As filed with the Securities and Exchange Commission on November 5, 2024

Registration No. 333-280161

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

AMENDMENT NO. 4

TO

FORM F-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

_______________________

TNL Mediagene
(Exact name of registrant as specified in its charter)
_______________________

Cayman Islands	7310	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
23-2 Maruyamacho Shibuya-ku, Tokyo 150-0044 Japan +81-(0)3-5784-6742	4F., No. 88, Yanchang Rd. Xinyi District Taipei City 110 Taiwan +866-2-6638-5108

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

_______________________

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
(800)-221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

_______________________

With copies to:

Thomas T. Chou Morrison & Foerster LLP 707 Wilshire Boulevard Los Angeles, California 90017 Tel: (213)-892-5200	Jesse S. Gillespie Nozomi Oda Morrison & Foerster LLP Shin-Marunouchi Building, 29F 1-5-1 Marunouchi Chiyoda-ku, Tokyo 100-6529 Japan Tel: +81-3-3214-6522	Joshua G. DuClos Kenny S. Terrero Jocelyne E. Kelly Zach Shub-Essig Sidley Austin LLP 787 Seventh Avenue New York, New York 10019 Tel: (212) 839-5300

_______________________

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement and on completion of the merger and related transactions described in the enclosed proxy statement/prospectus.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The registrant may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

PRELIMINARY, SUBJECT TO COMPLETION, DATED NOVEMBER 5, 2024

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

BLUE OCEAN ACQUISITION CORP

AND

PROSPECTUS FOR UP TO
26,787,641 ORDINARY SHARES,
16,382,329 WARRANTS AND
16,382,329 ORDINARY SHARES UNDERLYING WARRANTS OF

TNL MEDIAGENE

The board of directors of Blue Ocean Acquisition Corp, a Cayman Islands exempted company (“Blue Ocean”), has unanimously approved the Agreement and Plan of Merger (“Original Merger Agreement”), dated as of June 6, 2023, by and among Blue Ocean, TNL Mediagene, a Cayman Islands exempted company (formerly “The News Lens Co., Ltd.”) and TNLMG (formerly “TNL Mediagene”), a Cayman Islands exempted company and a wholly owned subsidiary of TNL Mediagene (“Merger Sub”) as amended by Amendment No. 1 to Agreement and Plan of Merger dated as of May 29, 2024 (the “First Amendment”) and Amendment No. 2 to Agreement and Plan of Merger dated as of October 23, 2024 (the “Second Amendment” and together with the First Amendment and the Original Merger Agreement as it may be amended from time to time, the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will merge with and into Blue Ocean (such merger, the “Merger”), with Blue Ocean surviving the Merger as a wholly owned subsidiary of TNL Mediagene (Blue Ocean as the surviving entity of the Merger, the “Surviving Entity”). As a result of the Merger, and upon consummation of the Merger and the other transactions contemplated by the Merger Agreement (such transactions including the Merger, the “Transactions”), the shareholders of Blue Ocean will become shareholders of TNL Mediagene. The effective time of the Merger is herein referred to as the “Effective Time” and the closing of the Transactions is herein referred to as the “Closing.”

On the date on which the Closing occurs (the “Closing Date”), immediately prior to the Effective Time, (i) the amended and restated memorandum and articles of association of TNL Mediagene (the “TNL Mediagene A&R Articles”) will become effective; (ii) each ordinary share of TNL Mediagene that is issued and outstanding immediately prior to the Effective Time will be redesignated and become an ordinary share of TNL Mediagene with par value and other terms as described in the TNL Mediagene A&R Articles (such redesignated ordinary shares of TNL Mediagene, the “TNL Mediagene Ordinary Shares” and such redesignation, the “Share Redesignation”) and each ordinary share of TNL Mediagene held in TNL Mediagene’s treasury immediately prior to the Share Redesignation will be automatically cancelled and extinguished without any redesignation, subdivision or payment therefor; (iii) each TNL Mediagene Ordinary Share that is issued and outstanding following the Share Redesignation and immediately prior to the Effective Time will be consolidated into such number of TNL Mediagene Ordinary Shares equal to the Split Factor (as defined below) (the “Reverse Share Split”); and (iv) any option issued and outstanding immediately prior to the Reverse Share Split to purchase ordinary shares of TNL Mediagene will be adjusted to give effect to the foregoing transactions, such that each TNL Mediagene Ordinary Share will have a deemed value of $10.00 per share on a fully diluted basis, after giving effect to such Reverse Share Split. The actions set forth in prongs (i) through (iv) above are collectively referred to as the “Recapitalization.”

Pursuant to the Merger Agreement, (i) immediately prior to the Effective Time, each Class B ordinary share of Blue Ocean, par value $0.0001 per share (“Blue Ocean Class B Shares”), outstanding immediately prior to the Effective Time will be automatically converted into one Class A ordinary share of Blue Ocean, par value $0.0001 per share (“Blue Ocean Class A Shares” and together with the Blue Ocean Class B Shares, the “Blue Ocean Ordinary Shares”) and, after giving effect to such automatic conversion, at the Effective Time and as a result of the Merger, each Blue Ocean Class A Share outstanding immediately prior to the Effective Time will automatically be converted into the right of the holder thereof to receive one TNL Mediagene Ordinary Share and (ii) each issued and outstanding warrant to purchase Blue Ocean Class A Shares (“Blue Ocean Warrants”) will be assumed by TNL Mediagene and converted into a corresponding warrant to purchase TNL Ordinary Shares (“TNL Mediagene Warrants”). Immediately prior to the Effective Time, the Blue Ocean Class A Shares and the public Blue Ocean

Warrants comprising each issued and outstanding unit of Blue Ocean, consisting of one Blue Ocean Class A Share and one-half of one public Blue Ocean Warrant (“Blue Ocean Units”), will be automatically separated and the holder thereof will be deemed to hold one Blue Ocean Class A Share and one-half of one public Blue Ocean Warrant. No fractional public Blue Ocean Warrants will be issued in connection with such separation such that if a holder of such Blue Ocean Units would be entitled to receive a fractional public Blue Ocean Warrant upon such separation, the number of public Blue Ocean Warrants to be issued to such holder upon such separation will be rounded down to the nearest whole number of public Blue Ocean Warrants and no cash will be paid in lieu of such fractional public Blue Ocean Warrants.

The Closing is subject to the satisfaction or waiver by the respective parties of a number of conditions under the Merger Agreement, including, among other things: (i) the approval of the Merger Agreement and the Transactions by the shareholders of Blue Ocean; (ii) the Merger Agreement and the Transactions having been approved by the shareholders of TNL Mediagene; (iii) this proxy statement/prospectus having become effective; (iv) TNL Mediagene’s listing applications and listing of applicable TNL Mediagene securities to be issued in connection with the Transactions having been approved by The Nasdaq Stock Market LLC (“Nasdaq”), subject only to official notice of issuance thereof; (v) no law or governmental order by any governmental authority of competent jurisdiction, enjoining, prohibiting, or making illegal the consummation of the Merger; and (vi) completion of the Recapitalization. Other conditions to Blue Ocean’s obligations include, among other things, absence of any Material Adverse Effect (as defined in the Merger Agreement). Other conditions to TNL Mediagene’s obligations include, among other things, the absence of any SPAC Impairment Effect (as defined in the Merger Agreement).

It is anticipated that, immediately following the Closing, (1) Blue Ocean’s public shareholders are expected to own approximately 6.19% (assuming the no redemptions scenario) and 0.00% (assuming the maximum redemption scenario) of the outstanding TNL Mediagene Ordinary Shares, (2) the TNL Mediagene shareholders are expected to collectively own approximately 82.75% (assuming the no redemptions scenario) or 89.58% (assuming the maximum redemption scenario) of the outstanding TNL Mediagene Ordinary Shares, and (3) Blue Ocean’s initial shareholders, including Blue Ocean Sponsor LLC (the “Sponsor”), are expected to own approximately 9.95% (assuming the no redemptions scenario) or 9.23% (assuming the maximum redemption scenario) of the outstanding TNL Mediagene Ordinary Shares. These percentages assume, at the low end of the range, a “no redemptions” scenario, whereby no additional redemptions from the Trust Account occur prior to the Closing, and, at the high end of the range, a “maximum redemptions” scenario, whereby all the public shareholders of Blue Ocean Class A Shares issued and outstanding redeem their shares prior to the Closing. These percentages are based on the assumptions that (i) TNL Mediagene issues 24,617,697 shares of TNL Mediagene Ordinary Shares to former shareholders of TNL Mediagene as of immediately prior to the Closing, (ii) the holders of the DaEX Conversion Rights and the 2024 TNL Mediagene Convertible Notes elect to redeem their conversion rights to receive 58,193 TNL Mediagene Ordinary Shares and 172,808 TNL Mediagene Ordinary Shares, respectively, (iii) the principal balance of the 2024 TNL Mediagene Subordinated Unsecured Convertible Note is converted to 96,993 TNL Mediagene Ordinary Shares and (iv) at minimum 2,534,891 Earn-Out Shares (or in the case of no redemptions scenario, 2,960,980 Earn-Out Shares) deferred under the Sponsor Lock-up and Support Agreement are issued without any further adjustments based on the Forfeiture Ratio. In addition, the anticipated share ownership information above excludes certain potential sources of dilution, among others, TNL Mediagene Ordinary Shares underlying TNL Mediagene’s granted stock options under TNL Mediagene’s 2015 Global Share Plan (the “2015 Plan”) and TNL Mediagene Ordinary Shares underlying the Public Warrants and the Blue Ocean Private Placement Warrants. If the actual facts are different from these assumptions, the percentage ownership retained by Blue Ocean’s existing public shareholders in the combined company will be different. See “Unaudited Pro Forma Condensed Combined Financial Information” for further information regarding these scenarios. For the details of shareholding among difference shareholders on a fully-diluted basis, including TNL Mediagene Ordinary Shares underlying TNL Mediagene’s granted stock options under the 2015 Plan, Public Warrants and Blue Ocean Private Placement Warrants, see also “Questions and Answers About the Merger and the Extraordinary General Meeting — What equity stake will current TNL Mediagene shareholders and current Blue Ocean shareholders hold in the combined company immediately after the completion of the Merger, and what effect will potential sources of dilution have on such equity stake after the Closing”.

For more information on the Transactions, see “Questions and Answers about the Merger and the Extraordinary General Meeting.”

The Merger Agreement is attached to this proxy statement/prospectus as Annex A-1, Annex A-2 and Annex A-3.

Proposals to approve the Merger Agreement and the other matters discussed in this proxy statement/prospectus will be presented at the extraordinary general meeting of Blue Ocean shareholders scheduled to be held on [    ], 2024 at [    ].

Blue Ocean’s securities, namely the Blue Ocean Units (trading symbol “BOCNU”), Blue Ocean Class A Shares (trading symbol “BOCN”) and redeemable warrants, each exercisable for one Blue Ocean Class A Share at an exercise price of $11.50 per share (trading symbol “BOCNW”) (the “Public Warrants”), are currently listed on Nasdaq. The closing price on Nasdaq of Blue Ocean Units, Blue Ocean Class A Shares and Public Warrants was $11.31, $11.48, and $0.0228, respectively, on October 22, 2024.

Although TNL Mediagene is not currently a public reporting company, following the effectiveness of the registration statement of which this proxy statement/prospectus is a part and the Closing, TNL Mediagene will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). TNL Mediagene intends to apply for listing of the TNL Mediagene Ordinary Shares and the TNL Mediagene Warrants on Nasdaq under the proposed symbols “TNMG” and “[TNMGW]”, respectively, to be effective at the consummation of the Merger. While trading on Nasdaq is expected to begin on the first business day following the date of completion of the Merger, there can be no assurance that TNL Mediagene Ordinary Shares or TNL Mediagene Warrants will be listed on Nasdaq or that a viable and active trading market will develop. See “Risk Factors — Risks Related to Ownership of TNL Mediagene’s Securities” for more information.

TNL Mediagene is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and is therefore eligible to take advantage of certain reduced reporting requirements otherwise applicable to other public companies.

TNL Mediagene is also a “foreign private issuer” as defined in the Exchange Act and will be exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, TNL Mediagene’s officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, TNL Mediagene will not be required to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

The accompanying proxy statement/prospectus provides Blue Ocean shareholders with detailed information about the Merger and other matters to be considered at the extraordinary general meeting of Blue Ocean.    We encourage you to read the entire accompanying proxy statement/prospectus, including the annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 24 of the accompanying proxy statement/prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the Merger, or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated [    ], 2024, and is first being mailed to Blue Ocean shareholders on or about [    ], 2024.

References to Additional Information

This proxy statement/prospectus incorporates important business and financial information about TNL Mediagene and Blue Ocean that is not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon written or oral request. If you would like to receive any of the additional information, please contact:

Blue Ocean Acquisition Corp
2 Wisconsin Circle, 7th Floor,
Chevy Chase, MD 20815
Telephone: (240)-235-5049

To obtain timely delivery of the documents, you must request them no later than five business days before the date of the extraordinary general meeting, or no later than [    ], 2024.

For additional information, see “Where You Can Find More Information” on page 265.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF BLUE OCEAN ACQUISITION CORP

To Be Held on [    ], 2024

TO THE SHAREHOLDERS OF BLUE OCEAN ACQUISITION CORP:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of shareholders of Blue Ocean Acquisition Corp (“Blue Ocean”), a Cayman Islands exempted company, will be held at [    ], [    ] time, on [    ], 2024 at [    ], or at such other time, on such other date and at such other place to which the meeting may be postponed or adjourned (the “extraordinary general meeting”). You are cordially invited to attend and participate in the extraordinary general meeting which will be held for the following purposes:

Proposal One — The Business Combination Proposal — to consider and vote upon, as an ordinary resolution, a proposal to approve, ratify and authorize the Agreement and Plan of Merger, dated as of June 6, 2023, by and among Blue Ocean, TNL Mediagene (formerly “The News Lens Co., Ltd.”), a Cayman Islands exempted company (“TNL Mediagene”), and TNLMG (formerly “TNL Mediagene”), a Cayman Islands exempted company and a wholly owned subsidiary of TNL Mediagene (“Merger Sub”) as amended by Amendment No. 1 to Agreement and Plan of Merger dated as of May 29, 2024 (the “First Amendment”) and Amendment No. 2 to Agreement and Plan of Merger dated as of October 23, 2024 (the “Second Amendment” and together with the First Amendment and the Original Merger Agreement as it may be amended from time to time, the “Merger Agreement”), a copy of each of which is attached to this proxy statement/prospectus as Annex A-1, Annex A-2 and Annex A-3, respectively, and the transactions contemplated therein, including the business combination whereby Merger Sub will merge with and into Blue Ocean (the “Merger”), with Blue Ocean surviving the Merger as a wholly owned subsidiary of TNL Mediagene (the “Business Combination Proposal”);

Proposal Two — The Merger Proposal — to consider and vote upon, as a special resolution, a proposal to approve and authorize the Merger and the Plan of Merger (as defined below) by and among Blue Ocean, Merger Sub and TNL Mediagene, substantially in the form attached to this proxy statement/prospectus as Annex C (the “Merger Proposal”); and

Proposal Three — The Adjournment Proposal — to consider and vote upon, as an ordinary resolution, a proposal to adjourn the extraordinary general meeting to a later date or dates to be determined by the chairman of the extraordinary general meeting, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, there are not sufficient votes to approve one or more proposals presented to shareholders for a vote, or where Blue Ocean’s board of directors has determined it is otherwise necessary (the “Adjournment Proposal”).

We also will transact any other business as may properly come before the extraordinary general meeting or any adjournment or postponement thereof.

The full text of the resolutions to be voted on at the extraordinary general meeting is as follows:

Resolution One — The Business Combination Proposal:

“RESOLVED, as an ordinary resolution, that Blue Ocean Acquisition Corp’s (“Blue Ocean”) entry into the Agreement and Plan of Merger, dated as of June 6, 2023, by and among Blue Ocean, TNL Mediagene (formerly “The News Lens Co., Ltd.”) (“TNL Mediagene”) and TNLMG (formerly “TNL Mediagene”) (“Merger Sub”) as amended by Amendment No. 1 to Agreement and Plan of Merger dated as of May 29, 2024 (the “First Amendment”) and Amendment No. 2 to Agreement and Plan of Merger dated as of October 23, 2024 (the “Second Amendment” and together with the First Amendment and the Original Merger Agreement as it may be amended from time to time, the “Merger Agreement”), a copy of each of which is attached to the accompanying proxy statement/prospectus as Annex A-1, Annex A-2 and Annex A-3, respectively, pursuant to which, among other things, Merger Sub will merge with and into Blue Ocean, with Blue Ocean surviving the merger as a wholly owned subsidiary of TNL Mediagene, in accordance with the terms and subject to the conditions of the Merger Agreement, and the transactions contemplated by the Merger Agreement each be and are hereby authorized, approved, ratified and confirmed in all respects.”

i

Resolution Two — The Merger Proposal:

“RESOLVED, as a special resolution, that the Plan of Merger, by and among Blue Ocean Acquisition Corp (“Blue Ocean”), TNL Mediagene (formerly “The News Lens Co., Ltd.”) (“TNL Mediagene”) and TNLMG (formerly “TNL Mediagene”) (“Merger Sub”), substantially in the form attached to the accompanying proxy statement/prospectus as Annex C (including the annexures thereto, the “Plan of Merger”) be and is hereby authorized, approved and confirmed in all respects, that the merger of Merger Sub with and into Blue Ocean with Blue Ocean surviving the merger as a wholly owned subsidiary of TNL Mediagene be and is hereby authorized, approved and confirmed in all respects and all the undertaking, property and liability of the Merger Sub vest in Blue Ocean by virtue of such merger pursuant to the Companies Act (as amended) of the Cayman Islands, and that Blue Ocean be and is hereby authorized to enter into the Plan of Merger.”

Resolution Three — The Adjournment Proposal:

“RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates to be determined by the chairman of the extraordinary general meeting, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting or where Blue Ocean’s board of directors has determined it is otherwise necessary, be and is hereby approved.”

The items of business listed above are more fully described elsewhere in the proxy statement/prospectus. Whether or not you intend to attend the extraordinary general meeting, we urge you to read the proxy statement/prospectus in its entirety, including the annexes and accompanying financial statements, before voting. IN PARTICULAR, WE URGE YOU TO CAREFULLY READ THE SECTION IN THE PROXY STATEMENT/PROSPECTUS ENTITLED “RISK FACTORS.”

Only holders of record of Blue Ocean Class A ordinary shares, par value $0.0001 (“Blue Ocean Class A Shares”), and Class B ordinary shares, par value $0.0001 (“Blue Ocean Class B Shares” and, together with the Blue Ocean Class A Shares, the “Blue Ocean Ordinary Shares”), at the close of business on [    ], 2024 (the “record date”) are entitled to notice of the extraordinary general meeting and to vote and have their votes counted at the extraordinary general meeting and any adjournments or postponements of the extraordinary general meeting.

After careful consideration, Blue Ocean’s board of directors has determined that each of the proposals listed is fair to and in the best interests of Blue Ocean and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of the proposals set forth above. When you consider the recommendations of Blue Ocean’s board of directors, you should keep in mind that Blue Ocean’s directors and officers may have interests in the Merger that conflict with, or are different from, your interests as a shareholder of Blue Ocean. See “Proposal One — The Business Combination Proposal — Interests of Certain Persons in the Merger.”

The closing of the Merger is conditioned on approval of the Business Combination Proposal and the Merger Proposal. If either of these proposals is not approved and the applicable closing condition in the Merger Agreement is not waived, then Blue Ocean will not consummate the Merger. The Adjournment Proposal is not conditioned on the approval of any other proposal listed above.

All Blue Ocean shareholders at the close of business on the record date are cordially invited to attend the extraordinary general meeting. To ensure your representation at the extraordinary general meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible in the postage-paid return envelope provided and, in any event, so as to be received by Blue Ocean no later than at [    ], [    ] time, on [    ], 2024, being 48 hours before the time appointed for the holding of the extraordinary general meeting (or, in the case of an adjournment, no later than 48 hours before the time appointed for the holding of the adjourned meeting). In the case of joint shareholders, where more than one of the joint shareholder purports to appoint a proxy, only the appointment submitted by the most senior holder (being the first named holder in respect of the shares in Blue Ocean’s register of members) will be accepted. If you are a holder of record of Blue Ocean Ordinary Shares at the close of business on the record date, you may also attend and cast your vote at the extraordinary general meeting in person. If you hold your Blue Ocean Ordinary Shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you must instruct your broker or bank on how to vote the shares you beneficially own or, if you wish to attend and vote at the extraordinary general meeting, you must obtain a legal proxy from the shareholder of record. Holders should contact their broker, bank or nominee for instructions regarding obtaining a legal proxy.

A complete list of Blue Ocean shareholders of record entitled to vote at the extraordinary general meeting will be available for ten days before the extraordinary general meeting at the principal executive offices of Blue Ocean for inspection by shareholders during business hours for any purpose germane to the extraordinary general meeting.

Voting on all resolutions at the extraordinary general meeting will be conducted by way of a poll rather than by a show of hands. In a poll, votes are counted according to the number of Blue Ocean Ordinary Shares registered in each shareholder’s name which are voted, with each Blue Ocean Ordinary Share carrying one vote.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the extraordinary general meeting online or in person, please complete, sign, date and return the enclosed proxy card as soon as possible in the envelope provided. Submitting a proxy now will NOT prevent you from being able to attend and vote in person at the extraordinary general meeting. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly voted and counted.

If you have any questions or need assistance voting your Blue Ocean Ordinary Shares, please contact the proxy solicitor, Morrow Sodali LLC, at:

Morrow Sodali LLC
333 Ludlow Street, 5th Floor, South Tower
Stamford, CT 06902
Individuals call toll-free (800) 662-5200
Banks and brokers call (203) 658-9400
Email: BOCN.info@investor.morrowsodali.com

This notice of extraordinary general meeting is and the proxy statement/prospectus relating to the Merger will be available at [    ].

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors

Marcus Brauchli
Chairman
[ ], 2024

IF YOU RETURN YOUR SIGNED PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS.

ALL HOLDERS (“BLUE OCEAN PUBLIC SHAREHOLDERS”) OF BLUE OCEAN CLASS A SHARES ISSUED IN BLUE OCEAN’S INITIAL PUBLIC OFFERING (THE “PUBLIC SHARES”), OTHER THAN THE SPONSOR, SHAREHOLDERS OF BLUE OCEAN PRIOR TO BLUE OCEAN’S INITIAL PUBLIC OFFERING AND BLUE OCEAN’S OFFICERS AND DIRECTORS (TO THE EXTENT THAT THEY HOLD THE PUBLIC SHARES), HAVE THE RIGHT TO HAVE THEIR PUBLIC SHARES REDEEMED FOR CASH IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION. BLUE OCEAN PUBLIC SHAREHOLDERS ARE NOT REQUIRED TO AFFIRMATIVELY VOTE FOR OR AGAINST THE BUSINESS COMBINATION PROPOSAL, TO VOTE ON THE BUSINESS COMBINATION PROPOSAL AT ALL, OR TO BE HOLDERS OF RECORD ON THE RECORD DATE IN ORDER TO HAVE THEIR PUBLIC SHARES REDEEMED FOR CASH.

THIS MEANS THAT ANY BLUE OCEAN PUBLIC SHAREHOLDER HOLDING PUBLIC SHARES MAY EXERCISE REDEMPTION RIGHTS REGARDLESS OF WHETHER THEY ARE EVEN ENTITLED TO VOTE ON THE BUSINESS COMBINATION PROPOSAL.

TO EXERCISE REDEMPTION RIGHTS, BLUE OCEAN PUBLIC SHAREHOLDERS MUST REQUEST THAT BLUE OCEAN REDEEM THEIR PUBLIC SHARES AND EITHER TENDER THEIR SHARE CERTIFICATES (IF ANY) TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY, BLUE OCEAN’S TRANSFER AGENT, OR DELIVER THEIR PUBLIC SHARES TO THE TRANSFER AGENT ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DEPOSIT/WITHDRAWAL AT CUSTODIAN (DWAC) SYSTEM, IN EACH CASE NO LATER THAN TWO BUSINESS DAYS PRIOR TO THE EXTRAORDINARY GENERAL MEETING.    IF THE MERGER IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH AND WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. ANY HOLDER THAT HOLDS PUBLIC SHARES BENEFICIALLY THROUGH A NOMINEE MUST IDENTIFY ITSELF BY LEGAL NAME, PHONE NUMBER AND ADDRESS TO BLUE OCEAN IN CONNECTION WITH ANY REDEMPTION ELECTION IN ORDER TO VALIDLY REDEEM SUCH PUBLIC SHARES. SEE “EXTRAORDINARY GENERAL MEETING OF BLUE OCEAN SHAREHOLDERS — REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

v

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms a part of a registration statement on Form F-4 filed with the United States Securities and Exchange Commission (the “SEC”) by TNL Mediagene, constitutes a prospectus of TNL Mediagene under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the TNL Mediagene Ordinary Shares and TNL Mediagene Warrants to be issued to Blue Ocean securityholders in connection with the Merger. This document also constitutes a proxy statement of Blue Ocean under Section 14(a) of the Exchange Act, and the rules thereunder, and a notice of meeting with respect to the extraordinary general meeting of Blue Ocean shareholders to consider and vote upon the proposals to adopt the Business Combination Proposal, to adopt the Merger Proposal and, if necessary, to adopt the Adjournment Proposal:

•        Proposal One — The Business Combination Proposal — to consider and vote upon, as an ordinary resolution, a proposal to approve, ratify and authorize the Agreement and Plan of Merger, dated as of June 6, 2023, by and among Blue Ocean, TNL Mediagene (formerly “The News Lens Co., Ltd.”), a Cayman Islands exempted company (“TNL Mediagene”), and TNLMG (formerly “TNL Mediagene”), a Cayman Islands exempted company and a wholly owned subsidiary of TNL Mediagene (“Merger Sub”) as amended by Amendment No. 1 to Agreement and Plan of Merger dated as of May 29, 2024 (the “First Amendment”) and Amendment No. 2 to Agreement and Plan of Merger dated as of October 23, 2024 (the “Second Amendment” and together with the First Amendment and the Original Merger Agreement as it may be amended from time to time, the “Merger Agreement”), a copy of each of which is attached to this proxy statement/prospectus as Annex A-1, Annex A-2 and Annex A-3, respectively, and the transactions contemplated therein, including the business combination whereby Merger Sub will merge with and into Blue Ocean (the “Merger”), with Blue Ocean surviving the Merger as a wholly owned subsidiary of TNL Mediagene (the “Business Combination Proposal”);

•        Proposal Two — The Merger Proposal — to consider and vote upon, as a special resolution, a proposal to approve and authorize the Merger and the Plan of Merger by and among Blue Ocean, Merger Sub and TNL Mediagene, substantially in the form attached to this proxy statement/prospectus as Annex C (the “Merger Proposal”); and

•        Proposal Three — The Adjournment Proposal — to consider and vote upon, as an ordinary resolution, a proposal to adjourn the extraordinary general meeting to a later date or dates to be determined by the chairman of the extraordinary general meeting, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, there are not sufficient votes to approve one or more proposals presented to shareholders for a vote or where Blue Ocean’s board of directors has determined it is otherwise necessary (the “Adjournment Proposal”).

Unless otherwise indicated or the context otherwise requires, all references in this proxy statement/prospectus to “TNL Mediagene” refer to TNL Mediagene (formerly “The News Lens Co., Ltd.”) together with its subsidiaries. All references in this proxy statement/prospectus to “Blue Ocean” refer to Blue Ocean Acquisition Corp.

MARKET, INDUSTRY AND OTHER DATA

This proxy statement/prospectus contains estimates, projections and other information concerning TNL Mediagene’s industry, including market size and growth of the markets in which it participates, that are based on industry publications and reports and forecasts prepared by its management. In some cases, TNL Mediagene does not expressly refer to the sources from which these estimates and information are derived. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. Industry reports, publications, research, studies and forecasts generally state that the information they contain has been obtained from sources they believe to be reliable but that the accuracy and completeness of such information is not guaranteed. TNL Mediagene has not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which TNL Mediagene operates is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

The sources of certain statistical data, estimates, and forecasts contained in this proxy statement/prospectus include internal surveys, independent industry surveys and publications, including reports by Google Analytics, Semrush Holdings Inc., Statista GmbH, the U.S. Census Bureau and Pew Research Center and other third-party research and publicly available information.

Certain estimates of market opportunity, including internal estimates of the addressable market for TNL Mediagene and forecasts of market growth, included in this proxy statement/prospectus may prove inaccurate. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. The estimates and forecasts in this proxy statement/prospectus relating to the size of TNL Mediagene’s target market, market demand and adoption, capacity to address this demand, and pricing may prove to be inaccurate. The addressable market TNL Mediagene estimates may not materialize for many years, if ever, and even if the markets in which it competes meet the size estimates in this proxy statement/prospectus, TNL Mediagene’s business could fail to successfully address or compete in such markets, if at all.

Certain monetary amounts, percentages and other figures included in this proxy statement/prospectus have been subject to rounding adjustments. Certain other amounts that appear in this proxy statement/prospectus may not sum due to rounding.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

TNL Mediagene has proprietary rights to trademarks used in this proxy statement/prospectus that are important to its business, many of which are registered under applicable intellectual property laws. This proxy statement/prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this proxy statement/prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that TNL Mediagene will not assert, to the fullest extent permitted under applicable law, its rights or the right of the applicable licensor to these trademarks, trade names and service marks. TNL Mediagene does not intend its use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of TNL Mediagene by, any other parties.

FINANCIAL STATEMENT PRESENTATION

Blue Ocean

The audited historical financial statements of Blue Ocean Acquisition Corp included in this proxy statement/prospectus have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and are reported in U.S. Dollars.

TNL Mediagene

The audited historical consolidated financial statements of TNL Mediagene as of December 31, 2022 and 2023 and for the years ended December 31, 2022 and 2023 included in this proxy statement/prospectus have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are reported in U.S. Dollars. The condensed consolidated interim financial statements for the six-month periods ended June 30, 2023 and June 30, 2024 have been prepared in accordance with IAS 34, Interim Financial Reporting, and are reported in U.S. Dollars.

Mediagene

The audited historical consolidated financial statements of Mediagene Inc. as of February 28, 2022 and 2023 and for the fiscal years ended February 28, 2022 and 2023 included in this proxy statement/prospectus have been prepared in accordance with IFRS and are reported in Japanese yen.

SELECTED DEFINITIONS

“Aggregate Fully Diluted Company Shares”

means, without duplication, (i) the aggregate number of TNL Mediagene Ordinary Shares that are issued and outstanding immediately prior to the Reverse Share Split (excluding any TNL Mediagene Ordinary Shares held in TNL Mediagene’s treasury), and (ii) the aggregate number of TNL Mediagene Ordinary Shares that are issuable upon the exercise, exchange or conversion of all stock options (calculated using the treasury stock method of accounting), equity awards, warrants, rights or other securities (including debt securities) convertible into or exchangeable or exercisable for TNL Mediagene Ordinary Shares, which such stock options, equity awards, warrants, rights or other securities are issued and outstanding immediately prior to the Reverse Share Split.

“Ancillary Documents”	means each agreement, document, instrument and/or certificate entered into in connection with the Merger Agreement or therewith and any and all exhibits and schedules thereto.
“Apollo”	means Apollo SPAC Fund I, L.P. and Apollo Credit Strategies Master Fund Ltd., to whom Apollo SPAC Fund I, L.P. transferred its Blue Ocean Class B Shares.
“Blue Ocean Articles”	means the current amended and restated memorandum and articles of association of Blue Ocean
“Blue Ocean Class A Shares”	means Class A ordinary shares of Blue Ocean, par value $0.0001 per share.
“Blue Ocean Class B Shares”	means Class B ordinary shares of Blue Ocean, par value $0.0001 per share.
“Blue Ocean IPO”	means the initial public offering of Blue Ocean, which was consummated on December 7, 2021.
“Blue Ocean Ordinary Shares”	means the Blue Ocean Class A Shares and the Blue Ocean Class B Shares.
“Blue Ocean Private Placement Warrants”

means an aggregate of 6,179,716 warrants of Blue Ocean, calculated by 9,225,000 warrants sold to Sponsor and Apollo in the private placements consummated concurrently with the Blue Ocean IPO, less 750,000 warrants which will be forfeited pro rata by Sponsor and Apollo at the Closing Date in accordance with the Sponsor Lock-Up and Support Agreement, less 3,707,168 warrants, representing 50% of private placement warrants expected to be held by the Sponsor immediately prior to the Closing, assuming no adjustments based on the Forfeiture Ratio and other terms set forth in the Sponsor Lock-Up and Support Agreement, which will be forfeited by Sponsor at the Closing Date in accordance with the Sponsor Lock-Up and Support Agreement and plus an additional 1,411,884 warrants assuming the holders of the 2023 Sponsor Convertible Note elect to convert them into warrants on the Closing Date, each entitling its holder to purchase one Blue Ocean Class A Share at an exercise price of $11.50 per share, subject to adjustment.

“Blue Ocean Public Shareholders”	means all holders of the Public Shares.
“Blue Ocean Units”	means the units of Blue Ocean issued in the Blue Ocean IPO, each consisting of one Blue Ocean Class A Share and one-half of one Public Warrant.

x

“Blue Ocean Warrants”	means the Public Warrants and the Blue Ocean Private Placement Warrants.
“Cayman Companies Law”	means the Companies Act (as amended) of the Cayman Islands.
“Conversion”

means the issuance of an aggregate of 4,743,749 Blue Ocean Class A Shares by Blue Ocean upon the conversion of an equal number of Founder Shares on June 21, 2024. Of the 4,743,749 Blue Ocean Class A Shares issued in the Conversion, an aggregate of 4,353,749 Blue Ocean Class A Shares was issued to the Sponsor and an aggregate of 390,000 Blue Ocean Class A Shares was issued to Norman Pearlstine, Joel Motley, Matt Goldberg, Priscilla Han, Apollo Credit Strategies Master Fund Ltd. and certain other holders of Founder Shares. The Sponsor retained one Founder Share.

“Dissenting Blue Ocean Shareholders”	means holders of the Dissenting Blue Ocean Shares.
“Dissenting Blue Ocean Shares”

means Blue Ocean Class A Shares that are (i) issued and outstanding immediately prior to the Effective Time and (ii) held by Blue Ocean shareholders who have validly exercised their Dissent Rights (and not waived, withdrawn, lost or failed to perfect such rights).

“Dissent Rights”	means the right of each holder of record of Blue Ocean Ordinary Shares to dissent in respect of the Merger pursuant to Section 238 of the Cayman Companies Law.
“Earn-Out Shares”

means an aggregate of at minimum 2,534,891 TNL Mediagene Ordinary Shares (or in the case of no redemptions scenario, 2,960,980 TNL Mediagene Ordinary Shares), assuming forfeiture at Closing of up to 2,208,859 Founder Shares (or in the case of no redemptions scenario, forfeiture of up to 1,782,770 Founder Shares) by the Sponsor and subject to adjustment based on the Forfeiture Ratio, issuable as part of the agreed consideration of the Merger in exchange for the 4,743,750 Founder Shares owned by the Sponsor, Norman Pearlstine, Joel Motley, Matt Goldberg, Priscilla Han, Apollo Credit Strategies Master Fund Ltd. and certain other holders of Founder Shares or Blue Ocean Class A Shares issued in exchange for any such Founder Shares, pursuant to the Sponsor Lock-Up and Support Agreement.

“Effective Time”	means the effective time of the Merger.
“Exchange Act”	means the Securities Exchange Act of 1934, as amended.
“Forfeiture Ratio”

means a ratio resulting from the following formula:

Forfeiture Ratio = 1 — A/B

where A equals the amount of Minimum Balance Sheet Cash (as defined in the Merger Agreement), which, for purposes of this formula, shall not be less than $0 or exceed $20,000,000, regardless of if the actual amount of Minimum Balance Sheet Cash determined under the Merger Agreement is in excess of $20,000,000; and

where B equals $20,000,000.

“Founder Shares”

means an aggregate of 4,743,750 Blue Ocean Class B Shares currently outstanding and issued by Blue Ocean to the Sponsor prior to the Blue Ocean IPO and as result of the share capitalization on December 2, 2021, and the Blue Ocean Class A Shares issued or issuable upon the conversion of such Blue Ocean Class B Shares in accordance with the Blue Ocean Articles. For the avoidance of doubt, the Founder Shares include the 4,743,749 Blue Ocean Class A Shares issued to the Sponsor, Norman Pearlstine, Joel Motley, Matt Goldberg, Priscilla Han, Apollo Credit Strategies Master Fund Ltd. and certain other shareholders of Blue Ocean in the Conversion.

“IFRS”	means the International Financial Reporting Standards as issued by the International Accounting Standards Board.
“Merger Agreement”

means the Agreement and Plan of Merger, dated as of June 6, 2023, by and among Blue Ocean, TNL Mediagene, and Merger Sub as amended by the First Amendment to the Agreement and Plan of Merger dated as of May 29, 2024 and the Second Amendment to the Agreement and Plan of Merger, dated as of October 23, 2024, a copy of each of which is attached to this proxy statement/prospectus as Annex A-1, Annex A-2 and Annex A-3, respectively.

“Needham”	means Needham & Company, LLC.
“PCAOB”	means the Public Company Accounting Oversight Board.
“PIPE Investments”

means certain private investment in public equity (“PIPE”) transactions that TNL Mediagene and Blue Ocean intend to enter into in connection with the Transactions prior to or substantially concurrently with the Closing. As of the date of this proxy statement/prospectus, no definitive investment agreement has been entered.

“PIPE Investor”	means investors in the PIPE Investments.
“Plan of Merger”

means the plan of merger with respect to the Merger pursuant to which Merger Sub will be merged with and into Blue Ocean, following which the separate corporate existence of Merger Sub shall cease and Blue Ocean shall continue as the surviving entity, a wholly owned subsidiary of TNL Mediagene, substantially in the form attached to this proxy statement/prospectus as Annex C.

“Public Shares”	means all Blue Ocean Class A Shares issued in the Blue Ocean IPO.
“Public Warrants”

means the redeemable warrants of Blue Ocean issued in the Blue Ocean IPO, each entitling its holder to purchase one Blue Ocean Class A Share at an exercise price of $11.50 per share, subject to adjustment.

“Reverse Share Split”

means the reverse share split to cause the deemed value of the outstanding TNL Mediagene Ordinary Shares immediately prior to the Effective Time to equal $10.00 on a fully diluted basis, based on TNL Mediagene’s implied valuation immediately before the consummation of the Merger. Unless otherwise indicated, the information disclosed in this proxy statement/prospectus does not reflect the Reverse Share Split.

“Securities Act”	means the Securities Act of 1933, as amended.
“Split Factor”	means a number resulting from dividing (i) $275,000,000 by (ii) the product of (x) the Aggregate Fully Diluted Company Shares and (y) 10.
“Sponsor”	means Blue Ocean Sponsor, LLC.
“Sponsor Lock-Up and Support Agreement”

means an amended and restated letter agreement dated June 6, 2023, by and among Sponsor, Apollo, certain members of Blue Ocean’s board of directors, management team and advisory board and certain other shareholders of Blue Ocean, a copy of which is included as Exhibit 10.2 hereto, amended by the Amendment No. 1 to the Sponsor Lock-Up and Support Agreement dated October 23, 2024 by and among Sponsor, Blue Ocean and TNL Mediagene, a copy of which is included as Exhibit 10.3 hereto.

“TNL Mediagene”	means TNL Mediagene, a Cayman Islands exempted company, together as a group with its subsidiaries.
“TNL Mediagene A&R Articles”

means the amended and restated memorandum and articles of association of TNL Mediagene, substantially in the form attached to this proxy statement/prospectus as Annex B, to be adopted immediately prior to the Effective Time.

“TNL Mediagene Ordinary Shares”	means ordinary shares of TNL Mediagene with par value and other terms as described in the TNL Mediagene A&R Articles.
“TNL Mediagene Warrants”

means the warrants of TNL Mediagene into which the Blue Ocean Warrants will convert at the Effective Time, each whole warrant entitling its holder to purchase one TNL Mediagene Ordinary Share at a price of $11.50 per share, subject to adjustment.

“Transactions”	means the transactions contemplated by the Merger Agreement and the Ancillary Documents, including the Merger.
“U.S. Dollars,” “$,” or “US$”	means United States dollars, the legal currency of the United States.
“U.S. GAAP”	means generally accepted accounting principles in the United States.
“Working Capital Loans”

means loans made to Blue Ocean by the Sponsor, an affiliate of the Sponsor, or any of Blue Ocean’s officers or directors, evidenced by a promissory note, for the purpose of financing costs incurred in connection with the Merger or another business combination.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND
THE EXTRAORDINARY GENERAL MEETING

The questions and answers below highlight only selected information set forth elsewhere in this proxy statement/prospectus and only briefly address some commonly asked questions about the extraordinary general meeting and the proposals to be presented at the extraordinary general meeting, including with respect to the proposed Merger. The following questions and answers do not include all the information that may be important to Blue Ocean shareholders. Blue Ocean shareholders are urged to carefully read this entire proxy statement/prospectus, including the annexes and the other documents referred to herein, to fully understand the proposed Merger and the voting procedures for the extraordinary general meeting.

Q:     Why am I receiving this proxy statement/prospectus?

A:     You are receiving these materials because you are a shareholder of record or a beneficial holder of Blue Ocean on [    ], the record date for the extraordinary general meeting. Blue Ocean and TNL Mediagene have agreed to a business combination under the terms of the Merger Agreement that is described in this proxy statement/prospectus. A copy of each of the Original Merger Agreement, the First Amendment and the Second Amendment is attached to this proxy statement/prospectus as Annex A-1, Annex A-2 and Annex A-3, respectively, and Blue Ocean encourages its shareholders to read each in its entirety. Blue Ocean Public Shareholders are being asked to consider and vote upon a proposal to approve the Merger Agreement, which, among other things, provides for Merger Sub to be merged with and into Blue Ocean with Blue Ocean surviving the merger as a wholly owned subsidiary of TNL Mediagene and the other Transactions contemplated by the Merger Agreement. See “Proposal One — The Business Combination Proposal.”

Q:     Are there any other matters being presented to shareholders at the meeting?

A:     In addition to voting on the Business Combination Proposal, the shareholders of Blue Ocean will vote on the following proposals:

•        To authorize the Merger and the Plan of Merger. See “Proposal Two — The Merger Proposal.”

•        To consider and vote upon a proposal to adjourn the extraordinary general meeting to a later date or dates to be determined by the chairman of the extraordinary general meeting, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, there are not sufficient votes to approve one or more proposals presented to shareholders for a vote or where Blue Ocean’s board of directors has determined it is otherwise necessary. See “Proposal Three — The Adjournment Proposal.”

Blue Ocean will hold the extraordinary general meeting of its shareholders to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the proposed Merger and the other matters to be acted upon at the extraordinary general meeting. Shareholders should read it carefully.

The vote of shareholders is important. Regardless of how many shares you own, you are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.

Q:     Why is Blue Ocean providing shareholders with the opportunity to vote on the Merger?

A:     Pursuant to the amended and restated memorandum and articles of association of Blue Ocean (the “Blue Ocean Articles”), Blue Ocean is required to provide Blue Ocean Public Shareholders with an opportunity to have their Public Shares redeemed for cash upon consummation of its initial business combination, either in conjunction with a shareholder vote or tender offer. Due to the structure of the Transactions, Blue Ocean is providing this opportunity in conjunction with a shareholder vote.

Q:     What will happen to Blue Ocean’s securities upon consummation of the Merger?

A:     Blue Ocean’s securities, namely the Blue Ocean Units (trading symbol “BOCNU”), Blue Ocean Class A Shares (trading symbol “BOCN”) and redeemable warrants, each exercisable for one Blue Ocean Class A Share at an exercise price of $11.50 per share (trading symbol “BOCNW”) (the “Public Warrants”), are currently listed on Nasdaq. The closing price on Nasdaq of Blue Ocean Units, Blue Ocean Class A Shares and Public Warrants was $11.31, $11.48, and $0.0228, respectively, on October 22, 2024. The Blue Ocean

Units, Blue Ocean Class A Shares and Public Warrants will cease trading upon consummation of the Merger and will be delisted from Nasdaq and deregistered under the Exchange Act. TNL Mediagene intends to apply for listing of TNL Mediagene Ordinary Shares on Nasdaq under the proposed symbol “TNMG” and TNL Mediagene Warrants under the proposed symbol “[TNMGW]”, each to be effective upon consummation of the Merger. It is a condition of the consummation of the Merger that the TNL Mediagene Ordinary Shares and TNL Mediagene Warrants are approved for listing on Nasdaq (subject to official notice of issuance thereof). While trading on Nasdaq is expected to begin on the first business day following the consummation of the Merger, there can be no assurance that TNL Mediagene Ordinary Shares and TNL Mediagene Warrants will be listed on Nasdaq or that a viable and active trading market will develop. See “Risk Factors — Risks Related to Ownership of TNL Mediagene’s Securities” for more information.

Q:     Why is Blue Ocean proposing the Merger?

A:     Blue Ocean was organized to effect a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses or entities.

In December 2021, Blue Ocean consummated the initial public offering of 18,975,000 Blue Ocean Units (inclusive of the exercise by the underwriters of the over-allotment in full) at an offering price of $10.00 per Unit, generating total gross proceeds of $189,750,000 (the “Blue Ocean IPO”). Following the closing of the Blue Ocean IPO, an amount equal to $193,545,000 from the net proceeds of the sale of the Blue Ocean Units in the Blue Ocean IPO and the sale of the Blue Ocean Private Placement Warrants was placed into a trust account (the “Trust Account”). Since the Blue Ocean IPO, Blue Ocean’s activity has been limited to the evaluation of business combination candidates.

Based on Blue Ocean’s due diligence investigations of TNL Mediagene, its management team and the industry in which it operates, including the financial and other information provided by TNL Mediagene in the course of these due diligence investigations, Blue Ocean’s board of directors believes that the Merger with TNL Mediagene is in the best interests of Blue Ocean and its shareholders and presents an opportunity to increase shareholder value. However, there is no assurance of this. See “Proposal One — The Business Combination Proposal — Blue Ocean’s Board of Directors’ Reasons for the Merger” for additional information.

Although Blue Ocean’s board of directors believes that the Merger with TNL Mediagene presents an attractive business combination opportunity and is in the best interests of Blue Ocean and its shareholders, Blue Ocean’s board of directors did consider certain potentially material negative factors in arriving at that conclusion, including, among others: (i) the risks associated with TNL Mediagene’s long-term business plan and strategy, (ii) macroeconomic uncertainty and (iii) the risks associated with fact that the completion of the Merger is conditioned on the satisfaction of certain closing conditions that are not within Blue Ocean’s control. These factors are discussed in greater detail in “Proposal One — The Business Combination Proposal — Blue Ocean’s Board of Directors’ Reasons for the Merger.”

Q:     Did Blue Ocean’s board of directors obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Merger?

A:     Yes. Blue Ocean’s board of directors received a fairness opinion, dated June 4, 2023 (the “Opinion”), from Blue Ocean’s board of directors’ financial advisor, Newbridge Securities Corporation (“Newbridge”), which provided that, as of that date and based on and subject to the assumptions, qualifications and other matters set forth therein, (i) the merger consideration is fair, from a financial point of view, to Blue Ocean and Blue Ocean’s unaffiliated public shareholders and (ii) TNL Mediagene has an aggregate fair market value equal to at least 80% of the net assets held in the Trust Account (excluding deferred underwriting commissions and taxes payable on the income earned on the Trust Account). See “Proposal One — The Business Combination Proposal — Opinion of Newbridge” of this proxy statement/prospectus for additional information.

Q:     Do I have redemption rights?

A:     If you are a Blue Ocean Public Shareholder, other than the Sponsor, shareholders of Blue Ocean prior to the Blue Ocean IPO and Blue Ocean’s officers and directors (to the extent they hold Public Shares), you have the right to request that Blue Ocean redeem your Public Shares for a pro rata portion of the cash held in Blue Ocean’s Trust Account, calculated as of two business days prior to the consummation of the Merger in accordance with the Blue Ocean Articles. In this proxy statement/prospectus, these rights to request redemption of the Public Shares are sometimes referred to as “redemption rights.”

Notwithstanding the foregoing, a Blue Ocean Public Shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the Public Shares. Accordingly, all Public Shares in excess of 15% held by a Blue Ocean Public Shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group,” will not be redeemed and converted into cash.

Q:     Will how I vote on the Merger affect my ability to exercise my redemption rights?

A:     No. A Blue Ocean Public Shareholder may exercise redemption rights regardless of whether he, she or it votes for or against the Business Combination Proposal or does not vote on such proposal at all, or if he, she or it is a Blue Ocean Public Shareholder on the record date. This means that any Blue Ocean Public Shareholder holding Public Shares may exercise redemption rights regardless of whether they are even entitled to vote on the Business Combination Proposal.

Q:     How do I exercise my redemption rights?

A:     If you are a Blue Ocean Public Shareholder and wish to exercise your redemption rights, you must:

•        if you hold Public Shares through Blue Ocean Units, elect to separate your Blue Ocean Units into the underlying Public Shares and Public Warrants prior to exercising your redemption rights with respect to the Public Shares;

•        submit a written request to Continental Stock Transfer & Trust Company, Blue Ocean’s transfer agent, in which you (i) request that Blue Ocean redeem all or a portion of your Public Shares for cash, and (ii) identify yourself as the beneficial holder of the Public Shares and provide your legal name, phone number and address; and

•        either tender your share certificates (if any) to Continental Stock Transfer & Trust Company, Blue Ocean’s transfer agent, or deliver your Public Shares to the transfer agent electronically using The Depository Trust Company’s Deposit/Withdrawal at Custodian (DWAC) System.

Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern time, on            , 2024, two business days prior to the extraordinary general meeting, in order for their Public Shares to be redeemed. If you hold the Public Shares in “street name,” you will have to coordinate with your broker, bank or nominee to have the Public Shares you beneficially own certificated and delivered electronically.

Any Blue Ocean Public Shareholder satisfying the requirements for exercising redemption rights will be entitled to a pro rata portion of the amount then in the Trust Account (which, for illustrative purposes, was $            , or $            per share, as of the record date) calculated as of two business days prior to the consummation of the Merger, including interest earned on the funds in the Trust Account and not previously released to Blue Ocean to pay income taxes. Such amount will be paid promptly upon consummation of the Merger. There are currently no owed but unpaid income taxes on the funds in the Trust Account.

There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $80.00, and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Merger is not consummated this may result in an additional cost to shareholders for the return of their shares.

Any request for redemption, once made by a Blue Ocean Public Shareholder, may be withdrawn at any time prior to the time the vote is taken with respect to the Business Combination Proposal at the extraordinary general meeting. If you tender your share certificates (if any) to Blue Ocean’s transfer agent and later decide prior to the extraordinary general meeting not to elect redemption, you may request that Blue Ocean’s transfer agent return your share certificates (physically or electronically). You may make such request by contacting Blue Ocean’s transfer agent at the address listed below.

No request for redemption will be honored unless the holder’s Public Shares have been delivered (either physically or electronically) to the transfer agent in the manner described above no later than two business days prior to the extraordinary general meeting.

Blue Ocean’s transfer agent can be contacted at the following address:

Continental Stock Transfer & Trust Company
One State Street, 30th Floor
New York, New York 10004
Attn: SPAC Redemption Team
Email: spacredemptions@continentalstock.com

Q:     Can I exercise redemption rights and dissenter rights under the Cayman Companies Law?

A:     No. Any Blue Ocean Public Shareholder who elects to exercise Dissent Rights (which dissenter rights are discussed in “Do I have appraisal rights if I object to the proposed Merger?”) will lose their right to have their Public Shares redeemed in accordance with the Blue Ocean Articles. The certainty provided by the redemption process may be preferable for Blue Ocean Public Shareholders wishing to exchange their Public Shares for cash. This is because Dissent Rights may be lost or extinguished, including where Blue Ocean and the other parties to the Merger Agreement determine to delay the consummation of the Merger in order to invoke the limitation on dissenter rights under Section 239 of the Cayman Companies Law, in which case any Blue Ocean Public Shareholder who has sought to exercise Dissent Rights would only be entitled to receive the merger consideration comprising one TNL Mediagene Ordinary Share for each of their Public Shares.

Q:     If I am a holder of Blue Ocean Units, can I exercise redemption rights with respect to my Blue Ocean Units?

A:     No. Holders of outstanding Blue Ocean Units must first separate the Blue Ocean Units into the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to Public Shares.

If you hold Blue Ocean Units registered in your own name, you must deliver the certificate for such Blue Ocean Units (if any) to Continental Stock Transfer & Trust Company, Blue Ocean’s transfer agent, with written instructions to separate such Blue Ocean Units into Public Shares and Public Warrants. This must be completed far enough in advance to permit the mailing of the share certificates back to you so that you may then exercise your redemption rights upon the separation of the Public Shares from the Blue Ocean Units.

If you hold the Blue Ocean Units in “street name,” you will need to instruct your broker, bank or nominee to separate the Blue Ocean Units you beneficially own. Your nominee must send written instructions to Blue Ocean’s transfer agent. Such written instructions must include the number of Blue Ocean Units to be split and the nominee holding such Blue Ocean Units. Your nominee must also initiate electronically, using The Depository Trust Company’s Deposit/Withdrawal at Custodian (DWAC) System, a withdrawal of the relevant Blue Ocean Units and a deposit of the number of Public Shares and Public Warrants represented by such Blue Ocean Units. This must be completed far enough in advance to permit your nominee to exercise redemption rights upon the separation of the Public Shares from the Blue Ocean Units. While this is typically done electronically the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your Public Shares to be separated in a timely manner, you shall likely not be able to exercise your redemption rights.

Q:     If I am a holder of Blue Ocean Warrants, can I exercise redemption rights with respect to my warrants?

A:     No. The holders of Blue Ocean Warrants have no redemption rights with respect to such securities.

Q:     What are the U.S. federal income tax consequences to me if I exercise my redemption rights?

A:     A U.S. Holder (as defined below in “Material U.S. Federal Income Tax Considerations”) who exercises its redemption rights will receive cash in exchange for the tendered shares, and either will be considered for U.S. federal income tax purposes to have made a sale or exchange of the tendered shares, or will be considered for U.S. federal income tax purposes to have received a distribution with respect to such shares that may be treated as: (i) dividend income, (ii) a nontaxable recovery of basis in his investment in the tendered shares, or (iii) gain (but not loss) as if the shares with respect to which the distribution was made had been sold. See “Material U.S. Federal Income Tax Considerations — Federal Income Tax Considerations of the Merger to U.S. Holders — U.S. Holders Exercising Redemption Rights with Respect to Blue Ocean Ordinary Shares.”

Q:     What are the U.S. federal income tax consequences of the Merger to me?

A:     As described in “Material U.S. Federal Income Tax Considerations — Federal Income Tax Considerations of the Merger to U.S. Holders — Characterization of the Merger as a Tax-Free Reorganization under Section 368(a) of the Code,” there are significant factual and legal uncertainties as to whether the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Under Section 368(a) of the Code and Treasury Regulations promulgated thereunder, an acquiring corporation must continue, directly or indirectly through certain controlled corporations, a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business. There is an absence of guidance as to how the foregoing requirement applies in the case of an acquisition of a blank check corporation with assets consisting almost entirely of investment-type assets, such as Blue Ocean. If any requirement for Section 368(a) of the Code is not met, then a U.S. Holder of Blue Ocean Ordinary Shares and/or Blue Ocean Warrants generally would recognize gain or loss in an amount equal to the difference, if any, between the fair value of TNL Mediagene Ordinary Shares and/or TNL Mediagene Warrants, as applicable, received in the Merger, over such U.S. Holder’s aggregate tax basis in the corresponding Blue Ocean Ordinary Shares and/or Blue Ocean Warrants surrendered by such U.S. Holder in the Merger. Even if the Merger otherwise qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, U.S. Holders may be required to recognize gain (but not loss) on account of the application of the Passive Foreign Investment Company (“PFIC”) rules, as described in more detail below under “Material U.S. Federal Income Tax Considerations — Federal Income Tax Considerations of the Merger to U.S. Holders — Application of the PFIC Rules to the Merger.”

You should consult your tax advisors regarding the tax consequences of the Merger.

Q:     Do I have appraisal rights if I object to the proposed Merger?

A:     Holders of record of Blue Ocean Ordinary Shares may have appraisal rights in connection with the Merger under the Cayman Companies Law. Holders of record of Blue Ocean Ordinary Shares wishing to exercise such statutory dissenter rights and make a demand for payment of the fair value for his, her or its Blue Ocean Ordinary Shares must give written objection to the Merger to Blue Ocean prior to the shareholder vote to approve the Merger and follow the procedures set out in Section 238 of the Cayman Companies Law, noting that any such dissenter rights may subsequently be lost and extinguished pursuant to Section 239 of the Cayman Companies Law, which states that no such dissenter rights shall be available in respect of shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent, provided that the merger consideration constitutes inter alia shares of any company, which at the effective date of the merger, are listed on a national securities exchange. Blue Ocean believes that such fair value would equal the amount that Blue Ocean shareholders would obtain if they exercised their redemption rights as described herein. A Blue Ocean shareholder which elects to exercise appraisal rights must do so in respect of all of the Blue Ocean Ordinary Shares that person holds and will lose their right to exercise their redemption rights as described herein. See “Extraordinary General Meeting of Blue Ocean Shareholders — Appraisal Rights under the Cayman Companies Law.”

Blue Ocean shareholders are recommended to seek their own advice as soon as possible on the application and procedure to be followed in respect of the appraisal rights under the Cayman Companies Law.

Q:     What happens to the funds deposited in the Trust Account after consummation of the Merger?

A:     The net proceeds of the Blue Ocean IPO, together with a portion of the proceeds from the sale of the Blue Ocean Private Placement Warrants in private placements to the Sponsor and Apollo, equal to in the aggregate $193,545,000, were placed in the Trust Account immediately following the Blue Ocean IPO. On August 29, 2023, Blue Ocean shareholders held an extraordinary general meeting of shareholders (the “Extension Meeting”) in lieu of the 2023 annual general meeting of Blue Ocean shareholders. Holders of 12,817,785 Blue Ocean Class A Shares exercised their right to redemption at a per share redemption price of approximately

$10.67. On September 5, 2023, a total of $136,786,445 in redemption payments were made in connection with this redemption. On May 29, 2024, Blue Ocean shareholders held an extraordinary general meeting of shareholders (the “Second Extension Meeting”) in lieu of the 2024 annual general meeting of Blue Ocean shareholders. In connection therewith, the shareholders of record were provided the opportunity to exercise their redemption rights (the “Second Blue Ocean Extension”). Holders of 4,315,265 Blue Ocean Class A Shares exercised their right to redemption at a per share redemption price of approximately $11.20. On June 3, 2024, a total of $48,321,746.73 in redemption payments was made in connection with this redemption. As of June 30, 2024, funds in the Trust Account total approximately $20.8 million. After consummation of the Merger, (x) if all Blue Ocean Public Shareholders exercise their redemption rights in connection with the Merger, then all funds in the Trust Account will be used to pay, on a pro rata basis, the Blue Ocean Public Shareholders who exercise redemption rights, (y) if 50% of Blue Ocean Public Shareholders exercise their redemption rights in connection with the Merger, then approximately $10.4 million in the Trust Account will be used to pay, on a pro rata basis, such Blue Ocean Public Shareholders who exercise redemption rights, and (z) if no Blue Ocean Public Shareholders exercise their redemption rights in connection with the Merger, then no funds in the Trust Account will be used to pay Blue Ocean Public Shareholders. Any remaining funds in the Trust Account as of June 30, 2024, approximately (x) $0 assuming the “maximum redemptions” scenario, (y) $10.4 million assuming the “50% redemptions” scenario, and (z) $20.8 million, assuming the “no redemptions” scenario, will be used to pay transaction fees and expenses incurred in connection with the Merger. Any remaining cash following any redemptions and payment of such fees and expenses will be used for TNL Mediagene’s working capital and general corporate purposes. As of the date of this proxy statement/prospectus, the anticipated transaction fees and expenses of TNL Mediagene and Blue Ocean incurred and outstanding as a result of the Proposed Transactions (as defined below) are estimated at approximately $19.7 million, including (i) $6,641,250 payable to Needham & Company, LLC (“Needham”) as a deferred underwriting commission in connection with acting as the underwriter in the Blue Ocean IPO, pursuant and subject to the terms of Needham’s engagement, (ii) the remaining $70,000 of compensation payable to Newbridge for its services in connection with the rendering of its Opinion to Blue Ocean’s board of directors, and (iii) other banking, legal, and accounting fees incurred in connection with the Merger.

Q:     What happens if a substantial number of public shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A:     Blue Ocean Public Shareholders may vote in favor of the Merger and still exercise their redemption rights, although they are not required to vote in any way to exercise such redemption rights. Accordingly, the Merger may be consummated even though the funds available from the Trust Account and the number of Blue Ocean Public Shareholders are substantially reduced as a result of redemptions by Blue Ocean Public Shareholders.

If a Blue Ocean Public Shareholder exercises his, her or its redemption rights, such exercise will not result in the loss of any warrants that such Blue Ocean Public Shareholder may hold. Even if Blue Ocean Public Shareholders holding 1,841,950 Public Shares exercise their redemption rights, which is the maximum number of Public Shares that could be redeemed by Blue Ocean Public Shareholders, 9,487,500 Public Warrants (representing the right to purchase 9,487,500 TNL Mediagene Ordinary Shares upon their exercise) will remain outstanding. Accordingly, if a substantial number, but not all, of Blue Ocean Public Shareholders exercise their redemption rights, any non-redeeming Blue Ocean Public Shareholders would experience dilution to the extent such Public Warrants are exercised and additional TNL Mediagene Ordinary Shares are issued.

To the extent that there are fewer Public Shares and Blue Ocean Public Shareholders, the trading market for TNL Mediagene Ordinary Shares may be less liquid than the market was for Blue Ocean Class A Shares prior to the Transactions, and TNL Mediagene may not be able to meet the listing standards of a national securities exchange. In addition, to the extent of any redemptions, fewer funds from the Trust Account would be available to TNL Mediagene to be used in its business following the consummation of the Merger.

Q:     What happens if the Merger is not consummated?

A:     If Blue Ocean does not complete the Merger with TNL Mediagene for whatever reason, Blue Ocean would search for another target business with which to complete a business combination. If Blue Ocean does not complete the Merger with TNL Mediagene or another business combination by December 7, 2024 (or such later date as may be approved by Blue Ocean Public Shareholders), Blue Ocean must redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to an amount then held in the Trust Account (net of taxes payable and less up to $100,000 of interest to pay dissolution expenses) divided by the number of outstanding Public Shares and, following such redemption, Blue Ocean will liquidate and dissolve. The Sponsor, Apollo and Blue Ocean’s officers and directors have waived their redemption rights with respect to their Founder Shares in the event a business combination is not effected in the required time period, and, accordingly, their Founder Shares will be worthless.

Q:     How do the Sponsor and the officers and directors of Blue Ocean intend to vote on the proposals?

A:     The Sponsor, Apollo, and the Blue Ocean officers and directors, beneficially own and are entitled to vote an aggregate of approximately 72.0% of the outstanding Blue Ocean Ordinary Shares as of the date of this proxy statement/prospectus. These holders have agreed to vote their shares in favor of the Business Combination Proposal. These holders have also indicated that they intend to vote their shares in favor of all other proposals being presented at the extraordinary general meeting. No additional Blue Ocean Class A Shares would need to be voted in favor of the Business Combination Proposal or the Merger Proposal in order for them to be approved (assuming all outstanding shares as of the date of this proxy statement/prospectus are voted on each proposal), on account of the Blue Ocean Ordinary Shares held by the Sponsor, Apollo and Blue Ocean’s officers and directors. The Sponsor, Apollo and Blue Ocean’s officers and directors agreed, prior to the Blue Ocean IPO, to waive their redemption rights with respect to the Founder Shares and, with the exception of Apollo, the Public Shares.

Q:     Can the Sponsor and officers and directors of Blue Ocean redeem their Founder Shares in connection with consummation of the Merger?

A:     No. The Sponsor and Blue Ocean’s officers and directors do not have redemption rights with respect to their Founder Shares in connection with the consummation of the Merger.

Q:     What Merger consideration is subject to the Sponsor earnout?

A:     As set forth in the Sponsor Lock-Up and Support Agreement, at the Closing, (i) by virtue of and as part of the agreed consideration for the exchange of 4,743,750 Founder Shares owned by the Sponsor, Apollo, certain members of Blue Ocean’s board of directors, management team and advisory board (“Insiders”) and certain other shareholders of Blue Ocean (“Other Investors”), pursuant to the Merger, (A) the Sponsor shall forfeit up to 2,208,859 Founder Shares it owns (or in the case of no redemptions scenario, up to 1,782,770 Founder Shares), subject to further adjustment based on the Forfeiture Ratio and other terms set forth in the Sponsor Lock-Up and Support Agreement, (B) each Founder Share held by the Sponsor (after the forfeiture and adjustments mentioned above), Apollo, each Insider and each Other Investor shall be converted automatically into the right to receive one TNL Mediagene Ordinary Share to be issued at the times and subject to the conditions set forth in the Sponsor Lock-Up and Support Agreement (all such TNL Mediagene Ordinary Shares, collectively, the “Earn-Out Shares”), (C) each such Founder Share shall no longer be outstanding and shall automatically be canceled by virtue of the Merger and each former holder of Founder Shares shall thereafter cease to have any rights with respect to such securities, except as expressly provided in the Sponsor Lock-up and Support Agreement, and (ii) by virtue of and as part of the agreed consideration for the exchange of Blue Ocean Private Placement Warrants pursuant to the Merger, (A) the Sponsor and Apollo shall forfeit at Closing 750,000 of their Blue Ocean Private Placement Warrants (in a pro rata amount based on the relative number of Blue Ocean Private Placement Warrants held by each) and (B) the Sponsor shall additionally and separately forfeit 50% of Blue Ocean Private Placement Warrants it holds immediately prior to the Closing, subject to the adjustments based on the Forfeiture Ratio and other terms set forth in the Sponsor Lock-Up and Support Agreement.

The Earn-Out Shares shall be issued as follows:

•        50% of the Earn-Out Shares shall be issued upon the first to occur of any of the following after the Closing Date: (i) the date that is the 12-month anniversary of the Closing Date (such 12-month period from the Closing Date to the 12-month anniversary thereof, the “First Earn-Out Period”); or (ii) a change of control of TNL Mediagene (or a definitive agreement providing for a change of control has been entered into prior to the expiration of the First Earn-Out Period and such change of control is ultimately consummated, even if such consummation occurs after the expiration of the First Earn-Out Period); and

•        50% of the Earn-Out Shares shall be issued upon the first to occur of any of the following after the Closing Date: (i) the date that is the two-year anniversary of the Closing Date (such two-year period from the Closing Date to the two-year anniversary thereof, the “Second Earn-Out Period”); (ii) a change of control of TNL Mediagene (or a definitive agreement providing for a change of control has been entered into prior to the expiration of the Second Earn-Out Period and such change of control is ultimately consummated, even if such consummation occurs after the expiration of the Second Earn-Out Period); or (iii) if revenues reported by TNL Mediagene during any trailing 12-month period equal or exceed $77,500,000 in aggregate (inclusive of any and all acquisitions consummated by TNL Mediagene after the Closing Date).

Q:     What is the aggregate value of the consideration to be paid in connection with the Merger?

A:     TNL Mediagene shareholders are receiving liquidity for their TNL Mediagene Ordinary Shares in connection with the Merger valued at approximately $275 million based on an equity value per TNL Mediagene Ordinary Share on a fully diluted basis of $10.00 per share. Please see “Proposal One — The Business Combination Proposal” for more details on pre-merger valuation of TNL Mediagene. The aggregate value of the consideration to be received by the Blue Ocean Public Shareholders with respect to the Blue Ocean Public Shares, assuming none of 1,841,950 Public Shares is redeemed prior to consummation of the Merger, will be approximately $21.1 million estimated based on the market price of Public Shares of $11.46 per share on October 10, 2024. In addition, Blue Ocean’s initial shareholders, including the Sponsor, are eligible to receive the fair value of share-based payments of the Founder Shares to receive at minimum 2,534,891 TNL Mediagene Ordinary Shares (or in the case of no redemptions scenario, 2,960,980 TNL Mediagene Ordinary Shares), assuming no further adjustment by the Forfeiture Ratio, which was estimated based on the market price of Public Shares of $11.46 per share on October 10, 2024 to have an implied additional value of approximately $29.0 million (or in the case of no redemptions scenario, $33.9 million). In connection with the foregoing, the excess of fair value of TNL Mediagene Ordinary Shares issued over the fair value of Blue Ocean’s identifiable net assets acquired and the estimated share-based contingent payments of the Earn-Out Shares is expected to range from approximately $43.9 million to $50.5 million based on the level of redemption of Public Shares. For more details, see “Unaudited Pro Forma Condensed Combined Financial Information.” Pursuant to the Merger Agreement, (i) immediately prior to the Effective Time, each Blue Ocean Class B Share (excluding any Blue Ocean Class B Share forfeited in exchange for the right to receive the Earn-Out Shares in accordance with and subject to the terms and conditions set forth in the Sponsor Lock-Up and Support Agreement) shall be automatically converted into one Blue Ocean Class A Share in accordance with the terms of the Blue Ocean Articles and each Blue Ocean Class B Share shall no longer be outstanding and shall automatically be canceled; (ii) immediately prior to the Effective Time, the Blue Ocean Class A Shares and the Public Warrants comprising each issued and outstanding Blue Ocean Unit immediately prior to the Effective Time shall be automatically separated (the “Unit Separation”) and the holder thereof shall thereafter hold one Blue Ocean Class A Share and one-half of one Public Warrant; provided that no fractional Public Warrants will be issued in connection with the Unit Separation such that if a holder of Blue Ocean Units would be entitled to receive a fractional Public Warrant upon the Unit Separation, the number of Public Warrants to be issued to such holder upon the Unit Separation shall be rounded down to the nearest whole number of Public Warrants; (iii) each Blue Ocean Class A Share (which, for the avoidance of doubt, excludes the Blue Ocean Class A Shares issued in connection with the Conversion) that is issued and outstanding as of immediately prior to the Effective Time (other than any Blue Ocean Ordinary Shares held in treasury and redeeming Public Shares) (a) shall be converted automatically into the right to receive one TNL Mediagene Ordinary Share (for the avoidance of doubt, after giving effect to the Recapitalization), and (b) shall no longer be outstanding and shall automatically be canceled by virtue of the Merger; (iv) each Blue Ocean Class A Share issued in connection with the Conversion that is issued and outstanding as of immediately prior to the Effective Time (a) shall be converted automatically into the right to receive one Earn-out Share subject to the conditions set forth in the Sponsor Lock-Up and Support Agreement, and (b) shall no longer be outstanding and shall automatically be canceled by virtue of the Merger; and (v) each Blue Ocean Warrant (which, for the avoidance of doubt, includes the Public Warrants held as a result of the Unit Separation) that is issued and outstanding immediately prior to the Effective Time shall cease to be a warrant with respect to Blue Ocean Class A Shares and shall be converted automatically into the right to receive a corresponding TNL Mediagene Warrant exercisable for TNL Mediagene Ordinary Shares. Each TNL Mediagene Warrant shall continue to have and be subject to substantially the same terms and conditions as were applicable to such Blue Ocean Warrant immediately prior to the Effective Time in accordance with the provisions of the Amended and Restated Warrant Agreement.

In the event that the parties proceed with the PIPE Investments, it is anticipated that additional TNL Mediagene Ordinary Shares would be issued in connection therewith.

Q:     What interests do the Sponsor and the current officers and directors of Blue Ocean have in the Merger?

A:     In considering the recommendation of Blue Ocean’s board of directors to vote in favor of the Merger, shareholders should be aware that, aside from their interests as shareholders, the Sponsor and certain of Blue Ocean’s directors and officers have interests in the Merger that are different from, or in addition to, those of other shareholders generally. Blue Ocean’s directors were aware of and considered these interests, among other matters, in evaluating the Merger, in recommending to shareholders that they approve the Merger and in agreeing to vote their shares in favor of the Merger. Shareholders should take these interests into account in deciding whether to approve the Merger. These interests include, among other things, the fact that:

•        If the Merger with TNL Mediagene or another business combination is not consummated by December 7, 2024 (or such later date as may be approved by Blue Ocean Public Shareholders), Blue Ocean will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and Blue Ocean’s board of directors, dissolving and liquidating. In such event, the Founder Shares held by the Sponsor and its affiliates, which were acquired for an aggregate purchase price of $25,000 prior to the Blue Ocean IPO, are expected to be worthless because the holders are not entitled to participate in any redemption or distribution of proceeds in the Trust Account with respect to such shares. On the other hand, if the Merger is consummated, each outstanding Blue Ocean Ordinary Share will be converted into one TNL Mediagene Ordinary Share subject to adjustment described herein.

•        If Blue Ocean is unable to complete a business combination within the required time period, the Sponsor will be liable under certain circumstances described herein to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Blue Ocean for services rendered to, or contracted for or products sold to Blue Ocean. If Blue Ocean consummates a business combination, on the other hand, TNL Mediagene will be liable for all such claims.

•        The Sponsor acquired an aggregate of 4,743,750 Founder Shares, which will be converted into at minimum 2,534,891 TNL Mediagene Ordinary Shares (or in the case of no redemptions scenario, 2,960,980 TNL Mediagene Ordinary Shares), assuming no further adjustment based on the Forfeiture Ratio, in connection with the Merger, for an aggregate purchase price of $25,000 prior to the Blue Ocean IPO. Based on the average of the high (US$11.46) and low (US$11.46) prices for Blue Ocean Class A Shares on Nasdaq on October 10, 2024, the value of the Founder Shares outstanding upon the Closing would be $29,049,851 (or in the case of no redemptions scenario, $33,932,831). In connection with the closing of the Merger, an aggregate of 4,743,750 Founder Shares will be converted for the rights to receive at minimum 2,534,891 TNL Mediagene Ordinary Shares to be issued in exchange for the Founder Shares at the times and subject to adjustment based on the Forfeiture Ratio and other terms and conditions in the Sponsor Lock-Up and Support Agreement as further described herein. See “Agreements Entered Into In Connection With the Merger — Sponsor Lock-Up and Support Agreement” for more information.

•        The Sponsor and Apollo initially acquired the 9,225,000 Blue Ocean Private Placement Warrants, which will be converted into TNL Mediagene Warrants in connection with the Merger, for an aggregate purchase price of approximately $9.2 million in the Blue Ocean IPO. The Sponsor and Apollo have agreed to forfeit 750,000 warrants pro rata at the Closing in accordance with the Sponsor Lock-Up and Support Agreement. In addition, the Sponsor has agreed to forfeit 3,707,168 warrants (or in the case of no redemptions scenario, 2,992,055 warrants), representing 50% of warrants expected to be held by the Sponsor immediately prior to the Closing, assuming no further adjustment based on the Forfeiture Ratio and other terms set forth in the Sponsor Lock-Up and Support Agreement, In addition, Blue Ocean issued an unsecured convertible promissory note to the Sponsor (the “2023 Sponsor Convertible Note”) pursuant to which the Sponsor may elect to convert the principal amount of the 2023 Sponsor Convertible Note into warrants at a price of $1.00 per warrant. As of June 30, 2024, a principal amount of $1,411,884 was outstanding under the 2023 Sponsor Convertible Note, Based on the US$0.0165 price of the Public Warrants on Nasdaq on October 10, 2024, the value of the Blue Ocean Private Placement Warrants outstanding upon the Closing, assuming the holders of the 2023 Sponsor

Convertible Note elect to convert them into warrants on the Closing Date, would be $101,965 (or in the case of no redemptions scenario, $113,765). See “Agreements Entered Into In Connection With the Merger — Sponsor Lock-Up and Support Agreement” for more information.

•        As a result of the prices at which the Sponsor and Apollo acquired their Blue Ocean Class B Shares and the Blue Ocean Private Placement Warrants, and their current value, the Sponsor and Apollo could make a substantial profit after the completion of the Merger even if Blue Ocean Public Shareholders lose money on their investments as a result of a decrease in the post-combination value of their Public Shares.

•        The Sponsor and Blue Ocean’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Blue Ocean’s behalf, such as identifying, investigating, negotiating and completing an initial business combination. However, if Blue Ocean fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, Blue Ocean may not be able to reimburse these expenses if the Merger or another business combination is not completed by December 7, 2024 (or such later date as may be approved by Blue Ocean Public Shareholders). As of the date of this proxy statement/prospectus, the Sponsor and Blue Ocean’s officers and directors and their affiliates had incurred no unpaid reimbursable expenses.

•        If Blue Ocean is unable to complete a business combination within the required time period, the aggregate dollar amount of non-reimbursable funds the Sponsor and its affiliates have at risk that depends on the completion of a business combination is $9,250,000 comprised of (a) $25,000 representing the aggregate purchase price paid for the Founder Shares and (b) $9,225,000 representing the aggregate purchase price paid for the Blue Ocean Private Placement Warrants.

•        Blue Ocean has provisions in the Blue Ocean Articles waiving the corporate opportunities doctrine on an ongoing basis, which means that Blue Ocean’s officers and directors have not been obligated and continue to not be obligated to bring all corporate opportunities to Blue Ocean.

•        The Merger Agreement provides for the continued indemnification of Blue Ocean’s current directors and officers and the continuation of directors and officers liability insurance covering Blue Ocean’s current directors and officers.

•        Blue Ocean’s Sponsor, officers and directors or their affiliates may make loans from time to time to Blue Ocean to fund certain capital requirements. On June 20, 2023, Blue Ocean issued an unsecured convertible promissory note to the Sponsor, which was amended on May 30, 2024 to extend its maturity date from June 7, 2024 to December 7, 2024, that provides for borrowings from time to time of up to an aggregate of $1,500,000 (as amended, the “2023 Sponsor Convertible Note”) to be drawn by Blue Ocean to finance costs incurred in connection with the Merger and for working capital purposes and/or to finance the monthly deposits in the Trust Account. On April 5, 2024, Blue Ocean issued an additional promissory note to the Sponsor which provides for borrowings from time to time of up to an aggregate of $750,000 (the “2024 Sponsor Promissory Note”), with a flat repayment rate of 10%, to be drawn down by Blue Ocean to finance costs and expenses incurred in connection with the Merger. Additional loans may be made after the date of this proxy statement/prospectus. If the Merger is not consummated, any outstanding loans will not be repaid and will be forgiven except to the extent there are funds available to Blue Ocean outside of the Trust Account. As of the date of this proxy statement/prospectus, approximately $1.5 million was outstanding under the 2023 Sponsor Convertible Note and $750,000 was outstanding (and $825,000 owed giving effect to the 10% repayment rate) under the 2024 Sponsor Promissory Note.

•        TNL Mediagene initially agreed to loan Blue Ocean up to an aggregate principal amount of $400,000 in the form of a working capital note on August 3, 2023, which was later amended and restated on July 15, 2024 to increase the aggregate principal amount available for drawdowns to up to $650,000 (as amended and restated, the “TNL Mediagene Working Capital Note”). The TNL Mediagene Working Capital Note is a non-interest bearing, unsecured promissory note that will not be repaid in the event the Merger Agreement is terminated prior to the consummation of the Merger. The TNL Mediagene Working Capital Note is to be paid on the date Blue Ocean consummates the Merger. As of the date of this proxy statement/prospectus, $554,900 was outstanding under the TNL Mediagene Working Capital Note.

•        Blue Ocean entered into an agreement, commencing December 2, 2021, to pay the Sponsor a monthly fee of $10,000 for office space, utilities, administrative and support services and has been accruing that obligation. As of the date of this proxy statement/prospectus, approximately $330,000 was accrued with respect to such fee.

•        Certain transaction fees and expenses will be payable upon consummation of the Merger, including: (i) $6,641,250 payable to Needham & Company, LLC (“Needham”) as a deferred underwriting commission in connection with acting as the underwriter in the Blue Ocean IPO, pursuant and subject to the terms of Needham’s engagement, (ii) the remaining $70,000 of compensation payable to Newbridge for its services in connection with the rendering of its Opinion to Blue Ocean’s board of directors and (iii) other banking, legal, and accounting fees incurred in connection with the Merger. As of the date of this proxy statement/prospectus, the anticipated transaction fees and expenses of TNL Mediagene and Blue Ocean incurred and outstanding as a result of the Transactions are estimated at approximately $19.7 million.

Q:     Is the Closing subject to any capital raising or other closing conditions?

A:     The Closing is subject to the satisfaction or waiver by the respective parties of a number of conditions under the Merger Agreement, including, among other things: (i) the approval of the Merger Agreement and the Transactions by the shareholders of Blue Ocean; (ii) the Merger Agreement and the Transactions having been approved by the shareholders of TNL Mediagene; (iii) this proxy statement/prospectus having become effective; (iv) TNL Mediagene’s listing applications and listing of applicable TNL Mediagene securities to be issued in connection with the Transactions having been approved by The Nasdaq Stock Market LLC (“Nasdaq”), subject only to official notice of issuance thereof; (v) no law or governmental order by any governmental authority of competent jurisdiction, enjoining, prohibiting, or making illegal the consummation of the Merger; and (vi) completion of the Recapitalization. Other conditions to Blue Ocean’s obligations include, among other things, absence of any Material Adverse Effect (as defined in the Merger Agreement). Other conditions to TNL Mediagene’s obligations include, among other things, the absence of any SPAC Impairment Effect (as defined in the Merger Agreement).

Blue Ocean and TNL Mediagene have undertaken an offering process related to the PIPE Investments, which they expect to finalize, if successful, prior to the later of December 2024 or the Closing. As of the date of this proxy statement/prospectus, Blue Ocean and TNL Mediagene have not entered into any definitive agreements with respect to the PIPE Investments or other equity financing arrangements with any potential investor. While Blue Ocean and TNL Mediagene intend to pursue the PIPE Investments, there can be no assurance that Blue Ocean and TNL Mediagene will complete the PIPE Investments or that any other financing arrangement will be effectuated.

Q:     What equity stake will current TNL Mediagene shareholders and current Blue Ocean shareholders hold in the combined company immediately after the completion of the Merger, and what effect will potential sources of dilution have on such equity stake after the Closing?

A:     The following table presents the anticipated share ownership of various holders of TNL Mediagene Ordinary Shares after the completion of the Merger, based on the number of Blue Ocean Ordinary Shares issued and outstanding as of the date of this proxy statement/prospectus and the assumption that no additional equity securities of TNL Mediagene will be issued at or prior to Closing, except for those issued in the cases that (i) holders of the DaEX Conversion Rights and the 2024 TNL Mediagene Convertible Notes elect to redeem their conversion rights to receive TNL Mediagene Ordinary Shares and (ii) the principal balance under the 2024 TNL Mediagene Subordinated Unsecured Convertible Note is converted into TNL Mediagene Ordinary Shares upon the consummation of the Closing, and that there are no Dissenting Blue Ocean Shareholders, under the following redemption scenarios:

•        Assuming No Redemptions:    This scenario assumes that no Blue Ocean Public Shareholder exercises redemption rights with respect to their Public Shares.

•        Assuming 25% of Maximum Redemptions:    This scenario assumes that Blue Ocean Public Shareholders holding 460,488 Public Shares will exercise their redemption rights for approximately $5.2 million of the $20.8 million of funds in the Trust Account as of June 30, 2024.

•        Assuming 50% of Maximum Redemptions:    This scenario assumes that Blue Ocean Public Shareholders holding 920,975 Public Shares will exercise their redemption rights for approximately $10.4 million of the $20.8 million of funds in the Trust Account as of June 30, 2024.

•        Assuming 75% of Maximum Redemptions:    This scenario assumes that Blue Ocean Public Shareholders holding 1,381,463 Public Shares will exercise their redemption rights for approximately $15.6 million of the $20.8 million of funds in the Trust Account as of June 30, 2024.

•        Assuming Maximum Redemptions:    This scenario assumes that Blue Ocean Public Shareholders holding 1,841,950 Public Shares will exercise their redemption rights for approximately $20.8 million of the $20.8 million of funds in the Trust Account as of June 30, 2024, which is the maximum number of Public Shares that could be redeemed by Blue Ocean Public Shareholders.

	Assuming No Redemptions		Assuming 25% Redemptions		Assuming 50% Redemptions		Assuming 75% Redemptions		Assuming Maximum Redemptions
	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%
TNL Mediagene shareholders(1)	24,617,697	82.75	24,617,697	85.29	24,617,697	86.68	24,617,697	88.10	24,617,697	89.58
DaEX Conversion Right Holders	58,193	0.20	58,193	0.20	58,193	0.20	58,193	0.21	58,193	0.21
2024 TNL Mediagene Convertible Notes holders	172,808	0.58	172,808	0.60	172,808	0.61	172,808	0.62	172,808	0.63
2024 TNL Mediagene Subordinated Unsecured Convertible Note holder	96,993	0.33	96,993	0.34	96,993	0.34	96,993	0.35	96,993	0.35
Blue Ocean Public Shareholders	1,841,950	6.19	1,381,463	4.79	920,975	3.24	460,488	1.65	—	—
Total shares outstanding at Closing	26,787,641	90.05	26,327,154	91.23	25,866,666	91.07	25,406,179	90.94	24,945,691	90.77
Blue Ocean initial shareholders(2)	2,960,980	9.95	2,534,891	8.78	2,534,891	8.93	2,534,891	9.07	2,534,891	9.23
Total shares outstanding at Closing and deferred shares	29,748,621	100.00	28,862,045	100.00	28,401,557	100.00	27,941,070	100.00	27,480,582	100.00

____________

(1)      Assumes that, immediately prior to the Effective Time, 218,816,761 ordinary shares of TNL Mediagene issued and outstanding immediately prior to the Effective Time will be automatically converted into 24,617,697 TNL Mediagene Ordinary Shares by the Split Factor, which is 0.112503707.

(2)      The holders of 4,743,750 Founder Shares agreed in the Sponsor Lock-up and Support Agreement to forfeit up to 2,208,859 Founder Shares and to defer receiving at minimum 2,534,891 TNL Mediagene Ordinary Shares, subject to the adjustments based on the Forfeiture Ratio and other terms set forth in the Sponsor Lock-Up and Support Agreement, issuable as part of the agreed merger consideration under the Merger Agreement until certain specified dates after the Closing Date. Consequently, no TNL Mediagene Ordinary Shares will be issued to such shareholders in exchange for the 4,743,750 Founder Shares on the Closing Date. Under the “Assuming No Redemptions”, it is assumed that the holders of the Founder Shares will forfeit 1,782,770 Founder Shares and defer receiving 2,960,980 TNL Mediagene Ordinary Shares based on the estimated pro forma Forfeiture Ratio of 0.8071. See “Agreements Entered Into in Connection with the Merger — Sponsor Lock-Up and Support Agreement.”

However, if the actual facts are different from the assumptions laid out above, the anticipated share ownership of various holders of TNL Mediagene Ordinary Shares after the completion of the Merger will be different. TNL Mediagene shareholders would experience dilution to the extent TNL Mediagene issues additional shares after Closing, including to any PIPE Investors. In addition, the table above excludes certain potential sources of dilution, among others, TNL Mediagene Ordinary Shares underlying TNL Mediagene’s granted stock options under TNL Mediagene’s 2015 Global Share Plan (the “2015 Plan”) and TNL Mediagene Ordinary Shares underlying the Public Warrants and the Blue Ocean Private Placement Warrants.

In an effort to illustrate the extent of such dilution, the following table includes the issuance of (i) TNL Mediagene Ordinary Shares underlying TNL Mediagene’s stock options and restricted shares granted; (ii) TNL Mediagene Ordinary Shares underlying the Public Warrants; and (iii) TNL Mediagene Ordinary Shares underlying the Blue Ocean Private Placement Warrants (assuming that the principal balance of the 2023 Sponsor Convertible Note is settled by warrants) under the following redemption scenarios:

Potential sources of additional dilution:

	Assuming No Redemptions		Assuming 25% of Maximum Redemptions		Assuming 50% of Maximum Redemptions		Assuming 75% of Maximum Redemptions		Assuming Maximum Redemptions
	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%
TNL Mediagene Ordinary Shares underlying TNL Mediagene’s granted stock options(1)	729,933	1.56	729,933	1.61	729,933	1.63	729,933	1.64	729,933	1.67
TNL Mediagene Ordinary Shares underlying restricted shares granted to employees(2)	4,688	0.01	4,688	0.01	4,688	0.01	4,688	0.01	4,688	0.01
TNL Mediagene Ordinary Shares underlying the Public Warrants	9,487,500	20.24	9,487,500	20.96	9,487,500	21.17	9,487,500	21.39	9,487,500	21.62
TNL Mediagene Ordinary Shares underlying the Blue Ocean Private Placement Warrants(3)	6,894,829	14.71	6,179,716	13.65	6,179,716	13.79	6,179,716	13.94	6,179,716	14.08
Total dilution	17,116,950	36.52	16,401,837	36.23	16,401,837	36.60	16,401,837	36.98	16,401,837	37.38
Total fully diluted TNL Mediagene Ordinary Shares outstanding(4)	46,865,571	100.00	45,263,882	100.00	44,803,394	100.00	44,342,907	100.00	43,882,419	100.00

____________

(1)      Assumes that, immediately prior to the Effective Time, 6,523,082 ordinary shares of TNL Mediagene issued and outstanding immediately prior to the Effective Time underlying TNL Mediagene’s granted stock options will be automatically converted into 729,933 TNL Mediagene Ordinary Shares by the Split Factor, which is 0.112503707.

(2)      Assumes that, immediately prior to the Effective Time, 41,667 restricted shares of TNL Mediagene granted to employees as of June 30, 2024 will be automatically converted into 4,688 TNL Mediagene Ordinary Shares by the Split Factor, which is 0.112503707.

(3)      The Blue Ocean Private Placement Warrants consist of 9,225,000 warrants sold to Sponsor and Apollo concurrently with the Blue Ocean IPO, less 750,000 warrants which will be forfeited pro rata by Sponsor and Apollo at the Closing Date in accordance with the Sponsor Lock-Up and Support Agreement, less up to 3,707,168 warrants, representing 50% of the Blue Ocean Private Placement Warrants that Sponsor holds immediately prior to the Closing, subject to the adjustments based on the Forfeiture Ratio and other terms set forth in the Sponsor Lock-Up and Support Agreement, which will be forfeited by Sponsor at the Closing Date in accordance with the Sponsor Lock-Up and Support Agreement and plus an additional 1,411,884 warrants assuming the holders of the 2023 Sponsor Convertible Note elect to convert them into warrants on the Closing Date. Under the “Assuming No Redemptions”, it is assumed that 50% of Blue Ocean Private Placement Warrants held by Sponsor immediately prior to the Closing to be forfeited will be 2,992,055 warrants based on the estimated pro forma Forfeiture Ratio of 0.8071.

(4)     These totals do not include the effect of the issuance of additional TNL Mediagene Ordinary Shares as consideration for the acquisition of Green Quest Holding Inc. (the “Green Quest Consideration”). On August 23, 2024 TNL Mediagene entered a share purchase agreement to acquire 100% of the outstanding shares of Green Quest Holding Inc. for the maximum consideration of up to NTD 200,000,000 to be paid entirely in ordinary shares of TNL Mediagene. The acquisition is expected to be completed in the fourth quarter of 2024. The Green Quest Consideration is partially contingent upon the performance of Green Quest Holding, Inc. for the year ending December 31, 2024 and will not be due until after the Effective Time at the earliest. Assuming the effect of the Recapitalization using the Split Factor of 0.112503707, we estimate that TNL Mediagene may issue up to approximately 559,000 TNL Mediagene Ordinary Shares as the Green Quest Consideration.

This information should be read together with the pro forma combined financial information in “Unaudited Pro Forma Condensed Combined Financial Information.”

Q:     What is the effective underwriting fee that will be received by the underwriter for the Blue Ocean IPO?

A:     Needham acted as the underwriter in the Blue Ocean IPO consummated on December 7, 2021. Needham has received an initial underwriting commission of $3,795,000 and has performed all of its obligations to receive a deferred underwriting commission of $6,641,250 from Blue Ocean for the Blue Ocean IPO if the Merger is consummated, pursuant and subject to the terms of Needham’s engagement.

Q:     When do you expect the Merger to be completed?

A:     It is currently anticipated that the Merger will be consummated promptly following the Blue Ocean extraordinary general meeting, which is set for           , 2024; however, such meeting could be adjourned or postponed to a later date, as described above. The Closing is also subject to other customary closing conditions. For a description of the conditions for the completion of the Merger, see “The Merger Agreement and Ancillary Documents — Conditions to Closing.”

Q:     What do I need to do now?

A:     Blue Ocean urges you to carefully read and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Merger will affect you as a shareholder of Blue Ocean. Shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:     When and where will the extraordinary general meeting take place?

A:     The extraordinary general meeting will be held on           , 2024, at           , time, at           , or such other date, time and place to which such meeting may be postponed or adjourned.

Q:     How do I attend the extraordinary general meeting?

A:     The extraordinary general meeting will be held on           , 2024, at           , time, at           , where you may vote and submit your questions during the extraordinary general meeting. You may submit your proxy vote via the Internet by following the instructions provided on the proxy card mailed to you or by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope.

If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the extraordinary general meeting and vote in person, obtain a valid proxy from your broker, bank or nominee. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, and you wish to attend the extraordinary general meeting in person, you must obtain a legal proxy from the shareholder of record. Holders should contact their broker, bank or nominee for instructions regarding obtaining a proxy.

Q:     How do I vote?

A:     If you are a holder of record of Blue Ocean Ordinary Shares at the close of business on the record date, you may vote online or in person at the extraordinary general meeting or by submitting a proxy for the extraordinary general meeting. Whether or not you plan to attend the extraordinary general meeting, we urge you to vote by proxy to ensure your vote is counted.

You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope so that it is received no later than 48 hours before the time appointed for the holding of the extraordinary general meeting (or, in the case of an adjournment, no later than 48 hours before the time appointed for the holding of the adjourned meeting). By signing the proxy card and returning it, you are authorizing the individuals named on the proxy card to vote your shares at the extraordinary general meeting in the manner you indicate. You may still attend the extraordinary general meeting and vote online if you have already voted by proxy.

If you hold your shares in “street name,” you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly voted and counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend and vote at the extraordinary general meeting in person, obtain a legal proxy from the shareholder of record. Holders should contact their broker, bank or nominee for instructions regarding obtaining a proxy.

Q:    If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:     Your broker, bank or nominee can vote your shares without receiving your instructions on “routine” proposals only. Your broker, bank or nominee cannot vote your shares with respect to “non-routine” proposals unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee.

The Business Combination Proposal, the Merger Proposal and the Adjournment Proposal are non-routine proposals. Accordingly, your broker, bank or nominee may not vote your shares with respect to these proposals unless you provide voting instructions.

Q:     May I change my vote after I have mailed my signed proxy card?

A:     Yes. Shareholders of record may send a later-dated, signed proxy card to Blue Ocean so that it is received no later than 48 hours before the time appointed for the holding of the extraordinary general meeting (or, in the case of an adjournment, no later than 48 hours before the time appointed for the holding of the adjourned meeting). Shareholders of record also may revoke their proxy by sending a notice of revocation to Blue Ocean’s board of directors, which must be received prior to the vote at the extraordinary general meeting. If you hold your shares in “street name,” you should contact your broker, bank or nominee to change your instructions on how to vote. If you hold your shares in “street name” and wish to attend the extraordinary general meeting and vote in person, you must obtain a legal proxy from the shareholder of record. Holders should contact their broker, bank or nominee for instructions regarding obtaining a proxy.

Q:     What constitutes a quorum for the extraordinary general meeting?

A:     A quorum is the minimum number of Blue Ocean Ordinary Shares that must be present to hold a valid meeting. Holders of one-third of Blue Ocean Ordinary Shares on the record date issued and outstanding and entitled to vote at the Blue Ocean extraordinary general meeting, present in person or represented by proxy, constitute a quorum. Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or nominee) or if you vote online. Abstentions will count as present for the purposes of establishing a quorum. In the absence of a quorum, the chairman of the meeting has the power to adjourn the extraordinary general meeting. As of the record date, [•] Blue Ocean Ordinary Shares would be required to achieve a quorum.

Q:     What shareholder vote thresholds are required for the approval of each proposal brought before the extraordinary general meeting?

•        Business Combination Proposal — The approval of the Business Combination Proposal will require an ordinary resolution under Cayman Islands law and pursuant to the Blue Ocean Articles, being the affirmative vote of shareholders holding a majority of the Blue Ocean Ordinary Shares which are entitled to vote and which are voted on such resolution in person or by proxy at the extraordinary general meeting at which a quorum is present.

•        Merger Proposal — The approval of the Merger Proposal will require a special resolution under Cayman Islands law and pursuant to the Blue Ocean Articles, being the affirmative vote of shareholders holding at least two-thirds of the Blue Ocean Ordinary Shares which are entitled to vote and which are voted on such resolution in person or by proxy at the extraordinary general meeting at which quorum is present.

•        Adjournment Proposal — The approval of the Adjournment Proposal will require an ordinary resolution under Cayman Islands law and pursuant to the Blue Ocean Articles, being the affirmative vote of shareholders holding a majority of the Blue Ocean Ordinary Shares which are entitled to vote and which are voted on such resolution in person or by proxy at the extraordinary general meeting at which a quorum is present.

The Blue Ocean Class A Shares and Blue Ocean Class B Shares are entitled to vote together as a single class on all matters to be considered at the extraordinary general meeting. Voting on all resolutions at the extraordinary general meeting will be conducted by way of a poll vote. Shareholders will have one vote for each Blue Ocean Ordinary Share owned at the close of business on the record date.

Brokers are not entitled to vote on the Business Combination Proposal, the Merger Proposal or the Adjournment Proposal absent voting instructions from the beneficial holder. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal.

Q:     What happens if I fail to take any action with respect to the extraordinary general meeting?

A:     If you fail to take any action with respect to the extraordinary general meeting and fail to redeem your Public Shares following the procedure described in this proxy statement/prospectus and the Merger is approved by the Blue Ocean shareholders and consummated, you will become a shareholder of TNL Mediagene.

If you fail to take any action with respect to the extraordinary general meeting and the Merger is not approved, you will continue to be a shareholder of Blue Ocean and Blue Ocean will continue to search for another target business with which to complete an initial business combination. If Blue Ocean does not complete an initial business combination by December 7, 2024 (or such later date as may be approved by Blue Ocean Public Shareholders), Blue Ocean must cease all operations except for the purpose of winding up, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to an amount then held in the Trust Account (net of taxes payable and less up to $100,000 of interest to pay dissolution expenses), and as promptly as reasonably possible following such redemption, subject to the approval of Blue Ocean’s remaining shareholders and its board of directors, dissolve and liquidate.

Q:     What should I do with my share certificates?

A:     Shareholders who do not elect to have their Blue Ocean Ordinary Shares redeemed for a pro rata share of the Trust Account should wait for instructions from Blue Ocean’s transfer agent regarding what to do with their certificates.

Blue Ocean Public Shareholders who elect to exercise their redemption rights must either tender their share certificates (if any) to Blue Ocean’s transfer agent or deliver their Public Shares to the transfer agent electronically using The Depository Trust Company’s DWAC System, in each case no later than two business days prior to the extraordinary general meeting as described above.

Q:     What should I do if I receive more than one set of voting materials?

A:     Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your Blue Ocean Ordinary Shares.

Q:     Who can help answer my questions?

A:     If you have questions about the Merger or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact Blue Ocean’s proxy solicitor at:

Morrow Sodali LLC
333 Ludlow Street, 5th Floor, South Tower
Stamford, CT 06902
Individuals call toll-free: (800) 662-5200
Banks and brokers call: (203) 658-9400
Email: BOCN.info@investor.morrowsodali.com

You may also obtain additional information about Blue Ocean from documents filed with the SEC by following the instructions in “Where You Can Find More Information.” If you are a Blue Ocean Public Shareholder and you intend to seek redemption of your shares, you will need to either tender your share certificates (if any) to Blue Ocean’s transfer agent at the address below or deliver your Public Shares to the transfer agent electronically using The Depository Trust Company’s DWAC System, in each case at least two business days prior to the extraordinary general meeting. If you have questions regarding the certification of your position or delivery of your share certificates and redemption request, please contact:

Continental Stock Transfer & Trust Company
One State Street, 30th Floor
New York, New York 10004
Attn: SPAC Redemption Team
Email: spacredemptions@continentalstock.com

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you. You should carefully read the entire proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus, including the annexes, to fully understand the Merger Agreement, the Merger and the other matters being considered at the extraordinary general meeting of Blue Ocean shareholders. For additional information, see “Where You Can Find More Information” on page 265. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

The Parties to the Merger

TNL Mediagene

TNL Mediagene is Asia’s next-generation media company built around a portfolio of diverse and trusted digital media brands and a suite of AI-powered advertising and data analytics solutions. With data at its core, TNL Mediagene operates media, technology and digital studio businesses primarily in Japan and Taiwan, with a vision to expand into other key East and Southeast Asian markets outside of mainland China. Through its trusted digital media brands, AI-powered advertising and data analytics technology and digital studio solutions, TNL Mediagene aims to provide multinational clients with unmatched opportunities to contextually reach and engage with Millennial and Gen Z audiences across the East and Southeast Asian region, one of the largest and most attractive audience segments in the world.

TNL Mediagene was formed in May 2023 by the merger of TNL (formerly “The News Lens Co., Ltd.”) and Mediagene Inc. (“Mediagene”). Mediagene publishes well-known and trusted digital media brands, such as ROOMIE and MASHING UP, as well as Japanese editions of global digital media brands, including Gizmodo Japan, Lifehacker Japan and Business Insider Japan, and also provides integrated digital studio, agency and marketing solutions. TNL owns several popular digital media brands in Taiwan, including The News Lens, iCook, and Sports Vision, and also operates AI-powered data analytics and advertising technology and market research assets. As a combined company, TNL Mediagene has built upon the respective strengths of its predecessors and has created synergies between the unique capabilities of both companies — TNL’s data analytics, advertising technologies and direct-to-client advertising sales platform and Mediagene’s portfolio of iconic digital media brands in the larger Japanese market, innovative content marketing, integrated marketing, live events, and retail media capabilities — while maintaining the shared core values and focus on high-quality independent digital media publishing.

TNL Mediagene provides its advertising clients and partners with a distinctive value proposition, anchored on a portfolio of diverse and trusted digital media brands and a suite of AI-powered advertising and data analytics solutions. With its strong foundation in digital media, TNL Mediagene has prioritized collecting more and better data, developing more data-focused services and products, delivering performance advertising that gives its clients higher return on advertising spending, and achieving audience growth by strengthening its audience share in its existing content categories, expanding into new content categories and growing into new geographic markets.

Media and Branded Content.    As an independent digital media publisher, TNL Mediagene delivers independent and inspiring digital content to its Millennial and Gen Z audiences in Japan, Taiwan and throughout the East and, ultimately, Southeast Asia region. For the six month period ended June 30, 2024, TNL Mediagene’s 22 digital media brands across five content categories — news and business, B2B media, technology, lifestyle and food, and sports and entertainment — have reached over 40 million average monthly unique users, or MUU, in three languages, Japanese, Chinese and English, with over 175 million average monthly digital footprints across websites, social-media platforms and mobile apps.

Technology.    TNL Mediagene’s data analytics and AI-powered technology provides deep insight into the content consumption and engagement behaviors of its users and enables it to optimize audience monetization by creating and delivering captivating and high-quality content and deep two-way connections with its audience, particularly among members of the Millennial and Gen Z generations. TNL Mediagene’s 22 trusted digital media brands cover diverse categories, offering high engagement with the growing and affluent digital-native generations primarily in Japan and Taiwan, and deliver high-quality advertisement performance in the digital advertising and growing retail media spaces. TNL Mediagene has represented over 850 regional and global advertising clients across diverse industries, including multinational companies and government agencies, and provides a one-stop access point for their digital advertising and marketing needs, delivering with greater return on advertising spend, measurable monetization opportunities and competitive advantages through personalized advertising, content marketing, retail media and integrated marketing and live event solutions.

Digital Studio.    TNL Mediagene’s integrated digital studios, agencies and market research teams provide a comprehensive suite of strategic, creative design, research and communication services that help its clients reach and engage their target audiences and build communities for their brands. Ranging from campaign planning, communication strategy, marketing content creation, and event planning to digital agency services with social media strategy, influencer recruiting, and UX/UI design, TNL Mediagene’s integrated digital studio, agency and market research solutions help formulate and deliver key messages to its clients’ target audiences both online and offline and enables its to build long-term relationships with B2C and B2B clients through multi-year projects.

Building on these three synergizing business segments, TNL Mediagene’s total revenue increased from $20.0 million in 2022 to $35.8 million in 2023, representing 79.1% year-on-year growth, including revenue earned by former Mediagene which merged with TNL in May 2023. Revenue increased from $9.0 million in the six months ended June 30, 2023 to $20.6 million in the six months ended June 30, 2024, primarily reflecting the fact that the pre-merger Mediagene’s revenue is fully recognized in the six months ended June 30, 2024. On a pro forma basis, accounting for a full year of former Mediagene’s results, TNL Mediagene would have earned $45.2 million in revenue in 2023. TNL Mediagene’s cost of revenue also increased significantly to $23.2 million in 2023, from $12.2 million in 2022. For more detail, see “TNL Mediagene’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Condensed Combined Financial Information.”

To date, TNL Mediagene has incurred recurring losses from operations, negative working capital, and net operating cash outflow, including net losses of $12.1 million in the year ended December 31, 2022, $1.2 million in the year ended December 31, 2023, and $5.9 million in the six-month period ended June 30, 2024. TNL Mediagene’s unaudited interim condensed consolidated financial statements for the six months ended June 30, 2023 and 2024 and audited consolidated financial statements for the fiscal years ended December 31, 2022 and 2023 include disclosure regarding substantial doubt about its ability to realize its assets and discharge its liabilities in the normal course of business and to continue as a going concern. See “Risk Factors — Risks Related to TNL Mediagene’s Operations and History — TNL Mediagene’s ability to continue as a going concern depends in part on improving its operating and financing conditions”.

TNL Mediagene’s registered address is at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. The mailing address of TNL Mediagene’s principal executive office in Japan is 23-2 Maruyamacho, Shibuya-ku, Tokyo 150-0044, Japan (telephone number: +81-(0)3-5784-6742). The mailing address of TNL Mediagene’s principal executive office in Taiwan is 4F., No. 88, Yanchang Rd., Xinyi District, Taipei City 110, Taiwan (telephone number: +866-2-6638-5108).

Blue Ocean Acquisition Corp

Blue Ocean Acquisition Corp is a blank check company incorporated on March 26, 2021 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Prior to executing the Merger Agreement, Blue Ocean’s efforts were limited to organizational activities, completion of its initial public offering and the evaluation of possible business combinations.

On December 7, 2021, Blue Ocean consummated the Blue Ocean IPO of 16,500,000 Blue Ocean Units, each Blue Ocean Unit consisting of one Blue Ocean Class A Share, and one-half of one redeemable Public Warrant, each whole Public Warrant entitling the holder thereof to purchase one Blue Ocean Class A Share for $11.50 per share (subject to adjustment). The Blue Ocean Units were sold at a price of $10.00 per Blue Ocean Unit, and the Blue Ocean IPO generated gross proceeds of $165,000,000. Substantially concurrent with the closing of the Blue Ocean IPO, Blue Ocean consummated a private placement (the “Private Placement”) with its Sponsor and Apollo, of an aggregate of 8,235,000 Blue Ocean Private Placement Warrants at a price of $1.00 per Blue Ocean Private Placement Warrant, generating gross proceeds to the Company of $8,235,000. On December 7, 2021, a total of $168,300,000 of the net proceeds from the Blue Ocean IPO and the Private Placement were deposited in the Trust Account.

On December 7, 2021, the Underwriter exercised in full the option granted to them by Blue Ocean to purchase up to 2,475,000 additional Units (the “Over-Allotment Option Units”) solely to cover over-allotments, which option was granted to them under the underwriting agreement for the Blue Ocean IPO. The sale of these 2,475,000

Over-Allotment Option Units closed on December 9, 2021, generating gross proceeds of $24,750,000. Substantially concurrent with the closing of the over-allotment option, Blue Ocean consummated a private placement (the “Additional Private Placement” and, together with the Private Placement, the “Private Placements”) with its Sponsor of an additional 990,000 Blue Ocean Private Placement Warrants at a price of $1.00 per Blue Ocean Private Placement Warrant, generating gross proceeds of $990,000. On December 9, 2021, a total of $25,245,000 of the proceeds from the closing of the Over-Allotment Option Units and the Additional Private Placement were deposited into the Trust Account, resulting in a total deposit of $193,545,000 in the Trust Account as of December 9, 2021.

Transaction costs associated with the Blue Ocean IPO amounted to $12,517,335, consisting of $3,795,000 in cash of underwriting fees, $6,641,250 of deferred underwriting fees (which will be payable upon consummation of the Merger), $1,248,100 of offering costs related to the fair value of the Founder Shares sold to Apollo, and $832,985 of other offering costs.

On January 21, 2022, Blue Ocean announced that, commencing January 24, 2022, holders of the 18,975,000 Blue Ocean Units sold in the Blue Ocean IPO may elect to separately trade Blue Ocean Class A Shares and the Blue Ocean Warrants included in the Units. Those Blue Ocean Units not separated continued to trade on the Nasdaq Global Market under the symbol “BOCNU” and Blue Ocean Class A Shares and Blue Ocean Warrants that were separated trade under the symbols “BOCN” and “BOCNW,” respectively.

Blue Ocean initially had until June 7, 2023 to consummate an initial business combination (or until September 7, 2023 if the period of time to consummate a business combination was extended). On August 29, 2023, shareholders of Blue Ocean held the Extension Meeting in lieu of the 2023 annual general meeting of the shareholders of Blue Ocean. At the Extension Meeting, Blue Ocean Public Shareholders approved the proposal to amend the Blue Ocean Articles to give Blue Ocean the right to extend the date by which it has to consummate a business combination from September 7, 2023 to June 7, 2024, by depositing into the Trust Account $60,000 for each of the nine subsequent one-month extensions. In connection therewith the shareholders of record were provided the opportunity to exercise their redemption rights (the “Blue Ocean Extension”). Holders of 12,817,785 Blue Ocean Class A Shares exercised their right to redeem at a per share redemption price of approximately $10.67. On September 5, 2023, a total of $136,786,445 in redemption payments were made in connection with this redemption. Following the redemption, Blue Ocean had a total of 6,157,215 Blue Ocean Class A Shares outstanding. On May 29, 2024, shareholders of Blue Ocean held the Second Extension Meeting in lieu of the 2024 annual general meeting of the shareholders of Blue Ocean. At the Second Extension Meeting, Blue Ocean Public Shareholders approved the proposal to amend the Blue Ocean Articles to give Blue Ocean the right to extend the date by which it has to consummate a business combination from June 7, 2024 to December 7, 2024, by depositing into the Trust Account $30,000 for each of the six subsequent one-month extensions. Holders of 4,315,265 Blue Ocean Class A Shares exercised their right to redeem at a per share redemption price of approximately $11.20. On June 3, 2024, a total of $48,321,746.73 in redemption payments was made in connection with this redemption. Following the redemption, Blue Ocean had a total of 1,841,950 Blue Ocean Class A Shares outstanding.

On June 21, 2024, Blue Ocean issued an aggregate of 4,353,749 Blue Ocean Class A Shares to the Sponsor upon the conversion of an equal number of Founder Shares and an aggregate of 390,000 Blue Ocean Class A Shares to Norman Pearlstine, Joel Motley, Matt Goldberg, Priscilla Han, Apollo Credit Strategies Master Fund Ltd. and other holders of the Blue Ocean Class B Shares upon the conversion of an equal number of Founder Shares (together, the “Conversion”). The Blue Ocean Class A Shares issued in connection with the Conversion are subject to the same restrictions applicable to the Blue Ocean Class B Shares prior to the Conversion, including, among other things, certain transfer restrictions, waiver of redemption rights and the obligation to vote in favor of an initial business combination as described elsewhere in this proxy statement/prospectus. Following the Conversion, Blue Ocean had a total of 6,585,699 Blue Ocean Class A Shares outstanding, of which 1,841,950 were Public Shares, and one Blue Ocean Class B Share outstanding.

Blue Ocean’s principal executive office is located at 2 Wisconsin Circle, 7th Floor, Chevy Chase, MD 20815.

Merger Sub

Merger Sub is a newly formed Cayman Islands exempted company and a wholly owned subsidiary of TNL Mediagene. Merger Sub was formed solely for the purpose of effecting the Transactions and has not carried on any activities other than those in connection with the Transactions. The address and telephone number for Merger Sub’s principal executive offices are the same as those for TNL Mediagene.

The Merger Agreement (page 117)

The terms and conditions of the merger of Merger Sub with and into Blue Ocean (the “Merger”), with Blue Ocean continuing as the surviving entity after the Merger and a wholly owned subsidiary of TNL Mediagene (such company, as the surviving entity of the Merger, the “Surviving Entity”), and the other transactions resulting in TNL Mediagene continuing as the parent/public company (the “Transactions”) are contained in the Merger Agreement, which is attached as Annex A-1, Annex A-2 and Annex A-3 to this proxy statement/prospectus. We encourage you to read the Merger Agreement carefully, as it is the legal document that governs the Merger.

Structure of TNL Mediagene prior to the Merger and the Transactions

The graphic below shows the ownership structure of TNL Mediagene prior to the Merger and the Transactions.

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Note:

(1)      The acquisition of Green Quest Holding Inc. is expected to be completed in the fourth quarter of 2024.

Closing of the Merger and the Transactions

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Note:

(1)      The acquisition of Green Quest Holding Inc. is expected to be completed in the fourth quarter of 2024.

On the Closing Date and immediately prior to the Effective Time, (i) the memorandum and articles of association of TNL Mediagene in effect immediately prior to the Effective Time will be replaced with the TNL Mediagene A&R Articles, (ii) each issued and outstanding ordinary share of TNL Mediagene, par value $0.0001 per share (each such share, a “TNL Mediagene Pre-Split Ordinary Share”), will be redesignated as an Ordinary Share (as defined in the TNL Mediagene A&R Articles), par value $0.0001 per share, and each TNL Mediagene Pre-Split Ordinary Share held in TNL Mediagene’s treasury immediately prior to such redesignation will be automatically cancelled and extinguished without any redesignation, subdivision or payment therefor, (iii) immediately following such redesignation but prior to the Effective Time, TNL Mediagene will effect a reverse share split to cause the deemed value of the outstanding TNL Mediagene Pre-Split Ordinary Shares immediately prior to the Effective Time to equal $10.00 on a fully diluted basis, based on TNL Mediagene’s implied valuation immediately before the consummation of the Merger (the “Reverse Share Split”), and (iv) any option of TNL Mediagene issued and outstanding immediately prior to the Reverse Share Split will be adjusted to give effect to the foregoing transactions pursuant to the methodology set forth in the Merger Agreement (the “Option Adjustment,” and, together with the transactions described in (i) through (iv), the “Recapitalization”).

Pursuant to the Merger Agreement, (i) immediately prior to the Effective Time, each Blue Ocean Class B Share (excluding any Blue Ocean Class B Share forfeited in accordance with the Sponsor Lock-Up and Support Agreement) shall be automatically converted into one Blue Ocean Class A Share in accordance with the terms of the Blue Ocean Articles and each Blue Ocean Class B Share shall no longer be outstanding and shall automatically be canceled, and each former holder of Blue Ocean Class B Shares shall thereafter cease to have any rights with respect to such Blue Ocean Class B Shares (the “Blue Ocean Class B Conversion”); (ii) immediately prior to the Effective Time, the Blue Ocean Class A Shares and the Public Warrants comprising each issued and outstanding Blue Ocean Unit immediately prior to the Effective Time shall be automatically separated (the “Unit Separation”) and the holder thereof shall thereafter hold one Blue Ocean Class A Share and one-half of one Public Warrant; provided that no fractional Public Warrants will be issued in connection with the Unit Separation such that if a holder of Blue Ocean Units would be entitled to receive a fractional Public Warrant upon the Unit Separation, the number of Public Warrants to be issued to such holder upon the Unit Separation shall be rounded down to the nearest whole number of Public Warrants; (iii) each Blue Ocean Class A Share (which, for the avoidance of doubt, includes the Blue Ocean Class A Shares issued in connection with the Blue Ocean Class B Conversion and the Blue Ocean Class A Shares held as a result of the Unit Separation) that is issued and outstanding as of immediately prior to the Effective Time (other than any Blue Ocean shares held in treasury and redeeming Blue Ocean shares) (a) shall be converted automatically into the right to receive one TNL Mediagene Ordinary Share (for the avoidance of doubt, after giving effect to the Recapitalization), and (b) shall no longer be outstanding and shall automatically be canceled by virtue of the Merger, and each former holder of Blue Ocean Class A Shares shall thereafter cease to have any rights with respect to such securities, except as expressly provided herein; (iv) each Blue Ocean Warrant (which, for the avoidance of doubt, includes the Public Warrants held as a result of the Unit Separation) that is issued and outstanding immediately prior to the Effective Time shall cease to be a warrant with respect to Blue Ocean Class A Shares and shall be converted automatically into the right to receive a corresponding TNL Mediagene Warrant exercisable for TNL Mediagene Ordinary Shares. Each TNL Mediagene Warrant shall continue to have and be subject to substantially the same terms and conditions as were applicable to such Blue Ocean Warrant immediately prior to the Effective Time in accordance with the provisions of the Amended and Restated Warrant Agreement; (v) each ordinary share of Merger Sub that is issued and outstanding immediately prior to the Effective Time will automatically be converted into one ordinary share, par value $1.00 per share, of the Surviving Entity; (vi) each Blue Ocean Class A Share and Blue Ocean Class B Share held in Blue Ocean’s treasury or owned by TNL Mediagene or Merger Sub or any other wholly owned subsidiary of TNL Mediagene or Blue Ocean immediately prior to the Effective Time will automatically be cancelled and extinguished without any conversion thereof or payment therefor; and (vii) each redeeming Blue Ocean Class A Share issued and outstanding immediately prior to the Effective Time will automatically be cancelled and cease to exist and will thereafter represent only the right of the holder thereof to be paid a pro rata share of the amount payable to Blue Ocean Public Shareholders due to their exercise of redemption rights (the “Blue Ocean Shareholder Redemption Amount”) in accordance with the Blue Ocean Articles.

Structure of TNL Mediagene Following the Merger and the Transactions

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Note:

(2)      The acquisition of Green Quest Holding Inc. is expected to be completed in the fourth quarter of 2024.

Following the Merger and Transactions, the TNL Mediagene Ordinary Shares will become publicly traded, and TNL Mediagene will continue operations with Blue Ocean as its wholly owned subsidiary. The structure of the group following the Merger and Transactions is shown in the graphic above.

Agreements Entered Into in Connection with the Merger (page 128)

Sponsor Lock-Up and Support Agreement

On June 6, 2024, in connection and concurrently with the execution and delivery of the Merger Agreement, Blue Ocean, Sponsor, Apollo SPAC Fund I, L.P., Apollo Credit Strategies Master Fund Ltd. (Apollo SPAC Fund I, L.P. and Apollo Credit Strategies Master Fund, Ltd., collectively “Apollo”), and certain members of Blue Ocean’s board of directors, management team and advisory board (“Insiders”) and certain other shareholders of Blue Ocean (“Other Investors”) entered into an amended and restated letter agreement (the “Original Sponsor Lock-Up and Support Agreement”) pursuant to which Sponsor, Apollo and such Insiders and Other Investors agreed, among other things, to vote their Blue Ocean shares in favor of the Blue Ocean Extension Proposal and the adoption of the Merger Agreement and the Transactions, including the Merger. On October 23, 2024, the Sponsor, Blue Ocean and TNL Mediagene entered into the Amendment No. 1 to Sponsor Lock-Up and Support Agreement (“Sponsor Agreement Amendment” and together with the Original Sponsor Lock-Up and Sponsor Agreement, the “Sponsor Lock-Up and Support Agreement”). Pursuant to the Sponsor Lock-Up and Support Agreement, Sponsor, Apollo and such Insiders and Other Investors agreed, among other things, (i) that TNL Mediagene Ordinary Shares issuable as part of the agreed merger consideration in exchange for the Founder Shares (which includes 4,743,749 Blue Ocean Class A Shares issued in the Conversion) owned by them (such TNL Mediagene Ordinary Shares, the “Earn-Out Shares”) will be issued at the times and subject to the conditions in the Sponsor Lock-Up and Support Agreement; (ii) that the Earn-Out Shares, to the extent issued, will be subject to certain transfer restrictions; (iii) that Sponsor and Apollo will forfeit an aggregate of 750,000 Blue Ocean Private Placement Warrants held by them at the Closing; and (iv) that no Blue Ocean Private Placement Warrants will be transferred by them until 30 days after the Closing, in the case of each of clause (i) and (ii), subject to the terms and conditions contemplated by the Sponsor Lock-Up and Support Agreement. Pursuant to the Sponsor Agreement Amendment, Sponsor and Blue Ocean further agreed, among other things, (i) that Sponsor will forfeit an aggregate of up to 2,208,859 Founder Shares (or in the case of no redemptions scenario, up to 1,782,770 Founder Shares) owned by Sponsor, subject to further adjustment based on the Forfeiture Ratio and other terms set forth in the Sponsor Lock-Up and Support Agreement; and (ii) that Sponsor will additionally and separately forfeit 50% of Blue Ocean Private Placement Warrants it holds immediately prior to the Closing (3,707,168 Blue Ocean Private Placement Warrants (or in the case of no redemptions scenario,

2,992,055 Blue Ocean Private Placement Warrants) as of the date of this proxy statement/prospectus), subject to further adjustment based on the Forfeiture Ratio and other terms set forth in the Sponsor Lock-Up and Support Agreement. See “Agreements Entered Into in Connection with the Merger — Sponsor Lock-Up and Support Agreement.”

TNL Mediagene Shareholder Lock-Up and Support Agreement

In connection and concurrently with the execution of the Merger Agreement, TNL Mediagene, Blue Ocean and certain shareholders of TNL Mediagene (the “TNL Mediagene Holders”) entered into a lock-up and support agreement (the “TNL Mediagene Shareholder Lock-Up and Support Agreement”), pursuant to which, among other things, the TNL Mediagene Holders agreed not to transfer, other than to affiliates or other TNL Mediagene Holders, any of such TNL Mediagene Holders’ ordinary shares of TNL Mediagene held prior to the consummation of the Merger or termination of the Merger Agreement in accordance with its terms. See “Agreements Entered Into in Connection with the Merger — TNL Mediagene Shareholder Lock-Up and Support Agreement.”

Registration Rights Agreement

Upon consummation of the Merger, Blue Ocean, TNL Mediagene, Sponsor, and certain existing shareholders of Blue Ocean and TNL Mediagene will enter into a registration rights agreement (the “Registration Rights Agreement”) containing customary registration rights for Sponsor and other shareholders of Blue Ocean and TNL Mediagene. Pursuant to the Registration Rights Agreement, holders of registrable securities of TNL Mediagene will be entitled to make up to three demands that TNL Mediagene register such securities and an additional two demands that TNL Mediagene register the Earn-Out Shares. In addition, holders will have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of the Merger. See “Agreements Entered Into in Connection with the Merger — Registration Rights Agreement.”

Amended and Restated Warrant Agreement

Immediately prior to the Closing, Blue Ocean, TNL Mediagene and Continental will enter into an assignment, assumption and amended and restated warrant agreement (the “Amended and Restated Warrant Agreement”), pursuant to which Blue Ocean will assign to TNL Mediagene all of its rights, interests, and obligations in and under the Warrant Agreement, dated December 2, 2021, by and between Blue Ocean and Continental, and the terms and conditions of such Warrant Agreement will be amended and restated to, among other things, reflect the assumption of Public Warrants and Blue Ocean Private Placement Warrants by TNL Mediagene.

The Business Combination Proposal (page 91)

The Business Combination Proposal is a proposal to consider and vote upon, as an ordinary resolution, a proposal to approve, ratify and authorize the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A-1, Annex A-2 and Annex A-3, and the transactions contemplated therein, including the Merger, with Blue Ocean surviving the Merger as a wholly owned subsidiary of TNL Mediagene.

The Merger Proposal (page 115)

The Merger Proposal is a proposal to consider and vote upon, as a special resolution, a proposal to approve and authorize the Merger and the Plan of Merger by and among Blue Ocean, Merger Sub and TNL Mediagene, substantially in the form attached to this proxy statement/prospectus as Annex C.

The Adjournment Proposal (page 116)

The Adjournment Proposal is a proposal to consider and vote upon, as an ordinary resolution, a proposal to adjourn the extraordinary general meeting to a later date or dates to be determined by the chairman of the extraordinary general meeting, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, there are not sufficient votes to approve one or more proposals presented to shareholders for a vote or where Blue Ocean’s board of directors has determined it is otherwise necessary.

Date, Time and Place of Extraordinary General Meeting of Blue Ocean Shareholders

The extraordinary general meeting will be held on            , 2024, at            ,            time, at            , or at such other time, on such other date and at such other place to which the meeting may be adjourned.

Voting Power; Record Date

Blue Ocean shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned Blue Ocean Ordinary Shares at the close of business on [            ], 2024, which is the record date for the extraordinary general meeting. Blue Ocean shareholders will have one vote for each Blue Ocean Ordinary Share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were [            ] Blue Ocean Class A Shares issued and outstanding and [one] Blue Ocean Class B Share issued and outstanding.

Redemption Rights

If you are a Blue Ocean Public Shareholder, other than the Sponsor, shareholders of Blue Ocean prior to the Blue Ocean IPO and Blue Ocean’s officers and directors (to the extent they hold Public Shares), you have the right to request that Blue Ocean redeem your Public Shares for a pro rata portion of the cash held in Blue Ocean’s Trust Account, calculated as of two business days prior to the consummation of the Merger in accordance with the Blue Ocean Articles.

Notwithstanding the foregoing, a Blue Ocean Public Shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the Public Shares. Accordingly, all Public Shares in excess of 15% held by a Blue Ocean Public Shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group,” will not be redeemed and converted into cash.

If you are a Blue Ocean Public Shareholder and wish to exercise your redemption rights, you must:

•        if you hold Public Shares through Blue Ocean Units, elect to separate your Blue Ocean Units into the underlying Public Shares and Public Warrants prior to exercising your redemption rights with respect to the Public Shares;

•        submit a written request to Continental Stock Transfer & Trust Company, Blue Ocean’s transfer agent, in which you (i) request that Blue Ocean redeem all or a portion of your Public Shares for cash, and (ii) identify yourself as the beneficial holder of the Public Shares and provide your legal name, phone number and address; and

•        either tender your share certificates (if any) to Continental Stock Transfer & Trust Company, Blue Ocean’s transfer agent, or deliver your Public Shares to the transfer agent electronically using The Depository Trust Company’s Deposit/Withdrawal at Custodian (DWAC) System.

Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern time, on            , 2024, two business days prior to the extraordinary general meeting, in order for their Public Shares to be redeemed. If you hold the Public Shares in “street name,” you will have to coordinate with your broker, bank or nominee to have the Public Shares you beneficially own certificated and delivered electronically.

Any Blue Ocean Public Shareholder satisfying the requirements for exercising redemption rights will be entitled to a pro rata portion of the amount then in the Trust Account (which, for illustrative purposes, was $            , or $            per share, as of the record date) calculated as of two business days prior to the consummation of the Merger, including interest earned on the funds in the Trust Account and not previously released to Blue Ocean to pay income taxes. Such amount will be paid promptly upon consummation of the Merger. There are currently no owed but unpaid income taxes on the funds in the Trust Account.

Any request for redemption, once made by a Blue Ocean Public Shareholder, may be withdrawn at any time prior to the time the vote is taken with respect to the Business Combination Proposal at the extraordinary general meeting. If you tender your share certificates (if any) to Blue Ocean’s transfer agent and later decide prior to the extraordinary general meeting not to elect redemption, you may request that Blue Ocean’s transfer agent return your share certificates (physically or electronically). You may make such request by contacting Blue Ocean’s transfer agent at the address listed below.

Any Blue Ocean Public Shareholder who elects to exercise Dissent Rights (which dissenter rights are discussed in “Do I have appraisal rights if I object to the proposed Merger?”) will lose their right to have their Public Shares redeemed in accordance with the Blue Ocean Articles. The certainty provided by the redemption process may be preferable for Blue Ocean Public Shareholders wishing to exchange their Public Shares for cash. This is because Dissent Rights may be lost or extinguished, including where Blue Ocean and the other parties to the Merger Agreement determine to delay the consummation of the Merger in order to invoke the limitation on dissenter rights under Section 239 of the Cayman Companies Law, in which case any Blue Ocean Public Shareholder who has sought to exercise Dissent Rights would only be entitled to receive the merger consideration comprising one TNL Mediagene Ordinary Share for each of their Public Shares.

If a Blue Ocean Public Shareholder exercises his, her or its redemption rights, then he, she or it will be exchanging his, her or its Blue Ocean Class A Shares for cash and will not become a shareholder of TNL Mediagene. See “Extraordinary General Meeting of Blue Ocean Shareholders — Redemption Rights” for a detailed description of the procedures to be followed if you wish to convert your shares into cash.

The closing price of Blue Ocean Class A Shares on            , 2024, the extraordinary general meeting record date, was $            . The cash held in the Trust Account on such date was approximately $ ($ per Public Share). Prior to exercising redemption rights, shareholders should verify the market price of Blue Ocean Class A Shares as they may receive higher proceeds from the sale of their Blue Ocean Class A Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Blue Ocean cannot assure its shareholders that they will be able to sell their Blue Ocean Class A Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.

The following table presents the anticipated share ownership of various holders of TNL Mediagene Ordinary Shares after the completion of the Merger, based on the number of Blue Ocean Ordinary Shares issued and outstanding as of the date of this proxy statement/prospectus and the assumption that no additional equity securities of TNL Mediagene will be issued at or prior to Closing, except for those issued in the cases that (i) holders of the DaEX Conversion Rights and the 2024 TNL Mediagene Convertible Notes elect to redeem their conversion rights to receive TNL Mediagene Ordinary Shares and (ii) the principal balance under the 2024 TNL Mediagene Subordinated Unsecured Convertible Note is converted into TNL Mediagene Ordinary Shares upon the consummation of the Closing, and that there are no Dissenting Blue Ocean Shareholders, under the following redemption scenarios:

•        Assuming No Redemptions:    This scenario assumes that no Blue Ocean Public Shareholder exercises redemption rights with respect to their Public Shares.

•        Assuming 25% of Maximum Redemptions:    This scenario assumes that Blue Ocean Public Shareholders holding 460,488 Public Shares will exercise their redemption rights for approximately $5.2 million of the $20.8 million of funds in the Trust Account as of June 30, 2024.

•        Assuming 50% of Maximum Redemptions:    This scenario assumes that Blue Ocean Public Shareholders holding 920,975 Public Shares will exercise their redemption rights for approximately $10.4 million of the $20.8 million of funds in the Trust Account as of June 30, 2024.

•        Assuming 75% of Maximum Redemptions:    This scenario assumes that Blue Ocean Public Shareholders holding 1,381,463 Public Shares will exercise their redemption rights for approximately $15.6 million of the $20.8 million of funds in the Trust Account as of June 30, 2024.

•        Assuming Maximum Redemptions:    This scenario assumes that Blue Ocean Public Shareholders holding 1,841,950 Public Shares will exercise their redemption rights for approximately $20.8 million of the $20.8 million of funds in the Trust Account as of June 30, 2024, which is the maximum number of Public Shares that could be redeemed by Blue Ocean Public Shareholders.

	Assuming No Redemptions		Assuming 25% Redemptions		Assuming 50% Redemptions		Assuming 75% Redemptions		Assuming Maximum Redemptions
	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%
TNL Mediagene shareholders(1)	24,617,697	82.75	24,617,697	85.29	24,617,697	86.68	24,617,697	88.10	24,617,697	89.58
DaEX Conversion Right Holders	58,193	0.20	58,193	0.20	58,193	0.20	58,193	0.21	58,193	0.21
2024 TNL Mediagene Convertible Notes holders	172,808	0.58	172,808	0.60	172,808	0.61	172,808	0.62	172,808	0.63
2024 TNL Mediagene Subordinated Unsecured Convertible Note holder	96,993	0.33	96,993	0.34	96,993	0.34	96,993	0.35	96,993	0.35
Blue Ocean Public Shareholders	1,841,950	6.19	1,381,463	4.79	920,975	3.24	460,488	1.65	—	—
Total shares outstanding at Closing	26,787,641	90.05	26,327,154	91.23	25,866,666	91.07	25,406,179	90.94	24,945,691	90.77
Blue Ocean initial shareholders(2)	2,960,980	9.95	2,534,891	8.78	2,534,891	8.93	2,534,891	9.07	2,534,891	9.23
Total shares outstanding at Closing and deferred shares	29,748,621	100.00	28,862,045	100.00	28,401,557	100.00	27,941,070	100.00	27,480,582	100.00

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(1)      Assumes that, immediately prior to the Effective Time, 218,816,761 ordinary shares of TNL Mediagene issued and outstanding immediately prior to the Effective Time will be automatically converted into 24,617,697 TNL Mediagene Ordinary Shares by the Split Factor, which is 0.112503707.

(2)      The holders of 4,743,750 Founder Shares agreed in the Sponsor Lock-up and Support to forfeit up to 2,208,859 Founder Shares and to defer receiving at minimum 2,534,891 TNL Mediagene Ordinary Shares, subject to the adjustments based on the Forfeiture Ratio and other terms set forth in the Sponsor Lock-Up and Support Agreement, issuable as part of the agreed merger consideration under the Merger Agreement until certain specified dates after the Closing Date. Consequently, no TNL Mediagene Ordinary Shares will be issued to such shareholders in exchange for the 4,743,750 Founder Shares on the Closing Date. Under the “Assuming No Redemptions”, it is assumed that the holders of the Founder Shares will forfeit 1,782,770 Founder Shares and defer receiving 2,960,980 TNL Mediagene Ordinary Shares based on the estimated pro forma Forfeiture Ratio of 0.8071. See “Agreements Entered Into in Connection with the Merger — Sponsor Lock-Up and Support Agreement.”

However, if the actual facts are different from the assumptions laid out above, the anticipated share ownership of various holders of TNL Mediagene Ordinary Shares after the completion of the Merger will be different. TNL Mediagene shareholders would experience dilution to the extent TNL Mediagene issues additional shares after Closing, including to any PIPE Investors. In addition, the table above excludes certain potential sources of dilution, among others, TNL Mediagene Ordinary Shares underlying TNL Mediagene’s granted stock options under the 2015 Plan and TNL Mediagene Ordinary Shares underlying the Public Warrants and the Blue Ocean Private Placement Warrants.

In an effort to illustrate the extent of such dilution, the following table includes the issuance of (i) TNL Mediagene Ordinary Shares underlying TNL Mediagene’s stock options and restricted shares granted; (ii) TNL Mediagene Ordinary Shares underlying the Public Warrants; and (iii) TNL Mediagene Ordinary Shares underlying the Blue Ocean Private Placement Warrants (assuming that the principal balance of the 2023 Sponsor Convertible Note is settled by warrants) under the following redemption scenarios:

Potential sources of additional dilution:

	Assuming No Redemptions		Assuming 25% of Maximum Redemptions		Assuming 50% of Maximum Redemptions		Assuming 75% of Maximum Redemptions		Assuming Maximum Redemptions
	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%
TNL Mediagene Ordinary Shares underlying TNL Mediagene’s granted stock options(1)	729,933	1.56	729,933	1.61	729,933	1.63	729,933	1.64	729,933	1.67
TNL Mediagene Ordinary Shares underlying restricted shares granted to employees(2)	4,688	0.01	4,688	0.01	4,688	0.01	4,688	0.01	4,688	0.01
TNL Mediagene Ordinary Shares underlying the Public Warrants	9,487,500	20.24	9,487,500	20.96	9,487,500	21.17	9,487,500	21.39	9,487,500	21.62
TNL Mediagene Ordinary Shares underlying the Blue Ocean Private Placement Warrants(3)	6,894,829	14.71	6,179,716	13.65	6,179,716	13.79	6,179,716	13.94	6,179,716	14.08
Total dilution	17,116,950	36.52	16,401,837	36.23	16,401,837	36.60	16,401,837	36.98	16,401,837	37.38
Total fully diluted TNL Mediagene Ordinary Shares outstanding(4)	46,865,571	100.00	45,263,882	100.00	44,803,394	100.00	44,342,907	100.00	43,882,419	100.00

____________

(1)      Assumes that, immediately prior to the Effective Time, 6,523,082 ordinary shares of TNL Mediagene issued and outstanding immediately prior to the Effective Time underlying TNL Mediagene’s granted stock options will be automatically converted into 729,933 TNL Mediagene Ordinary Shares by the Split Factor, which is 0.112503707.

(2)      Assumes that, immediately prior to the Effective Time, 41,667restricted shares of TNL Mediagene granted to employees as of June 30, 2024 will be automatically converted into 4,688 TNL Mediagene Ordinary Shares by the Split Factor, which is 0.112503707.

(3)      The Blue Ocean Private Placement Warrants consist of 9,225,000 sold to Sponsor and Apollo concurrently with the Blue Ocean IPO, less 750,000 warrants which will be forfeited pro rata by Sponsor and Apollo at the Closing Date in accordance with the Sponsor Lock-Up and Support Agreement, less up to 3,707,168 warrants, representing 50% of the Blue Ocean Private Placement Warrants that Sponsor holds immediately prior to the Closing, subject to the adjustments based on the Forfeiture Ratio and other terms set forth in the Sponsor Lock-Up and Support Agreement, which will be forfeited by Sponsor at the Closing Date in accordance with the Sponsor Lock-Up and Support Agreement and plus an additional 1,411,884 warrants assuming the holders of the 2023 Sponsor Convertible Note elect to convert them into warrants on the Closing Date. Under the “Assuming No Redemptions”, it is assumed that 50% of Blue Ocean Private Placement Warrants held by Sponsor immediately prior to the Closing to be forfeited will be 2,992,055 warrants based on the estimated pro forma Forfeiture Ratio of 0.8071.

(4)      These totals do not include the effect of the issuance of additional TNL Mediagene Ordinary Shares as consideration for the acquisition of Green Quest Holding Inc. (the “Green Quest Consideration”). On August 23, 2024 TNL Mediagene entered a share purchase agreement to acquire 100% of the outstanding shares of Green Quest Holding Inc. for the maximum consideration of up to NTD 200,000,000 to be paid entirely in ordinary shares of TNL Mediagene. The acquisition is expected to be completed in the fourth quarter of 2024. The Green Quest Consideration is partially contingent upon the performance of Green Quest Holding, Inc. for the year ending December 31, 2024 and will not be due until after the Effective Time at the earliest. Assuming the effect of the Recapitalization using the Split Factor of 0.112503707, we estimate that TNL Mediagene may issue up to approximately 559,000 TNL Mediagene Ordinary Shares as the Green Quest Consideration.

This information should be read together with the pro forma combined financial information in “Unaudited Pro Forma Condensed Combined Financial Information.”

Appraisal Rights under the Cayman Companies Law

Holders of record of Blue Ocean Ordinary Shares may have appraisal rights in connection with the Merger under the Cayman Companies Law. Holders of record of Blue Ocean Ordinary Shares wishing to exercise such statutory dissenter rights and make a demand for payment of the fair value for his, her or its Blue Ocean Ordinary Shares must give written objection to the Merger to Blue Ocean prior to the shareholder vote to approve the Merger and follow the procedures set out in Section 238 of the Cayman Companies Law. These statutory appraisal rights are separate to and mutually exclusive of the right of Blue Ocean Public Shareholders to demand that their Public Shares are redeemed for cash for a pro rata share of the funds on deposit in the Trust Account in accordance with the Blue Ocean Articles. Blue Ocean believes that the fair value of the Blue Ocean Ordinary Shares determined under Section 238 of the Cayman Companies Law would equal the amount that Blue Ocean shareholders would obtain if they exercise their redemption rights as described herein. Blue Ocean shareholders need not vote against any of the proposals at the extraordinary general meeting in order to exercise appraisal rights under the Cayman Companies Law. A Blue Ocean shareholder which elects to exercise appraisal rights must do so in respect of all of the Blue Ocean Ordinary Shares that person holds and will lose his, her, or its right to exercise his, her or its redemption rights as described herein. See “Extraordinary General Meeting of Blue Ocean Shareholders — Appraisal Rights under the Cayman Companies Law.”

Blue Ocean shareholders are recommended to seek their own advice as soon as possible on the application and procedure to be followed in respect of the appraisal rights under the Cayman Companies Law.

Blue Ocean’s Board of Directors’ Reasons for the Merger (page 100)

Blue Ocean’s board of directors, in evaluating the Merger, consulted with Blue Ocean’s management and financial and legal advisors, and unanimously decided (i) that the Merger Agreement and the transactions contemplated thereby are advisable and in the best interests of Blue Ocean and its shareholders and (ii) to recommend that the shareholders adopt the Merger Agreement and approve the Merger and the Transactions. Blue Ocean’s board of directors considered a range of factors pertaining to the Merger as generally supporting their decision to enter into the Merger Agreement (including the Merger) and the other Transactions, including, but not limited to, the factors discussed in the section referenced below.

Blue Ocean’s board of directors concluded that the potential benefits that it expected Blue Ocean and Blue Ocean’s shareholders to achieve as a result of the Merger outweighed the potentially negative factors and other risks associated with the Merger. Accordingly, Blue Ocean’s board of directors unanimously determined that the Merger Agreement, the ancillary agreements referenced therein, and the transactions contemplated thereby were advisable to and in the best interests of Blue Ocean and its shareholders. For a more complete description of Blue Ocean’s board of directors’ reasons for approving the Merger, including other factors and risks considered by Blue Ocean’s board of directors, see “Proposal One — The Business Combination Proposal — Blue Ocean’s Board of Directors’ Reasons for the Merger” in this proxy statement/prospectus.

Interests of Certain Persons in the Merger (page 109)

In considering the recommendation of Blue Ocean’s board of directors to vote in favor of approval of the Business Combination Proposal and the Merger Proposal, shareholders should keep in mind that the Sponsor and Blue Ocean’s directors and executive officers have interests in such proposals that are different from, or in addition to, those of Blue Ocean shareholders generally. If Blue Ocean does not complete the Merger with TNL Mediagene or another business combination by December 7, 2024 (or such later date as may be approved by Blue Ocean Public Shareholders), Blue Ocean must redeem 100% of the outstanding Public Shares and liquidate and dissolve. As a result, and given the Sponsor’s interests in the Merger, the Sponsor may be incentivized to complete a business combination with a less favorable combination partner or on terms less favorable to Blue Ocean Public Shareholders rather than fail to complete a business combination and be forced to liquidate and dissolve Blue Ocean. See “Proposal One — The Business Combination Proposal — Interests of Certain Persons in the Merger” in this proxy statement/prospectus for a description of these interests.

Certain of TNL Mediagene’s directors and executive officers beneficially own TNL Mediagene Ordinary Shares and/or hold options to purchase TNL Mediagene Ordinary Shares. See “Beneficial Ownership of Securities” and “Management Following the Merger — Share-based Compensation” in this proxy statement/prospectus for more details.

Recommendation to Blue Ocean Shareholders

Blue Ocean’s board of directors has determined that each of the proposals outlined herein is fair to and in the best interests of Blue Ocean and its shareholders and recommended that Blue Ocean shareholders vote “FOR” the Business Combination proposal, “FOR” the Merger Proposal and “FOR” the Adjournment Proposal, if presented.

Certain Material U.S. Federal Income Tax Considerations (page 224)

For a description of certain material U.S. federal income tax consequences of the Merger, the exercise of redemption rights in respect of the Public Shares and the ownership and disposition of TNL Mediagene Ordinary Shares, please see “Material U.S. Federal Income Tax Considerations.”

Anticipated Accounting Treatment

TNL Mediagene prepares its financial statements in accordance with IFRS. The Merger will be accounted for as a capital reorganization. Under this method of accounting, Blue Ocean will be treated as the accounting acquiree for financial reporting purposes. Accordingly, the Merger will be treated as the equivalent of TNL Mediagene issuing shares at the Closing of the Merger for the net assets of Blue Ocean as of the Closing Date, accompanied by a recapitalization. The net assets of Blue Ocean will be stated at historical cost, with no goodwill or other intangible assets recorded.

TNL Mediagene has been determined to be the accounting acquirer based on the evaluation of the following facts and circumstances under both the no and maximum redemption scenarios:

•        TNL Mediagene’s current shareholders will hold a majority of the voting power of the combined company after the Merger;

•        TNL Mediagene’s operations will substantially comprise the ongoing operations of the combined company;

•        Pursuant to the Merger Agreement, TNL Mediagene’s current shareholders will have the ability to nominate the majority of the members of the governing body of the combined company; and

•        TNL Mediagene’s current senior management team will comprise a majority of the management of the combined company.

Furthermore, Blue Ocean does not meet the definition of a “business” pursuant to IFRS 3, and thus, for accounting purposes, the Merger will be accounted for as a capital reorganization, within the scope of IFRS 2. The net assets of Blue Ocean will be stated at historical cost, with no goodwill or other intangible assets recorded. Any excess of the fair value of the deemed equity interest issued by TNL Mediagene over the fair value of Blue Ocean’s identifiable net assets acquired will be considered compensation for the service of a stock exchange listing for its shares and be expensed as incurred.

Comparison of Rights of Shareholders of Blue Ocean and Shareholders of TNL Mediagene (page 249)

If the Merger is successfully completed, holders of Blue Ocean Ordinary Shares will become holders of TNL Mediagene Ordinary Shares and their rights as shareholders will be governed by TNL Mediagene’s organizational documents. Please see “Comparison of Rights of TNL Mediagene Shareholders and Blue Ocean Shareholders.”

Emerging Growth Company

Each of Blue Ocean and TNL Mediagene is, and consequently, following the Merger, the combined company will be, an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, the combined company will be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find the combined company’s securities less attractive as a result, there may be a less active trading market for the combined company’s securities and the prices of the combined company’s securities may be more volatile.

The combined company will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the Closing Date, (b) in which TNL Mediagene has total annual gross revenue of at least $1.235 billion, or (c) in which the combined company is deemed to be a large accelerated filer, which means the market value of the combined company’s common equity that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which the combined company has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Foreign Private Issuer

TNL Mediagene is a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, TNL Mediagene is permitted to follow the corporate governance practices of its home country, the Cayman Islands, in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies that are listed on the Nasdaq. For example, TNL Mediagene is not required to have a majority of the board consisting of independent directors nor have a compensation committee or regularly scheduled executive sessions with only independent directors each year. TNL Mediagene intends to follow its home country’s corporate governance practices as long as it remains a foreign private issuer. As a result, TNL Mediagene’s shareholders may not have the same protection afforded to shareholders of U.S. domestic companies that are subject to Nasdaq corporate governance requirements. As a foreign private issuer, TNL Mediagene is also subject to reduced disclosure requirements and is exempt from certain provisions of the U.S. securities rules and regulations applicable to U.S. domestic issuers such as the rules regulating solicitation of proxies and certain insider reporting and short-swing profit rules. Please see “TNL Mediagene’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Foreign Private Issuer Status.”

Regulatory Matters

The Merger is not subject to any U.S. federal or state regulatory requirement or approval or any foreign regulatory requirements or approvals, except for the filings with the Cayman Islands Registrar of Companies necessary to effectuate the Merger.

Summary Risk Factors

You should consider all the information contained in this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. In particular, you should consider the risk factors described under “Risk Factors” beginning on page 24. Such risks include, but are not limited to:

Risks Related to TNL Mediagene’s Operations and Industry

•        Adverse economic conditions in Japan, Taiwan and globally, including the potential onset of recession, could have a negative effect on TNL Mediagene’s business, results of operations, financial condition, and liquidity.

•        TNL Mediagene drives a significant portion of its revenue from its relationships with the businesses to whom it provides digital media content and related advertising technology and data analytics services, including advertising and consumer data-related services, marketing services and other services.

•        TNL Mediagene’s user numbers and engagement with its digital media brands and content are critical to its success.

•        The market for digital advertising for brands is continuously and rapidly evolving. If this market develops more slowly or differently than TNL Mediagene expects, or TNL Mediagene fails to respond successfully to changes in the market, its business, growth prospects and financial condition could be adversely affected.

•        If TNL Mediagene is unable to compete effectively with its competitors for users and advertising spend, its business and operating results could be harmed.

•        TNL and Mediagene merged in May 2023 to form TNL Mediagene. TNL Mediagene may not be able to successfully integrate the two businesses and may continue to incur significant costs to integrate with and support Mediagene. TNL Mediagene also may not realize the anticipated benefits of the merger because of difficulties related to the integration, the achievement of such synergies, and other challenges faced by TNL Mediagene.

•        TNL Mediagene’s financial results from period to period have fluctuated in the past and will fluctuate in the future.

•        The loss of key personnel, or TNL Mediagene’s failure to attract and retain other highly qualified personnel in the future, could harm its business.

Risks Related to TNL Mediagene’s Technology, Security and Privacy

•        TNL Mediagene’s ability to attract and retain advertising clients depends on its ability to collect and use data and develop tools to enable it to effectively deliver and accurately measure advertisements on its platform.

•        The use of AI tools in TNL Mediagene’s business may cause us brand or reputational harm, competitive harm, or legal liability.

•        TNL Mediagene derives a significant portion of its users from third-party platforms and online search engines. Changes to the standard terms, conditions and policies of these providers that link to, have distributed or may distribute its content, such as Google Search and Google Discover, could adversely affect its business.

•        TNL Mediagene’s business relies on certain trademarks, copyrights and other intellectual property rights that are licensed from third-party licensors. TNL Mediagene does not control these rights and any loss of its rights to them could materially adversely affect its business.

•        TNL Mediagene depends on Amazon Web Services (“AWS”) for the vast majority of its compute, storage, data transfer and other services. Any disruption of, degradation in or interference with TNL Mediagene’s use of AWS could negatively affect its operations and harm our business, revenue and financial results.

Risks Related to TNL Mediagene Doing Business in Japan and Taiwan

•        TNL Mediagene faces economic and political risks associated with doing business in Taiwan, particularly due to the geopolitical tension between Taiwan and mainland China that could negatively affect its business and hence the value of your investment.

Risks Related to Ownership of TNL Mediagene’s Securities

•        A market for TNL Mediagene Ordinary Shares may not develop or be sustained, which would adversely affect the liquidity and price of TNL Mediagene’s securities.

•        As TNL Mediagene is a “foreign private issuer” and intends to follow certain home country corporate governance practices, its shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

•        TNL Mediagene has identified material weaknesses in its internal control over financial reporting. If TNL Mediagene’s remediation of these material weaknesses is not effective, or if TNL Mediagene experiences additional material weaknesses or otherwise fails to maintain an effective system of internal controls in the future, TNL Mediagene may not be able to report its financial results accurately or file its periodic reports as a public company in a timely manner.

Risks Related to the Merger and Blue Ocean

•        The Sponsor and Apollo have agreed to vote in favor of the Merger, regardless of how Blue Ocean’s public shareholders vote.

•        Blue Ocean may not be able to complete the Merger or any other business combination within the prescribed timeframe, in which case Blue Ocean would cease all operations, except for the purpose of winding up, and Blue Ocean would redeem the Blue Ocean Class A Shares and liquidate.

•        Since the Sponsor and Blue Ocean’s directors and executive officers have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Merger with Blue Ocean is appropriate as our initial business combination. Such interests include that the Sponsor will lose its entire investment in us if our initial business combination is not completed.

•        TNL Mediagene’s actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.

•        Blue Ocean has no specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for Blue Ocean to complete a business combination with which a substantial majority of Blue Ocean Public Shareholders do not agree.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION OF TNL MEDIAGENE

The following tables present the summary consolidated financial data of TNL Mediagene. TNL Mediagene prepares its consolidated financial statements in accordance with IFRS. The summary consolidated comprehensive income data for the fiscal years ended December 31, 2022 and 2023 and the summary consolidated financial position data as of December 31, 2022 and 2023 have been derived from TNL Mediagene’s audited consolidated financial statements, which are included elsewhere in this proxy statement/prospectus. TNL Mediagene’s summary consolidated comprehensive income data for the six months ended June 30, 2024 and consolidated financial position data as of June 30, 2024 are derived from TNL Mediagene’s unaudited financial statements included elsewhere in this proxy statement/prospectus.

The financial data set forth below should be read in conjunction with, and is qualified by reference to, “TNL Mediagene’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this proxy statement/prospectus.

Summary Consolidated Comprehensive Income Data

	Fiscal year ended December 31, 2022	Fiscal year ended December 31, 2023	Six months ended June 30, 2024
Revenue	$20,009,994	$35,838,780	$20,605,425
Cost of revenue	(12,268,798)	(23,187,396)	(12,418,454)
Gross profit	7,741,196	12,651,384	8,186,971
Operating Expenses:
Sales, general and administrative expenses	(8,648,811)	(16,421,386)	(12,257,199)
Research and development expenses	(2,509,069)	(3,327,185)	(1,503,392)
Total operating expenses	(11,157,880)	(19,748,571)	(13,760,591)
Operating loss	(3,416,684)	(7,097,187)	(5,573,620)
Non-operating income and expenses
Interest income	10,994	19,340	9,530
Other income	75,576	409,555	12,956
Other gains and losses	(8,174,802)	5,160,379	(142,598)
Finance costs	(137,029)	(298,958)	(181,531)
Total Non-operating income and expenses	(8,225,261)	5,290,316	(301,643)
Profit (Loss) before income tax	(11,641,945)	(1,806,871)	(5,875,263)
Income tax benefit	247,177	591,082	(58,864)
Loss for the year	$(11,394,768)	$(1,215,789)	$(5,934,127)
Components of other comprehensive income (loss) that will be reclassified to profit or loss
Exchange differences on translation of foreign operations	$(717,130)	$(41,644)	$(204,478)
Other comprehensive loss, net of income tax	$(717,130)	$(41,644)	$(204,478)
Total comprehensive loss for the year	$(12,111,898)	$(1,257,433)	$(6,138,605)
Profit (Loss) per share
Profit (Loss) per share – basic	$(0.13)	$(0.01)	$(0.03)
Profit (Loss) per share – diluted	$(0.13)	$(0.01)	$(0.03)

Summary Consolidated Financial Position Data

	December 31, 2022	December 31, 2023	June 30, 2024
Total assets	$26,534,165	$119,616,267	$111,029,781
Total liabilities	50,670,749	47,248,519	44,595,466
Total equity	(24,136,584)	72,367,748	66,434,315
Total liabilities and equity	$26,534,165	$119,616,267	$111,029,781

SUMMARY CONSOLIDATED FINANCIAL INFORMATION OF MEDIAGENE

The following tables present the summary consolidated financial data of Mediagene. Mediagene prepares its consolidated financial statements in accordance with IFRS. The summary historical consolidated statements of profit or loss and comprehensive income for the years ended February 28, 2022 and 2023 and the summary consolidated statements of financial position as of February 28, 2022 and 2023 have been derived from Mediagene’s audited consolidated financial statements, which are included elsewhere in this proxy statement/prospectus.

The financial data set forth below should be read in conjunction with, and is qualified by reference to “Mediagene’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this proxy statement/prospectus.

Summary Historical Consolidated Statements of Profit or Loss and Comprehensive Income

		(Japanese yen in thousands, except per share amounts)
	Fiscal year ended February 28, 2022	Fiscal year ended February 28, 2023
	(March 1, 2021 to February 28, 2022)	(March 1, 2022 to February 28, 2023)
Revenue	3,320,600	3,268,495
Cost of sales	(2,280,137)	(2,443,696)
Gross profit	1,040,463	824,799
Selling, general and administrative expenses	(977,914)	(1,016,473)
Other income	2,074	1,800
Other expenses	(603)	(393)
Operating profit (loss)	64,019	(190,267)
Finance income	9,503	10,176
Finance costs	(11,107)	(11,402)
Profit (loss) before tax	62,415	(191,493)
Income tax (expense) benefit	7,022	(8,369)
Profit (loss)	69,437	(199,863)

Profit attributable to:
Owners of parent	69,437	(199,863)
Profit (loss)	69,437	(199,863)

Earnings (loss) per share
Basic (Yen)	39.48	(113.63)
Diluted (Yen)	39.48	(113.63)

Summary Consolidated Statements of Financial Position

	As of February 28, 2022	As of February 28, 2023
Total assets	2,404,805	2,200,978
Total liabilities	2,144,668	2,135,767
Total equity	260,137	65,211
Total liabilities and equity	2,404,805	2,200,978

SUMMARY FINANCIAL INFORMATION OF BLUE OCEAN

Blue Ocean is providing the following selected historical financial information to assist you in your analysis of the financial aspects of the Merger. Blue Ocean’s balance sheet data as of December 31, 2023 and statement of operations data for the year ended December 31, 2023 are derived from Blue Ocean’s audited financial statements included elsewhere in this proxy statement/prospectus. Blue Ocean’s balance sheet data as of December 31, 2022 and statement of operations data for the year ended December 31, 2022 are derived from Blue Ocean’s audited financial statements included elsewhere in this proxy statement/prospectus. Blue Ocean’s balance sheet data as of June 30, 2024 and statement of operations data for the six months ended June 30, 2024 and June 30, 2023 are derived from Blue Ocean’s unaudited financial statements included elsewhere in this proxy statement/prospectus. Blue Ocean’s financial statements have been prepared in U.S. Dollars in accordance with U.S. GAAP. The information in this section is only a summary and should be read in conjunction with Blue Ocean’s financial statements and related notes and “Blue Ocean’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere herein. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of Blue Ocean.

Summary Income Statement Data

(in $)
	Year ended December 31, 2022	Year ended December 31, 2023	Six months ended June 30, 2024
	(audited)	(audited)	(unaudited)
Loss from Operations	(1,243,831)	(4,125,912)	(2,697,805)
Other Income (Expenses):
Interest Earned on Cash and Marketable Securities Held in Trust Account	854,167	6,864,803	1,588,006
Unrealized Gain on Marketable Securities Held In Trust Account	1,822,183	670,104	—
Change in Fair Value of Warrant Liabilities	11,226,187	1,029,188	84,206
Interest Expense	—	(15,833)	(33,958)
Net Income (loss)	12,658,706	4,422,350	(1,059,551)

Weighted Average Shares Outstanding of Blue Ocean Class A Shares, subject to possible redemption	18,975,000	14,866,285	5,564,459
Basic and Diluted Net Income (Loss) per Share, Blue Ocean Class A Shares, subject to possible redemption	0.53	0.23	(0.10)
Weighted Average Shares Outstanding of Blue Ocean Class B Shares, non-redeemable	4,743,750	4,743,750	4,743,750
Basic and Diluted Net Income (Loss) per Share, Blue Ocean Class B Shares	0.53	0.23	(0.10)

Balance Sheet Data

(in $)
	As of December 31, 2022	As of December 31, 2023	As of June 30, 2024
Assets:
Current Assets:
Cash	627,628	61,977	60,159
Prepaid Expenses and Other Assets	236,042	66,214	89,169
Total Current Assets	863,670	128,191	149,328
Marketable Securities/Cash Held in Trust Account	196,226,283	67,214,745	20,811,005
Total Assets	197,089,953	67,342,936	20,960,333

Liabilities:
Current liabilities
Accounts Payable and Accrued Expenses	576,727	2,857,214	4,989,007
Accounts Payable – Related Party	110,000	230,000	290,000
Promissory Note, Convertible – Related Party	—	1,095,833	1,461,675
Promissory Note – Related Party	—	—	425,306
Promissory Note – TNL	—	149,946	249,906
Total Current Liabilities	686,727	4,332,993	7,415,894
Accrued Offering Cost – non-current	806,823	806,823	806,823
Warrant Liability	1,403,438	374,250	290,044
Deferred Underwriting Fee Payable	6,641,250	6,641,250	6,641,250
Total Liabilities:	9,538,238	12,155,316	15,154,011

Commitments
Blue Ocean Class A Shares subject to possible redemption	196,226,283	67,214,745	20,811,005

Shareholders’ Deficit:
Preferred shares, $0.0001 par value; 1,000,000 shares authorized; none outstanding	—	—	—
Blue Ocean Class A Shares, $0.0001 par value; 200,000,000 shares authorized; 4,743,749, zero and zero shares issued and outstanding as of June 30, 2024, December 31, 2023 and December 31, 2022 respectively (excluding 1,841,950 and 6,157,215 shares subject to possible redemption, respectively)	—	—	474
Blue Ocean Class B Shares, $0.0001 par value; 20,000,000 shares authorized; one, 4,743,750 and 4,743,750 shares issued and outstanding as of June 30, 2024, December 31, 2023 and December 31, 2022, respectively	474	474	—
Additional Paid in Capital	—	—	—
Accumulated Deficit	(8,675,042)	(12,027,599)	(15,005,157)
Total Shareholders’ Deficit	(8,674,568)	(12,027,125)	(15,004,683)

Total Liabilities and Shareholders’ Deficit	197,089,953	67,342,936	20,960,333

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION AND COMPARATIVE PER SHARE DATA

The following tables set forth the per share data of each of TNL Mediagene and Blue Ocean on a combined basis and the unaudited pro forma combined per share data for the six months ended June 30, 2024 after giving effect to the Merger assuming that the merger of TNL and Mediagene occurred on January 1, 2023, assuming the following in the four pro forma scenarios presented:

•        Scenario 1 — No Redemption with the 2023 Sponsor Convertible Note Settled by Cash Scenario:    This scenario assumes that no remaining Blue Ocean Public Shareholders elect to exercise their redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account, after giving effect to the repayment in cash of $1,411,884 of principal amount and $49,791 of accrued interest of the 2023 Sponsor Convertible Note.

•        Scenario 2 — Maximum Redemption with the 2023 Sponsor Convertible Note Settled by Cash Scenario:    This scenario assumes that 1,841,950 Public Shares subject to redemption are redeemed at the assumed redemption price of $11.30 per share for an aggregate payment of $20,811,005, after giving effect to the repayment in cash of $1,411,884 of principal amount and $49,791 of accrued interest of the 2023 Sponsor Convertible Note.

•        Scenario 3 — No Redemption with the 2023 Sponsor Convertible Note Settled by Warrants Scenario:    This scenario assumes that no Blue Ocean Public Shareholders elect to exercise their redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account, and the Sponsor elects to convert $1,411,884 of principal amount of the 2023 Sponsor Convertible Note into TNL Mediagene Warrants at a price of $1.00 per warrant, with the same terms as Blue Ocean Private Placement Warrants.

•        Scenario 4 — Maximum Redemption with the 2023 Sponsor Convertible Note Settled by Warrants Scenario:    This scenario assumes that 1,841,950 Blue Ocean Public Shares subject to redemption are redeemed at the assumed redemption price of $11.30 per share for an aggregate payment of $20,811,005, and the Sponsor elects to convert $1,411,884 of principal amount of the 2023 Sponsor Convertible Note into TNL Mediagene Warrants at a price of $1.00 per warrant, with the same terms as Blue Ocean Private Placement Warrants.

In each case, the per share data assume that (i) the Recapitalization is effective on January 1, 2023; (ii) the conversion in full of DaEX Conversion Rights to TNL Mediagene Ordinary Shares is effective after giving effect to the Recapitalization; (iii) the conversion in full of the 2024 TNL Mediagene Convertible Note to TNL Mediagene Ordinary Shares is effective after giving effect to the Recapitalization; (iv) the conversion in full of the 2024 TNL Mediagene Subordinated Unsecured Convertible Note to TNL Mediagene Ordinary Shares is effective after giving effect to the Recapitalization.

You should read the information in the following table in conjunction with the selected historical financial information summary included elsewhere in this proxy statement/prospectus, and the historical financial statements of TNL Mediagene and Blue Ocean and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited TNL Mediagene and Blue Ocean pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus. See “Unaudited Pro forma Condensed Combined Financial Information.”

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period.

	Six Months Ended June 30, 2024 (in U.S. Dollar)
	Scenario 1: No Redemption with the 2023 Sponsor Convertible Note Settled by Cash	Scenario 2: Maximum Redemption with the 2023 Sponsor Convertible Note Settled by Cash	Scenario 3: No Redemption with the 2023 Sponsor Convertible Note Settled by Warrants	Scenario 4: Maximum Redemption with the 2023 Sponsor Convertible Note Settled by Warrants
Pro forma weighted average number of TNL Mediagene Ordinary Shares outstanding – Basic and Diluted(1)	29,748,621	27,480,582	29,748,621	27,480,582
Pro Forma loss per share – Basic and Diluted(1)	(0.29)	(0.31)	(0.29)	(0.31)

____________

(1)      Refer to “Unaudited Pro forma Condensed Combined Financial Information — Note 6. Pro Forma Shares and Earning Per Share Information” for more details on TNL Mediagene’s determination of basic and diluted EPS.

PRICE RANGE OF SECURITIES AND DIVIDENDS

Blue Ocean

Price range of Blue Ocean’s Securities

The Blue Ocean Units, each of which consists of one Blue Ocean Class A Share and one-half of one Public Warrant, began trading on the Nasdaq Global Market under the symbol “BOCNU” on December 3, 2021. On January 21, 2022, Blue Ocean announced that holders of Blue Ocean Units could elect to separately trade the Blue Ocean Class A Shares and Public Warrants commencing January 24, 2022. On January 24, 2022, the Blue Ocean Class A Shares and Public Warrants began trading separately on the Nasdaq Global Market under the symbols “BOCN” and “BOCNW,” respectively.

On June 6, 2023, the trading date before the public announcement of the Merger, the Blue Ocean Units, Blue Ocean Class A Shares and Public Warrants closed at $10.53, $10.55 and $0.09, respectively.

Holders

As of the date of this proxy statement/prospectus, there were             holder(s) of record of the Blue Ocean Units,             holder(s) of record of Blue Ocean Class A Shares, and             holder(s) of record of Public Warrants. These numbers are not representative of the number of beneficial holders of our securities, nor is it representative of where such beneficial holders reside, since all of these shares held of record in the United States were held through CEDE & Co., the nominee company of the Depository Trust Company, on behalf of hundreds of firms of brokers and banks in the United States, who in turn held such shares on behalf of several thousand clients and customers.

Dividends

Blue Ocean has not paid any cash dividends to its shareholders to date and does not intend to pay any cash dividends prior to the completion of its initial business combination.

TNL Mediagene

Price range of TNL Mediagene’s Securities

Historical market price information regarding TNL Mediagene is not provided because there is no public market for its securities. TNL Mediagene is applying to list its TNL Mediagene Ordinary Shares and TNL Mediagene Warrants on Nasdaq upon the Effective Time under the ticker symbols “TNMG” and “[TNMGW],” respectively.

Holders

As of the date of this proxy statement/prospectus, TNL Mediagene had [          ] holder(s) of record.

Dividends

TNL Mediagene has not paid any dividends to its shareholders. Following the completion of the Merger, TNL Mediagene’s board of directors will consider whether or not to institute a dividend policy. It is presently intended that TNL Mediagene will retain its earnings for use in business operations and, accordingly, it is not anticipated that TNL Mediagene’s board of directors will declare dividends in the foreseeable future.

RISK FACTORS

If the Merger is completed, the combined company will operate in a market environment that is difficult to predict and that involves significant risks, many of which will be beyond its control. You should carefully consider the risks described below together with the financial and other information contained in this proxy statement/prospectus, including the sections titled “Cautionary Statement Regarding Forward-Looking Statements”, “TNL Mediagene’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Mediagene’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Blue Ocean’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” before voting your shares. Additional risks and uncertainties that are not presently known to TNL Mediagene and Blue Ocean or that they do not currently believe are important to an investor, if they materialize, also may adversely affect the Merger. If any of the events, contingencies, circumstances or conditions described in the following risks actually occur, the combined company’s business, financial condition or results of operations could be seriously harmed. If that happens, the trading price of TNL Mediagene Ordinary Shares or, if the Merger is not consummated, Blue Ocean Class A Shares could decline, and you may lose part or all of the value of any TNL Mediagene Ordinary Shares or, if the Merger is not consummated, all or any part of the value of any Blue Ocean Class A Shares that you hold.

Risks Related to TNL Mediagene’s Operations and Industry

Unless the context otherwise requires, throughout this subsection, references to “we,” “us,” and “our” refer to TNL Mediagene as a combined company and together as a group with its subsidiaries.

Adverse economic conditions in Japan, Taiwan and globally, including the potential onset of recession, could have a negative effect on our business, results of operations, financial condition, and liquidity.

Our primary business operations as well as our primary audience and client base are located in Japan and Taiwan. As such, our business performance, financial condition and results of operations depend largely on the performance of these economies, the outlook for which remains uncertain and involves factors beyond our control. A number of macroeconomic factors may adversely affect the Japanese and Taiwanese economies, such as:

•        the possibility of a regional or global economic recession affecting Japan and Taiwan;

•        the effects of tightening fiscal and monetary policy in most developed economies, including Taiwan, which could negatively affect consumer spending, credit markets and business sentiment and lead to an economic downturn;

•        uncertainty regarding the extent and full effects of the monetary tightening policy that the Japanese government and the Bank of Japan recently announced;

•        unfavorable developments in the exchange rate of the Japanese yen and New Taiwan Dollar and against the currencies of Japan and Taiwan’s major trading partners, including volatility triggered by cross-strait political tensions between Taiwan and China, and the Japanese yen’s continued weakness against the U.S. Dollar and other major currencies;

•        rising rates of inflation in the global economy;

•        instability in the global financial system following the failure of major financial institutions, including bank failures in the United States and other developed economies;

•        the deterioration of political relations between Japan or Taiwan and some of its neighboring countries or any of its major trading partners, such as growing tensions with Russia and China, economic and political tensions between China and the United States including the escalation of issues related to Taiwan, the possibility of renewed conflict between North Korea and South Korea and its allies, and any act of violence, terrorism, war, armed conflict, or provocation;

•        demographic headwinds in Japan and Taiwan, including population aging, labor shortages and a consequential decline in economic activity; and

•        the effects of ongoing stagnation and decline in the global demand for semiconductors, on which Taiwan’s economy is heavily dependent.

These and other factors could lead to deterioration of the Japanese or Taiwanese economy, and in turn adversely affect demand for advertising on our digital media brands or demand for our advertising technology and data analytics related services, weakening our advertising sales and related advertising technology and data analytics revenue streams. Such negative factors could also decrease demand for our e-commerce and crowdfunding products and services as well as our integrated marketing products and services. For example, global inflation leads to a decline in the spending power of consumers, which results in a reduction in the business volume of advertising clients and a corresponding reduction in demand for our advertising and related advertising technology and data analytics services. As a result, global inflation has adversely affected our revenue and may continue to do so.

Furthermore, any adverse conditions in the Japanese or Taiwanese economies could adversely affect our access to financing, making it more difficult for us to secure potentially necessary financing in the future, to fund additional acquisitions, or to carry out our expansion plans, or to make debt service payments to cover interest and principal on our debts and other obligations. The continued disruption to global economic activities including in Japan and Taiwan due to heightened geopolitical instability caused by regional conflicts including the Russian invasion of Ukraine and conflicts in the Middle East, growing inflationary pressures and tightening of monetary policy by central banks worldwide in response, recent bank failures in the United States and developed economies and the lingering effects of the COVID-19 pandemic have resulted in unstable and sluggish credit and capital markets and are expected to have a significant negative influence on overall economic conditions in Japan and Taiwan. The duration and extent of the economic influence of these factors is necessarily uncertain and may lead to further difficulties in securing necessary funds through financing in the future. These same adverse conditions may also affect our liquidity, business, financial condition, and results of operations by increasing our overall cost structure, particularly if we are unable to increase the prices we charge our clients commensurately. For example, inflation in the Japan, Taiwan and broader global economy has resulted in, and may continue to result in, higher interest rates and capital costs, increased costs of labor and other similar effects. As a result of inflation, we have experienced and may continue to experience cost increases, which, if continued, could materially adversely affect our business, results of operations, financial condition, and liquidity.

Furthermore, uncertain prospects of the overall global economy may lead our advertising and other clients to be conservative in their decision-making and discourage them from spending their resources on advertising and related advertising technology and data analytics services we offer. Adverse economic conditions globally have from time to time caused or exacerbated significant slowdowns in our industry and in the markets in which we operate. Sustained uncertainty about, or worsening of, current global economic conditions, including stagnation in advanced countries, supply chain issues and rising rates of inflation in the global economy, the continued impact of the Russian invasion of Ukraine and conflicts in the Middle East, as well as further escalation of geopolitical and trade tensions between the U.S., Japan, Taiwan and China could result in a global economic slowdown and long-term changes to global trade. Any or all of these factors could adversely affect our advertising sales, related advertising technology and data analytics revenues, e-commerce and other revenues, and could materially adversely affect our business, results of operations, financial condition, and liquidity.

Any of these or other factors arising out of adverse conditions in the Japanese or Taiwanese economy or globally, individually or in the aggregate, could have a material adverse effect on our clients, and in turn, on our business, financial condition or results of operations and result in decreases in our revenues.

We derive a significant portion of our revenue from our relationships with the businesses to whom we provide digital media content and related advertising technology and data analytics services, including advertising and consumer data-related services, marketing services and other services.

A significant portion of our revenue is currently generated from deployment of advertising on our digital media brands. As is common in the industry, our advertisers do not have long-term advertising commitments with us. Many of our advertisers spend only a relatively small portion of their overall advertising budget with us. In addition, many of our advertisers purchase our advertising services through one of several large advertising agency holding companies. Advertisers will not continue to do business with us, or they will reduce the prices they are willing to pay to advertise with us, if we do not deliver ads in an effective manner, or if they do not believe that their investment in advertising with us will generate a competitive return relative to alternatives.

Further, we need to maintain good relationships with advertisers to provide us with a sufficient inventory of advertisements and offers. Online advertising is an intensely competitive industry. In order for our advertising business to continue to succeed, we need to continue to demonstrate the reach of our audience and the benefit to our advertising partners. Our advertising revenue could be adversely affected by a number of other factors, including:

•        decreases in users and engagement with our various digital media brands;

•        inability to demonstrate the value of our content to advertisers and advertising agencies or inability to measure the value of our content in a manner which advertisers and advertising agencies find useful;

•        inability to increase advertiser demand and/or inventory;

•        inability to help advertisers effectively target ads;

•        inability to improve our analytics and measurement solutions that demonstrate the value of our content;

•        the impact of new technologies that could block or obscure the display of or targeting of our content;

•        decreases in the cost per ad engagement;

•        loss of advertising market share to our competitors;

•        need to enter into revenue sharing arrangements or other partnerships with third parties;

•        adverse legal developments relating to advertising or measurement tools related to the effectiveness of advertising, including legislative and regulatory developments impacting branded content, labeling of advertising, privacy and consent requirements related to sharing of personal information and/or litigation related to any of the foregoing;

•        adverse media reports or other negative publicity involving us or the digital media industry as a whole;

•        changes in the way our ad products are priced;

•        bad debts related to trade credit extended to certain advertisers;

•        the possibility of contractual disputes between advertisers and us;

•        cancellation of certain pre-paid branded advertising orders; and

•        the impact of macroeconomic conditions and conditions in the advertising industry in general.

If our relationship with any advertising partners terminates for any reason, or if the commercial terms of our relationships are changed or do not continue to be renewed on favorable terms, we would need to qualify new advertising partners, which could negatively impact our revenues, at least in the short term.

Our user numbers and engagement with our digital media brands and content are critical to our success.

If we fail to increase our user numbers, or if user engagement or ad engagement declines, our revenue, business and operating results may be harmed. Our financial performance has been and will continue to be significantly determined by our success in increasing user numbers and the overall level of engagement with our content as well as increasing the number and quality of ad engagements. We anticipate that our user growth rate will eventually slow over time as the number of our users increases within an audience or geographical segment or content vertical. To the extent our growth rate slows, our success will become increasingly dependent on our ability to expand our content verticals and audience base as well as to increase levels of ad engagement and monetization on our media brands. If people do not perceive our content to be useful, reliable and entertaining, we may not be able to attract users or increase the frequency of engagement on our digital media brands and the ads that we display. There is no guarantee that we will not experience a similar erosion of our engagement levels as our user growth rate slows.

Further, maintaining and enhancing our digital media brands is an important aspect of our efforts to attract and expand our audience. Maintaining and enhancing our digital media brands will depend largely on our ability to continue to provide high-quality, entertaining, useful, reliable, relevant and innovative content, which we may not do successfully. We may introduce new content, products or terms of service or policies that our users or advertisers do not like, which may negatively affect our brand. We will also continue to experience media, legislative, and regulatory scrutiny of our content, which may adversely affect our reputation and brands. Maintaining and enhancing our digital media brands may require us to make substantial investments and these investments may not be successful. A number of additional factors could potentially negatively affect our user growth and engagement, including if:

•        users engage with other platforms or content as an alternative to ours;

•        we are unable to convince potential new users of the value, usefulness and relevance of our content;

•        there is a decrease in the perceived quality of our content;

•        our competitors incorporate features into their products or services that are substantially similar to ours or improve upon such features;

•        we fail to introduce new and improved content or services or if we introduce new or improved content or services that are not favorably received or that negatively affect numbers of users and engagement;

•        our users believe that their experience is diminished as a result of the decisions we make with respect to the frequency, relevance and prominence of ads that we display;

•        changes in the third-party platforms and search engines on which we rely to deliver a majority of our users;

•        technical or other problems prevent us from delivering our content or services in a rapid and reliable manner or otherwise affect the experience of our users;

•        we experience service outages, data protection and security issues;

•        our trademarks are exploited by others without permission;

•        our users are unable to locate content that is interesting, relevant, reliable, high quality, or trustworthy to them, or otherwise find our content offensive, inappropriate or otherwise objectionable;

•        there are adverse changes in our content or services that are mandated by, or that we elect to make to address, legislation, regulatory constraints or litigation, including settlements or consent decrees;

•        we fail to keep pace with evolving digital media market and industry trends; or

•        we do not maintain our brand image, or our reputation is damaged.

Additionally, we are exposed to media coverage in Japan, Taiwan and the East and Southeast Asia region. Negative publicity about our company, including about our content quality and reliability, changes to our content and services, privacy and security practices, labor relations, litigation, regulatory activity, and user experience with our content and services, even if inaccurate, could adversely affect our reputation and the confidence in and the use of our content and services. Such negative publicity could also have an adverse effect on the number, engagement and loyalty of our users and result in decreased revenue, which would adversely affect our business and operating results. If we are unable to increase our users or engagement, or if they decline, this could result in our content or services being less attractive to potential new users, as well as advertisers, which would have a material and adverse impact on our business, financial condition and operating results. Additionally, if we fail to successfully promote and maintain our brands or if we incur excessive expenses in this effort, our business and financial results may be adversely affected.

The market for digital advertising for brands is continuously and rapidly evolving. If this market develops more slowly or differently than we expect, or we fail to respond successfully to changes in the market, our business, growth prospects and financial condition could be adversely affected.

Our growth strategy is based on key assumptions regarding industry trends. For example, among others, our strategy is based on our expectations that:

•        digital advertising spend by advertising clients will continue to rise in the East and Southeast Asia region;

•        currently fragmented digital media and advertising ecosystems in the East and Southeast Asia region are ripe for consolidation;

•        advertising clients are moving away from brand advertising based on exposures and are seeking performance advertising that deliver actual purchases, primarily based on return on advertising spend;

•        digital advertising is shifting from display advertising to content marketing;

•        retail media will continue to rise to prominence in the digital media and advertising industry; and

•        developments in data analytics and advertising technology, including the recent advancements in AI technologies, will take on more importance in the digital media and advertising industry.

In addition, changes in user and consumer behavior pose a number of challenges that could adversely affect our revenues and competitive position. For example, among others:

•        we may be unable to develop new digital content and services that consumers find engaging and that achieve a high level of market acceptance;

•        we may introduce new content or services, or make changes to existing content and services, which are not favorably received by our users;

•        there may be changes in sentiment of our users about the quality, usefulness or relevance of our existing content or concerns related to privacy, security or other factors;

•        failure to successfully manage changes implemented by social media platforms, search engines, or news aggregators, including those affecting how our content is prioritized, displayed and monetized, could affect our business; and

•        our audience may increasingly use technology (such as incognito browsing) that decreases our ability to obtain a complete view of the behavior of users that engage with our content.

Our industry and business are subject to rapid and continuous changes in industry trends and technology, evolving client needs and the frequent introduction by our competitors of new and enhanced offerings. Our future success will depend on our ability to continuously enhance and improve our offerings to meet client needs, build our brand, scale our technology capabilities, add functionality to and improve the performance of our advertising and marketing solutions, while addressing technological and industry advancements. If we are unable to enhance our solutions to meet market demand in a timely manner, we may not be able to maintain our existing clients or attract new clients, and our solutions may become less competitive or obsolete. Our investments in data analytics and technologies are inherently risky and may not be successful. These investments may adversely impact our operating results in the near term and there can be no assurance as to our ability to use new and existing technologies to distinguish our content and services from those of our competitors and develop in a timely manner compelling new content and services that respond to changing industry trends and evolving client needs. Addressing recent industry trends, in particular the rise of retail media and performance advertising, presents new challenges for us, and we are investing substantial resources to evolve and adapt our businesses, pricing and organization to capture opportunities presented by such new trends in our industry. Addressing such challenges will also necessitate investing in new partnerships and advertising channels where we do not have a long or established track record of competing successfully. If we are not successful in developing and expanding our products and solutions that respond to industry trends and meet our client needs, our business, financial condition and prospects may be adversely affected.

If we are unable to compete effectively with our competitors for users and advertising spend, our business and operating results could be harmed.

Competition for users and engagement with our content, products and services is intense. We compete against many companies to attract and engage users, including companies that have greater financial resources and potentially larger user bases, and companies that offer a variety of competing Internet and mobile device-based content, products and services. Our competitors may acquire and engage users at the expense of the growth or engagement of our users, which would negatively affect our business. We believe that our ability to compete effectively for users depends upon many factors both within and beyond our control, including:

•        the popularity, usefulness and reliability of our content compared to that of our competitors;

•        the timing and market acceptance of our content;

•        the continued expansion and adoption of our content;

•        our ability, and the ability of our competitors, to develop new content and enhancements to existing content;

•        our ability, and the ability of our competitors, to attract, develop and retain influencers and creative talent;

•        the frequency, relative prominence and appeal of the advertising displayed by us or our competitors;

•        changes mandated by, or that we elect to make to address, legislation, regulatory constraints or litigation, including settlements and consent decrees, some of which may have a disproportionate impact on us;

•        our ability to attract, retain and motivate talented employees;

•        the costs of developing and procuring new content, relative to those of our competitors;

•        acquisitions or consolidation within our industry, which may result in more formidable competitors; and

•        our reputation and brand strength relative to our competitors.

We also face significant competition for advertiser spend. We compete against online and mobile businesses and traditional media outlets, such as television, radio and print, for advertising budgets. In determining whether to buy advertising, our advertisers will consider the demand for our content, demographics of our users, advertising rates, results observed by advertisers, and alternative advertising options. The increasing number of digital media options available, through social networking tools and news aggregation websites, has expanded consumer choice significantly, resulting in user/audience fragmentation and increased competition for advertising. In addition, some of our larger digital media competitors have substantially broader content, product or service offerings and leverage their relationships based on other products or services to gain additional share of advertising budgets. We will need to continue to innovate and improve the monetization capabilities of our media and branded content, technology and digital studio business in order to remain competitive. We believe that our ability to compete effectively for advertiser spend depends upon many factors both within and beyond our control, including:

•        the size and composition of our user/audience base relative to those of our competitors;

•        our ad targeting capabilities, and those of our competitors;

•        our ability, and the ability of our competitors, to adapt our model to the increasing power and significance of influencers to the advertising community;

•        the timing and market acceptance of our advertising content and advertising products, and those of our competitors;

•        our marketing and selling efforts, and those of our competitors;

•        the pricing for our advertising products and services relative to those of our competitors;

•        the return our advertisers receive from our advertising products and services, and those of our competitors; and

•        our reputation and the strength of our brand relative to our competitors.

If we are unable to compete effectively for users or advertiser spend for any reason, including those listed above, our business, financial condition, and operating results may be materially and adversely affected.

Changes to our existing content and services could fail to attract users and advertisers or fail to generate revenue.

We may introduce significant changes to our existing content. The success of our new content depends substantially on consumer tastes and preferences that change in often unpredictable ways. If this new content fails to engage users and advertisers, we may fail to generate sufficient revenue or operating profit to justify our investments, and our business and operating results could be adversely affected. In addition, we have launched and expect to continue to launch strategic initiatives, which do not directly generate revenue but which we believe will enhance our attractiveness to users and advertisers. In the future, we may invest in new content, products, services and initiatives to generate revenue, but there is no guarantee these approaches will be successful or that the costs associated with these efforts will not exceed the revenue generated. If our strategic initiatives do not enhance our ability to monetize our existing content or enable us to develop new approaches to monetization, we may not be able to maintain or grow our revenue or recover any associated development costs and our operating results could be adversely affected.

If we fail to effectively manage our growth, our business and operating results could be harmed.

The growth and expansion of our business creates significant challenges for our management, and for our operational and financial resources. We intend to continue to make substantial investments to expand our operations, engineering, content development, sales and marketing, and general and administrative organizations. We face significant competition for employees from other companies and we may not be able to hire new employees quickly enough to meet our needs. Providing our content, services and features to our users and advertisers is costly and we expect our expenses to continue to increase in the future as we broaden our geographic and audience reach and as we develop and implement new features and services that require more infrastructure. Historically, our costs increased in proportion to our revenue as we grew our business. However, as we continue to expand the business, we will need to invest in our operating expenses, such as our research and development expenses and sales and marketing expenses in order to keep pace with the growth of our business. We expect to continue to invest in our infrastructure in order to enable us to provide our digital media content and related advertising technology and data analytics services rapidly and reliably to our clients in Japan and Taiwan as well as in new markets in the East and Southeast Asia region, including in countries where we do not expect significant near-term monetization. Continued growth could also strain our ability to develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. In addition, some members of our management team have limited experience managing a large cross-border business operation and may not be able to manage growth effectively. Our expenses may grow faster than our revenue, and our expenses may be greater than we anticipate. As our organization continues to grow, and we may be required to implement more complex organizational management structures, we may find it increasingly difficult to maintain certain benefits of our corporate culture, including our ability to quickly develop and launch new and innovative content, services and features. This could negatively affect our business performance.

TNL and Mediagene merged in May 2023 to form TNL Mediagene. We may not be able to successfully integrate the two businesses and may continue to incur significant costs to integrate with and support Mediagene. We also may not realize the anticipated benefits of the merger because of difficulties related to the integration, the achievement of such synergies, and other challenges faced by TNL Mediagene.

TNL merged with the Japanese digital media and e-commerce company Mediagene in May 2023 to form TNL Mediagene. Since the merger, we have been integrating TNL and Mediagene’s operations into a combined TNL Mediagene group. Integration of TNL and Mediagene has and will continue to incur significant costs relating to organization restructuring, facility consolidation activities and other costs, which we believe are necessary to realize the anticipated cost synergies of the merger. Among other risks, we may incur significant or unanticipated expenses or debt with integration of the legacy business, operations and activities of Mediagene prior to the merger and TNL. No assurances of the timing or amount of synergies able to be captured, or the timing or amount of costs necessary to achieve those synergies, can be provided. The amount and timing of any such costs could materially adversely affect the TNL Mediagene business, financial condition and results of operations.

Prior to the merger, Mediagene and TNL operated independently and primarily created and published content and other various creative assets in Japanese and Chinese, respectively, and after the merger, much of daily operations continue to take place in Japanese for former Mediagene digital media brands and other assets and Chinese for former TNL digital media brands and other assets. There can be no assurances that the combined businesses will allow for the maintenance and/or achievement of any portion of the anticipated financial or other benefits. Integrating the operations of the two firms has involved and is expected to continue to involve translation of these assets and inter-office communications into Japanese or Chinese, as the case may be, which may incur significant and ongoing costs. Furthermore, the needs and expectations of advertising clients typically differ between Japan and Taiwan, and we may not be able to address these needs satisfactorily as a combined entity.

See “— Acquisitions and investments could disrupt our business and harm our financial condition and operating results” for discussion on additional risks. If we are unable to successfully integrate the TNL and Mediagene businesses, the anticipated benefits of the merger may not be realized fully, if at all, or may take longer than expected to realize. Our integration effort could result in a loss of key TNL or Mediagene employees, loss of customers, disruption of either or both of TNL’s or Mediagene’s ongoing businesses or unexpected issues, higher than expected costs and an overall post-completion process that takes longer than originally anticipated. Specifically, the following issues, among others, must be addressed in integrating the TNL and Mediagene businesses in order to realize the anticipated benefits of the merger:

•        Integrating the TNL and Mediagene businesses in the time frame currently anticipated;

•        Maintaining existing agreements with customers, distributors, providers, talent and vendors and avoiding delays in entering into new agreements with prospective customers, distributors, providers, talent and vendors;

•        Integrating the businesses’ administrative, accounting and information technology infrastructure;

•        Integrating employees and attracting and retaining key personnel, including talent;

•        Managing the expanded operations of a significantly larger and more complex company;

•        Resolving potential unknown liabilities, adverse consequences and unforeseen increased expenses associated with the merger

Even if the TNL and Mediagene businesses are integrated successfully, the full benefits of the merger may not be achieved within the anticipated time frame or at all. Further, following the merger, our future success depends, in part, upon our ability to manage this expanded business, which could pose substantial challenges for management, including challenges related to the management and monitoring of new complex operations and associated increased costs. All of these factors could materially adversely affect the price of the TNL Mediagene Ordinary Shares, our business, financial condition, results of operations or cash flows.

Acquisitions and investments could disrupt our business and harm our financial condition and operating results.

Our success will depend, in part, on our ability to expand and grow our business in response to changing technologies, user and advertiser demands, and competitive pressures. Our growth strategy depends in part on the acquisition of complementary digital media brands and technology businesses. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete identified acquisitions. Additionally, the integration of acquisitions requires significant time and resources, and we may not manage these processes successfully. We cannot assure you that these investments will be successful. If we fail to successfully integrate the companies we acquire, we may not realize the benefits expected from the transaction and our business may be harmed.

The risks we face in connection with acquisitions include:

•        diversion of management time and focus from operating our business to addressing acquisition integration challenges;

•        coordination of functions;

•        retention of key employees from the acquired company;

•        cultural challenges associated with integrating employees from the acquired company into our organization;

•        integration of the acquired company’s accounting, management information, human resources and other administrative systems and processes;

•        the need to implement or improve controls, procedures and policies at a business that may have lacked effective controls, procedures and policies prior to the acquisition;

•        liability for activities of the acquired company before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

•        unanticipated write-offs or charges; and

•        litigation or other claims in connection with the acquired company, including claims from terminated employees, former stockholders or other third parties.

Further, in connection with such acquisitions and strategic initiatives, we may incur significant or unanticipated expenses, fail to realize anticipated benefits and synergies, have difficulty incorporating an acquired or new line of business, disrupt relationships with current and new employees, clients and vendors, incur significant debt, or be compelled to delay or not proceed with announced transactions or initiatives. Additionally, local governmental regulatory agencies or international regulators may impose restrictions on the operation of our businesses as a result of our seeking regulatory approvals for any significant acquisitions and strategic initiatives or may dissuade us from pursuing certain transactions. The occurrence of any of these events could have an adverse effect on our business, results of operations or financial condition.

Future acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses, incremental operating expenses or the impairment of goodwill, any of which could harm our financial condition or operating results.

Our international operations are subject to increased challenges and risks.

We provide media content and services in various jurisdictions around the Asia-Pacific and Oceania regions, including Japan, Taiwan, Hong Kong, Thailand and Australia, as well as the United States. Our content is available in multiple languages, including Japanese, Chinese and English. Our business and the conduct of our operations internationally requires considerable management attention and resources and is subject to the particular challenges of supporting a growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems, alternative dispute systems and commercial markets. Operating internationally subjects us to new risks and may increase risks that we currently face, including risks associated with:

•        recruiting, integrating and retaining talented and capable employees in multiple jurisdictions and maintaining our company culture across all of our offices;

•        providing our content and operating across a significant distance, in different languages and among different cultures, including the potential need to modify our products, content and services to ensure that they are culturally relevant in different countries;

•        increased competition from local media companies and mobile apps which have expanded and may continue to expand their geographic footprint;

•        differing and potentially lower levels of user growth, user engagement and ad engagement in new and emerging geographic territories;

•        compliance with applicable local laws and regulations, including laws and regulations with respect to privacy, consumer protection and media freedom;

•        operating in jurisdictions that do not protect intellectual property rights to the same extent as the United States;

•        compliance with anti-bribery laws;

•        currency exchange rate fluctuations;

•        foreign exchange controls that might require significant lead time in setting up operations in certain geographic territories and might prevent us from repatriating cash;

•        potential double taxation of our international earnings and potentially adverse tax consequences due to changes in the tax laws of the jurisdictions in which we operate; and

•        higher costs of doing business internationally, including increased accounting, travel, infrastructure and legal compliance costs.

If we are unable to manage the complexity of our international operations successfully, our business, financial condition and operating results could be adversely affected.

Our financial results from period to period have fluctuated in the past and will fluctuate in the future.

We have a limited operating history as a combined TNL Mediagene group since the merger of TNL and Mediagene in May 2023, which makes it difficult to forecast our future results. As a result, we cannot rely upon our past financial results as indicators of future performance. We are subject to the same risks and uncertainties frequently encountered by companies in rapidly evolving markets. Our financial results in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

•        our ability to maintain and grow users and engagement;

•        changes made to the social media and other platforms that are important channels of distribution for our content, or changes in the patterns of use of those channels by users;

•        our ability to attract and retain advertising clients in a particular period;

•        seasonal fluctuations, as our revenue is typically highest in the fourth quarter of the year due to strong advertising spending and e-commerce spending during this quarter;

•        the number of ads shown to our users;

•        the pricing of our advertising, technology and agency products;

•        the diversification and growth of revenue sources beyond and among our media and branded content, technology and digital studio business units;

•        the development and introduction of new content, products or services by us or our competitors;

•        increases in marketing, sales, and other operating expenses that we may incur to grow and expand our operations and to remain competitive;

•        our ability to maintain gross margins and operating margins; and

•        system failures or breaches of security or privacy.

TNL Mediagene’s ability to continue as a going concern depends in part on improving its operating and financing conditions.

TNL Mediagene has incurred recurring losses from operations, negative working capital, and net operating cash outflow to date. TNL Mediagene’s unaudited interim condensed consolidated financial statements for the six months ended June 30, 2023 and June 30, 2024 and audited consolidated financial statements for the fiscal years ended December 31, 2022 and 2023 include disclosure regarding substantial doubt about its ability to realize its assets and discharge its liabilities in the normal course of business, and to continue as a going concern. TNL Mediagene’s financial statements were prepared assuming that it will continue as a going concern. The going concern basis of the presentation assumes that TNL Mediagene will continue in operation for the foreseeable future and that a material uncertainty exists that TNL Mediagene may be able to realize its assets and satisfy its liabilities in the normal course of business. Future reports on TNL Mediagene’s financial statements may include an explanatory paragraph with respect to its ability to continue as a going concern.

TNL Mediagene’s ability to continue as a going concern is dependent, in part, on its ability to improve its operating conditions and raise additional capital through equity offerings or debt financings. TNL Mediagene’s business plans consider, among others, the cost management, the issuance of promissory notes and renewal of its loan facilities with the financial institutions. In April 2024, a subsidiary of TNL Mediagene successfully secured the service contracts of over $7 million. During the first half of 2024, TNL Mediagene increased its loan facilities from financial institutions by approximately $3.6 million and also raised additional capital of approximately $1.5 million through issuance of convertible promissory notes. Although TNL Mediagene’s management intends to continue to pursue these plans, there can be no assurance that TNL Mediagene will be successful in securing additional revenue, managing its costs or obtaining sufficient funding on terms acceptable to it to fund continuing operations. If TNL

Mediagene cannot continue as a going concern, it may have to liquidate its assets and may receive less than the value at which those assets are carried on its financial statements, and it is likely that TNL Mediagene’s shareholders may lose some or all of their investment in TNL Mediagene.

The loss of key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

We currently depend upon the continued services and performance of our key personnel, most importantly Joey (Tzu-Wei) Chung, Motoko Imada, Mario (Shih-Fan) Yang and Hiroto Kobayashi. Although we expect to enter into employment and non-competition agreements with our key personnel after the Merger, their employment with us is at-will, and we expect their employment will remain at-will following the Merger. In addition, a significant portion of our media and branded content is custom-made for our business by our personnel. The loss of key personnel, including members of management as well as key engineering, video, editorial, and sales personnel, could disrupt our operations and have an adverse effect on our business. As we continue to grow, we cannot guarantee we will continue to attract the personnel we need to maintain our competitive position. For example, as a public company, we will need to attract and retain personnel to perform additional functions characteristic of a public company. As we mature, the incentives to attract, retain, and motivate employees provided by our equity awards or by future arrangements, may not be as effective as in the past. If we do not succeed in effectively attracting, hiring and integrating new talented personnel, or retaining and motivating existing personnel, our employee morale, productivity and retention could suffer, and our business and operating results could be adversely affected. In addition, from time to time, there may be changes in our senior management team that may be disruptive to our business. If our senior management team, including any new hires that we may make, fails to work together effectively and to execute our plans and strategies on a timely basis, our business could be harmed.

We are exposed to fluctuations in currency exchange rates.

We transact business globally in multiple currencies and have foreign currency risks related to our revenue, costs of revenue and operating expenses, all of which are currently denominated primarily in the Japanese yen and the New Taiwan Dollar. In addition, a portion of our costs and expenses have been, and we anticipate will continue to be, denominated in foreign currencies, including the Japanese yen and the New Taiwan Dollar. Moreover, while we undertake limited hedging activities intended to offset the impact of currency translation exposure, it is impossible to predict or eliminate such impact. As a result, our operating results may be harmed.

Risks Related to TNL Mediagene’s Technology, Security and Privacy

Unless the context otherwise requires, throughout this subsection, references to “we,” “us,” and “our” refer to TNL Mediagene as a combined company and together as a group with its subsidiaries.

Our ability to attract and retain advertising clients depends on our ability to collect and use data and develop tools to enable us to effectively deliver and accurately measure advertisements on our platform.

Most advertisers rely on tools that measure the effectiveness of their ad campaigns in order to allocate their advertising spend among various formats and platforms. If we are unable to measure the effectiveness of advertising using our integrated marketing and ad deployment services or we are unable to convince advertisers that our services should be part of a larger advertising budget, our ability to increase the demand and pricing of our advertising products and maintain or scale our revenue may be limited. Our tools may be less developed than those of other platforms with which we compete for advertising spend. Therefore, our ability to develop and offer tools that accurately measure the effectiveness of a campaign using our services is critical to our ability to attract new advertising clients and retain, and increase spend from, our existing advertising clients.

We are continually developing and improving these tools and such efforts have and are likely to continue to require significant time and resources and additional investment, and in some cases, we have relied on and may in the future rely on third parties to provide data and technology needed to provide certain measurement data to our advertising clients. If we cannot continue to develop and improve our advertising tools in a timely fashion, those tools are not reliable, or the measurement results are inconsistent with advertiser goals, our advertising revenue could be adversely affected. Many existing advertiser tools that measure the effectiveness of advertising do not account for the role of marketing early in a user’s decision-making process, which is the part of the decision-making process targeted by our content marketing and retail media services. Instead, these tools measure the last ad or content that was exposed to the user that receives credit for influencing a user’s purchase or action. As a result, we may not be able to demonstrate and measure for our advertising clients the value of engaging with a user during the early intent phase.

In addition, web and mobile browser developers, such as Apple, Microsoft or Google, have implemented and may continue to implement changes, including requiring additional user permissions, in their browser or device operating system that impair our ability to measure and improve the effectiveness of advertising using our services. Such changes include limiting the use of first-party and third-party cookies and related tracking technologies, such as mobile advertising identifiers, and other changes that limit our ability to collect information that allows us to attribute user actions on advertisers’ websites to the effectiveness of promotional campaigns run on our platform. For example, Apple launched its Intelligent Tracking Prevention (“ITP”) feature in its Safari browser. ITP blocks some or all third-party cookies by default on mobile and desktop and ITP has become increasingly restrictive over time. Apple’s related Privacy-Preserving Ad Click attribution (PPAC), intended to preserve some of the functionality lost with ITP, would limit cross-site and cross-device attribution, prevent measurement outside a narrowly defined attribution window, and prevent ad retargeting and optimization. Similarly, Google announced that it plans to stop supporting third-party cookies in its Google Chrome browser. Further, Apple implemented certain changes, including introducing an AppTracking Transparency framework that limits the ability of mobile applications to request an iOS device’s advertising identifier and affects our ability to track user actions off of our digital media brands and connect their interactions with advertising and content marketing on our digital media brands.

All these restrictions described above make it more difficult for us to provide the most relevant ads to our users, measure the effectiveness of, and to retarget and optimize, marketing on our digital media brands. This may result in advertisers spending less or not at all, on our advertising services and favoring larger platforms like Facebook and Google that have more capabilities to help advertisers measure their conversions. Developers may release additional technology that further inhibits our ability to collect data that allows us to measure the effectiveness of marketing on our digital media brands. Any other restriction, whether by law, regulation, policy (including third-party policies) or otherwise, on our ability to collect and share data which our advertising clients find useful, our ability to use or benefit from tracking and measurement technologies, including cookies and tracking pixels, or that further reduce our ability to measure the effectiveness of advertising on our digital media brands would impede our ability to attract, grow and retain advertising clients. Advertisers, retailers, and other parties who provide data that helps us deliver personalized, relevant advertising may restrict or stop sharing this data. If they stop sharing this data with us, it may not be possible for us to collect this data within our digital media brands or from another source. We rely heavily on our ability to collect and share data and metrics for our advertising clients to help new and existing advertising clients understand the performance of advertising campaigns. If advertisers do not perceive our metrics to be accurate representations of our user base and user engagement, or if we discover inaccuracies in our metrics, they may be less willing to allocate their budgets or resources to our services, which could have a material and adverse effect on our business, reputation and operating results.

If our security measures are breached, or users and advertisers, clients and other partners believe our security measures have been breached, our sites may be perceived as not being secure, users and advertisers may stop viewing our content or using our services, and our business and operating results could be harmed.

Our efforts to protect our internal data or the information that users and advertisers, clients and other partners have shared with us may be unsuccessful due to the actions of third parties, software bugs or other technical malfunctions, cyberattacks, employee error or malfeasance, hacking, ransomware, viruses or other factors. In addition, third parties may attempt to induce our employees, users, advertisers, clients or vendors to disclose information to gain access to our data, advertisers’ data or the data of the users of our digital media brands and e-commerce platforms. Further, because the login credentials or passwords employed by users to access our digital media brands and e-commerce platforms, where applicable, may be similar to or the same as the ones that they use in connection with other platforms or websites, a breach in the security of those platforms or websites can allow third parties to gain unauthorized access to users’ accounts on our digital media brands. If any of the events described above occur, our information or users’, advertisers’, clients’ or other partners’ information could be accessed or disclosed improperly. If a third party gains unauthorized access to our systems, they may, among other things, post malicious spam and other content on our digital media brands using a user’s, advertisers’, client’s, or partner’s account, that could negatively affect our products and our business.

Some third parties, including advertisers, clients and vendors, may store information that we share with them on their networks. If these third parties fail to implement adequate data-security practices or fail to comply with our terms and policies, users’ data may be improperly accessed, used or disclosed. Even if these third parties take all the necessary precautions, their networks may still suffer a breach, which could compromise the data we share with them.

Any incidents where users’, advertisers’, clients’, partners’ or our information is accessed without authorization or is improperly used, or incidents that violate our privacy policy, terms of service or other policies, or the perception that an incident has occurred, could damage our brand and reputation, adversely impact our competitive position and result in significant costs. We may need to notify government authorities or affected users regarding security incidents, and government authorities or affected users, creators, publishers or advertisers could initiate legal or regulatory action against us over those incidents, which could cause us to incur significant expense and liability or result in orders or consent decrees forcing us to modify our business practices. Maintaining the trust of users, advertisers, clients and partners is important to sustain user growth, retention and engagement, and we may incur significant costs in an effort to detect and prevent any security incidents. Concerns over our information security or data privacy practices, whether actual or unfounded, could subject us to negative publicity and damage our brand and reputation and deter users, advertisers, clients and partners from viewing our digital media brands’ sites or doing business with us. Any of these occurrences could have a material and adverse effect on our business, reputation, and operating results.

Failure to comply with laws and regulations with respect to privacy, data protection and consumer marketing practices, could adversely affect our business.

Our business involves collecting and processing certain types of our users’ personal data, including those provided by third-party platforms, including, but not limited to, full name, birth date, address, phone number, email address, age and GPS location as well as technical identifying data including, but not limited to, IP address, device, browser and operating system IDs, activity logs, usage and preference information, and user-generated content. As such, our business is subject to various laws and regulations of local jurisdictions in which we operate, including Japan and Taiwan, which govern the collection and processing (including the use, retention and sharing) and security of the data we receive from and about individuals. Failure to protect confidential data, provide individuals with adequate notice of our privacy policies or obtain required valid consent, for example, could subject us to liabilities imposed by these jurisdictions. Existing privacy-related laws and regulations are evolving and subject to potentially differing interpretations, and various legislative and regulatory bodies, may expand current or enact new laws regarding privacy and data protection.

According to the Japanese Act on the Protection of Personal Information, our Japanese subsidiaries are required to, among other restrictions and requirements, notify data subjects of the specified purpose of use for which their personal information is being processed and shall not use such data beyond the specified purpose of use or disclose it to any third party without the data subject’s consent, subject to various exceptions or additional restrictions in accordance with circumstances. In addition, our Japanese subsidiaries are required to give data subjects the opportunity to correct their personal information if the legal elements for such correction requests are satisfied, among various other legal rights granted to data subjects. In the event of a violation of the restrictions or requirements of the Japanese Act on the Protection of Personal Information, our Japanese subsidiaries may be subject to an order or administrative guidance issued by the Japanese regulatory authority, the Personal Information Protection Commission, and in the event of violation of such an order or administrative guidance, may be subject to a fine of up to JPY 100,000,000. Separately, in the event of a violation of the restrictions or requirements of the Japanese Act on the Protection of Personal Information, our Japanese subsidiaries may become liable for damages caused to customers or suffer a loss of reputation, which could have a material adverse effect on our business, results of operations or financial condition.

According to the Taiwan Personal Data Protection Act, our Taiwan subsidiaries are required to conduct due notification procedures for the collection of customers’ personal data. Data subjects’ consents are required for the collection, processing, and use of their personal information, subject to various exceptions or additional restrictions in accordance with circumstances. Our Taiwan subsidiaries shall not use such personal data beyond the specific purposes notified to the data subjects, unless otherwise agreed by the data subjects or permitted under the laws and regulations. In addition, our Taiwan subsidiaries are required to give data subjects the right to access their personal data, request a copy of their personal data, supplement or correct their personal data, demand the cessation of the collection, processing or use of their personal data, and/or request a deletion of their personal data. Additionally, our Taiwan subsidiaries shall implement proper security measures to prevent the personal data from being stolen, altered, damaged, destroyed or disclosed. In the event of violation of restrictions or requirements under the Taiwan Personal Data Protection Act, our Taiwan subsidiaries may be subject to criminal liabilities and an administrative fine up to NTD 15,000,000 per violation depending on the violating scenario and be liable for the damages caused to our users. Our Taiwan subsidiaries may also be liable for the damages and losses arising from any injury caused by any unlawful collection, processing or use of personal data, or other infringement on the rights of data subjects resulting from the violation of the Taiwan Personal Data Protection Act, which could have a material adverse effect on our business, results of operations or financial condition.

Existing and newly adopted laws and regulations with respect to privacy and the collection and use of personal data and information, as well as consumer marketing practices (or new interpretations of such existing laws and regulations) have imposed and may continue to impose obligations that may affect our business, require us to incur increased compliance costs and cause us to further adjust our advertising or marketing practices. Any failure, or perceived failure, by us or the third parties upon which we rely to comply with the laws and regulations relating to privacy, data protection, or consumer marketing practices that govern our business operations, as well as any failure, or perceived failure, by us or the third parties upon which we rely to comply with our own posted policies relating to such matters, could result in claims against us by governmental entities or others, negative publicity and a loss of confidence in us by our users and advertisers. Each of these potential consequences could adversely affect our business, results of operations or financial condition.

Our business may be adversely affected by the development, use, and potential misuse of generative AI in the digital media ecosystem.

The emergence of generative AI tools presents new challenges for our business. Just as the Internet and smartphone technologies transformed the media and advertising industries, generative AI tools have the potential to significantly change the digital media ecosystem in ways that are difficult to predict. Our success as an end-to-end digital media solutions provider depends on our ability to maintain the high quality of our digital media content that we create or acquire and monetize our original and acquired content. We presently maintain this high-quality standard by employing human writers and editors rather than generative AI tools. Though we believe that generative AI tools are not presently capable of producing output that meets our users’ standards or our clients’ demands, generative AI tools may in the future increase in capability and their output may reach similar quality as human produced content, competing directly with our human-produced content at scale with a potentially lower cost. Even in the event that the content generated by generative AI tools does not reach a level of quality that is comparable with human work, the preferences of our clients and users may shift to place greater value on the price and convenience of content than they do on its source, quality, or reliability. If our clients and users begin to consume content created by generative AI tools rather than our human produced content, our user numbers and traffic may decrease in size and our perceived value as a provider of digital media solutions may decrease, with a corresponding negative effect on our business and our ability to effectively compete in the digital media solutions market.

The potential misuse of generative AI tools may also lead to undermining the value of our content, both in the context of unauthorized use of our content in training of new AI models as well as copycat output produced by generative AI tools. AI tools trained without authorization on our content could, for example, be used by third parties to produce copycat AI content that resembles, and competes for attention with, the content of our digital media brands. Such copycat output might also contain inaccurate or even libelous statements that are falsely attributed to us, causing damage to our reputation. Because AI is an emerging technology, there is not a mature body of law regarding the appropriateness of AI models’ uses of third-party data and content, which may impair the value of our original and acquired content. The realization of any of these risks could have a material and adverse effect on our business, financial condition and results of operations.

The use of AI tools in our business may cause us brand or reputational harm, competitive harm, or legal liability.

We currently provide AI-powered data analytics services and advertising technology solutions to our advertising clients and employ AI translation to create multilingual versions of some of our user-facing media content. As with many innovations, AI presents risks that could affect our ability to successfully incorporate AI in our business. For example, our AI algorithms used in data analytics and advertising technology products and services may be flawed and not achieve sufficient levels of accuracy or contain biased information, which may cause reputational harm. Thus, as AI evolves, we may need to focus resources on the development (including, the creation of proprietary data sets and machine learning models), testing and maintenance of our products and services to help ensure the accuracy of any AI outputs with respect thereto. Such efforts with respect to the development and maintenance of AI may also increase the cost profile of our offerings due to the nature of the computing costs involved in such systems. In addition, our competitors or other third parties may incorporate AI solutions into their products and services more quickly or more successfully than us, and their AI solutions may achieve higher market acceptance than ours, which may result in us losing market share and failing to recoup our investments in AI-powered applications. Our ability to employ AI, or the ability of our competitors to do so better, may impair our ability to compete effectively, result in reputational harm and have a material adverse impact on our operating results.

The use and development of AI tools is also an area of developing laws, rules, and regulations, which may pose compliance, liability, ethical or other risks to our business, and may require us to develop additional AI-specific governance programs. We may not be able to generate intellectual property revenue in connection with the use of our content by third parties to develop AI technologies. In addition, several jurisdictions around the globe have proposed or enacted laws restricting the use of AI on privacy and other grounds. For example, European regulators have proposed a stringent AI regulation, and we expect other jurisdictions will adopt similar laws. In particular, privacy laws in certain countries extend rights to consumers (such as the right to delete certain personal data) and regulate automated decision making, which might be incompatible with our use of AI tools. Such obligations, if in the future they are applied in the territories where we operate, may make it harder for us to conduct our business using AI, lead to regulatory fines or penalties, require us to change our business practices, retrain our AI tools, or prevent or limit our use of AI. The realization of any of these risks could have a material and adverse effect on our business, financial condition and results of operations.

Risks Related to TNL Mediagene’s Reliance on Third Parties

Unless the context otherwise requires, throughout this subsection, references to “we,” “us,” and “our” refer to TNL Mediagene as a combined company and together as a group with its subsidiaries.

We derive a significant portion of our users from third-party platforms and online search engines. Changes to the standard terms, conditions and policies of these providers that link to, have distributed or may distribute our content, such as Google Search and Google Discover, could adversely affect our business.

We depend on third-party platform providers to provide access to our content. A significant portion of our users engage with our content through third-party platform providers rather than directly on our websites, most prominently, Google Search and Google Discover, which collectively accounted for an average of 56.7% of our total traffic in the six months ended June 30, 2024, as well as Facebook, Instagram, YouTube and X. These platforms serve as significant channels of online distribution and are critical to accessing our content. If these platform providers deny access to our content, modify their current discovery mechanisms or algorithms, develop their own competitive offerings, or impose fees for access to and use of their platforms, our business could be negatively affected. We are also subject to the standard terms, conditions and practices of these platform providers, which govern the promotion, distribution, operation and use of our content. Platform providers have broad discretion to change their standard terms and conditions and have the right to prohibit us from distributing content on their platforms if we are perceived to violate those standard terms and conditions. In addition, platform providers can change their policies or interpretations of their standard terms and conditions. Our business could suffer materially if platform providers change their standard terms and conditions, interpretations or other policies and practices in a way that is detrimental to us or if platform providers determine that we are in violation of their standard terms and conditions and prohibit us from distributing our content on their platforms. Moreover, if we are unable to maintain a good relationship with these platform providers, our business and operating results could be adversely affected. Our business could also be harmed if these platforms change their terms and conditions relating to how their users share information on or through their platforms or across other platforms, which could impact our number of users and engagement.

We also depend on internet search engines, such as Google and Yahoo! JAPAN, to direct a significant amount of traffic to our platform. Our ability to maintain and increase the number of users directed to our platform from search engines is not within our control. Search engines, such as Google and Yahoo! Japan, have and may continue to modify their search algorithms (including what content they index and the format in which content is indexed) and policies or enforce those policies in ways that are detrimental to us, that we are not able to predict or without prior notice. When that occurs, we have in the past and expect to experience in the future, declines or de-indexing in the organic search ranking of certain search results or negatively impacted by the format in which our search results appear, leading to a decrease in traffic to our digital media brands and existing user retention and engagement. We have experienced declines in traffic and user growth as a result of these changes in the past, and anticipate fluctuations as a result of such actions in the future. For example, our health-oriented digital media brand, MYLOHAS, which operated its website from 2006 and was rebranded as ROOMIE KITCHEN in June 2022, experienced a dramatic decrease in website traffic due to a Google search algorithm update in October 2019. Prior to this change, MYLOHAS was recording approximately 22 million monthly pageviews. However, following the algorithm adjustment, website traffic declined to approximately 3 million monthly pageviews. Our ability to appeal these actions is limited, and we may not be able to revise our search engine optimization (“SEO”) strategies to recover the loss in traffic or users resulting from such actions. In addition, changes in policies or their enforcement may not apply in the same manner to our competitors, or our competitors’ SEO strategies to retain and attract users may be more successful than ours. Further, some of these search engines are owned by companies that compete with various aspects of our business. The realization of any of these risks could have a material and adverse effect on our business, financial condition and results of operations.

Our business relies on certain trademarks, copyrights and other intellectual property rights that are licensed from third-party licensors. We do not control these rights and any loss of our rights to them could materially adversely affect our business.

Our digital media brands, especially those in Japan, rely on licenses to be able to use certain media trademarks, copyrights and other intellectual property rights to a number of our websites, including Gizmodo Japan, Business Insider Japan, Lifehacker Japan and Digiday Japan (such licenses, “Third-party Licenses”). We do not own the intellectual property that underlies the Third-party Licenses. Our rights to use the intellectual property underlying the Third-party Licenses are subject to the continuation of and compliance with the terms of the Third-party Licenses, and we do not always control the prosecution, maintenance or filing of the intellectual property underlying the Third-party Licenses. Enforcement of our rights under the Third-party Licenses is often subject to the control or cooperation of our licensors and/or interpretation of the license agreements underlying the Third-party Licenses. We cannot be certain that we will have control of the enforcement of these intellectual property rights against third parties. Legal action could be initiated against the owners of the intellectual property of the Third-party Licenses. Even if we are not a party to these legal actions, an adverse outcome could harm our business because it might prevent our licensors from continuing to license the Third-party Licenses that we may need to operate our business.

In addition, the Third-party Licenses contain provisions that allow the licensors to terminate the Third-party Licenses upon specific conditions, including breach or insolvency. Our rights under the Third-party Licenses are subject to our continued compliance with the terms of the Third-party Licenses, including the payment of license fees. There have been cases in the past in which the media businesses of our licensors, including those trademarks, copyrights and other intellectual property rights under the Third-party Licenses, have been transferred to other companies, and there is a possibility that our licensors are acquired by other companies in the future. If these new licensors decide not to renew the Third-party Licenses, demand an unsustainable license fee as a condition of renewal, or are purchased by another entity with the intention of operating the digital media brands and associated trademarks, copyrights and intellectual property rights under the Third-party Licenses on its own, we will no longer be able to use the Third-party Licenses, and will accordingly lose the ability to operate some or all of the digital media brands and associated trademarks, copyrights and intellectual property rights. If this occurs, our business, revenue, operating results, or financial condition could be materially and adversely affected.

Use of third-party content creators, social media influencers and user-generated content may materially and adversely affect our reputation.

We engage third-party journalists, writers and content creators (the “Third-Party Creatives”) to assist in producing content for some of our digital media and branded content and advertising projects, including articles, advertorials, photos and videos. Content created by Third-Party Creatives typically represents between 50 and 80 percent of the content on our digital media brands. Our editorial team conducts reviews and collects feedback from our advertising clients and partners to assess the quality of work performed by these third-party content creators. In addition, certain of our digital media brands, including iCook, rely extensively on content generated by users. On these user-content websites, the proportion of content created by third-party content creators is as high as

95 percent. Because we do not generally have exclusive or long-term contractual relationships with the Third-Party Creatives or our users, however, in most cases we cannot guarantee that any particular Third Party Creative or user will continue to produce content for us in the future, nor can we typically prevent Third Party Creatives or users from republishing their content elsewhere, competing with our digital media brands, or from creating and distributing negative commentary regarding us or our products and services in a way that reflects poorly on our brand and may be attributed to us or otherwise adversely affect us. Occurrence of any such events could materially and adversely affect our reputation, business, financial conditions, and results of operations.

In addition, we maintain relationships with and monetize content created by many third-party social media influencers. Negative commentary regarding us, our products and services or influencers, and other third parties who are affiliated with us may also be posted on social media platforms and may be adverse to our values, reputation or business. Influencers with whom we maintain relationships could engage in behavior or use their platforms to communicate directly with our users in a manner that reflects poorly on our brand and may be attributed to us or otherwise adversely affect us. It is not possible to prevent such behavior, and the precautions we take to detect and distance ourselves from this activity may not be effective in all cases. Our target audience often values readily available information and could act on such information without further investigation and without regard to its accuracy. Whether the information is accurate or not, the harm may be immediate, without affording us an opportunity for redress or correction. Further, such behavior by an influencer may result in our being unable or unwilling to continue current advertising project or other activities, and use and monetize our library of paid or sponsored, branded, editorial or original content featuring such influencer, which could have a negative impact on our revenues.

Our business and operating results may be harmed by a disruption in our products and services.

Service delays, outages or disruptions, or the loss or compromise of data, could result from a variety of causes, including infrastructure changes, human or software errors, hardware failure, capacity constraints due to an overwhelming number of people accessing our products and services simultaneously, computer viruses, denial of service, fraud or security attacks. In addition, our operations are susceptible to outages and interruptions due to fire, flood, earthquake, tsunami, other natural disasters, power loss, equipment or telecommunications failures, cyber-attacks, terrorist attacks, political or social unrest, and other events over which we have little or no control. We do not have multiple site capacity for all of our services and some of our systems are not fully redundant in the event of delays or disruptions to service, so some data or systems may not be fully recoverable after such events, although we have implemented a limited disaster recovery program which does not allow us to serve network traffic from back-up data center services. An unexpected disruption of services provided by the data centers that serve our products and services could hamper our ability to handle existing or increased traffic, result in the loss of data or cause our digital media brands and services to become unavailable, which could have a material adverse effect on our reputation, business, financial condition and results of operations.

We depend on Amazon Web Services (“AWS”) for the vast majority of our compute, storage, data transfer and other services. Any disruption of, degradation in or interference with our use of AWS could negatively affect our operations and harm our business, revenue and financial results.

AWS provides the cloud computing infrastructure we use to host the websites of our digital media brands and many of the internal tools we use to operate our business. We have a long-term commitment with AWS. Under the agreement with AWS, in return for negotiated concessions, we currently are required to maintain a substantial majority of our monthly usage of certain compute, storage, data transfer and other services on AWS. This agreement is terminable only under certain conditions, including by either party following the other party’s material breach, which may be the result of circumstances that are beyond our control. A material breach of this agreement by us, or early termination of the agreement, could carry substantial penalties, including liquidated damages. If AWS increases pricing terms, terminates or seeks to terminate our contractual relationship, establishes more favorable relationships with our competitors, or changes or interprets its terms of service or policies in a manner that is unfavorable, those actions could have a material adverse effect on our business, financial condition and results of operations.

Any significant disruption of, limitation of our access to or other interference with our use of AWS would negatively impact our operations and our business could be harmed. In addition, any transition of the cloud services currently provided by AWS to another cloud services provider would be difficult to implement and would cause us to incur significant time and expense and could disrupt or degrade our ability to deliver our products and services. The level of service provided by AWS could affect the availability or speed of our services. If users, advertisers, clients or other partners are not able to access our service or platform or encounter difficulties in doing so, we may lose users, advertisers, clients or other partners and could suffer a material adverse effect on our reputation, business, financial condition and results of operations.

Our advertising technology and data analytics services relies on open source and third-party AI software, which may pose particular risks to our proprietary advertising technology and data analytics products and services in a manner that could have a negative effect on our business.

We extensively use open source and third-party software, including programming languages such as PHP, JavaScript, Python, Go and Ruby; frameworks like Laravel, Vue, React, Ruby on Rails, Next.js, Bootstrap and Tailwind CSS; operating systems including Rocky Linux, Ubuntu and Debian, databases such as MariaDB, PostgreSQL, Redis, MongoDB and Elasticsearch, and platforms like WordPress and Grafana in our various advertising technology and data analytics products and services. In particular, we license the “jooi” AI product by 91App, which we use within our Ad2 ad network to enhance advertisement delivery and provide audience insights, and may use other third-party or open-source AI software in the future. The software licenses attached to these software products may subject us to certain unfavorable conditions. For example, open-source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. In addition, open source licenses may include requirements that we offer our products that incorporate the open source software for no cost, that we make publicly available the source code for any modifications or derivative works we create based upon, incorporating or using the open source software, or that we license such modifications or derivative works under the terms of the particular open source license. If an author or other third-party that distributes software that we use or license were to allege that we had not complied with the conditions of the applicable license, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from offering our products that contained the software, required to release proprietary source code, required to obtain licenses from third parties or otherwise required to comply with the unfavorable conditions unless and until we can re-engineer the product so that it complies with the license or does not incorporate the licensed software. Any of the foregoing could disrupt our ability to offer our products and have a material adverse effect on our reputation, business, financial condition and results of operations.

Our user growth, engagement, and monetization depend upon effective operation within and compatibility with operating systems, networks, devices, web browsers and standards, including mobile operating systems, streaming tools, networks and standards that we do not control.

We make our content available across a variety of operating systems and through websites. We are dependent on the compatibility of our content with popular devices, streaming tools, desktop and mobile operating systems and web browsers that we do not control, such as iOS, Android, Mac OS, Windows, Chrome, Edge and Firefox. Any changes in such systems, devices or web browsers that degrade the functionality of our content, limit our ability to measure the effect of our advertisements and branded content, or give preferential treatment to competitive content could adversely affect usage of our content. In recent years, web browser makers have rolled out and could in future again roll out updates that limit the effectiveness of cross-site tracking techniques we rely on to collect advertising data about readers of our content. For example, Apple, Google, and other major companies have introduced technology to their products that limit the use of third-party cookies, which many advertisers relied on to track the behavior of their users. Future updates could affect the technologies we use for user data collection as well, requiring us to invest resources to work around such restrictions to continue to collect user data, or prevent us entirely from collecting some or all of the data we currently collect.

A significant majority of our users access our content and services through mobile devices and, as a result, our ability to grow advertising revenue is increasingly dependent on our ability to generate revenue from content viewed and engaged with on mobile devices. A key element of our strategy is focusing on mobile devices, and we expect to continue to devote significant resources to the creation and support of developing new and innovative mobile products and services. We are dependent on the interoperability of our content with popular mobile operating systems, streaming tools, networks and standards that we do not control, such as the iOS and Android operating systems. We may not be successful in maintaining or developing relationships with key participants in the mobile industry or in developing content that operate effectively with these technologies, systems, tools, networks, or standards. Any changes in such systems, or changes in our relationships with mobile operating system partners, handset manufacturers, or mobile carriers, or in their terms of service or policies that reduce or eliminate our ability to distribute our content, impair access to our content by blocking access through mobile devices, make it hard to readily discover, install, update or access our content on mobile devices, give preferential treatment to competitive, or their own, content, limit our ability to measure the effectiveness of advertisements and branded content, or charge fees related to the distribution of our content could adversely affect the consumption and monetization of our content on mobile devices. Additionally, if the number of platforms for which we develop our product expands, it will result in an increase in our operating expenses. In the event that it is more difficult to access our content or use our services, particularly on mobile devices, or if our users choose not to access our content on their mobile devices or choose to use mobile products that do not offer access to our content, or if the preferences of our users require us to increase the number of platforms on which our product is made available to our users, our user growth, engagement, ad targeting and monetization could be harmed and our business and operating results could be adversely affected.

Technologies have been developed that can block the display of our ads.

Technologies have been developed, and will likely continue to be developed, that can block the display of our ads. We generate a substantial portion of our revenue from advertising, and ad blocking technologies may prevent the display of certain of our ads, which could have a material adverse effect on our business, financial condition and operating results. Existing ad blocking technologies that have not been effective on our digital media brands may become effective as we make certain product changes, and new ad blocking technologies may be developed. More users may choose to use products that block or obscure the display of our ads if we are unable to successfully balance the amount of non-promotional content and paid advertisements, or if users’ attitudes toward advertisements become more negative. Further, regardless of their effectiveness, ad blockers may generate concern regarding the health of the digital advertising industry, which could reduce the value of digital advertising and have a material adverse effect on our business, financial condition and operating results.

Our business depends on continued and unimpeded access to our content and services on the Internet. If we or those who engage with our brands or content experience disruptions in Internet service or if Internet service providers are able to block, degrade or charge for access to our content and services, we could incur additional expenses and the loss of users and advertisers.

We depend on the ability of our users and advertisers to access the Internet. Currently, this access is provided by companies that have significant market power in the broadband and Internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies, government-owned service providers, device manufacturers and operating system providers, any of whom could take actions that degrade, disrupt or increase the cost of access by our users to our content, products or services, which would, in turn, negatively impact our business. The adoption of any laws or regulations that adversely affect the growth, popularity or use of the Internet, including laws or practices limiting Internet neutrality, could decrease the demand for, or the usage of, our content, products and services, increase our cost of doing business and adversely affect our operating results. We also rely on other companies to maintain reliable network systems that provide adequate speed, data capacity and security to us and our users. As the Internet continues to experience growth in the level of traffic, frequency of engagement, and amount of data transmitted, the Internet infrastructure that we and our users rely on may be unable to support the demands placed upon it. Failures of the Internet infrastructure that we or our users rely on, even for a short period of time, could undermine our operations and harm our operating results.

Risks Related to TNL Mediagene’s Legal and Regulatory Environments

Unless the context otherwise requires, throughout this subsection, references to “we,” “us,” and “our” refer to TNL Mediagene as a combined company and together as a group with its subsidiaries.

Our business is subject to complex and evolving laws and regulations of the jurisdictions in which we operate, primarily Japan and Taiwan. These laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, temporary or permanent restraining orders and injunctions, increased cost of operations or declines in user growth and engagement with our brands and content, or otherwise harm our business.

We are subject to a variety of laws and regulations in the jurisdictions in which we operate, primarily Japan and Taiwan, that involve matters central to our business, including privacy, rights of publicity, data protection, content regulation, intellectual property (copyright, trade secret, trademark and patent), libel and defamation, labor and employment, competition, protection of minors, consumer protection and taxation. Many of these laws and regulations are subject to constant legislative or administrative review and modification. Additionally, many of these laws and regulations are still being tested in courts and could be interpreted or applied in ways that could harm our business, particularly in the rapidly evolving industry in which we operate. The introduction of new products or services may subject us to additional laws and regulations. In addition, foreign data protection, privacy, libel and defamation, consumer protection, content regulation and other laws and regulations are often more restrictive than those in the United States. A number of proposals are pending before such foreign legislative and regulatory bodies that could significantly affect our business.

Our Japanese subsidiaries are, as companies involved in the advertising business, subject to the Japanese Act Against Unjustifiable Premiums and Misleading Representations, which prohibits certain misleading advertisements and customer giveaway campaigns; the Act on Securing Quality, Efficacy, and Safety of Products Including Pharmaceuticals and Medical Devices, which regulates marketing and advertisements of pharmaceuticals and medical devices; due to their use of outsourced content, the Act Against Delay in Payment of Subcontract Proceeds, Etc. to Subcontractors; and as platform and crowdfunding businesses, subject to applicable provisions of the Act on Specified Commercial Transactions, which, among other things, regulates and prohibits certain commercial and consumer transactions and sales practices. Our Japanese subsidiaries additionally have elected to abide by the self-regulatory Code of Ethics for Internet Advertising and Posting Standards Guidelines promulgated by the Japan Interactive Advertising Association. If our Japanese subsidiaries are perceived to or are found to violate these regulations and guidelines, our reputation may be harmed, we may be subject to legal or regulatory actions, and our business, operating and financial results could be adversely affected.

Our Taiwan subsidiaries are, as companies involved in the online media business, subject to the Civil Code of Taiwan and court precedents, which require media operators to establish a reasonable investigation mechanism for the news, articles, and information they publish; the Copyright Act of Taiwan, which requires them to respect the copyrights of authors; as companies involved in the marketing and advertising businesses, subject to the Fair Trade Act of Taiwan and the Consumer Protection Act of Taiwan, which prohibit false, untrue, and misleading advertisements; as companies involved in the e-commerce business, subject to the Consumer Protection Act of Taiwan and the regulations promulgated thereunder, which require them to comply with certain mandatory and prohibited clauses in their terms and conditions and provide a performance guarantee for the amount received from consumers; the Third-Party Payment Enterprise Anti-Money Laundering Regulations of Taiwan, which require third-party payment service providers to implement anti-money laundering procedures and conduct know-your-client procedures on certain clients; relevant administrative guidance published by relevant authorities from time to time, which require e-commerce operators to assist vendors selling products on their platforms to comply with such guidance. Additionally, our Taiwan subsidiaries must handle consumers’ personal data in accordance with the Personal Data Protection Act of Taiwan, which regulates the collection, processing, and use of personal data. If our Taiwanese subsidiaries are perceived to or are found to violate these laws, regulations and/or guidelines, our reputation may be harmed, we may be subject to legal or regulatory actions, and our business, operating, and financial results could be adversely affected.

Further, new laws and regulations, changes in existing laws and regulations or the interpretation of them, our introduction of new content, features and services, or an extension of our business into new areas, could increase our future compliance costs, make our content, features and services less attractive to our users or advertisers, or cause us to change or limit our business practices. We may incur substantial expenses to comply with laws and regulations or defend against a claim that we have not complied with them. Further, any failure on our part to comply with any relevant laws or regulations may subject us to significant civil or criminal liabilities, penalties and negative publicity.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our content, services and brand.

Our trade secrets, trademarks, copyrights, patents and other intellectual property rights are important assets for us. We rely on, and expect to continue to rely on, trademark, trade dress, domain name, copyright, trade secret and patent laws, as well as a combination of work for hire, assignment, license and confidentiality agreements with our employees, consultants and third parties with whom we have relationships to protect our brand and other intellectual property rights. However, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our trade secrets or proprietary information and, even if entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of our proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information, thus resulting in the impairment or destruction of the value of our intellectual property. Moreover, various other events outside of our control pose a threat to our intellectual property rights. For example, we may fail to obtain effective intellectual property protection, or effective intellectual property protection may not be available in every country in which our content and brands are utilized in commerce. Also, the efforts we have taken to protect our intellectual property rights may not be sufficient or effective, and any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. There can be no assurance our intellectual property rights, or efforts to protect the same, will be sufficient to protect against others offering products or content that are substantially similar to ours and compete with our business.

We have registered, and are pursuing registration of, trademarks and domain names in Japan and Taiwan and in certain jurisdictions in which we operate. Effective protection of trademarks and domain names is expensive and difficult to maintain, both in terms of application and registration costs as well as the costs of defending and enforcing those rights. We may be required to protect our rights in an increasing number of countries, a process that is expensive and may not be successful. Furthermore, regulations governing domain names may not protect our trademarks and other proprietary rights that may be displayed on or in conjunction with our websites and other marketing media. We may also be unable to prevent third parties from acquiring or retaining domain names that are similar to, infringe upon, or diminish the value of our respective trademarks and other proprietary rights.

We may be unable to obtain patent or trademark protection for our technologies and brands, and our existing trademarks, and any patents or trademarks that may be issued in the future, may not provide us with competitive advantages or distinguish our products and content from those of our competitors. In addition, any patents and trademarks may be contested, circumvented, or found unenforceable or invalid, and we may not be able to prevent third parties from infringing, diluting or otherwise violating them.

Significant impairments of our intellectual property rights, and limitations on our ability to assert our intellectual property rights against others, could harm our business and our ability to compete.

We may become party to intellectual property rights claims that are expensive and time consuming to defend, and, if resolved adversely, could have a significant impact on our business, financial condition or operating results.

From time to time we receive claims from third parties that allege that we have infringed, diluted, misappropriated or otherwise violated their intellectual property rights. Further, from time to time we may introduce new products and services, including in areas where we currently do not operate, which could increase our exposure to patent and other intellectual property claims from competitors and non-practicing entities. In addition, some of our agreements with advertisers, platform partners, data partners, and licensees require us to indemnify them for certain intellectual property claims against them, which could require us to incur considerable costs in defending such claims, and may require us to pay significant damages in the event of an adverse ruling. Advertisers and platform partners may also discontinue use of our products and services as a result of injunctions or otherwise, which could result in loss of revenue and adversely impact our business.

From time to time, we may be subject to legal proceedings, regulatory disputes, and governmental investigations that could cause us to incur significant expenses, divert our management’s attention, and materially harm our business, financial condition, and operating results.

From time to time, we may be subject to claims, lawsuits (including class actions), government investigations, arbitrations and other proceedings involving competition and antitrust, intellectual property (including copyright, trademark, trade secret and patent), privacy, defamation, libel and slander, consumer protection, securities, tax, labor and employment, commercial disputes, and other matters that could adversely affect our business operations and financial condition. We have faced and will continue to face claims relating to our content that is published or made available through our websites or through third-party platforms or services. In particular, the nature of our business exposes us to claims related to defamation, intellectual property rights (including copyright, trademark, trade secret and patent), rights of publicity and privacy and regulations of relevant authorities, including the Agency for Cultural Affairs of Japan, the Japan Patent Office and the Personal Information Protection Commission of Japan as well as the Consumer Protection Committee of Taiwan, the Fair Trade Commission of Taiwan, the Intellectual Property Office of Taiwan, the Ministry of Justice of Taiwan, and the Personal Data Protection Commission to be established by August 11, 2025. The outcome of any legal proceeding, regardless of its merits, is inherently uncertain. Pending or future legal proceedings could result in a diversion of management’s attention and resources and reputational harm, and we may be required to incur significant expenses defending against these claims or pursuing claims against third parties to protect our rights. If we do not prevail in litigation, we could incur substantial liabilities. We may also determine in certain instances that a settlement may be a more cost-effective and efficient resolution for a dispute.

Where risk of loss is probable and we can make a reasonable estimate of the liability relating to pending litigation, we record a related liability. As additional information becomes available, we assess the potential liability and revise estimates as appropriate. However, because of uncertainties relating to litigation, the amount of our estimates could be wrong as determining reserves for pending legal proceedings is a complex, fact-intensive process that is subject to judgment calls. The results of legal and regulatory proceedings cannot be predicted with certainty. There can be no assurance that our expectations will prove correct, and even if these matters are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our business. If we incur costs or liability as a result of these events occurring, our business, financial condition and operating results could be adversely affected. Liability may also impact our insurance premiums as well as our ability to obtain or maintain insurance coverage. Further, any adverse determination related to legal proceedings or a settlement agreement could require us to change our technology or our business practices in costly ways, prevent us from offering certain products or services, require us to pay monetary damages, fines, or penalties, or require us to enter into royalty or licensing arrangements, and could adversely affect our operating results and cash flows, harm our reputation, or otherwise negatively impact our business.

Failure to comply with laws relating to employment could subject us to penalties and other adverse consequences.

We are subject to various employment-related laws in the jurisdictions in which our employees are based. We face risks if we fail to comply with applicable domestic wage laws, or wage laws applicable to our employees internationally. Any violation of applicable wage laws or other labor- or employment-related laws could result in complaints by current or former employees, adverse media coverage, investigations and damages or penalties which could have a materially adverse effect on our reputation, business, prospects, financial condition and results of operations. In addition, responding to any such proceeding may result in a significant diversion of management’s attention and resources, significant defense costs and other professional fees.

Our management has limited experience in operating a public company. We will incur significantly increased costs and devote substantial management time as a result of operating as a public company.

Our management has limited experience in the management of a publicly traded company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel are not experienced in managing a public company and will be required to devote a substantial amount of time to compliance with these requirements. Compliance with these requirements will increase legal and financial compliance costs and make some activities more time consuming and costly. We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. We cannot predict or estimate the amount of additional costs it may incur in the future as a result of being a public company or the timing of such costs. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business, financial condition and results of operations.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time consuming. We will continue to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities.

As a result of disclosure of information as a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If the claims are successful, our business, financial condition and results of operations could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of management and adversely affect our business, financial condition and results of operations. These factors could also make it more difficult for us to attract and retain qualified colleagues, executive officers, and members of our board of directors.

Because we are incorporated under the laws of the Cayman Islands and our executive offices are located in Japan and Taiwan, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

We are an exempted company incorporated under the laws of the Cayman Islands and its executive offices are located in Japan and Taiwan. As a result, it may be difficult for investors to effect service of process within the United States on us, our executive officers and directors, or enforce judgments obtained in the United States courts against us, or our executive officers and directors.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not clearly established as they would be under from statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

We have been advised by Walkers (Hong Kong) (“Walkers”) and Blue Ocean has been advised by Maples and Calder (Cayman) LLP (“Maples”), Blue Ocean’s Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against it judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against it predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, shareholders of the post-Merger entity may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a United States company.

We currently report our financial results, including the financial results of Mediagene prior to our merger, under IFRS, which differs in certain significant respect from U.S. GAAP.

We report our financial statements under IFRS. There are and there may in the future be certain significant differences between IFRS and U.S. GAAP. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP.

Risks Related to TNL Mediagene Doing Business in Japan and Taiwan

Unless the context otherwise requires, throughout this subsection, references to “we,” “us,” and “our” refer to TNL Mediagene as a combined company and together as a group with its subsidiaries.

Any lack of requisite approvals, licenses, permits or filings or failure to comply with any requirements of Japanese and Taiwanese laws, regulations and policies may materially and adversely affect our daily operations.

In accordance with relevant Japanese and Taiwanese laws and regulations, our subsidiaries are required to maintain various approvals, licenses, permits and filings to operate our business, including but not limited to business registration, tax registration and those with respect to environmental protection and fire safety inspection. The obtaining of these approvals, licenses, permits and filings are subject to satisfactory compliance with, among other things, the applicable laws and regulations of relevant jurisdictions. If our subsidiaries are unable to obtain any of such licenses and permits or extend or renew any of their subsidiaries’ current licenses or permits upon their expirations, or if our subsidiaries are required to incur significant additional costs to obtain or renew these licenses, permits and approvals, our daily operations in Japan and Taiwan could be materially and adversely affected.

We face economic and political risks associated with doing business in Taiwan, particularly due to the geopolitical tension between Taiwan and mainland China that could negatively affect our business and hence the value of your investment.

Currently, a significant portion of our operations and market is located in Taiwan. Accordingly, our business, financial condition and results of operations and the market price of our securities may be affected by changes in governmental policies, taxation, growth rate, inflation rate or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan. In particular, there is sustained tension between mainland China and Taiwan relating to the unique legal and geopolitical status of Taiwan and its internal political affairs. In the past incidents and political developments related to the interactions between mainland China and Taiwan have on occasion negatively affected the business operations of Taiwanese companies and the overall Taiwanese economic environment. In addition, we own and operate several digital media brands which have reported and provided commentary on topics related to Taiwanese politics and other matters implicating cross-strait relations between mainland China and Taiwan. Future further escalation of the tensions between mainland China and Taiwan could lead to the imposition of sanctions, bans or tariffs on exports or even military conflict. Any conflict which threatens the military, political or economic stability in Taiwan could have a material adverse effect on our current or future business and financial conditions and results of operations.

Our Japanese and Taiwanese subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

As an exempted company with limited liability incorporated under the laws of the Cayman Islands structured as a holding company, we may need dividends and other distributions on equity from our Japanese and Taiwanese subsidiaries to satisfy our liquidity requirements.

The ability of our Japanese subsidiaries to make any payments to us depends on their earnings, the terms of their indebtedness, including the terms of any credit facilities and statutory cap on the amount of dividends. Japanese corporate law caps the amount of dividends that our Japanese subsidiaries may distribute at a set “distributable amount”, calculated on the basis of their “other capital surplus” and “other retained earnings” and certain adjustments.

Current Taiwanese regulations permit our Taiwanese subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, which shall first make up previous losses and set aside at least 10% of their accumulated profits each year. These reserves are not distributable as cash dividends unless specific criteria are satisfied. Furthermore, if our Taiwanese subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our Taiwanese subsidiaries to distribute dividends or to make payments to us may restrict our ability to satisfy our liquidity requirements. In addition, dividend payments by our Taiwanese subsidiaries to us are subject to a Taiwan withholding tax of 21% since January 1, 2018.

As a result of the above restrictions, we may not be able to receive dividends or distributions on equity from our Japanese or Taiwanese subsidiaries when required to meet our obligations. Consequently, any failure to receive dividends or distributions from our Japanese or Taiwanese subsidiaries when needed could have a material adverse effect on our business, results of operations or financial condition.

Our Taiwanese subsidiaries are subject to foreign exchange controls imposed by Taiwanese authorities, which may affect the payment of dividends, repatriation of interest or making other payments to us.

Currently, Taiwan regulates foreign exchange transactions that involve the conversion of the New Taiwan Dollar into foreign currencies. Pursuant to the relevant provisions of the Taiwan Foreign Exchange Control Act, foreign exchange transactions of a value of NTD 500,000 or more must be declared to the Central Bank of Taiwan. Further, companies must submit relevant testimonials to the Central Bank of Taiwan in the following instances, and such remittances shall be subject to the approval of the Central Bank of Taiwan: (i) a single remittance of an amount over USD 1 million; or (ii) when the annual accumulated settlement amount of foreign exchange purchased or sold has exceeded USD 50 million. The government of Taiwan may impose further foreign exchange restrictions in certain emergency situations, where the government experiences extreme difficulty in stabilizing the balance of payments or where there are substantial disturbances in the financial and capital markets in Taiwan. If dividend payments or other payments by our Taiwan subsidiaries and branches to us involve currency conversions from the New Taiwan Dollar to the U.S. Dollar, such conversions would be subject to the foregoing foreign exchange controls imposed by Taiwanese authorities.

Our business is subject to the risks of earthquakes, fire, power outages, floods, outbreaks of infectious diseases and other catastrophic events, and to interruption by man-made problems such as terrorism.

A significant natural disaster, such as an earthquake, fire, flood or significant power outage could have a material adverse impact on our business, operating results, and financial condition. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems in our cloud infrastructure could result in lengthy interruptions in our services. In addition, acts of terrorism and other geo-political unrest could cause disruptions in our business. Japan and Taiwan, where much of our operations are located, are particularly susceptible to natural disasters, including earthquakes, typhoons, flooding and landslides from heavy rain, and volcanic activity. Further, the outbreak or threatened outbreak of any severe communicable disease such as COVID-19, avian influenza or other infectious diseases could disrupt our operations directly, or indirectly, through its effect on the overall business sentiment and environment, particularly if such outbreak is inadequately controlled, all of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate. We have implemented a disaster recovery program for a subset of our properties, which allows us to serve static content or switch content delivery networks in the event of a catastrophe. Although the program is functional, our properties will have degraded experiences including a period of time that our products or services, or certain of our products or services, will remain inaccessible or people may experience severe issues accessing our products and services. We do not carry business interruption insurance sufficient to compensate us for the potentially significant losses, including the potential harm to our business that may result from interruptions in our ability to provide our products and services. Any such natural disaster or man-made problem could adversely impact our business, financial condition and operating results.

Risks Related to Ownership of TNL Mediagene’s Securities

Unless the context otherwise requires, throughout this subsection, references to “we,” “us,” and “our” refer to TNL Mediagene as a combined company and together as a group with its subsidiaries.

The price of our securities may be volatile, and the value of our securities may decline.

We cannot predict the prices at which our securities will trade. The price of our securities may not bear any relationship to the market price at which our securities will trade after the Transactions or to any other established criteria of the value of our business and prospects, and the market price of our securities following the Merger may fluctuate substantially and may be lower than the price agreed by Blue Ocean and TNL Mediagene in connection with the Transactions. In addition, the trading price of our securities following the Merger could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our securities as you might be unable to sell these securities at or above the price you paid in the Transactions. Factors that could cause fluctuations in the trading price of our securities include the following:

•        actual or anticipated fluctuations in our financial condition or results of operations;

•        variance in our financial performance from expectations of securities analysts;

•        changes in our projected operating and financial results;

•        changes in laws or regulations applicable to our business;

•        announcements by us or our competitors of significant business developments, acquisitions or new offerings;

•        sales of our securities by us, our shareholders or our warrant holders, as well as the anticipation of lockup releases;

•        significant breaches of, disruptions to or other incidents involving our information technology systems or those of our business partners;

•        our involvement in litigation;

•        conditions or developments affecting the media industry in the jurisdictions in which we operate, including Japan and Taiwan;

•        changes in senior management or key personnel;

•        the trading volume of our securities;

•        changes in the anticipated future size and growth rate of our markets;

•        publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•        general economic and market conditions; and

•        other events or factors, including those resulting from war, incidents of terrorism, global pandemics or responses to these events.

The process of taking a company public by means of a business combination with a special purpose acquisition company is different from taking a company public through an initial public offering (an “IPO”) and may create risks for our unaffiliated investors.

An IPO involves a company engaging underwriters to purchase its shares and resell them to the public. An underwritten offering imposes statutory liability on the underwriters for material misstatements or omissions contained in the registration statement unless they are able to sustain the burden of proving that they did not know and could not reasonably have discovered such material misstatements or omissions. This is referred to as a “due diligence” defense and results in the underwriters undertaking a detailed review of an IPO company’s business, financial condition and results of operations. Going public via a business combination with a special purpose acquisition company (“SPAC”), such as Blue Ocean, does not involve any underwriters and may therefore result in less careful vetting of information that is presented to the public.

In addition, going public via a business combination with a SPAC does not involve a bookbuilding process as is the case in an IPO. In any IPO, the initial value of a company is set by investors who indicate the price at which they are prepared to purchase shares from the underwriters. In the case of a business combination involving a SPAC, the value of the target company is established by means of negotiations between the target company and the SPAC. The process of establishing the value of a target company in a SPAC business combination may be less effective than an IPO bookbuilding process and also does not reflect events that may have occurred between the date of the business combination agreement and the closing of the transaction. In addition, while IPOs are frequently oversubscribed, resulting in additional potential demand for shares in the aftermarket following an IPO, there is no comparable process of generating investor demand in connection with a business combination between a target company and a SPAC, which may result in lower demand for TNL Mediagene’s securities after closing, which could in turn decrease liquidity and trading prices as well as increase trading volatility.

Outstanding Blue Ocean Warrants will be assumed by TNL Mediagene and converted into corresponding warrants to purchase TNL Mediagene Ordinary Shares, which will increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

Outstanding Blue Ocean Warrants will be assumed by TNL Mediagene and converted into corresponding warrants to purchase an aggregate of at minimum 15,667,216 TNL Mediagene Ordinary Shares (or in the case of no redemptions scenario, 16,382,329 TNL Mediagene Ordinary Shares), subject to further adjustment based on the Forfeiture Ratio and other terms set forth in the Sponsor Lock-Up and Support Agreement. Such warrants will become exercisable 30 days after the Closing. Each warrant will entitle the holder thereof to purchase one TNL Mediagene Ordinary Share at a price of $11.50 per whole share, subject to adjustment. Warrants may be exercised only for a whole number of TNL Mediagene Ordinary Shares. To the extent such warrants are exercised, additional TNL Mediagene Ordinary Shares will be issued, which will result in dilution to the then-existing holders of TNL Mediagene Ordinary Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of TNL Mediagene Ordinary Shares.

We may redeem your unexpired public TNL Mediagene Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your TNL Mediagene Warrants worthless.

After the Closing, we will have the ability to redeem outstanding public TNL Mediagene Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of TNL Mediagene Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which we give proper notice of such redemption and there is an effective registration statement covering the issuance of the TNL Mediagene Ordinary Shares issuable upon exercise of the TNL Mediagene Warrants. In addition, after the Closing, we will have the ability to redeem outstanding public TNL Mediagene Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant, provided that the last reported sales price of TNL Mediagene Ordinary Shares equals or exceeds $10.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which we give proper notice of such redemption, and, if such last reported price is less than $18.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like), the Blue Ocean Private Placement Warrants held by the Sponsor and Apollo must also be concurrently called for redemption on the same terms as the outstanding public TNL Mediagene Warrants, as described above. Redemption of the outstanding TNL Mediagene Warrants could force you (i) to exercise your TNL Mediagene Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your TNL Mediagene Warrants at the then-current market price when you might otherwise wish to hold your TNL Mediagene Warrants, or (iii) to accept the nominal redemption price, which, at the time the outstanding TNL Mediagene Warrants are called for redemption, is likely to be substantially less than the market value of your TNL Mediagene Warrants.

A market for TNL Mediagene Ordinary Shares may not develop or be sustained, which would adversely affect the liquidity and price of our securities.

Following the Merger, the price of our securities may fluctuate significantly due to the market’s reaction to the Merger and general market and economic conditions. A substantial amount of our shares will be subject to transfer restrictions following the Merger. An active trading market for our securities following the Merger may never develop or, if developed, may not be sustained. In addition, the price of our securities after the Merger may vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, if the combined company’s securities are not listed on Nasdaq and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange), the liquidity and price of our securities may be more limited than if we were quoted or listed on the Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

If we do not meet the expectations of equity research analysts, if they do not publish research reports about our business or if they issue unfavorable commentary or downgrade our securities, the price of our securities could decline.

The trading market for our securities will rely in part on the research reports that equity research analysts publish about us and our business. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If our results of operations are below the estimates or expectations of equity research analysts and investors, the price of our securities could decline. Moreover, the price of our securities could decline if one or more equity research analysts downgrade our securities or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

Projections are inherently uncertain and subject to change. A decline in projected revenue or the failure of actual financial results of TNL Mediagene to meet the projected revenue results disclosed elsewhere in this proxy statement/prospectus may adversely affect the future financial conditions, results of operations and prospects of TNL Mediagene.

Projections are inherently uncertain and subject to change. Although the TNL Projections (as defined herein) were used by Newbridge in connection with the Opinion, such projections were based on assumptions made by the management of TNL Mediagene in preparing their financial forecasts, and are subject to significant uncertainties and contingencies that are difficult to predict and are beyond the control of TNL Mediagene. In rendering the Opinion, which the Blue Ocean board of directors considered in its evaluation of the Proposed Transactions, Newbridge relied on the TNL Projections, which included projected revenues for the fiscal year ended December 31, 2023 that were substantially higher than actual revenues for the fiscal year ended December 31, 2023. Future revenue projections will be subject to the same risks and uncertainties and may similarly fail to meet the forecasted results, which may adversely affect the future financial conditions, results of operations and prospects of TNL Mediagene.

Our issuance of additional share capital in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other shareholders.

We expect to issue additional share capital in the future that will result in dilution to all other shareholders. We expect to grant equity awards to key employees under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in companies, solutions or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional share capital may cause shareholders to experience significant dilution of their ownership interests and the per share value of TNL Mediagene Ordinary Shares to decline.

We do not intend to pay dividends for the foreseeable future, and as a result, your ability to achieve a return on your investment will depend on appreciation in the price of TNL Mediagene Ordinary Shares.

We do not intend to pay any cash dividends in the foreseeable future, and any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, you may need to rely on sales of TNL Mediagene Ordinary Shares after price appreciation, which may never occur, as the only way to realize any future gains on your investment.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our securities less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. However, the extended transition period under the JOBS Act for complying with new or revised accounting standards is not applicable to us since we report under IFRS.

The combined company will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the Closing Date, (b) in which TNL Mediagene has total annual gross revenue of at least $1.235 billion, or (c) in which the combined company is deemed to be a large accelerated filer, which means the market value of the combined company’s common equity that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which the combined company has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

We cannot predict if investors will find our securities less attractive if we choose to rely on these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities, and the price of our securities may be more volatile.

Blue Ocean has identified material weaknesses in its internal control over financial reporting. If the combined company after Closing is unable to remediate these material weaknesses, or if the combined company identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal controls, the combined company may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect its business and stock price.

In connection with the audit of Blue Ocean’s financial statements as of and for the year ended December 31, 2023, Blue Ocean identified material weaknesses in its internal control over financial reporting. A material weakness is a deficiency or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Blue Ocean’s annual or interim financial statements will not be prevented or detected on a timely basis.

Blue Ocean’s management has concluded that this material weakness in its internal controls over financial reporting is due to the fact that they did not have the necessary business processes and related internal controls formally designed and implemented and has taken steps to establish and implement such internal controls.

Blue Ocean cannot assure you that the measures it has taken to date, and are continuing to implement, will be sufficient to remediate the material weakness Blue Ocean has identified or avoid potential future material weaknesses. If the steps Blue Ocean takes do not correct the material weakness in a timely manner, Blue Ocean will be unable to conclude that it maintains effective internal control over financial reporting. Accordingly, there could continue to be a reasonable possibility that a material misstatement of the combined company’s financial statements would not be prevented or detected on a timely basis.

Any failure to remediate existing material weaknesses, or to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm the combined company’s results of operations or cause it to fail to meet its reporting obligations and may result in a restatement of its financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of the combined company’s internal control over financial reporting that it will eventually be required to include in its periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in the combined company’s reported financial and other information, which would likely have a negative effect on the trading price of the TNL Mediagene Ordinary Shares. In addition, if the combined company is unable to continue to meet these requirements, it may not be able to remain listed on Nasdaq.

The combined company will not be required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and will therefore not be required to make a formal assessment of the effectiveness of control over financial reporting for that purpose. The combined company will be required to provide an annual management report on the effectiveness of its internal control over financial reporting commencing with its second annual report on Form 20-F. The combined company’s independent registered public accounting firm will not be required to formally attest to the effectiveness of its internal control over financial reporting until after it is no longer an “emerging growth company” as defined in the JOBS Act. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on the combined company’s business, results of operations or financial condition and could cause a decline in the price of the TNL Mediagene Ordinary Shares.

We will be a foreign private issuer, and as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Upon the closing of the Transactions, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, among others, (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year, and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. Among other things, we are not required to have: (i) a majority of the board of directors consisting of independent directors and (ii) regularly scheduled executive sessions with only independent directors each year. We intend to rely on the exemptions listed above. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements. See “Management Following the Merger.”

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, a majority of our assets are located in the U.S., or our business is administered principally in the U.S. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the

Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. If we lose our status as a foreign private issuer, we will incur significant expenses that could have a negative effect on our business, results of operations, financial condition, and liquidity.

Concentration of ownership among TNL Mediagene’s existing executive officers, directors and their affiliates as well as Blue Ocean’s directors and executive officers may prevent new investors from influencing significant corporate decisions.

Upon consummation of the Merger, TNL Mediagene’s directors, executive officers and their affiliates as well as Blue Ocean’s directors and executive officers, as a group will beneficially own between approximately 46.7% and 49.6% of the aggregate of the outstanding TNL Mediagene Ordinary Shares immediately after the Closing giving effect to the issuance of the Earn-Out Shares issuable upon the occurrence of certain milestone events during the period from the closing of the Merger until the thirty-six (36) month anniversary of the closing of the Merger and the exercise of the Blue Ocean Private Placement Warrants. See “Beneficial Ownership of Securities” and “Agreements Entered Into In Connection With the Merger — Sponsor Lock-Up and Support Agreement” for more information. As a result, these shareholders will be able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, any amendment of the articles of association and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.

We have identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we experience additional material weaknesses or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to report our financial results accurately or file our periodic reports as a public company in a timely manner.

Prior to the Closing of the Merger, we have been a private company with limited accounting personnel to adequately execute its accounting and financial reporting processes and limited supervisory resources with which to address its internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

In connection with the audit of TNL Mediagene’s consolidated financial statements as of and for the years ended December 31, 2022 and 2023, and preparation of the interim condensed consolidated financial statements as of June 30, 2024 and the six months ended June 30, 2023 and June 30, 2024 we have identified material weaknesses in our internal control over financial reporting, which we plan to further address. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to: (i) lack of sufficient accounting personnel with appropriate understanding of IFRS and SEC financial reporting requirements to address complex accounting issues and related disclosures; (ii) lack of formalized financial reporting controls and procedures to address complex/unusual transactions and related accounting issues and to facilitate preparation of consolidated financial statements prepared in accordance with IFRS; and (iii) lack of effective maintenance and controls over certain information technology environments including (a) information technology-related general controls process, (b) segregation of duties in the information technology department and effective control on defining and assigning individual’s rights to access systems, programs or transaction raw data and (c) track records or log on system activities for access to system program and data.

We plan to adopt measures to improve our internal control over financial reporting, including, among others: (i) hiring additional accounting and financial reporting personnel with appropriate knowledge and experience in IFRS and SEC reporting requirements in order to establish period end financial closing policies and procedures for preparation of financial statements in accordance with IFRS; (ii) organizing regular training for our accounting staff, especially training related to IFRS and SEC reporting requirements; (iii) supplementing existing IFRS accounting treatment policies by engaging external accounting experts to implement procedures for dealing with complex or usual transactions or accounting issues; (iv) hiring information technology controls specialists to develop and implement a policy plan for establishing globally necessary and sufficient IT controls, and implement improvements and investments according to the plan; (v) implementing a monitoring and review process for system activities related to access to system programs and data, as well as the assigned rights to individuals; and (vi) developing and delivering training programs to regularly educate employees about the new information technology controls, policies, and procedures. Although we plan to complete this remediation process as quickly as possible, we cannot at this time estimate how long this process will take. We cannot assure you that the measures we have taken to date and may take in the future, will be sufficient to remediate the control deficiencies that led to our material weakness in internal control over financial reporting or that we will prevent or avoid potential future material weaknesses. If the steps we take do not correct the material weakness in a timely manner, we will be unable to conclude that we maintain effective internal control over financial reporting. Accordingly, there could continue to be a reasonable possibility that a material misstatement of our financial statements would not be prevented or detected on a timely basis.

In addition, our management’s initial certification under Section 404 the Sarbanes-Oxley Act is expected to be required with our annual report on Form 20-F for the year ending December 31, 2025. In support of such certifications, we will be required to document and make significant changes and enhancements, including hiring personnel in necessary functions with relevant experience.

We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to these material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. We cannot assure you that all of our existing material weaknesses have been identified, or that we will not in the future identify additional material weaknesses. Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and deficiencies. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.

Our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the date we are no longer an “emerging growth company” as defined in the JOBS Act. In addition, at such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not able to obtain sufficient appropriate evidence with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid material weaknesses in our internal control over financial reporting in the future. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. As a result, we anticipate investing significant resources to enhance and maintain our financial controls, reporting system and procedures over the coming years.

If we fail to achieve and maintain an effective internal control environment, we may not be able to prepare and disclose, in a timely manner, our financial statements and other required disclosures, or comply with existing or new reporting requirements. Any failure to report our financial results on an accurate and timely basis could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of our issued equity instruments, including our securities, may be materially and adversely affected.

We do not intend to make any determinations on whether we or our subsidiaries are CFCs for U.S. federal income tax purposes.

We do not intend to make any determinations on whether we or any of our subsidiaries are treated as “controlled foreign corporations” within the meaning of Section 957(a) of the Code (“CFCs”), or whether any U.S. Holder of TNL Mediagene Ordinary Shares is treated as a “United States shareholder” within the meaning of Section 951(b) of the Code with respect to any such CFC. We do not expect to furnish to any U.S. Holder of TNL Mediagene Ordinary Shares information that may be necessary to comply with applicable reporting and tax paying obligations with respect to CFCs. The Internal Revenue Service (the “IRS”) has provided limited guidance regarding the circumstances in which investors may rely on publicly available information to comply with their reporting and taxpaying obligations with respect to CFCs. U.S. Holders of TNL Mediagene Ordinary Shares should consult their tax advisors regarding the potential application of these rules to their particular circumstances.

If we or any of our subsidiaries are characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, U.S. Holders may suffer adverse U.S. federal income tax consequences.

A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the fiscal year 2023 composition of the income, assets and operations of us and our subsidiaries, we do not believe we will be treated as a PFIC for the taxable year that includes the Merger, however there can be no assurances in this regard or any assurances that we will not be treated as a PFIC in any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

Whether we or any of our subsidiaries are a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of our income and assets, our market value and the market value of our subsidiaries’ shares and assets. Changes in the composition of our income or the composition of any of our subsidiaries’ assets may cause us to be or become a PFIC for the current or subsequent taxable years. Whether we are treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty.

If we are a PFIC for any taxable year, a U.S. Holder of our ordinary shares may be subject to adverse tax consequences and may incur certain information reporting obligations. For a further discussion, see “Certain Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Considerations of Ownership and Disposition of TNL Mediagene Ordinary Shares and TNL Mediagene Warrants to U.S. Holders — Passive Foreign Investment Company Rules.” U.S. Holders of our ordinary shares are strongly encouraged to consult their own advisors regarding the potential application of these rules to us and the ownership of our ordinary shares.

Nasdaq may not list our securities on its exchange, and we may not be able to comply with the continued listing standards of Nasdaq, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

In connection with the Merger, in order to list our securities on Nasdaq following Closing, we will be required to demonstrate compliance with Nasdaq’s initial listing requirements, which are more rigorous than Nasdaq’s continued listing requirements. We will apply to have our securities listed on Nasdaq upon consummation of the Merger. We cannot assure you that we will be able to meet all initial listing requirements. Even if our securities are listed on Nasdaq, we may be unable to maintain the listing of our securities in the future.

If we fail to meet the initial listing requirements and Nasdaq does not list our securities on its exchange, we would not be required to consummate the Merger. In the event that we elected to waive this condition, and the Merger was consummated without our securities being listed on Nasdaq or on another national securities exchange, we could face significant material adverse consequences. In addition, effective on October 7, 2024, Nasdaq Rule 5815 was amended to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the requirements for initial listing following a business combination. Our securities will face an immediate suspension and delisting action if we receive a delisting determination letter from Nasdaq. In addition, while we may appeal the suspension and delisting, a Nasdaq hearings panel will have no discretion in allowing us to remain listed and may only reverse the Nasdaq’s staff’s determination if it finds it made a factual error applying the Rule. The consequences of a delisting could include:

•        a limited availability of market quotations for our securities;

•        reduced liquidity for our securities;

•        a determination that our common stock is a “penny stock” which will require brokers trading in our common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If our securities were not listed on Nasdaq, such securities would not qualify as covered securities and we would be subject to regulation in each state in which we offer our securities.

Risks Related to the Merger and Blue Ocean

Unless the context otherwise requires, throughout this subsection, references to “we,” “us,” “our” and “the Company” refer to Blue Ocean Acquisition Corp.

Blue Ocean has no operating history and its results of operations may differ significantly from the unaudited pro forma financial data included in this proxy statement/prospectus.

Blue Ocean is a blank check company, and it has no operating history or results.

This proxy statement/prospectus includes unaudited pro forma combined financial statements for Blue Ocean and TNL Mediagene. The unaudited pro forma condensed combined balance sheet as of June 30, 2024 combines the historical condensed consolidated balance sheet of Blue Ocean as of June 30, 2024, the historical condensed statements of financial position of TNL Mediagene as of June 30, 2024, on a pro forma basis as if the Merger and other related events (in each case, as described further in “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this proxy statement/prospectus), had been consummated on June 30, 2024. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 and the six months ended June 30, 2024 combines the historical statement of operations of Blue Ocean, the historical statement of operations of TNL Mediagene and the historical statements of Mediagene on a pro forma basis as if the Merger and the acquisition of Mediagene (in each case as described further in “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this proxy statement/prospectus) had been consummated on January 1, 2023, the beginning of the earliest period presented.

The unaudited pro forma combined financial information is based upon, and should be read together with the accompanying notes to the unaudited pro forma combined financial statements, the audited financial statements of Blue Ocean and related notes, the TNL audited consolidated financial statements and related notes and the Mediagene audited consolidated financial statements and related notes, the sections of this proxy statement/prospectus entitled “Blue Ocean’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “TNL Mediagene’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and other financial information included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined financial information has been presented for informational purposes only and is not necessarily indicative of what the combined company’s financial position or results of operations would have been had the Merger and related transactions been completed as of the dates indicated. In addition, the unaudited pro forma combined financial information does not purport to project the future financial position or operating results of the combined company following the consummation of the Merger. For more information, see “Unaudited Pro Forma Condensed Combined Financial Information.”

The Sponsor and Apollo have agreed to vote in favor of the Merger, regardless of how Blue Ocean’s public shareholders vote.

Unlike some other blank check companies in which the initial shareholders agree to vote their Founder Shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and Apollo have agreed to, among other things under the Sponsor Lock-Up and Support Agreement, vote in favor of the Merger Agreement and the transactions contemplated thereby. As of the date of this proxy statement/prospectus, the Sponsor and Apollo own approximately 66.1% and 2.7%, respectively, of the issued and outstanding Blue Ocean Ordinary Shares. Accordingly, it is more likely that the necessary shareholder approval will be received than would be the case if the Sponsor and Apollo agreed to vote their shares in accordance with the majority of the votes cast by Blue Ocean’s unaffiliated public shareholders.

Blue Ocean may not be able to complete the Merger or any other business combination within the prescribed timeframe, in which case Blue Ocean would cease all operations, except for the purpose of winding up, and Blue Ocean would redeem the Blue Ocean Class A Shares and liquidate.

Blue Ocean initially had until June 7, 2023, to consummate an initial business combination. Automatically upon the execution of the Merger Agreement, the date by which Blue Ocean was required to consummate a business combination in accordance with the Blue Ocean Articles was extended from June 7, 2023 to September 7, 2023. On August 29, 2023, Blue Ocean held an extraordinary general meeting of shareholders (the “Extension Meeting”). At the Extension Meeting, the shareholders approved amendments to the Blue Ocean Articles to, among other things, extend the date by which Blue Ocean must (i) consummate a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination involving Blue Ocean and one or more businesses or entities (an “initial business combination”); (ii) cease its operations, except for the purpose of winding up, if it fails to complete such initial business combination; and (iii) redeem 100% of the Public Shares, by electing to extend the date to consummate an initial business combination on a monthly basis for up to nine times by an additional one month each time, unless the closing of Blue Ocean’s initial business combination has occurred, provided that (1) the Sponsor (or its affiliates or permitted designees) deposit into the Trust Account for each such one-month extension the lesser of (x) an aggregate of $60,000 or (y) $0.035 per Public Share that remains outstanding and is not redeemed prior to any such one-month extension, unless the closing of Blue Ocean’s initial business combination has occurred, in exchange for a non-interest bearing promissory note payable upon consummation of an initial business combination and (2) the procedures relating to any such extension, as set forth in the Investment Management Trust Agreement, dated as of December 2, 2021 (the “Trust Agreement”), by and between Blue Ocean and Continental Stock Transfer & Trust Company, has been complied with. In connection with the Extension Meeting, shareholders holding 12,817,785 Blue Ocean Class A Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $136.8 million (approximately $10.67 per share) was removed from the Trust Account to pay such holders. On May 29, 2024, Blue Ocean held the Second Extension Meeting at which the shareholders approved amendments to the Blue Ocean Articles to, among other things, extend the date by which Blue Ocean must (i) consummate its initial business combination; (ii) cease its operations, except for the purpose of winding up, if it fails to complete such initial business combination; and (iii) redeem 100% of the Public Shares, by electing to extend the date to consummate an initial business combination on a monthly basis for up to six times by an additional one month each time, unless the closing of Blue Ocean’s initial business combination has occurred (such applicable later date, the “Extended Date”), provided that (1) the Sponsor (or its affiliates or permitted designees) deposit into the Trust Account for each such one-month extension the lesser of (x) an aggregate of $30,000 or (y) $0.035 per Public Share that remains outstanding and is not redeemed prior to any such one-month extension, unless the closing of Blue Ocean’s initial business combination has occurred, in exchange for a non-interest bearing promissory note payable upon consummation of an initial business combination and (2) the procedures relating to any such extension, as set forth in the Trust Agreement has been complied with. In connection with the Second Extension Meeting, shareholders holding 4,315,265 Blue Ocean Class A Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $48.3 million (approximately $11.20 per share) was removed from the Trust Account to pay such holders.

If Blue Ocean has not completed any initial business combination by the Extended Date, it will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the Public Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to TNL Mediagene less (net of taxes payable, less up to $100,000 of such net interest to pay dissolution expenses), by (B) the total number of then outstanding Public Shares, which redemption will completely extinguish rights of public shareholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors in accordance with applicable law, liquidate and dissolve, subject in each case to Blue Ocean’s obligations under Cayman Islands law, to provide for claims of creditors and other requirements of applicable law.

Since the Sponsor and Blue Ocean’s directors and executive officers have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Merger with Blue Ocean is appropriate as our initial business combination. Such interests include that the Sponsor will lose its entire investment in us if our initial business combination is not completed.

When you consider the recommendations of Blue Ocean’s board of directors, you should keep in mind that Blue Ocean’s directors and officers may have interests in the Merger that conflict with, or are different from, Blue Ocean Public Shareholders’ interests of Blue Ocean. See “Proposal One — The Business Combination Proposal — Interests of Certain Persons in the Merger.” In consideration of the interests set forth below, Blue Ocean’s directors and officers also engaged an independent investment banking firm that rendered an opinion with respect to the fairness of the merger consideration to Blue Ocean and its unaffiliated public shareholders from a financial point of view, which the members of Blue Ocean’s board of directors factored into their decision to approve the Merger Agreement. For more information regarding the Opinion, see “Proposal One — The Business Combination Proposal — Opinion of Newbridge.” Additionally, the members of Blue Ocean’s board of directors determined that these interests could be adequately disclosed to shareholders in this proxy statement/prospectus and that Blue Ocean shareholders could take them into consideration when deciding whether to vote in favor of the proposals set forth herein. These interests include, among other things, the interests listed below:

On April 7, 2021, prior to the Blue Ocean IPO, the Sponsor purchased 4,312,500 Blue Ocean Class B Shares (the “Founder Shares”) for an aggregate purchase price of $25,000, or approximately $0.006 per share, and Sponsor later (i) forfeited 618,750 Founder Shares; (ii) transferred 30,000 Founder Shares to each of Joel Motley, Matt Goldberg, and Priscilla Han, and 25,000 Founder Shares to each of Norman Pearlstine and Dale Mathias (Ms. Mathias left the board in 2022), Blue Ocean’s independent directors, and (iii) transferred 100,000 Founder Shares to six Blue Ocean advisors, resulting in an aggregate 3,693,750 Founder Shares issued and outstanding, of which 3,478,750 were held by the Sponsor and 115,000 were held by Blue Ocean’s directors and executive officers. Dale Mathias transferred her Founder Shares back to the Sponsor upon her leaving Blue Ocean’s board of directors. On December 2, 2021, Blue Ocean effected an ordinary share dividend of an additional 431,250 Blue Ocean Founder Shares, resulting in an aggregate of 4,743,750 Founder Shares outstanding. On June 21, 2024, the Sponsor, Norman Pearlstine, Joel Motley, Matt Goldberg, Priscilla Han, Apollo Credit Strategies Master Fund Ltd. and other holders of the Founder Shares converted 4,743,749 Founder Shares into a corresponding number of Blue Ocean Class A Shares in the Conversion. The Sponsor retained one Founder Share. If Blue Ocean does not consummate a business combination by the Extended Date, it would cease all operations except for the purpose of winding up, redeeming all of the issued and outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and Blue Ocean’s board of directors, liquidating and dissolving, subject in each case to its obligations under the Cayman Companies Law to provide for claims of creditors and the requirements of other applicable law. In such event, the Blue Ocean Ordinary Shares owned by the Sponsor and Blue Ocean’s directors and executive officers would be worthless because following the redemption of the Public Shares, Blue Ocean would likely have few, if any, net assets and because the Sponsor and Blue Ocean’s directors and officers have agreed to waive their respective rights to liquidating distributions from the Trust Account in respect of any Blue Ocean Class A Shares held by it or them, as applicable, if Blue Ocean fails to complete a business combination within the required period. Additionally, in such event, the 9,225,000 Blue Ocean Private Placement Warrants purchased by the Sponsor and Apollo simultaneously with the consummation of Blue Ocean’s initial public offering for an aggregate purchase price of $9,225,000 will also expire worthless.

If Blue Ocean is unable to complete a business combination within the required time period, the Sponsor will be liable under certain circumstances described herein to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Blue Ocean for services rendered to, or contracted for or products sold to Blue Ocean. If Blue Ocean consummates a business combination, on the other hand, TNL Mediagene will be liable for all such claims.

As a result of the prices at which the Sponsor acquired the Founder Shares and the Blue Ocean Private Placement Warrants and their current value, the Sponsor could make a substantial profit after the completion of the Merger even if Blue Ocean Public Shareholders lose money on their investments as a result of a decrease in the post-combination value of their Public Shares.

The Merger Agreement provides for the continued indemnification of Blue Ocean’s current directors and officers and the continuation of directors and officers liability insurance covering Blue Ocean’s current directors and officers. Additionally, certain of Blue Ocean’s executive officers are expected to become executive officers of the combined company and will enter into indemnification agreements with the combined company.

If Blue Ocean does not consummate the Merger and fails to complete an initial business combination by December 7, 2024 (or such later date as may be approved by Blue Ocean Public Shareholders), it will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such account to the Blue Ocean Public Shareholders.

In addition, the Sponsor and Blue Ocean’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Blue Ocean’s behalf, such as identifying, investigating, negotiating and completing an initial business combination. However, if Blue Ocean fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, Blue Ocean may not be able to reimburse these expenses if the Merger or another business combination is not completed by December 7, 2024 (or such later date as may be approved by Blue Ocean Public Shareholders). As of the date of this proxy statement/prospectus, the Sponsor and Blue Ocean’s officers and directors and their affiliates had incurred no unpaid reimbursable expenses. If Blue Ocean is unable to complete a business combination within the required time period, the aggregate dollar amount of non-reimbursable funds the Sponsor and its affiliates have at risk that depends on the completion of a business combination is $9,250,000 comprised of (a) $25,000 representing the aggregate purchase price paid for the Founder Shares and (b) $9,225,000 representing the aggregate purchase price paid for the Blue Ocean Private Placement Warrants.

Nasdaq Rule 5815 was amended effective October 7, 2024 to provide for immediate suspension and delisting for failure to meet the 36-month requirement in Nasdaq Rule IM 5101-2(b) to complete a business combination, and Blue Ocean’s securities will face an immediate suspension and delisting action upon receiving a delisting determination letter from Nasdaq after the 36-month window ends on December 2, 2024.

Nasdaq Listing Rule IM-5101-2(b) (the “Rule”) requires that Blue Ocean complete a business combination no later than 36 months after the effectiveness of the Blue Ocean IPO registration statement, and Nasdaq Rule 5815 was amended effective October 7, 2024 to provide for the immediate suspension and delisting for failure to meet the 36-month requirement to complete a business combination. As a result, if the Transactions have not been consummated by December 2, 2024, Blue Ocean’s securities will be suspended and delisted from Nasdaq upon receipt of a delisting determination letter from Nasdaq after the 36-month window ends on December 2, 2024. In addition, while Blue Ocean may appeal the suspension and delisting, a Nasdaq hearings panel will have no discretion in allowing Blue Ocean to remain listed and may only reverse the Nasdaq’s staff’s determination if the hearings panel finds the Nasdaq staff made a factual error applying the Rule, which there will not be, assuming that Blue Ocean receives a delisting letter on or after December 2, 2024.

The Merger Agreement would allow us to complete a business combination after December 2, 2024, which is beyond the time-frame permitted by the Rule and which means Blue Ocean may not be listed on Nasdaq at the time Blue Ocean closes a business combination. Because being listed on Nasdaq is a condition to the Merger, if we are not able to meet Nasdaq initial listing requirement in connection with the closing of the Merger, TNL Mediagene may elect to terminate the Merger Agreement and not proceed with the Merger.

Once Blue Ocean’s securities are delisted, Blue Ocean’s securities would likely trade on the Over-the-Counter market, which could limit investors’ ability to make transactions in Blue Ocean’s securities and subject Blue Ocean to additional trading restrictions. If this were to occur, Blue Ocean would face significant material adverse consequences, including:

•        a determination that Blue Ocean’s common stock is a “penny stock” which will require brokers trading in Blue Ocean’s common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for Blue Ocean’s securities;

•        a limited availability of market quotations for Blue Ocean securities;

•        reduced liquidity for Blue Ocean securities; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

Because Blue Ocean would no longer be listed on Nasdaq, Blue Ocean’s securities would no longer be considered to be “covered securities” under the National Securities Markets Improvement Act of 1996, and Blue Ocean would be subject to regulation in each state in which it offers Blue Ocean’s securities, including in connection with its initial business combination, which may make it more difficult and costly to complete a business combination. In addition, Blue Ocean’s securityholders could be prohibited from trading in Blue Ocean’s securities absent registration in the state where such securityholder lives. To date Blue Ocean has not registered Blue Ocean’s securities in any state and does not currently plan to do so. This may make it difficult or impossible for Blue Ocean’s securityholders to trade in Blue Ocean’s securities.

The exercise of Blue Ocean’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Merger may result in a conflict of interest when determining whether such changes to the terms of the Merger or waivers of conditions are appropriate and in Blue Ocean Public Shareholders’ best interest.

In the period leading up to the Closing, events may occur that, pursuant to the Merger Agreement, would require Blue Ocean to agree to amend the Merger Agreement or to waive rights to which Blue Ocean is entitled to under the Merger Agreement. In any of such circumstances, it would be at Blue Ocean’s discretion to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors (and described elsewhere in this proxy statement/prospectus) may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is best for Blue Ocean and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, Blue Ocean does not believe there will be any changes or waivers that Blue Ocean’s directors and executive officers would be likely to make after shareholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further shareholder approval, Blue Ocean will circulate a new or amended proxy statement/prospectus and resolicit Blue Ocean Public Shareholders if changes to the terms of the transaction that would have a material impact on its shareholders are required prior to the vote on the Business Combination Proposal.

Blue Ocean and TNL Mediagene will incur significant transaction and transition costs in connection with the Merger.

Blue Ocean and TNL Mediagene have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Merger and operating as a public company following the consummation of the Merger. Certain transaction expenses incurred in connection with the Merger Agreement (including the Merger), including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be paid by TNL Mediagene following the closing of the Merger. We estimate transaction expenses (including deferred underwriting fees) incurred and outstanding by Blue Ocean will be $16.1 million (without taking into account any shareholder redemption by Blue Ocean Public Shareholders) and transaction expenses incurred and outstanding by TNL Mediagene will be $3.5 million.

Legal proceedings in connection with the Merger or otherwise, the outcomes of which are uncertain, could delay or prevent the completion of the Merger.

In connection with business combination transactions similar to the proposed Merger, it is not uncommon for lawsuits to be filed against the parties and/or their respective directors and officers alleging, among other things, that the proxy statement/prospectus provided to shareholders contains false and misleading statements and/or omits material information concerning the transaction. Although no such lawsuits have yet been filed in connection with the Merger, it is possible that such actions may arise and, if such actions do arise, they generally seek, among other things, injunctive relief and an award of attorneys’ fees and expenses. Defending such lawsuits could require Blue Ocean and TNL Mediagene to incur significant costs and draw the attention of Blue Ocean’s and TNL Mediagene’s management teams away from the consummation of the Merger. Further, the defense or settlement of any lawsuit or claim that remains unresolved at the time the Merger is consummated may adversely affect the combined company’s business, financial condition, results of operations and cash flows. Such legal proceedings could delay or prevent the Merger from being consummated within the expected timeframe.

The A&R Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of TNL Mediagene Warrants, which could limit the ability of warrantholders to obtain a favorable judicial forum for disputes with TNL Mediagene.

The A&R Warrant Agreement provides that, subject to applicable law, (i) any action, proceeding or claim against TNL Mediagene arising out of or relating in any way to the A&R Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that TNL Mediagene irrevocably submits to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. TNL Mediagene will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Any person or entity purchasing or otherwise acquiring any interest in any TNL Mediagene Warrants shall be deemed to have notice of and to have consented to the forum provisions in the A&R Warrant Agreement. If any action, the subject matter of which is within the scope of the forum provisions of the A&R Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of TNL Mediagene Warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

There is uncertainty as to whether a court would enforce this provision. Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with TNL Mediagene, which may discourage such lawsuits. Additionally, warrant holders who do bring a claim in the courts of the State of New York or the United States District Court for the Southern District of New York could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near New York. Alternatively, if a court were to find this provision of the A&R Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, TNL Mediagene may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect TNL Mediagene’s business, financial condition and results of operations and result in a diversion of the time and resources of TNL Mediagene management and board of directors.

Notwithstanding the foregoing, these provisions of the A&R Warrant Agreement do not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

The announcement of the Merger could disrupt TNL Mediagene’s relationships with its suppliers, business partners and others, as well as its operating results and business generally.

Whether or not the Merger and related transactions are ultimately consummated, as a result of uncertainty related to the Proposed Transactions, risks relating to the impact of the announcement of the Merger on TNL Mediagene’s businesses include the following:

•        its employees may experience uncertainty about their future roles, which might adversely affect TNL Mediagene’s ability to retain and hire key personnel and other employees;

•        suppliers, business partners and other parties with which TNL Mediagene maintain business relationships may experience uncertainty about their future and seek alternative relationships with third parties, seek to alter their business relationships with TNL Mediagene or fail to extend an existing relationship with TNL Mediagene; and

•        TNL Mediagene has expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed Merger.

If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact the combined company’s results of operations and cash available to fund its business.

Subsequent to consummation of the Merger, TNL Mediagene may be exposed to unknown or contingent liabilities and may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on TNL Mediagene’s financial condition, results of operations and TNL Mediagene’s share price, which could cause you to lose some or all of your investment.

We cannot assure you that the due diligence conducted in relation to TNL Mediagene has identified all material issues or risks associated with TNL Mediagene or the industry in which they compete.

Furthermore, Blue Ocean cannot assure you that factors outside of TNL Mediagene’s and Blue Ocean’s control will not later arise. As a result of these factors, TNL Mediagene may be exposed to liabilities and incur additional costs and expenses and TNL Mediagene may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in TNL Mediagene’s reporting losses. Even if Blue Ocean’s due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Blue Ocean’s preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on the combined company’s financial condition and results of operations and could contribute to negative market perceptions about our securities or the combined company. Additionally, Blue Ocean has no indemnification rights under the Merger Agreement.

Accordingly, any shareholders or warrant holders of Blue Ocean who choose to remain TNL Mediagene shareholders or warrant holders following the Merger could suffer a reduction in the value of their shares, warrants and units. Such shareholders or warrant holders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by Blue Ocean’s directors or officers of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the registration statement or proxy statement/prospectus relating to the Merger contained an actionable material misstatement or material omission.

Investors may not have the same benefits as an investor in an underwritten public offering.

Blue Ocean is already a publicly traded company. Therefore, the Merger and the transactions described in this proxy statement/prospectus are not an underwritten initial public offering of Blue Ocean’s securities and differ from an underwritten initial public offering in several significant ways, which include, but are not limited to, the following:

Like other business combinations and spin-offs, in connection with the Merger, investors will not receive the benefits of the due diligence performed by the underwriters in an underwritten public offering. Investors in an underwritten public offering may benefit from the role of the underwriters in such an offering. In an underwritten public offering, an issuer initially sells its securities to the public market via one or more underwriters, who distribute or resell such securities to the public. Underwriters have liability under the U.S. securities laws for material misstatements or omissions in a registration statement pursuant to which an issuer sells securities. Because the underwriters have a “due diligence” defense to any such liability by, among other things, conducting a reasonable investigation, the underwriters and their counsel conduct a due diligence investigation of the issuer. Due diligence entails engaging legal, financial and/or other experts to perform an investigation as to the accuracy of an issuer’s disclosure regarding, among other things, its business and financial results. In making their investment decision, investors have the benefit of such diligence in underwritten public offerings. Blue Ocean’s investors must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering. While sponsors, private investors and management in a business combination undertake a certain level of due diligence, it is not necessarily the same level of due diligence undertaken by an underwriter in a public securities offering and, therefore, there could be a heightened risk of an incorrect valuation of Blue Ocean’s business or material misstatements or omissions in this proxy statement/prospectus.

In addition, because there are no underwriters engaged in connection with the Merger, prior to the opening of trading on Nasdaq on the trading day immediately following the Closing, there will be no traditional “roadshow” or book building process, and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the initial post-closing trades on Nasdaq. Therefore, buy and sell orders submitted prior to and at the opening of initial post-closing trading of our securities will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. There will be no underwriters assuming risk in connection with an initial resale of our securities or helping to stabilize, maintain or affect the public price of our securities following the Closing. Moreover, we will not engage in, and have not and will not, directly or indirectly, request financial advisors to engage in, any special selling efforts or stabilization or price support activities in connection with our securities that will be outstanding immediately following the Closing. In addition, since we will become public through a merger, securities analysts of major brokerage firms may not provide coverage of us since there is no incentive to brokerage firms to recommend the purchase of our ordinary shares. No assurance can be given that brokerage firms will, in the future, want to conduct any offerings on our behalf. All of these differences from an underwritten public offering of our securities could result in a more volatile price for our securities.

Further, since there will be no traditional “roadshow,” there can be no guarantee that any information made available in this proxy statement/prospectus and/or otherwise disclosed or filed with the SEC will have the same impact on investor education as a traditional “roadshow” conducted in connection with an underwritten initial public offering. As a result, there may not be efficient or sufficient price discovery with respect to the securities or sufficient demand among potential investors immediately after the Closing, which could result in a more volatile price for the securities.

In addition, the Sponsor, certain members of Blue Ocean’s board of directors and its officers, as well as their respective affiliates and permitted transferees, have interests in the Merger that are different from or are in addition to those of holders of our securities following completion of the Merger, and that would not be present in an underwritten public offering of our securities. Such interests may have influenced Blue Ocean’s board of directors in making their recommendation that Blue Ocean shareholders vote in favor of the approval of the Merger and the other proposals described in this proxy statement/prospectus. See “Proposal One — The Business Combination Proposal — Interests of Certain Persons in the Merger.”

Such differences from an underwritten public offering may present material risks to unaffiliated investors that would not exist if we became a publicly listed company through an underwritten initial public offering instead of upon completion of the Merger.

The SEC has recently issued final rules to regulate special purpose acquisition companies. Certain of the procedures that we, a potential business combination target, or others may determine to undertake in connection with such proposals may increase our costs and the time needed to complete our initial business combination and may constrain the circumstances under which we could complete a business combination.

On January 24, 2024, the SEC issued final rules (the “SPAC Rules”) relating to, among other things, (i) disclosures in business combination transactions between SPACs such as us and private operating companies, (ii) the condensed financial statement requirements applicable to transactions involving shell companies, and (iii) the use of projections by SPACs in SEC filings in connection with proposed business combination transactions. The SPAC Rules became effective on July 1, 2024. In connection with the issuance of the SPAC Rules, the SEC also issued guidance (the “SPAC Guidance”) regarding the potential liability of certain participants in proposed business combination transactions and the extent to which SPACs could become subject to regulation under the Investment Company Act of 1940, as amended (the “Investment Company Act”) based on certain facts and circumstances such as duration, asset composition, sources of income, business purpose and activities of the SPAC and its management team in furtherance of such goals.

Certain of the procedures that we, a potential business combination target, or others may determine to undertake in connection with the SPAC Rules, or pursuant to the SEC’s views expressed in the SPAC Guidance, may increase the costs and time required to consummate a business combination and may constrain the circumstances under which we could complete a business combination.

If we were deemed to be an investment company for purposes of the Investment Company Act, we may be forced to abandon our efforts to complete an initial business combination and instead be required to liquidate and dissolve the Company.

As described above, the SPAC Guidance relates to, among other things, the circumstances in which SPACs such as us could potentially be subject to the Investment Company Act and the regulations thereunder. Whether a SPAC is an investment company will be a question of facts and circumstances under the subjective test of Section 3(a)(1)(A) of the Investment Company Act. A specific duration period of a SPAC is not the sole determinant, but one of the long-standing factors to consider in determination of a SPAC’s status under the Investment Company Act. A SPAC could be deemed as an investment company at any stage of its operation. The determination of a SPAC’s status as an investment company includes analysis of a SPAC’s activities, depending upon the facts and circumstances, including but not limited to, the nature of SPAC assets and income, the activities of a SPAC’s officers, directors and employees, the duration of a SPAC, the manner a SPAC holding itself out to investors, and the merging with an investment company.

It is possible that a claim could be made that we have been operating as an unregistered investment company, including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act, based on the current views of the SEC. If we were deemed to be an investment company for purposes of the Investment Company Act, we might be forced to abandon our efforts to complete an initial business combination and instead be required to liquidate the Company. If we are required to liquidate the Company, our investors would not be able to realize the benefits of owning shares in a successor operating business, including the potential appreciation in the value of our shares and warrants following such a transaction, and our warrants would expire worthless.

In an effort to mitigate the risk that we may be deemed to have been operating as an unregistered investment company under the Investment Company Act, we instructed Continental Stock Transfer & Trust Company, the trustee with respect to the Trust Account, to liquidate the U.S. government securities held in the Trust Account in November 2023 and to thereafter hold all funds in the Trust Account in an interest bearing demand deposit account until the earlier of the consummation of our Merger or our liquidation. There can be no assurance that this action will foreclose a judicial or regulatory finding, or an allegation, that Blue Ocean is an investment company.

TNL Mediagene’s actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what TNL Mediagene’s actual financial position or results of operations would have been had the Merger been completed on the dates indicated or those the combined company will achieve in the future. The unaudited pro forma condensed combined financial information in this proxy statement/prospectus has been prepared based on a number of assumptions including, but not limited to, Blue Ocean being treated as the “acquired” company for financial reporting purposes in the Merger and the number of Blue Ocean Class A Shares that are redeemed in connection with the Merger. Accordingly, such pro forma financial information may not be indicative of the combined company’s future operating or financial performance and TNL Mediagene’s actual financial condition and results of operations may vary materially from TNL Mediagene’s pro forma results of operations and financial position contained elsewhere in this proxy statement/prospectus, including as a result of such assumptions not being accurate. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Blue Ocean Public Shareholders will not be entitled to appraisal rights in connection with the transactions.

Appraisal rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Blue Ocean Public Shareholders may be entitled to give notice to Blue

Ocean prior to the meeting that they wish to dissent to the Merger and to receive payment of fair market value for his or her Blue Ocean Ordinary Shares if they follow the procedures set out in the Cayman Companies Law, noting that any such dissention rights may be limited pursuant to Section 239 of the Cayman Companies Law which states that no such dissention rights shall be available in respect of shares of any class for which an open market exists on a recognized stock exchange at the expiry date of the period allowed for written notice of an election to dissent provided that the merger consideration constitutes inter alia shares of any company which at the effective date of the Merger are listed on a national securities exchange. It is Blue Ocean’s view that such fair market value would equal the amount which Blue Ocean shareholders would obtain if they exercise their redemption rights as described herein.

The TNL Mediagene Ordinary Shares to be received by Blue Ocean’s shareholders as a result of the Merger will have different rights from Blue Ocean Ordinary Shares.

Following completion of the Merger, Blue Ocean’s shareholders will no longer be shareholders of Blue Ocean but will instead be shareholders of TNL Mediagene. There will be important differences between your current rights as a Blue Ocean shareholder and your rights as a TNL Mediagene shareholder. See “Comparison of Rights of TNL Mediagene Shareholders and Blue Ocean Shareholders” for a discussion of the different rights associated with TNL Mediagene Ordinary Shares.

The Merger is subject to the satisfaction or waiver of certain conditions, which may not be satisfied or waived on a timely basis, if at all.

The consummation of the Merger is subject to customary closing conditions for transactions involving special purpose acquisition companies, any one or more of which may be waived (subject to compliance with applicable law), including, among others:

•        there shall not be in force and effect any (i) Law or (ii) Government Order by any Governmental Authority of competent jurisdiction, in either case, enjoining, prohibiting, or making illegal the consummation of the Merger;

•        Blue Ocean’s shareholder approval and TNL Mediagene shareholder approval shall have been obtained and shall remain in full force and effect;

•        the registrable securities to be issued in connection with the Merger shall have been approved for the listing on the Nasdaq, subject only to official notice of issuance thereof;

•        the Registration Statement shall have become effective under the Securities Act and no stop order with respect thereto shall be in effect; and

•        the Recapitalization shall have been completed in accordance with the terms of TNL Mediagene’s organizational documents.

See “Proposal One — The Business Combination Proposal” for additional information.

Blue Ocean has no specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for Blue Ocean to complete a business combination with which a substantial majority of Blue Ocean Public Shareholders do not agree.

Blue Ocean may be able to complete the Merger even though a substantial majority of Blue Ocean’s public shareholders do not agree with the transaction and have redeemed their shares. However, each redemption of Blue Ocean’s Public Shares by Blue Ocean’s public shareholders will reduce the amount in Blue Ocean’s Trust Account.

The Sponsor, directors, executive officers, advisors and their affiliates may elect to purchase shares or warrants from public shareholders prior to the consummation of the Merger, which may influence the vote on the Merger and reduce the public “float” of our securities.

The Sponsor and Blue Ocean’s directors, officers, advisors or their respective affiliates may purchase shares or warrants in privately negotiated transactions or in the open market either prior to or following the completion of the Merger. However, they have no current commitments, plans or intentions to engage in any such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase shares or warrants in such transactions. If any such persons engage in such transactions, they will not make any such purchases when they are in possession of any material non-public information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act or other federal securities laws. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of Blue Ocean’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.

In the event that the Sponsor or Blue Ocean’s directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares.

The purpose of such purchases would be to cause such shares not to be redeemed. The purpose of any such purchases of warrants could be to reduce the number of warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with the Merger. Any such purchases of our securities may result in the completion of the Merger that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of Blue Ocean Class A Shares may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

The Sponsor and Blue Ocean’s officers, directors and/or their affiliates anticipate that they may identify the shareholders with whom the Sponsor or Blue Ocean’s officers, directors or their affiliates may pursue privately negotiated purchases by either the shareholders contacting us directly or by our receipt of redemption requests submitted by shareholders (in the case of Blue Ocean Class A Shares) following our mailing of proxy materials in connection with the Merger. To the extent that the Sponsor or Blue Ocean’s officers, directors, advisors or their affiliates enter into a private purchase, they would identify and contact only potential selling shareholders who have expressed their election to redeem their shares for a pro rata share of the Trust Account or vote against the Merger but only if such shares have not already been voted at the extraordinary general meeting. The Sponsor and Blue Ocean’s officers, directors, advisors or their affiliates will only purchase shares if such purchases comply with Regulation M under the Exchange Act and the other federal securities laws.

To the extent that the Sponsor or Blue Ocean’s officers, directors, advisors or their affiliates enter into any such private purchase, prior to the Extraordinary General Meeting, Blue Ocean will file a current report on Form 8-K to disclose (1) the amount of securities purchased in any such purchases, along with the purchase price; (2) the purpose of any such purchases; (3) the impact, if any, of any such purchases on the likelihood that the Merger will be approved; (4) the identities or the nature of the security holders (e.g., 5% security holders) who sold their securities in any such purchases; and (5) the number of securities for which Blue Ocean has received redemption requests pursuant to its shareholders’ redemption rights in connection with the Merger.

Any purchases by the Sponsor or Blue Ocean’s officers, directors and/or their affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. The Sponsor and Blue Ocean’s officers, directors and/or their affiliates will not make purchases of Blue Ocean Class A Shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act.

If third parties bring claims against Blue Ocean, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share (which was the amount per unit initially held in the Trust Account following the Blue Ocean IPO).

Blue Ocean’s placing of funds in the Trust Account may not protect those funds from third-party claims against Blue Ocean. Although Blue Ocean has sought and will seek to have all vendors, service providers (other than our independent auditors), prospective target businesses and other entities with which we do business execute agreements with Blue Ocean waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary duty or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against Blue Ocean’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Blue Ocean’s management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be significantly more beneficial to Blue Ocean than any alternative.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of Blue Ocean’s Public Shares, if Blue Ocean have not completed our business combination within the required time period, or upon the exercise of a redemption right in connection with Blue Ocean’s business combination, Blue Ocean will be required to provide for payment of claims of creditors that were not waived that may be brought against Blue Ocean within the 10 years following redemption. Accordingly, the per-share redemption amount received by Blue Ocean Public Shareholders could be less than the $10.00 per Public Share initially held in the Trust Account, due to claims of such creditors.

The Sponsor has agreed that it will be liable to Blue Ocean if and to the extent any claims by a third party (other than our independent auditors) for services rendered or products sold to us, or a prospective target business with which Blue Ocean has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. Blue Ocean has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of Blue Ocean. The Sponsor may not have sufficient funds available to satisfy those obligations. Blue Ocean has not asked the Sponsor to reserve for such obligations, and therefore, no funds are currently set aside to cover any such obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for Blue Ocean’s business combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, Blue Ocean may not be able to complete Blue Ocean’s business combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of Blue Ocean’s directors or officers will indemnify Blue Ocean for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

If, after Blue Ocean distributes the proceeds in the Trust Account to its public shareholders, Blue Ocean files an insolvency or bankruptcy petition or an involuntary insolvency or bankruptcy petition is filed against Blue Ocean that is not dismissed, a bankruptcy court may seek to recover such proceeds, and Blue Ocean and Blue Ocean’s board of directors may be exposed to claims of punitive damages.

If, after Blue Ocean distributes the proceeds in the Trust Account to Blue Ocean Public Shareholders, Blue Ocean files an insolvency or bankruptcy petition or an involuntary insolvency or bankruptcy petition is filed against Blue Ocean that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or insolvency laws as a voidable preference. As a result, a liquidator could seek to recover some or all amounts received by Blue Ocean Public Shareholders. In addition, Blue Ocean’s board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing it and Blue Ocean to claims of punitive damages, by paying public shareholders from the Trust Account prior to addressing the claims of creditors. Blue Ocean cannot assure you that claims will not be brought against Blue Ocean for these reasons.

If, before distributing the proceeds in the Trust Account to our public shareholders, Blue Ocean files an insolvency or bankruptcy petition or an involuntary insolvency or bankruptcy petition is filed against Blue Ocean that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per share amount that would otherwise be received by Blue Ocean Public Shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to Blue Ocean Public Shareholders, Blue Ocean files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against Blue Ocean that is not dismissed, the proceeds held in the Trust Account could be subject to applicable insolvency law, and may be included in Blue Ocean’s liquidation estate and subject to the claims of third parties with priority over the claims of Blue Ocean Public Shareholders. To the extent any liquidation claims deplete the Trust Account, the per share amount that would otherwise be received by Blue Ocean Public Shareholders in connection with Blue Ocean’s liquidation may be reduced.

Blue Ocean Public Shareholders may be held liable for claims by third parties against Blue Ocean to the extent of distributions received by them upon redemption of their Public Shares.

If Blue Ocean is forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, Blue Ocean was unable to pay its debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by Blue Ocean Public Shareholders. Furthermore, Blue Ocean’s directors may be viewed as having breached their fiduciary duties to Blue Ocean or Blue Ocean’s creditors or may have acted in bad faith, and thereby exposing themselves and our company to claims, by paying public shareholders from the Trust Account prior to addressing the claims of creditors. Blue Ocean cannot assure you that claims will not be brought against Blue Ocean for these reasons.

Blue Ocean’s public shareholders will experience immediate dilution as a consequence of the issuance of TNL Mediagene Ordinary Shares as consideration in the Merger and due to future issuances pursuant to our equity incentive plans. Having a minority share position may reduce the influence that Blue Ocean’s current shareholders have on the management of the combined company.

It is anticipated that, immediately following the Closing, (1) Blue Ocean’s public shareholders are expected to own approximately 6.19% (assuming the no redemptions scenario) and 0.00% (assuming the maximum redemption scenario) of the outstanding TNL Mediagene Ordinary Shares, (2) the TNL Mediagene shareholders are expected to collectively own approximately 82.75% (assuming the no redemptions scenario) or 89.58% (assuming the maximum redemption scenario) of the outstanding TNL Mediagene Ordinary Shares, and (3) Blue Ocean’s initial shareholders, including Blue Ocean Sponsor LLC (the “Sponsor”), are expected to own approximately 9.95% (assuming the no redemptions scenario) or 9.23% (assuming the maximum redemption scenario) of the outstanding TNL Mediagene Ordinary Shares. These percentages assume, at the low end of the range, a “no redemptions” scenario, whereby no additional redemptions from the Trust Account occur prior to the Closing, and, at the high end of the range, a “maximum redemptions” scenario, whereby all the public shareholders of Blue Ocean Class A Shares issued and outstanding redeem their shares prior to the Closing. These percentages are based on the assumptions that (i) TNL Mediagene issues 24,617,697 shares of TNL Mediagene Ordinary Shares to former shareholders of TNL Mediagene as of immediately prior to the Closing, (ii) the holders of the DaEX Conversion Rights and the 2024 TNL Mediagene Convertible Notes elect to redeem their conversion rights to receive 58,193 TNL Mediagene Ordinary Shares and 172,808 TNL Mediagene Ordinary Shares, respectively, (iii) the principal balance of the 2024 TNL Mediagene Subordinated Unsecured Convertible Note is converted to 96,993 TNL Mediagene Ordinary Shares and (iv) at minimum 2,534,891 Earn-Out Shares (or in the case of no redemptions scenario, 2,960,980 Earn-Out Shares) deferred under the Sponsor Lock-up and Support Agreement are issued without any further adjustments based on the Forfeiture Ratio. In addition, the anticipated share ownership information above excludes certain potential sources of dilution, among others, TNL Mediagene Ordinary Shares underlying TNL Mediagene’s granted stock options under TNL Mediagene’s 2015 Global Share Plan (the “2015 Plan”) and TNL Mediagene Ordinary Shares underlying the Public Warrants and the Blue Ocean Private Placement Warrants. If the actual facts are different from these assumptions, the percentage ownership retained by Blue Ocean’s existing public shareholders in the combined company will be different. See “Unaudited Pro Forma Condensed Combined Financial Information” for further information regarding these scenarios. For the details of shareholding among difference shareholders on a fully-diluted basis, including TNL Mediagene Ordinary Shares underlying TNL Mediagene’s granted stock options under the 2015 Plan, Public Warrants and Blue Ocean Private Placement Warrants, see also “Questions and

Answers About the Merger and the Extraordinary General Meeting — What equity stake will current TNL Mediagene shareholders and current Blue Ocean shareholders hold in the combined company immediately after the completion of the Merger, and what effect will potential sources of dilution have on such equity stake after the Closing”.

In addition, TNL Mediagene employees and consultants hold, and after the Merger, are expected to be granted, equity awards under our equity incentive plans. You will experience additional dilution when those equity awards become vested and settled or exercisable, as applicable, for TNL Mediagene Ordinary Shares.

The issuance of additional TNL Mediagene Ordinary Shares will significantly dilute the equity interests of existing holders of Blue Ocean securities and may adversely affect prevailing market prices for our Public Shares or Public Warrants.

Upon completion of the Merger, and assuming full issuance of the Earn-Out Shares deferred under the Sponsor Lock-up and Support Agreement, the Sponsor will beneficially own a significant equity interest in TNL Mediagene and may take actions that conflict with the interests of Blue Ocean’s public shareholders. The interests of the Sponsor may not align with the interests of Blue Ocean’s public shareholders in the future. The Sponsor and its affiliates are in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with TNL Mediagene. The Sponsor and its affiliates may also pursue acquisition opportunities that may be complementary to TNL Mediagene’s business and, as a result, those acquisition opportunities may not be available to the combined company. In addition, the Sponsor may have an interest in TNL Mediagene pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to the combined company and its shareholders.

Outstanding Blue Ocean Warrants will be assumed by TNL Mediagene and converted into corresponding TNL Mediagene Warrants exercisable for TNL Mediagene Ordinary Shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to TNL Mediagene’s shareholders.

Outstanding Public Warrants will be assumed by TNL Mediagene and converted into corresponding warrants to purchase TNL Mediagene Ordinary Shares pursuant to the terms of the Amended and Restated Warrant Agreement. These warrants will become exercisable at any time commencing on the date that is 30 days after the completion of the Merger. The exercise price of these warrants will be $11.50 per share, subject to certain adjustments. To the extent such warrants are exercised, additional TNL Mediagene Ordinary Shares will be issued, which will result in dilution to the holders of TNL Mediagene Ordinary Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of TNL Mediagene Ordinary Shares. However, there is no guarantee that the Public Warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless. See “— Even if the Merger is consummated, the Public Warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then outstanding Public Warrants approve of such amendment.”

The exercise price of the Blue Ocean Warrants is subject to potential adjustment in the event Blue Ocean issues additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a business combination at a price of less than $9.20 per share.

The Warrant Agreement governing the Blue Ocean Warrants provides that if (x) Blue Ocean issues additional ordinary shares or equity-linked securities for capital raising purposes in connection with its business combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by Blue Ocean’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any founder shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Merger on the date of the consummation of the Merger (net of redemptions), and (z) the volume weighted average trading price of Blue Ocean’s ordinary shares during the 20 trading day period starting on the trading day prior to the day on which we consummate the Merger (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price in the Blue Ocean Warrants will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price. Whether or not

this provision would result in anti-dilution adjustments to the Blue Ocean Warrants cannot be determined until after the consummation of the Merger. However, in the event that this provision was expected to be triggered, it could: (i) lead to an increase in the number of redemptions of Blue Ocean Class A Shares and (ii) make it more difficult to consummate the Merger.

If Blue Ocean Public Shareholders fail to properly demand redemption rights, they will not be entitled to redeem their Blue Ocean Class A Shares for a pro rata portion of the Trust Account.

Blue Ocean Public Shareholders may demand that Blue Ocean redeem their Blue Ocean Class A Shares for a pro rata portion of the Trust Account in connection with the completion of the Merger. In order to exercise their redemption rights, Blue Ocean Public Shareholders must deliver their Blue Ocean Class A Shares (either physically or electronically) to Blue Ocean’s transfer agent at least two (2) business days prior to the vote on the Merger at the extraordinary general meeting. Any Blue Ocean public shareholder who fails to properly demand redemption rights will not be entitled to redeem his, her, or its shares for a pro rata portion of the Trust Account. See “Extraordinary General Meeting of Blue Ocean — Redemption Rights” for the procedures to be followed if you wish to redeem your Blue Ocean Ordinary Shares for cash.

Blue Ocean Public Shareholders will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. Blue Ocean Public Shareholders may therefore be forced to redeem or sell their Blue Ocean Class A Shares or Public Warrants in order to liquidate their investment, potentially at a loss.

Blue Ocean’s shareholders will be entitled to receive funds from the Trust Account only: (i) in the event of the redemption of our Public Shares if we do not consummate an initial business combination within the completion window, (ii) in connection with a shareholder vote to amend the Blue Ocean Articles that would affect the substance or timing of our obligation to provide holders of our Blue Ocean Class A Shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination within the completion window or any amendment is made with respect to any other provision of the Blue Ocean Articles relating to the rights of holders of our Public Shares, and (iii) if they redeem their respective shares for cash upon the completion of the initial business combination. In addition, if Blue Ocean plans to redeem the Blue Ocean Class A Shares because Blue Ocean is unable to complete a business combination by the Extended Date, for any reason, compliance with Cayman Islands law may require that Blue Ocean submit a plan of dissolution to Blue Ocean’s then-existing shareholders for approval prior to the distribution of the proceeds held in the Trust Account. In that case, Blue Ocean’s shareholders may be forced to wait beyond the Extended Date, before they receive funds from the Trust Account. Accordingly, in order for Blue Ocean’s shareholders to liquidate their investment, they may be forced to sell their Blue Ocean Class A Shares or Public Warrants, potentially at a loss. See “Extraordinary General Meeting of Blue Ocean — Redemption Rights.”

Even if the Merger is consummated, the Public Warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then outstanding Public Warrants approve of such amendment.

The Public Warrants were issued in registered form under a Warrant Agreement, dated December 2, 2021, by and between Continental Stock Transfer & Trust Company, as warrant agent, and Blue Ocean. The Warrant Agreement provides (and the terms of the Amended and Restated Warrant Agreement will provide) that the terms of the Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding Public Warrants to make any other change that affects the interests of the registered holders of Public Warrants. Accordingly, we may amend the terms of the Public Warrants in a manner adverse to a holder if holders of at least 50% of the then outstanding Public Warrants approve of such amendment.

Blue Ocean may redeem the unexpired Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Public Warrants worthless.

Blue Ocean has the ability to redeem the outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant if, among other things, the last reported sale price of Blue Ocean Ordinary Shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which Blue Ocean sends the notice of redemption to the warrant holders (the

“Reference Value”) equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like). If and when the Public Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the Public Warrants as set forth above even if the holders are otherwise unable to exercise the Public Warrants. Redemption of the outstanding Public Warrants as described above could force you to: (i) exercise your Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so; (ii) sell your Public Warrants at the then-current market price when you might otherwise wish to hold your Public Warrants; or (iii) accept the nominal redemption price which, at the time the outstanding Public Warrants are called for redemption, Blue Ocean expects would be substantially less than the market value of your Public Warrants. Blue Ocean’s Class A Shares have never traded above $18.00 per share.

In addition, we have the ability to redeem the outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant if, among other things, the Reference Value equals or exceeds $10.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganization, recapitalizations and the like). In such case, the holders will be able to exercise their Public Warrants prior to the redemption for a number of Blue Ocean Ordinary Shares determined based on the redemption date and the fair market value of Blue Ocean Ordinary Shares.

Blue Ocean has no obligation to notify holders of the Public Warrants that they have become eligible for redemption. However, pursuant to the Warrant Agreement, in the event Blue Ocean decides to redeem the Public Warrants, Blue Ocean is required to mail notice of such redemption to the registered warrant holders not less than 30 days prior to the redemption date. The Public Warrants may be exercised any time after notice of redemption is given and prior to the redemption date. None of the Blue Ocean Private Placement Warrants will be redeemable by Blue Ocean so long as they are held by the Sponsor or its permitted transferees; provided the Blue Ocean Private Placement Warrants may be redeemed in accordance with the Warrant Agreement (and must be redeemed if the Public Warrants are being redeemed) if the Reference Value equals or exceeds $10.00 per share and does not equal or exceed $18.00 per share.

If Blue Ocean’s due diligence investigation of TNL Mediagene was inadequate, then Blue Ocean Public Shareholders (as shareholders of TNL Mediagene following the Merger) could lose some or all of their investment.

Even though Blue Ocean conducted a due diligence investigation of TNL Mediagene, Blue Ocean cannot be sure that this diligence uncovered all material issues that may be present with respect to its business (whether as related to TNL or Mediagene separately before their combination or as a combined company thereafter), or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of their respective control will not later arise that could adversely affect their respective businesses, financial condition or results of operations.

A shareholder-approved amendment to the Blue Ocean Articles removed the limitation that Blue Ocean may not redeem Public Shares in an amount that would cause Blue Ocean’s net tangible assets to be less than $5,000,001 contained therein. The parties to the Merger Agreement have waived the closing condition that requires TNL Mediagene to have at least $5,000,001 of net tangible assets immediately after the Effective Time upon the Closing. Accordingly, the Merger may be consummated even if the TNL Mediagene Ordinary Shares would be a “penny stock” upon the Closing.

On August 29, 2023, Blue Ocean held the Extension Meeting. At the Extension Meeting, among other things, Blue Ocean Public Shareholders approved an amendment to the Blue Ocean Articles to remove the limitation that Blue Ocean may not redeem Public Shares in an amount that would cause Blue Ocean’s net tangible assets to be less than $5,000,001 (the “Redemption Limitation”). The purpose of the Redemption Limitation was to ensure that Blue Ocean would not be subject to the “penny stock” rules of the SEC as long as it adhered to the Redemption Limitation, and therefore not be deemed a “blank check company” as defined under Rule 419 of the Securities Act because it complied with Rule 3a51-1(g)(1) (the “NTA Rule”). However, because the NTA Rule is one of several exclusions from the “penny stock” rules of the SEC, Blue Ocean recommended that shareholders remove the Redemption Limitation from the Blue Ocean Articles, because Blue Ocean could rely on another exclusion which relates to Blue Ocean being listed on Nasdaq (Rule 3a51-1(a)(2)) (the “Exchange Rule”). For so long as the Public Shares remain listed on Nasdaq, the Public Shares would not be deemed to be a “penny stock” under the Exchange Rule. Another exclusion from the “penny stock” rule that TNL Mediagene could potentially rely on after the Closing is the requirement that the TNL Mediagene Ordinary Shares have a price of $5.00 or more (the “$5.00 Price Rule”). However, we cannot assure you that the TNL Mediagene Ordinary Shares will be listed on Nasdaq at the Closing or that the TNL Mediagene Ordinary Shares would comply with the $5.00 Price Rule.

If TNL Mediagene has less than $5,000,001 of net tangible assets immediately after the Effective Time, such that it does not meet the NTA Rule, if the TNL Mediagene Ordinary Shares are not listed on Nasdaq or another national securities exchange, either due to the TNL Mediagene Ordinary Shares not being approved for listing or due to a subsequent delisting of the TNL Mediagene Ordinary Shares, such that it does not satisfy the Exchange Rule, if the trading price of the TNL Mediagene Ordinary Shares is less than $5.00, such that it does not meet the $5.00 Price Rule, and if no other exclusion from the “penny stock” rules apply, then we expect that the TNL Mediagene Ordinary Shares would be a “penny stock” upon Closing. The parties have waived the closing condition in the Merger Agreement relating to TNL Mediagene’s net tangible assets. If the parties subsequently consummate the Merger at a time when the TNL Mediagene Ordinary Shares are a “penny stock”, such event will require brokers trading in TNL Mediagene Ordinary Shares to adhere to more stringent rules. For example, brokers trading in TNL Mediagene Ordinary Shares would be required to deliver a standardized risk disclosure document, which specifies information about penny stocks and the nature and significance of risks of the penny stock market. The broker dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker dealer and any salesperson in the transaction, and monthly account statements indicating the market value of each penny stock held in the customer’s account. In addition, the penny stock rules require that, prior to effecting a transaction in a penny stock not otherwise exempt from those rules, the broker dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. If the TNL Mediagene Ordinary Shares is a “penny stock”, these disclosure requirements may have the effect of reducing the trading activity in the secondary market for the TNL Mediagene Ordinary Shares. The penny stock rules are burdensome and may reduce purchases of any offerings and reduce the trading activity for TNL Mediagene Ordinary Shares. If the TNL Mediagene Ordinary Shares are subject to the penny stock rules, the holders of such TNL Mediagene Ordinary Shares may find it more difficult to sell their shares.

Because the market price of TNL Mediagene Ordinary Shares will fluctuate, TNL Mediagene shareholders cannot be sure of the value of the merger consideration they will receive.

The market value of TNL Mediagene securities at the effective time of the Merger may vary significantly from their respective values on the date the Merger Agreement was executed or at other dates. Because the exchange ratio with respect to the TNL Mediagene Ordinary Shares to be issued in the Merger is fixed and will not be adjusted to reflect any changes in the market value of shares of Blue Ocean Class A Shares, the market value of the TNL Mediagene Ordinary Shares issued in connection with the Merger may be higher or lower than the values of those shares on earlier dates, and may be higher or lower than the value used to determine the exchange ratio. Stock price changes may result from a variety of factors, including changes in the business, operations or prospects of Blue Ocean, regulatory considerations, and general business, market, industry or economic conditions. Many of these factors are outside of the control of Blue Ocean.

The market price of TNL Mediagene Ordinary Shares after the Merger may be affected by factors different from those currently affecting the price of shares of Blue Ocean.

Upon completion of the Merger, Blue Ocean shareholders will become holders of TNL Mediagene Ordinary Shares. Prior to the Merger, Blue Ocean has had limited operations. Upon completion of the Merger, TNL Mediagene’s results of operations will depend upon the performance of TNL Mediagene, which is affected by factors that are different from those currently affecting the results of operations of Blue Ocean.

If the Merger’s benefits do not meet the expectations of financial analysts, the market price of TNL Mediagene Ordinary Shares may decline.

The market price of the TNL Mediagene Ordinary Shares may decline as a result of the Merger if the combined company does not achieve the perceived benefits of the Merger as rapidly, or to the extent anticipated by, financial analysts or the effect of the Merger on the combined company’s financial results is not consistent with the expectations of financial analysts. Accordingly, holders of Blue Ocean securities may experience a loss as a result of a decline in the market price of TNL Mediagene Ordinary Shares. In addition, a decline in the market price of TNL Mediagene Ordinary Shares could adversely affect TNL Mediagene’s ability to issue additional securities and to obtain additional financing in the future.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

Termination of the Merger Agreement could negatively impact Blue Ocean.

If the Merger is not completed for any reason, including as a result of Blue Ocean shareholders declining to approve the proposals required to effect the Merger, the ongoing businesses of Blue Ocean may be adversely impacted and, without realizing any of the anticipated benefits of completing the Merger, Blue Ocean would be subject to a number of risks, including the following:

•        Blue Ocean may experience negative reactions from the financial markets, including negative impacts on its share price (including to the extent that the current market price reflects a market assumption that the Merger will be completed);

•        Blue Ocean will have incurred substantial expenses and will be required to pay certain costs relating to the Merger, whether or not the Merger is completed; and

•        since the Merger Agreement restricts the conduct of Blue Ocean’s businesses prior to completion of the Merger, Blue Ocean may not have been able to take certain actions during the pendency of the Merger that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available (see “Proposal One — The Business Combination Proposal — Interests of Certain Persons in the Merger” of this proxy statement/prospectus for a description of the restrictive covenants applicable to Blue Ocean).

If the Merger Agreement is terminated and Blue Ocean’s board of directors seeks another business combination target, Blue Ocean shareholders cannot be certain that Blue Ocean will be able to find another acquisition target that would constitute a business combination or that such other business combination will be completed. See “Proposal One — The Business Combination Proposal — Interests of Certain Persons in the Merger.”

TNL Mediagene will be subject to business uncertainties and contractual restrictions while the Merger is pending.

Uncertainty about the effect of the Merger on employees and other business participants may have an adverse effect on TNL Mediagene and consequently on Blue Ocean. These uncertainties may impair TNL Mediagene’s ability to attract, retain and motivate key personnel until the Merger is completed, and could cause others that deal with TNL Mediagene to seek to change existing business relationships with TNL Mediagene. Retention of certain employees may be challenging during the pendency of the Merger, as certain employees may experience uncertainty about their future roles. If key employees depart because of issues relating to the uncertainty or a desire not to remain with the business, the combined company’s business following the Merger could be negatively impacted. In addition, the Merger Agreement restricts TNL Mediagene from making certain expenditures and taking other specified actions without the consent of Blue Ocean until the Merger occurs. These restrictions may prevent TNL Mediagene from pursuing attractive business opportunities that may arise prior to the completion of the Merger. See “Proposal One — The Business Combination Proposal.”

The Merger will result in changes to Blue Ocean’s board of directors that may affect the strategy of Blue Ocean.

If the parties complete the Merger, the composition of the TNL Mediagene’s board of directors will change from Blue Ocean’s current board of directors. The TNL Mediagene’s board of directors will consist of seven members. This new composition of the TNL Mediagene Board may affect the business strategy and operating decisions of the combined company upon the completion of the Merger.

Neither Blue Ocean nor its shareholders will have the protection of any indemnification, escrow, purchase price adjustment or other provisions that allow for a post-closing adjustment to be made to the merger consideration in the event that any of the representations and warranties made by TNL Mediagene in the Merger Agreement ultimately proves to be inaccurate or incorrect.

The representations and warranties contained in the Merger Agreement will not survive the completion of the Merger, and only the covenants and agreements that by their terms survive such time will do so. As a result, Blue Ocean and its shareholders will not have the protection of any indemnification, escrow, purchase price adjustment or other provisions that allow for a post-closing adjustment to be made to the merger consideration if any representation or warranty made by TNL Mediagene in the Merger Agreement proves to be inaccurate or incorrect. Accordingly, to the extent such representations or warranties are incorrect, our financial condition or results of operations could be adversely affected.

The Merger may not qualify as a reorganization under Section 368(a) of the Code, in which case U.S. Holders of Blue Ocean Ordinary Shares and Public Warrants would generally recognize gain or loss for U.S. federal income tax purposes.

The parties intend for U.S. federal income tax purposes the Merger also qualifies as a tax-deferred reorganization within the meaning of Section 368(a) of the Code (a “Reorganization”) to the extent the applicable requirements are satisfied. There are significant factual and legal uncertainties as to whether the Merger will qualify as a Reorganization, including that the assets of Blue Ocean are only investment-type assets and that it cannot be determined until following the closing of the Merger whether TNL Mediagene will continue a significant line of Blue Ocean’s historic business or use a significant portion of Blue Ocean’s historic business assets. Under Section 368(a) of the Code, a transaction must satisfy certain requirements, including, among others, that the acquiring corporation (or, in the case of certain reorganizations structured similarly to the Merger, its corporate parent) continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business. However, due to the absence of guidance bearing directly on how the above rules apply in the case of an acquisition of a corporation with no active business and only investment-type assets, such as Blue Ocean, we cannot provide guidance on whether the Merger qualifies as a reorganization under Section 368(a) of the Code. In addition, the treatment of the Merger as a reorganization would depend on whether sufficient shareholders of Blue Ocean exchange their Public Shares for TNL Mediagene Ordinary Shares rather than redeem them for cash. If a significant number of shareholders of Blue Ocean decide to redeem their Public Shares, the “continuity of business enterprise” requirement that is necessary to qualify as a reorganization under Section 368(a) of the Code may not be satisfied. Qualification of the Merger as a Reorganization is not free from doubt and the IRS or a court could take a different position. Moreover, qualification of the Merger as a Reorganization is based on facts which will not be known until the closing of the Merger. As a result, legal counsel to Blue Ocean on U.S. federal income tax matters is not able to render an opinion as to the qualification of the Reorganization under Section 368(a) of the Code. The closing of the Merger is not conditioned upon the receipt of an opinion of counsel that the Merger so qualifies for such tax-deferred treatment, and neither Blue Ocean nor TNL Mediagene intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Merger. The IRS may disagree with the description of U.S. federal income tax consequences contained herein, and its determination may be upheld by a court. Accordingly, no assurance can be given that the Merger will qualify for tax-deferred treatment under Section 368(a) of the Code.

If any requirement of Section 368(a) of the Code is not met, then a U.S. Holder will generally recognize gain or loss in an amount equal to the difference between the fair market value of TNL Mediagene Ordinary Shares and TNL Mediagene Warrants received in the Merger, over such U.S. Holder’s aggregate adjusted tax basis in the corresponding Blue Ocean Ordinary Shares and Blue Ocean Warrants surrendered by such U.S. Holder in the Merger.

Additionally, even if the Merger qualifies as a Reorganization, proposed Treasury Regulations promulgated under Section 1291(f) of the Code and certain other PFIC rules (which have retroactive effective dates) generally require that a U.S. person who disposes of stock of a PFIC (including for this purpose, under a proposed Treasury Regulation that generally treats an “option” to acquire the stock of a PFIC as stock of the PFIC, exchanging Blue Ocean Warrants for newly issued TNL Mediagene Warrants in the Merger) must recognize gain equal to the excess of the fair market value of such PFIC stock over its adjusted tax basis, notwithstanding any other provision of the Code. Blue Ocean believes that it is likely classified as a PFIC for U.S. federal income tax purposes. As a result, these proposed Treasury Regulations, if finalized in their current form, would generally require a U.S. holder of Blue Ocean Ordinary Shares to recognize gain under the PFIC rules on the exchange of Blue Ocean Ordinary Shares for TNL Mediagene Ordinary Shares pursuant to the Merger unless such U.S. Holder has made certain tax elections with respect to such U.S. Holders’ Blue Ocean Ordinary Shares. These proposed Treasury Regulations, if finalized in their current form, would also apply to a U.S. Holder who exchanges Blue Ocean Warrants for newly issued TNL Mediagene Warrants; under current law, however, the elections mentioned above do not apply to Blue Ocean Warrants. Any gain recognized from the application of the PFIC rules described above would be taxable income with no corresponding receipt of cash. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on complex rules designed to offset the tax deferral to such U.S. Holder on the undistributed earnings, if any, of Blue Ocean. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such Treasury Regulations would apply. For a more complete discussion of the potential application of the PFIC rules to U.S. holders as a result of the Merger, see “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Considerations of the Merger to U.S. Holders — Application of the PFIC Rules to the Merger.”

U.S. Holders of Blue Ocean Ordinary Shares and Blue Ocean Warrants should consult their tax advisors to determine the tax consequences if the Merger does not qualify as a reorganization withing the meaning of Section 368(a) of the Code and the application of the PFIC rule to their specific situations in connection with the Merger. For a more detailed description of the U.S. federal income tax consequences associated with the Merger, see “Material U.S. Federal Income Tax Considerations.”

Risks Related to the Redemption Rights

The ability of Blue Ocean Public Shareholders to exercise redemption rights with respect to a large number of Blue Ocean Ordinary Shares could increase the probability that the Merger would be unsuccessful and that you would have to wait for liquidation in order to redeem Blue Ocean Ordinary Shares.

If the Merger is not consummated, Blue Ocean Public Shareholders will not be entitled to receive a pro rata portion of the Trust Account until the earliest of (i) the completion of an alternative business combination, and then only in connection with those Public Shares that such shareholders properly elected to redeem, subject to the limitations described herein, (ii) the redemption of Public Shares properly tendered in connection with a vote by Blue Ocean to make certain amendments to the Blue Ocean Articles, and (iii) the redemption of Public Shares upon liquidation of the Trust Account if Blue Ocean has not consummated a business combination by December 7, 2024 (or such later date as may be approved by Blue Ocean Public Shareholders). If you are in need of immediate liquidity, you could attempt to sell your Blue Ocean Ordinary Shares in the open market; however, at such time Blue Ocean Ordinary Shares may trade at a discount to the pro rata amount per share in the Trust Account. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with Blue Ocean’s redemption until Blue Ocean liquidates or you are able to sell your Blue Ocean Ordinary Shares in the open market.

Blue Ocean Public Shareholders, together with any affiliates of theirs or any other person with whom they are acting in concert or as a “group,” will be restricted from seeking redemption rights with respect to more than 15% of the Public Shares.

A Blue Ocean Public Shareholder, together with any affiliate or any other person with whom such shareholder is acting in concert or as a “group,” will be restricted from seeking redemption rights with respect to more than 15% of the Public Shares. Accordingly, if you hold more than 15% of the Public Shares and the Business Combination Proposal is approved, you will not be able to seek redemption rights with respect to the full amount of your shares and may be forced to hold the shares in excess of 15% or sell them in the open market. Blue Ocean cannot assure you that the value of such excess shares will appreciate over time following the Merger or that the market price of Blue Ocean Ordinary Shares will exceed the per-share redemption price.

We cannot be certain as to the number of Public Shares that will be redeemed and the potential impact to Blue Ocean Public Shareholders who do not elect to redeem their Public Shares. There is no guarantee that a Blue Ocean Public Shareholder’s decision to redeem his, her or its Public Shares for a pro rata portion of the Trust Account will put the shareholder in a better future economic position.

There is no assurance as to the price at which a Blue Ocean Public Shareholder may be able to sell his, her or its TNL Mediagene Ordinary Shares in the future following the completion of the Merger or his, her or its Public Shares with respect to any alternative business combination. Certain events following the consummation of any initial business combination, including the Transactions and redemption of Public Shares, may cause an increase or decrease in the share price and may result in a lower value realized now than a Blue Ocean Public Shareholder might realize in the future had the shareholder not redeemed his, her or its shares. Similarly, if a Blue Ocean Public Shareholder does not redeem his, her or its Public Shares, the shareholder will bear the risk of ownership of the Public Shares after the consummation of any initial business combination, and there can be no assurance that a shareholder can sell his, her or its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A shareholder should consult the shareholder’s tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

On October 22, 2024, the most recent practicable date prior to the date of this proxy statement/prospectus, the closing price per Public Share on Nasdaq was $11.48. Blue Ocean Public Shareholders should be aware that, while we are unable to predict the price per share of TNL Mediagene Ordinary Share (as converted from Blue Ocean Class A Shares in accordance with the terms of the Merger Agreement) following the consummation of the Merger (and accordingly, the potential impact of redemptions on the per share value of Public Shares owned by non-redeeming Blue Ocean Public Shareholders), we expect that more Blue Ocean Public Shareholders may elect to redeem their Public Shares if the price of the Public Share is below the projected redemption price of $10.20 per share, and that more Blue Ocean Public Shareholders may elect not to redeem their Public Shares if the price of the Public Share is above the projected redemption price of $10.20 per share. Each Public Share that is redeemed will represent both (i) a reduction, equal to the amount of the redemption price, of the cash that will be available to TNL Mediagene from the Trust Account and (ii) a corresponding increase in each Blue Ocean Public Shareholder’s pro rata ownership interest in TNL Mediagene following the Closing. Based on an estimated per share redemption price of approximately $11.30 per share, which was calculated based on $20,811,005 in the Trust Account as of June 30, 2024, a hypothetical 1% increase or decrease in the number of Public Shares redeemed would result in a decrease or increase, respectively, of $208,110 of cash available in the Trust Account. In addition, if a Blue Ocean Public Shareholder does not redeem his, her or its Public Shares, but other Blue Ocean Public Shareholders do elect to redeem, the non-redeeming Blue Ocean Public Shareholders would own shares with different book value per share and different net loss per share depending on the level of redemption. See “Unaudited Pro Forma Condensed Combined Financial Information” for the per share pro forma book value and net loss of TNL Mediagene Ordinary Shares at Closing.

Finally, if a Blue Ocean Public Shareholder exercises his, her or its redemption rights, such exercise will not result in the loss of any warrants that such Blue Ocean Public Shareholder may hold. Even if Blue Ocean Public Shareholders holding 1,841,950 Public Shares exercise their redemption rights, which is the maximum number of Public Shares that could be redeemed by Blue Ocean Public Shareholders, 9,487,500 TNL Mediagene Ordinary Shares underlying the Public Warrants will remain outstanding. Accordingly, if a substantial number of, but not all, Blue Ocean Public Shareholders exercise their redemption rights, any non-redeeming Blue Ocean Public Shareholders would experience dilution to the extent such Public Warrants are exercised and additional TNL Mediagene Ordinary Shares are issued.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this proxy statement/prospectus, including statements regarding TNL Mediagene’s, Blue Ocean’s or the combined company’s future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, TNL Mediagene’s or Blue Ocean’s expectations concerning the outlook for their or the combined company’s business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the combined company as set forth in the sections of this proxy statement/prospectus titled “Proposal One — The Business Combination Proposal — Blue Ocean’s Board of Directors’ Reasons for the Merger.” Forward-looking statements also include statements regarding the expected benefits of the proposed Merger between TNL Mediagene and Blue Ocean.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

•        TNL Mediagene derives a significant portion of its revenue from its relationships with the businesses to whom it provides digital media content and related advertising technology and data analytics services, including advertising and consumer data-related services, marketing services and other services;

•        the market for digital advertising for brands is continuously and rapidly evolving. If this market develops more slowly or differently than TNL Mediagene expects, or it fails to respond successfully to changes in the market, TNL Mediagene’s business, growth prospects and financial condition could be adversely affected;

•        changes to TNL Mediagene’s existing content and services could fail to attract users and advertisers or fail to generate revenue;

•        TNL Mediagene may not be able to successfully integrate the TNL and the Mediagene businesses and may continue to incur significant costs to integrate with and support Mediagene. TNL Mediagene also may not realize the anticipated benefits of the merger because of difficulties related to the integration, the achievement of such synergies, and other challenges faced by TNL Mediagene;

•        the loss of key personnel, or TNL Mediagene’s failure to attract and retain other highly qualified personnel in the future, could harm its business;

•        failure to comply with laws and regulations with respect to privacy, data protection and consumer marketing practices could adversely affect TNL Mediagene’s business;

•        the use of AI tools in TNL Mediagene’s business may cause brand or reputational harm, competitive harm, or legal liability;

•        TNL Mediagene’s business relies on certain trademarks, copyrights and other intellectual property rights that are licensed from third-party licensors. TNL Mediagene does not control these rights and any loss of its rights to the third-party licensors could materially adversely affect TNL Mediagene’s business;

•        use of third-party content creators and social media influencers may materially and adversely affect TNL Mediagene’s reputation;

•        TNL Mediagene depends on AWS for the vast majority of its compute, storage, data transfer and other services. Any disruption of, degradation in or interference with TNL Mediagene’s use of AWS could negatively affect its operations and harm its business, revenue and financial results;

•        TNL Mediagene’s business is subject to complex and evolving laws and regulations of the jurisdictions in which it operates, primarily Japan and Taiwan. These laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to TNL Mediagene’s business practices, monetary penalties, temporary or permanent restraining orders and injunctions, increased cost of operations or declines in user growth and engagement with TNL Mediagene’s brands and content, or otherwise harm its business;

•        Blue Ocean may not be able to complete the Merger or any other business combination within the prescribed timeframe, in which case Blue Ocean would cease all operations, except for the purpose of winding up, and Blue Ocean would redeem the Blue Ocean Class A Shares and liquidate;

•        Blue Ocean and TNL Mediagene will incur significant transaction and transition costs in connection with the Merger;

•        the announcement of the proposed Merger could disrupt TNL Mediagene’s relationships with its suppliers, business partners and others, as well as its operating results and business generally;

•        the Merger is subject to the satisfaction or waiver of certain conditions, which may not be satisfied or waived on a timely basis, if at all; and

•        the other matters described in “Risk Factors” beginning on page 24 may adversely affect TNL Mediagene’s operations or otherwise harm its business.

In addition, the Merger is subject to the satisfaction of the closing conditions set forth in the Merger Agreement and the absence of events that could give rise to the termination of the Merger Agreement, including, but not limited to, the possibility that the Merger does not close, and risks that the proposed Merger disrupts current plans and operations and business relationships, or poses difficulties in attracting or retaining employees for TNL Mediagene.

TNL Mediagene and Blue Ocean caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this proxy statement/prospectus. Neither TNL Mediagene nor Blue Ocean undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that TNL Mediagene or Blue Ocean will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Merger, in Blue Ocean’s public filings with the SEC or, upon and following the consummation of the Merger, in TNL Mediagene’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult. For additional information, please see “Where You Can Find More Information” on page 265.

Market, ranking and industry data used throughout this proxy statement/prospectus, including statements regarding market size, are based on the good faith estimates of TNL Mediagene’s management, which in turn are based upon TNL Mediagene’s management’s review of internal surveys, independent industry surveys and publications, including reports by Google Analytics, Semrush Holdings Inc., Statista GmbH, the U.S. Census Bureau and Pew Research Center and other third-party research and publicly available information. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While TNL Mediagene is not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk Factors” and “TNL Mediagene’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this proxy statement/prospectus.

EXTRAORDINARY GENERAL MEETING OF BLUE OCEAN SHAREHOLDERS

General

Blue Ocean is furnishing this proxy statement/prospectus to its shareholders as part of the solicitation of proxies by its board of directors for use at the extraordinary general meeting of Blue Ocean shareholders and at any adjournment or postponement thereof. This proxy statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the extraordinary general meeting.

Date, Time and Place of Extraordinary General Meeting of Blue Ocean Public Shareholders

The extraordinary general meeting will be held on         , 2024, at         ,        time, at         .

Purpose of the Blue Ocean Extraordinary General Meeting

At the extraordinary general meeting, Blue Ocean is asking its shareholders:

•        Proposal One — The Business Combination Proposal — to consider and vote upon, as an ordinary resolution, a proposal to approve, ratify and authorize the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A-1, Annex A-2 and Annex A-3, and the transactions contemplated therein, including the Merger;

•        Proposal Two — The Merger Proposal — to consider and vote upon, as a special resolution, a proposal to approve and authorize the Merger and the Plan of Merger, substantially in the form attached to this proxy statement/prospectus as Annex C; and

•        Proposal Three — The Adjournment Proposal — to consider and vote upon, as an ordinary resolution, a proposal to adjourn the extraordinary general meeting to a later date or dates to be determined by the chairman of the extraordinary general meeting, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, there are not sufficient votes to approve one or more proposals presented to shareholders for a vote.

Recommendation of Blue Ocean’s Board of Directors

Blue Ocean’s board of directors has determined that each of the proposals outlined above is fair to and in the best interests of Blue Ocean and its shareholders and recommended that Blue Ocean shareholders vote “FOR” the Business Combination Proposal, “FOR” the Merger Proposal and “FOR” the Adjournment Proposal, if presented.

Record Date; Persons Entitled to Vote

Blue Ocean shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned Blue Ocean Ordinary Shares at the close of business on, which is the record date for the extraordinary general meeting. Shareholders will have one vote for each Blue Ocean Ordinary Share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were Blue Ocean Ordinary Shares outstanding, of which were Public Shares.

Quorum

A quorum is the minimum number of Blue Ocean Ordinary Shares that must be present to hold a valid meeting. Holders of one-third of Blue Ocean Ordinary Shares on the record date issued and outstanding and entitled to vote at the Blue Ocean extraordinary general meeting, present in person or represented by proxy, constitute a quorum. Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or nominee) or if you vote online. Abstentions will count as present for the purposes of establishing a quorum. In the absence of a quorum, the chairman of the meeting has power to adjourn the extraordinary general meeting. As of the record date, [•] Blue Ocean Ordinary Shares would be required to achieve a quorum.

Vote Required

Voting on all resolutions at the extraordinary general meeting will be conducted by way of a poll vote. The Blue Ocean Class A Shares and Blue Ocean Class B Shares are entitled to vote together as a single class on all matters to be considered at the extraordinary general meeting. The proposals to be presented at the extraordinary general meeting will require the following votes:

•        Business Combination Proposal — The approval of the Business Combination Proposal will require an ordinary resolution under Cayman Islands law and pursuant to the Blue Ocean Articles, being the affirmative vote of shareholders holding a majority of the Blue Ocean Ordinary Shares which are entitled to vote and which are voted on such resolution in person or by proxy at the extraordinary general meeting at which a quorum is present.

•        Merger Proposal — The approval of the Merger Proposal will require a special resolution under Cayman Islands law and pursuant to the Blue Ocean Articles, being the affirmative vote of shareholders holding at least two-thirds of the Blue Ocean Ordinary Shares which are entitled to vote and which are voted on such resolution in person or by proxy at the extraordinary general meeting at which a quorum is present.

•        Adjournment Proposal — The approval of the Adjournment Proposal will require an ordinary resolution under Cayman Islands law and pursuant to the Blue Ocean Articles, being the affirmative vote of shareholders holding a majority of the Blue Ocean Ordinary Shares which are entitled to vote and which are voted on such resolution in person or by proxy at the extraordinary general meeting at which a quorum is present.

Brokers are not entitled to vote on the Business Combination Proposal, the Merger Proposal or the Adjournment Proposal absent voting instructions from the beneficial holder. Abstentions and broker nonvotes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal.

Voting Your Shares — Shareholders of Record

If you are a holder of record of Blue Ocean Ordinary Shares, there are two ways to vote your Blue Ocean Ordinary Shares at the extraordinary general meeting:

By Mail.    You may vote by proxy by completing the enclosed proxy card and returning it in the postage-paid return envelope so that it is received by Blue Ocean no later than 48 hours before the time appointed for the holding of the extraordinary general meeting (or, in the case of an adjournment, no later than 48 hours before the time appointed for the holding of the adjourned meeting). If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted “FOR” all of the proposals in accordance with the recommendation of Blue Ocean’s board of directors. Proxy cards received after the time specified above will not be counted.

In Person.    You may attend the extraordinary general meeting and vote in person. See “Questions and Answers about the Merger and the Extraordinary General Meeting — When and where will the extraordinary general meeting take place?” for more information.

Voting Your Shares — Beneficial Owners

If you hold your Blue Ocean Ordinary Shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the Blue Ocean Ordinary Shares you beneficially own are properly counted. If you hold your Blue Ocean Ordinary Shares in “street name” and you wish to attend the extraordinary general meeting and vote in person, you must obtain a legal proxy from the shareholder of record. Holders should contact their broker, bank or nominee for instructions regarding obtaining a proxy.

Revoking Your Proxy

If you are a holder of record of Blue Ocean Ordinary Shares and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•        you may send another signed proxy card to Blue Ocean so that it is received no later than 48 hours before the time appointed for the holding of the extraordinary general meeting (or, in the case of an adjournment, no later than 48 hours before the time appointed for the holding of the adjourned meeting);

•        you may notify Blue Ocean’s board of directors in writing, prior to the vote at the extraordinary general meeting, that you have revoked your proxy; or

•        you may attend the extraordinary general meeting and vote in person, although your attendance alone will not revoke any proxy that you have previously given.

If you hold your Blue Ocean Ordinary Shares in “street name,” you may submit new instructions on how to vote your shares by contacting your broker, bank or nominee.

Who Can Answer Your Questions About Voting Your Shares

If you are a Blue Ocean shareholder and have any questions about how to vote or direct a vote in respect of your Blue Ocean Ordinary Shares, you may contact Morrow Sodali LLC, Blue Ocean’s proxy solicitor, at:

Morrow Sodali LLC
333 Ludlow Street, 5th Floor, South Tower
Stamford, CT 06902
Individuals call toll-free (800) 662-5200
Banks and brokers call (203) 658-9400
Email: BOCN.info@investor.morrowsodali.com

Redemption Rights

Blue Ocean Public Shareholders may redeem their Public Shares for cash, regardless of whether they vote for or against, or whether they abstain from voting on, the Business Combination Proposal. Any Blue Ocean Public Shareholder may request that Blue Ocean redeem such Public Shares for a pro rata portion of the funds deposited in the Trust Account (which, for illustrative purposes, was $[    ] per share as of [    ], 2024, the extraordinary general meeting record date), calculated as of two business days prior to the consummation of the Merger in accordance with the Blue Ocean Articles. If a Blue Ocean Public Shareholder properly seeks redemption as described in this section and the Merger is consummated, Blue Ocean will redeem their Public Shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own these shares following the Merger.

Notwithstanding the foregoing, a Blue Ocean Public Shareholder, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the Public Shares. Accordingly, all Public Shares in excess of 15% held by a Blue Ocean Public Shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed for cash.

Holders of Founder Shares will not have redemption rights with respect to such shares.

If you are a Blue Ocean Public Shareholder and wish to exercise your redemption rights, you must:

•        if you hold Public Shares through Blue Ocean Units, elect to separate your Blue Ocean Units into the underlying Public Shares and Public Warrants prior to exercising your redemption rights with respect to the Public Shares;

•        submit a written request to Continental Stock Transfer & Trust Company, Blue Ocean’s transfer agent, in which you (i) request that Blue Ocean redeem all or a portion of your Public Shares for cash, and (ii) identify yourself as the beneficial holder of the Public Shares and provide your legal name, phone number and address; and

•        either tender your share certificates (if any) to Continental Stock Transfer & Trust Company, Blue Ocean’s transfer agent, or deliver your Public Shares to the transfer agent electronically using The Depository Trust Company’s Deposit/Withdrawal at Custodian (DWAC) System.

Holders must complete the procedures for electing to redeem their Public Shares in the manner described above on or prior to 5:00 p.m., Eastern time, on             , 2024, two business days prior to the extraordinary general meeting, in order for their Public Shares to be redeemed. If you hold the shares in “street name,” you will have to coordinate with your broker, bank or nominee to have the Public Shares you beneficially own certificated and delivered electronically.

Holders of Blue Ocean Units must elect to separate the Blue Ocean Units into the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares.

There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $80.00, and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Merger is not consummated this may result in an additional cost to shareholders for the return of their shares.

Blue Ocean’s transfer agent can be contacted at the following address:

Continental Stock Transfer & Trust Company
One State Street, 30th Floor
New York, New York 10004
Attn: SPAC Redemption Team
Email: spacredemptions@continentalstock.com

Any request to redeem such shares, once made, may be withdrawn at any time up to the vote on the Business Combination Proposal at the extraordinary general meeting. Furthermore, if a Blue Ocean Public Shareholder delivered his, her or its share certificate to the transfer agent and subsequently decides prior to the applicable date not to elect to exercise redemption rights, he, she or it may simply request that the transfer agent return his, her or its share certificates (physically or electronically). Such a request must be made by contacting Continental Stock Transfer & Trust Company, Blue Ocean’s transfer agent, at the phone number or address set out above.

If the Merger is not completed for any reason, then Blue Ocean Public Shareholders who elected to exercise their redemption rights will not be entitled to redeem their shares for a pro rata portion of the funds deposited in the Trust Account. In such case, Blue Ocean rest will promptly return any share certificates or Public Shares tendered for redemption by Blue Ocean Public Shareholders.

The closing price of Blue Ocean Class A Shares on         , the extraordinary general meeting record date, was $        . The cash held in the Trust Account on such date was approximately $         ($        per Public Share). Prior to exercising redemption rights, shareholders should verify the market price of Blue Ocean Class A Shares as they may receive higher proceeds from the sale of their Blue Ocean Class A Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Blue Ocean cannot assure its shareholders that they will be able to sell their Blue Ocean Class A Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.

If a Blue Ocean Public Shareholder exercises his, her or its redemption rights, then he, she or it will be exchanging his, her or its Blue Ocean Class A Shares for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if, prior to the deadline for submitting redemption requests, you properly request redemption by following the procedure described above, and the Merger is consummated.

If a Blue Ocean Public Shareholder exercises his, her or its redemption rights, it will not result in the loss of any Public Warrants that he, she or it may hold and, upon consummation of the Merger, each Blue Ocean Warrant will become exercisable to purchase one TNL Mediagene Ordinary Share in lieu of one Blue Ocean Class A Share for a purchase price of $11.50 per share, subject to adjustment.

Any Blue Ocean Public Shareholder who elects to exercise Dissent Rights (see “Extraordinary General Meeting of Blue Ocean Shareholders — Appraisal Rights under the Cayman Companies Law.”) will lose their right to have their Public Shares redeemed in accordance with the Blue Ocean Articles.

For a detailed discussion of the material U.S. federal income tax considerations for shareholders with respect to the exercise of these redemption rights, see “Material U.S. Federal Income Tax Considerations.” The consequences of a redemption to any particular shareholder will depend on that shareholder’s particular facts and circumstances. Accordingly, you should consult your tax advisor to determine your tax consequences from the exercise of your redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances.

If Blue Ocean Public Shareholders fail to take any action with respect to the extraordinary general meeting and fail to redeem their Public Shares following the procedure described in this proxy statement/prospectus and the Merger is approved by the Blue Ocean shareholders and consummated, such Blue Ocean Public Shareholders will become shareholders of TNL Mediagene.

The following table presents the anticipated share ownership of various holders of TNL Mediagene Ordinary Shares after the completion of the Merger, based on the number of Blue Ocean Ordinary Shares issued and outstanding as of the date of this proxy statement/prospectus and the assumption that no additional equity securities of TNL Mediagene will be issued at or prior to Closing, except for those issued in the cases that (i) holders of the DaEX Conversion Rights and the 2024 TNL Mediagene Convertible Notes elect to redeem their conversion rights to receive TNL Mediagene Ordinary Shares and (ii) the principal balance under the 2024 TNL Mediagene Subordinated Unsecured Convertible Note is converted into TNL Mediagene Ordinary Shares upon the consummation of the Closing, and that there are no Dissenting Blue Ocean Shareholders, under the following redemption scenarios:

•        Assuming No Redemptions:    This scenario assumes that no Blue Ocean Public Shareholder exercises redemption rights with respect to their Public Shares.

•        Assuming 25% of Maximum Redemptions:    This scenario assumes that Blue Ocean Public Shareholders holding 460,488 Public Shares will exercise their redemption rights for approximately $5.2 million of the $20.8 million of funds in the Trust Account as of June 30, 2024.

•        Assuming 50% of Maximum Redemptions:    This scenario assumes that Blue Ocean Public Shareholders holding 920,975 Public Shares will exercise their redemption rights for approximately $10.4 million of the $20.8 million of funds in the Trust Account as of June 30, 2024.

•        Assuming 75% of Maximum Redemptions:    This scenario assumes that Blue Ocean Public Shareholders holding 1,381,463 Public Shares will exercise their redemption rights for approximately $15.6 million of the $20.8 million of funds in the Trust Account as of June 30, 2024.

•        Assuming Maximum Redemptions:    This scenario assumes that Blue Ocean Public Shareholders holding 1,841,950 Public Shares will exercise their redemption rights for approximately $20.8 million of the $20.8 million of funds in the Trust Account as of June 30, 2024, which is the maximum number of Public Shares that could be redeemed by Blue Ocean Public Shareholders.

	Assuming No Redemptions		Assuming 25% Redemptions		Assuming 50% Redemptions		Assuming 75% Redemptions		Assuming Maximum Redemptions
	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%
TNL Mediagene shareholders(1)	24,617,697	82.75	24,617,697	85.29	24,617,697	86.68	24,617,697	88.10	24,617,697	89.58
DaEX Conversion Right Holders	58,193	0.20	58,193	0.20	58,193	0.20	58,193	0.21	58,193	0.21
2024 TNL Mediagene Convertible Notes holders	172,808	0.58	172,808	0.60	172,808	0.61	172,808	0.62	172,808	0.63
2024 TNL Mediagene Subordinated Unsecured Convertible Note holder	96,993	0.33	96,993	0.34	96,993	0.34	96,993	0.35	96,993	0.35
Blue Ocean Public Shareholders	1,841,950	6.19	1,381,463	4.79	920,975	3.24	460,488	1.65	—	—
Total shares outstanding at Closing	26,787,641	90.05	26,327,154	91.23	25,866,666	91.07	25,406,179	90.94	24,945,691	90.77
Blue Ocean initial shareholders(2)	2,960,980	9.95	2,534,891	8.78	2,534,891	8.93	2,534,891	9.07	2,534,891	9.23
Total shares outstanding at Closing and deferred shares	29,748,621	100.00	28,862,045	100.00	28,401,557	100.00	27,941,070	100.00	27,480,582	100.00

____________

(1)      Assumes that, immediately prior to the Effective Time, 218,816,761 ordinary shares of TNL Mediagene issued and outstanding immediately prior to the Effective Time will be automatically converted into 24,617,697 TNL Mediagene Ordinary Shares by the Split Factor, which is 0.112503707.

(2)      The holders of 4,743,750 Founder Shares agreed in the Sponsor Lock-up and Support Agreement to forfeit up to 2,208,859 Founder Shares and to defer receiving at minimum 2,534,891 TNL Mediagene Ordinary Shares, subject to the adjustments based on the Forfeiture Ratio and other terms set forth in the Sponsor Lock-Up and Support Agreement, issuable as part of the agreed merger consideration under the Merger Agreement until certain specified dates after the Closing Date. Consequently, no TNL Mediagene Ordinary Shares will be issued to such shareholders in exchange for the 4,743,750 Founder Shares on the Closing Date. Under the “Assuming No Redemptions”, it is assumed that the holders of the Founder Shares will forfeit 1,782,770 Founder Shares and defer receiving 2,960,980 TNL Mediagene Ordinary Shares based on the estimated pro forma Forfeiture Ratio of 0.8071. See “Agreements Entered Into in Connection with the Merger — Sponsor Lock-Up and Support Agreement.”

However, if the actual facts are different from the assumptions laid out above, the anticipated share ownership of various holders of TNL Mediagene Ordinary Shares after the completion of the Merger will be different. TNL Mediagene shareholders would experience dilution to the extent TNL Mediagene issues additional shares after Closing, including to any PIPE Investors. In addition, the table above excludes certain potential sources of dilution, among others, TNL Mediagene Ordinary Shares underlying TNL Mediagene’s granted stock options under the 2015 Plan and TNL Mediagene Ordinary Shares underlying the Public Warrants and the Blue Ocean Private Placement Warrants.

In an effort to illustrate the extent of such dilution, the following table includes the issuance of (i) TNL Mediagene Ordinary Shares underlying TNL Mediagene’s stock options and restricted shares granted; (ii) TNL Mediagene Ordinary Shares underlying the Public Warrants; and (iii) TNL Mediagene Ordinary Shares underlying the Blue Ocean Private Placement Warrants (assuming that the principal balance of the 2023 Sponsor Convertible Note is settled by warrants) under the following redemption scenarios:

Potential sources of additional dilution:

	Assuming No Redemptions		Assuming 25% of Maximum Redemptions		Assuming 50% of Maximum Redemptions		Assuming 75% of Maximum Redemptions		Assuming Maximum Redemptions
	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%
TNL Mediagene Ordinary Shares underlying TNL Mediagene’s granted stock options(1)	729,933	1.56	729,933	1.61	729,933	1.63	729,933	1.64	729,933	1.67
TNL Mediagene Ordinary Shares underlying restricted shares granted to employees(2)	4,688	0.01	4,688	0.01	4,688	0.01	4,688	0.01	4,688	0.01
TNL Mediagene Ordinary Shares underlying the Public Warrants	9,487,500	20.24	9,487,500	20.96	9,487,500	21.17	9,487,500	21.39	9,487,500	21.62
TNL Mediagene Ordinary Shares underlying the Blue Ocean Private Placement Warrants(3)	6,894,829	14.71	6,179,716	13.65	6,179,716	13.79	6,179,716	13.94	6,179,716	14.08
Total dilution	17,116,950	36.52	16,401,837	36.23	16,401,837	36.60	16,401,837	36.98	16,401,837	37.38
Total fully diluted TNL Mediagene Ordinary Shares outstanding(4)	46,865,571	100.00	45,263,882	100.00	44,803,394	100.00	44,342,907	100.00	43,882,419	100.00

____________

(1)      Assumes that, immediately prior to the Effective Time, 6,523,082 ordinary shares of TNL Mediagene issued and outstanding immediately prior to the Effective Time underlying TNL Mediagene’s granted stock options will be automatically converted into 729,933 TNL Mediagene Ordinary Shares by the Split Factor, which is 0.112503707.

(2)      Assumes that, immediately prior to the Effective Time, 41,667restricted shares of TNL Mediagene granted to employees as of June 30, 2024 will be automatically converted into 4,688 TNL Mediagene Ordinary Shares by the Split Factor, which is 0.112503707.

(3)      The Blue Ocean Private Placement Warrants consist of 9,225,000 warrants sold to Sponsor and Apollo concurrently with the Blue Ocean IPO, less 750,000 warrants which will be forfeited pro rata by Sponsor and Apollo at the Closing Date in accordance with the Sponsor Lock-Up and Support Agreement, less up to 3,707,168 warrants, representing 50% of the Blue Ocean Private Placement Warrants that Sponsor holds immediately prior to the Closing, subject to the adjustments based on the Forfeiture Ratio and other terms set forth in the Sponsor Lock-Up and Support Agreement, which will be forfeited by Sponsor at the Closing Date in accordance with the Sponsor Lock-Up and Support Agreement and plus an additional 1,411,884 warrants assuming the holders of the 2023 Sponsor Convertible Note elect to convert them into warrants on the Closing Date. Under the “Assuming No Redemptions”, it is assumed that 50% of Blue Ocean Private Placement Warrants held by Sponsor immediately prior to the Closing to be forfeited will be 2,992,055 warrants based on the estimated pro forma Forfeiture Ratio of 0.8071.

(4)      These totals do not include the effect of the issuance of additional TNL Mediagene Ordinary Shares as consideration for the acquisition of Green Quest Holding Inc. (the “Green Quest Consideration”). On August 23, 2024 TNL Mediagene entered a share purchase agreement to acquire 100% of the outstanding shares of Green Quest Holding Inc. for the maximum consideration of up to NTD 200,000,000 to be paid entirely in ordinary shares of TNL Mediagene. The acquisition is expected to be completed in the fourth quarter of 2024. The Green Quest Consideration is partially contingent upon the performance of Green Quest Holding, Inc. for the year ending December 31, 2024 and will not be due until after the Effective Time at the earliest. Assuming the effect of the Recapitalization using the Split Factor of 0.112503707, we estimate that TNL Mediagene may issue up to approximately 559,000 TNL Mediagene Ordinary Shares as the Green Quest Consideration.

This information should be read together with the pro forma combined financial information in “Unaudited Pro Forma Condensed Combined Financial Information.”

Appraisal Rights under the Cayman Companies Law

Holders of record of Blue Ocean Ordinary Shares may have appraisal rights in connection with the Merger under the Cayman Companies Law. In this proxy statement/prospectus, these appraisal or dissent rights are sometimes referred to as “Dissent Rights.”

Holders of record of Blue Ocean Ordinary Shares wishing to exercise such statutory dissenter rights and make a demand for payment of the fair value for his, her or its Blue Ocean Ordinary Shares must give written objection to the Merger to Blue Ocean prior to the shareholder vote to approve the Merger and follow the procedures set out in Section 238 of the Cayman Companies Law. These statutory appraisal rights are separate to and mutually exclusive of the right of Blue Ocean Public Shareholder to demand that their Public Shares are redeemed for cash for a pro rata share of the funds on deposit in the Trust Account in accordance with the Blue Ocean Articles. It is possible that if a Blue Ocean shareholder exercises appraisal rights, the fair value of the Blue Ocean Ordinary Shares determined under Section 238 of the Cayman Companies Law could be more than, the same as, or less than such holder would obtain if they exercised their redemption rights as described herein. Blue Ocean believes that such fair value would equal the amount that Blue Ocean shareholders would obtain if they exercise their redemption rights as described herein.

Blue Ocean shareholders need not vote against any of the proposals at the extraordinary general meeting in order to exercise appraisal rights under the Cayman Companies Law. A Blue Ocean shareholder which elects to exercise appraisal rights must do so in respect of all of the Blue Ocean Ordinary Shares that person holds and will lose their right to exercise their redemption rights as described herein.

At the Effective Time, the Dissenting Blue Ocean Shares will automatically be cancelled by virtue of the Merger, and each Dissenting Blue Ocean Shareholder will thereafter cease to have any rights with respect to such shares, except the right to be paid the fair value of such shares and such other rights as are granted by the Cayman Companies Law. Notwithstanding the foregoing, if any such holder shall have failed to perfect or prosecute or shall have otherwise waived, effectively withdrawn or lost his, her or its rights under Section 238 of the Cayman Companies Law (including in the circumstances described in the immediately following paragraph) or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 238 of the Cayman Companies Law, then the right of such holder to be paid the fair value of such holder’s Dissenting Blue Ocean Shares under Section 238 of the Cayman Companies Law will cease, the shares will no longer be considered Dissenting Blue Ocean Shares and such holder’s former Blue Ocean Ordinary Shares will thereupon be deemed to have been converted as of the Effective Time into the right to receive the merger consideration comprising one TNL Mediagene Ordinary Share for each Blue Ocean Ordinary Share, without any interest thereon. As a result, such Blue Ocean shareholder would not receive any cash for their Blue Ocean Ordinary Shares and would become a shareholder of TNL Mediagene.

In the event that any Blue Ocean shareholder delivers notice of their intention to exercise Dissent Rights, Blue Ocean, TNL Mediagene and Merger Sub may, in their sole discretion, elect to delay the consummation of the Merger in order to invoke the limitation on dissenter rights under Section 239 of the Cayman Companies Law. Section 239 of the Cayman Companies Law states that no such dissenter rights shall be available in respect of shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent provided that the merger consideration constitutes inter alia shares of any company which at the effective date of the merger are listed on a national securities exchange. In circumstances where the limitation under Section 239 of the Cayman Companies Law is invoked, no Dissent Rights would be available to Blue Ocean shareholders, including those Blue Ocean shareholders who previously delivered a written objection to the Merger prior to the extraordinary general meeting and followed the procedures set out in Section 238 of the Cayman Companies Law in full up to such date, and such holder’s former Blue Ocean Ordinary Shares will thereupon be deemed to have been converted as of the Effective Time into the right to receive the merger consideration comprising one TNL Mediagene Ordinary Share for each Blue Ocean Ordinary Share, without any interest thereon. Accordingly, Blue Ocean shareholders are not expected to ultimately have any appraisal or dissent rights in respect of their Blue Ocean Ordinary Shares and the certainty provided by the redemption process may be preferable for Blue Ocean Public Shareholders wishing to exchange their Public Shares for cash.

Proxy Solicitation Costs

Blue Ocean is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone. Blue Ocean and its directors, officers and agents may also solicit proxies online. Blue Ocean will file with the SEC all scripts and other electronic communications as proxy soliciting materials. Blue Ocean will bear the cost of the solicitation.

Blue Ocean has hired Morrow Sodali LLC to assist in the proxy solicitation process. Blue Ocean will pay to Morrow Sodali LLC a fee of $25,000, plus disbursements.

Blue Ocean will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Blue Ocean will reimburse them for their reasonable expenses.

Other Matters

As of the date of this proxy statement/prospectus, Blue Ocean’s board of directors does not know of any business to be presented at the extraordinary general meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the extraordinary general meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

Interests of Certain Persons in the Merger

In considering the recommendation of Blue Ocean’s board of directors to vote in favor of approval of the Business Combination Proposal and the Merger Proposal, shareholders should keep in mind that the Sponsor and Blue Ocean’s directors and executive officers have interests in such proposals that are different from, or in addition to, those of Blue Ocean shareholders generally. If Blue Ocean does not complete the Merger with TNL Mediagene or another business combination by December 7, 2024 (or such later date as may be approved by Blue Ocean Public Shareholders), Blue Ocean must redeem 100% of the outstanding Public Shares and liquidate and dissolve. As a result, and given the Sponsor’s interests in the Merger, the Sponsor may be incentivized to complete a business combination with a less favorable combination partner or on terms less favorable to Blue Ocean Public Shareholders rather than fail to complete a business combination and be forced to liquidate and dissolve Blue Ocean. In particular:

•        If the Merger with TNL Mediagene or another business combination is not consummated by December 7, 2024 (or such later date as may be approved by Blue Ocean Public Shareholders), Blue Ocean will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Blue Ocean Ordinary Shares for cash and, subject to the approval of its remaining shareholders and Blue Ocean’s board of directors, dissolving and liquidating. In such event, the Founder Shares held by the Sponsor and its affiliates, which were acquired for an aggregate purchase price of $25,000 prior to the Blue Ocean IPO, are expected to be worthless because the holders are not entitled to participate in any redemption or distribution of proceeds in the Trust Account with respect to such shares. On the other hand, if the Merger is consummated, each outstanding Blue Ocean Ordinary Share will be converted into one TNL Mediagene Ordinary Share subject to adjustment described herein.

•        If Blue Ocean is unable to complete a business combination within the required time period, the Sponsor will be liable under certain circumstances described herein to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Blue Ocean for services rendered to, or contracted for or products sold to Blue Ocean. If Blue Ocean consummates a business combination, on the other hand, TNL Mediagene will be liable for all such claims.

•        The Sponsor acquired an aggregate of 4,743,750 Founder Shares, which will be converted into at minimum 2,534,891 TNL Mediagene Ordinary Shares (or in the case of no redemptions scenario, 2,960,980 TNL Mediagene Ordinary Shares), assuming no further adjustment based on the Forfeiture Ratio, in connection with the Merger, for an aggregate purchase price of $25,000 prior to the Blue Ocean IPO. Based on the average of the high (US$11.46) and low (US$11.46) prices for Blue Ocean Class A Shares on Nasdaq on October 10, 2024, the value of the Founder Shares outstanding upon the Closing would be $29,049,851 (or in the case of no redemptions scenario, $33,932,831). In connection with the closing of the Merger, an aggregate of 4,743,750 Founder Shares will be converted for the rights to receive at minimum 2,534,891 TNL Mediagene Ordinary Shares to be issued in exchange for the Founder Shares at the times and subject to adjustment based on the Forfeiture Ratio and other terms and conditions in the Sponsor Lock-Up and Support Agreement as further described herein. See “Agreements Entered Into In Connection With the Merger — Sponsor Lock-Up and Support Agreement” for more information.

•        The Sponsor and Apollo initially acquired the 9,225,000 Blue Ocean Private Placement Warrants, which will be converted into TNL Mediagene Warrants in connection with the Merger, for an aggregate purchase price of approximately $9.2 million in the Blue Ocean IPO. The Sponsor and Apollo have agreed to forfeit 750,000 warrants pro rata at the Closing in accordance with the Sponsor Lock-Up and Support Agreement. In addition, the Sponsor has agreed to forfeit up to 3,707,168 warrants (or in the case of no redemptions scenario, 2,992,055 warrants), representing 50% of warrants expected to be held by the Sponsor immediately prior to the Closing, assuming no further adjustment based on the Forfeiture Ratio and other terms set forth in the Sponsor Lock-Up and Support Agreement, In addition, Blue Ocean issued an unsecured convertible promissory note to the Sponsor (the “2023 Sponsor Convertible Note”) pursuant to which the Sponsor may elect to convert the principal amount of the 2023 Sponsor Convertible Note into warrants at a price of $1.00 per warrant. As of June 30, 2024, a principal amount of $1,411,884 was outstanding under the 2023 Sponsor Convertible Note, Based on the US$0.0165 price of the Public Warrants on Nasdaq on October 10, 2024, the value of the Blue Ocean Private Placement Warrants outstanding upon the Closing, assuming the holders of the 2023 Sponsor Convertible Note elect to convert them into warrants on the Closing Date, would be $101,965 (or in the case of no redemptions scenario, $113,765). See “Agreements Entered Into In Connection With the Merger — Sponsor Lock-Up and Support Agreement” for more information.

•        As a result of the prices at which the Sponsor and Apollo acquired the Founder Shares and the Blue Ocean Private Placement Warrants, and their current value, the Sponsor could make a substantial profit after the completion of the Merger even if Blue Ocean Public Shareholders lose money on their investments as a result of a decrease in the post-combination value of their Public Shares.

•        The Sponsor and Blue Ocean’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Blue Ocean’s behalf, such as identifying, investigating, negotiating and completing an initial business combination. However, if Blue Ocean fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, Blue Ocean may not be able to reimburse these expenses if the Merger or another business combination is not completed by December 7, 2024 (or such later date as may be approved by Blue Ocean Public Shareholders). As of the date of this proxy statement/prospectus, the Sponsor and Blue Ocean’s officers and directors and their affiliates had incurred no unpaid reimbursable expenses.

•        If Blue Ocean is unable to complete a business combination within the required time period, the aggregate dollar amount of non-reimbursable funds the Sponsor and its affiliates have at risk that depends on the completion of a business combination is $9,250,000 comprised of (a) $25,000 representing the aggregate purchase price paid for the Founder Shares and (b) $9,225,000 representing the aggregate purchase price paid for the Blue Ocean Private Placement Warrants.

•        Blue Ocean has provisions in the Blue Ocean Articles waiving the corporate opportunities doctrine on an ongoing basis, which means that Blue Ocean’s officers and directors have not been obligated and continue to not be obligated to bring all corporate opportunities to Blue Ocean.

•        The Merger Agreement provides for the continued indemnification of Blue Ocean’s current directors and officers and the continuation of directors and officers liability insurance covering Blue Ocean’s current directors and officers.

•        Blue Ocean’s Sponsor, officers and directors or their affiliates may make loans from time to time to Blue Ocean to fund certain capital requirements. On June 20, 2023, Blue Ocean issued the 2023 Sponsor Convertible Note, which was amended on May 30, 2024 to extend its maturity date from June 7, 2024 to December 7, 2024, that provides for borrowings from time to time of up to an aggregate of $1,500,000 to be drawn by Blue Ocean to finance costs incurred in connection with the Merger and for working capital purposes and/or to finance the monthly deposits in the Trust Account. On April 5, 2024, Blue Ocean issued the 2024 Sponsor Promissory Note which provides for borrowings from time to time of up to an aggregate of $750,000, with a flat repayment rate of 10%, to be drawn down by Blue Ocean to finance costs and expenses incurred in connection with the Merger. Additional loans may be made after the date of this proxy statement/prospectus. If the Merger is not consummated, any outstanding loans will not be repaid and will be forgiven except to the extent there are funds available to Blue Ocean outside of the Trust Account. As of the date of this proxy statement/prospectus, approximately $1.5 million was outstanding under the 2023 Sponsor Convertible Note and $750,000 was outstanding (and $825,000 owed giving effect to the 10% repayment rate) under the 2024 Sponsor Promissory Note.

•        TNL Mediagene initially agreed to loan Blue Ocean up to an aggregate principal amount of $400,000 in the form of the TNL Mediagene Working Capital Note on August 3, 2023, which was later amended and restated on July 15, 2024 to increase the aggregate principal amount available for drawdowns to up to $650,000. The TNL Mediagene Working Capital Note is a non-interest bearing, unsecured promissory note that will not be repaid in the event the Agreement and Plan of Merger is terminated prior to the consummation of the Merger. The TNL Mediagene Working Capital Note is to be paid on the date Blue Ocean consummates the Merger. As of the date of this proxy statement/prospectus, $554,900 was outstanding under the TNL Mediagene Working Capital Note.

•        Blue Ocean entered into an agreement, commencing December 2, 2021 to pay the Sponsor a monthly fee of $10,000 for office space, utilities, administrative and support services and has been accruing that obligation. As of the date of this proxy statement/prospectus, approximately $330,000 was accrued with respect to such fee.

•        Certain transaction fees and expenses will be payable upon consummation of the Merger, including: (i) $6,641,250 payable to Needham & Company, LLC (“Needham”) as a deferred underwriting commission in connection with acting as the underwriter in the Blue Ocean IPO, pursuant and subject to the terms of Needham’s engagement, (ii) the remaining $70,000 of compensation payable to Newbridge for its services in connection with the rendering of its Opinion to Blue Ocean’s board of directors and (iii) other banking, legal, and accounting fees incurred in connection with the Merger. As of the date of this proxy statement/prospectus, the anticipated transaction fees and expenses of TNL Mediagene and Blue Ocean incurred and outstanding as a result of the Transactions are estimated at approximately $19.7 million.

•        Certain of Blue Ocean’s executive officers are expected to become executive officers of the combined company and will enter into indemnification agreements with the combined company.

•        Certain of TNL Mediagene’s directors and executive officers are expected to become directors and/or executive officers of the combined company and will enter into indemnification agreements with the combined company.

•        TNL Mediagene and its existing shareholders will have the ability to nominate a majority of the members of the board of directors of the combined company. For more details, see “Comparison of Rights of TNL Mediagene Shareholders and Blue Ocean Shareholders — Comparison of Shareholders’ Rights — Nomination Rights.”

•        Certain of TNL Mediagene’s directors and executive officers beneficially own TNL Mediagene Ordinary Shares and/or hold options to purchase TNL Mediagene Ordinary Shares. See “Beneficial Ownership of Securities” and “Management Following the Merger — Share-based Compensation” for more details.

•        Marcus Brauchli, Blue Ocean’s Chairman, is a director of TNL Mediagene and a founder and managing partner at North Base Media, which holds 13,494,133 ordinary shares of TNL Mediagene through NBM Taiwan Ltd., which North Base Media manages. Mr. Brauchli disclaims beneficial ownership over any securities owned by North Base Media in which he does not have any pecuniary interest.

Purchases of Blue Ocean Ordinary Shares

At any time prior to the extraordinary general meeting, during a period when they are not then aware of any material nonpublic information regarding Blue Ocean or its securities, the Sponsor, Blue Ocean’s officers and directors, TNL Mediagene, TNL Mediagene shareholders and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Blue Ocean Ordinary Shares or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements to consummate the Merger where it appears that such requirements would otherwise not be met. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in the value of their shares, including the granting of put options and, with TNL Mediagene’s consent, the transfer to such investors or holders of shares owned by the Sponsor for nominal value.

Entering into any such arrangements may have a depressive effect on Blue Ocean Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the extraordinary general meeting.

If such transactions are effected, the consequence could be to cause the Merger to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the Business Combination Proposal and other proposals and would likely increase the chances that such proposals would be approved. No agreements dealing with the above arrangements or purchases have been entered into as of the date of this proxy statement/prospectus by the Sponsor, Blue Ocean officers and directors, TNL Mediagene, TNL Mediagene shareholders or any of their respective affiliates. Blue Ocean will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or the satisfaction of any closing conditions. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

PROPOSAL ONE — THE BUSINESS COMBINATION PROPOSAL

The following is a discussion of the proposed Merger and the Merger Agreement. This is a summary only and may not contain all of the information that is important to you. This summary is subject to, and qualified in its entirety by reference to, the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A-1, Annex A-2 and Annex A-3. Blue Ocean shareholders are urged to read this entire proxy statement/prospectus carefully, including the Merger Agreement, for a more complete understanding of the Merger.

General

Transaction Structure

Pursuant to the Merger Agreement, Merger Sub will merge with and into Blue Ocean, with Blue Ocean surviving the Merger as a wholly owned subsidiary of TNL Mediagene. As a result of the Merger and other Transactions, TNL Mediagene will continue as the parent/public company.

Pre-Merger Transactions

On the terms and subject to the conditions set forth in the Merger Agreement, immediately prior to the effective time of the Merger (the “Effective Time”):

1.      TNL Mediagene will effect the Recapitalization, including, adopting the TNL Mediagene A&R Articles and effecting a reverse share split of TNL Mediagene Pre-Split Ordinary Shares into a number of TNL Mediagene Ordinary Shares calculated in accordance with the terms of the Merger Agreement such that the equity value per TNL Mediagene Ordinary Share on a fully diluted basis will be $10.00 per share, based on a valuation of TNL Mediagene of approximately $275 million;

2.      each Blue Ocean Class B Share, other than any Blue Ocean Class B Shares forfeited in accordance with the Sponsor Lock-Up and Support Agreement, issued and outstanding immediately prior to the Effective Time will be automatically converted into one Blue Ocean Class A Share; and

3.      each Blue Ocean Class A Share and one-half of a Public Warrant comprising each issued and outstanding Blue Ocean Unit immediately prior to the Effective Time will be automatically separated.

The Merger

On the terms and subject to the conditions set forth in the Merger Agreement, on the Closing Date, Merger Sub will merge with and into Blue Ocean. Following the Effective Time, the separate existence of Merger Sub will cease and Blue Ocean will continue as the surviving entity of the Merger and will succeed to and assume all the rights and obligations of Merger Sub. The Closing will occur as promptly as practicable, but in no event later than two business days, after the satisfaction or, if permissible, waiver of the conditions to the completion of the Merger set forth in the Merger Agreement.

At the Effective Time:

•        each Blue Ocean Class A Share issued and outstanding as of immediately prior to the Effective Time (other than shares in respect of which the holder thereof has validly exercised his, her or its shareholder redemption right in connection with the Transactions and any shares held in the treasury of Blue Ocean) will be converted automatically into the right to receive one TNL Mediagene Ordinary Share and will no longer be outstanding; and

•        each issued and outstanding Blue Ocean Warrant, other than the Forfeited Warrants forfeited pursuant to the Sponsor Lock-Up and Support Agreement, will automatically and irrevocably be assumed by TNL Mediagene, pursuant to the terms of the Amended and Restated Warrant Agreement to be entered into at the Closing between Blue Ocean, TNL Mediagene and the warrant agent, and will, by their terms, automatically entitle the holders thereof to purchase TNL Mediagene Ordinary Shares.

For additional information, see “The Merger Agreement and Ancillary Documents” and “Agreements Entered into in Connection with the Merger.”

Pro Forma Capitalization

It is anticipated that, immediately following the Closing, (1) Blue Ocean’s public shareholders are expected to own approximately 6.19% (assuming the no redemptions scenario) and 0.00% (assuming the maximum redemption scenario) of the outstanding TNL Mediagene Ordinary Shares, (2) the TNL Mediagene shareholders are expected to collectively own approximately 82.75% (assuming the no redemptions scenario) or 89.58% (assuming the maximum redemption scenario) of the outstanding TNL Mediagene Ordinary Shares, and (3) Blue Ocean’s initial shareholders, including Blue Ocean Sponsor LLC (the “Sponsor”), are expected to own approximately 9.95% (assuming the no redemptions scenario) or 9.23% (assuming the maximum redemption scenario) of the outstanding TNL Mediagene Ordinary Shares. These percentages assume, at the low end of the range, a “no redemptions” scenario, whereby no additional redemptions from the Trust Account occur prior to the Closing, and, at the high end of the range, a “maximum redemptions” scenario, whereby all the public shareholders of Blue Ocean Class A Shares issued and outstanding redeem their shares prior to the Closing. These percentages are based on the assumptions that (i) TNL Mediagene issues 24,617,697 shares of TNL Mediagene Ordinary Shares to former shareholders of TNL Mediagene as of immediately prior to the Closing, (ii) the holders of the DaEX Conversion Rights and the 2024 TNL Mediagene Convertible Notes elect to redeem their conversion rights to receive 58,193 TNL Mediagene Ordinary Shares and 172,808 TNL Mediagene Ordinary Shares, respectively, (iii) the principal balance of the 2024 TNL Mediagene Subordinated Unsecured Convertible Note is converted to 96,993 TNL Mediagene Ordinary Shares and (iv) at minimum 2,534,891 Earn-Out Shares (or in the case of no redemptions scenario, 2,960,980 Earn-Out Shares) deferred under the Sponsor Lock-up and Support Agreement are issued without any further adjustments based on the Forfeiture Ratio. In addition, the anticipated share ownership information above excludes certain potential sources of dilution, among others, TNL Mediagene Ordinary Shares underlying TNL Mediagene’s granted stock options under TNL Mediagene’s 2015 Global Share Plan (the “2015 Plan”) and TNL Mediagene Ordinary Shares underlying the Public Warrants and the Blue Ocean Private Placement Warrants. If the actual facts are different from these assumptions, the percentage ownership retained by Blue Ocean’s existing public shareholders in the combined company will be different. See “Unaudited Pro Forma Condensed Combined Financial Information” for further information regarding these scenarios. For the details of shareholding among difference shareholders on a fully-diluted basis, including TNL Mediagene Ordinary Shares underlying TNL Mediagene’s granted stock options under the 2015 Plan, Public Warrants and Blue Ocean Private Placement Warrants, see also “Questions and Answers About the Merger and the Extraordinary General Meeting — What equity stake will current TNL Mediagene shareholders and current Blue Ocean shareholders hold in the combined company immediately after the completion of the Merger, and what effect will potential sources of dilution have on such equity stake after the Closing”.

Background of the Merger

Blue Ocean is a blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. The Merger was the result of a search for a potential transaction utilizing the broad sourcing platform and investing and operating experience of Blue Ocean’s management team, the Sponsor and the board of directors of Blue Ocean. The terms of the Merger were the result of arm’s-length negotiations between Blue Ocean’s management team, the Sponsor, TNL Mediagene’s management team and representatives of TNL Mediagene and Blue Ocean. The following is a brief description of the background of such negotiations, the Merger and related transactions. It is not, and does not purport to be, a complete catalogue of every interaction between the applicable parties.

On December 7, 2021, Blue Ocean consummated its initial public offering. Prior to the consummation of the Blue Ocean IPO, neither Blue Ocean nor anyone acting on its behalf contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with Blue Ocean. After completion of the Blue Ocean IPO, Blue Ocean commenced an active search for prospective business combination targets and considered numerous potential target businesses with the objective of consummating its initial business combination. Representatives of Blue Ocean contacted, and were contacted by, numerous individuals and entities who presented potential business combination opportunities.

In evaluating potential businesses and assets to acquire, Blue Ocean and the Sponsor surveyed the landscape of potential acquisition opportunities based on their global experience in sourcing transactions, understanding and conducting due diligence on new breakthrough technologies and leadership teams. Leveraging Blue Ocean’s management team’s long track record of investing in and adding significant operational and strategic value to companies in Asia and Southeast Asia, Blue Ocean had a particular focus on prospective business combination targets in these geographies. In general, Blue Ocean looked for acquisition targets with well defined businesses, which are capable of significant and sustained growth, rely on a disruptive and highly defensible strategy and have a combination of some or all of the following attributes:

1.      Valuation:    Blue Ocean initially targeted companies whose enterprise value is between $750 million and $2.0 billion and as market conditions developed expanded its search to companies whose enterprise value is greater than $200 million;

2.      High growth sectors:    Blue Ocean sought companies within the consumer Internet sector and adjacent industry segments, including, but not limited to, online marketplaces, education technology, advertising technology and direct-to-consumer e-Commerce businesses;

3.      Differentiation and scale:    Blue Ocean sought to invest in a platform business with a clearly differentiated market strategy and a clear vision for how it will scale the business and deploy a capital infusion effectively to accelerate growth, maintain or improve margins and outlast competition;

4.      Geography:    Blue Ocean sought opportunities globally, with a particular emphasis on large-population, high-growth emerging regions in Asia and the Americas, including the United States and Latin America;

5.      Large market opportunities:    Blue Ocean sought opportunities that have traction and the potential to scale significantly into leaders in their markets, where the addressable size of the market justifies not only the valuation at the time of the initial business combination but also leaves considerable runway for future upside. Blue Ocean prioritized companies that take a “winner takes most” or “first mover advantage” approach;

6.      Growth:    Blue Ocean sought companies that are on a sustainable growth trajectory, benefiting from the tailwinds of global Internet adoption;

7.      Management excellence:    Blue Ocean looked for teams that are creative, ambitious, visionary and data-driven, with a consistent record of growth, experience overcoming challenges, and strategic vision;

8.      Operational maturity:    Blue Ocean sought companies which have the requisite compliance, financial controls and reporting processes in place and are ready for the regulatory requirements of a public entity;

9.      Best-in-class technology:    Blue Ocean sought companies with proprietary technology, or skillful deployment of technology and data, and early-to-market deployment;

10.    Opportunistic strategy:    The ability to effect business transformation and achieve growth requires an adaptable, market-tested, data-driven decision-making process and an experienced team. Where a target company’s leadership may lack this experience, Blue Ocean’s team, including its board members and advisors, can bring great depth in adaptive leadership;

11.    Benefit from being public:    Management and stakeholders who aspire to have their company become a public entity and generate substantial growth.

The foregoing criteria and guidelines (the “Base Criteria”) were not exhaustive. Blue Ocean’s evaluation relating to the merits of any potential business combination was based, to the extent relevant, on these general criteria and guidelines as well as other considerations, factors, and criteria that the Blue Ocean management team deemed relevant.

During the search process, Blue Ocean conducted an evaluation of potential targets based on the Base Criteria and other relevant considerations, factors, and criteria. Between December 7, 2021, and April 6, 2023 (the date on which Blue Ocean entered into a non-binding letter of intent with the predecessor to TNL Mediagene, The News Lens Co., Ltd. (“TNL”)), Blue Ocean, its Sponsor, its financial advisors, and its affiliates identified more than 100 potential target companies across various industries and made contact with representatives of scores of such potential target companies to discuss the potential for a business combination transaction. Potential targets operated across diverse industries such as media, entertainment, e-commerce, enterprise SaaS, marketplaces, EdTech, FinTech, and climate technology, among others. The potential target companies were narrowed down to 10 potential targets with which Blue Ocean entered into non-disclosure agreements. Based on assessments of the potential target companies with which Blue Ocean entered into non-disclosure agreements, including with respect to their product and market fit, growth potential, and the strength of their management teams, and in consultation with Blue Ocean’s board of directors, Blue Ocean held meetings with 10 potential targets, including TNL Mediagene, to evaluate the business of these potential targets further as well as to determine which potential targets had marketable businesses well-suited for going public and well-situated to enter into a business combination within a reasonable time. Management held regular briefings to update members of its Board of Directors on the search for a merger and negotiations with the stronger prospects.

Before entering into a non-binding letter of intent with TNL (as described under the subheading “Timeline of the Proposed Merger with TNL Mediagene” below), Blue Ocean’s management team pursued potential business combinations, conducted preliminary due diligence on, had management team meetings with, and negotiated preliminary terms of, potential transactions with, among others, the below potential business combination targets:

•        Candidate A:    A United States-based digital marketplace company innovating in a large consumer market in the United States. After detailed discussions with the company’s management, Blue Ocean and the company concluded the timing was not right for a business combination.

•        Candidate B:    A potential combination of two consumer-focused companies, one with legacy roots outside the United States and the other, a United States-based digital participant in the same sector that could accelerate innovation in the sector. After extensive discussions about the possible combination of the two companies as part of a business combination, Blue Ocean and the companies concluded that the timing was not right for a business combination.

•        Candidate C:    A data-driven South America-based e-commerce focused company operating in a growing consumer goods sector. The business combination would have been intended to support expansion of the business beyond South America, and the parties concluded that the timing was not right to execute on that prospect.

•        Candidate D:    A micro-mobility company with operations outside of North America that would expand into other markets after a business combination. The parties concluded that a business combination was not the right path for that business to pursue.

Timeline of the Proposed Merger with TNL Mediagene

During its search for an acquisition target, Blue Ocean had considered companies in which some of its investors held equity stakes, including companies in which North Base Media (“NBM”), a founder of the Sponsor whose co-managing partners is the chair of Blue Ocean’s board of directors and whose other partners serve as advisors to Blue Ocean. NBM is a specialty venture-capital investment firm focused on growth-stage media and technology companies in global growth markets. Among the portfolio companies of NBM that Blue Ocean considered in January 2022 was TNL, in which NBM was an early investor and on the board of which Blue Ocean’s chair sits. At that time, Blue Ocean considered TNL to be too small to be a serious prospect for a business combination. As of January 2022, the interest owned by NBM was less than 5% of TNL’s outstanding equity.

Blue Ocean was aware that in 2022 TNL was approached by a SPAC listed in London about a possible business combination, and that TNL was considering stock exchanges in Asia for a possible IPO. In late 2022 Blue Ocean learned that TNL was contemplating a merger with Tokyo-based Mediagene Inc. (“Mediagene”), a kabushiki kaisha incorporated under the laws of Japan, and that the combined company’s revenue and valuation would likely bring it within the range in which Blue Ocean was looking for an acquisition target. From January 11-16, 2023, Blue Ocean’s CEO and CFO traveled to Tokyo to meet with senior management of TNL and Mediagene; they continued discussions with TNL and Mediagene’s management after their return to the United States. They also reported to Blue Ocean’s board of directors on February 9, 2023 about the trip to Tokyo to meet with TNL and Mediagene, as part of a regularly scheduled update for the Board on acquisition targets.

Blue Ocean’s CEO and CFO continued to discuss a possible combination with TNL and Mediagene (following the combination of those two companies) through February and determined that the combined TNL/Mediagene would be a potential target. On February 3, 2023, Blue Ocean’s CEO and CFO presented to Mr. Chung and the TNL Media Group board of directors a summary investment thesis for TNL Media Group including public market listing considerations, the valuation framework, sources and uses of proceeds, timeline and next steps and joint company financial assumptions for a potential business combination between the combined TNL/Mediagene and Blue Ocean. On February 16, 2023, Blue Ocean’s CFO and CEO shared with Mr. Chung a presentation for the TNL Media Group board of directors including an interactive de-SPAC transaction model. The board presentation included answers to key question on valuation and timing and ownership and dilution considerations. The de-SPAC transaction model included assumptions based upon existing shareholder ownership including valuation, estimates, market capitalization and enterprise value. On February 27, 2023, Blue Ocean’s CEO and CFO began working in earnest on a non-binding letter of intent with respect to a potential business combination transaction (the “LOI”). After consulting with legal counsel about the possibility of a merger with TNL/Mediagene, and in light of NBM’s small investment in TNL and Mr. Brauchli’s service on TNL’s board, Blue Ocean formed a special committee of its board (the “Special Committee”) composed of independent directors who had no interest in NBM’s investment in TNL for the purpose of considering, evaluation, responding to and/or (if determined to be advisable by such committee) approving (or recommending, as applicable) or rejecting a potential merger with TNL or to take any action with respect thereto. Blue Ocean’s board of directors approved the formation of the Special Committee by resolution dated as of March 8, 2023, and as of March 13, 2023, the members of the Special Committee were Messrs. Pearlstine, Motley and Glodek, with Mr. Pearlstine serving as chair. The Special Committee designated Mr. Leggett and Mr. Lasov to represent Blue Ocean in the consideration of the combined TNL and Mediagene as an acquisition target and any negotiations with TNL and Mediagene. Mr. Lasov traveled to Taipei from April 30-May 7 and Tokyo May 8-12, 2023 as part of Blue Ocean’s due diligence review of TNL and Mediagene.

The Special Committee met March 8, 20 and 24, April 14 and 28, May 17, 24 and 30 and June 2 and 4 of 2023 with Messrs. Leggett and Lasov to review developments in the negotiation of a potential transaction with the combined TNL and Mediagene, reports on the due diligence review of TNL and Mediagene, and progress in drafting documents related to a potential merger. Mr. Leggett and Mr. Lasov represented Blue Ocean in all negotiations with TNL and Mediagene after March 8, and until June 6, 2023, reporting to the Special Committee. Mr. Chung was introduced to the Special Committee on March 20, 2023. On March 26, 2023, the Special Committee reviewed and approved the draft LOI reflecting additional input from Needham. On March 26, 2023, Blue Ocean’s CFO and CEO sent the draft LOI to Mr. Chung. On March 28, 2023, Blue Ocean’s CEO and CFO discussed the draft LOI with representatives of TNL, clarifying language for TNL and negotiating the deferral of transaction expenses to the closing of a business combination. On April 3, 2023, Blue Ocean’s CEO and CFO discussed the draft LOI with Mr. Chung, Mr. Wu and Mr. Lin. On April 4, 2023, Blue Ocean’s CEO and CFO emailed Mr. Chung, Mr. Wu and Mr. Lin with respect to negotiations on the earnouts and warrant transfer, transaction financing and liquidity, lock-up and registration, the transaction timetable, transaction expenses and exclusivity.

On April 6, 2023, Blue Ocean and TNL executed the LOI, which included preliminary key terms of and conditions to a potential transaction, subject to the completion of due diligence and the negotiation of definitive agreements, and which reflected negotiations between the parties that had occurred since Mr. Leggett’s and Mr. Lasov’s trip to Tokyo in January 2023, as described above. Following the negotiations described above, the executed non-binding LOI included few updates as compared to the draft LOI from March 26, 2023 and primarily focused on qualifying the scope of exclusivity to the ordinary course of business. The executed LOI provided for, among other things:

•        an exclusivity period through June 6, 2023;

•        an enterprise valuation of the combined TNL and Mediagene at $250 million to $300 million (less outstanding indebtedness and plus cash held at TNL) based in part on Mediagene having successfully merged into TNL and management’s expectations for the combined businesses;

•        customary lockup provisions, including a 180-day lockup for all TNL and Mediagene insiders and management members holding TNL and Mediagene equity interests and Blue Ocean shares lock-up with respect to 50% of Blue Ocean shares for the lesser of one year or if the stock traded at or above $12 for 20 of 30 trading days starting 150 days after the closing;

•        50% of Sponsor’s shares subject to vesting based on specific milestones. Sponsor to transfer up to an addition 750,000 warrants at Closing to TNL Mediagene to be distributed among a mutually agreed upon targeted group of key executives and leaders;

•        minimum PIPE financing raise of $35 million;

•        customary registration rights for certain shareholders of the post-Closing company;

•        customary termination rights for a transaction of this type, customary representations/warranties for a transaction of this type (none of which would survive the Closing), and customary interim operating covenants for a transaction of this type; and

•        an initial board of the post-Closing company to be comprised of nine directors, one of which would be nominated by the Sponsor.

As set forth in the LOI, TNL had a valuation range at a pre-money enterprise value of $250 million to $300 million. The LOI included the valuation based on TNL’s January 2023 projections and a description of its business, which was provided to Blue Ocean prior to due diligence by Blue Ocean and in anticipation of its potential merger with Mediagene, the then-current market conditions for comparable companies and on a review of valuations of companies in the Ad Tech, Digital Media and Agency sectors. All of this supported a valuation on a 4.8x multiple of 2024 revenue. This valuation was based on TNL’s projections, the review of valuations of companies in the same sectors as TNL, as well as a premium valuation that could be assigned to TNL as a trusted brand in a crowded space, its large, high-value audience, its proprietary technology and data solutions, and its record of organic and inorganic growth. The valuation assumed synergies from the combination of TNL with Mediagene in both costs and revenues, and zero net debt. The valuation range of the combined company at that point was estimated to be in a range between $275 million to $300 million.

In the first draft of the LOI, approved by the Special Committee after review and discussion on March 27, 2023, and sent to TNL on March 28, 2023, the valuation range was $250 million - $300 million. Mr. Leggett and Mr. Lasov discussed the LOI draft with TNL several times between March 27, 2023 and April 6, 2023, and reviewed those discussions with the Special Committee. As set forth in the LOI, the valuation was based on (a) Mediagene having merged into TNL, (b) TNL achieving or being on track to achieve minimum 2023 and 2024 EBITDA and revenue targets of $630,000 and $6.0 million, and $57.0 million and $70.5 million, respectively, and (c) TNL having retained advisors to complete an IPO readiness project to ensure its internal processes would be fully up to public company readiness standards.

TNL requested that the business combination agreement include a valuation, and not a range. The parties agreed to the midpoint of the $250 million to $300 million range in the LOI. That valuation was further supported by the opportunities for inorganic growth that were available once TNL shares were publicly traded.

In the first draft of the LOI shared with TNL, Blue Ocean proposed and TNL agreed to a lockup of 50% of Sponsor’s interest, with those shares vesting based on achieving certain performance milestones, including the passage of time after the close of the business combination, or a change in control of TNL. Blue Ocean also proposed transferring 750,000 of the Blue Ocean Private Placement Warrants held by Sponsor to Blue Ocean to be distributed among a mutually agreed upon group of key executives and leaders. As set forth in the LOI, the parties agreed that the vesting of 50% of the Sponsor’s shares would occur at any of three specific milestones: $85 million of last 12 months revenues, a change in control, or upon the 3rd anniversary of the Closing.

For purposes of calculating the exchange ratio in the LOI, the parties agreed that the valuation would be adjusted taking into account TNL’s debt (deducted) and TNL’s cash (added) at the closing. This calculation remained unchanged in the final LOI.

On April 21, 2023, Blue Ocean engaged Lee and Li (“L&L”) as its legal counsel for Taiwanese matters. Blue Ocean engaged Sidley Austin LLP (“Sidley”) as its primary legal counsel and Maples as its legal counsel for Cayman matters in April 2021, and both advised Blue Ocean through the negotiation and drafting of the business combination agreement with the combined TNL and Mediagene.

Following the execution of the LOI, Blue Ocean, with the assistance of Sidley and L&L, commenced extensive legal due diligence and sent a preliminary legal due diligence request list to TNL on April 21, 2023. From May 3, 2023 to May 19, 2023, Sidley and L&L, based on their respective review of the due diligence documents, sent follow-up legal due diligence requests to TNL.

On April 26, 2023, Blue Ocean entered into a Fairness Opinion Engagement Letter with Newbridge Securities Corporation, pursuant to which Blue Ocean formally engaged Newbridge to render an opinion in accordance with Newbridge’s customary practices to Blue Ocean’s board of directors.

On May 2, 2023, in a teleconference, representatives of Sidley and TNL’s legal counsel, Morrison & Foerster (“M&F”), held a “kick off” call to discuss transaction structure and plans for the preparation of definitive agreements relating to the proposed transaction.

On May 8, 2023, representatives of M&F sent representatives of Sidley a then-current draft of the Share Exchange Agreement by and between TNL and Mediagene, pursuant to which, among other things, TNL would acquire Mediagene and all of its subsidiaries, and which was in substantially final form.

On May 9, 2023, representatives of TNL and L&L held a telephone conference to discuss Taiwanese legal due diligence matters concerning TNL and Mediagene, which included topics such as general corporate; commercial contracts and government contracts; intercompany transactions; finance; labor and employment; litigation; intellectual property; data privacy and cybersecurity; and regulatory and compliance.

On May 16, 2023, Blue Ocean filed with the SEC a preliminary proxy statement to solicit consents from Blue Ocean shareholders to approve certain charter amendments related to, among other things, the extension of the date by which Blue Ocean has to complete an initial business combination from June 7, 2023 to June 7, 2024 (the “Extension Amendment”). The preliminary proxy extension noted that in the event Blue Ocean entered into a definitive business combination agreement before June 7, 2023, the deadline by which the company’s initial business combination had to be completed would be extended automatically to September 7, 2023.

On May 17, 2023, representatives of M&F sent representatives of Sidley an initial draft of the Merger Agreement. On May 18, 2023, representatives of Blue Ocean, TNL, Sidley, L&L, and M&F held a telephone conference to discuss legal due diligence matters concerning TNL and Mediagene, which included topics such as general corporate; finance; labor and employment; employee benefits and executive compensation; intellectual property; data privacy and cybersecurity; real estate; litigation, regulatory and government contracts; and environmental, health and safety.

On May 20, 2023, Blue Ocean received L&L’s initial due diligence report regarding Taiwanese legal matters and TNL and Mediagene. The report did not indicate any major issues impacting the proposed transaction.

On May 20, 2023, representatives of M&F sent a draft of the Assignment, Assumption and Amended & Restated Warrant Agreement, by and between Blue Ocean and the combined TNL and Mediagene, pursuant to which, among other things, reflects the assumption of the Blue Ocean Warrants by the combined TNL and Mediagene. Between May 20, 2023 and June 4, 2023, representatives of M&F and Sidley continued to exchange drafts to finalize the Assignment, Assumption and Amended & Restated Warrant Agreement.

On May 22, 2023, representatives of Sidley sent a list of material issues raised by M&F’s May 17, 2023 draft of the Merger Agreement to Blue Ocean, which included issues regarding deal structure, the earnout mechanism and vesting, and government approval dissent mechanism, the combined TNL and Mediagene’s approach to representations and warranties, and certain covenants of Blue Ocean and the combined TNL and Mediagene.

On May 23, 2023, representatives of M&F sent representatives of Sidley an initial draft of the form of Registration Rights Agreement, which, among other things, contains customary registration rights for Sponsor and other shareholders of Blue Ocean, TNL and Mediagene. Between May 23, 2023 and June 4, 2023, representatives of M&F and Sidley continued to exchange drafts to finalize the Registration Rights Agreement.

On May 25, 2023, representatives of Sidley and representatives of M&F held a telephone conference to address, among other things, the material issues representatives of Sidley discussed with representatives of Blue Ocean on May 23, 2023 and certain other issues, including with respect to the definition of PIPE Investments, the PIPE Investments outside date, the definition of Minimum Balance Sheet Cash, and the obligation to complete the merger.

On May 25, 2023, TNL and Mediagene executed the Share Exchange Agreement and merged the two companies. The combined company was initially named TNL and subsequently changed its name to TNL Mediagene on July 3, 2023.

On May 27, 2023, representatives of Sidley sent representatives of M&F a revised draft of the Merger Agreement, addressing, among other things, the material issues representatives of Sidley discussed with representatives of Blue Ocean on May 22, 2023 and with representatives of M&F on May 25, 2023.

On May 27, 2023, representatives of Sidley sent representatives of M&F an initial draft of the Sponsor Lock-Up and Support Agreement, pursuant to which, among other things, certain shareholders agreed not to transfer their Blue Ocean shares for a period of 180 days after the Closing and to vote their Blue Ocean Ordinary Shares in favor of the Blue Ocean Extension Proposal and the adoption of the Merger Agreement and the Transactions, including the Merger, and each other proposal related to the Merger included on the agenda for the meetings of Blue Ocean shareholders relating to the Blue Ocean Extension Proposal and the Merger (as applicable). Between May 27, 2023 and June 5, 2023, representatives of M&F and Sidley continued to exchange drafts to finalize the Sponsor Lock-Up and Support Agreement.

On May 30, 2023, representatives of M&F sent representatives of Sidley an initial draft of the TNL Mediagene Disclosure Letter. Between May 30, 2023 and June 5, 2023, representatives of M&F and Sidley continued to exchange drafts to finalize the TNL Mediagene Disclosure Letter.

On May 31, 2023, representatives of M&F sent representatives of Sidley a revised draft of the Merger Agreement. That day, representatives of Sidley sent representatives of Blue Ocean a list of material issues raised by M&F’s May 31, 2023 draft of the Merger Agreement to Blue Ocean, which included issues regarding the definition of indebtedness, certain covenants of Blue Ocean and TNL Mediagene, and the PIPE Investments.

From June 2, 2023 to June 5, 2023, representatives of Blue Ocean and TNL Mediagene, along with representatives of Sidley and M&F, worked together to resolve the remaining open points on the Merger Agreement and representatives of Sidley and M&F exchanged multiple drafts of the Merger Agreement, addressing, among other things, the material issues that representatives of Sidley discussed with representatives of Blue Ocean on May 31, 2023.

On June 2, 2023, representatives of M&F sent representatives of Sidley an initial draft of the Seventh Amended and Restated Memorandum of Association of TNL, prepared by Walkers, Cayman counsel for TNL, reflecting the integration of TNL and Mediagene. Between June 2, 2023 and June 5, 2023, representatives of M&F and Sidley continued to exchange drafts to finalize the Seventh Amended and Restated Memorandum of Association of TNL.

On June 2, 2023, the Special Committee held a meeting via video conference to discuss anticipated final transaction terms and evaluate the Merger, which was attended by all of the members of the Special Committee. Representatives of Sidley and Maples, and members of Blue Ocean’s management team were in attendance by invitation of the Special Committee. A representative of Sidley gave a presentation to the Special Committee that included a review of the key transaction terms of the Merger, including the Merger Agreement, and a review of the directors’ fiduciary duties. A representative of Maples gave a presentation that included a review of the directors’ fiduciary duties in connection with the consideration of the transaction.

On June 3, 2023, representatives of Sidley sent representatives of M&F an initial draft of the Blue Ocean Disclosure Letter. Between June 3, 2023 and June 6, 2023, representatives of M&F and Sidley continued to exchange drafts to finalize the Blue Ocean Disclosure Letter.

On June 4, 2024, representatives of Newbridge delivered the Opinion to Blue Ocean’s board of directors. Blue Ocean’s board of directors considered the Opinion to the effect that, as of the date of the Opinion, and subject to and based on the assumptions made, procedures followed, matters considered, limitations of review undertaken by Newbridge and qualifications contained in the Opinion, the merger consideration is fair to Blue Ocean and Blue Ocean’s unaffiliated public shareholders from a financial point of view.

On June 4, 2023, the Special Committee held a meeting via video conference to consider the transaction, and after discussion upon a motion duly made and seconded, the Special Committee resolved to recommend to the board of directors that the Merger Agreement and each of the related agreements and the Merger, be approved.

On June 4, 2023, Blue Ocean’s board of directors held a meeting via video conference to discuss anticipated final transaction terms and evaluate the Merger, which was attended by all of the directors. Representatives of Sidley and Maples, and members of Blue Ocean’s management team were in attendance by invitation of the board of directors of Blue Ocean. A representative of Sidley gave a presentation to Blue Ocean’s board of directors that included a review of the key transaction terms of the Merger, including the Merger Agreement, and a review of the directors’ fiduciary duties. A representative of Maples gave a presentation that included a review of the director’s fiduciary duties in connection with the consideration of the transaction. Following discussion and consideration, Blue Ocean’s board of directors concluded, taking into account the criteria utilized by Blue Ocean to evaluate acquisition opportunities and based upon its evaluation of TNL Mediagene, that the Merger Agreement, the other agreements contemplated thereby, the Merger was advisable and in the best interests of Blue Ocean and its shareholders and that it was advisable for Blue Ocean to enter into the Merger Agreement and consummate the transactions contemplated thereby. Upon a motion duly made and seconded, Blue Ocean’s board of directors resolved that the Merger Agreement and each of the related agreements and the Merger, be approved.

On June 6, 2023, Blue Ocean and TNL Mediagene executed the Merger Agreement and ancillary agreements and documentation related thereto. See “The Merger Agreement and Ancillary Documents” beginning on page 117 of this proxy statement/prospectus for a discussion of the terms of the Merger Agreement. See “Agreements Entered into in Connection with the Merger” beginning on page 128 of this proxy statement/prospectus for additional information about the ancillary agreements and documents entered into or to be entered into in connection with the Merger.

On June 6, 2023, Blue Ocean filed a Current Report on Form 8-K with the SEC announcing the execution of the Merger Agreement and the Merger and issued a joint press release publicly announcing the transaction, following both Blue Ocean’s and TNL Mediagene’s approval.

On June 20, 2023, Blue Ocean filed a Current Report on Form 8-K with the SEC announcing the issuance of an unsecured convertible promissory note to the Sponsor (the “2023 Sponsor Convertible Note”) which provides for borrowings from time to time of up to an aggregate of $1,500,000 to be drawn by Blue Ocean to finance costs incurred in connection with the Merger and for working capital purposes and/or to finance the monthly deposits in the Trust Account. As of June 30, 2024, a principal amount of $1,411,884 was outstanding under the 2023 Sponsor Convertible Note.

On August 4, 2023, Blue Ocean filed a Current Report on Form 8-K with the SEC announcing the issuance of an unsecured promissory note to TNL Mediagene (the “Original TNL Mediagene Working Capital Note”) for working capital purposes.

On August 1, 2023, Blue Ocean filed with the SEC a preliminary proxy statement to solicit consents from Blue Ocean shareholders to approve certain charter amendments related to, among other things, the extension of the date by which Blue Ocean has to complete an initial business combination from September 7, 2023 to June 7, 2024 (the “Extension Amendment”). On August 29, 2023, Blue Ocean shareholders approved the proposal for the Extension Amendment. Blue Ocean filed a Current Report on Form 8-K with the SEC on September 1, 2023, announcing the approval of and the final results of the shareholder vote approving the Extension Amendment.

On April 11, 2024, Blue Ocean filed a Current Report on Form 8-K with the SEC announcing the issuance of an unsecured promissory note to the Sponsor (the “2024 Sponsor Promissory Note”) which provides for borrowings from time to time of up to an aggregate of $750,000, with a flat repayment rate of 10%, to be drawn by Blue Ocean to finance costs and expenses related to Blue Ocean’s initial merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination involving Blue Ocean and one or more businesses or entities. As of the date of this proxy statement/prospectus, a principal amount of $750,000 was outstanding (and $825,000 owed giving effect to the 10% repayment rate) under the 2024 Sponsor Promissory Note.

On April 26, 2024, Blue Ocean filed with the SEC a preliminary proxy statement to solicit consents from Blue Ocean shareholders to approve certain proposals related to, among other things, the extension of the date by which Blue Ocean has to complete an initial business combination from June 7, 2024 to December 7, 2024. On May 14, 2024, Blue Ocean filed with the SEC the definitive proxy statement. On May 29, 2024, Blue Ocean shareholders approved the proposal for the Second Extension Amendment. Blue Ocean filed a Current Report on Form 8-K with the SEC on May 31, 2024, announcing the approval of and the final results of the shareholder vote approving the Second Extension Amendment.

On May 29, 2024, Blue Ocean and TNL entered into the First Amendment to extend the outside date from June 7, 2024 to September 30, 2024 with an automatic extension of the outside date to December 7, 2024 unless either party gives a notice stating otherwise. Blue Ocean filed a Current Report on Form 8-K with the SEC on May 31, 2024, announcing the First Amendment.

On May 30, 2024, Blue Ocean and the Sponsor amended and restated the 2023 Sponsor Convertible Note to amend the maturity date to the earlier of (i) December 7, 2024; (ii) the date on which Blue Ocean consummates its initial merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination or (iii) the date Blue Ocean liquidates the Trust Account upon the failure of Blue Ocean to consummate an initial business combination within the requisite time period. Blue Ocean filed a Current Report on Form 8-K with the SEC on June 3, 2024 announcing the amendment to the 2023 Sponsor Convertible Note.

On June 21, 2024, Blue Ocean issued an aggregate of 4,353,749 Blue Ocean Class A Shares to the Sponsor upon the conversion of an equal number of Blue Ocean Class B Shares and an aggregate of 390,000 Blue Ocean Class A Shares to Norman Pearlstine, Joel Motley, Matt Goldberg, Priscilla Han, Apollo Credit Strategies Master Fund Ltd. and other holders of the Blue Ocean Class B Shares upon the conversion of an equal number of Blue Ocean Class B Shares in the Conversion. Blue Ocean filed a Current Report on Form 8-K with the SEC on June 25, 2024 announcing the Conversion.

On July 19, 2024, Blue Ocean filed a Current Report on Form 8-K with the SEC announcing the amendment and restatement of the unsecured promissory note to TNL Mediagene (the “TNL Mediagene Working Capital Note”) for working capital purposes, which amended and restated the Original TNL Mediagene Working Capital Note in its entirety. As of the date of this proxy statement/prospectus, $554,900 is outstanding under the TNL Mediagene Working Capital Note. The parties have continued and expect to continue regular discussions in connection with, and to facilitate the consummation of, the Merger.

On October 23, 2024, Blue Ocean and TNL Mediagene entered into the Second Amendment, pursuant to which the conditions to the Closing that (i) TNL Mediagene has at least $5,000,001 of net tangible assets immediately after the Effective Time and (ii) the Minimum Balance Sheet Cash being no less than $20,000,000 immediately prior to or upon Closing were removed. Contemporaneously with the execution of the Second Amendment, Blue Ocean, TNL and Sponsor entered into the Amendment No. 1 to the Sponsor Lock-Up and Support Agreement (the “Sponsor Agreement Amendment”) to provide that (x) the Sponsor shall, at Closing, forfeit up to (i) 2,208,859 Founder Shares and (ii) 50% of the Private Placement Warrants held by Sponsor immediately prior to the Closing, subject, in each case, to adjustment based on the amount of Minimum Balance Sheet Cash calculated in accordance with the Merger Agreement at Closing, and (y) the duration prongs of the conditions for issuance of the Earn-Out Shares be shortened from 18 to 12 months for purposes of the First Earn-Out Period and from three to two years for purposes of the Second Earn-Out Period. Blue Ocean filed a Current Report on Form 8-K with the SEC on October 23, 2024, announcing the Second Amendment and the Sponsor Agreement Amendment.

Blue Ocean’s Board of Directors’ Reasons for the Merger

Blue Ocean was organized for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

In evaluating the Merger and reaching its unanimous resolution (i) that the Merger Agreement and the transactions contemplated thereby are advisable and in the best interests of Blue Ocean and its shareholders and (ii) to recommend that the shareholders adopt the Merger Agreement and approve the Merger and the transactions contemplated thereby, Blue Ocean’s board of directors consulted with Blue Ocean’s management and financial, legal and other advisors and considered a number of factors. In particular, Blue Ocean’s board of directors considered, among other things, the following factors, although not weighted or in any order of significance:

•        Industry and Trends.    TNL Mediagene’s business is based on a portfolio of diverse and trusted media brands and a suite of AI-powered advertising and data analytics solutions that Blue Ocean’s board of directors, following a review of media and advertising industry trends and other industry factors, considered attractive and expects to have continued growth potential in future periods and in the geographies where TNL Mediagene operates;

•        Additional Growth Opportunities.    The potential to grow TNL Mediagene by identifying opportunities to commercialize new technology and continued development and monetization of TNL Mediagene’s integrated media platform in its core markets;

•        Experienced and Proven Management Team.    Blue Ocean’s board of directors believes that TNL Mediagene has an experienced management team with diverse experience. Over a 17-month period, the Blue Ocean management team has had the opportunity to engage and evaluate the TNL Mediagene management team. Blue Ocean is confident in TNL Mediagene’s management team’s deep industry knowledge and strategic vision. In addition, the entire senior management of TNL Mediagene is expected to continue with the combined company following the Merger to execute the business and strategic growth plan. The combined company will be led by Joey (Tzu-Wei) Chung, as its Chief Executive Officer, who has over 10 years of experience in digital media and Motoko Imada, as President and Chief Operating Officer, who has over 25 years of experience in media;

•        Due Diligence.    Blue Ocean’s management and external advisors conducted significant due diligence investigations of TNL Mediagene. This included detailed commercial, financial and tax due diligence reviews including market research and meetings and calls with TNL Mediagene’s management regarding TNL Mediagene’s business model, operations and forecasts. As part of its evaluation of TNL Mediagene, Blue Ocean’s board of directors and Blue Ocean management also considered the financial profiles of publicly traded companies in the same and adjacent sectors;

•        Lock-Up.    The TNL Mediagene management and certain insiders and investors of TNL Mediagene have agreed to a 180-day lock-up period with respect to their TNL Mediagene Ordinary Shares, subject to customary exceptions, which will provide important stability to the combined company for a period of time following the Merger;

•        Reasonableness of Merger Consideration.    Following receipt and consideration of the Opinion and a review of the financial data provided to Blue Ocean, including the historical financial statements of TNL Mediagene and Blue Ocean’s due diligence review and financial and valuation analyses of TNL Mediagene, Blue Ocean’s board of directors considered the transaction consideration to be issued to TNL Mediagene’s shareholders and determined that the consideration was reasonable in light of such data and financial information;

•        Fairness Opinion.    Blue Ocean’s board of directors considered the Opinion delivered by Newbridge to the effect that, as of the date of the Opinion, and subject to and based on the assumptions made, procedures followed, matters considered, limitations of review undertaken by Newbridge and qualifications contained in the Opinion, the merger consideration is fair to Blue Ocean and Blue Ocean’s unaffiliated public shareholders from a financial point of view.

•        Other Alternatives.    After a review of other business combination opportunities reasonably available to Blue Ocean, Blue Ocean’s board of directors believes that the proposed Merger represents the best potential business combination available to Blue Ocean and the most attractive opportunity for Blue Ocean’s shareholders based upon the process utilized to evaluate and assess other potential acquisition targets; and

•        Negotiated Transaction.    The terms and conditions of the Merger Agreement and the related agreements and the transactions contemplated thereby, each party’s representations, warranties and covenants, the conditions to each party’s obligation to consummate the Merger and the termination provisions, were the product of arms-length negotiations, that, in the view of Blue Ocean’s board of directors, reasonable showed a strong commitment by Blue Ocean and TNL Mediagene to complete the Merger. Blue Ocean’s board of directors also considered the financial and other terms of the Merger Agreement and the fact that such terms and conditions are, in their view, reasonable and were the product of arm’s-length negotiations between Blue Ocean and TNL Mediagene.

Although Blue Ocean’s board of directors believes that the Merger with TNL Mediagene presents an attractive business combination opportunity and is in the best interests of Blue Ocean and its shareholders, Blue Ocean’s board of directors did consider certain potentially material negative factors in arriving at that conclusion, including, among others:

•        TNL Mediagene Business Risks.    Blue Ocean’s board of directors considered that Blue Ocean’s public shareholders would be subject to the execution risks associated with the combined company if they retained their Public Shares following the Closing, which will be different from the risks related to holding Public Shares of Blue Ocean prior to the Closing. In this regard, Blue Ocean’s board of directors considered that there were risks associated with successful implementation of TNL Mediagene’s long-term business plan and strategy and the combined company realizing the anticipated benefits of the Merger on the timeline expected or at all. Blue Ocean’s board of directors considered that the failure of any of these activities to be completed successfully may decrease the actual benefits of the Merger and that Blue Ocean’s public shareholders may not fully realize these benefits to the extent that they expected following the completion of the Merger. For additional description of these risks, please see “Risk Factors;”

•        Macroeconomic Risks.    Macroeconomic uncertainty and the effects it could have on the combined company’s financial condition and results of operation;

•        Closing Conditions.    The fact that the completion of the Merger is conditioned on the satisfaction of certain closing conditions that are not within Blue Ocean’s control;

•        Shareholder Vote.     The risk that Blue Ocean’s public shareholders may fail to approve the Business Combination Proposal;

•        Redemption Risk.    The potential that a significant number of Blue Ocean’s public shareholders elect to redeem their Public Shares prior to the consummation of the Merger pursuant to the Blue Ocean Articles, which would provide less capital to the combined company after Closing;

•        Litigation.    The possibility of litigation challenging the Merger or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Merger;

•        Listing Risks.    The challenges associated with preparing the combined company and its subsidiaries for the applicable disclosure and listing requirements to which the combined company will be subject as a publicly traded company on Nasdaq;

•        Liquidation of Blue Ocean.    The risks and costs to Blue Ocean if the Merger is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in Blue Ocean being unable to effect an initial business combination by December 7, 2024 (or such later date as may be approved by Blue Ocean Public Shareholders); and

•        Fees and Expenses.    The fees and expenses associated with completing the Merger.

In addition to considering the factors above, Blue Ocean’s board of directors also considered other factors including, without limitation:

•        Interests of Certain Persons.    Some officers and directors of Blue Ocean have interests in the Merger. See “Proposal One — The Business Combination Proposal — Interests of Certain Persons in the Merger”; and

•        Other Risk Factors.    Various other risk factors associated with TNL Mediagene’s business, as described in “Risk Factors.”

Blue Ocean’s board of directors concluded that the potential benefits that it expected Blue Ocean and Blue Ocean’s shareholders to achieve as a result of the Merger outweighed the potentially negative factors and other risks associated with the Merger. Blue Ocean’s board of directors also noted that Blue Ocean shareholders would have a substantial economic interest in the combined company (depending on the level of redemptions by Blue Ocean’s public shareholders). Accordingly, Blue Ocean’s board of directors unanimously determined that the Merger Agreement, the ancillary agreements referenced therein, and the transactions contemplated thereby were advisable to and in the best interests of Blue Ocean and its shareholders.

Certain Unaudited Prospective Financial Information of TNL Mediagene

In January 2023, prior to the merger of TNL and Mediagene, Blue Ocean received financial models of future financial projections of TNL for the years ending December 31, 2023, 2024 and 2025 (the “TNL Projections”) and Mediagene for its fiscal years ending February 29, 2024, February 28, 2025 and February 28, 2026 (the “Mediagene Projections”, and together with the TNL Projections, the “Projections”), prepared by the respective managements of TNL and Mediagene. TNL Mediagene does not, as a matter of general practice, make public projections as to future revenues, earnings, or other results. However, in connection with Blue Ocean’s consideration of the Merger and Newbridge’s financial analysis of TNL Mediagene described under “— Opinion of Newbridge,” the managements of TNL and Mediagene in January 2023 provided the Projections to Blue Ocean and Newbridge.

The Projections were not prepared with a view towards compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants or IFRS for preparation and presentation of prospective financial information. The Projections are subjective in many respects and therefore susceptible to varying interpretations and the need for periodic revision based on actual experience, macro market conditions and business developments, and were not intended for third-party use, including by investors or holders. You are cautioned not to rely on the Projections in making a decision regarding the Merger, as the Projections may be materially different than actual results.

The Projections reflect numerous assumptions including assumptions with respect to general business, economic, market, regulatory and financial conditions and various other factors in existence at the time of preparation, all of which are difficult to predict and many of which are beyond TNL Mediagene’s or Blue Ocean’s control, such as the risks and uncertainties contained in “Risk Factors” beginning on page 24 of this proxy statement/prospectus. The Projections should be read in conjunction with the historical audited consolidated financial statements of TNL Mediagene included elsewhere in this proxy statement/prospectus.

The Projections for revenue and costs are forward-looking statements that are based on growth assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond TNL Mediagene’s or Blue Ocean’s control. In particular, the exchange rates assumed to prepare the Projections were based on the prevalent exchange rates at the time of preparation of the respective Projections and may be materially different from the current or future exchange rates, especially the exchange rate of Japanese yen to U.S. Dollars used in the Projections. While all projections are necessarily speculative, the Projections were prepared prior to the merger of TNL and Mediagene as the TNL Projections and the Mediagene Projections were based on estimates and assumptions of the respective TNL and Mediagene management teams with respect to the expected future financial performance of TNL and Mediagene as separate businesses at the time the respective Projections were prepared and speak only as of that time.

The Projections were a component of Blue Ocean’s overall evaluation of TNL Mediagene and are included in this proxy statement/prospectus because they were provided to Blue Ocean’s board of directors for its evaluation of the Merger. TNL Mediagene has not warranted the accuracy, reliability, appropriateness or completeness of the Projections to anyone, including Blue Ocean. Neither TNL Mediagene’s management nor any of its representatives has made or makes any representation to any person regarding the ultimate performance of TNL Mediagene compared to the information contained in the Projections, and, except to the extent required by law, none of them intends to or undertakes any obligation to update or otherwise revise the Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the Projections are shown to be in error. Accordingly, they should not be looked upon as “guidance” of any sort. TNL Mediagene will not refer back to the Projections in future periodic reports filed under the Exchange Act following the Merger.

The prospective financial information included in this document has been prepared by, and is the responsibility of, the respective TNL and Mediagene management teams. PricewaterhouseCoopers Taiwan has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers Taiwan does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers Taiwan report included in this proxy statement/prospectus relates to historical financial information of TNL Mediagene. It does not extend to the prospective financial information and should not be read to do so.

Presented below are the key elements of the Projections for the projected fiscal years 2023, 2024 and 2025 provided to Blue Ocean and Newbridge.

		For the projected(1)
(US$ in million, unless otherwise stated)	2023	2024	2025
Revenue	56.6	70.5	84.1
TNL(2)	31.8	40.0	47.6
Mediagene(3)	24.8	30.5	36.5
Cost of revenue	34.4	39.5	46.5
TNL(2)	15.8	18.8	22.1
Mediagene(3)	18.6	20.7	24.4
Sales, general and administrative expenses	21.6	24.6	27.5
TNL(2)	14.2	16.3	17.7
Mediagene(3)	7.4	8.3	9.7
EBITDA	0.6	6.4	10.2
EBITDA Margin (%)	1.1%	9.0%	12.1%

____________

(1)      The TNL Projections provided were for the fiscal years ending December 31, 2023, 2024 and 2025 while the Mediagene Projections provided were for the fiscal years ending February 28, 2025 and February 28, 2026.

(2)      In the TNL Projections, the exchange rate of NT$30.00 to US$1.00 was assumed for each of the years ending December 31, 2023, December 31, 2024, and December 31, 2025.

(3)      In the Mediagene Projections, the exchange rates of JPY135 to US$1.00 was assumed for the fiscal year ending February 28, 2024, JPY126.00 to US$1.00 was assumed for the fiscal year ending February 28, 2025 and the exchange rate of JPY118.00 to US$1.00 was assumed for the fiscal year ending February 28, 2026.

EBITDA included in the Projections is a non-IFRS financial measure. The non-IFRS financial measure should not be considered in isolation from, or as a substitute for, TNL Mediagene’s consolidated financial results prepared in accordance with IFRS or TNL Mediagene’s financial information presented in compliance with IFRS, and the non-IFRS financial measure as used by TNL Mediagene in the Projections may not be comparable to similarly titled amounts used by other companies. The non-IFRS measure is uncertain and depends on various factors that cannot be reliably predicted and so reconciliations for projections of the non-IFRS financial measure have not been provided. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the Projections. The inclusion of the Projections in this proxy statement/prospectus should not be regarded as an indication that TNL Mediagene or its representatives considered or currently consider the Projections to be a reliable prediction of future events, and reliance should not be placed on the Projections.

Opinion of Newbridge

Blue Ocean retained Newbridge to act as its financial advisor in connection with the Merger. Newbridge, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Blue Ocean selected Newbridge to act as its financial advisor in connection with the Merger on the basis of Newbridge’s experience in similar transactions and its reputation in the investment community.

On May 31, 2023, at a meeting of Blue Ocean’s board of directors held to evaluate the Merger, Newbridge delivered to Blue Ocean’s board of directors an oral opinion, which was confirmed by delivery of the Opinion, dated June 4, 2023, to the effect that, as of the date of the Opinion and based on and subject to various assumptions and limitations described in its written opinion, the merger consideration to be paid to the shareholders of TNL Mediagene is fair, from a financial point of view, to Blue Ocean’s shareholders.

The full text of the Opinion to Blue Ocean’s board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex D hereto and is incorporated by reference herein in its entirety. The following summary of the Opinion is qualified in its entirety by reference to the full text of the Opinion. Newbridge delivered its Opinion to Blue Ocean’s board of directors for the benefit and use of Blue Ocean’s board of directors (in its capacity as such) in connection with and for the purposes of its evaluation of the Merger from a financial point of view. Newbridge’s opinion also does not address the relative merits of the Merger as compared to any alternative business strategies or transactions that might exist for Blue Ocean, or Blue Ocean’s underlying business decision whether to proceed with those business strategies or transactions.

In connection with rendering the Opinion, Newbridge, among other things:

•        considered our assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions, and business and securities valuations generally;

•        reviewed a draft of the Merger Agreement, dated May 29, 2023;

•        reviewed Blue Ocean’s publicly available historical financial results, as well as certain publicly available information concerning the trading of, and the trading market for, the Blue Ocean Ordinary Shares since the Blue Ocean IPO in December 2021;

•        reviewed publicly available financial information of Blue Ocean filed with the SEC, including its Form 10-Qs, Form 10-Ks, and certain reports on material events filed on Forms 8-K between December 2, 2021, and June 2, 2023;

•        reviewed a financial model of TNL Mediagene with historical and future financial projections (including potential revenue growth, EBITDA, net income and free cash flow margins) provided by TNL Mediagene’s management team;

•        conducted discussions with TNL Mediagene’s management team to better understand TNL Mediagene’s recent business history, and near-term financials;

•        performed a discounted cash flow analysis layered onto TNL Mediagene’s financial model provided;

•        performed a public company comparable analysis of similar companies to TNL Mediagene that trade on a major North American, European or Asian stock exchange and operate in the “Ad Tech”, “Digital Media” and “Agency Media” sectors, to derive certain forward Enterprise Value/Revenue multiples; and

•        performed Comparable Precedent M&A Transaction analysis of similar companies to TNL Mediagene in the “Ad Tech,” “Digital Media” and “Agency Media” sectors, to derive recent Enterprise Value/Revenue multiples.

Newbridge also considered such other information, financial studies, analyses and investigations, and financial, economic and market criteria which it deemed relevant. In conducting its review and arriving at its Opinion, Newbridge did not independently verify any of the foregoing information and Newbridge assumed and relied upon such information being accurate and complete in all material respects, and Newbridge further relied upon the assurances of Blue Ocean’s management that they are not aware of any facts that would make any of the information reviewed by Newbridge inaccurate, incomplete or misleading in any material respect. In addition, Newbridge has not assumed any responsibility for any independent valuation or appraisal of the assets or liabilities, including any ongoing litigation and administrative investigations, if any, of TNL Mediagene, nor has Newbridge been furnished with any such valuation or appraisal. In addition, Newbridge has not assumed any obligation to conduct, nor has it conducted, any physical inspection of the properties or facilities of TNL Mediagene.

The issuance of the Opinion was approved by an authorized internal committee of Newbridge. Newbridge’s opinion is necessarily based on economic, market and other conditions as they exist and can be evaluated on, and the information made available to it on, the date thereof. Newbridge expressed no opinion as to the underlying valuation, future performance or long-term viability of Blue Ocean and its successors. Further, Newbridge expressed no opinion as to what the value of Blue Ocean Ordinary Shares actually will be when the Merger is consummated or the prices at which Blue Ocean Ordinary Shares will trade at any time. It should be understood that, although subsequent developments may affect the Opinion, Newbridge does not have any obligation to update, revise or reaffirm its Opinion and has expressly disclaimed any responsibility to do so.

The following represents a brief summary of the material financial analyses reviewed by Blue Ocean’s board of directors and performed by Newbridge in connection with its Opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Newbridge, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Newbridge. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Newbridge.

Financial Analyses

Newbridge employed various methods to analyze the range of values of TNL Mediagene.

Comparable Public Company Analysis

To calculate the implied equity value of the operating business, Newbridge first obtained the average Enterprise Value/2024E Revenue multiples from a total of 23 comparable public companies in three related market sectors, identified by Newbridge and applied to TNL Mediagene’s proforma 2024E Revenue in three related sub-verticals. The public company comparables were selected using the following criteria: (i) listed on a major stock exchange in the United States, Europe, Middle East North Africa (MENA) or Asia, (ii) in the “AdTech”, “Digital Media”, and “Agency Media” sectors, and (iii) had forecasted Revenue for 2024.

The EV / 2024E Revenue multiple used was determined by blending the three EV/ 2024 Revenue multiple in each sector by the TNL Mediagene projected 2024 revenue contribution in that sector in the following manner:

•        AdTech Industry — Average EV/Revenue Multiple (5.0X) multiplied by 50%.

•        Digital Media Industry — Average EV/Revenue Multiple (3.5X) multiplied by 30%.

•        Agency Media Industry — Average EV/Revenue Multiple (1.5X) multiplied by 20%.

The blended multiple as a percentage of 2024 industry revenue contribution was 3.8x and was then multiplied by the 2024E Revenue of TNL Mediagene of $70.5 million, to derive an Enterprise Value of $270.3 million. The Net Debt (of -$5.5 million) was added to the Enterprise Value to obtain an Implied Equity Value using this analysis of $264.8 million.

The table below summarizes certain observed historical and projected financial performance and trading multiples of the selected public companies and was sourced from S&P Capital IQ data as of May 26, 2023.

Industry: AdTech	5/26/2023	Stock Price	Balance Sheet		Valuation Multiples
Company Name	Symbol		Market Capitalization	Enterprise Value	EV/Revenue 2024E
The Trade Desk, Inc.	NasdaqGM:TTD	$67.70	$33,080.40	$32,003.80	13.5x
AppLovin Corporation	NasdaqGS:APP	$24.10	$8,765.70	$10,781.70	3.4x
DoubleVerify Holdings, Inc.	NYSE:DV	$33.40	$5,552.40	$5,350.80	10.7x
Integral Ad Science Holding Corp.	NasdaqGS:IAS	$18.30	$2,833.60	$2,980.70	6.7x
Zeta Global Holdings Corp.	NYSE:ZETA	$8.80	$1,870.50	$1,946.50	2.4x
Criteo S.A.	NasdaqGS:CRTO	$32.20	$1,805.30	$1,629.50	1.7x
LiveRamp Holdings, Inc.	NYSE:RAMP	$25.00	$1,658.10	$1,208.00	2.0x
Magnite, Inc.	NasdaqGS:MGNI	$11.80	$1,597.10	$2,120.60	3.4x
Appier Group, Inc.	TSE:4180	$9.40	$955.40	$841.30	3.6x
PubMatic, Inc.	NasdaqGM:PUBM	$17.10	$888.10	$740.40	2.5x
	AVERAGE		$5,900.7	$5,960.3	5.0x
Industry: Digital Media	5/26/2023	Stock Price	Balance Sheet		Valuation Multiples
Company Name	Symbol		Market Capitalization	Enterprise Value	EV/Revenue 2024E
Future plc	LSE:FUTR	$9.60	$1,147.20	$1,695.30	1.8x
GUOMAI Culture & Media Co., Ltd.	SZSE:301052	$9.00	$655.40	$603.30	5.8x
Sichuan Newsnet Media (Group) Co., Ltd.	SZSE:300987	$2.80	$480.20	$391.90	9.4x
Guangdong Insight Brand Marketing Group Co., Ltd.	SZSE:300781	$3.50	$383.20	$364.00	3.2x
LBG Media plc	AIM:LBG	$1.20	$250.50	$219.10	2.8x
Buzzfeed, Inc.	NasdaqGM:BZFD	$0.60	$84.60	$266.90	0.6x
Quint Digital Limited	BSE:539515	$1.60	$77.20	$78.50	4.9x
Cineverse Corp.	NasdaqCM:CNVS	$0.30	$51.80	$50.10	1.0x
Chicken Soup for the Soul Entertainment, Inc.	NasdaqGM:CSSE	$1.30	$51.20	$571.40	2.2x
	AVERAGE		$353.5	$471.2	3.5x
Industry: Agency Media	5/26/2023	Stock Price	Balance Sheet		Valuation Multiples
Company Name	Symbol		Market Capitalization	Enterprise Value	EV/Revenue 2024E
Publicis Groupe S.A.	ENXTPA:PUB	$75.10	$18,727.00	$20,768.20	1.5x
Omnicom Group Inc.	NYSE:OMC	$90.00	$17,946.40	$21,992.40	1.4x
The Interpublic Group of Companies, Inc.	NYSE:IPG	$37.70	$14,557.30	$17,454.60	1.7x
WPP plc	LSE:WPP	$10.80	$11,501.60	$17,730.30	1.1x
($ in millions, except per share data)	AVERAGE		$15,683.1	$19,486.4	1.5x

Comparable Precedent M&A Transaction Analysis

Newbridge analyzed the last four years (since June 2019) of M&A transaction data to find similar transactions where the targets being acquired most resembled TNL Mediagene. The universe of transactions where there were similarities to TNL Mediagene, and where financial data was recorded for the transaction value was generally limited, as is usually the case versus comparable public companies. The criteria used for the selected transactions were those in which the targets most resembled TNL Mediagene, and included (i) targets with business models in the “Digital Media” sector, (ii) transactions that occurred with companies’ headquarters in the United States, Canada, Europe or Asia, and (iii) where the identified the Enterprise Value/Revenue multiple was known.

The average EV/2024E Revenue multiple for the Digital Media sector (of 4.6x) was multiplied by the 2024E Revenue of TNL Mediagene of $70.5 million, to derive an Enterprise Value of $326.9 million. The Net Debt (of -$5.5 million) was added to the Enterprise Value to obtain an Implied Equity Value using this analysis of $321.4 million.

The table below summarizes the Comparable Precedent M&A Transaction data set, and was sourced from S&P Capital IQ data as of May 26, 2023.

M&A Comparables Analysis (June 2019 — Present)

Industry | Digital Media (millions USD)

M&A Closed Date	Target Company	Enterprise Value	Target LTM Revenues	Enterprise Value/Revenues	Acquirors
8/7/2022	Axios Media, Inc.	$525	$100	5.3x	Cox Enterprises, Inc.
7/18/2022	Industry Dive, Inc.	$525	$110	4.8x	Informa, plc
2/22/2022	TEGNA, Inc.	$8,686	$3,154	2.8x	Standard General
1/6/2022	The Athletic Media Company	$550	$65	8.5x	The New York Times Company
8/26/2021	Politico Media Group, LLC	$1,000	$200	5.0x	Axel Springer
9/14/2020	CNET Media Group	$500	$225	2.2x	Red Ventures, LLC
10/2/2019	Refinery29	$400	$100	4.0x	Vice Media, LLC
	AVERAGE	$1,740.90	$564.90	4.6x

Discounted Cash Flow Analysis

The Discounted Cash Flow Analysis (the “DCF Analysis”) approach is a valuation technique that provides an estimation of the value of a business based on the cash flows that a business can be expected to generate. The DCF Analysis begins with an estimation of the annual cash flows the subject business is expected to generate over a 10-year projection period. The estimated cash flows for each of the years in the projection period are then converted to their present value equivalents using a rate of return appropriate for the risk of achieving the projected cash flows. The present values of the estimated cash flows are then added to the present value equivalent of the residual/terminal value of the business at the end of the projection period to arrive at an estimate of value.

Newbridge performed a DCF Analysis of the estimated future unlevered free cash flows attributable to TNL Mediagene for the fiscal years of 2023 through 2032. In applying the DCF Analysis, Newbridge relied on the financial projections prepared by TNL Mediagene that estimated certain revenue growth rates, as well as EBITDA and cashflow margins. Newbridge applied a discount rate of 9.0% and a terminal value based on growth in perpetuity rate of 2.0%.

Newbridge determined that the middle of the range of the discounted cash flow values was $286.1 million.

The table below summarizes the projected cashflows used in the DCF Analysis. The projections for revenue growth and cash-flow margins between 2023 – 2026 were provided by the management team of TNL Mediagene. The estimates for revenue growth and cashflow margins between 2027 – 2032 were determined collectively by the management team of TNL Mediagene, Blue Ocean and Newbridge, and are meant to be conservative, with no guarantees that these milestones can be achieved.

Key Assumptions
TV Based on Growth in Perpetuity	2.0%
Discount Rate	9.0%
TNL Mediagene Estimates/Projections		TNL Mediagene Estimates			Projections
		2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Revenue		$56.6	$70.5	$84.1	$100.9	$121.1	$145.3	$174.4	$209.2	$251.1	$301.3
Revenue Growth		18.4%	24.4%	19.3%	20.0%	20.0%	20.0%	20.0%	20.0%	20.0%	20.0%
Free Cashflow		$(0.1)	$3.5	$5.9	$11.1	$13.3	$16.0	$19.2	$23.0	$27.6	$33.1
FCF Margins		-0.3%	4.9%	7.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%
Terminal Value Based on Growth in Perpetuity											$482.9
Net Present Value of Cash Flows	$286.1	$(0.1)	$2.9	$4.5	$7.9	$8.7	$9.5	$10.5	$11.6	$12.7	$218.0

____________

Notes:

(1)      The growth in perpetuity rate is the constant rate that a company is expected to grow at continuously. This growth rate starts at the end of the last forecasted cash flow period in a discounted cash flow model and goes into perpetuity.

(2)      The discount rate refers to the rate of interest that is applied to future cash flows of an investment to calculate its present value.

Miscellaneous

The discussion set forth above is a summary of the material financial analyses presented by Newbridge to Blue Ocean’s board of directors in connection with its Opinion and is not a comprehensive description of all analyses undertaken by Newbridge in connection with its Opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Newbridge believes that its analyses summarized above must be considered as a whole. Newbridge further believes that selecting portions of its analyses and the factors considered, or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Newbridge’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, Newbridge considered industry performance, general business and economic conditions and other matters, many of which are beyond Blue Ocean’s control. The estimates of Blue Ocean’s future performance in or underlying Newbridge’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by Newbridge’s analyses. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be Newbridge’s view of the actual values of the Blue Ocean Ordinary Shares.

Conclusion

The values derived from the different analyses that Newbridge used show a range between $264.8 million to $321.4 million The merger consideration to be paid by Blue Ocean of $275.0 million is below the midpoint of the valuation ranges of the financial analyses described above.

Based on its analysis, it is Newbridge’s opinion that, (i) the merger consideration is fair, from a financial point of view, to Blue Ocean’s and Blue Ocean’s unaffiliated public shareholders and (ii) TNL Mediagene has an aggregate fair market value equal to at least 80% of the net assets held in the Trust Account (excluding deferred underwriting fees and taxes payable on the income earned on the Trust Account).

The type and amount of consideration payable in the Merger was determined through negotiations between Blue Ocean and TNL Mediagene, and was approved by Blue Ocean’s board of directors. The decision to enter into the Merger Agreement was solely that of Blue Ocean’s board of directors. As described above, Newbridge’s opinion and analyses was only one of many factors considered by Blue Ocean’s board of directors in its evaluation of the Merger and should not be viewed as determinative of the views of Blue Ocean’s or TNL Mediagene’s management with respect to the Merger.

Fees and Expenses

As compensation for Newbridge’s services in connection with the rendering of its Opinion to Blue Ocean’s board of directors, Blue Ocean agreed to pay Newbridge a fee of $150,000. $10,000 of the fee was paid as a retainer, $70,000 was paid upon delivery of the Opinion, and the remaining $70,000 is payable upon consummation of the Merger. No portion of Newbridge’s fee is refundable or contingent upon the conclusion reached in the Opinion.

Satisfaction of 80% Test

It is a requirement under the Blue Ocean Articles and Nasdaq rules that any business acquired by Blue Ocean have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the execution of a definitive agreement for an initial business combination. The balance of the funds in the Trust Account (excluding deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the execution of the Merger Agreement with TNL Mediagene was approximately $68.3 million and 80% thereof represents approximately $54.6 million. In determining whether the 80% requirement was met, rather than relying on any one factor, Blue Ocean’s board of directors concluded that it was appropriate to base such valuation on all of the qualitative factors described in this section and “— Blue Ocean’s Board of Directors’ Reasons for the Merger” as well as quantitative factors, such as the anticipated implied equity value of the combined company being approximately $321.4 million with no material debt expected to be outstanding. Based on the qualitative and quantitative information used to approve the Merger described herein, as well as a review of the Opinion, Blue Ocean’s board of directors determined that the foregoing 80% net asset requirement was met. Blue Ocean’s board of directors believes that the financial skills and background of its members qualify it to conclude that the acquisition met the 80% net asset requirement.

Interests of Certain Persons in the Merger

In considering the recommendation of Blue Ocean’s board of directors to vote in favor of approval of the Business Combination Proposal and the Merger Proposal, shareholders should keep in mind that Blue Ocean’s directors and executive officers, as well as certain directors and executive officers of TNL Mediagene, have interests in such proposals that are different from, or in addition to, those of Blue Ocean shareholders generally. If Blue Ocean does not complete the Merger with TNL or another business combination by December 7, 2024 (or such later date as may be approved by Blue Ocean Public Shareholders), Blue Ocean must redeem 100% of the outstanding Public Shares and liquidate and dissolve. As a result, and given the Sponsor’s interests in the Merger, the Sponsor may be incentivized to complete a business combination with a less favorable combination partner or on terms less favorable to Blue Ocean Public Shareholders rather than fail to complete a business combination and be forced to liquidate and dissolve Blue Ocean. In particular:

•        If the Merger with TNL Mediagene or another business combination is not consummated by December 7, 2024 (or such later date as may be approved by Blue Ocean Public Shareholders), Blue Ocean will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and Blue Ocean’s board of directors, dissolving and liquidating. In such event, the Founder Shares held by the Sponsor and its affiliates, which were acquired for an aggregate purchase price of $25,000 prior to the Blue Ocean IPO, are expected to be worthless because the holders are not entitled to participate in any redemption or distribution of proceeds in the Trust Account with respect to such shares. On the other hand, if the Merger is consummated, each outstanding Blue Ocean Ordinary Share will be converted into one TNL Mediagene Ordinary Share subject to adjustment described herein.

•        If Blue Ocean is unable to complete a business combination within the required time period, the Sponsor will be liable under certain circumstances described herein to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Blue Ocean for services rendered to, or contracted for or products sold to Blue Ocean. If Blue Ocean consummates a business combination, on the other hand, TNL Mediagene will be liable for all such claims.

•        The Sponsor acquired the Founder Shares, which will be converted into TNL Mediagene Ordinary Shares in connection with the Merger, for an aggregate purchase price of $25,000 prior to the Blue Ocean IPO. Based on the average of the high (US$11.24) and low (US$11.24) prices for Blue Ocean Class A Shares on Nasdaq on July 29, 2024 and pursuant to the Sponsor Lock-Up and Support Agreement, the value of the Founder Shares outstanding upon the Closing would be $53,319,750. In connection with the closing of the Merger, the Founder Shares will be converted, on a one-for-one basis, for the rights to receive TNL Mediagene Ordinary Shares to be issued in exchange for the Founder Shares at the times and subject to the conditions in the Sponsor Lock-Up and Support Agreement as further described herein. See “Agreements Entered Into In Connection With the Merger — Sponsor Lock-Up and Support Agreement” for more information.

•        The Sponsor and Apollo acquired the Blue Ocean Private Placement Warrants, which will be converted into TNL Mediagene Warrants in connection with the Merger, for an aggregate purchase price of approximately $9.2 million in the Blue Ocean IPO. Based on the US$0.025 price of the Public Warrants on Nasdaq on July 29, 2024, the value of the Blue Ocean Private Placement Warrants outstanding upon the Closing would be $247,172.

•        As a result of the prices at which the Sponsor and Apollo acquired the Founder Shares and the Blue Ocean Private Placement Warrants, and their current value, the Sponsor and Apollo could make a substantial profit after the completion of the Merger even if Blue Ocean Public Shareholders lose money on their investments as a result of a decrease in the post-combination value of their Public Shares.

•        The Sponsor and Blue Ocean’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Blue Ocean’s behalf, such as identifying, investigating, negotiating and completing an initial business combination. However, if Blue Ocean fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, Blue Ocean may not be able to reimburse these expenses if the Merger or another business combination is not completed by December 7, 2024 (or such later date as may be approved by Blue Ocean Public Shareholders). As of the date of this proxy statement/prospectus, the Sponsor and Blue Ocean’s officers and directors and their affiliates had incurred no unpaid reimbursable expenses.

•        If Blue Ocean is unable to complete a business combination within the required time period, the aggregate dollar amount of non-reimbursable funds the Sponsor and its affiliates have at risk that depends on the completion of a business combination is $9,250,000 comprised of (a) $25,000 representing the aggregate purchase price paid for the Founder Shares and (b) $9,225,000 representing the aggregate purchase price paid for the Blue Ocean Private Placement Warrants.

•        Blue Ocean has provisions in the Blue Ocean Articles waiving the corporate opportunities doctrine on an ongoing basis, which means that Blue Ocean’s officers and directors have not been obligated and continue to not be obligated to bring all corporate opportunities to Blue Ocean.

•        The Merger Agreement provides for the continued indemnification of Blue Ocean’s current directors and officers and the continuation of directors and officers liability insurance covering Blue Ocean’s current directors and officers.

•        Blue Ocean’s Sponsor, officers and directors or their affiliates may make loans from time to time to Blue Ocean to fund certain capital requirements. On June 20, 2023, Blue Ocean issued the 2023 Sponsor Convertible Note to the Sponsor, which was amended on May 30, 2024 to extend its maturity date from June 7, 2024 to December 7, 2024, that provides for borrowings from time to time of up to an aggregate of $1,500,000 to be drawn by Blue Ocean to finance costs incurred in connection with the Merger and for working capital purposes and/or to finance the monthly deposits in the Trust Account. On April 5, 2024, Blue Ocean issued the 2024 Sponsor Promissory Note to the Sponsor which provides for borrowings from time to time of up to an aggregate of $750,000, with a flat repayment rate of 10%, to be drawn down by Blue Ocean to finance costs and expenses incurred in connection with the Merger. Additional loans may be made after the date of this proxy statement/prospectus. If the Merger is not consummated, any outstanding loans will not be repaid and will be forgiven except to the extent there are funds available to Blue Ocean outside of the Trust Account. As of the date of this proxy statement/prospectus, approximately $1.5 million was outstanding under the 2023 Sponsor Convertible Note and approximately $750,000 was outstanding (and $825,000 was owed giving effect to the 10% repayment rate) under the 2024 Sponsor Promissory Note.

•        TNL Mediagene initially agreed to loan Blue Ocean up to an aggregate principal amount of $400,000 in the form of the TNL Mediagene Working Capital Note on August 3, 2023, which was later amended and restated on July 15, 2024 to increase the aggregate principal amount available for drawdowns to up to $650,000. The TNL Mediagene Working Capital Note is a non-interest bearing, unsecured promissory note that will not be repaid in the event the Agreement and Plan of Merger is terminated prior to the consummation of the Merger. The TNL Mediagene Working Capital Note is to be paid on the date Blue Ocean consummates the Merger. As of the date of this proxy statement/prospectus, $554,900 was outstanding under the TNL Mediagene Working Capital Note.

•        Blue Ocean entered into an agreement, commencing December 2, 2021 to pay the Sponsor a monthly fee of $10,000 for office space, utilities, administrative and support services and has been accruing that obligation. As of the date of this proxy statement/prospectus, approximately $330,000 was accrued with respect to such fee.

•        Certain of Blue Ocean’s executive officers are expected to become executive officers of the combined company and will enter into indemnification agreements with the combined company.

•        Certain of TNL Mediagene’s directors and executive officers are expected to become directors and/or executive officers of the combined company and will enter into indemnification agreements with the combined company.

•        TNL Mediagene and its existing shareholders will have the ability to nominate a majority of the members of the board of directors of the combined company. For more details, see “Comparison of Rights of TNL Mediagene Shareholders and Blue Ocean Shareholders — Comparison of Shareholders’ Rights — Nomination Rights.”

•        Certain of TNL Mediagene’s directors and executive officers beneficially own TNL Mediagene Ordinary Shares and/or hold options to purchase TNL Mediagene Ordinary Shares. See “Beneficial Ownership of Securities” and “Management Following the Merger — Share-based Compensation” for more details.

•        Marcus Brauchli, Blue Ocean’s Chairman, is a director of TNL Mediagene and a founder and managing partner at North Base Media, which holds 13,494,133 ordinary shares of TNL Mediagene through NBM Taiwan Ltd., which North Base Media manages. Mr. Brauchli disclaims beneficial ownership over any securities owned by North Base Media in which he does not have any pecuniary interest.

•        Certain transaction fees and expenses will be payable upon consummation of the Merger, including: (i) $6,641,250 payable to Needham & Company, LLC (“Needham”) as a deferred underwriting commission in connection with acting as the underwriter in the Blue Ocean IPO, pursuant and subject to the terms of Needham’s engagement, (ii) the remaining $70,000 of compensation payable to Newbridge for its services in connection with the rendering of its Opinion to Blue Ocean’s board of directors and (iii) other banking, legal, and accounting fees incurred in connection with the Merger. As of the date of this proxy statement/prospectus, the anticipated transaction fees and expenses of TNL Mediagene and Blue Ocean incurred and outstanding as a result of the Transactions are estimated at approximately $19.7 million.

Anticipated Accounting Treatment

The Merger will be accounted for as a capital reorganization. Under this method of accounting, Blue Ocean will be treated as the accounting acquiree for financial reporting purposes. Accordingly, the Merger will be treated as the equivalent of TNL Mediagene issuing shares at the Closing of the Merger for the net assets of Blue Ocean as of the Closing Date, accompanied by a recapitalization. The net assets of Blue Ocean will be stated at historical cost, with no goodwill or other intangible assets recorded.

TNL Mediagene has been determined to be the accounting acquirer based on the evaluation of the following facts and circumstances under both the no and maximum redemption scenarios:

•        TNL Mediagene’s current shareholders will hold a majority of the voting power of the combined company after the Merger;

•        TNL Mediagene’s operations will substantially comprise the ongoing operations of the combined company;

•        Pursuant to the Merger Agreement, TNL Mediagene’s current shareholders will have the ability to nominate the majority of the members of the governing body of the combined company; and

•        TNL Mediagene’s current senior management team will comprise a majority of the management of the combined company.

Furthermore, Blue Ocean does not meet the definition of a “business” pursuant to IFRS 3, and thus, for accounting purposes, the Merger will be accounted for as a capital reorganization, within the scope of IFRS 2. The net assets of Blue Ocean will be stated at historical cost, with no goodwill or other intangible assets recorded. Any excess of the fair value of the deemed equity interest issued by TNL Mediagene over the fair value of Blue Ocean’s identifiable net assets acquired will be considered compensation for the service of a stock exchange listing for its shares and be expensed as incurred.

Regulatory Matters

The Merger is not subject to any U.S. federal or state regulatory requirement or approval or any foreign regulatory requirements or approvals, except for the filings with the Cayman Islands Registrar of Companies necessary to effectuate the Merger.

Appraisal Rights under the Cayman Companies Law

Holders of record of Blue Ocean Ordinary Shares may have appraisal rights in connection with the Merger under the Cayman Companies Law. Holders of record of Blue Ocean Ordinary Shares wishing to exercise such statutory dissenter rights and make a demand for payment of the fair value for his, her or its Blue Ocean Ordinary Shares must give written objection to the Merger to Blue Ocean prior to the shareholder vote to approve the Merger and follow the procedures set out in Section 238 of the Cayman Companies Law, noting that any such dissenter rights may subsequently be lost and extinguished pursuant to Section 239 of the Cayman Companies Law which states that no such dissenter rights shall be available in respect of shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent provided that the merger consideration constitutes inter alia shares of any company which, at the effective date of the merger, are listed on a national securities exchange. Blue Ocean believes that such fair value would equal the amount that Blue Ocean shareholders would obtain if they exercise their redemption rights as described herein. A Blue Ocean shareholder which elects to exercise appraisal rights must do so in respect of all of the Blue Ocean Ordinary Shares that person holds and will lose their right to exercise their redemption rights as described herein. See “Extraordinary General Meeting of Blue Ocean Shareholders — Appraisal Rights under the Cayman Companies Law.”

Blue Ocean shareholders are recommended to seek their own advice as soon as possible on the application and procedure to be followed in respect of the appraisal rights under the Cayman Companies Law.

Resale of TNL Mediagene Ordinary Shares

The TNL Mediagene Ordinary Shares to be issued to shareholders of Blue Ocean in connection with the Merger will be freely transferable under the Securities Act except for shares issued to any shareholder who may be deemed for purposes of Rule 144 under the Securities Act an “affiliate” of Blue Ocean immediately prior to the Effective Time or an “affiliate” of TNL Mediagene following the Merger. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with, TNL Mediagene or Blue Ocean (as appropriate) and may include the executive officers, directors and significant shareholders of TNL Mediagene or Blue Ocean (as appropriate).

Stock Exchange Listing of TNL Mediagene Ordinary Shares and TNL Mediagene Warrants

TNL Mediagene will use reasonable best efforts to cause, prior to the Effective Time, the TNL Mediagene Ordinary Shares and TNL Mediagene Warrants issuable pursuant to the Merger Agreement to be approved for listing on Nasdaq under the proposed symbols “TNMG” and “[TNMGW]”, respectively, each subject to official notice of issuance. Approval of the listing on Nasdaq of TNL Mediagene Ordinary Shares and TNL Mediagene Warrants (subject to official notice of issuance) is a condition to each party’s obligation to complete the Merger.

Delisting and Deregistration of Blue Ocean Ordinary Shares

If the Merger is completed, the Blue Ocean Units, Blue Ocean Class A Shares and Public Warrants will be delisted from Nasdaq and will be deregistered under the Exchange Act.

Combined Company Status as a Foreign Private Issuer under the Exchange Act

TNL Mediagene expects to remain a “foreign private issuer” (under SEC rules). Consequently, upon consummation of the Merger, the combined company will be subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. The combined company will be required to file its annual report on Form 20-F for the year ending December 31, 2024 with the SEC by         , 2025. In addition, the combined company will furnish reports on Form 6-K to the SEC regarding certain information required to be publicly disclosed by the combined company in the Cayman Islands or that is distributed or required to be distributed by the combined company to its shareholders.

Based on its foreign private issuer status, the combined company will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as a U.S. company whose securities are registered under the Exchange Act. The combined company will also not be required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information. In addition, among other matters, the combined company officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of TNL Mediagene Ordinary Shares.

Combined Company Status as an Emerging Growth Company under U.S. Federal Securities Laws and Related Implications

Each of Blue Ocean and TNL Mediagene is, and consequently, following the Merger, the combined company will be, an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, the combined company will be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find the combined company’s securities less attractive as a result, there may be a less active trading market for the combined company’s securities and the prices of the combined company’s securities may be more volatile.

The combined company will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the Closing Date, (b) in which TNL Mediagene has total annual gross revenue of at least $1.235 billion, or (c) in which the combined company is deemed to be a large accelerated filer, which means the market value of the combined company’s common equity that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which the combined company has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Vote Required for Approval

The approval of the Business Combination Proposal will require an ordinary resolution under Cayman Islands law and pursuant to the Blue Ocean Articles, being the affirmative vote of shareholders holding a majority of the Blue Ocean Ordinary Shares which are entitled to vote and which are voted on such resolution in person or by proxy at the extraordinary general meeting at which a quorum is present.

Brokers are not entitled to vote on the Business Combination Proposal absent voting instructions from the beneficial holder. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal.

The approval of the Business Combination Proposal is a condition to the consummation of the Transactions. If the Business Combination Proposal is not approved, the other proposals (except an Adjournment Proposal, as described below) will not be presented to Blue Ocean shareholders for a vote.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that Blue Ocean Acquisition Corp’s (“Blue Ocean”) entry into the Agreement and Plan of Merger, dated as of June 6, 2023, by and among Blue Ocean, TNL Mediagene (formerly “The News Lens Co., Ltd.”) (“TNL Mediagene”) and TNLMG (formerly “TNL Mediagene”) (“Merger Sub”) as amended by Amendment No. 1 to Agreement and Plan of Merger dated as of May 29, 2024 (the “First Amendment”) and Amendment No. 2 to Agreement and Plan of Merger dated as of October 23, 2024 (the “Second Amendment” and together with the First Amendment and the Original Merger Agreement as it may be amended from time to time, the “Merger Agreement”), a copy of each of which is attached to the accompanying proxy statement/prospectus as Annex A-1, Annex A-2 and Annex A-3, respectively, pursuant to which, among other things, Merger Sub will merge with and into Blue Ocean, with Blue Ocean surviving the merger as a wholly owned subsidiary of TNL Mediagene, in accordance with the terms and subject to the conditions of the Merger Agreement, and the transactions contemplated by the Merger Agreement each be and are hereby authorized, approved, ratified and confirmed in all respects.”

Recommendation of Blue Ocean’s Board of Directors

BLUE OCEAN’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE BLUE OCEAN SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

PROPOSAL TWO — THE MERGER PROPOSAL

Overview

The Merger Proposal, if approved, will authorize the Merger and the Plan of Merger. Under the Merger Agreement, the approval of the Merger Proposal is a condition to the adoption of the Business Combination Proposal and vice versa. Accordingly, if the Business Combination Proposal is not approved, the Merger Proposal will not be presented at the extraordinary general meeting. A copy of the Plan of Merger is attached to this proxy statement/prospectus as Annex C.

Required Vote

Approval of the Merger Proposal will require a special resolution under Cayman Islands law and pursuant to the Blue Ocean Articles, being the affirmative vote of shareholders holding at least two thirds of the Blue Ocean Ordinary Shares which are entitled to vote and which are voted on such resolution in person or by proxy at the extraordinary general meeting at which a quorum is present.

Brokers are not entitled to vote on the Merger Proposal absent voting instructions from the beneficial holder. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as a special resolution, that the Plan of Merger, by and among Blue Ocean Acquisition Corp (“Blue Ocean”), TNL Mediagene (formerly “The News Lens Co., Ltd.”) (“TNL Mediagene”) and TNLMG (formerly “TNL Mediagene”) (“Merger Sub”), substantially in the form attached to the accompanying proxy statement/prospectus as Annex C (including the annexures thereto, the “Plan of Merger”) be and is hereby authorized, approved and confirmed in all respects and all the undertaking, property and liability of the Merger Sub vest in Blue Ocean by virtue of such merger pursuant to the Companies Act (as amended) of the Cayman Islands, that the merger of Merger Sub with and into Blue Ocean with Blue Ocean surviving the merger as a wholly owned subsidiary of TNL Mediagene be and is hereby authorized, approved and confirmed in all respects, and that Blue Ocean be and is hereby authorized to enter into the Plan of Merger.”

Recommendation of Blue Ocean’s Board of Directors

BLUE Ocean’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT BLUE OCEAN SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL.

PROPOSAL THREE — THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow the chairman of the extraordinary general meeting to adjourn the extraordinary general meeting to a later date or dates to permit further solicitation of proxies or where Blue Ocean’s board of directors has determined it is otherwise necessary or if Blue Ocean’s board of directors determines before the extraordinary general meeting that it is not necessary or no longer desirable to proceed with the proposals. In no event will Blue Ocean solicit proxies to adjourn the extraordinary general meeting beyond the date by which it may properly do so under the Blue Ocean Articles and the law of the Cayman Islands. The purpose of the Adjournment Proposal is to provide more time to meet the requirements that are necessary to consummate the Transactions. See “Proposal One — The Business Combination Proposal — Interests of Certain Persons in the Merger.”

Consequences If the Adjournment Proposal Is Not Approved

If the Adjournment Proposal is presented to the meeting and is not approved by the shareholders, Blue Ocean’s board of directors may not be able to adjourn the extraordinary general meeting to a later date or dates. In such event, the Transactions would not be completed. If Blue Ocean does not consummate the Merger and fails to complete an initial business combination by December 7, 2024 (or such later date as may be approved by Blue Ocean Public Shareholders), it will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such account to the Blue Ocean Public Shareholders.

Required Vote

The approval of the Adjournment Proposal will require an ordinary resolution under Cayman Islands law and pursuant to the Blue Ocean Articles, the affirmative vote of shareholders holding a majority of the Blue Ocean Ordinary Shares which are entitled to vote and which are voted on such resolution in person or by proxy at the extraordinary general meeting at which a quorum is present. Accordingly, if a valid quorum is otherwise established, a Blue Ocean shareholder’s failure to vote by proxy or online will have no effect on the outcome of any vote on the Adjournment Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the outcome of the Adjournment Proposal.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates to be determined by the chairman of the extraordinary general meeting, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting, or where Blue Ocean’s board of directors has determined it is otherwise necessary, be and is hereby approved.”

Recommendation of Blue Ocean’s Board of Directors

Blue Ocean’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT BLUE OCEAN SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

THE MERGER AGREEMENT AND ANCILLARY DOCUMENTS

This section of the proxy statement/prospectus describes the material provisions of the Merger Agreement but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached as Annex A-1, Annex A-2 and Annex A-3 hereto. You are urged to read carefully the Merger Agreement in its entirety because it is the primary legal document that governs the Merger. The legal rights and obligations of the parties to the Merger Agreement are governed by the specific language of the Merger Agreement, and not this summary.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties to the Merger Agreement and are subject to important qualifications and limitations agreed to by such parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the underlying disclosure letters, which are referred to herein as the “TNL Mediagene Disclosure Letter” and the “Blue Ocean Disclosure Letter,” respectively, and collectively as the “Disclosure Letters,” which are not filed publicly and which is subject to a contractual standard of materiality different from that generally applicable to shareholders and was used for the purpose of allocating risk among the parties to the Merger Agreement rather than for the purpose of establishing matters as facts. Blue Ocean and TNL Mediagene do not believe that the Disclosure Letters contain information that is material to an investment decision. Moreover, certain representations and warranties in the Merger Agreement may, may not have been or may not be, as applicable, accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Merger Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about Blue Ocean or TNL Mediagene or any other matter.

Overview of the Transactions Contemplated by the Merger Agreement

Pursuant to the Merger Agreement, the parties to the Merger Agreement have agreed that Merger Sub will merge with and into Blue Ocean (the “Merger”), with Blue Ocean continuing as the surviving entity after the Merger and a wholly owned subsidiary of TNL Mediagene (such company, as the surviving entity of the Merger, the “Surviving Entity”). As a result of the Merger (together with the other transactions contemplated by the Merger Agreement, the “Transactions”), TNL Mediagene will continue as the parent/public company. The respective time at which the Merger becomes effective is sometimes referred to in this proxy statement/prospectus as the “Effective Time.”

Closing of the Merger

Unless Blue Ocean and TNL Mediagene otherwise mutually agree or the Merger Agreement is otherwise terminated pursuant to its terms, the Closing will take place on the date that is two (2) business days following the date on which all of the closing conditions set forth in the Merger Agreement have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing of the Merger, but subject to the satisfaction or waiver of such conditions at the Closing) (such date, the “Closing Date”). See “— Conditions to Closing” for a more complete description of the conditions that must be satisfied prior to Closing.

As of the date of this proxy statement/prospectus, the parties expect that the Merger will be effective during the fourth quarter of 2024. However, there can be no assurance as to when or if the Merger will occur.

If the Transactions have not been consummated by December 7, 2024, the Merger Agreement may be terminated by either TNL Mediagene or Blue Ocean. However, a party may not terminate the Merger Agreement pursuant to the provision described in this paragraph if such party’s breach of the Merger Agreement has been a primary cause of or resulted in the failure of the Transactions to be consummated on or before such date. See “— Termination.”

Effects of the Transactions on Equity Interests of Blue Ocean and TNL Mediagene in the Merger

On the Closing Date and immediately prior to the Effective Time the memorandum and articles of association of TNL Mediagene in effect immediately prior to the Effective Time will be replaced with the TNL Mediagene A&R Articles, (ii) each issued and outstanding ordinary share of TNL Mediagene, par value $0.0001 per share

(each such share, a “TNL Mediagene Pre-Split Ordinary Share”), will be redesignated as an Ordinary Share (as defined in the TNL Mediagene A&R Articles), par value $0.0001 per share, and each TNL Mediagene Pre-Split Ordinary Share held in TNL Mediagene’s treasury immediately prior to such redesignation will be automatically cancelled and extinguished without any redesignation, subdivision or payment therefor, (iii) immediately following such redesignation but prior to the Effective Time, TNL Mediagene will effect a reverse share split to cause the deemed value of the outstanding TNL Mediagene Pre-Split Ordinary Shares immediately prior to the Effective Time to equal $10.00 on a fully diluted basis, based on TNL Mediagene’s implied valuation immediately before the consummation of the Merger (the “Reverse Share Split”), and (iv) any option of TNL Mediagene issued and outstanding immediately prior to the Reverse Share Split will be adjusted to give effect to the foregoing transactions pursuant to the methodology set forth in the Merger Agreement (the “Option Adjustment,” and, together with the transactions described in (i) through (iii), the “Recapitalization”).

Pursuant to the Merger Agreement, (i) immediately prior to the Effective Time, each Blue Ocean Class B Share (excluding any Blue Ocean Class B Share forfeited in accordance with the Sponsor Lock-Up and Support Agreement) shall be automatically converted into one Blue Ocean Class A Share in accordance with the terms of the Blue Ocean Articles and each Blue Ocean Class B Share shall no longer be outstanding and shall automatically be canceled, and each former holder of Blue Ocean Class B Shares shall thereafter cease to have any rights with respect to such Blue Ocean Class B Shares (the “Blue Ocean Class B Conversion”); (ii) immediately prior to the Effective Time, the Blue Ocean Class A Shares and the Public Warrants comprising each issued and outstanding Blue Ocean Unit immediately prior to the Effective Time shall be automatically separated (the “Unit Separation”) and the holder thereof shall thereafter hold one Blue Ocean Class A Share and one-half of one Blue Ocean Public Warrant; provided that no fractional Public Warrants will be issued in connection with the Unit Separation such that if a holder of Blue Ocean Units would be entitled to receive a fractional Blue Ocean Public Warrant upon the Unit Separation, the number of Public Warrants to be issued to such holder upon the Unit Separation shall be rounded down to the nearest whole number of Public Warrants; (iii) each Blue Ocean Class A Share (which, for the avoidance of doubt, includes the Blue Ocean Class A Shares issued in connection with the Blue Ocean Class B Conversion and the Blue Ocean Class A Shares held as a result of the Unit Separation) that is issued and outstanding as of immediately prior to the Effective Time (other than any Blue Ocean shares held in treasury and redeeming Blue Ocean shares) (a) shall be converted automatically into the right to receive one TNL Mediagene Ordinary Share (for the avoidance of doubt, after giving effect to the Recapitalization), and (b) shall no longer be outstanding and shall automatically be canceled by virtue of the Merger and each former holder of Blue Ocean Class A Shares shall thereafter cease to have any rights with respect to such securities, except as expressly provided herein; (iv) each Blue Ocean Warrant (which, for the avoidance of doubt, includes the Public Warrants held as a result of the Unit Separation) that is issued and outstanding immediately prior to the Effective Time shall cease to be a warrant with respect to Blue Ocean Class A Shares and shall be converted automatically into the right to receive a corresponding TNL Mediagene Warrant exercisable for TNL Mediagene Ordinary Shares. Each TNL Mediagene Warrant shall continue to have and be subject to substantially the same terms and conditions as were applicable to such Blue Ocean Warrant immediately prior to the Effective Time in accordance with the provisions of the Amended and Restated Warrant Agreement; (v) each ordinary share of Merger Sub that is issued and outstanding immediately prior to the Effective Time will automatically be converted into one ordinary share, par value $1.00 per share, of the Surviving Entity; (vi) each Blue Ocean Class A Share and Blue Ocean Class B Share held in Blue Ocean’s treasury or owned by TNL Mediagene or Merger Sub or any other wholly owned subsidiary of TNL Mediagene or Blue Ocean immediately prior to the Effective Time will automatically be cancelled and extinguished without any conversion thereof or payment therefor; and (vii) each redeeming Blue Ocean share issued and outstanding immediately prior to the Effective Time will automatically be cancelled and cease to exist and will thereafter represent only the right of the holder thereof to be paid a pro rata share of the amount payable to Blue Ocean Public Shareholders due to their exercise of redemption rights (the “Blue Ocean Shareholder Redemption Amount”) in accordance with the Blue Ocean Articles.

Covenants and Agreements

Conduct of TNL Mediagene Business Prior to the Completion of the Merger

TNL Mediagene has agreed that, during the period from the date of the Merger Agreement until the earlier of its termination or Closing, TNL Mediagene and its subsidiaries (the “TNL Mediagene Group”) will use reasonable best efforts to conduct and operate its business in the ordinary course of business consistent with past practice, except to the extent otherwise consented to in writing by Blue Ocean or required by applicable law, or as expressly contemplated by the Merger Agreement, any other transaction agreement or the TNL Mediagene Disclosure Letter.

In addition to the general covenant above, TNL Mediagene has agreed that, except to the extent otherwise consented to in writing by Blue Ocean or required by applicable law, or as expressly contemplated by the Merger Agreement, any other transaction agreement or the TNL Mediagene Disclosure Letter, during the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement or the Effective Time, TNL Mediagene will not, and will cause each of its subsidiaries not to, do any of the following:

•        change or amend TNL Mediagene organizational documents or materially change or amend organizational documents of any TNL Mediagene’s subsidiaries;

•        make, declare, set aside, establish a record date for or pay any dividend or make any other distribution in cash, stock, property, or otherwise, other than any dividends or distributions from any wholly owned subsidiary of TNL Mediagene either to TNL Mediagene or any other wholly owned subsidiaries of TNL Mediagene;

•        except in the ordinary course of business, (i) enter into any new contract that would otherwise become such a material contract had it been entered prior to the execution of the Merger Agreement or (ii) modify, materially amend, renew (other than any automatic renewal in accordance with its terms), waive any material right under, provide any material consent under, terminate (other than any expiration in accordance with its terms) or allow to let lapse any material contract;

•        (i) issue, deliver, sell, transfer, pledge or dispose of, or place any lien (other than a permitted lien) on, any equity securities of TNL Mediagene or any of its subsidiaries, other than issuances or deliveries of TNL Mediagene Pre-Split Ordinary Shares upon the settlement of TNL Mediagene’s equity awards, or (ii) issue or grant any options, warrants or other rights to purchase or obtain any equity securities of TNL Mediagene or any of its subsidiaries, other than any issuance or grant under an existing benefit plan or incentive plan of TNL Mediagene;

•        except in the ordinary course of business, sell, assign, transfer, convey, lease, license, abandon, allow to lapse or expire, subject to or grant any lien (other than permitted liens) on, or otherwise dispose of, any material assets, rights or properties (including material intellectual property);

•        waive, release, settle, compromise or otherwise resolve any inquiry, investigation, claim, action, litigation or other legal proceedings entailing obligations that would impose any material restrictions on the business operations of the TNL Mediagene Group, except in the ordinary course of business or where such waivers, releases, settlements or compromises involve only the payment of monetary damages less than $1,000,000 in the aggregate;

•        hire, engage or terminate (other than for “cause”) any employee, officer, or individual independent contractor with annual base compensation in excess of $200,000;

•        except as otherwise required by the terms of any existing company benefit plan or existing employment contract or by applicable law, (i) pay or promise to pay, fund any new, enter into or make any grant of any severance, change in control, transaction, retention or termination payment to any TNL Mediagene service provider, TNL Mediagene or any of its subsidiaries (“TNL Mediagene Service Providers”), (ii) grant or promise to grant any equity securities of TNL Mediagene, including any company options or other awards under the company incentive plan, except as set forth in the TNL Mediagene Disclosure Letter, (iii) take or promise to take any action to accelerate any payments or benefits, or the funding or vesting of any payments or benefits, payable to or to become payable to any TNL Mediagene Service Providers (including but not limited to awards under the company incentive plan) (iv) take or promise to take any action to increase any compensation or benefits of any TNL Mediagene Service Provider except for bonuses, base salary increases or in connection with promotions in the ordinary course of business that do not exceed $250,000 per TNL Mediagene Service Provider, (v) establish, adopt, enter into, materially amend or terminate any company benefit plan or any contract that would be a company benefit plan if it were in existence as of the date of the Merger Agreement (other than changes in connection with annual open enrollment periods and similar broad-based, immaterial changes), or promise or commit to doing any of the foregoing;

•        negotiate, modify, extend, or enter into any collective bargaining agreement or recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employees of TNL Mediagene or any of its subsidiaries;

•        make any loans or advance any money or other property to any person, except for (i) advances in the ordinary course of business to employees, officers or directors of TNL Mediagene Group for reasonable and documented business expenses, (ii) prepayments and deposits paid to suppliers of TNL Mediagene Group in the ordinary course of business, (iii) trade credit extended to customers of TNL Mediagene Group in the ordinary course of business; and (iv) advances or other payments among TNL Mediagene and its wholly owned subsidiaries;

•        redeem, purchase, repurchase or otherwise acquire, or offer to redeem, purchase, repurchase or acquire, any equity security of TNL Mediagene or any of its subsidiaries, other than (i) in transactions among members of the TNL Mediagene Group, (ii) in connection with the termination of employees or other service providers of the members of the TNL Mediagene Group under an existing company benefits plan, (iii) acquisitions of TNL Mediagene Pre-Split Ordinary Shares tendered by holders of TNL Mediagene’s equity awards to satisfy tax withholding obligations, or (iv) acquisition of TNL Mediagene’s equity awards in connection with forfeiture of such awards;

•        adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect any change in respect of any equity securities of TNL Mediagene or any of its subsidiaries;

•        materially amend or change any of TNL Mediagene’s or any of TNL Mediagene’s subsidiaries’ accounting policies or procedures, other than reasonable and usual amendments in the ordinary course of business or as required by a change in U.S. GAAP, IFRS or J-GAAP;

•        adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of TNL Mediagene or any of its subsidiaries;

•        (i) change or revoke any material tax election, (ii) make any material tax election except in the ordinary course of business consistent with past practice; (iii) change or revoke any accounting method with respect to a material tax, (iv) amend any material tax return, (v) settle or compromise any material tax claim, action or tax liability, (vi) enter into a tax sharing agreement, tax indemnification agreement, tax allocation agreement or similar contract (other than customary commercial contracts not primarily related to the sharing taxes), (vii) enter into any closing agreement with respect to a material tax with any governmental authority, (viii) surrender any right to claim a refund of a material amount of taxes, or (ix) change its jurisdiction of tax residency;

•        incur, create, issue, assume or guarantee any indebtedness (or warrants or other rights to acquire debt securities), other than (i) between TNL Mediagene and any of its wholly owned subsidiaries or between any of such wholly owned subsidiaries, or (ii) in connection with borrowings, extensions of credit and other financial accommodations under TNL Mediagene Group existing credit facilities, notes and other existing indebtedness as of the date of the Merger Agreement;

•        other than in the ordinary course of business, (i) enter into any agreement that materially restricts the ability of TNL Mediagene Group to engage or compete in any line of business, (ii) enter into any agreement that materially restricts the ability to enter into a new line of business or (iii) enter into any new line of business;

•        make or commit to make capital expenditures other than in an amount not in excess of (i) $2,000,000 in the aggregate; or (ii) $1,000,000 in a single transaction made by TNL Mediagene Group;

•        enter into any contract with any broker, finder or investment banker or other person under which such person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the Merger;

•        directly or indirectly acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by purchasing all of or a substantial equity interest in, or by another manner, any business or any corporation, company, partnership, limited liability company, joint venture, association or other entity or person or division thereof, in each case, except for (i) purchases of inventory and other assets in the ordinary course of business, (ii) acquisitions or investments pursuant to existing contracts in effect as of the date in the Merger Agreement that were made available by Blue Ocean, (iii) acquisitions or investments that do not exceed (1) $500,000 in a single transaction or series of related transactions or (2) $1,000,000 in the aggregate, or (iv) investments in any wholly owned subsidiaries of TNL Mediagene; or

•        enter into any contract to do any action prohibited by the foregoing restrictions.

Conduct of Blue Ocean Business Prior to the Completion of the Merger

Blue Ocean has agreed that, except as required or expressly permitted by the Merger Agreement or consented to by TNL Mediagene in writing, or as required by applicable law, during the period from the date of the Merger Agreement and continuing until the earlier of the termination the Merger Agreement or the Effective Time, Blue Ocean will not do any of the following:

•        change or amend its organizational documents or Trust Agreement other than in connection with an extension proposal;

•        declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding equity securities of Blue Ocean or split, combine or reclassify any equity security of Blue Ocean or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any equity security of Blue Ocean, other than in connection with any Blue Ocean shareholder’s exercise of redemption right or as otherwise required by Blue Ocean’s organizational documents;

•        merge, consolidate, combine or amalgamate Blue Ocean with any person or purchase or otherwise acquire (whether by merging or consolidating with, purchasing any equity security in or a substantial portion of the assets of, or by any other manner) any corporation, company, partnership, association or other business entity or organization or division thereof;

•        change or revoke any material tax election, make any material tax election except in the ordinary course of business consistent with past practice, change or revoke any accounting method with respect to a material tax, amend any material tax return, settle or compromise any material tax claim, action or tax liability, enter into a tax sharing agreement, tax indemnification agreement, tax allocation agreement or similar contract (other than customary commercial contracts not primarily related to the sharing of taxes), enter into any closing agreement with respect to a material tax with any governmental authority, surrender any right to claim a refund of a material amount of taxes, or change its jurisdiction of tax residency;

•        enter into, renew or materially amend in any material respect, any material contract of Blue Ocean, except for material contracts entered into in the ordinary course of business; (provided, however, that notwithstanding anything to the contrary contained in the Merger Agreement, even if done in the ordinary course of business, Blue Ocean shall not enter into, renew or amend in any respect, any contract involving any Blue Ocean related party);

•        waive, release, compromise, settle or satisfy any pending or threatened material claim or action or compromise or settle any liability, except where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $250,000 in the aggregate;

•        incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness, other than in respect of a Working Capital Loan (except for any Working Capital Loan in an aggregate amount not exceeding $1,500,000 (provided that any Working Capital Loans obtained by Blue Ocean in connection with the Blue Ocean Extension or in connection with obtaining Blue Ocean shareholder extension approval shall not be taken into account in determining whether such $1,500,000 threshold has been met));

•        offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any equity securities (except as set forth in the Blue Ocean Disclosure Letter);

•        engage in any activities or business other than those in connection with or incidental or related to Blue Ocean’s incorporation or continuing corporate (or similar) existence, contemplated by, or incident or related to the Merger Agreement, any other transaction agreement, the performance of covenants or agreements under the Merger Agreement or thereunder or the consummation of the transactions or those that are administrative or ministerial, in each case, which are immaterial in nature;

•        enter into any settlement, conciliation or similar contract that would require any payment from the Trust Account or that would impose non-monetary obligations on Blue Ocean or any of its affiliates (or any member of the TNL Mediagene Group after the Closing);

•        authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of Blue Ocean or liquidate, dissolve, reorganize or otherwise wind-up the business or operations of Blue Ocean or resolve to approve any of the foregoing;

•        change Blue Ocean’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards;

•        enter into any contract with any broker, finder or investment banker or other person under which such person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the Merger;

•        form any subsidiary; or

•        enter into any agreement, or otherwise become obligated, to do any of the actions prohibited by the foregoing restrictions.

Other Covenants and Agreements

The Merger Agreement contains other covenants and agreements, including covenants related to:

•        Blue Ocean agreeing to, as promptly as practicable following the date this proxy statement/prospectus is declared effective by the SEC, establish a record date for, duly call and give notice of, convene and hold a meeting of Blue Ocean shareholders for the purpose of (i) providing Blue Ocean Public Shareholders with the opportunity to redeem Public Shares and (ii) obtaining all requisite approvals and authorizations from the Blue Ocean shareholders in connection with the Transactions;

•        TNL Mediagene agreeing to, as promptly as practicable following the execution of the Merger Agreement, establish a record date for, duly call and give notice of, convene and hold a meeting of TNL Mediagene shareholders for the purpose of obtaining all requisite approvals and authorizations from the TNL Mediagene shareholders in connection with the Transactions;

•        Blue Ocean agreeing to recommend, through unanimous approval of its board of directors, to the Blue Ocean shareholders the adoption and approval of the Transactions and related proposals by the Blue Ocean shareholders and agreeing not to (and no committee of Blue Ocean’s board of directors shall) withhold, withdraw, qualify, amend or modify, or publicly propose or resolve to withhold, withdraw, qualify, amend or modify such recommendation;

•        TNL Mediagene agreeing to recommend, through unanimous approval of its board of directors (by those directors who have not elected to be recused from the vote), to the TNL Mediagene shareholders the adoption and approval of the Transactions and related proposals by the TNL Mediagene shareholders and agreeing not to (and no committee or subgroup of TNL Mediagene’s board of directors shall) change, withdraw, withhold, amend, qualify or modify, or propose to change, withdraw, withhold, amend, qualify or modify such recommendation for any reason;

•        each of Blue Ocean and TNL Mediagene agreeing to use its reasonable best efforts to, among other things, obtain, file with or deliver to, as applicable, any consents from governmental entities and third parties, and to make all necessary registrations, declarations and filings;

•        Blue Ocean agreeing to use its reasonable best efforts to (i) ensure Blue Ocean remains listed as a public company on Nasdaq, (ii) cause Blue Ocean Class A Shares and Public Warrants to remain listed on Nasdaq, (iii) keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable legal requirements and (iv) take such actions as are reasonably necessary or advisable to cause the Blue Ocean Class A Shares and Public Warrants to be delisted from Nasdaq and deregistered under the Exchange Act as soon as practicable following the Effective Time;

•        TNL Mediagene agreeing to use its reasonable best efforts to (i) cause TNL Mediagene’s initial listing application with Nasdaq in connection with the Transactions to be approved, (ii) to satisfy all applicable listing requirements of Nasdaq, and (iii) cause the TNL Mediagene Ordinary Shares and the TNL Mediagene Warrants issuable in accordance with the Merger Agreement to be approved for listing on Nasdaq, in each case as promptly as reasonably practicable after the date the Merger Agreement, and in any event prior to the Effective Time;

•        each of Blue Ocean and TNL Mediagene agreeing to not solicit or negotiate with third parties regarding alternative transactions and agreeing to certain related restrictions and ceasing discussions regarding alternative transactions;

•        each of Blue Ocean and TNL Mediagene agreeing that all rights to exculpation, indemnification and advancement of expenses existing as of the date of the Merger Agreement in favor of the current or former directors or officers of Blue Ocean as provided in Blue Ocean’s organizational documents or under any indemnification agreement such parties may have with Blue Ocean, will survive the Effective Time and will continue in full force and effect for a period of six (6) years from the Closing Date;

•        Blue Ocean agreeing to purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy providing liability insurance coverage with respect to matters occurring on or prior to the Effective Time;

•        TNL Mediagene agreeing to take all such action within its power as may be necessary or appropriate such that immediately following the Closing, the board of directors will consist of nine (9) directors, which shall initially include one (1) director designated by Sponsor, three (3) non-independent directors designated by TNL Mediagene, and five (5) independent directors designated by TNL Mediagene, who shall qualify as “independent” under the listing rules of the Nasdaq and be reasonably acceptable to Sponsor;

•        Blue Ocean agreeing to, immediately prior to the Effective Time, assign to TNL Mediagene all of its rights, interests, and obligations in and under that certain Warrant Agreement, dated as of December 2, 2021, between Continental Stock Transfer and Trust Company (“Continental”) and Blue Ocean (the “Warrant Agreement”) and the terms and conditions of the Warrant Agreement will be amended and restated by an amended and restated warrant agreement (the “A&R Warrant Agreement”) to, among other things, reflect the assumption of the Blue Ocean Warrants by TNL Mediagene;

•        Blue Ocean and TNL Mediagene cooperating on the preparation and efforts to make effective this proxy statement/prospectus;

•        each of Blue Ocean and TNL Mediagene providing access, subject to certain specified restrictions and conditions, to the other party and its respective representatives reasonable access to TNL Mediagene’s and Blue Ocean’s (as applicable) and its subsidiaries’ books, records and personnel during the period prior to the Closing;

•        confidentiality and publicity matters relating to the Merger Agreement and the Transactions;

•        tax matters relating to the Merger Agreement and the Transactions;

•        TNL Mediagene waiving claims, rights, titles or interests to the Trust Account or any funds distributed from the Trust Account;

•        Blue Ocean agreeing to, at the Closing, (i) cause the documents, opinions and notices required to be delivered to Continental pursuant to the Trust Agreement to be delivered; and (ii) make all appropriate arrangement to cause Continental to distribute the Trust Account as directed in a termination letter;

•        Blue Ocean agreeing to all reasonable steps to cause any acquisition of Blue Ocean shares to be exempt from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder;

•        TNL Mediagene agreeing to adopt amended articles of association substantially in the form attached to the Merger Agreement;

•        each of TNL Mediagene and Blue Ocean cooperating in the event of any shareholder litigation related to the Merger Agreement or the Transactions;

•        Blue Ocean agreeing to terminate certain registration rights agreements; and

•        Blue Ocean agreeing to use reasonable best efforts to take all actions necessary, proper and advisable to obtain commitments from third-parties reasonably acceptable to TNL Mediagene and Blue Ocean to make the PIPE Investments that have terms and be in a form reasonably acceptable to TNL Mediagene and Blue Ocean and will consummate at the Closing and to cause such third-parties to fund and consummate such investments.

Representations and Warranties

Under the Merger Agreement, TNL Mediagene made customary representations and warranties to Blue Ocean relating to, among other things: organization and qualification; validly existing subsidiaries; capitalization of TNL Mediagene Group; authorization; absence of conflicts; governmental consents; compliance with laws; requisite approvals; financial statements; absence of undisclosed liabilities; absence of certain changes; litigation; employee compensation and benefit matters; labor relation matters; insurance; material contracts; real property and assets; tax matters; intellectual property and cybersecurity; environmental matters; broker’s and finder’s fees; international trade and anti-corruption matters; and accuracy of provided information.

Under the Merger Agreement, Blue Ocean made customary representations and warranties to TNL Mediagene relating to among other things: organization and qualification; authorization; absence of conflicts; litigation; governmental consents; the Trust Account; broker’s and finder’s fee; SEC reporting; compliance with laws; business activities; tax matters; capitalization; absence of certain changes; litigation; registration of shares; material contracts; tax matters; independent investigation; and accuracy of provided information.

Notwithstanding anything in the Merger Agreement or to the contrary, none of the representations, warranties, covenants, obligations or other agreements of the parties contained in the Merger Agreement or in any certificate delivered pursuant to the Merger Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and, from and after the Closing, no action shall be brought and no recourse shall be had against or from any person in respect of such non-surviving representations, warranties, covenants or agreements, other than in the case of fraud against the party committing such fraud.

Material Adverse Effect for TNL Mediagene and Blue Ocean

Under the Merger Agreement, certain representations and warranties of TNL Mediagene are qualified in whole or in part by materiality thresholds. In addition, certain representations and warranties of TNL Mediagene are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred. Pursuant to the Merger Agreement, a “Material Adverse Effect” with respect to TNL Mediagene Group means an effect, development, circumstance, fact, change or event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business or financial condition of TNL Mediagene and its subsidiaries (taken as a whole); provided, that none of the following (or the effect of any of the following) will be taken into account in determining whether a Material Adverse Effect for TNL Mediagene has occurred or will occur:

i.       any change in law, regulatory policies, accounting standards or principles (including U.S. GAAP and IFRS) or any guidance relating thereto or interpretation thereof, in each case after the date of the Merger Agreement;

ii.      any change in interest rates or economic, political, business or financial market conditions generally (including any changes in credit, financial, commodities, securities or banking markets);

iii.     any change affecting any of the industries in which TNL Mediagene Group and its subsidiaries operate or the economy as a whole;

iv.      any epidemic, pandemic or disease outbreak (including COVID-19 and any COVID-19 measures);

v.       the announcement or the execution of the Merger Agreement, the pendency of the Transactions, or the performance of the Merger Agreement, including losses or threatened losses of employees, customers, suppliers, vendors, distributors or others having relationships with TNL Mediagene Group;

vi.     any action taken or not taken at the written request of Blue Ocean, or, if reasonably sufficient information is provided to Blue Ocean in advance to determine whether a material adverse effect would reasonably be expected to occur, any action taken or not taken that is consented to in writing by Blue Ocean;

vii.    any weather conditions, earthquake, hurricane, tsunami, tornado, flood, mudslide, wildfire or other natural disaster, act of God or other force majeure event;

viii.   geopolitical conditions (including trade wars, tariffs or sanctions), any acts of terrorism or sabotage (including cyberattack), the commencement, continuation or escalation of a conflict, including a war (whether or not declared) or acts of armed hostility, including any material worsening of such matters threatened or existing as of the date in the Merger Agreement and any responses to any such matters;

ix.     any failure of TNL Mediagene Group to meet, with respect to any period or periods, any internal or industry analyst projections, forecasts, estimates or business plans (provided, however, this clause shall not prevent a determination that any effect underlying such failure has resulted in a Material Adverse Effect to the extent such effect is not otherwise excluded from the definition of Material Adverse Effect in the Merger Agreement);

x.      any action taken by Blue Ocean or its affiliates or the identity of Blue Ocean or Sponsor; and

xi.     any effect that is cured by TNL Mediagene prior to the Closing; provided, further, that any effect referred to in clauses (i), (ii), (iii), (iv), (vii) or (viii) may be taken into account in determining if a Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on TNL Mediagene Group, taken as a whole, relative to other similarly situated businesses in the industries in which TNL Mediagene Group operate, in which case, to the extent not otherwise excluded pursuant to another clause of this definition in the Merger Agreement, only the incremental disproportionate adverse impact of such effect may be taken into account in determining whether a “Material Adverse Effect” exists or has occurred.

Under the Merger Agreement, certain representations and warranties of Blue Ocean are qualified in whole or in part by materiality thresholds or a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred. In addition, certain representations and warranties of Blue Ocean are qualified in whole or in part by a “SPAC Impairment Effect” standard for purposes of determining whether a breach of such representations and warranties has occurred. Pursuant to the Merger Agreement, a “SPAC Impairment Effect” with respect to Blue Ocean means an effect or development that is, individually or in the aggregate, reasonably be expected to have a material adverse effect on (i) the business or financial condition of Blue Ocean, (ii) the ability of Blue Ocean to consummate the Transactions or (iii) the ability of Blue Ocean to remain listed as a public company on, and for Blue Ocean Class A Shares and Public Warrants to be listed on, the Nasdaq.

Conditions to Closing

The completion of the Merger is subject to various conditions. There can be no assurance as to whether or when all of the conditions will be satisfied or waived.

The respective obligations of each party to the Merger Agreement to effect the Merger and the other Transactions are subject to the satisfaction at or prior to the Effective Time of the following conditions, any one or more of which may be waived, to the extent permitted by applicable legal requirements, in writing, by all of the parties:

•        the absence of any law or governmental order by any governmental authority of competent jurisdiction, enjoining, prohibiting, or making illegal the consummation of the Merger;

•        receipt of the required approval by the shareholders of Blue Ocean and TNL Mediagene;

•        the approval for listing on Nasdaq of the TNL Mediagene Ordinary Shares and the TNL Mediagene Warrants to be issued in connection with the Merger, subject only to official notice of issuance thereof;

•        effectiveness of this proxy statement/prospectus in accordance with the provisions of the Securities Act and the absence of any stop order issued by the SEC which remains in effect with respect to this proxy statement/prospectus; and

•        the completion of the Recapitalization in accordance with the terms of the Merger Agreement and TNL Mediagene’s organizational documents.

The obligations of TNL Mediagene and Merger Sub to consummate, or cause to be consummated, and effect the Merger and the other Transactions are subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, to the extent permitted by applicable legal requirements, in writing, exclusively by TNL Mediagene:

•        the accuracy of the representations and warranties of Blue Ocean (subject to certain materiality standards set forth in the Merger Agreement);

•        material compliance by Blue Ocean with its pre-Closing covenants and agreements;

•        Blue Ocean’s delivery of a certificate, signed by an authorized director or officer of Blue Ocean and dated as of the Closing Date, certifying that to the knowledge and belief of such director or officer, the conditions set forth in the two immediately preceding bullets points have been satisfied;

•        resignation or removal of Blue Ocean’s directors and officers, and Blue Ocean’s delivery of such officers’ and directors’ respective resignation letter (which are in form and substance reasonably satisfactory to TNL Mediagene); and

•        the absence of any SPAC Impairment Effect.

The obligations of Blue Ocean to consummate and effect the Merger and the other Transactions shall also be subject to the satisfaction at or prior to the Closing of each of the following conditions, any one or more of which may be waived, to the extent permitted by applicable legal requirements, in writing, exclusively by Blue Ocean:

•        the accuracy of the representations and warranties of TNL Mediagene (subject to certain materiality standards set forth in the Merger Agreement);

•        material compliance by TNL Mediagene with its pre-Closing covenants and agreements;

•        TNL Mediagene’s delivery of a certificate, signed by an authorized director or officer of TNL Mediagene and dated as of the Closing Date, certifying that to the knowledge and belief of such director or officer, the conditions set forth in the two immediately preceding bullets points have been fulfilled; and

•        absence of any Material Adverse Effect.

Termination

Mutual Termination Rights:

The Merger Agreement may be terminated:

•        by mutual written consent of TNL Mediagene and Blue Ocean;

•        by either Blue Ocean or TNL Mediagene if there shall be in effect any law or an order or decree issued by a governmental entity, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting consummation of the Merger, except that the right to so terminate the Merger Agreement will not be available to any party whose breach of the Merger Agreement has been a primary cause of or resulted in such law, order or decree;

•        by either Blue Ocean or TNL Mediagene if the closing of the Transactions has not occurred by December 7, 2024, except that the right to so terminate the Merger Agreement will not be available to any party whose breach of the Merger Agreement has been a primary cause of or resulted in the failure of the Transactions to occur on or before such date; and

•        by either Blue Ocean or TNL Mediagene, if, at Blue Ocean’s or TNL Mediagene’s extraordinary general meeting held to approve the Transactions (including any shareholder meeting following any adjournments or postponement thereof), the Merger Agreement, the Merger, and the other transaction proposals contemplated by the Merger Agreement are not duly adopted by Blue Ocean or TNL Mediagene shareholders by the requisite vote under applicable legal requirements and Blue Ocean’s or TNL Mediagene’s organizational documents.

Additional Termination Rights of Blue Ocean:

The Merger Agreement may be terminated by Blue Ocean if TNL Mediagene or Merger Sub has breached any of its covenants or representations and warranties in any material respect and has not cured such breach within the time periods provided for in the Merger Agreement.

Additional Termination Rights of TNL Mediagene:

The Merger Agreement may be terminated by TNL Mediagene if Blue Ocean has breached any of its covenants or representations and warranties in any material respect and has not cured such breach within the time periods provided for in the Merger Agreement.

Miscellaneous

Enforcement of Agreement

The parties have agreed that each party shall be entitled to enforce specifically the terms and provisions of the Merger Agreement and to immediate injunctive relief to prevent breaches of the Merger Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled under the Merger Agreement and the Ancillary Documents.

AGREEMENTS ENTERED INTO IN CONNECTION WITH THE MERGER

Sponsor Lock-Up and Support Agreement

On June 6, 2024, in connection and concurrently with the execution of the Merger Agreement, Blue Ocean, Sponsor, Apollo SPAC Fund I, L.P., Apollo Credit Strategies Master Fund Ltd. (Apollo SPAC Fund I, L.P. and Apollo Credit Strategies Master Fund, Ltd., collectively “Apollo”), the Insiders and Other Investors have entered into an amended and restated letter agreement (the “Original Sponsor Lock-Up and Support Agreement”), pursuant to which Sponsor, Apollo and such Insiders and Other Investors agreed, among other things, to vote their Blue Ocean shares in favor of the Blue Ocean Extension Proposal and the adoption of the Merger Agreement and the Transactions, including the Merger, and each other proposal related to the Merger included on the agenda for the meetings of Blue Ocean shareholders relating to the Blue Ocean Extension Proposal and the Merger (as applicable), to appear at such meeting or otherwise cause their shares to be counted as present for purposes of establishing a quorum at such meeting, to vote against any proposal that would reasonably be expected to result in a breach of any representation, warranty, covenant, obligation or agreement of Blue Ocean contained in the Merger Agreement or impede the Merger and the other transactions contemplated by the Merger Agreement, not to redeem any of their shares, and to waive their respective anti-dilution rights with respect to their Blue Ocean Class B Shares in connection with the consummation of the Transactions. On October 23, 2024, the Sponsor, Blue Ocean and TNL Mediagene entered into the Amendment No. 1 to Sponsor Lock-Up and Support Agreement (“Sponsor Agreement Amendment” and together with the Original Sponsor Lock-Up and Sponsor Agreement, the ”Sponsor Lock-Up and Support Agreement”).

Pursuant to the Sponsor Lock-Up and Support Agreement, among other things, each of Sponsor, Apollo, the Insiders and the Other Investors agreed that the TNL Mediagene Ordinary Shares issuable as part of the agreed merger consideration in exchange for the Founder Shares owned by Sponsor, Apollo and the Insiders and the Other Investors (such TNL Mediagene Ordinary Shares, the “Earn-Out Shares”) will be issued at the times and subject to the conditions as follows and set forth therein:

•        50% of the Earn-Out Shares will be issued upon the first to occur of any of the following after the Closing: (1) a change of control of TNL Mediagene; or (2) the date that is the 12-month anniversary of the Closing; and

•        50% of the Earn-Out Shares will be issued upon the first to occur of any of the following after the Closing: (a) a change of control of TNL Mediagene; (b) if revenues reported by TNL Mediagene during any trailing 12-month period equal or exceed $77,500,000 in aggregate (inclusive of any and all acquisitions consummated by TNL Mediagene after the Closing); or (c) the date that is the two-year anniversary of the Closing.

Pursuant to the Sponsor Agreement Amendment, Sponsor, Blue Ocean and TNL Mediagene also agreed to forfeit up to 2,208,859 Founder Shares owned by Sponsor, subject to the adjustments based on the Forfeiture Ratio and other terms set forth in the Sponsor Lock-Up and Support Agreement.

Furthermore, subject to certain customary exceptions, Sponsor, Apollo and each Insider and Other Investor agreed that it will not transfer, to the extent such Earn-Out Shares have been issued, (a) 50% of its Earn-Out Shares until the earlier of (1) one year after the Closing, or (2) (i) if the closing price of TNL Mediagene Ordinary Shares equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (ii) the date after the Closing on which TNL Mediagene completes a liquidation, merger, capital share exchange, reorganization or other similar transaction that results in all of TNL Mediagene’s shareholders having the right to exchange their TNL Mediagene Ordinary Shares for cash, securities or other property, and (b) 50% of its Earn-Out Shares, until two years after the Closing.

In addition, pursuant to the Original Sponsor Lock-Up and Support Agreement, Sponsor and Apollo agreed to forfeit an aggregate of 750,000 Blue Ocean Private Placement Warrants held by them (in a pro rata amount based on the relative number held by each) at the Closing and not to transfer any Blue Ocean Private Placement Warrant until 30 days after the Closing. Pursuant to the Sponsor Agreement Amendment, Sponsor also agreed to additionally and separately forfeit 50% of Blue Ocean Private Placement Warrants it holds immediately prior to the Closing, subject to the adjustments based on the Forfeiture Ratio and other terms set forth in the Sponsor Lock-Up and Support Agreement.

TNL Mediagene Shareholder Lock-Up and Support Agreement

In connection and concurrently with the execution of the Merger Agreement, TNL Mediagene, Blue Ocean and certain shareholders of TNL Mediagene (the “TNL Mediagene Holders”) entered into a lock-up and support agreement (the “TNL Mediagene Shareholder Lock-Up and Support Agreement”), pursuant to which, among other things, the TNL Mediagene Holders agreed: (i) to vote in favor of the TNL Mediagene proposals at the relevant shareholder meetings to be convened by TNL Mediagene in order to seek the TNL Mediagene approvals, and to vote against any competing business combination proposal and any other proposal that would reasonably be expected to impede, frustrate or delay the Merger; and (ii) not to transfer, other than to affiliates or other TNL Mediagene Holders, any of such TNL Mediagene Holder’s TNL Mediagene Pre-Split Ordinary Shares until the earlier of 180 days from and after the Closing and the termination of the Merger Agreement in accordance with its terms. In addition, the TNL Mediagene Holders agreed to a covenant prohibiting, subject to certain customary exceptions, the TNL Mediagene Holders from selling, transferring or otherwise disposing of any TNL Mediagene Ordinary Shares and TNL Mediagene options to purchase any TNL Mediagene Ordinary Shares held by such TNL Mediagene Holders immediately after the Closing until the earlier of 180 days from and after the Closing and the termination of the Merger Agreement in accordance with its terms.

Registration Rights Agreement

Upon consummation of the Merger, Blue Ocean, TNL Mediagene, Sponsor, and certain existing shareholders of Blue Ocean and TNL Mediagene will enter into a registration rights agreement (the “Registration Rights Agreement”) containing customary registration rights for Sponsor and other shareholders of Blue Ocean and TNL Mediagene. Pursuant to the Registration Rights Agreement, holders of registrable securities of TNL Mediagene will be entitled to make up to three demands that TNL Mediagene register such securities and an additional two demands that TNL Mediagene register the Earn-Out Shares. In addition, holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of the Merger. The Registration Rights Agreement also provides that TNL Mediagene will pay certain expenses related to such registrations and indemnify securityholders against certain liabilities. The rights granted under the Registration Rights Agreement supersede any prior registration, qualification, or similar rights of the parties thereto with respect to TNL Mediagene or Blue Ocean’s securities, and all such prior agreements shall be terminated.

Amended and Restated Warrant Agreement

Immediately prior to the Closing, Blue Ocean, TNL Mediagene and Continental will enter into an assignment, assumption and amended and restated warrant agreement (the “Amended and Restated Warrant Agreement”), pursuant to which Blue Ocean will assign to TNL Mediagene all of its rights, interests, and obligations in and under the Warrant Agreement, dated December 2, 2021, by and between Blue Ocean and Continental, and the terms and conditions of such Warrant Agreement will be amended and restated to, among other things, reflect the assumption of Public Warrants and Blue Ocean Private Placement Warrants by TNL Mediagene.

TNL MEDIAGENE’S BUSINESS

The following discussion reflects the business of TNL Mediagene as a combined entity. In this section, “we,” “us” and “our” generally refer to TNL Mediagene, a Cayman Islands exempted company, together as a group with its subsidiaries.

Overview

We are Asia’s next-generation media company built around a portfolio of diverse and trusted digital media brands and a suite of AI-powered advertising and data analytics solutions. With data at our core, we operate media, technology and digital studio businesses primarily in Japan and Taiwan, with a vision to expand into other key East and Southeast Asian markets outside of mainland China. Through our trusted digital media brands, AI-powered advertising and data analytics technology and digital studio solutions, we aim to provide multinational clients with unmatched opportunities to contextually reach and engage with Millennial and Gen Z audiences across the East and Southeast Asian region, one of the largest and most attractive audience segments in the world.

Media and Branded Content.    As an independent digital media publisher, we are committed to being a “trusted voice in Asia for a better future” for Millennial and Gen Z audiences in Japan, Taiwan and throughout the East and, ultimately, Southeast Asia region and to inspire and enliven what the most online and connected generations watch, read, hear and buy, now and in the future. For the six months ended June 30, 2024, our 22 digital media brands across five content categories, news and business, B2B media, technology, lifestyle and food, and sports and entertainment, have reached over 40 million average monthly unique users, or MUU, in three languages, Japanese, Chinese and English, with over 175 million average monthly digital footprints across websites, social-media platforms and mobile apps. Our digital media portfolio includes not only regional editions of globally recognized brands, but also independent, market-leading digital media brands developed in-house. The implementation of AI translation technology allows us to widen our reach across different countries, languages, media brands and platforms, and to adapt and rapidly cross-pollinate content from one country, language, media brand or platform to another, reaching audiences wherever they live, whatever languages they speak and whatever platform they use across our own digital media brands. Through our digital media brands, we build trust and engagement with our Millennial and Gen Z audiences, allowing us to deliver highly targeted and effective advertising for our clients outside traditional social-media and content platforms. For the years ended December 31, 2022 and 2023, we recorded $3.3 million and $9.8 million, respectively, of revenue from our media and branded content business. In the six months ended June 30, 2024 and June 30, 2023, our media and branded content segment recorded $6.8 million and $2.3 million of revenue, respectively.

Technology.    Our data analytics and AI-powered technology gives us deep insight into the content consumption and engagement behaviors of our users and enables us to optimize audience monetization by creating and delivering captivating and high-quality content and deep two-way connections with our audience, particularly among members of the Millennial and Gen Z generations. Our 22 trusted digital media brands cover diverse categories, offering high engagement with the growing and affluent digital-native generations primarily in Japan and Taiwan, and deliver high-quality advertisement performance in the digital advertising and growing retail media spaces. We have represented over 850 regional and global advertising clients across diverse industries, including multinational companies and government agencies. We provide our clients with a one-stop access point for their digital advertising and marketing needs, allowing them to connect and engage with audiences primarily in Japan and Taiwan and, ultimately, across the Southeast Asia region. We believe our growing first- and zero-party data will help provide our advertising clients with greater return on advertising spend, measurable monetization opportunities and competitive advantages through personalized advertising, content marketing, retail media and integrated marketing and live event solutions. For the years ended December 31, 2022 and 2023, we recorded $7.5 million and $10.6 million of revenue, respectively, from our technology business. In the six months ended June 30, 2024 and June 30, 2023, our technology segment recorded $5.3 million and $3.6 million of revenue, respectively.

Digital Studio.    Our integrated digital studios, agencies and market research teams provide a comprehensive suite of strategic, creative design, research and communication services that help our clients reach and engage their target audiences and build communities for their brands. Ranging from campaign planning, communication strategy, marketing content creation, and event planning to digital agency services with social media strategy, influencer recruiting, and UX/UI design, our integrated digital studio, agency and market research solutions help our clients formulate and deliver key messages to their target audiences both online and offline and enables us to build long-term relationships with our B2C and B2B clients through multi-year projects. We believe the combination of our integrated digital studio, agency and market research capabilities and access to our Millennial and Gen Z audiences in Japan and Taiwan, with a vision to expand into other key East and Southeast Asian markets, gives us advantages over our competition. For the years ended December 31, 2022 and 2023, we recorded $9.3 million and $15.4 million of revenue, respectively, from our digital studio business. In the six months ended June 30, 2024 and June 30, 2023, our digital studio segment recorded $8.5 million and $2.9 million of revenue, respectively.

Our History and Vision

Our predecessor companies, TNL and Mediagene, focused on organic growth since their respective foundings while making strategic acquisitions, having successfully completed and integrated nine acquisitions. TNL and Mediagene started out as independent digital media companies in Taiwan in 2013 and in Japan in 1998, respectively, and continued to grow both organically and inorganically. As their portfolio of digital media brands grew, so did their audience and first-party data. The digital media and advertising industry matured and the competition for advertising spend intensified. In 2015, Mediagene launched its integrated digital marketing solutions brand, Infobahn, and started developing its client base in online and offline retail spaces. As the digital media and advertising industry came to dominate media and advertising, the competition for advertising spend intensified further, moving away from brand advertising based on impressions to performance advertising based on clicks or purchases. TNL collects actionable information from its users’ behaviors on its branded websites, so-called “first-party” data, and directly from its users’ input, such as survey responses and account configurations, so-called “zero-party” data. In order to fully utilize the potential of first- and zero-party data from its predominantly Millennial and Gen Z audiences, TNL acquired and integrated a data analytics and advertising technology company, Ad2, in 2020 and started developing a host of data analytics and advertising products and services utilizing AI-powered data analytics of first- and zero-party data from its vibrant and growing audience.

Merger with Mediagene

TNL Mediagene was formed in May 2023 by the merger of TNL and Mediagene. Mediagene publishes well-known and trusted digital media brands, such as ROOMIE and MASHING UP, as well as Japanese editions of global digital media brands, including Gizmodo Japan, Lifehacker Japan and Business Insider Japan, and also provides integrated digital studio, agency and marketing solutions. TNL owns several popular digital media brands in Taiwan, including The News Lens, iCook, and Sports Vision, and also operates AI-powered data analytics and advertising technology and market research assets. As a combined company, we have established executive offices in Tokyo and Taipei, with our management distributed between Japan and Taiwan. With regional teams delivering our portfolio of services across our operating region, our revenue is split almost evenly between our Japan and Taiwan operations. We plan to expand further into new regions to expand and diversify our revenue streams.

As Asia’s next-generation media company built around a portfolio of diverse and trusted digital media brands and a suite of AI-powered advertising and data analytics solutions, we have built upon the respective strengths of our predecessors and have created synergies between the unique capabilities of both companies. Each has brought unique capabilities to the combined company — TNL’s data analytics, advertising technologies and direct-to-client advertising sales platform and Mediagene’s portfolio of iconic digital media brands in the larger Japanese market, innovative content marketing, integrated marketing, live events, and retail media capabilities — while maintaining our shared core values and focus on high-quality independent digital media publishing. Our combined innovative publishing and creative teams have a long track record of creating and licensing new, sustainable brands, as illustrated in the timeline graphic below. With our strong foundation in digital media, we have prioritized collecting more and better data, developing more data-focused services and products, delivering performance advertising that gives our clients higher return on advertising spending, and achieving audience growth by strengthening our audience share in our existing content categories, expanding into new content categories and growing into new geographic markets. Together, we intend to leverage our strengths and synergies to build TNL Mediagene into the most dynamic and innovative media, technology and digital studio company in Asia.

Our Strengths

We are Asia’s next-generation media company that operates a highly differentiated combination of (i) digital media and branded content business through our 22 trusted and independent digital media brands with prominently Millennial and Gen Z audiences, (ii) technology business through our proprietary data analytics and advertising technology products and services powered by AI and our first- and zero-party audience data, and (iii) digital studio business through our integrated digital studio, agency and market research solutions. We believe the digital media industry is at an inflection point where the traditional business model of focusing on audience growth and mass reach is being phased out. Data analytics and advertising technology that require high-quality audience data are taking the center stage as advertising clients are moving away from brand awareness based on mere ad impressions, or the number of users an ad appears to, and are seeking performance advertising that is based on return on their advertising spend (“ROAS”) and retail media, or marketing to interested customers who are already near the point of making a purchase decision. We believe our combination of businesses allows us to provide clients with a one-stop access point for their digital advertising and marketing needs and gives us an advantage over our competitors, who remain fragmented in their capabilities and occupy limited spaces in this fast-changing digital advertising and marketing ecosystem.

•        22 independent digital media brands reaching Millennial and Gen Z audiences.    For the six months ended June 30, 2024, we reached an audience of over 40 million average MUU and over 175 million average monthly digital footprints across a diverse portfolio of 22 independent digital media brands with an attractive young and affluent consumer demographic primarily in two of Asia’s most affluent markets, Japan and Taiwan. In terms of MUU, based on data by Semrush Holdings, Inc. and us, we outrank major media outlets in the East Asia and Southeast Asia region, including Nikkei and Asahi in Japan, United Daily News and Liberty Times in Taiwan and South China Morning Post in Hong Kong, and are comparable to major media outlets in the United States, including CBNC, The Washington

Post and Time. Our audience’s demographic profile is prominently Millennial and Gen Z, making up approximately 57% of our audience as of June 30, 2024. Our audience is located across Japan (approximately 50%), Taiwan (approximately 34%), the United States (approximately 6%) and Hong Kong, Southeast Asia, and other areas (approximately 10%). We believe our highly differentiated digital media brands and their captivating content delivered in original formats keep our audience engaged and growing.

•        Proprietary high-quality data in the cookieless era.    Our robust and growing portfolio of category-leading digital media brands provide us with valuable proprietary first-party audience data, which can continue to support our data analytics and advertising technology products and services without dependence on tracking cookies. As regulatory scrutiny on privacy intensifies and browsers on PCs and mobile devices increasingly impede their use, tracking cookies, formerly the mainstay of audience data collection by advertising and marketing companies, are declining in utility. Unlike those companies in the digital advertising and marketing industry that do not own or operate their own media brands, our robust and growing portfolio of category-leading digital media brands provides us with valuable first-party audience data, which can continue to support our data analytics and advertising technology products and services without dependence on tracking cookies. In addition, we collect zero-party data. As this data is collected openly with audience consent and provides direct insight into audience preferences, zero-party data has the potential to deliver the most precise audience preference information available with minimal regulatory risk. In an environment where access to quality consumer data is increasingly restricted, our first- and zero-party data resources allow advertising clients to gain actionable consumer insights and target potential customers with the high precision without the increasing regulatory and technical barriers in the new “cookieless era” of advertising.

•        Diversified client base of over 850 clients including multinational companies and government agencies.    As of June 30, 2024, we have worked with over 850 clients, including multinational companies and their regional/national operations in Japan and Taiwan as well as government agencies. Our client base is diversified across various industries, ranging from automobiles (e.g., Toyota and Honda), consumer electronics (Sony, BenQ and Panasonic), cosmetics (Shiseido, LION and POLA) and financial services (Allianz, Deloitte and Daiwa) to IT (Adobe and NTT Docomo). Many of our corporate engagements last three to five years in duration, which allows us to build strong relationships with the key stakeholders at each client. This continuity provides opportunities for up-selling and cross-selling of our other products and services. As we continue to expand, we are continuing to develop our up-sell and cross-sell potential as we collect more first- and zero-party data and develop more data-based products and services for the digital advertising and marketing needs of our clients.

•        Proven track record of growth.    We have produced consistent revenue growth organically, which has been enhanced by our success in completing and integrating nine acquisitions, retaining all of the founders in all nine acquisitions. We believe our track record of growth provides a blueprint for our growth acceleration, synergy realization and talent retention going forward. Throughout our history, we have strived to balance growth with a small capital footprint, careful cost management and monetization rather than simply scale in audience size without a plan for profitability.

Our Market Opportunity and Industry

Based on U.S. Census Bureau 2024 estimates, Pew Research demographic data for 2022 and advertising spend data for 2022 by Statista GmbH, we estimate that our serviceable addressable market (“SAM”), calculated as a product of average advertising spend per capita (calculated as equal distribution of advertising spend across population) and size of the Millennial and Gen Z audiences in each market, in Japan and Taiwan was approximately $21 billion in advertising spend in 2022. When additional markets in East and Southeast Asia, which we are currently targeting for geographical expansion, are added, we estimate that our SAM was over $61 billion in 2022.

Our vision is to be the most dynamic and innovative media, technology and digital studio company in Asia, providing end-to-end digital media, advertising and marketing solutions backed by our proprietary audience data and AI-powered data analytics and technology to our clients.

The current digital media and advertising ecosystem in Japan, Taiwan and the rest of East and Southeast Asia remains highly fragmented compared to North America, with different service provider groups typically performing one or a limited subset of specialized and traditional roles. Digital media publishers tend to remain primarily as content producers residing in their own content themes, or “verticals,” and rely on a more traditional model of advertisement inventory and programmatic sale for their revenue. Advertisement inventory is generally bought in bulk by advertisement agencies. Advertisement agencies create and design advertisement content and execute advertisement campaigns for their clients, packaging inventory with data analytics and market research services and products purchased from third-party data analytics companies. Data analytics and market research companies remain largely as third-party service providers, providing analytics and research products and services for a fee. However, several parallel key trends are now revolutionizing this fragmented digital media and advertising ecosystem.

•        Shift from Brand Advertising to Performance Advertising.    Advertising clients are moving away from brand advertising based on exposures, primarily based on impressions and are seeking performance advertising that deliver actual purchases, primarily based on ROAS. Unlike brand advertising where the goal is to drive brand awareness and favorability among as many potential consumers as possible by leading them to think or feel something new about a brand, the goal of performance advertising is to convert existing consumers to actual purchases and drive ROAS by reminding them of positive things that they already know about a brand. We believe this shift makes the ability to accurately target users based on their preferences a key factor in capturing advertising spend.

•        Shift from Display Advertising to Content Marketing.    Display advertising has long been thought of as the easiest and most effective way to reach consumers by pushing out information, often in small fragments. Display advertisements can be text ads, digital banners or videos, and they appear in distinct sections on a website that are typically reserved for paid advertisements. Billions of dollars are spent every year on display advertising, but that number is decreasing as marketers are spending more of their budgets on developing content marketing strategies and building communities around quality content. Content marketing can take the shape of anything from blogs, articles, reviews, e-books, graphics and videos. The goal is to create a value exchange with the audience by providing rich content experiences that focus less on an advertiser’s brand or product and more on creating a true value exchange for the audience, even leading the audience to generate additional content for the brand or product. By allowing the audience to socialize with the brand and likeminded peers, share their opinions and, in some cases, become content experts themselves, it becomes mutually beneficial. We believe that content marketing, in the form of trustworthy information about products and services from sources potential customers see as reliable, is an increasingly critical means of communications with consumers, especially those who distrust overt advertisements in the digital space.

•        Cookieless Era and Importance of First- and Zero-Party Data.    The digital advertising industry has been reliant for many years on the use of cookies, files with small pieces of data placed on a user’s computer to serve as an identifier or store user preferences, to obtain various user data. Cookies are a convenient way to track users across multiple sites for data collection and advertising and have been extensively used for this purpose. Recently, however, the use of cookies, especially “third-party” cookies (those placed on a user’s computer by advertisements or another source other than the main website or webpage the user is viewing) has become controversial on privacy and malware grounds. As of June 30, 2024 the makers of most major browsers and mobile devices configure, or will soon configure, their products to block or delete third-party cookies automatically. For the digital media industry, the new “cookieless era” represents a challenge as well as an opportunity. Without the use of third-party cookies, we believe industry players without alternative means to collect data or target users will struggle to compete. On the other hand, we believe that industry players who can collect data as a zero or first party directly from a body of users who interact with their content and products, i.e., without the use of third-party cookies, will enjoy a substantial competitive advantage.

•        Rise of Retail Media.    The rise of e-commerce disrupted the business model of brick-and-mortar retail stores, triggering crisis for some, and successful adaptation for others. Major offline retailers increasingly seek to engage with digital marketing and data analytics to better understand customer preferences and draw shoppers to their stores. At the same time, the digital advertising industry is seeking new sources of data, especially data that can connect customers’ preferences to their actual purchase behavior. These mutual needs have led to a growing trend for partnerships between brick-and-mortar retail and digital advertising: retail media. In a typical collaboration, offline retailers and digital advertising and data analytics groups conclude data exchange agreements, swapping retailers’ loyalty card and purchase data for digital user profiling data, and the parties work together to create content marketing highlighting the retailer’s in-store products and offering links to coupons that encourage customers to visit the physical store. We believe that retail media creates substantial opportunities in the digital media and advertising industry. In particular, we believe that players with high-quality proprietary data assets and content marketing expertise will be sought out as retail media partners, while those without these assets will be at a growing disadvantage.

We believe we are at the next inflection point in this fragmented digital media and advertising industry. Third-party cookies and other means of obtaining relatively free collection of third-party data are in decline, limiting the source of data necessary for many data analytics and market research companies. Digital media publishers face increasing costs for audience acquisition and decreasing revenue from traditional advertisement inventory sales, and many do not have the requisite technological capabilities to monetize their data. Advertising clients are moving away from brand awareness based on mere ad impressions, or the number of users an ad appears to, and are seeking performance advertising that is based on ROAS, increasingly looking to reach their target audiences in the digital space outside the major search engines and social media platforms such as Google, YouTube, Facebook and TikTok. As the accuracy and availability of third-party data continues to decline, other data sources will become relevant. In particular, we believe that first-party data will be more valuable than ever in this environment, and we are ideally positioned in terms of our media content, data and technology, to take advantage of this changing landscape. Especially when used in combination with first-party data, we also believe that direct interaction with users to collect zero-party data offers key accuracy, specificity, and privacy compliance advantages for data in the new third-party-cookieless digital media and advertising ecosystem. We anticipate new growth opportunities driven by rapid expansion and innovation in the zero-party data space. We are an integrated media, technology and digital studio company that has the requisite technology to provide AI-powered data analytics, advertising and marketing solutions. Our solutions are enabled by our growing first- and zero-party data from the engaged audiences of our category-leading digital media brands, with an emphasis on the growing retail media space, all with minimal dependence on the existing major search engines and social media platforms. With careful attention to compliance and user consent, we collect and integrate first-party data from cookieless behavior tracking and zero-party data from direct user surveys as well as second-party data from our partners to deliver high-performance marketing while respecting users’ privacy.

Our Growth Strategy

We have built our growth strategy on the following six core components:

•        Invest in Sophisticated Data Assets.    We are focused on expanding the types and quality of data that our AI-powered data analytics tools process for users we profile. Our goal is to record and analyze as many aspects of our users’ preferences and behaviors as they permit, and within applicable legal rules, to link what they read, see, hear and like to what they actually buy. To do this we are:

•        Deploying AI and cookieless tracking technology to track the browsing and purchase behaviors of users across all our digital media brands and in-house e-commerce platforms as well as e-commerce and retail partners;

•        Collecting retail purchase behavior data from clients and e-commerce and retail partners to calibrate our first-party media preference data with such second-party data on purchase behaviors;

•        Augmenting our first-party data we collect with zero-party consumer surveys with user consent through our TNL Research products and services; and

•        Expanding membership-based service offerings among our digital media brands to further enhance our zero-party data collection capabilities.

We believe that this deeper data will help us deliver more accurate and predictive marketing insights into users’ preferences and profiles and boost our client ROAS.

•        Increase User Engagement.    We use the same first-party audience data from our digital media brands that we use to track user behaviors and estimate their preferences for research and ad targeting purposes to tailor and create interactive content for our digital media brands’ users, leading to increased audience engagement and long-term viewership or “stickiness” of our digital media content. More interaction by users with our content over time gives more data on user behaviors, enabling us to better estimate our audience’s preferences, setting up a virtuous cycle that enables us to create content better tailored to our users’ preferences, continue to encourage stickiness, generate more opportunities to display advertisements and content marketing, and provide higher ROAS performance to our clients.

•        Consolidate Position in Existing Media Categories.    Using market insights from our first- and zero-party data analytics, we are also exploring options to expand our existing digital media brands’ coverage into new categories, especially when we believe there is a significant overlap or affinity between the preferences of audiences. Leveraging the viewership of our existing brands’ audience, such expansion can boost digital footprints and engagement while attracting new MUU. Where appropriate, we also intend to expand our coverage through acquisitions of new digital media brands in target content categories in our existing market. By expanding into new categories, we can provide our clients with not only a bigger audience, but also more actionable sights from higher quality first- and zero-party data. We will be able to also explore opportunities to cross-sell or up-sell our existing services and products, including innovative technology and data-based products and services for advertising and marketing.

•        Expand into New Geographies.    We intend to broaden our geographical reach and increase our audience by bringing our existing digital media brands to and acquiring new digital media brands in new geographical markets, especially in Southeast Asia. We are consistently evaluating and considering acquisition opportunities throughout the East and Southeast Asia region, excluding mainland China. Our focus is on established digital media companies with robust audiences and new regional or global media brands that can be integrated into our existing proprietary technology platform and portfolio and can provide us access to audience data from new geographies, creating monetization opportunities from existing and new clients across more brands and geographical markets. By growing into new geographies, we aim to increase our profitability by generating more MUU, digital footprints and high quality first-party data and expanding our client base in new geographical markets.

•        Deliver Market-Leading ROAS.    Advertising clients are no longer satisfied just with getting their message out to a mass audience; they demand precise targeting, measurable performance, and high ROAS. Our attention-grabbing advertisements and data-driven ad targeting already produce exceptional results for our clients. Going forward, we believe that our high-quality data and engagement offerings and our efforts to consolidate and expand our positions in new brands and content categories and geographies while maintaining our investments in content creation and AI-powered data analytics will enable our clients to benefit from a stronger and more precise level of engagement with their audiences and thus will lead to higher ROAS for our clients and growing wallet share for ourselves.

•        Expand Client Base.    As we invest in data assets, user engagement, geographical reach, category coverage and client ROAS return, we are working to grow our client base across the East and Southeast Asia region. As an integrated media, technology and digital studio company that provides end-to-end digital media, advertising and marketing solutions backed by our proprietary audience data and AI-powered data analytics and technology, we can leverage the relationships we develop with clients who initially approach us for a subset of our services to up-sell and cross-sell our full range of services, and attract referrals from traditional advertising agencies who rely on us to provide one service to their clients and that lack our breadth of expertise in digital media solutions. As our user base expands into new categories and geographies, we also look forward to developing new client relationships as we enjoy the opportunity to demonstrate our comprehensive portfolio of data-driven digital media solutions to new potential clients. Moreover, as we continue to expand and collect more zero- and first-party data, we will develop more data-based products and services for marketing and digital transformation needs of our clients, allowing us to further up-sell and cross-sell our data-based products and services and helping drive further business opportunities from both existing and new potential clients.

Our Three Interconnected Business Units

Media and Branded Content Business

Our media and branded content business provides trusted digital content in Japanese, Chinese and English across 22 category-leading digital media brands across five content categories to an engaged audience of over 40 million average MUU, centered on the Millennial and Gen Z audiences. We distribute our high-quality news, business, technology, sports, entertainment and lifestyle coverage under regional brands such as The News Lens, ROOMIE, iCook, MASHING UP, Cool3c and Sports Vision, as well as regional editions of globally recognized brands such as Business Insider, Gizmodo and Lifehacker. Our well-established independent editorial team ensures we are a trusted voice and provide reliable content for our audience. Our content is built on the foundational principles of quality, originality, and political independence. These principles permeate our editorial workflow, and we believe they are key to attracting and retaining the loyal readership whom we rely on to generate the high-quality first-party data that drives the rest of our businesses.

We strive to increase brand awareness, unique users, page and video views, and digital footprints from social media platforms. Our strong digital media brands and content generation ability allow deeper data engagement with our audience and provide both brand and performance advertising to our clients. We translate our content into multiple languages, countries, media brands, and platforms and transfer our knowledge, technology, and business schemes into other East and Southeast Asian countries to attain business growth.

Included in our media and branded content business are the revenue categories below:

•        Advertising.    Our advertising business sells advertisement space and targeted digital advertising services supported by our suite of proprietary technologies, providing our advertising clients with targeted access to engaged Millennial and Gen Z audiences.

•        Sponsored Content.    Our sponsored content business creates branded reviews, advertorials and other content drafted to meet the business requirements of our advertising clients, as well as content commerce services, i.e., the creation and deployment of promotional content that tells a brand’s story while providing our advertising clients’ potential customers with direct links to purchase the products being introduced. Based on our strong digital media brands, we have successfully sold products through our corporate sponsored content to our Millennial and Gen Z audiences. Focusing on lifestyle media, such as Gizmodo Japan, iCook, and ROOMIE, we perform content data analysis and understand which key attributes, such as wording choices, display placements, and other factors lead to sales success. This data analysis helps us provide optimal content marketing that maximizes the sales results of our clients.

•        Subscriptions.    Our recognized high-quality coverage and large, engaged audience gives us the opportunity to monetize select digital media brands directly through subscriptions, providing our most dedicated users with access to premium subscriber-only content. Subscriptions provide us not only with revenue, but also with an additional source of zero-party user profile and preference data, collected in strict compliance with GDPR and relevant Japanese, Taiwanese and other regional privacy regulations.

•        Events.    We plan and organize live offline events, including promotional functions for advertising clients and workshops, conferences, awards and lectures co-branded with our digital media brands, as well as original event series such as Mashing Up, a conference series that picks up and discusses social issues from diverse perspectives, crossing genders, ages, nationalities and industries to create new dialogues and new businesses.

While continuing to generate revenue directly, we expect our media and content business to continue to grow in both content breadth and audience reach and provide our main source of the high-quality first-party and zero-party audience data that drives our business as a whole.

Technology Business

At the heart of our technology business is a suite of proprietary technologies that support the core data gathering and analysis functions that direct our media, data analytics services, advertising and marketing products and services, as well as creative tools that facilitate our content production and digital studio products and services. Some of our key technologies include:

•        Content Management System.    Our content management system was developed to speed the process of creating and managing multi-media digital content across our digital media brands. Our content management system can assess and optimize the performance of each piece of content to improve audience reach and engagement.

•        Content Engagement Platform.    Our content engagement platform is a data management and analysis tool used to facilitate the storage, processing, viewing, and filtering of zero-, first- and second-party data across data types and sources. Fed with data from our user data tracking solutions, our platform uses AI algorithmic techniques to identify unique users, infer their interests and demographics, and create highly predictive audience profiles.

•        Advertising Network.    Our owned mobile network for serving advertisements on our digital media brands and contracted media partners in the Taiwan market. Directed by our data analytics, our advertising network can reach an estimated a significant majority of mobile internet users in Taiwan, while providing substantially more ad impressions per dollar of ad spend for our clients than crowded programmatic ad networks.

•        Creative Content Application.    Our in-house advertisement creation solution facilitates no-code design and deployment of highly visible advertisements. Seamlessly integrated into our owned advertising network to speed deployment, our Creative Content Application facilitates creation of ads that feature animation and eye-catching interactive features and promote curiosity, interest and click-throughs. This allows our clients’ advertisements to stand out from others and increases brand performance while allowing faster speed-to-market for our clients.

These technologies enable our media and branded content and digital studio businesses, and provide revenue in the categories listed below:

•        Retail Media.    Our proprietary technologies, as well as our own in-house expertise in sponsored content creation and content commerce gives us advantages in the market for retail media, or marketing to interested customers who are already near the point of making a purchase decision, where content commerce strategies have an edge. The market for retail media is growing rapidly globally, making up more than 15% of the global digital ad market for 2023 based on our internal analysis and estimate. We have been actively participating in this fast-growing market, where we utilize our technology assets to generate optimal promotional content that maximizes advertising performance and provides our clients with more efficient advertising returns. Using our first- and zero-party data resources, we are able to guide our retail marketing activities, optimize retail media advertising performance for our clients and provide various value-added services. Our engaged audience combined with our capacity to deliver data-driven insights, precise audience targeting, in-house e-commerce capability and partnerships with outside e-commerce platforms has given us advantages in winning retail media advertising budgets.

•        AdTech.    Our proprietary technologies allow us to offer various advertisement technology, or AdTech, services to our advertising clients, including demand-side-platform services to automate bidding and deployment of advertisements on our digital media brands and select third-party partner sites through our owned ad network.

•        CDP/Data Licensing.    Powered by our proprietary data analytics technology assets, we provide audience or customer data platform services to clients to facilitate collection and processing of their audience or customer data and assist with developing audience or customer profiles and other data analytics and research services. By licensing access to our accumulated data through our platform, we also directly monetize the products of our proprietary data analytics technology.

•        E-Commerce.    To further unlock the fast-growing retail media market, we have built our own e-commerce platforms to help our clients to sell their products on our e-commerce platforms, creating synergy with our retail media business. Additionally, for a number of our digital media brands, we also operate co-branded e-commerce experiences selling a curated selection of items to our readers, as well as developing our own in-house developed products, and have partnered with well-known external e-commerce and crowdfunding platforms, generating additional fee income from such partnerships.

As we continue to invest in our technology assets, we also continue to invest in new sources of data. We plan to obtain second-party data by entering into data exchange agreements with unaffiliated service providers, add purchase behavior data of users of e-commerce platforms and other retailers to our existing data, and generate actionable user purchase preference insights for our clients. We believe that retail media and related data are only the tip of a data iceberg, and that the banking, insurance, and other consumer service markets offer vast and untapped possibility for mutually beneficial second-party data exchanges enabling us to deliver more personalized advertising services and better performing content commerce and marketing solutions to our clients. In the cookieless era, we are preparing to better integrate our combined zero- and first-party data, commerce purchase and other second-party data, and research and survey data so that we can take a leadership position in this market. Our technology and data expertise will not only be used in Japan and Taiwan but will also expand into new markets.

Digital Studio Business

Our digital studio business integrates marketing strategy, creative design and market research services to offer a comprehensive suite of services that help brands build community, reach, and engage their audiences, providing us with the revenue categories listed below:

•        Marketing Strategy.    We utilize our experience in media operations and branded content creation to develop and implement communications strategies for clients as a full service ad agency, including campaign strategy, display advertising, and digital agency services including social media strategy and influencer recruiting.

•        Creative and Design.    Our digital studio business offers extensive creative and design services including for web, graphics, and video as well as innovation development support, user interface, user experience and product design.

•        Market Research.    Leveraging the power of our proprietary audience data and data analytics technologies, we can deliver precise, actionable consumer preference insights to direct product development and marketing in the growing East and Southeast Asia markets.

We usually enter long-term contracts with our clients in our digital studio business, providing on-going support throughout each project. These are typically significant projects in size and scope and generate consistent revenue with relative stability. Our long track record with our prestigious client base allows us to up-sell and cross-sell our other services and helps drive further business opportunities for us, including new data-based products and services and services to assist companies with their digital transformation initiatives. Furthermore, as we position ourselves as a next-generation digital media solutions company backed with combined media, technology and agency capabilities, we receive active referrals not only from existing clients, but also from other traditional agencies that lack our breadth of expertise in digital media solutions.

Our Advertising Clients and Partners

We offer a unique value proposition to our advertising clients and partners looking to reach Millennial and Gen Z audiences in Japan, Taiwan and East and Southeast Asia. Our blue-chip advertising client and partner base relies on our ability to deliver advertising placements across diverse content and audience categories, while also making available creative and content management support, AI-powered customer data collection and analysis, research, e-commerce and event support, and marketing agency services targeting consumer demographics. Our largest Japanese clients include a domestic food company, a multinational software company and a multinational technology manufacturer. Our largest Taiwanese clients include a global advertising agency, a domestic cable television network and a domestic power utility company.

Our advertising client and partner base has a significant concentration of revenues around particular clients and partners, with our top ten direct advertising clients and partners making up 25.8% of our total revenue for the six months ended June 30, 2024.

Our Audience and Digital Media Brands

Our Audience

Based on U.S. Census Bureau 2024 estimates and Pew Research demographic data for 2022, we estimate that our target Millennial and Gen Z audiences across the East and Southeast Asia region, excluding mainland China, and among Asian Americans number approximately 1.2 billion, with SAM of over $61 billion. Millennial and Gen Z audiences demand high-quality and trusted content that resonates with their curiosity, tech-savvy, global interests and ambitious lifestyle aspirations, delivered in the digital spaces they grew up in. We believe that our digital media brands, targeted to the key news and business, B2B media, technology, lifestyle and food, and sports and entertainment verticals, are well positioned to engage audiences across East and Southeast Asia in English and local languages such as Japanese and Chinese.

We measure our audience’s size and engagement with our content by way of “MUU” and “digital footprint” metrics. MUU calculates how many unique devices or users interact with our content on websites and applicable social media platforms over a given month based on Google Analytics, filtering out multiple views, interactions or sessions by the same identifier. The more inclusive “digital footprint” metric measures the number of times our content has been accessed by any device or user, including page and video views and social media interactions, filtering out those with shorter duration of access for accuracy. For more details of our key operating metrics, see the discussion under the caption “TNL Mediagene’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Operating Metrics.” Based on the most recent available data sourced from Google Analytics for our branded websites and Semrush Holdings, Inc. for other media, for the six months ended June 30, 2024 our trusted and independent content brings over 40 million average MUU and over 175 million average monthly digital footprints to our websites, social media and mobile apps, including millions of subscribers on Facebook, Instagram, YouTube, X and other key social media platforms. According to our internal estimates based on available data from Google Analytics, as of June 30, 2024, approximately 61% of our audience was between 18-44 years old and well-balanced between male and female users, with 43% of our viewers identifying as female and 57% identifying as male. As of June 30, 2024, the majority of our audience was located in Japan (approximately 63%) and Taiwan (approximately 30%), the locations of our principal places of business, with significant percentages in the United States (approximately 1%), Hong Kong (approximately 3%), the rest of Southeast Asia (approximately 1%) and the other areas (approximately 2%), including Canada, the United Kingdom and Australia, as summarized in the graphic below.

Our Digital Media Brands

As publishers, our core mission is to deliver creative and information-rich content across various domains, including news and business, B2B media, technology, and lifestyle and food and sports and entertainment. We take pride in maintaining independence and a politically neutral stance in our content, catering to a diverse audience without bias. Through organic growth and six media brand acquisitions since 2018, we have built a portfolio of 22 digital media brands that reached an audience of over 40 million average MUU for the six months ended June 30, 2024 concentrated in Millennial and Gen Z audiences in Japan and Taiwan.

Our digital media brands also deliver a wide range of digital media solutions, including content marketing for clients in the form of reviews, articles, and advertorials, in content categories that give us and our clients access to digital native Millennial and Gen Z audiences across a wide area of interests: independent media focused on the business and tech world under our News and Business category, specialist news for business professionals under our B2B Media category, information related to the tech world and consumer electronics under our Technology category, promotional lifestyle media targeted at luxury consumers under our Lifestyle and Food category and sports, movies, and TV coverage under our Sports and Entertainment category. Our main digital media brands include:

News and Business

•        The News Lens, one of TNL Mediagene’s core digital media brands and an independent news site providing insightful content, in-depth features, original investigations and infographics that highlight multiple perspectives on news stories related to Taiwan, Hong Kong, Japan, and Southeast Asia.

•        Business Insider Japan, a Japan edition of Business Insider, a news site focused on developments inside and outside Japan in business, finance, politics, and technology.

•        Business Yee, a specialized Chinese-language business news site.

B2B Media

•        DIGIDAY JAPAN, a Japan edition of DIGIDAY, a specialist publication bringing Japanese and international digital marketing news from the perspectives of brands, platforms, and ad agencies.

•        MASHING UP, a Japan-focused conference and event series exploring social issues and solutions from the perspectives of diversity, inclusion and sustainability.

•        Modern Retail, a sister site of DIGIDAY Japan focused on retail marketing.

•        GLOSSY JAPAN, a sister site of DIGIDAY JAPAN focused on the future of the beauty and fashion industry.

Technology

•        Gizmodo Japan, a Japan edition of Gizmodo, an iconic weblog site which publishes news, reviews, and buying guides of latest technology and consumer gadgets, and its associated sites Lifehacker Japan and Giz Yatai, an e-commerce site selling Giz Yatai-branded small-run products to its audience.

•        Cool3c, a Taiwan-focused gadget weblog site featuring new product information, reviews, and in-depth analysis of brand stories in the gadget and tech space.

•        Tech Insider, a tech-focused sister site of Business Insider Japan publishing stories on technology and the business of technology.

•        INSIDE, an online news publication focused on internet and software startups, blockchain, technology industry trends, digital life and future technology.

Lifestyle and Food

•        iCook, a Taiwan-focused food site featuring original recipes, food and lifestyle content and information on eating out in Taiwan and Japan.

•        Lifehacker Japan, a weblog site about lifestyle advice and software tips and news.

•        ROOMIE, a site which provides busy, active young men, women and couples with lifestyle items and ideas with a “crafty” feel for work, hobbies and relationships.

•        ROOMIE KITCHEN, a cooking themed sister site to ROOMIE available in Chinese and Japanese.

•        Life Insider Japan and Money Insider Japan, sister sites to Business Insider Japan that bring the latest updates on work, lifestyles and personal finance, targeting a primarily Millennial and Gen Z audience in Japan.

•        every little d, a design and art themed online publication in Taiwan that “tells stories of details in our daily life.”

Sports and Entertainment

•        Sports Vision, a site which presents comprehensive news and analysis on sports, athletes, sports policy and the business of sports.

•        Agent Movie, a Taiwan-focused film and TV related news and review site featuring widely-read Chinese-language columnists writing on film and television, including reviews and interviews.

•        Fuze, a Japan-focused digital culture site publishing content focused on art, music, and the counterculture in the digital age.

•        Ohsowow, an online publication for fans of Korean pop culture and entertainment in Taiwan.

Competition

As a next-generation media company, we are active across the entire digital media and advertising ecosystem in the markets for media content, data analytics and technology and digital studio services. In the media and branded content business, since our core audience is members of the Millennial and Gen Z generations, digital content providers that target younger, digital native audiences are our natural competitors. Historically these have included HuffPost Japan, Techbang, Cookpad, Variety and others.

In the technology business, our competitors include marketing technology solutions providers, advertising market platforms and market research firms. These have included OneAd, iKala, Appier Group, Google and others.

In the digital studio business, our competitors are other advertising agencies and creative studios, including Intage, Nyle, Good Patch and others.

On the whole, we believe that our end-to-end digital media solutions powered by our suite of advertising and data analytics technologies and our digital media brands’ reach among Millennial and Gen Z audiences in the East Asia region, particularly Japan and Taiwan, gives us advantages over our competitors, who are primarily specialists addressing a sector of the ecosystem, and integrates us into the broader digital media, advertising and data ecosystem to the benefit of our advertising clients and partners.

Human Resources

Our Employees

We consider the hiring and retention of talented employees to be essential to the ongoing success of our business. As of June 30, 2024, we had 548 employees located in Japan, Taiwan and Hong Kong.

Diversity and Inclusion

We value diversity and inclusion (“D&I”) and strive to weave this value into everything we do. We attract a diverse group of employees that reflect the audience we are trying to reach through our content, and we welcome the unique skills, experiences, and backgrounds each employee brings to the table every day. As of June 30, 2024, approximately 2.9% of our employees in Taiwan were members of minority groups, including foreign residents of Taiwan, indigenous people and persons with disabilities, and 2.0% of our employees in Japan were members of minority groups, including non-citizen residents of Japan. In addition, 58.9% of our Taiwan and 52.7% of our Japan employees identify as female.

We continuously improve our strategies for recruitment, training, career development, and education to support our ongoing D&I mission. Our recruiting team has been intentional about developing a diverse strategy to ensure active recruitment of diverse talent and candidates from underrepresented groups, as well as to ensure that the company hires and retains talent with diverse perspectives and backgrounds. Throughout the recruitment and hiring process, we emphasize educating all participants about internal and unconscious biases and how to overcome them, ensuring that all job descriptions and interview processes are inclusive and accessible. We are committed to increasing the representation of minority employees in senior leadership positions; we have concentrated our efforts on advancing and retaining current minority employees and recruiting and attracting more minority candidates for senior roles.

We are committed to creating a work culture where employees can bring their authentic selves to work every day. We want all employees to feel safe and supported, free from the threat of microaggressions or bias.

We plan to continue to develop and launch key D&I educational opportunities, including events and trainings on gender equality, equal opportunities for disability, equal opportunities for sexual orientation, workplace harassment awareness and health and well-being awareness. Additionally, we are promoting initiatives in our Japan office to install gender neutral bathrooms, eliminate the inclusion of age, gender, and photographs on resumes, and encourage employees in same-sex relationships to take advantage of the marriage, child, and other life stage bonuses we provide. Additionally, we will provide flexible remote working arrangements to accommodate employees’ family care needs. Our goal is to establish a working environment where employees can lead autonomously, allowing them to unleash their creativity and impact.

Compensation and Benefits

We provide compensation and benefits programs to help meet the needs of our employees and reward their efforts and contributions. We seek fairness in total compensation with reference to external comparisons, internal comparisons and the relationship between management and non-management compensation.

In addition to salaries, we provide competitive compensation programs commensurate with our peers and industry. Our compensation programs currently vary between our Japan and Taiwan offices to provide competitive compensation in line with local market practice. In both Japan and Taiwan, our compensation and benefit programs include our 2015 Global Share Plan, a stock option plan under which our employees can receive stock options to purchase a specified number of our ordinary shares at a predetermined discount price with a pre-determined vesting schedule over the course of employment. We plan to terminate our 2015 Global Share Plan prior to the effectiveness of the registration statement of which this prospectus forms a part, and will not grant any additional awards under our 2015 Global Share Plan. For details, see the discussion under the caption “Management Following the Merger — Share-based Compensation.” We also provide year-end, monthly, and project management performance bonuses, special payments for Taiwanese festivals, marriage, funeral, childbirth and hospitalization benefits, meal and travel allowances and education subsidies for our Taiwan employees. Our Japan office employees enjoy marriage, funeral, childbirth, and hospitalization benefits, special long-service bonus payments and paid leaves, as well as subsidies for private English lessons, qualifications related to our business, a free café in our office, and a remote work policy allowing unlimited work from home or from another location for up to two months. Such programs and our overall compensation packages seek to facilitate retention of key personnel.

Health, Safety and Wellness

The success of our business is fundamentally connected to the wellbeing of our people. Accordingly, we are committed to the health, safety and wellness of our employees. We provide our employees and their families with access to a variety of innovative, flexible and convenient health and wellness programs, including overwork prevention and ergonomics initiatives in our Taiwan office and access to medical consultation and talk therapy services in our Japanese offices. In response to the COVID-19 pandemic, we implemented countermeasures, such as remote work, which we determined were in the best interests of our employees, as well as the communities in which we operate, and which complied with applicable government regulations. We continue to evolve our programs to meet our employees’ health and wellness needs.

Insurance

We provide social security insurance, including occupational accident, medical, injury, disability and death benefits, unemployment insurance, national health insurance subsidies, retirement pensions and group accident insurance, in the case of Taiwan, and occupational accident, national health insurance, nursing care insurance, national pension, and employment insurance, plus a defined contribution pension plan, in the case of Japan, for our employees in compliance with applicable Taiwan and Japanese laws. We maintain fire insurance for our Taiwan office and fire, liability, director and officer, employee liability, personal information leakage, IT incident and overseas travel insurance policies for our Japanese office.

Intellectual Property

We depend on our brands to build and maintain name recognition and audience loyalty and regard our intellectual property as critical to our success. The value of our digital media brands depends on intellectual property and licenses to intellectual property that we own or hold, including but not limited to the trademarks Business Insider Japan, Gizmodo Japan, Lifehacker Japan, DIGIDAY JAPAN, The News Lens, iCook and Sports Vision and domain names associated with these marks. We retain the rights to an extensive content library that is monetized through multiple revenue streams. In addition to our brand, domain, and content assets, we own and license various advertising and data analytics technologies that power our business. We rely on, and expect to continue to rely on, a combination of work for hire, assignment, license and confidentiality agreements with our employees, consultants and third parties with whom we have relationships, as well as trademark, trade dress, domain name, copyright, trade secret and patent laws, to protect our brands, content, proprietary technologies, and other intellectual property rights.

As of June 30, 2024, we held 40 registered trademarks in Japan, 51 registered trademarks and two patents in Taiwan, and three registered trademarks in the other territories in which we operate. We continually review our development efforts to assess the existence and our ability to register new intellectual property, and whether to decommission certain of our intellectual property assets. We intend to continue to file additional applications with respect to our intellectual property assets.

Regulatory Matters

We are subject to many laws and regulations in Japan, Taiwan, the United States, Hong Kong, and throughout the world, including those related to privacy, data protection, content regulation, intellectual property, consumer protection, ecommerce, marketing, advertising, messaging, rights of publicity, libel and defamation, health and safety, employment and labor, product liability, accessibility, competition, and taxation. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended in a manner that could harm or require us to change our current or future business and operations. In addition, it is possible that certain governments may seek to block or limit use or distribution of our products and services or otherwise impose other restrictions that may affect access to or operation of any or all of our products and services for an extended period of time or indefinitely.

Data Privacy and Security Laws

We receive, process, store, use and share data, some of which contains personal information, including, but not limited to, full name, birth date, address, phone number, email address, age and GPS location as well as technical identifying data including, but not limited to, IP address, device, browser and operating system IDs, activity logs, usage and preference information, and user-generated content. We are therefore subject to various laws, policies, and regulations worldwide relating to the privacy and security of consumer, customer and employee personal information. These laws, including the Act on the Protection of Personal Information of Japan and the Taiwan Personal Data Protection Act, often require companies to implement specific information security controls to protect certain types of data (such as personal data, “special categories of personal data” or health data), and/or impose specific requirements relating to the collection or processing of such data.

According to the Act on the Protection of Personal Information of Japan, our Japanese subsidiaries are required to, among other restrictions and requirements, notify data subjects of the specified purpose of use for which their personal information is being processed and shall not use such data beyond the specified purpose of use or disclose it to any third party without the data subject’s consent, subject to various exceptions or additional restrictions in accordance with circumstances. In addition, our Japanese subsidiaries are required to give data subjects the opportunity to correct their personal information if the legal elements for such correction requests are satisfied, among various other legal rights granted to data subjects.

According to the Taiwan Personal Data Protection Act, our Taiwan subsidiaries are required to conduct due notification procedures and obtain customers’ consent to collect their personal data, and shall not use such personal data beyond the scope authorized by the customer or disclose it to third parties. In addition, the individuals making up our traffic, as data subjects, are entitled to request our Taiwan subsidiaries, as the holders of personal data, to delete or provide a copy of their personal data.

For more details, see the discussion under the caption “Risk Factors — Risks Related to TNL Mediagene’s Legal and Regulatory Environments — Failure to comply with laws and regulations with respect to privacy, data protection and consumer marketing practices, could adversely affect our business.”

Sustainability

We consider sustainability to be a cornerstone of our business. Some of the efforts we have undertaken to ensure our business are sustainable include encouraging energy conservation and public transportation in our offices, collaborating with suppliers and hosting providers with a commitment to carbon reduction and green energy certifications, using environmentally-friendly office supplies, and undertaking awareness-raising workshops and events surrounding sustainability and decarbonization, including the BEYOND Sustainability Award, an award that recognizes companies that promote sustainable management and GREEN SHIFT, which provides information and community building for innovators working on new businesses. We are also exploring future initiatives based on carbon reduction guidance and certifications.

Facilities

Our Japan executive office is located in Tokyo, Japan where we occupy facilities totaling approximately 1,200 square meters under leases. In addition, we have a sizable operation in Taiwan through our Taiwan executive office in Taipei, Taiwan where we occupy a facility totaling 1,610 square meters under leases. We use these facilities for administration, finance, legal, human resources, information technology, sales and marketing, engineering, technology, production and development.

We intend to procure additional space as we add employees and expand geographically. We believe that our facilities are adequate to meet our needs for the immediate future and that suitable additional space will be available to accommodate any expansion of our operations if needed in the future.

Seasonality

Our business is subject to some seasonal influences. Historically, our revenue is typically highest in the fourth quarter of the year due to increased advertisement spending and revenue by multinational advertisers and e-commerce clients benefiting from holiday spending at the end of the calendar year. For more details on seasonality of our business, see the discussion under the caption “TNL Mediagene’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Factors Affecting Our Results of Operations — Seasonality.”

Legal Proceedings

We are currently not involved in any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

BLUE OCEAN’S BUSINESS

In this section, “Blue Ocean,” “the Company,” “we,” “us” and “our” refer to Blue Ocean Acquisition Corp.

Overview

Blue Ocean Acquisition Corp is a blank check company incorporated on March 26, 2021 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities, which we refer to as our initial business combination. Blue Ocean has neither engaged in any operations nor generated any revenue to date. Based on Blue Ocean’s business activities, Blue Ocean is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash. Prior to executing the Merger Agreement, Blue Ocean’s efforts were limited to organizational activities, completion of its initial public offering and the evaluation of possible business combinations.

Blue Ocean is not presently engaged in and Blue Ocean will not engage in, any substantive commercial business until it completes the Merger with TNL Mediagene or another target business.

Initial Public Offering and Simultaneous Private Placement

On December 7, 2021, we consummated the Blue Ocean IPO of 16,500,000 Blue Ocean Units, each Blue Ocean Unit consisting of one Blue Ocean Class A Share, and one-half of one redeemable Public Warrant, each whole Public Warrant entitling the holder thereof to purchase one Blue Ocean Class A Share for $11.50 per share (subject to adjustment). The Blue Ocean Units were sold at a price of $10.00 per Blue Ocean Unit, and the Blue Ocean IPO generated gross proceeds of $165,000,000. Substantially concurrent with the closing of the Blue Ocean IPO, we consummated a private placement (the “Private Placement”) with our Sponsor and Apollo, of an aggregate of 8,235,000 Blue Ocean Private Placement Warrants at a price of $1.00 per Blue Ocean Private Placement Warrant, generating gross proceeds to the Company of $8,235,000. On December 7, 2021, a total of $168,300,000 of the net proceeds from the Blue Ocean IPO and the Private Placement were deposited in the Trust Account.

On December 7, 2021, the Underwriter exercised in full the option granted to them by us to purchase up to 2,475,000 additional Units (the “Over-Allotment Option Units”) solely to cover over-allotments, which option was granted to them under the underwriting agreement for the Blue Ocean IPO. The sale of these 2,475,000 Over-Allotment Option Units closed on December 9, 2021, generating gross proceeds of $24,750,000. Substantially concurrent with the closing of the over-allotment option, we consummated a private placement (the “Additional Private Placement” and, together with the Private Placement, the “Private Placements”) with our Sponsor of an additional 990,000 Blue Ocean Private Placement Warrants at a price of $1.00 per Blue Ocean Private Placement Warrant, generating gross proceeds of $990,000. On December 9, 2021, a total of $25,245,000 of the proceeds from the closing of the Over-Allotment Option Units and the Additional Private Placement were deposited into the Trust Account, resulting in a total deposit of $193,545,000 in the Trust Account since the Trust Account was established.

Transaction costs amounted to $12,517,335, consisting of $3,795,000 in cash of underwriting fees, $6,641,250 of deferred underwriting fees (which will be payable upon consummation of the Merger), $1,248,100 of offering costs related to the fair value of the Founder Shares sold to Apollo, and $832,985 of other offering costs.

On January 21, 2022 we announced that, commencing January 24, 2022, holders of the 18,975,000 Units sold in the Blue Ocean IPO may elect to separately trade Class A Shares and the Blue Ocean Warrants included in the Units. Those Units not separated continued to trade on the Nasdaq Global Market under the symbol “BOCNU” and Class A Shares and warrants that were separated trade under the symbols “BOCN” and “BOCNW,” respectively.

We may withdraw from the Trust Account interest earned on the funds held therein to pay our tax obligations (less up to $100,000 interest to pay dissolution expenses). The proceeds deposited in the Trust Account will not be released from the Trust Account until the earliest of (i) the completion of our initial business combination, (ii) the redemption of our Public Shares if we do not complete our initial business combination by December 7, 2024 (or such later date as may be approved by Blue Ocean Public Shareholders), or (iii) the redemption of our Public Shares properly submitted in connection with a shareholder vote to amend our Blue Ocean Articles (a) to modify the substance or timing of our obligation to provide holders of Blue Ocean Class A Shares the right to have their shares redeemed or to redeem 100% of our Public Shares if we do not complete our initial business combination by December 7, 2024 if the period of time to consummate a business combination is extended, or (b) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity. The proceeds held in the Trust Account may only be invested only in U.S. government securities with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, which invest only in direct U.S. government treasury obligations.

Fair Market Value of Target Business

The target business or businesses that Blue Ocean acquires must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding the amount of deferred underwriting commissions held in trust and taxes payable on the income earned on the Trust Account) at the time of the execution of a definitive agreement for its initial business combination. Blue Ocean’s board of directors considered the Opinion delivered by Newbridge to the effect that, as of the date of the Opinion, and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in the Opinion, the proposed business combination with TNL Mediagene is fair to Blue Ocean from a financial point of view and that TNL Mediagene has a fair market value equal to at least eighty percent (80%) of the balance of funds in Blue Ocean’s Trust Account (excluding deferred underwriting commissions and taxes payable).

Shareholder Approval of Merger

Pursuant to the Blue Ocean Articles, Blue Ocean may provide Blue Ocean Public Shareholders with an opportunity to have their Public Shares redeemed for cash upon consummation of its initial business combination, either in conjunction with a shareholder vote or via a tender offer. Due to the structure of the Transactions, Blue Ocean is providing this opportunity in conjunction with a shareholder vote. Accordingly, in connection with the Merger, the Blue Ocean Public Shareholders may seek to have their Public Shares redeemed for cash in accordance with the procedures set forth in this proxy statement/prospectus. See “Extraordinary General Meeting of Blue Ocean Shareholders — Redemptions Rights.”

Voting in Connection with the Shareholder Meeting

In connection with any vote for a proposed business combination, including the vote with respect to the Business Combination Proposal, the Sponsor has agreed to vote its Blue Ocean shares in favor of such proposed Merger.

At any time prior to the extraordinary general meeting, during a period when they are not then aware of any material nonpublic information regarding Blue Ocean or its securities, Blue Ocean, the Sponsor, Blue Ocean’s officers and directors and TNL Mediagene’s officers and directors and/or their respective affiliates may purchase Blue Ocean Ordinary Shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Blue Ocean Ordinary Shares or vote their Blue Ocean Ordinary Shares in favor of the Business Combination Proposal. The purpose of such transactions would be to increase the likelihood of satisfaction of the requirements to consummate the Merger where it appears that such requirements would otherwise not be met.

Entering into any such arrangements may have a depressive effect on the Blue Ocean Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase Blue Ocean Ordinary Shares at a price lower than market and may therefore be more likely to sell the Blue Ocean Ordinary Shares he owns, either prior to or immediately after the extraordinary general meeting.

If such transactions are effected, the consequence could be to cause the Merger to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the Business Combination Proposal and other proposals and would likely increase the chances that such proposals would be approved. Moreover, any such purchases may make it more likely that the conditions to the closing of the Merger are met. No agreements dealing with the above arrangements or purchases have been entered into as of the date of this proxy statement/prospectus by the Sponsor, Blue Ocean officers and directors, TNL Mediagene, TNL Mediagene shareholders or any of their respective affiliates. Blue Ocean will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or the satisfaction of any closing conditions. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Redemption of Public Shares and Liquidation If No Initial Merger

Our Blue Ocean Articles currently provide that we will have only until December 7, 2024 to complete our initial business combination. If we do not complete our initial business combination within the completion window, we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and net of taxes paid or payable), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Blue Ocean Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case, to our obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law. There will be no redemption rights or liquidating distribution with respect to our warrants, which will expire worthless if we fail to complete our initial business combination before December 7, 2024.

Blue Ocean initially had until June 7, 2023 to consummate an initial business combination (or until September 7, 2023 if the period of time to consummate a business combination was extended). On August 29, 2023, shareholders of Blue Ocean held the Extension Meeting in lieu of the 2023 annual general meeting of the shareholders of Blue Ocean. At the Extension Meeting, Blue Ocean Public Shareholders approved the proposal to amend the Blue Ocean Articles to give Blue Ocean the right to extend the date by which it has to consummate a business combination from September 7, 2023 to June 7, 2024, by depositing into the Trust Account $60,000 for each of the nine subsequent one-month extensions. In connection therewith the shareholders of record were provided the opportunity to exercise their redemption rights (the “Blue Ocean Extension”). Holders of 12,817,785 Blue Ocean Class A Shares exercised their right to redeem at a per share redemption price of approximately $10.67. On September 5, 2023, a total of $136,786,445 in redemption payments were made in connection with this redemption. Following the redemption, Blue Ocean had a total of 6,157,215 Blue Ocean Class A Shares outstanding. On May 29, 2024, shareholders of Blue Ocean held the Second Extension Meeting in lieu of the 2024 annual general meeting of the shareholders of Blue Ocean. At the Second Extension Meeting, Blue Ocean Public Shareholders approved the proposal to amend the Blue Ocean Articles to give Blue Ocean the right to extend the date by which it has to consummate a business combination from June 7, 2024 to December 7, 2024, by depositing into the Trust Account $30,000 for each of the six subsequent one-month extensions. Holders of 4,315,265 Blue Ocean Class A Shares exercised their right to redeem at a per share redemption price of approximately $11.20. On June 3, 2024, a total of $48,321,746.73 in redemption payments was made in connection with this redemption. Following the redemption and the Conversion, Blue Ocean had a total of 6,585,699 Blue Ocean Class A Shares outstanding, of which 1,841,950 shares were Public Shares.

Our initial shareholders, officers and directors and Sponsor do not have the right to liquidate distributions from the Trust Account with respect to any Founder Shares they hold if we fail to consummate an initial business combination within the completion window (although they will be entitled to liquidate distributions from the Trust Account with respect to any Public Shares they hold if we fail to complete our initial business combination within the completion window).

Our Sponsor, its affiliates or designees have agreed, pursuant to a written agreement with us, that they will not propose any amendment to the Blue Ocean Articles that would modify the substance or timing of our obligation to provide holders of Blue Ocean Class A Shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination within the completion window, unless we provide Blue Ocean Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our income taxes, if any, divided by the number of the then-outstanding Public Shares. This redemption right shall apply in the event of the approval of any such amendment, whether proposed by our Sponsor, any officer, director, or any other person.

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts available for borrowing under the 2024 Sponsor Promissory Note and the TNL Mediagene Working Capital Note, plus up to $100,000 of funds from the Trust Account available to us to pay dissolution expenses, although we cannot assure you that there will be sufficient funds for such purpose.

If we were to expend all of the net proceeds of the Blue Ocean IPO and the sale of the Blue Ocean Private Placement Warrants, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by Blue Ocean Public Shareholders upon our dissolution would be $10.20. The proceeds deposited in the Trust Account could, however, become subject to the claims of our creditors which would have higher priority than the claims of Blue Ocean Public Shareholders. We cannot assure you that the actual per-share redemption amount received by shareholders will not be less than $10.20. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.

Although we will seek to have all vendors, service providers (except our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our Blue Ocean Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will consider whether competitive alternatives are reasonably available to the Company, and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of the Company under the circumstances. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. The underwriters are not expected to execute agreements with us waiving such claims to the monies held in the Trust Account. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason.

In order to protect the amounts held in the Trust Account, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below the lesser of (i) $10.20 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.20 per Public Share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay our tax obligations, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to seek access to the Trust Account, nor will it apply to any claims under our indemnity of the underwriter of the Blue Ocean IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, our Sponsor will not be responsible to the extent of any liability for such third-party claims. However, we have not asked our Sponsor to reserve for such indemnification obligations, nor have we independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that our Sponsor’s only assets are securities of our company. Our Sponsor may not be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for our initial business combination and redemptions could be reduced to less than $10.20 per Public Share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.20 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.20 per Public Share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay our tax obligations, and our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.20 per Public Share.

We will seek to reduce the possibility that our Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (excluding our independent registered public accounting firm), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. Our Sponsor will also not be liable as to any claims under our indemnity of the underwriter of the Blue Ocean IPO against certain liabilities, including liabilities under the Securities Act. In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our Trust Account could be liable for claims made by creditors; however such liability will not be greater than the amount of funds from our Trust Account received by any such shareholder.

If we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the Trust Account, we cannot assure you we will be able to return $10.20 per Public Share to our Blue Ocean Public Shareholders. Additionally, if we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by our shareholders. Furthermore, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and the Company to claims of punitive damages, by paying Blue Ocean Public Shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Blue Ocean Public Shareholders will be entitled to receive funds from the Trust Account only (i) in the event of the redemption of our Public Shares if we do not consummate an initial business combination within the completion window, (ii) in connection with a shareholder vote to amend the Blue Ocean Articles that would affect the substance or timing of our obligation to provide holders of our Blue Ocean Class A Shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination within the completion window or any amendment is made with respect to any other provision of the Blue Ocean Articles relating to the rights of holders of our Class A Shares, and (iii) if they redeem their respective shares for cash upon the completion of the initial business combination. Blue Ocean Public Shareholders who redeem their Blue Ocean Class A Shares in connection with a shareholder vote described in clause (ii) in the preceding sentence shall not be entitled to funds from the Trust Account upon the subsequent completion of an initial business combination or liquidation if we have not consummated an initial business combination within the completion window, with respect to such Blue Ocean Class A Shares so redeemed. In no other circumstances will a shareholder have any right or interest of any kind to or in the Trust Account. In the event we seek shareholder approval in connection with our initial business combination, a shareholder’s voting in connection with the business combination alone will not result in a shareholder redeeming its shares to us for an applicable pro rata share of the Trust Account. Such shareholder must have also exercised its redemption rights described above. These provisions of the Blue Ocean Articles, like all provisions of the Blue Ocean Articles, may be amended with a shareholder vote.

Facilities

We currently maintain our executive offices at 2 Wisconsin Circle, 7th Floor, Chevy Chase, MD 20815.

Employees

We currently have four executive officers. These individuals are not obligated to devote any specific number of hours to our affairs but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the business combination process we are in. We do not intend to have any full-time employees prior to the completion of the Merger.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our founding team in their capacity as such.

Directors and Executive Officers

As of the date of this proxy statement/prospectus, Blue Ocean’s directors and officers are as follows:

Marcus Brauchli

Mr. Brauchli is Blue Ocean’s Chairman. He has been co-founder and managing partner of North Base Media Ltd. since January 2014. He previously was vice president of Graham Holdings Company (NYSE: GHCO) and its predecessor, The Washington Post Co., from July 2008 until December 2013, where he developed digital opportunities for a group that included The Washington Post, the Post-Newsweek television stations, the Cable One group and Slate, a digital site. From September 2008 to December 2012, he was the executive editor of The Washington Post (the “Post”) and oversaw the Post’s budget and a newsroom of more than 700 journalists. He drove significant changes in the Post’s digital operation, which quadrupled its audience. Mr. Brauchli came to the Post from a 24-year career at Dow Jones & Co., where he was a vice president and the top editor of The Wall Street Journal at the time the company was acquired by News Corp. in a $5.6 billion transaction. He ran WSJ’s budget and oversaw a global staff, with operations in Asia, Europe and the U.S., as well as the MarketWatch, a digital site. He also was responsible for approving changes in the Dow Jones Industrial Average. Early in his career, Mr. Brauchli lived 15 years in Asia and Europe as a Journal correspondent and editor. Since January 2018, he has served as a member of the supervisory board of Gremi Media, the publicly listed media group that publishes Poland’s leading business newspaper, Rzeczpospolita, and other publications and digital platforms. Since 2014, he has served as a director of The News Lens, Taiwan’s leading independent digital-media group, and is advisor to Datami Inc., a U.S. telecommunications technology company. He has been a consultant to Univision Communications Inc., the HT Media Group in India, and the Economic Journal of Hong Kong, and is an Innovation Fellow at the Lang Center for Entrepreneurship at Columbia Business School. He has lived in Shanghai, Hong Kong, Tokyo, Stockholm and now resides in Bethesda, Maryland. We believe Mr. Brauchli’s extensive experience leading media and global businesses, investing in digital and technology growth companies, and his substantial management experience brings important and valuable skills to our board of directors.

Richard Leggett

Mr. Leggett is Blue Ocean’s Chief Executive Officer. Mr. Leggett is an accomplished global chief executive in the information services, financial services and professional services industries with over 33 years of experience and an entrepreneurial track record in all aspects of growing and operating global businesses. From 2005 to 2022, Mr. Leggett served as CEO of three PE-backed technology-enabled information services businesses guiding two of them through successful exits to strategic buyers. From January 2012 through September 2022, Mr. Leggett served as the CEO of FrontierView, a global market intelligence company which he built and in November 2021 sold to FiscalNote (NYSE: NOTE) prior to FiscalNote’s IPO in August 2022. From October 2008 through August 2011, he served as CEO of Business Intelligence Advisors (“BIA”), an independent equity research firm that he guided through the financial crisis while also launching an AI-based proprietary data platform. Prior to BIA, Mr. Leggett served from February 2005 through October 2008 as CEO at CFRA, a leading independent equity research company, that under Mr. Leggett’s leadership grew substantially and was sold to RiskMetrics (now MSCI) in 2007 prior to its IPO. Mr. Leggett subsequently ran Institutional Shareholder Services, a major division of RiskMetrics.

Prior to his CEO roles, Mr. Leggett spent over 16 years in the Financial Services industry, where he was a Managing Director at Goldman Sachs in New York and London, in both the Technology equity research and investment banking divisions from June 2000 through January 2005. Prior to Goldman Sachs, Mr. Leggett led the Technology Research practice at Friedman, Billings & Ramsey from October 1996 to June 2000. He started his career in the Financial Services practice at Accenture in Washington, D.C. from January 1991 to October 1996. Mr. Leggett is a co-founder and Executive Committee Member of K Street Capital, a prominent Washington, D.C. angel investment group that he helped start in 2012. Since 2011, he has served on the Board of Directors of AlphaSense, a privately held AI-powered market intelligence and search platform backed by a number of leading investors, including Goldman Sachs and Viking Global Advisors. Mr. Leggett graduated from Georgetown University in 1990 with a B.A. in Business Administration. He serves on the Advisory Council for the Master’s in Management program at the Robert H. Smith School of Business at the University of Maryland, where he regularly guest lectures. We believe Mr. Leggett’s experience in leading companies and in managing transactions brings valuable skills to Blue Ocean.

Matt Lasov

Mr. Lasov is Blue Ocean’s Chief Financial Officer. Mr. Lasov is an accomplished finance and strategy executive in the professional services and technology industries, with a strong track record of growing and operating businesses globally. From October 2021 through July 2022, Mr. Lasov served as the Chief Strategy Officer at ConsumerDirect, a financial technology company in the money, credit, and privacy spaces. Prior to ConsumerDirect, from February 2019 to October 2021, Mr. Lasov was a Director at Slalom, a global consulting firm, founding and leading the Strategy Practice in Southern California. From June 2016 through January 2019, Mr. Lasov was Vice President of Finance and Operations at ExecOnline, a privately held education technology company focused on leadership development. Prior to ExecOnline, From January 2010 through May 2016, Mr. Lasov served in leadership positions including Head of Advisory, and Head of EMEA at FrontierView, now FiscalNote (NYSE: NOTE), a global market intelligence company. Mr. Lasov graduated from McGill University in 2006 with a B.A. in Political Science.

Sean Glodek

Mr. Glodek is Blue Ocean’s Vice President focused on business development. Mr. Glodek is a director of the company, as well as a member of Blue Ocean’s leadership team in identifying possible business combinations for Blue Ocean. Since July 2019, he has served as a Vice Chairman of CT Bright Holdings, a wholly owned investment subsidiary of C.P. Group, where he coordinates investment activities and strategic partnerships for the Chairman’s office across C.P. Group companies. He has also served as a Senior Advisor to C.P. Group Chairman Soopakij Chearavanont since July 2018. From June 2017 to June 2018, he was managing partner of R3 Capital Partners. From September 2011 to May 2017, Mr. Glodek was a Deputy CEO of the Russian Direct Investment Fund (RDIF) and a Director of the Russia China Investment Fund (RCIF), where he coordinated investment activity and a number of key strategic partnerships with Sovereign Wealth Funds and Pension Funds across the world to invest in Russia and selectively in China. The parent of the Russian Direct Investment Fund, Vnesheconombank, and RDIF (as its subsidiary) were subject to sanctions imposed in 2014 and 2015 by the United States Treasury prohibiting U.S. persons from transacting in, providing financing for, or otherwise dealing in new debt of longer than certain maturities or new equity. RDIF is a sovereign wealth fund. Prior to RDIF, Mr. Glodek was based in Warsaw, Poland where he led a regional office of Darby Private Equity. Earlier in his career, Mr. Glodek worked as an investment banker at Lehman Brothers, Deutsche Bank, and Barclays Capital. Mr. Glodek started his career as a mergers & acquisitions analyst at Goldman Sachs. He received a B.A. in Economics with Honors from Stanford University and an M.B.A. from The Wharton School at the University of Pennsylvania. We believe Mr. Glodek’s extensive experience in investing brings important and valuable skills to our board.

Norman Pearlstine

Mr. Pearlstine is an independent director of the company. He was Executive Editor of the Los Angeles Times from June 2018 through December 2020. Before that, Mr. Pearlstine was Time Inc.’s editor-in-chief from 1994 to 2005 and its Chief Content Officer from 2013 to July 2016 and its vice-chairman from July 2016 to July 2017. He served as the Carlyle Group’s senior advisor for telecommunications and media from June 2006 to June 2008, as Bloomberg L.P.’s Chief Content Officer from 2008 to 2013, and as Forbes executive editor from June 1978 to June 1980. He was The Wall Street Journal’s managing and executive editor from September 1983 to June 1992, having begun his media career as a Journal staff reporter before becoming its North Asia bureau chief and a founding editor of its Asian and European editions. He serves on the boards of the Reporters Committee for Freedom of the Press, the Alliance for Trust in Media, the Center for Communication, Leadership and Policy at USC Annenberg, and the Shorenstein Center on Media, Politics, and Public Policy at Harvard University. He is a member of the American Academy of Arts & Sciences, and the Council on Foreign Relations. He previously served as President of the American Academy in Berlin. He is an advisor to North Base Media and lives in New York. We believe Mr. Pearlstine’s extensive experience leading global media organizations as well as his substantial leadership and management experience and extensive network of business leaders brings important and valuable skills to our board of directors.

Joel Motley

Mr. Motley is an independent director of the company. Mr. Motley has served since June 2019 as an independent director of Invesco Mutual Funds. He is an independent director of the Office of Finance of the Federal Home Loan Bank System, a role he began in September 2016. Mr. Motley is Chairman emeritus of Human Rights Watch, serving as chair from April 2012 to October 2016. He has served on the boards of The Pulitzer Center for Crisis Reporting since December 2010 and The Greenwall Foundation since May 2013, and he has been a member of the Council on Foreign Relations since March 1989. He began his career in investment banking at Lazard Freres & Co. in May 1985, and went on to co-found Carmona Motley Inc., a private financial advisor in April 1992. Prior to banking, Mr. Motley was an aide to Sen. Daniel Patrick Moynihan from January 1983 until May 1985. He began work as a corporate lawyer for Simpson Thacher & Bartlett LLP in September 1978 after receiving his J.D. from Harvard Law School. We believe Mr. Motley’s extensive experience in banking and service on boards of directors brings important and valuable skills to our board of directors.

Matt Goldberg

Mr. Goldberg serves as an independent director of the company. Mr. Goldberg’s career in media included extensive stints in corporate development, mergers and acquisitions, and strategy. Mr. Goldberg was appointed as the Chief Executive Officer of Tripadvisor in July 2022. He ran global operations for the advertising-technology company, The Trade Desk, from July 2020 to March 2021 and the company’s business development from February 2020 to July 2020, and since April 2021, he has been the founding director of Dataphilanthropy, which applies data science to understand key moments where innovative interventions might remove obstacles to equal opportunity. From December 2016 to December 2019, he served as the Global Head of M&A for News Corp., joining from Liberty Interactive, where he was senior vice president and head of corporate development from October 2013 to November 2016. In that role, he led the $2.4 billion Zulily acquisition and was instrumental in the $2.1 billion acquisition of HSN. Before that, from February 2009 to September 2013, he was CEO of Lonely Planet, the Australian publisher. We believe Mr. Goldberg’s extensive experience in identifying, negotiating and closing significant transactions brings important and valuable skills to our board of directors.

Priscilla Han

Ms. Han is an independent director of the company. Since March 2019, Ms. Han has served as the Chief Investment Officer of Reapra Pte. Ltd., a Singapore-based investment company with a portfolio that includes companies in a wide range of industries, including education, digital media, real estate, hospitality, healthcare and agriculture across Asia. Before joining Reapra, she worked from April 2014 to July 2017 as an investment manager covering China and Southeast Asia for New Zealand Trade and Enterprise, which focuses on driving Foreign Direct Investment into New Zealand. From May 2014 to July 2017, Ms. Han was an Investment Committee Member for North Base Media and led financial analysis for the portfolio; a corporate finance manager for Deloitte & Touche from January 2013 to April 2014; and an associate in M&A and investment for Singapore-based investment companies. We believe Ms. Han’s extensive experience in finance, as well as analyzing and advising growth companies in Asia brings important and valuable skills to our board of directors.

TNL MEDIAGENE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this section, “we,” “us” and “our” refer to TNL Mediagene and its consolidated subsidiaries. The following discussion and analysis provides information that TNL Mediagene’s management believes is relevant to an assessment and understanding of TNL Mediagene’s results of operations and financial condition. This discussion and analysis should be read together with “Summary Consolidated Financial Information of TNL Mediagene” and the audited historical consolidated financial statements and related notes that are included elsewhere in this proxy statement/prospectus. This discussion and analysis should also be read together with the pro forma combined financial information in “Unaudited Pro Forma Condensed Combined Financial Information.” In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. For more information about forward-looking statements, see “Cautionary Statement Regarding Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or elsewhere in this proxy statement/prospectus.

TNL Mediagene’s consolidated financial statements have been prepared in accordance with IFRS. All amounts are in U.S. Dollars except as otherwise indicated. For more information about the basis of presentation of TNL Mediagene’s consolidated financial statements, see “— Basis of Presentation” and Note 4b to TNL Mediagene’s audited historical consolidated financial statements included elsewhere in this proxy statement/prospectus.

Certain figures, including interest rates and other percentages included in this section, have been rounded for ease of presentation. Percentage figures included in this section have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this section may vary slightly from those obtained by performing the same calculations using the figures in TNL Mediagene’s consolidated financial statements or in the associated text. Certain other amounts that appear in this section may similarly not sum due to rounding.

Overview

We are Asia’s next-generation media company built around a portfolio of diverse and trusted digital media brands and a suite of AI-powered advertising and data analytics solutions. With data at our core, we operate media, technology and digital studio businesses primarily in Japan and Taiwan, with a vision to expand into other key East and Southeast Asian markets outside of mainland China. Through our trusted digital media brands, AI-powered advertising and data analytics technology and digital studio solutions, we aim to provide multinational clients with unmatched opportunities to contextually reach and engage with Millennial and Gen Z audiences across the East and Southeast Asian region, one of the largest and most attractive audience segments in the world.

We were formed in May 2023 by the merger of The News Lens Co., Ltd. (“TNL”) and Mediagene Inc. (“Mediagene”). TNL and Mediagene started out as independent digital media companies in Taiwan in 2013 and in Japan in 1998, respectively, and continue to grow both organically and inorganically. Mediagene publishes well-known and trusted media brands, such as ROOMIE and MASHING UP, as well as Japanese editions of global media brands, including Gizmodo Japan, Lifehacker Japan and Business Insider Japan, and also provides integrated digital studio, agency and marketing solutions. TNL owns several popular digital media brands in Taiwan, including The News Lens, iCook, and Sports Vision, and also operates AI-powered data analytics and advertising technology and market research assets.

As Asia’s next-generation media company built around a portfolio of diverse and trusted digital media brands and a suite of AI-powered advertising and data analytics solutions, we have built on the respective strengths of our predecessors and have created synergies between the unique capabilities of both companies. Each has brought unique capabilities to the combined company — TNL’s data analytics, advertising technologies and direct-to-client advertising sales platform and Mediagene’s portfolio of iconic media brands in the larger Japanese market, innovative content marketing, integrated marketing, live events, and retail media capabilities — while maintaining our shared core values and focus on high-quality independent digital media publishing. Our combined innovative publishing and creative teams have a long track record of creating and licensing new and sustainable brands. With our strong foundation in digital media, we have prioritized collecting more and better data, developing more data-focused services and products, delivering performance advertising that gives our clients higher return on advertising spending, and achieving audience growth by strengthening our audience share in our existing content categories, expanding into new content categories and growing into new geographic markets.

We categorize our revenue into the following three reportable sources:

Media and Branded Content.    As an independent digital media publisher, we are committed to being a “trusted voice in Asia for a better future” for Millennial and Gen Z audiences in Japan, Taiwan and throughout the East and, ultimately, Southeast Asia region, and to inspire and enliven what the most online and connected generations watch, read, hear and buy, now and in the future. For the six months ended June 30, 2024, our 22 digital media brands across five content categories — news and business, B2B media, technology, lifestyle and food, and sports and entertainment — have reached over 40 million monthly unique users (“MUUs”), in three languages, Japanese, Chinese and English, with over 175 million monthly digital footprints across websites, social-media platforms and mobile apps. For more details of our operating metrics, see “— Key Operating Metrics.”

Technology.    Our data analytics and AI-powered technology gives us deep insight into the content consumption and engagement behaviors of our users and enables us to optimize audience monetization by creating and delivering captivating and high-quality content and deep two-way connections with our audience, particularly among members of the Millennial and Gen Z generations. Our 22 trusted digital media brands cover diverse categories, offering high engagement with the growing and affluent digital-native generations primarily in Japan and Taiwan, and deliver unmatched advertisement performance in the digital advertising and growing retail media spaces. We have represented over 850 regional and global advertising clients across diverse industries, including multinational companies and government agencies.

Digital Studio.    Our integrated digital studios, agencies and market research teams provide a comprehensive suite of strategic, creative design, research and communication services that help our clients reach and engage their target audiences and build communities for their brands. Ranging from campaign planning, communication strategy, marketing content creation, and event planning to digital studio services with social media strategy, influencer recruiting, and UX/UI design, our integrated digital studio, agency and market research solutions help our clients formulate and deliver key messages to their target audiences both online and offline and enables us to build long-term relationships with our B2C and B2B clients through multi-year projects.

Our total revenue increased from $20.0 million in 2022 to $35.8 million in 2023, representing 79.1% year-on-year growth, and from $9.0 million in the six-month period ended June 30, 2023 to $20.6 million in the six-month period ended June 30, 2024. From June 2023 onwards, our total revenue includes revenue earned by Mediagene which merged with TNL on May 25, 2023. For more details, see “— Results of Operations.” On a pro forma basis, accounting for a full year of Mediagene’s results, the combined company would have earned $45.2 million in revenue in 2023, including $18.4 million in the first half of 2023. For more details, see Note 31 to TNL Mediagene’s audited consolidated financial statements as of and for the years ended December 31, 2022 and 2023 and Note 31 to TNL Mediagene’s unaudited condensed consolidated financial statements as of June 30, 2024 and for the six months ended June 30, 2023 and 2024.

To date, TNL Mediagene has incurred recurring losses from operations, negative working capital, and net operating cash outflow, including net losses of $12.1 million in the year ended December 31, 2022, $1.2 million in the year ended December 31, 2023 and $5.9 million in the six-month period ended June 30, 2024. TNL Mediagene’s unaudited interim condensed consolidated financial statements for the six months ended June 30, 2023 and 2024, and audited consolidated financial statements for the fiscal years ended December 31, 2022 and 2023, include disclosure regarding substantial doubt about TNL Mediagene’s ability to realize its assets and discharge its liabilities in the normal course of business and to continue as a going concern. See “Risk Factors — Risks Related to TNL Mediagene’s Operations and History — TNL Mediagene’s ability to continue as a going concern depends in part on improving its operating and financing conditions”.

For more details on our business, see “TNL Mediagene’s Business.”

Merger and Public Company Costs

On June 6, 2023, TNL Mediagene and TNLMG (the “Merger Sub”, formerly named TNL Mediagene, renamed as TNLMG on June 20, 2023), a wholly owned subsidiary of TNL Mediagene, entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”) with Blue Ocean Acquisition Corp (“Blue Ocean”). Pursuant to the Merger Agreement, Merger Sub will merge with and into Blue Ocean (the “Merger”), with Blue Ocean surviving the Merger as a wholly owned subsidiary of TNL Mediagene. As a result of the Merger, and upon consummation of the Merger and the other transactions contemplated by the Merger

Agreement (the “Transactions” and together with the transactions contemplated by the agreements, instruments and documents contemplated by the Merger Agreement, the “Proposed Transactions”), the shareholders of Blue Ocean will become shareholders of TNL Mediagene.

The Merger is anticipated to be accounted for as a capital transaction of TNL Mediagene equivalent to the issuance of shares by TNL Mediagene in exchange for the net monetary assets of Blue Ocean. The Merger does not constitute a business combination as defined in IFRS 3, Business Combinations (“IFRS 3”), as Blue Ocean is a non-operating entity and does not meet the definition of a business under IFRS 3.

The Merger will be accounted for within the scope of IFRS 2, Share-based Payments. As a result, any excess of fair value of TNL Mediagene Ordinary Shares issued over the fair value of Blue Ocean’s identifiable net assets acquired represents compensation for the service in respect of a stock exchange listing for TNL Mediagene’s securities and is expensed upon consummation of the Proposed Transactions.

With respect to TNL Mediagene Warrants to be issued in connection with the Merger, they will be accounted for as liabilities in accordance with IAS 32 following the consummation of the Merger and, accordingly, will be subject to ongoing mark-to-market adjustments through the statement of operations.

Apart from the above-mentioned changes, the most significant change in our future reported financial position and results is expected to be changes in cash (as compared to TNL Mediagene’s unaudited consolidated statement of financial position as of June 30, 2024) ranging from an increase of $4.0 million to an increase of $5.4 million under the illustrative no redemption scenarios and a decrease of $3.2 million under the illustrative maximum redemption scenarios. For more details, see “Unaudited Pro Forma Condensed Combined Financial Information.” Such expected change to TNL Mediagene’s cash balance, in each case, is less non-recurring transaction fees and expenses of TNL Mediagene and Blue Ocean incurred and outstanding as a result of the Proposed Transactions, which are currently estimated at approximately $19.7 million, including the deferred underwriting commission of approximately $6.6 million in connection with the Blue Ocean IPO.

Upon consummation of the Merger, any excess of fair value of TNL Mediagene Ordinary Shares issued over the fair value of Blue Ocean’s identifiable net assets acquired and the estimated share-based contingent payments of the Earn-Out Shares represents compensation for the service in respect of a stock exchange listing for TNL Mediagene’s securities, which will be expensed upon consummation of the Proposed Transactions, and is expected to range approximately from $49.1 million to $50.5 million under the illustrative no redemption scenarios and from $43.9 million to $45.3 million under the illustrative maximum redemption scenarios. For more details, see “Unaudited Pro Forma Condensed Combined Financial Information.”

Following the Proposed Transactions, we expect to be publicly listed on the Nasdaq Stock Market, which will require us to hire additional personnel and implement additional procedures and processes to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses as a public company. See “— Components of Results of Operations — Sales, General and Administrative Expenses”.

Key Operating Metrics

We review a number of metrics, including the key operating metrics discussed below, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions.

Monthly Unique Users:    We define a monthly unique user, or MUU, as a user who can be identified with a unique identifier and has visited a website owned by TNL Mediagene at least once within a calendar month. We track MUUs across all 22 of our digital media brands. We track MUUs monthly to understand how our audience may be changing. MUU data can change month-to-month, for example when current events drive users to our news websites or when seasonal promotions drive users to our technology and e-commerce sites. As such, we monitor and report MUUs as a rolling three-month average, measuring the average number of users across each of the three most recent months for which data is available. For the six months ended June 30, 2024, we had approximately 40 million average MUUs.

Monthly Digital Footprint:    We define our monthly digital footprint as the total number of page and video views across our 22 digital media brands and associated social media platforms, including, among others, YouTube, Tik Tok and Facebook, within a calendar month. We track digital footprint monthly to understand how overall engagement with our brands may be changing. Similar to MUU data, digital footprint data changes month-to-month. Accordingly, we monitor and report monthly digital footprint as a rolling three-month average, measuring the average number of users across each of the three most recent months for which data is available. For the six months ended June 30, 2024, we had an average monthly digital footprint of approximately 175 million views.

First- and Zero-Party Data:    We collect “first-party” data, or actionable information created from behavioral data collected through our paid and free subscriptions to our branded sites, where users opt into sharing their data. We also collect “zero-party” data, or actionable information created directly from our users’ input, such as survey responses and account configurations. We believe first- and zero-party data provide more behavioral insights and higher user engagement that our advertising clients find valuable, and we regularly measure and monitor the number of users that provide first- and zero-party data.

Key Factors Affecting Our Results of Operations

We believe that our performance and future success is dependent on multiple factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in “Risk Factors.”

User Growth and Engagement

The number of MUUs is important to the growth of our business because it influences our advertising inventory. However, we are focused not just on the volume of MUUs but also on the quality of their engagement with our brands. For example, we believe that MUUs who have opted into providing first- and zero-party data are more valuable to advertisers in a landscape where privacy regulations are undergoing significant changes.

Changes in the Advertising Market

Our business is affected by changes in the digital advertising market, which in turn is influenced by client demand. Changes in any general industry conditions and our ability to adapt to such changes could affect our business and the results of operation. While we are subject to the cyclical nature of the advertising market, our 22 digital media brands are off platform. As such, we are less reliant on social media or search traffic than other on-platform media brands to drive advertising spend, and our business is not dependent on revenue sharing with platform owners. We believe that advertisers will continue to seek to engage directly with Asian Millennial and Gen Z audiences, and our 22 digital media brands provide unique, direct access which dilutes the impact of changes in the broader advertising market.

Changes in the E-commerce Market

We continue to capitalize on the growing e-commerce trend, and we believe we are well positioned to monetize e-commerce. We can earn revenue both at the top of the e-commerce buying funnel for creating branded content that introduces audiences to new products, and at the bottom of the e-commerce buying funnel for sale of advertised products via affiliate links on our websites. Our e-commerce revenue is diversified across platforms, such as Amazon and Rakuten, where we earn a take-rate on gross merchandise value, on crowdfunding e-commerce sites, and on our own proprietary e-commerce platforms.

Seasonality

We experience seasonality in our business and financial results.

Media and Branded Content:    The fourth quarter of a calendar year tends to be our largest revenue quarter due to spending at the end of the calendar year by multinational advertisers. The second quarter of a calendar year also sees increased advertising spend as it aligns to the typical February and March fiscal year end in Japan, where advertisers tend to allocate their remaining advertising budgets for the previous fiscal year for advertisements in the second quarter or the first quarter of a new fiscal year. The first quarter of a calendar year tends to see reduced advertising spend because of the impact of the Chinese New Year holidays, which fall between late January and late February, on the Taiwanese market.

Technology:    Revenue from the technology business is subject to similar seasonality as the media and branded content business, showing stronger sales in the fourth quarter of a calendar year. This is primarily due to similar trends in advertising-related technology spending by our advertising clients. In particular, revenue from the technology business from our e-commerce clients tends to benefit from holiday spending in the fourth quarter of a calendar year.

Digital Studio:    Revenue from the digital studio business in Taiwan is highest in the fourth quarter of a calendar year. In Taiwan, many of our digital studio clients are public sector and not-for-profit organizations who tend to enter into one-year projects at the beginning of the calendar year. We recognize revenue on these projects over time as the underlying services are rendered, with more services typically provided in the fourth quarter of the calendar year compared to other quarters. In Japan, revenue from the digital studio business does not have similar seasonality as many of our digital studio clients are clients that we have established long-term relationships and enter into contracts for various services with us throughout the year.

We expect seasonality to increase as our business grows into additional geographic markets and as we serve more multinational clients.

Macroeconomic Conditions

Our performance may fluctuate as a result of macroeconomic conditions, including inflation, changing exchange rates, rising interest rates, supply chain and labor disruptions, geopolitical risks, and other risks and uncertainties. We are unable to predict the duration or degree of such fluctuation with any certainty. Since the continuing impact of these macroeconomic conditions on our performance remains highly unpredictable, our past results may not be indicative of our future results of operations.

Cross selling Other Products and Services

Our performance depends on our ability to introduce our existing clients in one product or service to other products and services within our portfolio. As of the date of this proxy statement/prospectus, very few clients consume the breadth of our entire portfolio. Across our three business units — media and branded content, technology, and digital studio — we generate revenue from 11 distinct products or services and drive value for advertisers by being a one-stop-shop for advertisers to engage with Millennial and Gen Z audiences primarily in Japan and Taiwan. Many of our clients are multinational and regional advertisers, diversified across industries. We believe that we have a significant opportunity to capture increased wallet share from our existing client base by demonstrating higher return on ad spend, or ROAS, in the current product or service and cross selling our other products and services.

Geographical Expansion

We have a market prioritization framework for entering into new geographical markets. Based on our revenue of $20.6 million for the six months ended June 30, 2024, our “core markets” are Japan and Taiwan where we generated approximately 54% and 46%, respectively, of our revenue. We believe we have a business model that allows us to replicate our success in new geographical markets, and a client base that is keenly interested in reaching new audiences in these new markets. However, any expansion outside of our core markets will increase costs related to hiring employees to produce and distribute additional content and for sales of our products and services to potential clients, and we expect expense growth to outpace revenue growth in the short-to-medium term. In addition, as we weigh international expansion, our expansion strategy will be influenced by macroeconomic and geopolitical risks that vary from market to market, which we are unable to predict with any certainty. Our success in new geographical regions depends on several specific factors, including those discussed under the caption “Risk Factors — Our international operations are subject to increased challenges and risks.”

Operating Efficiencies

Our results of operations depend on our ability to manage our expenses. Expanding our media brands, investing in technology, and expanding our salesforce may lead to lower net profit (loss) and adjusted EBITDA margins.

We made significant investments in revenue growth in 2022, 2023, and the first half of 2024, reflected in net profit (loss) margins of -56.9% and -3.4% for 2022 and 2023, respectively, and net profit (loss) margins of 11.2% and -28.8% for the six-month periods ended June 30, 2023 and June 30, 2024, respectively. We seek simultaneously to balance making these expenditures with prudent expense management, as reflected in our adjusted EBITDA margins, which exclude one-time expenses related to such investments and were -9.6% and -3.4% for 2022 and 2023, respectively and -32.4% and -6.7% for the six-month periods ended June 30, 2023 and June 30, 2024, respectively. See “— Non-IFRS Financial Measure”.

We believe that we will be able to realize and improve revenue and cost synergies from the merger with Mediagene as we further integrate Mediagene’s operations with TNL. However, our performance and future success, including achieving expected synergies from the merger with Mediagene, depends on several specific factors that present significant opportunities but also pose risks and challenges, including those discussed under the caption “Risk Factors — Risks Related to TNL Mediagene’s Operations and Industry — TNL and Mediagene merged in May 2023 to form TNL Mediagene. We may not be able to successfully integrate the two businesses and may continue to incur significant costs to integrate with and support Mediagene. We also may not realize the anticipated benefits of the merger because of difficulties related to the integration, the achievement of such synergies, and other challenges faced by TNL Mediagene.”

We also invest in new technology and systems that may not generate revenue, but we believe will increase operational efficiency by allowing our employees to achieve higher productivity over time.

Finally, we believe that we will continue to benefit from economies of scale as we execute our monetization strategy and control sales, general and administrative expenses.

Product Innovation — Research and Development

We intend to increase our investments in our technology business segment with the objective of increasing revenue from retail media, e-commerce, AdTech and CDP/data licensing. We believe investing in our technology products will help our clients increase ROAS while diversifying our revenue into higher gross profit sources and leading us to provide offerings similar to standalone Software-as-a-Service offerings in the long-term.

We believe that our operations in Taiwan, where we have a strong brand as a global advertising and data technology research and development company with a market-leading talent pool and where we benefit from relatively lower costs, provide a competitive advantage. However, new products may not have the uptake we expect and thus our investment in technology may negatively impact our financial performance in the short term. In addition, our performance and future success depend on several specific factors that present significant opportunities but also pose risks and challenges, including those discussed in “Risk Factors — Risks Related to TNL Mediagene’s Technology, Security and Privacy.”

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with IFRS. Our interim condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. All intercompany accounts and transactions have been eliminated on consolidation. For the purposes of presenting consolidated financial statements and interim condensed consolidated financial statements, our assets and liabilities and our foreign operations (including subsidiaries in other countries that use currencies which are different from our functional currency) are translated into U.S. Dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.

Components of Results of Operations

Revenues

We generate revenue from three sources: (1) media and branded content, (2) technology, and (3) digital studio:

Media and Branded Content:    Our media and branded content revenue includes advertising revenue, sponsored content, subscriptions, and events. The majority of revenue in this segment is from the sale of content or advertising space on our owned digital media brand websites. Advertising space is offered both to end advertising clients and other content advertisers. Sponsored content involves the creation, distribution, and promotion of articles for a client. Subscription revenue includes fees to access our premium content websites. Event revenue consists of sponsorship and ticket sales, which we recognize when the event is completed.

Technology:    Our technology revenue primarily includes revenue from advertising technology and e-commerce. We provide advertising technology services through our own or third-party broadcast networks. Our e-commerce sites serve as a sales channel for third party vendors to sell their products. We earn a commission on each product sold, which we recognize monthly based on the contractual arrangements. We also offer affiliate links on our digital media brand websites which direct viewers to third party e-commerce sites, such as Amazon and Rakuten, to browse and purchase products. We earn a commission on products purchased through the affiliate links, which varies based on the contractual arrangement with each third-party e-commerce site. Our technology segment also includes revenue from retail media and data licensing.

Digital Studio:    Our digital studio revenue primarily includes revenue from providing integrated marketing services, including target insights, branding, creative marketing, media communication, data analysis and public relations, as well as consulting services in creating and implementing the clients’ marketing plans with negotiated fees.

Cost of Revenue

Our cost of revenue primarily consists of compensation-related expenses and costs incurred for the creation of editorial and sponsored content across our digital media brand websites, the amounts due to external media suppliers, including third-party content creators, and the creation and provision of integrated marketing services and consulting services. Costs for web hosting for our digital media brand websites and e-commerce sites, as well as provision of advertising technology services and data licensing are also included in our cost of revenue.

Sales, General and Administrative Expenses

Our sales, general and administrative expenses consist primarily of personnel-related costs including salaries, benefits and share-based compensation for employees engaged in sales and marketing, as well as employees engaged in corporate functions such as finance, legal, human resources, information technology, communications, and other administrative functions. Sales, general and administrative expenses also include costs incurred for advertising, marketing and promotional expenditures, professional services, including outside legal and accounting services, as well as allocated facilities and other supporting overhead costs. We expect our sales, general and administrative expenses to increase in absolute amounts due to the growth of our business and related infrastructure as well as legal, accounting, director and officer insurance premiums, investor relations and other costs associated with operating as a public company.

Research and Development Expenses

Our research and development expenses consist primarily of personnel-related costs including salaries, benefits, and share-based compensation for engineers and other employees engaged in the research, design, and development of new and existing technology business. Research and development expenses also include consulting services and hosting costs associated with internal research and development activities, as well as allocated facilities and other supporting overhead costs. Research and development expenses that do not meet the criteria for capitalization are expensed as incurred.

Interest Income

Our interest income primarily consists of interest earned on bank deposits and financial assets at amortized costs.

Other Income

Our other income primarily consists of subsidies from local governments and reversal of asset retirement obligations. We do not expect material subsidies from local governments in the foreseeable future.

Other Gains and Losses

Our other gains and losses primarily consist of gains and losses on financial liabilities at fair value through profit or loss (“FVTPL”), financial liabilities measured at amortized costs (“AC”), impairment loss on intangible assets and foreign exchange gains and losses.

Finance Costs

Our finance costs consist primarily of interest expenses on our borrowings and our lease liabilities.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Taiwan

Our subsidiaries incorporated in Taiwan are subject to income tax at a rate of 20.0%, with a tax rate for unappropriated earnings of 5.0%. In addition, dividend payments by our Taiwanese subsidiaries to us are subject to a Taiwan withholding tax of 21%. The Taiwan Controlled Foreign Company (“CFC”) rules enacted in 2016 have been implemented since January 1, 2023, pursuant to which, certain profits retained at a CFC located in a low-tax jurisdiction would be taxable at its parent company in Taiwan. The alternative minimum tax (“AMT”) imposed under the Taiwan Income Basic Tax Act is a supplemental income tax which applies if the amount of regular income tax calculated pursuant to the Taiwan Income Tax Act and relevant laws and regulations is below the amount of basic tax prescribed under the Taiwan Income Basic Tax Act. The taxable income for calculating AMT includes most income that is exempt from income tax under various legislations, such as capital gains from qualified securities and future transactions. The prevailing AMT rate for business entities is 12%.

No provision for Taiwan tax has been made in the financial statements for the years ended December 31, 2022 and 2023, and for the six months ended June 30, 2023 and 2024.

Japan

Our operations are based partially in Japan and we are subject to income tax on an entity basis on our estimated chargeable income arising in Japan at the applicable statutory tax rate of 34.6%.

Results of Operations

Comparison of the Six Months Ended June 30, 2023 and June 30, 2024

The following table summarizes key components of our results of operations for the periods indicated:

	Six months ended June 30,
($ in dollars, unless otherwise stated)	2023	2024	Change	% Change
Revenue	9,011,729	20,605,425	11,593,696	128.7%
Cost of revenue	(5,059,575)	(12,418,454)	(7,358,879)	145.4%
Gross profit	3,952,154	8,186,971	4,234,817	107.2%
Sales, general and administrative expenses	(7,043,014)	(12,257,199)	(5,214,185)	74.0%
Research and development expenses	(1,520,408)	(1,503,392)	17,016	-1.1%
Operating loss	(4,611,268)	(5,573,620)	(962,352)	20.9%
Interest income	10,003	9,530	(473)	-4.7%
Other income	20,296	12,956	(7,340)	-36.2%
Other gains and losses	5,433,744	(142,598)	(5,576,342)	n.m.(1)
Finance costs	(111,278)	(181,531)	(70,253)	63.1%
Profit (Loss) before income tax	741,497	(5,875,263)	(6,616,760)	n.m.(1)
Income tax benefit	269,900	(58,864)	(328,764)	n.m.(1)
Profit (Loss) for the period	1,011,397	(5,934,127)	(6,945,524)	n.m.(1)

____________

(1)      Items marked “n.m.” mean not meaningful.

Revenue

Revenue increased from $9.0 million in the six months ended June 30, 2023 to $20.6 million in the six months ended June 30, 2024, an increase of $11.6 million, or 128.7%, primarily due to the fact that Mediagene’s revenue is fully recognized in the six months ended June 30, 2024, which accounted for $9.3 million, or 80.1% of the period-on-period revenue increase. Revenue from Mediagene comprised 53.9% of our total revenue of $20.6 million in the six months ended June 30, 2024. The remainder of our period-on-period revenue growth, $2.3 million, was due primarily to an increase in our digital studio revenue on the back of growth in integrated marketing projects taken on for the public sector and not-for-profit organizations in the first half of 2024 as compared to the same period in 2023.

In the six months ended June 30, 2024, our media and branded content segment recorded $6.8 million of revenue, growing $4.3 million from $2.6 million in the six months ended June 30, 2023, primarily due to our acquisition of popular digital media assets such as Gizmodo Japan, Business Insider Japan and ROOMIE through our merger with Mediagene. For the same period, our technology segment recorded $5.3 million of revenue, growing $1.7 million from $3.6 million in the six months ended June 30, 2023, primarily due to revenue generation from affiliate links and retail media, which we acquired through our merger with Mediagene. Also in the six months ended June 30, 2024, our digital studio segment recorded $8.5 million of revenue, growing $5.6 million from $2.9 million in the six months ended June 30, 2023 primarily due to revenue generation from consulting services provided by Infobahn which we acquired through our merger with Mediagene, as well as growth in integrated marketing project revenue from public sector and not-for-profit organizations.

Cost of Revenue

Cost of revenue increased $7.4 million, to $12.4 million in the six months ended June 30, 2024, from $5.1 million in the six months ended June 30, 2023. $6.2 million, or 84.8% of the period-on-period increase was attributable to the cost of revenue from Mediagene being fully recognized in the six months ended June 30, 2024. The remainder of the period-on-period increase, $1.1 million, was primarily due to increases in compensation costs.

Sales, General and Administrative Expenses

Sales, general and administrative expenses increased to $12.3 million in the six months ended June 30, 2024, from $7.0 million in the six months ended June 30, 2023, an increase of $5.2 million. $2.4 million of the period-on-period increase, or 41%, was attributable to expenses from Mediagene being fully recognized in the six months ended June 30, 2024. The remainder of the period-on-period increase, $2.8 million, was primarily due to the increase in professional fees comprising of audit, legal and accounting expenses related to the Proposed Transactions, which are not eligible for capitalization.

Research and Development Expenses

Research and development expenses stayed at the same level of approximately $1.5 million in each of the six months ended June 30, 2023 and June 30, 2024.

Interest Income

Interest income stayed at the same level of approximately $10,000 in each of the six months ended June 30, 2023 and June 30, 2024.

Other Income

Other income decreased $7,000 to $13,000 in the six months ended June 30, 2024, from $20,000 in the six months ended June 30, 2023.

Other Gains and Losses

Other gains and losses decreased by $5.6 million to a loss of $0.1 million in the six months ended June 30, 2024 from a gain of $5.4 million in the six months ended June 30, 2023. The significant change was primarily due to the adjustment in non-cash valuation gains on financial liabilities at fair value through profit or loss. This adjustment was driven by a lower fair value of our convertible preference shares upon their conversion into ordinary shares during the six months ended June 30, 2023 compared to the six months ended June 30, 2024.

Finance Costs

Finance costs increased $0.1 million to $0.2 million in the six months ended June 30, 2024, from $0.1 million in the six months ended June 30, 2023.

For information related to reportable segments, please see Note 42 of TNL Mediagene’s unaudited interim condensed consolidated financial statements for the six-month periods included elsewhere in this proxy statement/prospectus.

Comparison of the Years Ended December 31, 2022 and 2023

The following table summarizes key components of our results of operations for the periods indicated:

	Year ended December 31,
($ in dollars, unless otherwise stated)	2022	2023	Change	% Change
Revenue	20,009,994	35,838,780	15,828,786	79.1%
Cost of revenue	(12,268,798)	(23,187,396)	(10,918,598)	89.0%
Gross profit	7,741,196	12,651,384	4,910,188	63.4%
Sales, general and administrative expenses	(8,648,811)	(16,421,386)	(7,772,575)	89.9%
Research and development expenses	(2,509,069)	(3,327,185)	(818,116)	32.6%
Operating loss	(3,416,684)	(7,097,187)	3,680,503	107.7%
Interest income	10,994	19,340	8,346	75.9%
Other income	75,576	409,555	333,979	441.9%
Other gains and losses	(8,174,802)	5,160,379	13,335,181	n.m.(1)
Finance costs	(137,029)	(298,958)	(161,929)	118.2%
Profit (Loss) before income tax	(11,641,945)	(1,806,871)	9,835,074	-84.5%
Income tax benefit	247,177	591,082	343,905	139.1%
Profit (Loss) for the year	(11,394,768)	(1,215,789)	10,178,979	-89.3%

____________

(1)      Item marked “n.m.” means not meaningful

Revenue

Revenue increased from $20.0 million in 2022 to $35.8 million in 2023, an increase of $15.8 million, or 79.1%, primarily due to our merger with Mediagene, which accounted for $15.1 million, or 96.5% of the year-on-year revenue increase. Revenue from Mediagene comprised 42.2% of the combined company’s total revenue of $35.8 million in 2023. The remainder of our year-on-year revenue growth, $0.7 million, was due primarily to an increase in our technology revenue, primarily driven by strong performance of our e-commerce websites including iCook.

In 2023, our media and branded content segment recorded $9.8 million of revenue, growing $6.5 million from $3.3 million in 2022, primarily due to our acquisition of popular digital media assets such as Gizmodo Japan, Business Insider Japan and ROOMIE through our merger with Mediagene. For the same period, our technology segment recorded $10.6 million of revenue, growing $3.1 million from $7.5 million in 2022, primarily due to revenue generation from affiliate links and retail media, which we acquired through our merger with Mediagene, as well as organic growth of sales from our e-commerce websites including iCook. Also in 2023, our digital studio segment recorded $15.4 million of revenue, growing $6.1 million from $9.3 million in 2022, primarily due to revenue generation from consulting services provided by Infobahn which we acquired through our merger with Mediagene, as well as organic growth in advertising revenue from vendors on our e-commerce websites.

Cost of Revenue

Cost of revenue increased $11.0 million, to $23.2 million in 2023, from $12.2 million in 2022. $10.7 million, or 97.3% of the year-on-year increase was attributable to the acquisition of Mediagene in 2023. The remainder of the year-on-year increase, $0.3 million, was primarily due to increases in compensation costs.

Sales, General and Administrative Expenses

Sales, general and administrative expenses increased from $8.6 million in 2022 to $16.4 million in 2023, an increase of $7.8 million. $3.2 million of the year-on-year increase, or 41.1%, was tied to one-time transaction costs related to the Mediagene acquisition and the Proposed Transactions. $4.2 million of the year-on-year increase, or 53.8%, was tied to increased headcount and related personnel costs from the integration of Mediagene, accounting 25.6% of the total sales, general and administrative expenses of $16.4 million in 2023. The remainder of the year-on-year increase in sales, general and administrative expenses was primarily due to growth in expenditures on AI, cloud and AWS compute services.

Research and Development Expenses

Research and development expenses increased $0.7 million to $3.1 million in 2023, from $2.5 million in 2022. The increase was primarily due to increases in personnel-related costs for employees engaged in research and development activities.

Interest Income

Interest income increased $8,000 to $19,000 in 2023, from $11,000 in 2022.

Other Income

Other income increased $0.3 million to $0.4 million in 2023, from $0.1 million in 2022. The increase was primarily due to a significant increase in gain on reversal of asset retirement obligations from Mediagene in 2023. The gain on reversal of asset retirement obligation was driven by a lower carry amount of asset retirement obligation estimated on December 31, 2023 as compared to December 31, 2022.

Other Gains and Losses

Other gains and losses increased by $13.3 million for the year ended December 31, 2023 compared to the year ended December 31, 2022. The significant change was primarily due to adjustments in non-cash valuation gains on financial liabilities at fair value through profit or loss and financial liabilities measured at amortized cost. These adjustments were driven by a lower fair value of our convertible preference shares upon their conversion into ordinary shares during the year ended December 31, 2023 compared to the year ended December 31, 2022. We recognized $7.5 million of loss on financial liabilities measured at amortized cost due to the higher fair value of convertible preference shares for the year ended December 31, 2022 compared to the year ended December 31, 2021.

Finance Costs

Finance costs increased $0.2 million to $0.3 million in 2023, from $0.1 million in 2022. The increase was primarily due to an increase of short-term borrowings.

For information related to reportable segments, please see Note 41 of our audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

Non-IFRS Financial Measure

In this proxy statement/prospectus, we have included adjusted EBITDA, a non-IFRS financial measure, which is a key measure used by our management and board of directors in evaluating our operating performance.

Adjusted EBITDA is our preferred metric for profitability because we believe it facilitates operating performance comparisons on a period-to-period basis and excludes items that we do not consider to be indicative of our core operating performance. Accordingly, we believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of its results as reported under IFRS. Some of these limitations are:

•        although amortization and depreciation are non-cash charges, the assets being amortized and depreciated may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•        adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•        adjusted EBITDA does not reflect the potentially dilutive impact of equity-based compensation; and

•        other companies, including our competitors in various industries, may calculate adjusted EBITDA or similarly titled measures differently, which reduces its usefulness as a comparative measure.

To calculate adjusted EBITDA, we adjust, among others, depreciation expenses and amortization expenses as well as extraordinary items associated with one-time events and transactions, such as one-time transaction-related expenses not eligible for capitalization, to profit (loss) for the period.

For the six months ended June 30, 2024, adjusted EBITDA figures exclude one-time transaction-related costs not eligible for capitalization of approximately $2.6 million incurred in connection with the Proposed Transactions. For the six months ended June 30, 2023, adjusted EBITDA figures exclude one-time transaction-related costs not eligible for capitalization of approximately $0.6 million incurred in connection with the merger with Mediagene. Our adjusted EBITDA was a loss of $2.9 million in the six months ended June 30, 2023 and a loss of $1.4 million in the six months ended June 30, 2024.

In 2023, adjusted EBITDA figures exclude one-time transaction-related costs of approximately $3.2 million incurred in connection with the merger with Mediagene and the Proposed Transactions. In 2022, adjusted EBITDA figures do not have any exclusion of one-time transaction-related costs. Our adjusted EBITDA was a loss of $1.9 million in 2022 and a loss of $1.1 million in 2023.

The tables below set forth a reconciliation of net income to adjusted EBITDA for the periods indicated.

	Six months ended June 30,
($ in dollars, unless otherwise stated)	2023	2024
Profit (loss) from the period	$1,011,397	$(5,934,127)
Add (less):
Income tax (benefit) expense	(269,900)	58,864
Finance costs	111,278	181,531
Other gains and losses(1)	(5,433,744)	142,598
Other income	(20,296)	(12,956)
Interest Income	(10,003)	(9,530)
Operating loss	$(4,611,268)	$(5,573,620)
Add:
Depreciation expenses	370,920	564,701
Amortization expenses	702,121	1,044,365
One-time transaction-related expenses(2)	620,095	2,593,882
Adjusted EBITDA	(2,918,132)	(1,370,672)
Revenue	9,011,729	20,605,425
Net profit (loss) margin (%)	18.1%	-18.0%
Adjusted EBITDA Margin (%)	-32.4%	-6.7%

____________

(1)      Other gains and losses for the six months ended June 30, 2023 comprise a $5.5 million gain mainly attributed to a change in the FVTPL associated with the conversion of all of our preference shares into our ordinary shares at a lower fair value during the six months ended June 30, 2023. Other gains and loss for the six months ended June 30, 2024 comprise $0.1 million of foreign exchange losses.

(2)      One-time transaction-related expenses comprise the legal, audit, and accounting fees related to the merger with Mediagene and the Proposed Transactions, which were not eligible for capitalization.

	For the year ended December 31,
($ in dollars, unless otherwise stated)	2022	2023
Loss from the year	$(11,394,768)	$(1,215,789)
Add (less):
Income tax (benefit) expense	(247,177)	(591,082)
Finance costs	137,029	298,958
Other gains and losses(1)	8,174,802	(5,160,379)
Other income	(75,576)	(409,555)
Interest Income	(10,994)	(19,340)
Operating loss	$(3,416,684)	$(7,097,187)
Add:
Depreciation expenses	433,262	1,025,783
Amortization expenses	1,058,392	1,809,774
One-time transaction-related expenses(2)	—	3,194,668
Adjusted EBITDA	(1,925,030)	(1,066,962)
Revenue	20,009,994	35,838,780
Net loss margin (%)	-56.9%	-3.4%
Adjusted EBITDA Margin (%)	-9.6%	-3.0%

____________

(1)      Other gains and losses for the year ended December 31, 2022 comprise an $8.2 million loss mainly attributed to a change in the FVTPL and AC mainly associated with our convertible preference shares. Other gains and losses for the year ended December 31, 2023 comprise a $5.2 million gain mainly attributed to a change in the FVTPL and AC mainly associated with the conversion of all of our preference shares into our ordinary shares at a lower fair value during the year ended December 31, 2023.

(2)      One-time transaction-related expenses comprise the legal, audit, and accounting fees related to the merger with Mediagene and the Proposed Transactions, which were not eligible for capitalization.

Liquidity and Capital Resources

In the years ended December 31, 2022 and 2023 and the six months ended June 30, 2024, we have generated negative cash flows from operations and have financed our operations mainly through equity contributions from our shareholders in addition to borrowings from banks and payments received from our clients. As of June 30, 2024, we had cash and cash equivalents of $3.1 million, which consisted of cash on hand, checking accounts and demand deposits, and have incurred a net loss of $5.9 million for the six months ended June 30, 2024. As of December 31, 2023, we had cash and cash equivalents of $3.0 million, which consisted of cash on hand, checking accounts and demand deposits, and have incurred a net loss of $1.2 million for the year ended December 31, 2023. Our unaudited interim condensed consolidated financial statements for the six months ended June 30, 2023 and 2024 and our audited consolidated financial statements for the fiscal years ended December 31, 2022 and 2023 include disclosure regarding substantial doubt about our ability to continue as a going concern, primarily as a result of the recurring losses from operations, negative working capital and net operating cash outflow, as more fully described in “Risk Factors — Risks Related to TNL Mediagene’s Operations and History — TNL Mediagene’s ability to continue as a going concern depends in part on improving its operating and financing conditions” and Note 1 to our unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus. Our ability to continue as a going concern depends on our ability to improve our operating conditions and raise additional capital through equity offerings or debt financings. Our management’s business plans consider, among others, the cost management, the issuance of promissory notes and renewal of its loan facilities with the financial institutions. Although our management continues to pursue these plans, there can be no assurance that we will be successful in obtaining sufficient funding on terms acceptable to us to fund continuing operations.

Our cash requirements primarily include business acquisitions to diversify and expand our business in the media industry, capital expenditure, lease obligations, contractual obligations, and other commitments. Our capital expenditures are primarily related to the purchase of IT equipment for employees and have not been material. Our lease obligations consist of the commitments under rental agreements for our office premises. Our contractual obligations primarily consist of repayment for borrowing and contingent consideration due from business acquisitions. We expect these items to continue to be the primary part of our short-term cash requirements. In addition, as part of our growth strategy, we intend to further invest in research and development of technology products, develop new advertising technology platforms, broaden our client base, and expand our businesses within Asia. These new developments and expansions may generate long-term cash requirements. We intend to fund our future material cash requirements with additional financings, including the net proceeds from the Merger. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

To the extent that our current resources are insufficient to satisfy our cash requirements and future growth strategy, we may need to seek additional equity or debt financing, including, but not limited to, the net proceeds from the Merger. If the financing is not available, or if the terms of financing are less desirable than we expect, we may be forced to decrease our level of investment in product development or delay, scale back or abandon all or part of our growth strategy, which could have an adverse impact on our business and financial prospects.

Finance Costs

Finance costs increased to $0.3 million in 2023 from $0.1 million in 2022, and increased to $181,531 in the six months ended June 30, 2024 from $111,278 in the six months ended June 30, 2023, in both cases primarily due to increases in borrowing.

We had $10.2 million in outstanding debt as of June 30, 2024 with an average interest rate of 2.9%. The debt consists of $3.3 million in short-term borrowings with an average interest rate of 2.9% and $6.8 million in long-term borrowings and bonds payable with an average interest rate of 2.9%. We have strong relationships with local banks and secured low interest-rate long-term loans and bank facilities during the favorable interest-rate environments in Japan and Taiwan.

Other payables increased to $8.3 million as of June 30, 2024 from $6.9 million as of December 31, 2023. The increase is due primarily to $2.4 million in professional fee payables for legal, accounting, and consulting services related to the Proposed Transaction.

Cash Flows Summary

Presented below is a summary of our operating, investing, and financing cash flows for the periods presented:

	Six months ended June 30,		Year ended December 31,
($ in dollars, unless otherwise stated)	2023	2024	2022	2023
Cash flows from (used in) operating activities	(587,446)	(916,066)	(760,106)	(1,424,480)
Cash flows from (used in) investing activities	405,286	(259,237)	(2,364,873)	252,741
Cash flows from (used in) financing activities	13,268	1,399,343	4,993,827	530,972
Effects of exchange rates changes on cash and cash equivalents	1,074	(117,783)	(314,199)	(63,251)
Net increase (decrease) in cash and cash equivalents	(167,818)	106,257	(1,554,649)	(704,018)

Cash Flows from Operating Activities

Cash flows generated or used in operating activities primarily relate to the collection of accounts receivables, payment of provision and payables, net interest received, and income tax paid.

Net cash used in operating activities was $0.9 million in the six months ended June 30, 2024 due primarily to an operating loss before income tax of $5.9 million due to an increase in sales, general and administrative expenses, including one-time transaction-related expenses comprised of legal, audit, and accounting fees related to the Proposed Transactions which were not eligible for capitalization, and an increase in working capital of $3.1 million. Net cash used in operating activities was $0.6 million in the six months ended June 30, 2023, primarily due to our operating loss before income tax of $0.7 million due to an increase in sales, general and administrative expenses, outpacing increased gross profits due to the merger with Mediagene, as well as an increase in working capital of $2.5 million, partially offset by an increase in other gains due to gain on financial liabilities at fair value through profit or loss recorded from our convertible preferred shares of $5.5 million.

Net cash used in operating activities was $1.4 million in 2023, primarily from our operating loss before income tax of $1.8 million due to an increase in sales, general and administrative expenses outpacing gross profit increase associated with the merger with Mediagene and an increase in working capital of $2.8 million, partially offset by an increase in other gains due to gain on financial liabilities at fair value through profit or loss recorded from our convertible preferred shares of $5.5 million. Net cash used in operating activities was $0.8 million in 2022, primarily from our operating loss before income tax of $11.6 million due to research and development expenses and other losses associated with changes in the financial liabilities for our convertible preference shares and an increase in working capital of $1.5 million, partially offset by non-cash items of losses on valuation of financial liabilities, primarily from our convertible preference shares, of $8.1 million.

Cash Flows Generated from (Used in) Investing Activities

Cash used in investing activities primarily relates to the acquisition of financial assets, payment of contingent considerations, the acquisition of property, plant and equipment, the acquisition of intangible assets and the acquisition of subsidiaries.

Net cash used in investing activities was $0.3 million in the six months ended June 30, 2024, primarily due to $0.2 million paid for acquisition of office equipment and computer software and $0.1 million paid for a time deposit with a contract period over three months, to be used as collateral for an increase in bank loans. Net cash generated from investing activities was $0.4 million in the six months ended June 30, 2023, primarily due to $0.9 million in cash received from the acquisition of Mediagene through a share exchange transaction, partially offset by our payment for contingent consideration of $0.4 million related to the acquisition of Polydice Co., Ltd. in 2022.

Net cash generated from investing activities was $0.3 million in 2023, primarily due to $0.9 million in cash received from the acquisition of Mediagene through a share exchange transaction, partially offset by our payment for contingent consideration of $0.4 million related to the acquisition of Polydice Co., Ltd. in 2022. Net cash used in investing activities was $2.4 million in 2022, primarily due to our $1.7 million payment for the acquisition of Polydice Co., Ltd., $0.3 million payment for contingent consideration related to the acquisition of S.C. Integrated Marketing Communication Co., Ltd. in 2020 and a $0.2 million payment for intangible assets.

Cash Flows from Financing Activities

Net cash generated from financing activities was $1.4 million in the six months ended June 30, 2024, primarily consisting of $1.5 million in proceeds from issuance of convertible promissory notes and $0.6 million in proceeds from guarantee deposits, partially offset by $0.1 million in net repayment of short-term and long-term bank loans and bonds payable and $0.5 million in repayment of lease liabilities. Net cash generated from financing activities was $13,268 for the six months ended June 30, 2023, primarily consisting of $0.4 million in net proceeds from short-term and long-term bank loans, $0.3 million in proceeds received from issuance of new ordinary shares including employees’ exercise of stock option, and $13,172 in proceeds from guarantee deposits, partially offset by $0.4 million in repayment of lease liabilities and $0.3 million in payments to acquire increased ownership interests in subsidiaries.

Net cash generated from financing activities was $0.5 million in 2023, primarily consisting of $1.2 million in net proceeds from short-term and long-term bank loans and bonds payable, and $0.3 million in proceeds received from issuance of new ordinary shares including employees’ exercise of stock option, partially offset by $0.8 million in repayment of lease liabilities and $0.3 million in payments to acquire increased ownership interests in subsidiaries. Net cash generated from financing activities was $5.0 million in 2022, primarily consisting of $2.3 million in net proceeds from long-term bank loans, $2.2 million in proceeds from the issuance of series D-2 convertible preference shares, $0.3 million in proceeds received from advance receipts for share capital, $0.7 million in changes in non-controlling interests, partially offset by $0.4 million in repayment of lease liabilities and a $0.2 million decrease in non-current liabilities.

Contractual Obligations and Commitments

During the periods presented, we did not have any material contractual obligations and commitments.

Off-Balance Sheet Commitments and Arrangements

During the periods presented, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.

Critical Accounting Policies, Judgments and Estimates

We prepare consolidated financial statements in accordance with IFRS, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, and our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policy, the judgments and other uncertainties affecting application of such policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. For further information on our critical accounting policies, see Note 4(f) to our unaudited interim condensed consolidated financial statements and Note 4(z) to our audited historical consolidated financial statements included elsewhere in this proxy statement/prospectus.

Recent Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and result of operations is disclosed in Note 3 to our unaudited historical interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus.

Emerging Growth Company Status

As defined in Section 102(b)(1) of the JOBS Act, we are an emerging growth company. As such, we will be eligible for and intend to rely on certain exemptions and reduced reporting requirements provided by the JOBS Act, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. For more details, see “Risk Factors — Risks Related to Ownership of TNL Mediagene’s Securities — We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our securities less attractive to investors.”

We will remain an emerging growth company under the JOBS Act until the earliest of: (1) the last day of the fiscal year (a) following the fifth anniversary of the Closing Date (b) in which we have total annual gross revenues of at least $1.235 billion, or (c) in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (2) the date on which we have issued more than $1 billion in non-convertible debt securities during the prior three-year period.

Foreign Private Issuer Status

We are an exempted company limited by shares incorporated in 2015 under the laws of the Cayman Islands. After the consummation of the Merger, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and accordingly, the next determination will be made with respect to us on June 30, 2024. Even after we no longer qualify as an emerging growth company, for so long as we qualify as a foreign private issuer, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•        the rules requiring domestic filers to issue financial statements prepared under U.S. GAAP;

•        the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the selective disclosure rules by issuers of material nonpublic information under Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosure of material non-public information by issuers.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, after the Merger, our shareholders will receive less or different information about us than a shareholder of a U.S. domestic public company would receive.

Following the Proposed Transactions, we expect to be listed on Nasdaq. Nasdaq rules permit a foreign private issuer such as TNL Mediagene to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. Among other things, we are not required to have:

•        a majority of the board of directors consisting of independent directors; or

•        regularly scheduled executive sessions with only independent directors each year.

We intend to rely on the exemptions listed above. As a result, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq applicable to U.S. domestic public companies. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States. For more details, see “Risk Factors — Risks Related to Ownership of TNL Mediagene’s Securities — As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.”

Foreign private issuers, similar to emerging growth companies, are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remains a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer.

If at any time we cease to be a foreign private issuer, we will take all action necessary to comply with the applicable rules of the SEC and Nasdaq.

Internal Control over Financial Reporting

Prior to the Closing of the Merger, we have been a private company with limited accounting personnel to adequately execute its accounting and financial reporting processes and limited supervisory resources with which to address its internal control over financial reporting. As a result of becoming a public company, we will operate in an increasingly demanding regulatory environment, which requires us to comply with the Sarbanes-Oxley Act, Nasdaq regulations, SEC rules and regulations, expanded disclosure and reporting requirements and more complex accounting rules. Our responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures.

In connection with the audit of TNL Mediagene’s consolidated financial statements as of and for the years ended December 31, 2022 and 2023, and preparation of the interim condensed consolidated financial statements as of June 30, 2024 and the six months ended June 30, 2023 and June 30, 2024, we have identified material weaknesses in our internal control over financial reporting, which we plan to further address. The material weaknesses identified relate to: (i) lack of sufficient accounting personnel with appropriate understanding of IFRS and SEC financial reporting requirements to address complex accounting issues and related disclosures; (ii) lack of formalized financial reporting controls and procedures to address complex/unusual transactions and related accounting issues and to facilitate preparation of consolidated financial statements prepared in accordance with IFRS; and (iii) lack of effective maintenance and controls over certain information technology environments including (a) information technology-related general controls process, (b) segregation of duties in the information technology department and effective control on defining and assigning individual’s rights to access systems, programs or transaction raw data and (c) track records or log on system activities for access to system program and data.

We intend to take certain steps, such as recruiting additional personnel, in addition to utilizing external experts and specialists, to supplement our internal resources, to enhance our internal control environment and plan to take additional steps to remediate the material weaknesses identified. Although we plan to complete this remediation process as quickly as possible, we cannot at this time estimate how long this process will take. We cannot assure you that the measures we have taken to date and may take in the future, will be sufficient to remediate the control deficiencies that led to our material weakness in internal control over financial reporting or that we will prevent or avoid potential future material weaknesses. If the steps we take do not correct the material weakness in a timely manner, we will be unable to conclude that we maintain effective internal control over financial reporting. Accordingly, there could continue to be a reasonable possibility that a material misstatement of our financial statements would not be prevented or detected on a timely basis. See “Risk Factors — We have identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we experience additional material weaknesses or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to report our financial results accurately or file our periodic reports as a public company in a timely manner.”

We anticipate that the process of building our accounting and financial functions and infrastructure will result in substantial costs, including significant additional professional fees and internal costs. Any disruptions or difficulties in implementing or using such a system could adversely affect our controls and harm our business. Moreover, such disruption or difficulties could result in unanticipated costs and diversion of management’s attention.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business, including the effects of credit, interest rates, capital and liquidity risks. Information relating to quantitative and qualitative disclosures about these market risks is described below and in Note 41 to our unaudited interim historical condensed consolidated financial statements and Note 40 to our audited historical consolidated financial statements included elsewhere in this proxy statement/prospectus.

Foreign Currency Risk

As the majority of our revenue and expenses are denominated in the functional local currencies of our subsidiaries, we are exposed to foreign exchange risk in our daily operations. While our exposure to foreign exchange risk is generally expected to be limited, the reported results of operations in the financial statements will be impacted by the exchange rate between the U.S. Dollar and the functional local currencies of our subsidiaries, including the New Taiwan dollar and Japanese yen.

For the six months ended June 30, 2024, we had $0.2 million of other comprehensive losses generated from the exchange rate differences on translation of foreign operations, whereas for the same period in 2023, we had $1,967 of other comprehensive losses generated from exchange rate differences in the translation of foreign operations.

For the year ended December 31, 2023, we had $0.04 million of other comprehensive losses generated from the exchange rate differences on translation of foreign operations, whereas for the same period in 2022, we had $0.7 million of other comprehensive losses generated from exchange rate differences in the translation of foreign operations.

A hypothetical 10% change in foreign currency exchange rates on our monetary assets and liabilities would not be material to our financial condition or results of operations.

While we have not engaged in the hedging of our foreign currency transactions to date, and do not enter into any hedging contracts for trading or speculative purposes, we may in the future enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the impact hedging activities would have on our results of operations.

Interest Rate Risk

We are exposed to interest rate risk because our borrowings are based on both fixed and floating interest rates. Our interest rate risk is mainly concentrated in the fluctuation of the benchmark interest rates arising from cash, short-term borrowings, long-term borrowings, and leasing liabilities. We manage our interest rate risk by having a balanced portfolio of fixed and variable rate bank loans and have not historically used any derivative financial instruments to manage our interest rate risk exposure.

For the six months ended June 30, 2023 and 2024, it is estimated that a general increase of 1% in interest rates, with all other variables held constant, would decrease our profit before income taxes by approximately $0.1 million in each period. The changes were mainly due to our borrowings with floating interest rates.

For the years ended December 31, 2022 and 2023, it is estimated that a general increase of 1% in interest rates, with all other variables held constant, would decrease our profit before income taxes approximately $0.1 million in each year. The changes were mainly due to our borrowings with floating interest rates.

Credit Risk

Credit risk refers to the risk of financial loss arising from default by our clients or counterparties. Our main credit risk is that counterparties may not repay accounts receivable in full based on agreed terms. Most of our accounts receivable are from large companies where the risk of default is considered low. We actively monitor and manage our credit risk by performing credit checks and monitoring credit limits, and maintain an allowance for expected credit losses based upon the expected collectability of all accounts receivable. With respect to banks and financial institutions, we only accept reputable financial institutions in the jurisdictions where we and our subsidiaries are located. We deposit cash across several banks to limit the amount of credit exposure we may incur to any one bank.

Liquidity Risk

We manage liquidity risk by monitoring and maintaining a level of cash deemed adequate to finance our operations and mitigate the effects of fluctuations in cash flows. In addition, management monitors the utilization of bank borrowings and ensures compliance with loan covenants.

MEDIAGENE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this section, “Mediagene” refers to Mediagene Inc. and its consolidated subsidiaries (“Mediagene”) prior to the merger with The News Lens Co., Ltd. (“TNL”) to form TNL Mediagene in May 2023. The following discussion and analysis provides information that Mediagene’s management believes is relevant to an assessment and understanding of Mediagene’s results of operations and financial condition. This discussion and analysis should be read together with “Summary Consolidated Financial Information of TNL Mediagene” and the audited historical consolidated financial statements and related notes that are included elsewhere in this proxy statement/prospectus. This discussion and analysis should also be read together with the pro forma combined financial information in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. For more information about forward-looking statements, see “Cautionary Statement Regarding Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or elsewhere in this proxy statement/prospectus.

Mediagene’s consolidated financial statements have been prepared in accordance with IFRS. Mediagene’s reporting currency is Japanese yen. For more information about the basis of presentation of Mediagene’s consolidated financial statements, see “— Basis of Presentation” and Note 2 to Mediagene’s audited historical consolidated financial statements included elsewhere in this proxy statement/prospectus.

Certain figures, including interest rates and other percentages included in this section, have been rounded for ease of presentation. Percentage figures included in this section have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this section may vary slightly from those obtained by performing the same calculations using the figures in Mediagene’s consolidated financial statements or in the associated text. Certain other amounts that appear in this section may similarly not sum due to rounding.

Overview

Mediagene started out as an independent digital media company in Japan in 1998, co-founded by Motoko Imada, expected to serve as a director and the president of TNL Mediagene upon consummation of the Merger, and Hiroto Kobayashi, expected to serve as the chief content officer in Japan of TNL Mediagene upon consummation of the Merger. Since its founding, Mediagene has been a pioneer in the digital media and advertising space in Japan and launched its integrated digital marketing solutions brand, Infobahn, in 2015, providing innovative content and integrated marketing, live events, and retail media capabilities to advertisers in Japan. Mediagene publishes well-known and trusted digital media brands such as ROOMIE and MASHING UP, as well as Japanese editions of global digital media brands, including Gizmodo Japan, Lifehacker Japan, Business Insider Japan and DIGIDAY JAPAN, and also provides marketing, media and communication solution services, e-commerce, innovation support, integrated advertising agency and event planning services in Japan through its Infobahn brand.

Mediagene’s revenues decreased from 3,321 million yen in the fiscal year ended February 28, 2022, to 3,268 million yen in the fiscal year ended February 28, 2023. Mediagene’s total operating costs and expenses increased from 3,259 million yen in the fiscal year ended February 28, 2022, to 3,461 million yen in the fiscal year ended February 28, 2023. Although Mediagene recorded a net profit of 69.4 million yen for the fiscal year ended February 28, 2022, it recorded a net loss of 199.9 million yen in the fiscal year ended February 28, 2023. For more details, see “— Results of Operations.”

TNL Mediagene Merger

On May 25, 2023, Mediagene merged with TNL and formed the current TNL Mediagene. As part of the merger, TNL issued 90,740,305 shares of its common stock for a 100% equity interest in Mediagene, making Mediagene a wholly owned subsidiary of TNL. TNL changed its name to TNL Mediagene on June 6, 2023.

Basis of Presentation

Mediagene’s consolidated financial statements have been prepared in accordance with IFRS. All intercompany accounts and transactions have been eliminated on consolidation.

Components of Results of Operations

Revenue

Mediagene operated a single segment of the media consulting business, which categorized revenue from contracts with its clients as follows:

Media services.    Mediagene’s revenue from media services consisted primarily of distribution and sale of advertisements and product promotion through affiliate advertising on its owned digital media brands, such as Gizmodo Japan, Lifehacker Japan, Business Insider Japan and ROOMIE, as well as revenue from event-related services.

Solution services.    Mediagene’s revenue from solution services consisted of branding and communication design support services for its corporate clients.

Innovation support services.    Mediagene’s revenue from innovation support services consisted of new business development support services for its corporate clients.

Other services.    Mediagene’s revenue from other services consisted of placement and sales of advertisement on external media suppliers, as well as revenue from subscriptions.

Cost of Sales

Mediagene’s cost of sales consisted of personnel-related costs, including salaries, benefits, and stock-based compensation of its employees, expenses directly associated with the delivery of its advertising, and other services and payments to external media suppliers, including third-party content creators.

Selling, General and Administrative Expenses

Mediagene’s sales, general and administrative expenses consisted primarily of personnel-related costs, including salaries, benefits and stock-based compensation for employees engaged in sales, marketing, finance, legal, human resources, information technology, communications, and other administrative functions. Sales, general and administrative expenses also included costs incurred for advertising, marketing and promotional expenditures, professional services, including outside legal and accounting services, as well as allocated facilities and other supporting overhead costs.

Other income

Mediagene’s other income primarily consisted of rent income from leasing of Mediagene’s office space to tenants and government subsidy income for purchases of certain equipment.

Other expenses

Mediagene’s other expenses primarily consisted of one-time finance expenses paid to financial institutions.

Finance income and costs

Mediagene’s finance income and costs primarily consisted of (i) financial assets and liabilities measured at amortized cost, (ii) financial assets measured at FVTPL, (iii) lease liabilities, (iv) foreign exchange gains and losses, and (v) interest expenses. Financial assets measured at FVTPL were mainly associated with its financial instruments such as structured bonds denominated in foreign currencies. Lease liabilities were associated with the leases of the facilities it leases for its operation.

•        Foreign Exchange Gains and Losses.    Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than Mediagene’s functional currency, Japanese yen. For the fiscal year ended February 28, 2023, Mediagene recorded foreign exchange losses of 1.1 million yen, while Mediagene recorded foreign exchange gains of 1.2 million yen for the fiscal year ended February 28, 2022.

Income tax (expense) benefit

Mediagene’s income tax (expense) benefit primarily consisted of current tax expense. Mediagene’s income tax benefit primarily consisted of deferred tax benefit arising from tax loss carryforwards. For the fiscal years ended February 28, 2023 and February 28, 2022, the applicable statutory tax rate in Japan was 34.6%. See “TNL Mediagene’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Taxation — Japan.”

Results of Operations

Comparison of the Fiscal Year Ended February 28, 2023, and the Fiscal Year Ended February 28, 2022

The following table summarizes key components of Mediagene’s results of operations for the periods indicated:

	For the fiscal year ended February 28,
	2023	2022
	(JPY in thousands)
Revenue	3,268,495	3,320,600
Cost of sales	(2,443,696)	(2,280,137)
Gross profit	824,799	1,040,463
Selling, general and administrative expenses:	(1,016,473)	(977,914)
Other income	1,800	2,074
Other expenses	(393)	(603)
Operating profit (loss)	(190,267)	64,019
Finance income	10,176	9,503
Finance costs	(11,402)	(11,107)
Profit (loss) before tax	(191,493)	62,415
Income tax (expense) benefit	(8,369)	7,022
Profit (loss)	(199,863)	69,437

Revenue

Mediagene’s total revenue decreased from 3,321 million yen in the fiscal year ended February 28, 2022, to 3,268 million yen in the fiscal year ended February 28, 2023, primarily as a result of weaker sales from media services, especially from e-commerce and multinational clients offsetting stronger sales from its solutions services and innovation support services.

Cost of Sales

Cost of sales increased from 2,280 million yen in the fiscal year ended February 28, 2022, to 2,443 million yen in the fiscal year ended February 28, 2023, primarily as a result of increased payment to external service providers in its solutions services and innovation support services as well as certain purchases of equipment.

Selling, General and Administrative Expenses

Mediagene’s selling, general and administrative expenses increased from 978 million yen in the fiscal year ended February 28, 2022, to 1,016 million yen in the fiscal year ended February 28, 2023.

Other Income

Other income decreased from 2.1 million yen in the fiscal year ended February 28, 2022, to 1.8 million yen in the fiscal year ended February 28, 2023.

Other Expenses

Other expenses decreased from 0.6 million yen in the fiscal year ended February 28, 2022, to 0.4 million yen in the fiscal year ended February 28, 2023.

Finance Income

Finance income increased from 9.5 million yen in the fiscal year ended February 28, 2022, to 10.2 million yen in the fiscal year ended February 28, 2023.

Finance Costs

Finance costs increased from 11.1 million yen in the fiscal year ended February 28, 2022, to 11.4 million yen in the fiscal year ended February 28, 2023.

Liquidity and Capital Resources

Mediagene’s main source of liquidity was cash derived from revenue generating activities and proceeds from equity financing. As of February 28, 2023 and February 28, 2022, Mediagene’s cash and cash equivalents were 133 million yen and 352 million yen, respectively, consisting of bank deposits.

The following table sets forth a summary of Mediagene’s cash flows for the periods presented.

	For the fiscal year ended February 28,
	2023	2022
	(in thousands)
	JPY	JPY
Net cash provided by operating activities	121,195	379,455
Net cash provided by (used in) investing activities	(243,605)	29,415
Net cash provided by (used in) financing activities	(96,851)	(295,718)
Net increase (decrease) in cash and cash equivalents	(219,261)	113,151

Cash Flows from Operating Activities

Net cash provided by operating activities for the fiscal year ended February 28, 2023 was 121 million yen, a decrease of 258 million yen from 379 million yen for the fiscal year ended February 28, 2022. This decrease was due primarily to increases in cost sales and selling, general and administrative expenses of 202 million yen from increased spending for marketing.

Cash Flows from Investing Activities

Net cash used in investing activities for the fiscal year ended February 28, 2023, was 244 million yen, which primarily resulted from the acquisition of financial instruments such as structured bonds denominated in foreign currencies as well as purchases of certain equipment.

Net cash provided by investing activities for the fiscal year ended February 28, 2022, was 29 million yen, which primarily resulted from the proceeds from sale of financial instruments.

Cash Flows from Financing Activities

Net cash used in financing activities for the fiscal year ended February 28, 2023, was 97 million yen, which primarily resulted from repayment of bonds, partially offset by the proceeds from additional short-term borrowings.

Net cash used in financing activities for the fiscal year ended February 28, 2022, was 296 million yen, which primarily resulted from repayment of bonds, partially offset by the proceeds from additional short-term borrowings.

Contractual Obligations and Commitments

The following tables set forth Mediagene’s contractual obligations as of February 28, 2023 and February 28, 2022:

	(Thousands of yen, %)
	As of February 28, 2022	As of February 28, 2023	Average interest rate
Current liabilities:
Short-term borrowings	378,400	456,800	0.58%
Current portion of bonds	42,600	42,600	0.69%
Current portion of long-term borrowings	4,008	4,008	0.00%
Total	425,008	503,408
Non-current liabilities:
Bonds payable	86,168	44,036	0.69%
Borrowings	30,314	26,306	0.00%
Total	116,482	70,342

Other than those shown above, Mediagene did not have any significant capital and other commitments, long-term obligations or guarantees as of February 28, 2023.

Off-Balance Sheet Commitments and Arrangements

During the periods presented, Mediagene did not have any off-balance sheet commitments or arrangements.

Critical Accounting Policy, Judgments and Estimates

Mediagene prepared its consolidated financial statements in accordance with IFRS, which required it to make judgments, estimates and assumptions that affect the reported amounts of its assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. Since the use of estimates is an integral component of the financial reporting process, its actual results could differ from those estimates. Some of its accounting policies required a higher degree of judgment than others in their application.

The selection of critical accounting policy, the judgments and other uncertainties affecting application of the policy and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing Mediagene’s financial statements. For further information on Mediagene’s significant accounting policies, see Note 3 to Mediagene’s audited historical consolidated financial statements included elsewhere in this proxy statement/prospectus.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk

Mediagene engaged in business transactions denominated in currencies other than its primary currency, the Japanese yen. To manage such risks, it continuously monitored foreign exchange rates. As of the dates shown, its net exposure to foreign currency risk was as follows:

	(in thousands of yen)
	As of February 28, 2023	As of February 28, 2022
U.S. Dollar	60,895	15,562

For financial instruments denominated in foreign currencies Mediagene held as of February 28, 2023 and February 28, 2022, the impact on profit or loss in the consolidated statements of profit or loss in the event of a 1.0% depreciation in the value of the Japanese yen against the U.S. Dollar was as follows, assuming all other variables are held constant. Mediagene had no material exposure to foreign exchange fluctuations in any currency other than the U.S. Dollar as of these dates.

	(in thousands of yen)
	As of February 28, 2023	As of February 28, 2022
Profit or loss	(398)	(101)

Interest Rate Risk

Mediagene used financial instruments with interest rate fluctuation risk to raise funds for working capital and capital investment as well as to manage short-term surplus funds. To mitigate such risks, Mediagene maintained an appropriate balance between fixed and floating interest rates on borrowings. As of the dates shown, its exposure to interest rate fluctuation risk was as follows:

	(in thousands of yen)
	As of February 28, 2023	As of February 28, 2022
Borrowings with floating rates	547,444	511,176

For financial instruments held by Mediagene as of February 28, 2023 and February 28, 2022, the impact on profit or loss in the consolidated statements of profit or loss in the event of a 1.0% increase in interest rates was as follows, assuming all other variables are held constant.

	(in thousands of yen)
	As of February 28, 2023	As of February 28, 2022
Profit or loss	(3,580)	(3,343)

BLUE OCEAN’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this section, references to “Blue Ocean,” “we,” “us” and “our” refer to Blue Ocean Acquisition Corp. The following discussion and analysis of Blue Ocean’s financial condition and results of operations should be read in conjunction with Blue Ocean’s financial statements and the notes thereto contained elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. Please see “Cautionary Statement Regarding Forward-Looking Statements” and “Market, Industry and Other Data.” Blue Ocean’s actual results may differ significantly from the results, expectations and plans discussed in these forward-looking statements as a result of many factors, including but not limited to those described under “Risk Factors” and elsewhere in this proxy statement/prospectus.

Overview

We are a blank check company incorporated on March 26, 2021 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. We consummated the Blue Ocean IPO on December 7, 2021. We did not commence operations until after the closing of the Blue Ocean IPO, and as of December 31, 2023, we have not engaged in any significant operations nor generated any operating revenues to date. We will not generate any operating revenues until after completion of our initial Merger.

As of June 30, 2024 and December 31, 2023, we had cash of approximately $60,159 and $61,977 respectively. As of June 30, 2024 and December 31, 2023, we had a working capital deficit of approximately $7,266,566 and $4,204,802, respectively. We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to raise capital or to complete a business combination will be successful.

Extension Amendments

On August 29, 2023, shareholders of Blue Ocean held the Extension Meeting wherein Blue Ocean Public Shareholders approved the proposal to amend the Blue Ocean Articles to give Blue Ocean the right to extend the date by which it has to consummate a business combination from September 7, 2023 to June 7, 2024, by depositing into the Trust Account $60,000 for each of the nine subsequent one-month extensions. On May 29, 2024, shareholders of Blue Ocean held the Second Extension Meeting wherein Blue Ocean Public Shareholders approved the proposal to amend the Blue Ocean Articles to give Blue Ocean the right to extend the date by which it has to consummate a business combination from June 7, 2024 to December 7, 2024, by depositing into the Trust Account $30,000 for each of the six subsequent one-month extensions.

Conversion of Blue Ocean Class B Shares to Blue Ocean Class A Shares

On June 21, 2024, the Sponsor, Norman Pearlstine, Joel Motley, Matt Goldberg, Priscilla Han, Apollo Credit Strategies Master Fund Ltd. and other holders of the Founder Shares converted 4,743,749 Founder Shares into Blue Ocean Class A Shares. The Blue Ocean Class A Shares issued in connection with the Conversion are subject to the same restrictions applicable to the Blue Ocean Class B Shares prior to the Conversion, including, among other things, certain transfer restrictions, waiver of redemption rights and the obligation to vote in favor of an initial business combination as described elsewhere in this proxy statement/prospectus. Notwithstanding the Conversion, the Sponsor will not be entitled to receive any monies held in the Trust Account as a result of its ownership of shares of Blue Ocean Class A Shares issued upon conversion of the Founder Shares. Following the Conversion and taking into account the redemptions described above, we have an aggregate of 6,585,699 Blue Ocean Class A Shares issued and outstanding and one Blue Ocean Class B Share issued and outstanding.

Proposed Merger

On June 6, 2023, we entered into the Original Merger Agreement with TNL Mediagene and Merger Sub. On May 29, 2024 we entered into the first amendment to the Original Merger Agreement and on October 23, 2024, we entered into the second amendment to the Original Merger Agreement (together with the first amendment and the Original Merger Agreement as it may be amended from time to time, the “Merger Agreement”). On the terms and subject to the conditions set forth in the Merger Agreement, the parties thereto will enter into the Merger, pursuant to which, among other things, Merger Sub will merge with and into Blue Ocean, with Blue Ocean surviving the Merger as a wholly owned subsidiary of TNL Mediagene. At the closing of the Merger, by virtue of the Merger, our outstanding Blue Ocean Class A Shares and Public Warrants will be canceled and converted into the right to receive equivalent TNL Mediagene Ordinary Shares and TNL Mediagene Warrants, and TNL Mediagene is expected to be the publicly traded company with its TNL Mediagene Ordinary Shares and TNL Mediagene Warrants listed on Nasdaq.

For more information about the Merger Agreement and the proposed Merger, see “The Merger Agreement and Ancillary Documents” and “Agreements Entered into in Connection with the Merger.”

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. We will not generate any operating revenues until after completion of our initial Merger. We will generate non-operating income in the form of interest income on cash and cash equivalents. There has been no significant change in our financial or trading position and no material adverse change has occurred since the date of our audited financial statements. We have incurred and expect to continue to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the three and six months ended June 30, 2024, we had net losses of $963,275 and $1,059,551, respectively, which were impacted by the change in fair value of warrant liability of $69,236 and $84,206, respectively, interest earned on cash held in trust account of $711,332 and $1,588,007, respectively, offset by interest expense of $31,327 and $33,958, respectively, and a loss from operations of $1,712,516 and $2,697,805, respectively.

For the three months ended June 30, 2023, we had net income of $899,440 which was impacted by interest earned on marketable securities held in the trust account of $1,740,574, change in fair value of warrant liability of $879,488, unrealized gain on marketable securities held in the trust account of $577,612 and a loss from operations of $2,298,234.

For the six months ended June 30, 2023, we had net income of $2,539,092 which was impacted by interest earned on marketable securities held in the trust account of $3,878,696, change in fair value of warrant liability of $596,929, unrealized gain on marketable securities held in the trust account of $670,104, and a loss from operations of $2,606,637.

For the year ended December 31, 2023, we had net income of $4,422,350 which consists of operating expenses of $4,125,912, $15,833 of interest expense, gain on change in fair value of the warrant liability of $1,029,188, interest earned on marketable securities of $6,864,803, and $670,104 of unrealized gain on marketable securities.

For the year ended December 31, 2022, we had net income of $12,658,706 which consists of operating expenses of $1,243,831, gain on change in fair value of the warrant liability of $11,226,187, interest earned on marketable securities of $854,167, and $1,822,183 of unrealized gain on marketable securities.

Liquidity and Capital Resources

On December 7, 2021, we consummated the Blue Ocean IPO of 16,500,000 Blue Ocean Units and the Private Placement of an aggregate of 8,235,000 Blue Ocean Private Placement Warrants, generating gross proceeds of $173,235,000. On December 9, 2021, the Underwriter exercised in full the option granted to them by Blue Ocean to purchase up to 2,475,000 additional Blue Ocean Units to cover over-allotments, and we issued an additional 990,000 Blue Ocean Private Placement Warrants in the Additional Private Placement, generating total gross proceeds of $25,245,000.

Following the Blue Ocean IPO, the exercise of the over-allotment option and the sale of the Blue Ocean Private Placement Warrants, a total of $193,545,000 was placed in the Trust Account. We incurred $12,517,335 in transaction costs, including $3,795,000 in cash underwriting fees, $6,641,250 of deferred underwriting fees, $1,248,100 of offering costs related to the fair value of the Founder Shares sold to Apollo, and $832,985 of other offering costs.

For the six months ended June 30, 2024, cash used in operating activities was $528,968. Net loss of $1,059,551 was impacted by interest earned on cash held in the Trust Account of $1,588,006, change in fair value of warrant liability of $84,206, interest expense of $33,958 and changes in operating assets and liabilities, $2,168,837.

For the twelve months ended December 31, 2023, cash used in operating activities was $1,555,597. Net income of $4,422,350 was impacted by interest earned on marketable securities held in the Trust Account of $6,864,803, gain on change in fair value of warrant liability of $1,029,188, unrealized gain on marketable securities held in the Trust Account of $670,104, interest expense of $15,833 and changes in operating assets and liabilities which used $2,570,315 from operating activities.

For the twelve months ended December 31, 2022, cash used in operating activities was $411,937. Net income of $12,658,706 was impacted by interest earned on marketable securities held in the Trust Account of $854,167, gain on change in fair value of warrant liability of $11,226,187, unrealized gain on marketable securities held in the Trust Account of $1,822,183 and changes in operating assets and liabilities which used $831,893 from operating activities

As of June 30, 2024, and December 31, 2023, we had cash of $20,811,005 and $67,214,745 held in the Trust Account, respectively. We intend to use substantially all of the funds held in the Trust Accounts, including any amounts representing interest earned on the Trust Account (less taxes paid and deferred underwriting commissions) to complete our initial Merger. We may withdraw interest to pay taxes. During the twelve months ended December 31, 2022 and 2023, we did not withdraw any interest earned on the Trust Accounts to pay taxes.

In connection with the Extension Meeting held on August 29, 2023, the Blue Ocean Public Shareholders of record were provided the opportunity to exercise their redemption rights. Holders of 12,817,785 Blue Ocean Class A Shares exercised their right to redemption, subsequently a total of $136,786,445 in redemption payments were made in connection with this redemption from the Trust Account. To the extent that our shares or debt are used, in whole or in part, as consideration to complete our initial business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

As of June 30, 2024 and December 31, 2023, we had cash of approximately $60,159 and $61,977 outside of the Trust Account, respectively. We intend to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete our initial business combination.

In addition, in order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete our initial business combination, we may repay such loaned amounts out of the proceeds of the Trust Account released to us. Otherwise, such loans may be repaid only out of funds held outside the Trust Account. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used to repay such loaned amounts. Up to $1,500,000 of such loans may be convertible into warrants of the post-business combination company, at a price of $1.00 per warrant at the option of the lender.

On June 20, 2023, Blue Ocean issued the 2023 Sponsor Convertible Note to the Sponsor. which was amended on May 30, 2024 to extend its maturity date from June 7, 2024 to December 7, 2024, pursuant to which the Sponsor agreed to loan Blue Ocean up to an aggregate principal amount of up to $1,500,000. The 2023 Sponsor Convertible Note is payable on the earlier of the date on which Blue Ocean consummates an initial business combination or December 7, 2024. Upon consummation of an initial business combination, the Sponsor will have the option, but not the obligation, to convert the entire principal balance of the 2023 Sponsor Convertible Note, in whole or in part, into warrants of the post-business combination entity at a price of $1.00 per warrant. The terms of such warrants (if issued) will be identical to the terms of the Blue Ocean Private Placement Warrants issued by Blue Ocean in connection with the Blue Ocean IPO. The 2023 Sponsor Convertible Note is subject to customary events of default, the occurrence of any of which automatically triggers the unpaid principal and interest balance of the 2023 Sponsor Convertible Note and all other sums payable with regard to the 2023 Sponsor Convertible Note becoming immediately due and payable. As of June 30, 2024 and December 31, 2023, the outstanding principal balance under the 2023 Sponsor Convertible Note amounted to an aggregate of $1,411,884 and $1,095,833, respectively.

On August 3, 2023, Blue Ocean issued an unsecured promissory note to TNL Mediagene pursuant to which TNL Mediagene initially agreed to loan Blue Ocean up to an aggregate principal amount of up to $400,000, which was later amended and restated on July 15, 2024 to increase the aggregate principal amount available for drawdowns to up to $650,000 (the “TNL Mediagene Working Capital Note”). The TNL Mediagene Working Capital Note is a non-interest bearing, unsecured promissory note that will not be repaid in the event that the Merger Agreement is terminated prior to the Merger. The TNL Mediagene Working Capital Note will be paid on the date on which Blue Ocean consummates the transactions contemplated by the Merger Agreement. The following shall constitute an event of default under the TNL Mediagene Working Capital Note: (i) a failure to pay the principal within five business days of the maturity date and (ii) the commencement of a voluntary or involuntary bankruptcy action. As of June 30, 2024 and December 31, 2023, the outstanding principal balance under the TNL Mediagene Working Capital Note amounted to an aggregate of $249,906 and $149,946, respectively.

On April 5, 2024, Blue Ocean issued the 2024 Sponsor Promissory Note to the Sponsor pursuant to which the Sponsor agreed to loan Blue Ocean up to an aggregate principal amount of up to $750,000, with a flat repayment rate of 10%. Pursuant to the terms of the 2024 Sponsor Promissory Note, if the Merger is not consummated, the 2024 Sponsor Promissory Note will be repaid solely to the extent that Blue Ocean has funds available to it outside of its Trust Account, and that all other amounts will be contributed to capital, forfeited, eliminated or otherwise forgiven or eliminated. The 2024 Sponsor Promissory Note is subject to events of default, the occurrence of any of which automatically triggers the unpaid principal of the 2024 Sponsor Promissory Note and all other sums payable with regard to the 2024 Sponsor Promissory Note becoming immediately due and payable. As of the date of this proxy statement/prospectus, the outstanding principal balance under the 2024 Sponsor Promissory Note amounted to an aggregate of $750,000 (and 825,000 owed giving effect to the 10% repayment rate).

Based on the foregoing, management believes that Blue Ocean will have sufficient working capital and borrowing capacity from the Sponsor or an affiliate of the Sponsor, or certain of Blue Ocean’s officers and directors to meet its needs through the earlier of the consummation of an initial business combination or one year from this filing. Over this time period, Blue Ocean will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial business combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating an initial business combination.

In connection with Blue Ocean’s assessment of going concern considerations in accordance with the authoritative guidance in FASB ASU 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” Blue Ocean has until December 7, 2024, to consummate an initial business combination. It is uncertain that the Blue Ocean will be able to consummate an initial business combination by the specified period. If an initial business combination is not consummated by December 7, 2024 and Blue Ocean decides not to extend the period of time to consummate an initial business combination, there will be a mandatory liquidation and subsequent dissolution.

Blue Ocean’s evaluation of its liquidity condition and the date for mandatory liquidation and subsequent dissolution raise substantial doubt about Blue Ocean’s ability to continue as a going concern one year from the date that these condensed financial statements are issued. These condensed financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should Blue Ocean be unable to continue as a going concern.

Off-Balance Sheet Arrangements

As of June 30, 2024, we did not have any obligations, assets or liabilities that would be considered off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and did not have any commitments or contractual obligations.

Contractual Obligations

Administrative Support Agreement

On December 2, 2021, we entered into an Administrative Support Agreement pursuant to which we may reimburse the Sponsor (and the Sponsor may then reimburse NBM Management LLC, an affiliate of the Sponsor) up to an amount of $10,000 per month for office space and secretarial and administrative support, and we are accruing that obligation.

Registration Rights

The holders of the Founder Shares, Blue Ocean Private Placement Warrants and any warrants that may be issued upon conversion of the Working Capital Loans (and in each case holders of their component securities, as applicable) are entitled to registration rights pursuant to a registration rights agreement effective December 2, 2021, which require us to register such securities for resale (in the case of the Founder Shares, only after conversion to Blue Ocean Class A Shares). The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a business combination and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. We will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

We paid a cash underwriting discount of 2.00% of the gross proceeds of the Blue Ocean IPO, or $3,795,000 due to the exercise of the over-allotment option in full. In addition, the underwriter will be entitled to a deferred fee of three and a half percent (3.50%) of the gross proceeds of the Blue Ocean IPO, or $6,641,250. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that we complete a business combination, subject to the terms of the underwriting agreement. The underwriter has reimbursed us for $550,000 for offering expenses. The reimbursement of these costs has been accounted for as a reduction to offering costs of the Blue Ocean IPO.

Critical Accounting Policies and Estimates

This management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to fair value of financial instruments and accrued expenses. We base our estimates on historical experience, known trends and events and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Warrant Liability

Blue Ocean accounts for the Public Warrants and Blue Ocean Private Placement Warrants as either equity-classified or liability-classified instruments based on an assessment of the specific terms of the Public Warrants and Blue Ocean Private Placement Warrants and the applicable authoritative guidance in Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”) 480 and ASC 815. The assessment considers whether they are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and meet all of the requirements for equity classification under ASC 815, including whether the Public Warrants and Blue Ocean Private Placement Warrants are indexed to Blue Ocean’s own common shares and whether the holders of the Public Warrants and Blue Ocean Private Placement Warrants could potentially require “net cash settlement” in a circumstance outside of Blue Ocean’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of issuance of the Public Warrants and Blue Ocean Private Placement Warrants and as of each subsequent quarterly period end date while the Public Warrants and Blue Ocean Private Placement Warrants are outstanding. For issued or modified warrants that meet all of the criteria for equity classification, such warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, such warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of liability-classified warrants are recognized as a non-cash gain or loss on the statement of operations.

Blue Ocean Class A Shares Subject to Possible Redemption

Blue Ocean Class A Shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Blue Ocean Class A Shares (including Blue Ocean Class A Shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within Blue Ocean’s control) are classified as temporary equity. At all other times, Blue Ocean Class A Shares are classified as shareholders’ equity. Blue Ocean Class A Shares feature certain redemption rights that are considered to be outside of our control and subject to the occurrence of uncertain future events. Accordingly, as of June 30, 2024 and December 31, 2023, 1,841,950 and 6,157,215 Blue Ocean Class A Shares subject to possible redemption are presented as temporary equity, respectively, outside of the shareholders’ deficit section of Blue Ocean’s condensed balance sheet.

Net Income Per Ordinary Share

Basic income per ordinary share is computed by dividing net income applicable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Consistent with ASC 480, ordinary shares subject to possible redemption, as well as their pro rata share of undistributed trust earnings consistent with the two-class method, have been excluded from the calculation of income per ordinary share for the six month period ended June 30, 2024 and June 30, 2023. Such shares, if redeemed, only participate in their pro rata share of trust earnings. Diluted income per share includes the incremental number of ordinary shares to be issued to settle warrants, as calculated using the treasury method. For the period from December 31, 2023 to June 30, 2024, Blue Ocean did not have any dilutive warrants, securities or other contracts that could potentially, be exercised or converted into ordinary shares. As a result, diluted income per ordinary share is the same as basic income per ordinary share for all periods presented.

2023 Sponsor Convertible Note

Upon issuance, we separately account for the liability and equity components of the 2023 Sponsor Convertible Note by estimating the fair values of (i) the liability component without a conversion feature and (ii) the conversion feature. This results in a bifurcation of a component of the debt, classification of that component in equity and the accretion of the resulting discount on the debt to be recognized as part of interest expense in our consolidated statements of income unless the amount is determined to be de minimis. Upon settlement of the 2023 Sponsor Convertible Note instruments, we allocate the total consideration between the liability and equity components based on the fair value of the liability component without the conversion feature. If applicable, the difference between the consideration allocated to the liability component and the net carrying value of the liability component is recognized as an extinguishment loss or gain. The remaining settlement consideration is allocated to the equity component and recognized as a reduction of additional paid-in capital in our consolidated balance sheets.

Recently Issued Accounting Standards

In August 2020, the FASB issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. As a smaller reporting company, ASU 2020-06 is effective January 1, 2024 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. Blue Ocean is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on Blue Ocean’s financial statements.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected to irrevocably opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time public companies adopt the new or revised standard. This may make comparison of our financial statements with another emerging growth company that has not opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of the Blue Ocean IPO or until we are no longer an “emerging growth company,” whichever is earlier.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Unless the context otherwise requires, defined terms included in this section have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

Introduction

The unaudited pro forma condensed combined financial information below has been prepared to illustrate the effect of the Merger between TNL Mediagene and Blue Ocean, and related proposed transactions, including the Recapitalization, the issuance of the Earn-Out Shares and the conversion of each of the 2023 Sponsor Convertible Note, the DaEx Conversion Rights, 2024 TNL Mediagene Convertible Notes and the 2024 TNL Mediagene Subordinated Unsecured Convertible Note, as well as the merger between The News Lens, Co., Ltd. and Mediagene Inc. completed on May 25, 2023 (the “TNL Mediagene Merger”).

The following unaudited pro forma condensed combined balance sheet as of June 30, 2024 combines the historical unaudited condensed balance sheet of Blue Ocean as of June 30, 2024 with the historical unaudited interim condensed consolidated balance sheet of TNL Mediagene as of June 30, 2024, giving pro forma effect to the Merger as if it had occurred on June 30, 2024.

The following unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2024 combines the historical unaudited interim condensed statement of operations of Blue Ocean for the six months ended June 30, 2024 and the historical unaudited interim condensed consolidated statement of operations of TNL Mediagene for the six months ended June 30, 2024, giving pro forma effect to the Merger as if it had occurred on January 1, 2023.

The following unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 combines the historical statement of operations of Blue Ocean for the year ended December 31, 2023 and the historical consolidated statement of operations of TNL Mediagene for the year ended December 31, 2023, giving pro forma effect to the Merger and the TNL Mediagene Merger as discussed further in Note 31 to the consolidated financial statements of TNL Mediagene as of and for the years ended December 31, 2022 and 2023 as if both had occurred on January 1, 2023, the beginning of the period presented.

The historical financial information included in the unaudited pro forma condensed combined balance sheet as of June 30, 2024 and unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2024, has been derived from:

•        the historical unaudited interim condensed financial statements of Blue Ocean as of and for the six months ended June 30, 2024, and the related notes, prepared in accordance with U.S. GAAP, included elsewhere in this proxy statement/prospectus; and

•        the historical unaudited interim condensed consolidated financial statements of TNL Mediagene as of and for the six months ended June 30, 2024, and the related notes, prepared in accordance with IFRS, included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 has been derived from:

•        the historical audited financial statements of Blue Ocean as of and for the year ended December 31, 2023, and the related notes, prepared in accordance with U.S. GAAP, included elsewhere in this proxy statement/prospectus;

•        the historical audited combined financial statements of TNL Mediagene as of and for the year ended December 31, 2023 and the related notes, prepared in accordance with IFRS, included elsewhere in this proxy statement/prospectus; and

•        the unaudited financial data of Mediagene for the period from January 1, 2023 to May 25, 2023 prior to the TNL Mediagene Merger, prepared in accordance with IFRS.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. TNL Mediagene has elected not to present any estimates related to potential synergies and other transaction effects that are reasonably expected to occur or have already occurred and will only present the accounting adjustments for the transaction (“Transaction Accounting Adjustments”) in the unaudited pro forma condensed combined financial information as follows:

(i)     Transaction Accounting Adjustments that have been identified and adjusted to reflect the pro forma adjustments that are directly attributable to the Merger (see “— Notes to Unaudited Pro Forma Condensed Combined Financial Information — Note 5 — Adjustments to Unaudited Pro Forma Condensed Combined Financial Information” below for more detail); and

(ii)     the pro forma adjustment to reflect the effect of the TNL Mediagene Merger on the condensed combined statement of operations as if it had been completed as of January 1, 2023, which includes the increase in depreciation and amortization expense on fair value of property, plant and equipment and intangibles assets recognized, and the tax effect on pro forma adjustments (see “— Notes to Unaudited Pro Forma Condensed Combined Financial Information — Note 2 — TNL Mediagene Merger” below for more detail).

The unaudited pro forma condensed combined financial information has been presented for informational purposes only. The unaudited pro forma condensed combined financial information does not purport to represent what the actual consolidated results of operations of TNL Mediagene would have been if the Merger and the TNL Mediagene Merger had occurred on the date assumed, nor is it necessarily indicative of future consolidated results of operations. The unaudited pro forma condensed combined financial information does not purport to represent what the actual consolidated financial position of TNL Mediagene would have been if the Merger had occurred on the date assumed.

The unaudited pro forma adjustments represent management’s estimate based on information available as of the date of these unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analysis is performed. TNL Mediagene’s actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. Such differences might include but are not limited to the estimated fair value of TNL Mediagene equity consideration, the exercise of conversion options in respect of the DaEx Conversion Rights according to the Investment Agreement, the estimated fair value of the Earn-Out Shares, the exercise of redemption rights in respect of the Public Shares, the exercise of the conversion options in respect of the 2023 Sponsor Convertible Note, the exercise of conversion options in respect of the 2024 TNL Mediagene Convertible Notes and the exercise of conversion in respect of the 2024 TNL Mediagene Subordinated Unsecured Convertible Note.

This information should be read together with the accompanying notes to the unaudited pro forma condensed combined financial information, TNL Mediagene’s unaudited interim condensed consolidated financial statements as of June 30, 2024 and the for the six months ended June 30, 2023 and 2024 and related notes, TNL Mediagene’s audited consolidated financial statements as of and for the years ended December 31, 2022 and 2023 and related notes, Blue Ocean’s unaudited interim condensed financial statements as of June 30, 2024 and for the six months ended June 30, 2023 and 2024 and related notes, Blue Ocean’s audited financial statements as of and for the years ended December 31, 2022 and 2023 and related notes, the sections titled “TNL Mediagene’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Blue Ocean’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information included elsewhere in this proxy statement/prospectus.

TNL Mediagene’s Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2024

(in U.S. Dollar)

	TNL Mediagene (IFRS Historical)	Blue Ocean (U.S. GAAP Historical)	IFRS Conversion and Presentation	Note	Scenario 1: No Redemption with the 2023 Sponsor Convertible Note Settled by Cash			Scenario 2: Maximum Redemption with the 2023 Sponsor Convertible Note Settled by Cash			Scenario 3: No Redemption with the 2023 Sponsor Convertible Note Settled by Warrants			Scenario 4: Maximum Redemption with the 2023 Sponsor Convertible Note Settled by Warrants
					Transaction Accounting Adjustments	Note	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined
Assets
Current Assets
Cash and cash equivalents	3,136,555	60,159	—		20,811,005	A	7,154,267	20,811,005	A	—	20,811,005	A	8,566,151	20,811,005	A	—
					(6,641,250)	E		(20,811,005)	D		(6,641,250)	E		(20,811,005)	D
					(7,075,337)	H		(6,641,250)	E		(7,075,337)	H		(6,641,250)	E
					(3,535,000)	I		(7,075,337)	H		(3,535,000)	I		(7,075,337)	H
					(715,306)	J		(3,535,000)	I		(715,306)	J		(3,535,000)	I
					(1,461,675)	K		(715,306)	J		(49,791)	K		(715,306)	J
					250,000	P		(1,461,675)	K		250,000	P		(49,791)	K
					1,325,116	R		250,000	P		1,325,116	R		250,000	P
					1,000,000	S		1,325,116	R		1,000,000	S		1,325,116	R
								1,000,000	S					1,000,000	S
								13,656,738	U					12,244,854	U
Current financial assets at amortized cost	63,003	—	—		—		63,003	—		63,003	—		63,003	—		63,003
Current contract assets	1,096,096	—	—		—		1,096,096	—		1,096,096	—		1,096,096	—		1,096,096
Notes receivable	453	—	—		—		453	—		453	—		453	—		453
Accounts receivable, net	5,579,150	—	—				5,579,150			5,579,150			5,579,150			5,579,150
Other receivable	403,389	—	—		(249,906)	M	153,483	(249,906)	M	153,483	(249,906)	M	153,483	(249,906)	M	153,483
Current income tax assets	14,751	—	—				14,751			14,751			14,751			14,751
Inventories	135,672	—	—		—		135,672	—		135,672	—		135,672	—		135,672
Prepayments	654,129	89,169	—		(180,057)	I	563,241	(180,057)	I	563,241	(180,057)	I	563,241	(180,057)	I	563,241
Other current assets	26,148	—	—		—		26,148	—		26,148	—		26,148	—		26,148
	11,109,346	149,328	—		3,527,590		14,786,264	(3,626,677)		7,631,997	4,939,474		16,198,148	(3,626,677)		7,631,997
Non-current assets
Non-current financial assets at fair value through profit or loss	35,216	—	—		—		35,216	—		35,216	—		35,216	—		35,216
Non-current financial assets at fair value through other comprehensive income	102,596	—	—		—		102,596	—		102,596	—		102,596	—		102,596
Non-current financial assets at amortized cost	318,952	—	—		—		318,952	—		318,952	—		318,952	—		318,952
Property, plant and equipment, net	455,988	—	—				455,988			455,988			455,988			455,988
Right-of-use assets	5,172,772	—	—		—		5,172,772	—		5,172,772	—		5,172,772	—		5,172,772
Goodwill	60,223,282	—	—				60,223,282			60,223,282			60,223,282			60,223,282
Intangible assets	32,276,724	—	—		—		32,276,724	—		32,276,724			32,276,724	—		32,276,724
Deferred income tax assets	619,773	—	—		—		619,773	—		619,773	—		619,773	—		619,773
Other non-current assets	715,132	—	—		—		715,132	—		715,132	—		715,132	—		715,132
Marketable securities held in trust account	—	20,811,005	—		(20,811,005)	A	—	(20,811,005)	A	—	(20,811,005)	A	—	(20,811,005)	A	—
	99,920,435	20,811,005	—		(20,811,005)		99,920,435	(20,811,005)		99,920,435	(20,811,005)		99,920,435	(20,811,005)		99,920,435
Total assets	111,029,781	20,960,333	—		(17,283,415)		114,706,699	(24,437,682)		107,552,432	(15,871,531)		116,118,583	(24,437,682)		107,552,432

	TNL Mediagene (IFRS Historical)	Blue Ocean (U.S. GAAP Historical)	IFRS Conversion and Presentation	Note	Scenario 1: No Redemption with the 2023 Sponsor Convertible Note Settled by Cash			Scenario 2: Maximum Redemption with the 2023 Sponsor Convertible Note Settled by Cash			Scenario 3: No Redemption with the 2023 Sponsor Convertible Note Settled by Warrants			Scenario 4: Maximum Redemption with the 2023 Sponsor Convertible Note Settled by Warrants
					Transaction Accounting Adjustments	Note	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined
Liabilities
Current liabilities
Short-term borrowings	3,348,183	—	—		—		3,348,183	—		3,348,183	—		3,348,183	—		3,348,183
	1,538,000	—	—		250,000	P	—	250,000	P	—	250,000	P	—	250,000	P	—
Current financial liabilities at fair value through profit or loss					(1,788,000)	Q		(1,788,000)	Q		(1,788,000)	Q		(1,788,000)	Q
					1,000,000	S		1,000,000	S		1,000,000	S		1,000,000	S
					(1,000,000)	T		(1,000,000)	T		(1,000,000)	T		(1,000,000)	T
Current financial liabilities at amortized cost	673,722	—	—		(673,722)	G	—	(673,722)	G	—	(673,722)	G	—	(673,722)	G	—
Current contract liabilities	572,168	—	—		—		572,168	—		572,168	—		572,168	—		572,168
Accounts payable	1,944,948	—	—				1,944,948			1,944,948			1,944,948			1,944,948
Accounts payable – related parties	3,812	290,000			(290,000)	J	3,812	(290,000)	J	3,812	(290,000)	J	3,812	(290,000)	J	3,812
Account payable and accrued expenses	—	4,989,007	—		(4,989,007)	H	—	(4,989,007)	H	—	(4,989,007)	H	—	(4,989,007)	H	—
Promissory note, convertible – related party	—	1,461,675	—		(1,461,675)	K	—	(1,461,675)	K	—	(1,461,675)	K	—	(1,461,675)	K	—
Promissory note – related party	—	425,306	—		(425,306)	J	—	(425,306)	J	—	(425,306)	J	—	(425,306)	J	—
Promissory note	—	249,906	—		(249,906)	M	—	(249,906)	M	—	(249,906)	M	—	(249,906)	M	—
Other payables	8,280,337	—	—		(2,211,667)	I	6,068,670	(2,211,667)	I	19,725,408	(2,211,667)	I	6,068,670	(2,211,667)	I	18,313,524
								13,656,738	U					12,244,854	U
Other payables – related parties	672,580	—	—		—		672,580	—		672,580	—		672,580	—		672,580
Long-term bank loans, current portion	3,108,936	—	—		—		3,108,936	—		3,108,936	—		3,108,936	—		3,108,936
Long-term bonds payable, current portion	143,370	—	—		—		143,370	—		143,370	—		143,370	—		143,370
Current lease liabilities	724,152	—	—		—		724,152	—		724,152	—		724,152	—		724,152
Other current liabilities	1,746,424	—	—				1,746,424			1,746,424			1,746,424			1,746,424
	22,756,632	7,415,894	—		(11,839,283)		18,333,243	1,817,455		31,989,981	(11,839,283)		18,333,243	405,571		30,578,097
Non-current liabilities
Non-current financial liabilities at amortized costs	1,848,998	—	—		—		1,848,998	—		1,848,998	—		1,848,998	—		1,848,998
Long-term bank loans	3,577,325	—	—		1,325,116	R	4,902,441	1,325,116	R	4,902,441	1,325,116	R	4,902,441	1,325,116	R	4,902,441
Deferred tax liabilities	10,731,119	—	—		—		10,731,119	—		10,731,119	—		10,731,119	—		10,731,119
Non-current Lease liabilities	4,263,679	—	—		—		4,263,679	—		4,263,679	—		4,263,679	—		4,263,679
Provisions	391,467	—	—		—		391,467	—		391,467	—		391,467	—		391,467
Other non-current liabilities	1,026,246	—	—				1,026,246			1,026,246			1,026,246			1,026,246
Accrued offering costs, non-current	—	806,823	—		(806,823)	H	—	(806,823)	H	—	(806,823)	H	—	(806,823)	H	—
Warrant liabilities	—	290,044	—		(58,002)	C	232,042	(69,086)	C	220,958	(58,002)	C	253,926	(69,086)	C	242,842
											1,411,884	K		1,411,884	K
											(1,390,000)	L		(1,390,000)	L
Deferred underwriting fee payable	—	6,641,250	—		(6,641,250)	E	—	(6,641,250)	E	—	(6,641,250)	E	—	(6,641,250)	E	—
Non current financial liabilities at fair value through profit or loss	—	—	20,811,005	(1)	(20,811,005)	D	—	(20,811,005)	D	—	(20,811,005)	D	—	(20,811,005)	D	—
	21,838,834	7,738,117	20,811,005		(26,991,964)		23,395,992	(27,003,048)		23,384,908	(26,970,080)		23,417,876	(26,981,164)		23,406,792
Total liabilities	44,595,466	15,154,011	20,811,005		(38,831,247)		41,729,235	(25,185,593)		55,374,889	(38,809,363)		41,751,119	(26,575,593)		53,984,889

	TNL Mediagene (IFRS Historical)	Blue Ocean (U.S. GAAP Historical)	IFRS Conversion and Presentation	Note	Scenario 1: No Redemption with the 2023 Sponsor Convertible Note Settled by Cash			Scenario 2: Maximum Redemption with the 2023 Sponsor Convertible Note Settled by Cash			Scenario 3: No Redemption with the 2023 Sponsor Convertible Note Settled by Warrants			Scenario 4: Maximum Redemption with the 2023 Sponsor Convertible Note Settled by Warrants
					Transaction Accounting Adjustments	Note	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined
Commitments
Class A	—	20,811,005	(20,811,005)	(1)	—		—	—		—	—		—	—		—
Equity
Equity attributable to equity holders of the Company Blue Ocean Class A ordinary shares, $0.0001 Par Value; 200,000,000 shares authorized; 4,743,749 at June 30, 2024	—	474	—		(474)	B	—	(474)	B	—	(474)	B	—	(474)	B	—
Equity attributable to equity holders of the Company Blue Ocean Class B ordinary shares, $0.0001 Par Value; 20,000,000 shares authorized; 1 at June 30, 2024	—	—	—			B	—	—	B	—	—	B	—	—	B	—
TNL Mediagene ordinary share(2)	21,882	—	—		6	G	2,679	6	G	2,495	6	G	2,679	6	G	2,495
					184	D		(19,420)	F		184	D		(19,420)	F
					(19,420)	F		17	Q		(19,420)	F		17	Q
					17	Q		10	T		17	Q		10	T
					10	T					10	T

Capital collected in advance	4,260	—	—		—		4,260	—		4,260	—		4,260	—		4,260
Capital surplus	105,829,295	—	—		474	B	164,074,673	474	B	138,353,901	474	B	164,074,673	474	B	138,353,901
					673,716	G		673,716	G		673,716	G		673,716	G
					58,002	C		69,086	C		58,002	C		69,086	C
					20,810,821	D		19,420	F		20,810,821	D		19,420	F
					19,420	F		(16,284,664)	N		19,420	F		(14,894,664)	N
					(270,771)	I		45,264,955	O		(270,771)	I		43,874,955	O
					(16,284,664)	N		1,781,629	Q		(14,894,664)	N		1,781,629	Q
					50,456,761	O		999,990	T		49,066,761	O		999,990	T
					1,781,629	Q					1,781,629	Q
					999,990	T					999,990	T

Accumulated deficit	(38,123,550)	(15,005,157)	—		(1,279,507)	H	(89,806,576)	(1,279,507)	H	(84,885,541)	(1,279,507)	H	(88,416,576)	(1,279,507)	H	(83,495,541)
					(1,232,619)	I		(1,503,390)	I		(1,232,619)	I		(1,503,390)	I
					16,284,664	N		16,284,664	N		1,390,000	L		1,390,000	L
					(50,456,761)	O		(45,264,955)	O		14,894,664	N		14,894,664	N
					6,354	Q		6,354	Q		(49,066,761)	O		(43,874,955)	O
											6,354	Q		6,354	Q
Other equity interst	(1,047,288)	—	—		—		(1,047,288)	—		(1,047,288)	—		(1,047,288)	—		(1,047,288)
Equity attributable to equity holders of the Company	66,684,599	(15,004,683)	—		21,547,832		73,227,748	747,911		52,427,827	22,937,832		74,617,748	2,137,911		53,817,827
Non-controlling interest	(250,284)	—	—				(250,284)			(250,284)			(250,284)			(250,284)
Total equity (deficit)	66,434,315	(15,004,683)	—		21,547,832		72,977,464	747,911		52,177,543	22,937,832		74,367,464	2,137,911		53,567,543
Total liabilities and equity	111,029,781	20,960,333	—		(17,283,415)		114,706,699	(24,437,682)		107,552,432	(15,871,531)		116,118,583	(24,437,682)		107,552,432

__________________

(1)      Reflects the U.S. GAAP to IFRS conversion adjustment related to the reclassification of Blue Ocean’s historical mezzanine equity (Blue Ocean Class A Shares subject to possible redemption) into Non-Current Liabilities (Financial liabilities at fair value through profit or loss — non-current).

(2)      The number of authorized, issued and outstanding TNL Mediagene shares as of June 30, 2024 on historical and pro forma basis are as follows:

	Scenario 1: No Redemption with the 2023 Sponsor Convertible Note Settled by Cash	Scenario 2: Maximum Redemption with the 2023 Sponsor Convertible Note Settled by Cash	Scenario 3: No Redemption with the 2023 Sponsor Convertible Note Settled by Warrants	Scenario 4: Maximum Redemption with the 2023 Sponsor Convertible Note Settled by Warrants
Historical basis:
Authorized shares	500,000,000	500,000,000	500,000,000	500,000,000
Issued and outstanding shares	218,816,761	218,816,761	218,816,761	218,816,761
Pro forma basis:
Authorized shares reflecting the effect of Split Factor(1)	56,251,854	56,251,854	56,251,854	56,251,854
Issued and outstanding shares reflecting the effect of Split Factor(1)	24,617,697	24,617,697	24,617,697	24,617,697
Add: Shares issued to
DaEX Convertible Notes holders	58,193	58,193	58,193	58,193
2024 TNL Mediagene Convertible Notes holders	172,808	172,808	172,808	172,808
2024 TNL Mediagene Subordinated Unsecured Convertible Note holder	96,993	96,993	96,993	96,993
Blue Ocean Public Shareholders	1,841,950	—	1,841,950	—
Earn-out Shares Shareholders	2,960,980	2,534,891	2,960,980	2,534,891
Total issued and outstanding shares	29,748,621	27,480,582	29,748,621	27,480,582

__________________

(1)      The Split Factor is 0.112503707.

TNL Mediagene’s Unaudited Pro Forma Condensed Combined Statement of Operations for the Six Months Ended June 30, 2024

(in U.S. Dollar)

	Pro Forma TNL Mediagene (IFRS)	Blue Ocean (U.S. GAAP Historical)	IFRS Conversion and presentation	Note	Scenario 1: No Redemption with the 2023 Sponsor Convertible Note Settled by Cash			Scenario 2: Maximum Redemption with the 2023 Sponsor Convertible Note Settled by Cash			Scenario 3: No Redemption with the 2023 Sponsor Convertible Note Settled by Warrants			Scenario 4: Maximum Redemption with the 2023 Sponsor Convertible Note Settled by Warrants
					Transaction Accounting Adjustments	Note	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined
Revenue	20,605,425	—	—		—		20,605,425	—		20,605,425	—		20,605,425	—		20,605,425
Cost of revenue	(12,418,454)	—	—		—		(12,418,454)	—		(12,418,454)	—		(12,418,454)	—		(12,418,454)
Gross profit	8,186,971	—	—		—		8,186,971	—		8,186,971	—		8,186,971	—		8,186,971
Sales, general and administrative expenses	(12,257,199)	(2,697,805)	—				(14,955,004)			(14,955,004)			(14,955,004)			(14,955,004)
Research and development expenses	(1,503,392)						(1,503,392)			(1,503,392)			(1,503,392)			(1,503,392)
Operating loss	(5,573,620)	(2,697,805)	—		—		(8,271,425)	—		(8,271,425)	—		(8,271,425)	—		(8,271,425)
Interest income	9,530						9,530			9,530			9,530			9,530
Interest earned on marketable securities held in Trust Account	—	1,588,006	—		(1,588,006)	GG	—	(1,588,006)	GG	—	(1,588,006)	GG	—	(1,588,006)	GG	—
Change in fair value of warrant liabilities	—	84,206	—		(16,839)	HH	67,367	(20,057)	HH	64,149	(16,839)	HH	73,720	(20,057)	HH	70,502
											6,353	II		6,353	II
Other income	12,956	—	—		—		12,956	—		12,956	—		12,956	—		12,956
Other gains and losses	(142,598)	—	—		6,354	JJ	(136,244)	6,354	JJ	(136,244)	6,354	JJ	(136,244)	6,354	JJ	(136,244)
Finance costs	(181,531)	(33,958)	—		—		(215,489)	—		(215,489)	—		(215,489)			(215,489)
Profit (loss) before income tax	(5,875,263)	(1,059,551)	—		(1,598,491)		(8,533,305)	(1,601,709)		(8,536,523)	(1,592,138)		(8,526,952)	(1,595,356)		(8,530,170)
Income tax benefit (expense)	(58,864)	—	—		—		(58,864)	—		(58,864)	—		(58,864)	—		(58,864)
Net profit (loss)	(5,934,127)	(1,059,551)	—		(1,598,491)		(8,592,169)	(1,601,709)		(8,595,387)	(1,592,138)		(8,585,816)	(1,595,356)		(8,589,034)

Profit (loss) attributable to:
Owners of parent	(5,920,224)	(1,059,551)	—		(1,598,491)		(8,578,266)	(1,601,709)		(8,581,484)	(1,592,138)		(8,571,913)	(1,595,356)		(8,575,131)
Non-controlling interests	(13,903)	—	—		—		(13,903)	—		(13,903)	—		(13,903)	—		(13,903)
	(5,934,127)	(1,059,551)	—		(1,598,491)		(8,592,169)	(1,601,709)		(8,595,387)	(1,592,138)		(8,585,816)	(1,595,356)		(8,589,034)

Weighted average shares of TNL Mediagene Ordinary Shares Outstanding – Basic and Diluted	218,816,761
Loss per share – Basic and Diluted	(0.03)
Weighted average shares of Blue Ocean Class A Shares Outstanding – Basic and Diluted		5,564,459
Net income per share, Blue Ocean Class A Shares – Basic and Diluted		(0.10)
Weighted average shares of Blue Ocean Class B Shares Outstanding – Basic and Diluted		4,743,750
Net income per share, Blue Ocean Class B Shares – Basic and Diluted		(0.10)
Pro Forma weighted average shares of TNL Mediagene Ordinary Shares Outstanding – Basic and Diluted(1)							29,748,621			27,480,582			29,748,621			27,480,582
Pro Forma loss per share – Basic and Diluted							(0.29)			(0.31)			(0.29)			(0.31)

__________________

(1)      Refer to Note 6, Pro Forma Shares and Earning Per Share Information for more details on TNL Mediagene’s determination of basic and diluted EPS.

TNL Mediagene’s Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2023

(in U.S. Dollar)

	Pro Forma TNL Mediagene (IFRS) (Note 2)	Blue Ocean (U.S. GAAP Historical)	IFRS Conversion and presentation	Note	Scenario 1: No Redemption with the 2023 Sponsor Convertible Note Settled by Cash			Scenario 2: Maximum Redemption with the 2023 Sponsor Convertible Note Settled by Cash			Scenario 3: No Redemption with the 2023 Sponsor Convertible Note Settled by Warrants			Scenario 4: Maximum Redemption with the 2023 Sponsor Convertible Note Settled by Warrants
					Transaction Accounting Adjustments	Note	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined
Revenue	45,206,882	—	—		—		45,206,882	—		45,206,882	—		45,206,882	—		45,206,882
Cost of revenue	(30,797,442)	—	—		—		(30,797,442)	—		(30,797,442)	—		(30,797,442)	—		(30,797,442)
Gross profit	14,409,440	—	—		—		14,409,440	—		14,409,440	—		14,409,440	—		14,409,440
Sales, general and administrative expenses	(20,028,414)	(4,125,912)	—		(3,411,300)	AA	(81,649,800)	(3,411,300)	AA	(76,728,765)	(3,411,300)	AA	(80,259,800)	(3,411,300)	AA	(75,338,765)
					(3,627,413)	BB		(3,898,184)	BB		(3,627,413)	BB		(3,898,184)	BB
					(50,456,761)	CC		(45,264,955)	CC		(49,066,761)	CC		(43,874,955)	CC
Research and development expenses	(3,341,736)						(3,341,736)			(3,341,736)			(3,341,736)			(3,341,736)
Operating loss	(8,960,710)	(4,125,912)	—		(57,495,474)		(70,582,096)	(52,574,439)		(65,661,061)	(56,105,474)		(69,192,096)	(51,184,439)		(64,271,061)
Interest income	20,453						20,453			20,453			20,453			20,453
Interest earned on marketable securities held in Trust Account	—	6,864,803	—		(6,864,803)	DD	—	(6,864,803)	DD	—	(6,864,803)	DD	—	(6,864,803)	DD	—
Unrealized gain on marketable securities held in Trust Account	—	670,104	—		(670,104)	DD	—	(670,104)	DD	—	(670,104)	DD	—	(670,104)	DD	—
Change in fair value of warrant liabilities	—	1,029,188	—		(205,813)	EE	823,375	(245,144)	EE	784,044	(205,813)	EE	2,207,021	(245,144)	EE	2,167,690
											1,383,646	FF		1,383,646	FF
Other income	417,859	—	—		—		417,859	—		417,859	—		417,859	—		417,859
Other gains and losses	5,161,791	—	—		—		5,161,791	—		5,161,791	—		5,161,791			5,161,791
Finance costs	(344,340)	(15,833)	—		—		(360,173)	—		(360,173)	—		(360,173)			(360,173)
Profit (loss) before income tax	(3,704,947)	4,422,350	—		(65,236,194)		(64,518,791)	(60,354,490)		(59,637,087)	(62,462,548)		(61,745,145)	(57,580,844)		(56,863,441)
Income tax benefit (expense)	913,515	—	—		—		913,515	—		913,515	—		913,515	—		913,515
Net profit (loss)	(2,791,432)	4,422,350	—		(65,236,194)		(63,605,276)	(60,354,490)		(58,723,572)	(62,462,548)		(60,831,630)	(57,580,844)		(55,949,926)

Profit (loss) attributable to:
Owners of parent	(2,380,620)	4,422,350	—		(65,236,194)		(63,194,464)	(60,354,490)		(58,312,760)	(62,462,548)		(60,420,818)	(57,580,844)		(55,539,114)
Non-controlling interests	(410,812)	—	—		—		(410,812)	—		(410,812)	—		(410,812)	—		(410,812)
	(2,791,432)	4,422,350	—		(65,236,194)		(63,605,276)	(60,354,490)		(58,723,572)	(62,462,548)		(60,831,630)	(57,580,844)		(55,949,926)

	Pro Forma TNL Mediagene (IFRS) (Note 2)	Blue Ocean (U.S. GAAP Historical)	IFRS Conversion and presentation	Note	Scenario 1: No Redemption with the 2023 Sponsor Convertible Note Settled by Cash			Scenario 2: Maximum Redemption with the 2023 Sponsor Convertible Note Settled by Cash			Scenario 3: No Redemption with the 2023 Sponsor Convertible Note Settled by Warrants			Scenario 4: Maximum Redemption with the 2023 Sponsor Convertible Note Settled by Warrants
					Transaction Accounting Adjustments	Note	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined
Weighted average shares outstanding of TNL Mediagene – Basic and Diluted	201,525,865
Loss per share – Basic and Diluted	(0.01)
Weighted average shares of Blue Ocean Class A Shares Outstanding – Basic and Diluted		14,866,285
Net income per share, Blue Ocean Class A Shares – Basic and Diluted		0.23
Weighted average shares of Blue Ocean Class B Shares Outstanding – Basic and Diluted		4,743,750
Net income per share, Blue Ocean Class B Shares – Basic and Diluted		0.23
Pro Forma weighted average shares of TNL Mediagene Ordinary Shares Outstanding – Basic and Diluted(2)							27,803,331			25,535,292			27,803,331			25,535,292
Pro Forma loss per share – Basic and Diluted							(2.27)			(2.28)			(2.17)			(2.17)

____________

(1)      Refer to Note 2, TNL Mediagene Merger for reconciliation between historical share amounts and the pro forma amounts of TNL Mediagene Ordinary Shares presented here.

(2)      Refer to Note 6, Pro Forma Shares and Earning Per Share Information for more details on TNL Mediagene’s determination of basic and diluted EPS.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 1 — Description of the Merger

On June 6, 2023, Blue Ocean entered into the Original Merger Agreement with TNL Mediagene and Merger Sub, a wholly owned subsidiary of TNL Mediagene. On May 29, 2024 Blue Ocean, TNL Mediagene and Merger Sub entered into the first amendment to the Original Merger Agreement and on October 23, 2024, entered into the second amendment to the Original Merger Agreement (together with the first amendment and the Original Merger Agreement as it may be amended from time to time, the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will merge with and into Blue Ocean, with Blue Ocean surviving the Merger as a wholly owned subsidiary of TNL Mediagene. As a result of the Merger, and upon consummation of the Merger and the other Transactions contemplated by the Merger Agreement, the shareholders of Blue Ocean will become shareholders of TNL Mediagene. After the completion of the Merger, TNL Mediagene’s shares and warrants are expected to trade on the Nasdaq under the ticker symbols TNMG and [TNMGW] respectively, and TNL Mediagene is expected to become a publicly listed company.

Pursuant to the Merger Agreement, immediately prior to the Effective Time, TNL Mediagene will complete the Recapitalization including adopting the TNL Mediagene A&R Articles and effecting the Reverse Share Split to cause the value of the outstanding TNL Mediagene Ordinary Shares to equal an assumed value of $10.00 per share.

Pursuant to the Merger Agreement, immediately prior to the Effective Time, (1) all outstanding Blue Ocean Class B Shares, with a par value of US$0.0001, will be converted into Blue Ocean Class A Shares, with a par value of US$0.0001, at a conversion ratio of 1.00, (2) all outstanding Public Shares, with a par value of US$0.0001, will be exchanged with TNL Mediagene for the right to receive TNL Mediagene Ordinary Shares, with a par value of US$0.0001, at a conversion ratio of 1.00, and (3) each Blue Ocean Warrant will become a warrant exercisable for TNL Mediagene Ordinary Shares on a conversion ratio of 1.00 and on the same terms as the original Blue Ocean Warrant.

Earn-Out Shares and Waiver of Earn-Out Shares and Blue Ocean Private Placement Warrants

On June 6, 2023, the holders of 4,743,750 Founder Shares, including the Sponsor, Apollo, certain members of Blue Ocean’s board of directors, management team and advisory board (“Insiders”) and certain other shareholders of Blue Ocean (“Other Investors”), entered into the Sponsor Lock-Up and Support Agreement, which was partially amended on October 23, 2024 by and among the Sponsor, Blue Ocean and TNL Mediagene, to agree to defer receipt of TNL Mediagene Ordinary Shares they are entitled to under the Merger Agreement for up to 24 months after the Closing Date, without the provision of any services. Consequently, TNL Mediagene will not immediately issue new TNL Mediagene Ordinary Shares to the holders of Founder Shares upon the Closing Date. Instead, TNL Mediagene will grant the holders of Founder Shares the right to receive these deferred TNL Mediagene Ordinary Shares, (the “Earn-Out Shares”) at the specified times described as below:

•        50% of the Earn-Out Shares shall be issued upon the first to occur of any of the following after the Closing Date: (i) the date that is the 12-month anniversary of the Closing Date (such 12-month period from the Closing Date to the 12-month anniversary thereof, the “First Earn-Out Period”); or (ii) a change of control of TNL Mediagene (or a definitive agreement providing for a change of control has been entered into prior to the expiration of the First Earn-Out Period and such change of control is ultimately consummated, even if such consummation occurs after the expiration of the First Earn-Out Period); and

•        50% of the Earn-Out Shares shall be issued upon the first to occur of any of the following after the Closing Date: (i) the date that is the two-year anniversary of the Closing Date (such two-year period from the Closing Date to the two-year anniversary thereof, the “Second Earn-Out Period”); (ii) a change of control of TNL Mediagene (or a definitive agreement providing for a change of control has been entered into prior to the expiration of the Second Earn-Out Period and such change of control is ultimately consummated, even if such consummation occurs after the expiration of the Second Earn-Out Period); (iii) if revenues reported by TNL Mediagene during any trailing 12-month period equal or exceed $77,500,000 in aggregate (inclusive of any and all acquisitions consummated by TNL Mediagene after the Closing Date).

Pursuant to the Sponsor Lock-Up and Support Agreement, from and after the Closing Date and subject to certain customary exceptions, the holders of Founder Shares agree, severally but not jointly, not to transfer:

•        50% of their Earn-Out Shares until the earlier of: (A) one year after the Closing Date; or (B) (x) if the closing price of TNL Mediagene Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date or (y) the date after the Closing Date on which TNL Mediagene completes a liquidation, merger, capital share exchange, reorganization or other similar transaction that results in all of TNL Mediagene’s shareholders having the right to exchange their TNL Mediagene Ordinary Shares for cash, securities or other property; and

•        the remaining 50% of their Earn-Out Shares until two years after the Closing Date.

Pursuant to the Sponsor Lock-Up and Support Agreement and as part of the agreed consideration for the Merger, the Sponsor agreed to forfeit up to 2,208,859 Founder Shares it owns, subject to the adjustments based on the Forfeiture Ratio and other terms set forth in the Sponsor Lock-Up and Support Agreement.

Pursuant to the Sponsor Lock-Up and Support Agreement and as part of the agreed consideration for the Merger, (i) the Sponsor and Apollo agreed to forfeit an aggregate of 750,000 of their Blue Ocean Private Placement Warrants, in a pro rata amount based on the relative number of Blue Ocean Private Placement Warrants held by each at the Closing Date, and (ii) the Sponsor agreed to forfeit 50% of Blue Ocean Private Placement Warrants held by it at the Closing Date, subject to the adjustments based on the Forfeiture Ratio and other terms set forth in the Sponsor Lock-Up and Support Agreement, which equals to 3,707,168 Blue Ocean Private Placement Warrants (or in the case of no redemptions scenario, 2,992,055 Blue Ocean Private Placement Warrants) as the date of this proxy statement/prospectus.

2023 Sponsor Convertible Note

On June 20, 2023, Blue Ocean issued the 2023 Sponsor Convertible Note, an unsecured convertible promissory note, which was amended on May 30, 2024 to extend its maturity date from June 7, 2024 to December 7, 2024, to the Sponsor for borrowings from time to time of up to an aggregate of $1,500,000 which may be drawn by Blue Ocean to finance costs incurred in connection with a potential initial business combination and for working capital purposes and/or to finance monthly deposits into the Trust Account for each public share that is not redeemed in connection with the extension of Blue Ocean’s termination date from September 7, 2023 to December 7, 2024. The 2023 Sponsor Convertible Note is interest bearing and is payable on the earlier of (i) December 7, 2024; (ii) the date on which Blue Ocean consummates a business combination or (iii) Blue Ocean liquidates the Trust Account upon the failure to consummate an initial business combination within the requisite time period. Upon consummation of Blue Ocean’s initial business combination, the Sponsor can elect to convert the 2023 Sponsor Convertible Note, up to the full amount of the principal balance of the 2023 Sponsor Convertible Note, into Blue Ocean Private Placement Warrants at a price of $1.00 per warrant. Immediately preceding the Effective Time, such Blue Ocean Private Placement Warrants will be converted into TNL Mediagene Warrants with the same terms of Blue Ocean Private Placement Warrants, at an exercise price of $11.50 per share (subject to adjustment). As of June 30, 2024, the outstanding principal balance under the 2023 Sponsor Convertible Note amounted to an aggregate of $1,461,675, consisting of outstanding principal of $1,411,884 and unpaid interest expense of $49,791.

DaEX Conversion Rights

Under certain investment agreements executed by and among DaEX, TNL Mediagene’s subsidiaries, and each of certain of DaEX’s non-controlling shareholders (the “DaEX Conversion Right Holders”) and certain joint venture agreement executed by and between TNL Mediagene, TNL Mediagene’s subsidiaries, and AccuHit AI Technology Taiwan Co., Ltd, each of the DaEX Conversion Right Holders has the right to, before the Merger, convert their shares of DaEX into TNL Mediagene Ordinary Shares (the “DaEx Conversion Rights”). The value of the converted shares of DaEX shall not be in aggregate less than NT$20,690,000 (US$664,419), which was the initial investment amount of the DaEX Conversion Rights Holders, and the conversion price shall be agreed upon by the parties in writing.

2024 TNL Mediagene Convertible Notes

As of the date of this proxy statement/prospectus, TNL Mediagene issued convertible promissory notes aggregating $1,216,430 to its existing shareholders and other third parties and $509,041 to terminate the short-term borrowing plus accumulated interest expenses (the “2024 TNL Mediagene Convertible Notes”). The corresponding unpaid interest expenses were $56,175 as of June 30, 2024. The 2024 TNL Mediagene Convertible Notes mature on December 7, 2024, and accrue interest at a rate of 10% per annum. The holders of the 2024 TNL Mediagene Convertible Notes have the right to convert all or any part of the outstanding principal and accrued interest into TNL Mediagene Ordinary Shares at a conversion price if TNL Mediagene completes an equity financing under which it raises not less than $5,000,000 (excluding all existing indebtedness under the 2024 TNL Mediagene Convertible Notes) on or before the date of maturity (such a financing, a “Qualified Financing”). The conversion price is set as 90% of the per share price in a Qualified Financing. In addition, immediately after the closing of de-SPAC transaction, the outstanding principal plus accrued interest will automatically convert into ordinary shares at a 90% of the price per share used in the Merger. Accordingly, the holders of the 2024 TNL Mediagene Convertible Notes will have the right to convert all of any part of the outstanding principal and accrued interest into TNL Mediagene Ordinary Shares at the conversion price of 90% of the per share price of TNL Mediagene Ordinary Shares immediately after the Closing Date or the closing of a Qualified Financing.

2024 TNL Mediagene Subordinated Unsecured Convertible Note

On October 23, 2024, the Company (TNL Mediagene) issued a subordinated unsecured convertible promissory note aggregating $1,000,000 to a third party (the “2024 TNL Mediagene Subordinated Unsecured Convertible Note”). The 2024 TNL Mediagene Subordinated Unsecured Convertible Note matures on the second anniversary of the date of issue, and accrues interest at a rate of 10% per annum. All outstanding principal and accrued interest of the 2024 TNL Mediagene Subordinated Unsecured Convertible Note will automatically convert into TNL Mediagene Ordinary Shares if, on or before the date of maturity, (i) upon the Merger, the 2024 TNL Mediagene Subordinated Unsecured Convertible Note converts to shares at 90% of the price per share used in the Merger; (ii) TNL Mediagene undergoes a merger with another publicly listed acquisition company or completes an initial public offering, the 2024 TNL Mediagene Subordinated Unsecured Convertible Note converts at 90% of the price per share used in the initial public offering; (iii) TNL Mediagene raises at least $5,000,000 in financing, and the 2024 TNL Mediagene Subordinated Unsecured Convertible Note converts at 90% of the price per share used in that financing; or (iv) in the event of a Change in Control, defined as a significant change in ownership or control not involving a merger with Blue Ocean or similar public event, the 2024 TNL Mediagene Subordinated Unsecured Convertible Note will convert to shares at the same share price as the transaction that effected the Change in Control.

2024 Sponsor Promissory Note

On April 5, 2024, Blue Ocean issued the 2024 Sponsor Promissory Note to the Sponsor. The 2024 Sponsor Promissory Note is a non-interest bearing, unsecured promissory note which may be drawn down by the Company from time to time to be used for costs and expenses related to the business combination. Pursuant to the terms of the 2024 Sponsor Promissory Note, if the initial business combination is not consummated, the 2024 Sponsor Promissory Note will be repaid solely to the extent that Blue Ocean has funds available to it outside of its Trust Account, and that all other amounts will be contributed to capital, forfeited, eliminated or otherwise forgiven or eliminated.

The 2024 Sponsor Promissory Note shall be due and payable in full on the earlier of (i) the date on which Blue Ocean consummates its initial business combination; or (ii) the date Blue Ocean liquidates the Trust Account upon the failure of Blue Ocean to consummate the initial business combination within the time period set forth in Blue Ocean Articles.

Subsequent acquisition of Green Quest Holding Inc.

On August 23, 2024, TNL Mediagene entered into a Share Purchase Agreement with shareholders of Green Quest Holding Inc., a Cayman Islands company, which owns 100% of the issued and outstanding shares of Dragon Marketing Inc. Pursuant to the Share Purchase Agreement, TNL Mediagene will acquire 100% of the issued and outstanding shares of Green Quest Holding Inc. The total consideration, including the purchase price and earn-out considerations, will be paid by issuance of ordinary shares of TNL Mediagene, and the total value of issued shares shall not exceed approximately NT$ 200,000,000 ($6,163,328). The number of ordinary shares of TNL Mediagene to be issued will be equal to the product of the total consideration divided by US$1.24. As a result, assuming the effect of the Recapitalization using the Split Factor of 0.112503707, TNL Mediagene may issue up to approximately 559,000 TNL Mediagene Ordinary Shares as the Green Quest Consideration.

No unaudited pro forma condensed combined financial information of TNL Mediagene and Green Quest Holding Inc. is presented, as the acquisition of Green Quest Holding Inc. was not considered significant for the purposes of presenting pro forma information in accordance with Article 11 of Regulation S-X.

Note 2 — TNL Mediagene Merger

On May 25, 2023, TNL merged with Mediagene through a share exchange with TNL Mediagene, where Mediagene shareholders received TNL Mediagene Ordinary Shares for their shares of Mediagene. See Note 31 to TNL Mediagene’s audited consolidated financial statements as of and for the years ended December 31, 2022 and 2023 included in this proxy statement/prospectus.

Set forth below are the pro forma effects of the TNL Mediagene Merger on the unaudited pro forma condensed combined statement of profit or loss for the year ended December 31, 2023, as follows:

•        increase in depreciation expense on the fair value adjustment of property, plant and equipment;

•        increase in amortization expense on the fair value of intangibles assets recognized (software and customer relationship); and

•        tax effect on pro forma adjustments;

The TNL Mediagene Merger is accounted for using the acquisition method of accounting under IFRS 3. The pro forma effects of the TNL Mediagene Merger, including the depreciation and amortization of the fair value of property, plant and equipment and intangible assets and the allocation of the consideration transferred are based on our estimates of the fair value of the assets acquired and liabilities assumed. The effects of cost savings and operating synergies or revenue enhancements that we may achieve as a result of the merger or the cost to integrate them to our operations or the costs necessary to achieve these cost savings and operating synergies, such as procurement, distribution and administrative structure efficiencies and revenue enhancements, have not been reflected in the unaudited pro forma condensed combined statement of operation.

For further detail on the allocation of the consideration transferred for the TNL Mediagene Merger, see Note 31 to TNL Mediagene’s audited consolidated financial statements as of and for the years ended December 31, 2022 and 2023 included elsewhere in this proxy statement/prospectus.

Pro forma adjustments to TNL Mediagene’s unaudited pro forma condensed consolidated statement of operation for the year ended December 31, 2023

(in U.S. Dollar)

	TNL Mediagene (Historical)	Mediagene (Historical)(1)	Pro forma adjustments	Note	Pro forma TNL Mediagene
Revenue	35,838,780	9,368,102	—		45,206,882
Cost of revenue	(23,187,396)	(7,610,046)	—		(30,797,442)
Gross profit	12,651,384	1,758,056	—		14,409,440
Sales, General and administrative expenses	(16,421,386)	(3,302,875)	(4,753)	a(i)	(20,028,414)
			(299,400)	a(ii)
Research and development expenses	(3,327,185)	(14,551)	—		(3,341,736)
Operating loss	(7,097,187)	(1,559,370)	(304,153)		(8,960,710)
Interest income	19,340	1,113	—		20,453
Other income	409,555	8,304	—		417,859
Other gains and losses	5,160,379	1,412	—		5,161,791
Finance costs	(298,958)	(45,382)	—		(344,340)
Loss before income tax	(1,806,871)	(1,593,923)	(304,153)		(3,704,947)
Income tax benefit (expenses)	591,082	217,196	105,237	a(iii)	913,515
Net loss for the year	(1,215,789)	(1,376,727)	(198,916)		(2,791,432)
Net loss attributable to:
Shareholders of the parent	(804,977)	(1,376,727)	(198,916)		(2,380,620)
Non-controlling interests	(410,812)	—	—		(410,812)
	(1,215,789)	(1,376,727)	(198,916)		(2,791,432)
Weighted average shares of TNL Mediagene Ordinary Shares Outstanding – Basic and Diluted(2)	166,472,761				201,525,865
Loss per share – Basic and Diluted	(0.00)				(0.01)

____________

(1)      Historical unaudited profit or loss data of Mediagene for the pre-acquisition period for the period from January 1, 2023 to May 25, 2023.

(2)      Reflect the issuance of 90,740,305 ordinary shares of TNL Mediagene to acquire Mediagene assumed to have occurred on January 1, 2023, which represented 55,687,201 of weighted average shares.

The transaction accounting adjustments with respect to the TNL Mediagene Merger are as follows:

Transaction accounting adjustments

(i)     Pro forma deprecation adjustment on the fair value of property, plant and equipment

(a)     Below is the pro forma deprecation adjustment on the fair value of TNL Mediagene’s property, plant and equipment. The deprecation is calculated using the straight-line method.

For the year ended December 31, 2023
Fair value adjustment (in U.S. dollar)	$90,191
Estimated useful life (years)	7.40
Pre-acquisition period (years)	0.39
Pro forma adjustment (in U.S. dollar)	$4,753

(ii)    Pro forma amortization adjustment on the fair value of intangible assets

Below is the pro forma amortization adjustment on the fair value of TNL Mediagene’s intangible assets. The amortization is calculated using the straight-line method.

	For the year ended December 31, 2023
	Customer relationship	Software	Total adjustments
Fair value adjustment (in U.S. dollar)	$8,496,699	$130,303	$8,627,002
Estimated useful life (years)	11.60	3.70	—
Pre-acquisition period (years)	0.39	0.39	—
Pro forma adjustments (in U.S. dollar)	$285,665	$13,735	$299,400

No pro forma amortization adjustment on the fair value of the trademark is required as the trademark is an intangible asset with indefinite useful lives.

(iii)   Tax Effect on pro forma adjustments

The tax impact on the pro forma adjustments, using the statutory income tax rate in Japan, is 34.6%.

Note 3 — Basis of Presentation

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only. The unaudited pro forma adjustments are based on information currently available to TNL Mediagene, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or of the future results of TNL Mediagene, the combined company, will achieve. Future results may vary significantly from the results reflected due to various factors, including those discussed in the section entitled “Risk Factors.”

The unaudited pro forma condensed combined financial information assumes that liabilities for the TNL Mediagene Warrants, which may be exercised no earlier than 30 days after the Merger, will be accounted for as liabilities in accordance with IAS 32 following consummation of the Merger and, accordingly, would be subject to ongoing mark-to-market adjustments through the statement of operations.

The unaudited pro forma condensed combined financial information assumes that all DaEX Conversion Right Holders elect to convert their shares of DaEX into TNL Mediagene Ordinary Shares at a conversion price of NT$40 or $1.24 per share, and an additional 58,193 TNL Mediagene Ordinary Shares are issued and outstanding after giving effect to the Recapitalization, immediately prior to the Effective Time.

Pursuant to the Merger Agreement, immediately prior to the Effective Time, each TNL Mediagene Ordinary Share outstanding before the Effective Time will be automatically converted into a number of TNL Mediagene Ordinary Shares computed on the basis of the Split Factor. The unaudited pro forma condensed combined financial information assumes that the Split Factor is 0.112503707.

According to the terms of the 2024 TNL Mediagene Convertible Notes, immediately after the Closing Date, the outstanding principal of the 2024 TNL Mediagene Convertible Notes plus unpaid accrued interest will automatically convert into TNL Mediagene Ordinary Shares at a conversion price which is set as 90% of the per share price of TNL Mediagene Ordinary Shares immediately after the Closing Date. The unaudited pro forma condensed combined financial information assumes that all $1,725,471 of the outstanding principal of the 2024 TNL Mediagene Convertible Notes as of the date of this proxy statement/prospectus and $56,175 of unpaid corresponding interest expenses as of June 30, 2024 will convert into TNL Mediagene Ordinary Shares at the conversion price of $10.31, which was determined as 90% of the market price of the Public Shares of $11.46 per share on October 10, 2024, and, as a result, an additional 172,808 TNL Mediagene Ordinary Shares will be issued and outstanding after the Closing Date. The conversion price is preliminary and will change in part based on fluctuations in the market price of the Public Shares through the Closing Date.

According to the terms of the 2024 TNL Mediagene Subordinated Unsecured Convertible Note, immediately after the Closing Date, the outstanding principal of 2024 the TNL Mediagene Subordinated Unsecured Convertible Note plus unpaid accrued interest will automatically convert into TNL Mediagene Ordinary Shares at a conversion price which is set as 90% of the per share price of TNL Mediagene Ordinary Shares immediately after the Closing Date. The unaudited pro forma condensed combined financial information assumes that all $1,000,000 of the outstanding principal of the 2024 TNL Mediagene Subordinated Unsecured Convertible Note as of the date of this proxy statement/prospectus will convert into TNL Mediagene Ordinary Shares at the conversion price of $10.31, which was determined as 90% of the market price of the Public Shares of $11.46 per share on October 10, 2024, excluding accrued interest due to its immaterial amount as of the date of this proxy statement/prospectus, and, as a result, an additional 96,993 TNL Mediagene Ordinary Shares will be issued and outstanding after the Closing Date. The conversion price is preliminary and will change in part based on fluctuations in the market price of the Public Shares through the Closing Date.

The unaudited pro forma condensed combined financial information has been prepared assuming four alternative scenarios based on the level of redemptions by Blue Ocean Public Shareholders of the Public Shares for cash and the exercise of the conversion options of the 2023 Sponsor Convertible Note by the Sponsor:

•        Scenario 1 — No Redemption with the 2023 Sponsor Convertible Note Settled by Cash Scenario:    This scenario assumes that no Blue Ocean Public Shareholders elect to exercise their redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account, after giving effect to the repayment in cash of $1,411,884 of principal amount and $49,791 of accrued interest of the 2023 Sponsor Convertible Note.

•        Scenario 2 — Maximum Redemption with the 2023 Sponsor Convertible Note Settled by Cash Scenario:    This scenario assumes that 1,841,950 Public Shares subject to redemption are redeemed at the assumed redemption price of $11.30 per share for an aggregate payment of $20,811,005 and the repayment in cash of $1,411,884 of principal amount and $49,791 of accrued interest of the 2023 Sponsor Convertible Note.

•        Scenario 3 — No Redemption with the 2023 Sponsor Convertible Note Settled by Warrants Scenario:    This scenario assumes that no Blue Ocean Public Shareholders elect to exercise their redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account, and the Sponsor elects to convert $1,411,884 of principal amount of the 2023 Sponsor Convertible Note into TNL Mediagene Warrants at a price of $1.00 per warrant, with the same terms as Blue Ocean Private Placement Warrants.

•        Scenario 4 — Maximum Redemption with the 2023 Sponsor Convertible Note Settled by Warrants Scenario:    This scenario assumes that 1,841,950 Blue Ocean Public Shares subject to redemption are redeemed at the assumed redemption price of $11.30 per share for an aggregate payment of $20,811,005, and the Sponsor elects to convert $1,411,884 of principal amount of the 2023 Sponsor Convertible Note into TNL Mediagene Warrants at a price of $1.00 per warrant, with the same terms as Blue Ocean Private Placement Warrants.

Furthermore, Blue Ocean and TNL Mediagene intend to enter into PIPE investments (the “PIPE Investments”) to provide additional targeted funds in the aggregate of $35 million prior to the Closing. Blue Ocean and TNL Mediagene have undertaken an offering process related to the PIPE Investments, which they expect to finalize, if successful, prior to the later of December 2024 and the Closing. As of the date of this proxy statement/prospectus, Blue Ocean and TNL Mediagene have not entered into any definitive agreements with respect to the PIPE Investments or other equity financing arrangements with any investor. While Blue Ocean and TNL Mediagene intend to pursue the PIPE Investments, there can be no assurance that Blue Ocean and TNL Mediagene will complete the PIPE Investments or that any other financing arrangement will be effectuated (other than the 2024 TNL Mediagene Convertible Notes and the 2024 TNL Mediagene Subordinated Unsecured Convertible Note) with any investor. While TNL Mediagene and Blue Ocean intend to pursue the potential PIPE offering, there can be no assurance that TNL Mediagene and Blue Ocean will secure any potential PIPE Investments (in the targeted amounts or any amounts) or that any other financing arrangement will be effectuated.

The pro forma adjustments related to the Merger do not have an income tax effect as they are either (i) incurred by legal entities that are not subject to a corporate income tax, or (ii) permanently nondeductible or nontaxable based on the laws of the relevant jurisdiction.

Note 4 — Accounting Policies

The historical financial information of TNL Mediagene was prepared in accordance with IFRS and the historical financial information of Blue Ocean was prepared in accordance with U.S. GAAP. The historical financial information of Blue Ocean has been adjusted to give effect to certain differences between U.S. GAAP and IFRS for the purposes of the unaudited pro forma condensed combined financial information. The only adjustment required to convert Blue Ocean’s financial statements from U.S. GAAP to IFRS for purposes of the unaudited pro forma condensed combined financial information was to reclassify the Blue Ocean Class A Shares subject to redemption to non-current financial liabilities under IFRS.

Accounting for the Merger

The Merger will be accounted for as a capital reorganization in accordance with IFRS. Under this method of accounting, Blue Ocean will be treated as the “acquired company” for financial reporting purposes, and TNL Mediagene will be the accounting “acquirer.” This determination was primarily based on the assumption that:

•        TNL Mediagene’s current shareholders will hold a majority of the voting power of the combined company after the Merger;

•        TNL Mediagene’s operations will substantially comprise the ongoing operations of the combined company;

•        pursuant to the Merger Agreement, TNL Mediagene’s current shareholders will have the ability to nominate the majority of the members of the governing body of the combined company; and

•        TNL Mediagene’s current senior management team will comprise a majority of the management of the combined company.

Furthermore, Blue Ocean does not meet the definition of a “business” pursuant to IFRS 3, and thus, for accounting purposes, the Merger will be accounted for as a capital reorganization, within the scope of IFRS 2. The net assets of Blue Ocean will be stated at historical cost, with no goodwill or other intangible assets recorded. Any excess of the fair value of the deemed equity interest issued by TNL Mediagene over the fair value of Blue Ocean’s identifiable net assets acquired will be considered compensation for the service of a stock exchange listing for its shares and be expensed as incurred. The unaudited pro forma condensed combined financial information assumes that Blue Ocean Warrants would be expected to be accounted for as liabilities in accordance with IAS 32 following consummation of the Merger and, accordingly, would be subject to ongoing mark-to-market adjustments through the statement of profit or loss.

In connection with the Merger, the holders of Blue Ocean Class B Shares have agreed to defer receipt of TNL Mediagene Ordinary Shares that they are entitled to receive pursuant to the Merger Agreement for up to 24 months in order to induce TNL Mediagene and Blue Ocean to enter into the Merger Agreement. Such shares are deemed to have been issued in exchange for listing services provided by the holders of Blue Ocean Class B Shares, facilitating TNL Mediagene’s listing on the Nasdaq, and are therefore equity-classified as per IFRS 2 Share-Based Payment.

Note 5 — Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Proposed Transactions and has been prepared for informational purposes only. The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial statements to give pro forma effect to transaction accounting adjustments for the merger.

The unaudited pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the combined company filed consolidated income tax returns during the periods presented.

The unaudited pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statements of operation are based upon the number of TNL Mediagene Ordinary Shares, giving the effect of the Split Factor, which is 0.112503707 and assuming the Transactions occurred on January 1, 2023.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

A.     Reflects the reclassification of $20.8 million of investments held in the Trust Account that become available to fund the Merger.

B.     Reflects the 2,208,859 Founder Shares (2,208,859 Blue Ocean Class A Shares), or in the case of no redemptions scenario, an assumed 1,782,770 Founder Shares (1,782,770 Blue Ocean Class A Shares) based on the estimated pro forma Forfeiture Ratio of 0.8071, that will be forfeited by the Sponsor immediately prior to the Closing Date and at minimum 2,534,891 Founders Shares (2,534,890 Blue Ocean Class A Shares and 1 Blue Ocean Class B Share), or in the case of no redemptions scenario, an assumed 2,960,980 Founder Shares (2,960,979 Blue Ocean Class A Shares and 1 Blue Ocean Class B Share) based on the estimated pro forma Forfeiture Ratio of 0.8071, exchanged for the same number of TNL Mediagene Ordinary Shares as consideration for listing services provided by the holders of Founder Shares in connection with the Merger. The holders of Founder Shares have agreed to defer receipt of TNL Mediagene Ordinary Shares until the specified dates up to 24 months after the Closing Date pursuant to the Sponsor Lock-Up and Support Agreement. Pursuant to the Merger Agreement, immediately prior to the Effective Time, all Blue Ocean Class B Shares outstanding prior to the Effective Time will be canceled by Blue Ocean in exchange for the issuance of an equal number of Blue Ocean Class A Shares, which in turn will be converted to TNL Mediagene Ordinary Shares.

C.     Reflects the elimination of warrant liability after giving effect to the forfeiture of (i) an aggregate of 750,000 Blue Ocean Private Placement Warrants held by Sponsor and Apollo at the Closing Date and (ii) an aggregate of 3,707,168 Blue Ocean Private Placement Warrants, or in the case of no redemptions scenario, the an assumed 2,992,055 Blue Ocean Private Placement Warrants based on the estimated pro forma Forfeiture Ratio of 0.8071, held by the Sponsor at the Closing Date, with each warrant having a fair value of $0.0155 per warrant as of June 30, 2024 measured by using a Black-Scholes option pricing model, and the same as the fair value per warrant of Public Warrants.

D.     Under Scenarios 1 and 3, reflects the conversion of 1,841,950 remaining Blue Ocean Class A Shares subject to possible redemption (Public Shares), originally classified as temporary equity under U.S. GAAP and reclassified to non-current financial liabilities at fair value through profit and loss (“FVTPL”) under IFRS to TNL Mediagene Ordinary Shares and capital surplus, on a one-for-one basis upon the Merger.

Under Scenarios 2 and 4, reflects 1,841,950 remaining Public Shares redeemed in connection with the Merger for aggregate redemption payments of $20.8 million at an assumed redemption price of $11.30 per share.

E.     Reflects the settlement of $6.6 million of Blue Ocean’s deferred underwriting fees that become payable at closing of the Merger.

F.      Represents the recapitalization of 218,816,761 ordinary shares of TNL Mediagene issued and outstanding immediately prior to the Effective Time into 24,617,697 TNL Mediagene Ordinary Shares with par value $0.0001 according to the Split Factor, which is 0.112503707.

G.     Reflects the conversion of 1,814,000 DaEX ordinary shares held by DaEX Conversion Right Holders into 517,250 shares of TNL Mediagene, assuming a conversion price of NT$40 or $1.24 per share, immediately prior to the Effective Time. After giving effect to the Recapitalization, 58,193 TNL Mediagene Ordinary Shares will be issued to DaEX Conversion Right Holders.

H.     Reflects preliminary estimated transaction costs expected to be incurred by Blue Ocean of approximately $7.1 million, for capital raising related to the banking, legal, and accounting fees incurred as part of the Merger. $5.8 million of these fees have been accrued as of the pro forma balance sheet date. The remaining amount of $1.3 million, composed of banking, legal, and accounting fees, is reflected in the unaudited pro forma condensed combined balance sheet as a reduction of cash and an adjustment to pre-acquisition accumulated deficit of Blue Ocean. Blue Ocean’s estimated transaction costs exclude the deferred underwriting commissions described in (E) above.

I.       Reflects preliminary estimated transaction costs expected to be incurred by TNL Mediagene of approximately $3.9 million, for banking, legal, and accounting fees incurred as part of the Merger. $2.6 million of these fees have been accrued or paid as of the pro forma balance sheet date. The amount of $3.9 million is allocated between newly issued shares and newly listed but previously existing shares. Under Scenarios 1 and 3, approximately $0.3 million is allocated to newly issued shares and included as adjustment to capital surplus, while approximately $3.6 million is allocated to the newly listed but previously existing shares, of which $2.4 million was recognized as an expense for the six months ended June 30, 2024. The remainder of $1.2 million was included as an adjustment to accumulated deficit. Under Scenarios 2 and 4, $3.9 million of transaction costs is related to the newly listed but previously existing shares, of which $2.4 million was recognized as an expense for the six months ended June 30, 2024. The remainder of $1.5 million was included as an adjustment to accumulated deficit.

J.      Reflects repayment of $0.3 million of accounts payable and $0.4 million of promissory notes to Blue Ocean’s related parties.

K.     Under Scenarios 1 and 2, reflects the repayment of the 2023 Sponsor Convertible Note, including $1,411,884 of principal and $49,791 of corresponding interest expenses in cash. Under Scenarios 3 and 4, reflects the repayment of the 2023 Sponsor Convertible Note, including $1,411,884 of principal in TNL Mediagene Warrants at a price of $1.00 per warrant, with the same terms as Blue Ocean Private Placement Warrants, and $49,791 of corresponding interest expenses in cash.

L.     Under Scenarios 3 and 4, reflects the adjustment of the fair value of warrant liabilities for warrants assumed to be converted into Blue Ocean Private Placement Warrants, which will in turn be converted into TNL Mediagene Warrants, under the 2023 Sponsor Convertible Note as of June 30, 2024. The fair value of warrants was assumed to be $0.0155 per warrant as of June 30, 2024, based on the fair value of the Blue Ocean Private Placement Warrants as of June 30, 2024.

M.    Represents the elimination of Blue Ocean’s payables and TNL Mediagene’s receivables with respect to the other.

N.     Under Scenarios 1 and 2, represents the elimination of Blue Ocean’s historical accumulated deficit after recording the transaction costs to be incurred by Blue Ocean as described in (H) above.

Under Scenarios 3 and 4, represents the elimination of Blue Ocean’s historical accumulated deficit after recording the transaction costs to be incurred by Blue Ocean as described in (H) above and the fair value adjustment of warrants assuming the conversion as described in (L) above.

O.     Represents the preliminary estimated listing service expense recognized in accordance with IFRS 2, for the excess of the fair value of TNL Mediagene shares issued and the fair value of Blue Ocean’s identifiable net assets at the date of the Merger. The fair value of shares issued was estimated based on the market price of Public Shares of $11.46 per share on October 10, 2024. Additionally, the fair value of share-based payments of at minimum 2,534,891 Earn-Out Shares (or in the case of no redemptions scenario, an assumed 2,960,980 Earn-Out Shares based on the estimated pro forma Forfeiture Ratio of 0.8071) granted by TNL Mediagene to receive TNL Mediagene Ordinary Shares at specified dates after the Closing Date was estimated based on the market price of Public Shares of $11.46 per share on October 10, 2024. The Earn-Out Shares are a share-based payments arrangement with the holders of Blue Ocean Class B Shares without a link to service and market conditions. Thus, the Earn-Out Shares vest immediately and should be considered as an adjustment to the grant date fair value of the IFRS 2 expense. These fair values are preliminary and will change based on fluctuations in the share price of the Public Shares through the Closing Date. A 1% change in the market price per share would result in a change of $0.6 million, $0.3 million, $0.6 million, and $0.3 million in the estimated expense for Scenarios 1, 2, 3, and 4, respectively. The actual compensation expense recorded for such Earn-Out Shares may differ from these estimates, and such differences may be material. The stock-based compensation is calculated as follows:

	Scenario 1: No Redemption with the 2023 Sponsor Convertible Note Settled by Cash		Scenario 2: Maximum Redemption with the 2023 Sponsor Convertible Note Settled by Cash		Scenario 3: No Redemption with the 2023 Sponsor Convertible Note Settled by Warrants		Scenario 4: Maximum Redemption with the 2023 Sponsor Convertible Note Settled by Warrants
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Estimated fair value of TNL Mediagene equity consideration issued (pro forma)
Public shareholders	1,841,950	$21,108,747	—	$—	1,841,950	$21,108,747	—	$—
Initial shareholders(1)	2,960,980	33,932,831	2,534,891	29,049,851	2,960,980	33,932,831	2,534,891	29,049,851
Total TNL Mediagene shares to be issued to Blue Ocean shareholders		55,041,578		29,049,851		55,041,578		29,049,851

Net assets of Blue Ocean as of June 30, 2024(2)		5,806,322		5,806,322		5,806,322		5,806,322
Add: Effect of elimination of warrant liability(3)		58,002		69,086		58,002		69,086
Add: Effect of remeasurement of warrant liability under the 2023 Sponsor Convertible Note(4)		—		—		1,390,000		1,390,000
Less: Blue Ocean transaction costs, net(5)		(1,279,507)		(1,279,507)		(1,279,507)		(1,279,507)
Less: Effect of illustrative redemption of Blue Ocean Class A Shares		—		(20,811,005)		—		(20,811,005)
Adjusted net assets of Blue Ocean as of June 30, 2024		$4,584,817		$(16,215,104)		$5,974,817		$(14,825,104)
Excess of fair value of TNL Mediagene consideration issued over Blue Ocean net assets acquired (IFRS 2 Charge)		$50,456,761		$45,264,955		$49,066,761		$43,874,955

____________

(1)      The holders of 4,743,750 Founder Shares agreed in the Sponsor Lock-up and Support Agreement to forfeit up to 2,208,859 Founder Shares and to defer receiving at minimum 2,534,891 TNL Mediagene Ordinary Shares, subject to the adjustments based on the Forfeiture Ratio and other terms set forth in the Sponsor Lock-Up and Support Agreement, issuable as part of the agreed merger consideration under the Merger Agreement until certain specified dates after the Closing Date. Consequently, no TNL Mediagene Ordinary Shares will be issued to such shareholders in exchange for the 4,743,750 Founder Shares on the Closing Date. Under the no redemptions scenarios, it is assumed that the holders of the Founder Shares will forfeit 1,782,770 Founder Shares and defer receiving 2,960,980 TNL Mediagene Ordinary Shares based on the estimated pro forma Forfeiture Ratio of 0.8071.

(2)      Reflects the estimated fair value of the Blue Ocean net assets based on the carrying values of Blue Ocean’s net assets as of June 30, 2024. The 18,712,500 Blue Ocean Warrants, including Public Warrants and Blue Ocean Private Placement Warrants, but excluding warrants that can be converted under the 2023 Sponsor Convertible Note, have been reflected as a component of the net assets acquired and liabilities assumed in connection with the Merger, consistent with their expected treatment as a liability (with corresponding adjustment to fair value through the statement of income/(loss)) pursuant to IAS 32 in the post-Merger financial statements of TNL Mediagene.

(3)      Reflects the elimination of warrant liability after giving effect to the forfeiture of (i) 750,000 Blue Ocean Private Placement Warrants held by the Sponsor and Apollo at the Closing Date and (ii) 3,707,168 Blue Ocean Private Placement Warrants (or in the case of no redemptions scenarios, an assumed 2,992,055 Blue Ocean Private Placement Warrants based on the estimated pro forma Forfeiture Ratio of 0.8071) held by the Sponsor at the Closing Date as described in Note (C).

(4)      Reflects the remeasurement of the fair value of warrants liabilities for warrants assumed to be converted under the 2023 Sponsor Convertible Note as of June 30, 2024 as described in Note (L).

(5)      Reflects Blue Ocean transaction costs that are not eligible for capitalization as described in Note (H).

P.      Reflects the proceeds of $250,000 from the issuance of the 2024 TNL Mediagene Convertible Notes in August and September 2024. The 2024 TNL Mediagene Convertible Notes will be designated at fair value through profit and loss, according to IFRS 9.

Q.     Reflects the conversion of the principal amount and interest of 2024 TNL Mediagene Convertible Notes of $1,781,646 with the fair value of $1,788,000 as of the date of this proxy statement/prospectus, into 172,808 shares of TNL Mediagene, assuming a conversion price of $10.31 per share, which is determined as 90% of the market price of Public Shares of $11.46 per share on October 10, 2024. The conversion price is preliminary and will change based on fluctuations in the share price of the Public Shares through the Closing Date.

R.     Reflects additional $1.3 million of bank loans borrowed by TNL Mediagene from July 1, 2024 to October 23, 2024.

S.      Reflects the proceeds of $1 million from the issuance of the 2024 TNL Mediagene Subordinated Unsecured Convertible Note on October 23, 2024. The 2024 TNL Mediagene Subordinated Unsecured Convertible Note will be designated at fair value through profit and loss, according to IFRS 9.

T.      Reflects the conversion of $1 million of 2024 TNL Mediagene Subordinated Unsecured Convertible Note, excluding unpaid accrued interest due to its immaterial amount as of the date of this proxy statement/prospectus, into 96,993 shares of TNL Mediagene, assuming a conversion price of $10.31 per share, which is determined as 90% of the market price of Public Shares of $11.46 per share on October 10, 2024. The conversion price is preliminary and will change based on fluctuations in the share price of the Public Shares through the Closing Date.

U.     Reflects reclassification of the negative cash balance of $13.7 million and $12.2 million to other payable for the Scenarios 2 and 4, respectively. TNL Mediagene expects to negotiate with vendors to defer payment or pay these liabilities shortly after the Closing with funds to be raised from the potential PIPE offering or other financing arrangements.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The pro forma notes and adjustments with respect to the Merger, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

AA.  Reflects the total estimated transaction costs for Blue Ocean not yet recognized in the statement of operations during the year ended December 31, 2023, under each scenario. These costs are a nonrecurring item.

BB.   Reflects the total estimated transaction costs for TNL Mediagene not yet recognized in the statement of operations, during the year ended December 31, 2023, under each Scenario as described in Note (I) above. These costs are a nonrecurring item.

CC.  Reflects the preliminary estimated listed service expense recognized in accordance with IFRS 2, for the excess of the fair value of TNL Mediagene shares issued and the fair value of Sponsor’s Earn-Out Shares to be issued, and the fair value of Blue Ocean’s identifiable net assets at the date of the Merger under each Scenario as described in (O) above.

DD.  Represents the elimination of Blue Ocean’s investment income related to the marketable securities held in the trust account for the year ended December 31, 2023.

EE.   Represents the elimination of Blue Ocean’s change in fair value of warrant liabilities for the year ended December 31, 2023 related to forfeiture of (i) 750,000 Blue Ocean Private Placement Warrants held by the Sponsor and Apollo at the Closing Date and (ii) 3,707,168 Blue Ocean Private Placement Warrants (or in the case of no redemptions scenarios, an assumed 2,992,055 warrants based on the estimated pro forma Forfeiture Ratio of 0.8071) held by the Sponsor at the Closing Date.

FF.    Under Scenarios 3 and 4, reflects the adjustment of the fair value of warrants liabilities, assumed to be converted by the convertible promissory note at January 1, 2023. The fair value of warrants was assumed to be $0.02 per warrant at December 31, 2023, based on the fair value of Blue Ocean Private Placement Warrant at December 31, 2023.

GG.  Represents the elimination of Blue Ocean’s investment income related to the marketable securities held in the trust account for the six months ended June 30, 2024.

HH.  Represents the elimination of Blue Ocean’s change in fair value of warrant liabilities for the six months ended June 30, 2024 related to forfeiture of (i) 750,000 Blue Ocean Private Placement Warrants held by the Sponsor and Apollo at the Closing Date and (ii) 3,707,168 Blue Ocean Private Placement Warrants (or in the case of no redemptions scenarios, an assumed 2,992,055 warrants based on the estimated pro forma Forfeiture Ratio of 0.8071) held by the Sponsor at the Closing Date.

II.     Under Scenarios 3 and 4, reflects the adjustment of the fair value of warrants liabilities, assumed to be converted by the convertible promissory note at January 1, 2023. The fair value of warrants was assumed to be $0.0155 per warrant at June 30, 2024, based on the fair value of Blue Ocean Private Placement Warrant at June 30, 2024.

JJ.    Represents the elimination of TNL Mediagene’s change in fair value of 2024 TNL Mediagene Convertible Notes after giving the effect to the conversion of the principal amount and interest of 2024 TNL Mediagene Convertible Notes of $1,781,646 at June 30, 2024.

Note 6 — Pro Forma Shares and Earning Per Share Information

The pro forma basic and diluted net income (loss) per share amounts presented in the unaudited pro forma condensed combined statement of operation are based upon the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Merger and related transactions, assuming the shares were outstanding since January 1, 2023 and giving effect to the redemption of 4,315,265 Blue Ocean Class A Shares in connection with the Second Blue Ocean Extension on May 29, 2024. As the Merger and related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the shares issued in connection with the Merger have been outstanding for the entire period presented.

The weighted average number of outstanding TNL Mediagene Ordinary Shares for pro forma net loss per share for the six months ended June 30, 2024 is as follows:

	Scenario 1: No Redemption with the 2023 Sponsor Convertible Note Settled by Cash	Scenario 2: Maximum Redemption with the 2023 Sponsor Convertible Note Settled by Cash	Scenario 3: No Redemption with the 2023 Sponsor Convertible Note Settled by Warrants	Scenario 4: Maximum Redemption with the 2023 Sponsor Convertible Note Settled by Warrants
Weighted average shares outstanding – basic and diluted(1)
TNL Mediagene shareholders(2)	24,617,697	24,617,697	24,617,697	24,617,697
DaEX Convertible Rights Holders	58,193	58,193	58,193	58,193
2024 TNL Mediagene Convertible Notes holders	172,808	172,808	172,808	172,808
2024 TNL Mediagene Subordinated Unsecured Convertible Notes holders	96,993	96,993	96,993	96,993
Blue Ocean Public Shareholders	1,841,950	—	1,841,950	—
Earn-Out Shares shareholders	2,960,980	2,534,891	2,960,980	2,534,891
	29,748,621	27,480,582	29,748,621	27,480,582

__________

(1)      As the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2024 is in a loss position, the following anti-dilutive instruments are excluded in the calculation of diluted weighted average number of ordinary shares outstanding: (i) 591,421 TNL Mediagene Ordinary Shares, reflecting the effect of the Split Factor of 0.112503707 on

5,256,901 ordinary shares of TNL Mediagene underlying TNL Mediagene’s employee stock options, (ii) 1,380 TNL Mediagene Ordinary Shares, reflecting the effect of the Split Factor of 0.112503707 on 12,269 restricted shares of TNL Mediagene granted to employees, (iii) 9,487,500 Public Warrants, (iv) 5,482,945 Blue Ocean Private Placement Warrants under the Scenario 1 and 3, and 4,767,832 Blue Ocean Private Placement Warrants under the Scenario 2 and 4, and (v) 1,411,884 TNL Mediagene Warrants if the 2023 Sponsor Convertible Note is settled by warrants under the Scenario 3 and 4.

(2)      Reflects the effect of the Split Factor, which is 0.112503707, on 218,816,761 ordinary shares of TNL Mediagene assumed to be outstanding on January 1, 2024.

The weighted average number of outstanding TNL Mediagene Ordinary Shares for pro forma net loss per share for the year ended December 31, 2023 is as follows:

	Scenario 1: No Redemption with the 2023 Sponsor Convertible Note Settled by Cash	Scenario 2: Maximum Redemption with the 2023 Sponsor Convertible Note Settled by Cash	Scenario 3: No Redemption with the 2023 Sponsor Convertible Note Settled by Warrants	Scenario 4: Maximum Redemption with the 2023 Sponsor Convertible Note Settled by Warrants
Weighted average shares outstanding – basic and diluted(1)
TNL Mediagene shareholders(2)	22,672,407	22,672,407	22,672,407	22,672,407
DaEX Convertible Rights Holders	58,193	58,193	58,193	58,193
2024 TNL Mediagene Convertible Notes holders	172,808	172,808	172,808	172,808
2024 TNL Mediagene Subordinated Unsecured Convertible Notes holders	96,993	96,993	96,993	96,993
Blue Ocean Public Shareholders	1,841,950	—	1,841,950	—
Earn-Out Shares shareholders	2,960,980	2,534,891	2,960,980	2,534,891
	27,803,331	25,535,292	27,803,331	25,535,292

____________

(1)      As the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 is in a loss position, the following anti-dilutive instruments are excluded in the calculation of diluted weighted average number of ordinary shares outstanding: (i) 403,782 TNL Mediagene Ordinary Shares, reflecting the effect of the Split Factor of 0.112503707 on 3,589,056 ordinary shares of TNL Mediagene underlying TNL Mediagene’s employee stock options,(ii) 1,564,617 TNL Mediagene Ordinary Shares, reflecting the effect of the Split Factor of 0.112503707 on 13,907,246 convertible preferred shares of TNL Mediagene, (iii) 9,487,500 Public Warrants, (iv) 5,482,945 Blue Ocean Private Placement Warrants under the Scenario 1 and 3, and 4,767,832 Blue Ocean Private Placement Warrants under the Scenario 2 and 4, and (v) 1,411,884 TNL Mediagene Warrants if the 2023 Sponsor Convertible Note is settled by warrants under the Scenario 3 and 4.

(2)      Reflects the effect of Split Factor, which is 0.112503707, on 201,525,865 weighted average number of outstanding ordinary shares of TNL Mediagene, including the issuance of 90,740,305 ordinary shares of TNL Mediagene to acquire Mediagene assumed to have occurred on January 1, 2023.

MANAGEMENT FOLLOWING THE MERGER

The following table provides information about those persons who are expected to serve as directors and executive officers of the combined company following completion of the Merger.

Name	Age	Position
Joey (Tzu-Wei) Chung	41	Director and Chief Executive Officer
Marcus Brauchli	63	Director
Motoko Imada	57	Director and President
Jim Wu	56	Director and Chief Corporate Affairs Officer
Lauren Zalaznick	61	Director
Takako Masai (Nishida)	59	Director
Priscilla Han	40	Director
Richard Lee	34	Chief Technology Officer
Mario (Shih-Fan) Yang	43	Chief Content Officer – Taiwan
Hiroto Kobayashi	59	Chief Content Officer – Japan
Hiroyuki Terao	53	Chief Financial Officer

Joey (Tzu-Wei) Chung.    Mr. Chung served as Chairman and Chief Executive Officer at TNL, which he co-founded, prior to its merger with Mediagene and will serve as Director and Chief Executive Officer of the combined company upon consummation of the Merger. Prior to founding TNL, Mr. Chung was the General Manager of Sanrio Co., Ltd. in China and New Business Development Manager at Sanrio, Inc. in the United States. Prior to that, Mr. Chung worked in the Equity Research Department of UBS Securities Pte., Ltd., Taipei Branch, and as a columnist for Business Weekly. Mr. Chung holds a Bachelor of Arts in Foreign Languages and Literature from National Taiwan University and a M.B.A. from Harvard Business School. We believe Mr. Chung is qualified to serve as a director because of the knowledge, operational expertise and continuity he brings to TNL Mediagene as a founder of TNL, as well as his wide-ranging industry experience.

Marcus Brauchli.    Mr. Brauchli served as a Director at TNL and is also cofounder and managing partner of North Base Media. Prior to founding North Base Media, he was Vice President of Graham Holdings Company and its predecessor, The Washington Post Co., from July 2008 until December 2013. In that role, he developed digital opportunities for a group that included The Washington Post, the Post-Newsweek television stations, the Cable One group and the news and opinion weblog Slate. From September 2008 to December 2012, he was Executive Editor of The Washington Post, where he oversaw The Washington Post’s budget, its 700-person newsroom, and made improvements in the paper’s digital operation that quadrupled its audience. Mr. Brauchli came to The Washington Post from a 24-year career at Dow Jones & Co. where he rose from an international correspondent to Vice President and editor of The Wall Street Journal, oversaw The Wall Street Journal’s budget and global operations and helped to manage the operations of a number of units including Marketwatch and the Dow Jones Industrial Average. Since January 2018, Mr. Brauchli has served as a member of the supervisory board of Gremi Media, publishers of Poland’s leading business newspaper, Rzeczpospolita as well as other publications and digital platforms. Besides his board and management roles, Mr. Brauchli has served as advisor to Datami Inc., a U.S. telecommunications technology company, and Capital Digital, a Mexican media group. He has been a consultant to Univision Communications Inc., the HT Media Group in India and the Economic Journal of Hong Kong, and an Innovation Fellow at the Lang Center for Entrepreneurship at Columbia Business School. We believe Mr. Brauchli’s extensive experience leading media and global businesses and investing in digital and technology growth companies brings important and valuable skills to our board of directors.

Motoko Imada.    Ms. Imada served as a Representative Director and Chief Executive Director at Mediagene prior to its merger with TNL and will serve as Director and President upon consummation of the Merger. Ms. Imada co-founded Mediagene, then INFOBAHN Group, Inc., in 1998 and founded the digital advertising agency INFOBAHN Inc. in 2015. Prior to her career as a founder, Ms. Imada held various roles in the publishing industry, where she helped launch the Japanese edition of WIRED Magazine and served as that publication’s business manager. Ms. Imada holds a Bachelor’s degree in Economics from Doshisha University. We believe Ms. Imada is qualified to serve as a Director because of her extensive experience and proven track record in founding and leading successful companies in the media and digital advertising industry, as well as the strategic vision and leadership abilities she has demonstrated throughout her career.

Jim Wu.    Mr. Wu will serve as Director and Chief Corporate Affairs Officer upon consummation of the Merger. He previously served as the Global Vice-President of International Mergers and Acquisitions at Yahoo! Inc., Head of Corporate Development and Chief Legal Officer at the Nasdaq-listed company Openwave Systems and served on the management committee of a major American law firm. Currently, Mr. Wu serves as a director for several private and public companies in Taiwan. We believe Mr. Wu is qualified to serve as a Director due to his more than 30 years of experience and success in entrepreneurship, investment, and advisory roles in the Pacific Rim and Greater China regions. His previous legal experience also highlights his strong corporate governance and legal expertise.

Lauren Zalaznick.    Ms. Zalaznick has had an illustrious career in media and digital content strategy, serving on the boards of GoPro, RTL Group, and National CineMedia, LLC, where she is Chair. She previously served on the boards of directors of The Nielsen Corporation, Penguin Random House and Shazam. During her tenure at Comcast NBCUniversal from 2002 to December 2013, Ms. Zalaznick held roles including Chair, Entertainment & Digital Networks, where she oversaw the Bravo, Oxygen, Style, and Telemundo networks, as well as the company’s digital portfolio, and ultimately rose to the rank of Executive Vice-President. Ms. Zalaznick is a senior strategic advisor to leading media and digital companies. She is also a senior advisor to The Boston Consulting Group’s Global TMT practice, and to leading content and tech start-ups. We believe her extensive experience and expertise in digital media and content strategy will make her a highly valuable member of our board.

Takako Masai (Nishida).    Ms. Masai will serve as Director of TNL Mediagene upon consummation of the Merger. She currently serves as a Partner at Pasona N A, Inc., Director and Chair at SBI Financial and Economic Research Institute, and Director at Tobishima Corp. (TBM). Ms. Masai was previously the Head of Sales and Marketing at Toronto-Dominion Bank for nine years. Her career has also included key roles at Shinsei Bank, including Head of the Capital Markets Division, Head of the Markets Sub-Group, and Executive Officer overseeing the Market Research Department and Financial Research Division. Ms. Masai’s extensive expertise also includes service on the Policy Board of the Bank of Japan from June 2016 to June 2021 and as an Outside Director of the Board of MCG from July 2021 to June 2023. Her significant contributions to the financial industry, particularly in market research and policy development, are widely recognized, and we believe her insights will be invaluable to our board of directors.

Priscilla Han.    Ms. Han will serve as Director of TNL Mediagene upon consummation of the Merger. Since March 2019, Ms. Han has served as the Chief Investment Officer of Reapra Pte. Ltd., a Singapore-based investment company with a portfolio that includes companies in a wide range of industries, including education, digital media, real estate, hospitality, healthcare and agriculture across Asia. Before joining Reapra, she worked from April 2014 to July 2017 as an investment manager covering China and Southeast Asia for New Zealand Trade and Enterprise, which focuses on driving Foreign Direct Investment into New Zealand. From May 2014 to July 2017, Ms. Han was an Investment Committee Member for North Base Media where she led financial analysis for the portfolio, a corporate finance manager for Deloitte & Touche from January 2013 to April 2014 and an associate in M&A and investment for Singapore-based investment companies. We believe Ms. Han’s extensive experience in finance, as well as analyzing and advising growth companies in Asia brings important and valuable skills to our board.

Richard Lee.    Mr. Lee was the Group Chief Integration Officer at TNL. Following the conclusion of the Merger, he will serve as Chief Technology Officer. Prior to joining the group, Mr. Lee founded and sold INSIDE and iCook to TNL, where he served as Chief Technology Officer and led product development. Mr. Lee holds a Bachelor of Science — Computer Science degree from National Chengchi University.

Mario (Shih-Fan) Yang.    Mr. Yang was a cofounder of TNL where he served as Director and Chief Content Officer. Upon consummation of the Merger, Mr. Yang will serve as Chief Content Officer for our Taiwan office. Mr. Yang has served as CNET’s Chief Executive Editor and Business Weekly Taiwan’s Senior Editor. Mr. Yang holds a Bachelor of Business Administration degree from National Tsing Hua University.

Hiroto Kobayashi.    Mr. Kobayashi was a cofounder of Mediagene, where he served as Director and Chief Visionary Officer. Upon consummation of the Merger, Mr. Kobayashi will serve as Chief Content Officer for our Japan office. Mr. Kobayashi is a highly regarded pioneer in digital media in Japan who started his career while a teenager by foregoing high school education. Mr. Kobayashi helped launch the Japanese edition of WIRED Magazine in 1994, and cofounded Mediagene in 1998. He has launched a variety of printed and online media outlets over the course of his career, including GIZMODO Japan. Since 2017 he has served as an official Japan partner for TOA, an international tech conference held in Berlin, and currently produces programs and fieldwork projects to co-create innovations focused on circular economy, biodiversity, and local government-private partnerships.

Hiroyuki Terao.    Mr. Terao has served as Chief Financial Officer of Mediagene, then INFOBAHN Group, Inc. since 2017, and concurrently as Director of Mediagene since 2018. Upon consummation of the Merger, Mr. Terao will serve as Chief Financial Officer of TNL Mediagene. Before joining Mediagene in 2017, he previously served as a director of Japan Elevator Service Holdings, where he helped the company prepare for its IPO, and as an analyst and certified public accountant at KPMG AZSA, where for fifteen years he audited the financial statements of various listed companies in Japan, advised pre-IPO companies on preparing their financial statements for listing, and assisting external audits of local governments.

None of TNL Mediagene’s officers or directors following the completion of the Merger is expected to be located in mainland China or Hong Kong.

Number and Terms of Office of Officers and Directors

Immediately after Closing, the board will consist of seven directors of a single class. We are not required to hold an annual general meeting until one year after our first fiscal year end following our listing on Nasdaq.

Our officers are appointed by the board and serve at the discretion of the board, rather than for specific terms of office. The board is authorized to appoint persons to the offices set forth in the TNL Mediagene A&R Articles as it deems appropriate.

Committees of the Board

We intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under the board. We intend to adopt a charter for each of the three committees upon consummation of the Merger. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee is anticipated to consist of Priscilla Han, Takako Masai, and Lauren Zalaznick with Priscilla Han as the chair. Priscilla Han, Takako Masai and Lauren Zalaznick are anticipated to satisfy the “independence” requirements of Nasdaq and the independence standards under Rule 10A-3 under the Exchange Act. It is anticipated that the board will determine that Priscilla Han qualifies as an “audit committee financial expert” within the meaning of the SEC rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•        selecting or replacing our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•        reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;

•        discussing the annual audited financial statements with management and our independent registered public accounting firm;

•        periodically reviewing and reassessing the adequacy of our audit committee charter;

•        meeting periodically with the management, our internal auditor and our independent registered public accounting firm;

•        reporting regularly to the board;

•        reviewing the adequacy and effectiveness of our accounting and integral control policies and procedures and any steps taken to monitor and control major financial risk exposure; and

•        handling such other matters that are specifically delegated to our audit committee by the board from time to time.

Compensation Committee.    Our compensation committee is anticipated to consist of Jim Wu, Joey (Tzu-Wei) Chung and Motoko Imada, with Jim Wu as the chair. Our compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

•        reviewing and approving, or recommending to the board for its approval, the compensation for our Chief Executive Officer and other executive officers;

•        reviewing the compensation program for our employees and recommending any proposed changes to our management;

•        reviewing and recommending to the board with respect to the compensation of our non-employee directors;

•        reviewing annually and administering all long-term incentive compensation or equity plans;

•        selecting and receiving advice from compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

•        reviewing annual bonus programs, employee pension and major welfare benefit plans.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee is anticipated to satisfy Nasdaq requirements and consist of Jim Wu, Lauren Zalaznick and Priscilla Han, with Jim Wu as the chair. Lauren Zalaznick and Priscilla Han are anticipated to satisfy the “independence” requirements of Nasdaq. The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•        identifying and recommending nominees for election or reelection to the board or for appointment to fill any vacancy;

•        reviewing annually with the board its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•        advising the board periodically with respect to significant developments in the law and practice of corporate governance, including cybersecurity compliance, as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance, including cybersecurity compliance, and on any corrective action to be taken; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit, in the performance of their duties, a greater degree of skill than may reasonably be expected from a person of their knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with the TNL Mediagene A&R Articles, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

The functions and powers of our board include, among others:

•        convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of officers;

•        exercising the borrowing powers of our company and mortgaging the property of our company; and

•        approving the transfer of shares of our company, including the registering of such shares in our register of members.

Director Independence

As a result of our securities being listed on Nasdaq following consummation of the Merger, we will adhere to the rules of such exchange and applicable SEC rules, as applicable to foreign private issuers, in determining whether a director is independent. An “independent director” is defined generally as a person other than an officer or employee of TNL Mediagene or its subsidiaries or any other individual having a relationship which in the opinion of the board, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. It is anticipated that the board will determine that Priscilla Han, Takako Masai and Lauren Zalaznick are “independent directors” as defined in the Nasdaq listing standards and that Priscilla Han, Takako Masai and Lauren Zalaznick meet the independence standards under Rule 10A-3 under the Exchange Act. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Employment Agreements and Indemnification Agreements

We intend to enter into employment agreements with each of our executive officers prior to the consummation of the Merger. Under these agreements, each of our executive officers will be employed on an “at-will” basis, continuing for an indefinite term, unless terminated by either party at any time and for any reason, with or without cause.

Under the employment agreements, each executive officer will agree to hold, both during and after their employment terminates, in strict confidence and not to use or disclose, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, including whistleblower protection laws, to any person, corporation or other entity without our written consent, any confidential information or trade secrets. Each of the employment agreements will contain provisions relating to the assignment of intellectual property, non-disclosure obligations and restrictive covenants relating to non-competition and non-solicitation that continue for one year post-termination.

We expect to enter into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

Compensation of Directors and Executive Officers

For the year ended December 31, 2023, we paid an aggregate of $716,231 in cash and benefits to our executive officers and directors, and for the six months ended June 30, 2024, we paid an aggregate of 456,893 in cash and benefits to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Share-based Compensation

2015 Global Share Plan

In June 2015, TNL’s board of directors originally approved the 2015 Plan, which allows us to provide incentive stock options, within the meaning of Section 422 of the Code, nonstatutory stock options and restricted share awards (each, an “award” and the recipient of such award, a “participant”) to members of the board of directors and eligible employees and consultants of TNL Mediagene and any subsidiary of TNL Mediagene. It is expected that as of one business day prior to the effectiveness of the registration statement of which this prospectus forms a part, the 2015 Plan will be terminated, and we will not grant any additional awards under our 2015 Plan thereafter. However, the 2015 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under the 2015 Plan.

As of June 30, 2024, stock options and restricted share awards were the only outstanding awards under the 2015 Plan. As of the date of this proxy statement/prospectus, there are no stock options granted and outstanding under the 2015 Plan held by our executive officers and directors.

The following paragraphs describe the principal terms of the 2015 Plan.

Plan Administration.    The 2015 Plan is administered by TNL Mediagene’s board of directors, or a committee appointed by the board of directors (in either case, the “plan administrator”). The plan administrator has the power to make all determinations deemed necessary or advisable for administering the 2015 Plan, in accordance with applicable law.

Eligibility.    Eligible participants in the 2015 Plan consist of key service providers, who may be employees, directors or consultants of TNL Mediagene and its subsidiaries, as selected by the plan administrator.

Stock Options.    We have granted stock option awards under the 2015 Plan. Stock option awards are grants of options to purchase our ordinary shares in accordance with the 2015 Plan. Subject to the terms of the 2015 Plan, the plan administrator determines the number of shares subject to stock options granted and other terms and conditions of such awards, which terms and conditions are set forth in an award agreement. The per share exercise price of stock options granted under the 2015 Plan must be equal to at least 100% of the fair market value of our ordinary share on the date of grant. The term of a stock option may not exceed ten years from the date of grant. With respect to any participant who owns more than 10% of the voting power of all classes of our (or any of our parents’ or subsidiaries’) outstanding shares, the term of an incentive stock option granted to such participant must not exceed five years and the per share exercise price must equal at least 110% of the fair market value of our ordinary share on the date of grant. The plan administrator determines the methods of payment of the exercise price of a stock option, which may include payment in cash, delivery of our ordinary shares or other shares of another class of our ordinary shares, or the use of cashless exercise or net exercise procedures, as well as other types of consideration permitted by applicable law. Except as otherwise set forth in an award agreement, after the termination of service of a participant, he or she may exercise his or her stock option, only to the extent that the option was vested and exercisable as of the date of such termination, until the earliest of (i) the expiration date stated in the applicable award agreement, (ii) the thirtieth (30th) day following the termination of the participant’s relationship for any reason other than disability or death, and (iii) the last day of the six-month period following the termination of participant’s relationship by reason of disability or death. Each stock option is subject to all applicable terms and conditions of the 2015 Plan and may be subject to any other terms and conditions that are not inconsistent with the 2015 Plan and that the plan administrator deems appropriate for inclusion in the applicable award agreement, including forfeiture conditions, rights of repurchase or redemption, rights of first refusal, and other transfer restrictions. Until our ordinary shares are issued in the name of the participant (as evidenced by the appropriate entry in our register or on our or our transfer agent’s books), the participant will not have any right to vote or receive dividends or have any other rights as a shareholder with respect to such shares, and no adjustment will be made for a dividend or other right for which the record date is before the date such shares are issued, except as provided in the 2015 Plan.

Non-Transferability of Awards.    Unless otherwise determined by the plan administrator and so provided in the applicable award agreement, an award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or applicable laws of descent and distribution or (except in the case of an incentive stock option) pursuant to a domestic relations order, and shall not be subject to execution, attachment, or similar process.

Changes in Capitalization.    In the event that any dividend or other distribution (whether in the form of cash, shares, other securities, or other property), recapitalization, share split, reverse share split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares or other securities of TNL Mediagene, or other change in the corporate structure of TNL Mediagene affecting shares occurs, the plan administrator shall adjust the number and class of shares that may be delivered under the 2015 Plan and/or the number, class, and price of shares covered by each outstanding award, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2015 Plan.

Dissolution or Liquidation.    In the event of TNL Mediagene’s proposed dissolution or liquidation, the plan administrator will notify each participant as soon as practicable prior to the effective date of such proposed action. Each outstanding award will terminate immediately prior to the consummation of such proposed action.

Merger or Change in Control.    In the event of a merger or change in control (as defined in the 2015 Plan), each outstanding award will be treated as the plan administrator determines. The plan administrator’s determination may be made without the consent of any participant and need not treat all outstanding awards (or portion thereof) in an identical manner. Such determination may provide for one or more of the following in the event of a merger or change in control: (A) the assumption or substitution of awards for substantially equivalent awards by the acquiror or successor corporation or an affiliate thereof with appropriate adjustment as to the number of shares and prices; (B) the termination of the participant’s awards upon or immediately prior to the consummation of the merger or change in control subject to prior written notice to the participant; (C) the acceleration of the vesting and exercisability, the realization or payment, or the lapsing of restrictions with respect the participant’s awards, in whole or in part prior to or upon consummation of the merger or change in control, and the termination of the participant’s awards upon or immediately prior to such merger or change in control; (D) the termination of the award in exchange for an amount of cash or property equal to the amount that would have been attained upon the exercise of the award or the realization of the participant’s rights with respect to the award at the date of the transaction (and if the plan administrator determines in good faith that no amount would have been obtained upon the exercise of such award or the realization of the participant’s rights with respect to the award, then termination without payment); (E) replacement of the award with other rights or property selected by the plan administrator in its sole discretion or (F) any combination of the foregoing.

In the event that the successor corporation does not assume or substitute for an award (or portion thereof), then the participant will fully vest in and have the right to exercise the award as to all of the shares subject thereto, including shares as to which it would not otherwise be vested or exercisable, and all restrictions on restricted shares will lapse, and, with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at one hundred percent of target levels and all other terms and conditions met. In addition, if an option is not assumed or substituted in the event of a merger or change in control, the plan administrator will notify the participant in writing or electronically that the option will be exercisable for a period of time as determined by the plan administrator, and the option will terminate upon expiration of such period. An award shall be considered assumed if, following the merger or change in control, the award confers the right to purchase or receive the consideration (whether shares, cash, or other securities or property) received in the merger or change in control by holders of shares for each share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares); provided, however, that if the consideration received in the merger or change in control is not solely common stock or ordinary shares of the successor corporation or its parent, the plan administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the option or vesting of the restricted shares, for each share subject to the award, to be solely common stock or ordinary shares of the successor corporation or its parent equal in fair market value to the per share consideration received by holders of shares in the merger or change in control.

In connection with the Merger, all outstanding stock options granted under the 2015 Plan (“2015 Plan Options”) shall continue and shall be adjusted as follows to account for the Reverse Share Split applicable to the TNL Mediagene Ordinary Shares immediately prior to the Effective Time: (i) each 2015 Plan Option shall be exercisable for that number of TNL Mediagene Ordinary Shares equal to the product of (a) the number of TNL Mediagene Ordinary Shares subject to such 2015 Plan Option immediately prior to the Reverse Share Split (the “Pre-Split Shares”), multiplied by (b) the Split Factor (as defined in the Merger Agreement), with such number of

TNL Mediagene Ordinary Shares to be rounded down to the nearest whole number, and (ii) the per share exercise price for each TNL Mediagene Ordinary Shares, as the case may be, issuable upon exercise of the 2015 Plan Options, as adjusted, shall be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (a) the per share exercise price for each Pre-Split Share subject to such 2015 Plan Option immediately prior to the Effective Time, by (b) the Split Factor.

Amendment and Termination.    The plan administrator may at any time amend, alter, suspend, or terminate the 2015 Plan, provided that any amendment to the 2015 Plan shall be subject to approval of shareholders to the extent necessary to comply with applicable law. No amendment, alteration, suspension, or termination of the 2015 Plan will materially and adversely impair the rights of any participant with respect to an outstanding award, unless mutually agreed otherwise between the participant and the plan administrator, which agreement must be in writing and signed by the participant and TNL Mediagene. [As noted above, it is expected that as of one business day prior to the effectiveness of the registration statement of which this prospectus forms a part, the 2015 Plan will be terminated and we will not grant any additional awards under the 2015 Plan thereafter.]

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements Related to the Merger

In connection with, and pursuant to, the Merger Agreement, certain agreements were entered into or are expected to be entered into between TNL Mediagene, Blue Ocean and certain related parties following the Merger. These agreements include:

•        Sponsor Lock-Up and Support Agreement (see “Agreements Entered into in Connection with the Merger — Sponsor Lock-Up and Support Agreement”);

•        TNL Mediagene Shareholder Lock-Up and Support Agreement (see “Agreements Entered into in Connection with the Merger — TNL Mediagene Shareholder Lock-Up and Support Agreement”);

•        Registration Rights Agreement (see “Agreements Entered into in Connection with the Merger — Registration Rights Agreement”);

•        Amended and Restated Warrant Agreement (see “Agreements Entered into in Connection with the Merger — Amended and Restated Warrant Agreement”); and

Certain Relationships and Related Party Transactions — TNL Mediagene

Employment Agreements

Following the consummation of the Merger, TNL Mediagene intends to enter into written employment agreements with its executive officers and certain directors describing their terms of employment.

Equity Awards and Related Agreements

TNL Mediagene has granted awards of stock options to its executive officers and certain directors under the 2015 Plan. The equity incentive plans are described under “Management Following the Merger — Share-based Compensation.”

Indemnification Agreements

Following the consummation of the Merger, TNL Mediagene expects to enter into indemnification agreements with each of its directors and executive officers. Such indemnification agreements and TNL Mediagene A&R Articles, as will be in effect following the Merger, will require TNL Mediagene to indemnify its directors and executive officers to the fullest extent permitted by law.

Related Party Transactions Policy

Following the Merger, TNL Mediagene intends to adopt a related party transaction policy requiring that all related party transactions required to be disclosed by a foreign private issuer pursuant to the Exchange Act be approved by the audit committee or another independent body of our board of directors.

Certain Relationships and Related Party Transactions — Blue Ocean

Founder Shares

On April 7, 2021, Blue Ocean issued to the Sponsor an aggregate of 4,312,500 Founder Shares in exchange for a payment of $25,000, or approximately $0.006 per share, from the Sponsor to cover certain expenses on behalf of Blue Ocean. The Sponsor transferred 30,000 Founder Shares to each of Joel Motley, Matt Goldberg, and Priscilla Han, and 25,000 Founder Shares to each of Norman Pearlstine and Dale Mathias, Blue Ocean’s independent directors, at the same price originally paid for such shares. In addition, the Sponsor transferred an aggregate of 100,000 Founder Shares to six advisors at the same price as originally paid for such shares. The Sponsor also surrendered 618,750 Founder Shares to Blue Ocean for no consideration due to the underwriter’s exercise of the over-allotment option. On December 2, 2021, Blue Ocean effected an ordinary share dividend of an additional 431,250 Founder Shares, resulting in an aggregate of 4,743,750 Founder Shares outstanding. On June 21, 2024, the Sponsor, Norman

Pearlstine, Joel Motley, Matt Goldberg, Priscilla Han, Apollo Credit Strategies Master Fund Ltd. and other holders of the Founder Shares converted 4,743,749 Founder Shares into a corresponding number of Blue Ocean Class A Shares in the Conversion. The Sponsor retained one Founder Share.

The Sponsor and Apollo have agreed not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) one year after the completion of an initial business combination or (B) subsequent to our initial business combination (x) if the last reported sale price of Blue Ocean Class A Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (y) the date on which Blue Ocean completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of its public shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Blue Ocean Private Placement Warrants

Simultaneously with the closing of the Blue Ocean IPO, the Sponsor and Apollo purchased an aggregate of 8,235,000 Blue Ocean Private Placement Warrants at a price of $1.00 per Blue Ocean Private Placement Warrant, generating gross proceeds to Blue Ocean of $8,235,000. Then, substantially concurrent with the closing of the over-allotment option, Blue Ocean consummated the Additional Private Placement with the Sponsor of an additional 990,000 Blue Ocean Private Placement Warrants at a price of $1.00 per Blue Ocean Private Placement Warrant, generating gross proceeds of $990,000. Each Blue Ocean Private Placement Warrant entitles the holder to purchase one ordinary share at $11.50 per share, subject to adjustment. The Blue Ocean Private Placement Warrants may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of Blue Ocean’s initial business combination.

In the event that the Sponsor deems it necessary in order to facilitate Blue Ocean’s initial business combination for the Sponsor to forfeit, transfer, exchange or amend the terms of all or any portion of the Blue Ocean Private Placement Warrants or to enter into any other arrangements with respect to the Blue Ocean Private Placement Warrants (including, without limitation, a transfer of the Sponsor’s membership interests representing an interest in the Blue Ocean Private Placement Warrants) to facilitate the consummation of such business combination, such change shall apply pro rata to Apollo and the Sponsor based on the relative number of Blue Ocean Private Placement Warrants held by each. By way of example, in the event 50% of the Sponsor’s Blue Ocean Private Placement Warrants are forfeited or transferred by the Sponsor as part of such business combination, Apollo shall forfeit or transfer 50% of its Blue Ocean Private Placement Warrants on substantially the same terms and conditions as the Sponsor, in which case the reduction shall equal 50% of the Blue Ocean Private Placement Warrants held by Apollo at such time.

2023 Sponsor Convertible Note

On June 20, 2023, Blue Ocean issued the 2023 Sponsor Convertible Note to the Sponsor, which was amended on May 30, 2024 to extend its maturity date from June 7, 2024 to December 7, 2024, that provides for borrowings from time to time of up to an aggregate of $1,500,000 to be drawn by Blue Ocean to finance costs incurred in connection with the Merger and for working capital purposes and/or to finance the monthly deposits in the Trust Account. The 2023 Sponsor Convertible Note is interest bearing at the relevant applicable federal rate and is payable on the earlier of (i) December 7, 2024; (ii) the date on which Blue Ocean consummates an initial business combination; or (iii) the date on which Blue Ocean liquidates the Trust Account upon the failure to consummate an initial business combination within the requisite time period. Upon consummation of Blue Ocean’s initial business combination, the 2023 Sponsor Convertible Note may be converted, at the Sponsor’s discretion, into the warrants of the post-business combination entity at a price of $1.00 per warrant. The terms of any such warrants will be identical to the Blue Ocean Private Placement Warrants. As of June 30, 2024, the outstanding principal balance under the 2023 Sponsor Convertible Note amounted to an aggregate of $1,411,884.

2024 Sponsor Promissory Note

On April 5, 2024, Blue Ocean issued the 2024 Sponsor Promissory Note to the Sponsor which provides for borrowings from time to time of up to an aggregate of $750,000, with a flat repayment rate of 10%, to be drawn down by Blue Ocean to finance costs and expenses incurred in connection with the Merger. The Sponsor Promissory Note is a non-interest bearing, unsecured promissory note. Pursuant to the terms of the 2024 Sponsor Promissory Note, if the Merger is not consummated, the 2024 Sponsor Promissory Note will be repaid solely to the extent that Blue Ocean has funds available to it outside of its Trust Account, and that all other amounts will be contributed to capital, forfeited, eliminated or otherwise forgiven or eliminated. The 2024 Sponsor Promissory Note is subject to events of default, the occurrence of any of which automatically triggers the unpaid principal of the 2024 Sponsor Promissory Note and all other sums payable with regard to the 2024 Sponsor Promissory Note becoming immediately due and payable. As of the date of this proxy statement/prospectus, the outstanding principal balance under the 2024 Sponsor Promissory Note amounted to an aggregate of $750,000 (and $825,000 owed giving effect to the 10% repayment rate).

Related Party Loans

In order to finance transaction costs in connection with an initial business combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required on a non-interest basis (“Working Capital Loans”). The notes would either be repaid upon consummation of an initial business combination, without interest, or, at the lender’s discretion, up to $1,500,000 of notes may be converted upon consummation of an initial business combination into warrants the post business combination entity at a price of $1.00 per warrant. The warrants would be identical to the Blue Ocean Private Placement Warrants, including as to exercise price, exercisability and exercise period. Except as set forth above, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. In the event that an initial business combination does not close, Blue Ocean may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from Blue Ocean’s Trust Account would be used for such repayment.

Administrative Support Agreement

On December 2, 2021, Blue Ocean entered into an Administrative Support Agreement pursuant to which Blue Ocean may reimburse the Sponsor (and the Sponsor may then reimburse NBM Management LLC, an affiliate of the Sponsor) up to an amount of $10,000 per month for office space and secretarial and administrative support. As of December 31, 2023 and December 31, 2022, there have been $120,000 and $110,000 in charges, respectively, related to this agreement, $10,000 of which have been reimbursed. As of June 30, 2024, there have been $290,000 in charges related to this agreement.

Consulting Agreements

Blue Ocean and Richard Leggett, Blue Ocean’s Chief Executive Officer and a co-manager of the Sponsor, entered into a consulting agreement on October 11, 2022, as amended July 31, 2023 (the “Leggett Consulting Agreement”). Mr. Leggett is entitled to $20,000 per month for certain services Mr. Leggett provides to Blue Ocean and its affiliates from the effective date of the Leggett Consulting Agreement until the earlier of (i) the date on which Blue Ocean completes a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination, or (ii) the redemption of the Public Shares should it not complete such a transaction in accordance with the Blue Ocean Articles (the “Leggett Consulting Agreement Term”). Mr. Leggett is further entitled to a success bonus of $250,000 to be paid within ten business days of the close of the initial business combination, reduced by $17,500 for each month in which the consulting fee above has been paid to Mr. Leggett on or after July 31, 2023. If the Leggett Consulting Agreement Term expires prior to the closing of the initial business combination or a similar transaction, no success bonus shall be due or paid to Mr. Leggett. Mr. Leggett has agreed that as of April 1, 2024, he will reduce his monthly service fee under the Leggett Consulting Agreement to $5,000.

Blue Ocean and Matt Lasov, Blue Ocean’s Chief Financial Officer, entered into a consulting agreement on November 22, 2022, as amended July 31, 2023 (the “Lasov Consulting Agreement”). Mr. Lasov is entitled to $32,500 per month for certain services Mr. Lasov provides to Blue Ocean and its affiliates from the effective date of the Lasov Consulting Agreement until the earlier of (i) the date on which Blue Ocean completes a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination, or (ii) the redemption of the Public Shares should it not complete such a transaction in accordance with the Blue Ocean Articles (the “Lasov Consulting Agreement Term”). Mr. Lasov is further entitled to a success bonus of $150,000 to be paid within ten business days of the close of the initial business combination, reduced by $32,500 for each month in which the consulting fee above has been paid to Mr. Lasov on or after July 31, 2023. If the Lasov Consulting Agreement Term expires prior to the closing of the initial business combination or a similar transaction, no Success Bonus shall be due or paid to Mr. Lasov. Mr. Lasov has agreed that as of February 1, 2024, he will not be invoicing Blue Ocean for services performed under the Lasov Consulting Agreement.

Sponsor Lock-Up and Support Agreement

On June 6, 2024, in connection and concurrently with the execution of the Merger Agreement, Blue Ocean, Sponsor, Apollo SPAC Fund I, L.P., Apollo Credit Strategies Master Fund Ltd. (Apollo SPAC Fund I, L.P. and Apollo Credit Strategies Master Fund, Ltd., collectively “Apollo”), the Insiders and Other Investors have entered into an amended and restated letter agreement (the “Original Sponsor Lock-Up and Support Agreement”), pursuant to which Sponsor, Apollo and such Insiders and Other Investors agreed, among other things, to vote their Blue Ocean shares in favor of the Blue Ocean Extension Proposal and the adoption of the Merger Agreement and the Transactions, including the Merger, and each other proposal related to the Merger included on the agenda for the meetings of Blue Ocean shareholders relating to the Blue Ocean Extension Proposal and the Merger (as applicable), to appear at such meeting or otherwise cause their shares to be counted as present for purposes of establishing a quorum at such meeting, to vote against any proposal that would reasonably be expected to result in a breach of any representation, warranty, covenant, obligation or agreement of Blue Ocean contained in the Merger Agreement or impede the Merger and the other transactions contemplated by the Merger Agreement, not to redeem any of their shares, and to waive their respective anti-dilution rights with respect to their Blue Ocean Class B Shares in connection with the consummation of the Transactions. On October 23, 2024, the Sponsor, Blue Ocean and TNL Mediagene entered into the Amendment No. 1 to Sponsor Lock-Up and Support Agreement (“Sponsor Agreement Amendment” and together with the Original Sponsor Lock-Up and Sponsor Agreement, the “Sponsor Lock-Up and Support Agreement”).

Pursuant to the Sponsor Lock-Up and Support Agreement, among other things, each of Sponsor, Apollo, the Insiders and the Other Investors agreed that 50% of the Earn-Out Shares will be issued upon the first to occur of any of the following after the Closing: (1) a change of control of TNL Mediagene; or (2) the date that is the 12-month anniversary of the Closing. The remaining 50% of the Earn-Out Shares will be issued upon the first to occur of any of the following after the Closing: (a) a change of control of TNL Mediagene; (b) if revenues reported by TNL Mediagene during any trailing 12-month period equal or exceed $77,500,000 in aggregate (inclusive of any and all acquisitions consummated by TNL Mediagene after the Closing); or (c) the date that is the two-year anniversary of the Closing.

Pursuant to the Sponsor Agreement Amendment, Sponsor, Blue Ocean and TNL Mediagene also agreed to forfeit up to 2,208,859 Founder Shares owned by Sponsor, subject to the adjustments based on the Forfeiture Ratio and other terms set forth in the Sponsor Lock-Up and Support Agreement.

Furthermore, subject to certain customary exceptions, Sponsor, Apollo and each Insider and Other Investor agreed that it will not transfer, to the extent such Earn-Out Shares have been issued, (a) 50% of its Earn-Out Shares until the earlier of (1) one year after the Closing, or (2) (i) if the closing price of TNL Mediagene Ordinary Shares equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (ii) the date after the Closing on which TNL Mediagene completes a liquidation, merger, capital share exchange, reorganization or other similar transaction that results in all of TNL Mediagene’s shareholders having the right to exchange their TNL Mediagene Ordinary Shares for cash, securities or other property, and (b) 50% of its Earn-Out Shares, until two years after the Closing.

In addition, pursuant to the Original Sponsor Lock-Up and Support Agreement, Sponsor and Apollo agreed to forfeit an aggregate of 750,000 Blue Ocean Private Placement Warrants held by them (in a pro rata amount based on the relative number held by each) at the Closing and not to transfer any Blue Ocean Private Placement Warrant until 30 days after the Closing. Pursuant to the Sponsor Agreement Amendment, Sponsor also agreed to additionally and separately forfeit 50% of Blue Ocean Private Placement Warrants it holds immediately prior to the Closing, subject to the adjustments based on the Forfeiture Ratio and other terms set forth in the Sponsor Lock-Up and Support Agreement.

Registration Rights Agreement

Blue Ocean, TNL Mediagene, Sponsor, and certain existing shareholders of Blue Ocean and TNL Mediagene will enter into a registration rights agreement (the “Registration Rights Agreement”) upon consummation of the Merger, which will contain customary registration rights for Sponsor and other shareholders of Blue Ocean and TNL Mediagene. Pursuant to the Registration Rights Agreement, holders of registrable securities of TNL Mediagene will be entitled to make up to three demands that TNL Mediagene register such securities and an additional two demands that TNL Mediagene register the Earn-Out Shares. In addition, holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of the Merger. The Registration Rights Agreement also provides that TNL Mediagene will pay certain expenses related to such registrations and indemnify securityholders against certain liabilities.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion, to the extent it sets forth legal conclusions regarding the material U.S. federal income tax considerations of the Merger to U.S. Holders (as defined below) of Blue Ocean Ordinary Shares and Blue Ocean Warrants is the opinion of Sidley Austin LLP as United States tax counsel to Blue Ocean, based on and subject to the assumptions, qualifications and limitations herein and in the opinion included as Exhibit 8.1 hereto.

The following does not purport to be a complete analysis of all potential tax considerations arising in connection with the Merger, the redemptions of Blue Ocean Ordinary Shares or the ownership and disposal of TNL Mediagene Ordinary Shares and TNL Mediagene Warrants. The effects and considerations of other U.S. federal tax laws, such as estate and gift tax laws, alternative minimum or Medicare contribution tax consequences and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences discussed below. Neither Blue Ocean nor TNL Mediagene has sought nor will seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take or a court will not sustain a contrary position to that discussed below regarding the tax consequences discussed below. This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

•        banks, insurance companies, and certain other financial institutions;

•        regulated investment companies and real estate investment trusts;

•        brokers, dealers or traders in securities;

•        traders in securities that elect to mark to market;

•        tax-exempt organizations or governmental organizations;

•        U.S. expatriates and former citizens or long-term residents of the United States;

•        persons holding Blue Ocean securities or TNL Mediagene Ordinary Shares and/or TNL Mediagene Warrants, as the case may be, as part of a hedge, straddle, constructive sale, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•        persons subject to special tax accounting rules as a result of any item of gross income with respect to Blue Ocean securities or TNL Mediagene Ordinary Shares and/or TNL Mediagene Warrants, as the case may be, being taken into account in an applicable financial statement;

•        persons that actually or constructively own 5% or more (by vote or value) of the outstanding Blue Ocean Ordinary Shares or, after the Merger, the issued TNL Mediagene Ordinary Shares;

•        “controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•        S corporations, partnerships or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein);

•        U.S. Holders having a functional currency other than the U.S. Dollar;

•        persons who hold or received Blue Ocean securities or TNL Mediagene Ordinary Shares and/or TNL Mediagene Warrants, as the case may be, pursuant to the exercise of any employee stock option or otherwise as compensation; and

•        tax-qualified retirement plans.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of shares of Blue Ocean securities and TNL Mediagene Ordinary Shares, or TNL Mediagene Warrants, as the case may be, that is for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a “United States person” (within the meaning of Section 7701(a)(30) of the Code) for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Blue Ocean securities, TNL Mediagene Ordinary Shares, or TNL Mediagene Warrants, the tax treatment of an owner of such entity will depend on the status of the owners, the activities of the entity or arrangement and certain determinations made at the owner level. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE MERGER AND THE U.S. FEDERAL INCOME TAX TREATMENT TO HOLDERS OF BLUE OCEAN SECURITIES DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE U.S. FEDERAL INCOME TAX TREATMENT OF THE MERGER AND THE U.S. FEDERAL INCOME TAX TREATMENT OF OWNING TNL MEDIAGENE ORDINARY SHARES, OR TNL MEDIAGENE WARRANTS TO ANY PARTICULAR HOLDER WILL DEPEND ON THE HOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, AND LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF BLUE OCEAN SECURITIES, TNL MEDIAGENE ORDINARY SHARES, OR TNL MEDIAGENE WARRANTS.

U.S. Federal Income Tax Considerations of the Merger to U.S. Holders

Characterization of the Merger as a Tax-Free Reorganization under Section 368(a) of the Code

The U.S. federal income tax consequences of the Merger will depend on whether the Merger qualifies as a tax-free reorganization under Section 368(a) of the Code (a “reorganization”). To qualify as a reorganization, a transaction must satisfy certain requirements, including, among others, that the acquiring corporation continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business, in each case, within the meaning of Treasury Regulations Section 1.368-1(d). However, due to the absence of guidance bearing directly on how the above rules apply in the case of an acquisition of a corporation with no active business and only investment-type assets, such as Blue Ocean, we cannot provide guidance on whether the Merger qualifies as a reorganization under Section 368(a) of the Code and the IRS or a court could take a different position. In addition, the treatment of the Merger as a reorganization would depend on whether sufficient shareholders of Blue Ocean exchange their Blue Ocean Ordinary Shares for TNL Mediagene Ordinary Shares rather than redeem them for cash. If a significant number of shareholders of Blue Ocean decide to redeem their Public Shares, the “continuity of business enterprise” requirement that is necessary to qualify as a reorganization under Section 368(a) of the Code may not be satisfied. Moreover, qualification of the Merger as a Reorganization is based on facts which will not be known until the closing of the Merger. As a result, legal counsel to Blue Ocean on U.S. federal income tax matters is not able to render an opinion as to the qualification of the Reorganization under

Section 368(a) of the Code. The closing of the Merger is not conditioned upon the receipt of an opinion of counsel that the Merger will qualify as a reorganization and neither Blue Ocean nor TNL Mediagene intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Merger. Accordingly, no assurance can be given that the IRS will not challenge the Merger’s qualification as a reorganization or that a court will not sustain such a challenge by the IRS.

Tax Consequences of the Merger

If the Merger qualifies as a reorganization, subject to the discussion in the section below titled “— Passive Foreign Investment Company Rules”, U.S. Holders will generally not recognize taxable gain or loss, as further described below. If the Merger fails to qualify as a “reorganization” under Section 368(a) of the Code, a U.S. Holder of Blue Ocean securities may recognize taxable gain or loss in an amount equal to the difference, if any, between the fair market value as of the Closing Date of TNL Mediagene Ordinary Shares, or TNL Mediagene Warrants received by such U.S. Holder in the Merger over such U.S. Holder’s adjusted tax basis in the Blue Ocean securities surrendered by such U.S. Holder in the Merger. Any gain or loss so recognized would generally be long-term capital gain or loss if the U.S. Holder had held the Blue Ocean securities for more than one year (or short-term capital gain or loss otherwise). It is unclear, however, whether certain redemption rights (described above) may suspend the running of the applicable holding period for this purpose. Long-term capital gains of non-corporate U.S. Holders (including individuals) currently are eligible for preferential U.S. federal income tax rates. However, the deductibility of capital losses is subject to limitations. A U.S. Holder’s tax basis in the TNL Mediagene Ordinary Shares or TNL Mediagene Warrants received will be the fair market value of those securities on the date the U.S. Holder receives them. A U.S. Holder’s holding period in the TNL Mediagene Ordinary Shares or TNL Mediagene Warrants received in the Merger, if any, will begin on the day following the Closing Date and would not include the holding period for the Blue Ocean securities surrendered in exchange therefor.

Each U.S. Holder receiving TNL Mediagene Ordinary Shares or TNL Mediagene Warrants should consult with its own tax advisor as to the particular tax consequence of the Merger to such Holder including the allocation of its tax basis among such securities.

U.S. Holders Exchanging Blue Ocean securities for TNL Mediagene Ordinary Shares and/or TNL Mediagene Warrants

If the Merger qualifies as a reorganization under Section 368(a) of the Code, subject to the discussion in the section below titled “— Passive Foreign Investment Company Rules,” a U.S. Holder generally should not recognize taxable gain or loss if, pursuant to the Merger, the U.S. Holder either (i) exchanges only Blue Ocean Ordinary Shares (but not Blue Ocean Warrants) for TNL Mediagene Ordinary Shares, (ii) exchanges Blue Ocean Warrants for TNL Mediagene Warrants, or (iii) both exchanges Blue Ocean Ordinary Shares for TNL Mediagene Ordinary Shares and exchanges its Blue Ocean Warrants for TNL Mediagene Warrants.

In such a case, the aggregate tax basis of the TNL Mediagene Ordinary Shares received by a U.S. Holder in the Merger should be equal to the aggregate adjusted tax basis of the Blue Ocean Ordinary Shares surrendered in exchange therefor. The tax basis in a TNL Mediagene Warrants received by a U.S. Holder in the Merger should be equal to the adjusted tax basis of a TNL Mediagene Warrants exchanged therefor. The holding period of the TNL Mediagene Ordinary Shares and/or TNL Mediagene Warrants received by a U.S. Holder in the Merger should include the period during which the Blue Ocean Ordinary Shares and/or warrants exchanged therefor were held by such U.S. Holder.

Application of the PFIC Rules to the Merger

Based upon the composition of its income and assets, Blue Ocean believes that that it would likely be considered a PFIC for its current taxable year which ends as a result of the Merger.

Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person who disposes of stock of a PFIC (including for this purpose exchanging warrants for newly issued warrants) recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under

Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form, those proposed Treasury Regulations may require gain recognition to U.S. Holders of Blue Ocean Ordinary Shares in connection with the Merger if:

(i)     Blue Ocean were classified as a PFIC at any time during such U.S. Holder’s holding period for such Blue Ocean Ordinary Shares; and

(ii)    the U.S. Holder had not timely made, effective from the first taxable year of its holding period of Blue Ocean Ordinary Shares during which Blue Ocean qualified as a PFIC: (a) a valid election to treat Blue Ocean as a “qualified electing fund” under Section 1295 of the Code (a “QEF election”), or (b) a valid “mark-to-market election” under Section 1296 of the Code, with respect to such Blue Ocean Ordinary Shares.

The application of the PFIC rules to Blue Ocean Warrants is unclear. A proposed Treasury Regulation issued under the PFIC rules generally treats an “option” (which would include a Blue Ocean Warrant) to acquire stock of a PFIC as stock of the PFIC, while a final Treasury Regulation issued under the PFIC rules provides that a QEF election does not apply to options and no mark-to-market election (as described above) is currently available with respect to options. Therefore, if finalized in their current form, these proposed Treasury Regulations may require gain recognition on the exchange of Blue Ocean Warrants for TNL Mediagene Warrants pursuant to the Merger Agreement.

The tax on any such recognized gain would be imposed based on the Excess Distribution Rules, discussed below under “— U.S. Federal Income Tax Considerations of Ownership and Disposition of TNL Mediagene Ordinary Shares and TNL Mediagene Warrants to U.S. Holders — Passive Foreign Investment Company Rules.”

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. Therefore, U.S. Holders of Blue Ocean Ordinary Shares that have not made a timely QEF election and U.S. Holders of Blue Ocean Warrants or a mark-to-market election may, pursuant to the proposed Treasury Regulations, be subject to taxation under the PFIC rules on the Merger to the extent their Blue Ocean Ordinary Shares and/or Blue Ocean Warrants have a fair market value in excess of their tax basis therein.

THE RULES DEALING WITH PFICS IN THE CONTEXT OF THE MERGER ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS. ALL U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE CONSEQUENCES TO THEM OF THE PFIC RULES, AND WHETHER A QEF ELECTION, A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION, AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

U.S. Holders Exercising Redemption Rights with Respect to Blue Ocean Ordinary Shares

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” the U.S. federal income tax consequences to a U.S. Holder of Blue Ocean Ordinary Shares that exercises its redemption rights to receive cash from the trust account in exchange for all or a portion of its Blue Ocean Ordinary Shares will depend on whether the redemption qualifies as a sale of the Blue Ocean Ordinary Shares redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code. If the redemption qualifies as a sale of such U.S. Holder’s Blue Ocean Ordinary Shares redeemed, such U.S. Holder will generally be treated in the same manner as described under “— Sale, Exchange, Redemption or Other Taxable Disposition of TNL Mediagene Ordinary Shares and TNL Mediagene Warrants” below.

Whether a redemption qualifies as a sale of stock under Section 302 of the Code will depend largely on the total number of Blue Ocean Ordinary Shares treated as held by the U.S. Holder relative to all of the Blue Ocean Ordinary Shares outstanding, both before and after the redemption. The redemption of Blue Ocean Ordinary Shares generally will be treated as a sale of stock under Section 302 of the Code (rather than a distribution) if the redemption (i) results in a “complete termination” of the U.S. Holder’s interest in Blue Ocean, (ii) is “substantially disproportionate” with respect to the U.S. Holder, or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests (determined immediately after the Merger) are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder generally should take into account not only Blue Ocean Ordinary Shares actually owned by such U.S. Holder but also Blue Ocean Ordinary Shares constructively owned by it. A U.S. Holder may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any shares the U.S. Holder has a right to acquire by exercise of an option, which would generally include Blue Ocean Ordinary Shares which could be directly or constructively acquired pursuant to the exercise of Blue Ocean Warrants.

There will be a complete termination of a U.S. Holder’s interest if either (i) all of the Blue Ocean Ordinary Shares actually and constructively owned by the U.S. Holder is redeemed, or (ii) all of the Blue Ocean Ordinary Shares actually owned by the U.S. Holder is redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules set forth in the Code and Treasury regulations, the attribution of shares owned by certain family members and the U.S. Holder does not constructively own any other shares. In order to meet the “substantially disproportionate” test, the percentage of outstanding voting stock actually or constructively owned by a U.S. Holder immediately following the redemption generally must be less than 80% of the voting stock actually or constructively owned by such U.S. Holder immediately prior to the redemption. The redemption of the Blue Ocean Ordinary Shares will not be essentially equivalent to a dividend if a U.S. Holder’s redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in Blue Ocean. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in Blue Ocean will depend on such U.S. Holder’s particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” U.S. Holders should consult with their own tax advisors as to the tax consequences of a redemption.

If the redemption qualifies as a sale of stock by the U.S. Holder under Section 302 of the Code, the U.S. Holder would generally be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the Blue Ocean Ordinary Shares redeemed. Such taxable gain or loss generally would be treated as capital gain or loss if such shares were held as a capital asset on the date of the redemption. A U.S. Holder’s tax basis in such U.S. Holder’s Blue Ocean Ordinary Shares generally will equal the cost of such shares.

If the redemption does not qualify as a sale of stock under Section 302 of the Code, then the U.S. Holder will be treated as receiving a corporate distribution. Such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in such U.S. Holder’s Blue Ocean Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the Blue Ocean Ordinary Shares.

U.S. Federal Income Tax Considerations of Ownership and Disposition of TNL Mediagene Ordinary Shares and TNL Mediagene Warrants to U.S. Holders

Distributions on TNL Mediagene Ordinary Shares.

Subject to the discussion below under “— Passive Foreign Investment Company Rules”, if TNL Mediagene makes distributions of cash or property on the TNL Mediagene Ordinary Shares, a U.S. Holder generally will be required to include in gross income, first as a dividend to the extent of TNL Mediagene’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, with any excess treated as capital gain from the sale or exchange of the shares. Because TNL Mediagene does not expect to provide calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that:

•        either (a) the shares are readily tradable on an established securities market in the United States, or (b) TNL Mediagene is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program;

•        TNL Mediagene is neither a PFIC (as discussed below under below under “— Passive Foreign Investment Company Rules”) nor treated as such with respect to the U.S. Holder for TNL Mediagene’s in any taxable year in which the dividend is paid or the preceding taxable year;

•        the U.S. Holder satisfies certain holding period requirements; and

•        the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

There also can be no assurance that TNL Mediagene Ordinary Shares will be considered “readily tradable” on an established securities market in the United States in accordance with applicable legal authorities. Furthermore, there can no assurance that TNL Mediagene will not be treated as a PFIC in any taxable year. See discussion below under “— Passive Foreign Investment Company Rules.” U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to TNL Mediagene Ordinary Shares.

Subject to certain exceptions, dividends on TNL Mediagene Ordinary Shares will constitute foreign source income for foreign tax credit limitation purposes. If such dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by TNL Mediagene with respect to the TNL Mediagene Ordinary Shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

Sale, Exchange, Redemption or Other Taxable Disposition of TNL Mediagene Ordinary Shares and TNL Mediagene Warrants.

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize taxable gain or loss on any sale, exchange, redemption or other taxable disposition of TNL Mediagene Ordinary Shares or TNL Mediagene Warrants in an amount equal to the difference between (i) the amount realized on the disposition, and (ii) such U.S. Holder’s adjusted tax basis in such TNL Mediagene Ordinary Shares and/or TNL Mediagene Warrants. Any gain or loss recognized by a U.S. Holder on a taxable disposition of TNL Mediagene Ordinary Shares or TNL Mediagene Warrants generally will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held the TNL Mediagene Ordinary Shares and/or TNL Mediagene Warrants for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations.

Any such gain or loss recognized generally will be treated as a U.S. source gain or loss. Accordingly, in the event any non-U.S. tax (including withholding tax) is imposed upon such sale or other disposition, a U.S. Holder’s ability to claim a foreign tax credit for such non-U.S. tax is subject to various limitations and restrictions. U.S. Holders are urged to consult their own tax advisor regarding the ability to claim a foreign tax credit and the application of tax treaty to such U.S. Holder’s particular circumstances.

Exercise or Lapse of TNL Mediagene Warrants

Except as discussed below with respect to the cashless exercise of TNL Mediagene Warrants, a U.S. Holder generally will not recognize taxable gain or loss upon the acquisition of a TNL Mediagene Ordinary Share on the exercise of a TNL Mediagene Warrant for cash. A U.S. Holder’s tax basis in TNL Mediagene Ordinary Shares received upon exercise of the TNL Mediagene Warrants generally should be an amount equal to the sum of the U.S. Holder’s tax basis in the TNL Mediagene Warrants received therefor and the exercise price. The U.S. Holder’s holding period for a TNL Mediagene Ordinary Share received upon exercise of the TNL Mediagene Warrants will begin on the date following the date of exercise (or possibly the date of exercise) of the TNL Mediagene Warrants and will not include the period during which the U.S. Holder held the TNL Mediagene Warrants. If a TNL Mediagene Warrant is allowed to lapse unexercised, a U.S. Holder that has otherwise received no proceeds with respect to such TNL Mediagene Warrant generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the lapsed TNL Mediagene Warrant.

The tax consequences of a cashless exercise of TNL Mediagene Warrants are not clear under current U.S. federal income tax law. A cashless exercise may be tax-deferred, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s basis in the TNL Mediagene Ordinary Shares received would equal the U.S. Holder’s basis in the TNL Mediagene Warrants exercised therefor. If the cashless exercise is not treated as a realization event, a U.S. Holder’s holding period in the TNL Mediagene Ordinary Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the TNL Mediagene Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the TNL Mediagene Ordinary Shares would include the holding period of the TNL Mediagene Warrants exercised therefor.

It is also possible that a cashless exercise of TNL Mediagene Warrants could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth above under “— Sale, Exchange, Redemption or Other Taxable Disposition of TNL Mediagene Ordinary Shares and TNL Mediagene Warrants.” In such event, a U.S. Holder could be deemed to have surrendered warrants equal to the number of TNL Mediagene Ordinary Shares having an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount generally equal to the difference between (i) the fair market value of the TNL Mediagene Warrants deemed surrendered and (ii) the U.S. Holder’s tax basis in such TNL Mediagene Warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the TNL Mediagene Ordinary Shares received would equal the sum of (i) U.S. Holder’s tax basis in the TNL Mediagene Warrants deemed exercised and (ii) the exercise price of such TNL Mediagene Warrants. A U.S. Holder’s holding period for the TNL Mediagene Ordinary Shares received in such case generally would commence on the date following the date of exercise (or possibly the date of exercise) of the TNL Mediagene Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their own tax advisors regarding the tax consequences of a cashless exercise of TNL Mediagene Warrants.

Adjustment to Exercise Price

Under Section 305 of the Code, if certain adjustments are made (or not made) to the number of shares to be issued upon the exercise of a TNL Mediagene Warrant or to the TNL Mediagene Warrant’s exercise price, a U.S. Holder may be deemed to have received a constructive distribution with respect to the warrant, which could result in adverse consequences for the U.S. Holder, including the inclusion of dividend income (with the consequences generally as described above under the heading “— Distributions on TNL Mediagene Ordinary Shares”). The rules governing constructive distributions as a result of certain adjustments with respect to a TNL Mediagene Warrant are complex, and U.S. Holders are urged to consult their tax advisors on the tax consequences any such constructive distribution with respect to a TNL Mediagene Warrant.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of TNL Mediagene Ordinary Shares and/or TNL Mediagene Warrants could be materially different from that described above, if TNL Mediagene is treated as a PFIC for U.S. federal income tax purposes. A non-U.S. entity treated as a corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

•        at least 75% of its gross income for such year is passive income; or

•        at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, TNL Mediagene will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which TNL Mediagene owns, directly or indirectly, 25% or more (by value) of the stock.

[TNL Mediagene believes it was not a PFIC in 2023. Based on the current and anticipated composition of the income, assets and operations of TNL Mediagene and its subsidiaries, TNL Mediagene does not believe it will be treated as a PFIC for the taxable year that includes the Merger or in the foreseeable future. However, there can be no assurances in this regard, nor can there be any assurances that TNL Mediagene will not be treated as a PFIC in any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and TNL Mediagene can make no assurances that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.]

Whether TNL Mediagene or any of its subsidiaries is treated as a PFIC is determined on an annual basis. The determination of whether TNL Mediagene or any of its subsidiaries is a PFIC is a factual determination that depends on, among other things, the composition of TNL Mediagene’s income and assets, and the market value of their and their respective subsidiaries’ shares and assets. Changes in the composition of TNL Mediagene’s or any of its respective subsidiaries’ income or composition of TNL Mediagene’s or any of its subsidiaries’ assets may cause it to be or become a PFIC for the current or subsequent taxable years. Under the PFIC rules, if TNL Mediagene were considered a PFIC at any time that a U.S. Holder owns TNL Mediagene Ordinary Shares or TNL Mediagene Warrants, TNL Mediagene would continue to be treated as a PFIC with respect to such investment unless (i) it ceased to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election under the PFIC rules. If such election is made, a U.S. Holder will be deemed to have sold its TNL Mediagene Ordinary Shares or TNL Mediagene Warrants at their fair market value on the last day of the last taxable year in which TNL Mediagene is classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, TNL Mediagene Ordinary Shares or TNL Mediagene Warrants with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless TNL Mediagene subsequently becomes a PFIC.

For each taxable year that TNL Mediagene is treated as a PFIC with respect to a U.S. Holder’s TNL Mediagene Ordinary Shares or TNL Mediagene Warrants, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” (as defined below) received and any gain realized from a sale or disposition (including a pledge) of such securities (collectively the “Excess Distribution Rules”), unless the U.S. Holder makes a valid QEF election or mark-to-market election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the TNL Mediagene Ordinary Shares will be treated as excess distributions. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

•        the amount allocated to the current taxable year, and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which TNL Mediagene is a PFIC, will be treated as ordinary income; and

•        the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Under the Excess Distribution Rules, the tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the TNL Mediagene Ordinary Shares or TNL Mediagene Warrants cannot be treated as capital gains, even though the U.S. Holder holds the TNL Mediagene Ordinary Shares or TNL Mediagene Warrants as capital assets.

Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which TNL Mediagene may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance, however, that TNL Mediagene does not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to any of TNL Mediagene’s subsidiaries.

If TNL Mediagene is a PFIC, a U.S. Holder of TNL Mediagene Ordinary Shares (but not TNL Mediagene Warrants) may avoid taxation under the Excess Distribution Rules described above by making a “qualified electing fund” (“QEF”) election. However, a U.S. Holder may make a QEF election with respect to its ordinary shares only if TNL Mediagene provides U.S. Holders on an annual basis with certain financial information specified under applicable U.S. Treasury regulations. TNL Mediagene will endeavor to provide U.S. Holders with the required information on an annual basis to allow U.S. Holders to make a QEF election with respect to the TNL Mediagene Ordinary Shares in the event TNL Mediagene is treated as a PFIC for any taxable year. There can be no assurance, however, that TNL Mediagene will timely provide such information for the current year or subsequent years. The failure to provide such information on an annual basis could prevent a U.S. Holder from making a QEF election or result in the invalidation or termination of a U.S. Holder’s prior QEF election. In addition, although not free from doubt, U.S. Holders of TNL Mediagene Warrants will not be able to make a QEF election with respect to their warrants under current U.S. federal income tax law.

In the event TNL Mediagene is a PFIC, a U.S. Holder that makes a valid QEF election with respect to its TNL Mediagene Ordinary Shares would generally be required to include in income for each year that TNL Mediagene is treated as a PFIC the U.S. Holder’s pro rata share of TNL Mediagene’s ordinary earnings for the year (which would be subject to tax as ordinary income) and net capital gains for the year (which would be subject to tax at the rates applicable to long-term capital gains), without regard to the amount of any distributions made in respect of TNL Mediagene Ordinary Shares. Any net deficits or net capital losses of TNL Mediagene for a taxable year would not be passed through and included on the tax return of the U.S. Holder, however. A U.S. Holder’s basis in the ordinary shares would be increased by the amount of income inclusions under the qualified electing fund rules. Dividends actually paid on the ordinary shares generally would not be subject to U.S. federal income tax to the extent of prior income inclusions and would reduce the U.S. Holder’s basis in the ordinary shares by a corresponding amount.

If TNL Mediagene owns any interests in a Lower-Tier PFIC, a U.S. Holder generally must make a separate QEF election for each Lower-Tier PFIC, subject to TNL Mediagene’s providing the relevant tax information for each Lower-Tier PFIC on an annual basis.

If a U.S. Holder does not make a QEF election (or a mark-to-market election, as discussed below) effective from the first taxable year of a U.S. Holder’s holding period for the TNL Mediagene Ordinary Shares in which TNL Mediagene is a PFIC, then the TNL Mediagene Ordinary Shares will generally continue to be treated as an interest in a PFIC, and the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a QEF election in a later year may avoid the continued application of the Excess Distribution Rules to its TNL Mediagene Ordinary Shares by making a “deemed sale” election. In that case, the U.S. Holder will be deemed to have sold the TNL Mediagene Ordinary Shares at their fair market value on the first day of the taxable year in which the QEF election becomes effective, and any gain from such deemed sale would be subject to the Excess Distribution Rules described above. A U.S. Holder that is eligible to make a QEF election with respect to its TNL Mediagene Ordinary Shares generally may do so by providing the appropriate information to the IRS in the U.S. Holder’s timely filed tax return for the year in which the election becomes effective. U.S. Holders should consult their own tax advisors as to the availability and desirability of a QEF election.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) may make a mark-to-market election for its TNL Mediagene Ordinary Shares to elect out of the Excess Distribution Rules discussed above if TNL Mediagene is treated as a PFIC. If a U.S. Holder makes a valid mark-to-market election with respect to its ordinary shares, such U.S. Holder will include in income for each year that TNL Mediagene is treated as a PFIC with respect to such ordinary shares an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in the ordinary shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market gains on the ordinary shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such ordinary shares previously included in income. A U.S. Holder’s basis in the ordinary shares will be adjusted to reflect any mark-to-market income or loss. If a U.S. Holder makes a mark-to-market election, any distributions TNL Mediagene makes would generally be subject to the rules discussed above under “— Sale, Exchange, Redemption or Other Taxable Disposition of TNL Mediagene Ordinary Shares and TNL Mediagene Warrants,” except the lower rates applicable to qualified dividend income would not apply. U.S. Holders of TNL Mediagene Warrants will not be able to make a mark-to-market election with respect to their TNL Mediagene Warrants.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The TNL Mediagene Ordinary Shares are expected to be listed on Nasdaq and are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that TNL Mediagene Ordinary Shares will be “regularly traded” for purposes of these rules. Because a mark-to-market election cannot be made for equity interests in any Lower-Tier PFICs, a U.S. Holder that does not make the applicable QEF elections generally will continue to be subject to the Excess Distribution Rules with respect to its indirect interest in any Lower-Tier PFICs as described above, even if a mark-to-market election is made for TNL Mediagene.

If a U.S. Holder does not make a mark-to-market election (or a QEF election, as discussed above) effective from the first taxable year of a U.S. Holder’s holding period for the TNL Mediagene Ordinary Shares in which TNL Mediagene is a PFIC, then the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a mark-to-market election with respect to such ordinary shares in a later year will continue to be subject to the Excess Distribution Rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to-market gain recognized at the end of that year. In subsequent years for which a valid mark-to-mark election remains in effect, the Excess Distribution Rules generally will not apply. A U.S. Holder that is eligible to make a mark-to-market with respect to its TNL Mediagene Ordinary Shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective. U.S. Holders should consult their own tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any Lower-Tier PFICs.

A U.S. Holder of a PFIC is generally required to file an IRS Form 8621 on an annual basis. U.S. Holders should consult their own tax advisors regarding any reporting requirements that may apply to them if TNL Mediagene is a PFIC. U.S. Holders are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules to their particular circumstances.

Information Reporting and Backup Withholding

Information reporting requirements may apply to cash received in redemption of Blue Ocean Ordinary Shares, dividends received by U.S. Holders of TNL Mediagene Ordinary Shares, and the proceeds received on sale or other taxable the disposition of TNL Mediagene Ordinary Shares or TNL Mediagene Warrants effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. Any redemptions treated as dividend payments with respect to Blue Ocean Ordinary Shares and TNL Mediagene Ordinary Shares and proceeds from the sale, exchange, redemption or other disposition of TNL Mediagene Ordinary Shares or TNL Mediagene Warrants may be subject to information reporting to the IRS and possible U.S. backup withholding. U.S. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding generally may be credited against the taxpayer’s U.S. federal income tax liability, and a taxpayer may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER.

DESCRIPTION OF TNL MEDIAGENE’S SHARE CAPITAL AND ARTICLES OF ASSOCIATION

A summary of the material provisions governing the combined company’s share capital immediately following the completion of the Merger is provided below. This summary is not complete and should be read together with TNL Mediagene’s amended and restated memorandum and articles of association (“TNL Mediagene A&R Articles”), a copy of which is appended to this proxy statement/prospectus as Annex B. In this section “we,” “us” and “our” refer to TNL Mediagene.

We are an exempted company incorporated in the Cayman Islands with limited liability and our affairs will be governed by the TNL Mediagene A&R Articles, the Cayman Companies Law and the common law of the Cayman Islands. As of the date of this proxy statement/prospectus (and prior to the Share Redesignation), there are 218,816,761 ordinary shares of TNL Mediagene, par value $0.0001 per share, outstanding. Pursuant to the TNL Mediagene A&R Articles, which will take effect at the Effective Time, the issued share capital of TNL Mediagene will be divided into such number of shares determined by multiplying the number of issued ordinary shares of TNL Mediagene immediately before the Reverse Share Split by a Split Factor provided in the Merger Agreement. All of our outstanding shares are validly issued, fully paid and non-assessable. The board of directors may determine the issue prices and terms for our shares or other securities, and may further determine any other provision relating to such issue of shares or securities. We may also issue and redeem redeemable securities on such terms and in such manner as the board of directors shall determine.

Ordinary Shares

The following is a description of the material terms of TNL Mediagene Ordinary Shares and the TNL Mediagene A&R Articles that will be in effect upon the closing of the Transactions. The following descriptions are qualified by reference to the TNL Mediagene A&R Articles that will be in effect upon the closing of the Transactions, a copy of which is filed with the SEC as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

Voting Rights

Each registered holder of TNL Mediagene Ordinary Shares will be entitled to one vote for each TNL Mediagene Ordinary Share of which he, she or it is the registered holder, subject to any rights and restrictions for the time being attached to any share. Unless specified in the TNL Mediagene A&R Articles, or as required by applicable provisions of the Cayman Companies Law or applicable stock exchange rules, an ordinary resolution, being, the affirmative vote of shareholders holding a majority of the shares which, being so entitled, are voted thereon in person or by proxy at a quorate general meeting of the company or a unanimous written resolution of all of our shareholders entitled to vote at a general meeting of the company, is required to approve any such matter voted on by our shareholders. Approval of certain actions, such as amending our amended and restated memorandum and articles of association, reducing our share capital, registration of our company by way of continuation in a jurisdiction outside the Cayman Islands and merger or consolidation with one or more other constituent companies, will require a special resolution under Cayman Islands law and pursuant to the TNL Mediagene A&R Articles, being the affirmative vote of shareholders holding a majority of no less than two-thirds of the shares which, being so entitled, are voted thereon in person or by proxy at a quorate general meeting of the company or a unanimous written resolution of all of our shareholders entitled to vote at a general meeting of the company.

Dividend Rights

We have not paid any cash dividends on our ordinary shares to date. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of the board of directors.

Liquidation Rights

On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, holders of TNL Mediagene Ordinary Shares will be entitled to participate in any surplus assets in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up or the date of the return of capital, as the case may be, on the TNL Mediagene Ordinary Shares held by them respectively.

Registration Rights

Following the Merger, certain of our shareholders and the Sponsor will be entitled to certain registration rights under the terms of the Registration Rights Agreement. For a discussion of such rights, see “Agreements Entered Into in Connection with the Merger — Registration Rights Agreement.”

Shareholder Meetings

One or more shareholders holding at least a majority of the paid-up voting share capital of our company present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy and entitled to vote at that meeting shall form a quorum. In accordance with the Nasdaq corporate governance requirements, we are not required to hold an annual general meeting until one year after our first fiscal year end following our listing on Nasdaq. There is no requirement under the Cayman Companies Law for us to hold annual or extraordinary general meetings.

Warrants

Public Warrants

Each whole warrant will entitle the registered holder to purchase one TNL Mediagene Ordinary Share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of twelve months from the closing of the Blue Ocean IPO and 30 days after the Closing, except as discussed in the immediately succeeding paragraph. Pursuant to the A&R Warrant Agreement, a warrant holder may exercise its warrants only for a whole number of TNL Mediagene Ordinary Shares. The warrants will expire five years after the Closing, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any TNL Mediagene Ordinary Shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the TNL Mediagene Ordinary Shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable and we will not be obligated to issue TNL Mediagene Ordinary Shares upon exercise of a warrant unless the TNL Mediagene Ordinary Shares issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant.

We have agreed that as soon as practicable, but in no event later than 20 business days after the Closing, we will use our commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the TNL Mediagene Ordinary Shares issuable upon exercise of the warrants, and we will use our commercially reasonable efforts to cause the same to become effective within 60 business days after the Closing, and to maintain the effectiveness of such registration statement and a current prospectus relating to those TNL Mediagene Ordinary Shares until the warrants expire or are redeemed, as specified in the A&R Warrant Agreement; provided that, if TNL Mediagene Ordinary Shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will use our commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of warrants when the price per TNL Mediagene Ordinary Share equals or exceeds $18.00.

Once the warrants become exercisable, we may redeem the outstanding warrants (except as described herein with respect to the Blue Ocean Private Placement Warrants held by the Sponsor and Apollo):

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

•        if, and only if, the closing price of TNL Mediagene Ordinary Shares equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Anti-dilution Adjustments”) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders.

We will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the TNL Mediagene Ordinary Shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those TNL Mediagene Ordinary Shares is available throughout the 30-day redemption period. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criteria discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of TNL Mediagene Ordinary Shares may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Anti-dilution Adjustments”) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

Redemption of warrants when the price per TNL Mediagene Ordinary Share equals or exceeds $10.00.

Once the warrants become exercisable, we may redeem the outstanding warrants:

•        in whole and not in part;

•        at a price of $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption, provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of TNL Mediagene Ordinary Shares (as defined below) except as otherwise described below;

•        if, and only if, the closing price of the TNL Mediagene Ordinary Shares equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Anti-dilution Adjustments”) for any 20 trading days within the 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders; and

•        if the closing price of TNL Mediagene Ordinary Shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Anti-dilution Adjustments”), the Blue Ocean Private Placement Warrants held by the Sponsor and Apollo must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

Beginning on the date the notice of redemption is given until the warrants are redeemed or exercised, holders may elect to exercise their warrants on a cashless basis. The numbers in the table below represent the number of TNL Mediagene Ordinary Shares that a warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of TNL Mediagene Ordinary Shares on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on the volume weighted average price of TNL Mediagene Ordinary Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below. We will provide our warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.

Pursuant to the A&R Warrant Agreement, references above to TNL Mediagene Ordinary Shares shall include a security other than TNL Mediagene Ordinary Shares into which TNL Mediagene Ordinary Shares have been converted or exchanged for in the event we are not the surviving company in the initial business combination. The numbers in the table below will not be adjusted when determining the number of TNL Mediagene Ordinary Shares to be issued upon exercise of the warrants if we are not the surviving entity following the initial business combination.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant or the exercise price of a warrant is adjusted as set forth under the heading “— Anti-dilution Adjustments” below. If the number of shares issuable upon exercise of a warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the exercise price of the warrant after such adjustment and the denominator of which is the exercise price of the warrant immediately prior to such adjustment. In such an event, the number of shares in the table below shall be adjusted by multiplying such share amounts by a fraction, the numerator of which is the number of shares deliverable upon exercise of the warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of the warrant as so adjusted. If the exercise price of a warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “— Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “— Anti-dilution Adjustments” and the denominator of which is $10.00; and (b) in the case of an adjustment pursuant to the second paragraph under the heading “— Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a warrant pursuant to such exercise price adjustment.

	Fair Market Value of TNL Mediagene Ordinary Shares
Redemption Date (period to expiration of warrants)	≤$10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	≥18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of TNL Mediagene Ordinary Shares to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price of TNL Mediagene Ordinary Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $11.00 per share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277 TNL Mediagene Ordinary Shares for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of TNL Mediagene Ordinary Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 TNL Mediagene Ordinary Shares for each whole warrant. In no event will the warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 TNL Mediagene Ordinary Shares per warrant (subject to adjustment). Finally, as reflected in the table above, if the warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any TNL Mediagene Ordinary Shares.

This redemption feature differs from the typical warrant redemption features used in some other initial business combinations, which only provide for a redemption of warrants for cash (other than the Blue Ocean Private Placement Warrants) when the trading price for TNL Mediagene Ordinary Shares exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when TNL Mediagene Ordinary Shares are trading at or above $10.00 per Public Share, which may be at a time when the trading price of TNL Mediagene Ordinary Shares is below the exercise price of the warrants. We have established this redemption feature to provide us with the flexibility to redeem the warrants without the warrants having to reach the $18.00 per share threshold set forth above under “— Redemption of warrants when the price per TNL Mediagene Ordinary Share equals or exceeds $18.00.” Holders choosing to exercise their warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their warrants based on an option pricing model with a fixed volatility input as of the date of this proxy statement/prospectus. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding warrants, and therefore have certainty as to our capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed. We will be required to pay the applicable redemption price to warrant holders if we choose to exercise this redemption right and it will allow us to quickly proceed with a redemption of the warrants if we determine it is in our best interests to do so. As such, we would redeem the warrants in this manner when we believe it is in our best interests to update our capital structure to remove the warrants and pay the redemption price to the warrant holders.

As stated above, we can redeem the warrants when TNL Mediagene Ordinary Shares are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If we choose to redeem the warrants when TNL Mediagene Ordinary Shares are trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer TNL Mediagene Ordinary Shares than they would have received if they had chosen to wait to exercise their warrants for TNL Mediagene Ordinary Shares if and when such TNL Mediagene Ordinary Shares were trading at a price higher than the exercise price of $11.50.

No fractional TNL Mediagene Ordinary Shares will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of TNL Mediagene Ordinary Shares to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than TNL Mediagene Ordinary Shares pursuant to the A&R Warrant Agreement (for instance, if we are not the surviving company in our initial business combination), the warrants may be exercised for such security. At such time as the warrants become exercisable for a security other than TNL Mediagene Ordinary Shares, our company (or the surviving company) will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the warrants.

Redemption Procedures.

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the TNL Mediagene Ordinary Shares issued and outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments.

If the number of outstanding TNL Mediagene Ordinary Shares is increased by a capitalization or share dividend paid in TNL Mediagene Ordinary Shares to all or substantially all holders of TNL Mediagene Ordinary Shares, or by a split-up of TNL Mediagene Ordinary Shares or other similar event, then, on the effective date of such capitalization or share dividend, split-up or similar event, the number of TNL Mediagene Ordinary Shares issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding TNL Mediagene Ordinary Shares. A rights offering made to all or substantially all holders of ordinary shares entitling holders to purchase TNL Mediagene Ordinary Shares at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of TNL Mediagene Ordinary Shares equal to the product of (i) the number of TNL Mediagene Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for TNL Mediagene Ordinary Shares); and (ii) one, minus the quotient of (x) the price per TNL Mediagene Ordinary Share paid in such rights offering, and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for TNL Mediagene Ordinary Shares, in determining the price payable for TNL Mediagene Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion; and (ii) “historical fair market value” means the volume weighted average price of TNL Mediagene Ordinary Shares as reported during the 10 trading day period ending on the trading day prior to the first date on which TNL Mediagene Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all of the holders of TNL Mediagene Ordinary Shares on account of such TNL Mediagene Ordinary Shares (or other securities into which the warrants are convertible), other than (a) as described above; (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on TNL Mediagene Ordinary Shares during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 per share (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of TNL Mediagene Ordinary Shares issuable on exercise of each warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share; (c) to satisfy the redemption rights of the holders of TNL Mediagene Ordinary Shares in connection with a proposed initial business combination; (d) to satisfy the redemption rights of the holders of TNL Mediagene Ordinary Shares in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to provide holders of TNL Mediagene Ordinary Shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination within 24 months from the closing of the Blue Ocean IPO, or (B) with respect to any other provision relating to the rights of holders of TNL Mediagene Ordinary Shares; or (e) in connection with the redemption of our Public Shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each TNL Mediagene Ordinary Share in respect of such event.

If the number of outstanding TNL Mediagene Ordinary Shares is decreased by a consolidation, combination or reclassification of TNL Mediagene Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reclassification or similar event, the number of TNL Mediagene Ordinary Shares issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding TNL Mediagene Ordinary Shares.

Whenever the number of TNL Mediagene Ordinary Shares purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of TNL Mediagene Ordinary Shares purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of TNL Mediagene Ordinary Shares so purchasable immediately thereafter.

In addition, if (i) we issue additional TNL Mediagene Ordinary Shares or equity-linked securities for capital raising purposes in connection with the Closing at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares, as applicable, prior to such issuance) (the “Newly Issued Price”); (ii) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions); and (iii) the volume weighted average trading price of TNL Mediagene Ordinary Shares during the 20 trading day period starting on the trading day prior to the day on which we consummate our initial business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described above under “— Redemption of warrants when the price per TNL Mediagene Ordinary Share equals or exceeds $18.00” and “— Redemption of warrants when the price per TNL Mediagene Ordinary Shares equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described above under “— Redemption of warrants when the price per TNL Mediagene Ordinary Share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

In case of any reclassification or reorganization of the outstanding TNL Mediagene Ordinary Shares (other than those described above or that solely affects the par value of such TNL Mediagene Ordinary Shares), or in the case of any merger or consolidation of us with or into another corporation or entity (other than a consolidation or merger in which we are the continuing corporation or company and that does not result in any reclassification or reorganization of our outstanding TNL Mediagene Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of TNL Mediagene Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of TNL Mediagene Ordinary Shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by the company in connection with redemption rights held by shareholders of the company as provided for in the company’s amended and restated memorandum and articles of association or as a result of the redemption of TNL Mediagene Ordinary Shares by the company if a proposed initial business combination is presented to the shareholders of the company for approval) under circumstances in which, upon the completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding TNL Mediagene Ordinary Shares, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the TNL Mediagene Ordinary Shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the A&R Warrant Agreement. If less than 70% of the consideration receivable by the holders of TNL Mediagene Ordinary Shares in such a transaction is payable in the form of TNL Mediagene Ordinary Shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the A&R Warrant Agreement based on the Black-Scholes value (as defined in the A&R Warrant Agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.

The warrants will be issued in registered form under an A&R Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The A&R Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correcting any mistake, including to conform the provisions of the A&R Warrant Agreement to the description of the terms of the warrants and the A&R Warrant Agreement set forth in this proxy statement/prospectus, or defective provision, (ii) amending the provisions relating to cash dividends on ordinary shares as contemplated by and in accordance with the A&R Warrant Agreement or (iii) adding or changing any provisions with respect to matters or questions arising under the A&R Warrant Agreement as the parties to the A&R Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the warrants, provided that the approval by the holders of at least 50% of the then-outstanding Public Warrants is required to make any change that adversely affects the interests of the registered holders of Public Warrants. You should review a copy of the A&R Warrant Agreement, which will be filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part, for a complete description of the terms and conditions applicable to the warrants.

The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive TNL Mediagene Ordinary Shares. After the issuance of TNL Mediagene Ordinary Shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by holders of TNL Mediagene Ordinary Shares.

No fractional warrants will be issued upon separation of the units and only whole warrants will trade. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of TNL Mediagene Ordinary Shares to be issued to the warrant holder.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the A&R Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Blue Ocean Private Placement Warrants

Except as described below, the Blue Ocean Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants. The Blue Ocean Private Placement Warrants, including the underlying shares, will not be transferable, assignable or salable until 30 days after the Closing, except pursuant to limited exceptions, and they will not be redeemable by us (except as described under “— Public Warrants — Redemption of warrants when the price per TNL Mediagene Ordinary Share equals or exceeds $10.00”) so long as they are held by the Sponsor, Apollo or their permitted transferees (except as otherwise set forth herein). Sponsor, Apollo and their permitted transferees have the option to exercise the Blue Ocean Private Placement Warrants on a cashless basis. If the Blue Ocean Private Placement Warrants are held by holders other than the Sponsor, Apollo or its permitted transferees, the Blue Ocean Private Placement Warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the Public Warrants. Any amendment to the terms of the Blue Ocean Private Placement Warrants or any provision of the A&R Warrant Agreement with respect to the Blue Ocean Private Placement Warrants will require a vote of holders of at least 50% of the number of the then-outstanding Blue Ocean Private Placement Warrants.

Except as described above under “— Public Warrants — Redemption of warrants when the price per TNL Mediagene Ordinary Share equals or exceeds $10.00,” if holders of the Blue Ocean Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of TNL Mediagene Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of TNL Mediagene Ordinary Shares underlying the warrants, multiplied by the excess of the “sponsor fair market value” (defined below) over the exercise price of the warrants by (y) the sponsor fair market value. For these purposes, the “sponsor fair market value” shall mean the average last reported closing price of TNL Mediagene Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent or on which the notice of redemption is sent to the holders of warrants, as applicable. The reason that we have agreed that these warrants will be exercisable on a cashless basis so long as they are held by the Sponsor and its permitted transferees is because it is not known at this time whether they will be affiliated with us following a business combination. If they remain affiliated with us, their ability to sell our securities on the open market will be significantly limited. We expect to have policies in place that restrict insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike public shareholders who could exercise their warrants and sell the TNL Mediagene Ordinary Shares received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, we believe that allowing the holders to exercise such warrants on a cashless basis is appropriate.

Certain Differences in Corporate Law

Cayman Islands companies are governed by the Cayman Companies Law. The Cayman Companies Law is modeled on English law but does not follow recent English law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Cayman Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Statutory Mergers and Similar Arrangements (sections 233 to 239A of the Cayman Companies Law).    In certain circumstances, the Cayman Companies Law allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that it is permitted or not prohibited by the laws of that other jurisdiction and the constitutional documents of the foreign company).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan of merger or consolidation must then be authorized by (a) a special resolution (a majority of at least two-thirds (or such higher majority as specified in the articles of association of the company) of the votes which are cast in person or by proxy by those shareholders who, being entitled to do so, attend and vote at a quorate general meeting of the relevant company or a unanimous written resolution of all of the shareholders entitled to vote at a general meeting of the relevant company) of the shareholders of each company; and (b) such other authorization, if any, as may be specified in each constituent company’s articles of association. No special resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the votes represented by the issued shares in a subsidiary company) and its subsidiary company where the parent and subsidiary company are both incorporated under the Cayman Companies Law. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Cayman Companies Law (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the directors of the Cayman Islands company are required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding, and no order has been made or resolution adopted to wind up or liquidate the foreign company in the jurisdiction in which the foreign company is existing; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; and (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands company, the directors of the Cayman Islands company are further required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived, (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company, and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; and (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction.

The Registrar of Companies must also be satisfied that there is no other reason why it would be against the public interest to permit the merger or consolidation.

The Cayman Companies Law provides for a right of dissenting shareholders to be paid a payment of the fair value of their shares upon their dissenting to the merger or consolidation if they follow a prescribed statutory procedure. In essence, that procedure is as follows: (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (c) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and (e) if the company and the shareholder fail to agree on a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company must (and any dissenting shareholder may) file a petition with the Grand Court of the Cayman Islands to determine the fair value and such petition by the company must be accompanied by a list of the names and addresses of the dissenting shareholders who have filed a notice under paragraph (c) and with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company and who the court finds are involved may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Schemes of Arrangement (sections 86 and 87 of the Cayman Companies Law).    Moreover, Cayman Islands law has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, by way of schemes of arrangement, which will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement.” In the event that a scheme of arrangement is sought as between a company and its members or any class of members (the procedures for which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority representing three-fourths in value of each such class of shareholders that are present and voting either in person or by proxy at a general meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•        the proposed scheme is a scheme of arrangement within the meaning of section 86 of the Cayman Companies Law;

•        the scheme document provided all the material information reasonably required to enable the scheme shareholders to come to an informed view on the merits of the scheme;

•        the court meeting was properly held and the statutory majorities were achieved;

•        there is no reason to believe that the views of the overwhelming majority of those who voted in favor of the scheme did not fairly represent the views of the scheme shareholders as a whole, that they were not acting bona fide or that they were subject to coercion;

•        the scheme of arrangement is fair in the sense that an intelligent and honest person acting in respect of his relevant interest might reasonably approve of it; and

•        there is no good reason for the court not to sanction the scheme.

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights (providing rights to receive payment in cash for the judicially determined value of the shares), which would otherwise ordinarily be available to dissenting shareholders of United States corporations. Note however that such appraisal rights may be available to dissenting shareholders where the merger procedure pursuant to sections 233 to 239A of the Cayman Companies Law is adopted (see above).

Tender Offers and Squeeze-out Provisions (section 88 of the Cayman Companies Law).    Separately, when a takeover offer is made and accepted by holders of 90% of the shares to whom the offer relates within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through means other than these statutory provisions, such as a share capital exchange, asset acquisition or control, or through contractual arrangements of an operating business.

Shareholders’ Suits.    Walkers, our Cayman Islands legal counsel, is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based both on Cayman Islands authorities and on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•        a company is acting, or proposing to act, illegally or beyond the scope of its authority; or

•        those who control the company are perpetrating a “fraud on the minority.”

In relation to the second exception (fraud on the minority), it is necessary to demonstrate that (i) a wrong has been done to the company; (ii) the wrongdoers are in control of the company (such that they can prevent the company from pursuing a claim against them); and (iii) the wrongdoers have obtained a benefit as a result of their actions.

In addition, a shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Enforcement of Civil Liabilities.    The Cayman Islands has a different body of securities laws as compared to the United States and provides less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

We have been advised by Walkers, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Special Considerations for Exempted Companies.    We are an exempted company with limited liability under the Cayman Companies Law. The Cayman Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•        an exempted company (other than an exempted company holding a license to carry on business in the Cayman Islands) does not have to file an annual return of its shareholders with the Registrar of Companies;

•        an exempted company’s register of members is not open to inspection;

•        an exempted company does not have to hold an annual general meeting;

•        an exempted company may issue shares with no par value;

•        an exempted company may obtain an undertaking against the imposition of any future taxation;

•        an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        an exempted company may register as a limited duration company; and

•        an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Anti-Money Laundering — Cayman Islands

If any person in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting, that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (as amended) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (as amended) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property or (iii) the Financial Reporting Authority of the Cayman Islands if the disclosure relates to involvement with proliferation financing pursuant to the Proliferation Financing (Prohibition) Act (as amended). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Sanctions — Cayman Islands

Should a shareholder be, or become (or is believed by TNL Mediagene or our duly authorised delegates or agents (“TNL Mediagene Agents”) to be or become) at any time while it owns or holds an interest in TNL Mediagene, (a) an individual or entity named on any sanctions list maintained by the United Kingdom (including as extended to the Cayman Islands by Orders in Council) or the Cayman Islands or any similar list maintained under applicable law or is otherwise subject to applicable sanctions in the Cayman Islands (a “Sanctions Subject”) or (b) an entity owned or controlled directly or indirectly by a Sanctions Subject, as determined by TNL Mediagene in its sole discretion, then (i) TNL Mediagene or TNL Mediagene Agents may immediately and without notice to the shareholder cease any further dealings with the shareholder or freeze any dealings with the interests or accounts of the shareholder (e.g., by prohibiting payments by or to the shareholder or restricting or suspending dealings with the interests or accounts) or freeze the assets of TNL Mediagene (including interests or accounts of other shareholders who are not Sanctions Subjects), until the relevant person ceases to be a Sanctions Subject or a licence is obtained under applicable law to continue such dealings (a “Sanctioned Persons Event”), (ii) TNL Mediagene and TNL Mediagene Agents may be required to report such action or failure to comply with information requests and to disclose the shareholder’s identity (and/or the identity of the shareholder’s beneficial owners and control persons) to the Cayman Islands Monetary Authority, the Cayman Islands Financial Reporting Authority, or other applicable governmental or regulatory authorities (without notifying the shareholder that such information has been so provided) and (iii) TNL Mediagene and TNL Mediagene Agents will have no liability whatsoever for any liabilities, costs, expenses, damages and/or losses (including but not limited to any direct, indirect or consequential losses, loss of profit, loss of revenue, loss of reputation and all interest, penalties and legal costs and all other professional costs and expenses) incurred by the shareholder as a result of a Sanctioned Persons Event.

Data Protection — Cayman Islands

We have certain duties under the Data Protection Act (as amended) of the Cayman Islands (the “DPA”) based on internationally accepted principles of data privacy. Shareholders must promptly provide the following privacy notice (or any updated version thereof as may be provided from time to time) to each individual (such as any individual directors, shareholders, beneficial owners, authorised signatories, trustees or others) whose personal data the shareholder provides to us or any of our affiliates or delegates.

Privacy Notice

Introduction

This privacy notice puts our shareholders on notice that through your investment in the company you will provide us with certain personal information which constitutes personal data within the meaning of the DPA (“personal data”). In the following discussion, the “company” refers to us and our affiliates and/or delegates, except where the context requires otherwise.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Whom This Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in the company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How the Company May Use a Shareholder’s Personal Data

The company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

a)      where this is necessary for the performance of our rights and obligations under any purchase agreements;

b)      where this is necessary for compliance with a legal and regulatory obligation to which we are subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or

c)      where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the United States, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA, which may include having appropriate contractual undertakings in legal agreements with service providers who process personal data on our behalf.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Retention of the Personal Data We Collect

We retain the personal data we collect for no longer than is reasonably necessary to fulfill the purposes for which we collect the personal data and to comply with our legal obligations. We expect to delete your personal data (at the latest) once there is no longer any legal or regulatory requirement or legitimate business purpose for retaining your personal data.

Your Choices and Rights

Under the DPA you have certain rights regarding your personal data that we have collected. You may have the right to request (i) access to your personal data, (ii) rectification or erasure of personal data, (iii) restriction of processing concerning you, and (iv) objection to processing that is based upon our legitimate interests. Your ability to exercise these rights will depend on a number of factors and, in some instances, we will not be able to comply with your request, for example because we have legitimate grounds for not doing so or where the right doesn’t apply to the particular information we hold on you. If you would like to discuss or exercise the rights you may have, you can contact us through the methods stated below.

How to Contact Us

If you would like to contact us regarding this Notice, please send us an email to [    ]. In each case, to ensure your query is dealt with as swiftly as possible, please include as the subject or heading line “Privacy Notice.”

Complaints

We are committed to working with you to obtain a fair resolution of any complaint or concern about your privacy. If you would like to contact us, please use the methods stated above.

If, however, you believe that we have not been able to assist with your complaint or concern, you may have the right to complain to the Cayman Islands Ombudsman or the relevant data protection authority in your jurisdiction.

COMPARISON OF RIGHTS OF TNL MEDIAGENE SHAREHOLDERS AND BLUE OCEAN SHAREHOLDERS

General

Blue Ocean is incorporated as a Cayman Islands exempted company and the rights of Blue Ocean shareholders are governed by the laws of the Cayman Islands, including the Cayman Companies Law, and by the Blue Ocean Articles. TNL Mediagene is incorporated as a Cayman Islands exempted company and the rights of TNL Mediagene shareholders will be governed by the laws of the Cayman Islands, including the Cayman Companies Law, and by the TNL Mediagene A&R Articles. Following the Merger, the rights of Blue Ocean shareholders who become TNL Mediagene shareholders will continue to be governed by Cayman Islands law but will no longer be governed by the Blue Ocean Articles and instead will be governed by the TNL Mediagene A&R Articles.

Comparison of Shareholders’ Rights

Blue Ocean	TNL Mediagene
Authorized Share Capital

The authorized share capital of Blue Ocean is US$22,100 divided into 200,000,000 Class A ordinary shares of a par value of US$0.0001 each, 20,000,000 Class B ordinary shares of a par value of US$0.0001 each and 1,000,000 preference shares of a par value of US$0.0001 each.

Blue Ocean’s board of directors is authorized to issue preference shares in one or more series without shareholder approval.

The authorized share capital of TNL Mediagene as of the effective time of the Merger will be US$50,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.0001 each. As of the date of this proxy statement/prospectus, no preference shares are outstanding.

The board of directors is authorized to issue preference shares in one or more series without shareholder approval. The board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of its authorized but unissued shares.

Number of Directors

Blue Ocean shareholders may by ordinary resolution (simple majority standard) fix the maximum and minimum number of directors to be appointed but unless such numbers are fixed, the minimum number of directors is one.

TNL Mediagene shareholders may by ordinary resolution (simple majority standard) fix the maximum and minimum number of directors to be appointed but unless such numbers are fixed, the minimum number of directors is one and the maximum number of directors is unlimited.

Blue Ocean	TNL Mediagene
Classified Board of Directors

Blue Ocean’s directors shall be divided into three classes: Class I, Class II and Class III. The number of directors in each class shall be as nearly equal as possible. The Class I directors shall stand appointed for a term expiring at Blue Ocean’s first annual general meeting, the Class II directors shall stand appointed for a term expiring at Blue Ocean’s second annual general meeting and the Class III directors shall stand appointed for a term expiring at Blue Ocean’s third annual general meeting. Commencing at Blue Ocean’s first annual general meeting, and at each annual general meeting thereafter, directors appointed to succeed those directors whose terms expire shall be appointed for a term of office to expire at the third succeeding annual general meeting after their appointment. In the interim between annual general meetings or extraordinary general meetings called for the appointment of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, additional directors and any vacancies in the board of directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office or by the sole remaining director. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been appointed and qualified. Blue Ocean’s board of directors is responsible for assigning directors to each class.

No such provision is in the TNL Mediagene A&R Articles.
Nomination Rights

Shareholders do not have any nomination rights. Prior to the closing of the initial business combination, only holders of Blue Ocean Class B Shares will have the right to vote on the appointment of directors.

TNL Mediagene shareholders may by ordinary resolution (simple majority standard) appoint any person to be a director.
Alternate Directors

A director may be represented at any meetings of Blue Ocean’s board of directors by a proxy appointed in writing by that director. The proxy shall count toward the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing director.

Any director may in writing appoint another person to be such director’s alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing director, but shall not be authorized to sign such written resolutions where they have been signed by the appointing director, and to act in such director’s place at any meeting of the directors. Every such alternate shall be entitled to attend and vote at meetings of the board of directors as the alternate of the director appointing them and where they are director to have a separate vote in addition to their own vote. A director may at any time in writing revoke the appointment of an alternate appointed by them.

Blue Ocean	TNL Mediagene
Filling Vacancies on the Board of Directors

Blue Ocean’s directors may appoint any person to be a director to fill a vacancy or as an additional director provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with the Blue Ocean Articles as the maximum number of directors.

Blue Ocean shareholders may appoint any person to be a director by ordinary resolution (simple majority standard) provided that, prior to the closing of the initial business combination, only holders of Blue Ocean Class B Shares will have the right to vote on the appointment of directors.

The directors may appoint any person to be a director to fill a vacancy provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with the TNL Mediagene A&R Articles as the maximum number of directors.

TNL Mediagene shareholders may appoint any person to be a director by ordinary resolution (simple majority standard).

Removal of Directors by Shareholders

Blue Ocean shareholders may remove any director, with or without cause, by ordinary resolution (simple majority standard) provided that, prior to the closing of the initial business combination, only holders of Blue Ocean Class B Shares will have the right to vote on the removal of directors.

Directors may be removed by an ordinary resolution (simple majority standard) of the shareholders or by all of the remaining directors (not being less than two in number).
Shareholder Meeting Quorum

The quorum required for a general meeting of Blue Ocean shareholders consists of shareholders of one-third of the shares being present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy. If Blue Ocean’s board of directors proposes to materially and adversely vary the rights of a specific class of shares, the necessary quorum for such class meeting shall be a least one person holding or representing by proxy at least one-third of the issued shares of the class.

The quorum required for a general meeting of TNL Mediagene shareholders consists of one or more shareholders holding at least a majority of the shares entitled to vote, present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy.

If the board of directors proposes to materially and adversely vary the rights of a specific class of shares, the necessary quorum for such class meeting shall be one or more shareholders holding or representing by proxy at least one-third of the issued shares of the class.

Calling a Special Meeting of Shareholders

All general meetings other than annual general meetings shall be called extraordinary general meetings. Blue Ocean’s directors, chief executive officer or the chairperson of the board of directors may call general meetings. Shareholders do not have the ability to call general meetings.

General meetings may be convened on the requisition in writing of any shareholder or shareholders holding at least 33% of the paid-up voting share capital.

Blue Ocean	TNL Mediagene
Advance Notice of Shareholder Proposal or Nomination

Blue Ocean shareholders seeking to bring business before the annual general meeting or to nominate candidates for appointment as directors at the annual general meeting must deliver notice to Blue Ocean’s principal executive offices not less than 120 calendar days before the date of Blue Ocean’s proxy statement released to shareholders in connection with the previous year’s annual general meeting or, if Blue Ocean did not hold an annual general meeting the previous year, or if the date of the current year’s annual general meeting has been changed by more than 30 days from the date of the previous year’s annual general meeting, then the deadline shall be set by Blue Ocean’s board of directors with such deadline being a reasonable time before Blue Ocean begins to print and send its related proxy materials.

No advance notice provisions to bring business or nominate directors under the TNL Mediagene A&R Articles.
Advance Notice of Meetings

A director, or other officer at the direction of the director, may call a meeting of Blue Ocean’s board of directors by providing at least two days’ notice in writing to every director.

At least five clear days’ notice must be given of any general meeting of Blue Ocean shareholders. The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

No notice of meetings of the directors is required. At least seven clear days’ notice must be given of any general meeting of TNL Mediagene shareholders.
Restrictions on Outside Compensation of Directors
No restrictions on outside compensation of directors.	No restrictions on outside remuneration of directors.
Shareholder Action by Written Consent
Unanimous written consent required to pass a resolution without a meeting.	Unanimous written consent required to pass a resolution without a meeting.

Blue Ocean	TNL Mediagene
Voting Requirements for Amendments to Amended and Restated Memorandum and Articles of Association

Special resolution (at least two-thirds of shareholders who vote at a general meeting where there is a quorum or a unanimous written resolution) is required to:

(a)     change Blue Ocean’s name;

(b)    alter or add to the Blue Ocean Articles or alter or add to the amended and restated memorandum of association of Blue Ocean with respect to any objects, powers or other matters specified therein;

(c)     reduce Blue Ocean’s share capital or any capital redemption reserve fund.

Prior to the consummation of a business combination, provisions in the Blue Ocean Articles relating to the appointment and removal of directors may only be amended by a special resolution passed by not less than 90% of such shareholders of Blue Ocean (who attend and vote by proxy or at the general meeting of Blue Ocean) or by way of unanimous written resolution.

Blue Ocean Public Shareholders will have the right to redeem their Public Shares for a pro rata portion of the funds held in the Trust Account if any amendment is made to the Blue Ocean Articles that would modify the substance or timing of Blue Ocean’s obligation to provide holders of Blue Ocean Class A Shares the right to have their shares redeemed in connection with an initial business combination or to redeem 100% of the Public Shares if Blue Ocean does not complete its initial business combination within the prescribed timeframe or any amendment is made with respect to any other provision of the Blue Ocean Articles relating to the rights of holders of Blue Ocean Class A Shares.

Special resolution (66⅔% of shareholders who vote at a general meeting where there is a quorum or a unanimous written resolution) required to amend the TNL Mediagene A&R Articles.

If the board of directors proposes to materially and adversely vary the rights of a specific class of shares, such variation requires the consent in writing of the holders of not less than two-thirds of the issued shares of that class or the approval of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Holders of TNL Mediagene Ordinary Shares do not have any redemption rights with respect to amendments to the TNL Mediagene A&R Articles.

Indemnification of Directors and Officers

The Blue Ocean Articles provide for indemnification of the officers and directors of Blue Ocean and former officers and former directors of Blue Ocean for any liability, action, proceeding, claim, demand, costs, damages or expenses incurred in carrying out their functions, other than such liability that they may incur by reason of their own actual fraud, willful neglect or willful default.

Every director, alternate director, secretary, assistant secretary, officer, and their personal representatives is indemnified other than in cases of dishonesty, willful default or fraud, including costs and expenses of defense.

Approval of Certain Transactions

Blue Ocean has the power to merge or consolidate with one or more other constituent companies upon such terms as the board of directors of Blue Ocean may determine and with the approval of a special resolution (at least two-thirds of shareholders who vote at a general meeting where there is a quorum or a unanimous written resolution).

Any merger or consolidation of TNL Mediagene with one (1) or more constituent companies shall require the approval of a special resolution (66⅔% of shareholders who vote at a general meeting where there is a quorum).

Blue Ocean	TNL Mediagene
Forum Selection Provision
There is no provision requiring disputes brought on behalf of Blue Ocean or against Blue Ocean to be brought in a particular forum.	Cayman Islands is set as the forum for any dispute arising out of or in connection with the Articles, including derivative actions.
Waiver of Corporate Opportunity
Except to the extent expressly assumed by contract, to the fullest extent permitted by law, Blue Ocean’s directors and officers have no duty to provide business opportunities to Blue Ocean.	No such waiver.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership of Blue Ocean Ordinary Shares as of the date of this proxy statement/prospectus by:

•        each person known by Blue Ocean to be the beneficial owner of 5% or more of Blue Ocean Ordinary Shares;

•        each of Blue Ocean’s current officers and directors; and

•        all of Blue Ocean’s current officers and directors, as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares (of the applicable type) beneficially owned by them.

The percentage of beneficial ownership of Blue Ocean in the table below is calculated based on 6,585,700 Blue Ocean Ordinary Shares outstanding as of the date of this proxy statement/prospectus, consisting of (i) 6,585,699 Blue Ocean Class A Shares and (ii) one Blue Ocean Class B Share, issued and outstanding after the Blue Ocean IPO, the Blue Ocean Extension, the redemption of 4,315,265 Blue Ocean Class A Shares in connection with the Second Blue Ocean Extension, and the Conversion.

	Blue Ocean Class A Shares		Blue Ocean Class B Shares
Name and Address Beneficial Owner(1)	Number of Class A Ordinary Shares Beneficially Owned	Percentage of Outstanding Class A Ordinary Shares	Number of Class B Ordinary Shares Beneficially Owned	Percentage of Outstanding Class B Ordinary Shares	Approximate Percentage of Outstanding Ordinary Shares
Blue Ocean Sponsor LLC(2)	4,353,749	66.1%	1	100.0%	66.1%
Marcus Brauchli(2)	4,353,749	66.1%	1	100.0%	66.1%
Richard Leggett(2)	4,353,749	66.1%	1	100.0%	66.1%
Norman Pearlstine	25,000	*	—	*	—
Joel Motley	30,000	*	—	*	*
Matt Goldberg	30,000	*	—	*	*
Priscilla Han	30,000	*	—	*	*
All executive officers and directors as a group (six individuals)	4,468,749	66.1%	1	100.0%	67.9%

Other 5% Shareholders:
Glazer Capital LLC(3)	372,270	5.7%	—	—	5.7%

____________

*        Less than one percent.

(1)      Unless otherwise noted, the business address of each of our shareholders is 2 Wisconsin Circle, 7th Floor Chevy Chase, MD 20815.

(2)      Blue Ocean Sponsor LLC is the record holder of the shares reported herein. Each of Marcus Brauchli and Richard Leggett is a manager of Blue Ocean Sponsor LLC. As such, each of Marcus Brauchli and Richard Leggett may be deemed to have beneficial ownership of the Blue Ocean Class B Shares held directly by Blue Ocean Sponsor LLC. Each of Marcus Brauchli and Richard Leggett disclaims beneficial ownership over any securities owned by Blue Ocean Sponsor LLC in which he does not have any pecuniary interest.

(3)      According to a Schedule 13G/A filed on June 10, 2024, Glazer Capital, LLC (“Glazer Capital”) and Mr. Paul Glazer beneficially own and share voting and dispositive powers over the reported shares. Certain funds and managed accounts (the “Glazer Funds”) to which Glazer Capital serves as investment manager holds the reported shares. Mr. Glazer serves as the managing member of Glazer Capital with respect to the shares held by the Glazer Funds. The business address of each such reporting person is 250 West 55th Street, Suite 30A, New York, New York, 10019.

The table above does not include the ordinary shares underlying the Blue Ocean Private Placement Warrants held or to be held by the Sponsor because these securities are not exercisable within 60 days of the record date for the extraordinary general meeting.

The percentage of beneficial ownership of TNL Mediagene in the table below is calculated based on 218,816,761 ordinary shares of TNL Mediagene and 10,776,867 ordinary shares of TNL Mediagene underlying the stock options granted, each outstanding as of June 30, 2024.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Shares
5% of Greater Shareholders:
Joey (Tzu-Wei) Chung	30,970,385	13.5%
Motoko Imada	17,204,815	7.5%
Mario (Shih-Fan) Yang	16,500,000	7.2%
Yen-Ting Chuang	13,903,016	6.1%
NBM Taiwan Ltd.(1)	13,494,133	5.9%
Directors and Executive Officers:
Joey (Tzu-Wei) Chung	30,970,385	13.5%
Motoko Imada	17,204,815	7.5%
Mario (Shih-Fan) Yang	16,500,000	7.2%
Marcus Brauchli(1)	13,494,133	5.9%
Hiroyuki Terao	743,964	0.3%

____________

(1)      NBM Taiwan Ltd. is the record holder of the shares reported herein. NBM Taiwan Ltd. is managed by North Base Media, one of its minority equity holders. Marcus Brauchli is a director of TNL Mediagene and a founder and managing partner of North Base Media. As such, Marcus Brauchli may be deemed to have beneficial ownership of the ordinary shares of TNL Mediagene held by NBM Taiwan Ltd. Marcus Brauchli disclaims beneficial ownership over any securities owned by NBM Taiwan Ltd. in which he does not have any pecuniary interest.

The following table sets forth information regarding the expected beneficial ownership of TNL Mediagene Ordinary Shares immediately following the consummation of the Merger by:

•        each person known by TNL Mediagene who will be the beneficial owner of 5% or more of the outstanding TNL Mediagene Ordinary Shares immediately following the consummation of the Merger;

•        each person who will become an executive officer or a director of TNL Mediagene upon consummation of the Merger; and

•        all of the executive officers and directors of TNL Mediagene as a group, upon consummation of the Merger.

Except as otherwise noted herein, the number and percentage of TNL Mediagene Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any TNL Mediagene Ordinary Share as to which the holder has sole or shared voting power or investment power and also any TNL Mediagene Ordinary Shares which the holder has the right to acquire within 60 days of through the exercise of any option, warrant or any other right.

The expected beneficial ownership percentages set forth in the table below are based on the total number of TNL Mediagene Ordinary Shares issued and outstanding, immediately following the consummation of the Merger, ranging from 27,480,582 TNL Mediagene Ordinary Shares (assuming maximum redemptions of Public Shares) to 29,748,621 TNL Mediagene Ordinary Shares (assuming no redemption of Public Shares), which have been determined based on the following assumptions: (i) immediately prior to the Effective Time, 218,816,761 ordinary shares of TNL Mediagene issued and outstanding immediately prior to the Effective Time will be automatically converted into 24,617,697 TNL Mediagene Ordinary Shares by the Split Factor, which is 0.112503707, (ii) 58,193 TNL Mediagene Ordinary Shares are issued to the holders of the DaEX Conversion Rights, (iii) 172,808 TNL Mediagene Ordinary Shares are issued to the holders of the 2024 TNL Mediagene Convertible Notes, (iv) 96,993 TNL Mediagene Ordinary Shares are issued to the holder of the 2024 TNL Mediagene Subordinated Unsecured Convertible Note (v) the Earn-Out Shares, representing an aggregate of at minimum 2,534,891 TNL Mediagene

Ordinary Shares (or in the case of no redemptions scenario, 2,960,980 TNL Mediagene Ordinary Shares) issuable in the next 24 months as part of the agreed merger consideration, are fully issued immediately following the consummation of the Merger without any further adjustments.

The expected beneficial ownership percentages set forth in the table below do not take into account: (i) the exercise of the stock options granted under the 2015 Plan that will be outstanding immediately prior to the Effective Time, which are expected to be represent an aggregate of 729,933 TNL Mediagene Ordinary Shares, (ii) the exchange of the restricted shares granted to certain employees to an aggregate of 4,688 TNL Mediagene Ordinary Shares, (iii) the exercise of the Public Warrants assumed by TNL Mediagene to purchase 9,487,500 TNL Mediagene Ordinary Shares and (iv) the exercise of the Blue Ocean Private Placement Warrants assumed by TNL Mediagene to purchase at minimum 6,179,716 TNL Mediagene Ordinary Shares (or in the case of no redemptions scenario, 6,894,829 TNL Mediagene Ordinary Shares, without any further adjustments, that will remain outstanding immediately following the Merger.

If the actual facts are different from these assumptions, the percentage ownership retained by the shareholders in the combined company will be different.

	Assuming No Redemptions of Public Shares				Assuming Maximum Redemption of Public Shares
Name and Address Beneficial Owner	Number of TNL Mediagene Ordinary Shares Beneficially Owned(1)	Number of Earn-Out Shares Beneficially Owned	Total Shares Outstanding at Closing and Deferred Shares	Percentage of Outstanding and Deferred Shares	Number of TNL Mediagene Ordinary Shares Beneficially Owned(1)	Number of Earn-Out Shares Beneficially Owned	Total Shares Outstanding at Closing and Deferred Shares	Percentage of Outstanding and Deferred Shares
Directors and Officers:
Joey (Tzu-Wei) Chung	3,482,375	—	3,482,375	11.7%	3,482,375	—	3,482,375	12.7%
Marcus Brauchli(2)(3)	1,517,309	2,620,980	4,138,289	13.9%	1,517,309	2,194,891	3,712,200	13.5%
Motoko Imada	1,934,546	—	1,934,546	6.5%	1,934,546	—	1,934,546	7.0%
Jim Wu	56,866	—	56,866	0.2%	56,866	—	56,866	0.2%
Lauren Zalaznick	—	—	—	0.0%	—	—	—	0.0%
Takako Masai (Nishida)	—	—	—	0.0%	—	—	—	0.0%
Priscilla Han	—	30,000	30,000	0.1%	—	30,000	30,000	0.1%
Richard Lee	158,471	—	158,471	0.5%	158,471	—	158,471	0.6%
Mario (Shih-Fan) Yang	1,855,295	—	1,855,295	6.2%	1,855,295	—	1,855,295	6.8%
Hiroto Kobayashi	1,259,004	—	1,259,004	4.2%	1,259,004	—	1,259,004	4.6%
Hiroyuki Terao	83,653	—	83,653	0.3%	83,653	—	83,653	0.3%
All executive officers and directors as a group (11 individuals):
Total	10,347,519	2,650,980	12,998,499	43.7%	10,347,519	2,224,891	12,572,410	45.8%
Other 5% Shareholders:
Yen-Ting Chuang	1,563,284	—	1,563,284	5.3%	1,563,284	—	1,563,284	5.7%
NBM Taiwan Ltd.(2)	1,517,309	—	1,517,309	5.1%	1,517,309	—	1,517,309	5.5%
Blue Ocean Sponsor LLC(3)	—	2,620,980	2,620,980	8.8%	—	2,194,891	2,194,891	8.0%

____________

(1)      Share figures under “Number of TNL Mediagene Ordinary Shares Beneficially Owned” are calculated as of immediately before the Effective Time taking into account the effect of the Split Factor, which is 0.112503707.

(2)      NBM Taiwan Ltd. is the record holder of the shares reported herein. NBM Taiwan Ltd. is managed by North Base Media, one of its minority equity holders. Marcus Brauchli is a director of TNL Mediagene and a founder and managing partner of North Base Media. As such, Marcus Brauchli may be deemed to have beneficial ownership of TNL Mediagene Ordinary Shares to be held by NBM Taiwan Ltd. Marcus Brauchli disclaims beneficial ownership over any securities owned by NBM Taiwan Ltd. in which he does not have any pecuniary interest.

(3)      Blue Ocean Sponsor LLC is the record holder of the shares reported herein. Marcus Brauchli is a manager of Blue Ocean Sponsor LLC and a director of TNL Mediagene. As such, Marcus Brauchli may be deemed to have beneficial ownership of TNL Mediagene Ordinary Shares to be held directly by Blue Ocean Sponsor LLC. Marcus Brauchli disclaims beneficial ownership over any securities owned by Blue Ocean Sponsor LLC in which he does not have any pecuniary interest.

FUTURE SHAREHOLDER PROPOSALS AND NOMINATIONS

If the Merger is completed, TNL Mediagene shareholders will be entitled to attend and participate in TNL Mediagene’s annual general meetings of shareholders. TNL Mediagene will provide notice of the date on which its annual general meeting will be held in accordance with the TNL Mediagene A&R Articles and the Cayman Companies Law.

APPRAISAL RIGHTS UNDER THE CAYMAN COMPANIES LAW

Holders of record of Blue Ocean Ordinary Shares may have appraisal rights in connection with the Merger under the Cayman Companies Law. In this proxy statement/prospectus, these appraisal or dissent rights are sometimes referred to as “Dissent Rights.”

Holders of record of Blue Ocean Ordinary Shares wishing to exercise such statutory dissenter rights and make a demand for payment of the fair value for his, her or its Blue Ocean Ordinary Shares must give written objection to the Merger to Blue Ocean prior to the shareholder vote to approve the Merger and follow the procedures set out in Section 238 of the Cayman Companies Law. These statutory appraisal rights are separate from and mutually exclusive of the right of Blue Ocean Public Shareholders to demand that their Public Shares be redeemed for cash for a pro rata share of the funds on deposit in the Trust Account in accordance with the Blue Ocean Articles. It is possible that if a Blue Ocean shareholder exercises appraisal rights, the fair value of the Blue Ocean Ordinary Shares determined under Section 238 of the Cayman Companies Law could be more than, the same as, or less than such holder would obtain if he, she, or it exercised his, her or its redemption rights as described herein. Blue Ocean believes that such fair value would equal the amount that Blue Ocean shareholders would obtain if they exercised their redemption rights as described herein.

Blue Ocean shareholders need not vote against any of the proposals at the extraordinary general meeting in order to exercise appraisal rights under the Cayman Companies Law. A Blue Ocean shareholder which elects to exercise appraisal rights must do so in respect of all of the Blue Ocean Ordinary Shares that person holds and that person will lose their right to exercise their redemption rights as described herein.

At the Effective Time, the Dissenting Blue Ocean Shares will automatically be cancelled by virtue of the Merger, and each Dissenting Blue Ocean Shareholder will thereafter cease to have any rights with respect to such shares, except the right to be paid the fair value of such shares and such other rights as are granted by the Cayman Companies Law. Notwithstanding the foregoing, if any such holder shall have failed to perfect or prosecute or shall have otherwise waived, effectively withdrawn or lost his, her or its rights under Section 238 of the Cayman Companies Law (including in the circumstances described in the immediately following paragraph) or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 238 of the Cayman Companies Law, then the right of such holder to be paid the fair value of such holder’s Dissenting Blue Ocean Shares under Section 238 of the Cayman Companies Law will cease, the shares will no longer be considered Dissenting Blue Ocean Shares and such holder’s former Blue Ocean Ordinary Shares will thereupon be deemed to have been converted as of the Effective Time into the right to receive the merger consideration comprising one TNL Mediagene Ordinary Share for each Blue Ocean Ordinary Share, without any interest thereon. As a result, such Blue Ocean shareholder would not receive any cash for their Blue Ocean Ordinary Shares and would become a shareholder of TNL Mediagene.

In the event that any Blue Ocean shareholder delivers notice of their intention to exercise Dissent Rights, Blue Ocean, TNL Mediagene and Merger Sub may, in their sole discretion, elect to delay the consummation of the Merger in order to invoke the limitation on dissenter rights under Section 239 of the Cayman Companies Law. Section 239 of the Cayman Companies Law states that no such dissenter rights shall be available in respect of shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent, provided that the merger consideration constitutes inter alia shares of any company which, at the effective date of the merger, are listed on a national securities exchange. In circumstances where the limitation under Section 239 of the Cayman Companies Law is invoked, no Dissent Rights would be available to Blue Ocean shareholders, including those Blue Ocean shareholders who previously delivered a written objection to the Merger prior to the extraordinary general meeting and followed the procedures set out in Section 238 of the Cayman Companies Law in full up to such date, and such holder’s former Blue Ocean Ordinary Shares will thereupon be deemed to have been converted as of the Effective Time into the right to receive the merger consideration comprising one TNL Mediagene Ordinary Share for each Blue Ocean Ordinary Share, without any interest thereon. Accordingly, Blue Ocean shareholders are not expected to ultimately have any appraisal or dissent rights in respect of their Blue Ocean Ordinary Shares and the certainty provided by the redemption process may be preferable for Blue Ocean Public Shareholders wishing to exchange their Public Shares for cash.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with Blue Ocean’s board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Blue Ocean, 2 Wisconsin Circle, 7th Floor, Chevy Chase, MD 20815, or (240) 235-5049. Following the Merger, such communications should be sent in care of TNL Mediagene, 23-2 Maruyamacho, Shibuya-ku, Tokyo 150-0044, Japan or 4F. or +81-(0)3-5784-6742, or No. 88, Yanchang Rd., Xinyi District, Taipei City 110, Taiwan or +866-2-6638-5108. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

The legality of the TNL Mediagene Ordinary Shares offered by this proxy statement/prospectus and certain other Cayman Islands legal matters will be passed upon for TNL Mediagene by Walkers. Certain legal matters relating to U.S. law will be passed upon for TNL Mediagene by Morrison & Foerster LLP. Certain legal matters relating to U.S. law will be passed upon for Blue Ocean by Sidley Austin LLP. Certain Cayman Islands matters will be passed upon for Blue Ocean by Maples and Calder (Cayman) LLP.

EXPERTS

The consolidated financial statements of TNL Mediagene as of December 31, 2022 and 2023, and for each of the two years in the period ended December 31, 2023 included in this proxy statement/prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to TNL Mediagene’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers Taiwan, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Mediagene Inc. as of February 28, 2022 and 2023, and for the years then ended, have been included herein and in this proxy statement/prospectus in reliance upon the report of Mazars Audit LLC, independent accounting firm, given on the authority of said firm as experts in accounting and auditing.

The financial statements of Blue Ocean Acquisition Corp as of December 31, 2023 and 2022 and for the years then ended, included in this proxy statements/prospectus, have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of Blue Ocean Acquisition Corp to continue as a going concern as described in Note 1 to the financial statements), appearing elsewhere in this proxy statement/prospectus, and are included in reliance on the report of such firm given upon their authority as experts in auditing and accounting.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Resignation of Grant Thornton and Engagement of PricewaterhouseCoopers, Taiwan

On September 1, 2023, TNL Mediagene received a letter of resignation from Grant Thornton as its new independent registered public accounting firm, which was engaged on July 19, 2023 to perform the audit of TNL Mediagene’s predecessor’s consolidated financial statements as of and for the years ended December 31, 2021 and 2022 in accordance with the standards of the PCAOB.

During the years ended December 31, 2021 and 2022 and the subsequent interim period through September 1, 2023, there were no disagreements with Grant Thornton on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Grant Thornton, would have caused them to make reference thereto in their reports on the financial statements for such years.

During the years ended December 31, 2021 and 2022 and the subsequent interim period through September 1, 2023, there were no “reportable events,” as defined in Item 16F(a)(1)(v) of Form 20-F.

Grant Thornton did not provide an audit opinion on TNL Mediagene’s predecessor’s financial statements as of and for the years ended December 31, 2021 and 2022 by the time of its resignation.

TNL Mediagene provided Grant Thornton with a copy of the above disclosures and requested that Grant Thornton furnish us with a letter addressed to the SEC stating whether or not it agrees with the statements made above.

On December 10, 2023, TNL Mediagene engaged PricewaterhouseCoopers Taiwan as its new independent registered public accounting firm for the audit of TNL Mediagene’s consolidated financial statements as of and for the years ended December 31, 2022 and 2023 in accordance with the standards of the PCAOB. During the years ended December 31, 2021 and 2022 and the subsequent interim period through December 10, 2023, TNL Mediagene did not consult with PricewaterhouseCoopers Taiwan regarding any of the matters described in Item 16F(a)(2)(i) or Item 16F(a)(2)(ii) of Form 20-F.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, Blue Ocean and service providers that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of Blue Ocean’s proxy statement. Upon written or oral request, Blue Ocean will deliver a separate copy of the proxy statement to any shareholder at a shared address to which a single copy of such document was delivered and who wishes to receive separate copies of such document. Shareholders receiving multiple copies of such document may likewise request that Blue Ocean delivers single copies of such document in the future. Shareholders may notify Blue Ocean of their requests by writing or calling Blue Ocean at its principal executive offices at 2 Wisconsin Circle, 7th Floor, Chevy Chase, MD 20815, or (240) 235-5049.

ENFORCEABILITY OF CIVIL LIABILITY

TNL Mediagene is incorporated under the laws of the Cayman Islands. Service of process upon TNL Mediagene and upon its directors and officers named in this proxy statement/prospectus may be difficult to obtain within the United States. Furthermore, because substantially all of TNL Mediagene’s assets are located outside the United States, any judgment obtained in the United States against TNL Mediagene may not be collectible within the United States.

Substantially all of our assets are located in Japan and Taiwan. In addition, the majority of our directors and officers are nationals or residents of Japan and Taiwan. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

TNL Mediagene has irrevocably appointed Cogency Global Inc. as its agent to receive service of process in any action against TNL Mediagene in any U.S. federal or state court arising out of the Transactions. The address of TNL Mediagene’s agent is 122 East 42nd Street, 18th Floor, New York, NY 10168.

TNL Mediagene has been advised by its Cayman Islands legal counsel that the courts of the Cayman Islands are unlikely (i) to recognize or enforce judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

TNL Mediagene has also been advised by its Japanese legal counsel that there is doubt as to the enforceability in Japan, in original actions or in actions for enforcement of judgments of U.S. federal or state courts brought before Japanese courts, as to the enforceability of liabilities based solely on U.S. federal and state securities laws.

TNL Mediagene has also been advised by its Taiwan legal counsel that any United States judgments obtained against TNL Mediagene will be enforced by courts in Taiwan without further review of the merits only if the court of Taiwan in which enforcement is sought is satisfied with the following: (i) the court rendering the judgment has jurisdiction over the subject matter according to the laws of Taiwan; (ii) if the judgment was rendered by default by the court rendering the judgment, (a) TNL Mediagene was duly served within a reasonable period of time within the jurisdiction of such court in accordance with the laws and regulations of such jurisdiction, or (b) process was served on TNL Mediagene with judicial assistance of Taiwan; (iii) the judgment and the court procedures resulting in the judgment are not contrary to the public order or good morals of Taiwan; and (iv) judgments of the courts of Taiwan are recognized in the jurisdiction of the court rendering the judgment on a reciprocal basis.

TRANSFER AGENT AND REGISTRAR

The transfer agent for TNL Mediagene Ordinary Shares will be [    ].

WHERE YOU CAN FIND MORE INFORMATION

TNL Mediagene has filed a registration statement on Form F-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

Blue Ocean files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on Blue Ocean at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Merger, you should contact via phone or in writing:

Blue Ocean Acquisition Corp
2 Wisconsin Circle, 7th Floor,
Chevy Chase, MD 20815
Telephone: (240)-235-5049

To obtain timely delivery of the documents, you must request them no later than five business days before the date of the extraordinary general meeting, or no later than            , 2024.

All information contained in this proxy statement/prospectus relating to TNL Mediagene has been supplied by TNL Mediagene, and all such information relating to Blue Ocean has been supplied by Blue Ocean. Information provided by one another does not constitute any representation, estimate or projection of the other.

INDEX TO FINANCIAL STATEMENTS

Page
TNL MEDIAGENE
Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Financial Position as of December 31, 2022 and 2023	F-3
Consolidated Statements of Comprehensive Income for the years ended December 31, 2022 and 2023	F-5
Consolidated Statement of Changes in Equity for the years ended December 31, 2022 and 2023	F-6
Consolidated Statement of Cash Flows for the years ended December 31, 2022 and 2023	F-7
Notes to the Consolidated Financial Statements	F-9

Unaudited Interim Condensed Consolidated Financial Statements
Condensed Consolidated Statements of Financial Position as of June 30, 2024 and December 31, 2023	F-74
Condensed Consolidated Statements of Comprehensive Income for the six months ended June 30, 2024 and June 30, 2023	F-76
Condensed Consolidated Statements of Changes in Equity for the six months ended June 30, 2024 and June 30, 2023	F-77
Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2024 and June 30, 2023	F-78
Notes to Condensed Consolidated Financial Statements	F-80

MEDIAGENE INC.
Audited Consolidated Financial Statements
Independent Auditor’s Report	F-129
Consolidated Statements of Financial Position as of February 28, 2023 and 2022	F-131
Consolidated Statements of Profit or Loss and Comprehensive Income for the fiscal years ended February 28, 2023 and 2022	F-132
Consolidated Statement of Changes in Equity for the fiscal years ended February 28, 2023 and 2022	F-134
Consolidated Statement of Cash Flows for the fiscal years ended February 28, 2023 and 2022	F-135
Notes to the Consolidated Financial Statements	F-136

BLUE OCEAN ACQUISITION CORP
Audited Financial Statements
Report of Independent Registered Public Accounting Firm (PCAOB ID #688)	F-193
Balance Sheets as Of December 31, 2023 and 2022	F-194
Statements of Operations for the years ended December 31, 2023 and 2022	F-195
Statements of Changes In Shareholders’ Deficit for the twelve months ended December 31, 2023 and 2022	F-196
Statements of Cash Flows for the years ended December 31, 2023 and 2022	F-197
Notes to Financial Statements	F-198

Unaudited Financial Statements
Condensed Balance Sheets as of June 30, 2024 (Unaudited) and December 31, 2023	F-216
Condensed Statements of Operations for the six months ended June 30, 2024 and June 30, 2023, and the three months ended June 30, 2024 and 2023 (Unaudited)	F-217
Condensed Statements of Changes in Shareholders’ Deficit for the six months ended June 30, 2024 and 2023 (Unaudited)	F-218
Condensed Statements of Cash Flows for the six months ended June 30, 2024 and 2023 (Unaudited)	F-219
Notes to Condensed Financial Statements (Unaudited)	F-220

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of TNL Mediagene

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of TNL Mediagene and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the two years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses from operations, negative working capital and net cash outflows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers, Taiwan
Taipei, Taiwan
Republic of China
June 12, 2024

We have served as the Company’s auditor since 2023.

TNL MEDIAGENE AND SUBSIDIARIES Consolidated Statements of Financial Position (Expressed in United States dollars)
	Notes	December 31, 2022	December 31, 2023
Assets
Current assets
Cash and cash equivalents	5	$3,734,316	$3,030,298
Current financial assets at amortized cost	35	179,095	47,216
Current contract assets	21	3,093,020	3,153,022
Notes receivable, net		—	132,403
Accounts receivable, net	6	3,219,540	8,848,384
Other receivables		32,073	348,514
Current income tax assets		185,432	288,581
Inventories		1,306	115,624
Prepayments		589,568	866,205
Other current assets		38,027	24,515
		11,072,377	16,854,762
Non-current assets
Non-current financial assets at fair value through profit or loss		—	40,071
Non-current financial assets at fair value through other comprehensive income		—	116,703
Non-current financial assets at amortized cost	35	113,969	289,808
Property, plant and equipment, net	7	77,467	537,014
Right-of-use assets	8	704,246	6,140,815
Intangible assets	9	14,169,015	94,147,756
Deferred tax assets	28	60,285	647,048
Other non-current assets		336,806	842,290
		15,461,788	102,761,505
Total assets		$26,534,165	$119,616,267

Liabilities
Current liabilities
Short-term borrowings	11,33	$976,880	$5,250,233
Current financial liabilities at fair value through profit or loss	12	32,798,524	60,664
Current financial liabilities at amortized cost	13	1,953,761	771,410
Current contract liabilities	21	680,723	988,753
Accounts payable		2,048,688	4,933,412
Accounts payable – related parties	34	10,990	3,730
Income tax payable	28	10,799	—
Other payables	14	3,007,723	6,905,026
Other payables – related parties	34	1,071,435	589,237
Long-term borrowings, current portion	15,33	2,148,476	2,370,305
Long-term bonds payable, current portion		—	313,189
Current lease liabilities	33	371,335	948,466
Other current liabilities		794,884	1,763,663
		45,874,218	24,898,088

TNL MEDIAGENE AND SUBSIDIARIES Consolidated Statements of Financial Position — (Continued) (Expressed in United States dollars)
	Notes	December 31, 2022	December 31, 2023
Non-current liabilities
Non-current financial liabilities at fair value through profit or loss	12	54,800	—
Non-current financial liabilities at amortized cost	13	673,722	1,856,073
Long-term borrowings	15,33	2,876,523	3,122,376
Deferred tax liabilities	28	852,504	10,942,844
Non-current lease liabilities	33	338,982	5,012,323
Provisions		—	444,668
Other non-current liabilities		—	972,147
		4,796,531	22,350,431
Total liabilities		50,670,749	47,248,519

Equity
Equity attributable to equity holders of the Company Ordinary share	18	8,329	21,882
Advance receipts for share capital		361,897	—
Capital surplus	19	6,487,913	105,605,811
Accumulated deficit	20	(31,398,349)	(32,203,326)
Other equity interest		(762,728)	(803,913)
Equity attributable to equity holders of the Company		(25,302,938)	72,620,454
Non-controlling interests		1,166,354	(252,706)
Total equity		(24,136,584)	72,367,748
Total liabilities and equity		$26,534,165	$119,616,267

The accompanying notes are an integral part of the consolidated financial statements.

TNL MEDIAGENE AND SUBSIDIARIES Consolidated Statements of Comprehensive Income (Expressed in United States dollars)
	Notes	2022	2023
Revenue	21,41	$20,009,994	$35,838,780
Cost of revenue	26,27	(12,268,798)	(23,187,396)
Gross profit		7,741,196	12,651,384
Sales, general and administrative expenses	26,27	(8,648,811)	(16,421,386)
Research and development expenses	26,27	(2,509,069)	(3,327,185)
Operating loss	41	(3,416,684)	(7,097,187)
Interest income	22,41	10,994	19,340
Other income	23	75,576	409,555
Other gains and losses	24	(8,174,802)	5,160,379
Finance costs	25,41	(137,029)	(298,958)
Loss before income tax		(11,641,945)	(1,806,871)
Income tax benefit	28	247,177	591,082
Loss for the year		$(11,394,768)	$(1,215,789)
Components of other comprehensive income (loss) that will be reclassified to profit or loss
Exchange differences on translation of foreign operations		$(717,130)	$(41,644)
Other comprehensive loss, net of income tax		$(717,130)	$(41,644)
Total comprehensive loss for the year		$(12,111,898)	$(1,257,433)
LOSS ATTRIBUTABLE TO:
Owners of the parent		$(11,014,131)	$(804,977)
Non-controlling interests		$(380,637)	$(410,812)
		$(11,394,768)	$(1,215,789)
TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Owners of the parent		$(11,675,449)	$(837,737)
Non-controlling interests		$(436,449)	$(419,696)
		$(12,111,898)	$(1,257,433)

Loss per share – basic	29	$(0.13)	$(0.01)
Loss per share – diluted	29	$(0.13)	$(0.01)

The accompanying notes are an integral part of the consolidated financial statements.

TNL MEDIAGENE AND SUBSIDIARIES Consolidated Statements of Changes in Equity (Expressed in United States dollars)
		Equity attributable to equity holders of the Company
				Retained earnings		Other equity interest
	Notes	Ordinary share	Advance receipts for share capital	Capital surplus	Accumulated deficit	Financial statements translation differences of foreign operations	Total	Non- controlling interest	Total equity
Year 2022
Balance at January 1, 2022		$8,329	$—	$6,162,157	$(20,384,218)	$(101,410)	$(14,315,142)	$1,002,755	$(13,312,387)
Loss for the year		—	—	—	(11,014,131)	—	(11,014,131)	(380,637)	(11,394,768)
Other comprehensive loss		—	—	—	—	(661,318)	(661,318)	(55,812)	(717,130)
Total comprehensive loss for the year		—	—	—	(11,014,131)	(661,318)	(11,675,449)	(436,449)	(12,111,898)
Advance receipts for share capital		—	361,897	—	—	—	361,897	—	361,897
Share-based payments	17	—	—	237,301	—	—	237,301	—	237,301
Changes in ownership interests in subsidiaries		—	—	88,455	—	—	88,455	—	88,455
Changes in non-controlling interests	30	—	—	—	—	—	—	600,048	600,048
Balance at December 31, 2022		$8,329	$361,897	$6,487,913	$(31,398,349)	$(762,728)	$(25,302,938)	$1,166,354	$(24,136,584)
Year 2023
Balance at January 1, 2023		$8,329	361,897	6,487,913	$(31,398,349)	$(762,728)	$(25,302,938)	$1,166,354	$(24,136,584)
Loss for the year		—	—	—	(804,977)	—	(804,977)	(410,812)	(1,215,789)
Other comprehensive loss		—	—	—	—	(32,760)	(32,760)	(8,884)	(41,644)
Total comprehensive loss for the year		—	—	—	(804,977)	(32,760)	(837,737)	(419,696)	(1,257,433)
Issuance of ordinary shares		65	(299,814)	600,952	—	—	301,203	—	301,203
Share-based payments	17	53	(62,083)	280,829	—	—	218,799	—	218,799
Preferred shares conversion	12,13	3,575	—	26,907,495	—	—	26,911,070	—	26,911,070
Acquisition of subsidiaries	18,31	9,108	—	70,619,903	—	—	70,629,011	—	70,629,011
Changes in non-controlling interests	30	752	—	708,719	—	(8,425)	701,046	(999,364)	(298,318)
Balance at December 31, 2023		$21,882	$—	$105,605,811	$(32,203,326)	$(803,913)	$72,620,454	$(252,706)	$72,367,748

The accompanying notes are an integral part of the consolidated financial statements.

TNL MEDIAGENE AND SUBSIDIARIES Consolidated Statements of Cash Flows (Expressed in United States dollars)
	Notes	2022	2023
Cash flows from operating activities
Loss before income tax		$(11,641,945)	$(1,806,871)
Adjustments to reconcile profit (loss)
Depreciation expenses	7,26,41	433,262	1,025,783
Amortization expenses	26	1,058,392	1,809,774
Expected credit losses (gain)	40	72,808	(44,725)
Interest expense	8,25,41	137,029	298,958
Interest income	22,42	(10,994)	(19,340)
(Gain) loss on valuation of financial liabilities at fair value through profit or loss	12,24	8,054,506	(5,480,914)
Gain on disposal of property, plant and equipment, net	24	(10)	(3,732)
Impairment loss on Intangible assets	9,24	—	298,424
Share-based payment transactions	17,19	237,301	118,800
Changes in operating assets and liabilities
Current contract assets		261,717	(60,002)
Accounts and notes receivable		2,480,429	(3,121,238)
Other receivables		(9,928)	(188,073)
Inventories		(45)	14,714
Prepayments		(146,141)	91,899
Other current assets		9,261	13,512
Other non-current assets		86,146	214,448
Current contract liabilities		124,699	(54,194)
Accounts and notes payable		(1,964,807)	1,974,808
Other payables		(92,958)	3,795,566
Other current liabilities		722,065	236,682
Provisions		—	(213,270)
Other non-current liabilities		—	114,463
Cash used in operations		(189,213)	(984,528)
Interest received		10,994	19,340
Interest paid		(114,266)	(330,829)
Income tax paid		(467,621)	(128,465)
Net cash used in operating activities		$(760,106)	$(1,424,482)

Cash flows from investing activities
Acquisition of financial assets at amortized cost		$(100,506)	$(44,901)
Proceeds from repayments of financial assets at amortized cost		9,046	1,604
Payment of contingent consideration		(300,000)	(400,000)
Acquisition of property, plant and equipment	32	(52,481)	(87,179)
Proceeds from disposal of property, plant and equipment		10	4,863
Acquisition of intangible assets	32	(229,174)	(171,541)
Proceeds from disposal of intangible assets	9	—	7,888
Net cash flow from acquisition of subsidiaries	31	(1,691,768)	942,007
Net cash used in investing activities		(2,364,873)	252,741

TNL MEDIAGENE AND SUBSIDIARIES Consolidated Statements of Cash Flows — (Continued) (Expressed in United States dollars)
	Notes	2022	2023
Cash flows from financing activities
Increase in short-term borrowings	33	—	1,076,897
Increase in long-term borrowings	33	4,001,688	3,083,996
Repayments of long-term borrowings	33	(1,739,984)	(2,827,853)
Payments on bonds payable		—	(149,547)
Payment on lease liabilities	33	(373,901)	(782,117)
Proceeds from issuance of financial liabilities at fair value through profit or loss		2,199,999	—
Proceeds from issuance of ordinary shares		299,814	301,203
Share-based payment		62,083	99,999
Increase (decrease) in guarantee deposits		—	27,171
Increase (decrease) in non-current liabilities		(125,741)	—
Acquisition of ownership interest in subsidiaries	30	—	(298,318)
Changes in non-controlling interests	30	669,869	(459)
Net cash (used in) generated from financing activities		4,993,827	530,972
Effect of foreign exchange rate changes		(314,199)	(63,249)
Net increase (decrease) in cash and cash equivalents		1,554,649	(704,018)
Cash and cash equivalents at beginning of year	5	2,179,667	3,734,316
Cash and cash equivalents at end of year	5	$3,734,316	$3,030,298

The accompanying notes are an integral part of the consolidated financial statements.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

1.      Corporate and group information

The News Lens Co., Ltd. (the “Company”) was incorporated in Cayman Island with limited liability under the International Business Companies Act on January 20, 2015. On July 3, 2023, the company’s shareholders approved the resolution to change its name from The News Lens Co., Ltd. to TNL Mediagene. The Company and its subsidiaries (collectively referred herein as the “Group”) are primarily engaged in digital advertising, integrated marketing, marketing survey, artificial intelligence technology, data analysis, content service platform and production of audio-visual programs.

Since inception, the Company has successively acquired Neptune Internet Media Technology Co., Ltd., Easy Key 2 Asia Co., Ltd., AD2iction Co., Ltd., S.C. Integrated Marketing Communication Co., Ltd., and STAR Communication Consultant Co., Ltd.. In 2022 and 2023, the Company acquired Polydice Inc. and TNL Mediagene Japan Inc, respectively. Through the integration of the Company and its subsidiaries’ resources, the Group continues to develop its online media advertising business.

Going concern

As of December 31, 2023, the Group has recurring losses from operations, negative working capital, net operating cash outflow and accumulated deficit of $32,203,326. However, the Group has strong commitment to improve its operational performance. The Group intends to adopt the following measures to improve future operating and financial conditions:

i)       Improve operating conditions:

The Group expects to actively expand new customers and prudently control various expenses and costs. As of April 2024, the Company’s subsidiary — S.C. Integrated Marketing Communication Co., Ltd. has successfully secured over $7 million service contracts.

ii)      Financial Soundness Program:

a.      The Company has been maintaining its reputation and banking credit to obtain refinancing lines as needed. As of the date of the issuance of the consolidated financial statements, the Company has increased around $2.5 million facilities from financial institutions, please see Note 38 for further information.

b.      During the first quarter of 2024, the Company issued convertible promissory notes aggregating $716,430 to its existing shareholders and other third parties, please see Note 38 for further information.

The Group’s business plans, consider, among others, the cost management, the issuance of promissory notes and renewal of its loan facilities with the financial institutions. Although management continues to pursue these plans, there can be no assurance that the Group will be successful in obtaining sufficient funding on terms acceptable to the Group to fund continuing operations. A material uncertainty exists that may cast significant doubt and raise substantial doubt as contemplated by PCAOB standards on the Group’s ability to continue as a going concern and that the Group may be unable to realize its assets and discharge its liabilities in the normal course of business.

2.      The authorization of the consolidated financial statements

The accompanying consolidated financial statements were authorized for issuance by the Board of Directors on May 20, 2024.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

3.      Application of new and revised IFRS® Accounting Standards, International Accounting Standards (“IAS”), International Financial Reporting Interpretations Committee (“IFRIC®”) Interpretations and Standing Interpretations Committee (“SIC®”) Interpretations issued by the International Accounting Standards Board (“IASB”), (collectively, “IFRSs”)

a)      Amendments to IFRSs and the new interpretation that are mandatorily effective for the current year

New Standards, Interpretations and Amendments	Effective date issued by IASB
Amendments to IAS 1, “Disclosure of Accounting Policies”	January 1, 2023
Amendments to IAS 8, “Definition of Accounting Estimates”	January 1, 2023
Amendments to IAS 12, “Deferred Tax related to Assets and Liabilities arising from a Single Transaction”	January 1, 2023
Amendments to IAS 12, “International Tax Reform — Pillar Two Model Rules”	May 23, 2023
IFRS 17, “Insurance Contracts”	January 1, 2023
Amendments to IFRS 17, “Insurance Contracts”	January 1, 2023
Amendment to IFRS 17, “Initial Application of IFRS 17 and IFRS 9 – Comparative Information”	January 1, 2023

Based on the Group’s assessment, the above standards and interpretations have no significant impact on the Group’s financial position and financial performance.

b)      New standards, interpretations and amendments in issue but not yet effective

New Standards, Interpretations and Amendments	Effective date issued by IASB
Amendments to IFRS 16, “Lease Liability in a Sale and Leaseback”	January 1, 2024
Amendments to IAS 1, “Classification of Liabilities as Current or Non-current”	January 1, 2024
Amendments to IAS 1, “Non-current Liabilities with Covenants”	January 1, 2024
Amendments to IAS 7 and IFRS 7, “Supplier Finance Arrangements”	January 1, 2024
Amendments to IFRS 10 and IAS 28, “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
Amendments to IAS 21, “Lack of Exchangeability”	January 1, 2025
IFRS 18, “Presentation and Disclosure in Financial Statements”	January 1, 2027

Except for the following, the above standards and interpretations are not currently expected to have a significant impact to the Group’s financial condition and financial performance based on the Group’s assessment. The quantitative impact will be disclosed when the assessment is complete.

IFRS 18, “Presentation and Disclosure in Financial Statements”

IFRS 18, “Presentation and Disclosure in Financial Statements” replaces IAS 1 and updates the structure of the statement of profit or loss, requires disclosures for certain profit or loss performance measures and enhanced principles on aggregation and disaggregation to the primary financial statements and notes.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

4.      Summary of material accounting policies

The significant accounting policies applied in the preparation of these accompanying consolidated financial statements are set out below. These policies have been consistently applied during the reported periods, unless otherwise stated.

a)      Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

b)      Basis of preparation

(a)     Except for the following items, the consolidated financial statements have been prepared under the historical cost convention:

iii)    Financial liabilities at fair value through profit or loss (including derivative instruments).

iv)     Financial assets at fair value through other comprehensive income.

(b)    The preparation of the consolidated financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4 z).

(c)     These consolidated financial statements are presented in United States dollar (USD), which is the Company’s functional currency.

c)      Basis of consolidation

(a)     Basis for preparation of consolidated financial statements:

i)       All subsidiaries are included in the Group’s consolidated financial statements. Subsidiaries are all entities controlled by the Group. The Group controls an entity when the Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Consolidation of subsidiaries begins from the date the Group obtains control of the subsidiaries and ceases when the Group loses control of the subsidiaries.

ii)      Transactions, balances and unrealized gains or losses on transactions between companies within the Group are eliminated. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by the Group.

iii)    Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in a deficit balance in the non-controlling interests.

iv)     Changes in a parent’s ownership interest in a subsidiary that do not result in the parent losing control of the subsidiary (transactions with non-controlling interests) are accounted for as equity transactions, i.e. transactions with owners in their capacity as owners. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

4.      Summary of material accounting policies (cont.)

(b)    Subsidiaries included in the consolidated financial statements:

				Percentage of Ownership (%) December 31,
	Name of investee	Main business	Location	2022	2023	Note
The Company	The News Lens Co., Ltd. (“TNL TW”)	Digital advertising, SAAS technology, artificial intelligence technology, data analysis, member management content service platform and audio-visual program production	Taiwan	100%	100%
The Company	Inside Co., Ltd. (“Inside”)	Digital advertising, display network and content service platform	Taiwan	100%	100%
The Company	The News Lens Hong Kong Ltd. (“TNL HK”)	Digital advertising and content service platform	Hong Kong	100%	100%
The Company	TNLMG (“TNL MG”)	Special purpose entity for merger	Cayman	—	100%	Note 1
The Company	TNL Mediagene Japan Inc. (“MG”)	Holding Company	Japan	—	100%	Note 2
TNL TW	Neptune Internet Media Technology Co., Ltd. (“SV”)	Ticket service, e-commerce and shopping guide, digital advertising and content service platform	Taiwan	100%	100%
TNL TW	Easy Key 2 Asia Co., Ltd. (“EK2A”)	Market survey and marketing strategy consultant	Taiwan	100%	100%
TNL TW	AD2iction Co., Ltd. (“AD2”)	Digital interactive advertising, advertising technology services and web platform technology	Taiwan	51%	100%	Note 3
TNL TW	S.C. Integrated Marketing Communication Co., Ltd. (“SC”)	Planning and execution services for Integrated marketing solutions	Taiwan	100%	100%
TNL TW	STAR Communication Consultant Co., Ltd. (“ST”)	Planning and execution services for Integrated marketing solutions	Taiwan	100%	100%
TNL TW	DaEx Intelligent Co., Inc. (“DaEx”)	Artificial intelligence technology and customer data platform service	Taiwan	50.66%	50.66%	Note 7
TNL TW	TNL Media 株式會社 (“TNL JP”)	Digital advertising and content service platform	Japan	61.72%	61.72%	Note 4
SC	Polydice Inc. (“POLYDICE”)	E-commerce and digital advertising	Taiwan	50.56%	100%	Note 5
MG	Mediagene Inc. 株式会社メディアジーン	Media consulting business, E-commerce and digital advertising	Japan	—	100%	Note 6
MG	INFOBAHN Inc. 株式会社インフォバーン	Media consulting business	Japan	—	100%	Note 6

____________

Note 1:    TNLMG was established in June 2, 2023 and registered in Cayman Island with a registered capital of $50,000.

Note 2:    TNL Mediagene Japan Inc. was established in April 4, 2023 in Japan with a registered capital of JPY100.

Note 3:    TNL TW acquired the remaining 49% of AD2 from non-controlling interests on June 1, 2023 with consideration totaled $4,204,907, and AD2 became a wholly owned subsidiary of TNL TW. Please refer to Note 30 to details.

Note 4:    TNL TW disposed 15% of TNL JP to third party for $2,370 on December 12, 2022. On December 28, 2022, TNL TW did not participate in TNL JP’s capital raise $105,888 and further dilute its ownership interests to 61.72%,

Note 5:    SC acquired 50.56% of POLYDICE on October 1, 2022 with consideration totaled $2,954,575, and acquired the remaining 49.44% on March 1, 2023 with consideration totaled $1,722,595. Please refer to Note 30 for details.

Note 6:    Through the holding company — TNL Mediagene Japan Inc., the Company acquired 100% of Mediagene Inc. 株式会社メディアジーン and INFOBAHN Inc. 株式会社インフォバーン from third party with 90,740,305 ordinary shares of the Company on May 25, 2023.

Note 7:    TNL TW participated in DaEx’s capital raise totaled $578,772 on December 29, 2022. Total capital raised by DaEx was $1,142,249.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

4.      Summary of material accounting policies (cont.)

(c)     Subsidiaries not included in the consolidated financial statements: None.

(d)    Adjustments for subsidiaries with different statements of financial position dates: Not applicable.

(e)     No significant restrictions on the ability of subsidiaries to transfer funds to parent company.

(f)     Subsidiaries that have non-controlling interests that are material to the Group:

As of December 31, 2022, the non-controlling interest amounted to $1,166,354. The information of material non-controlling interest and respective subsidiaries is as follows:

Name of subsidiary	Principal place of business	Non-controlling interest
		December 31, 2022
		Amount	Ownership(%)
AD2	Taiwan	661,920	51.00%
POLYDICE	Taiwan	663,731	50.56%

Summarized financial information of the subsidiaries:

Balance sheets

AD2
December 31, 2022
Current assets	$3,067,979
Non-current assets	3,104,470
Current liabilities	(2,531,023)
Non-current liabilities	(408,169)
Total net assets	$3,233,257
POLYDICE
December 31, 2022
Current assets	$1,273,566
Non-current assets	3,833,988
Current liabilities	(1,077,921)
Non-current liabilities	(325,714)
Total net assets	$3,703,919

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

4.      Summary of material accounting policies (cont.)

Statements of comprehensive income

AD2
Year ended December 31, 2022
Revenue	$7,888,826
Profit before income tax	(225,591)
Income tax benefit	60,256
Loss for the period	(165,334)
Other comprehensive loss, net of tax	(160,828)
Total comprehensive loss for the period	(326,162)
Comprehensive income attributable to non-controlling interest	(159,819)
Dividends paid to non-controlling interest	$—
POLYDICE
Year ended December 31, 2022
Revenue	$780,446
Loss before income tax	(49,523)
Income tax benefit	8,517
Loss for the period	(41,006)
Other comprehensive income, net of tax	48,923
Total comprehensive income for the period	7,917
Comprehensive income attributable to non-controlling interest	3,914
Dividends paid to non-controlling interest	$—

Statements of cash flows

AD2
Year ended December 31, 2022
Net cash provided by (used in) operating activities	$(53,394)
Net cash provided by (used in) investing activities	(84,755)
Net cash provided by (used in) financing activities	39,903
Effect of exchange rates on cash and cash equivalents	(62,968)
Increase (decrease) in cash and cash equivalents	(161,214)
Cash and cash equivalents, beginning of period	786,851
Cash and cash equivalents, end of period	$625,637

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

4.      Summary of material accounting policies (cont.)

POLYDICE
Year ended December 31, 2022
Net cash provided by (used in) operating activities	$(92,014)
Net cash provided by (used in) investing activities	8,028
Net cash provided by (used in) financing activities	(8,253)
Effect of exchange rates on cash and cash equivalents	4,307
Increase (decrease) in cash and cash equivalents	(87,932)
Cash and cash equivalents, beginning of period	841,060
Cash and cash equivalents, end of period	$753,128

d)      Foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in United States dollars, which is the Company’s functional currency and the Group’s presentation currency. The subsidiaries’ functional currencies are National Taiwan dollars and Japanese Yen.

(a)     Foreign currency transactions and balances

i)       Foreign currency transactions are translated into the functional currency using the exchange rates on the trade date or measurement date. Therefore, foreign exchange differences resulting from the settlement of such transactions are recognized in profit or loss in the period in which they arise.

ii)      Monetary assets and liabilities denominated in foreign currencies at the period end are re-translated at the exchange rates prevailing at the statements of financial position date. Exchange differences arising upon re-translation are recognized in profit or loss on the statements of financial position date.

iii)    Non-monetary assets and liabilities denominated in foreign currencies held at fair value through profit or loss are re-translated at the exchange rates prevailing at the statements of financial position date; their exchange differences are recognized in profit or loss. Non-monetary assets and liabilities denominated in foreign currencies held at fair value through other comprehensive income are re-translated at the exchange rates prevailing at the statements of financial position date; their exchange differences are recognized in other comprehensive income. However, non-monetary assets and liabilities denominated in foreign currencies that are not measured at fair value are translated using the historical exchange rates at the initial dates of the transactions.

iv)     All foreign exchange differences are presented in the statement of comprehensive income under “Other gains and losses” by the nature of transactions.

(b)    Translation of foreign operations

The operating results and financial position of all the group entities, associates that have different functional currency and presentation currency are translated into the presentation currency as follows:

i)       Assets and liabilities for each statement of financial position are translated at the exchange rates prevailing at the statements of financial position date;

ii)      Income and expenses for each statement of comprehensive income are translated at average exchange rates of that period; and

iii)    All exchange differences are recognized in other comprehensive income.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

4.      Summary of material accounting policies (cont.)

e)      Classification of current and non-current assets and liabilities

(a)     Assets that meet one of the following criteria are classified as current assets:

i)       Assets arising from operating activities that are expected to be realized, or are intended to be sold or consumed within the normal operating cycle;

ii)      Assets held mainly for trading purposes;

iii)    Assets that are expected to be realized within 12 months from the statements of financial position date;

iv)     Cash and cash equivalents, excluding restricted cash and cash equivalents and those that are to be exchanged or used to pay off liabilities more than 12 months after the statements of financial position date.

All assets that do not meet the above criteria are classified as non-current assets.

(b)    Liabilities that meet one of the following criteria are classified as current liabilities:

i)       Liabilities that are expected to be settled within the normal operating cycle;

ii)      Liabilities arising mainly from trading activities;

iii)    Liabilities that are to be settled within 12 months from the statements of financial position date;

iv)     Liabilities for which the repayment date cannot be unconditionally extended to more than 12 months after the statements of financial position date. Liabilities bearing terms that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

All liabilities that do not meet the above criteria are classified as non-current liabilities.

f)      Cash equivalents

Cash equivalents refer to short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value (including time deposits with less than 3 months contract period). Time deposits that meet the above definition and are held for the purpose of meeting short-term cash commitments in operations are classified as cash equivalents.

g)      Accounts and notes receivable

(a)     Accounts and notes receivable entitle the Group a legal right to receive consideration in exchange for transferred goods or rendered services.

(b)    The short-term accounts and notes receivable without bearing interest are subsequently measured at initial invoice amount as the effect of discounting is immaterial.

h)      Impairment of financial assets

For financial assets at amortized cost, at each reporting date, the Group recognizes the impairment provision for 12 months expected credit losses if there has not been a significant increase in credit risk since initial recognition or recognizes the impairment provision for the lifetime expected credit losses if such credit risk has increased since

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

4.      Summary of material accounting policies (cont.)

initial recognition after taking into consideration all reasonable and verifiable information that includes forecasts. On the other hand, for accounts receivable or contract assets that do not contain a significant financing component, the Group recognizes the impairment provision for lifetime expected credit losses.

i)       Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights to receive the cash flows from the financial asset have expired.

j)       Property, plant and equipment

(a)     Property, plant and equipment are initially recorded at cost, which includes capitalized borrowing costs, less accumulated depreciation and any accumulated impairment losses.

(b)    Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

(c)     Property, plant and equipment apply cost model and are depreciated using the straight-line method to allocate their cost over their estimated useful lives. Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item must be depreciated separately.

(d)    The assets’ residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each financial year-end. If expectations for the assets’ residual values and useful lives differ from previous estimates or the patterns of consumption of the assets’ future economic benefits embodied in the assets have changed significantly, any change is accounted for as a change in estimate under IAS 8 “Accounting Policies, Change in Accounting Estimates and Errors”, from the date of the change. The estimated useful lives of property, plant and equipment are as follows:

Office equipment	2 to 5 years
Leasehold improvements	2 to 5 years
Others	2 to 15 years

k)      Leasing arrangements (lessee)–right-of-use assets / lease liabilities

(a)     Leases are recognized as a right-of-use asset and a corresponding lease liability at the date at which the leased asset is available for use by the Group. For short-term leases or leases of low value assets, lease payments are recognized as an expense on a straight-line basis over the lease term.

(b)    Lease liabilities include the net present value of the remaining lease payments at the commencement date, discounted using the incremental borrowing interest rate. Lease payments are comprised of fixed payments, less any lease incentives receivable.

The Group subsequently measures the lease liability at amortized cost using the interest method and recognizes interest expense over the lease term. The lease liability is remeasured and the amount of remeasurement is recognized as an adjustment to the right-of-use asset when there are changes in the lease term or lease payments and such changes do not arise from contract modifications.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

4.      Summary of material accounting policies (cont.)

(c)     At the commencement date, the right-of-use asset is stated at the amount of the initial measurement of lease liability. The right-of-use asset is measured subsequently using the cost model and is depreciated from the commencement date to the earlier of the end of the asset’s useful life or the end of the lease term. When the lease liability is remeasured, the amount of remeasurement is recognized as an adjustment to the right-of-use asset.

l)       Intangible assets

(a)     Recognition and measurement

Goodwill arising on the acquisition of subsidiaries is measured at cost, less accumulated impairment losses.

Other intangible assets, including trademarks, website platform, customer relationships and computer software, that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

Internally generated intangible assets are recognized as below:

i)       Research expenditures are recognized as an expense as incurred.

ii)      Development expenditures that do not meet the following criteria are recognized as expenses as incurred, but are recognized as intangible assets when the following criteria are met:

1.      It is technically feasible to complete the intangible asset so that it will be available for use or sale;

2.      An entity intends to complete the intangible asset and use or sell it;

3.      An entity has the ability to use or sell the intangible asset;

4.      It can be demonstrated how the intangible asset will generate probable future economic benefits;

5.      Adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and

6.      The expenditure attributable to the intangible asset during its development can be reliably measured.

iii)    Upon being available for use, internally generated intangible assets are amortized on a straight-line basis over their estimated useful life of 3~5 years.

(b)    Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is recognized in profit or loss as incurred.

(c)     Amortization

Amortization is calculated over the cost of the asset and is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

4.      Summary of material accounting policies (cont.)

The estimated useful lives for current and comparative periods are as follows:

Trademark	11 years to indefinite
Customer relationships	4 to 12 years
Website platform	3 to 9 years
Computer software	3 to 5 years

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

m)     Impairment of non-financial assets

(a)     The Group assesses at each balance sheet date the recoverable amounts of those assets where there is an indication that they are impaired. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell or value in use. Except for goodwill, when the circumstances or reasons for recognizing impairment loss for an asset in prior years no longer exist or diminish, the impairment loss is reversed. The increased carrying amount due to reversal should not be more than what the depreciated or amortized historical cost would have been if the impairment had not been recognized.

(b)    The recoverable amounts of goodwill, intangible assets with an indefinite useful life and intangible assets that have not yet been available for use are evaluated annually or more frequently if there is an indication that they are impaired. An impairment loss is recognized for the amount by which the asset group’s carrying amount exceeds its recoverable amount. Impairment loss of goodwill previously recognized in profit or loss shall not be reversed in the following years.

(c)     For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units, or groups of cash-generating units, that is/are expected to benefit from the synergies of the business combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the cash-generating units level.

n)      Borrowings

Borrowings comprise long-term and short-term bank borrowings and other long-term and short-term loans. Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized as interest expense in profit or loss over the period of the borrowings using the effective interest method.

o)      Accounts and notes payable

(a)     Accounts payable are liabilities for purchases of goods or services and notes payable are those resulting from operating and non-operating activities.

(b)    The short-term accounts and notes payable without bearing interest are subsequently measured at initial invoice amount as the effect of discounting is immaterial.

p)      Financial liabilities at fair value through profit or loss

(a)     Derivatives (contingent consideration and call options) are categorized as financial liabilities held for trading unless they are designated as hedges. Financial liabilities that meet one of the following criteria are designated as at fair value through profit or loss at initial recognition:

i)       Hybrid (combined) contracts; or

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

4.      Summary of material accounting policies (cont.)

ii)      They eliminate or significantly reduce a measurement or recognition inconsistency; or

iii)    They are managed and their performance is evaluated on a fair value basis, in accordance with a documented risk management policy.

(b)    At initial recognition, the Group measures the financial liabilities at fair value. All related transaction costs are recognized in profit or loss. The Group subsequently measures these financial liabilities at fair value with any gain or loss recognized in profit or loss.

(c)     If the credit risk results in fair value changes in financial liabilities designated as at fair value through profit or loss, they are recognized in other comprehensive income in the circumstances other than avoiding accounting mismatch or recognizing in profit or loss for loan commitments or financial guarantee contracts.

q)      Preference shares

(a)     Financial liabilities at fair value through profit or loss

The issuance of the preference shares with the redemption option or contingent settlement provisions by the Group was recognized under “financial liabilities designated as at fair value through profit or loss” on initial recognition due to their compound instrument feature. The Group subsequently measures these financial liabilities at fair value with any gain or loss recognized in profit or loss.

(b)    Financial liabilities at amortized cost

The preference shares issued by the Group’s subsidiary, which the subsidiary is obligated to re-purchase the preference shares in cash equal to the initial investment amount plus accumulated dividends based on pre-determined payment schedule, are classified as financial liabilities. The shares are recognized initially at fair value plus transaction costs. Dividend is recognized in profit or loss over the contract period.

r)      Derecognition of financial liabilities

A financial liability is derecognized when the obligation specified in the contract is either discharged or cancelled or expires.

s)      Employee benefits

(a)     Short-term employee benefits

Short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in respect of service rendered by employees and should be recognized as expenses when the employees render service.

(b)    Defined contribution plans

For defined contribution plans, the contributions are recognized as pension expenses when they are due on an accrual basis. Prepaid contributions are recognized as an asset to the extent of a cash refund or a reduction in future payments.

(c)     Employees’ compensation and directors’ remuneration

Employees’ compensation and directors’ remuneration are recognized as expenses and liabilities, provided that such recognition is required under legal obligation or constructive obligation and those amounts can be reliably estimated. Any difference between the resolved amounts and the subsequently actual distributed amounts is accounted for as changes in estimates.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

4.      Summary of material accounting policies (cont.)

t)       Employee share-based payment

(a)     For the equity-settled share-based payment arrangements, the employee services received are measured at the fair value of the equity instruments granted at the grant date, and are recognized as compensation cost over the vesting period, with a corresponding adjustment to equity. The fair value of the equity instruments granted shall reflect the impact of market vesting conditions and non-vesting conditions. Compensation cost is subject to adjustment based on the service conditions that are expected to be satisfied and the estimates of the number of equity instruments that are expected to vest under the non-market vesting conditions at each balance sheet date. Ultimately, the amount of compensation cost recognized is based on the number of equity instruments that eventually vest.

u)      Income tax

(a)     The income tax expense for the period comprises current and deferred tax. Income tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or items recognized directly in equity, in which cases the income tax is recognized in other comprehensive income or equity.

(b)    The current income tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the statements of financial position date in the countries where the Group and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in accordance with applicable tax regulations. It establishes provisions where appropriate based on the amounts expected to be paid to the tax authorities. An additional income tax is levied on the unappropriated retained earnings and is recorded as income tax expense in the year the profit generated.

(c)     Deferred tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated statements of financial position. However, the deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted at the statements of financial position date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

(d)    Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. At each statements of financial position date, unrecognized and recognized deferred tax assets are reassessed.

(e)     A deferred tax asset shall be recognized for the carryforward of unused tax credits resulting from equity investments to the extent that it is possible that future taxable profit will be available against which the unused tax credits can be utilized.

v)      Capital stock

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares in net proceeds of tax are shown in equity as a deduction.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

4.      Summary of material accounting policies (cont.)

w)     Revenue recognition

(a)     Revenue is measured based on the consideration to which the Group expects to be entitled in exchange for transferring goods or services to a customer. The Group recognizes revenue when it satisfies a performance obligation by transferring control of a good or a service to a customer. Different revenue types can be divided into three revenue sources: (1) Digital studio; (2) Media and branded content; and (3) Technology. The accounting policies for the Group’s major revenue streams in each business are explained below.

i)       Digital studio

The Group provides marketing strategy services including target insight, branding, creative marketing, media communication, data analysis, and public relation. For the marketing strategy contracts (generally for one-year or less), a Master Agreement with a budget is agreed upon with the customers. Throughout the contractual period, individual marketing service will be requested and confirmed by various sales orders. The Group considered each sales order as a separate performance obligation and the related consideration is based on the stand-alone selling price. As customers simultaneously receive and consume the benefits provided by the marketing service, revenue is recognized as performance obligations are satisfied over time based on progress towards completion. Costs incurred, including labor, material, production costs and media suppliers, are used as an objective input measure of performance. The progress towards completion is determined based on actual input costs relative to the total estimated input costs.

The Group provides consulting services to assist customers in creating and implementing their marketing plans. For fixed price contracts, revenue is recognized in the reporting period in which the services are rendered and based on progress towards completion. Typically, costs incurred are used as an objective input measure of performance and costs mainly consist of labor and subcontracting costs. Progress towards completion is determined based on the actual input cost incurred relative to the total estimated input costs.

ii)      Media and branded content

The Group sells advertisement space and provides customers a suite of advertising services supported by its proprietary technologies. The services include composing articles, videos, banners, social media, and other online advertising media. These advertising contracts are usually short-term with fixed considerations. As customers simultaneously receive and consume the benefits provided by the advertising service, revenue is recognized as performance obligations are satisfied over time based on progress towards completion. Costs incurred, including labor, material, production, and subcontracting costs, are used as an objective input measure of performance. The progress towards completion is determined based on actual input costs relative to the total estimated input costs.

The Group provides sponsored content service by writing branded reviews, advertorials and other content to promote brands or products on its websites for the customers. These contracts are usually short-term with fixed considerations. As the Group owns the sponsored content and the publication will be on its website permanently at the Group’s discretion. Revenue is recognized at a point in time when the articles are published.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

4.      Summary of material accounting policies (cont.)

iii)    Technology

The Group provides advertising technology services through its own or third-party broadcast networks. Contract price for such service is the total advertising budget, which can be calculated into total impressions or total clicks based on the pre-determined cost per impression or cost per click. Through the broadcasting of advertisement, customers simultaneously receive and consume benefits when the ads are shown to its audience, the performance obligation is satisfied over time and completed when the total impressions or clicks are fulfilled. Revenue is recognized using the output method based on the actual impressions or clicks broadcasted at the end of the reporting period as a proportion of the total impressions or clicks per the contract.

The Group provides e-commerce sites as a sales channel for vendors to sell their products. Revenue is based on commission derived from the actual sales quantity on a monthly basis. Commission is calculated based on the percentage in accordance with the terms of the contractual arrangement.

On certain Group’s websites, the Group offer affiliate links to other e-commerce sites for customers to browse and purchase products. When the customer purchase products through these affiliate links, the Group receives a commission revenue from other e-commerce sites. Commission is calculated based on the percentage in accordance with the terms of the contractual arrangement and derived from monthly external performance reports.

(b)    The Group receive payment from customer at the time specified in the payment schedule, usually after delivery of the services or quarterly payments based on services rendered up to date. All contracts are fixed price with no variable considerations or refunds obligations. If the services rendered exceed the payment, a contract asset is recognized. If the payments exceed the services rendered, a contract liability is recognized.

(c)     Principal vs. Agent:

The amount of revenue recognized depends on whether the Group act as an agent or as a principal. Certain arrangements with customers are such that the Group’s responsibility is to arrange for a third party to provide a specified good or service to the customer. In these cases the Group is acting as an agent as the Group do not control the relevant good or service before it is transferred to the customer. When the Group act as an agent, the revenue recorded is the net amount retained. The Group acts as principal when the Group control the specified good or service prior to transfer. For marketing strategy services, the Group is considered as a principal to customers given that the Group is obliged to provide services to its customers and the Group has the right to determine the selling price of the service. For advertising technology services using third-party broadcast networks, the Group is considered as a principal given that the Group provides a bundle of services that represent the combined output (total impression or clicks), of which the services are highly interrelated and the Group has control over the broadcasting process and right to determine the selling price of the service. When the Group acts as a principal, the revenue recorded is the gross amount billed. Billings related to out-of-pocket costs such as travel are also recognized at the gross amount billed with a corresponding amount recorded as an expense.

x)      Business combinations

(a)     The Group uses the acquisition method to account for business combinations. The consideration transferred for an acquisition is measured as the fair value of the assets transferred, liabilities incurred or assumed and equity instruments issued at the acquisition date, plus the fair value of any assets and liabilities resulting from a contingent consideration arrangement. All acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

4.      Summary of material accounting policies (cont.)

business combination are measured initially at their fair values at the acquisition date. For each business combination, the Group measures at the acquisition date components of non-controlling interests in the acquiree that are present ownership interests and entitle their holders to the proportionate share of the entity’s net assets in the event of liquidation at either fair value or the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. All other non-controlling interests should be measured at the acquisition-date fair value.

(b)    The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of any previous equity interest in the acquiree over the fair value of the identifiable assets acquired and the liabilities assumed is recorded as goodwill at the acquisition date. If the total of consideration transferred, non-controlling interest in the acquiree recognized and the fair value of previously held equity interest in the acquiree is less than the fair value of the identifiable assets acquired and the liabilities assumed, the difference is recognized directly in profit or loss on the acquisition date.

(c)     The Group recognizes the acquisition date fair value of the contingent consideration as part of the consideration transferred. The cost of the acquisition and measuring goodwill will retrospectively be adjusted when some changes in the fair value of contingent consideration that the Group recognizes have been made after the acquisition date. Measurement period adjustments is the result of additional information that the Group obtained after that date about facts and circumstances that existed at the acquisition date. The measurement period will not exceed one year from the acquisition date. The Group accounts for the changes in the fair value of contingent consideration that are not measurement period adjustments based on the classification of contingent consideration. Contingent consideration classified as equity shall not be remeasured and its subsequent settlement will be accounted for within equity. Others will be measured at fair value at each reporting date and changes in fair value will be recognized in profit or loss or other comprehensive income.

y)      Operating segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The Group’s chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer that makes strategic decisions.

z)      Critical accounting judgments, estimates and key sources of assumption uncertainty

The preparation of the accompanying consolidated financial statements requires management to make critical judgments in applying the Group’s accounting policies and make critical assumptions and estimates concerning future events. Assumptions and estimates may differ from the actual results and are continually evaluated and adjusted based on historical experience and other factors. Such assumptions and estimates have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year; and the related information is addressed below:

(a)     Critical judgements in applying the Group’s accounting policies

i)       Preference shares

the classification of preference shares is determined based on its nature and rights which is described in the Shareholders Agreement. Preference shares are classified as liabilities when it is convertible to a variable number of its equity instruments or has an unconditional obligation to deliver cash or another financial asset exist. Pursuant to the Shareholders Agreement, for all the Company’s preferred shares and TNL TW’s Class A preferred shares, the Group has no unconditional right to avoid delivering cash to settle its contractual obligations. In the event of

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

4.      Summary of material accounting policies (cont.)

either deemed liquidation event or execution of redemption rights are not controllable by the Group, the Group has no unconditional right to avoid delivering cash to settle its contractual obligations. As a result, the preference shares are classified as financial liabilities.

ii)      Revenue recognition at a point in time or over time

The Group recognizes the revenue by determining whether the performance obligations are satisfied at a point in time or over time. For most advertising and marketing services, as customer simultaneously receive and consume the benefits provided by the service, revenue is recognized as performance obligations are satisfied over time based on progress towards completion.

(b)    Critical accounting estimates and assumptions

i)       Revenue recognition — progress towards completion

Revenues from marketing strategy contracts are recognized by reference to the stage of completion of the services. The stage of completion of a contract is measured based on the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs. Estimated total contract costs of contracted items are assessed and determined by the management based on the nature, contract period, marketing service items, execution method and estimated outsourcing amount of each marketing service contract. Changes in these estimates might affect the calculation of the percentage of completion and related profits from service contracts.

ii)      Impairment assessment of goodwill

The impairment assessment of goodwill relies on the Group’s subjective judgement, including identifying cash-generating units, allocating assets and liabilities as well as goodwill to related cash-generating units, and determining the recoverable amounts of related cash-generating units. Please refer to Note 10 for the information of goodwill impairment.

As of December 31, 2022 and 2023, the Group recognized goodwill, net of impairment loss, amounting to $9,672,476 and $60,741,929, respectively.

iii)    Impairment assessment of intangible assets (excluding goodwill)

The Group assesses impairment based on its subjective judgement and determines the separate cash flows of a specific group of assets, useful lives of assets and the future possible income and expenses arising from the assets depending on how assets are utilized and industrial characteristics. Any changes of economic circumstances or estimates due to the change of Group strategy might cause material impairment on assets in the future.

As of December 31, 2022 and 2023, the Group recognized intangible assets, net of impairment loss, amounting to $4,496,539 and $33,405,827, respectively.

iv)     Fair value measurement of convertible preference shares

The issuance of convertible preference shares by the Group was recognized under “financial liabilities designated as at fair value through profit or loss” on initial recognition due to their redemption feature. The fair value of convertible preference shares is determined considering those companies’ recent funding raising activities and technical development status, fair value assessment of other companies of the same type, market conditions and other economic indicators existing on balance sheet date. Any changes in these judgements and estimates will impact the fair value measurement of these convertible preference shares. Please refer to Note 40 b) for the financial instruments fair value information.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

4.      Summary of material accounting policies (cont.)

As of December 31, 2022 and 2023, the carrying amounts of the Group’s convertible preference shares were $32,347,853 and $0, respectively.

v)      Fair value measurement of equity consideration for business combination

The fair value of equity consideration for a business combination is estimated using the discounted cash flow method. The main assumptions are the probability of occurrence of earnings before interest and tax, depreciation and amortization under various scenarios to estimate the price to be paid, and the discounted present value estimated by the risk-adjusted discount rate. In addition, supplemented with the market approach used to estimate its fair value, any changes in these judgements and estimates will impact the fair value measurement of the equity consideration. Please refer to Note 31 for the equity instrument used as purchase consideration for business combination.

5.      Cash and cash equivalents

	December 31, 2022	December 31, 2023
Cash on hand and petty cash	$4,074	$11,775
Checking accounts and demand deposits	3,730,242	3,018,523
	$3,734,316	$3,030,298

a)      The Group transacts with a variety of financial institutions all with high credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote.

b)      No cash and cash equivalents of the Group were pledged to others.

6.      Accounts receivable

	December 31, 2022	December 31, 2023
Accounts receivable	$3,326,726	$8,914,322
Less: Loss allowance	(107,186)	(65,938)
	$3,219,540	$8,848,384

a)      The aging analysis of accounts receivable based on past due date are as follows:

	December 31, 2022	December 31, 2023
Not past due	$3,132,417	$8,617,498
Past due
Within 1 month	136,093	89,953
31 to 90 days	1,176	35,925
91 to 180 days	779	138,592
181 to 270 days	17,377	247
Over 270 days	38,884	32,107
	$3,326,726	$8,914,322

b)      As of December 31, 2022 and 2023, accounts receivable were all from contracts with customers. And as of January 1, 2022, the balance of accounts receivable from contracts with customers was $5,159,252.

c)      Without taking into account of any collateral held or other credit enhancements, the amount that best reflects the Group’s maximum exposure to credit risk in respect of the accounts receivable is the carrying amount at the end of each reporting period.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

6.      Accounts receivable (cont.)

d)      No accounts receivable of the Group were pledged to others.

e)      Information relating to credit risk is provided in Note 40 a).

7.      Property, plant and equipment, net

	2022
	Office equipment	Leasehold improvements	Others	Total
January 1
Cost	$50,332	$105,966	$92,214	$248,512
Accumulated depreciation and impairment	(31,936)	(67,574)	(91,618)	(191,128)
	$18,396	$38,392	$596	$57,384

January 1	$18,396	$38,392	$596	$57,384
Acquisition through business combination	12,278	—	—	12,278
Additions	52,481	—	—	52,481
Depreciation expenses	(18,856)	(19,670)	(552)	(39,078)
Exchange difference	(2,317)	(3,237)	(44)	(5,598)
December 31	$61,982	$15,485	$—	$77,467
December 31
Cost	$109,955	$89,005	$83,116	$282,076
Accumulated depreciation and impairment	(47,973)	(73,520)	(83,116)	(204,609)
	$61,982	$15,485	$—	$77,467
	2023
	Office equipment	Leasehold improvements	Others	Total
January 1
Cost	$109,955	$89,005	$83,116	$282,076
Accumulated depreciation and impairment	(47,973)	(73,520)	(83,116)	(204,609)
	$61,982	$15,485	$—	$77,467

January 1	$61,982	$15,485	—	77,467
Acquisition through business combination	306,218	219,573	—	525,791
Additions	88,490	—	11,607	100,097
Depreciation expenses	(109,797)	(47,763)	(2,433)	(159,993)
Disposals	(974)	(157)	—	(1,131)
Reclassifications	—	(5,090)	5,090	—
Exchange difference	(2,261)	(3,174)	218	(5,217)
December 31	$343,658	$178,874	$14,482	$537,014
December 31
Cost	$1,030,893	$518,320	$93,906	$1,643,119
Accumulated depreciation and impairment	(687,235)	(339,446)	(79,424)	(1,106,105)
	$343,658	$178,874	$14,482	$537,014

No property, plant and equipment were pledged to others.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

8.      Leasing arrangements — lessee

a)      The Group leases offices and multifunctional business machines located in Taiwan and Japan. Lease agreements are typically made for periods of 2 to 5 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose covenants, but leased assets may not be used as security for borrowing purposes.

b)      Short-term leases with a lease term of 12 months or less comprise multifunctional printers.

c)      The carrying amount of right-of-use assets and the depreciation expenses are as follows:

	December 31, 2022	December 31, 2023
	Carrying amount	Carrying amount
Buildings	$704,246	$6,121,258
Machinery and equipment	—	19,557
	$704,246	$6,140,815
	Year ended December 31,
	2022	2023
	Depreciation expenses	Depreciation expenses
Buildings	$394,184	$862,258
Machinery and equipment	—	3,532
	$394,184	$865,790

d)      For the years ended December 31, 2022 and 2023, additions to right-of-use assets were $345,130 and $6,396,201 (including $6,371,979 acquired from MG at the acquisition date), respectively.

e)      The information on profit or loss accounts relating to lease contracts is as follows:

	Year ended December 31,
	2022	2023
Items affecting profit or loss
Interest expense on lease liabilities	$12,586	$42,419
Expense on short-term lease contracts	11,545	41,766

f)      For the years ended December 31, 2022 and 2023, the Group’s total cash outflow for leases were $398,032 and $866,302, respectively.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

9.      Intangible assets

	2022
	Goodwill	Trademarks	Customer relationships	Website platform	Computer software	Total
January 1
Cost	$8,111,362	$—	$5,083,092	$386,561	$381,807	$13,962,822
Accumulated amortization and impairment	—	—	(1,359,018)	(71,169)	(26,478)	(1,456,665)
	$8,111,362	$—	$3,724,074	$315,392	$355,329	$12,506,157

January 1	$8,111,362	$—	$3,724,074	$315,392	$355,329	$12,506,157
Acquisition through business combination	2,279,812	572,159	685,334	210,630	—	3,747,935
Additions	—	—	—	—	44,648	44,648
Amortization expenses	—	(13,571)	(903,515)	(60,388)	(80,918)	(1,058,392)
Exchange difference	(718,698)	20,862	(317,571)	(21,885)	(34,041)	(1,071,333)
December 31	$9,672,476	$579,450	$3,188,322	$443,749	$285,018	$14,169,015
December 31
Cost	$9,672,476	$595,256	$5,291,436	$566,591	$387,532	$16,513,291
Accumulated amortization and impairment	—	(15,806)	(2,103,114)	(122,842)	(102,514)	(2,344,276)
	$9,672,476	$579,450	$3,188,322	$443,749	$285,018	$14,169,015
	2023
	Goodwill	Trademarks (Note)	Customer relationships	Website platform	Computer software	Total
January 1
Cost	$9,672,476	$595,256	$5,291,436	$566,591	$387,532	$16,513,291
Accumulated amortization and impairment	—	(15,806)	(2,103,114)	(122,842)	(102,514)	(2,344,276)
	$9,672,476	$579,450	$3,188,322	$443,749	$285,018	$14,169,015

January 1	$9,672,476	$579,450	$3,188,322	$443,749	$285,018	$14,169,015
Acquisition through business combination	$51,069,453	21,486,396	8,496,699	—	977,732	82,030,280
Additions	—	—	—	—	93,347	93,347
Amortization expenses	—	(52,205)	(1,402,133)	(111,530)	(243,906)	(1,809,774)
Disposal	—	—	—	—	(7,888)	(7,888)
Impairment	—	—	—	—	(298,424)	(298,424)
Exchange difference	—	(819)	(14,920)	(1,707)	(11,354)	(28,800)
December 31	$60,741,929	$22,012,822	$10,267,968	330,512	$794,525	$94,147,756
December 31
Cost	$60,741,929	$22,083,887	$13,788,135	566,591	$2,139,623	$99,320,165
Accumulated amortization and impairment	—	(71,065)	(3,520,167)	(236,079)	(1,345,098)	(5,172,409)
	$60,741,929	$22,012,822	$10,267,968	$330,512	$794,525	$94,147,756

____________

Note:       The trademarks acquired through business combination include $21,484,644 of trademarks with indefinite useful lives.

a)      Acquisition of intangible assets through business combination please refer to Note 31 for details.

b)      The impairment loss recognized for the year ended December 31, 2023 was related to computer software, please refer to Note 10 b) for details.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

10.    Impairment of non-financial assets

a)      Impairment for goodwill

Goodwill is monitored by management at the level of entities. Summary of the goodwill allocation is presented below:

2022	AD2	SC+ST	POLYDICE	MG	Total
Goodwill	1,882,400	5,428,655	2,361,421	—	9,672,476
2023	AD2	SC+ST	POLYDICE	MG	Total
Goodwill	1,882,400	5,428,655	2,361,421	51,069,453	60,741,929

The Group tests whether goodwill has suffered any impairment on an annual basis at year end. For year 2022 and 2023, the recoverable amount of the cash-generating units (CGUs) was determined based on value in use calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a 5 to 10 year period.

Cash flows beyond the 5 to 10 year are extrapolated using the estimated growth rates stated below. These growth rates are consistent with forecasts included in industry reports specific to the industry in which each CGU operates.

The following table sets out the key assumptions for those CGUs that have significant goodwill allocated to them:

2022	AD2	SC + ST	POLYDICE
Sales (annual growth rate)	9%	1%~11%	11%
Budgeted gross margin	52%	20%	85%
Operating expense	41%~50%	4%	49.3%~70.5%
Annual capital expenditure	$29,306~$39,075	$18,377~$19,538	$12,647~$14,653
Long-term growth rate	1.50%	1.50%	1.50%
Pre-tax discount rate	14.40%	14.40%	14.40%
2023	AD2	SC + ST	POLYDICE	MG
Sales (annual growth rate)	12%	1%~12%	11%	5%~33%
Budgeted gross margin	50%	20%	85%	30%~43%
Operating expense	32%~44%	4%~5%	49%~71%	24%~28%
Annual capital expenditure	$29,306~$39,075	$19,538	$14,653	$488,000~$1,830,000
Long-term growth rate	1.50%	1.50%	1.50%	1.50%
Pre-tax discount rate	14.90%	14.90%	14.90%	14.30%

Management has determined the values assigned to each of the above key assumptions as follows:

Assumption	Approach used to determine values
Sales

Average annual growth rate over the five to ten year forecast period; based on past performance, management’s expectations of market development, current industry trends and including long-term inflation forecasts for each territory.

Budgeted gross margin	Based on past performance and management’s expectations for the future.
Operating expense	Management forecasts these costs based on the current structure of the business, adjusting for inflationary increases but not reflecting any future restructurings or cost saving measures.
Annual capital expenditure

Expected cash costs in the CGUs. This is based on the historical experience of management, and the planned refurbishment expenditure. No incremental revenue or cost savings are assumed in the value in use model as a result of this expenditure.

Long-term growth rate	This is the weighted average growth rate used to extrapolate cash flows beyond the budget period. The rates are consistent with forecasts included in industry reports.
Pre-tax discount rates	Reflect specific risks relating to the relevant segments and the countries in which they operate.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

10.    Impairment of non-financial assets (cont.)

Significant estimate: impact of possible changes in key assumptions

There was no impairment loss for the year ended December 31, 2022 and 2023.

AD2 CGU

The recoverable amount of the AD2 CGU is estimated to exceed the carrying amount of the CGU as of December 31, 2023 by $1,680,801 (2022: $337,464).

The recoverable amount of this CGU would equal its carrying amount if the key assumptions were to change as follows:

	2022		2023
	From	To	From	To
Pre-tax discount rate	14.40%	16.90%	14.90%	38.90%
Long-term growth rate	1.50%	1.00%	1.50%	0.50%

Management have considered and assessed reasonably possible changes for other key assumptions and have not identified any instances that could cause the carrying amount of the AD2 CGU to exceed its recoverable amount.

SC + ST CGU

The recoverable amount of the SC + ST CGU is estimated to exceed the carrying amount of the CGU as of December 31, 2023 by $654,531 (2022: $409,712)

The recoverable amount of this CGU would equal its carrying amount if the key assumptions were to change as follows:

	2022		2023
	From	To	From	To
Pre-tax discount rate	14.40%	16.90%	14.90%	19.40%
Long-term growth rate	1.50%	1.00%	1.50%	0.50%

The directors and management have considered and assessed reasonably possible changes for other key assumptions and have not identified any instances that could cause the carrying amount of the SC + ST CGU to exceed its recoverable amount.

POLYDICE CGU

The recoverable amount of the POLYDICE CGU is estimated to exceed the carrying amount of the CGU as of December 31, 2023 by $801,308 (2022: $618,659).

The recoverable amount of this CGU would equal its carrying amount if the key assumptions were to change as follows:

	2022		2023
	From	To	From	To
Pre-tax discount rate	14.40%	18.90%	14.90%	24.40%
Long-term growth rate	1.50%	1.50%	1.50%	1.00%

The directors and management have considered and assessed reasonably possible changes for other key assumptions and have not identified any instances that could cause the carrying amount of the POLYDICE CGU to exceed its recoverable amount.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

10.    Impairment of non-financial assets (cont.)

MG CGU

The recoverable amount of the MG CGU is estimated to exceed the carrying amount of the CGU at 31 December 2023 by $12,905,913.

The recoverable amount of this CGU would equal it’s carrying amount if the key assumptions were to change as follows:

	2023
	From	To
Pre-tax discount rate	14.30%	15.30%
Long-term growth rate	1.50%	1.00%

The directors and management have considered and assessed reasonably possible changes for other key assumptions and have not identified any instances that could cause the carrying amount of the MG CGU to exceed its recoverable amount.

b)      Impairment for computer software

In 2023, MG has ceased operation for its CoSTORY business due to lack of performance from its original plans, and the software that were developed internally for the CoSTORY business was no longer recoverable, that resulted in an impairment for the related computer software. As of December 31, 2023, the Group wrote down the carrying amount of the asset to $0 and recognized an impairment loss of $298,424 accordingly.

11.    Short-term borrowings

Type of loans		December 31, 2022	December 31, 2023
	Bank loans
	Secured bank loans	$976,880	$1,269,945
	Unsecured bank loans	—	3,103,473
	Other loans	—	876,815
		$976,880	$5,250,233
	Interest rate range	2.32%	0.53%~8%
	Unused credit lines of short-term bank loans
US$		—	—

The table below summarizes the maturity profile of the short-term borrowings excluding the current portion of long-term borrowings (see Note 15 for further information) as of December 31, 2023 based on the contractual due date:

	1 to 3 months	4~6 months	Over 6 months	Total
Type of loans
Secured bank loans	$325,627	$944,318	$—	$1,269,945
Unsecured bank loans	2,042,578	—	1,060,895	3,103,473
Other loans	176,815	700,000	—	876,815
	$2,368,205	$1,644,318	$1,060,895	$5,250,233

Information relating to interest rate risk and liquidity risk are provided in Note 40 a).

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

12.    Financial liabilities at fair value through profit or loss

	December 31, 2022	December 31, 2023
Current item:
Financial liabilities mandatorily measured at fair value through profit or loss
Contingent consideration of acquisition of subsidiaries	$418,834	$53,166
Add: Valuation adjustment and net exchange differences	31,837	7,498
	450,671	60,664
Preference shares liabilities	17,961,604	—
Add: Valuation adjustment	14,386,249	—
	32,347,853	—
Total current item;	$32,798,524	$60,664
Non-current item:
Financial liabilities mandatorily measured at fair value through profit or loss
Contingent consideration of acquisition of subsidiaries	$53,166	$—
Add: Valuation adjustment and net exchange differences	1,634	—
	$54,800	$—

a)      Amounts recognized in profit of loss in relation to the financial liabilities at fair value through profit or loss are listed below:

	Year ended December 31, 2022	Year ended December 31, 2023
Financial liabilities at fair value through profit or loss
Call option of acquisition of subsidiaries	$285,202	$—
Contingent consideration of acquisition of subsidiaries	(74,249)	44,131
Preference shares liabilities	(8,265,459)	5,436,783
	$(8,054,506)	$5,480,914

b)      Buy-back (call) option was granted to AD2’s shareholders when the Group acquired 51% shares of AD2 in year 2020. The original shareholders of AD2 (non-controlling shareholders holding 49% of the interest) may purchase the 51% equity of AD2 (255,000 shares) held by the Group at the original transfer consideration before the two-year anniversary from the grant date if any of the following circumstances occur:

i)       If the Group fails to make the second payment for transaction price within the date specified in the shares purchase agreement; or

ii)      If the Group cannot complete the initial public offering (IPO) within two years, the IPO may be extended for one year upon mutual consent.

The original shareholders of AD2 may exercise the call option within 30 days after the occurrence of the above circumstances. On December 31, 2022, the call option is expired, and the financial liabilities was reversed and recognized in “other gains and losses”.

c)      In accordance with the share purchase agreements for the acquisition of POLYDICE in year 2022 and the acquisition of SC in year 2020, the Group shall give additional acquisition consideration and recognize relevant contingent consideration at fair value on the acquisition date if the acquired company achieves specific performance conditions within a certain period after the acquisition. The

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

12.    Financial liabilities at fair value through profit or loss (cont.)

contingent consideration that will be liquidated in cash or other financial assets is recognized as financial liabilities designated at fair value through profit and loss, and the subsequent achievement are as follows:

i)       Contingent consideration for the acquisition of POLYDICE is available from year 2022 to 2024. For the year 2022, POLYDICE met the performance target and the Group paid out part of the contingent consideration in cash totaled $400,000 in 2023. For the year 2023, POLYDICE failed to meet the performance target, therefore, the relevant contingent consideration was written off and recognized in “other gains and losses”. The remaining contingent consideration totaled $60,664 is available for the year 2024.

ii)      Contingent consideration for the acquisition of SC is available from year 2021 to 2022. For the year 2021, SC met the performance target and the Group paid out the contingent consideration of cash $150,000 in 2022 and 201,939 ordinary shares in 2023. For the year 2022, SC met the performance target and the Group paid out the contingent consideration of cash $150,000 in 2022 and 134,626 ordinary shares in 2023.

d)      As shown in the table below, the Company issued series of convertible preference shares, which was assessed as financial liabilities at fair value through profit or loss due to either its redemption option or contingent settlement provisions feature. On May 12, 2022, the Company issued 2,804 thousand of Series D-2 shares at $0.7845 per share totaled $2,199,999. On May 22, 2023, all series of preferred shares had been converted to ordinary shares at a 1:1 conversion ratio totaled $26,911,070. The decrease in fair value prior to conversion was mainly due to the probability of liquidation and redemption have decreased and the probability of mandatory conversion has increased under the option pricing model that was used for valuation. Information related to the methods and assumptions used for the fair value estimates are provided in Note 40 b) (b).

	Authorized shares (in thousands of shares)	Issuance date	Shares issued (in thousands of shares)	Total issuance amount	December 31, 2022		May 22, 2023
					Share price	Total amount	Share price	Total amount
Series A	6,070	2015.5.20~2016.7.20	6,069	$1,200,000	0.720842	$4,374,631	0.725968	$4,405,739
Series B	6,000	2016.10.31~2017.4.11	5,917	1,869,000	0.848454	5,020,231	0.745331	4,410,061
Series B-1	410	2017.11.9~2017.11.27	408	180,000	0.907989	370,820	0.752824	307,451
Series C	7,152	2018.2.1~2019.3.14	7,152	3,500,000	0.931615	6,662,455	0.755296	5,401,508
Series C-1	4,375	2019.3.14~2019.10.2	4,374	2,217,055	0.893186	3,906,631	0.750359	3,282,230
Series C-2	1,770	2019.6.13~2019.10.2	1,767	1,103,300	0.940657	1,662,560	0.756533	1,337,131
Series D-1	4,207	2020.6.25	4,207	3,300,000	1.069958	4,500,779	0.783391	3,295,335
Series D-2	11,100	2020.11.19~2022.5.12	5,854	4,592,249	0.999320	5,849,746	0.763892	4,471,615
Total				$17,961,604		$32,347,853		$26,911,070

According to the Company’s Article of Association, the rights, preferences, and privileges of the above preference shareholders are as follows:

Dividend:

i)       Series D-1: 10% of non-cumulative dividends should be declared by the Board of Directors at its discretion.

ii)      All Series except Series D-1: 8% of non-cumulative dividends should be declared by the Board of Directors at its discretion.

The ranking of claims are holders of the Series D-1, Series D-2, Series C-2, Series C-1, Series C, Series B-1, Series B, Series A preferred shares and ordinary shares of the Company.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

12.    Financial liabilities at fair value through profit or loss (cont.)

Conversion rights:

The contractual conversion price is the initial subscription price (i.e., the conversion ratio is 1:1). The conversion price of the ordinary share is subject to adjustments if the condition of the anti-dilution provision occurs subsequently. The conversion price will be adjusted based on the pricing model specified in the Articles of Association.

The shareholders of preferred shares may request the conversion to ordinary shares at any time. The remaining unconverted preferred shares will automatically be converted into ordinary shares of the Group if:

i)       The Series D-1 preferred shares exceeds 80%, and more than two-thirds of the shareholders of the other preferred stocks issued and outstanding by the Group converted into ordinary shares; or

ii)      The Group meets the conditions or qualifications for listing under the Articles of Association.

Liquidation preferences:

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or any deemed liquidation event, the assets of the Company or the consideration of the deemed liquidation event available for distribution to its shareholders, as the case may be, should be distributed among the shareholders.

The Series D-1 preferred shares shall be repaid first before any other class of shares at amount per share limited to the greater of 150.95% of the issuing price or at the conversion price if the shares have been converted into common shares.

If a merger or reorganization of the Company occurred (unless existing shareholders retain more than 50% of the total voting power), such events shall be deemed as Deemed Liquidation Event. unless:

i)       the holders of at least two-thirds of all outstanding preferred shares, and

ii)      the holders of at least eighty percent (80%) of the Series D-1 preferred shares then outstanding, each voting as a separate class on an as converted to ordinary shares basis, may elect not to apply the process of liquidation in the event of a Deemed Liquidation Event. Thus, if an uncertain event occurred in the future, the Company has a contractual obligation to deliver cash to convertible preference shareholders.

Voting rights:

Each preferred shareholder shall be entitled to one vote for each ordinary share then-issuable upon conversion of the preferred shares as of the record date for such vote or, if no record date is specified, as of the date of such vote.

Redemption rights (Series D-1 only):

Unless prohibited by Cayman law governing distributions to shareholders, the shareholders of Series D-1 preferred shares may make a written request to the Group for redemption within one month of the expiration date on June 24, 2023, at the higher amounts of 130% of the issue price; or fair market value.

Subscription right (Series D-1 only):

A stock warrant (“Series D-1 warrant”) was granted to Series D-1 preferred shareholders to purchase a total of additional 6,309,752 common shares at the subscription ratio of 1:1.5 at the initial subscription price. The Series D-1 warrant had an expiry date on June 24, 2022, and no additional common shares were subscribed before the warrant expired.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

13.    Financial liabilities at amortized cost

	December 31, 2022	December 31, 2023
Current:
Subsidiary’s preference shares liabilities	$1,953,761	$97,688
Non-controlling shareholders’ conversion right	—	673,722
	$1,953,761	$771,410

Non-current:
Subsidiary’s preference shares liabilities	$—	$1,856,073
Non-controlling shareholders’ conversion right	673,722	—
	$673,722	$1,856,073

a)      Amounts recognized in profit or loss in relation to financial liabilities at amortized cost are listed below:

	Year ended December 31, 2022	Year ended December 31, 2023
Finance costs	$(30,152)	$(27,543)

b)      On August 15, 2020, TNL TW, a subsidiary of the Company, issued Class A preferred shares to the National Development Fund of the Executive Yuan. The Class A preferred shares of TNL TW are assessed as liabilities in accordance with the rights of the shareholders, the conditions of issuance of Class A preferred shares are as follows:

i)       Shares issued: 500 thousand shares of TNL TW

ii)      Issue price: NT$60,000,000 (US$ 1,953,761)/NT$120 (US$3.907) per share

iii)    Expiration date Initially on August 11, 2022 (allowed to withdrawal in advance in certain circumstances), which is extended to August 13, 2023 by the National Development Fund of the Executive Yuan in a letter dated April 17, 2023. Upon expiration, the shares shall be retired in 20 equal quarterly installments in cash. (see note (viii)).

iv)     Dividend: 1.5% per year, cumulative, no participation in ordinary shares and other preferred shares in respect of distributions of earnings and capital surplus.

v)      Liquidation preference: The shareholders of the Class A preferred shares take precedence over the shareholders of the ordinary shares and other preferred shares in the order of distribution of residual property of TNL TW. However, it shall not exceed the total subscription amount plus the dividends not yet received during the issued period.

vi)     The Class A preferred shares does not have the right to vote and vote for the distribution of excess dividends, however, the shareholders of the Class A preferred shares may vote on matters related to their rights.

vii)    The Class A preferred shares has no right to be converted into the ordinary shares.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

13.    Financial liabilities at amortized cost (cont.)

viii)  Despite of the fact that the pandemic has slowed down domestically, TNL TW still need funds to rebuild the operating scale. In order to ease the financial pressure of the post-pandemic recovery, the National Development Fund of the Executive Yuan has agreed to adjust the method of retiring the preferred shares in a letter dated April 17, 2023 as follow:

1.      The issuance period of the preferred shares of this project may be extended for one year after the payment of historical dividends, and the dividend yield rate for the extended period would be calculated at the original agreed interest rate of 1.5% per year.

2.      Upon expiration of the preferred shares, the shares shall be retired in 20 equal quarterly installments and dividends shall be paid during the period or agree to be retired in advance.

c)      In accordance with the investment agreements by DaEX and each of certain DaEX’s non-controlling shareholders, and the joint venture agreement by TNL TW and AccuHit AI Technology Taiwan Co., Ltd (a DaEX’s non-controlling shareholders), each of certain DaEX non-controlling shareholders (the “DaEX Conversion Right Holders”) has the right to, before de-SPAC of the Company, convert their shares of DaEX into the shares of the Company. The value of the DaEX converted shares shall not be less than NT$20,690,000 (US$673,722), which was the initial investment amount of certain DaEX non-controlling shareholders, and the actual conversion price shall be agreed upon by the parties in writing. As DaEX’s fair value in proportion to the shareholding percentage has dropped below the initial investment amount of certain DaEX non-controlling shareholders as of December 31, 2022 and 2023, no valuation adjustments was recorded.

14.    Other payables

	December 31, 2022	December 31, 2023
Salaries and bonuses payable	$2,157,290	$2,248,023
Brand promotion/advertising fees payable	134,822	161,368
Labor and health insurance payable	114,405	303,092
Sales tax payable	66,720	603,336
Professional fee payable	208,384	2,746,599
Other expense payable	326,102	842,608
	$3,007,723	$6,905,026

Professional fee payable is for legal, accounting and consulting services related to the acquisition of MG and annual audit.

15.    Long-term borrowings

Type of borrowings	December 31, 2022	December 31, 2023
Bank loans
Secured loans	$4,119,760	$4,900,044
Unsecured loans	905,239	592,637
	5,024,999	5,492,681
Less: Current portion	(2,148,476)	(2,370,305)
	$2,876,523	$3,122,376

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

15.    Long-term borrowings (cont.)

a)      Refer to table below for details of long-term borrowing.

Lender A refers to First Commercial Bank;

Lender B refers to Taishin International Bank;

Lender C refers to Taiwan Business Bank;

Lender D refers to Chailease Holding Company Ltd.;

Lender E refers to Shanghai Commercial and Savings Bank Ltd,;

Lender F refers to Chang Hwa Commercial Bank, Ltd.;

Lender G refers to Sumitomo Mitsui Banking Corporation.

As of December 31, 2022
Lender	Facility period	Credit facility	Type	Outstanding amount	Undrawn amount	Interest rate	Guarantor	Collateral
A	2022.06.24 – 2025.06.24	$293,064	Secured	$245,564	—	2.355%	Tzu-Wei Chung	$—
A	2022.06.24 – 2025.06.24	65,125	Secured	54,571	—	2.355%	Tzu-Wei Chung	—
A	2022.06.24 – 2023.10.25	488,440	Secured	409,469	—	2.575%	Tzu-Wei Chung, Yen-Ting Chuang	—
A	2022.06.24 – 2023.10.25	65,125	Secured	54,571	—	2.355%	Tzu-Wei Chung	—
A	2022.09.29 – 2025.09.29	65,125	Secured	59,865	—	2.355%	Tzu-Wei Chung	—
A	2022.12.12 – 2025.12.12	162,814	Secured	162,814	—	2.450%	Tzu-Wei Chung	—
A	2022.06.24 – 2025.06.24	65,125	Secured	54,571	—	2.335%	Tzu-Wei Chung	—
B	2022.09.23 – 2024.09.23	488,440	Secured	427,385	—	2.510%	Tzu-Wei Chung	97,688
B	2021.06.30 – 2023.06.30	651,254	Secured	162,813	—	2.310%	Tzu-Wei Chung, Yen-Ting Chuang	—
C	2018.12.20 – 2023.12.20	97,688	Secured	25,796	—	2.625%	Tzu-Wei Chung	—
C	2020.08.24 – 2025.08.24	97,688	Secured	57,206	—	2.625%	Tzu-Wei Chung	—
C	2021.09.30 – 2026.09.30	162,813	Secured	153,333	—	3.625%	Tzu-Wei Chung	—
D	2022.08.31 – 2024.08.31	1,139,694	Unsecured	905,239	—	2.746%	Tzu-Wei Chung	—
E	2021.06.07 – 2026.06.07	976,880	Secured	726,011	—	3.125%	Tzu-Wei Chung	—
E	2021.10.20 – 2026.10.20	846,630	Secured	652,339	—	3.125%	Tzu-Wei Chung	—
E	2021.09.06 – 2024.09.06	130,251	Secured	75,979	—	3.375%	Tzu-Wei Chung	—
E	2022.01.05 – 2025.01.05	130,251	Secured	90,452	—	3.375%	Tzu-Wei Chung	—
E	2022.11.25 – 2028.01.25	1,302,507	Secured	461,330	837,382	3.125%	Tzu-Wei Chung	—
F	2021.06.28 – 2026.06.28	325,627	Secured	245,691	—	3.125%	Tzu-Wei Chung	—
				$5,024,999
As of December 31, 2023
Lender	Facility period	Credit facility	Type	Outstanding amount	Undrawn amount	Interest rate	Guarantor	Collateral
A	2022.12.12 – 2025.12.12	$162,813	Secured	$109,889	—	2.700%	Tzu-Wei Chung	$—
A	2022.06.24 – 2025.06.24	293,064	Secured	149,148	—	2.480%	Tzu-Wei Chung	—
A	2022.06.24 – 2025.06.24	65,125	Secured	33,144	—	2.480%	Tzu-Wei Chung	—
A	2023.12.28 – 2026.12.27	146,532	Secured	146,532	—	2.700%	Tzu-Wei Chung	14,653
A	2023.10.17 – 2026.10.16	195,376	Secured	184,932	—	2.700%	Tzu-Wei Chung	—
A	2023.10.17 – 2026.10.17	146,532	Secured	138,699	—	2.700%	Tzu-Wei Chung	—
A	2023.09.27 – 2026.09.26	195,376	Secured	179,692	—	2.700%	Tzu-Wei Chung	—
A	2022.09.29 – 2025.09.29	65,125	Secured	38,561	—	2.480%	Tzu-Wei Chung	—
A	2022.06.24 – 2025.06.24	65,125	Secured	33,144	—	2.480%	Tzu-Wei Chung	—
A	2023.12.28 – 2026.12.27	146,532	Secured	146,532	—	2.700%	Tzu-Wei Chung	14,653
B	2022.09.23 – 2024.09.23	488,440	Secured	183,165	—	2.510%	Tzu-Wei Chung	97,688

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

15.    Long-term borrowings (cont.)

As of December 31, 2023
Lender	Facility period	Credit facility	Type	Outstanding amount	Undrawn amount	Interest rate	Guarantor	Collateral
B	2023.07.27 – 2025.07.27	488,440	Secured	386,682	—	2.910%	Tzu-Wei Chung	146,532
C	2021.09.30 – 2026.09.30	162,813	Secured	114,694	—	3.750%	Tzu-Wei Chung	—
C	2020.08.24 – 2025.08.24	97,688	Secured	36,238	—	2.750%	Tzu-Wei Chung	—
C	2023.11.08 – 2028.11.08	325,627	Secured	192,510	132,107	2.095%	Tzu-Wei Chung	—
D	2022.08.31 – 2024.08.31	1,139,694	Unsecured	253,985	—	2.746%	Tzu-Wei Chung	—
D	2023.06.08 – 2025.06.08	455,878	Unsecured	338,652	—	3.500%	Tzu-Wei Chung	—
E	2021.06.07 – 2026.06.07	976,880	Secured	530,632	—	3.250%	Tzu-Wei Chung	—
E	2021.10.20 – 2026.10.20	846,630	Secured	483,013	—	3.000%	Tzu-Wei Chung	—
E	2021.09.06 – 2024.09.06	130,251	Secured	32,562	—	3.500%	Tzu-Wei Chung	—
E	2022.01.05 – 2025.01.05	130,251	Secured	47,034	—	3.500%	Tzu-Wei Chung	—
E	2023.07.26 – 2028.07.26	325,627	Secured	298,491	—	2.095%	Tzu-Wei Chung	—
E	2022.11.25 – 2027.11.25	1,302,507	Secured	1,059,319	—	3.250%	Tzu-Wei Chung	—
F	2021.06.28 – 2026.06.28	325,627	Secured	182,292	—	3.250%	Tzu-Wei Chung	—
G	2020.09.28 – 2030.09.27	282,905	Secured	193,139	—	1.000%	—	—
				$5,492,681

b)      Information about the items that are pledged to others as collaterals for long-term bank loans is provided in Note 35.

c)      Information relating to interest rate risk and liquidity risk are provided in Note 40 a).

16.    Pensions_ Defined Contribution Plans

Effective from July 1, 2005, the Company’s subsidiaries in Taiwan established a defined contribution pension plan (“New Plan”) under the Labor Pension Act, covering all regular employees with ROC nationality. Under the New Plan, the Company’s subsidiaries in Taiwan contributes monthly an amount based on 6% of the employees’ monthly salaries and wages to the employees’ individual pension accounts at the Bureau of Labor Insurance. The benefits accrued are paid monthly or in lump sum upon termination of employment. The pension costs under defined contribution pension plans of the Company’s subsidiaries in Taiwan for the years ended December 31, 2022 and 2023 were $332,403 and $378,041, respectively.

The Company’s subsidiaries in Japan and Hong Kong adopted a defined contribution pension plan in accordance with the local regulations, and contributions are based on a certain percentage of employees’ salaries and wages. Other than the yearly contribution, the subsidiary has no further obligations. The pension costs of the subsidiaries for Hong Kong for the year ended December 31, 2022, was $2,149. The pension costs of the subsidiaries for Japan and Hong Kong for the year ended December 31, 2023, were $546,680 and 1,794.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

17.    Share-based payment

a)      For the year ended December 31, 2022 and 2023, the Group’s share-based payment arrangements were as follows:

Type of arrangement	Grant date	Quantity granted	Contract period	Vesting conditions
Employee stock options	May 14, 2015	2,872,556	10 years	Note 1
Employee stock options	May 14, 2015	1,508,094	10 years	Note 1
Employee stock options	April 14, 2016	71,814	10 years	Note 2
Employee stock options	April 14, 2016	430,883	10 years	Note 3
Employee stock options	April 7, 2017	324,764	10 years	Note 1
Employee stock options	March 11, 2019	33,331	10 years	Note 1
Employee stock options	March 11, 2019	33,331	10 years	Note 1
Employee stock options	March 11, 2019	33,331	10 years	Note 1
Employee stock options	October 4, 2019	33,331	10 years	Note 1
Employee stock options	January 9, 2020	33,331	10 years	Note 1
Employee stock options	March 9, 2020	33,331	10 years	Note 1
Employee stock options	April 27, 2020	15,000	10 years	Note 1
Employee stock options	July 31, 2020	600,000	10 years	Note 1
Employee stock options	November 2, 2020	450,000	10 years	Note 1
Employee stock options	May 3, 2021	300,000	10 years	Note 1
Employee stock options	July 1, 2021	33,331	10 years	Note 1
Employee stock options	July 1, 2021	33,331	10 years	Note 1
Employee stock options	July 1, 2021	33,331	10 years	Note 1
Employee stock options	September 1, 2021	15,000	10 years	Note 3
Employee stock options	February 10, 2022	33,331	10 years	Note 1
Employee stock options	February 10, 2022	96,662	10 years	Note 1
Employee stock options	February 10, 2022	66,284	10 years	Note 1
Employee stock options	February 10, 2022	299,808	10 years	Note 4
Employee stock options	June 10, 2022	96,546	10 years	Note 3
Employee stock options	June 10, 2022	118,000	10 years	Note 3
Employee stock options	June 21, 2022	316,582	10 years	Note 4
Employee stock options	May 31, 2023	27,000	10 years	Note 1
Employee stock options	May 31, 2023	91,662	10 years	Note 1
Employee stock options	May 31, 2023	95,000	10 years	Note 1
Employee stock options	July 31, 2023	135,000	10 years	Note 1
Employee stock options	July 31, 2023	50,000	10 years	Note 1
Employee stock options	July 31, 2023	245,000	10 years	Note 1
Employee stock options	August 21,2023	100,000	10 years	Note 1

____________

Note 1:    Twenty-five percent of the shares subject to the option shall vest on the one-year anniversary of the vesting commencement date. For the remaining seventy five percent, one forty-eighth of the shares subject to the option shall vest each month thereafter on the same day of the month as the vesting commencement date, subject to participant continuing to be a service provider through each such date.

Note 2:    All of the shares subject to the option shall vest on the one-year anniversary of the vesting commencement date, subject to participant continuing to be a service provider through each such date.

Note 3:    One-third of the shares subject to the option shall vest on the one-year anniversary of the vesting commencement date, and one-third of the shares subject to the option shall vest each year thereafter on the anniversary of the vesting commencement date, subject to participant continuing to be a service provider through each such date.

Note 4:    All shares subject to the option shall vest immediately.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

17.    Share-based payment (cont.)

The share-based payment arrangements above are settled by equity.

b)      Details of the share-based payment arrangements are as follows:

Stock options	2022
	No. of options	Weighted-average exercise price
Options outstanding at beginning of the period	5,298,335	0.239484
Options granted	1,027,213	0.527082
Options outstanding at the end of the period	6,325,548	0.286188
Options exercisable at the end of the period	5,522,283
Stock options	2023
	No. of options	Weighted-average exercise price
Options outstanding at beginning of the period	6,325,548	0.286188
Options granted	743,662	0.961903
Options exercised	(531,128)	0.305167
Options forfeited	(15,000)	0.784500
Options outstanding at the end of the period	6,523,082	0.360531
Options exercisable at the end of the period	5,637,908

c)      The expiry date and exercise price of stock options outstanding at balance sheet date are as follows:

		2022		2023
Grant date	Expiration Date	Quantity	Exercise price	Quantity	Exercise price
May 14, 2015	May 13, 2025	2,872,556	0.019773	2,872,556	0.019773
May 14, 2015	May 13, 2025	430,884	0.019773	430,884	0.019773
April 14, 2016	April 13, 2026	71,814	0.019773	71,814	0.019773
April 7, 2017	April 6, 2027	324,764	0.315874	324,764	0.315874
March 11, 2019	March 10, 2029	33,331	0.489407	33,331	0.489407
March 11, 2019	March 10, 2029	33,331	0.489407	33,331	0.489407
October 4, 2019	October 3, 2029	33,331	0.624234	33,331	0.624234
January 9, 2020	January 8, 2030	33,331	0.489407	33,331	0.489407
July 31, 2020	July 30, 2030	600,000	0.742800	600,000	0.742800
November 2, 2020	November 1, 2030	450,000	0.624234	450,000	0.624234
May 3, 2021	May 2, 2031	300,000	0.742800	300,000	0.742800
July 1, 2021	June 30, 2031	33,331	0.784500	33,331	0.784500
July 1, 2021	June 30, 2031	33,331	0.784500	33,331	0.784500
July 1, 2021	June 30, 2031	33,331	0.489407	33,331	0.489407
September 1, 2021	August 31, 2031	15,000	0.784500	—	—
February 10, 2022	February 9, 2032	33,331	0.489407	33,331	0.489407
February 10, 2022	February 9, 2032	96,662	0.784500	96,662	0.784500
February 10, 2022	February 9, 2032	66,284	0.784500	66,284	0.784500
February 10, 2022	February 9, 2032	299,808	0.784500	299,808	0.784500
June 10, 2022	June 9, 2032	96,546	0.489407	—	—
June 10, 2022	June 9, 2032	118,000	0.125700	—	—
June 21, 2022	June 20, 2032	316,582	0.315874	—	—

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

17.    Share-based payment (cont.)

		2022		2023
Grant date	Expiration Date	Quantity	Exercise price	Quantity	Exercise price
May 31, 2023	May 30, 2033			27,000	0.742800
May 31, 2023	May 30, 2033			91,662	0.784500
May 31, 2023	May 30, 2033			95,000	0.784500
July 31, 2023	July 30, 2033			135,000	0.997300
July 31, 2023	July 30, 2033			50,000	0.997300
July 31, 2023	July 30, 2033			245,000	0.997300
August 21, 2023	August 20, 2033			100,000	1.200000

d)      The fair value of stock options granted on grant date is measured using the binomial model. Relevant information is as follow:

Type of Arrangement	Grant date	Stock price	Exercise price	Expected price volatility	Expect option life	Expected dividend	Risk-free interest rate	Fair value per unit
Employee stock options	May 14, 2015	0.044072	0.019773	40%	9.38	—	2.231%	0.024321~0.027843
Employee stock options	May 14, 2015	0.044072	0.019773	40%	7.80	—	2.231%	0.026463~0.029335
Employee stock options	April 14, 2016	0.047936	0.019773	44%	10.00	—	1.793%	0.028181
Employee stock options	April 14, 2016	0.047936	0.019773	44%	8.79	—	1.793%	0.028907~0.031912
Employee stock options	April 7, 2017	0.030749	0.315874	42%	7.84	—	2.383%	0.001962~0.002115
Employee stock options	March 11, 2019	0.168912	0.489407	39%	8.26	—	2.640%	0.034102~0.036723
Employee stock options	March 11, 2019	0.168912	0.489407	39%	8.93	—	2.640%	0.034102~0.036588
Employee stock options	March 11, 2019	0.168912	0.489407	39%	8.12	—	2.640%	0.034694~0.037433
Employee stock options	October 4, 2019	0.225590	0.624234	39%	8.82	—	1.530%	0.043204~0.046574
Employee stock options	January 9, 2020	0.269944	0.489407	40%	7.28	—	1.856%	0.076964~0.083400
Employee stock options	March 9, 2020	0.263308	0.624234	40%	7.75	—	0.543%	0.058246~0.063081
Employee stock options	April 27, 2020	0.262649	0.624234	45%	7.84	—	0.661%	0.069520~0.076383
Employee stock options	July 31, 2020	0.170858	0.742800	47%	7.84	—	0.529%	0.031166~0.033836
Employee stock options	November 2, 2020	0.170151	0.624234	49%	7.84	—	0.845%	0.039559~0.043161
Employee stock options	May 3, 2021	0.408217	0.742800	52%	7.88	—	1.600%	0.152527~0.173071
Employee stock options	July 1, 2021	0.408281	0.784500	53%	8.84	—	1.459%	0.144797~0.162561
Employee stock options	July 1, 2021	0.408281	0.784500	53%	7.84	—	1.459%	0.148691~0.170598
Employee stock options	July 1, 2021	0.408281	0.489407	53%	8.84	—	1.459%	0.172465~0.199497
Employee stock options	September 1, 2021	0.407608	0.784500	53%	9.00	—	1.295%	0.143720~0.153251
Employee stock options	February 10, 2022	0.411875	0.489407	53%	9.48	—	2.032%	0.176189~0.192541
Employee stock options	February 10, 2022	0.411875	0.784500	53%	8.84	—	2.032%	0.148457~0.167435
Employee stock options	February 10, 2022	0.411875	0.784500	53%	8.20	—	2.032%	0.151112~0.172537
Employee stock options	February 10, 2022	0.411875	0.784500	53%	9.40	—	2.032%	0.150891
Employee stock options	June 10, 2022	0.481541	0.489407	56%	10.00	—	3.158%	0.216576
Employee stock options	June 10, 2022	0.481541	0.125700	56%	10.00	—	3.158%	0.356039
Employee stock options	June 21, 2022	0.482136	0.315874	56%	10.00	—	3.278%	0.250119
Employee stock options	May 31, 2023	0.769100	0.742800	57%	9.06	—	3.646%	0.367543~0.433078
Employee stock options	May 31, 2023	0.769100	0.784500	57%	8.85	—	3.646%	0.349450~0.426505
Employee stock options	May 31, 2023	0.769100	0.784500	57%	7.85	—	3.646%	0.367891~0.451201
Employee stock options	July 31, 2023	0.767300	0.997300	57%	8.85	—	3.962%	0.331284~0.394347
Employee stock options	July 31, 2023	0.767300	0.997300	57%	7.85	—	3.962%	0.344164~0.418457
Employee stock options	July 31, 2023	0.767300	0.997300	57%	9.48	—	3.962%	0.331337~0.368537
Employee stock options	August 21, 2023	0.767200	1.200000	57%	7.84	—	4.341%	0.315225~0.389374

____________

Note:       The volatility factor estimated was based on the historical share price movement of the comparable companies for the period of time close to the expected time to exercise.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

17.    Share-based payment (cont.)

e)      Expenses incurred on share-based payment transactions are shown below:

	Year ended December 31,
	2022	2023
Equity-settled	$237,301	$118,800

18.    Capital stock

As of December 31, 2023, the Company’s authorized capital was $50,000, and the issued and outstanding capital was $21,882, consisting of 218,817 thousand shares of ordinary shares with a par value of $ 0.0001 per share. All proceeds from shares issued have been collected.

Movements in the number of the Company’s ordinary shares outstanding are as follows (Unit: thousand shares):

	Note	2022	2023
At January 1		83,292	83,292
Issuance of ordinary shares	A	—	651
Share-based payments	Note 17	—	531
Preferred shares conversion	B	—	35,747
Acquisition of subsidiaries	C	—	91,077
Changes in non-controlling interests	D	—	7,519
At December 31		83,292	218,817

____________

Note:

A.      In 2022, the Company raise additional capital through private placement by issuing 300,626 shares at a subscription price of $0.997299 per share for a total of $299,814, the alteration registration was completed on May 21, 2023.

In 2023, the Company raise additional capital through private placement by issuing 221,732 shares at a subscription price of $0.997305 per share and 128,263 shares at subscription price of $0.624256 per share for a total of $221,134 and $80,069, respectively, and the alteration registration was completed on May 21, and June 2, 2023, respectively.

B.       On May 22, 2023, all series of preferred shares had been converted to ordinary shares at a 1:1 conversion ratio totaled $26,911,070. Please refer to Note 12 d) for details.

C.      The Company issued shares as equity consideration to acquire SC and MG. Please refer to Note 12 c) and 31 for details.

D.       The Company issued shares to acquire interests of subsidiaries from non-controlling interests, please refer to Note 30 for details.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

19.    Capital surplus

Except as required by the Company’s Articles of Association or Cayman’s law, capital surplus shall not be used for any other purpose but covering accumulated deficit. Capital surplus should not be used to cover accumulated deficit unless the legal reserve is insufficient.

	2022
	Share premium	Employee stock options	Employee stock options- expired	Changes in ownership interest in subsidiaries	Total
January 1	$5,998,682	$109,305	$6,997	$47,173	$6,162,157
From share of changes in equities of subsidiaries	—	—	—	88,455	88,455
Share-based payments	—	237,301	—	—	237,301
December 31	$5,998,682	$346,606	$6,997	$135,628	$6,487,913
	2023
	Share premium	Employee stock options	Employee stock options- expired	Changes in ownership interest in subsidiaries	Total
January 1	$5,998,682	$346,606	$6,997	$135,628	$6,487,913
Issuance of ordinary shares	600,952	—	—	—	600,952
Preferred shares conversion	26,907,495	—	—	—	26,907,495
Acquisition of subsidiaries	70,619,903	—	—	—	70,619,903
Changes in non-controlling interests	—	—	—	708,719	708,719
Share-based payments	162,029	118,800	—	—	280,829
Employee stock options exercised	62,923	(62,923)	—	—	—
Employee stock options forfeited	—	(1,482)	1,482	—	—
December 31	$104,351,984	$401,001	$8,479	$844,347	$105,605,811

20.    Retained earnings

a)      Subject to the Statute and provisions of the Company’s Articles of Incorporation, the Directors may from time to time declare dividends (including interim dividends) and distributions on shares of the Company outstanding and authorize payment of the same out of the funds of the Company lawfully available therefor.

b)      The Group was in a net loss position for the years ended December 31, 2022 and 2023, and no earnings distribution was resolved by the Board of Directors.

21.    Revenue

	Year ended December 31,
	2022	2023
Revenue from contracts with customers	$20,009,994	$35,838,780

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

21.    Revenue (cont.)

a)      Disaggregation of revenue from contracts with customers

The Group derives revenue from the transfer of goods and services over time and at a point in time in the following revenue sources:

2022	Digital studio	Media and branded content	Technology	Total
Revenue from external customer contracts:
TNL Group
Timing of revenue recognition
At a point in time	$—	$403,977	$—	$403,977
Over time	9,284,911	2,854,724	7,466,382	19,606,017
	$9,284,911	$3,258,701	$7,466,382	$20,009,994
2023	Digital studio	Media and branded content	Technology	Total
Revenue from external customer contracts:
TNL Group
Timing of revenue recognition
At a point in time	$—	$636,262	$—	$636,262
Over time	9,535,853	2,705,481	7,830,627	20,071,961
MG Group
Timing of revenue recognition
At a point in time	—	6,015,726	2,782,809	8,798,535
Over time	5,910,518	421,504	—	6,332,022
	$15,446,371	$9,778,973	$10,613,436	$35,838,780

____________

Note:       the segment information please refer to Note 41 for details.

b)      Contract assets and liabilities

The Group has recognized the following contract assets and liabilities in relation to revenue from contracts with customers:

	January 1, 2022	December 31, 2022	December 31, 2023
Contract assets:
Service contracts	$3,354,737	$3,093,020	$3,153,022
Contract liabilities
Advance sales receipts	$426,295	$680,723	$988,753

The information relating to loss allowance for contract assets is provided in Note 40 a).

c)      Significant changes in contract assets

The increase in contract assets during the year ended December 31, 2022 was attributed to progress of projects towards contract activities and is ahead of the agreed payment schedule.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

21.    Revenue (cont.)

d)      Revenue recognized that was included in the contract liability balance at the beginning of the period:

	Year ended December 31, 2022	Year ended December 31, 2023
Revenue recognized that was included in the contract liabilities balance at the beginning of the period
Advance sales receipts	$462,295	$680,723

e)      All of the service contracts are for periods of one year or less. As permitted under IFRS 15, “Revenue from Contracts with Customers”, the transaction price allocated to these unsatisfied contracts is not disclosed.

22.    Interest income

	Year ended December 31,
	2022	2023
Bank deposits	$9,642	$16,604
Financial assets at amortized cost	755	1,960
Other interest income	597	776
	$10,994	$19,340

23.    Other income

	Year ended December 31,
	2022	2023
Grant income	$56,842	$26,600
Sales tax refund	10,766	61,359
Gain on reversal of asset retirement obligations	—	215,637
Other income	7,968	105,959
	$75,576	$409,555

24.    Other gains and losses

	Year ended December 31,
	2022	2023
Gain (loss) on disposal of property, plant and equipment, net	$10	$3,732
Gain (loss) on financial liabilities at fair value through profit or loss	(8,054,506)	5,480,914
Foreign exchange losses, net	(119,293)	(5,877)
Impairment loss on intangible assets	—	(298,424)
Others	(1,013)	(19,966)
	$(8,174,802)	$5,160,379

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

25.    Finance costs

	Year ended December 31,
	2022	2023
Interest expense
Bank loans	$93,915	$195,235
Other loans	—	28,439
Preferred shares liabilities (recognized as “Financial liabilities at amortized cost”)	30,152	27,543
Lease liabilities	12,586	42,419
Other	376	5,322
	$137,029	$298,958

26.    Expenses by nature

	Year ended December 31,
	2022	2023
Employee benefit expenses	$9,736,015	$17,638,494
Media cost in cost of revenue	6,900,142	8,120,698
Depreciation expenses on property, plant and equipment	39,078	159,993
Depreciation expenses on right-of-use assets	394,184	865,790
Amortization expenses	1,058,392	1,809,774
Professional fees	2,407,919	7,309,660

27.    Employee benefit expenses

	Year ended December 31,
	2022	2023
Salaries	$8,241,179	$14,736,022
Directors’ remuneration	—	442,555
Labor and health insurance	659,463	1,027,287
Pension	334,552	926,515
Others	500,821	506,115
	$9,736,015	$17,638,494

28.    Income tax expense

a)      Income tax expense

(a)     Components of income tax expense:

	Year ended December 31,
	2022	2023
Current income tax:
Current income tax on profits for the period	$11,110	$4,457
Total current income tax	11,110	4,457
Deferred income tax:
Relating to origination and reversal of temporary differences	(258,287)	(595,539)
Income tax benefit	$(247,177)	$(591,082)

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

28.    Income tax expense (cont.)

b)      Reconciliation of income tax expense and the accounting profit:

	Year ended December 31,
	2022	2023
Tax calculated based on profit before tax and statutory tax rate	$(655,823)	$(1,108,602)
Expenses disallowed by tax regulation	67,065	78,538
Tax exempt income by tax regulation	(5,823)	(8,826)
Taxable loss not recognized as deferred tax assets	369,439	447,808
Use of loss carryforward not recognized deferred tax assets from prior years	(22,035)	—
Income tax benefit	$(247,177)	$(591,082)

____________

Note:       The basis for computing the applicable tax rate are the rates applicable in the respective countries where the Group entities operate (Taiwan: 20%, Japan: 34.59%, Hong Kong: 16.5%, Cayman: 0%).

c)      The amounts of deferred tax assets or liabilities resulting from temporary differences and investment tax credits are as follows:

	2022
	January 1	Recognized in profit or loss	Business combination	Exchange Differences	December 31
Deferred tax assets
Allowance for doubtful debts	$1,840	$16,118	$—	$(634)	$17,324
Unrealized exchange losses	—	33,234	—	(931)	32,303
Accrued paid absences	10,519	1,211	—	(1,072)	10,658
Total	$12,359	$50,563	$—	$(2,637)	$60,285
Deferred tax liabilities
Intangible assets	$(807,893)	$195,457	$(292,713)	$63,753	$(841,396)
Unrealized exchange gain	(25,552)	12,267	—	2,177	(11,108)
Total	$(833,445)	$207,724	$(292,713)	$65,930	$(852,504)
Information presented on statements of financial position:
Deferred tax assets	$12,359				$60,285
Deferred tax liabilities	$(833,445)				$(852,504)

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

28.    Income tax expense (cont.)

	2023
	January 1	Recognized in profit or loss	Business combination	Exchange Differences	December 31
Deferred tax assets
Allowance for doubtful debts	$17,324	$(162)	$979	$(13)	$18,128
Unrealized exchange losses	32,303	(30,475)	—	(468)	1,360
Other long-term employee benefits	—	17,679	109,512	(1,683)	125,508
Accrued paid absences	10,658	12,947	106,839	(1,462)	128,982
Share based payment	—	50,506	—	773	51,279
Loss carried forward	—	122,398	163,087	(3,103)	282,382
Deferred gain of government subsidy	—	(1,100)	8,529	(115)	7,314
Lease liabilities	—	19,012	3,479	(168)	22,323
Unrealized gain in intercompany transactions by consolidation	—	(1,110)	11,033	(151)	9,772
Total	$60,285	$189,695	$403,458	$(6,390)	$647,048

Deferred tax liabilities
Intangible assets	$(841,396)	$403,015	$(10,464,889)	$3,481	$(10,899,789)
Unrealized exchange gain	(11,108)	9,981	—	154	(973)
Property, plant and equipment	—	3,227	(19,354)	258	(15,869)
Financial assets at fair value through other comprehensive income	—	—	(14,299)	205	(14,094)
Other non-current assets	—	(38)	(1,832)	27	(1,843)
Right-of-use assets	—	(10,341)	—	65	(10,276)
Total	$(852,504)	$405,844	$(10,500,374)	$4,190	$(10,942,844)
Information presented on statements of financial position:
Deferred tax assets	$60,285				$647,048
Deferred tax liabilities	$(852,504)				$(10,942,844)

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

28.    Income tax expense (cont.)

d)      Expiration dates of unused taxable losses and amounts of unrecognized deferred income tax assets are as follows:

December 31, 2022
Year incurred	Amount filed/ assessed	Unused amount	Unrecognized deferred tax assets	Expiry year
2013	$58,807	$58,807	$58,807	2023
2014	395,842	395,842	395,842	2024
2015	772,710	772,710	772,710	2025
2016	703,436	702,166	702,166	2026
2017	1,435,815	1,270,740	1,270,740	2027
2018	1,038,026	973,963	973,963	2028
2019	1,020,392	938,628	938,628	2029
2020	1,397,935	1,397,935	1,397,935	2030
2021	1,444,725	1,213,442	1,213,442	2031
2022	3,386,984	1,713,738	1,713,738	2032
	$11,654,672	$9,437,971	$9,437,971
December 31, 2023
Year incurred	Amount filed/ assessed	Unused amount	Unrecognized deferred tax assets	Expiry year
2014	$395,842	$395,842	$395,842	2024
2015	772,710	772,710	772,710	2025
2016	702,197	702,197	702,197	2026
2017	1,270,776	1,270,776	1,270,776	2027
2018	2,343,360	1,217,336	973,999	2028
2019	1,640,432	1,541,734	1,322,884	2029
2020	1,743,853	1,743,853	1,743,853	2030
2021	3,115,008	2,343,174	2,343,174	2031
2022	3,473,641	1,692,838	1,692,838	2032
2023	7,113,019	5,796,947	5,445,297	2033
	$22,570,838	$17,477,407	$16,663,570

e)      The amounts of deductible temporary difference that are not recognized as deferred tax assets are as follows:

	December 31, 2022	December 31, 2023
Deductible temporary differences	$9,437,971	$20,521,572

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

29.    Losses per share

	Year ended December 31, 2022
	Amount after income tax	Weighted average number of ordinary shares outstanding	Losses per share
Basic losses per share
Loss attributable to equity holders of the Company	$(11,014,131)	83,291,679	$(0.13)
Diluted earnings per share
Loss attributable to ordinary shareholders of the Company plus assumed conversion of all dilutive potential ordinary shares	$(11,014,131)	83,291,679	$(0.13)

____________

Note:       For the year ended December 31, 2022, there was 39,786,543 potential shares derived from employee stock options (3,702,489 shares), convertible preferred shares (35,747,489 shares) and contingent consideration (336,565 shares) outstanding to be issued, which were not included in the calculation of diluted earnings per shares as their inclusion would have been anti-dilutive.

	Year ended December 31, 2023
	Amount after income tax	Weighted average number of ordinary shares outstanding	Losses per share
Basic losses per share
Loss attributable to equity holders of the Company	$(804,977)	166,472,761	$(0.01)
Diluted earnings per share
Loss attributable to ordinary shareholders of the Company plus assumed conversion of all dilutive potential ordinary shares	$(804,977)	166,472,761	$(0.01)

____________

Note:       For the year ended December 31, 2023, there was 17,496,302 potential shares derived from employee stock options (3,589,056 shares), and convertible preferred shares (13,907,246 shares) outstanding to be issued, which were not included in the calculation of diluted earnings per shares as their inclusion would have been anti-dilutive.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

30.    Transactions with non-controlling interest

a)      The Group did not participate in the capital increase raised by a subsidiary proportionally to its interest to the subsidiary.

Subsidiary TNL JP of the Group increased its capital by issuing new shares on December 28, 2022. The Group did not acquire shares proportionally to its interest. As a result, the Group decreased its share interest by 3.28%. The transaction increased non-controlling interest by $27,400 and increased the equity attributable to owners of parent by $78,488. The effect of changes in interests in TNL JP on the equity attributable to owners of the parent for the year ended December 31, 2022 is shown below:

Year ended December 31, 2022
Cash	$105,888
Increase in carrying amount of non-controlling interest	27,400
Capital surplus
– Recognition of changes in ownership interest in subsidiaries	$78,488

b)      Acquisition of additional equity interest in a subsidiary:

i)       On March 1, 2023, the Group acquired the remaining 49.44% of shares of its subsidiary — POLYDICE for a total cash and equity consideration of $218,617 and $1,503,978 (2,153 thousand of shares), respectively. The carrying amount of non-controlling interest in POLYDICE was $627,330 at the acquisition date. This transaction resulted in a decrease in the non-controlling interest by $627,330 and an increase in the equity attributable to owners of the parent by $408,713. The effect of changes in interests in POLYDICE on the equity attributable to owners of the parent for the year ended December 31, 2023 is shown below:

Year ended December 31, 2023
Carrying amount of non-controlling interest acquired	$598,647
Consideration paid to non-controlling interest	1,722,595
Other equity (such as translation differences)	28,683
Capital surplus
– From difference between consideration paid and the carrying amount of subsidiaries’ net assets.	$1,095,265

ii)      On June 1, 2023, the Group acquired the remaining 49% of shares of its subsidiary — AD2 for a total cash and equity consideration of $79,701 and $4,125,206 (5,366 thousand of shares), respectively. The carrying amount of non-controlling interest in AD2 was $380,459 at the acquisition date. This transaction resulted in a decrease in the non-controlling interest by $380,459 and an increase in the equity attributable to owners of the parent by $300,758. The effect of changes in interests in AD2 on the equity attributable to owners of the parent for the year ended December 31, 2023 is shown below:

Year ended December 31, 2023
Carrying amount of non-controlling interest acquired	$400,717
Consideration paid to non-controlling interest	4,204,907
Other equity (such as translation differences)	(20,258)
Capital surplus
– From difference between consideration paid and the carrying amount of subsidiaries’ net assets.	$3,824,448

iii)    For other changes in non-controlling interest in 2022 and 2023, please refer to Note 4 c) (b) note 4 and note 7 for further information.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

31.    Business combinations

Acquisition of POLYDICE:

a)      The Group acquired control of POLYDICE on October 1, 2022 through the acquisition of a 50.56% shares in POLYOICE, which provides e-commerce and digital advertising including online social marketing. The total consideration transferred for the acquisition of POLYDICE by the Group is as follows:

October 1, 2022
Purchase consideration
Cash paid	$2,482,575
Contingent consideration (Cash consideration)	472,000
$2,954,575

b)      The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the acquisition date:

October 1, 2022
Cash and cash equivalents	$841,060
Accounts receivables	631,720
Inventories	1,261
Prepayments	68,856
Other current assets	1,345
Property, plant and equipment	12,278
Refundable deposits	11,273
Intangibles assets-Trademark	572,159
Other intangible assets	895,964
Accounts payable	(904,380)
Current contract liabilities	(129,729)
Other Payable	(265,028)
Other current liabilities	(18,232)
Long-term borrowings	(91,255)
Deferred tax liabilities	(292,713)
Fair value of identifiable net assets	$1,334,579

c)      Additional consideration that may be paid if the subsidiary achieves the following performance from 2022 to 2024:

i)       In the event that the Net Profit for the fiscal year 2022 have reached the “Aggressive” level as set forth in the Forecast, then the total contingent consideration would equal to USD$400,000 paid in cash.

ii)      In the event that the Net Profit for the fiscal year 2023 have reached the “Achievable” level but not the “Aggressive” level as set forth in the Forecast, then the total contingent consideration would equal to USD$200,000 paid in cash.

iii)    In the event that the Net Profit for the fiscal year 2023 have reached the “Aggressive” level as set forth in the Forecast, then the total contingent consideration would equal to USD$300,000 paid in cash.

iv)     In the event that the Net Profit for the fiscal year 2024 have reached the “Achievable” level but not the “Aggressive” level as set forth in the Forecast, then the total contingent consideration would equal to USD$200,000 paid in cash.

v)      In the event that the Net Profit for the fiscal year 2024 have reached the “Aggressive” level as set forth in the Forecast, then the total contingent consideration would equal to USD$300,000 paid in cash.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

31.    Business combinations (cont.)

The fair value of contingent consideration was calculated based on the present value of expected value derived from multiplying each of the possible outcomes by the probability of each outcome, them summing all those values and applying the POLYDICE cost of equity as of the dates. The cost of equity as of October 1, 2022, December 31, 2022 and December 31, 2023, was estimated to be 11.6%,11.9% and 12.0%, respectively.

The outstanding contingent consideration recognized in financial liabilities at fair value through profit or loss on December 31, 2022 and 2023, are as follows:

	December 31, 2022	December 31, 2023
Contingent consideration	$505,471	$60,664

For the year ended December 31, 2022, the contingent consideration has been paid, as the actual performance reached “Aggressive” level. For the year ended December 31, 2023, the contingent consideration has been derecognized, as the actual performance did not reach “Achievable” level. Please refer to Note 12 c) for the initial recognition and subsequent evaluation of the contingent consideration.

d)      The fair value of acquired trade receivables is 631,720. The gross contractual amount for trade receivables due is 664,171, with a loss allowance of 32,451 recognized on acquisition.

e)      The group recognizes non-controlling interests in an acquired entity either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. This decision is made on an acquisition-by-acquisition basis. For the non-controlling interests in POLYDICE, the group elected to recognize the non-controlling interests at its proportionate share of the acquired net identifiable assets. See Note 4 x) for the group’s accounting policies for business combinations.

f)      The goodwill recognized by the Group as a result of the acquisition is as follows:

October 1, 2022
Purchase Consideration	$2,954,575
Add: Non-controlling interests (measured by the proportional share of non-controlling interests in identifiable net assets)	659,816
Less: Fair value of identifiable net assets	(1,334,579)
Goodwill	$2,279,812

The goodwill is attributable to the workforce and the profitability of the acquired business. It will not be deductible for tax purposes.

g)      Purchase consideration — cash outflow

December 31, 2023
Outflow of cash to acquire subsidiary, net of cash acquired
Cash consideration	$2,482,575
Less: Balances acquired
Cash	(841,060)
Net outflow of cash – investing activities	1,641,515

h)      The operating revenue included in the consolidated statement of comprehensive income for three months ended December 31, 2022 contributed by POLYDICE was $780,446. POLYDICE also contributed profit before income tax of $20,835 over the same period. Had POLYDICE been consolidated from January 1, 2022, the consolidated statement of comprehensive income would show operating revenue of $22,217,645 and loss before income tax of ($11,373,354).

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

31.    Business combinations (cont.)

Acquisition of MG:

a)      The Group acquired control of MG on May 25, 2023 through the acquisition of a 100% shares in MG, which provides e-commerce and digital advertising services including consultation and online social marketing. The total consideration transferred for the acquisition of MG by the Group is as follows:

May 25, 2023
Purchase consideration
Equity instruments (90,740,305 ordinary shares of the Company)	$70,629,011

b)      The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the acquisition date:

May 25, 2023
Cash and cash equivalents	$1,903,424
Accounts receivables and notes receivables	2,633,089
Other receivables	130,238
Inventories	130,150
Prepayments	373,905
Property, plant and equipment, net	525,791
Right-of-use assets	6,371,979
Intangible assets	30,960,827
Non-current financial assets at fair value through profit or loss	40,654
Non-current financial assets at fair value through other comprehensive income	118,400
Deferred tax assets	403,458
Other non-current assets	729,435
Short-term borrowings	(3,239,093)
Contract liabilities	(367,500)
Accounts payable	(915,805)
Income tax payable	(10,207)
Other payables	(697,286)
Other current liabilities	(742,761)
Bonds payable	(469,476)
Long-term borrowings	(210,333)
Lease liabilities	(6,098,825)
Deferred tax liabilities	(10,500,374)
Provision	(667,522)
Other non-current liabilities	(842,610)
Fair value of identifiable net assets	$19,559,558

c)      The fair value of the Company’s 90,740,305 shares was derived from the Discounted Cash Flow method supplemented with three conventional approaches used to estimate its fair value: (i) Income approach; (ii) Cost approach; and (iii) Market approach. The main assumptions are the probability of occurrence of earnings before interest and tax, depreciation and amortization under various scenarios to estimate the price to be paid, and the discounted present value estimated by the risk-adjusted discount rate.

d)      The fair value of acquired trade receivables is 2,633,089. The gross contractual amount for trade receivables due is 2,637,301, with a loss allowance of 4,212 recognized on acquisition.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

31.    Business combinations (cont.)

e)      The goodwill recognized by the Group as a result of the acquisition is as follows:

May 25, 2023
Transfer Considerations	$70,629,011
Less: Fair value of identifiable net assets	(19,559,558)
Goodwill	$51,069,453

The goodwill is attributable to the workforce and potential synergy of the acquired business. It will not be deductible for tax purposes.

f)      The operating revenue included in the consolidated statement of comprehensive income Since May 25, 2023 contributed by MG was $15,130,557. MG also contributed profit before income tax of $94,864 over the same period. Had MG been consolidated from January 1, 2023, the consolidated statement of comprehensive income would show operating revenue of $45,206,882 and loss before income tax of ($3,400,794).

32.    Supplementary cash flow information

Partial cash paid for investing activities

Property, plant and equipment

	Year ended December 31,
	2022	2023
Purchase of property, plant and equipment	$52,481	$100,097
Less: Ending balance of payable to equipment suppliers	—	(12,918)
Cash paid during the year	$52,481	$87,179
Intangible asset
	Year ended December 31,
	2022	2023
Purchase of intangible asset	$44,648	$93,347
Add: Beginning balance of payable to equipment suppliers	289,017	81,149
Less: Ending balance of payable to equipment suppliers	(81,149)	(1,758)
Exchange difference	(23,342)	(1,197)
Cash paid during the year	$229,174	$171,541

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

33.    Changes in liabilities from financing activities

Note: presented in cashflows from operating activities.

	2022
	Short-term borrowings	Financial liabilities at fair value through profit or loss	Long-term borrowings (including current portion)	Lease liabilities	Total liabilities from financing activities
January 1	$1,083,815	$22,454,885	$3,031,264	$819,098	$27,389,062
Changes in cash flow from financing activities	—	2,199,999	2,261,704	(373,901)	4,087,802
Interest paid (Note 1)	—	—	—	(12,586)	(12,586)
Payment of contingent consideration (Note 2)	—	(300,000)	—	—	(300,000)
Loss on valuation of financial liabilities at fair value through profit or loss	—	8,054,506	—	—	8,054,506
Acquisition through business combinations	—	—	91,255	—	91,255
Changes in other non-cash items	—	472,000	—	357,716	829,716
Effects of foreign currency exchange	(106,935)	(28,066)	(359,224)	(80,010)	(574,235)
December 31	$976,880	$32,853,324	$5,024,999	$710,317	$39,565,520
	2023
	Short-term borrowings	Financial liabilities at fair value through profit or loss	Long-term borrowings (including current portion)	Guarantee deposits	Lease liabilities	Total liabilities from financing activities
January 1	$976,880	$32,853,324	$5,024,999	$—	$710,317	$39,565,520
Changes in cash flow from financing activities	1,076,897	—	256,143	27,171	(782,117)	578,094
Interest paid (Note1)	—	—	—	—	(42,419)	(42,419)
Payment of contingent consideration (Note 2)	—	(400,000)	—	—	—	(400,000)
Gain on valuation of financial liabilities at fair value through profit or loss	—	(5,480,914)	—	—	—	(5,480,914)
Preferred shares conversion	—	(26,911,070)	—	—	—	(26,911,070)
Acquisition through business combinations	3,239,093	—	210,333	105,957	6,098,825	9,654,208
Changes in other non-cash items	—	—	—	—	66,641	66,641
Effects of foreign currency exchange	(42,637)	(676)	1,206	(1,521)	(90,458)	(134,086)
December 31	$5,250,233	$60,664	$5,492,681	$131,607	$5,960,789	$16,895,974

____________

Note 1:    presented in cashflows from operating activities.

Note 2:    presented in cashflows from investing activities.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

34.    Related party transactions

a)      Names of related parties and relationship

Name	Relationship
Ad Hu Tung Co., Ltd. (“Ad Hu”)	Other related parties
AccuHit AI Technology Taiwan Co., Ltd. (“AccuHit”)	Other related parties
Yen-Ting Chuang (Note)	General manager of SC
Yasuyoshi Yanagisawa	Director of MG
Yi Chuan	Director of the Company
Tzu-Wei Chung	Chairman of the Company

____________

Note:       Yen-Ting Chung was retired from SC on May 18, 2023, and was no longer a related party since then.

b)      Significant related party transactions

(a)     Service costs

	Year ended December 31,
	2022	2023
Ad Hu	$499,197	$322,906
AccuHit	75,402	42,370
	$574,599	$365,276

Service costs are negotiated with related parties based on agreed-upon agreement and the conditions and payment terms are the same as third parties.

(b)    Payables to related parties:

	December 31, 2022	December 31, 2023
Accounts payable:
AccuHit	$10,990	$3,730

The payables to related parties arise mainly from purchase of labor services and are due 1 to 2 months after the date of purchase. The payables bear no interest.

	December 31, 2022	December 31, 2023
Other payables
AccuHit	$102,044	$—

The Group purchased data platform and service cost, acquisition of intangible assets from related parties.

	December 31, 2022	December 31, 2023
Other payables – Shares payable:
Yen-Ting Chuang	$969,391	$—

The Group purchased SC and ST shares and non-controlling interests in 2020. The share payables was paid in full totaled $961,417 in 2023 with difference due to foreign exchange.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

34.    Related party transactions (cont.)

(c)     Guarantee

The Group’s key management personnel Tzu-Wei Chung and Yen-Ting Chuang jointly and separately provided guarantees for the Group’s short-term and long-term bank loans. As of December 31, 2022 and 2023, details of loans are described in Note 15.

(d)    Loans from related parties

Outstanding balance:

	December 31, 2022	December 31, 2023
Yasuyoshi Yanagisawa	$—	$176,816
Yi Chuan	—	400,000
	$—	$576,816

Interest expense and other payables — interest payable:

	December 31, 2022	December 31, 2023
Yasuyoshi Yanagisawa	$—	$2,228
Yi Chuan	—	10,193
	$—	$12,421

The loans from related parties carry interest at 5%~8%.

(e)     Key management personnel compensation

	Year ended December 31,
	2022	2023
Salaries and other short-term employee benefits	$66,334	$707,931
Post-employment benefits	3,618	8,300
	$69,952	$716,231

35.    Pledged assets

		Carrying amount
Assets	Purpose	December 31, 2022	December 31, 2023
Financial assets at amortized cost	Bank loans and credit card deposits	$293,064	$337,024

36.    Significant contingent liabilities and unrecognized contract commitments

On August 3, 2023, the Company agreed to loan Blue Ocean an aggregate principal amount of up to $400,000 in the form of a working capital note. The note is a non-interest bearing, unsecured promissory note that will not be repaid in the event the Agreement and Plan of Merger is terminated prior to the consummation of the Merger. The note is to be paid on the date Blue Ocean consummates the Merger. As of December 31, 2023 and March 31, 2024, the outstanding principal balance amounted to $149,946 and $249,906, respectively, which was recognized under “Other receivables”.

37.    Significant disaster loss

None.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

38.    Significant events after the reporting period

a)      Convertible Promissory Notes

During the first quarter of 2024, the Company issued convertible promissory notes aggregating $716,430 to its existing shareholders and other third parties. Further, the Company issued convertible promissory notes in exchange to terminate the short-term borrowing plus accumulated interest totaled $509,041. Both promissory notes issued above have the same terms and conditions (refer as the “2024 Convertible Promissory Notes”). The 2024 Convertible Promissory Notes mature on December 7, 2024, and accrue interest at a rate of 10% per annum. The holders of the 2024 Convertible Promissory Notes have the right to convert all or any part of the outstanding principal and accrued interest into ordinary shares of the Company at a conversion price equal to 90% of the per share price if the Company completes an equity financing (refer as the “Conversion Price”) under which it raises not less than $5,000,000 (excluding all existing indebtedness under the 2024 Convertible Promissory Notes) on or before the mature day. In addition, immediately after the closing of de-SPAC transaction, the outstanding principal plus accrued interest will automatically convert into ordinary shares at the Conversion Price.

b)      New Bank Loan Facility

As of the date of the issuance of the consolidated financial statements, the Company has entered four loan agreements with the following amounts and terms:

(a)     CTBC Bank: loan facilities of $953,289 (NTD 30,000,000); three-year term with 2.8% annual interest rate; all facilities have been drawn down in April 2024.

(b)    Shanghai Commercial & Savings Bank: loan facilities of $826,184 (NTD 26,000,000); one-year term with 3.235% annual interest rate; $69,509 have been drawn down in April 2024.

(c)     Chang Hwa Commercial Bank: loan facilities of $47,664 (NTD 1,500,000); five-year term with a 3.0% annual interest rate; all facilities have been drawn down in February 2024.

(d)    Chailease Holding Company Ltd.: loan facilities of $667,302 (NTD 21,000,000); two-year term with 3.625% annual interest rate; all facilities have been drawn down in April 2024.

c)      De-SPAC Agreement with Blue Ocean Acquisition Corp

On June 6, 2023, TNL Mediagene, TNLMG (“Merger Sub”), and Blue Ocean Acquisition Corp’s (“Blue Ocean”) entered into the Agreement and Plan of Merger (“Merger Agreement”), pursuant to which, among other things, Merger Sub will merge with and into Blue Ocean, with Blue Ocean surviving the merger as a wholly owned subsidiary of TNL Mediagene.

Pursuant to the Merger Agreement, immediately prior to the effective time, TNL Mediagene will complete the Recapitalization including adopting the TNL Mediagene A&R Articles and effecting the reverse share split to cause the value of the outstanding TNL Mediagene ordinary shares to equal $10.00 per share.

Pursuant to the Merger Agreement, immediately prior to the Effective Time, (i) all outstanding Blue Ocean Class B Shares, with a par value of US$0.0001, will be converted into Blue Ocean Class A shares, with a par value of US$0.0001, at a conversion ratio of 1.00, (ii) all outstanding public shares, with a par value of US$0.0001, will be exchanged with TNL Mediagene for the right to receive TNL Mediagene ordinary shares, with a par value of US$0.0001, at an conversion ratio of 1.00, and (3) each Blue Ocean warrant will become a warrant exercisable for TNL Mediagene ordinary shares on an conversion ratio of 1.00 and on the same terms as the original Blue Ocean warrant.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

38.    Significant events after the reporting period (cont.)

At the closing of the Merger, Blue Ocean outstanding Class A shares and public warrants will be canceled and converted into the right to receive equivalent TNL Mediagene ordinary shares and TNL Mediagene Warrants, and TNL Mediagene is expected to be the publicly traded company with its TNL Mediagene ordinary shares and TNL Mediagene Warrants listed on NASDAQ.

39.    Capital management

The Group’s objectives for managing capital to ensure that it has the necessary financial resources to meet working capital, capital expenditure and debt repayment requirements for the next 12 months, taking into account debt ratios to maintain the confidence of investors, creditors and the market. The Group monitors capital on the basis of the liabilities to assets ratio. Total capital is shown as “Equity” in the consolidated statements of financial position, which is also equal to total assets minus total liabilities. The Group’s liabilities to assets ratio at December 31, 2022 and 2023 was 191% and 40% respectively. The high level of liabilities to assets ratio at December 31, 2022 was mainly due to preferred shares liabilities.

40.    Financial risk management and fair values of financial instruments

a)      Financial instruments

(a)     Financial instruments by category

	December 31, 2022	December 31, 2023
Financial assets
Financial assets at fair value through profit or loss
Financial assets designated as at fair value through profit or loss on initial recognition	$—	$40,071
Financial assets at fair value through other comprehensive income
Designation of equity instruments	—	116,703
Financial assets at amortized cost
Cash and cash equivalents	3,734,316	3,030,298
Financial assets at amortized cost	293,064	337,024
Notes receivable	—	132,403
Accounts receivable	3,219,540	8,848,384
Other receivables	32,073	348,514
Refundable deposits	336,155	809,646
	$7,615,148	$13,663,043
Financial liabilities
Financial liabilities at fair value through profit or loss
Financial liabilities designated as at fair value through profit or loss	$32,853,324	$60,664
Financial liabilities at amortized cost
Short-term borrowings	976,880	5,250,233
Financial liabilities at amortized cost	2,627,483	2,627,483
Accounts payable (including related parties)	2,059,678	4,937,142
Other payables (including related parties)	4,079,158	7,494,263
Bonds payable	—	313,189
Long-term borrowings (including current portion)	5,024,999	5,492,681
Guarantee deposits	—	131,607
	$47,621,522	$26,307,262
3 Lease liabilities (including current portion)	$710,317	$5,960,789

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

40.    Financial risk management and fair values of financial instruments (cont.)

(b)    Risk management policies

i)       The Group’s risk management objective is to manage the market risk, credit risk and liquidity risk related to its operating activities. The Group identifies, measures, and manages such risks by its policies and preferences.

ii)      Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

iii)    In order to minimize and manage financial risks, the Group’s overall risk management program focuses on analyzing, identifying, and evaluating financial risk factors that may potentially have adverse effects on the Group’s financial position, and provide feasible solutions to avoid those factors.

(c)     Significant financial risks and degrees of financial risks

i)       Market risk

The Group’s market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks comprise foreign currency risk, interest rate risk, and other price risks.

In practice, the risk variable rarely changes individually, and the change of each risk variable is usually correlative. The following sensitivity analysis did not consider the interaction of each risk variable.

Foreign exchange risk

1.      Group’s businesses involve some non-functional currency operations (the Groups’ functional currency: USD; the subsidiaries’ functional currencies: NTD, and JPY.). The information on assets and liabilities denominated in foreign currencies whose values would be materially affected by the exchange rate fluctuations is as follows:

	December 31, 2022
	Foreign currency	Exchange rate	Carrying amount (USD)
(Foreign currency: functional currency)
Financial assets
Monetary items
USD:NTD	$137,805	30.71	$137,805
JPY:NTD	3,430,784	0.2324	25,963
HKD:NTD	292	3.938	37
Financial liabilities
Monetary items
USD:NTD	$2,520	30.71	$2,520

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

40.    Financial risk management and fair values of financial instruments (cont.)

	December 31, 2023
	Foreign currency	Exchange rate	Carrying amount (USD)
(Foreign currency: functional currency)
Financial assets
Monetary items
USD:NTD	$155,260	30.71	$155,260
JPY:NTD	3,319,600	0.2172	23,478
HKD:NTD	356	3.929	46
Financial liabilities
Monetary items
USD:NTD	$112,679	30.71	$112,679
USD:JPY	553,948	141.39	553,948

2.      The total exchange losses, including realized and unrealized losses arising from significant foreign exchange variations on monetary items held by the Group for the years ended December 31, 2022 and 2023, amounted to ($119,293) and ($5,877), respectively.

3.      Analysis of foreign currency market risk arising from significant foreign exchange variations:

	Year ended December 31, 2022
	Sensitivity analysis
	Change in exchange rate	Effect on profit (loss)	Effect on other comprehensive income
Financial assets
Monetary items
USD:NTD	1%	$1,378	$—
JPY:NTD	1%	260	—
HKD:NTD	1%	—	—
Financial liabilities
Monetary items
USD:NTD	1%	25	—
	Year ended December 31, 2023
	Sensitivity analysis
	Change in exchange rate	Effect on profit (loss)	Effect on other comprehensive income
Financial assets
Monetary items
USD:NTD	1%	$1,553	$—
JPY:NTD	1%	235	—
HKD:NTD	1%	—	—
Financial liabilities
Monetary items
USD:NTD	1%	$1,127	$—
USD:JPY	1%	5,539	—

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

40.    Financial risk management and fair values of financial instruments (cont.)

Price risk

1.      The Group’s financial instruments, which are exposed to price risk, are the financial assets at fair value through other comprehensive income. To manage its price risk arising from investments in financial instruments, the Group diversifies its portfolio. Diversification of the portfolio is in accordance with the limits set by the Group.

2.      The Group invests in common shares, preferred shares, and stock acquisition rights issued by unlisted companies and the prices of equity securities would change due to change of the future value of investee companies. For the years ended December 31, 2022 and 2023, it is estimated that the prices of equity securities increase or decrease by 1%, with all other variables held constant, would increase or decrease the Group’s profit before income tax by $557,626 and $969, respectively. For the years ended December 31, 2023, other components of equity would have increased or decreased by $2,238, as a result of other comprehensive income classified as equity investment at fair value through other comprehensive income.

Interest rate risk on cash flow and fair value

1.      Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s bank loans with floating interest rates. The Group manages its interest rate risk by having a balanced portfolio of fixed and variable rate loans. The Group reassesses the hedge management periodically to make sure it complies with the cost effectiveness.

2.      The sensitivity analysis depends on the exposure of interest rate risk at the end of the reporting period.

3.      Analysis of debt with floating interest rates is based on the assumption that the outstanding debt at the end of the reporting period is outstanding throughout the period. The degree of variation the Group used to report to internal management is increase or decrease of 1% in interest rates which is assessed as the reasonable degree of variation by the management.

4.      For the years ended December 31, 2022 and 2023, it is estimated that a general increase or decrease of 1% in interest rates, with all other variables held constant, would decrease or increase the Group’s profit before income tax approximately by $79,556 and $130,099, respectively, mainly due to the Group’s floating rate on borrowings.

ii)      Credit risk

1.      Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss, mainly resulted from its operating activities (primarily notes and accounts receivable) and from its financing activities (primarily deposits with banks and financial instruments). The Group is exposed to credit risk arising from the carrying amount of the financial assets recognized in the consolidated statements of financial position.

2.      Each business unit performs ongoing credit evaluations of its debtors’ financial conditions according to the Group’s established policies, procedures and controls relating to customer credit risk management. The Group maintains an account for loss allowance based upon the available facts and circumstances, history of collection, forecastability and write-off experiences of all trade and other receivables which consequently minimize the Group’s exposure to bad debts.

3.      The Group adopts following assumptions under IFRS 9 to assess whether there has been a significant increase in credit risk on that instrument since initial recognition: If the contract payments were past due over 90 days based on the terms, there has been a significant increase in credit risk on that instrument since initial recognition.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

40.    Financial risk management and fair values of financial instruments (cont.)

4.      The Group adopts the assumptions under IFRS 9, the default occurs when the contract payments are past due over 270 days.

5.      The following indicators are used to determine whether the credit impairment of debt instruments has occurred:

i)       It becomes probable that the issuer will enter bankruptcy or other financial reorganization due to their financial difficulties;

ii)      The disappearance of an active market for that financial asset because of financial difficulties;

iii)    Default or delinquency in interest or principal repayments;

6.      The Group categorized contract assets and accounts receivable by characteristics of credit risk and applied the simplified approach using loss rate methodology to estimate expected credit loss.

7.      The Group wrote-off the financial assets, which cannot be reasonably expected to be recovered, after initiating recourse procedures. However, the Group will continue executing the recourse procedures to secure their rights. On December 31, 2022 and 2023, the Group’s written-off financial assets that are still under recourse procedures amounted to $0 and $0, respectively.

8.      The Group referred to the forecastability of business monitoring indicators published by the National Development Council to adjust the loss rate which is based on historical and current information when assessing the future default possibility of accounts receivable. As of December 31, 2022 and 2023 the loss rate methodologies are as follows:

	December 31, 2022
	Contract assets	Accounts receivable
Expected loss rate	—	3.3%
Total carrying amount	$3,093,020	$3,219,540
Loss allowance	—	107,186
	December 31, 2023
	Contract assets	Accounts receivable
Expected loss rate	—	0.7%
Total carrying amount	$3,153,022	$8,848,384
Loss allowance	—	65,938

9.      Under the simplified approach, movements in relation to loss allowance for contract assets and accounts receivable are as follows:

	2022
	Contract assets	Accounts receivable
January 1	$—	$18,195
Acquisition through business combination	—	32,452
Provision for impairment loss	—	72,808
Write off	—	(13,676)
Exchange difference	—	(2,593)
December 31	$—	$107,186

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

40.    Financial risk management and fair values of financial instruments (cont.)

	2023
	Contract assets	Accounts receivable (including related parties)
January 1	$—	$107,186
Acquisition through business combination	—	4,212
Reversal for impairment loss	—	(44,725)
Exchange difference	—	(735)
December 31	$—	$65,938

10.    The loss amounts of contract assets allowance using simplified method were not significant, thus, the loss was not recognized as at December 31, 2022 and 2023.

11.    The Group’s recorded financial assets at amortized cost include time deposits with contract period over 3 months, restricted bank deposits and other receivables. Because of the low credit risk, expected credit losses for the period are measured through a loss allowance at an amount equal to the 12-month expected credit losses. There is no significant provision for the losses.

iii)    Liquidity risk

1.      The Group manages and maintains adequate cash and cash equivalents to finance the Group’s operations and minimize the impact from cash flow fluctuations. The Group also monitors its debt financing plans to ensure it is in compliance with the financial covenants required under its loan agreements.

2.      The primary source of liquidity for the Group is from bank loans. See Notes 11 and 15 for details of the unused credit lines of the Group as of December 31, 2022 and 2023.

3.      The contractual undiscounted cash flows of notes payable, accounts payable and other payables due within one year and is equivalent to its carrying amount. Except for the aforementioned, the table below summarizes the maturity profile of the Group’s non-derivative financial liabilities based on the earliest repayment dates and contractual undiscounted payments, including principal and interest. The Group does not consider the probability of early repayments requested by the banks.

	December 31, 2022
	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Non-derivative financial liabilities
Short-term borrowings	$976,880	$—	$—	$—	$976,880
Long-term borrowings	2,259,045	2,415,720	558,682	—	5,233,447
Lease liabilities	392,275	355,539	—	—	747,814
Financial liabilities at amortized cost	1,953,761	—	—	—	1,953,761
Financial liabilities at fair value through profit or loss
Contingent consideration	450,671	54,800	—	—	505,471
Preference shares	32,347,853	—	—	—	32,347,853
	$38,380,485	$2,826,059	$558,682	$—	$41,765,226

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

40.    Financial risk management and fair values of financial instruments (cont.)

	December 31, 2023
	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Non-derivative financial liabilities
Short-term borrowings	$5,250,233	$—	$—	$—	$5,250,233
Bonds payable	313,189	—	—	—	313,189
Long-term borrowings	2,492,776	2,675,634	492,608	51,404	5,712,422
Lease liabilities	1,011,259	1,311,439	1,311,439	2,568,638	6,202,775
Guarantee deposits	131,607	—	—	—	131,607
Financial liabilities at amortized cost	134,392	826,907	803,478	295,255	2,060,032
Financial liabilities at fair value through profit or loss
Contingent consideration	60,664	—	—	—	60,664
Preference shares	—	—	—	—	—
	$9,394,120	$4,813,980	$2,607,525	$2,915,297	$19,730,922

The difference between the floating interest rates and estimated interest rates will affect the non-derivative financial liabilities stated above.

b)      Fair value information

(a)     The different levels of inputs used in valuation techniques to measure fair value of financial and non-financial instruments are defined as follows:

Level 1:

Quoted prices (unadjusted) in active markets for identical assets or liabilities that can be accessed at the measurement date. An active market is a market in which trading for the asset or liability takes place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Inputs other than quoted prices from Level 1 that are observable information for the asset or liability, either directly or indirectly.
Level 3:	Unobservable inputs for the asset or liability. The fair value of the Group’s investment in equity investment without active market is included in Level 3.

(b)    The related information of financial and non-financial instruments measured at fair value by level based on the nature, characteristics and risks of the assets and liabilities are as follows:

i)       The related information of natures of the assets and liabilities are as follows:

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Liabilities:
Recurring fair value measurements
Financial liabilities at fair value through profit or loss
– Contingent considerations	$—	$—	$(505,471)	$(505,471)
– Series A, B, B-1, C, C-1, C-2, D-1, D-2 preference shares	—	—	(32,347,853)	(32,347,853)
	$—	$—	$(32,853,324)	$(32,853,324)

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

40.    Financial risk management and fair values of financial instruments (cont.)

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Assets:
Recurring fair value measurements
Financial assets at fair value through profit or loss
– Stock acquisition right	$—	$—	$40,071	$40,071
Financial assets at fair value through other comprehensive income
– Unlisted common stocks	—	7,073	71,051	78,124
– Unlisted preferred stocks	—	—	38,579	38,579
	$—	$7,073	$149,701	$156,774
Liabilities:
Recurring fair value measurements
Financial liabilities at fair value through profit or loss
– Contingent considerations	$—	$—	$(60,664)	$(60,664)
	$—	$—	$(60,664)	$(60,664)

ii)      The methods and assumptions the Group used to measure fair value are as follows:

1.      The fair value measurement of the series A, B, B-1, C, C-1, C-2, D-1, D-2 preference shares liabilities takes the following 2 methods into account:

a.      The recent fund raising prices.

b.      Using market approach to calculate total equity value first, and conduct equity value allocation via option pricing model under different scenarios (redemption, liquidation and mandatory conversion) to calculate probability weighted value of all classes of equities (including preference shares).

2.      The fair value of the contingent consideration for a business combination is estimated using the discounted cash flow method. The main assumptions are the probability of occurrence of earnings before interest and tax, depreciation and amortization under various scenarios to estimate the price to be paid, and the discounted present value estimated by the risk-adjusted discount rate.

3.      The fair value of the Group’s derivative instruments is measured by using valuation techniques or by reference to counterparty quotes. The fair value of financial instruments measured by using valuation techniques can be referred to current fair value of instruments with similar terms and characteristics in substance, discounted cash flow method or other valuation methods, including calculated by applying model using market information available at the consolidated statement of financial position date.

4.      The Group’s financial instruments issued by foreign companies are measured by the market method, income method and cost method (Volatility, Discount for lack of marketability, Weighted average cost of capital).

5.      The Group takes into account adjustments for credit risks to measure the fair value of financial and non-financial instruments to reflect credit risk of the counterparty and the Group’s credit quality.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

40.    Financial risk management and fair values of financial instruments (cont.)

iii)    The following table shows the movements of Level 3 for the years ended December 31, 2022 and 2023:

	December 31, 2022
	Debt instruments	Compound instruments	Total
January 1	$(572,490)	$(21,882,395)	$(22,454,885)
Gains or losses recognized in profit or loss
Recorded as non-operating expenses	210,953	(8,265,459)	(8,054,506)
Issued in the period	(472,000)	(2,199,999)	(2,671,999)
Settled in the period	300,000	—	300,000
Effect of exchange rate changes	28,066	—	28,066
December 31	$(505,471)	$(32,347,853)	$(32,853,324)
	December 31, 2023
	Debt instruments	Compound instruments	Equity instruments	Derivative instrument	Total
January 1	$(505,471)	$(32,347,853)	$—	$—	$(32,853,324)
Gains or losses recognized in profit or loss
Recorded as non-operating expenses	44,131	5,436,783	—	—	5,480,914
Acquired from business combinations	—	—	111,224	40,654	151,878
Settled in the period	400,000	26,911,070	—	—	27,311,070
Effect of exchange rate changes	676	—	(1,594)	(583)	(1,501)
December 31	$(60,664)	$—	$109,630	$40,071	$89,037

(c)     The Group performs the fair value measurements being categorized within Level 3 with assistance from specialist. Such assessment is to ensure the valuation results are reasonable by applying independent information to make results close to current market conditions, confirming the resource of information is independent, reliable and in line with other resources and represented as the exercisable price, and frequently calibrating valuation model, updating inputs used to the valuation model and making any other necessary adjustments to the fair value.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

40.    Financial risk management and fair values of financial instruments (cont.)

(d)    The following is the qualitative information and sensitivity analysis of changes in significant unobservable inputs under valuation model used in Level 3 fair value measurement:

	Fair value as of December 31, 2022	Valuation technique	Significant unobservable input	Range	Relationship of inputs to fair value
Non-derivative debt instrument:
Contingent considerations	505,471	Discounted cash flow method	Discount rate	11.90%	The higher the discount rate, the lower the fair value
Compound instrument:
Series A, B, B-1, C, C-1, C-2, D-1, D-2 preferred shares	32,347,853	Market method, Income method	Volatility	53% – 57%	The higher the volatility, the lower the fair value
			Discount for lack of marketability	0% – 51%	The higher the discount for lack of marketability, the lower the fair value
	Fair value as of December 31, 2023	Valuation technique	Significant unobservable input	Range	Relationship of inputs to fair value
Non-derivative debt instrument:
Contingent considerations	60,664	Discounted cash flow method	Discount rate	11.95%	The higher the discount rate, the lower the fair value
Non-derivative equity instrument:
Unlisted common stocks	71,051	Market method, Income method, Cost method	Volatility	62%	The higher the volatility, the lower the fair value
			Discount for lack of marketability	44% – 51%	The higher the discount for lack of marketability, the lower the fair value
Unlisted Preferred stocks	3,353	Cost method, Income method	Volatility	55%	The higher the volatility, the lower the fair value
			Discount for lack of marketability	44% – 45%	The higher the discount for lack of marketability, the lower the fair value
	35,226	Market method, Income method	Volatility	51%	The higher the volatility, the lower the fair value
			Discount for lack of marketability	27% – 41%	The higher the discount for lack of marketability, the lower the fair value
Derivative instrument:
Stock acquisition right	40,071	Income method	Weighted average cost of capital	24.80%	The higher the weighted average cost of capital, the lower the fair value

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

40.    Financial risk management and fair values of financial instruments (cont.)

a.      The Group has carefully assessed the valuation models and assumptions used to measure fair value. However, use of different valuation models or assumptions may result in different measurement. The following is the effect of profit or loss or of other comprehensive income from financial assets and liabilities categorized within Level 3 if the inputs used to valuation models have changed:

			December 31, 2022
	Input	Change	Recognized in profit or loss		Recognized in other comprehensive income
			Favorable change	Unfavorable change	Favorable change	Unfavorable change
Financial liabilities:
Series A, B, B-1, C, C-1, C-2, D-1, D-2 preferred shares	Volatility	±1%	$253,216	$81,550	$—	$—
	Discount for lack of marketability	±1%	387,534	387,534	—	—
Contingent considerations	Discount rate	±1%	2,680	2,737	—	—
			$643,430	$471,821	$—	$—
			December 31, 2023
	Input	Change	Recognized in profit or loss		Recognized in other comprehensive income
			Favorable change	Unfavorable change	Favorable change	Unfavorable change
Financial assets:
Unlisted common stocks	Volatility	±1%	$—	$—	$68	$66
	Discount for lack of marketability	±1%	—	—	1,423	1,423
Unlisted Preferred stocks	Volatility	±1%	—	—	196	198
	Discount for lack of marketability	±1%	—	—	551	551
Stock acquisition right	Weighted average cost of capital	±1%	304	300	—	—
			$304	$300	$2,238	$2,238
Financial liabilities:
Contingent considerations	Discount rate	±1%	$660	$673	$—	$—
			$660	$673	$—	$—

41.    Segment information

a)       General information

The Group is primarily engaged in digital advertising, integrated marketing, marketing survey, artificial intelligence technology, data analysis, content service platform and production of audio-visual programs.

b)      Measurement of segment information

The Group’s reportable segments are strategic business units which provide different products and services. The accounting policies adopted by the operating segments are the same as the accounting policies described in Note 4 y).

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

41.    Segment information (cont.)

c)      Information about segment profit or loss, and assets

The segment information provided to the chief operating decision maker for the reportable segments is as follows:

Year ended December 31, 2022
TNL Group (Note 1)
Revenue
External customers	$20,009,994
Inter-segment	—
Total revenue	$20,009,994
Operating profit (loss)	$(3,416,684)
Depreciation and Amortization	$(1,491,654)
Interest income	$10,994
Interest expense	$(137,029)
Purchase of property, plant and equipment	$52,481
Segment asset	$26,534,165
	Year ended December 31, 2023
	TNL Group (Note 1)	MG Group (Note 2)	Total
Revenue
External customers	$20,708,223	$15,130,557	$35,838,780
Inter-segment	—	—	—
Total revenue	$20,708,223	$15,130,557	$35,838,780
Operating profit (loss)	$(7,331,667)	$234,480	$(7,097,187)
Depreciation and Amortization	$(1,646,899)	$(1,188,658)	$(2,835,557)
Impairment loss	$—	$(298,424)	$(298,424)
Interest income	$18,131	$1,209	$19,340
Interest expense	$(239,216)	$(59,742)	$(298,958)
Purchase of property, plant and equipment	$76,767	$23,330	$100,097
Segment asset	$53,508,676	$66,107,591	$119,616,267

____________

Note 1:    TNL Group includes The News Lens Co., Ltd and all its subsidiaries, Inside Co., Ltd, The News Lens Hong Kong Ltd. and TNL MG.

Note 2:    The Company acquired 100% of MG Group (including TNL Mediagene Japan Inc., Mediagene Inc. and INFOBAHN Inc.) on May 25, 2023, please refer to Note 31 for details.

d)      Reconciliation for segment income (loss)

Revenue from external customers and segment income (loss) reported to the chief operating decision maker are measured using the same method as for revenue and operating profit in the financial statements. Thus, no reconciliation is needed.

e)      Information on products and services

Please refer to Note 21 for the disclosure by products and services.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Consolidated Financial Statements December 31, 2022 and 2023

41.    Segment information (cont.)

f)      Geographical information

Geographical information for each of the December 31, 2022 and December 31, 2023 is as follows:

	Year ended December 31, 2022		Year ended December 31, 2023
	Revenue	Non-current assets (Note1)	Revenue	Non-current Assets (Note1)
Taiwan	$19,995,068	$15,287,534	$20,683,925	$13,699,720
Japan	14,926	—	15,154,855	87,968,155
	$20,009,994	$15,287,534	$35,838,780	$101,667,875

____________

Note 1:    Excluding financial assets at fair value through profit or loss, financials assets at fair value through other comprehensive income, financial assets at amortized costs and deferred tax assets.

g)      Major customer information

The information on the major customers which constituted more than 10% of the Group’s total revenue for the years ended December 31, 2022 and 2023 is as follows:

	Year ended December 31,
	2022		2023
	Amount	%	Amount	%
Customers
Customer A	$3,750,144	19	$1,307,996	4

TNL MEDIAGENE AND SUBSIDIARIES Condensed Consolidated Statements of Financial Position (unaudited) (Expressed in United States dollars)
	Notes	December 31, 2023	June 30, 2024
Assets
Current assets
Cash and cash equivalents	5	$3,030,298	$3,136,555
Current financial assets at amortized cost	36	47,216	63,003
Current contract assets	21	3,153,022	1,096,096
Notes receivable, net		132,403	453
Accounts receivable, net	6	8,848,384	5,579,150
Other receivables		348,514	403,389
Current income tax assets		288,581	14,751
Inventories		115,624	135,672
Prepayments		866,205	654,129
Other current assets		24,515	26,148
		16,854,762	11,109,346
Non-current assets
Non-current financial assets at fair value through profit or loss		40,071	35,216
Non-current financial assets at fair value through other comprehensive income		116,703	102,596
Non-current financial assets at amortized cost	36	289,808	318,952
Property, plant and equipment, net	7	537,014	455,988
Right-of-use assets	8	6,140,815	5,172,772
Goodwill	9	60,741,929	60,223,282
Intangible assets	9	33,405,827	32,276,724
Deferred tax assets		647,048	619,773
Other non-current assets		842,290	715,132
		102,761,505	99,920,435
Total assets		$119,616,267	$111,029,781

Liabilities
Current liabilities
Short-term borrowings	11,33	$5,250,233	$3,348,183
Current financial liabilities at fair value through profit or loss	12,33	60,664	1,538,000
Current financial liabilities at amortized cost	13	771,410	673,722
Current contract liabilities	21	988,753	572,168
Accounts payable		4,933,412	1,944,948
Accounts payable – related parties	35	3,730	3,812
Other payables	14	6,905,026	8,280,337
Other payables – related parties	35	589,237	672,580
Long-term borrowings, current portion	15,33	2,370,305	3,108,936
Long-term bonds payable, current portion		313,189	143,370
Current lease liabilities	33	948,466	724,152
Other current liabilities		1,763,663	1,746,424
		24,898,088	22,756,632

TNL MEDIAGENE AND SUBSIDIARIES Condensed Consolidated Statements of Financial Position (unaudited) — (Continued) (Expressed in United States dollars)
	Notes	December 31, 2023	June 30, 2024
Non-current liabilities
Non-current financial liabilities at amortized cost	13	1,856,073	1,848,998
Long-term borrowings	15,33	3,122,376	3,577,325
Deferred tax liabilities		10,942,844	10,731,119
Non-current lease liabilities	33	5,012,323	4,263,679
Provisions		444,668	391,467
Other non-current liabilities		972,147	1,026,246
		22,350,431	21,838,834
Total liabilities		47,248,519	44,595,466

Equity
Equity attributable to equity holders of the Company
Ordinary share	18	21,882	21,882
Advance receipts for share capital		—	4,260
Capital surplus	19	105,605,811	105,829,295
Accumulated deficit	20	(32,203,326)	(38,123,550)
Other equity interest		(803,913)	(1,047,288)
Equity attributable to equity holders of the Company		72,620,454	66,684,599
Non-controlling interests		(252,706)	(250,284)
Total equity		72,367,748	66,434,315
Total liabilities and equity		$119,616,267	$111,029,781

The accompanying notes are an integral part of the consolidated financial statements.

TNL MEDIAGENE AND SUBSIDIARIES Condensed Consolidated Statements of Comprehensive Income (unaudited) (Expressed in United States dollars)
		Six months ended June 30
	Notes	2023	2024
Revenue	21,42	$9,011,729	$20,605,425
Cost of revenue	26,27	(5,059,575)	(12,418,454)
Gross profit		3,952,154	8,186,971
Sales, general and administrative expenses	26,27	(7,043,014)	(12,257,199)
Research and development expenses	26,27	(1,520,408)	(1,503,392)
Operating loss	42	(4,611,268)	(5,573,620)
Interest income	22,42	10,003	9,530
Other income	23	20,296	12,956
Other gains and losses	24	5,433,744	(142,598)
Finance costs	25,42	(111,278)	(181,531)
Profit (loss) before income tax		741,497	(5,875,263)
Income tax benefit (expense)	28	269,900	(58,864)
Profit (loss) for the period		$1,011,397	$(5,934,127)
Components of other comprehensive income (loss) that will be reclassified to profit or loss
Exchange differences on translation of foreign operations		$(1,967)	$(204,478)
Other comprehensive loss, net of income tax		$(1,967)	$(204,478)
Total comprehensive income (loss) for the period		$1,009,430	$(6,138,605)
PROFIT (LOSS) ATTRIBUTABLE TO:
Owners of the parent		$1,410,026	$(5,920,224)
Non-controlling interests		$(398,629)	(13,903)
		$1,011,397	$(5,934,127)
TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Owners of the parent		$1,410,552	$(6,141,027)
Non-controlling interests		$(401,122)	$2,422
		$1,009,430	$(6,138,605)

Profit (loss) per share – basic	29	$0.01	$(0.03)
Profit (loss) per share – diluted	29	$0.01	$(0.03)

The accompanying notes are an integral part of the consolidated financial statements.

TNL MEDIAGENE AND SUBSIDIARIES Condensed Consolidated Statements of Changes in Equity (unaudited) (Expressed in United States dollars)
		Equity attributable to equity holders of the Company
						Other equity interest
	Notes	Ordinary share	Advance receipts for share capital	Capital surplus	Accumulated deficit	Financial statements translation differences of foreign operations	Unearned compensation	Total	Non- controlling interest	Total equity
Year 2023
Balance at January 1, 2023		$8,329	$361,897	6,487,913	$(31,398,349)	$(762,728)	$—	$(25,302,938)	$1,166,354	$(24,136,584)
Profit (loss) for the six months ended June 30		—	—		1,410,026	—	—	1,410,026	(398,629)	1,011,397
Other comprehensive income (loss)		—	—		—	526	—	526	(2,493)	(1,967)
Total comprehensive income for the year		—	—	—	1,410,026	526	—	1,410,552	(401,122)	1,009,430
Issuance of ordinary shares		65	(299,814)	600,952	—	—	—	301,203	—	301,203
Share-based payments	17	21	(62,083)	87,937	—	—	—	25,875	—	25,875
Preferred shares conversion	12	3,575	—	26,907,495	—	—	—	26,911,070	—	26,911,070
Acquisition of subsidiaries	18,31	9,108	—	70,619,903	—	—	—	70,629,011	—	70,629,011
Changes in ownership interests in subsidiaries	30	752	—	708,719	—	(14,871)	—	694,600	(992,918)	(298,318)
Balance at June 30, 2023		$21,850	$—	$105,412,919	$(29,988,323)	$(777,073)	$—	$74,669,373	$(227,686)	$74,441,687

Year 2024
Balance at January 1, 2024		$21,882	$—	$105,605,811	$(32,203,326)	$(803,913)	$—	$72,620,454	$(252,706)	$72,367,748
Loss for the six months ended June 30		—	—	—	(5,920,224)	—	—	(5,920,224)	(13,903)	(5,934,127)
Other comprehensive income (loss)		—	—	—	—	(220,803)	—	(220,803)	16,325	(204,478)
Total comprehensive loss for the year		—	—	—	(5,920,224)	(220,803)	—	(6,141,027)	2,422	(6,138,605)
Share-based payments	17	—	4,260	191,492	—	—	—	195,752	—	195,752
Restricted stocks		—	—	31,992	—	—	(22,572)	9,420	—	9,420
Balance at June 30, 2024		$21,882	$4,260	$105,829,295	$(38,123,550)	$(1,024,716)	$(22,572)	$66,684,599	$(250,284)	$66,434,315

The accompanying notes are an integral part of the consolidated financial statements.

TNL MEDIAGENE AND SUBSIDIARIES Condensed Consolidated Statements of Cash Flows (unaudited) (Expressed in United States dollars)
		Six months ended June 30
	Notes	2023	2024
Cash flows from operating activities
Profit (loss) before income tax		$741,497	$(5,875,263)
Adjustments to reconcile profit (loss)
Depreciation expenses	7,8,26,42	370,920	564,701
Amortization expenses	9,26,42	702,121	1,044,365
Expected credit losses (gain)	41	(331)	67,291
Interest expense	8,25,42	111,278	181,531
Interest income	22,42	(10,003)	(9,530)
(Gain) loss on valuation of financial liabilities at fair value through profit or loss	12,24	(5,476,181)	4,146
Gain on disposal of property, plant and equipment, net	24	—	(39)
Share-based payment transactions	17,19	25,875	200,912
Changes in operating assets and liabilities
Current contract assets		2,850,763	2,056,926
Accounts and notes receivable		495,112	3,333,893
Other receivables		(95,753)	(54,875)
Inventories		46,418	(20,048)
Prepayments		254,625	2,419,253
Other current assets		(159,935)	(1,633)
Other non-current assets		97,037	47,954
Current contract liabilities		277,822	(416,585)
Accounts and notes payable		(738,617)	(2,988,382)
Other payables		101,712	(742,603)
Other current liabilities		9,122	(17,239)
Provisions		211	(53,201)
Other non-current liabilities		(1,370)	(483,551)
Cash used in operations		(397,677)	(741,977)
Interest received		10,003	9,530
Interest paid		(96,675)	(170,743)
Income tax paid		(103,097)	(12,876)
Net cash used in operating activities		(587,446)	(916,066)

Cash flows from investing activities
Acquisition of financial assets at amortized cost		(16,361)	(64,069)
Proceeds from repayments of financial assets at amortized cost		1,636	—
Payment of contingent consideration	33	(400,000)	—
Acquisition of property, plant and equipment	32	(30,157)	(52,536)
Proceeds from disposal of property, plant and equipment		—	575
Acquisition of intangible assets	32	(80,553)	(143,207)
Proceeds from disposal of intangible assets	9	8,219	—
Net cash flow from acquisition of subsidiaries	31	922,502	—
Net cash generated from (used in) investing activities		405,286	(259,237)

TNL MEDIAGENE AND SUBSIDIARIES Condensed Consolidated Statements of Cash Flows (unaudited) — (Continued) (Expressed in United States dollars)
		Six months ended June 30
	Notes	2023	2024
Cash flows from financing activities
Increase (decrease) in short-term borrowings	33	281,156	(571,070)
Increase in long-term borrowings	33	1,299,607	2,242,463
Repayments of long-term borrowings	33	(1,232,342)	(1,625,230)
Payments on bonds payable		—	(169,819)
Payment on lease liabilities	33	(351,210)	(517,250)
Proceeds from issuance of financial liabilities at fair value through profit or loss	12	—	1,475,471
Proceeds from issuance of ordinary shares		301,203	—
Share-based payments		—	4,260
Payment of transaction costs		—	(4,490)
Proceeds from guarantee deposits	33	13,172	565,008
Acquisition of ownership interest in subsidiaries	30	(298,318)	—
Net cash generated from financing activities		13,268	1,399,343
Effect of foreign exchange rate changes		1,074	(117,783)
Net increase (decrease) in cash and cash equivalents		(167,818)	106,257
Cash and cash equivalents at beginning of year	5	3,734,316	3,030,298
Cash and cash equivalents at end of year	5	$3,566,498	$3,136,555

The accompanying notes are an integral part of the consolidated financial statements.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

1.      Corporate and group information

The News Lens Co., Ltd. (the “Company”) was incorporated in Cayman Island with limited liability under the International Business Companies Act on January 20, 2015. On July 3, 2023, the company’s shareholders approved the resolution to change its name from The News Lens Co., Ltd. to TNL Mediagene. The Company and its subsidiaries (collectively referred herein as the “Group”) are primarily engaged in digital advertising, integrated marketing, marketing survey, artificial intelligence technology, data analysis, content service platform and production of audio-visual programs.

Since inception, the Company has successively acquired Neptune Internet Media Technology Co., Ltd., Easy Key 2 Asia Co., Ltd., AD2iction Co., Ltd., S.C. Integrated Marketing Communication Co., Ltd., and STAR Communication Consultant Co., Ltd.. In 2022 and 2023, the Company acquired Polydice Inc. and TNL Mediagene Japan Inc, respectively. Through the integration of the Company and its subsidiaries’ resources, the Group continues to develop its online media advertising business.

Going concern

As of June 30, 2024, the Group has recurring losses from operations, negative working capital, net operating cash outflow and accumulated deficit of $38,123,550. However, the Group has strong commitment to improve its operational performance. The Group intends to adopt the following measures to improve future operating and financial conditions:

i)       Improve operating conditions:

The Group plans to actively expand its customer base while prudently controlling various expenses and costs. As of June 30, 2024, the Company’s subsidiary, S.C. Integrated Marketing Communication Co., Ltd., has secured service contracts exceeding $6.8 million, but not yet recognize revenue.

ii)      Financial Soundness Program:

a.      The Company has consistently maintained a good reputation and banking credit to secure refinancing lines as needed. As of the date of issuance of the consolidated financial statements, the Company has obtained approximately $1.3 million in long-term financing from financial institutions. For details, please refer to Note 39.

b.      During the third quarter of 2024, the Company issued additional convertible promissory notes totaling $1,250,000 to the third parties. For terms and conditions, please refer to Note 39 a) and f).

The Group’s business plans, consider, among others, the cost management, the issuance of promissory notes and renewal of its loan facilities with the financial institutions. Although management continues to pursue these plans, there can be no assurance that the Group will be successful in obtaining sufficient funding on terms acceptable to the Group to fund continuing operations. A material uncertainty exists that may cast significant doubt and raise substantial doubt as contemplated by PCAOB standards on the Group’s ability to continue as a going concern and that the Group may be unable to realize its assets and discharge its liabilities in the normal course of business.

2.      The authorization of the consolidated financial statements

The accompanying consolidated financial statements were authorized for issuance by the Board of Directors on October 29, 2024.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

3.      Application of new and revised IFRS® Accounting Standards, International Accounting Standards (“IAS”), International Financial Reporting Interpretations Committee (“IFRIC®”) Interpretations and Standing Interpretations Committee (“SIC®”) Interpretations issued by the International Accounting Standards Board (“IASB”), (collectively, “IFRSs”)

a)      Amendments to IFRSs and the new interpretation that are mandatorily effective for the current year

New Standards, Interpretations and Amendments	Effective date issued by IASB
Amendments to IFRS 16, “Lease Liability in a Sale and Leaseback”	January 1, 2024
Amendments to IAS 1, “Classification of Liabilities as Current or Non-current”	January 1, 2024
Amendments to IAS 1, “Non-current Liabilities with Covenants”	January 1, 2024
Amendments to IAS 7 and IFRS 7, “Supplier Finance Arrangements”	January 1, 2024

Based on the Group’s assessment, the above standards and interpretations have no significant impact on the Group’s financial position and financial performance.

b)      New standards, interpretations and amendments in issue but not yet effective

New Standards, Interpretations and Amendments	Effective date issued by IASB
Amendments to IFRS 10 and IAS 28, “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
Amendments to IAS 21, “Lack of Exchangeability”	January 1, 2025
Amendments to IFRS 9 and IFRS 7, “Amendments to the Classification and Measurement of Financial Instruments”	January 1, 2026
IFRS 18, “Presentation and Disclosure in Financial Statements”	January 1, 2027
IFRS 19, “Subsidiaries without Public Accountability: Disclosures”	January 1, 2027

Except for the following, the above standards and interpretations are not currently expected to have a significant impact to the Group’s financial condition and financial performance based on the Group’s assessment. The quantitative impact will be disclosed when the assessment is complete.

IFRS 18, “Presentation and Disclosure in Financial Statements”

IFRS 18, “Presentation and Disclosure in Financial Statements” replaces IAS 1 and updates the structure of the statement of profit or loss, requires disclosures for certain profit or loss performance measures and enhanced principles on aggregation and disaggregation to the primary financial statements and notes.

4.      Summary of material accounting policies

The unaudited condensed interim consolidated financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair statement of the results of operations for the interim period. All such adjustments to the financial information are of a normal, recurring nature. Accordingly, these unaudited condensed interim consolidated financial statements are to be read in conjunction with the annual financial statements for the year ended December 31, 2023. The principal accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are disclosed in financial statements for the year ended December 31, 2023 and have been consistently applied to all the periods presented, except for the adoption of new and amended standards as set out below and Note 3a).

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

4.      Summary of material accounting policies (cont.)

a)      Statement of compliance

These condensed consolidated interim financial statements for the six-month period ended June 30, 2024 have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim report does not include all of the notes normally included in an annual consolidated financial statements. Accordingly, this report should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2023.

b)      Basis of preparation

(a)     Except for the following items, the consolidated financial statements have been prepared under the historical cost convention:

i)       Financial liabilities at fair value through profit or loss (including derivative instruments).

ii)      Financial assets at fair value through other comprehensive income.

(b)    The preparation of unaudited condensed interim consolidated financial statements in conformity with IAS 34 Interim Financial Reporting requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4 f).

(c)     These consolidated financial statements are presented in United States dollar (USD), which is the Company’s functional currency.

c)      Basis of consolidation

(a)     Basis for preparation of consolidated financial statements:

i)       All subsidiaries are included in the Group’s consolidated financial statements. Subsidiaries are all entities controlled by the Group. The Group controls an entity when the Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Consolidation of subsidiaries begins from the date the Group obtains control of the subsidiaries and ceases when the Group loses control of the subsidiaries.

ii)      Transactions, balances and unrealized gains or losses on transactions between companies within the Group are eliminated. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by the Group.

iii)    Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in a deficit balance in the non-controlling interests.

iv)     Changes in a parent’s ownership interest in a subsidiary that do not result in the parent losing control of the subsidiary (transactions with non-controlling interests) are accounted for as equity transactions, i.e. transactions with owners in their capacity as owners. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

4.      Summary of material accounting policies (cont.)

(b)    Subsidiaries included in the consolidated financial statements:

				Percentage of Ownership (%)
	Name of investee	Main business	Location	December 31, 2023	June 30, 2024	Note
The Company	The News Lens Co., Ltd. (“TNL TW”)	Digital advertising, SAAS technology, artificial intelligence technology, data analysis, member management content service platform and audio-visual program production	Taiwan	100%	100%
The Company	Inside Co., Ltd. (“Inside”)	Digital advertising, display network and content service platform	Taiwan	100%	100%
The Company	The News Lens Hong Kong Ltd. (“TNL HK”)	Digital advertising and content service platform	Hong Kong	100%	100%
The Company	TNLMG (“TNL MG”)	Special purpose entity for merger	Cayman	100%	100%	Note 1
The Company	TNL Mediagene Japan Inc. (“MG”)	Holding Company	Japan	100%	100%	Note 2
TNL TW	Neptune Internet Media Technology Co., Ltd. (“SV”)	Ticket service, e-commerce and shopping guide, digital advertising and content service platform	Taiwan	100%	100%
TNL TW	Easy Key 2 Asia Co., Ltd. (“EK2A”)	Market survey and marketing strategy consultant	Taiwan	100%	100%
TNL TW	AD2iction Co., Ltd. (“AD2”)	Digital interactive advertising, advertising technology services and web platform technology	Taiwan	100%	100%	Note 3
TNL TW	S.C. Integrated Marketing Communication Co., Ltd. (“SC”)	Planning and execution services for Integrated marketing solutions	Taiwan	100%	100%
TNL TW	STAR Communication Consultant Co., Ltd. (“ST”)	Planning and execution services for Integrated marketing solutions	Taiwan	100%	100%
TNL TW	DaEx Intelligent Co., Inc. (“DaEx”)	Artificial intelligence technology and customer data platform service	Taiwan	50.66%	50.66%
TNL TW	TNL Media株式會社(“TNL JP”)	Digital advertising and content service platform	Japan	61.72%	61.72%
SC	Polydice Inc. (“POLYDICE”)	E-commerce and digital advertising	Taiwan	100%	100%	Note 4
MG	Mediagene Inc. 株式会社メディアジーン	Media consulting business, E-commerce and digital advertising	Japan	100%	100%	Note 5
MG	INFOBAHN Inc. 株式会社インフォバーン	Media consulting business	Japan	100%	100%	Note 5

____________

Note 1:    TNLMG was established in June 2, 2023 and registered in Cayman Island with a registered capital of $50,000.

Note 2:    TNL Mediagene Japan Inc. was established in April 4, 2023 in Japan with a registered capital of JPY100.

Note 3:    TNL TW acquired the remaining 49% of AD2 from non-controlling interests on June 1, 2023 with consideration totaled $4,204,907, and AD2 became a wholly owned subsidiary of TNL TW. Please refer to Note 30 to details.

Note 4:    SC acquired the remaining 49.44% on March 1, 2023 with consideration totaled $1,722,595. Please refer to Note 30 for details.

Note 5:    Through the holding company — TNL Mediagene Japan Inc., the Company acquired 100% of Mediagene Inc. 株式会社メディアジーン and INFOBAHN Inc. 株式会社インフォバーン from third party with 90,740,305 ordinary shares of the Company on May 25, 2023.

(c)     Subsidiaries not included in the consolidated financial statements: None.

(d)    Adjustments for subsidiaries with different statements of financial position dates: Not applicable.

(e)     No significant restrictions on the ability of subsidiaries to transfer funds to parent company.

(f)     Subsidiaries that have non-controlling interests that are material to the Group: None.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

4.      Summary of material accounting policies (cont.)

d)      Financial liabilities at fair value through profit or loss

(a)     The issuance of the promissory notes with the conversion options by the Group was recognized under “financial liabilities designated as at fair value through profit or loss” on initial recognition due to their hybrid contracts feature. Derivatives (contingent consideration, and call options) are categorized as financial liabilities held for trading unless they are designated as hedges. Financial liabilities that meet one of the following criteria are designated as at fair value through profit or loss at initial recognition:

i)       Hybrid (combined) contracts; or

ii)      They eliminate or significantly reduce a measurement or recognition inconsistency; or

iii)    They are managed and their performance is evaluated on a fair value basis, in accordance with a documented risk management policy.

(b)    At initial recognition, the Group measures the financial liabilities at fair value. All related transaction costs are recognized in profit or loss. The Group subsequently measures these financial liabilities at fair value with any gain or loss recognized in profit or loss.

(c)     If the credit risk results in fair value changes in financial liabilities designated as at fair value through profit or loss, they are recognized in other comprehensive income in the circumstances other than avoiding accounting mismatch or recognizing in profit or loss for loan commitments or financial guarantee contracts.

e)      Employee share-based payment

(a)     For the equity-settled share-based payment arrangements, the employee services received are measured at the fair value of the equity instruments granted at the grant date, and are recognized as compensation cost over the vesting period, with a corresponding adjustment to equity. The fair value of the equity instruments granted shall reflect the impact of market vesting conditions and non-vesting conditions. Compensation cost is subject to adjustment based on the service conditions that are expected to be satisfied and the estimates of the number of equity instruments that are expected to vest under the non-market vesting conditions at each balance sheet date. Ultimately, the amount of compensation cost recognized is based on the number of equity instruments that eventually vest.

(b)    Restricted stocks:

i)       Restricted stocks issued to employees are measured at the fair value of the equity instruments granted at the grant date, and are recognised as compensation cost over the vesting period.

ii)      For restricted stocks where those stocks do not restrict distribution of dividends to employees and employees are not required to return the dividends received if they resign during the vesting period, the Group recognises the fair value of the dividends received by the employees who are expected to resign during the vesting period as compensation cost at the date of dividends declared.

f)      Critical accounting judgments, estimates and key sources of assumption uncertainty

There have been no significant changes as of June 30, 2024. Please refer to Note 4 z) in the consolidated financial statements for the year ended December 31, 2023.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

5.      Cash and cash equivalents

	December 31, 2023	June 30, 2024
Cash on hand and petty cash	$11,775	$25,941
Checking accounts and demand deposits	3,018,523	3,110,614
	$3,030,298	$3,136,555

a)      The Group transacts with a variety of financial institutions all with high credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote.

b)      No cash and cash equivalents of the Group were pledged to others.

6.      Accounts receivable

	December 31, 2023	June 30, 2024
Accounts receivable	$8,914,322	$5,707,752
Less: Loss allowance	(65,938)	(128,602)
	$8,848,384	$5,579,150

a)      The aging analysis of accounts receivable based on past due date are as follows:

	December 31, 2023	June 30, 2024
Not past due	$8,617,498	5,387,032
Past due
Within 1 month	89,953	193,712
31 to 90 days	35,925	16,647
91 to 180 days	138,592	2,964
181 to 270 days	247	107
Over 270 days	32,107	107,290
	$8,914,322	$5,707,752

b)      As of December 31, 2023 and June 30, 2024, accounts receivable were all from contracts with customers.

c)      Without taking into account of any collateral held or other credit enhancements, the amount that best reflects the Group’s maximum exposure to credit risk in respect of the accounts receivable is the carrying amount at the end of each reporting period.

d)      No accounts receivable of the Group were pledged to others.

e)      Information relating to credit risk is provided in Note 41 a).

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

7.      Property, plant and equipment, net

	2024
	Office equipment	Leasehold improvements	Others	Total
January 1
Cost	$1,030,893	$518,320	$93,906	$1,643,119
Accumulated depreciation and impairment	(687,235)	(339,446)	(79,424)	(1,106,105)
	$343,658	$178,874	$14,482	$537,014

January 1	$343,658	$178,874	$14,482	$537,014
Additions	40,911	—	—	40,911
Depreciation expenses	(59,499)	(13,623)	(3,000)	(76,122)
Disposal	(536)	—	—	(536)
Exchange difference	(23,627)	(20,926)	(726)	(45,279)
June 30	$300,907	$144,325	$10,756	$455,988
June 30
Cost	$968,398	$455,528	$88,871	$1,512,797
Accumulated depreciation and impairment	(667,491)	(311,203)	(78,115)	(1,056,809)
	$300,907	$144,325	$10,756	$455,988

No property, plant and equipment were pledged to others.

8.      Leasing arrangements — lessee

a)      The Group leases offices and multifunctional business machines located in Taiwan and Japan. Lease agreements are typically made for periods of 2 to 5 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose covenants, but leased assets may not be used as security for borrowing purposes.

b)      Short-term leases with a lease term of 12 months or less comprise multifunctional printers.

c)      The carrying amount of right-of-use assets and the depreciation expenses are as follows:

	December 31, 2023	June 30, 2024
	Carrying amount	Carrying amount
Buildings	$6,121,258	$5,158,229
Machinery and equipment	19,557	14,543
	$6,140,815	$5,172,772
	Year ended December 31, 2023	Six months ended June 30, 2024
	Depreciation expenses	Depreciation expenses
Buildings	$862,258	485,782
Machinery and equipment	3,532	2,797
	$865,790	488,579

d)      For the six months ended June 30, 2023 and 2024, additions to right-of-use assets were $6,396,692 (including $6,371,979 acquired from MG at the acquisition date) and $345,050, respectively.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

8.      Leasing arrangements — lessee (cont.)

e)      The information on profit or loss accounts relating to lease contracts is as follows:

	Six months ended June 30
	2023	2024
Items affecting profit or loss
Interest expense on lease liabilities	$10,572	$31,212
Expense on short-term lease contracts	19,579	21,161

f)      For the six months ended June 30, 2023 and 2024, the Group’s total cash outflow for leases were $381,361 and $569,623, respectively.

9.      Goodwill and intangible assets

	2024
	Goodwill	Trademarks	Customer relationships	Website platform	Computer software	Total
January 1
Cost	$60,741,929	$22,083,887	$13,788,135	566,591	$2,139,623	$99,320,165
Accumulated amortization and impairment	—	(71,065)	(3,520,167)	(236,079)	(1,345,098)	(5,172,409)
	$60,741,929	$22,012,822	$10,267,968	$330,512	$794,525	$94,147,756

January 1	$60,741,929	$22,012,822	$10,267,968	$330,512	$794,525	$94,147,756
Additions	—	877	—	—	142,330	143,207
Amortization expenses	—	(25,604)	(842,516)	(54,490)	(121,755)	(1,044,365)
Exchange difference	(518,647)	(28,004)	(109,962)	(16,815)	(73,164)	(746,592)
June 30	$60,223,282	$21,960,091	$9,315,490	$259,207	$741,936	$92,500,006
June 30
Cost	$60,223,282	$22,052,348	$13,504,403	$536,210	$1,938,426	$98,254,699
Accumulated amortization and impairment	—	(92,257)	(4,188,913)	(277,003)	(1,196,490)	(5,754,663)
	$60,223,282	$21,960,091	$9,315,490	$259,207	$741,936	$92,500,006

10.    Impairment of non-financial assets

a)      Impairment for goodwill

Goodwill is monitored by management at the level of entities. Summary of the goodwill allocation is presented below:

December 31, 2023	AD2	SC+ST	POLYDICE	MG	Total
Goodwill	1,882,400	5,428,655	2,361,421	51,069,453	60,741,929
June 30, 2024	AD2	SC+ST	POLYDICE	MG	Total
Goodwill	1,781,464	5,137,566	2,234,799	51,069,453	60,223,282

The Group tests whether goodwill has suffered any impairment at least once on an annual basis. For year 2023 and the six months ended June 30, 2024, the recoverable amount of the cash-generating units (CGUs) was determined based on value in use calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a 5 to 10 year period.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

10.    Impairment of non-financial assets (cont.)

Cash flows beyond the 5 to 10 year are extrapolated using the estimated growth rates stated below. These growth rates are consistent with forecasts included in industry reports specific to the industry in which each CGU operates.

There was no impairment loss for the six months ended June 30, 2023 and 2024.

The following table sets out the key assumptions for those CGUs that have significant goodwill allocated to them:

2023	AD2		SC + ST		POLYDICE		MG
Sales (annual growth rate)	12%		1	%~12%	11%		5	%~33%
Budgeted gross margin	50%		20%		85%		30	%~43%
Operating expense	32	%~44%	4	%~5%	49	%~71%	24	%~28%
Annual capital expenditure	$29,306~$39,075		$19,538		$14,653		$488,000,~$1,830,000
Long-term growth rate	1.50%		1.50%		1.50%		1.50%
Pre-tax discount rate	14.90%		14.90%		14.90%		14.30%
2024	AD2		SC + ST		POLYDICE		MG
Sales (annual growth rate)	10%		11%		11%		5	%~33%
Budgeted gross margin	47%		22%		82%		30	%~43%
Operating expense	39	%~51%	8	%~10%	54	%~79%	24	%~28%
Annual capital expenditure	$36,980		$18,490		$13,867		$428,953~$1,608,211
Long-term growth rate	1.50%		1.50%		1.50%		1.50%
Pre-tax discount rate	14.90%		14.90%		14.90%		14.30%

Management has determined the values assigned to each of the above key assumptions as follows:

Assumption	Approach used to determine values
Sales

Average annual growth rate over the five to ten year forecast period; based on past performance, management’s expectations of market development, current industry trends and including long-term inflation forecasts for each territory.

Budgeted gross margin	Based on past performance and management’s expectations for the future.
Operating expense	Management forecasts these costs based on the current structure of the business, adjusting for inflationary increases but not reflecting any future restructurings or cost saving measures.
Annual capital expenditure

Expected cash costs in the CGUs. This is based on the historical experience of management, and the planned refurbishment expenditure. No incremental revenue or cost savings are assumed in the value in use model as a result of this expenditure.

Long-term growth rate	This is the weighted average growth rate used to extrapolate cash flows beyond the budget period. The rates are consistent with forecasts included in industry reports.
Pre-tax discount rates	Reflect specific risks relating to the relevant segments and the countries in which they operate.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

10.    Impairment of non-financial assets (cont.)

b)      For significant estimate: impact of possible changes in key assumptions

Ad2 CGU

The recoverable amount of the AD2 CGU is estimated to exceed the carrying amount of the CGU as of June 30, 2024 by $2,406,804 (December 31, 2023: $7,673,909).

The recoverable amount of this CGU would equal its carrying amount if the key assumptions were to change as follows:

	December 31, 2023		June 30, 2024
	From	To	From	To
Pre-tax discount rate	14.90%	38.90%	14.90%	24.40%
Long-term growth rate	1.50%	0.50%	1.50%	0.50%

Management have considered and assessed reasonably possible changes for other key assumptions and have not identified any instances that could cause the carrying amount of the AD2 CGU to exceed its recoverable amount.

SC + ST CGU

The recoverable amount of the SC + ST CGU is estimated to exceed the carrying amount of the CGU as of June 30, 2024 by $2,610,375 (December 31, 2023: $3,033,011).

The recoverable amount of this CGU would equal its carrying amount if the key assumptions were to change as follows:

	December 31, 2023		June 30, 2024
	From	To	From	To
Pre-tax discount rate	14.90%	19.40%	14.90%	18.90%
Long-term growth rate	1.50%	0.50%	1.50%	0.50%

The directors and management have considered and assessed reasonably possible changes for other key assumptions and have not identified any instances that could cause the carrying amount of the SC + ST CGU to exceed its recoverable amount.

POLYDICE CGU

The recoverable amount of the POLYDICE CGU is estimated to exceed the carrying amount of the CGU as of June 30, 2024 by $4,262,601 (December 31, 2023: $3,701,927).

The recoverable amount of this CGU would equal its carrying amount if the key assumptions were to change as follows:

	December 31, 2023		June 30, 2024
	From	To	From	To
Pre-tax discount rate	14.90%	24.40%	14.90%	27.40%
Long-term growth rate	1.50%	1.00%	1.50%	1.00%

The directors and management have considered and assessed reasonably possible changes for other key assumptions and have not identified any instances that could cause the carrying amount of the POLYDICE CGU to exceed its recoverable amount.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

10.    Impairment of non-financial assets (cont.)

MG CGU

The recoverable amount of the MG CGU is estimated to exceed the carrying amount of the CGU at June 30, 2024 by $4,613,545 (December 31, 2023: $12,905,913).

The recoverable amount of this CGU would equal it’s carrying amount if the key assumptions were to change as follows:

	December 31, 2023		June 30, 2024
	From	To	From	To
Pre-tax discount rate	14.30%	15.30%	14.30%	14.75%
Long-term growth rate	1.50%	1.00%	1.50%	1.00%

The directors and management have considered and assessed reasonably possible changes for other key assumptions and have not identified any instances that could cause the carrying amount of the MG CGU to exceed its recoverable amount.

11.    Short-term borrowings

Type of loans	December 31, 2023		June 30, 2024
Bank loans
Secured bank loans	$1,269,945		$938,443
Unsecured bank loans	3,103,473		2,054,345
Other loans	876,815		355,395
	$5,250,233		$3,348,183
Interest rate range	0.53	%~8%	0.70	%~8%
Unused credit lines of short-term bank loans
US$	—		844,169

As of June 30, 2024, the Company issued convertible promissory notes aggregating to $1,475,471 to its existing shareholders and other third parties, of which, part of the convertible promissory notes is issued in exchange to terminate the short-term borrowing plus accumulated interest totaled $509,041 (classified as “Other loans”), please see Note 12d) for the terms and conditions of the convertible promissory notes.

The table below summarizes the maturity profile of the short-term borrowings excluding the current portion of long-term borrowings (see Note 15 for further information) as of June 30, 2024 based on the contractual due date:

	1 to 3 months	4~6 months	Over 6 months	Total
Type of loans
Secured bank loans	$—	$275,039	$663,404	$938,443
Unsecured bank loans	1,864,141	33,565	156,639	2,054,345
Other loans	355,395	—	—	355,395
	$2,219,536	$308,604	$820,043	$3,348,183

Information relating to interest rate risk and liquidity risk are provided in Note 41 a).

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

12.    Financial liabilities at fair value through profit or loss

	December 31, 2023	June 30, 2024
Current item:
Financial liabilities mandatorily measured at fair value through profit or loss
Contingent consideration of acquisition of subsidiaries	$53,166	$—
Add: Valuation adjustment and net exchange differences	7,498	—
	60,664	—
Convertible promissory note	—	1,475,471
Add: Valuation adjustment	—	62,529
	—	1,538,000
Total current item	$60,664	$1,538,000

a)      Amounts recognized in profit of loss in relation to the financial liabilities at fair value through profit or loss are listed below:

	Six months ended June 30 2023	Six months ended June 30 2024
Financial liabilities at fair value through profit or loss
Contingent consideration of acquisition of subsidiaries	$39,398	$58,383
Preference shares liabilities	5,436,783	—
Convertible promissory note	—	(62,529)
	$5,476,181	$(4,146)

b)      In accordance with the share purchase agreements for the acquisition of POLYDICE in year 2022 and the acquisition of SC in year 2020, the Group shall give additional acquisition consideration and recognize relevant contingent consideration at fair value on the acquisition date if the acquired company achieves specific performance conditions within a certain period after the acquisition. The contingent consideration that will be liquidated in cash or other financial assets is recognized as financial liabilities designated at fair value through profit and loss, and the subsequent achievement are as follows:

i)       Contingent consideration for the acquisition of POLYDICE is available from year 2022 to 2024. For the year 2022, POLYDICE met the performance target and the Group paid out part of the contingent consideration in cash totaled $400,000 in 2023. For the year 2023, POLYDICE failed to meet the performance target, therefore, the relevant contingent consideration was written off and recognized in “other gains and losses”. The remaining contingent consideration totaled $60,664 is expected to fail to meet the performance target, therefore, the relevant contingent consideration was written off and recognized in “other gains and loss’’ for the year 2024.

ii)      Contingent consideration for the acquisition of SC is available from year 2021 to 2022. For the year 2021, SC met the performance target and the Group paid out the contingent consideration of cash $150,000 in 2022 and 201,939 ordinary shares in 2023. For the year 2022, SC met the performance target and the Group paid out the contingent consideration of cash $150,000 in 2022 and 134,626 ordinary shares in 2023.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

12.    Financial liabilities at fair value through profit or loss (cont.)

c)      As shown in the table below, the Company issued series of convertible preference shares, which was assessed as financial liabilities at fair value through profit or loss due to either its redemption option or contingent settlement provisions feature. On May 12, 2022, the Company issued 2,804 thousand of Series D-2 shares at $0.7845 per share totaled $2,199,999. On May 22, 2023, all series of preferred shares had been converted to ordinary shares at a 1:1 conversion ratio totaled $26,911,070. The decrease in fair value prior to conversion was mainly due to the probability of liquidation and redemption have decreased and the probability of mandatory conversion has increased under the option pricing model that was used for valuation. Information related to the methods and assumptions used for the fair value estimates are provided in Note 41 b) (b).

	Authorized shares (in thousands of shares)	Issuance date	Shares issued (in thousands of shares)	Total issuance amount	December 31, 2022		May 22, 2023
					Share price	Total amount	Share price	Total amount
Series A	6,070	2015.5.20~2016.7.20	6,069	$1,200,000	0.720842	$4,374,631	0.725968	$4,405,739
Series B	6,000	2016.10.31~2017.4.11	5,917	1,869,000	0.848454	5,020,231	0.745331	4,410,061
Series B-1	410	2017.11.9~2017.11.27	408	180,000	0.907989	370,820	0.752824	307,451
Series C	7,152	2018.2.1~2019.3.14	7,152	3,500,000	0.931615	6,662,455	0.755296	5,401,508
Series C-1	4,375	2019.3.14~2019.10.2	4,374	2,217,055	0.893186	3,906,631	0.750359	3,282,230
Series C-2	1,770	2019.6.13~2019.10.2	1,767	1,103,300	0.940657	1,662,560	0.756533	1,337,131
Series D-1	4,207	2020.6.25	4,207	3,300,000	1.069958	4,500,779	0.783391	3,295,335
Series D-2	11,100	2020.11.19~2022.5.12	5,854	4,592,249	0.999320	5,849,746	0.763892	4,471,615
Total				$17,961,604		$32,347,853		$26,911,070

According to the Company’s Article of Association, the rights, preferences, and privileges of the above preference shareholders are as follows:

Dividend:

i)       Series D-1: 10% of non-cumulative dividends should be declared by the Board of Directors at its discretion.

ii)      All Series except Series D-1: 8% of non-cumulative dividends should be declared by the Board of Directors at its discretion.

The ranking of claims are holders of the Series D-1, Series D-2, Series C-2, Series C-1, Series C, Series B-1, Series B, Series A preferred shares and ordinary shares of the Company.

Conversion rights:

The contractual conversion price is the initial subscription price (i.e., the conversion ratio is 1:1). The conversion price of the ordinary share is subject to adjustments if the condition of the anti-dilution provision occurs subsequently. The conversion price will be adjusted based on the pricing model specified in the Articles of Association.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

12.    Financial liabilities at fair value through profit or loss (cont.)

The shareholders of preferred shares may request the conversion to ordinary shares at any time. The remaining unconverted preferred shares will automatically be converted into ordinary shares of the Group if:

i)       The Series D-1 preferred shares exceeds 80%, and more than two-thirds of the shareholders of the other preferred stocks issued and outstanding by the Group converted into ordinary shares; or

ii)      The Group meets the conditions or qualifications for listing under the Articles of Association.

Liquidation preferences:

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or any deemed liquidation event, the assets of the Company or the consideration of the deemed liquidation event available for distribution to its shareholders, as the case may be, should be distributed among the shareholders.

The Series D-1 preferred shares shall be repaid first before any other class of shares at amount per share limited to the greater of 150.95% of the issuing price or at the conversion price if the shares have been converted into common shares.

If a merger or reorganization of the Company occurred (unless existing shareholders retain more than 50% of the total voting power), such events shall be deemed as Deemed Liquidation Event. unless:

i)       the holders of at least two-thirds of all outstanding preferred shares, and

ii)      the holders of at least eighty percent (80%) of the Series D-1 preferred shares then outstanding, each voting as a separate class on an as converted to ordinary shares basis, may elect not to apply the process of liquidation in the event of a Deemed Liquidation Event. Thus, if an uncertain event occurred in the future, the Company has a contractual obligation to deliver cash to convertible preference shareholders.

Voting rights:

Each preferred shareholder shall be entitled to one vote for each ordinary share then-issuable upon conversion of the preferred shares as of the record date for such vote or, if no record date is specified, as of the date of such vote.

Redemption rights (Series D-1 only):

Unless prohibited by Cayman law governing distributions to shareholders, the shareholders of Series D-1 preferred shares may make a written request to the Group for redemption within one month of the expiration date on June 24, 2023, at the higher amounts of 130% of the issue price; or fair market value.

Subscription right (Series D-1 only):

A stock warrant (“Series D-1 warrant”) was granted to Series D-1 preferred shareholders to purchase a total of additional 6,309,752 common shares at the subscription ratio of 1:1.5 at the initial subscription price. The Series D-1 warrant had an expiry date on June 24, 2022, and no additional common shares were subscribed before the warrant expired.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

12.    Financial liabilities at fair value through profit or loss (cont.)

d)      As of June 30, 2024, the Company issued convertible promissory notes to its existing shareholders and other third parties as follows:

June 30, 2024
Holder	Issuance date	Issuance amount	Interest rate	Note
A	2024.1.2	$509,041	10%	1
B	2024.1.4	300,000	10%	2
A	2024.3.6	250,000	10%	2
C	2024.3.19	100,000	10%	2
D	2024.3.20	66,430	10%	2
E	2024.5.16	100,000	10%	2
F	2024.6.3	150,000	10%	2
		$1,475,471

____________

Note 1:    This convertible promissory note is issued in exchange to terminate the short-term borrowing plus accumulated interest totaled $509,041, please see Note 11 for details.

Note 2:    The convertible promissory notes are issued for cash.

The promissory notes (refer as the “2024 Convertible Promissory Notes”) issued have terms and conditions as follows:

i)       Maturity date: December 7, 2024. Upon maturity, all amounts outstanding and accrued but unpaid interest shall become due and payable in cash.

ii)      Interest: 10% per annum.

iii)    Voluntary conversion: The holders of the 2024 Convertible Promissory Notes have the right to convert all or any part of the outstanding principal and accrued interest into ordinary shares of the Company at a conversion price equal to 90% of the per share price if the Company completes an equity financing (refer as the “Conversion Price”) under which it raises not less than $5,000,000 on or before the mature day.

iv)     Automatic conversion: Immediately after the closing of de-SPAC transaction, the outstanding principal plus accrued interest will automatically convert into ordinary shares at the Conversion Price.

13.    Financial liabilities at amortized cost

	December 31, 2023	June 30, 2024
Current:
Subsidiary’s preferred shares liabilities	$97,688	$—
Non-controlling shareholders’ conversion right	673,722	673,722
	$771,410	$673,722
Non-current:
Subsidiary’s preferred shares liabilities	$1,856,073	$1,953,761
Add: Net exchange differences	—	(104,763)
	$1,856,073	$1,848,998

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

13.    Financial liabilities at amortized cost (cont.)

a)      Amounts recognized in profit or loss in relation to financial liabilities at amortized cost are listed below:

	Six months ended June 30, 2023	Six months ended June 30, 2024
Finance costs	$14,604	$14,102

b)      On August 15, 2020, TNL TW, a subsidiary of the Company, issued Class A preferred shares to the National Development Fund of the Executive Yuan. The Class A preferred shares of TNL TW are assessed as liabilities in accordance with the rights of the shareholders, the conditions of issuance of Class A preferred shares are as follows:

i)       Shares issued: 500 thousand shares of TNL TW

ii)      Issue price: NT$60,000,000 (US$ 1,953,761)/NT$120 (US$3.907) per share

iii)    Expiration date: Initially on August 13, 2023 (allowed to withdrawal in advance in certain circumstances), which is extended to February 13, 2026 in June 2024 by the National Development Fund of the Executive Yuan. Upon expiration, the shares shall be retired in 15 equal quarterly installments in cash.

iv)     Dividend: 1.5% per year, cumulative, no participation in ordinary shares and other preferred shares in respect of distributions of earnings and capital surplus.

v)      Liquidation preference: The shareholders of the Class A preferred shares take precedence over the shareholders of the ordinary shares and other preferred shares in the order of distribution of residual property of TNL TW. However, it shall not exceed the total subscription amount plus the dividends not yet received during the issued period.

vi)     The Class A preferred shares does not have the right to vote and vote for the distribution of excess dividends, however, the shareholders of the Class A preferred shares may vote on matters related to their rights.

vii)    The Class A preferred shares has no right to be converted into the ordinary shares.

c)      In accordance with the investment agreements by DaEX and each of certain DaEX’s non-controlling shareholders, and the joint venture agreement by TNL TW and AccuHit AI Technology Taiwan Co., Ltd (a DaEX’s non-controlling shareholders), each of certain DaEX non-controlling shareholders (the “DaEX Conversion Right Holders”) has the right to, before de-SPAC of the Company, convert their shares of DaEX into the shares of the Company. The value of the DaEX converted shares shall not be less than NT$20,690,000 (US$673,722), which was the initial investment amount of certain DaEX non-controlling shareholders, and the actual conversion price shall be agreed upon by the parties in writing. As DaEX’s fair value in proportion to the shareholding percentage has dropped below the initial investment amount of certain DaEX non-controlling shareholders as of December 31, 2023 and June 30, 2024, no valuation adjustments was recorded.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

14.    Other payables

	December 31, 2023	June 30, 2024
Salaries and bonuses payable	$2,248,023	$1,788,553
Brand promotion/advertising fees payable	161,368	148,563
Labor and health insurance payable	303,092	311,315
Sales tax payable	603,336	281,672
Professional fee payable	2,746,599	5,176,181
Other expense payable	842,608	574,053
	$6,905,026	$8,280,337

Professional fee payable is for legal, accounting and consulting services related to the acquisition of MG and the de-SPAC transaction.

15.    Long-term borrowings

Type of borrowings	December 31, 2023	June 30, 2024
Bank loans
Secured loans	$4,900,044	$5,824,930
Unsecured loans	592,637	861,331
	5,492,681	6,686,261
Less: Current portion	(2,370,305)	(3,108,936)
	$3,122,376	$3,577,325

a)      Refer to table below for details of long-term borrowing.

Lender A refers to First Commercial Bank;

Lender B refers to Taishin International Bank;

Lender C refers to Taiwan Business Bank;

Lender D refers to Chailease Holding Company Ltd.;

Lender E refers to Shanghai Commercial and Savings Bank Ltd,;

Lender F refers to Chang Hwa Commercial Bank, Ltd.;

Lender G refers to Sumitomo Mitsui Banking Corporation;

Lender H refers to DBS Bank (Taiwan) Ltd.;

Lender I refers to CTBC Bank Co., Ltd.;

Lender J refers to E.SUN Commercial Bank, Ltd.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

15.    Long-term borrowings (cont.)

As of December 31, 2023
Lender	Facility period	Credit facility	Type	Outstanding amount	Undrawn amount	Interest rate	Guarantor	Collateral
A	2022.12.12 – 2025.12.12	$162,813	Secured	$109,889	—	2.700%	Tzu-Wei Chung	$—
A	2022.06.24 – 2025.06.24	293,064	Secured	149,148	—	2.480%	Tzu-Wei Chung	—
A	2022.06.24 – 2025.06.24	65,125	Secured	33,144	—	2.480%	Tzu-Wei Chung	—
A	2023.12.28 – 2026.12.27	146,532	Secured	146,532	—	2.700%	Tzu-Wei Chung	14,653
A	2023.10.17 – 2026.10.16	195,376	Secured	184,932	—	2.700%	Tzu-Wei Chung	—
A	2023.10.17 – 2026.10.17	146,532	Secured	138,699	—	2.700%	Tzu-Wei Chung	—
A	2023.09.27 – 2026.09.26	195,376	Secured	179,692	—	2.700%	Tzu-Wei Chung	—
A	2022.09.29 – 2025.09.29	65,125	Secured	38,561	—	2.480%	Tzu-Wei Chung	—
A	2022.06.24 – 2025.06.24	65,125	Secured	33,144	—	2.480%	Tzu-Wei Chung	—
A	2023.12.28 – 2026.12.27	146,532	Secured	146,532	—	2.700%	Tzu-Wei Chung	14,653
B	2022.09.23 – 2024.09.23	488,440	Secured	183,165	—	2.510%	Tzu-Wei Chung	97,688
B	2023.07.27 – 2025.07.27	488,440	Secured	386,682	—	2.910%	Tzu-Wei Chung	146,532
C	2021.09.30 – 2026.09.30	162,813	Secured	114,694	—	3.750%	Tzu-Wei Chung	—
C	2020.08.24 – 2025.08.24	97,688	Secured	36,238	—	2.750%	Tzu-Wei Chung	—
C	2023.11.08 – 2028.11.08	325,627	Secured	192,510	132,107	2.095%	Tzu-Wei Chung	—
D	2022.08.31 – 2024.08.31	1,139,694	Unsecured	253,985	—	2.746%	Tzu-Wei Chung	—
D	2023.06.08 – 2025.06.08	455,878	Unsecured	338,652	—	3.500%	Tzu-Wei Chung	—
E	2021.06.07 – 2026.06.07	976,880	Secured	530,632	—	3.250%	Tzu-Wei Chung	—
E	2021.10.20 – 2026.10.20	846,630	Secured	483,013	—	3.000%	Tzu-Wei Chung	—
E	2021.09.06 – 2024.09.06	130,251	Secured	32,562	—	3.500%	Tzu-Wei Chung	—
E	2022.01.05 – 2025.01.05	130,251	Secured	47,034	—	3.500%	Tzu-Wei Chung	—
E	2023.07.26 – 2028.07.26	325,627	Secured	298,491	—	2.095%	Tzu-Wei Chung	—
E	2022.11.25 – 2027.11.25	1,302,507	Secured	1,059,319	—	3.250%	Tzu-Wei Chung	—
F	2021.06.28 – 2026.06.28	325,627	Secured	182,292	—	3.250%	Tzu-Wei Chung	—
G	2020.09.28 – 2030.09.27	282,905	Secured	193,139	—	1.000%	—	—
				$5,492,681
As of June 30, 2024
Lender	Facility period	Credit facility	Type	Outstanding amount	Undrawn amount	Interest rate	Guarantor	Collateral
A	2022.06.24 – 2025.06.24	$277,350	Secured	$94,702	—	2.605%	Tzu-Wei Chung	$—
A	2022.06.24 – 2025.06.24	61,633	Secured	21,045	—	2.605%	Tzu-Wei Chung	—
A	2022.06.24 – 2025.06.24	61,633	Secured	21,045	—	2.605%	Tzu-Wei Chung	—
A	2022.09.29 – 2025.09.29	61,633	Secured	26,232	—	2.605%	Tzu-Wei Chung	—
A	2022.12.12 – 2025.12.12	154,083	Secured	78,534	—	2.825%	Tzu-Wei Chung	—
A	2023.09.27 – 2026.09.26	184,900	Secured	140,090	—	2.825%	Tzu-Wei Chung	—
A	2023.10.17 – 2026.10.16	184,900	Secured	145,120	—	2.700%	Tzu-Wei Chung	—
A	2023.10.17 – 2026.10.16	138,675	Secured	108,840	—	2.700%	Tzu-Wei Chung	—
A	2023.12.28 – 2026.12.27	138,675	Secured	116,354	—	2.825%	Tzu-Wei Chung	13,867
A	2023.12.28 – 2026.12.27	138,675	Secured	116,354	—	2.825%	Tzu-Wei Chung	13,867
B	2022.09.23 – 2024.09.23	462,250	Secured	57,781	—	2.510%	Tzu-Wei Chung	92,450
B	2023.07.27 – 2025.07.27	462,250	Secured	250,385	—	2.910%	Tzu-Wei Chung	138,675
C	2021.09.30 – 2026.09.30	154,083	Secured	89,766	—	3.875%	Tzu-Wei Chung	—
C	2020.08.24 – 2025.08.24	184,900	Secured	24,175	—	2.875%	Tzu-Wei Chung	—
C	2023.11.08 – 2028.11.08	308,166	Secured	279,275	—	2.220%	Tzu-Wei Chung	—
D	2022.08.31 – 2024.08.31	1,078,582	Unsecured	60,097	—	2.746%	Tzu-Wei Chung	—
D	2023.06.08 – 2025.06.08	431,433	Unsecured	209,553	—	3.500%	Tzu-Wei Chung	—
D	2024.04.26 – 2026.04.26	647,149	Unsecured	591,681	—	3.625%	Tzu-Wei Chung	—
E	2021.06.07 – 2026.12.07	924,499	Secured	409,728	—	3.375%	Tzu-Wei Chung	—
E	2021.09.06 – 2024.09.06	123,267	Secured	10,271	—	3.625%	Tzu-Wei Chung	—

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

15.    Long-term borrowings (cont.)

As of June 30, 2024
Lender	Facility period	Credit facility	Type	Outstanding amount	Undrawn amount	Interest rate	Guarantor	Collateral
E	2021.10.20 – 2026.10.20	801,233	Secured	376,990	—	3.125%	Tzu-Wei Chung	—
E	2022.01.05 – 2025.01.05	123,267	Secured	23,968	—	3.625%	Tzu-Wei Chung	—
E	2022.11.25 – 2027.11.25	1,232,666	Secured	874,536	—	3.375%	Tzu-Wei Chung	—
E	2023,07.26 – 2028.07.26	308,166	Secured	251,669	—	2.220%	Tzu-Wei Chung	—
F	2024.02.01 – 2029.02.01	46,225	Secured	43,143	—	3.000%	Tzu-Wei Chung	—
G	2020.09.28 – 2030.09.27	248,633	Secured	157,285	—	1.000%	—	—
H	2024.03.15 – 2026.03.15	893,683	Secured	784,520	—	2.630%	Tzu-Wei Chun	44,684
I	2024.04.26 – 2027.04.26	924,499	Secured	873,138	—	2.931%	Tzu-Wei Chun	—
J	2024.05.13 – 2027.05.13	462,250	Secured	449,984	—	3.120%	Tzu-Wei Chun	—
				$6,686,261

b)      Information about the items that are pledged to others as collaterals for long-term bank loans is provided in Note 36.

c)      Information relating to interest rate risk and liquidity risk are provided in Note 41 a).

16.    Pensions_ Defined Contribution Plans

Effective from July 1, 2005, the Company’s subsidiaries in Taiwan established a defined contribution pension plan (“New Plan”) under the Labor Pension Act, covering all regular employees with ROC nationality. Under the New Plan, the Company’s subsidiaries in Taiwan contributes monthly an amount based on 6% of the employees’ monthly salaries and wages to the employees’ individual pension accounts at the Bureau of Labor Insurance. The benefits accrued are paid monthly or in lump sum upon termination of employment. The pension costs under defined contribution pension plans of the Company’s subsidiaries in Taiwan for the six months ended June 30, 2023 and 2024 were $183,032 and $194,934, respectively.

The Company’s subsidiaries in Japan and Hong Kong adopted a defined contribution pension plan in accordance with the local regulations, and contributions are based on a certain percentage of employees’ salaries and wages. Other than the yearly contribution, the subsidiary has no further obligations. The pension costs of the subsidiaries for Hong Kong for the six months ended June 30, 2023 and 2024 were $919 and $534, respectively. The pension costs of the subsidiaries for Japan for the six months ended June 30, 2023 and 2024 were $72,341 and $255,726, respectively.

17.    Share-based payment

a)      For the six months ended June 30, 2024, the Group’s share-based payment arrangements were as follows:

Type of arrangement	Grant date	Quantity granted	Contract period	Vesting conditions
Employee stock options	May 14, 2015	2,872,556	10 years	Note 1
Employee stock options	May 14, 2015	1,508,094	10 years	Note 1
Employee stock options	April 14, 2016	71,814	10 years	Note 2
Employee stock options	April 14, 2016	430,883	10 years	Note 3
Employee stock options	April 7, 2017	324,764	10 years	Note 1
Employee stock options	March 11, 2019	33,331	10 years	Note 1
Employee stock options	March 11, 2019	33,331	10 years	Note 1
Employee stock options	March 11, 2019	33,331	10 years	Note 1
Employee stock options	October 4, 2019	33,331	10 years	Note 1
Employee stock options	January 9, 2020	33,331	10 years	Note 1
Employee stock options	March 9, 2020	33,331	10 years	Note 1

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

17.    Share-based payment (cont.)

Type of arrangement	Grant date	Quantity granted	Contract period	Vesting conditions
Employee stock options	April 27, 2020	15,000	10 years	Note 1
Employee stock options	July 31, 2020	600,000	10 years	Note 1
Employee stock options	November 2, 2020	450,000	10 years	Note 1
Employee stock options	May 3, 2021	300,000	10 years	Note 1
Employee stock options	July 1, 2021	33,331	10 years	Note 1
Employee stock options	July 1, 2021	33,331	10 years	Note 1
Employee stock options	July 1, 2021	33,331	10 years	Note 1
Employee stock options	September 1, 2021	15,000	10 years	Note 3
Employee stock options	February 10, 2022	33,331	10 years	Note 1
Employee stock options	February 10, 2022	96,662	10 years	Note 1
Employee stock options	February 10, 2022	66,284	10 years	Note 1
Employee stock options	February 10, 2022	299,808	10 years	Note 4
Employee stock options	June 10, 2022	96,546	10 years	Note 3
Employee stock options	June 10, 2022	118,000	10 years	Note 3
Employee stock options	June 21, 2022	316,582	10 years	Note 4
Employee stock options	May 31, 2023	27,000	10 years	Note 1
Employee stock options	May 31, 2023	91,662	10 years	Note 1
Employee stock options	May 31, 2023	95,000	10 years	Note 1
Employee stock options	July 31, 2023	135,000	10 years	Note 1
Employee stock options	July 31, 2023	50,000	10 years	Note 1
Employee stock options	July 31, 2023	245,000	10 years	Note 1
Employee stock options	August 21, 2023	100,000	10 years	Note 1
Employee stock options	January 1, 2024	20,000	10 years	Note 3
Employee stock options	January 1, 2024	50,000	10 years	Note 1
Employee stock options	January 1, 2024	20,000	10 years	Note 1
Restricted stocks to employees	January 1, 2024	41,667	4 years	Note 1,5

____________

Note 1:    Twenty-five percent of the shares subject to the option shall vest on the one-year anniversary of the vesting commencement date. For the remaining seventy five percent, one forty-eighth of the shares subject to the option shall vest each month thereafter on the same day of the month as the vesting commencement date, subject to participant continuing to be a service provider through each such date.

Note 2:    All of the shares subject to the option shall vest on the one-year anniversary of the vesting commencement date, subject to participant continuing to be a service provider through each such date.

Note 3:    One-third of the shares subject to the option shall vest on the one-year anniversary of the vesting commencement date, and one-third of the shares subject to the option shall vest each year thereafter on the anniversary of the vesting commencement date, subject to participant continuing to be a service provider through each such date.

Note 4:    All shares subject to the option shall vest immediately.

Note 5:    The restricted stocks issued by the company cannot be transferred during the vesting period, but voting right and dividend right are not restricted on these stocks.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

17.    Share-based payment (cont.)

The share-based payment arrangements above are settled by equity.

b)      Details of the share-based payment arrangements are as follows:

	2023
Stock options	No. of options	Weighted-average exercise price
Options outstanding at January 1	6,325,548	0.286188
Options granted	213,662	0.779230
Option exercised	(214,546)	0.289369
Options forfeited	(15,000)	0.784500
Options outstanding at June 30	6,309,664	0.301591
Options exercisable at June 30	5,537,734
	2024
Stock options	No. of options	Weighted-average exercise price
Options outstanding at January 1	6,523,082	0.360531
Options granted	90,000	0.940744
Options forfeited	(125,000)	1.116900
Options outstanding at June 30	6,488,082	0.354007
Options exercisable at June 30	5,973,456
2024
Restricted stocks	No. of restricted stocks
Restricted stocks granted but not yet vested at January 1	—
Restricted stocks granted	41,667
Restricted stocks vested	—
Restricted stocks granted but not yet vested at June 30	41,667

c)      The expiry date and exercise price of stock options outstanding at balance sheet date are as follows:

		December 31, 2023		June 30, 2024
Grant date	Expiration Date	Quantity	Exercise price	Quantity	Exercise price
May 14, 2015	May 13, 2025	2,872,556	0.019773	2,872,556	0.019773
May 14, 2015	May 13, 2025	430,884	0.019773	430,884	0.019773
April 14, 2016	April 13, 2026	71,814	0.019773	71,814	0.019773
April 7, 2017	April 6, 2027	324,764	0.315874	324,764	0.315874
March 11, 2019	March 10, 2029	33,331	0.489407	33,331	0.489407
March 11, 2019	March 10, 2029	33,331	0.489407	33,331	0.489407
October 4, 2019	October 3, 2029	33,331	0.624234	33,331	0.624234
January 9, 2020	January 8, 2030	33,331	0.489407	33,331	0.489407
July 31, 2020	July 30, 2030	600,000	0.742800	600,000	0.742800
November 2, 2020	November 1, 2030	450,000	0.624234	450,000	0.624234
May 3, 2021	May 2, 2031	300,000	0.742800	300,000	0.742800
July 1, 2021	June 30, 2031	33,331	0.784500	33,331	0.784500
July 1, 2021	June 30, 2031	33,331	0.784500	33,331	0.784500
July 1, 2021	June 30, 2031	33,331	0.489407	33,331	0.489407

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

17.    Share-based payment (cont.)

		December 31, 2023		June 30, 2024
Grant date	Expiration Date	Quantity	Exercise price	Quantity	Exercise price
February 10, 2022	February 9, 2032	33,331	0.489407	33,331	0.489407
February 10, 2022	February 9, 2032	96,662	0.784500	96,662	0.784500
February 10, 2022	February 9, 2032	66,284	0.784500	66,284	0.784500
February 10, 2022	February 9, 2032	299,808	0.784500	299,808	0.784500
May 31, 2023	May 30, 2033	27,000	0.742800	27,000	0.742800
May 31, 2023	May 30, 2033	91,662	0.784500	66,662	0.784500
May 31, 2023	May 30, 2033	95,000	0.784500	95,000	0.784500
July 31, 2023	July 30, 2033	135,000	0.997300	135,000	0.997300
July 31, 2023	July 30, 2033	50,000	0.997300	50,000	0.997300
July 31, 2023	July 30, 2033	245,000	0.997300	245,000	0.997300
August 21, 2023	August 20, 2033	100,000	1.200000	—	—
January 1, 2024	December 31, 2033	—	—	20,000	0.742800
January 1, 2024	December 31, 2033	—	—	50,000	0.997300
January 1, 2024	December 31, 2033	—	—	20,000	0.997300

d)      The fair value of stock options granted on grant date is measured using the binomial model. Relevant information is as follow:

Type of Arrangement	Grant date	Stock price	Exercise price	Expected price volatility	Expected option life	Expected dividend	Risk-free interest rate	Fair value per unit
Employee stock options	May 14, 2015	0.044072	0.019773	40%	9.38	—	2.231%	0.024321~0.027843
Employee stock options	May 14, 2015	0.044072	0.019773	40%	7.80	—	2.231%	0.026463~0.029335
Employee stock options	April 14, 2016	0.047936	0.019773	44%	10.00	—	1.793%	0.028181
Employee stock options	April 14, 2016	0.047936	0.019773	44%	8.79	—	1.793%	0.028907~0.031912
Employee stock options	April 7, 2017	0.030749	0.315874	42%	7.84	—	2.383%	0.001962~0.002115
Employee stock options	March 11, 2019	0.168912	0.489407	39%	8.26	—	2.640%	0.034102~0.036723
Employee stock options	March 11, 2019	0.168912	0.489407	39%	8.93	—	2.640%	0.034102~0.036588
Employee stock options	March 11, 2019	0.168912	0.489407	39%	8.12	—	2.640%	0.034694~0.037433
Employee stock options	October 4, 2019	0.225590	0.624234	39%	8.82	—	1.530%	0.043204~0.046574
Employee stock options	January 9, 2020	0.269944	0.489407	40%	7.28	—	1.856%	0.076964~0.083400
Employee stock options	March 9, 2020	0.263308	0.624234	40%	7.75	—	0.543%	0.058246~0.063081
Employee stock options	April 27, 2020	0.262649	0.624234	45%	7.84	—	0.661%	0.069520~0.076383
Employee stock options	July 31, 2020	0.170858	0.742800	47%	7.84	—	0.529%	0.031166~0.033836
Employee stock options	November 2, 2020	0.170151	0.624234	49%	7.84	—	0.845%	0.039559~0.043161
Employee stock options	May 3, 2021	0.408217	0.742800	52%	7.88	—	1.600%	0.152527~0.173071
Employee stock options	July 1, 2021	0.408281	0.784500	53%	8.84	—	1.459%	0.144797~0.162561
Employee stock options	July 1, 2021	0.408281	0.784500	53%	7.84	—	1.459%	0.148691~0.170598
Employee stock options	July 1, 2021	0.408281	0.489407	53%	8.84	—	1.459%	0.172465~0.199497
Employee stock options	September 1, 2021	0.407608	0.784500	53%	9.00	—	1.295%	0.143720~0.153251
Employee stock options	February 10, 2022	0.411875	0.489407	53%	9.48	—	2.032%	0.176189~0.192541
Employee stock options	February 10, 2022	0.411875	0.784500	53%	8.84	—	2.032%	0.148457~0.167435
Employee stock options	February 10, 2022	0.411875	0.784500	53%	8.20	—	2.032%	0.151112~0.172537
Employee stock options	February 10, 2022	0.411875	0.784500	53%	9.40	—	2.032%	0.150891
Employee stock options	June 10, 2022	0.481541	0.489407	56%	10.00	—	3.158%	0.216576
Employee stock options	June 10, 2022	0.481541	0.125700	56%	10.00	—	3.158%	0.356039
Employee stock options	June 21, 2022	0.482136	0.315874	56%	10.00	—	3.278%	0.250119
Employee stock options	May 31, 2023	0.769100	0.742800	57%	9.06	—	3.646%	0.367543~0.433078
Employee stock options	May 31, 2023	0.769100	0.784500	57%	8.85	—	3.646%	0.349450~0.426505
Employee stock options	May 31, 2023	0.769100	0.784500	57%	7.85	—	3.646%	0.367891~0.451201
Employee stock options	July 31, 2023	0.767300	0.997300	57%	8.85	—	3.962%	0.331284~0.394347
Employee stock options	July 31, 2023	0.767300	0.997300	57%	7.85	—	3.962%	0.344164~0.418457
Employee stock options	July 31, 2023	0.767300	0.997300	57%	9.48	—	3.962%	0.331337~0.368537
Employee stock options	August 21, 2023	0.767200	1.200000	57%	7.84	—	4.341%	0.315225~0.389374

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

17.    Share-based payment (cont.)

Type of Arrangement	Grant date	Stock price	Exercise price	Expected price volatility	Expected option life	Expected dividend	Risk-free interest rate	Fair value per unit
Employee stock options	January 1, 2024	0.767800	0.742800	44%	9.90	—	3.880%	0.326289~0.328403
Employee stock options	January 1, 2024	0.767800	0.997300	44%	9.48	—	3.880%	0.289804~0.314444
Employee stock options	January 1, 2024	0.767800	0.997300	44%	8.84	—	3.880%	0.289804~0.331851

____________

Note:       The volatility factor estimated was based on the historical share price movement of the comparable companies for the period of time close to the expected time to exercise.

e)      The fair value of restricted stocks granted on grant date is measured using the discounted cash flow method. Relevant information is as follow:

Type of Arrangement	Grant date	Stock price	Exercise price	Perpetual growth rate	Expected life	Expected dividend	Discount rate	Fair value per unit
Restricted stocks to employees	January 1, 2024	0.767800	—	2.0%	4	—	10.8%	0.767800

f)      Expenses incurred on share-based payment transactions are shown below:

	Six months ended June 30
	2023	2024
Equity-settled	$25,875	$200,912

18.    Capital stock

As of June 30, 2024, the Company’s authorized capital was $50,000, and the issued and outstanding capital was $21,882, consisting of 218,817 thousand shares of ordinary shares with a par value of $ 0.0001 per share. All proceeds from shares issued have been collected.

Movements in the number of the Company’s ordinary shares outstanding are as follows (Unit: thousand shares):

	Note	2023	2024
At January 1		83,292	218,817
Issuance of ordinary shares	A	651	—
Share-based payments	Note 17	214	—
Preferred shares conversion	B	35,747	—
Acquisition of subsidiaries	C	91,077	—
Changes in non-controlling interests	D	7,519	—
At June 30		218,500	218,817

____________

Note:

A.      In 2022, the Company raise additional capital through private placement by issuing 300,626 shares at a subscription price of $0.997299 per share for a total of $299,814, the alteration registration was completed on May 21, 2023.

          In 2023, the Company raise additional capital through private placement by issuing 221,732 shares at a subscription price of $0.997305 per share and 128,263 shares at subscription price of $0.624256 per share for a total of $221,134 and $80,069, respectively, and the alteration registration was completed on May 21, and June 2, 2023, respectively.

B.       On May 22, 2023, all series of preferred shares had been converted to ordinary shares at a 1:1 conversion ratio totaled $26,911,070. Please refer to Note 12 c) for details.

C.      The Company issued shares as equity consideration to acquire SC and MG. Please refer to Note 12 b) and 31 for details.

D.       The Company issued shares to acquire interests of subsidiaries from non-controlling interests, please refer to Note 30 for details.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

19.    Capital surplus

Except as required by the Company’s Articles of Association or Cayman’s law, capital surplus shall not be used for any other purpose but covering accumulated deficit. Capital surplus should not be used to cover accumulated deficit unless the legal reserve is insufficient.

	2023
	Share premium	Employee stock options	Employee stock options- expired	Changes in ownership interest in subsidiaries	Total
January 1	$5,998,682	$346,606	$6,997	$135,628	$6,487,913
Issuance of ordinary shares	600,952	—	—	—	600,952
Preferred shares conversion	26,907,495	—	—	—	26,907,495
Acquisition of subsidiaries	70,619,903	—	—	—	70,619,903
Changes in non-controlling interests	—	—	—	708,719	708,719
Share-based payments	62,062	25,875	—	—	87,937
Employee stock options exercised	62,923	(62,923)	—	—	—
Employee stock options forfeited	—	(1,482)	1,482	—	—
June 30	$104,252,017	$308,076	$8,479	$844,347	$105,412,919
	2024
	Share premium	Employee stock options	Employee stock options- expired	Restricted stocks	Changes in ownership interest in subsidiaries	Total
January 1	$104,351,984	$401,001	$8,479	$—	$844,347	$105,605,811
Share-based payments	—	191,492	—	—	—	191,492
Employee stock options forfeited	—	(17,118)	17,118	—	—	—
Restricted stocks	—	—	—	31,992	—	31,992
June 30	$104,351,984	$575,375	$25,597	$31,992	$844,347	$105,829,295

20.    Retained earnings

a)      Subject to the Statute and provisions of the Company’s Articles of Incorporation, the Directors may from time to time declare dividends (including interim dividends) and distributions on shares of the Company outstanding and authorize payment of the same out of the funds of the Company lawfully available therefor.

b)      The Group was in a net loss position for the year ended December 31, 2023 and the six months ended June 30, 2024, and no earnings distribution was resolved by the Board of Directors.

21.    Revenue

	Six months ended June 30
	2023	2024
Revenue from contracts with customers	$9,011,729	$20,605,425

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

21.    Revenue (cont.)

a)      Disaggregation of revenue from contracts with customers

The Group derives revenue from the transfer of goods and services over time and at a point in time in the following revenue sources:

Six months ended June 30, 2023	Digital studio	Media and branded content	Technology	Total
Revenue from external customer contracts:
TNL Group
Timing of revenue recognition
At a point in time	$—	$387,378	$—	$387,378
Over time	2,144,854	1,372,099	3,292,789	6,809,742
MG Group
Timing of revenue recognition
At a point in time	—	772,262	292,888	1,065,150
Over time	713,767	35,692	—	749,459
	$2,858,621	$2,567,431	$3,585,677	$9,011,729
Six months ended June 30, 2024	Digital studio	Media and branded content	Technology	Total
Revenue from external customer contracts:
TNL Group
Timing of revenue recognition
At a point in time	$—	$155,143	$—	$155,143
Over time	3,984,071	2,118,923	3,242,966	9,345,960
MG Group
Timing of revenue recognition
At a point in time	—	4,296,503	2,083,518	6,380,021
Over time	4,474,579	249,722	—	4,724,301
	$8,458,650	$6,820,291	$5,326,484	$20,605,425

____________

Note:       the segment information please refer to Note 42 for details.

b)      Contract assets and liabilities

The Group has recognized the following contract assets and liabilities in relation to revenue from contracts with customers:

	December 31, 2023	June 30, 2024
Contract assets:
Service contracts	$3,153,022	$1,096,096
Contract liabilities
Advance sales receipts	$988,753	$572,168

The information relating to loss allowance for contract assets is provided in Note 41 a).

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

21.    Revenue (cont.)

c)      Significant changes in contract assets

The decrease in contract assets during the year ended June 30, 2024 was attributed to progress of projects towards contract activities and is ahead of the agreed payment schedule.

d)      Revenue recognized that was included in the contract liability balance at the beginning of the period:

	Six months ended June 30 2023	Six months ended June 30 2024
Revenue recognized that was included in the contract liabilities balance at the beginning of the period
Advance sales receipts	$680,723	$988,753

e)      All of the service contracts are for periods of one year or less. As permitted under IFRS 15, “Revenue from Contracts with Customers”, the transaction price allocated to these unsatisfied contracts is not disclosed.

22.    Interest income

	Six months ended June 30
	2023	2024
Bank deposits	$8,701	$7,713
Financial assets at amortized cost	561	555
Other interest income	741	1,262
	$10,003	$9,530

23.    Other income

	Six months ended June 30
	2023	2024
Grant income	$20,069	$8,872
Other income	227	4,084
	$20,296	$12,956

24.    Other gains and losses

	Six months ended June 30
	2023	2024
Gain on disposal of property, plant and equipment, net	$—	$39
Gain (loss) on financial liabilities at fair value through profit or loss	5,476,181	(4,146)
Foreign exchange losses, net	(32,284)	(137,836)
Others	(10,153)	(655)
	$5,433,744	$(142,598)

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

25.    Finance costs

	Six months ended June 30
	2023	2024
Interest expense
Bank loans	$85,471	$107,185
Other loans	251	16,874
Preferred shares liabilities (recognized as “Financial liabilities at amortized cost”)	14,604	14,102
Lease liabilities	10,572	31,212
Other	380	12,158
	$111,278	$181,531

26.    Expenses by nature

	Six months ended June 30
	2023	2024
Employee benefit expenses	6,019,965	11,167,855
Media cost in cost of revenue	2,724,141	2,868,487
Depreciation expenses on property, plant and equipment	65,448	76,122
Depreciation expenses on right-of-use assets	305,472	488,579
Amortization expenses	702,121	1,044,365
Professional fees	1,794,253	5,301,251

27.    Employee benefit expenses

	Six months ended June 30
	2023	2024
Salaries	5,104,048	9,164,865
Directors’ remuneration	65,871	351,414
Labor and health insurance	421,514	788,165
Pension	256,292	451,194
Others	172,240	412,217
	6,019,965	11,167,855

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

28.    Income tax expense (benefit)

a)      Income tax expense (benefit)

Components of income tax expense:

	Six months ended June 30
	2023	2024
Current income tax:
Current income tax on profits for the period	18,431	7,867
Prior year income tax underestimation	31,639	267,737
Total current income tax	50,070	275,604
Deferred income tax:
Relating to origination and reversal of temporary differences	(319,970)	(216,740)
Income tax expense (benefit)	(269,900)	58,864

29.    Earnings (Losses) per share

	Six months ended June 30, 2023
	Amount after income tax	Weighted average number of ordinary shares outstanding	Earnings (Losses) per share
Basic earnings per share
Profit attributable to equity holders of the Company	$1,410,026	113,282,173	$0.01
Diluted earnings per share
Assumed conversion of all dilutive potential ordinary shares
Employee stock options	—	3,577,414	—
Convertible preferred shares	—	28,044,992	—
Profit attributable to ordinary shareholders of the Company plus assumed conversion of all dilutive potential ordinary shares	$1,410,026	144,904,579	$0.01
	Six months ended June 30, 2024
	Amount after income tax	Weighted average number of ordinary shares outstanding	Losses per share
Basic losses per share
Loss attributable to equity holders of the Company	$(5,920,224)	218,816,761	$(0.03)
Diluted losses per share
Loss attributable to ordinary shareholders of the Company plus assumed conversion of all dilutive potential ordinary shares	$(5,920,224)	218,816,761	$(0.03)

____________

Note:       For the six months ended June 30, 2024, there was 5,256,901 potential shares derived from employee stock options (3,660,824 shares), convertible promissory note (1,583,808 shares) and restricted stock unit (12,269 shares) outstanding to be issued, which were not included in the calculation of diluted earnings per shares as their inclusion would have been anti-dilutive.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

30.    Transactions with non-controlling interest

a)      Acquisition of additional equity interest in a subsidiary:

i)       On March 1, 2023, the Group acquired the remaining 49.44% of shares of its subsidiary — POLYDICE for a total cash and equity consideration of $218,617 and $1,503,978 (2,153 thousand of shares), respectively. The carrying amount of non-controlling interest in POLYDICE was $627,330 at the acquisition date. This transaction resulted in a decrease in the non-controlling interest by $627,330 and an increase in the equity attributable to owners of the parent by $408,713. The effect of changes in interests in POLYDICE on the equity attributable to owners of the parent for the year ended June 30, 2023 is shown below:

Six months ended June 30 2023
Carrying amount of non-controlling interest acquired	$598,647
Consideration paid to non-controlling interest	1,722,595
Other equity (such as translation differences)	28,683
Capital surplus
– From difference between consideration paid and the carrying amount of subsidiaries’ net assets.	$1,095,265

ii)      On June 1, 2023, the Group acquired the remaining 49% of shares of its subsidiary — AD2 for a total cash and equity consideration of $79,701 and $4,125,206 (5,366 thousand of shares), respectively. The carrying amount of non-controlling interest in AD2 was $380,459 at the acquisition date. This transaction resulted in a decrease in the non-controlling interest by $380,459 and an increase in the equity attributable to owners of the parent by $300,758. The effect of changes in interests in AD2 on the equity attributable to owners of the parent for the year ended June 30, 2023 is shown below:

Six months ended June 30 2023
Carrying amount of non-controlling interest acquired	$400,717
Consideration paid to non-controlling interest	4,204,907
Other equity (such as translation differences)	(20,258)
Capital surplus
– From difference between consideration paid and the carrying amount of subsidiaries’ net assets.	$3,824,448

31.    Business combinations

Acquisition of MG:

a)      The Group acquired control of MG on May 25, 2023 through the acquisition of a 100% shares in MG, which provides e-commerce and digital advertising services including consultation and online social marketing. The total consideration transferred for the acquisition of MG by the Group is as follows:

May 25, 2023
Purchase consideration
Equity instruments (90,740,305 ordinary shares of the Company)	$70,629,011

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

31.    Business combinations (cont.)

b)      The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the acquisition date:

May 25, 2023
Cash and cash equivalents	$1,903,424
Accounts receivables and notes receivables	2,633,089
Other receivables	130,238
Inventories	130,150
Prepayments	373,905
Property, plant and equipment, net	525,791
Right-of-use assets	6,371,979
Intangible assets	30,960,827
Non-current financial assets at fair value through profit or loss	40,654
Non-current financial assets at fair value through other comprehensive income	118,400
Deferred tax assets	403,458
Other non-current assets	729,435
Short-term borrowings	(3,239,093)
Contract liabilities	(367,500)
Accounts payable	(915,805)
Income tax payable	(10,207)
Other payables	(697,286)
Other current liabilities	(742,761)
Bonds payable	(469,476)
Long-term borrowings	(210,333)
Lease liabilities	(6,098,825)
Deferred tax liabilities	(10,500,374)
Provision	(667,522)
Other non-current liabilities	(842,610)
Fair value of identifiable net assets	$19,559,558

c)      The fair value of the Company’s 90,740,305 shares was derived from the Discounted Cash Flow method supplemented with three conventional approaches used to estimate its fair value: (i) Income approach; (ii) Cost approach; and (iii) Market approach. The main assumptions are the probability of occurrence of earnings before interest and tax, depreciation and amortization under various scenarios to estimate the price to be paid, and the discounted present value estimated by the risk-adjusted discount rate.

d)      The fair value of acquired trade receivables is 2,633,089. The gross contractual amount for trade receivables due is 2,637,301, with a loss allowance of 4,212 recognized on acquisition.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

31.    Business combinations (cont.)

e)      The goodwill recognized by the Group as a result of the acquisition is as follows:

May 25, 2023
Transfer Considerations	$70,629,011
Less: Fair value of identifiable net assets	(19,559,558)
Goodwill	$51,069,453

The goodwill is attributable to the workforce and potential synergy of the acquired business. It will not be deductible for tax purposes.

f)      The operating revenue included in the consolidated statement of comprehensive income from May 25, 2023, to June 30, 2023 contributed by MG was $1,814,609. MG also contributed loss before income tax of $463,733 over the same period. Had MG been consolidated from January 1, 2023, to June 30, 2023, the consolidated statement of comprehensive income would show operating revenue of $18,379,831 and loss before income tax of $232,331.

32.    Supplementary cash flow information

Partial cash paid for investing activities

Property, plant and equipment

	Six months ended June 30
	2023	2024
Purchase of property, plant and equipment	$30,157	$40,911
Add: Beginning balance of payable to equipment suppliers	—	12,918
Less: Ending balance of payable to equipment suppliers	—	(794)
Exchange difference	—	(499)
Cash paid during the year	$30,157	$52,536

Intangible asset

	Six months ended June 30
	2023	2024
Purchase of intangible asset	$20,718	$143,207
Add: Beginning balance of payable to suppliers	81,149	1,758
Less: Ending balance of payable to suppliers	(21,308)	(1,664)
Exchange difference	(6)	(94)
Cash paid during the year	$80,553	$143,207

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

33.    Changes in liabilities from financing activities

	2023
	Short-term borrowings	Financial liabilities at fair value through profit or loss	Long-term borrowings (including current portion)	Guarantee deposits (shown as other non-current liabilities)	Lease liabilities	Total liabilities from financing activities
January 1	$976,880	$32,853,324	$5,024,999	$—	$710,317	$39,565,520
Changes in cash flow from financing activities	281,156	—	67,265	13,172	(351,210)	10,383
Interest paid (Note 1)	—	—	—	—	(10,572)	(10,572)
Payment of contingent consideration (Note 2)	—	(400,000)	—	—	—	(400,000)
Gain on valuation of financial liabilities at fair value through profit or loss	—	(5,476,181)	—	—	—	(5,476,181)
Acquisition through business combinations	3,239,093	—	210,333	105,957	6,098,825	9,654,208
Changes in other non-cash items	—	(26,911,070)	—	—	35,285	(26,875,785)
Effects of foreign currency exchange	(140,606)	(6,246)	(78,474)	(4,916)	(226,446)	(456,688)
June 30	$4,356,523	$59,827	$5,224,123	$114,213	$6,256,199	$16,010,885
	2024
	Short-term borrowings	Financial liabilities at fair value through profit or loss	Long-term borrowings (including current portion)	Guarantee deposits (shown as other non-current liabilities)	Lease liabilities	Total liabilities from financing activities
January 1	$5,250,233	$60,664	$5,492,681	$131,607	$5,960,789	$16,895,974
Changes in cash flow from financing activities	(571,070)	1,475,471	617,233	565,008	(517,250)	1,569,392
Interest paid (Note 1)	—	—	—	—	(31,212)	(31,212)
Loss on valuation of financial liabilities at fair value through profit or loss	—	4,146	—	—	—	4,146
Changes in other non-cash items	(908,806)	—	908,806	—	258,661	258,661
Effects of foreign currency exchange	(422,174)	(2,281)	(332,459)	(27,358)	(683,157)	(1,467,429)
June 30	$3,348,183	$1,538,000	$6,686,261	$669,257	$4,987,831	$17,229,532

____________

Note 1: presented in cashflows from operating activities.

Note 2: presented in cashflows from investing activities.

34.    Seasonality of operations

Due to seasonal fluctuations in spending by brands, revenue is typically highest in the fourth quarter of the year from increased advertisement spending and revenue by multinational advertisers and e-commerce clients benefiting from holiday spending at the end of the calendar year.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

35.    Related party transactions

a)      Names of related parties and relationship

Name	Relationship
Ad Hu Tung Co., Ltd. (“Ad Hu”)	Other related parties
AccuHit AI Technology Taiwan Co., Ltd. (“AccuHit”)	Other related parties
Yen-Ting Chuang (Note)	General manager of SC
Yasuyoshi Yanagisawa	Director of MG
Yi Chuan	Director of the Company
Tzu-Wei Chung	Chairman of the Company
Yu-Ling Yang	Other related parties

____________

Note:       Yen-Ting Chung was retired from SC on May 18, 2023, and was no longer a related party since then.

b)      Significant related party transactions

(a)     Service costs

	Six months ended June 30
	2023	2024
Ad Hu	$146,391	$167,856
AccuHit	31,423	5,542
	$177,814	$173,398

Service costs are negotiated with related parties based on agreed-upon agreement and the conditions and payment terms are the same as third parties.

(b)    Payables to related parties:

	December 31, 2023	June 30, 2024
Accounts payable:
AccuHit	$3,730	$3,812

The payables to related parties arise mainly from purchase of labor services and are due 1 to 2 months after the date of purchase. The payables bear no interest.

(c)     Guarantee

The Group’s key management personnel Tzu-Wei Chung and Yen-Ting Chuang jointly and separately provided guarantees for the Group’s short-term and long-term bank loans. As of December 31, 2023 and June 30, 2024, details of loans are described in Note 15.

(d)    Loans from related parties

Outstanding balance:

	December 31, 2023	June 30, 2024
Yi Chuan	$400,000	$400,000
Yasuyoshi Yanagisawa	176,816	155,395
Yu-Ling Yang	—	92,450
	$576,816	$647,845

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

35.    Related party transactions (cont.)

Interest expense and other payables — interest payable:

	December 31, 2023	June 30, 2024
Yi Chuan	$10,193	$20,861
Yasuyoshi Yanagisawa	2,228	3,874
	$12,421	$24,735

The loans from related parties carry interest at 5%~8%.

(e)     Key management personnel compensation

	Six months ended June 30
	2023	2024
Salaries and other short-term employee benefits	$210,882	$461,419
Post-employment benefits	4,619	4,474
	$215,501	$465,893

36.    Pledged assets

		Carrying amount
Assets	Purpose	December 31, 2023	June 30, 2024
Financial assets at amortized cost	Bank loans and credit card deposits	$337,024	$381,955

37.    Significant contingent liabilities and unrecognized contract commitments

On August 3, 2023, the Company agreed to loan Blue Ocean an aggregate principal amount of up to $400,000 in the form of a working capital note. The note is a non-interest bearing, unsecured promissory note that will not be repaid in the event the Agreement and Plan of Merger is terminated prior to the consummation of the Merger. The note is to be paid on the date Blue Ocean consummates the Merger. As of December 31, 2023 and June 30, 2024, the outstanding principal balance amounted to $150,000 and $250,000, respectively, which was recognized under “Other receivables”.

38.    Significant disaster loss

None.

39.    Significant events after the reporting period

a)      Convertible Promissory Notes

During the third quarter of 2024, the Company issued convertible promissory notes totaling $250,000 to the third parties (refer as the “2024 Convertible Promissory Notes”). The 2024 Convertible Promissory Notes mature on December 7, 2024, and accrue interest at a rate of 10% per annum. The holders of the 2024 Convertible Promissory Notes have the right to convert all or any part of the outstanding principal and accrued interest into ordinary shares of the Company at a conversion price equal to 90% of the per share price if the Company completes an equity financing (refer as the “Conversion Price”) under which it raises not less than $5,000,000 (excluding all existing indebtedness under the 2024 Convertible Promissory Notes) on or before the mature day. In addition, immediately after the closing of de-SPAC transaction, the outstanding principal plus accrued interest will automatically convert into ordinary shares at the Conversion Price.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

39.    Significant events after the reporting period (cont.)

b)      New Bank Loan Facility

As of the date of the issuance of the consolidated financial statements, the Company has entered two loan agreements with the following amounts and terms:

(a)     Taishin International Bank: loan facilities of $616,333 (NTD 20,000,000); two-year term with 3.07% annual interest rate; $616,333 have been drawn down in August 2024.

(b)    First Commercial Bank: loan facilities of $308,166 (NTD 10,000,000); three-year term with 2.92% annual interest rate; all facilities have not been drawn down.

(c)     Chailease Holding Company Ltd: loan facilities of $400,616 (NTD 13,000,000); two-year term with 4% annual interest rate; all facilities have not been drawn down.

c)      Unrecognized contract commitments

On July 15, 2024, the Company agreed to provide Blue Ocean with a principal increase of $250,000 in the form of a working capital note, totaling $650,000.

d)      Merger and acquisition of subsidiary

On August 23, 2024, TNL Mediagene entered into the Share Purchase Agreement with Green Quest Holding Inc., a Cayman Islands company, which owns 100% of the issued and outstanding shares of Dragon Marketing Inc. (“Dragon Marketing”). Dragon Marketing specializes in search engine optimization and social media marketing in Taiwan. TNL Mediagene will acquire 100% of the issued and outstanding shares of Green Quest Holding Inc. The acquisition is expected to be completed in Q4 2024.

TNL Mediagene shall pay the purchase price to the shareholders by issuance a number of TNL Mediagene shares equal to the sum of (a), (b), and (c) listed below (the “Purchase Price”) divided by US$1.24, to be rounded down to the nearest whole number:

(a)     Fixed consideration: NT$ 95,000,000.

(b)    Closing cash consideration: Green Quest Holding Inc and Dragon Marketing Inc’s net cash available as of the closing, which shall exclude any cash resulting from unearned revenues, accounts payable and bank loans, and for the avoidance of doubt shall be a negative number if the amount of such net cash is less than zero.

(c)     Accounts receivable consideration: The monetary value of Dragon Marketing’s accounts receivable collected within 90 calendar days of the closing, converted using a foreign exchange rate equal to the reference exchange rate.

In addition to the Purchase Price, the agreement also includes an earn-out consideration. The earn-out consideration is as follows:

(a)     If Dragon Marketing achieves any revenue in the first target year, TNL Mediagene shall pay to the shareholders the US dollar equivalent of NT$110,000,000 multiplied by the earn-out ratio, converted using a foreign exchange rate equal to the reference exchange rate. TNL Mediagene shall pay the earn-out consideration to the shareholders by issuance to the shareholders a number of TNL Mediagene shares equal to the product of the earn-out consideration divided by US$1.24, to be rounded down to the nearest whole number (the “Earn-Out Shares”).

(b)    The sum of the earn-out consideration and the purchase price shall not exceed the US dollar equivalent of NTD200,000,000.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

39.    Significant events after the reporting period (cont.)

(c)     The earn-out ratio means a fraction, the numerator of which is the revenue achieved by Dragon Marketing in the first target year and the denominator of which is NT$18,500,000.

The total consideration, including the Purchase Price and Earn-Out Shares, will be paid by TNL Mediagene shares issuance, and the total value of issued shares shall not exceed $6,163,328 (NT$200,000,000 calculated using an exchange rate of $32.45).

e)      De-SPAC Agreement with Blue Ocean Acquisition Corp.

On June 6, 2023, TNL Mediagene, TNLMG (“Merger Sub”), and Blue Ocean Acquisition Corp’s (“Blue Ocean”) entered into the Agreement and Plan of Merger (“Merger Agreement”), pursuant to which, among other things, Merger Sub will merge with and into Blue Ocean, with Blue Ocean surviving the merger as a wholly owned subsidiary of TNL Mediagene.

Pursuant to the Merger Agreement, immediately prior to the effective time, TNL Mediagene will complete the Recapitalization including adopting the TNL Mediagene A&R Articles and effecting the reverse share split to cause the value of the outstanding TNL Mediagene ordinary shares to equal $10.00 per share.

Pursuant to the Merger Agreement, immediately prior to the Effective Time, (i) all outstanding Blue Ocean Class B Shares, with a par value of US$0.0001, will be converted into Blue Ocean Class A shares, with a par value of US$0.0001, at a conversion ratio of 1.00, (ii) all outstanding public shares, with a par value of US$0.0001, will be exchanged with TNL Mediagene for the right to receive TNL Mediagene ordinary shares, with a par value of US$0.0001, at an conversion ratio of 1.00, and (3) each Blue Ocean warrant will become a warrant exercisable for TNL Mediagene ordinary shares on an conversion ratio of 1.00 and on the same terms as the original Blue Ocean warrant.

At the closing of the Merger, Blue Ocean outstanding Class A shares and public warrants will be canceled and converted into the right to receive equivalent TNL Mediagene ordinary shares and TNL Mediagene Warrants, and TNL Mediagene is expected to be the publicly traded company with its TNL Mediagene ordinary shares and TNL Mediagene Warrants listed on NASDAQ.

f)      Subordinated Unsecured Convertible Note

On October 23, 2024, the Company issued a subordinated unsecured convertible promissory note aggregating $1,000,000 to a third party (the “2024 TNL Mediagene Subordinated Unsecured Convertible Note”). The 2024 TNL Mediagene Subordinated Unsecured Convertible Note matures on the second anniversary of the date of issue, and accrues interest at a rate of 10% per annum. All outstanding principal and accrued interest of the 2024 TNL Mediagene Subordinated Unsecured Convertible Note will automatically convert into TNL Mediagene Ordinary Shares if, on or before the date of maturity, (i) upon the Merger, the 2024 TNL Mediagene Subordinated Unsecured Convertible Note converts to shares at 90% of the price per share used in the Merger; (ii) TNL Mediagene undergoes a merger with another publicly listed acquisition company or completes an initial public offering, the 2024 TNL Mediagene Subordinated Unsecured Convertible Note converts at 90% of the price per share used in the initial public offering; (iii) TNL Mediagene raises at least $5,000,000 in financing, and the 2024 TNL Mediagene Subordinated Unsecured Convertible Note converts at 90% of the price per share used in that financing; or (iv) in the event of a Change in Control, defined as a significant change in ownership or control not involving a merger with Blue Ocean or similar public event, the 2024 TNL Mediagene Subordinated Unsecured Convertible Note will convert to shares at the same share price as the transaction that effected the Change in Control.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

40.    Capital management

The Group’s objectives for managing capital to ensure that it has the necessary financial resources to meet working capital, capital expenditure and debt repayment requirements for the next 12 months, taking into account debt ratios to maintain the confidence of investors, creditors and the market. The Group monitors capital on the basis of the liabilities to assets ratio. Total capital is shown as “Equity” in the consolidated statements of financial position, which is also equal to total assets minus total liabilities. The Group’s liabilities to assets ratio at December 31, 2023 and June 30, 2024 was 40% and 40% respectively.

41.    Financial risk management and fair values of financial instruments

a)      Financial instruments

(a)     Financial instruments by category

	December 31, 2023	June 30, 2024
Financial assets
Financial assets at fair value through profit or loss
Financial assets designated as at fair value through profit or loss on initial recognition	$40,071	$35,216
Financial assets at fair value through other comprehensive income
Designation of equity instruments	116,703	102,596
Financial assets at amortized cost
Cash and cash equivalents	3,030,298	3,136,555
Financial assets at amortized cost	337,024	381,955
Notes receivable	132,403	453
Accounts receivable	8,848,384	5,579,150
Other receivables	348,514	403,389
Refundable deposits	809,646	706,119
	$13,663,043	$10,345,433
Financial liabilities
Financial liabilities at fair value through profit or loss
Financial liabilities designated as at fair value through profit or loss	$60,664	$1,538,000
Financial liabilities at amortized cost
Short-term borrowings	5,250,233	3,348,183
Financial liabilities at amortized cost	2,627,483	2,522,720
Accounts payable (including related parties)	4,937,142	1,948,760
Other payables (including related parties)	7,494,263	8,952,917
Bonds payable	313,189	143,370
Long-term borrowings (including current portion)	5,492,681	6,686,261
Guarantee deposits	131,607	669,257
	$26,307,262	$25,809,468
Lease liabilities (including current portion)	$5,960,789	$4,987,831

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

41.    Financial risk management and fair values of financial instruments (cont.)

(b)    Risk management policies

i)       The Group’s risk management objective is to manage the market risk, credit risk and liquidity risk related to its operating activities. The Group identifies, measures, and manages such risks by its policies and preferences.

ii)      Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

iii)    In order to minimize and manage financial risks, the Group’s overall risk management program focuses on analyzing, identifying, and evaluating financial risk factors that may potentially have adverse effects on the Group’s financial position, and provide feasible solutions to avoid those factors.

(c)     Significant financial risks and degrees of financial risks

i)       Market risk

The Group’s market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks comprise foreign currency risk, interest rate risk, and other price risks.

In practice, the risk variable rarely changes individually, and the change of each risk variable is usually correlative. The following sensitivity analysis did not consider the interaction of each risk variable.

Foreign exchange risk

1.      Group’s businesses involve some non-functional currency operations (the Groups’ functional currency: USD; the subsidiaries’ functional currencies: NTD, and JPY.). The information on assets and liabilities denominated in foreign currencies whose values would be materially affected by the exchange rate fluctuations is as follows:

	December 31, 2023
	Foreign currency	Exchange rate	Carrying amount (USD)
(Foreign currency: functional currency)
Financial assets
Monetary items
USD:NTD	$155,260	30.71	$155,260
JPY:NTD	3,319,600	0.2172	23,478
HKD:NTD	356	3.929	46
Financial liabilities
Monetary items
USD:NTD	$112,679	30.71	$112,679
USD:JPY	553,948	141.39	553,948

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

41.    Financial risk management and fair values of financial instruments (cont.)

	June 30, 2024
	Foreign currency	Exchange rate	Carrying amount (USD)
(Foreign currency: functional currency)
Financial assets
Monetary items
USD:NTD	236,918	32.45	236,918
JPY:NTD	589,613	0.2017	3,665
HKD:NTD	347	4.155	44
Financial liabilities
Monetary items
USD:NTD	62,796	32.45	62,796
JPY:NTD	10,000	0.2017	62

2.      The total exchange losses, including realized and unrealized losses arising from significant foreign exchange variations on monetary items held by the Group for the six months ended June 30, 2023 and 2024, amounted to ($32,284) and ($137,836), respectively.

3.      Analysis of foreign currency market risk arising from significant foreign exchange variations:

	Year ended December 31, 2023
	Sensitivity analysis
	Change in exchange rate	Effect on profit (loss)	Effect on other comprehensive income
Financial assets
Monetary items
USD:NTD	1%	$1,553	$—
JPY:NTD	1%	235	—
HKD:NTD	1%	—	—
Financial liabilities
Monetary items
USD:NTD	1%	$1,127	$—
USD:JPY	1%	5,539	—
	Six months ended June 30, 2024
	Sensitivity analysis
	Change in exchange rate	Effect on profit (loss)	Effect on other comprehensive income
Financial assets
Monetary items
USD:NTD	1%	$2,369	$—
JPY:NTD	1%	37	—
HKD:NTD	1%	—	—
Financial liabilities
Monetary items
USD:NTD	1%	$628	$—
JPY:NTD	1%	1

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

41.    Financial risk management and fair values of financial instruments (cont.)

Price risk

1.      The Group’s financial instruments, which are exposed to price risk, are the financial assets at fair value through other comprehensive income. To manage its price risk arising from investments in financial instruments, the Group diversifies its portfolio. Diversification of the portfolio is in accordance with the limits set by the Group.

2.      The Group invests in common shares, preferred shares, and stock acquisition rights issued by unlisted companies and the prices of equity securities would change due to change of the future value of investee companies. For the six months ended June 30, 2023 and 2024, it is estimated that the prices of equity securities increase or decrease by 1%, with all other variables held constant, would increase or decrease the Group’s profit before income tax by $969 and $307, respectively. For the six months ended June 30, 2023 and 2024, other components of equity would have both increased or decreased by $2,238, as a result of other comprehensive income classified as equity investment at fair value through other comprehensive income.

Interest rate risk on cash flow and fair value

1.      Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s bank loans with floating interest rates. The Group manages its interest rate risk by having a balanced portfolio of fixed and variable rate loans. The Group reassesses the hedge management periodically to make sure it complies with the cost effectiveness.

2.      The sensitivity analysis depends on the exposure of interest rate risk at the end of the reporting period.

3.      Analysis of debt with floating interest rates is based on the assumption that the outstanding debt at the end of the reporting period is outstanding throughout the period. The degree of variation the Group used to report to internal management is increase or decrease of 1% in interest rates which is assessed as the reasonable degree of variation by the management.

4.      For the six months ended June 30, 2023 and 2024, it is estimated that a general increase or decrease of 1% in interest rates, with all other variables held constant, would decrease or increase the Group’s profit before income tax approximately by $119,593 and $125,822, respectively, mainly due to the Group’s floating rate on borrowings.

ii)      Credit risk

1.      Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss, mainly resulted from its operating activities (primarily notes and accounts receivable) and from its financing activities (primarily deposits with banks and financial instruments). The Group is exposed to credit risk arising from the carrying amount of the financial assets recognized in the consolidated statements of financial position.

2.      Each business unit performs ongoing credit evaluations of its debtors’ financial conditions according to the Group’s established policies, procedures and controls relating to customer credit risk management. The Group maintains an account for loss allowance based upon the available facts and circumstances, history of collection, forecastability and write-off experiences of all trade and other receivables which consequently minimize the Group’s exposure to bad debts.

3.      The Group assumes that if the contract payments were past due over 90 days based on the terms, there has been a significant increase in credit risk on that instrument since initial recognition; if past due over 270 days, a default has occurred.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

41.    Financial risk management and fair values of financial instruments (cont.)

4.      The following indicators are used to determine whether the credit impairment of debt instruments has occurred:

i)       It becomes probable that the issuer will enter bankruptcy or other financial reorganization due to their financial difficulties;

ii)      The disappearance of an active market for that financial asset because of financial difficulties;

iii)    Default or delinquency in interest or principal repayments;

5.      The Group categorized contract assets and accounts receivable by characteristics of credit risk and applied the simplified approach using loss rate methodology to estimate expected credit loss.

6.      The Group wrote-off the financial assets, which cannot be reasonably expected to be recovered, after initiating recourse procedures. However, the Group will continue executing the recourse procedures to secure their rights. On December 31, 2023 and June 30, 2024, the Group’s written-off financial assets that are still under recourse procedures amounted to $0 and $0, respectively.

7.      The Group referred to the forecastability of business monitoring indicators published by the National Development Council to adjust the loss rate which is based on historical and current information when assessing the future default possibility of accounts receivable. As of December 31, 2023 and June 30, 2024 the loss rate methodologies are as follows:

	December 31, 2023
	Contract assets	Accounts receivable
Expected loss rate	—	0.7%
Total carrying amount	$3,153,022	$8,914,322
Loss allowance	—	65,938
	June 30, 2024
	Contract assets	Accounts receivable
Expected loss rate	—	2.3%
Total carrying amount	$1,096,096	$5,707,752
Loss allowance	—	128,602

8.      Under the simplified approach, movements in relation to loss allowance for contract assets and accounts receivable are as follows:

	2023
	Contract assets	Accounts receivable
January 1	$—	$107,186
Acquisition through business combination	—	4,212
Reversal for impairment loss	—	(331)
Exchange difference	—	(1,593)
June 30	$—	$109,474

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

41.    Financial risk management and fair values of financial instruments (cont.)

	2024
	Contract assets	Accounts receivable
January 1	$—	$65,938
Impairment loss	—	67,291
Exchange difference	—	(4,627)
June 30	$—	$128,602

9.      The loss amounts of contract assets allowance using simplified method were not significant, thus, the loss was not recognized as at December 31, 2023 and June 30, 2024.

10.    The Group’s recorded financial assets at amortized cost include time deposits with contract period over 3 months, restricted bank deposits and other receivables. Because of the low credit risk, expected credit losses for the period are measured through a loss allowance at an amount equal to the 12-month expected credit losses. There is no significant provision for the losses.

iii)    Liquidity risk

1.      The Group manages and maintains adequate cash and cash equivalents to finance the Group’s operations and minimize the impact from cash flow fluctuations. The Group also monitors its debt financing plans to ensure it is in compliance with the financial covenants required under its loan agreements.

2.      The primary source of liquidity for the Group is from bank loans. See Notes 11 and 15 for details of the unused credit lines of the Group as of December 31, 2023 and June 30, 2024.

3.      The contractual undiscounted cash flows of notes payable, accounts payable and other payables due within one year and is equivalent to its carrying amount. Except for the aforementioned, the table below summarizes the maturity profile of the Group’s non-derivative financial liabilities based on the earliest repayment dates and contractual undiscounted payments, including principal and interest. The Group does not consider the probability of early repayments requested by the banks.

	December 31, 2023
	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Non-derivative financial liabilities
Short-term borrowings	$5,250,233	$—	$—	$—	$5,250,233
Bonds payable	313,189	—	—	—	313,189
Long-term borrowings	2,492,776	2,675,634	492,608	51,404	5,712,422
Lease liabilities	1,011,259	1,311,439	1,311,439	2,568,638	6,202,775
Guarantee deposits	131,607	—	—	—	131,607
Financial liabilities at amortized cost	134,392	826,907	803,478	295,255	2,060,032
Financial liabilities at fair value through profit or loss
Contingent consideration	60,664	—	—	—	60,664
	$9,394,120	$4,813,980	$2,607,525	$2,915,297	$19,730,922

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

41.    Financial risk management and fair values of financial instruments (cont.)

	June 30, 2024
	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Non-derivative financial liabilities
Short-term borrowings	$3,348,183	$—	$—	$—	$3,348,183
Bonds payable	143,370	—	—	—	143,370
Long-term borrowings	3,260,621	3,305,278	334,801	32,720	6,933,420
Lease liabilities	780,442	1,270,511	1,172,082	2,011,607	5,234,642
Guarantee deposits	669,257	—	—	—	669,257
Financial liabilities at amortized cost	48,479	788,170	1,006,522	123,733	1,966,904
	$8,250,352	$5,363,959	$2,513,405	$2,168,060	$18,295,776

The difference between the floating interest rates and estimated interest rates will affect the non-derivative financial liabilities stated above.

b)      Fair value information

(a)     The different levels of inputs used in valuation techniques to measure fair value of financial and non-financial instruments are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that can be accessed at the measurement date. An active market is a market in which trading for the asset or liability takes place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Inputs other than quoted prices from Level 1 that are observable information for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability. The fair value of the Group’s investment in equity investment without active market is included in Level 3.

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

41.    Financial risk management and fair values of financial instruments (cont.)

(b)    The related information of financial and non-financial instruments measured at fair value by level based on the nature, characteristics and risks of the assets and liabilities are as follows:

i)       The related information of natures of the assets and liabilities are as follows:

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Assets:
Recurring fair value measurements
Financial assets at fair value through profit or loss
– Stock acquisition right	$—	$—	$40,071	$40,071
Financial assets at fair value through other comprehensive income
– Unlisted common stocks	—	7,073	71,051	78,124
– Unlisted preferred stocks	—	—	38,579	38,579
	$—	$7,073	$149,701	$156,774

Liabilities:
Recurring fair value measurements
Financial liabilities at fair value through profit or loss
– Contingent considerations	$—	$—	$(60,664)	$(60,664)
	$—	$—	$(60,664)	$(60,664)
	June 30, 2024
	Level 1	Level 2	Level 3	Total
Assets:
Recurring fair value measurements
Financial assets at fair value through profit or loss
– Stock acquisition right	$—	$—	$35,216	$35,216
Financial assets at fair value through other comprehensive income
– Unlisted common stocks	—	6,216	62,443	68,659
– Unlisted preferred stocks	—	—	33,937	33,937
	$—	$6,216	$131,596	$137,812

Liabilities:
Recurring fair value measurements
Financial liabilities at fair value through profit or loss
– Convertible promissory note	$—	$—	$(1,538,000)	$(1,538,000)
– Contingent considerations	—	—	—	—
	$—	$—	$(1,538,000)	$(1,538,000)

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

41.    Financial risk management and fair values of financial instruments (cont.)

ii)      The methods and assumptions the Group used to measure fair value are as follows:

1.      The fair value measurement of the series A, B, B-1, C, C-1, C-2, D-1, D-2 preference shares liabilities takes the following 2 methods into account:

a.      The recent fund raising prices.

b.      Using market approach to calculate total equity value first, and conduct equity value allocation via option pricing model under different scenarios (redemption, liquidation and mandatory conversion) to calculate probability weighted value of all classes of equities (including preference shares).

2.      The fair value of the contingent consideration for a business combination is estimated using the discounted cash flow method. The main assumptions are the probability of occurrence of earnings before interest and tax, depreciation and amortization under various scenarios to estimate the price to be paid, and the discounted present value estimated by the risk-adjusted discount rate.

3.      The fair value of the Group’s derivative instruments is measured by using valuation techniques or by reference to counterparty quotes. The fair value of financial instruments measured by using valuation techniques can be referred to current fair value of instruments with similar terms and characteristics in substance, discounted cash flow method or other valuation methods, including calculated by applying model using market information available at the consolidated statement of financial position date.

4.      The Group’s financial instruments issued by foreign companies are measured by the market method, income method and cost method (Volatility, Discount for lack of marketability, Weighted average cost of capital).

5.      The Group takes into account adjustments for credit risks to measure the fair value of financial and non-financial instruments to reflect credit risk of the counterparty and the Group’s credit quality.

iii)    The following table shows the movements of Level 3 for the six months ended June 30, 2023 and 2024:

	2023
	Debt instruments	Compound instruments	Equity instruments	Derivative instrument	Total
January 1	$(505,471)	$(32,347,853)	$—	$—	$(32,853,324)
Gains or losses recognized in profit or loss
Recorded as non-operating expenses	39,398	5,436,783	—	—	5,476,181
Acquired from business combinations	—	—	111,224	40,654	151,878
Settled in the period	400,000	26,911,070	—	—	27,311,070
Effect of exchange rate changes	6,246	—	(4,199)	(1,538)	509
June 30	$(59,827)	$—	$107,025	$39,116	$86,314

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

41.    Financial risk management and fair values of financial instruments (cont.)

	2024
	Debt instruments	Compound instruments	Equity instruments	Derivative instrument	Total
January 1	$(60,664)	$—	$109,630	$40,071	$89,037
Gains or losses recognized in profit or loss
Recorded as non-operating expenses	(4,146)	—	—	—	(4,146)
Issued convertible promissory note	(1,475,471)	—	—	—	(1,475,471)
Effect of exchange rate changes	2,281	—	(13,250)	(4,855)	(15,824)
June 30	$(1,538,000)	$—	$96,380	$35,216	$(1,406,404)

(c)     The Group performs the fair value measurements being categorized within Level 3 with assistance from specialist. Such assessment is to ensure the valuation results are reasonable by applying independent information to make results close to current market conditions, confirming the resource of information is independent, reliable and in line with other resources and represented as the exercisable price, and frequently calibrating valuation model, updating inputs used to the valuation model and making any other necessary adjustments to the fair value.

(d)    The following is the qualitative information and sensitivity analysis of changes in significant unobservable inputs under valuation model used in Level 3 fair value measurement:

	Fair value as of December 31, 2023	Valuation technique	Significant unobservable input	Range	Relationship of inputs to fair value
Non-derivative debt instrument:
Contingent considerations	60,664	Discounted cash flow method	Discount rate	11.95%	The higher the discount rate, the lower the fair value
Non-derivative equity instrument:
Unlisted common stocks	71,051	Market method, Income method, Cost method	Volatility	62%	The higher the volatility, the lower the fair value
			Discount for lack of marketability	44% – 51%	The higher the discount for lack of marketability, the lower the fair value
Unlisted Preferred stocks	3,353	Cost method, Income method	Volatility	55%	The higher the volatility, the lower the fair value
			Discount for lack of marketability	44% – 45%	The higher the discount for lack of marketability, the lower the fair value
	35,226	Market method, Income method	Volatility	51%	The higher the volatility, the lower the fair value
			Discount for lack of marketability	27% – 41%	The higher the discount for lack of marketability, the lower the fair value
Derivative instrument:
Stock acquisition right	40,071	Income method	Weighted average cost of capital	24.80%	The higher the weighted average cost of capital, the lower the fair value

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

41.    Financial risk management and fair values of financial instruments (cont.)

	Fair value as of June 30, 2024	Valuation technique	Significant unobservable input	Range	Relationship of inputs to fair value
Non-derivative equity instrument:
Unlisted common stocks	62,443	Market method, Income method, Cost method	Volatility	62%	The higher the volatility, the lower the fair value
			Discount for lack of marketability	44% – 51%	The higher the discount for lack of marketability, the lower the fair value
Unlisted Preferred stocks	2,979	Cost method, Income method	Volatility	55%	The higher the volatility, the lower the fair value
			Discount for lack of marketability	44% – 45%	The higher the discount for lack of marketability, the lower the fair value
	30,958	Market method, Income method	Volatility	51%	The higher the volatility, the lower the fair value
			Discount for lack of marketability	27% – 41%	The higher the discount for lack of marketability, the lower the fair value
Derivative instrument:
Stock acquisition right	35,216	Income method	Weighted average cost of capital	24.80%	The higher the weighted average cost of capital, the lower the fair value
Hybrid instrument:
Convertible Promissory Note	1,538,000	Convertible bond evaluation model	Discount rate	Risk-free interest rate: 5.50%~5.51%	The higher the discount rate, the lower the fair value

a.      The Group has carefully assessed the valuation models and assumptions used to measure fair value. However, use of different valuation models or assumptions may result in different measurement. The following is the effect of profit or loss or of other comprehensive income from financial assets and liabilities categorized within Level 3 if the inputs used to valuation models have changed:

			December 31, 2023
			Recognized in profit or loss		Recognized in other comprehensive income
	Input	Change	Favorable change	Unfavorable change	Favorable change	Unfavorable change
Financial assets:
Unlisted common stocks	Volatility	±1%	$—	$—	$68	$66
	Discount for lack of marketability	±1%	—	—	1,423	1,423
Unlisted Preferred stocks	Volatility	±1%	—	—	196	198
	Discount for lack of marketability	±1%	—	—	551	551
Stock acquisition right	Weighted average cost of capital	±1%	304	300	—	—
			$304	$300	$2,238	$2,238
Financial liabilities:
Contingent considerations	Discount rate	±1%	$660	$673	$—	$—
			$660	$673	$—	$—

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

41.    Financial risk management and fair values of financial instruments (cont.)

			June 30, 2024
			Recognized in profit or loss		Recognized in other comprehensive income
	Input	Change	Favorable change	Unfavorable change	Favorable change	Unfavorable change
Financial assets:
Unlisted common stocks	Volatility	±1%	$—	$—	$68	$66
	Discount for lack of marketability	±1%	—	—	1,423	1,423
Unlisted Preferred stocks	Volatility	±1%	—	—	196	198
	Discount for lack of marketability	±1%	—	—	551	551
Stock acquisition right	Weighted average cost of capital	±1%	304	300	—	—
			$304	$300	$2,238	$2,238
Financial liabilities:
Convertible promissory note	Discount rate	±1%	$5	$5	$—	$—
			$5	$5	$—	$—

42.    Segment information

a)      General information

The Group is primarily engaged in digital advertising, integrated marketing, marketing survey, artificial intelligence technology, data analysis, content service platform and production of audio-visual programs.

b)      Measurement of segment information

The Group’s reportable segments are strategic business units which provide different products and services. The accounting policies adopted by the operating segments are the same as the accounting policies).

c)      Information about segment profit or loss, and assets

The segment information provided to the chief operating decision maker for the reportable segments is as follows:

	Six months ended June 30, 2023
	TNL Group (Note 1)	MG Group (Note 2)	Total
Revenue
External customers	$7,197,120	$1,814,609	$9,011,729
Inter-segment	—	—	—
Total revenue	$7,197,120	$1,814,609	$9,011,729
Operating profit (loss)	$(4,169,770)	$(441,498)	$(4,611,268)
Depreciation and Amortization	$(837,188)	$(235,853)	$(1,073,041)
Interest income	$9,675	$328	$10,003
Interest expense	$(103,391)	$(7,887)	$(111,278)
Purchase of property, plant and equipment	$25,746	$4,411	$30,157
Segment asset	$50,277,021	$64,763,464	$115,040,485

TNL MEDIAGENE AND SUBSIDIARIES Notes to the Condensed Consolidated Financial Statements (unaudited) December 31, 2023 and June 30, 2024

42.    Segment information (cont.)

	Six months ended June 30, 2024
	TNL Group (Note 1)	MG Group (Note 2)	Total
Revenue
External customers	$9,501,103	$11,104,322	$20,605,425
Inter-segment	—	—	—
Total revenue	$9,501,103	$11,104,322	$20,605,425
Operating profit (loss)	$(5,796,003)	$222,383	$(5,573,620)
Depreciation and Amortization	(799,683)	$(809,383)	$(1,609,066)
Interest income	$8,771	$759	$9,530
Interest expense	$(132,719)	$(48,812)	$(181,531)
Purchase of property, plant and equipment	$39,388	$1,523	$40,911
Segment asset	$48,785,749	$62,244,032	$111,029,781

____________

Note 1:    TNL Group includes The News Lens Co., Ltd and all its subsidiaries, Inside Co., Ltd, The News Lens Hong Kong Ltd. and TNL MG.

Note 2:    The Company acquired 100% of MG Group (including TNL Mediagene Japan Inc., Mediagene Inc. and INFOBAHN Inc.) on May 25, 2023, please refer to Note 31 for details.

d)      Reconciliation for segment income (loss)

Revenue from external customers and segment income (loss) reported to the chief operating decision maker are measured using the same method as for revenue and operating profit in the financial statements. Thus, no reconciliation is needed.

e)      Information on products and services

Please refer to Note 21 for the disclosure by products and services.

f)      Geographical information

Geographical information for each of the June 30, 2023 and 2024 is as follows:

	Six months ended June 30, 2023		Six months ended June 30, 2024
	Revenue	Non-current assets (Note 1)	Revenue	Non-current Assets (Note 1)
Taiwan	$7,178,330	$14,212,569	$9,501,103	$12,350,697
Japan	1,833,399	89,128,596	11,104,322	86,493,201
	$9,011,729	$103,341,165	$20,605,425	$98,843,898

____________

Note 1:    Excluding financial assets at fair value through profit or loss, financials assets at fair value through other comprehensive income, financial assets at amortized costs and deferred tax assets.

g)      Major customer information

For the six months ended June 30, 2023 and June 30, 2024, there were no major customers accounting for more than 10% of the Group’s total revenue.

INDEPENDENT AUDITORS’ REPORT

To the board of directors of Mediagene Inc.

Opinion

We have audited the consolidated financial statements of Mediagene Inc. (the Group), which comprise the consolidated statements of financial position as of February 28, 2023 and 2022, and the related consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Group as of February 28, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Group and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRSs, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern for twelve months from the end of the reporting period.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•        Exercise professional judgment and maintain professional skepticism throughout the audit.

•        Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•        Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. Accordingly, no such opinion is expressed.

•        Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•        Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control — related matters that we identified during the audit.

Mazars Audit LLC

April 15, 2024
Tokyo, Japan

Mediagene Inc. Consolidated Financial Statements

Consolidated Statements of Financial Position

(Thousands of yen)

	Notes	As of March 1, 2021 (Date of transition)	As of February 28, 2022	As of February 28, 2023
Assets
Current assets
Cash and cash equivalents	6	238,827	351,979	132,717
Trade and other receivables	7	675,956	602,016	508,761
Other financial assets	8	104,520	—	26,978
Inventories	9	26,413	11,742	27,631
Income taxes receivable		58,003	3,520	9,393
Other current assets	10	68,044	79,210	64,815
Total current assets		1,171,765	1,048,469	770,297

Non-current assets
Property, plant and equipment	11	1,272,184	1,123,302	1,008,424
Intangible assets	12	18,805	76,030	120,423
Other financial assets	8,31,32	105,389	117,540	258,719
Deferred tax assets	17	31,260	36,409	35,400
Other non-current assets	10	3,543	3,053	7,713
Total non-current assets		1,431,183	1,356,336	1,430,680
Total assets		2,602,948	2,404,805	2,200,978

Liabilities and equity
Liabilities
Current liabilities
Trade and other payables	13,31	311,896	289,041	301,927
Bonds and borrowings	15,31,32	546,608	425,008	503,408
Other financial liabilities	14,16,31,32	127,176	127,863	102,938
Income taxes payable		—	—	7,560
Contract liabilities	24	21,252	53,130	53,294
Provisions	19	—	—	30,261
Other current liabilities	20	126,411	106,702	124,437
Total current liabilities		1,133,345	1,001,745	1,123,829

Non-current liabilities
Bonds and borrowings	15,31,32	162,768	116,482	70,342
Other financial liabilities	14,16,31,32	977,986	850,123	778,758
Deferred tax liabilities	17	5,429	6,081	6,168
Provisions	19	91,538	91,841	62,692
Other non-current liabilities	20	55,854	78,392	93,975
Total non-current liabilities		1,293,577	1,142,922	1,011,937
Total liabilities		2,426,923	2,144,668	2,135,767

Equity
Share capital	21	77,540	77,540	77,540
Capital surplus	21	317,405	328,035	338,259
Retained earnings	21	(218,920)	(149,482)	(349,345)
Other components of equity	21	—	4,045	(1,242)
Total equity attributable to owners of parent		176,025	260,137	65,211
Total equity		176,025	260,137	65,211
Total liabilities and equity		2,602,948	2,404,805	2,200,978

Mediagene Inc. Consolidated Statements of Profit or Loss

(Thousands of yen, except per share amounts)

	Notes	Fiscal year ended February 28, 2022 (March 1, 2021 to February 28, 2022)	Fiscal year ended February 28, 2023 (March 1, 2022 to February 28, 2023)
Revenue	24	3,320,600	3,268,495
Cost of sales	25	(2,280,137)	(2,443,696)
Gross profit		1,040,463	824,799
Selling, general and administrative expenses	25	(977,914)	(1,016,473)
Other income	26	2,074	1,800
Other expenses	26	(603)	(393)
Operating profit (loss)		64,019	(190,267)
Finance income	27	9,503	10,176
Finance costs	27	(11,107)	(11,402)
Profit (loss) before tax		62,415	(191,493)
Income tax (expense) benefit	17	7,022	(8,369)
Profit (loss)		69,437	(199,863)

Profit attributable to:
Owners of parent		69,437	(199,863)
Profit (loss)		69,437	(199,863)

Earnings (loss) per share
Basic (Yen)	29	39.48	(113.63)
Diluted (Yen)	29	39.48	(113.63)

Mediagene Inc. Consolidated Statements of Comprehensive Income

(Thousands of yen)

	Notes	Fiscal year ended February 28, 2022 (March 1, 2021 to February 28, 2022)	Fiscal year ended February 28, 2023 (March 1, 2022 to February 28, 2023)
Profit (loss)		69,437	(199,863)

Other comprehensive income
Items that will not be reclassified to profit or loss
Financial assets measured at fair value through other comprehensive income	28	4,045	(5,287)
Total of items that will not be reclassified to profit or loss		4,045	(5,287)
Total other comprehensive income		4,045	(5,287)
Total comprehensive income		73,482	(205,150)

Comprehensive income attributable to:
Owners of parent		73,482	(205,150)
Total comprehensive income		73,482	(205,150)

____________

(Note)     Items in the statements above are presented net of tax. Income taxes related to each component of other comprehensive income are presented in Note “28. Other comprehensive income.”

Mediagene Inc. Consolidated Statements of Changes in Equity
		(Thousands of yen)
	Notes	Equity attributable to owners of parent					Total equity
		Share capital	Capital surplus	Retained earnings	Other components of equity	Total
Balance at March 1, 2021		77,540	317,405	(218,920)	—	176,025	176,025
Profit		—	—	69,437	—	69,437	69,437
Other comprehensive income	28	—	—	—	4,045	4,045	4,045
Total comprehensive income		—	—	69,437	4,045	73,482	73,482
Share-based payment transactions	23	—	10,629	—	—	10,629	10,629
Total transactions with owners		—	10,629	69,437	4,045	84,112	84,112
Balance at February 28, 2022		77,540	328,035	(149,482)	4,045	260,137	260,137
Profit		—	—	(199,863)	—	(199,863)	(199,863)
Other comprehensive income	28	—	—	—	(5,287)	(5,287)	(5,287)
Total comprehensive income		—	—	(199,863)	(5,287)	(205,150)	(205,150)
Share-based payment transactions	23	—	10,224	—	—	10,224	10,224
Total transactions with owners		—	10,224	(199,863)	(5,287)	(194,926)	(194,926)
Balance at February 28, 2023		77,540	338,259	(349,345)	(1,242)	65,211	65,211

Mediagene Inc. Consolidated Statements of Cash Flows

(Thousands of yen)

	Notes	Fiscal year ended February 28, 2022 (March 1, 2021 to February 28, 2022)	Fiscal year ended February 28, 2023 (March 1, 2022 to February 28, 2023)
Cash flows from operating activities
Profit (loss) before tax		62,415	(191,493)
Depreciation and amortization		169,348	181,488
Share-based payment expenses		10,629	10,224
Finance income		(8,278)	(10,176)
Finance costs		11,107	10,268
Decrease (increase) in trade and other receivables		73,940	93,254
Decrease (increase) in inventories		14,670	(15,888)
Increase (decrease) in trade and other payables		(22,855)	12,886
Increase (decrease) in contract liabilities		31,878	164
Other		(8,033)	47,275
Subtotal		334,822	138,004
Interest and dividends received		1,516	17
Interest paid		(10,216)	(9,312)
Income taxes refund (paid)		53,333	(7,513)
Net cash provided by operating activities		379,455	121,195

Cash flows from investing activities
Purchase of property, plant and equipment		(12,259)	(10,263)
Proceeds from sale of property, plant and equipment		97	—
Purchase of intangible assets		(63,711)	(70,342)
Payments for loans receivable		—	(3,000)
Purchase of investments		(5,729)	(159,999)
Proceeds from sale and redemption of investments		110,979	—
Other		40	—
Net cash provided by (used in) investing activities		29,415	(243,605)

Cash flows from financing activities
Net increase (decrease) in short-term borrowings	30	(121,600)	78,400
Repayments of long-term borrowings	30	(4,342)	(4,008)
Redemption of bonds	30	(42,600)	(42,600)
Repayments of lease liabilities	30	(127,176)	(128,643)
Net cash (used in) financing activities		(295,718)	(96,851)
Net increase (decrease) in cash and cash equivalents		113,151	(219,261)
Cash and cash equivalents at beginning of period	6	238,827	351,979
Cash and cash equivalents at end of period	6	351,979	132,717

Mediagene Inc. Notes to Consolidated Financial Statements

1.      Reporting entity

Mediagene Inc. (hereinafter, the “Company”) is a corporation located in Japan. The addresses of its registered head office and principal offices are disclosed on the Company’s website. The consolidated financial statements of the Company and its subsidiaries have been prepared as of and for the fiscal year ended February 28, 2023 and 2022, and composed of the accounts of the Company and its subsidiaries (hereinafter collectively, the “Group”). The Group consists of two companies: the Company and INFOBAHN Inc., a core operating company comparable with the Company. The Group is engaged in a single operating segment of the Media Consulting Business, which operates its owned media and provide services utilizing its expertise gained through media operations.

On March 1, 2022, the Company conducted an absorption-type merger, with INFOBAHN GROUP INC. as a surviving company and a then-subsidiary Mediagene Inc. as a dissolving company, and was renamed to Mediagene Inc. on the same day.

2.      Basis of preparation

(1)    Compliance with International Financial Reporting Standards

The initial consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (hereinafter, “IFRS”) as issued by the International Accounting Standards Board (hereinafter, “IASB”) with the date of transition to IFRS of March 1, 2021. The effects of the transition to IFRS on the consolidated results of operations, financial position and cash flows are described in Note “36. First-time adoption of IFRS.”

(2)    Approval of financial statements

The Group’s consolidated financial statements were authorized for issuance on April 12, 2024 by the Board of Directors of the Company and subsequent events had been considered through that date. See Note “35. Subsequent events.”

The Group’s accounting policies are in compliance with the IFRS effective as of February 28, 2023, excluding those not early adopted by the Group, as well as exceptions required and exemptions permitted by the provisions of IFRS 1 First-time Adoption of International Financial Reporting Standards (hereinafter, “IFRS 1”).

(3)    Basis of measurement

As presented in Note “3. Significant accounting policies,” the Group’s consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair value.

(4)    Functional currency and presentation currency

The Group’s consolidated financial statements are presented in Japanese yen, the Company’s functional currency. Japanese yen figures less than one thousand yen are rounded down to the nearest thousand yen.

(5)    Early adoption of new standards

Not applicable.

Mediagene Inc. Notes to Consolidated Financial Statements

2.      Basis of preparation (cont.)

(6)    New standards and interpretations issued but not yet adopted

The following are the major newly established or amended standards and interpretations that were issued by the date of approval of the consolidated financial statements. They were not early adopted by the Group as of February 28, 2023.

IFRS	To be mandatorily adopted from the fiscal year beginning on and after	To be adopted by the Group from	Outline of newly established/amended standards and interpretations
IAS 12 Income Taxes	January 1, 2023	Fiscal year ending February 29, 2024	Clarification of accounting for deferred tax related to assets and liabilities arising from a single transaction
IAS 12 Income Taxes	January 1, 2023	Fiscal year ending February 29, 2024

Disclosure of income taxes arising from tax laws enacted or substantively enacted to implement the Pillar Two Model Rules published by the Organization for Economic Co-operation and Development (OECD).

The Group will apply these standards from the fiscal year stated above.

The Group has determined that none of the standards and interpretations issued but not yet adopted have a material impact on its consolidated financial statements.

3.      Significant accounting policies

(1)    Basis of consolidation

Subsidiaries

A subsidiary refers to an entity controlled by the Group. The Group determines that it controls an entity when the Group has exposure, or has rights, to variable returns from its involvement with the entity and has the ability to affect the returns through its power over the entity.

Consolidation of financial statements of a subsidiary begins from the date the Group obtains control of the subsidiary and ceases when the Group loses control of the subsidiary.

If any accounting policies applied by a subsidiary differ from those applied by the Group, adjustments are made to the subsidiary’s financial statements as necessary. Inter-company balances and transactions, and any unrealized gains or losses arising from inter-company transactions are eliminated in preparing the consolidated financial statements. The Group attributes comprehensive income of a subsidiary to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Changes in a parent’s ownership interest in a subsidiary resulting from the additional purchase or sale of shares of the subsidiary are accounted for as equity transactions as long as such changes do not result in the parent losing control of the subsidiary.

If the Group loses control of a subsidiary, it derecognizes the assets and liabilities of, and the non-controlling interests in, the former subsidiary. Any interest retained after the loss of control is remeasured at fair value at the date of the loss of control, and any gain or loss on remeasurement is recognized in profit or loss.

Mediagene Inc. Notes to Consolidated Financial Statements

3.      Significant accounting policies (cont.)

(2)    Business combinations

The Group accounts for business combinations using the acquisition method. The consideration for acquisition is measured as the sum of the acquisition-date fair values of the assets transferred, the liabilities assumed, and the equity instruments issued by the Company in exchange for the control of the acquiree. Consideration transferred also includes fair values of any assets or liabilities resulting from a contingent consideration arrangement. The identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are, in principle, measured at their acquisition-date fair values.

When the consideration for acquisition exceeds the fair value of the identifiable assets and liabilities, the excess amount is recognized as goodwill in the consolidated statements of financial position. Conversely, when the amount is below the fair value of the identifiable assets and liabilities, the difference is immediately recognized as profit in the consolidated statements of profit or loss.

Transaction-related costs such as brokerage commissions, legal fees, and due diligence expenses are expensed as incurred.

A business combination transaction under common control, in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory, is accounted for based on the carrying amounts previously recorded.

(3)    Foreign currency

Transactions in foreign currencies are translated into the respective functional currencies of Group companies at the exchange rates at the dates of transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognized in profit or loss and presented within finance income and finance costs.

(4)    Financial instruments

1)      Non-derivative financial assets

(i)     Initial recognition and measurement

The Group recognizes a financial asset when it becomes a party to the contractual provisions thereof, and classifies financial assets into (a) financial assets measured at amortized cost, (b) financial assets measured at fair value through other comprehensive income, or (c) financial assets measured at fair value through profit or loss. This classification is made at initial recognition.

At initial recognition, all financial assets are measured at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, unless the assets are classified as those measured at fair value through profit or loss. Transaction costs of financial assets measured at fair value through profit or loss are recognize in profit or loss.

Mediagene Inc. Notes to Consolidated Financial Statements

3.      Significant accounting policies (cont.)

Financial assets classified as those measured at fair value through profit or loss are measured at fair value, while the other financial assets are measured at fair value plus transaction costs.

(a)     Financial assets measured at amortized cost

Financial assets are classified as those measured at amortized cost if both of the following conditions are met:

•        The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and

•        The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(b)    Financial assets measured at fair value through other comprehensive income

Equity instruments, such as stocks, held primarily for the purpose of maintaining or strengthening business relationships with investees and enhancing corporate value, are designated as financial assets measured at fair value through other comprehensive income at initial recognition, and such designation is applied on an ongoing basis.

(c)     Financial assets measured at fair value through profit or loss

Financial assets other than (a) and (b) above are classified as financial assets measured at fair value through profit or loss.

(ii)    Subsequent measurement

After initial recognition, financial assets are measured as follows in accordance with their classification.

(a)     Financial assets measured at amortized cost

Financial assets measured at amortized cost are measured at the gross carrying amount based on the effective interest method less loss allowance.

(b)    Equity instruments measured at fair value through other comprehensive income

Subsequent changes in fair value of equity instruments, such as stocks, are recognized in other comprehensive income. When such financial instrument is disposed of, the cumulative gain or loss recognized through other comprehensive income is transferred from “Other components of equity” to “Retained earnings.”

Dividends from those instruments are recognized in profit or loss for the period as part of “Finance income.”

(c)     Financial assets measured at fair value through profit or loss

Subsequent changes in the fair value of the financial assets are recognized in profit or loss.

(iii)   Impairment of financial assets

For financial assets measured at amortized cost, loss allowance is recognized as the expected credit losses.

A loss allowance is measured at the end of each period based on assessing whether or not the credit risk of each financial asset has significantly increased since the initial recognition.

Mediagene Inc. Notes to Consolidated Financial Statements

3.      Significant accounting policies (cont.)

If the credit risk has not significantly increased since the initial recognition, a loss allowance on the financial instrument is measured at an amount equal to 12-month expected credit losses. On the other hand, if the credit risk has significantly increased since the initial recognition, a loss allowance on the financial instrument is measured at an amount equal to the lifetime expected credit losses. However, for trade receivables that do not contain a significant financing component, loss allowances are always measured at an amount equal to the lifetime expected credit losses.

The assessment of whether or not credit risk has increased significantly is based on the change in the risk of a default. A default is defined as a situation where there is no reasonable expectations of recovering the financial asset in its entirety or a portion thereof, due to the borrower having significant difficulty in paying contractual cash flows. When determining whether there has been a change in the risk of a default, we consider available information that is reasonable and supportable, such as changes in internal or external credit ratings and past-due information.

Expected credit loss is calculated based on the difference between the contractual cash flows and the cash flows expected to be collected. The basis of estimation includes available information that is reasonable and supportable, such as changes in credit information, historical loss experience, financial condition of the issuer or the borrower, and forward-looking information.

When one or more events have occurred, including delinquency in payments, extension of due date, negative evaluation by an external credit agency, or evaluation of deterioration in financial condition or operating results such as balance sheet insolvency, the financial asset is assessed on an individual basis as a credit-impaired financial asset, and expected credit losses are measured based primarily on historical loss experience and future collectible amounts. For financial assets that are not credit-impaired, expected credit losses are measured through collective assessment based primarily on historical loss experience and, if necessary, provision rates adjusted for current and future economic conditions.

When the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof, the carrying amount of the financial asset is directly reduced by offsetting the amount with a loss allowance.

(iv)   Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or the contractual rights to receive cash flows generated from the financial asset are transferred where substantially all risks and rewards of ownership of the financial asset are transferred. If the Group has retained control of the financial assets transferred, it continues to recognize the assets and related liabilities to the extent of its continuing involvement in the financial assets.

2)      Non-derivative financial liabilities

(i)     Initial recognition and measurement

The Group classifies financial liabilities as (a) financial liabilities measured at amortized cost and (b) financial liabilities measured at fair value through profit or loss. This classification is made at initial recognition.

The Group initially measures financial liabilities measured at amortized cost at fair value less directly attributable transaction costs, while it measures financial assets measured at fair value through profit or loss at fair value.

The Group has no financial liabilities measured at fair value through profit or loss.

Mediagene Inc. Notes to Consolidated Financial Statements

3.      Significant accounting policies (cont.)

(ii)    Subsequent measurement

After initial recognition, financial liabilities are measured as follows in accordance with their classification.

(a)     Financial liabilities measured at amortized cost

Financial liabilities measured at amortized cost are measured at amortized cost using the effective interest method.

Amortization using the effective interest method and gains or losses on derecognition are recognized in profit or loss for the period as part of finance costs.

(b)    Financial liabilities measured at fair value through profit or loss

Financial liabilities measured at fair value through profit or loss are measured at fair value, and changes in the fair value are recognized in profit or loss for the period.

(iii)   Derecognition of financial liabilities

The Group derecognizes financial liabilities when they are extinguished — i.e. when the obligation specified in the contract is discharged or cancelled or expires.

3)      Presentation of financial assets and financial liabilities

The Group offsets financial assets and financial liabilities and states the net amount in the consolidated statements of financial position, if, and only if, the Group currently has a legal right to offset the balance and intends either to settle on a net basis or to realize the assets and settle the liabilities simultaneously.

(5)    Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, and short-term investments with a maturity of three months or less that are readily convertible into cash and subject to an insignificant risk of change in value.

(6)    Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories, except for work in progress, which is determined using the specific identification method, is determined using the first-in, first-out method. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(7)    Property, plant and equipment

(i)     Recognition and measurement

The Group uses the cost model to measure items of property, plant and equipment, which are stated at cost less any accumulated depreciation and any accumulated impairment losses.

The cost includes any costs directly attributable to the acquisition of the item, the costs of dismantling and removing the item and restoring the site on which it is located.

When the useful lives of significant components of property, plant and equipment vary by component, each component is accounted for as a separate item (major component) of property, plant and equipment.

Mediagene Inc. Notes to Consolidated Financial Statements

3.      Significant accounting policies (cont.)

The Group includes the subsequent costs in the carrying amount of the asset, or when appropriate, recognizes such costs as a separate asset as long as it is probable that future economic benefits associated with the item will flow to the Group, and the cost of the item can be measured reliably. Other repair and maintenance expenses are expensed as incurred.

The Group derecognized an item of property, plant and equipment on disposal or when no future economic benefits are expected from its use or disposal. The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net proceeds from disposal and the carrying amount of the item, and recognized in profit or loss when the item is derecognized. The Group presents the gain or loss arising from the derecognition of an item of property, plant and equipment in “Other income” or “Other expenses,” respectively, in the consolidated statements of profit or loss.

(ii)    Depreciation

Assets other than land and construction in progress are depreciated on a straight-line basis over their respective estimated useful lives. Land and construction in progress are not depreciated.

The estimated useful lives of major items of property, plant and equipment except right-of-use assets are as follows:

•        Buildings and accompanying facilities: 2 to 15 years

•        Tools, furniture and fixtures: 1 to 15 years

The estimated useful lives, residual values, and depreciation methods are reviewed at the end of each fiscal year. Any changes are applied prospectively as changes in accounting estimates.

(8)    Intangible assets

(i)     Recognition and measurement

The Group uses the cost model to measure intangible assets. Separately acquired intangible assets are stated at cost upon initial recognition. Intangible assets recognized through business combinations are initially recognized at acquisition-date fair value.

(ii)    Amortization

After initial recognition, intangible assets are amortized on a straight-line basis over their respective estimated useful lives, except for intangible assets with indefinite useful lives, and are stated at cost less accumulated amortization and accumulated impairment losses.

The estimated useful lives of major intangible assets are as follows:

•        Software: 3 to 5 years

The estimated useful lives, residual values, and amortization methods are reviewed at the end of each fiscal year. Any changes are applied prospectively as changes in accounting estimates.

Intangible assets with indefinite useful lives or not yet available for use are not amortized, but instead are tested for impairment annually or whenever there is an indication that the asset may be impaired.

Mediagene Inc. Notes to Consolidated Financial Statements

3.      Significant accounting policies (cont.)

(9)    Leases

Leases as lessee

At inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

At the commencement date, the Group, as lessee, measures the lease liability at the present value of the total lease payments that are not paid at that date. The Group uses its incremental borrowing rate as a discount rate used in measuring the present value of the total unpaid lease payments when the interest rate implicit in the lease cannot be readily determined. In general, the Group uses the incremental borrowing rate as a discount rate. Right-of-use assets are initially measured at the amount of the initial measurement of the corresponding lease liability, adjusted mainly by any initial direct costs and any prepaid lease payments, plus costs including restoration obligations under the lease contract. Right-of-use assets are depreciated on a straight-line basis over the shorter period of useful life and the lease term of the underlying asset. Lease payments are allocated to finance costs and repayments of lease liabilities based on the effective interest method, with finance costs being recognized in the consolidated statements of profit or loss.

The lease term is determined as the non-cancellable period of a lease, together with periods covered by an option to extend the lease if the Group is reasonably certain to exercise that option; and periods covered by an option to terminate the lease if the Group is reasonably certain not to exercise that option.

However, for short-term leases with a lease term of 12 months or less and leases for which the underlying asset is of low value, the Group does not recognize the right-of-use asset or lease liability associated with those leases, but recognizes the total lease payments on either a straight-line basis or another systematic basis over the lease term.

(10)  Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than inventories and deferred tax assets, are reviewed at the end of each fiscal year to determine whether there is any indication of impairment. If there is an indication that an asset may be impaired, the recoverable amount of the asset is estimated. The recoverable amounts of goodwill and intangible assets with indefinite useful lives or those not yet available for use are estimated at the same time in each year and whenever there is an indication that the asset may be impaired.

The recoverable amount of an asset or a cash-generating unit (CGU) is the higher of its value in use and its fair value less costs to sell. In measuring value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the time value of money and the risks specific to the asset. Assets that are not individually tested for impairment are integrated into the smallest CGU that generates cash inflows from continuing use that are largely independent of those from other assets or groups of assets. If the recoverable amount of an asset or CGU is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount, and the impairment loss is recognized in profit or loss.

Goodwill is allocated to CGUs that are expected to benefit from the synergies of a business combination. The CGU or a group of CGUs is tested for impairment at a certain time each fiscal year, regardless of any indication of impairment. If the recoverable amount of a CGU is less than its carrying amount in an impairment test, an impairment loss is recognized. The impairment loss is first allocated to reduce the carrying amount of any goodwill allocated to the CGU or a group of CGUs, and then to the other assets of the CGU or a group of CGUs pro rata on the basis of the carrying amount of each asset in the CGU or a group of CGUs.

The Group’s corporate assets do not generate independent cash inflows. If there is an indication that a corporate asset may be impaired, the recoverable amount is estimated for the CGU to which the corporate asset belongs.

Mediagene Inc. Notes to Consolidated Financial Statements

3.      Significant accounting policies (cont.)

An impairment loss recognized for goodwill is not reversed. Impairment losses recognized in prior periods for other assets are assessed at the end of each fiscal year to determine whether there is any indication that such impairment losses may no longer exist or may have decreased. An impairment loss is reversed if there has been a change in the estimate used to determine the recoverable amount. An impairment loss is reversed up to the carrying amount that would have been determined (net of amortization and depreciation) had no impairment loss been recognized for the asset in the prior years.

(11)  Employee benefits

(i)     Post-employment benefits

The Group has adopted a corporate defined contribution pension plan as a post-employment benefit plan. Defined contribution plans are post-employment benefit plans under which an employer pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further contributions. The cost of defined contribution post-employment benefits is recognized as an expense at the time when contributions are made.

(ii)    Short-term employee benefits

The undiscounted amount of short-term employee benefits is recognized in profit or loss in the period in which related services are rendered.

The cost of paid leave is recognized as a liability at an amount estimated to be paid based on the plan if the Group has a legal or constructive obligation to make such payments and a reliable estimate of the amount can be made.

(iii)   Other long-term employee benefits

Obligations for length-of-service awards is calculated by discounting to the present value the estimated future benefits that employees have earned in return for their service in the current and prior fiscal years.

(12)  Provisions

The Group recognizes provisions when it has a present legal or constructive obligation as a result of past events; it is probable that an outflow of economic resources will be required to settle the obligation; and a reliable estimate of the amount of the obligation can be made. When the time value of money is significant, provisions are measured as the estimated future cash flows discounted to their present value using a pre-tax discount rate that reflects the time value of money and the risks specific to the liability. Unwinding of the discount reflecting the passage of time is recognized as “Finance costs.”

Assets retirement obligations are recognized to provide for obligations to restore leased offices and other properties to their original conditions. The amount of the obligations is estimated considering the conditions of each property individually based on factors including the expected period of use determined taking into account the past experience of restoration. These expenses are expected to be incurred after the expected period of use determined taking into account the useful lives of the leasehold improvements for the offices and other properties, but may be affected by future business plans and other factors. The estimated future expenses and applied discount rates are reviewed annually, and any revisions deemed necessary are added to or deducted from the carrying amount of the related asset and accounted for as a change in accounting estimates.

Mediagene Inc. Notes to Consolidated Financial Statements

3.      Significant accounting policies (cont.)

(13)  Shareholder equity

The shares of common stock issued by the Company are recognized in share capital and capital surplus at their issue price. Any costs directly attributable to the issuance of new shares or share acquisition rights (net of tax) are deducted from equity.

(14)  Share-based payment

The Group has adopted a share option plan as an incentive for directors, employees, and others, and accounts for the plan as an equity-settled share-based payment plan.

Share options are estimated at fair value at the grant date and recognized as an expense over the vesting period in the consolidated statements of profit or loss, taking into account the estimated number of options to be vested, and the corresponding amount is recognized as an increase in equity in the consolidated statements of financial position. The fair value of share options granted is determined using the Black-Scholes model, taking into account the terms and conditions of the share options. The terms and conditions are regularly reviewed, and the estimated number of stock options to be vested is revised as necessary.

(15)  Revenue

The Group recognizes revenue from contracts with customers in an amount that reflects the consideration to which the Group expects to be entitled in exchange for transferring the promised goods or services to a customer by applying the following five-step approach, except for interest and dividend income recognized under the IFRS 9 Financial Instruments.

Step 1: Identify the contract with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

In either case when the Group satisfies a performance obligation to provide the specified good or service to a customer itself or when another party is involved in satisfying a performance obligation to provide the specified good or service to a customer, the Group recognizes revenue in the gross amount as a principal if the Group is primarily responsible for fulfilling the promise to provide the specified good or service and has discretion in establishing the price for the specified good or service. On the other hand, in the case when another party is involved in satisfying a performance obligation to provide the specified good or service to a customer, the Group recognizes revenue in the net amount (the amount equivalent to commission) as an agent if the Group is not primarily responsible for fulfilling the promise to provide the specified good or service and does not have discretion in establishing the price for the specified good or service.

Revenue is measured at the transaction price in contracts with customers. Consideration for transactions is received primarily within one year of satisfaction of the performance obligation and does not contain a significant financing component.

Mediagene Inc. Notes to Consolidated Financial Statements

3.      Significant accounting policies (cont.)

The Group operates a single segment of the Media Consulting Business. The Group provides the media services, the solution services, the innovation support services, and other services. The nature of goods or services promised to be transferred to customers and the methods of revenue recognition are as follows:

Services	Type of revenue	Method of revenue recognition
Media services	Operation of owned media as well as distribution and sale of advertisements

The Group operates Gizmodo Japan, Lifehacker (Japanese version) and others as its owned media. For the distribution and sale of advertisements using the Group’s owned media, the Group has a performance obligation to primarily place an advertisement in its owned media under a contract with a customer. As the performance obligation is satisfied upon the placement of an advertisement, revenue is recognized at that point in time.

Product promotion through affiliate advertising, etc.

The Group provides a service to promote products through affiliate advertising, etc. The primary nature of the service is to place links to target products on the Group’s owned media to mediate the purchase of those products. As the performance obligation is satisfied at the point in time when the mediation for purchase of a product is established, revenue is recognized at that point in time.

Event-related operations

The Group provides event services through which the Group organizes events to solicit sponsor companies to work together to increase user loyalty and develop public education. For event-related operations, the Group has a performance obligation to primarily organize an event and place an advertisement in its owned media under a contract with a customer. As the performance obligation is satisfied at the point in time when an event is held, revenue is recognized at that point in time.

Solution services	Communication design support services for corporate clients

The nature of the communication design support services for corporate clients is to provide corporate clients with services to meet their need for reputation formation (branding) in the internet. For these services, the Group has a performance obligation to provide deliverables under a contract with a customer. As the performance obligation is satisfied over time, revenue is recognized based on the extent of progress toward completion of the performance obligation. As costs incurred are considered to appropriately reflect the progress toward completion of the performance obligation, the progress is measured based on the percentage of cumulative actual costs incurred to date to estimated total costs at the end of the fiscal year. In cases where the period up to the point in time when the performance obligation is expected to be fully satisfied is very short, the performance obligation is deemed to be satisfied upon the completion of the service delivery to a customer, and revenue is recognized at that point in time.

Mediagene Inc. Notes to Consolidated Financial Statements

3.      Significant accounting policies (cont.)

Services	Type of revenue	Method of revenue recognition
Innovation support services	New business development support services for corporate clients

The nature of the new business development support services for corporate clients is to provide consulting services to generate ideas for new business development to support corporate clients as a comprehensive marketing strategic partner. For these services, the Group has a performance obligation to provide deliverables under a contract with a customer. As the performance obligation is satisfied over time, revenue is recognized based on the extent of progress toward completion of the performance obligation. As costs incurred are considered to appropriately reflect the progress toward completion of the performance obligation, the progress is measured based on the percentage of cumulative actual costs incurred to date to estimated total costs at the end of the fiscal year. In cases where the period up to the point in time when the performance obligation is expected to be fully satisfied is very short, the performance obligation is deemed to be satisfied upon the completion of the service delivery to a customer, and revenue is recognized at that point in time.

Other services	Advertising through external media, subscription service, etc.

With regard to other major services, for the advertising through external media, the Group has a performance obligation to publish articles and videos created through its owned media or by other companies in external media and act as an operation agency. Meanwhile, for the subscription service, the Group has a performance obligation to provide articles available only to paid subscribers. In the advertising through external media, the Group does not have control over services to be transferred to customers and only provides services for arranging the tasks mentioned above. As such, the Group deems itself to be an agent in the advertising through external media, and the performance obligation is satisfied upon the completion of the service delivery to a customer. Revenue is recognized as a net amount obtained by deducing the related costs from the total amount of consideration received from the customer.The performance obligations for the subscription service are satisfied over the contract period; therefore, revenue is recognized in equal amounts over the contract period during which the performance obligations are satisfied.

(16)  Finance income and finance costs

Finance income consists of interest income. Interest income is recognized as it is earned using the effective interest method.

Finance costs consist of interest expenses for bonds and borrowings and lease liabilities. Interest expenses are recognized as incurred using the effective interest method.

Mediagene Inc. Notes to Consolidated Financial Statements

3.      Significant accounting policies (cont.)

(17)  Income taxes

Income taxes consist of current taxes and deferred taxes. They are recognized in profit or loss, except for those related to business combinations and items that are recognized directly in equity or in other comprehensive income.

(i)     Current taxes

Current taxes are measured at the amount that is expected to be paid to or refunded from the taxation authorities. Calculation of the amount of tax is based on the tax rates and the tax laws enacted or substantively enacted by the end of the reporting period in countries where the Group conducts businesses and earns taxable profit (or loss).

(ii)    Deferred taxes

Deferred taxes are recognized for temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts for tax purposes, tax loss carryforwards, and tax credit carryforwards at the balance sheet date.

Deferred tax assets and liabilities are not recognized for the following temporary differences:

•        Temporary differences arising from the initial recognition of goodwill;

•        Temporary differences arising from the initial recognition of assets and liabilities from transactions that are not business combinations and affect neither accounting profit nor taxable profit; and

•        Taxable temporary differences associated with investments in subsidiaries and associates, where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

In principle, deferred tax liabilities are recognized for all taxable temporary differences, and deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized.

The carrying amount of deferred tax assets is reviewed each fiscal year and reduced to the extent it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized. Unrecognized deferred tax assets are reassessed each fiscal year and recognized to the extent that it has become probable that future taxable profits will allow the deferred tax assets to be recovered.

Deferred tax assets and liabilities are measured at the tax rates and by the tax laws that are expected to apply to the period when the assets are realized or the liabilities are settled, based on the statutory tax rates and the tax laws enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and liabilities are offset if the Group has a legally enforceable right to offset current tax assets against current tax liabilities and income taxes are levied by the same taxation authority on the same taxable entity.

(18)  Earnings per share

Basic earnings per share is calculated by dividing profit or loss attributable to the parent’s common shareholders by the weighted average number of shares of common stock outstanding (shares of common stock issued less treasury shares) during the period. Diluted earnings per share is calculated by adjusting the effects of all potentially dilutive shares.

Mediagene Inc. Notes to Consolidated Financial Statements

4.      Significant accounting estimates and judgments

In preparing the consolidated financial statements in accordance with IFRS, management makes judgments, estimates, and assumptions that may affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are based on the best judgment of management that takes into account various factors deemed reasonable at the reporting date in accordance with historical experience and information available to the Group. Due to their nature, however, figures based on these estimates and assumptions may differ from the actual results. Estimates and assumptions are reviewed on an ongoing basis.

The effects of revisions to accounting estimates are recognized in the fiscal year in which the estimate is revised and in future fiscal years. Items involving estimates with the risk that results in significant revisions to the carrying amount of assets and/or liabilities for the next fiscal year were as follows:

(i)     Key assumptions used in measuring value in use for the purpose of assessing impairment of non-financial assets (3. Significant accounting policies, (10) Impairment of non-financial assets)

The Group performs an impairment test for non-financial assets (other than inventories and deferred tax assets) if there is an indication that the recoverable amount of an asset is less than its carrying amount. However, goodwill and intangible assets with indefinite useful lives or those not yet available for use are tested for impairment annually and when any indication of impairment is identified.

Significant factors that trigger an impairment test being performed include significant deterioration in past or projected operating results, significant changes in the use of acquired assets, changes in overall strategies, and significant deterioration in industry and economic trends.

In calculating the recoverable amount in impairment tests, certain assumptions are made for useful lives and future cash flows of the assets, discount rates that reflect the risks specific to the assets, and long-term growth rates. These assumptions are determined based on the best estimates and judgments of management but may be affected by the consequence of changes in uncertain future economic conditions. If revisions to the assumptions become necessary, they may have a material impact on the amounts recognized in the consolidated financial statements for the following fiscal years.

The calculation method of the recoverable amount of a non-financial asset is stated in Note “3. Significant accounting policies, (10) Impairment of non-financial assets.”

(ii)    Determination of recoverability of deferred tax assets (17. Income taxes)

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary difference, etc. can be utilized. In recognizing deferred tax assets, when assessing the probability that taxable profit will be available, the timing and amount of taxable profit are estimated based on business plans.

The timing and amount of tax profit may be affected by changes in uncertain future economic conditions. If the actual timing and amount of taxable profit differ from the estimates, it may have a material impact on the amounts recognized in the consolidated financial statements for the following fiscal years.

The details and amount related to deferred tax assets are stated in Note “17. Income taxes.”

(iii)   Fair value measurement of share-based payment transactions (23. Share-based payment)

Equity-settled share-based payments are estimated at fair value at the grant date and recognized as an expense over the vesting period in the consolidated statements of profit or loss, taking into account the estimated number of share options to be vested, and the corresponding amount is recognized as an increase in equity in the consolidated statements of financial position. The fair value of share options granted is determined using the Black-Scholes model, taking into account the terms and conditions of

Mediagene Inc. Notes to Consolidated Financial Statements

4.      Significant accounting estimates and judgments (cont.)

the share options. These underlying figures may be affected by changes in uncertain future economic conditions, among other factors. If revisions to the assumptions become necessary, they may have a material impact on the consolidated financial statements for the following fiscal years.

The measurement of liabilities arising from share-based payments is stated in Notes “3. Significant accounting policies, (14) Share-based payment” and “23. Share-based payment.”

(iv)   Lease term (16. Leases)

The Group determines the lease term as the non-cancellable period of a lease, together with both periods covered by an option to extend the lease if the Group is reasonably certain to exercise that option; and periods covered by an option to terminate the lease if the Group is reasonably certain not to exercise that option. Specifically, the Group estimates the lease term by considering whether there is an option to extend or terminate the lease, how likely the option will be exercised, whether there are termination penalties, and other factors. These may cause significant revisions to the amounts of right-of-use assets, lease liabilities, and other items as a result of changes in uncertain future economic conditions, the outcome of negotiations upon contract renewal, or other events.

The details of the determination of the lease term are provided in Note “3. Significant accounting policies, (9) Leases.” The details and amounts of right-of-use assets and lease liabilities are provided in Note “16. Leases.”

(v)    Measurement of the fair value of financial assets classified as Level 3 (32. Fair value of financial instruments)

The fair value of structured bonds, which are financial assets classified as Level 3, is determined based on prices quoted by correspondent financial institutions. The fair values of unlisted equity securities and investments in capital are determined based on inputs reasonably available to the Group by using appropriate valuation techniques such as the comparable multiple valuation method. Certain illiquidity discounts and other factors are considered as necessary. These may be affected by changes in uncertain future economic conditions and are exposed to a future risk of significant revisions to the amount of Level 3 financial assets measured at fair value.

The details of the fair value measurement of financial instruments and the amounts thereof are provided in Note “32. Fair value of financial instruments.”

(vi)   Measurement of provisions (19. Provisions)

The Group recognizes asset retirement obligations as provisions in the consolidated statements of financial position. Asset retirement obligations are measured at the present value of the best estimate of the expenditure required to settle the obligations reflecting risks and uncertainties at the end of the reporting period, discounted using a pre-tax rate that reflects the risk specific to the liability.

The amount of the expenditure required to settle the obligations is determined by comprehensively taking into account future possible outcomes, but may be affected by unexpected events and changes in circumstances. If the actual amount of the expenditure differs from the estimated amount or if the discount rate used in discounting the amount of the estimated expenditure changes materially due to changes in economic conditions and other factors, such difference or change may have a material impact on the amounts recognized in the consolidated financial statements for the following fiscal year and onward.

The amounts of asset retirement obligations recognized are stated in Note “19. Provisions.”

Mediagene Inc. Notes to Consolidated Financial Statements

5.      Segment information

(1)    General information

This information is omitted because the Group operates a single segment of the Media Consulting Business.

(2)    Information on products and services

The details are as stated in Note “24. Revenue.”

(3)    Information for each geographical area

The breakdown of revenue and non-current assets by geographical area was as follows:

(i)     Revenue from external customers

This information is omitted because revenue from external customers in Japan accounts for most of the Group’s revenue.

(ii)    Non-current assets

This information is omitted because the amount of non-current assets located in Japan accounts for most of the amount of non-current assets reported in the consolidated statements of financial position.

(4)    Information on major customers

This information is omitted because no revenue from a single external customer exceeds 10% of the Group’s revenue.

6.      Cash and cash equivalents

The breakdown of cash and cash equivalents was as follows:

		(Thousands of yen)
	Date of transition (March 1, 2021)	As of February 28, 2022	As of February 28, 2023
Cash and deposits	238,827	351,979	132,717
Total	238,827	351,979	132,717

The balances of “Cash and cash equivalents” in the consolidated statements of financial position as of March 1, 2021 (date of transition), February 28, 2022 and 2023 agree with the corresponding ending balances of “Cash and cash equivalents” in the consolidated statements of cash flows.

There were no material cash and cash equivalents with restrictions on withdrawal as of March 1, 2021 (date of transition), February 28, 2022 and 2023.

Cash and cash equivalents are classified as financial assets measured at amortized cost.

Mediagene Inc. Notes to Consolidated Financial Statements

7.      Trade and other receivables

The breakdown of trade and other receivable was as follows:

		(Thousands of yen)
	Date of transition (March 1, 2021)	As of February 28, 2022	As of February 28, 2023
Accounts receivable – trade	609,827	508,189	435,172
Notes receivable – trade	13,103	38,337	—
Contract assets	12,330	28,937	43,642
Accounts receivable – other	30,752	20,276	2,901
Other	11,979	6,601	27,424
Allowance for doubtful accounts	(2,037)	(325)	(379)
Total	675,956	602,016	508,761

Trade and other receivables are classified as financial assets measured at amortized cost.

8.      Other financial assets

(1)    The breakdown of other financial assets was as follows:

		(Thousands of yen)
	Date of transition (March 1, 2021)	As of February 28, 2022	As of February 28, 2023
Other financial assets (current):
Financial assets measured at fair value through profit or loss
Structured bonds	104,520	—	23,978
Financial assets measured at amortized cost
Short-term loans receivable	—	—	3,000
Total	104,520	—	26,978
Other financial assets (non-current):
Financial assets measured at fair value through other comprehensive income
Equity securities and investments in capital	11,040	22,888	27,886
Financial assets measured at fair value through profit or loss
Structured bonds	—	—	135,876
Financial assets measured at amortized cost
Leasehold and guarantee deposits	94,349	94,651	94,955
Total	105,389	117,540	258,719

(2)    Financial assets measured at fair value through other comprehensive income

Shares and other securities are equity instruments and held for the purpose of expanding the Group’s revenue base by maintaining and strengthening relationships with business partners. Therefore, they are classified as financial assets measured at fair value through other comprehensive income.

Mediagene Inc. Notes to Consolidated Financial Statements

8.      Other financial assets (cont.)

(i)     Major issues and fair value

The major issues and fair value of equity financial assets measured at fair value through other comprehensive income were as follows:

		(Thousands of yen)
Investee	Date of transition (March 1, 2021)	As of February 28, 2022	As of February 28, 2023
fermata Co., Ltd.	5,000	9,041	9,870
CODEGYM Inc.	5,000	7,067	7,017
STRACT, Inc.	—	—	5,000
kiva corp.	—	—	4,999
BI.Garage, Inc.	1,000	1,000	1,000

(ii)    Transfer to retained earnings

The Group reclassifies cumulative gains or losses arising from changes in the fair value of equity financial assets measured at fair value through other comprehensive income to retained earnings in case of derecognition. There are no cumulative gains or losses (net of tax) in other comprehensive income reclassified to retained earnings for the fiscal years ended February 28, 2022 and 2023.

9.      Inventories

The breakdown of inventories was as follows:

		(Thousands of yen)
	As of March 1, 2021 (Date of transition)	As of February 28, 2022	As of February 28, 2023
Merchandise	2,071	3,440	8,980
Supplies	—	—	621
Work in progress	24,342	8,302	18,030
Total	26,413	11,742	27,631

There were no inventories that were expected to be sold later than 12 months from March 1, 2021, February 28, 2022 and 2023, inventories pledged as collateral for liabilities or inventories carried at fair value less cost to sell.

Inventories recognized as an expense during the fiscal years ended February 28, 2022 and 2023 amounted to 2,196,845 thousand yen and 2,360,131 thousand yen, respectively.

Mediagene Inc. Notes to Consolidated Financial Statements

10.    Other assets

The breakdown of other assets was as follows:

		(Thousands of yen)
	As of March 1, 2021 (Date of transition)	As of February 28, 2022	As of February 28, 2023
Other current assets:
Prepaid expenses	48,637	57,733	54,029
Advance payments to suppliers	19,213	21,217	10,512
Other	193	259	273
Total	68,044	79,210	64,815

Other non-current assets:
Long-term prepaid expenses	3,543	3,053	7,713
Total	3,543	3,053	7,713

11.    Property, plant and equipment

(1)    Changes

The cost, accumulated depreciation and accumulated impairment losses, and carrying amount of property, plant and equipment were as follows:

Carrying amount

		(Thousands of yen)
	Buildings and accompanying facilities	Tools, furniture and fixtures	Total
Balance at March 1, 2021	1,220,886	51,297	1,272,184
Acquisition	245	11,870	12,115
Depreciation	(141,664)	(19,052)	(160,717)
Sale or disposal	—	(279)	(279)
Balance at February 28, 2022	1,079,467	43,836	1,123,302
Acquisition	27,674	14,321	41,996
Depreciation	(141,668)	(16,014)	(157,683)
Other	808	—	808
Balance at February 28, 2023	966,281	42,143	1,008,424

____________

Note:       Depreciation of property, plant and equipment is included in “Cost of sales” and “Selling, general and administrative expenses” in the consolidated statements of profit or loss. “Other” represents the effect of changes in the estimate of asset retirement obligations.

Cost

		(Thousands of yen)
	Buildings and accompanying facilities	Tools, furniture and fixtures	Total
Balance at March 1, 2021	1,281,106	160,841	1,441,948
Balance at February 28, 2022	1,281,351	167,760	1,449,112
Balance at February 28, 2023	1,309,834	181,869	1,491,704

Mediagene Inc. Notes to Consolidated Financial Statements

11.    Property, plant and equipment (cont.)

Accumulated depreciation and accumulated impairment losses

		(Thousands of yen)
	Buildings and accompanying facilities	Tools, furniture and fixtures	Total
Balance at March 1, 2021	(60,219)	(109,544)	(169,764)
Balance at February 28, 2022	(201,884)	(123,925)	(325,809)
Balance at February 28, 2023	(343,553)	(139,726)	(483,279)

(2)    Breakdown of the carrying amount of right-of-use assets

The carrying amount of right-of-use assets included in the carrying amount of property, plant and equipment was as follows:

		(Thousands of yen)
	Buildings and accompanying facilities	Tools, furniture and fixtures	Total
Balance at March 1, 2021	1,174,960	—	1,174,960
Balance at February 28, 2022	1,038,392	—	1,038,392
Balance at February 28, 2023	930,307	3,474	933,781

____________

Note:       An increase in right-of-use assets for the fiscal year ended February 28, 2023 was 31,928 thousand yen.

12.    Intangible assets

(1)    Changes

The cost, accumulated amortization and accumulated impairment losses, and carrying amount of intangible assets were as follows:

Carrying amount

			(Thousands of yen)
	Software	Software in progress	Other	Total
Balance at March 1, 2021	18,434	—	371	18,805
Acquisition	40,599	25,257	—	65,856
Amortization	(8,575)	—	(56)	(8,631)
Balance at February 28, 2022	50,458	25,257	314	76,030
Acquisition	35,594	32,603	—	68,197
Amortization	(23,748)	—	(56)	(23,805)
Transfer	45,340	(45,340)	—	—
Balance at February 28, 2023	107,644	12,520	258	120,423

____________

Note:       Amortization of intangible assets is included in “Cost of sales” and “Selling, general and administrative expenses” in the consolidated statements of profit or loss.

Mediagene Inc. Notes to Consolidated Financial Statements

12.    Intangible assets (cont.)

Cost

			(Thousands of yen)
	Software	Software in progress	Other	Total
March 1, 2021	113,708	—	563	114,271
February 28, 2022	154,307	25,257	563	180,128
February 28, 2023	235,241	12,520	563	248,326

Accumulated amortization and accumulated impairment losses

			(Thousands of yen)
	Software	Software in progress	Other	Total
March 1, 2021	(95,273)	—	(192)	(95,466)
February 28, 2022	(103,848)	—	(249)	(104,097)
February 28, 2023	(127,597)	—	(305)	(127,903)

(2)    Individually significant intangible assets

An individually significant intangible asset recorded in the consolidated statements of financial position as of February 28, 2023 is software for the operating system of CoSTORY, a service operated by the Company, and the carrying amount of which was 39,275 thousand yen. The remaining amortization period of the intangible asset as of February 28, 2023 was four years.

13.    Trade and other payables

The breakdown of trade and other payables was as follows:

		(Thousands of yen)
	As of March 1, 2021 (Date of transition)	As of February 28, 2022	As of February 28, 2023
Accounts payable – trade	189,775	164,358	206,471
Accounts payable – other	82,920	69,813	63,709
Other	39,199	54,868	31,746
Total	311,896	289,041	301,927

Trade and other payables are classified as financial liabilities measured at amortized cost.

Mediagene Inc. Notes to Consolidated Financial Statements

14.    Other financial liabilities

The breakdown of other financial liabilities was as follows:

		(Thousands of yen)
	As of March 1, 2021 (Date of transition)	As of February 28, 2022	As of February 28, 2023
Other financial liabilities (current):
Lease liabilities	127,176	127,863	102,938
Total	127,176	127,863	102,938

Other financial liabilities (non-current):
Lease liabilities	977,986	850,123	778,758
Total	977,986	850,123	778,758

15.    Bonds and borrowings

The breakdown of bonds and borrowings was as follows:

				(Thousands of yen, %)
	As of March 1, 2021 (Date of transition)	As of February 28, 2022	As of February 28, 2023	Average interest rate	Due date
Current liabilities:
Short-term borrowings	500,000	378,400	456,800	0.58%	—
Current portion of bonds	42,600	42,600	42,600	0.69%	—
Current portion of long-term borrowings	4,008	4,008	4,008	0.00%	—
Total	546,608	425,008	503,408

Non-current liabilities:
Bonds payable	128,112	86,168	44,036	0.69%	Oct. 2024
Borrowings	34,656	30,314	26,306	0.00%	Sep. 2030
Total	162,768	116,482	70,342

____________

Note:       The average interest rates represent the weighted average interest rates applicable to the ending balances of borrowings, etc.

Bonds and borrowings are classified as financial liabilities measured at amortized cost.

Summary of terms and conditions of the bonds issued was as follows.

							(Thousands of yen, %)
Company	Series	Issuance date	As of March 1, 2021 (Date of transition)	As of February 28, 2022	As of February 28, 2023	Average interest rate	Guarantee	Redemption due date
The company	1st Series of Unsecured Straight Corporate Bonds	October 31 2017	170,712	128,768	86,636	0.69%	Nil	October 31 2024
Total			170,712	128,768	86,636

Mediagene Inc. Notes to Consolidated Financial Statements

16.    Leases

Leases as lessee

(1)    Overview

The Group leases mainly offices and office equipment. There are no significant purchase options, escalation clauses, or restrictions under lease contracts (such as limits on dividends, additional borrowings, and additional leasing).

(2)    Amounts recognized in profit or loss

The breakdown of profit or loss on leases was as follows:

	(Thousands of yen)
	Fiscal year ended February 28, 2022 (March 1, 2021 to February 28, 2022)	Fiscal year ended February 28, 2023 (March 1, 2022 to February 28, 2023)
Depreciation of right-of-use assets
Buildings	136,567	136,567
Tools, furniture and fixtures	—	709
Total	136,567	137,276
Finance costs
Interest expense on lease liabilities	7,174	6,487
Lease expense
Expense relating to leases of low-value assets	3,549	4,120

(3)    Total cash outflow

Total cash outflow for leases was as follows:

	(Thousands of yen)
	Fiscal year ended February 28, 2022 (March 1, 2021 to February 28, 2022)	Fiscal year ended February 28, 2023 (March 1, 2022 to February 28, 2023)
Total cash outflow for leases	137,828	139,191

(4)    Right-of-use assets and lease liabilities

The breakdown of, and an increase in, the carrying amount of right-of-use assets are presented in Note “11. Property, plant and equipment.”

In addition, the maturity analysis of lease liabilities is presented in Note “31. Financial instruments, (2) Financial risk management, (ii) Liquidity risk management.”

(5)    Extension options and termination options

In the Group, each company is responsible for managing its leases, and the terms and conditions of leases are negotiated on a lease-by-lease basis and vary widely.

Extension options and termination options are mainly included in real estate leases for offices. The Group uses these terms and conditions when necessary to utilize its business.

Mediagene Inc. Notes to Consolidated Financial Statements

17.    Income taxes

(1)    Deferred tax assets and deferred tax liabilities

The breakdown of , and changes in, the major causes for the occurrence of deferred tax assets and deferred tax liabilities was as follows:

Fiscal year ended February 28, 2022 (March 1, 2021 to February 28, 2022)

			(Thousands of yen)
	Beginning balance	Amount recognized in profit or loss	Changes in other comprehensive income	Ending balance
Deferred tax assets
Enterprise tax payable	393	(393)	—	—
Employee benefit liabilities	22,614	2,763	—	25,378
Lease liabilities	382,276	(44,906)	—	337,369
Asset retirement obligations	24,142	(2,087)	—	22,054
Tax loss carryforwards	7,373	6,984	—	14,358
Other	2,871	(999)	—	1,871
Total	439,670	(38,638)	—	401,032
Deferred tax liabilities
Trade and other receivables	(1,991)	(3,451)	—	(5,443)
Fixed assets	(3,609)	(103)	—	(3,713)
Right-of-use assets	(406,418)	47,238	—	(359,179)
Financial instruments	(1,819)	1,564	(2,113)	(2,368)
Total	(413,839)	45,247	(2,113)	(370,705)
Deferred tax assets, net	25,830	6,609	(2,113)	30,327

Fiscal year ended February 28, 2023 (March 1, 2022 to February 28, 2023)

			(Thousands of yen)
	Beginning balance	Amount recognized in profit or loss	Changes in other comprehensive income	Ending balance
Deferred tax assets
Employee benefit liabilities	25,378	2,688	—	28,066
Lease liabilities	337,369	(35,400)	—	301,968
Asset retirement obligations	22,054	(1,807)	—	20,247
Tax loss carryforwards	14,358	(5,642)	—	8,715
Other	1,871	(267)	—	1,604
Total	401,032	(40,429)	—	360,602
Deferred tax liabilities
Trade and other receivables	(5,443)	5,443	—	—
Fixed assets	(3,713)	199	—	(3,513)
Right-of-use assets	(359,179)	37,666	—	(321,513)
Financial instruments	(2,368)	(3,688)	(286)	(6,343)
Total	(370,705)	39,620	(286)	(331,370)
Deferred tax assets, net	30,327	(808)	(286)	29,232

Mediagene Inc. Notes to Consolidated Financial Statements

17.    Income taxes (cont.)

(2)    Unrecognized deferred tax assets and deferred tax liabilities (tax effect)

Tax loss carryforwards and deductible temporary differences for which no deferred tax assets were recognized were as follows:

		(Thousands of yen)
	As of March 1, 2021 (Date of transition)	As of February 28, 2022	As of February 28, 2023
Tax loss carryforwards	182,760	150,159	228,391
Deductible temporary differences	61,575	49,584	60,807
Total	244,335	199,743	289,198

The expiration schedule of tax loss carryforwards for which no deferred tax assets were recognized was as follows:

		(Thousands of yen)
	As of March 1, 2021 (Date of transition)	As of February 28, 2022	As of February 28, 2023
Over 1 year through 5 years	12,425	47,954	77,449
Over 5 years	170,335	102,204	150,941
Total	182,760	150,159	228,391

The Group recognized deferred tax assets as of March 1, 2021, February 28, 2022 and 2023 to the extent that future taxable profit would be available. The recoverability of deferred tax assets was dependent on the availability of future taxable profit, but the Group deemed that deferred tax assets would be recoverable because future taxable profit was assumed based on the business plan approved by the management and the Group considered future taxable profit to be likely available in light of past plans and historical results.

(3)    Income tax expense (benefit)

	(Thousands of yen)
	Fiscal year ended February 28, 2022 (March 1, 2021 to February 28, 2022)	Fiscal year ended February 28, 2023 (March 1, 2022 to February 28, 2023)
Current tax expense (Note)	(413)	7,560
Deferred tax expense	(6,609)	808
Total	(7,022)	8,369

____________

Note:       Current tax expense includes the amount of the benefit arising from a previously unrecognized tax loss, tax credit or temporary difference of a prior period. Accordingly, a decrease in current tax expense was 26,066 thousand yen for the fiscal year ended February 28, 2022.

(4)    Income taxes recognized in other comprehensive income

Income taxes recognized in other comprehensive income are presented in Note “28. Other comprehensive income.”

Mediagene Inc. Notes to Consolidated Financial Statements

17.    Income taxes (cont.)

(5)    Reconciliation of effective tax rate

Reconciliation between the statutory tax rate and the average effective tax rate was as follows: The effective tax rate represents the rate of income taxes applicable to the Group’s annual profit before tax.

		(%)
	Fiscal year ended February 28, 2022 (March 1, 2021 to February 28, 2022)	Fiscal year ended February 28, 2023 (March 1, 2022 to February 28, 2023)
Statutory tax rate	34.6	34.6
Non-deductible expense (Note)	5.9	(1.9)
Changes in unrecognized deferred tax assets	(49.8)	(37.7)
Other	(1.9)	0.6
Effective tax rate	(11.3)	(4.4)

____________

Notes:     Non-deductible expense mainly comprises share-based payment expenses that are not deductible for tax purposes, such as expenses for share options.

18.    Employee benefits

(1)    Defined contribution pension plan

The Group adopted a defined contribution pension plan in October 2022. The amount recognized as an expense for the defined contribution pension plan for the fiscal year ended February 28, 2023 was 10,689 thousand yen.

(2)    Employee benefit expenses

Employee benefit expenses included in “Cost of sales” and “Selling, general and administrative expenses” in the consolidated statements of profit or loss for the fiscal years ended February 28, 2022 and 2023 totaled 1,543,792 thousand yen and 1,552,690 thousand yen, respectively.

19.    Provisions

The breakdown of and changes in provisions were as follows:

	(Thousands of yen)
	Asset retirement obligations	Total
As of March 1, 2021 (Date of transition)	91,538	91,538
Increase during the period	—	—
Decrease during the period (intended use)	—	—
Decrease during the period (reversal)	—	—
Interest cost of unwinding the discount on the liabilities	303	303
As of February 28, 2022	91,841	91,841
Increase during the period	808	808
Decrease during the period (intended use)	—	—
Decrease during the period (reversal)	—	—
Interest cost of unwinding the discount on the liabilities	304	304
As of February 28, 2023	92,954	92,954

Mediagene Inc. Notes to Consolidated Financial Statements

19.    Provisions (cont.)

		(Thousands of yen)
	As of March 1, 2021 (Date of transition)	As of February 28, 2022	As of February 28, 2023
Current liabilities	—	—	30,261
Non-current liabilities	91,538	91,841	62,692
Total	91,538	91,841	92,954

Details of obligations of provisions were as follows:

Asset retirement obligations

Asset retirement obligations are mainly the restoration obligations associated with real estate leases for buildings. The asset retirement obligations were calculated using a discount rate with the estimate of expected use from 1 year to 15 years. The timing of paying the expenses will be subject to future business plans and other factors.

20.    Other liabilities

The breakdown of other liabilities was as follows:

		(Thousands of yen)
	As of March 1, 2021 (Date of transition)	As of February 28, 2022	As of February 28, 2023
Current liabilities:
Paid leave liability	98,748	94,858	100,468
Deposits received	27,662	11,843	23,968
Total	126,411	106,702	124,437

Non-current liabilities:
Liability for length-of-service awards	55,854	78,392	93,975
Total	55,854	78,392	93,975

21.    Share capital and other equity items

(1)    Number of shares authorized and number of shares issued

Changes in the number of shares authorized and number of shares issued were as follows:

	(Shares)
	Number of shares authorized	Number of shares issued
As of March 1, 2021 (Date of transition)	7,035,600	1,758,900
Changes during the period	—	—
As of February 28, 2022	7,035,600	1,758,900
Changes during the period	—	—
As of February 28, 2023	7,035,600	1,758,900

____________

Notes:   1.   The transfer of shares issued by the Company requires approval from the Board of Directors.

2.   Shares issued by the Company are no par value common stock.

3.   Shares issued were fully paid in.

Mediagene Inc. Notes to Consolidated Financial Statements

21.    Share capital and other equity items (cont.)

(2)    Capital surplus

Capital surplus consists of the following:

(i)     Legal capital surplus

Under the Companies Act of Japan (hereinafter, the “Companies Act”), at least 50% of the amount paid-in or contributed for share issuance shall be credited to share capital, and the remainder shall be credited to legal capital surplus that is included in capital surplus.

The Companies Act also provides that legal capital surplus may be credited to share capital pursuant to a resolution at the shareholders’ meeting.

(ii)    Other capital surplus

Other capital surplus is a surplus arising from certain equity transactions, the reversal of share capital and legal capital surplus, etc.

(iii)   Share acquisition rights

The Company has adopted a share option plan as an incentive plan for directors, employees, and other individuals. An amount resulting from the exercise of share acquisition rights is an increase in equity recognized in connection with the share-based payment. The terms and conditions, amounts, and other details of the share-based payment are provided in Note “23. Share-based payment.”

(3)    Other components of equity

Changes in other components of equity for the fiscal years ended February 28, 2022 and 2023 were as follows:

	(Thousands of yen)
	Financial assets measured at fair value through other comprehensive income	Total
Balance at March 1, 2021	—	—
Other comprehensive income	4,045	4,045
Disposal of treasury shares	—	—
Transfer from other components of equity to retained earnings	—	—
Balance at February 28, 2022	4,045	4,045
Other comprehensive income	(5,287)	(5,287)
Disposal of treasury shares	—	—
Transfer from other components of equity to retained earnings	—	—
Balance at February 28, 2023	(1,242)	(1,242)

All the above amounts are those after tax.

(i)     Financial assets measured at fair value through other comprehensive income

These represent net unrealized gains or losses on the fair value of financial assets measured at fair value through other comprehensive income.

Mediagene Inc. Notes to Consolidated Financial Statements

21.    Share capital and other equity items (cont.)

(4)    Retained earnings

The Companies Act provides that 10% of the amount paid as the distribution of surplus shall be appropriated as legal capital surplus or as legal retained earnings until the aggregate amount of legal capital surplus and legal retained earnings equals 25% of share capital. Legal retained earnings accumulated may be used to eliminate or reduce a deficit. Further, legal retained earnings may be reversed pursuant to a resolution at the shareholders’ meeting.

22.    Dividends

(1)    Dividends paid

Fiscal year ended February 28, 2022 (March 1, 2021 to February 28, 2022)

Not applicable.

Fiscal year ended February 28, 2023 (March 1, 2022 to February 28, 2023)

Not applicable.

(2)    Dividends with a record date in the fiscal year ended February 28, 2023, but an effective date in the following fiscal year

Not applicable.

23.    Share-based payment

(1)    Overview of a share-based compensation plan

The Group has adopted a share option plan as an incentive for directors, employees, and others. The exercise period of share options is the period defined in a share acquisition rights allotment agreement. If share options are not exercised within the period, they will be forfeited. In addition, if a grantee leaves the Company by a vesting date, the share options held by the grantee will be forfeited; provided, however, this shall not apply if permitted under the share acquisition rights allotment agreement.

(2)    Share-based payment arrangements

Share-based payment arrangements that existed during the fiscal year ended February 28, 2023 were as follows:

Class	6th Series Class A Share Acquisition Rights	6th Series Class B Share Acquisition Rights	7th Series Share Acquisition Rights
Title and number of grantees (Persons)	6 directors of the Company and its subsidiaries	7 executive officers of subsidiaries of the Company 160 employees of the Company and its subsidiaries	7 directors of the Company and its subsidiaries
Grant date	February 28, 2020	March 31, 2020	May 29, 2020
Number of shares granted (Shares)	81,100	88,000	25,500
Exercise period	February 27, 2022 to February 27, 2029	February 27, 2022 to February 27, 2029	May 29, 2022 to May 27, 2030
Exercise price (Yen)	300	300	430
Method of settlement	Equity-settled	Equity-settled	Equity-settled
Vesting conditions	Note 1	Note 1	Note 2

Mediagene Inc. Notes to Consolidated Financial Statements

23.    Share-based payment (cont.)

Class	8th Series Share Acquisition Rights	9th Series Share Acquisition Rights
Title and number of grantees (Persons)	4 directors and employees of subsidiaries of the Company	10 directors and employees of the Company and its subsidiaries
Grant date	May 31, 2021	May 31, 2022
Number of shares granted	4,000	15,200
Exercise period	June 1, 2023 to May 31, 2031	June 1, 2024 to May 27, 2032
Exercise price (Yen)	430	500
Method of settlement	Equity-settled	Equity-settled
Vesting conditions	Note 3	Note 4

____________

Notes:    1.   (1)     The grantees may exercise share acquisition rights from February 27, 2022 or the date on which the Company’s shares are listed at a financial instruments exchange in Japan or abroad, whichever is later.

(2)     Those who hold share acquisition rights (hereinafter, “Share Acquisition Right Holder” or “Share Acquisition Right Holders”) may not exercise their rights if they lose their positions as director, executive officer and/or an employee of the Company and its subsidiaries.

(3)     If a Share Acquisition Right Holder is deceased, only his or her heir(s) who have been deemed appropriate by the Board of Directors of the Company may exercise share acquisition rights.

(4)     When a Share Acquisition Right Holder falls under any of the following, he or she will forfeit the right to exercise his or her share acquisition rights at or after the time specified in each of the following:

(i)      If the Company’s shares are not listed at a financial instruments exchange in Japan or abroad by February 28, 2023 (including this date), the day following the date;

(ii)     If the Share Acquisition Right Holder violates any provision of this agreement, the time when such violation occurs;

(iii)    If the Share Acquisition Right Holder is dismissed from his or her position as a director or officer of the Company or any of its subsidiaries, the time when he or she is dismissed;

(iv)    If the Share Acquisition Right Holder violates laws, regulations, or internal rules and regulations and is subject to disciplinary dismissal, resignation under instruction, or equivalent disciplinary action, the time when such disciplinary action is taken;

(v)      If the Share Acquisition Right Holder becomes an officer, employee, agent, contract employee (including temporary worker), advisor, counselor, representative, or consultant of a company in a competitive relationship with the Company without obtaining written approval from the Company in advance, the time when such fact takes place;

(vi)    If the Share Acquisition Right Holder is sentenced to imprisonment or severe penalty, the time when such sentence is imposed; or

(vii)   If the Company determines at its own reasonable discretion that the Share Acquisition Right Holder has committed an act that has caused or is likely to cause a significant loss of public confidence in the Company or an adverse effect, the time when such decision is made by the Board of Directors of the Company.

2.   (1)     The grantees may exercise share acquisition rights from May 29, 2022 or the date on which the Company’s shares are listed at a financial instruments exchange in Japan or abroad, whichever is later.

(2)     Those who hold share acquisition rights (hereinafter, “Share Acquisition Right Holder” or “Share Acquisition Right Holders”) may not exercise their rights if they lose their positions as director, executive officer and/or an employee of the Company and its subsidiaries.

(3)     If a Share Acquisition Right Holder is deceased, only his or her heir(s) who have been deemed appropriate by the Board of Directors of the Company may exercise share acquisition rights.

(4)     When a Share Acquisition Right Holder falls under any of the following, he or she will forfeit the right to exercise his or her share acquisition rights at or after the time specified in each of the following:

(i)      If the Company’s shares are not listed at a financial instruments exchange in Japan or abroad by February 29, 2024 (including this date), the day following the date;

(ii)     If the Share Acquisition Right Holder violates any provision of this agreement, the time when such violation occurs;

(iii)    If the Share Acquisition Right Holder is dismissed from his or her position as a director or officer of the Company or any of its subsidiaries, the time when he or she is dismissed;

Mediagene Inc. Notes to Consolidated Financial Statements

23.    Share-based payment (cont.)

(iv)    If the Share Acquisition Right Holder violates laws, regulations, or internal rules and regulations and is subject to disciplinary dismissal, resignation under instruction, or equivalent disciplinary action, the time when such disciplinary action is taken;

(v)      If the Share Acquisition Right Holder becomes an officer, employee, agent, contract employee (including temporary worker), advisor, counselor, representative, or consultant of a company in a competitive relationship with the Company without obtaining written approval from the Company in advance, the time when such fact takes place;

(vi)    If the Share Acquisition Right Holder is sentenced to imprisonment or severe penalty, the time when such sentence is imposed; or

(vii)   If the Company determines at its own reasonable discretion that the Share Acquisition Right Holder has committed an act that has caused or is likely to cause a significant loss of public confidence in the Company or an adverse effect, the time when such decision is made by the Board of Directors of the Company.

3.   (1)     The grantees may exercise share acquisition rights from June 1, 2023 or the date on which the Company’s shares are listed at a financial instruments exchange in Japan or abroad, whichever is later.

(2)     Those who hold share acquisition rights (hereinafter, “Share Acquisition Right Holder” or “Share Acquisition Right Holders”) may not exercise their rights if they lose their positions as director, executive officer and/or an employee of the Company and its subsidiaries.

(3)     If a Share Acquisition Right Holder is deceased, only his or her heir(s) who have been deemed appropriate by the Board of Directors of the Company may exercise share acquisition rights.

(4)     When a Share Acquisition Right Holder falls under any of the following, he or she will forfeit the right to exercise his or her share acquisition rights at or after the time specified in each of the following:

(i)      If the Company’s shares are not listed at a financial instruments exchange in Japan or abroad by February 28, 2025 (including this date), the day following the date;

(ii)     If the Share Acquisition Right Holder violates any provision of this agreement, the time when such violation occurs;

(iii)    If the Share Acquisition Right Holder is dismissed from his or her position as a director or officer of the Company or any of its subsidiaries, the time when he or she is dismissed;

(iv)    If the Share Acquisition Right Holder violates laws, regulations, or internal rules and regulations and is subject to disciplinary dismissal, resignation under instruction, or equivalent disciplinary action, the time when such disciplinary action is taken;

(v)      If the Share Acquisition Right Holder becomes an officer, employee, agent, contract employee (including temporary worker), advisor, counselor, representative, or consultant of a company in a competitive relationship with the Company without obtaining written approval from the Company in advance, the time when such fact takes place;

(vi)    If the Share Acquisition Right Holder is sentenced to imprisonment or severe penalty, the time when such sentence is imposed; or

(vii)   If the Company determines at its own reasonable discretion that the Share Acquisition Right Holder has committed an act that has caused or is likely to cause a significant loss of public confidence in the Company or an adverse effect, the time when such decision is made by the Board of Directors of the Company.

4.   (1)     The grantees may exercise share acquisition rights from June 1, 2024 or the date on which the Company’s shares are listed at a financial instruments exchange in Japan or abroad, whichever is later.

(2)     Those who hold share acquisition rights (hereinafter, “Share Acquisition Right Holder” or “Share Acquisition Right Holders”) may not exercise their rights if they lose their positions as director, executive officer and/or an employee of the Company and its subsidiaries.

(3)     If a Share Acquisition Right Holder is deceased, only his or her heir(s) who have been deemed appropriate by the Board of Directors of the Company may exercise share acquisition rights.

(4)     When a Share Acquisition Right Holder falls under any of the following, he or she will forfeit the right to exercise his or her share acquisition rights at or after the time specified in each of the following:

(i)      If the Share Acquisition Right Holder violates any provision of this agreement, the time when such violation occurs;

(ii)     If the Share Acquisition Right Holder is dismissed from his or her position as a director or officer of the Company or any of its subsidiaries, the time when he or she is dismissed;

Mediagene Inc. Notes to Consolidated Financial Statements

23.    Share-based payment (cont.)

(iii)    If the Share Acquisition Right Holder violates laws, regulations, or internal rules and regulations and is subject to disciplinary dismissal, resignation under instruction, or equivalent disciplinary action, the time when such disciplinary action is taken;

(iv)    If the Share Acquisition Right Holder becomes an officer, employee, agent, contract employee (including temporary worker), advisor, counselor, representative, or consultant of a company in a competitive relationship with the Company without obtaining written approval from the Company in advance, the time when such fact takes place;

(v)      If the Share Acquisition Right Holder is sentenced to imprisonment or severe penalty, the time when such sentence is imposed; or

(vi)    If the Company determines at its own reasonable discretion that the Share Acquisition Right Holder has committed an act that has caused or is likely to cause a significant loss of public confidence in the Company or an adverse effect, the time when such decision is made by the Board of Directors of the Company.

(3)    Effect of share-based payment transactions on profit or loss

Share-based payment expenses recognized were as follows:

	(Thousands of yen)
	Fiscal year ended February 28, 2022 (March 1, 2021 to February 28, 2022)	Fiscal year ended February 28, 2023 (March 1, 2022 to February 28, 2023)
Share-based payment expenses	10,629	10,224

(4)    Number and weighted average exercise prices of share options

The number and weighted average exercise prices of share options granted during the period were as follows: The number of share options was converted into and presented as the number of shares.

	Fiscal year ended February 28, 2022 (March 1, 2021 to February 28, 2022)		Fiscal year ended February 28, 2023 (March 1, 2022 to February 28, 2023)
	Number of options (Shares)	Weighted average exercise price (Yen)	Number of options (Shares)	Weighted average exercise price (Yen)
Outstanding at beginning of period	192,600	317	189,600	320
Granted	4,000	430	15,200	500
Forfeited	7,000	300	4,500	322
Outstanding at end of period	189,600	320	200,300	334
Exercisable at end of period	—	—	—	—

____________

Note: The weighted average remaining contractual lives of share options outstanding as of February 28, 2022 and 2023 were 7.6 years and 6.8 years, respectively.

Mediagene Inc. Notes to Consolidated Financial Statements

23.    Share-based payment (cont.)

(5)    Fair value of share options granted and method of estimating it

The estimated fair value of one unit of share options was calculated using the Black-Scholes model.

	8th Series Share Acquisition Rights	9th Series Share Acquisition Rights
Estimated unit price (Yen)	242.37	277.89
Exercise price (Yen)	430	500
Expected volatility (%)	63.7	62.4
Option life (Years)	6.0	6.0
Expected dividends (%)	0	0
Risk-free interest rate (%)	(0.071)	0.064

____________

Note 1:    The expected volatility was estimated based on the historical volatility of listed entities similar to the Company.

Note 2:    The weighted-average grant-date fair values of share acquisition rights that were granted during the fiscal years ended February 28, 2022 and 2023 were 242.37 yen per share and 277.89 yen per share, respectively.

24.    Revenue

(1)    Disaggregation of revenue

The Group operates a single segment of the Media Consulting Business. The disaggregation of revenue recognized from contracts with customers was as follows:

		(Thousands of yen)
Services	Type of revenue	Fiscal year ended February 28, 2022 (March 1, 2021 to February 28, 2022)	Fiscal year ended February 28, 2023 (March 1, 2022 to February 28, 2023)
Media services	Operation of owned media as well as distribution and sale of advertisements	1,118,534	1,057,042
	Product promotion through affiliate advertising, etc.	455,640	346,930
	Event-related operations	82,620	116,020
Solution services	Communication design support services for corporate clients	1,259,064	1,304,320
Innovation support services	New business development support services for corporate clients	266,985	292,889
Other services	Advertising through external media Subscription, etc.	137,754	151,292
Total		3,320,600	3,268,495

Timing of revenue recognition
Goods and services transferred at a point in time		2,896,307	2,807,312
Services transferred over a period of time		424,293	461,183
Total		3,320,600	3,268,495

Mediagene Inc. Notes to Consolidated Financial Statements

24.    Revenue (cont.)

(2)    Contract balances

The breakdown of contract balances was as follows:

		(Thousands of yen)
	As of March 1, 2021 (Date of transition)	As of February 28, 2022	As of February 28, 2023
Receivables arising from contracts with customers (Note)	620,893	546,201	434,792
Contract assets (Note)	12,330	28,937	43,642
Contract liabilities	21,252	53,130	53,294

____________

Note: Receivables and contract assets arising from contracts with customers are included in “Trade and other receivables” in the consolidated statements of financial position.

Contract assets relate to the Company’s rights to consideration for services for which it has fulfilled some or all of its performance obligations but not billed as of the end of the reporting period on contracts with customers. The contract assets are transferred to receivables when the rights become unconditional.

Contract liabilities are mainly advances received from customers and are transferred to revenue when the performance obligations under the contracts are satisfied. The amounts of revenue recognized during the fiscal years ended February 28, 2022 and 2023 that were included in the respective beginning balance of contract liabilities amounted to 21,252 thousand yen and 53,130 thousand yen, respectively.

For the fiscal years ended February 28, 2022 and 2023, there was no material revenue recognized from performance obligations satisfied in previous periods.

(3)    Remaining performance obligations

Since the Group has no material transactions with individual expected contract terms exceeding one year, the practical expedient is applied and information on remaining performance obligations is omitted. In addition, there are no significant amounts in consideration from contracts with customers that are not included in transaction prices.

25.    Cost of sales and selling, general and administrative expenses

Total of cost of sales and selling, general and administrative expenses by nature was as follows:

	(Thousands of yen)
	Fiscal year ended February 28, 2022 (March 1, 2021 to February 28, 2022)	Fiscal year ended February 28, 2023 (March 1, 2022 to February 28, 2023)
Benefit expenses for employees and officers	1,543,792	1,552,690
System-related expenses	231,199	260,508
Payment for manuscripts	229,843	239,141
Compensation payment	217,854	231,714
Depreciation and amortization	169,348	181,488
Outsourcing expenses	149,451	192,308
Other	716,562	802,318
Total	3,258,052	3,460,169

Mediagene Inc. Notes to Consolidated Financial Statements

26.    Other income and expenses

The breakdown of other income was as follows:

	(Thousands of yen)
	Fiscal year ended February 28, 2022 (March 1, 2021 to February 28, 2022)	Fiscal year ended February 28, 2023 (March 1, 2022 to February 28, 2023)
Rent income	625	955
Subsidy income	365	771
Compensation income	516	—
Gain on sale of fixed assets	304	—
Other	262	74
Total	2,074	1,800

The breakdown of other expenses was as follows:

	(Thousands of yen)
	Fiscal year ended February 28, 2022 (March 1, 2021 to February 28, 2022)	Fiscal year ended February 28, 2023 (March 1 2022 to February 28, 2023)
Guarantee commission	442	323
Loss on sale of fixed assets	98	—
Other	62	70
Total	603	393

27.    Finance income and finance costs

The breakdown of finance income was as follows:

	(Thousands of yen)
	Fiscal year ended February 28, 2022 (March 1, 2021 to February 28, 2022)	Fiscal year ended February 28, 2023 (March 1, 2022 to February 28, 2023)
Interest income
Financial assets measured at amortized cost	1,819	321
Net change in fair value of financial assets
Financial assets measured at fair value through profit or loss	—	9,855
Gain on redemption of securities
Financial assets measured at fair value through profit or loss	6,459	—
Foreign exchange gains	1,224	—
Total	9,503	10,176

Mediagene Inc. Notes to Consolidated Financial Statements

27.    Finance income and finance costs (cont.)

The breakdown of finance costs was as follows:

	(Thousands of yen)
	Fiscal year ended February 28, 2022 (March 1, 2021 to February 28, 2022)	Fiscal year ended February 28, 2023 (March 1, 2022 to February 28, 2023)
Interest expenses
Financial liabilities measured at amortized cost	3,630	3,244
Lease liabilities	7,174	6,487
Foreign exchange losses	—	1,133
Other	303	537
Total	11,107	11,402

28.    Other comprehensive income

Amounts arising during the year, reclassification adjustment to profit or loss, and tax effects by item included in other comprehensive income were as follows:

Fiscal year ended February 28, 2022 (March 1, 2021 to February 28, 2022)

			(Thousands of yen)
	Amount arising during the year	Amount before income tax effect	Income tax effect	Amount after income tax effect
Items that will not be reclassified to profit or loss
Financial assets measured at fair value through other comprehensive income	(6,158)	(6,158)	(2,113)	4,045
Total of items	(6,158)	(6,158)	(2,113)	4,045
Total other comprehensive income	(6,158)	(6,158)	(2,113)	4,045

Fiscal year ended February 28, 2023 (March 1, 2022 to February 28, 2023)

			(Thousands of yen)
	Amount arising during the year	Amount before income tax effect	Income tax effect	Amount after income tax effect
Items that will be reclassified to profit or loss
Financial assets measured at fair value through other comprehensive income	(5,000)	(5,000)	(286)	(5,287)
Total of items	(5,000)	(5,000)	(286)	(5,287)
Total other comprehensive income	(5,000)	(5,000)	(286)	(5,287)

Mediagene Inc. Notes to Consolidated Financial Statements

29.    Earnings per share

(1)    Basis of calculating basic earnings per share

Basis of calculating basic earnings per share was as follows:

	Fiscal year ended February 28, 2022 (March 1, 2021 to February 28, 2022)	Fiscal year ended February 28, 2023 (March 1, 2022 to February 28, 2023)
Profit attributable to common shareholders of parent
Profit (loss) attributable to owners of parent (Thousands of yen)	69,437	(199,863)
Profit not attributable to common shareholders of parent (Thousands of yen)	—	—
Profit (loss) used to calculate basic earnings per share (Thousands of yen)	69,437	(199,863)

Weighted-average number of shares of common stock issued (Shares)	1,758,900	1,758,900
Basic earnings (loss) per share (Yen)	39.48	(113.63)

(2)    Basis of calculating diluted earnings per share

Basis of calculating diluted earnings per share was as follows:

	Fiscal year ended February 28, 2022 (March 1, 2021 to February 28, 2022)	Fiscal year ended February 28, 2023 (March 1, 2022 to February 28, 2023)
Diluted profit attributable to common shareholders of parent
Profit (loss) used to calculate basic earnings per share (Thousands of yen)	69,437	(199,863)
Adjustment to profit (Thousands of yen)	—	—
Profit (loss) used to calculate diluted earnings per share (Thousands of yen)	69,437	(199,863)

Weighted-average number of shares of common stock issued (Shares)	1,758,900	1,758,900
Adjustment
Share acquisition rights (Note)	—	—
Total	1,758,900	1,758,900

Diluted earnings (loss) per share (Yen)	39.48	(113.63)

____________

(Note)  Share acquisition rights were not included in the calculation of diluted earnings per share because they are anti-dilutive for the fiscal years ended February 28, 2022 and 2023.

Mediagene Inc. Notes to Consolidated Financial Statements

30.    Cash flow information

(1)    Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities were as follows:

Fiscal year ended February 28, 2022 (March 1, 2021 to February 28, 2022)

			(Thousands of yen)
	As of March 1, 2021	Changes with cash flows	Changes without cash flows		As of February 28, 2022
			Changes due to application of amortized cost method	New leases and contract amendments
Lease liabilities	1,105,163	(127,176)	—	—	977,986
Bonds	170,712	(42,600)	656	—	128,768
Short-term borrowings	500,000	(121,600)	—	—	378,400
Long-term borrowings	38,664	(4,342)	—	—	34,322
Total	1,814,539	(295,718)	656	—	1,519,477

____________

(*)      “Long-term borrowings” includes a current portion.

Fiscal year ended February 28, 2023 (March 1, 2022 to February 28, 2023)

				(Thousands of yen)
	As of March 1, 2022	Changes with cash flows	Changes without cash flows		As of February 28, 2023
			Changes due to application of amortized cost method	New leases and contract amendments
Lease liabilities	977,986	(128,643)	—	32,354	881,697
Bonds	128,768	(42,600)	467	—	86,636
Short-term borrowings	378,400	78,400	—	—	456,800
Long-term borrowings	34,322	(4,008)	—	—	30,314
Total	1,519,477	(96,851)	467	32,354	1,455,448

____________

(*)      “Long-term borrowings” includes a current portion.

(2)    Significant non-cash transactions

The details of significant non-cash transactions were as follows:

	(Thousands of yen)
	Fiscal year ended February 28, 2022 (March 1, 2021 to February 28, 2022)	Fiscal year ended February 28, 2023 (March 1, 2022 to February 28, 2023)
Increase in right-of-use assets pertaining to lease transactions	—	31,928

Mediagene Inc. Notes to Consolidated Financial Statements

31.    Financial instruments

(1)    Capital management

In order to achieve sustainable growth and increase corporate value over the medium to long term, the Group, in its capital management, emphasizes securing adequate funding for business activities and financial soundness. In doing so, particular attention is paid to cash and cash equivalents, cash flows from operating activities and interest-bearing debt to expand our growth base and advance business areas as well as to secure funds for business operations, and these indicators are regularly reported to management for monitoring purposes.

There are no significant capital regulations (other than general provisions of the Companies Act and other laws) to which the Group is subject.

(2)    Financial risk management

The Group is exposed to credit risk, liquidity risk, and market risk as financial risks in the course of performing business activities, and implements risk management to mitigate such financial risks. The Group has the policy of not to engage in speculative transactions in the management of funds. The Company invests in companies that contribute to the expansion of its business, and continuously monitors the financial conditions of these investees to avoid or reduce risks.

(i)     Credit risk management

Credit risk is the risk of a financial loss that the Group will incur from a default of a contractual obligation by a counterparty of financial assets held by the Group. The Group’s exposure to credit risk arises primarily from trade receivables from the Group’s customers. The Group manages due dates and outstanding balances for each customer, and works to early detect deterioration of financial conditions of customers to mitigate the risk.

The carrying amount of financial assets presented in the consolidated financial statements represents the maximum exposure to credit risk of financial assets held by the Group. The Group’s receivables are from a large number of counterparties and the Group has no excessive credit risk concentrated on a single counterparty or a group to which such counterparty belongs. The Group holds no properties as collateral or other credit enhancements with respect to its exposure to credit risks.

The Group has not recognized any significant credit losses on trade receivables or other financial assets in prior years.

(a)     Changes in loss allowance

The Group applies the simplified approach for expected credit losses prescribed by IFRS 9, and measures the loss allowance for all trade and other receivables at an amount equal to lifetime expected credit losses.

Changes in allowance for doubtful accounts related to trade receivables were as follows:

	(Thousands of yen)
	Fiscal year ended February 28, 2022 (March 1, 2021 to February 28, 2022)	Fiscal year ended February 28, 2023 (March 1, 2022 to February 28, 2023)
Beginning balance	2,037	325
Increase during the period	325	379
Decrease during the period (intended use)	(1,499)	—
Other	(537)	(325)
Ending balance	325	379

Mediagene Inc. Notes to Consolidated Financial Statements

31.    Financial instruments (cont.)

(b)    Changes in carrying amount of trade receivables

	(Thousands of yen)
	Fiscal year ended February 28, 2022 (March 1, 2021 to February 28, 2022)	Fiscal year ended February 28, 2023 (March 1, 2022 to February 28, 2023)
Beginning balance	675,956	602,016
Amount recognized and derecognized during the period	(73,940)	(93,254)
Ending balance	602,016	508,761

(ii)    Liquidity risk management

Liquidity risk is the risk of encountering difficulties in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Group raises necessary funds from funds on hand and financial institutions such as banks. However, these liabilities are exposed to liquidity risk, such as failure to repay by the due date because of deterioration of the Group’s financial condition and funding environments, and other factors.

The Group manages liquidity risk by developing and updating cash management plans in a timely manner, maintaining liquidity on hand to avoid shortfalls in scheduled required payments even under unforeseen circumstances, and securing funds in a systematic manner to repay financial liabilities. In addition, to mitigate this risk, the Group monitors the cash flow status and projections as needed and has overdraft agreements with financial institutions.

Financial liabilities by due date

The breakdown of finance liabilities by due date was as follows:

As of March 1, 2021 (Date of transition)

				(Thousands of yen)
	Carrying amount	Contractual cash flows	Within 1 year	Over 1 year through 5 years	Over 5 years
Non-derivative financial liabilities
Trade and other payables	311,896	311,896	311,896	—	—
Bonds and borrowings	709,376	710,864	546,608	145,632	18,624
Other financial liabilities	1,105,163	1,149,367	134,351	418,589	596,427
Total	2,126,436	2,172,128	992,855	564,221	615,051

____________

Note: “Bonds and borrowings” includes current portions.

Mediagene Inc. Notes to Consolidated Financial Statements

31.    Financial instruments (cont.)

As of February 28, 2022

				(Thousands of yen)
	Carrying amount	Contractual cash flows	Within 1 year	Over 1 year through 5 years	Over 5 years
Non-derivative financial liabilities
Trade and other payables	289,041	289,041	289,041	—	—
Bonds and borrowings	541,490	542,322	425,008	103,032	14,282
Other financial liabilities	977,986	1,015,016	134,351	372,596	508,069
Total	1,808,518	1,846,379	848,400	475,628	522,351

____________

Note: “Bonds and borrowings” includes current portions.

As of February 28, 2023

				(Thousands of yen)
	Carrying amount	Contractual cash flows	Within 1 year	Over 1 year through 5 years	Over 5 years
Non-derivative financial liabilities
Trade and other payables	301,927	301,927	301,927	—	—
Bonds and borrowings	573,750	574,114	503,408	60,432	10,274
Other financial liabilities	881,697	925,252	111,075	373,735	440,441
Total	1,757,376	1,801,294	916,411	434,167	450,715

____________

Note: “Bonds and borrowings” includes current portions.

(iii)   Market risk management

Market risk is the risk of loss resulting from fluctuations in the economic and financial environment. The Group is exposed to market risks such as exchange rate fluctuations on foreign currency denominated transactions, etc., and interest rate fluctuations associated with financing and other transactions.

Foreign exchange risk

(a)     Foreign exchange risk management

The Group engages in business transactions denominated in foreign currencies and is exposed to the risk of fluctuations in foreign exchange rates. To manage such risks, the Group continuously monitors foreign exchange rates.

(b)    Exposure to foreign exchange fluctuation risk

The net exposure to foreign exchange fluctuation risk was as follows:

		(Thousands of yen)
	As of March 1, 2021 (Date of transition)	As of February 28, 2022	As of February 28, 2023
U.S. Dollar	13,810	15,562	60,985

Mediagene Inc. Notes to Consolidated Financial Statements

31.    Financial instruments (cont.)

(c)     Foreign exchange sensitivity analysis

For financial instruments denominated in foreign currencies held by the Group as of February 28, 2022 and 2023, the impact on profit or loss in the consolidated statements of profit or loss in the event of a 1.0% depreciation of Japanese yen against the U.S. dollar was as follows. The analysis assumes that all other variables are held constant. The exposure to foreign exchange fluctuations in all other currencies other than the U.S. dollar is not material.

	(Thousands of yen)
	As of February 28, 2022	As of February 28, 2023
Profit or loss	(101)	(398)

Interest rate risk

(a)     Interest rate risk management

The Group uses financial instruments with interest rate fluctuation risk to raise funds for working capital and capital investment as well as to manage short-term surplus funds. To mitigate such risks, the Group maintains an appropriate balance between fixed and floating interest rates on borrowings.

(b)    Exposure to interest rate fluctuation risk

The Group’s exposure to interest rate fluctuation risk was as follows:

		(Thousands of yen)
	As of March 1, 2021 (Date of transition)	As of February 28, 2022	As of February 28, 2023
Borrowings with floating rates	674,720	511,176	547,444

(c)     Interest rate sensitivity analysis

For financial instruments held by the Group as of February 28, 2022 and 2023, the impact on profit or loss in the consolidated statements of profit or loss in the event of a 1% increase in interest rates was as follows. The analysis assumes that all other variables are held constant.

In the analysis, the net year-end balance of financial instruments exposed to interest rate fluctuations is multiplied by 1% to calculate the impact.

	(Thousands of yen)
	As of February 28, 2022	As of February 28, 2023
Profit or loss	(3,343)	(3,580)

Mediagene Inc. Notes to Consolidated Financial Statements

32.    Fair value of financial instruments

(1)    Classification of financial instruments by level in the fair value hierarchy

Financial instruments measured at fair value are classified from Level 1 to Level 3 according to the observability and materiality of inputs used to measure fair value. In this classification, the fair value hierarchy is defined as follows:

Level 1:    Fair value measured at quoted prices in active markets for identical assets and liabilities

Level 2:    Fair value measured using directly or indirectly observable prices other than Level 1 inputs

Level 3:    Fair value measured using valuation techniques that include unobservable inputs

(2)    Financial assets measured at fair value on a recurring basis

(i)     Fair value measurement by level of fair value hierarchy

The breakdown of financial instruments measured at fair value on a recurring basis, classified by fair value hierarchy level, was as follows:

As of March 1, 2021 (Date of transition)

			(Thousands of yen)
	Level 1	Level 2	Level 3	Total
Financial assets
Other financial assets
Structured bonds	—	—	104,520	104,520
Equity securities and investments in capital	—	—	11,040	11,040
Total	—	—	115,560	115,560

As of February 28, 2022

			(Thousands of yen)
	Level 1	Level 2	Level 3	Total
Financial assets
Other financial assets
Structured bonds	—	—	—	—
Equity securities and investments in capital	—	—	22,888	22,888
Total	—	—	22,888	22,888

As of February 28, 2023

			(Thousands of yen)
	Level 1	Level 2	Level 3	Total
Financial assets
Other financial assets
Structured bonds	—	—	159,855	159,855
Equity securities and investments in capital	—	—	27,886	27,886
Total	—	—	187,741	187,741

Whether or not there are financial instruments with significant transfers between levels is determined at the end of each reporting period.

Mediagene Inc. Notes to Consolidated Financial Statements

32.    Fair value of financial instruments (cont.)

(ii)    Fair value measurement method

The fair value of financial assets is determined as follows:

Financial assets classified as Level 3

Financial instruments classified as Level 3 are structured bonds, unlisted equity securities and investments in capital. The fair value of structured bonds is determined based on prices quoted by correspondent financial institutions. The fair values of unlisted equity securities and investments in capital are determined based on reasonably available inputs, using appropriate valuation techniques such as transaction case approach. Certain illiquidity discounts and other factors are considered as necessary.

Significant unobservable inputs used in the fair value measurement of structured bonds are the parameters and other information on which the counterparty financial institution bases its price calculations, and changes in such information may increase or decrease their fair value. The financial instruments classified as Level 3 are not expected to significantly change their fair value in case the unobservable inputs are changed to reasonably possible alternative assumptions.

For financial instruments classified as Level 3, an evaluator determines the valuation method of the subject financial instruments and measures the fair value in accordance with the valuation policy and procedures on fair value measurement covering valuation methods approved by a person with proper authority. The measurement result is reviewed and approved by a person with proper authority.

(iii)   Reconciliation of the beginning balance to the ending balance of financial assets classified as Level 3

	(Thousands of yen)
	Fiscal year ended February 28, 2022 (March 1, 2021 to February 28, 2022)	Fiscal year ended February 28, 2023 (March 1, 2022 to February 28, 2023)
Beginning balance	115,560	22,888
Acquisition	5,729	159,999
Sale	(104,560)	—
Total gain (loss)
Profit (loss) (Note 1)	—	9,855
Other comprehensive income (Note 2)	6,158	(5,000)
Ending balance	22,888	187,741

____________

Notes: 1. Gain (loss) included in profit (loss) relates to financial assets and liabilities measured at fair value through profit or loss as of the end of the reporting period. Such profit (loss) is included in “Finance income” and “Finance costs” in the consolidated statements of profit or loss.

2. Gain (loss) included in other comprehensive income relates to financial assets measured at fair value through other comprehensive income as of the end of the reporting period. Such gain (loss) is included in “Financial assets measured at fair value through other comprehensive income” in the consolidated statements of comprehensive income.

Mediagene Inc. Notes to Consolidated Financial Statements

32.    Fair value of financial instruments (cont.)

(3)    Fair value of financial assets and liabilities not measured at fair value on a recurring basis

The following is a fair value analysis of financial instruments whose carrying amount is the amount initially recognized. Financial instruments whose carrying amount approximates their fair value are not included in the table below. The fair value of bonds payable with floating rates reflecting short-term interest rates, are measured at book value, considering the carrying amounts approximate to the fair value, as the Company’s credit conditions do not fluctuate significantly from having the bonds payable.

(i)     Comparison table between fair value and carrying value

					(Thousands of yen)
	As of March 1, 2021 (Date of transition)		As of February 28, 2022		As of February 28, 2023
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Other financial assets
Leasehold and guarantee deposits	94,349	94,082	94,651	93,999	94,955	91,369
Total	94,349	94,082	94,651	93,999	94,955	91,369

Financial liabilities
Bonds and borrowings
Long-term borrowings	38,664	37,429	34,322	33,312	30,314	29,151
Total	38,664	37,429	34,322	33,312	30,314	29,151

____________

Notes: 1. Of “Other financial instruments” under “Non-current assets” in the consolidated statements of financial position, information on leasehold and guarantee deposits is provided.

2. Of “Bonds and borrowings” under “Non-current assets” in the consolidated statements of financial position, information on long-term borrowings is provided.

3. “Long-term borrowings” includes a current portion.

(ii)    Fair value measurement method of financial assets and liabilities

(a)     Leasehold and guarantee deposits

The fair value of leasehold and guarantee deposits is measured at present value by discounting the amount recoverable from the leasehold deposits based on the estimated redemption schedule at the yield of a long-term, highly secure bond, and is classified as Level 3 of the fair value hierarchy.

(b)    Long-term borrowings

Long-term borrowings are at fixed interest rates and the fair value is measured at present value by discounting the sum of principal and interest over the remaining period at the Group’s incremental borrowing rate. Such fair value is classified as Level 3 of the fair value hierarchy.

Mediagene Inc. Notes to Consolidated Financial Statements

33.    Significant subsidiaries

(1)    Status of subsidiaries

Major subsidiaries as of February 28, 2023 were as follows:

			Ownership ratio of voting rights (%)
Company name	Location	Reportable segments	Date of transition (March 1, 2021)	As of February 28, 2022	As of February 28, 2023
Mediagene Inc. (Note)	Japan	Media Consulting Business	100	100	—
INFOBAHN Inc.	Japan	Media Consulting Business	100	100	100

____________

Note: On March 1, 2022, the Company conducted an absorption-type merger, with INFOBAHN GROUP INC. as a surviving company and a then-subsidiary Mediagene Inc. as a dissolving company, and was renamed to Mediagene Inc. on the same day.

(2)    Subsidiaries with material non-controlling interests

There was no subsidiaries with material non-controlling interests.

34.    Related parties

(1)    Transactions with related parties

Transactions between the Group and related parties and the balances of receivables and payables were as follows. Although the Group’s subsidiaries are the Company’s related parties, transactions with the subsidiaries are not disclosed in the notes because they were eliminated for the purpose of preparing

As of March 1, 2021 (Date of transition).

Type	Name of company, etc.	Location	Share capital or investments in capital (Thousands of yen)	Line of business or job description	Ownership (owned) ratio of voting rights (%)	Relations with related parties	Nature of transactions	Account	Ending balance (Thousands of yen)
Officers and major shareholders	FAN Communications, Inc.	Japan	1,173,670	Affiliate advertising business	(Owned ratio) 10.69%	Supplier	Purchase	Accounts payable – trade	17,136

Fiscal year ended February 28, 2022 (March 1, 2021 to February 28, 2022)

Type	Name of company, etc.	Location	Share capital or investments in capital (Thousands of yen)	Line of business or job description	Ownership (owned) ratio of voting rights (%)	Relations with related parties	Nature of transactions	Transaction amount (Thousands of yen)	Account	Ending balance (Thousands of yen)
Officers and major shareholders	FAN Communications, Inc.	Japan	1,173,670	Affiliate advertising business	(Owned ratio) 10.69%	Supplier	Purchase	27,516	Accounts payable – trade	17,136

Mediagene Inc. Notes to Consolidated Financial Statements

34.    Related parties (cont.)

Fiscal year ended February 28, 2023 (March 1, 2022 to February 28, 2023)

Type	Name of company, etc.	Location	Share capital or investments in capital (Thousands of yen)	Line of business or job description	Ownership (owned) ratio of voting rights (%)	Relations with related parties	Nature of transactions	Transaction amount (Thousands of yen)	Account	Ending balance (Thousands of yen)
Officers and major shareholders	FAN Communications, Inc.	Japan	1,173,670	Affiliate advertising business	(Owned ratio) 10.69%	Supplier	Purchase	3,299	—	—

____________

Note: Terms and conditions of transactions and decision of terms and conditions of transactions

Transactions with related parties are determined after price negotiations in consideration of market prices and other factors. As of March 1, 2021, February 28, 2022 and 2023, there were no collateral or guarantee transactions.

(2)    Compensation for key management personnel

We have defined directors (excluding outside directors) as key management personnel of the Company. Compensation for key management personnel for the fiscal years ended February 28, 2022 and 2023 was as follows:

	(Thousands of yen)
	Fiscal year ended February 28, 2022 (March 1, 2021 to February 28, 2022)	Fiscal year ended February 28, 2023 (March 1, 2022 to February 28, 2023)
Short-term benefit	44,025	56,420
Share-based compensation	10,811	6,672
Total	54,836	63,092

35.    Subsequent events

(1)    Exercise of share acquisition rights

As 175,700 units of share acquisition rights were exercised during May 2023, the Company newly issued 175,700 shares at an issue price equal to the exercise price. The transaction caused share capital and legal capital surplus to increase by 28,012 thousand yen and 28,012 thousand yen, respectively.

(2)    Business Combination through share exchange

As of March 17, 2023, the Company signed a memorandum of Understanding with The News Lens Co. Ltd., a private limited company domiciled in the Cayman Islands (hereinafter, “TNL”), whereby the two companies agreed to Business Combination through share exchange. Specifically, effective on May 26, 2023, the Company became a group company of the TNL Group through Business Combination by way of share exchange with “TNL Mediagene,” a preparatory company for share exchange established by TNL, with “TNL Mediagene” as the parent company for share exchange and the Company as the wholly owned subsidiary for share exchange.

Mediagene Inc. Notes to Consolidated Financial Statements

35.    Subsequent events (cont.)

The share exchange ratio is based on the ratio agreed upon by those parties to the Business Combination. This is the Business Combination in which the Company becomes the wholly owned subsidiary for share exchange, and therefore, neither pays nor receives compensation to/from TNL.

Our parent company TNL was renamed to TNL Mediagene Co., Ltd. (hereinafter, “TNLMG”) as of June 6, 2023. TNLMG has agreed to list on NASDAQ through business combination with Blue Ocean Acquisition Corporation, a special purpose acquisition company (SPAC).

Details of share exchange with TNL

	TNL (the parent company for share exchange)	The Company (the wholly owned subsidiary for share exchange)
Share exchange ratio	42.6%	57.4%
Number of shares delivered upon the share exchange	1,939,300 shares of common stock issued by the Company

____________

Note: “Number of shares delivered upon the share exchange above” is presented based on the total number of shares issued as of May 26, 2023. This number came from the total number of shares issued as of February 28, 2023 of 1,758,900 shares plus an increase of 180,400 shares resulting from the exercise of share acquisition rights and a capital increase by third-party allotment to the Employee Stock Ownership Plan.

36.    First-time adoption of IFRS

(1)    Transition to IFRS-based financial reporting

The Group has started to disclose IFRS-based consolidated financial statements since the fiscal year ended February 28, 2023. The last Japanese GAAP-based consolidated financial statements were prepared for the fiscal year ended February 28, 2022. Accordingly, the date of transition to IFRS is March 1, 2021.

(2)    Exemption under IFRS 1

IFRS requires that, in principle, a first-time adopter of IFRS (hereinafter, “first-time adopter”) retrospectively apply the requirements of IFRS. However, IFRS 1 First-time Adoption of International Financial Reporting Standards (hereinafter, “IFRS 1”) sets out exemption provisions that are mandatorily and voluntarily applied to part of the requirements of IFRS. The effect of application of these exemption provisions is adjusted by retained earnings or other components of equity on the date of transition. The exemption provisions the Group has adopted upon its transition from Japanese GAAP to IFRS were as follows:

(i)     Business combinations

A first-time adopter is permitted not to retrospectively apply IFRS 3 Business Combinations (hereinafter, “IFRS 3”) for business combinations that took place before the date of transition. The Group has adopted this exemption provision and has elected not to retrospectively apply IFRS 3 to business combinations that took place before the date of transition. As a result, goodwill arisen from business combinations that took place before the date of transition is stated at the carrying amount based on Japanese GAAP as at the date of transition.

Goodwill is tested for impairment as at the date of transition, regardless of whether there was any indication of its impairment.

Mediagene Inc. Notes to Consolidated Financial Statements

36.    First-time adoption of IFRS (cont.)

(ii)    Share-based compensation

Under IFRS 1, a first-time adopter is permitted to elect not to retrospectively apply IFRS 2 Share-based Payment (hereinafter, “IFRS 2”) to its share-based compensation granted after November 7, 2002 and vested before the later of the date of transition and January 1, 2005. The Group has elected not to apply IFRS 2 to its share-based compensation vested before the date of transition.

(iii)   Leases

A first-time adopter is permitted to determine whether a contract existing at the date of transition contains a lease. A first-time adopter is also permitted to measure lease liabilities and right-of-use assets as at the date of transition as it recognizes them. For leases in which the lease term is short and the underlying assets are of low value, a first-time adopter is permitted not to recognize lease liabilities and right-of use assets.

The Group has adopted this exemption provision, and therefore, determines whether a contract contains a lease based on facts and circumstances that existed as at the date of transition. Except for leases in which the lease term is short and the underlying assets are low in value, the Group measures lease liabilities at the present value of the remaining lease payments discounted using the lessee’s incremental borrowing rate as of the date of transition, and measures right-of-use assets at the same amount as the lease liabilities.

(iv)   Designation of financial instruments recognized before the date of transition

IFRS 1 permits a first-time adopter to classify financial instruments under IFRS 9 Financial Instruments (hereinafter, “IFRS 9”) based on facts and circumstances as of the date of transition, rather than on facts and circumstances existing at the time of initial recognition. In addition, a first-time adopter is permitted to designate equity financial instruments as financial assets measured at fair value through other comprehensive income based on facts and circumstances existing as of the date of transition.

The Group has elected to classify financial instruments under IFRS 9 based on facts and circumstances existing as at the date of transition.

(3)    Mandatory exceptions under IFRS 1

IFRS 1 prohibits retrospective application of IFRS to estimates, derecognition of financial assets and financial liabilities, hedge accounting, non-controlling interests, and classification and measurement of financial assets, etc. The Group has applied IFRS to these items prospectively from the date of transition to IFRS.

(4)    Reconciliation from Japanese GAAP to IFRS

The reconciliations that a first-time adopter is required to disclose upon first-time adoption of IFRS were as follows.

“Reclassification” in the reconciliation schedule includes adjustments that do not affect retained earnings or comprehensive income, whereas “Recognition and measurement difference” include adjustments that affect retained earnings and comprehensive income.

Mediagene Inc. Notes to Consolidated Financial Statements

36.    First-time adoption of IFRS (cont.)

Reconciliation of equity as of March 1, 2021 (Date of transition)

					(Thousands of yen)
Presentation under Japanese GAAP	Japanese GAAP	Reclassification	Recognition and measurement difference	IFRS	Notes	Presentation under IFRS
Assets						Assets
Current assets						Current assets
Cash and deposits	238,827	—	—	238,827		Cash and cash equivalents
Notes and accounts receivable – trade	622,931	40,695	12,330	675,956	(h)	Trade and other receivables
Allowance for doubtful accounts	(2,037)	2,037	—	—	(a)
Merchandise and finished goods	2,071	30,915	(6,573)	26,413	(h)	Inventories
Work in progress	30,915	(30,915)	—	—
Securities	103,871	—	648	104,520		Other financial assets
Other (current assets)	168,065	(100,326)	304	68,044	(i)	Other current assets
	—	57,593	410	58,003	(b)	Income taxes receivable
Total current assets	1,164,645	—	7,120	1,171,765		Total current assets

Non-current assets						Non-current assets
Property, plant and equipment
Buildings and structures	175,942	(19,358)	1,115,600	1,272,184	(i), (j)	Property, plant and equipment
Tools, furniture and fixtures	160,841	(160,841)	—	—
Accumulated depreciation and accumulated impairment losses	(180,200)	180,200	—	—

Intangible assets	18,805	—	—	18,805		Intangible assets
Investments and other assets
Investment securities	11,000	(11,000)	—	—	(c)
Leasehold and guarantee deposits	92,647	15,570	(2,828)	105,389	(c)	Other financial assets
Other (investments and other assets)	13,346	(10,496)	693	3,543	(d)	Other non-current assets
	—	8,498	22,762	31,260	(d), (k)	Deferred tax assets
Total non-current assets	292,383	2,572	1,136,227	1,431,183		Total non-current assets
Total deferred assets	2,572	(2,572)	—	—
Total assets	1,459,601	—	1,143,347	2,602,948		Total assets

Mediagene Inc. Notes to Consolidated Financial Statements

36.    First-time adoption of IFRS (cont.)

					(Thousands of yen)
Presentation under Japanese GAAP	Japanese GAAP	Reclassification	Recognition and measurement difference	IFRS	Notes	Presentation under IFRS
						Liabilities and equity
Liabilities						Liabilities
Current liabilities						Current liabilities
Notes and accounts payable – trade	189,775	122,120	—	311,896	(e)	Trade and other payables
Short-term borrowings	500,000	46,608	—	546,608	(f)	Bonds and borrowings
Current portion of long-term borrowings	4,008	(4,008)	—	—
Current portion of bonds payable	42,600	(42,600)	—	—
Accounts payable – other	81,357	(81,357)	—	—	(e)
Income taxes payable	1,153	(1,563)	410	—
Advances received	17,796	3,455	—	21,252		Contract liabilities
Deposits received	27,662	(27,662)	—	—	(g)
Other (current liabilities)	42,655	(14,992)	98,748	126,411	(l)	Other current liabilities
	—	—	127,176	127,176	(g), (i)	Other financial liabilities
Total current liabilities	907,010	—	226,335	1,133,345		Total current liabilities

Non-current liabilities						Non-current liabilities
Long-term borrowings	34,656	129,600	(1,487)	162,768	(f)	Bonds and borrowings
Bonds payable	129,600	(129,600)	—	—
Deferred tax liabilities	1,339	—	4,090	5,429	(k)	Deferred tax liabilities
Asset retirement obligations	91,538	—	—	91,538		Provisions
	—	—	55,854	55,854	(m)	Other non-current liabilities
	—	—	977,986	977,986	(i)	Other financial liabilities
Total non-current liabilities	257,133	—	1,036,443	1,293,577		Total non-current liabilities
Total liabilities	1,164,143	—	1,262,779	2,426,923		Total liabilities

Net assets						Equity
Share capital	77,540	—	—	77,540		Share capital
Capital surplus	306,425	—	10,980	317,405	(n)	Capital surplus
Retained earnings	(91,040)	—	(127,880)	(218,920)	(o)	Retained earnings
Accumulated other comprehensive income	2,532	—	(2,532)	—
Total net assets	295,457	—	(119,432)	176,025		Total equity
Total liabilities and net assets	1,459,601	—	1,143,347	2,602,948		Total liabilities and equity

Mediagene Inc. Notes to Consolidated Financial Statements

36.    First-time adoption of IFRS (cont.)

Reconciliation of equity as of February 28, 2022

					(Thousands of yen)
Presentation under Japanese GAAP	Japanese GAAP	Reclassification	Recognition and measurement difference	IFRS	Notes	Presentation under IFRS
Assets						Assets
Current assets						Current assets
Cash and deposits	351,979	—	—	351,979		Cash and cash equivalents
Notes and accounts receivable – trade	546,526	26,551	28,937	602,016	(h)	Trade and other receivables
Allowance for doubtful accounts	(325)	325	—	—	(a)
Merchandise and finished goods	3,440	21,504	(13,201)	11,742	(h)	Inventories
Work in progress	21,504	(21,504)	—
Other (current assets)	109,303	(30,397)	304	79,210	(i)	Other current assets
	—	3,520	—	3,520	(b)	Income taxes receivable
Total current assets	1,032,428	—	16,041	1,048,469		Total current assets

Non-current assets						Non-current assets
Property, plant and equipment
Buildings and structures	176,187	(38,250)	985,365	1,123,302	(i), (j)	Property, plant and equipment
Tools, furniture and fixtures	167,760	(167,760)	—	—
Accumulated depreciation and accumulated impairment losses	(206,011)	206,011	—	—

Intangible assets	76,030	—	—	76,030		Intangible assets
Investments and other assets
Investment securities	11,779	(11,779)	—	—	(c)
Leasehold and guarantee deposits	92,647	16,309	8,582	117,540	(c)	Other financial assets
Other (investments and other assets)	57,543	(55,596)	1,106	3,053	(d)	Other non-current assets
	—	52,921	(16,511)	36,409	(d), (k)	Deferred tax assets
Total non-current assets	375,938	1,854	978,543	1,356,336		Total non-current assets
Total deferred assets	1,854	(1,854)	—	—
Total assets	1,410,221	—	994,584	2,404,805		Total assets

Mediagene Inc. Notes to Consolidated Financial Statements

36.    First-time adoption of IFRS (cont.)

					(Thousands of yen)
Presentation under Japanese GAAP	Japanese GAAP	Reclassification	Recognition and measurement difference	IFRS	Notes	Presentation under IFRS
						Liabilities and equity
Liabilities						Liabilities
Current liabilities						Current liabilities
Notes and accounts payable – trade	164,358	124,682	—	289,041	(e)	Trade and other payables
Short-term borrowings	378,400	46,608	—	425,008	(f)	Bonds and borrowings
Current portion of long-term borrowings	4,008	(4,008)	—	—
Current portion of bonds payable	42,600	(42,600)	—	—
Accounts payable – other	68,173	(68,173)	—	—	(e)
Income taxes payable	1,639	(1,639)	—	—		Income taxes payable
Advances received	41,263	11,867	—	53,130		Contract liabilities
Deposits received	11,843	(11,843)	—	—	(g)
Other (current liabilities)	66,735	(54,891)	94,858	106,702	(l)	Other current liabilities
		—	127,863	127,863	(g), (i)	Other financial liabilities
Total current liabilities	779,023	—	222,722	1,001,745		Total current liabilities

Non-current liabilities						Non-current liabilities
Long-term borrowings	30,314	87,000	(831)	116,482	(f)	Bonds and borrowings
Bonds payable	87,000	(87,000)	—	—
Deferred tax liabilities	22,072	—	(15,990)	6,081	(k)	Deferred tax liabilities
Asset retirement obligations	91,841	—	—	91,841		Provisions
	—	—	78,392	78,392	(m)	Other non-current liabilities
	—	—	850,123	850,123	(i)	Other financial liabilities
Total non-current liabilities	231,227	—	911,694	1,142,922		Total non-current liabilities
Total liabilities	1,010,250	—	1,134,417	2,144,668		Total liabilities

Net assets						Equity
Share capital	77,540	—	—	77,540		Share capital
Capital surplus	306,425	—	21,609	328,035	(n)	Capital surplus
Retained earnings	15,955	—	(165,438)	(149,482)	(o)	Retained earnings
Accumulated other comprehensive income	49	—	3,995	4,045		Other components of equity
Total net assets	399,970	—	(139,832)	260,137		Total equity
Total liabilities and net assets	1,410,221	—	994,584	2,404,805		Total liabilities and equity

Mediagene Inc. Notes to Consolidated Financial Statements

36.    First-time adoption of IFRS (cont.)

(i)     Reclassification of presented items

(a)     Allowance for doubtful accounts

“Allowance for doubtful accounts,” which was presented separately under Japanese GAAP, is included in “Trade and other receivables” under IFRS.

(b)    Income taxes receivable

“Income taxes receivable,” which was included in “Other” (current assets) under Japanese GAAP, is presented separately under IFRS.

(c)     Investment securities and leasehold and guarantee deposits

“Investment securities” and “Leasehold and guarantee deposits,” which were presented separately under Japanese GAAP, are included in “Other financial assets” (non-current) under IFRS.

(d)    Deferred tax assets

“Deferred tax assets,” which was included in “Other” (investment and other assets) under Japanese GAAP, is presented separately under IFRS.

(e)     Accounts payable — other

“Accounts payable — other,” which was presented separately under Japanese GAAP, is included in “Trade and other payables” under IFRS.

(f)     Bonds and borrowings

“Short-term borrowings”, “Current portion of long-term borrowings” and “Current portion of bonds payable,” which were presented separately under Japanese GAAP, are included in “Bonds and borrowings” presenting it in current liabilities under IFRS. “Long-term borrowings” and “Bonds payable,” which were presented separately under Japanese GAAP, are included in “Bonds and borrowings” presenting it in non-current liabilities under IFRS.

(g)    Deposits received

“Deposits received,” which was presented separately under Japanese GAAP, is included in “Other financial liabilities” under IFRS.

(ii)    Recognition and measurement difference

(h)    Adjustment to reflect changes in timing of revenue recognition

Certain contracts, for which revenue was recognized at a point in time under Japanese GAAP, revenue is recognized over the contract period under IFRS. As a result of this change, the Group adjusted the amounts recognized as trade and other receivables and inventories.

(i)     Adjustment to the amounts recognized for leases

Certain leases that were accounted for as rental transactions under Japanese GAAP are accounted for by recognizing right-of-use assets and lease liabilities under IFRS.

(j)     Adjustment to reflect changes in the depreciation method for property, plant and equipment

While the Group adopted primarily the declining balance method for depreciation of property, plant and equipment (excluding leased assets) under Japanese GAAP, it has adopted the straight-line method under IFRS.

Mediagene Inc. Notes to Consolidated Financial Statements

36.    First-time adoption of IFRS (cont.)

(k)    Adjustment to the amounts recognized as deferred tax assets and deferred tax liabilities, and review of the recoverability of deferred tax assets

The Group has adjusted the amounts of deferred tax assets and deferred tax liabilities as temporary differences arose as a result of reconciliation from Japanese GAAP to IFRS. In addition, the Group has reviewed the recoverability of all deferred tax assets upon the adoption of IFRS.

(l)     Adjustment to unused paid leave

Unused paid leave for employees, for which a liability was not required to be recognized under Japanese GAAP, are accounted for by recognizing a liability and presenting it in “Other current assets” under IFRS.

(m)   Adjustment to long-term employee benefits

Length-of-service awards, for which a liability was not required to be recognized under Japanese GAAP, are accounted for by recognizing a liability and presenting it in “Other non-current liabilities” under IFRS.

(n)    Adjustment to share-based payment expenses

For the share-based payment (share option) plan that was not accounted for under Japanese GAAP, expenses are recognized based on fair value with the same amount being recognized as an increase in capital surplus under IFRS.

(o)    Adjustment to retained earnings

The impact of adoption of IFRS on retained earnings was as follows: The amounts below are presented net of tax.

	(Thousands of yen)
	March 1, 2021 (Date of transition)	As of February 28, 2022
Adjustment to reflect changes in timing of revenue recognition	3,765	10,293
Adjustment to the amounts recognized for leases	—	(3,111)
Adjustment to reflect changes in the depreciation method for property, plant and equipment	6,826	7,021
Adjustment to the amounts recognized as deferred tax assets and deferred tax liabilities, and review of the recoverability of deferred tax assets	2,139	(14,619)
Adjustment to unused paid leave	(84,341)	(81,094)
Adjustment to long-term employee benefits	(47,647)	(66,779)
Adjustment to share-based payment expenses	(10,980)	(21,609)
Other	2,357	4,460
Total	(127,880)	(165,438)

Mediagene Inc. Notes to Consolidated Financial Statements

36.    First-time adoption of IFRS (cont.)

Reconciliation of profit or loss for the fiscal year ended February 28, 2022 (March 1, 2021 to February 28, 2022)

					(Thousands of yen)
Presentation under Japanese GAAP	Japanese GAAP	Reclassification	Recognition and measurement difference	IFRS	Notes	Presentation under IFRS
Net sales	3,303,993	—	16,607	3,320,600	(a)	Revenue
Cost of sales	2,247,072	—	33,065	2,280,137	(a), (b), (c), (d), (e), (f)	Cost of sales
Gross profit	1,056,920	—	(16,457)	1,040,463		Gross profit
Selling, general and administrative expenses	976,923	—	991	977,914	(b), (c), (d), (e), (f)	Selling, general and administrative expenses
	—	1,449	625	2,074	(g)	Other income
	—	603	—	603	(g)	Other expenses
Operating profit	79,997	845	(16,823)	64,019		Operating profit
Non-operating income	14,864	(14,864)	—	—	(g)
Non-operating expenses	4,141	(4,141)	—	—	(g)
	—	13,720	(4,217)	9,503	(g)	Finance income
	—	8,691	2,416	11,107	(g)	Finance costs
Extraordinary income	304	(304)	—	—
Extraordinary losses	5,153	(5,153)	—	—
Profit before income taxes	85,871	—	(23,456)	62,415		Profit before tax
Total income taxes	1,226	(22,350)	14,101	(7,022)	(h)	Income tax expense
Income taxes – deferred	(22,350)	22,350	—	—	(h)
Profit	106,995	—	(37,558)	69,437		Profit

Other comprehensive income						Other comprehensive income Items that will not be reclassified to profit or loss
Valuation difference on available-for-sale securities	(2,482)	—	6,528	4,045		Net change in fair value of equity financial assets measured at fair value through other comprehensive income
Total other comprehensive income	(2,482)	—	6,528	4,045		Total other comprehensive income
Comprehensive income	104,512	—	(31,030)	73,482		Comprehensive income

(iii)   Notes on reconciliation of profit or loss and comprehensive income

(a)     Adjustment to reflect changes in timing of revenue recognition

Certain contracts, for which revenue was recognized at a point in time under Japanese GAAP, revenue is recognized over the contract period under IFRS. As a result of this change, the Group adjusted the amounts recognized as revenue and cost of sales.

Mediagene Inc. Notes to Consolidated Financial Statements

36.    First-time adoption of IFRS (cont.)

(b)    Adjustment to reflect changes in the depreciation method for property, plant and equipment

While the Group adopted primarily the declining balance method for depreciation of property, plant and equipment (excluding leased assets) under Japanese GAAP, it has adopted the straight-line method under IFRS. Following the change, the Group has adjusted cost of sales, and selling, general and administrative expenses which include depreciation.

(c)     Adjustment to unused paid leave

Unused paid leave for employees, for which a liability was not required to be recognized under Japanese GAAP, are accounted for by recognizing personnel expenses under IFRS.

(d)    Adjustment to long-term employee benefits

Length-of-service awards, for which a liability was not required to be recognized under Japanese GAAP, are accounted for by recognizing personnel expenses under IFRS.

(e)     Adjustment to asset retirement obligations

Assets retirement obligations, which were not accounted for under Japanese GAAP, are recognized as buildings and asset requirement obligations. In addition, their depreciation and interest expenses are recognized under IFRS.

(f)     Adjustment related to share-based payment expenses

For the share-based payment (share option) plan that was not accounted for under Japanese GAAP, personnel expenses are recognized based on fair value under IFRS.

(g)    Reclassification of presented items

Items presented as “Non-operating income,” “Non-operating expenses,” “Extraordinary income,” and “Extraordinary losses” under Japanese GAAP are reclassified under IFRS as “Finance income” and “Finance costs” for financing-related items, and “Other income” and “Other expenses” for the other items.

(h)    Income tax expense

The amounts presented separately as “Income taxes — current” and “Income taxes — deferred” under Japanese GAAP are combined to be presented as “Income tax expense” under IFRS. In addition, the Group has reviewed the recoverability of all deferred tax assets upon the adoption of IFRS.

Reconciliation of cash flows for the fiscal year ended February 28, 2022 (March 1, 2021 to February 28, 2022)

Lease payments for operating lease transactions, such as rental office transactions, which were classified into cash flows from operating activities under Japanese GAAP, are deemed as repayment of lease liabilities and classified into cash flows from financing activities under IFRS. As a result, during the fiscal year ended February 28, 2022, cash flows from operating activities increased by 134,351 thousand yen and cash flows from financing activities decreased by the same amount.

Report of Independent Registered Public Accounting Firm
(PCAOB ID #688)

To the Shareholders and the Board of Directors of
Blue Ocean Acquisition Corp

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Blue Ocean Acquisition Corp (the “Company”) as of December 31, 2023 and 2022, the related statements of operations, changes in shareholders’ deficit and cash flows for each of the two years in the period ended December 31, 2023 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company is a Special Purpose Acquisition Corporation that was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities on or before June 7, 2024 by depositing into the Trust Account a specified amount for each of the one-month extensions through June 7, 2024. The Company entered into an agreement and plan of merger with a business combination target on June 6, 2023; however, the completion of this transaction is subject to the approval of the Company’s stockholders among other conditions. There is no assurance that the Company will obtain the necessary approvals, satisfy the required closing conditions, or raise the additional capital it needs to fund further business operations prior to June 7, 2024, if at all. The Company also has no approved plan in place to extend the business combination deadline and fund operations for any period of time after June 7, 2024 in the event that it is unable to complete a business combination by that date. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are also described in Note 1. The financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum llp
Marcum llp

We have served as the Company’s auditor since 2021.

New York, NY
March 21, 2024

BLUE OCEAN ACQUISITION CORP
BALANCE SHEETs

	December 31, 2023	December 31, 2022
Assets
Current Assets:
Cash	$61,977	$627,628
Prepaid expenses and other assets	66,214	236,042
Total current assets	128,191	863,670
Non-current assets
Cash held in trust account	67,214,745	196,226,283
Total assets	$67,342,936	$197,089,953
Liabilities, Redeemable Ordinary Shares and Shareholders’ Deficit
Current Liabilities:
Accounts payable and accrued expenses	$2,857,214	$576,727
Accounts Payable – Related Party	230,000	110,000
Promissory Note, Convertible – Related Party	1,095,833	—
Promissory Note	149,946	—
Total current liabilities	4,332,993	686,727
Accrued offering costs, non-current	806,823	806,823
Warrant liabilities	374,250	1,403,438
Deferred underwriting fee payable	6,641,250	6,641,250
Total liabilities	12,155,316	9,538,238

Commitments
Class A ordinary shares subject to possible redemption; 6,157,215 and 18,975,000 shares issued and outstanding at redemption value of $10.92 and $10.34 as of December 31, 2023 and December 31, 2022, respectively	67,214,745	196,226,283

Shareholders’ Deficit:
Preferred shares, $0.0001 par value; 1,000,000 shares authorized; none outstanding	—	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; no shares issued or outstanding (excluding 6,157,215 and 18,975,000 shares subject to possible redemption)	—	—
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 4,743,750 shares issued and outstanding at December 31, 2023 and 2022	474	474
Additional paid-in capital	—	—
Accumulated deficit	(12,027,599)	(8,675,042)
Total shareholders’ deficit	(12,027,125)	(8,674,568)
Total Liabilities, Redeemable Ordinary Shares and Shareholders’ Deficit	$67,342,936	$197,089,953

The accompanying notes are an integral part of the financial statements.

BLUE OCEAN ACQUISITION CORP
STATEMENTs OF OPERATIONS

	December 31, 2023	December 31, 2022
General and administrative expenses	$4,125,912	$1,243,831
Loss from operations	(4,125,912)	(1,243,831)
Other Income (expense):
Interest income on marketable securities held in Trust Account	6,864,803	854,167
Unrealized gain on marketable securities held in Trust Account	670,104	1,822,183
Gain on change in fair value of warrant liabilities	1,029,188	11,226,187
Interest expense	(15,833)	—
Net income	$4,422,350	$12,658,706
Weighted average shares outstanding of Class A redeemable ordinary shares	14,866,285	18,975,000
Basic and diluted net income per ordinary share, Class A redeemable ordinary shares	$0.23	$0.53
Weighted average shares outstanding of Class B ordinary shares non-redeemable shares	4,743,750	4,743,750
Basic and diluted net income per ordinary share, Class B ordinary shares non-redeemable shares	$0.23	$0.53

The accompanying notes are an integral part of the financial statements.

BLUE OCEAN ACQUISITION CORP
STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2023

	Class B Ordinary shares		Additional Paid in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount
Balance – December 31, 2022	4,743,750	$474	$—	$(8,675,042)	$(8,674,568)
Accretion of Class A ordinary shares to redemption value	—	—	—	(7,774,907)	(7,774,907)
Net Income	—	—	—	4,422,350	4,422,350
Balance – December 31, 2023	4,743,750	$474	$—	$(12,027,559)	$(12,027,125)

BLUE OCEAN ACQUISITION CORP
STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2022

	Class B Ordinary shares		Additional Paid in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount
Balance – December 31, 2021	4,743,750	$474	$—	$(18,652,465)	$(18,651,991)
Accretion of Class A ordinary shares to redemption value	—	—	—	(2,681,283)	(2,681,283)
Net Income	—	—	—	12,658,706	12,658,706
Balance – December 31, 2022	4,743,750	$474	$—	$(8,675,042)	$(8,674,568)

The accompanying notes are an integral part of the financial statements.

BLUE OCEAN ACQUISITION CORP
STATEMENTS OF CASH FLOWS

	December 31, 2023		December 31, 2022
Cash Flow from Operating Activities:
Net income		$4,422,350	$12,658,706
Adjustments to reconcile net income to net cash used in operating activities:
Interest income on marketable securities held in Trust Account		(6,864,803)	(854,167)
Unrealized gain on marketable securities held in Trust Account		(670,104)	(1,822,183)
Gain on change in fair value of warrant liabilities		(1,029,188)	(11,226,187)
Interest expense		15,833	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets		169,828	48,979
Other assets, non-current		—	236,041
Accounts payable and accrued expenses, current		2,280,487	436,874
Accounts Payable – Related Party		120,000	110,000
Net cash used in operating activities		(1,555,597)	(411,937)
Cash flow from investing activities:
Investment of cash in Trust Account		(240,000)	—
Investments withdrawn from Trust Account for redemptions		136,786,445	—
Net cash provided by investing activities		136,546,445	—
Cash flows from financing activities:
Payment of offering costs		—	(11,105)
Proceeds from convertible promissory note payable		1,080,000	—
Proceeds from promissory note payable		149,946	—
Payment to Redeeming Shareholders		(136,786,445)	—
Net cash used in financing activities		(135,556,499)	(11,105)
Net change in cash		(565,651)	(423,042)
Cash at the beginning of the period		627,628	1,050,670
Cash at the end of the period		$61,977	$627,628
Supplemental Disclosure of Non-Cash Investing and Financing Activities:
Deferred underwriting fee payable	$		$6,641,250
Accretion of ordinary shares subject to redemption		$7,774,907	$2,681,283

The accompanying notes are an integral part of the financial statements.

BLUE OCEAN ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Blue Ocean Acquisition Corp (the “Company”) is a blank check company incorporated in the Cayman Islands on March 26, 2021. The Company was formed for the purpose of effectuating a merger, capital share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses (the “Business Combination”). The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2023, the Company had not yet commenced any operations. All activity for the period March 26, 2021 (inception), through December 31, 2023, relates to the Company’s formation and the initial public offering (the “Public Offering”) which is described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Public Offering. The Company has selected December 31 as its fiscal year end.

The registration statement for the Company’s Public Offering was declared effective on December 6, 2021 (the “Effective Date”). On December 7, 2021, the Company consummated the Public Offering of 16,500,000 units (the “Units” and, with respect to the shares of Class A ordinary shares included in the Units being offered, the “Public Shares”), generating gross proceeds of $165,000,000 which is described in Note 3. Each Unit consists of one Class A ordinary share of the Company (the “Public Shares”) and one-half of one redeemable warrant (the “Public Warrants”). On December 9, 2021, the underwriters fully exercised the over-allotment option and purchased 2,475,000 units (the “Over-Allotment Option Units”) at a price of $10.00 per Over-Allotment Option Unit, generating gross proceeds of $24,750,000.

Simultaneously with the closing of the Public Offering, the Company consummated the sale of 8,235,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant that closed in a private placement to Blue Ocean Sponsor LLC (the “Sponsor”) and Apollo SPAC Fund I, L.P. (“Apollo” or “Anchor Investor”) simultaneously with the closing of the Public Offering (see Note 4). On December 9, 2021, the Company consummated the sale of additional 990,000 Private Placement Warrants (the “Additional Private Placement Warrants”) with the Sponsor at a price of $1.00 per Private Placement Warrant, generating total proceeds of $990,000.

Transaction costs amounted to $12,517,335, consisting of $3,795,000 in cash underwriting fees, $6,641,250 of deferred underwriting fees, $1,248,100 of offering costs related to the fair value of the Founder Shares sold to Anchor Investor, and $832,985 of other offering costs.

Following the closing of the Public Offering, the sale of the Private Placement Warrants, the sale of the Over-Allotment Option Units and the sale of the Additional Private Placement Shares, an amount of $193,545,000 ($10.20 per Public Unit) was placed in a trust account (the “Trust Account”), located in the United States and will be invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds held in the Trust Account, as described below.

On August 29, 2023, shareholders of the Company held an extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) in lieu of the 2023 annual general meeting of the shareholders of the Company. At the Extraordinary General Meeting, the Company’s shareholders approved the proposal to amend the Company’s Amended and Restated Memorandum and Articles of Association to give the Company the right to extend the date by which it has to consummate a business combination from September 7, 2023 to June 7, 2024, by depositing into the Trust Account $60,000 for each of the nine subsequent one-month extensions. In connection therewith the shareholders of record were provided the opportunity to exercise their redemption rights (the “Extension Amendment”). Holders of 12,817,785 shares of Class A ordinary shareholders exercised their right to redemption at a per share redemption price of approximately $10.67. On September 5, 2023, a total of $136,786,445 in redemption payments were made in connection with this redemption. Following the redemption, the Company had a total of 6,157,215 shares of Class A ordinary shares outstanding.

BLUE OCEAN ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. NASDAQ rules provide that the Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (as defined below) (less any deferred underwriting commissions and taxes payable on interest earned on the Trust Account) at the time of the signing a definitive agreement to enter a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination. Upon the closing of the Public Offering, management has agreed that $10.20 per Unit sold in the Public Offering, including the proceeds from the sale of the Private Placement Warrants, will be held in a trust account (the “Trust Account”) and may or may not be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below.

The Company will provide its holders of the outstanding Public Shares (the “public shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. In connection with a proposed Business Combination, the Company may seek shareholder approval of a Business Combination at a meeting called for such purpose at which shareholders may seek to redeem their shares, regardless of whether they vote for or against a Business Combination. The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 either immediately prior to or upon such consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination.

Notwithstanding the foregoing, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s Memorandum and Articles of Association provides that, a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from seeking redemption rights with respect to 15% or more of the Public Shares without the Company’s prior written consent.

The public shareholders will be entitled to redeem their shares for a pro rata portion of the amount then in the Trust Account (initially $10.20 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to shareholders who redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter (as discussed in Note 7). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. These shares of Class A ordinary shares are recorded at a redemption value and classified as temporary equity in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.”

If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Memorandum and Articles of Association, offer such redemption pursuant to the tender offer rules of the Securities and Exchange Commission (the “SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination.

BLUE OCEAN ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

The Company’s Sponsor and Apollo have agreed (a) to vote their Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Public Offering in favor of a Business Combination, (b) not to propose an amendment to the Company’s Memorandum and Articles of Association with respect to the Company’s pre-Business Combination activities prior to the consummation of a Business Combination unless the Company provides dissenting public shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment; (c) not to redeem any shares (including the Founder Shares) into the right to receive cash from the Trust Account in connection with a shareholder vote to approve a Business Combination (or to sell any shares in a tender offer in connection with a Business Combination if the Company does not seek shareholder approval in connection therewith) or a vote to amend the provisions of the Amended and Restated Memorandum and Articles of Association relating to shareholders’ rights of pre-Business Combination activity and (d) that the Founder Shares shall not participate in any liquidating distributions upon winding up if a Business Combination is not consummated. However, the Sponsor and Apollo will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares purchased during or after the Public Offering if the Company fails to complete its Business Combination.

If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the Company’s board of directors, proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of applicable law.

The underwriter has agreed to waive its rights to the deferred underwriting commission held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Public Offering price per Unit ($10.00).

The Sponsor and Apollo have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares and Private Placement Warrants it will receive if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor, Apollo or any of their respective affiliates acquire Public Shares, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period, and in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Public Offering price per Unit ($10.00).

In order to protect the amounts held in the trust, the Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.20 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the day of liquidation of the Trust Account, if less than $10.20 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to monies held in the Trust Account (whether or not such

BLUE OCEAN ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriter of Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy their indemnity obligations and believe that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure its shareholders that the Sponsor would be able to satisfy those obligations. None of the Company’s officers or directors will indemnify the Company for claims by third parties including, without limitation, claims by vendors and prospective target businesses. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Business Combination

On June 6, 2023, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with The News Lens Co., Ltd., a Cayman Islands exempted company (“TNL”), and TNL Mediagene, a Cayman Islands exempted company and wholly owned subsidiary of TNL (“Merger Sub”). On the terms and subject to the conditions set forth in the Merger Agreement, the parties thereto will enter into a business combination transaction pursuant to which, among other things, Merger Sub will merge with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of TNL (the “Merger”).

At the closing of the Transactions (the “Closing”), by virtue of the Merger, the outstanding shares and warrants will be canceled and converted into the right to receive equivalent shares and warrants of TNL, and TNL is expected to be the publicly traded company with its ordinary shares and warrants listed on The Nasdaq Stock Market LLC (“Nasdaq”).

Liquidity and Capital Resources

As of December 31, 2023 and December 31, 2022, the Company had approximately $61,977, and $627,628 in its operating bank account, respectively. At December 31, 2023 the Company had working capital deficit of $4,204,802, and positive working capital of $176,944 as of December 31, 2022.

The Company’s liquidity needs to date have been satisfied through a payment of $25,000 from the Sponsor to purchase the Founder Shares, the loan from the Sponsor under the Note (as defined in Note 5), and the proceeds from the consummation of the Private Placement not held in the Trust Account of $2.2 million. The Company repaid the Note in full on December 6, 2021. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (as defined in Note 5). As of December 31, 2023 and December 31, 2022, there were no amounts outstanding under any Working Capital Loans.

Additionally, on June 20, 2023, the Company entered into a Promissory Note (as defined in Note 5) with the Sponsor pursuant to which the Sponsor agreed to loan the Company up to an aggregate principal amount of up to $1,500,000. The Promissory Note is payable on the earlier of the date on which the Company consummates a Business Combination or June 7, 2024. Upon the consummation of the Business Combination, the Sponsor will have the option, but not the obligation, to convert the entire principal balance of the Promissory Note, in whole or in part, into private placement warrants of the post-business combination entity at a price of $1.00 per warrant. The terms of such private placement warrants (if issued) will be identical to the terms of the private placement warrants issued by the Company in connection with the IPO. The Promissory Note is subject to customary events of default, the occurrence of any of which automatically triggers the unpaid principal and interest balance of the Promissory Note and all other sums payable with regard to the Sponsor Note becoming immediately due and payable. As of December 31, 2023 the outstanding principal balance under the Note amounted to an aggregate of $1,080,000.

BLUE OCEAN ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

On August 3, 2023, the Company issued an unsecured promissory note to TNL with a principal amount equal to $400,000 (the “TNL Working Capital Note”). The TNL Working Capital Note is a non-interest bearing, unsecured promissory note that will not be repaid in the event that the Merger agreement is terminated prior to the Business Combination. The TNL Working Capital Note will be paid on the date on which the Company consummates the transactions contemplated by the Merger Agreement. The TNL Working Capital Notes is subject to events of default, the occurrence of any of which automatically triggers the unpaid principal and interest balance of the Promissory Note and all other sums payable with regard to the Sponsor Note becoming immediately due and payable. As of December 31, 2023, the outstanding principal balance under the Note amounted to an aggregate of $149,946.

Based on the foregoing, management believes that the Company will have insufficient working capital and borrowing capacity from the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, the Company will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

In connection with the Company’s assessment of going concern considerations in accordance with the authoritative guidance in FASB Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” The Company has until June 7, 2024, to consummate a Business Combination. It is uncertain that the Company will be able to consummate a Business Combination by that specified period. If a Business Combination is not consummated by June 7, 2024, and the Company decides not to extend the period of time to consummate a Business Combination, there will be a mandatory liquidation and subsequent dissolution.

The Company’s evaluation of its liquidity condition and the date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern one year from the date that these financial statements are issued. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Risks and Uncertainties

Management is currently evaluating the impact of the rising interest rates, inflation due to the Russia-Ukraine war and the conflict between Israel and Palestine on the industry and has concluded the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Inflation Reduction Act of 2022

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. Because the Company may acquire a domestic corporation or engage in a transaction in which a domestic corporation becomes our parent or our affiliate and our securities trade on US stock exchange, the Company may become a “covered corporation” within the meaning of the IR Act. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

BLUE OCEAN ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

BLUE OCEAN ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash Held in Trust Account

During the twelve months ended December 31, 2023 and December 31, 2022, substantially all the assets held in the Trust Account were held in money market funds, which primarily invest in U.S. Treasury securities. On December 1, 2023, the substantially all of the assets held in the Trust Account were deposited into an interest-bearing demand deposit account.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $61,977 and $627,628 in cash held in its operating account as of December 31, 2023 and December 31, 2022, respectively. The Company did not have any cash equivalents as of December 31, 2023 and December 31, 2022.

Income Taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2023 and December 31, 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

The Company may be subject to potential examination by federal and state taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company has completed a nexus study and believes that it is appropriately filing tax returns in which it has nexus.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures,” (“ASC 820”) approximates the carrying amounts represented in the balance sheet, primarily due to their short-term nature.

Fair Value Measurements

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

BLUE OCEAN ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities).

The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). Derivative instruments are initially recorded at fair value on the grant date and re-valued at each reporting date, with changes in the fair value reported in the statement of operations. Derivative assets and liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

Warrant Liabilities

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480 and ASC 815. The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations.

The Company evaluated the Public Warrants (as defined in Note 7) and the Private Placement Warrants (collectively, the “Warrants”) in accordance with ASC 815, and concluded that a provision in the warrant agreement, dated December 2, 2021 (the “Warrant Agreement”) related to certain tender or exchange offers precludes the

BLUE OCEAN ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Warrants from being accounted for as components of equity. As the Warrants meet the definition of a derivative as contemplated in ASC 815, the Warrants are recorded as derivative liabilities on the condensed balance sheets and measured at fair value at inception (on the date of the IPO) and at each reporting date in accordance with ASC 820 with changes in fair value recognized in the condensed statement of operations in the period of change.

Offering Costs Associated with the Public Offering

The Company complies with the requirements of ASC 340-10-S99-1, SEC Staff Accounting bulletin Topic 5A — “Expenses of Offering”, and SEC Staff Accounting bulletin Topic 5T — “Accounting for Expenses or Liabilities Paid by Principal Stockholder(s)”. Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the IPO. Offering costs directly attributable to the issuance of an equity contract to be classified in equity are recorded as a reduction of equity. Offering costs for equity contracts that are classified as assets and liabilities are expensed immediately. The Company incurred offering costs amounting to $12,517,335 as a result of the IPO (consisting of $3,795,000 of underwriting fees, $6,641,250 of deferred underwriting fees, $1,248,100 for the excess fair value of Founder Shares attributable to the Anchor Investor, and $832,985 of other offering costs). The Company recorded $10,788,729 of offering costs as a reduction of equity in connection with the Class A ordinary shares included in the Units. The Company immediately expensed $480,506 of offering costs in connection with the Public Warrants and Private Placement Warrants that were classified as liabilities.

Class A Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC 480. Ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, Class A ordinary shares subject to possible redemption is presented as temporary equity, outside of the shareholders’ deficit section of the Company’s balance sheet.

As of December 31, 2023 and December 31, 2022, the amount of Class A ordinary shares reflected on the balance sheet are reconciled in the following table:

Class A ordinary shares subject to possible redemption as of December 31, 2021	$193,545,000
Plus:
Adjust carrying value to redemption value	2,681,283
Class A ordinary shares subject to possible redemption as of December 31, 2022	$196,226,283
Plus:
Adjust carrying value to redemption value	7,774,907
Less:
Shares redeemed in September 2023	(136,786,445)
Class A ordinary shares subject to possible redemption as of December 31, 2023	$67,214,745

Net Income Per Ordinary Share

Basic income per ordinary share is computed by dividing net income applicable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Consistent with FASB 480, ordinary shares subject to possible redemption, as well as their pro rata share of undistributed trust earnings consistent with the two-class method, have been excluded from the calculation of income per ordinary share for the year ended December 31, 2023 and December 31, 2022. Such shares, if redeemed, only participate in their pro rata share of trust earnings. Diluted income per share includes the incremental number of ordinary shares to be issued to settle

BLUE OCEAN ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

warrants, as calculated using the treasury method. For the year ended December 31, 2023 and December 31, 2022, the Company did not have any dilutive warrants, securities or other contracts that could potentially, be exercised or converted into ordinary shares. As a result, diluted income per ordinary share is the same as basic income per ordinary share for all periods presented.

A reconciliation of net income per ordinary share is as follows:

	For the twelve months ended December 31, 2023		For the twelve months ended December 31, 2022
	Class A	Class B	Class A	Class B
EPS
Numerator: Net Income
Allocation of net income	$3,352,565	$1,069,785	$10,126,965	$2,531,741
Denominator: Weighted Average share
Basic and diluted weighted average ordinary shares outstanding	14,866,285	4,743,750	18,975,000	4,743,750
Basic and diluted net income per ordinary share	$0.23	$0.23	$0.53	$0.53

Stock Compensation Expense

The Company accounts for stock-based compensation expense in accordance with ASC 718, “Compensation — Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date and recognized over the requisite service period. To the extent a stock-based award is subject to a performance condition, the amount of expense recorded in a given period, if any, reflects an assessment of the probability of achieving such performance condition, with compensation recognized once the event is deemed probable to occur. Forfeitures are recognized as incurred. The Company has recognized no stock-based compensation expense during the period from inception to December 31, 2023.

Recently Issued Accounting Standards

In August 2020, the FASB issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. As a smaller reporting company, ASU 2020-06 is effective January 1, 2024 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 requires additional quantitative and qualitative income tax disclosures to enable financial statements users better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. For public business entities, ASU 2023-09 is effective for annual periods beginning after December 15, 2024, which will be fiscal 2025 for us. The Company expects the adoption to result in disclosure changes only.

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

BLUE OCEAN ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS

NOTE 3. PUBLIC OFFERING

Pursuant to the Public Offering, the Company sold 16,500,000 Units at $10.00 per Unit. On December 9, 2021, the underwriters fully exercised the over-allotment option and purchased 2,475,000 Units at a price of $10.00 per Unit, generating gross proceeds of $24,750,000. Each Unit consists of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per whole share (see Note 7).

An Anchor Investor unaffiliated with any member of our management team purchased an aggregate of 1,895,602 of the Units sold in the Public Offering. These Units purchased by Apollo in this offering are not be subject to any agreements restricting their transfer. Further, Apollo purchased 175,000 founder shares at $0.0058 per share.

The Company considers the excess fair value of the Founder Shares issued to the Anchor Investor above the purchase price as offering costs and will reduce the gross proceeds by this amount. The Company has valued the excess fair value over consideration of the founder shares offered to the Anchor Investor at $1,248,100. The excess of the fair value over consideration of the Founder Shares was determined to be an offering cost in accordance with Staff Accounting Bulletin Topic 5A and 5T and were allocated to shareholders’ equity and expenses upon the completion of the Public Offering.

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of Public Offering, the Sponsor and Anchor Investor have agreed to purchase an aggregate of 8,235,000 Private Placement Warrants at a price of $1.00 per warrant. On December 9, 2021, the Company consummated the sale of additional 990,000 Private Placement Warrants with the Sponsor at a price of $1.00 per Private Placement Warrant, generating total proceeds of $990,000.

Each Private Placement Warrant is identical to the warrants offered in the Public Offering, except there is no redemption rights or liquidating distributions from the trust account with respect to Private Placement Warrants, which will expire worthless if the Company does not consummate a Business Combination within the Combination Period. A portion of the proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the Public Offering held in the Trust Account.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On March 26, 2021, the Company issued an aggregate of 4,312,500 shares of Class B ordinary shares (the “Founder Shares”) to the Sponsor for an aggregate purchase price of $25,000. On December 2, 2021, the Company effected a share capitalization of an additional 431,250 Class B ordinary shares, resulting in an aggregate of 4,743,750 Class B ordinary shares outstanding. All share and per-share amounts have been retroactively restated to reflect the share capitalization. The Founder Shares include an aggregate of up to 618,750 shares subject to forfeiture by the Sponsor to the extent that the underwriter’s overallotment is not exercised in full or in part, so that the Sponsor will collectively own, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Public Offering.

The Sponsor and Anchor Investor have agreed not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination or (B) subsequent to our initial business combination (x) if the last reported sale price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (y) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of our public shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Anchor Investor has not been granted any shareholder or other rights in addition to those afforded to the Company’s other public shareholders. Further, Anchor Investor is not required to (i) hold any Units, Class A ordinary shares or warrants purchased in the Public Offering or thereafter for any amount of time, (ii) vote any Class A

BLUE OCEAN ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

ordinary shares they may own at the applicable time in favor of the Business Combination or (iii) refrain from exercising their right to redeem their public shares at the time of the Business Combination. Anchor Investor has the same rights to the funds held in the Trust Account with respect to the Class A ordinary shares underlying the Units they purchased in the Public Offering as the rights afforded to the Company’s other public shareholders.

Promissory Note-Related Party

On June 20, 2023, the Company issued an unsecured promissory note (the “Note”) to the Sponsor for borrowings from time to time of up to an aggregate of $1,500,000 which may be drawn by the Company to finance costs incurred in connection with a potential initial business combination and for working capital purposes and/or to finance monthly deposits into the Trust Account for each public share that is not redeemed in connection with the extension of the Company’s termination date from September 7, 2023 to June 7, 2024. The Note is interest bearing and is payable on the earlier of (i) June 7, 2024; (ii) the date on which the Company consummates a Business Combination or (iii) the Company liquidates the Trust Account upon the failure to consummate an initial business combination within the requisite time period. Upon consummation of the Company’s initial business combination, the Note may be converted, at the Sponsor’s discretion, into private placement warrants at a price of $1.00 per warrant. The warrants will be identical to the Private Placement Warrants. As of December 31, 2023 the outstanding principal balance under the Note amounted to an aggregate of $1,080,000.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Company’s Sponsor, an affiliate of the Sponsor, or the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of notes may be converted upon consummation of a Business Combination into warrants at a price of $1.00 per warrant. The warrants will be identical to the Private Placement Warrants. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. There are no Working Capital Loans outstanding as of December 31, 2023 and December 31, 2022.

Administrative Support Agreement

On December 2, 2021, the Company entered into an Administrative Support Agreement pursuant to which the Company’s initial business combination or liquidation, the Company may reimburse an affiliate of the Sponsor up to an amount of $10,000 per month for office space and secretarial and administrative support. As of December 31, 2023 and December 31, 2022, there have been $120,000 and $110,000 and in charges, respectively, related to this agreement, $10,000 of which have been reimbursed.

Consulting Agreements

The Company and Mr. Leggett entered into a consulting agreement on October 11, 2022, as amended July 31, 2023 (the “Leggett Consulting Agreement”). Mr. Leggett is entitled to $20,000 per month for certain services Mr. Leggett provides to the Company and its affiliates. Mr. Leggett is further entitled to a success bonus of $250,000 to be paid within 10 business days of the close of the business combination, subject to adjustment as described in the Leggett Consulting Agreement. The Company and Mr. Lasov entered into a consulting agreement on November 22, 2022, as amended July 31, 2023 (the “Lasov Consulting Agreement”). Mr. Lasov is entitled to $32,500 per month for certain services Mr. Lasov provides to the Company and its affiliates. Mr. Lasov is further entitled to a success bonus of $150,000 to be paid within 10 business days of the close of the business combination, subject to adjustment as described in the Lasov Consulting Agreement.

BLUE OCEAN ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS

NOTE 6. COMMITMENTS AND CONTINGENCIES

Registration Rights

The holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of the Working Capital Loans (and in each case holders of their component securities, as applicable) are entitled to registration rights pursuant to a registration rights agreement effective December 2, 2021, which requires the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to our Class A ordinary shares). The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriter’s Agreement

The Company paid a cash underwriting discount of 2.00% of the gross proceeds of the Public Offering, or $3,795,000 due to the exercise of the over-allotment option in full. In addition, the underwriter will be entitled to a deferred fee of three and a half percent (3.50%) of the gross proceeds of the Public Offering, or $6,641,250. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement. The underwriter has reimbursed the Company for $550,000 for offering expenses. The reimbursement of these costs has been accounted for as a reduction to offering costs of the Public Offering.

NOTE 7. WARRANTS

The Company accounted for the 18,712,500 warrants issued in connection with the Public Offering (the 9,487,500 Public Warrants and the 9,225,000 Private Placement Warrants) in accordance with the guidance contained in ASC 815-40. Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant much be recorded as a liability. Accordingly, the Company has classified each warrant as a liability at its fair value. This liability is subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liability will be adjusted to fair value, with the change in fair value recognized in the Company’s statement of operations.

Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable 30 days after the consummation of a Business Combination. The Public Warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the Public Warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No Public Warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their Public Warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available.

The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of a Business Combination, it will use its best efforts to file with the SEC a registration statement registering the issuance, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the Public Warrants. The Company will use its best efforts to file with the SEC a registration statement covering the shares of Class A ordinary shares issuable upon exercise of the warrants, to cause such registration statement to become effective and to maintain a current prospectus relating to those shares of Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the shares of Class A ordinary

BLUE OCEAN ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS

NOTE 7. WARRANTS (cont.)

shares issuable upon exercise of the warrants is not effective by the 60th business day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00.    Once the warrants become exercisable, the Company may redeem the Warrants for redemption:

•        in whole and not in part;

•        at a price of $0.01 per Public Warrant;

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder and

•        if, and only if, the reported last sale price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described) for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the warrants as described above unless an effective registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period. If and when the warrants become redeemable by us, the Company may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00.    Once the Warrants become exercisable, the Company may redeem the Warrants for redemption:

•        in whole and not in part;

•        at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table based on the redemption date and the “fair market value” of our Class A ordinary shares;

•        if, and only if, the Reference Value (as defined above under “Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00”) equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant); and

•        if the Reference Value is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant), the private placement warrants must also concurrently be called for redemption on the same terms as the outstanding public warrants, as described above.

If and when the Public Warrants become redeemable by the Company, the Company may not exercise its redemption right if the issuance of shares of ordinary shares upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or the Company is unable to effect such registration or qualification.

The exercise price and number of shares of Class A ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, or recapitalization, reorganization, merger or consolidation. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless. If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the

BLUE OCEAN ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS

NOTE 7. WARRANTS (cont.)

Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of ordinary shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such warrants. Accordingly, the warrants may expire worthless.

In addition, if (x) the Company issues additional shares of Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of its initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A ordinary shares (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Company’s initial Business Combination on the date of the consummation of such initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the greater of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants included in the Units sold in the Public Offering, except that the Private Placement Warrants are and the shares of ordinary shares issuable upon the exercise of the Private Placement Warrants are not transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants are exercisable on a cashless basis and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

NOTE 8. SHAREHOLDERS’ DEFICIT

Preferred Shares — The Company is authorized to issue 1,000,000 shares of $0.0001 par value preferred shares. On December 31, 2023, and December 31, 2022 there were no preferred shares issued or outstanding.

Class A Ordinary shares — The Company is authorized to issue up to 200,000,000 shares of Class A, $0.0001 par value ordinary shares. Holders of the Company’s ordinary shares are entitled to one vote for each share.

Class B Ordinary shares — The Company is authorized to issue up to 20,000,000 shares of Class B, $0.0001 par value ordinary shares. Holders of the Company’s ordinary shares are entitled to one vote for each share. On December 2, 2021, the Company effected a share capitalization of an additional 431,250 Class B ordinary shares, resulting in an aggregate of 4,743,750 Class B ordinary shares outstanding. All share and per-share amounts have been retroactively restated to reflect the share capitalization.

Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all other matters submitted to a vote of shareholders, except as required by law; provided that only holders of Class B ordinary shares have the right to vote for the election of directors prior to the Company’s initial Business Combination.

The shares of Class B ordinary shares will automatically convert into Class A ordinary shares at the time of our initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and the like, and

BLUE OCEAN ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS

NOTE 8. SHAREHOLDERS’ DEFICIT (cont.)

subject to further adjustment as provided herein. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in this offering and related to the closing of our initial business combination, the ratio at which the Class B ordinary shares will convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the issued and outstanding Class B ordinary shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of all ordinary shares issued and outstanding upon the completion of this offering plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with our initial business combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in our initial business combination. The term “equity-linked securities” refers to any debt or equity securities that are convertible, exercisable or exchangeable for our Class A ordinary shares issued in a financing transaction in connection with our initial business combination, including but not limited to a private placement of equity or debt.

Pursuant to and concurrently with the Public Offering, the Company sold 18,975,000 Units. In connection with Extraordinary General Meeting, the shareholders of record were provided the opportunity to exercise their redemption rights. Holders of 12,817,785 shares of Class A ordinary shareholders exercised their right to redemption. Following the redemption, the Company had a total of 6,157,215 shares of Class A ordinary shares outstanding.

At December 31, 2023 and December 31, 2022, there were no Class A ordinary shares issued and outstanding, excluding 6,157,215 and 18,975,000 Class A ordinary shares subject to possible redemption and 4,743,750 Class B ordinary shares issued and outstanding.

NOTE 9. FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis on December 31, 2023 and December 31, 2022, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	December 31, 2023	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Cash held in Trust Account	$67,214,745	$67,214,745	$—	$—
Liabilities:
Warrant liabilities – Public Warrants	$189,750	$—	$189,750	$—
Warrant liabilities – Private Placement Warrants	$184,500	$—	$—	$184,500
	December 31, 2022	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Marketable securities held in Trust Account	$196,226,283	$196,226,283	$—	$—
Liabilities:
Warrant liabilities – Public Warrants	$711,563	$—	$711,563	$—
Warrant liabilities – Private Placement Warrants	$691,875	$—	$—	$691,875

BLUE OCEAN ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS

NOTE 9. FAIR VALUE MEASUREMENTS (cont.)

The Warrants are accounted for as liabilities in accordance with ASC 815 and are presented within warrant liabilities on the balance sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the statements of operations. Transfers to/from Levels 1, 2 and 3 are recognized at the beginning of the reporting period in which a change in valuation technique or methodology occurs.

The Company established the initial fair value for the warrant liabilities on December 7, 2021, the date of the Company’s Public Offering, using a Binomial Lattice-based model for the Public Warrants, and a Black-Scholes option pricing model for the Private Placement Warrants. The Private Placement Warrants and Public Warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs. The estimated fair value of Public Warrants was transferred from a Level 3 measurement to a Level 1 measurement when the Public Warrants were separately listed and traded in an active market in January 2022.

As of December 31, 2022, the estimated fair value of Public Warrants was transferred from a Level 1 measurement to a Level 2 measurement when the Public Warrants were considered to no longer have an active market.

The Private Placement Warrants were valued using a Black-Scholes option pricing model, which is considered to be a Level 3 fair value measurement. The key inputs into the Black-Scholes option pricing model for the Private Placement Warrants were as follows as of December 31, 2023:

	December 31, 2023	December 31, 2022
Input
Risk-free interest rate	—	—
Expected term (years)	4.78	5.20
Expected volatility	—	—
Exercise price	$11.50	$11.50
Fair value of Class A ordinary shares	$10.78	$10.28

The Company’s use of both models required the use of subjective assumptions:

•        The risk-free interest rate assumption was based on the U.S. Treasury Constant Maturity rate for the expected term of the warrants.

•        The expected term was determined utilizing a probability weighted term input to be consistent with the stock price and volatility inputs which are reflective of the probability of successful merger.

•        The expected volatility assumption was based on the implied volatility solved by calibrating the warrant value output from a Binomial Lattice based model to the publicly observed, traded price on each valuation date. An increase in the expected volatility, in isolation, would result in an increase in the fair value measurement of the warrant liabilities and vice versa.

•        The fair value of one Class A ordinary share is inferred by solving to the publicly-traded stock price.

Based on the applied volatility assumption and the expected term to a business combination noted above, the Company determined that the risk-neutral probability of exceeding the $18.00 redemption value by the start of the exercise period resulted in a nominal difference in value between the Public Warrants and Private Placement Warrants across the valuation dates utilized in the Binomial Lattice-based model. Therefore, the resulting valuations for the Private Placement Warrants and Public Warrants were determined to be within $0.01.

BLUE OCEAN ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS

NOTE 9. FAIR VALUE MEASUREMENTS (cont.)

The following table presents the changes in the fair value of the Company’s financial instruments that are measured at fair value:

Fair value as of January 1, 2022	$12,629,625
Transfer of Public Warrants to Level 3 measurement	(6,356,625)
Change in fair value	(3,228,750)
Fair value as of March 31, 2022	$3,044,250
Change in fair value	(1,845,000)
Fair value as of June 30, 2022	$1,199,250
Change in fair value	(184,500)
Fair value as of September 30, 2022	$1,014,750
Change in fair value	(322,875)
Fair value as of December 31, 2022	$691,875
Change in fair value	139,298
Fair value as of March 31, 2023	$831,173
Change in fair value	(433,575)
Fair value as of June 30, 2023	$397,598
Change in fair value	119,925
Fair value as of September 30, 2023	$517,523
Change in fair value	(333,023)
Fair value as of December 31, 2023	$184,500

NOTE 10. SUBSEQUENT EVENTS

Management of the Company evaluated events that have occurred after the balance sheet date through the date the financial statements were issued. Based upon this review, management did not identify any recognized or non-recognized subsequent events, other than below, that would have required adjustment or disclosure in the financial statements.

In accordance with the Extension Amendment on January 2, 2024 and February 2, 2024 and March 1, 2024 the Company deposited $60,000 into the Trust Account in order to effect the additional one-month extensions, which has extended the deadline to April 7, 2024 to consummate the Business Combination.

On January 8, 2024 and February 6, 2024 the Company made additional draws of $100,000 and $110,000, respectively, on the Working Capital Promissory Note. On January 8, 2024 and February 16, 2024 the Company made additional draws of $49,980 on the TNL Working Capital Note. The funds will be used to finance working capital needs and to fund the required extension payments into the trust account.

BLUE OCEAN ACQUISITION CORP
CONDENSED BALANCE SHEETS

	June 30, 2024	December 31, 2023
	(Unaudited)
Assets
Current Assets:
Cash	$60,159	$61,977
Prepaid expenses and other assets	89,169	66,214
Total current assets	149,328	128,191
Non-current assets
Cash held in trust account	20,811,005	67,214,745
Total assets	$20,960,333	$67,342,936
Liabilities, Redeemable Class A ordinary shares and Shareholders’ Deficit
Current Liabilities:
Accounts payable and accrued expenses	$4,989,007	$2,857,214
Accounts payable – Related Party	290,000	230,000
Promissory note, convertible – Related Party	1,461,675	1,095,833
Promissory note – Related Party	425,306	—
Promissory note	249,906	149,946
Total current liabilities	7,415,894	4,332,993
Accrued offering costs, non-current	806,823	806,823
Warrant liabilities	290,044	374,250
Deferred underwriting fee payable	6,641,250	6,641,250
Total liabilities	15,154,011	12,155,316
Commitments
Class A ordinary shares subject to possible redemption; 1,841,950 and 6,157,215 shares issued and outstanding at redemption value of $11.30 and $10.92 as of June 30, 2024 and December 31, 2023, respectively	20,811,005	67,214,745
Shareholders’ Deficit:
Preferred shares, $0.0001 par value; 1,000,000 shares authorized; none outstanding	—	—
Class A ordinary shares, $0.0001 Par Value; 200,000,000 shares authorized; 4,743,749 and zero shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively (excluding 1,841,950 and 6,157,215 shares subject to possible redemption, respectively)	474	—
Class B ordinary shares, $0.0001 Par Value; 20,000,000 shares authorized; one and 4,743,750 shares issued and outstanding at June 30, 2024 and December 31, 2023, respectively	—	474
Additional paid-in capital	—	—
Accumulated deficit	(15,005,157)	(12,027,599)
Total shareholders’ deficit	(15,004,683)	(12,027,125)
Total Liabilities and Shareholders’ Deficit	$20,960,333	$67,342,936

The accompanying notes are an integral part of the unaudited condensed financial statements.

BLUE OCEAN ACQUISITION CORP
UNAUDITED CONDENSED STATEMENTS OF OPERATIONS

	For The Three Months Ended June 30, 2024	For The Six Months Ended June 30, 2024	For The Three Months Ended June 30, 2023	For The Six Months Ended June 30, 2023
General and administrative expenses	1,712,516	2,697,805	2,298,234	$2,606,637
Loss from operations	(1,712,516)	(2,697,805)	(2,298,234)	(2,606,637)

Other Income (expense):
Interest earned on cash and marketable securities held in Trust Account	711,332	1,588,006	1,740,574	3,878,696
Unrealized gain on marketable securities held in Trust Account	—	—	577,612	670,104
Change in fair value of warrant liabilities	69,236	84,206	879,488	596,929
Interest expense	(31,327)	(33,958)	—	—
Net income (loss)	(963,275)	(1,059,551)	899,440	2,539,092
Weighted average shares outstanding of Class A ordinary shares, subject to possible redemption	4,971,703	5,564,459	18,975,000	18,975,000
Basic and diluted net income (loss) per ordinary share, Class A ordinary shares, subject to possible redemption	(0.10)	(0.10)	0.04	0.11
Weighted average shares outstanding of non-redeemable Class A ordinary shares and Class B ordinary shares	4,743,750	4,743,750	4,743,750	4,743,750
Basic and diluted net income (loss) per ordinary share, non-redeemable Class A ordinary shares and Class B ordinary shares	(0.10)	(0.10)	0.04	0.11

The accompanying notes are an integral part of the unaudited condensed financial statements.

BLUE OCEAN ACQUISITION CORP
UNAUDITED CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Class A Ordinary shares		Class B Ordinary shares		Additional Paid in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – December 31, 2023	—	—	4,743,750	$474	—	$(12,027,599)	$(12,027,125)
Accretion of Class A ordinary shares to redemption value	—	—	—	—	—	(1,056,674)	(1,056,674)
Net loss	—	—	—	—	—	(96,276)	(96,276)
Balance – March 31, 2024	—	—	4,743,750	474	$—	(13,180,549)	(13,180,075)
Accretion of Class A ordinary shares to redemption value						(861,333)	(861,333)
Conversion of Class B Ordinary Shares	4,743,749	474	(4,743,749)	(474)		—	—
Net loss						(963,275)	(963,275)
Balance – June 30, 2024	4,743,749	474	1	$—	$—	$(15,005,157)	$(15,004,683)

BLUE OCEAN ACQUISITION CORP.
UNAUDITED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT
FOR THE SIX MONTHS ENDED JUNE 30, 2023

	Class B Ordinary shares		Additional Paid in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount
Balance – December 31, 2022	4,743,750	$474	—	$(8,675,042)	$(8,674,568)
Accretion of Class A ordinary shares to redemption value	—	—	—	(2,230,614)	(2,230,614)
Net Income	—	—	—	1,639,651	1,639,651
Balance – March 31, 2023	4,743,750	474	—	(9,266,005)	(9,265,531)
Accretion of Class A ordinary shares to redemption value				(1,487,013)	(1,487,013)
Net Income				899,440	899,440
Balance – June 30, 2023	4,743,750	$474	$—	$(9,853,578)	$(9,853,104)

The accompanying notes are an integral part of the unaudited condensed financial statements.

BLUE OCEAN ACQUISITION CORP
UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

	For The Six Months Ended June 30,
	2024	2023
Cash Flow from Operating Activities:
Net income (loss)	$(1,059,551)	$2,539,092
Adjustments to reconcile net income(loss) to net cash used in operating activities:
Interest earned on cash held in Trust Account	(1,588,006)	(3,878,696)
Unrealized gain on marketable securities held in Trust Account	—	(670,104)
Interest expense	33,958	—
Change in fair value of warrant liabilities	(84,206)	(596,929)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(22,955)	86,018
Accounts payable and accrued expenses	2,131,792	1,908,365
Accounts Payable – Related Party	60,000	60,000
Net cash used in operating activities	(528,968)	(552,254)

Cash flows from investing activities:
Cash deposited in Trust Account	(330,000)	—
Cash withdrawn from Trust Account for redemptions	48,321,747	—
Net cash provided by investing activities	47,991,747	—

Cash flows from financing activities:
Proceeds from convertible promissory note payable	331,884	350,000
Proceeds from promissory notes payable	525,266	—
Payments to redeeming shareholders	(48,321,747)	—
Net cash (used in) provided by financing activities	(47,464,597)	350,000
Net change in cash	(1,818)	(202,254)
Cash at the beginning of the period	61,977	627,628
Cash at the end of the period	$60,159	$425,374

Supplemental Disclosure of Non-Cash Investing and Financing Activities:
Conversion of Class B ordinary shares to Class A ordinary shares	4,743,749	$—
Accretion of ordinary shares subject to redemption	$1,918,007	$3,717,482

The accompanying notes are an integral part of the unaudited condensed financial statements.

BLUE OCEAN ACQUISITION CORP
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Blue Ocean Acquisition Corp (the “Company”) is a blank check company incorporated in the Cayman Islands on March 26, 2021. The Company was formed for the purpose of effectuating a merger, capital share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses (the “Business Combination”). The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

On June 6, 2023, the Company entered into an agreement and plan of merger (the “Original Merger Agreement”) with TNL Mediagene (formerly, “The News Lens Co., Ltd.”), a Cayman Islands exempted company and TNLMG (formerly “TNL Mediagene”), a Cayman Islands exempted company and wholly owned subsidiary of TNL Mediagene (“Merger Sub”), as amended by the Amendment to the Agreement and Plan of Merger, dated as of May 29, 2024 (the “Amendment” and together with the Original Merger Agreement, the “Merger Agreement”). On the terms and subject to the conditions set forth in the Merger Agreement, the parties thereto will enter into a business combination transaction pursuant to which, among other things, Merger Sub will merge with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of TNL Mediagene (the “Merger”).

As of June 30, 2024, the Company had not yet commenced any operations. All activity through June 30, 2024, relates to the Company’s formation and the initial public offering (the “Public Offering”) which is described below, and subsequent to the Public Offering, identifying a target for a Business Combination, including the negotiation of the Merger Agreement. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company has selected December 31 as its fiscal year end.

The registration statement for the Company’s Public Offering was declared effective on December 6, 2021 (the “Effective Date”). On December 7, 2021, the Company consummated the Public Offering of 16,500,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units offered, the “Public Shares”), generating gross proceeds of $165,000,000 which is described in Note 3. Each Unit consists of one Class A ordinary share of the Company and one-half of one redeemable warrant (the “Public Warrants”). On December 9, 2021, the underwriters fully exercised the over-allotment option and purchased 2,475,000 units (the “Over-Allotment Option Units”) at a price of $10.00 per Over-Allotment Option Unit, generating gross proceeds of $24,750,000.

Simultaneously with the closing of the Public Offering, the Company consummated the sale of 8,235,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant that closed in a private placement to Blue Ocean Sponsor LLC (the “Sponsor”) and Apollo SPAC Fund I, L.P. (“Apollo” or “Anchor Investor”) simultaneously with the closing of the Public Offering (see Note 4). On December 9, 2021, the Company consummated the sale of additional 990,000 Private Placement Warrants (the “Additional Private Placement Warrants”) with the Sponsor at a price of $1.00 per Private Placement Warrant, generating total proceeds of $990,000.

Transaction costs amounted to $12,517,335, consisting of $3,795,000 in cash underwriting fees, $6,641,250 of deferred underwriting fees, $1,248,100 of offering costs related to the fair value of the Founder Shares sold to Anchor Investor, and $832,985 of other offering costs.

Following the closing of the Public Offering, the sale of the Private Placement Warrants, the sale of the Over-Allotment Option Units and the sale of the Additional Private Placement Shares, an amount of $193,545,000 ($10.20 per Public Unit) was placed in a trust account (the “Trust Account”), located in the United States and will be invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds held in the Trust Account, as described below.

BLUE OCEAN ACQUISITION CORP
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

Extraordinary General Meeting and Redemption of Class A Shares

On August 29, 2023, shareholders of the Company held an extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) in lieu of the 2023 annual general meeting of the shareholders of the Company. At the Extraordinary General Meeting, the Company’s shareholders approved the proposal to amend the Company’s Amended and Restated Memorandum and Articles of Association to give the Company the right to extend the date by which it has to consummate a business combination from September 7, 2023 to June 7, 2024, by depositing into the Trust Account $60,000 for each of the nine subsequent one-month extensions. In connection therewith the shareholders of record were provided the opportunity to exercise their redemption rights (the “Extension Amendment”). Holders of 12,817,785 Class A ordinary shares exercised their right to redemption at a per share redemption price of approximately $10.67. On September 5, 2023, a total of $136,786,445 in redemption payments were made in connection with this redemption. Following the redemption, the Company had a total of 6,157,215 Class A ordinary shares outstanding.

On May 29, 2024, shareholders of the Company held an Extraordinary General Meeting of shareholders in lieu of the 2024 annual general meeting of the shareholders of the company (the “Second Extension Meeting”). At the Second Extension Meeting, the Company’s shareholders approved the proposal to amend the Company’s Amended and Restated Memorandum and Articles of Association to give the Company the right to further extend the date by which it has to consummate a business combination from June 7, 2024 to December 7, 2024, by depositing into the Trust Account $30,000 for each of the six subsequent one-month extensions. In connection therewith the shareholders of record were provided the opportunity to exercise their redemption rights (the “Second Extension Amendment”). Holders of 4,315,265 Class A ordinary shares exercised their right to redemption at a per share redemption price of approximately $11.20. On June 3, 2024, a total of $48,321,747 in redemption payments were made in connection with this redemption. Following the redemption, the Company had a total of 1,841,950 Class A ordinary shares outstanding.

On January 24, 2024, the SEC issued final rules (the “SPAC Rules”) relating to, among other things, disclosures in business combination transactions between special purpose acquisition companies (“SPACs”) such as us and private operating companies; the condensed financial statement requirements applicable to transactions involving shell companies; and the use of projections by SPACs in SEC filings in connection with proposed business combination transactions. In connection with the issuance of the SPAC Rules, the SEC also issued guidance (the “SPAC Guidance”) regarding the potential liability of certain participants in proposed business combination transactions and the extent to which SPACs could become subject to regulation under the Investment Company Act of 1940, as amended (“Investment Company Act”) based on certain facts and circumstances such as duration, asset composition, sources of income, business purpose and activities of the SPAC and its management team in furtherance of such goals.

To mitigate the risk of us being deemed to be an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, in November 2023, the Company instructed Continental Stock Transfer & Trust Company, the trustee with respect to the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter deposited the cash from the liquidation of the trust assets into an interest-bearing demand deposit account until the earlier of the consummation of the initial Business Combination or the Company’s liquidation, with Continental Stock Transfer & Trust Company continuing to act as trustee. As a result, following such liquidation, we would receive minimal interest, if any, on the funds held in the trust account, which would reduce the dollar amount our public shareholders would receive upon any redemption or liquidation of the Company.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. NASDAQ rules provide that the Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (less any deferred underwriting commissions and taxes payable

BLUE OCEAN ACQUISITION CORP
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

on interest earned on the Trust Account) at the time of the signing a definitive agreement to enter a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its holders of the outstanding Public Shares (the “public shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. In connection with a proposed Business Combination, the Company may seek shareholder approval of a Business Combination at a meeting called for such purpose at which shareholders may seek to redeem their shares, regardless of whether they vote for or against a Business Combination. The Company will proceed with a Business Combination only if TNL Mediagene has net tangible assets of at least $5,000,001 either immediately prior to or upon such consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination.

Notwithstanding the foregoing, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s Memorandum and Articles of Association provides that, a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from seeking redemption rights with respect to 15% or more of the Public Shares without the Company’s prior written consent.

The public shareholders will be entitled to redeem their shares for a pro rata portion of the amount then in the Trust Account (initially $10.20 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to shareholders who redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter (as discussed in Note 7). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. These Class A ordinary shares are recorded at a redemption value and classified as temporary equity in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity” (“ASC 480”).

If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Memorandum and Articles of Association, offer such redemption pursuant to the tender offer rules of the Securities and Exchange Commission (the “SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination.

The Company’s Sponsor and Apollo have agreed (a) to vote their Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Public Offering in favor of a Business Combination, (b) not to propose an amendment to the Company’s Memorandum and Articles of Association with respect to the Company’s pre-Business Combination activities prior to the consummation of a Business Combination unless the Company provides dissenting Public Shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment; (c) not to redeem any shares (including the Founder Shares) into the right to receive cash from the Trust Account in connection with a shareholder vote to approve a Business Combination (or to sell any shares in a tender offer in connection with a Business Combination if the Company does not seek shareholder approval in connection therewith) or a vote to amend the provisions of the Amended and Restated Memorandum and Articles of Association relating to shareholders’ rights of pre-Business Combination activity and (d) that the Founder Shares shall not participate in any liquidating distributions upon winding up if a Business Combination is not consummated. However, the Sponsor and Apollo will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares purchased during or after the Public Offering if the Company fails to complete its Business Combination.

BLUE OCEAN ACQUISITION CORP
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the Company’s board of directors, proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of applicable law.

The underwriter has agreed to waive its rights to the deferred underwriting commission held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Public Offering price per Unit ($10.00).

The Sponsor and Apollo have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares and Private Placement Warrants it will receive if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor, Apollo or any of their respective affiliates acquire Public Shares, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period.

In order to protect the amounts held in the trust, the Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.20 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the day of liquidation of the Trust Account, if less than $10.20 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriter of Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy their indemnity obligations and believe that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure its shareholders that the Sponsor would be able to satisfy those obligations. None of the Company’s officers or directors will indemnify the Company for claims by third parties including, without limitation, claims by vendors and prospective target businesses. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Business Combination

On June 6, 2023, the Company entered into an agreement and plan of merger (the “Original Merger Agreement”) with TNL Mediagene (formerly “The News Lens Co., Ltd.”) a Cayman Islands exempted company and TNLMG (formerly “TNL Mediagene”), a Cayman Islands exempted company and wholly owned subsidiary of TNL Mediagene (“Merger Sub”), as amended by the Amendment to the Agreement and Plan of Merger dated as of May 29, 2024 (the “Amendment” and together with the Original Merger Agreement, the “Merger Agreement”).

BLUE OCEAN ACQUISITION CORP
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

On the terms and subject to the conditions set forth in the Merger Agreement, the parties thereto will enter into a business combination transaction pursuant to which, among other things, Merger Sub will merge with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of TNL Mediagene (the “Merger”).

At the closing of the Transactions (the “Closing”), by virtue of the Merger, the outstanding shares and warrants will be canceled and converted into the right to receive equivalent shares and warrants of TNL Mediagene, and TNL Mediagene is expected to be the publicly traded company with its ordinary shares and warrants listed on The Nasdaq Stock Market LLC (“Nasdaq”).

On May 29, 2024, the Company, TNL Mediagene and Merger Sub executed the Amendment to the Merger Agreement to extend the date to complete the Merger from June 7, 2024 to December 7, 2024.

Liquidity, Capital Resources and Going Concern

As of June 30, 2024 and December 31, 2023, the Company had $60,159 and $61,977 in its operating bank account, respectively, and had a working capital deficiency of $7,266,566 and $4,204,802, respectively.

The Company’s liquidity needs to date have been satisfied through a payment of $25,000 from the Sponsor to purchase the Founder Shares, an initial loan of $165,340 from the Sponsor, and the proceeds from the consummation of the Private Placement not held in the Trust Account of $2.2 million. The Company repaid the initial loan from the Sponsor in full on December 6, 2021. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (as defined in Note 5). As of June 30, 2024 and December 31, 2023, there were no amounts outstanding under any Working Capital Loans.

On June 20, 2023, the Company entered into a Promissory Note, (as defined in Note 5) with the Sponsor pursuant to which the Sponsor agreed to loan the Company up to an aggregate principal amount of up to $1,500,000. The Promissory Note is payable on the earlier of the date on which the Company consummates a Business Combination or June 7, 2024. On May 30, 2024, the Promissory Note was amended to extend the maturity date to December 7, 2024. Upon the consummation of the Business Combination, the Sponsor will have the option, but not the obligation, to convert the entire principal balance of the Promissory Note, in whole or in part, into private placement warrants of the post-business combination entity at a price of $1.00 per warrant. The terms of such private placement warrants (if issued) will be identical to the terms of the private placement warrants issued by the Company in connection with the IPO. The Promissory Note is subject to customary events of default, the occurrence of any of which automatically triggers the unpaid principal and interest balance of the Promissory Note and all other sums payable with regard to the Sponsor Note becoming immediately due and payable. As of June 30, 2024 and December 31, 2023, the outstanding principal balance including interest under the Promissory Note amounted to an aggregate of $1,461,675 and 1,095,833, respectively.

On August 3, 2023, the Company issued an unsecured promissory note to TNL Mediagene with a principal amount available of up to $400,000, which was later amended and restated on July 15, 2024 to increase the aggregate principal amount available for drawdowns to up to $650,000 (as amended and restated, the “TNL Working Capital Note”). Borrowings under the TNL Working Capital Note are available on a monthly basis in increments of at least $25,000 and no more than $32,000 for any individual month and for any earlier individual months in which no borrowings were requested during the term of the TNL Working Capital Note. For the avoidance of doubt, requests by the Company to TNL Mediagene for borrowings under the TNL Mediagene Working Capital Note corresponding to months in which the Company did not previously request any borrowings are permitted to exceed $32,000 in aggregate. The monthly borrowings will be available until the earlier of (i) December 7, 2024, (ii) the date of consummation of the Merger, (iii) termination of the Merger Agreement and (iv) termination of the note by TNL Mediagene upon thirty days written notice by the Company. The TNL Working Capital Note is a non-interest bearing, unsecured promissory note that will not be repaid in the event that the Merger Agreement is terminated prior to consummation of the Business Combination. The TNL Working Capital Note will be paid on the date on which the Company consummates the transactions contemplated by the Merger Agreement. The TNL Working

BLUE OCEAN ACQUISITION CORP
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

Capital Note is subject to events of default, the occurrence of any of which automatically triggers the unpaid principal and interest balance of the Promissory Note and all other sums payable with regard to the Sponsor Note becoming immediately due and payable. As of June 30, 2024 and December 31, 2023, the outstanding principal balance under the TNL Working Capital Note amounted to an aggregate of $249,906 and $149,946, respectively.

On April 5, 2024, the Company entered into a promissory note with the Sponsor pursuant to which the Sponsor agreed to loan the Company a principal amount of up to $750,000 (the “Sponsor Promissory Note”). The Sponsor Promissory Note is a non-interest bearing, unsecured promissory note which may be drawn down by the Company from time to time to be used for costs and expenses related to the Company’s initial merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination involving the Company and one or more businesses or entities. Pursuant to the terms of the Sponsor Promissory Note, if the Business Combination is not consummated, the Sponsor Promissory Note will be repaid solely to the extent that the Company has funds available to it outside of its Trust Account, and that all other amounts will be contributed to capital, forfeited, eliminated or otherwise forgiven. The Sponsor Promissory Note is subject to events of default, the occurrence of any of which automatically triggers the unpaid principal of the Sponsor Promissory Note and all other sums payable with regard to the Sponsor Note becoming immediately due and payable. As of June 30, 2024, the outstanding principal balance under the Sponsor Promissory Note amounted to an aggregate of $425,306.

In accordance with the Extension Amendment, on January 2, 2024, February 2, 2024, March 1, 2024, April 1, 2024 and May 1, 2024, the Company deposited $60,000 into the Trust Account in order to effect additional one month extensions, which extended the deadline to June 7, 2024 to consummate the Business Combination. In accordance with the Second Extension Amendment, on June 3, 2024, July 24, 2024 and August 1, 2024, the Company deposited $30,000 into the Trust account, which extended the deadline to September 7, 2024.

Based on the foregoing, management believes that the Company will have sufficient working capital and borrowing capacity from TNL Mediagene, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors to meet its needs through the consummation of a Business Combination. Over this time period, the Company will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

The provisions of FASB ASC Topic 205-40, Presentation of Financial Statements — Going Concern, requires management to assess an entity’s ability to continue as a going concern within one year of the date the financial statements are issued. The Company has until December 7, 2024, to consummate a Business Combination. It is uncertain that the Company will be able to consummate a Business Combination by the specified period. If a Business Combination is not consummated by December 7, 2024, there will be a mandatory liquidation and subsequent dissolution

The Company’s evaluation of its liquidity condition and the date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern through December 7, 2024. These condensed financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Risks and Uncertainties

Management is currently evaluating the impact of rising interest rates, inflation, the Russia-Ukraine war and the conflict in Israel and Palestine on the industry and has concluded that while it is reasonably possible that any of these could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these unaudited condensed financial statements. The unaudited condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.

BLUE OCEAN ACQUISITION CORP
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

Inflation Reduction Act of 2022

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. Because we may acquire a domestic corporation or engage in a transaction in which a domestic corporation becomes our parent or our affiliate and our securities trade on US stock exchange, we may become a “covered corporation” within the meaning of the IR Act. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Current Report on Form 10-K, as filed with the SEC on March 21, 2024. The interim results for the six months ended June 30, 2024 are not necessarily indicative of the results to be expected for the year ending December 31, 2024 or for any future interim periods.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and

BLUE OCEAN ACQUISITION CORP
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Cash Held in Trust Account

At June 30, 2024 and December 31, 2023, all of the assets held in the Trust Account were held in a demand deposit account. Prior to November 2023, the Trust Account was invested in marketable securities and money market funds.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $60,159 and $61,977 in cash held in its operating account as of June 30, 2024, and December 31, 2023, respectively. The Company did not have any cash equivalents as of June 30, 2024, and December 31, 2023.

Income Taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of June 30, 2024 and December 31, 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

BLUE OCEAN ACQUISITION CORP
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures,” (“ASC 820”) approximates the carrying amounts represented in the condensed balance sheets, primarily due to their short-term nature.

Fair Value Measurements

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities).

The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3: Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

BLUE OCEAN ACQUISITION CORP
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Warrant Liabilities

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480 and ASC 815. The assessment considers whether the warrants are freestanding financial instruments, meet the definition of a liability, and whether the warrants meet all of the requirements for equity classification, including whether the warrants are indexed to the Company’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statement of operations.

The Company evaluated the Public Warrants (as defined in Note 7) and the Private Placement Warrants (collectively, the “Warrants”) in accordance with ASC 815, and concluded that a provision in the warrant agreement, dated December 2, 2021 (the “Warrant Agreement”) related to certain tender or exchange offers precludes the Warrants from being accounted for as components of equity. As the Warrants meet the definition of a derivative as contemplated in ASC 815, the Warrants are recorded as derivative liabilities on the condensed balance sheets and measured at fair value at inception (on the date of the IPO) and at each reporting date in accordance with ASC 820 with changes in fair value recognized in the condensed statement of operations in the period of change.

Offering Costs Associated with the Public Offering

The Company complies with the requirements of ASC 340-10-S99-1, SEC Staff Accounting bulletin Topic 5A — “Expenses of Offering”, and SEC Staff Accounting bulletin Topic 5T — “Accounting for Expenses or Liabilities Paid by Principal Stockholder(s)”. Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the IPO. Offering costs directly attributable to the issuance of an equity contract to be classified in equity are recorded as a reduction of equity. Offering costs for equity contracts that are classified as assets and liabilities are expensed immediately. The Company incurred offering costs amounting to $12,517,335 as a result of the Public Offering (consisting of $3,795,000 of underwriting fees, $6,641,250 of deferred underwriting fees, $1,248,100 for the excess fair value of Founder Shares attributable to the Anchor Investor, and $832,985 of other offering costs). The Company recorded $10,788,729 of offering costs as a reduction of equity in connection with the Class A ordinary shares included in the Units. The Company immediately expensed $480,506 of offering costs in connection with the Warrants that were classified as liabilities.

Class A Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC 480. Ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, Class A ordinary shares subject to possible redemption is presented as temporary equity, outside of the shareholders’ deficit section of the Company’s condensed balance sheets.

BLUE OCEAN ACQUISITION CORP
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

As of June 30, 2024 and December 31, 2023, the amount of Class A ordinary shares reflected on the balance sheet are reconciled in the following table:

Class A ordinary shares subject to possible redemption as of December 31, 2022	$196,226,283
Plus
Adjust carrying value to initial redemption value	7,774,907
Less
Shares redeemed in September 2023	(136,786,445)
Class A ordinary shares subject to possible redemption as of December 31, 2023	$67,214,745
Plus
Adjust carrying value to initial redemption value	1,056,674
Less
Class A ordinary shares subject to possible redemption as of March 31, 2024	68,271,419
Plus
Adjust carrying value to initial redemption value	861,333
Less
Shares redeemed in June 2024	(48,321,747)
Class A ordinary shares subject to possible redemption as of June 30, 2024	$20,811,005

Net Income (loss) Per Ordinary Share

Basic income (loss) per ordinary share is computed by dividing net income applicable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Consistent with ASC 480, ordinary shares subject to possible redemption, as well as their pro rata share of undistributed trust earnings consistent with the two-class method, have been excluded from the calculation of income per ordinary share for the six months ended June 30, 2024. Such shares, if redeemed, only participate in their pro rata share of trust earnings. Diluted income per share includes the incremental number of ordinary shares to be issued to settle warrants, as calculated for the six months ended June 30, 2024. The Company did not have any dilutive warrants, securities or other contracts that could potentially be exercised or converted into ordinary shares. As a result, diluted income per ordinary share is the same as income (loss) per ordinary share for all periods presented.

A reconciliation of net income (loss) per ordinary share is as follows:

	For the Three Months ended June 30, 2024		For the Three Months ended June 30, 2023
	Class A – Subject to Redemption	Class A and Class B – non-Redeemable	Class A – Subject to Redemption	Class B
EPS
Numerator: Net Income (Loss)
Allocation of net income (loss)	$(492,938)	$(470,337)	$719,552	$179,888
Denominator: Weighted Average share
Basic and diluted weighted average shares outstanding	4,971,703	4,743,750	18,975,000	4,743,750
Basic and diluted net income (loss) per ordinary share	$(0.10)	$(0.10)	$0.04	$0.04

BLUE OCEAN ACQUISITION CORP
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

	For the Six Months ended June 30, 2024		For the Six Months ended June 30, 2023
	Class A – Subject to Redemption	Class A and Class B – Non-redeemable	Class A – Subject to Redemption	Class B
EPS
Numerator: Net Income (Loss)
Allocation of net income (loss)	$(571,955)	$(487,596)	$2,031,274	$507,818
Denominator: Weighted Average share
Basic and diluted weighted average shares outstanding	5,564,459	4,743,750	18,975,000	4,743,750
Basic and diluted net income (loss) per ordinary share	$(0.10)	$(0.10)	$0.11	$0.11

The Class A ordinary shares issued upon conversion of the founder Class B ordinary shares are non-redeemable (see Note 8).

Stock Compensation Expense

The Company accounts for stock-based compensation expense in accordance with ASC 718, “Compensation — Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date and recognized over the requisite service period. To the extent a stock-based award is subject to a performance condition, the amount of expense recorded in a given period, if any, reflects an assessment of the probability of achieving such performance condition, with compensation recognized once the event is deemed probable to occur. Forfeitures are recognized as incurred. The Company has not recognized any stock-based compensation expense during the three and six months ended June 30, 2024 and 2023.

Accounting Standards Recently Implemented

In August 2020, the FASB issued ASU No. 2020-06 Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The ASU is part of the FASB’s simplification initiative, which aims to reduce unnecessary complexity in GAAP. The ASU’s amendments are effective for smaller reporting companies for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The Company adopted ASU 2020-06 on January 1, 2024. The Company’s management does not believe that the adoption of ASU 2020-06 had a material impact on the Company’s unaudited condensed financial statements and disclosures.

Recently Issued Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

BLUE OCEAN ACQUISITION CORP
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 3. PUBLIC OFFERING

Pursuant to the Public Offering, the Company sold 16,500,000 Units at $10.00 per Unit. On December 9, 2021, the underwriters fully exercised the over-allotment option and purchased 2,475,000 Units at a price of $10.00 per Unit, generating gross proceeds of $24,750,000. Each Unit consists of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant. Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per whole share (see Note 7).

An Anchor Investor unaffiliated with any member of our management team purchased an aggregate of 1,895,602 of the Units sold in the Public Offering. These Units purchased by Apollo in this offering are not subject to any agreements restricting their transfer. Further, Apollo purchased 175,000 founder shares at $0.0058 per share.

The Company considers the excess fair value of the Founder Shares issued to the Anchor Investor above the purchase price as offering costs and will reduce the gross proceeds by this amount. The Company has valued the excess fair value over consideration of the founder shares offered to the Anchor Investor at $1,248,100. The excess of the fair value over consideration of the Founder Shares was determined to be an offering cost in accordance with Staff Accounting Bulletin Topic 5A and 5T and were allocated to shareholders’ equity and expenses upon the completion of the Public Offering.

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of Public Offering, the Sponsor and Anchor Investor purchased an aggregate of 8,235,000 Private Placement Warrants at a price of $1.00 per warrant. On December 9, 2021, the Company consummated the sale of additional 990,000 Private Placement Warrants with the Sponsor at a price of $1.00 per Private Placement Warrant, generating total proceeds of $990,000.

Each Private Placement Warrant is identical to the warrants offered in the Public Offering, except there is no redemption rights or liquidating distributions from the trust account with respect to Private Placement Warrants, which will expire worthless if we do not consummate a Business Combination within the Combination Period. A portion of the proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the Public Offering held in the Trust Account.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On March 26, 2021, the Company issued an aggregate of 4,312,500 Class B ordinary shares (the “Founder Shares”) to the Sponsor for an aggregate purchase price of $25,000. On December 2, 2021, the Company effected a share capitalization of an additional 431,250 Class B ordinary shares, resulting in an aggregate of 4,743,750 Class B ordinary shares outstanding. All share and per-share amounts have been retroactively restated to reflect the share capitalization.On June 21, 2024, the Company issued an aggregate of 4,353,749 Class A ordinary shares to the Sponsor upon the conversion of an equal number of Class B ordinary shares and an aggregate of 390,000 Class A ordinary shares to Norman Pearlstine, Joel Motley, Matt Goldberg, Priscilla Han, Apollo Credit Strategies Master Fund Ltd. and other holders of the Company’s Class B ordinary shares upon the conversion of an equal number of Class B ordinary shares. The Class A ordinary shares issued in connection with the Conversion are subject to the same restrictions applicable to the Class B ordinary shares prior to the Conversion, including, among other things, certain transfer restrictions, waiver of redemption rights and the obligation to vote in favor of an initial business combination. Following the Conversion, the Company had a total of 6,585,699 Class A ordinary shares outstanding, of which 1,841,950 were redeemable Class A ordinary shares, and one Class B ordinary share outstanding.

The Sponsor and Anchor Investor have agreed not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination or (B) subsequent to our initial Business Combination (x) if the last reported sale price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations,

BLUE OCEAN ACQUISITION CORP
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial Business Combination or (y) the date on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of our Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property.

The Anchor Investor has not been granted any shareholder or other rights in addition to those afforded to the Company’s other public shareholders. Further, the Anchor Investor is not required to (i) hold any Units, Class A ordinary shares or warrants purchased in the Public Offering or thereafter for any amount of time, (ii) vote any Class A ordinary shares they may own at the applicable time in favor of the Business Combination or (iii) refrain from exercising their right to redeem their public shares at the time of the Business Combination. The Anchor Investor has the same rights to the funds held in the Trust Account with respect to the Class A ordinary shares underlying the Units they purchased in the Public Offering as the rights afforded to the Company’s other public shareholders.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Company’s Sponsor, an affiliate of the Sponsor, or the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of notes may be converted upon consummation of a Business Combination into warrants at a price of $1.00 per warrant. The warrants will be identical to the Private Placement Warrants. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. There are no Working Capital Loans outstanding as of June 30, 2024 and December 31, 2023.

Convertible Promissory Note

On June 20, 2023, the Company issued an unsecured convertible promissory note (the “ Promissory Note”) to the Sponsor for borrowings from time to time of up to an aggregate of $1,500,000 which may be drawn by the Company to finance costs incurred in connection with a potential initial business combination and for working capital purposes and/or to finance monthly deposits into the Trust Account for each public share that is not redeemed in connection with the extension of the Company’s termination date from September 7, 2023 to June 7, 2024. On May 30, 2024, in connection with the extension of the date by which the Company must consummate a business combination from July 7, 2024, to December 7, 2024, the Promissory Note was amended to provide for payment on the earlier of the date on which the Company consummates a Business Combination or December 7, 2024. The Promissory Note is interest bearing, at the applicable federal interest rate, compounded per annum, and is payable on the earlier of (i) December 7, 2024; (ii) the date on which the Company consummates a Business Combination or (iii) the Company liquidates the Trust Account upon the failure to consummate an initial business combination within the requisite time period. Upon consummation of the Company’s initial business combination, the Promissory Note may be converted, at the Sponsor’s discretion, into private placement warrants at a price of $1.00 per warrant. The warrants will be identical to the Private Placement Warrants. As of June 30, 2024 and December 31, 2023, the outstanding principal balance including interest under the Promissory Note amounted to an aggregate of $1,461,675 and $1,095,833, respectively. Interest expense amounted to $31,327 and $33,958 for the three and six months ended June 30, 2024. There was no interest incurred during the three and six months ended June 30, 2023.

Sponsor Promissory Note

On April 5, 2024, the Company entered into a promissory note with the Sponsor pursuant to which the Sponsor agreed to loan the Company a principal amount equal to $750,000 (the “Sponsor Promissory Note”). The Sponsor Promissory Note is a non-interest bearing, unsecured promissory note which may be drawn down by

BLUE OCEAN ACQUISITION CORP
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

the Company from time to time to be used for costs and expenses related to the Company’s initial merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination involving the Company and one or more businesses or entities. Pursuant to the terms of the Sponsor Promissory Note, if the Business Combination is not consummated, the Sponsor Promissory Note will be repaid solely to the extent that the Company has funds available to it outside of its Trust Account, and that all other amounts will be contributed to capital, forfeited, eliminated or otherwise forgiven or eliminated. The Sponsor Promissory Note is subject to events of default, the occurrence of any of which automatically triggers the unpaid principal of the Sponsor Promissory Note and all other sums payable with regard to the Sponsor Note becoming immediately due and payable. As of June 30, 2024, the outstanding principal balance under the Sponsor Promissory Note amounted to $425,306.

Administrative Support Agreement

On December 2, 2021, the Company entered into an administrative support agreement with the Sponsor pursuant to which, until the Company’s initial business combination or liquidation, the Company may reimburse an affiliate of the Sponsor up to an amount of $10,000 per month for office space and secretarial and administrative support (the “Administrative Support Agreement”). The Company recognized $30,000 and $60,000 of expense, for each of the three- and six month periods ended June 30, 2024 and 2023, respectively, which are included in “General and administrative expenses” in the accompanying condensed statements of operations. At June 30, 2024 and December 31, 2023 a total of $290,000 and $230,000, respectively are included in “Accounts payable and accrued expenses”.

Consulting Agreements

The Company and Mr. Leggett entered into a consulting agreement on October 11, 2022, as amended July 31, 2023 (the “Leggett Consulting Agreement”). Under the Leggett Consulting Agreement, Mr. Leggett is entitled to $20,000 per month for certain services Mr. Leggett provides to the Company and its affiliates. Mr. Leggett is separately entitled under the Leggett Consulting Agreement to a success bonus of $250,000 to be paid within 10 business days of the close of the business combination, subject to a reduction by $17,500 for each month in which the Company pays Mr. Leggett a consulting service fee under the Leggett Consulting Agreement. The Company and Mr. Lasov entered into a consulting agreement on November 22, 2022, as amended July 31, 2023 (the “Lasov Consulting Agreement”). Under the Lasov Consulting Agreement, Mr. Lasov is entitled to $32,500 per month for certain services Mr. Lasov provides to the Company and its affiliates. Mr. Lasov is separately entitled under the Lasov Consulting Agreement to a success bonus of $150,000 to be paid within 10 business days of the close of the business combination, subject to a reduction by the amount of each consulting service fee paid to Mr. Lasov by the Company under the Lasov Consulting Agreement. Mr. Lasov has agreed that as of February 1, 2024, he will not be invoicing the Company for services performed under the Lasov Consulting Agreement with the Company. Mr. Leggett has agreed that as of April 1, 2024, he will reduce his monthly service fee under the Leggett Consulting Agreement to $5,000. The Company recognized an aggregate expense of $112,500 and $270,000, respectively, for the three and six months ended June 30, 2024, which are included in “General and administrative” expenses in the accompanying condensed statements of operations. The aggregate amount due of $167,500 and $52,500 are included in “Accounts payable and accrued expenses” on the accompanying condensed balance sheets at June 30, 2024 and December 31, 2023, respectively.

There were no consulting fees incurred during the three and six months ended June 30, 2023, related to these consulting agreements.

As of June 30, 2024, the Company is no longer obligated to pay a success bonus upon the consummation of a business combination, as the amounts previously expensed under these agreements have exceeded the bonus amounts.

BLUE OCEAN ACQUISITION CORP
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 6. COMMITMENTS AND CONTINGENCIES

Registration Rights

The holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of the Working Capital Loans (and in each case holders of their component securities, as applicable) are entitled to registration rights pursuant to the Registration Rights Agreement, effective December 2, 2021, which requires the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to our Class A ordinary shares). The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriter’s Agreement

The Company paid a cash underwriting discount of 2.00% of the gross proceeds of the Public Offering, or $3,795,000 due to the exercise of the over-allotment option in full. In addition, the underwriter is entitled to a deferred fee of three and a half percent (3.50%) of the gross proceeds of the Public Offering, or $6,641,250. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement. The underwriter has reimbursed the Company for $550,000 for offering expenses. The reimbursement of these costs has been accounted for as a reduction to offering costs of the Public Offering.

NOTE 7. WARRANTS

The Company accounted for the 18,712,500 warrants issued in connection with the Public Offering (the 9,487,500 Public Warrants and the 9,225,000 Private Placement Warrants) in accordance with the guidance contained in ASC 815. Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant much be recorded as a liability. Accordingly, the Company has classified each warrant as a liability at its fair value. This liability is subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liability will be adjusted to fair value, with the change in fair value recognized in the Company’s statement of operations.

Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable 30 days after the consummation of a Business Combination. The Public Warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the Public Warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No Public Warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their Public Warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available.

The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of a Business Combination, it will use its best efforts to file with the SEC a registration statement registering the issuance, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the Public Warrants. The Company will use its best efforts to file with the SEC a registration statement covering the Class A ordinary

BLUE OCEAN ACQUISITION CORP
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 7. WARRANTS (cont.)

shares issuable upon exercise of the warrants, to cause such registration statement to become effective and to maintain a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed, as specified in the Warrant Agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th business day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00.

Once the warrants become exercisable, the Company may redeem the Warrants for redemption:

•        in whole and not in part;

•        at a price of $0.01 per Public Warrant;

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder and

•        if, and only if, the reported last sale price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described) for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the warrants as described above unless an effective registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period. If and when the warrants become redeemable by us, the Company may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00.

Once the Warrants become exercisable, the Company may redeem the Warrants for redemption:

•        in whole and not in part;

•        at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table based on the redemption date and the “fair market value” of our Class A ordinary shares;

•        if, and only if, the Reference Value (as defined above under “Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00”) equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant); and

•        if the Reference Value is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant), the Private Placement Warrants must also concurrently be called for redemption on the same terms as the outstanding Public Warrants, as described above.

BLUE OCEAN ACQUISITION CORP
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 7. WARRANTS (cont.)

If and when the Public Warrants become redeemable by the Company, the Company may not exercise its redemption right if the issuance of shares of ordinary shares upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or the Company is unable to effect such registration or qualification.

The exercise price and number of Class A ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, or recapitalization, reorganization, merger or consolidation. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless. If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the Warrant Agreement. The exercise price and number of shares of ordinary shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such warrants. Accordingly, the warrants may expire worthless.

In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of its initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A ordinary shares (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Company’s initial Business Combination on the date of the consummation of such initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the greater of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants included in the Units sold in the Public Offering, except that the Private Placement Warrants and the shares of ordinary shares issuable upon the exercise of the Private Placement Warrants are not transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants are exercisable on a cashless basis and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

BLUE OCEAN ACQUISITION CORP
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 8. SHAREHOLDERS’ DEFICIT

Preferred Shares — The Company is authorized to issue 1,000,000 shares of $0.0001 par value, preferred shares. On June 30, 2024 and December 31, 2023, there were no preferred shares issued or outstanding.

Class A Ordinary shares — The Company is authorized to issue up to 200,000,000 Class A, $0.0001 par value, ordinary shares. Holders of the Company’s ordinary shares are entitled to one vote for each share.

Class B Ordinary shares — The Company is authorized to issue up to 20,000,000 Class B, $0.0001 par value, ordinary shares. Holders of the Company’s ordinary shares are entitled to one vote for each share. On December 2, 2021, the Company effected a share capitalization of an additional 431,250 Class B ordinary shares, resulting in an aggregate of 4,743,750 Class B ordinary shares outstanding.

Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all other matters submitted to a vote of shareholders, except as required by law; provided that only holders of Class B ordinary shares have the right to vote for the election of directors prior to the Company’s initial Business Combination.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the initial Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts issued and related to the closing of the initial Business Combination, the ratio at which the Class B ordinary shares will convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the issued and outstanding Class B ordinary shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of all shares issued and outstanding plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the initial Business Combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination. The term “equity-linked securities” refers to any debt or equity securities that are convertible, exercisable or exchangeable for the Company’s Class A ordinary shares issued in a financing transaction in connection with the initial business combination, including but not limited to a private placement of equity or debt.

On June 21, 2024, pursuant to the terms of the Amended and Restated Memorandum and Articles of Association of the Company, the Sponsor and certain directors, of the Company elected to convert an aggregate of 4,353,749 and 390,000, respectively, of outstanding Class B ordinary shares, par value $0.0001 per share on a one-for-one basis into non-redeemable Class A ordinary shares, par value $0.0001 per share of the Company, with immediate effect. The non-redeemable Class A Ordinary Shares issued in connection with the conversion are subject to the same restrictions as applied to the Class B ordinary shares before the conversion, including, and among other things, certain transfer restrictions, waiver of redemption rights and the obligation to vote in favor of a Business Combination as described in the prospectus for the Company’s IPO. The Company modified its balance sheet and statements of shareholders’ equity to reflect the impact of these conversions. Following such conversion, as of June 30, 2024, the Company had an aggregate of 4,743,749 non-redeemable Class A ordinary shares and one Class B ordinary share issued and outstanding.

Pursuant to and concurrently with the Public Offering, the Company sold 18,975,000 Units. In connection with the Extraordinary General Meeting and Second Extension Meeting, the shareholders of record were provided the opportunity to exercise their redemption rights. On June 3, 2024 and September 5, 2023, holders of 4,315,265 and 12,817,785 Class A ordinary shares, respectively, exercised their right to redemption. Following the redemptions, as of June 30, 2024, the Company had a total of 1,841,950 Class A ordinary shares outstanding subject to possible redemption (see Note 2).

BLUE OCEAN ACQUISITION CORP
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 9. FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis on June 30, 2024 and December 31, 2023, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	June 30, 2024	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Cash held in Trust Account	$20,811,005	$20,811,005	$—	$—
Liabilities:
Warrant liabilities – Public Warrants	$147,056	$—	$147,056	$—
Warrant liabilities – Private Placement Warrants	$142,988	$—	$—	$142,988
	December 31, 2023	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Marketable securities held in Trust Account	$67,214,745	$67,214,745	$—	$—
Liabilities:
Warrant liabilities – Public Warrants	$189,750	$—	$189,750	$—
Warrant liabilities – Private Placement Warrants	$184,500	$—	$—	$184,500

The Warrants are accounted for as liabilities in accordance with ASC 815 and are presented within warrant liabilities on the condensed balance sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the condensed statements of operations. Transfers to/from Levels 1, 2 and 3 are recognized at the beginning of the reporting period in which a change in valuation technique or methodology occurs.

The Private Placement Warrants were valued using a Black-Scholes option pricing model, which is considered to be a Level 3 fair value measurement. The key inputs into the Black-Scholes option pricing model for the Private Placement Warrants were as follows as of June 30, 2024:

Input	June 30, 2024	December 31, 2023
Risk-free interest rate	—	—
Expected term (years)	4.5	4.78
Expected volatility	—	—
Exercise price	$11.50	$11.50
Fair value of Class A ordinary shares	$11.16	$10.78

BLUE OCEAN ACQUISITION CORP
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 9. FAIR VALUE MEASUREMENTS (cont.)

The Company’s use of the Black-Scholes option pricing model required the use of subjective assumptions:

•        The risk-free interest rate assumption was based on the U.S. Treasury Constant Maturity rate for the expected term of the warrants.

•        The expected term was determined utilizing a probability weighted term input to be consistent with the stock price and volatility inputs which are reflective of the probability of successful merger.

•        The expected volatility assumption was based on the implied volatility solved by calibrating the warrant value output from a Binomial Lattice based model to the publicly observed, traded price on each valuation date. An increase in the expected volatility, in isolation, would result in an increase in the fair value measurement of the warrant liabilities and vice versa.

•        The fair value of one Class A ordinary share is the publicly-traded stock price.

The following table presents the changes in the fair value of the Company’s Level 3 financial instruments that are measured at fair value:

Fair value as of December 31, 2022	$691,875
Change in fair value	139,298
Fair value as of March 31, 2023	$831,173
Change in fair value	(433,575)
Fair value as of June 30, 2023	$397,598
Change in fair value	119,925
Fair value as of September 30, 2023	$517,523
Change in fair value	(333,023)
Fair value as of December 31, 2023	$184,500
Change in fair value	(7,380)
Fair value as of March 31, 2024	$177,120
Change in fair value	(34,132)
Fair value as of June 30, 2024	$142,988

NOTE 10. SUBSEQUENT EVENTS

Management of the Company evaluated events that have occurred after the balance sheet date through the date the financial statements were issued. Based upon this review, other than below, management did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statements.

In accordance with the Second Extension Amendment, on July 24 and August 1, 2024, the Company deposited $30,000 into the Trust account, which extended the deadline to September 7, 2024.

On July 15, 2024, the Company and TNL Mediagene amended the TNL Mediagene Working Capital Note, to increase borrowings available under the note from $400,000 to $650,000, such borrowings to be available in monthly increments of at least $25,000 and no more than $32,000 for fund expenses incurred in connection with the Merger. See Note 1.

ANNEX A-1

AGREEMENT AND PLAN OF MERGER

by and among

The News Lens Co., Ltd.,

TNL MEDIAGENE,

and

BLUE OCEAN ACQUISITION Corporation

dated as of June 6, 2023

Annex A-1 Page Nos
Article I Certain Definitions		A-1-2
Section 1.01	Definitions	A-1-2
Section 1.02	Construction	A-1-12
Section 1.03	Table of Defined Terms	A-1-12

Article II Recapitalization; The Merger		A-1-14
Section 2.01	Reverse Share Split	A-1-14
Section 2.02	The Merger	A-1-15
Section 2.03	Effective Times	A-1-15
Section 2.04	Effect of the Merger	A-1-15
Section 2.05	Governing Documents	A-1-15
Section 2.06	Directors and Officers of the Surviving Entity	A-1-15
Section 2.07	Further Assurances	A-1-16

Article III The Merger; Closing		A-1-16
Section 3.01	Effect of the Merger on Securities of SPAC, Merger Sub and the Company	A-1-16
Section 3.02	Closing	A-1-17
Section 3.03	Delivery	A-1-18
Section 3.04	Withholding Rights	A-1-18

Article IV Representations and Warranties of the Company		A-1-19
Section 4.01	Corporate Organization of the Company	A-1-19
Section 4.02	Subsidiaries	A-1-19
Section 4.03	Due Authorization	A-1-19
Section 4.04	No Conflict	A-1-20
Section 4.05	Governmental Authorities; Consents	A-1-20
Section 4.06	Capitalization of the Company.	A-1-20
Section 4.07	Capitalization of Subsidiaries	A-1-21
Section 4.08	Financial Statements; Absence of Changes	A-1-22
Section 4.09	Undisclosed Liabilities	A-1-23
Section 4.10	Litigation and Proceedings	A-1-23
Section 4.11	Compliance with Laws	A-1-23
Section 4.12	Contracts; No Defaults	A-1-24
Section 4.13	Company Benefit Plans	A-1-25
Section 4.14	Labor Matters	A-1-27
Section 4.15	Tax Matters	A-1-28
Section 4.16	Real Property; Assets	A-1-29
Section 4.17	Intellectual Property and IT Security	A-1-30
Section 4.18	Brokers’ Fees	A-1-31
Section 4.19	Information Supplied	A-1-31
Section 4.21	Environmental Matters	A-1-31
Section 4.22	Insurance	A-1-31
Section 4.23	No Other Representations	A-1-31

Article V Representations and Warranties of SPAC		A-1-32
Section 5.01	Corporate Organization	A-1-32
Section 5.02	Due Authorization	A-1-32
Section 5.03	No Conflict	A-1-32
Section 5.04	Litigation and Proceedings	A-1-33
Section 5.05	Governmental Authorities; Consents	A-1-33

Annex A-1-i

Annex A-1 Page Nos
Section 5.06	Trust Account	A-1-33
Section 5.07	Brokers’ Fees	A-1-34
Section 5.08	SEC Reports; Financial Statements; Sarbanes-Oxley Act; Undisclosed Liabilities	A-1-34
Section 5.09	Compliance with Laws	A-1-35
Section 5.10	Business Activities	A-1-35
Section 5.11	Tax Matters	A-1-36
Section 5.12	Capitalization	A-1-37
Section 5.13	Nasdaq Listing	A-1-38
Section 5.14	Material Contracts; No Defaults	A-1-38
Section 5.15	Related Party Transactions	A-1-38
Section 5.16	Investment Company Act; JOBS Act	A-1-38
Section 5.17	Absence of Changes	A-1-38
Section 5.18	Information Supplied	A-1-39
Section 5.19	Automatic Extension	A-1-39
Section 5.20	Independent Investigation	A-1-39
Section 5.21	Opinion of Financial Advisor	A-1-39
Section 5.22	No Other Representations	A-1-39

Article VI Covenants of the Company		A-1-39
Section 6.01	Conduct of Business	A-1-39
Section 6.02	Inspection	A-1-42
Section 6.03	No Claim Against the Trust Account	A-1-42
Section 6.04	Company Securities Listing	A-1-42
Section 6.05	A&R AoA	A-1-42
Section 6.06	Post-Closing Directors of the Company	A-1-42
Section 6.07	Company Board Recommendation	A-1-43
Section 6.08	Preparation and Delivery of Additional Company Financial Statements	A-1-43
Section 6.09	Indemnification and Directors’ and Officers’ Insurance	A-1-43

Article VII Covenants of SPAC		A-1-44
Section 7.01	Conduct of SPAC During the Interim Period	A-1-44
Section 7.02	Trust Account Proceeds	A-1-45
Section 7.03	Inspection	A-1-46
Section 7.04	Section 16 Matters	A-1-46
Section 7.05	SPAC Public Filings	A-1-46
Section 7.06	SPAC Securities Listing	A-1-46
Section 7.07	SPAC Extension	A-1-46

Article VIII Joint Covenants		A-1-47
Section 8.01	Efforts to Consummate	A-1-47
Section 8.02	Registration Statement; Shareholder Meeting	A-1-47
Section 8.03	Exclusivity	A-1-49
Section 8.04	Tax Matters	A-1-50
Section 8.05	Confidentiality; Publicity	A-1-51
Section 8.06	Warrant Agreement	A-1-51
Section 8.07	Existing Registration Rights Agreement	A-1-51
Section 8.08	PIPE Financing	A-1-51

Annex A-1-ii

Annex A-1 Page Nos
Article IX Conditions to Obligations		A-1-52
Section 9.01	Conditions to Obligations of All Parties	A-1-52
Section 9.02	Additional Conditions to Obligations of SPAC	A-1-52
Section 9.03	Additional Conditions to the Obligations of the Company and Merger Sub	A-1-53

Article X Termination/Effectiveness		A-1-54
Section 10.01	Termination	A-1-54
Section 10.02	Effect of Termination	A-1-55

Article XI Miscellaneous		A-1-55
Section 11.01	Waiver	A-1-55
Section 11.02	Notices	A-1-55
Section 11.03	Assignment	A-1-56
Section 11.04	Rights of Third Parties	A-1-56
Section 11.05	Expenses	A-1-56
Section 11.06	Governing Law	A-1-56
Section 11.07	Captions; Counterparts	A-1-56
Section 11.08	Entire Agreement	A-1-56
Section 11.09	Amendments	A-1-57
Section 11.10	Severability	A-1-57
Section 11.11	Arbitration	A-1-57
Section 11.12	Waiver of Trial by Jury	A-1-57
Section 11.13	Enforcement	A-1-57
Section 11.14	Non-Recourse	A-1-57
Section 11.15	Non-Survival	A-1-58
Section 11.16	Acknowledgements	A-1-58
Section 11.17	Company and SPAC Disclosure Letters	A-1-59

Exhibits

Exhibit A      Form of A&R AoA

Exhibit B      Sponsor Lock-Up and Support Agreement

Exhibit C      Form of Registration Rights Agreement

Exhibit D      Company Shareholder Lock-Up and Support Agreement

Exhibit E      Form of Amended and Restated Warrant Agreement

Annex A-1-iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of June 6, 2023, by and among The News Lens Co., Ltd., a Cayman Islands exempted company (the “Company”), TNL Mediagene, a Cayman Islands exempted company and wholly-owned subsidiary of the Company (“Merger Sub”), and Blue Ocean Acquisition Corporation, a Cayman Islands exempted company (“SPAC”). The Company, Merger Sub and SPAC are collectively referred to herein as the “Parties” and individually as a “Party.” All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Article I or as otherwise defined elsewhere in this Agreement.

Recitals

WHEREAS, SPAC is a blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

WHEREAS, Merger Sub is a newly incorporated, wholly-owned, direct subsidiary of the Company that was formed solely for purposes of consummating the transactions contemplated by this Agreement and the other Transaction Agreements (the “Transactions”).

WHEREAS, immediately following the Recapitalization, upon the terms and subject to the conditions hereof and in accordance with the Companies Act (as amended) of the Cayman Islands (the “Cayman Companies Law”), at the Closing, Merger Sub will merge with and into SPAC (the “Merger”), with SPAC surviving the Merger as a wholly owned subsidiary of the Company (SPAC, as the surviving entity of the Merger, is sometimes referred to herein as the “Surviving Entity”).

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (by those Directors who have not elected to be recused from the vote): (a) determined that it is in the best interests of the Company and the Company Shareholders, and declared it advisable, for the Company to enter into this Agreement and the other Transaction Agreements to which it is or will be a party, (b) approved this Agreement, the other Transaction Agreements to which the Company is or will be a party and the Transactions, including the Merger and (c) adopted a resolution recommending to the Company Shareholders the approval of the Company Transaction Proposals (the “Company Board Recommendation”).

WHEREAS, the board of directors of Merger Sub has unanimously: (a) determined that it is in the best interests of Merger Sub to enter into this Agreement and the other Transaction Agreements to which it is or will be a party and (b) approved this Agreement, the other Transaction Agreements to which Merger Sub is or will be a party and the Transactions to which Merger Sub is a party, including the Merger and Plan of Merger.

WHEREAS, the Company, in its capacity as the sole shareholder of Merger Sub, has approved this Agreement and the other Transaction Agreements to which Merger Sub is or will be a party and the Transactions to which Merger Sub is a party, including the Merger and the Plan of Merger, in accordance with applicable Law and the Organizational Documents of Merger Sub.

WHEREAS, prior to the Closing, the Company shall adopt the amended and restated memorandum and articles of association of the Company substantially in the form attached hereto as Exhibit A (“A&R AoA”) and the A&R AoA shall be the memorandum and articles of association of the Company until thereafter amended in accordance with the terms thereof and the Cayman Companies Law.

WHEREAS, concurrently with the execution and delivery of this Agreement, the Sponsor, the Company and SPAC have entered into the lock-up and transaction support agreement attached hereto as Exhibit B (the “Sponsor Lock-Up and Support Agreement”).

WHEREAS, at the Closing, the Company, the Sponsor, certain Company Shareholders, and certain of their respective Affiliates, as applicable, shall enter into a Registration Rights Agreement (the “Registration Rights Agreement”) substantially in the form attached hereto as Exhibit C (with such changes as may be agreed in writing by SPAC and the Company), which shall be effective as of the Closing.

WHEREAS, concurrently with the execution and delivery of this Agreement, certain Company Shareholders, SPAC and the Company have entered into a lock-up and support agreement, each attached hereto as Exhibit D (the “Company Shareholder Lock-Up and Support Agreement”).

Annex A-1-1

WHEREAS, for U.S. federal and any applicable U.S. state or local income tax purposes, it is intended that (a) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder to which each of SPAC, (b) the Company and Merger Sub are parties under Section 368(b) of the Code and the Treasury Regulations promulgated thereunder, and (c) this Agreement be, and hereby is, adopted as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3 (the statements in clause (a) through (c) together, the “Intended Tax Treatment”).

WHEREAS, the board of directors of SPAC (the “SPAC Board”) has unanimously (a) determined that it is in the best interests of SPAC and the SPAC Shareholders, and declared it advisable, for SPAC to enter into this Agreement and the other Transaction Agreements to which it is or will be a party, (b) approved this Agreement, the other Transaction Agreements to which SPAC is or will be a party and the Transactions, including the Merger and the Plan of Merger (c) approved the Transactions as a Business Combination, and (d) adopted a resolution recommending to the SPAC Shareholders the approval of the SPAC Transaction Proposals (the “SPAC Board Recommendation”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

Article I
Certain Definitions

Section 1.01      Definitions. For purposes of this Agreement, the following capitalized terms have the following meanings:

“Action” means any action, suit, audit, investigation, arbitration or legal, judicial or administrative proceeding (whether at law or in equity) by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise. The term “control” means the ownership of a majority of the voting securities of the applicable Person or the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the applicable Person, whether through ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto; provided that in no event shall any investment fund or portfolio company controlling, controlled by or under common control with the Sponsor be deemed an Affiliate of the Company or SPAC.

“Aggregate Fully Diluted Company Shares” means, without duplication, (i) the aggregate number of Pre-Split Shares that are issued and outstanding immediately prior to the Reverse Share Split (excluding any Pre-Split Share held in the Company’s treasury), and (ii) the aggregate number of Pre-Split Shares that are issuable upon the exercise, exchange or conversion of all Company Options (calculated using the treasury stock method of accounting), equity awards, warrants, rights or other securities (including debt securities) convertible into or exchangeable or exercisable for Pre-Split Shares, which such Company Options, equity awards, warrants, rights or other securities are issued and outstanding as of the date hereof.

“Anti-Corruption Laws” means Taiwan’s Anti-Corruption Act, the relevant provisions under the Criminal Code of Taiwan, the U.S. Foreign Corrupt Practices Act of 1977 (as amended), the United Kingdom Bribery Act 2010 and any other applicable anti-bribery or anti-corruption Laws.

“Business Combination” has the meaning ascribed to such term in the SPAC Memorandum and Articles of Association.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York City, the Cayman Islands or Taiwan are authorized or required by Law to be closed.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Cash” means the aggregate amount of all cash and cash equivalents of the Group Companies determined on a consolidated basis in accordance with IFRS. For the avoidance of doubt, cash and cash equivalents shall specifically include marketable securities, short-term deposits, short-term investments, cash

Annex A-1-2

held in any jurisdictions, restricted cash, and any uncleared checks and drafts or other wire transfers received or deposited or available for deposit for the account of any Group Company that are not yet credited to the account of a Group Company.

“Company Data” means all confidential data, information, and data compilations contained in the IT Systems or any databases of the Company, including Personal Data, that are used by, or necessary to the business of, the Company.

“Company Incentive Plan” means the Share Incentive Plan of the Company that was adopted effective as of June 15, 2015.

“Company Option” shall mean an option to purchase any Pre-Split Shares pursuant to the Company Incentive Plan.

“Company Ordinary Share” means an ordinary share of the Company, with par value and other terms as further described in the A&R AoA.

“Company Shareholder Approval” means the vote (including (a) for any ordinary resolution, passed by a simple majority of such Company Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Company Shareholder is entitled and (b) for any special resolution, the affirmative vote (in person or by proxy) of not less than two-thirds (2/3) of the shareholders who, being entitled to do so, attend and vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and where a poll is taken regard shall be had in computing a majority to the number of votes which each Shareholder is entitled), or written resolutions of the Company by the Company Shareholders required to approve the Company Transaction Proposals, as determined in accordance with applicable Law, the Organizational Documents of the Company and this Agreement.

“Company Shareholders” means the holders of issued and outstanding Pre-Split Shares as of any determination time prior to the Recapitalization (or the holders of issued and outstanding Company Ordinary Shares immediately after the Recapitalization and immediately prior to the Effective Time).

“Company Transaction Expenses” means without duplication, all fees, costs and expenses paid or payable by any Group Company in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements, the performance and compliance with all Transaction Agreements and conditions contained herein and therein to be performed or complied with, and the consummation of the Transactions, including (i) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks (excluding placement agents and their counsel), data room administrators, attorneys, accountants and other advisors and service providers, (ii) all change-in-control payments, transaction bonuses, retention payments, severance or similar compensatory payments payable by any Group Company to any current or former employee, independent contractor, officer, or director of any Group Company as a result of the Transactions (including those contingent on a subsequent event or condition, such as a termination of employment) and the employer portion of payroll or employment Taxes incurred thereon, (iii) any and all filing fees to the Governmental Authorities in connection with the Transactions, except that the Company shall be responsible for fifty percent (50%) of the fees, costs and expenses incurred in connection with (x) any filing, submission or application for the Governmental Order pertaining to the Competition Laws applicable to the Transactions and (y) the preparation, filing and mailing of the Registration Statement, the Proxy Statement or the Proxy Statement/Prospectus in connection with the Transactions, and (iv) any and all fees to the Nasdaq in connection with the application to list and the listing of the Registrable Securities, except that the Company shall be responsible for fifty percent (50%) of the fees, costs and expenses incurred in connection therewith.

“Company Transaction Proposals” means (i) the approval and authorization by way of ordinary resolution of this Agreement, (ii) the adoption and approval by way of special resolution of the A&R AoA, (iii) the approval by way of ordinary resolution of the Share Redesignation, (iv) the approval by way of ordinary resolution of the variation of the authorized share capital in connection with the adoption and approval of the A&R AoA, (v) the approval by way of ordinary resolution of the Reverse Share Split, (vi) the approval and authorization by way of ordinary resolution of the Merger and the Plan of Merger, (vii) the approval by way of ordinary resolution of the issuance of Company Ordinary Shares to the PIPE Investors pursuant to the PIPE Financing (if any), (viii) the election by way of ordinary resolution of directors to the board of directors of the Company in accordance with

Annex A-1-3

Section 6.06 and the approval of entry into customary indemnification agreements with the directors of the Company, and (ix) the adoption and approval by way of ordinary resolution of each other proposal reasonably agreed to by SPAC and the Company as necessary or appropriate in connection with the consummation of the Transactions.

“Company Warrants” means warrants to purchase Company Ordinary Shares on the terms and conditions set forth in the Amended and Restated Warrant Agreement.

“Competition Authorities” means the Governmental Authorities that enforce Competition Laws.

“Competition Laws” means any Law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, abuse of dominance or restraint of trade or lessening competition through merger or acquisition, including all antitrust, competition, merger control and unfair competition Laws.

“Consent” means any approval, consent, clearance, waiver, exemption, waiting period expiration or termination, Governmental Order or other authorization issued by or obtained from any Governmental Authority.

“Contract” means any written or oral legally binding contract, agreement, license, sublicense, lease, use or occupancy agreement, sublease, franchise, credit agreement, indenture, mortgage, note, bond, warrant and other legally binding commitment (including all amendments, supplements and modifications thereto).

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, directive, guidelines or recommendations by any Governmental Authority (including the Centers for Disease Control and Prevention, the World Health Organization or an industry group) in relation to, arising out of, in connection with or in response to COVID-19, or any change in such Law, directive, guideline, recommendation or interpretation thereof.

“Data Protection Requirements” means any and all Laws, industry requirements, and Contracts relating to the protection or Processing of Personal Data that are applicable to the Company, including but not limited to: (a) Laws and binding regulations relating to data protection, information security, cybercrime, Security Incident notification, social security number protection, outbound communications and/or electronic marketing, use of electronic data and privacy matters (including online privacy) in any applicable jurisdictions; (b) each Contract relating to the Processing of Personal Data applicable to the Company; and (c) each applicable rule, code of conduct, or other requirement of self-regulatory bodies and applicable industry standards, including, to the extent applicable, the Payment Card Industry Data Security Standard (“PCI-DSS”).

“Disclosure Letter” means, as applicable, the Company Disclosure Letter or the SPAC Disclosure Letter.

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system of the SEC.

“Environmental Laws” means any and all applicable Laws relating to pollution, protection of the environment (including natural resources) and, solely to the extent related to exposure to Hazardous Materials, public or worker health and safety, or the use, storage, emission, distribution, transport, handling, disposal or Release of, or exposure of any Person to, Hazardous Materials.

“Equity Securities” means, with respect to any Person, (i) any shares or capital stock, partnership, membership, joint venture or similar interest, or other voting securities of, or other ownership interest in, such Person, (ii) any securities of such Person (including debt securities) convertible into or exchangeable or exercisable for shares of capital or capital stock, partnership, membership, joint venture or similar interest, or other voting securities of, or other ownership interests in, such Person, (iii) any warrants, calls, options or other rights to acquire from such Person, or other obligations of such Person to issue, any shares of capital or capital stock, partnership, membership, joint venture or similar interest, or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable or exercisable for shares of capital or capital stock, partnership, membership, joint venture or similar interest, or other voting securities of, or other ownership interests in, such Person, and (iv) any restricted shares, stock appreciation rights, restricted units, performance units, contingent value rights, “phantom” stock or similar securities or rights (including, for the avoidance of doubt, interests with respect to an employee share ownership plan) issued by or with the approval of such Person that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital or capital stock or other voting securities of, other ownership interests in, or any business, products or assets of, such Person.

Annex A-1-4

“Equity Value” means the amount equal to (a) $275,000,000, plus (b) Closing Date Cash, as set forth in the Company Closing Statement, minus (c) Closing Date Indebtedness, as set forth in the Company Closing Statement.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that, at the relevant time, together with another Person, would be treated as a single employer under Sections 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Extension Expenses” means, to the extent unpaid as of the Closing, (x) the costs and expenses incurred by SPAC in connection with extending the Business Combination Deadline beyond September 7, 2023, including obtaining the SPAC Shareholder Extension Approval, and (y) the amounts deposited by Sponsor in the Trust Account in the form of a non-interest-bearing promissory note in connection with extending the Business Combination Deadline.

“Fraud” means, with respect to a Party, actual common law fraud with respect to the making of the express representations and warranties by such Party in Article IV or Article V, as applicable; provided, however, that such fraud of a Party shall only be deemed to exist if any of the individuals included on Section 1.01(b) of the Company Disclosure Letter (in the case of the Company) or Section 1.01(b) of the SPAC Disclosure Letter (in the case of SPAC) had actual knowledge (and not imputed or constructive knowledge) at the time of making the applicable representations or warranties of a misrepresentation with respect to the representations and warranties made by such Party in Article IV or Article V, as applicable, as qualified by the Company Disclosure Letter or the SPAC Disclosure Letter (as applicable), and such misrepresentation was made with the actual intention of deceiving another Party who is relying on such representation or warranty. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud, or any torts (including a claim for fraud) based on negligence or recklessness.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Government Official” means any officer or employee of a Governmental Authority or any department, agency or instrumentality thereof, including state-owned entities, or of a public organization or any individual acting in an official capacity for or on behalf of any such Governmental Authority, department, agency, or instrumentality or on behalf of any such public organization.

“Governmental Authority” means any federal, state, county, city, local, supranational or foreign governmental, administrative or regulatory authority, agency or body (including any court, tribunal or arbitral body).

“Governmental Order” means any order, judgment, injunction, decree, writ, ruling, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Group Companies” means, collectively, the Company and each of its Subsidiaries.

“Hazardous Material” means any material, substance or waste that is listed, regulated, or otherwise defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar intent or meaning) under Environmental Laws, including petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, per- and polyfluoroalkyl substances, or pesticides.

“Hong Kong” means Hong Kong Special Administrative Region of the People’s Republic of China.

“IFRS” means International Financial Reporting Standards.

“Indebtedness” means, with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, (b) the principal and interest components of capitalized lease obligations under IFRS (in respect of the Company) or GAAP (in respect of SPAC), (c) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (d) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (e) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (f) the principal component of all obligations

Annex A-1-5

to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earn outs” and “seller notes”, but excluding payables arising in the ordinary course of business, (g) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the Transactions in respect of any of the items in the foregoing clauses (a) through (f), and (h) all Indebtedness of another Person referred to in clauses (a) through (g) above guaranteed directly or indirectly, jointly or severally.

“Information Security Program” means a written information security program that complies with Data Protection Requirements, that when appropriately implemented and maintained would constitute reasonable security procedures and practices appropriate to the nature of Personal Data, and that is at least as stringent as one or more relevant industry standards and that includes: (i) written policies and procedures regarding Personal Data, and the Processing thereof; (ii) administrative, technical and physical safeguards to protect the security, confidentiality, availability, and integrity of any Personal Data owned, controlled, maintained, held, or Processed by the Company or data processors; (iii) disaster recovery, business continuity, incident response, and security plans, procedures and facilities; and (iv) protections against Security Incidents, malicious code, and against loss, misuse, unauthorized access to, and disruption of, the Processing of Company Data, IT Systems of the Company and the systems of any data processor.

“Intellectual Property” means all intellectual property and intellectual property rights anywhere in the world, including all: (i) patents, patent applications and intellectual property rights in inventions (whether or not patentable) including provisionals, continuations, divisionals, continuations-in-part, reissues or reexaminations thereof, (ii) trademarks, service marks, trade names, corporate names, logos, social media identifiers, and all other indicia of origin, and all registrations and applications therefor, (iii) copyrights and all registrations and applications therefor, (iv) internet domain names, (v) Software, and (vi) processes, formulae, customer lists or data, business and marketing plans and information, trade secrets, inventions, methods, and any other intellectual property rights in know-how and confidential information.

“IT Systems” means all computers, servers, networks, hardware and all other information technology equipment including all documentation related to the foregoing, owned by, or licensed or leased to any of the Group Companies, or used to Process Company Data, but, for clarity, not including any rights in Intellectual Property covering the foregoing.

“J-GAAP” means generally accepted accounting principles in Japan as in effect as of the date or for the period, as the case may be, implicated by the relevant provision of this Agreement.

“JOBS Act” means the United States Jumpstart Our Business Startups Act of 2012, as amended.

“Knowledge” means (i) with respect to the Company, the knowledge that each of the individuals listed on Section 1.01(b) of the Company Disclosure Letter actually has, or the knowledge that any of them would have actually had following a reasonable inquiry with his or her direct reports directly responsible for the applicable subject matter and (ii) with respect to SPAC, the knowledge that each of the individuals listed on Section 1.01(b) of the SPAC Disclosure Letter actually has, or the knowledge that any of them would have actually had following a reasonable inquiry with his or her direct reports directly responsible for the applicable subject matter; provided that, for the avoidance of doubt, other than such reasonable inquiry with direct reports directly responsible for the applicable subject matter, no such individual will be under any express or implied duty to investigate.

“Law” means any statute, act, code, law (including common law), ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“LIL” means Taiwan’s Labor Insurance Law.

“Lien” means any mortgage, charge, deed of trust, pledge, license, hypothecation, encumbrance, easement, security interests, or other lien of any kind (other than, in the case of a security, any restriction on transfer of such security arising under Securities Laws).

“LPA” means Taiwan’s Labor Pension Act.

“LSA” means Taiwan’s Labor Standards Act.

“Macao” means Macao Special Administrative Region of the People’s Republic of China.

Annex A-1-6

“Material Adverse Effect” means an effect, development, circumstance, fact, change or event (collectively, “Effects”) that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business or financial condition of the Group Companies (taken as a whole); provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect” (a) any change in Law, regulatory policies, accounting standards or principles (including GAAP or IFRS) or any guidance relating thereto or interpretation thereof; (b) any change in interest rates or economic, political, business or financial market conditions generally (including any changes in credit, financial, commodities, securities or banking markets); (c) any change affecting any of the industries in which the Group Companies operate or the economy as a whole; (d) any epidemic, pandemic or disease outbreak (including COVID-19 and any COVID-19 Measures); (e) the announcement or the execution of this Agreement, the pendency of the Transactions, or the performance of this Agreement, including losses or threatened losses of employees, customers, suppliers, vendors, distributors or others having relationships with any Group Company; (f) any action taken or not taken at the written request of SPAC or, if reasonably sufficient information is provided to SPAC in advance to determine whether a Material Adverse Effect would reasonably be expected to occur, any action taken or not taken that is consented to in writing by SPAC; (g) any weather conditions, earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, act of God or other force majeure event; (h) geopolitical conditions (including trade wars, tariffs or sanctions), any acts of terrorism or sabotage (including cyberattack), the commencement, continuation or escalation of a conflict, including a war (whether or not declared) or acts of armed hostility, including any material worsening of such matters threatened or existing as of the date hereof and any responses to any such matters; (i) any failure of a Group Company to meet, with respect to any period or periods, any internal or industry analyst projections, forecasts, estimates or business plans (provided, however, that this clause (i) shall not prevent a determination that any Effect underlying such failure has resulted in a Material Adverse Effect (to the extent such Effect is not otherwise excluded from this definition of Material Adverse Effect)); (j) any action taken by SPAC or its Affiliates or the identity of SPAC or the Sponsor; or (k) any Effect that is cured by the Company prior to the Closing; provided, further, that any Effect referred to in clauses (a), (b), (c), (d), (g) or (h) above may be taken into account in determining if a Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the Group Companies (taken as a whole) relative to other similarly situated businesses in the industries in which the Group Companies operate, in which case, to the extent not otherwise excluded pursuant to another clause of this definition, only the incremental disproportionate adverse impact of such Effect may be taken into account in determining whether a “Material Adverse Effect” exists or has occurred.

“Mediagene” means Mediagene Inc., a kabushiki kaisha incorporated under the laws of Japan and a Subsidiary of the Company.

“Minimum Balance Sheet Cash” means (i) the amount of cash available in the Trust Account following the SPAC Extraordinary General Meeting (without, for the avoidance of doubt, giving effect to the SPAC Shareholder Redemption Amount); plus (ii) the amounts actually received by the Company from any PIPE Financing prior to or substantially concurrently with the Closing; plus (iii) the amount of Company Cash as of immediately prior to the Closing in excess of $4,600,000; minus (iv) the amount required to satisfy the SPAC Shareholder Redemption Amount; minus (v) the sum of all unpaid and accrued Company Transaction Expenses and SPAC Transaction Expenses.

“Nasdaq” means The Nasdaq Stock Market LLC.

“NHIA” means Taiwan’s National Health Insurance Act.

“Organizational Documents” means, with respect to any Person that is not an individual, the articles or certificate of incorporation, registration or organization, bylaws, memorandum and articles of association, limited partnership agreement, partnership agreement, limited liability company agreement, shareholders agreement and other similar organizational documents of such Person.

“Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned by the Group Companies.

“PCAOB” means the Public Company Accounting Oversight Board and any division or subdivision thereof.

Annex A-1-7

“Permitted Liens” means (i) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens that arise in the ordinary course of business that relate to amounts (A) not yet delinquent or that are being contested in good faith through appropriate Actions and (B) for which appropriate reserves have been established in accordance with IFRS (in respect of the Company) or GAAP (in respect of SPAC), (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business consistent with past practice, (iii) Liens for Taxes not yet delinquent or which are being contested in good faith through appropriate Actions, (iv) with respect to any real property subject to a Company Lease (A) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Lien thereon and (B) any Lien permitted under a Company Lease, (v) Liens, defects or imperfections on title, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that are matters of record or would be discovered by a current, accurate survey or physical inspection of such real property, in all cases, that do not materially impair the value or materially interfere with the present uses of such real property, (vi) Liens that do not, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of the Group Companies, taken as a whole, (vii) non-exclusive licenses or sublicenses of Intellectual Property entered into in the ordinary course of business, (viii) Liens that secure obligations that are reflected as liabilities on the Audited Financial Statements of the Company (which such Liens are referenced, or the existence of which such Liens is referred to, in the notes to the Audited Financial Statements of the Company), (ix) Liens securing any indebtedness of any Group Company, (x) Liens arising under applicable Securities Laws, (xi) with respect to an entity, Liens arising under the Organizational Documents of such entity, and (xii) Liens described on Schedule 1.01(b).

“Person” means any individual, corporation, company, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other organization or entity of any kind or nature.

“Personal Data” means information relating to or reasonably capable of being associated with an identified or identifiable person, device, or household, including, but not limited to “personal data,” “personal information,” “protected health information,” “nonpublic personal information,” or other similar terms as defined by Data Protection Requirements.

“PRC” means People’s Republic of China, and for the purpose of this Agreement excluding Taiwan, Hong Kong and Macao.

“PRC Investment Approval” means the prior approval issued by the Investment Commission, the Ministry of Economic Affairs of Taiwan for the investment in Taiwan by any PRC Investor.

“PRC Investor” means (i) any PRC National, or (ii) any Third-Area Company owned or controlled by PRC National(s) whereby the capital contributed or shares held directly or indirectly by PRC National(s) in aggregate exceed thirty percent (30%) of total amount of capital or the total number of shares of such Third-Area Company, or such Third-Area Company is controlled by PRC National(s), as further defined under Taiwan’s Regulations Governing Investments by Nationals in Mainland China.

“PRC National” means any individual, juristic person, organization or any other institution of the PRC.

“Processing,” “Process,” or “Processed” means any collection, access, acquisition, storage, protection, use, recording, maintenance, operation, dissemination, re-use, disposal, disclosure, re-disclosure, deletion, destruction, sale, transfer, modification, or any other processing (as defined by Data Protection Requirements) of Company Data or IT Systems.

“Pre-Split Shares” means ordinary shares, par value $0.0001 per share, of the Company.

“Redeeming SPAC Shares” means SPAC Class A Shares in respect of which the applicable holder thereof has validly exercised his, her or its SPAC Shareholder Redemption Right.

“Registrable Securities” means (i) the Company Ordinary Shares that constitute the Merger Consideration, (ii) the Company Ordinary Shares issuable upon exercise of the Company Warrants and (iii) the Company Warrants.

“Registration Statement” means the Registration Statement on Form F-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by the Company under the Securities Act with respect to the Registrable Securities.

Annex A-1-8

“Release” means any release, spill, emission, leaking, pumping, pouring, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Materials into or through the indoor or outdoor environment or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, or groundwater.

“Representative” means, as to any Person, any of the officers, directors, managers, employees, counsel, accountants, financial advisors, consultants, agents and other representatives of such Person.

“Sanctioned Country” means at any time, a country or territory which is itself the subject or target of any country-wide or territory-wide Sanctions Laws (at the time of this Agreement, the Crimea region of Ukraine, Cuba, the so-called Donetsk and Luhansk People’s Republic region of Ukraine, Cuba, Iran, North Korea, Russia, Sudan, Venezuela, and Syria).

“Sanctioned Person” means (i) any Person identified in any sanctions-related list of designated Persons maintained by (a) the United States Department of the Treasury’s Office of Foreign Assets Control, the United States Department of Commerce, Bureau of Industry and Security, or the United States Department of State; (b) His Majesty’s Treasury of the United Kingdom; (c) any committee of the United Nations Security Council; (d) the European Union or (e) Taiwan; (ii) any Person located, organized, or resident in, organized in, or a Governmental Authority or government instrumentality of, any Sanctioned Country; and (iii) any Person directly or indirectly owned or controlled by, or acting for the benefit or on behalf of, a Person described in clause (i) or (ii), either individually or in the aggregate.

“Sanctions Laws” means those trade, economic and financial sanctions Laws administered, enacted or enforced from time to time by (i) the United States (including the Department of the Treasury’s Office of Foreign Assets Control), (ii) the European Union and enforced by its member states, (iii) the United Nations, (iv) His Majesty’s Treasury of the United Kingdom or (v) Taiwan.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means the securities Laws of any Governmental Authority and the rules and regulations promulgated thereunder (including the Securities Act and the Exchange Act and the rules and regulations thereunder).

“Security Incident” means any unauthorized Processing of Company Data, any unauthorized access or disruption to the Company’s IT Systems, or any incident that may require notification to any Person, Governmental Authority, or any other entity under Data Protection Requirements.

“Software” means all computer programs (including any and all software, firmware, or implementation of algorithms, models and methodologies whether in source code, executable code, or object code), APIs, assemblers and compilers, data files, software libraries, device drivers, databases and database schema and compilations (including any and all data and collections of data, whether machine readable or otherwise), and documentation (including user manuals and training materials) relating to any of the foregoing.

“SPAC Memorandum and Articles of Association” means the SPAC’s Second Amended and Restated Memorandum and Articles of Association adopted by special resolution on December 2, 2021.

“SPAC Class A Share” means each Class A ordinary share, par value $0.0001 per share, of SPAC.

“SPAC Class B Share” means each Class B ordinary share, par value $0.0001 per share, of SPAC.

“SPAC Impairment Effect” means an Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business or financial condition of SPAC, (ii) the ability of SPAC to consummate the Transactions or (iii) the ability of SPAC to remain listed as a public company on, and for SPAC Class A Shares and SPAC Public Warrants to be listed on, the Nasdaq.

“SPAC Private Placement Warrants” means the warrants sold by SPAC in a private placement effected at the time of SPAC’s initial public offering (whether purchased in such private placement or thereafter pursuant to a transfer by the former holder thereof) that entitle the holder thereof to purchase SPAC Class A Shares at an exercise price of $11.50 per share.
Annex A-1-9

“SPAC Public Warrants” means the warrants sold to the public by SPAC as part of SPAC’s initial public offering (whether purchased in such offering or thereafter in the public market) that entitle the holder thereof to purchase SPAC Class A Shares at an exercise price of $11.50 per share.

“SPAC Shareholder Approval” means the vote of the holders of SPAC Shares required to approve the SPAC Transaction Proposals, as determined in accordance with applicable Law, the SPAC Memorandum and Articles of Association and the rules of Nasdaq.

“SPAC Shareholder Redemption” means the redemption of SPAC Class A Shares by the public holders of the SPAC Class A Shares validly exercising the SPAC Shareholder Redemption Rights.

“SPAC Shareholder Redemption Right” means the right of the public holders of SPAC Class A Shares to redeem all or a portion of their SPAC Class A Shares (in connection with the Transactions or otherwise) as set forth in the Organizational Documents of SPAC and the Trust Agreement in connection with the SPAC Transaction Proposals or with any Extension Proposal.

“SPAC Shareholder Redemption Amount” means the aggregate amount payable with respect to all SPAC Shareholder Redemption Rights that have been validly exercised by the public holders of the SPAC Class A Shares.

“SPAC Shareholder” means a holder of SPAC Shares.

“SPAC Shares” means the SPAC Class A Shares and the SPAC Class B Shares.

“SPAC Transaction Expenses” means without duplication, all fees, costs and expenses paid or payable by SPAC (whether or not billed or accrued for) in connection with any business activities and operations of SPAC or SPAC’s initial public offering, or in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements, the Subscription Agreements (if any), the performance and compliance with all Transaction Agreements and conditions contained herein to be performed or complied with, and the consummation of the Transactions and the PIPE Financing (if any), including (i) all Extension Expenses, (ii) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks (including, regardless of whether paid or payable by SPAC, those of placement agents and their counsel in connection with the PIPE Financing), data room administrators, attorneys, accountants and other advisors and service providers (including any deferred underwriting commissions), (iii) any and all filing fees to the Governmental Authorities in connection with the Transactions, except that SPAC shall be responsible (regardless of whether paid or payable by SPAC) for fifty percent (50%) of the fees, costs and expenses incurred in connection with (x) any filing, submission or application for the Governmental Order pertaining to the anti-trust Laws applicable to the Transactions and (y) the preparation, filing and mailing of the Registration Statement, the Proxy Statement or the Proxy Statement/Prospectus in connection with the Transactions, (iv) any and all fees to the Nasdaq in connection with the application to list and the listing of the Registrable Securities, except that SPAC shall be responsible (regardless of whether paid or payable by SPAC) for fifty percent (50%) of the fees, costs and expenses incurred in connection therewith, (v) the cost of the D&O Tail, (vi) any Indebtedness of SPAC owed to Sponsor, its Affiliates or its or their respective shareholders or Affiliates, and (vii) the deferred underwriting fees in the amount of $6,641,250 in connection with SPAC’s initial public offering.

“SPAC Transaction Proposals” means the adoption and approval of each proposal reasonably agreed to by SPAC and the Company as necessary or appropriate in connection with the consummation of the Transactions (including any proposal to alter the authorized share capital of SPAC to match the authorized share capital of Merger Sub), including unless otherwise agreed upon: (i) the approval and authorization by ordinary resolution of this Agreement and the Transactions as a Business Combination, (ii) the approval and authorization by special resolution of the Merger and the Plan of Merger, (iii) the adoption and approval by ordinary resolution of a proposal for the adjournment of the SPAC Extraordinary General Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing, and (iv) the adoption and approval by (X) ordinary resolution (or by special resolution where required under the Cayman Companies Law) and (Y) any other consents of the SPAC Shareholders required under the SPAC Memorandum and Articles of Association, of each other proposal that the Nasdaq or the SEC (or its staff members) indicates is necessary in its comments to the Proxy Statement/Prospectus or in correspondence related thereto.

“SPAC Units” means the units of SPAC sold to the public by SPAC as part of SPAC’s initial public offering (whether purchased in such offering or thereafter in the public market) each consisting of one SPAC Class A Share and one-half of one SPAC Public Warrant.

Annex A-1-10

“SPAC Warrants” means the SPAC Public Warrants and the SPAC Private Placement Warrants.

“Split Factor” means a number resulting from dividing (i) the Equity Value by (ii) the product of (x) the Aggregate Fully Diluted Company Shares, and (y) 10.

“Sponsor” means Blue Ocean Sponsor LLC, a Cayman Islands limited liability company.

“Subsidiary” means, with respect to a Person, any corporation, company or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which (a) such Person directly or indirectly owns or controls a majority of the Equity Securities having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation, company or other organization, (b) such Person directly or indirectly possesses the right to elect a majority of directors or others performing similar functions with respect to such corporation, company or other organization, or (c) such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Taiwan” means Taiwan, the Republic of China.

“Taiwan Subsidiary” means the Company’s Subsidiary incorporated in accordance with the laws of Taiwan.

“Tax” means (a) any federal, state, provincial, territorial, local, foreign and other net income tax, alternative or add-on minimum tax, withholding tax, franchise tax, gross income, adjusted gross income or gross receipts tax, employment related tax (including employee withholding or employer payroll tax, social security or national health insurance), ad valorem, transfer, franchise, license, excise, severance, stamp, occupation, environmental, premium, personal property, real property, escheat or unclaimed property, capital stock, profits, disability, registration, value added, estimated, customs, duties, and sales or use tax, or other tax or like assessment or charge, in each case imposed by any Governmental Authority, together with any interest, indexation, penalty, addition to tax or additional amount imposed with respect thereto (or in lieu thereof) by a Governmental Authority, (b) any liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with, or any other express or implied agreement to indemnify, any other Person.

“Tax Return” means all returns, declarations, reports, forms, estimates, information returns and statements required to be filed in respect of the determination, assessment, collection or payment of any Taxes or to be supplied to a taxing authority in connection with the administration, implementation or enforcement of or compliance with any Law related to any Tax, including any amendment thereof.

“Third-Area Company” means any company incorporated in any “third area” outside of the PRC or Taiwan.

“TNL Taiwan” means The News Lens Co., Ltd., a company incorporated and existing under the Laws of Taiwan.

“Trade Control Laws” means all applicable Laws and regulations relating to the export, reexport, transfer or import of products, software or technology.

“Transaction Agreements” means this Agreement, the Sponsor Lock-Up and Support Agreement, the Registration Rights Agreement, the Plan of Merger, the Company Shareholder Lock-Up and Support Agreement, the Sponsor Lock-Up Agreement, and all the agreements, documents, instruments and certificates entered into in connection herewith or therewith (including, if any, any Subscription Agreements) and any and all exhibits and schedules thereto.

“Treasury Regulations” means the regulations promulgated under the Code.

“Trust Agreement” means that certain Investment Management Trust Agreement between SPAC and Continental Stock Transfer & Trust Company (the “Trustee”), dated as of December 2, 2021.

“Working Capital Loans” means any loan made to SPAC by any of the Sponsor, an Affiliate of the Sponsor, or any of SPAC’s officers or directors, and evidenced by a promissory note, for the purpose of financing costs incurred in connection with a Business Combination.

Annex A-1-11

Section 1.02      Construction.

(a)      Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article”, “Section”, “Schedule”, “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation,” (vi) the word “or” shall be disjunctive but not exclusive and have the meaning represented by the term “and/or”, (vii) the phrase “to the extent” means the degree to which a subject matter or other thing extends, and such phrase shall not mean simply “if”, and (viii) the words “shall” and “will” have the same meaning.

(b)      Unless the context of this Agreement otherwise requires, reference to Contracts shall be deemed to include all subsequent amendments and other modifications thereto (subject to any restrictions on amendments or modifications set forth in this Agreement).

(c)      Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to Laws shall be construed as including all Laws consolidating, amending or replacing the Law.

(d)      The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party.

(e)      Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(f)      The phrases “provided to SPAC,” “delivered to SPAC”, “furnished to SPAC,” “made available to SPAC” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been made available to SPAC no later than 11:59 p.m. (Taipei time) on the day prior to the date of this Agreement (i) in the virtual “data room” set up by the Company in connection with this Agreement (the “Virtual Data Room”) or (ii) by delivery to SPAC or its legal counsel via electronic mail or hard copy form; provided that any such material that is subject to privilege or confidentiality restrictions has not been uploaded to the Virtual Data Room, but has been physically provided to SPAC’s legal counsel prior to the date of this Agreement.

(g)      References to “$” or “dollar” or “US$” shall be references to United States dollars.

(h)      All accounting terms used herein and not expressly defined herein shall have the meanings given to them under IFRS (if used in connection with the Company) or GAAP (if used in connection with SPAC).

Section 1.03      Table of Defined Terms.

Term	Section
A&R AoA	Recitals
Additional Financial Statements	Section 6.10(d)
Agreement	Preamble
Alternative Transaction Proposal	Section 8.03(a)
Amended and Restated Warrant Agreement	Section 8.06
Audited Financial Statements	Section 4.08(a)
Audited Financial Statements Date	Section 4.08(e)
Authorization Notice	Section 2.02(b)(i)
Cayman Companies Law	Recitals
CBA	Section 4.12(a)(xiii)
Closing	Section 3.02(a)
Closing Date	Section 3.02(a)
Closing Date Cash	Section 3.02(b)
Closing Date Indebtedness	Section 3.02(b)

Annex A-1-12

Term	Section
Closing Press Release	Section 8.05(c)
Closing Statement	Section 3.02(b)
COBRA	Section 4.13(d)
Company	Preamble
Company Benefit Plan	Section 4.13(a)
Company Board	Recitals
Company Board Recommendation	Recitals
Company Disclosure Letter	Article IV
Company Permits	Section 4.11(b)
Company Service Provider	Section 4.13(g)
Company Shareholder Lock-Up and Support Agreement	Recitals
Company Software	Section 4.17(e)
Confidentiality Agreement	Section 11.08
Continental	Section 8.06
Creator	Section 4.17(a)
D&O Indemnitee	Section 6.09(a)
D&O Tail	Section 6.09(b)
Enforceability Exceptions	Section 4.03(a)
Exchange Agent	Section 3.03(a)
Exchange Agent Agreement	Section 3.03(a)
Excluded Share	Section 3.01(f)
Existing D&O Arrangements	Section 6.09(a)
Extension Proposal	Section 7.07
Extension Proxy Statement	Section 7.07
Extension Recommendation	Section 7.07
Federal Securities Laws	Section 5.08(a)
Financial Statements	Section 4.08(a)
Effective Time	Section 2.03
Merger	Recitals
Plan of Merger	Section 2.03
Intended Tax Treatment	Recitals
Interim Period	Section 6.01
Material Contracts	Section 4.12(a)
Mediagene Financial Statement	Section 4.08(b)
Merger Consideration	Section 3.01(c)
Merger Sub	Preamble
Merger	Recitals
Most Recent Balance Sheet	Section 4.08(a)
Non-Recourse Party	Section 11.14
Party	Preamble
PIPE Financing	Section 8.08
Proxy Statement	Section 8.02(a)(i)
Proxy Statement/Prospectus	Section 8.02(a)(i)
Recapitalization	Section 2.01
Registered Intellectual Property	Section 4.17(a)
Registration Rights Agreement	Recitals
Reverse Share Split	Section 2.01
Sarbanes-Oxley Act	Section 5.08(a)
SEC Reports	Section 5.08(a)
Share Redesignation	Section 2.01

Annex A-1-13

Term	Section
SIAC	Section 11.11
SPAC	Preamble
SPAC Alternative Transaction	Section 8.03(b)
SPAC Board	Recitals
SPAC Board Recommendation	Recitals
SPAC Class B Conversion	Section 3.01
SPAC Disclosure Letter	Article V
SPAC Extraordinary General Meeting	Section 8.02(b)
SPAC Impairment Effect	Section 5.01
SPAC Permits	Section 5.08
SPAC Preference Shares	Section 5.12(a)
SPAC Related Party	Section 5.15
SPAC Shareholder Extension Approval	Section 7.07
Specified Representations	Section 9.02(a)(i)
Specified SPAC Representations	Section 9.03(a)(i)
Sponsor Lock-Up and Support Agreement	Recitals
Surviving Entity	Recitals
Surviving Provisions	Section 10.02
Termination Date	Section 10.01(c)
Transaction Filings	Section 8.02(a)(i)
Transaction Litigation	Section 8.01(c)
Transactions	Recitals
Trust Account	Section 5.06
Trustee	Section 1.01
Unaudited Financial Statements	Section 4.08(a)
Unit Separation	Section 3.01(b)
Virtual Data Room	Section 1.02(f)
Written Objection	Section 2.02(b)

Article II
recapitalization; The Merger

Section 2.01      Reverse Share Split. On the Closing Date, immediately prior to the Effective Time (but in any event following the determination of the Equity Value pursuant to Section 3.02(b)), the following actions shall take place or be effected (in the order set forth in this Section 2.01): (i) the A&R AoA shall be adopted and become effective, (ii) each Pre-Split Share that is issued and outstanding immediately prior to the Effective Time shall be redesignated and become a Company Ordinary Share (the “Share Redesignation”) and each Pre-Split Share held in the Company’s treasury immediately prior to the Share Redesignation shall be automatically cancelled and extinguished without any redesignation, subdivision or payment therefor, (iii) each Company Ordinary Share that is issued and outstanding following the Share Redesignation and immediately prior to the Effective Time shall be consolidated into a number of Company Ordinary Shares equal to the Split Factor (the “Reverse Share Split”); provided that no fraction of a Company Ordinary Share will be issued by virtue of the Reverse Share Split, and each Company Shareholder that would otherwise be so entitled to a fraction of a Company Ordinary Share (after aggregating all fractional Company Ordinary Shares that otherwise would be received by such Company Shareholder) shall instead be entitled to receive such number of Company Ordinary Shares to which such Company Shareholder would otherwise be entitled, rounded to the nearest whole number, and (iv) any Company Options issued and outstanding immediately prior to the Reverse Share Split shall be adjusted to give effect to the foregoing transactions, such that (a) each Company Option shall be exercisable for that number of Company Ordinary Shares equal to the product of (x) the number of Pre-Split Shares subject to such Company Option immediately prior to the Reverse Share Split multiplied by (y) the Split Factor, such number of Company Ordinary Shares to be rounded down to the nearest whole number; and (b) the per share exercise price for each Company Ordinary Share, as the case may be, issuable upon exercise of the Company Options, as adjusted, shall be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (x) the per share exercise price for each Pre-Split Share subject

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to such Company Option immediately prior to the Effective Time by (y) the Split Factor (clauses (i) through (iv), the “Recapitalization”). Subject to and without limiting anything contained in Section 6.01, the Split Factor shall be adjusted to reflect appropriately the effect of any share split, split-up, reverse share split, capitalization, share dividend or share distribution (including any dividend or distribution of securities convertible into Pre-Split Shares or Company Ordinary Shares, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change (in each case, other than the Recapitalization) with respect to Pre-Split Shares or Company Ordinary Shares occurring on or after the date hereof and prior to the Effective Time.

Section 2.02      The Merger.

(a)      At the Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the Plan of Merger and Part XVI of the Cayman Companies Law, Merger Sub and SPAC shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into SPAC, following which the separate corporate existence of Merger Sub shall cease and SPAC shall continue as the Surviving Entity after the Merger and as a direct, wholly-owned subsidiary of the Company.

(b)      If any SPAC Shareholder gives to SPAC, before the SPAC Shareholder Approval is obtained at the SPAC Extraordinary General Meeting, written objection to the Merger (each, a “Written Objection”) in accordance with Section 238(2) and 238(3) of the Cayman Companies Law:

(i)      SPAC shall, following the SPAC Shareholder Approval, in accordance with Section 238(4) of the Cayman Companies Law, promptly give written notice of the authorization of the Merger (the “Authorization Notice”) to each such SPAC Shareholder who has made a Written Objection; and

(ii)      Unless SPAC and the Company elect by agreement in writing to waive this Section 2.2(b)(ii), no Party shall be obligated to commence the Closing, and the Plan of Merger shall not be filed with the Registrar of Companies of the Cayman Islands, until at least twenty (20) days shall have elapsed since the date on which the Authorization Notice is given (being the period allowed for written notice of an election to dissent under Section 238(5) of the Cayman Companies Law, as referred to in Section 239(1) of the Cayman Companies Law), but in any event subject to the satisfaction or waiver of all of the conditions set forth in Article IX.

Section 2.03      Effective Times. On the terms and subject to the conditions set forth herein, on the Closing Date, following the consummation of the Recapitalization, the SPAC and Merger Sub shall execute a plan of merger (the “Plan of Merger”) and shall file the Plan of Merger and other documents as required to effect the Merger pursuant to the Cayman Companies Law with the Registrar of Companies of the Cayman Islands as provided in Part XVI of the Cayman Companies Law. The Merger shall become effective at the time when the Plan of Merger is registered by the Registrar of Companies of the Cayman Islands (the “Effective Time”).

Section 2.04      Effect of the Merger. The effect of the Merger shall be as provided in this Agreement, the Plan of Merger and the applicable provisions of the Cayman Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Merger Sub and SPAC shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Entity, which shall include the assumption by the Surviving Entity of any and all agreements, covenants, duties and obligations of Merger Sub and SPAC set forth in this Agreement to be performed after the Effective Time.

Section 2.05      Governing Documents. At the Effective Time, the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the memorandum and articles of association of the Surviving Entity.

Section 2.06      Directors and Officers of the Surviving Entity.

(a)      Immediately after the Effective Time, the directors and officers of Merger Sub immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Entity, each to hold office in accordance with the memorandum and articles of association of the Surviving Entity.

(b)      The Parties shall take all actions necessary to ensure that, from and after the Effective Time, the Persons identified as the initial post-Closing directors of the Company in accordance with the provisions of Section 6.06 shall be the directors of the Company, each to hold office in accordance with the A&R AoA.

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Section 2.07      Further Assurances. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purpose of this Agreement and to vest the Surviving Entity following the Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises of SPAC and Merger Sub, the applicable directors, officers and members of SPAC and Merger Sub (or their designees) are fully authorized in the name of their respective corporations or otherwise to take, and shall take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Article III
The Merger; Closing

Section 3.01      Effect of the Merger on Securities of SPAC, Merger Sub and the Company. On the terms and subject to the conditions set forth herein, at the Closing, by virtue of and as part of the agreed consideration for the Merger and without any further action on the part of any Party or any other Person, the following shall occur:

(a)      Immediately prior to the Effective Time, each SPAC Class B Share (for the avoidance of doubt, excluding any SPAC Class B Share forfeited in accordance with the Sponsor Lock-Up and Support Agreement) shall be automatically converted into one SPAC Class A Share in accordance with the terms of the SPAC Memorandum and Articles of Association (such automatic conversion, the “SPAC Class B Conversion”) and each SPAC Class B Share shall no longer be outstanding and shall automatically be canceled, and each former holder of SPAC Class B Shares shall thereafter cease to have any rights with respect to such SPAC Class B Shares.

(b)      Immediately prior to the Effective Time, the SPAC Class A Shares and the SPAC Public Warrants comprising each issued and outstanding SPAC Unit immediately prior to the Effective Time shall be automatically separated (the “Unit Separation”) and the holder thereof shall thereafter hold one SPAC Class A Share and one-half of one SPAC Public Warrant; provided that no fractional SPAC Public Warrants will be issued in connection with the Unit Separation such that if a holder of SPAC Units would be entitled to receive a fractional SPAC Public Warrant upon the Unit Separation, the number of SPAC Public Warrants to be issued to such holder upon the Unit Separation shall be rounded down to the nearest whole number of SPAC Public Warrants.

(c)      Each SPAC Class A Share (which, for the avoidance of doubt, includes the SPAC Class A Shares issued in connection with the SPAC Class B Conversion and the SPAC Class A Shares held as a result of the Unit Separation) that is issued and outstanding as of immediately prior to the Effective Time (other than any Excluded Shares and Redeeming SPAC Shares) (i) shall be converted automatically into the right to receive one Company Ordinary Share (for the avoidance of doubt, after giving effect to the Recapitalization) (the “Merger Consideration”), and (ii) shall no longer be outstanding and shall automatically be canceled by virtue of the Merger and each former holder of SPAC Class A Shares shall thereafter cease to have any rights with respect to such securities, except as expressly provided herein.

(d)      Each SPAC Warrant (which, for the avoidance of doubt, includes the SPAC Public Warrants held as a result of the Unit Separation) that is issued and outstanding immediately prior to the Effective Time shall cease to be a warrant with respect to SPAC Class A Shares and shall be converted automatically into the right to receive a corresponding Company Warrant exercisable for Company Ordinary Shares. Each Company Warrant shall continue to have and be subject to substantially the same terms and conditions as were applicable to such SPAC Warrant immediately prior to the Effective Time in accordance with the provisions of the Amended and Restated Warrant Agreement.

(e)      Each ordinary share, par value $1.00 per share, of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall automatically convert into one ordinary share, par value $1.00 per share, of the Surviving Entity. The ordinary shares of the Surviving Entity shall have the same rights, powers and privileges as the ordinary shares so converted and shall constitute the only issued and outstanding share capital of the Surviving Entity.

(f)      Each SPAC Share held in SPAC’s treasury or owned by the Company or Merger Sub or any other wholly-owned subsidiary of the Company or SPAC immediately prior to the Effective Time (each an “Excluded Share”), shall be automatically cancelled and extinguished without any conversion thereof or payment therefor.

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(g)      Each Redeeming SPAC Share issued and outstanding immediately prior to the Effective Time shall automatically be cancelled and cease to exist and shall thereafter represent only the right of the holder thereof to be paid a pro rata share of the SPAC Shareholder Redemption Amount in accordance with the SPAC Memorandum and Articles of Association.

(h)      The Parties agree that the Effective Time may be extended with the agreement of the Parties as deemed necessary to comply with or take account of applicable Law, or as may otherwise be agreed by the Parties in writing.

Section 3.02      Closing.

(a)      On the terms and subject to the conditions of this Agreement, the consummation of the Merger (the “Closing”) shall take place at the offices of Morrison & Foerster LLP, Edinburgh Tower, 33/F, The Landmark, 15 Queen’s Road Central, Hong Kong, China or electronically by the mutual exchange of electronic signatures (including portable document format (“pdf”)) on the date that is two Business Days following the date on which all conditions set forth in Article IX have been satisfied or waived (other than those conditions that by their terms or nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or at such other place, time or date as SPAC and the Company may mutually agree in writing. The date on which the Closing occurs is referred to herein as the “Closing Date”.

(b)      No later than the third Business Day prior to the Closing Date:

(i)      SPAC shall deliver to the Company a statement (the “SPAC Closing Statement”) setting forth: (A) the amount of cash in the Trust Account (after deducting the SPAC Shareholder Redemption Amount) as of the Closing Date, (B) the number of SPAC Class A Shares and SPAC Warrants to be issued and outstanding as of immediately prior to the Closing after giving effect to the Unit Separation and any valid exercise of the SPAC Shareholder Redemption Right, (C) the calculation of the Merger Consideration, and (D) SPAC’s good faith estimate of all accrued and unpaid SPAC Transaction Expenses, including the respective amounts and wire transfer instructions for the payment thereof; and

(ii)      the Company shall deliver to SPAC a statement (the “Company Closing Statement”) which sets forth the Company’s good faith estimate of (A) the Indebtedness of the Group Companies as of 11:59 pm (Taipei time) on the day immediately prior to the Closing Date (the “Closing Date Indebtedness”), (B) the Company Cash as of 11:59 pm (Taipei time) on the day immediately prior to the Closing Date (the “Closing Date Cash”), (C) the resulting calculation of the Equity Value, and (D) all accrued and unpaid Company Transaction Expenses, including the respective amounts and wire transfer instructions for the payment thereof.

(c)      For a period of 72 hours following the delivery of the SPAC Closing Statement and the Company Closing Statement, the Company shall provide SPAC and its Representatives and SPAC shall provide the Company and its Representatives (as applicable) reasonable access to (x) the supporting documentation used in the preparation of the SPAC Closing Statement and Company Closing Statement (as applicable) and (y) the Company’s Representatives and SPAC’s Representatives in charge of preparing the Company Closing Statement or SPAC Closing Statement (as applicable), in each case as reasonably requested by SPAC or the Company (as applicable) in connection with SPAC’s review of the Company Closing Statement or with Company’s review of the SPAC Closing Statement (as applicable). Prior to the Closing Date, the Company and SPAC shall consider in good faith any reasonable comments of the other to the SPAC Closing Statement or Company Closing Statement provided in writing during the 72-hour period following the delivery thereof. If the Company, in its discretion, agrees to make any modification to the Company Closing Statement requested by SPAC, or if SPAC, in its discretion, agrees to make any modification to the SPAC Closing Statement requested by the Company, then the Company Closing Statement or the SPAC Closing Statement (as applicable) as so agreed by the Company or SPAC (as applicable) to be modified shall be deemed to be the Company Closing Statement or SPAC Closing Statement (as applicable) for all purposes of this Agreement. For the avoidance of doubt, and notwithstanding anything herein or otherwise to the contrary, (i) in no event shall the Closing be delayed or otherwise not occur as a result of any review of or comment on, or dispute relating to, the Company Closing Statement or the SPAC Closing Statement (as applicable) and (ii) under no circumstances shall the acceptance of the Company Closing Statement or the SPAC Closing Statement (or any component thereof) be a condition to the obligations to consummate the Merger (or any of the other Transactions).

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(d)      At the Closing, the Company shall pay or cause to be paid by wire transfer of immediately available funds, (i) all accrued and unpaid SPAC Transaction Expenses as set forth on the SPAC Closing Statement and (ii) all accrued and unpaid Company Transaction Expenses as set forth on the Company Closing Statement.

Section 3.03      Delivery.

(a)      Prior to the Effective Time, Continental Stock Transfer & Trust Company (or such other Person to be selected by the Company and be reasonably acceptable to SPAC) shall be appointed and authorized to act as exchange agent in connection with the transactions contemplated by Section 3.01 (the “Exchange Agent”) and the Company shall enter into an exchange agent agreement reasonably acceptable to the Company and SPAC with the Exchange Agent (the “Exchange Agent Agreement”) for the purpose of exchanging, upon the terms and subject to the conditions set forth in this Agreement, each SPAC Class A Share (other than any Excluded Shares and Redeeming SPAC Shares) for the Merger Consideration issuable in respect of such SPAC Class A Shares. At least two Business Days prior to the Closing, the Company and SPAC shall direct the Exchange Agent to, at the Effective Time, exchange each such SPAC Class A Share for the Merger Consideration pursuant to the Exchange Agent Agreement and perform the Exchange Agent’s other obligations thereunder. Notwithstanding any other provision of this Section 3.03, any obligation of the Company under this Agreement to issue Company Ordinary Shares to SPAC Shareholders entitled to receive Company Ordinary Shares shall be satisfied by the Company issuing such Company Ordinary Shares to the Depository Trust Company (“DTC”) or to such other clearing service or issuer of depositary receipts (or their nominees, in either case) as may be necessary or expedient, and each such SPAC Shareholder shall hold such Company Ordinary Shares in book-entry form or through a holding of depositary receipts and DTC or its nominee or the relevant clearing service or issuer of depositary receipts (or their nominees, as the case may be), will be the holder of record of such Company Ordinary Shares.

(b)      All Company Ordinary Shares issued upon the exchange of SPAC Class A Shares in accordance with the terms of this Article III shall be deemed to have been exchanged and paid in full satisfaction of all rights pertaining to the securities represented by such SPAC Class A Shares and there shall be no further registration of transfers on the register of members of SPAC of the SPAC Class A Shares from and after the Effective Time. From and after the Effective Time, holders of SPAC Class A Shares shall cease to have any rights as shareholders of SPAC, except (i) in the case of holders of SPAC Class A Shares that are issued and outstanding as of immediately prior to the Effective Time (other than any Excluded Shares and Redeeming SPAC Shares), the right to receive the Merger Consideration in exchange therefor, as provided in this Agreement and the Plan of Merger and (ii) in the case of any holders of Redeeming SPAC Shares, the rights provided in Section 3.01(g).

(c)      No interest will be paid or accrued on the Merger Consideration to be issued pursuant to this Article III (or any portion thereof). Except as otherwise provided in Section 3.01(g) (with respect to Redeeming SPAC Shares) from and after the Effective Time, until surrendered or transferred, as applicable, in accordance with this Section 3.03, each SPAC Class A Share shall solely represent the right to receive the Merger Consideration to which such SPAC Class A Share is entitled to receive pursuant to this Agreement and the Plan of Merger.

(d)      Notwithstanding anything to the contrary in this Agreement, none of the Parties, the Surviving Entity or the Company or the Exchange Agent shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar applicable Law. Any portion of the Merger Consideration remaining unclaimed by SPAC Shareholders immediately prior to such time when the amounts would otherwise escheat to, or become property of, any Governmental Authority shall become, to the extent permitted by applicable Law, the property of the Company free and clear of any claims or interest of any Person previously entitled thereto.

Section 3.04      Withholding Rights. Each of the Parties, the Exchange Agent and each of their respective Affiliates and any other Person making a payment under this Agreement shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amount payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law. If any deduction or withholding is so required in connection with any such payments, the applicable withholding agent shall provide reasonable prior written notice to the Person in respect of which such deduction and withholding is to be made of the amounts to be deducted and withheld. To the extent that amounts are so withheld and timely remitted to the applicable Governmental Authority in accordance with applicable Tax Law, such withheld amounts shall be treated for all purposes of this Agreement

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as having been paid to the Person in respect of which such deduction and withholding was made. The Parties shall cooperate in good faith to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding).

Article IV
Representations and Warranties of the Company

Except as set forth in the disclosure letter delivered by the Company to SPAC dated as of the date of this Agreement (the “Company Disclosure Letter”) (each section of which, subject to Section 11.17, qualifies the representations in this Article IV), the Company represents and warrants to SPAC as follows:

Section 4.01      Corporate Organization of the Company. The Company is an exempted company duly incorporated, is validly existing and is in good standing under the Laws of the Cayman Islands and has the corporate power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted. The Company has made available to SPAC true and correct copies of its Organizational Documents as in effect as of the date hereof. The Company is duly licensed or qualified and in good standing (where such concept is applicable) as a foreign entity in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified or in good standing would not have a Material Adverse Effect.

Section 4.02      Subsidiaries. The Subsidiaries of the Company, together with details of their respective jurisdiction of incorporation or organization, are set forth on Section 4.02 of the Company Disclosure Letter. The Subsidiaries of the Company have been duly formed or organized, are validly existing under the laws of their jurisdiction of incorporation or organization and have the corporate power and authority to own, operate and lease their respective properties, rights and assets and to conduct, in all material respects, their business as it is now being conducted. Each Subsidiary of the Company is duly licensed or qualified as a foreign entity in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not have a Material Adverse Effect.

Section 4.03      Due Authorization.

(a)      Each of the Company and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is or will be a party and (subject to the consents, approvals, authorizations and other requirements described in Section 4.05 and the Company Shareholder Approval) to perform all obligations to be performed by it hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such other Transaction Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the Company Board and the board of directors of Merger Sub, and other than the consents, approvals, authorizations and other requirements described in Section 4.05 and the Company Shareholder Approval, no other corporate proceeding on the part of the Company or Merger Sub is necessary to authorize this Agreement or any other Transaction Agreements or the Company’s or Merger Sub’s performance hereunder or thereunder. This Agreement has been, and each such other Transaction Agreement has been or will be (when executed and delivered by the Company or Merger Sub as applicable), duly and validly executed and delivered by the Company or Merger Sub, as applicable, and, assuming due and valid authorization, execution and delivery by each other party hereto and thereto, this Agreement constitutes, and each such other Transaction Agreement constitutes or will constitute, a valid and binding obligation of the Company or Merger Sub, as applicable, enforceable against the Company or Merger Sub, as applicable, in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting or relating to creditors’ rights generally and subject, as to enforceability, to general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law (the “Enforceability Exceptions”).

(b)      On or prior to the date of this Agreement, the Company Board has unanimously (i) determined that it is in the best interests of the Company and the Company Shareholders, and declared it advisable, for the Company to enter into this Agreement and the other Transaction Agreements to which the Company is or will be a party; (ii) approved this Agreement, the other Transaction Agreements to which the Company is or will be a party and the Transactions, including the Merger; and (iii) adopted a resolution recommending to the Company Shareholders the approval of the Company Transaction Proposals. On or prior to the date of this Agreement, the board of directors of Merger Sub has unanimously (i) determined that it is in the best interests of Merger Sub to

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enter into this Agreement and the other Transaction Agreements to which Merger Sub is or will be a party and (ii) approved this Agreement, the other Transaction Agreements to which Merger Sub is or will be a party and the Transactions to which Merger Sub is a party, including the Merger and Plan of Merger. On or prior to the date of this Agreement, the Company, in its capacity as the sole shareholder of Merger Sub, has approved this Agreement and the other Transaction Agreements to which Merger Sub is or will be a party and the Transactions to which Merger Sub is a party, including the Merger and the Plan of Merger, in accordance with applicable Law and the Organizational Documents of Merger Sub.

(c)      The only approvals or votes required from the holders of the Company’s Equity Securities in connection with the consummation of the Transactions, including the Closing, and the approval of the Company Transaction Proposals are as set forth on Section 4.03(c) of the Company Disclosure Letter.

Section 4.04      No Conflict. Except as set forth in Section 4.04 of the Company Disclosure Letter, and subject to the receipt of the consents, approvals, authorizations, and other requirements set forth in Section 4.05 and obtaining the Company Shareholder Approval, the execution, delivery and performance by each of the Company and Merger Sub of this Agreement and the other Transaction Agreements to which it is or will be a party and the consummation by each of the Company and Merger Sub of the transactions contemplated hereby and thereby do not and will not, (a) contravene, breach or conflict with the Organizational Documents of the Company, (b) contravene or conflict with or constitute a violation of any provision of any Law, Permit or Governmental Order binding upon or applicable to any Group Company or any of the Group Companies’ respective assets or properties, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default under, result in the termination or acceleration of, result in a right of termination, cancellation, modification, acceleration or amendment under, or accelerate the performance required by, any of the terms, conditions or provisions of any Material Contract, or (d) result in the creation or imposition of any Lien on any asset, property or Equity Security of any Group Company (other than any Permitted Liens), except, in the case of each of clauses (b) through (d), for any such conflict, violation, breach, default, loss, right or other occurrence which would not have a Material Adverse Effect.

Section 4.05      Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of SPAC contained in this Agreement and the other Transaction Agreements to which it is or will be a party, no notice to, action by, consent, approval (including, without limitation, the PRC Investment Approval), permit or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of the Company or Merger Sub with respect to each of their execution, delivery and performance of this Agreement and the other Transaction Agreements to which each is or will be a party and the consummation by the Company or Merger Sub of the transactions contemplated hereby and thereby, except for (i) the filing (A) with the SEC of the Proxy Statement/Prospectus and the declaration of the effectiveness thereof by the SEC and (B) of any other documents or information required pursuant to applicable requirements, if any, of applicable Securities Laws, (ii) compliance with and filings or notifications required to be filed with the state securities regulators pursuant to “blue sky” Laws and state takeover Laws as may be required in connection with this Agreement, the other Transaction Agreements or the Transactions, (iii) the filing of the Plan of Merger and related documentation with the Cayman Islands Registrar of Companies in accordance with the Cayman Companies Law, and (iv) any such notices to, actions by, consents, approvals, permits or authorizations of, or designations, declarations or filings with, any Governmental Authority, the absence of which would not have a Material Adverse Effect.

Section 4.06      Capitalization of the Company.

(a)      As of the date of this Agreement, the authorized share capital of the Company is $50,000, consisting of (i) 458,916,499 ordinary shares with nominal or par value of $0.0001 each, (ii) 6,070,000 series A preferred shares with nominal or par value of $0.0001 each, (iii) 6,000,000 series B preferred shares with nominal or par value of $0.0001 each, (iv) 410,000 series B-1 preferred shares with nominal or par value of $0.0001 each, (v) 7,152,000 series C preferred shares with nominal or par value of $0.0001 each, (vi) 4,375,000 series C-1 preferred shares with nominal or par value of $0.0001 each, (vii) 1,770,000 series C-2 preferred shares with nominal or par value of $0.0001 each, (viii) 4,206,501 series D-1 preferred shares with nominal or par value of $0.0001 each, and (vii) 11,100,000 series D-2 preferred shares with nominal or par value of $0.0001 each, and none of the shares in subparts (ii) through (vii) are outstanding. The number and class (if applicable) of all issued and outstanding Equity Securities of the Company as of the date of this Agreement are set forth on Section 4.06(a) of

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the Company Disclosure Letter. All of the issued and outstanding Equity Securities of the Company (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including Securities Laws, and all requirements set forth in (1) the Organizational Documents of the Company and (2) any other applicable Contracts governing the issuance of such Equity Securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Organizational Documents of the Company or any Contract to which the Company is a party or otherwise bound; and (iv) are free and clear of any Liens (other than restrictions arising under applicable Laws, the Company’s Organizational Documents and the Transaction Documents).

(b)      As of the date hereof, a total of 6,324,664 ordinary shares are issuable with respect to outstanding Company Options under the Company Incentive Plan. Except as set forth on Section 4.06(b) of the Company Disclosure Letter, (i) there are no outstanding Equity Securities with respect to any equity awards other than the Company Options (including but not limited to, restricted stock, restricted stock units, and stock appreciation rights), (ii) all Company Options have been properly approved by the Company Board and documented through grant agreements executed by a representative of the Company and the grantee, (iii) no Company Options or other equity awards have been promised to any employee or other service provider of the Company or its Affiliates but not yet approved by the Board and documented in an executed grant agreement, and (iv) all Company Options have, since their grant, met the requirements for exemption under Section 409A of the Code, to the extent applicable.

(c)      Except as set forth in Section 4.06(a) or on Section 4.06(a) of or Section 4.06(b) of the Company Disclosure Letter, as of the date hereof, there are no issued and outstanding Equity Securities of the Company. Except as set forth in the Organizational Documents of the Company, as of the date hereof (i) no Person is entitled to any preemptive or similar rights to subscribe for Equity Securities of the Company, and (ii) there are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company Shareholders may vote.

(d)      Except as set forth on Section 4.06(d) of the Company Disclosure Letter, (i) there are no declared but unpaid dividends or distributions in respect of any Equity Securities of the Company and (ii) since December 31, 2022, through the date of this Agreement, the Company has not made, declared, set aside, established a record date for or paid any dividends or distributions.

(e)      The Company Ordinary Shares (including those to be issued in respect of the Company Warrants), when issued in accordance with the terms hereof, shall be duly authorized and validly issued, fully paid and non-assessable and issued in compliance with all applicable Securities Laws and not subject to, and not issued in violation of, any Lien (other than restrictions arising under applicable Laws, the Company’s Organizational Documents and the Transaction Documents), purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, the Company’s Organizational Documents, or any Contract to which the Company is a party or otherwise bound.

Section 4.07      Capitalization of Subsidiaries.

(a)      All of the issued and outstanding Equity Securities of each Subsidiary of the Company are set forth on Section 4.07(a) of the Company Disclosure Letter. All of the issued and outstanding Equity Securities of each Subsidiary of the Company are owned of record and beneficially, directly or indirectly, by the Company, and not subject to, and not issued in violation of, any Lien, purchase option, call option, right of first refusal, preemptive right (except as otherwise required by applicable Law), subscription right or any similar right under any provision of applicable Law, the Organizational Documents of each Subsidiary of the Company, or any Contract to which each Subsidiary of the Company is a party or otherwise bound.

(b)      Except as set forth on Section 4.07(a) of the Company Disclosure Letter, there are no outstanding Equity Securities of any Subsidiary of the Company. Except as otherwise required by applicable Law, no Person is entitled to any preemptive or similar rights to subscribe for Equity Securities of any Subsidiary of the Company.

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(c)      Except as set forth on Section 4.07(c) of the Company Disclosure Letter, as of the date of this Agreement, no Group Company owns any Equity Securities in any Person.

(d)      Except as set forth on Section 4.07(d) of the Company Disclosure Letter, there are no Equity Securities of any Subsidiary of the Company that have preferential rights over the ordinary shares of such Subsidiary of the Company or are redeemable (except for statutory redemption).

Section 4.08      Financial Statements; Absence of Changes.

(a)      Set forth on Section 4.08(a) of the Company Disclosure Letter are a copy of (i) (A) the unaudited consolidated balance sheet of the Group Companies as of March 31, 2023 (the “Most Recent Balance Sheet”), (B) the unaudited consolidated statements of comprehensive income and of changes in shareholders’ equity of the Group Companies for the three-month period ended March 31, 2023, (C) the unaudited consolidated balance sheet of the Group Companies as of December 31, 2022, and (D) the unaudited consolidated statements of comprehensive income and of changes in shareholders’ equity of the Group Companies for the twelve-month period ended December 31, 2022 (the “Unaudited Financial Statements”); and (ii) a copy of the audited consolidated balance sheet of the Group Companies as of December 31, 2021, and the related audited consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows of the Group Companies for the twelve-month period ended December 31, 2021 (the “Audited Financial Statements”, and together with the Unaudited Financial Statements, the Mediagene Financial Statements and any Additional Financial Statements when delivered pursuant to Section 6.08, the “Financial Statements”). The Audited Financial Statements and the Unaudited Financial Statements have been prepared in accordance with IFRS (except in the case of the Unaudited Financial Statements for the absence of footnotes and other presentation items and for normal year-end adjustments).

(b)      Set forth on Section 4.08(b) of the Company Disclosure Letter are (i) a copy of the unaudited consolidated balance sheet of Mediagene and its Subsidiaries as of February 28, 2023 and the related unaudited consolidated income statement and statement of changes in equity of Mediagene and its Subsidiaries for the twelve-month period ended February 28, 2023, (ii) a copy of the unaudited consolidated balance sheet of Mediagene and its Subsidiaries as of February 28, 2022 and the related unaudited consolidated income statement and statement of changes in equity of Mediagene and its Subsidiaries for the twelve-month period ended February 28, 2022, and (iii) a copy of the unaudited consolidated balance sheet of Mediagene and its Subsidiaries as of March 31, 2023 and the related unaudited consolidated income statement and statement of changes in equity of Mediagene and its Subsidiaries for the three-month period ended March 31, 2023 (the “Mediagene Financial Statements”). The Mediagene Financial Statements have been prepared in accordance with J-GAAP except for the absence of footnotes and other presentation items and for normal year-end adjustments.

(c)      The Financial Statements present fairly, in all material respects, the consolidated financial position, financial performance and cash flows of the Group Companies as of the dates and for the periods indicated in such Financial Statements.

(d)      The Group Companies have established and maintain systems of internal accounting controls. Such systems are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with IFRS and to maintain accountability for the Group Companies’ assets. None of the Group Companies nor, to the Knowledge of the Company, an independent auditor of the Group Companies has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Group Companies, (ii) any fraud, whether or not material, that involves any Group Company or its management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Group Companies, or (iii) to the Knowledge of the Company, any claim or allegation regarding any of the foregoing.

(e)      Since March 31, 2023 (the “Most Recent Balance Sheet Date”) through and including the date of this Agreement, no Material Adverse Effect has occurred.

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(f)      Since the Most Recent Balance Sheet Date through and including the date of this Agreement, except as expressly contemplated by this Agreement, the other Transaction Agreements or in connection with the transactions contemplated hereby and thereby, as set forth in Section 4.08(f) of the Company Disclosure Letter or as required by applicable Law (including COVID-19 Measures), the Group Companies have carried on their respective businesses in all material respects in the ordinary course of business.

(g)      Merger Sub was formed solely for the purpose of engaging in the Transactions, has not conducted any business and has no assets, liabilities or obligations of any nature other than those incident to its incorporation and pursuant to this Agreement and any other Transaction Agreement to which it is a party, as applicable, and the other transactions contemplated by this Agreement and such Transaction Agreements, as applicable.

Section 4.09      Undisclosed Liabilities. (a) None of the Group Companies (other than Mediagene and its Subsidiaries which are addressed by clause (b)) has any liability, debt, or obligation, whether accrued, contingent, absolute, determined, determinable or otherwise, required to be reflected or reserved for on a balance sheet prepared in accordance with IFRS, and (b) neither Mediagene nor its Subsidiaries has any liability, debt, or obligation, whether accrued, contingent, absolute, determined, determinable or otherwise, required to be reflected or reserved for on a balance sheet prepared in accordance with J-GAAP, except, with respect to each of the foregoing clauses (a) and (b), for liabilities, debts, or obligations (i) reflected or reserved for in the Financial Statements or disclosed in any notes thereto, (ii) that have arisen since the Most Recent Balance Sheet Date in the ordinary course of business of the Group Companies consistent with past practice, (iii) incurred or arising under or in connection with the Transactions, including expenses related thereto, (iv) as set forth in Section 4.09 of the Company Disclosure Letter, or (v) that would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole.

Section 4.10      Litigation and Proceedings. Except as set forth in Section 4.10 of the Company Disclosure Letter, as of the date hereof there are no, and during the last two years prior to the date hereof there have been no, pending or, to the Knowledge of the Company, threatened Actions by or against any Group Company in writing that, if adversely decided or resolved, would reasonably be expected to be material to the business of the Group Companies, taken as a whole. There is no Governmental Order imposed upon any Group Company that would reasonably be expected to be material to the business of the Group Companies, taken as a whole.

As of the date hereof, and except with respect to any investigation under the HSR Act or applicable Competition Laws relating to the transactions contemplated hereby, there is no Action pending or, to the Knowledge of the Company, threatened in writing against any Group Company that (a) involves a claim in excess of $250,000, or (b) if adversely determined, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There are no material outstanding orders or settlement agreements by which any Group Company or any Group Company’s assets or properties are bound.

Section 4.11      Compliance with Laws.

(a)      Each of the Group Companies is, and during the last two years has been, in compliance with all applicable Laws (including, without limitation, any investment Laws, unfair competition Laws, consumer protection Laws, payment related Laws and anti-money laundering Laws in all applicable jurisdictions), except as set forth in Section 4.11(a) of the Company Disclosure Letter and except for such noncompliance which, individually or in the aggregate, would not reasonably be expected to be material to the business of the Group Companies, taken as a whole. None of the Group Companies have received any written notice from any Governmental Authority of a violation of any applicable Law at any time during the last two years, except for any such violation which, individually or in the aggregate, would not reasonably be expected to be material to the business of the Group Companies, taken as a whole. The Company is not a PRC Investor.

(b)      Except as set forth in Section 4.11(b) of the Company Disclosure Letter, each of the Group Companies holds, and during the two year period prior to the date hereof, has held, all material licenses, approvals, consents, registrations and permits of any Governmental Authority necessary for the operation of the business of the Group Companies (the “Company Permits”).

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(c)       Neither any Group Company, any of their respective directors or officers, nor, to the Knowledge of the Company, any of their respective employees or agents acting for or on their behalf, is or has at any time in the last five (5) years violated any Sanctions Laws, Trade Control Laws, or Anti-Corruption Laws.

(d)      For the past five (5) years, neither any Group Company, any of their respective directors or officers, nor, to the Knowledge of the Company, any of their respective employees or agents acting for or on their behalf, offered, promised, provided, or authorized the provision of any money, property, or other thing of value, directly or indirectly, to any Person to improperly influence any action of any Governmental Authority or secure any improper advantage, or to cause the recipient to breach a duty of good faith or loyalty or the policies of their employer in violation of any Anti-Corruption Laws.

(e)      None of the Group Companies has at any time in the last five (5) years (i) made any voluntary, directed, or involuntary disclosure to any Governmental Authority with respect to any alleged act or omission arising under or relating to any non-compliance with any Sanctions Laws, Trade Control Laws, or Anti-Corruption Laws; (ii) been the subject of any inquiry or enforcement proceedings by any Governmental Authority for violations of any Sanctions Laws, Trade Control Laws, or Anti-Corruption Laws; or (iii) violated or received in writing any notice, request, penalty, or citation for any actual or reasonably likely non-compliance with any Sanctions Laws, Trade Control Laws, or Anti-Corruption Laws.

(f)      The Group Companies have in place and have maintained policies and procedures reasonably designed to prevent their officers, employees, contractors, sub-contractors, service providers, and agents acting for or on their behalf from undertaking any activity, practice, or conduct that would constitute an offense under any Sanctions Laws, Trade Control Laws, or Anti-Corruption Laws.

Section 4.12      Contracts; No Defaults.

(a)      Section 4.12(a) of the Company Disclosure Letter contains a true, correct and complete list of all Contracts described in clauses (i) through (xix) of this Section 4.12(a) to which, as of the date of this Agreement, one or more Group Companies is a party (all such Contracts as described in clauses (i) through (xiv), collectively, the “Material Contracts”). True, correct and complete copies of the Material Contracts have been made available to SPAC.

(i)      any Contract for the purchase of materials, supplies, goods, services, equipment or other assets providing for aggregate annual payments by any Group Company in excess of $500,000;

(ii)      any sales, distribution or other similar Contract providing for the sale by any Group Company of materials, supplies, goods, services, equipment or other assets that provides for annual payments to the Group Companies in excess of $500,000;

(iii)      any Contract with third party publishers, writers, creators, content producers or other holders of Intellectual Property rights, and any agreement pursuant to which any Intellectual Property rights have been licensed, sold, assigned or otherwise conveyed, transferred or provided either to or from any Group Company;

(iv)      any Contract relating to the (x) acquisition or disposition of any material part of the business of the Group Companies, taken as a whole (whether by merger or sale of stock) or (y) sale of any assets of such business;

(v)      any Contract involving financing or borrowing of money or relating to Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) in excess of $500,000;

(vi)      any guarantee or grant of security interest for debt of a third party by any Group Company, and any agreements of indemnity, surety or similar contracts, whether direct or indirect;

(vii)       personal property leases involving payments of more than $500,000 in the aggregate;

(viii)      any Contract containing covenants not to compete in any line of business or with any Person in any geographical area or not to solicit customers or employees of any Person;

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(ix)      any Contract granting exclusive rights to Intellectual Property rights or otherwise contemplating an exclusive relationship between any Group Company and any other Person (excluding click-wrap and shrink-wrap licenses and licenses for off-the-shelf Software and other Software that is commercially available on standard terms to the public generally and open source licenses);

(x)      any Contract concerning a joint venture, strategic alliance, collaboration, or partnership agreement with any Person (other than Contracts between wholly-owned Subsidiaries of the Company);

(xi)      any Contract with a Governmental Authority;

(xii)      any Contract that contains any fixed or indexed pricing, “most-favored nation” pricing or similar pricing terms or provisions regarding minimum volumes, volume discounts, or rebates;

(xiii)      any collective bargaining agreement or other labor Contract with any labor union, trade association, labor organization or works council or any arrangement with an employer organization (each a “CBA”);

(xiv)      any Contract that provides for transaction bonus, retention, or severance benefits that would be triggered by the Transactions;

(xv)      any agreement that grants any Person other than the Group Companies any rights of first refusal, rights of first negotiation or similar rights with respect to any material properties, assets or business of the Group Companies, taken as a whole;

(xvi)      all employment Contracts (other than offer letters or employment agreements with employees employed by any Group Company entered into in the ordinary course of business that (A) provide for annual salary of less than $200,000 and (B) are consistent with the Company’s standard form of offer letter and/or employment agreement);

(xvii)      any Contract that contains indemnification obligations of the Group Companies;

(xviii)      any Contract that is a coexistence agreement, settlement agreement, covenant not to sue, or similar agreement, in each case under which any Group Company is materially restricted in its right to use, enforce or register any Owned Intellectual Property; and

(xix)      any outstanding written commitment to enter into any Contract of the types described in this Section 4.12(a).

(b)      Except (x) to the extent that any Material Contract expires, terminates or is not renewed following the date of this Agreement upon the expiration of the stated term thereof, and (y) for such failures to be legal, valid and binding or to be in full force and effect as would not reasonably be expected to be material to the business of the Group Companies, taken as a whole, each Material Contract is (i) in full force and effect and (ii) represents the valid and binding obligations of one or more of the Group Companies party thereto and, to the Knowledge of the Company, represents the valid and binding obligations of the other parties thereto, in each case, subject to the Enforceability Exceptions. Except where the occurrence of such notice, breach, default or failure to perform would not have a Material Adverse Effect, none of the Group Companies, nor, to the Knowledge of the Company, any other party thereto is in breach of or default under any Material Contract (with or without notice or lapse of time or both).

Section 4.13      Company Benefit Plans.

(a)      Section 4.13(a) of the Company Disclosure Letter sets forth a true, correct and complete list of each material Company Benefit Plan. For purposes of this Agreement, a “Company Benefit Plan” is any written or unwritten plan, contract, agreement, policy or other arrangement providing for or relating to employment, consulting, compensation, severance, deferred compensation, bonus, performance awards, stock or stock-related awards, fringe benefits, disability benefits, supplemental employment benefits, sick and vacation benefits, death benefits, retirement benefits, pension, gratuity, provident fund, savings, profit-sharing, post-retirement benefits, termination, change in control, incentive compensation, retention, group insurance, hospitalization, medical, dental or life (including all individual life insurance policies as to which any Group Company is the owner or beneficiary), employee loan, educational assistance, or other employee benefits or remuneration of any kind, in

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each case, including but not limited to, any “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) (i) which has been entered into, sponsored, maintained or contributed to by any Group Company (or for which any Group Company is required to enter into, sponsor, maintain, or contribute to), or (ii) with respect to any Group Company has any liability or could reasonably be expected to have any liability (including any contingent liability), but not including any of the foregoing sponsored or maintained by a Governmental Authority.

(b)      With respect to each Company Benefit Plan, the Company has made available to SPAC copies, to the extent applicable, of (i) each Company Benefit Plan (including a written summary of any unwritten plan) and all amendments thereto, (ii) each summary plan description (including any summaries of material modifications thereto), (iii) the most recent Internal Revenue Service opinion or determination letter, (iv) any insurance policies or contracts, trust agreements, or other funding mechanisms, (v) Forms 5500 for the three most recently completed plan years, (vi) nondiscrimination testing results for the three most recently completed plan years, and (vii) any non-routine correspondence from any Governmental Authority within the past three years if a material liability remains.

(c)      Each Company Benefit Plan has been established, maintained and operated in compliance with its terms, ERISA, the Code and all applicable Laws in all material respects. All contributions or premiums payments due with respect to each Company Benefit Plan have been timely paid or contributed in all material respects. There are no Actions, investigations, audits, or claims (other than for routine claims for benefits) pending or, to the Knowledge of the Company, threatened with respect to any Company Benefit Plan, and each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code is the subject of a favorable determination letter from the Internal Revenue Service as to its qualified status, or may rely upon an opinion letter for a prototype or volume submitter plan and, to the Knowledge of the Company, nothing has occurred since the date of such letter that would reasonably be expected to result in the disqualification of such plan.

(d)      None of the Company Benefit Plans provide, and no Group Company has any obligation to provide, welfare benefits after retirement or other termination of employment, other than as required by (i) Part 6 of Title I of ERISA or similar state Law (“COBRA”) for which the covered Person pays the full premium cost of coverage or (ii) any other applicable local Law.

(e)      No Company Benefit Plan is and no Group Company or any ERISA Affiliate has ever, maintained, contributed to, been required to contribute to or had any liabilities with respect to (i) any defined benefit pension plan or any employee benefit subject to Section 302 or Title IV of ERISA or Section 412 of the Code, (ii) any multiemployer plan (as defined in Section 3(37) of ERISA), (iii) any multiple employer plan (within the meaning of Section 413(c) of the Code), or (iv) any multiple employer welfare arrangement.

(f)      Each Company Benefit Plan that is a nonqualified deferred compensation plan within the meaning of Section 409A(d)(1) of the Code has been administered, maintained, and operated in all material respects in both documentary and operational compliance with Section 409A of the Code, to the extent applicable. No Person is entitled to any gross-up, make-whole, or other additional payment from any Group Company with respect to any Tax or interest or penalty related thereto under Sections 4999 or 409A of the Code.

(g)      Except as set forth on Section 4.13(g) of the Company Disclosure Letter, neither the execution and delivery of this Agreement by the Company nor the consummation of the Merger will (whether alone or in connection with any subsequent event(s)) (i) entitle any current or former employee, officer, director or other service provider of any Group Company (each, a “Company Service Provider”) to severance, retention or change in control or any other payment or benefit, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such Company Service Provider, (iii) require any contributions or payments to fund any obligations to a Company Service Provider under any Company Benefit Plan or otherwise, (iv) limit or restrict the right to merge, amend, or terminate any Company Benefit Plan, or (v) result in the payment or provision of any amount that could individually or in combination with any other payment constitute an “excess parachute payment” within the meaning of Section 280G of the Code.

(h)      Except as set forth on Section 4.13(h) of the Company Disclosure Letter, each Company Benefit Plan that is sponsored, maintained or contributed to for a Company Service Provider whose principal work location is in a jurisdiction other than the United States complies in all material respects with the applicable laws of such jurisdiction, and if required to be registered with a Governmental Authority, has been so registered. To the extent any such Company Benefit Plan is intended to qualify for favorable tax treatment, such Company Benefit Plan

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satisfies all applicable requirements to qualify for such tax treatment in all material respects. None of the Group Companies have any material unfunded liabilities (to the extent such obligations are required to be funded under applicable Law) or have any material outstanding penalties with respect to any such Company Benefit Plan.

Section 4.14      Labor Matters.

(a)      No Group Company is party to or bound by any CBA, nor is any such Contract, as of the date of this Agreement, being negotiated. Except as would not reasonably be expected to be material to the business of the Group Companies, taken as a whole, (i) there are, and since December 31, 2018, there have been, no lawsuit, arbitration, administrative proceeding or dispute, or other Action with any labor union, worker’s council or labor organization pending before any Governmental Authority and relating to labor relations or employment matters (including layoffs, restructurings or general working conditions) and (ii) there is no, and since December 31, 2018, there has been no slowdown, work stoppage, lockout, strike or union organizing against any Group Company, in each case, pending or, to the Knowledge of the Company, threatened. No labor union or other collective bargaining unit represents or, to the Knowledge of the Company, claims to represent any of the Company Employees.

(b)      Each of the Group Companies (i) is and has been during the past five (5) years in compliance in all material respects with all applicable Laws pertaining to employment and employment practices, including, without limitation, each Law relating to labor relations; statutory pension contributions (including, without limitation, the defined benefit plan as required under the LSA and the defined contribution plan as required under the LPA); social insurance schemes (including, without limitation, the national health insurance as required under the NHIA and the labor insurance as required under the LIL); equal employment opportunities; fair employment practices; employment discrimination, harassment, or retaliation; reasonable accommodation; disability rights or benefits; immigration and work authorizations; wages and hours; worker classification; overtime compensation; child labor, hiring, promotion, assignments, and termination of employees; working conditions; meal and break periods; privacy; health and safety; leaves of absence; paid sick leave or vacation; workers’ compensation and unemployment insurance; and drug screens, background checks, and credit checks; (ii) has no material liability for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing; and (iii) has no material liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for any Company Employee (other than routine payments to be made in the normal course of business and consistent with past practice).

(c)      Except as set forth on Section 4.13(g) of the Company Disclosure Letter, there are no currently pending, and have not been during the past three (3) years, any actions, suits, claims (oral or written), charges, complaints, grievances, arbitrations, investigations or other Action against any Group Company, or to the Knowledge of the Company, threatened to be brought or filed, by or with any Person or any Governmental Authority or arbitrator in connection with the employment or engagement of any current or former employee, applicant, contractor, or other service provider of any Group Company that, if adversely decided or resolved, would reasonably be expected to be material to the business of the Group Companies, taken as a whole, including, without limitation, any claim relating to employment discrimination, harassment, retaliation, equal pay, wage or hours violations, unpaid wages, misclassification, unpaid commissions, wrongful termination or any other employment related matter arising under applicable Laws.

(d)      Except as would not reasonably be expected to be material to the business of the Group Companies, taken as a whole, each Person providing services to the Group Companies that has been characterized as a consultant or independent contractor and not as an employee has been properly characterized pursuant to applicable Law as such and the Group Companies do not have any liability or obligations arising out of the hiring or retention of Persons to provide services to the Group Companies and treating such Persons as consultants or independent contractors and not as employees of the Group Companies.

(e)      To the Knowledge of the Company, during the past three (3) years, (i) no allegations of sexual harassment or discrimination have been made against any (A) officer or director of any Group Company, or (B) any employee of the Group Companies who, directly or indirectly, supervises or has managerial authority over other employees or service providers of the Group Companies, and (ii) the Group Companies have not entered into any settlement agreement or conducted any investigation related to allegations of harassment or discrimination by an employee, contractor, director, officer, or other representative of the Group Companies.

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Section 4.15      Tax Matters.

(a)      Except as would not have a Material Adverse Effect:

(i)      All Tax Returns required to be filed by any Group Company have been filed (taking into account applicable extensions permitted under applicable Law) and all such Tax Returns are true, correct and complete in all material respects.

(ii)      All Taxes required to be paid by the Group Companies have been timely and duly paid.

(iii)      Except as set forth on Section 4.15(a)(iii) of the Company Disclosure Letter, no Tax audit, claims, assessments, investigations, examination or other proceeding with respect to Taxes of any Group Company is pending or otherwise in progress or has been threatened in writing by any Governmental Authority.

(iv)      All Taxes required by applicable Tax Laws to be withheld by the Group Companies have been withheld and paid over to the appropriate Governmental Authority, including with respect to any amounts owing to any employee, independent contractor, shareholder, creditor, or other third party.

(v)      There are no Liens with respect to Taxes on any of the assets of any of the Group Companies, other than Permitted Liens.

(vi)      Except as set forth on Section 4.15(a)(vi) of the Company Disclosure Letter, there are no written assessments or deficiencies made against any Group Company as a result of any audit, examination, dispute, claim, proceeding or other action concerning any Tax liability of any Group Company that have not been paid or otherwise resolved.

(vii)      No Group Company is a party to or bound by any written Tax allocation, Tax indemnity or Tax sharing agreement (other than pursuant to commercial Contracts, the primary purpose of which is not related to the sharing of Taxes).

(viii)      No Group Company has participated in any transaction in violation of any applicable anti-avoidance rules under applicable Tax Laws.

(ix)      The Group Companies have no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes.

(x)      There are no outstanding requests by the Group Companies for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return, other than extensions in the ordinary course of business consistent with past practice.

(xi)      The Company is treated as a corporation and has not made any election to elect or change its classification since formation for U.S. federal (and applicable U.S. state and local) income Tax purposes.

(xii)      The Group Companies have not taken or agreed to take any action (or permitted any action to be taken) that would reasonably be expected to prevent the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment (with the exception of any actions contemplated by this Agreement or any other Transaction Agreement); provided that no representation or warranty is made in this Section 4.15(a)(xii) regarding any utilization of cash or cash equivalents in the Trust Account after Closing.

(xiii)      The Group Companies have not engaged in (or agreed to engage in) any transaction or made (or agreed to make) any election that would result in a liquidation of SPAC for U.S. federal income tax purposes.

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(xiv)      The Group Companies have not been a member of an affiliated, consolidated or similar Tax group or otherwise have any liability for the Taxes of any Person (other than the Group Companies) under applicable Laws. The Group Companies have not had any material liability for the Taxes of another Person under Treasury Regulations Section 1.1502-6 (or similar provision of state, local or non-U.S. Law), as transferees or successors, or by Contract (including any Tax sharing, indemnity, allocation or similar agreement but excluding any commercial contract not primarily relating to the sharing of Taxes).

(xv)      No written claim has been made by any Governmental Authority with respect to a jurisdiction in which a Group Company does not file a Tax Return that such member is subject to Tax in that jurisdiction that would be the subject of or covered by such Tax Return, which claim remains outstanding.

(xvi)      For applicable income Tax purposes, no member of the Group Companies is a tax resident of, or has a permanent establishment, branch or representative office in, any country other than the country of its organization.

(xvii)      The Group Companies have not entered into any private letter ruling, technical advice memorandum, closing agreement, settlement agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to Taxes that remains in effect, nor is there any written request by the Company outstanding for any such ruling, memorandum or agreement.

(xviii)      The Group Companies have complied in all material respects with all applicable requirements concerning value added or similar Tax.

(xix)      No Group Company organized in a jurisdiction outside of the United States (i) is treated as a domestic corporation (as such term is defined in Section 7701 of the Code) for U.S. federal income tax purposes, (ii) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code, (iii) is treated as a domestic corporation under Section 7874(b) of the Code, or (iv) is a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(xx)      In the past two (2) years, the Group Companies have not distributed stock of another person, or has had its shares distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(xxi)      To the Knowledge of the Company, the Group Companies will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) beginning after the Closing Date as a result of any (i) installment sale or open transaction disposition made by the Company Group prior to the Closing (other than transactions under this Agreement or any Transaction Agreement), (ii) change in any method of accounting of the Company for any taxable period (or portion thereof) ending on or prior to the Closing Date made or required by applicable Law to be made prior to the Closing, (iii) any “closing agreement” as described in Section 7121 of the Code (or any comparable, analogous or similar provision under any state, local or foreign Tax law) executed by the Company prior to the Closing, or (iv) any prepaid amount received prior to the Closing outside the ordinary course of business.

Section 4.16      Real Property; Assets.

(a)      No Group Company owns any real property.

(b)      A true, correct and complete copy of each Contract entered into prior to the date hereof, pursuant to which any Group Company leases, subleases or occupies any real property (other than Contracts for ordinary course arrangements at “shared workspace” or “coworking space” facilities that are not material) (“Company Leases”) has been made available to SPAC.

(c)      Except in the ordinary course of business, as of the date hereof, no Group Company has subleased any real property subject to a Company Lease or any material portion thereof.

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Section 4.17      Intellectual Property and IT Security.

(a)      Section 4.17(a) of the Company Disclosure Letter sets forth (i) a true, correct and complete list, as of the date hereof, of all the issued and registered Intellectual Property and applications therefor, in each case, owned or purported to be owned by the Group Companies (the “Registered Intellectual Property”), specifying as to each, as applicable, the jurisdiction by or in which it has been issued, registered, or filed, and the registration or application serial number, the issue or registration date, and solely with respect to patents, the filing or application date; and (ii) a true, correct and complete list of material Company Software. The Registered Intellectual Property have not been held invalid or unenforceable by any Governmental Authority, and are in full force and effect, and payment of all renewal and maintenance fees and expenses in respect thereof, and all filings related thereto, have been duly made.

(b)      The Group Companies exclusively own all Owned Intellectual Property free and clear of any Liens (other than Permitted Liens) and, except as would reasonably be expected to be material to the Company’s business, have a valid and enforceable (subject to the Enforceability Exceptions) license, or other right to use, all other Intellectual Property necessary for the operation of their businesses as presently conducted (“Licensed Intellectual Property”, and together with the Owned Intellectual Property, the “Company Intellectual Property”). No funding or resources of any Governmental Authority or research or educational institution were used to develop any part of the Owned Intellectual Property. No Group Company has participated in any standards-setting process that imposes a commitment or obligation to license, or offer to license, any Owned Intellectual Property as a result of or in connection with its participation in such standards-setting process.

(c)      To the Knowledge of the Company, all Owned Intellectual Property is valid and enforceable. As of the date of this Agreement, except as set forth in Section 4.17(c) of the Company Disclosure Letter, (i) there are no (and for the past three (3) years has not been any) Actions pending or threatened in writing against any Group Company, (A) challenging the validity, enforceability, ownership, or use of any Owned Intellectual Property or (B) asserting any infringement, dilution, violation or misappropriation by the Company or the conduct of the Company’s business of the Intellectual Property of any Person in any material respect, (ii) no Group Company, nor the conduct of the business of any Group Company as currently conducted is infringing upon, misappropriating or otherwise violating, or has in the past three (3) years infringed upon, misappropriated, or otherwise violated, any Intellectual Property rights of any Person in any material respect, and (iii) to the Knowledge of the Company, no Person is infringing, misappropriating, or otherwise violating, or has in the past three (3) years, infringed upon, misappropriated or otherwise violated, any Owned Intellectual Property in any material respect.

(d)      The Group Companies have in place commercially reasonable measures designed to protect and maintain all material Owned Intellectual Property, including the confidentiality of any material trade secrets included therein. Each Company Service Provider who independently or jointly contributed to or otherwise participated in the authorship, conception or development of any Owned Intellectual Property (each such Person, a “Creator”) in any material respect has validly assigned to or vested ownership in the Group Companies all of such Creator’s rights in and to Owned Intellectual Property, whether through valid and binding proprietary rights agreements, employment agreements, work-for-hire agreements, or other Contract. To the Knowledge of the Company, there has been no disclosure of any trade secrets material to the operation of the business of the Group Companies as currently conducted, other than in the ordinary course of business pursuant to a written confidentiality agreement.

(e)      None of the Software included in the Owned Intellectual Property (“Company Software”) that incorporates any Software that is subject to any “open source”, “copyleft” or analogous license (including any license approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, GPL, AGPL or other open source Software license) is used by the Group Companies in a manner that requires that any of the Company Software to be (x) disclosed or distributed in source code form, (y) licensed for the purpose of making derivative works, or (z) redistributable at no charge or minimal charge. No source code of any Company Software has been licensed, escrowed or delivered to any third party, including an escrow agent, except to any third party Software developer or consultant engaged by any Group Company through a written agreement with customary confidentiality obligations for the purpose of developing or maintaining any Company Software.

(f)      The Group Companies have established an Information Security Program that is appropriately maintained by the Group Companies, and to the Knowledge of the Company there have been no material violations of the Information Security Program. To the Knowledge of the Company, the IT Systems of the Company are fully

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functional and operate and perform in all material respects in a manner sufficient to conduct the businesses of the Group Companies as currently conducted. All Company Data will continue to be available for Processing by the Company immediately following the Closing on substantially the same terms and conditions as existed immediately before the Closing.

(g)      Except as set forth on Section 4.17(g) of the Company Disclosure Letter, the Group Companies, and with respect to the processing of Company Data, to the Knowledge of the Company, its data processors, comply and have complied with the Data Protection Requirements in all material respects and the written and published policies of the Group Companies.

(h)      To the Knowledge of the Company, the Company and its data processors have not suffered and are not suffering a Security Incident, have not been and are not required to notify any Person or Government Entity of any Security Incident, and have not been and are not adversely affected by any malicious code, ransomware or malware attacks, or denial-of-service attacks on any IT Systems of the Company. There is no current Action pending, or, to the Knowledge of the Company, threatened in writing, against any Group Company, including by any Governmental Authority, with respect to its Processing of Personal Data or its noncompliance with any Data Protection Requirements.

Section 4.18      Brokers’ Fees. Other than as set forth on Section 4.18 of the Company Disclosure Letter, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar fee, commission or other similar payment in connection with the Transactions based upon arrangements made by or on behalf of any Group Company.

Section 4.19      Information Supplied. The information supplied or to be supplied by the Group Companies or their respective Representatives in writing specifically for inclusion in the Proxy Statement/Prospectus shall not, at (a) the time the Proxy Statement/Prospectus is declared effective, (b) the time the Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to the Company Shareholders, and (c) the time of the Company Extraordinary General Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of SPAC, its Affiliates or their respective Representatives.

Section 4.20

Section 4.21      Environmental Matters. To the Company’s Knowledge, (a) each of the Company and its Subsidiaries is, and during the last two (2) years has been, in compliance in all material respects with all material applicable Environmental Laws, which compliance includes the possession of all Company Permits required under applicable Environmental Laws for the operation of the business of the Company and its Subsidiaries; (b) neither the Company nor any of its Subsidiaries has received any written notice, claim, demand, complaint, citation, request for information or Governmental Order, and there is no Action pending or threatened in writing against the Company or any of its Subsidiaries, alleging any material violation of or material liability under Environmental Laws in connection with the conduct of the business of the Company and its Subsidiaries; and (c) there has been no Release of Hazardous Material by the Company or any of its Subsidiaries, or any other Person, on, at, under or from any property currently or formerly owned, leased or operated by the Company or any of its Subsidiaries in a manner that would reasonably be expected to result in a Material Adverse Effect.

Section 4.22      Insurance. With respect to each material insurance policy covering the Group Companies (other than any insurance policies held in connection with any Company Benefit Plans), in all material respects, (a) such insurance policy is in full force, (b) there is no material claim in excess of $500,000 pending as of the date hereof under any of such insurance policies as to which coverage has been denied in writing by the underwriters of such policies and (c) no Group Company has received written notice of cancellation, termination, material reduction in coverage or disallowance or material increase in premium (other than ordinary course increases that are not material to the Group Companies taken as a whole) of any insurance policy that is held by, or for the benefit of, any Group Company.

Section 4.23      No Other Representations. Except as provided in this Article IV, neither the Company, nor the Company Shareholders, nor any other Person has made, or is making, any representation or warranty whatsoever in respect of the Group Companies or their respective businesses.

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Article V
Representations and Warranties of SPAC

Except as set forth in (i) the disclosure letter delivered by SPAC to the Company dated as of the date of this Agreement (the “SPAC Disclosure Letter”) (each section of which, subject to Section 11.17, qualifies the representations in this Article V), or (ii) any of SPAC’s SEC Reports filed on or prior to the date of this Agreement (excluding any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature) (it being acknowledged that nothing disclosed in such SEC Reports will be deemed to modify or qualify the representations and warranties set forth in Section 5.12), SPAC represents and warrants to the Company as follows:

Section 5.01      Corporate Organization. SPAC is an exempted company duly incorporated, is validly existing and is in good standing under the Laws of the Cayman Islands and has the corporate power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted. SPAC has made available to the Company true and correct copies of its Organizational Documents as in effect as of the date hereof. SPAC is duly licensed or qualified and in good standing (where such concept is applicable) as a foreign entity in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a SPAC Impairment Effect.

Section 5.02      Due Authorization.

(a)      SPAC has the requisite corporate power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is or will be a party and (subject to the consents, approvals, authorizations and other requirements described in Section 5.05 and the SPAC Shareholder Approval) to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such other Transaction Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the SPAC Board and, other than the consents, approvals, authorizations and other requirements described in Section 5.05 and the SPAC Shareholder Approval, no other corporate proceeding on the part of SPAC is necessary to authorize this Agreement or any other Transaction Agreements or SPAC’s performance hereunder or thereunder. This Agreement has been, and each such other Transaction Agreement has been or will be (when executed and delivered by SPAC), duly and validly executed and delivered by SPAC and, assuming due and valid authorization, execution and delivery by each other party hereto and thereto, this Agreement constitutes, and each such other Transaction Agreement constitutes or will constitute a valid and binding obligation of SPAC, enforceable against SPAC in accordance with its terms, subject to the Enforceability Exceptions.

(b)      The only approvals or votes required from the holders of SPAC’s Equity Securities in connection with the consummation of the Transactions, including the Closing are as set forth on Section 5.02(b) of the SPAC Disclosure Letter.

(c)      At a meeting duly called and held, the SPAC Board has unanimously (i) determined that it is in the best interests of SPAC and the SPAC Shareholders, and declared it advisable, for SPAC to enter into this Agreement and the other Transaction Agreements to which it is or will be a party, (ii) determined that the fair market value of the Company is equal to at least 80% of the amount held in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) as of the date hereof, (iii) approved the Transactions as a Business Combination, (iv) approved this Agreement, the other Transaction Agreements to which it is or will be a party and the Transactions, including the Merger and the Plan of Merger and (v) adopted a resolution recommending to the SPAC Shareholders the approval of the SPAC Transaction Proposals.

Section 5.03      No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 5.05 and obtaining the SPAC Shareholder Approval, the execution, delivery and performance of this Agreement and any other Transaction Agreement to which SPAC is or will be a party, and the consummation of the transactions contemplated hereby and thereby do not and will not (a) conflict with or violate any provision of, or result in the breach of SPAC’s Organizational Documents, (b) contravene or conflict with or constitute a violation of any provision of any Law, Permit or Governmental Order binding on or applicable to SPAC, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a

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default under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, any of the terms, conditions or provisions of any Contract to which SPAC is a party, or (d) result in the creation of any Lien upon any of the properties or assets of SPAC (including the Trust Account), except in the case of each of clauses (b) through (d) as would not have a SPAC Impairment Effect.

Section 5.04      Litigation and Proceedings. Since its incorporation, there has been no pending or, to the Knowledge of SPAC, threatened Actions by or against SPAC that, if adversely decided or resolved, would have a SPAC Impairment Effect. There is no Governmental Order currently imposed upon SPAC that would have a SPAC Impairment Effect. SPAC is not party to any settlement or similar agreement regarding any of the matters set forth in the two preceding sentences that contains any ongoing obligations, restrictions or liabilities (of any nature) that would have a SPAC Impairment Effect.

Section 5.05      Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of the Group Companies contained in this Agreement, no notice to, action by, consent, approval, permit or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of SPAC with respect to SPAC’s execution, delivery and performance of this Agreement and the other Transaction Agreements to which it is or will be a party and the consummation of the transactions contemplated hereby and thereby, except for (i) the filing with the SEC of (A) the Proxy Statement/Prospectus and the declaration of the effectiveness thereof by the SEC, (B) any other documents or information required pursuant to applicable requirements, if any, of applicable Securities Laws, and (C) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the other Transaction Agreements or the Transactions, (ii) compliance with and filings or notifications required to be filed with the state securities regulators pursuant to “blue sky” Laws and state takeover Laws as may be required in connection with this Agreement, the other Transaction Agreements or the Transactions, (iii) the filing of the Plan of Merger and related documentation with the Cayman Islands Registrar of Companies in accordance with the Cayman Companies Law, and (iv) any such notices to, actions by, consents, approvals, permits or authorizations of, or designations, declarations or filings with, any Governmental Authority, the absence of which would not have a SPAC Impairment Effect.

Section 5.06      Trust Account. As of the date hereof, there is at least $193,545,000 held in a trust account (the “Trust Account”), maintained by the Trustee pursuant to the Trust Agreement (including an aggregate of approximately $6,641,250 of deferred underwriting commissions and other fees being held in the Trust Account), such monies invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the SEC Reports to be inaccurate in any material respect or, to SPAC’s Knowledge, that would entitle any Person (other than (a) holders of SPAC Class A Shares who shall have elected to redeem such shares pursuant to SPAC’s Organizational Documents, (b) the underwriters of SPAC’s initial public offering with respect to deferred underwriting commissions, or (c) in respect of Taxes) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than to pay Taxes and payments with respect to exercise of the SPAC Shareholder Redemption Right by any SPAC Shareholder consistent with SPAC’s Organizational Documents and the Trust Agreement. There are no claims or proceedings pending or, to the Knowledge of SPAC, threatened with respect to the Trust Account. SPAC has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach by SPAC thereunder. As of the Effective Time, the obligations of SPAC to dissolve or liquidate within a specific time period pursuant to SPAC’s Organizational Documents shall terminate, and as of the Effective Time, SPAC shall have no obligation whatsoever pursuant to SPAC’s Organizational Documents to dissolve and liquidate the assets of SPAC by reason of the consummation of the transactions contemplated hereby. To SPAC’s Knowledge, as of the date hereof, following the Effective Time, no SPAC Shareholder shall be entitled to receive any amount from the Trust Account except to the extent such SPAC Shareholder is exercising a SPAC Shareholder Redemption Right. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, SPAC does not have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account (after giving effect to any exercise of the SPAC Shareholder Redemption Rights and release of funds in accordance with the terms of SPAC’s Organizational Documents and the Trust Agreement) will not be available to SPAC on the Closing Date.

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Section 5.07      Brokers’ Fees. Other than as set forth on Section 5.07 of the SPAC Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee, underwriting fee, deferred underwriting fee, commission or other similar payment in connection with the Transactions or any other potential Business Combination or other transaction considered or engaged in by or on behalf of SPAC based upon arrangements made by or on behalf of SPAC or any of its Affiliates, including the Sponsor.

Section 5.08      SEC Reports; Financial Statements; Sarbanes-Oxley Act; Undisclosed Liabilities.

(a)      SPAC has filed or furnished in a timely manner all required registration statements, reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC pursuant to the Federal Securities Laws since SPAC’s organization (collectively, each as it has been amended, supplemented or restated since the time of its filing and including all exhibits and schedules thereto and other information incorporated therein, the “SEC Reports”). Except as set forth on Section 5.08(a) of the SPAC Disclosure Letter, each SEC Report, as of their respective dates (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise (collectively, the “Federal Securities Laws”) (including, as applicable, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and any rules and regulations promulgated thereunder). None of the SEC Reports as of their respective dates and at the time they were filed with the SEC (except to the extent that information contained in any SEC Report has been superseded by a subsequently filed SEC Report) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the SEC Reports. To SPAC’s Knowledge, as of the date of this Agreement, none of the SEC Reports is subject to ongoing SEC review or investigation.

(b)      The SEC Reports contain true and complete copies of the applicable financial statements of SPAC required to be contained in such SEC Reports. Except as set forth in Section 5.08(b) of the SPAC Disclosure Letter, the audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the SEC Reports (i) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to SPAC, in effect as of the respective dates thereof (including, to the extent applicable to SPAC, Regulation S-X under the Securities Act), (ii) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (iii) fairly present in all material respects the financial condition of SPAC on a consolidated basis as of the dates indicated therein, and the results of operations and cash flows of SPAC on a consolidated basis for the periods indicated therein (subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), and (iv) have been prepared in accordance with the books and records of SPAC. SPAC does not have any material off-balance sheet arrangements that are not disclosed in the SEC Reports.

(c)      Except as not required in reliance on exemptions from various reporting requirements by virtue of SPAC’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, SPAC has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to SPAC is made known to SPAC’s principal executive officer and its principal financial officer. Such disclosure controls and procedures are designed to be effective in timely alerting SPAC’s principal executive officer and principal financial officer of material information required to be included in SPAC’s financial statements included in SPAC’s periodic reports required under the Exchange Act.

(d)      Except as not required in reliance on exemptions from various reporting requirements by virtue of SPAC’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, SPAC maintains a system of internal accounting controls sufficient to provide reasonable assurance that (w) transactions are executed in accordance with management’s general or specific authorizations, (x) transactions are recorded as necessary to

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permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (y) access to assets is permitted only in accordance with management’s general or specific authorization and (z) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. SPAC maintains, and since its incorporation has maintained, books and records of SPAC in the ordinary course of business that are accurate and complete in all material respects and reflect the revenues, expenses, assets and liabilities of SPAC in all material respects.

(e)      Neither SPAC (nor, to the Knowledge of SPAC, any employee thereof) nor SPAC’s independent auditors has identified or been made aware in writing of a (i) “significant deficiency” in the internal controls over financial reporting of SPAC, (ii) “material weakness” in the internal controls over financial reporting of SPAC or (iii) fraud, whether or not material, that involves management or other employees of SPAC who have a significant role in the internal controls over financial reporting of SPAC. Since the organization of SPAC, neither SPAC (nor, to the Knowledge of SPAC, any employee thereof) nor SPAC’s independent auditors has received or otherwise had or obtained knowledge of any written complaint, allegation, assertion or claim that SPAC has engaged in questionable accounting or auditing practices.

(f)      Each director and executive officer of SPAC has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder.

(g)      SPAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act. There are no outstanding loans or other extensions of credit made by SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SPAC.

(h)      Except as set forth on Section 5.08(h) of the SPAC Disclosure Letter, SPAC has no liabilities, debts or obligations, whether accrued, contingent, absolute, determined, determinable or otherwise, except for liabilities, debts or obligations (i) incurred or arising under or in connection with the Transactions, including expenses related thereto, (ii) reflected or reserved for on the financial statements or disclosed in the notes thereto included in the SEC Reports, (iii) that have arisen since the date of the most recent balance sheet included in the SEC Reports in the ordinary course of business, consistent with past practice, of SPAC, or (iv) which would not reasonably be expected to be material to SPAC.

Section 5.09      Compliance with Laws. SPAC is, and since its incorporation has been, in compliance in all material respects with all applicable material Laws. SPAC has not received any written notice from any Governmental Authority of a violation of any applicable material Law since its incorporation, except for any such violation that would not reasonably be expected to be material to SPAC. SPAC holds, and since its incorporation has held, all material licenses, approvals, consents, registrations, franchises and permits necessary for the lawful conduct of the business of SPAC (the “SPAC Permits”). SPAC is, and since its incorporation has been, in compliance with and not in default under such SPAC Permits, in each case, except for such noncompliance that would not reasonably be expected to be material to SPAC.

Section 5.10      Business Activities.

(a)      Since its incorporation, SPAC has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination or related to SPAC’s initial public offering. Except as set forth in SPAC’s Organizational Documents, there is no Contract, commitment, or Governmental Order binding upon SPAC or to which SPAC is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of SPAC or any acquisition of property by SPAC, any of the Group Companies or the conduct of business by SPAC, the Group Companies as currently conducted or as contemplated to be conducted, in each case, following the Closing in any material respects.

(b)      SPAC does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, neither SPAC nor any of its Subsidiaries has any interests, rights, obligations or liabilities with respect to, or is party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination.

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(c)      Except for this Agreement and the other Transaction Agreements or as set forth on Section 5.10(c) of the SPAC Disclosure Letter, SPAC is not a party to any Contracts with any other Person that would require payments by SPAC after the date hereof in excess of $300,000 in the aggregate with respect to any individual Contract, other than Working Capital Loans. As of the date hereof, there are no amounts outstanding under any Working Capital Loans.

Section 5.11      Tax Matters.

(a)      Except as would not have a SPAC Impairment Effect:

(i)      All Tax Returns required to be filed by SPAC have been filed (taking into account applicable extensions permitted under applicable Law) and all such Tax Returns are true, correct and complete in all material respects.

(ii)      All Taxes required to be paid by SPAC have been timely and duly paid.

(iii)      Except as set forth on Section 5.11(a)(iii) of the SPAC Disclosure Letter, no Tax audit, claims, assessments, investigations, examination or other proceeding with respect to Taxes of SPAC is pending or otherwise in progress or has been threatened in writing by any Governmental Authority.

(iv)      All Taxes required by applicable Tax Laws to be withheld by SPAC have been withheld and paid over to the appropriate Governmental Authority, including with respect to any amounts owing to any employee, independent contractor, shareholder, creditor, or other third party.

(v)      There are no Liens with respect to Taxes on any of the assets of SPAC, other than Permitted Liens.

(vi)      Except as set forth on Section 5.11(a)(vi) of the SPAC Disclosure Letter, there are no written assessments or deficiencies made against SPAC as a result of any audit, examination, dispute, claim, proceeding or other action concerning any Tax liability of SPAC that have not been paid or otherwise resolved.

(vii)      SPAC is not a party to or bound by any written Tax allocation, Tax indemnity or Tax sharing agreement (other than pursuant to commercial Contracts the primary purpose of which is not related to the sharing of Taxes).

(viii)      SPAC has not participated in any transaction in violation of any applicable anti-avoidance rules under applicable Tax Laws.

(ix)      SPAC has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes.

(x)      There are no outstanding requests by SPAC for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return, other than extensions in the ordinary course of business consistent with past practice.

(xi)      SPAC is treated as a corporation and has not made any election to elect or change its classification since formation for U.S. federal (and applicable U.S. state and local) income Tax purposes.

(xii)      SPAC has not taken or agreed to take any action (or permitted any action to be taken) that would reasonably be expected to prevent the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment (with the exception of any actions contemplated by this Agreement or any other Transaction Agreement); provided that no representation or warranty is made in this Section 5.11(a)(xii) regarding any utilization of cash or cash equivalents in the Trust Account after Closing.

(xiii)      SPAC has not engaged in (or agreed to engage in) any transaction or made (or agreed to make) any election that would result in a liquidation of SPAC for U.S. federal income tax purposes.

(xiv)      SPAC has not been a member of an affiliated, consolidated or similar Tax group or otherwise has any liability for the Taxes of any Person (other than the Group Companies) under applicable Laws. SPAC has not had any material liability for the Taxes of another Person under Treasury Regulations

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Section 1.1502-6 (or similar provision of state, local or non-U.S. Law), as transferees or successors, or by Contract (including any Tax sharing, indemnity, allocation or similar agreement but excluding any commercial contract not primarily relating to the sharing of Taxes).

(xv)      No written claim has been made by any Governmental Authority with respect to a jurisdiction in which SPAC does not file a Tax Return that such member is subject to Tax in that jurisdiction that would be the subject of or covered by such Tax Return, which claim remains outstanding.

(xvi)      For applicable income Tax purposes, SPAC is not a tax resident of, and does not have a permanent establishment, branch or representative office in, any country other than the country of its organization.

(xvii)      SPAC has not entered into any private letter ruling, technical advice memorandum, closing agreement, settlement agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to Taxes that remains in effect, nor is there any written request by SPAC outstanding for any such ruling, memorandum or agreement.

(xviii)      SPAC has complied in all material respects with all applicable requirements concerning value added or similar Tax.

(xix)      SPAC (i) is not treated as a domestic corporation (as such term is defined in Section 7701 of the Code) for U.S. federal income tax purposes, (ii) is and was not a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code, and (iii) is not treated as a domestic corporation under Section 7874(b) of the Code.

(xx)      In the past two (2) years, SPAC has not distributed stock of another person, or has had its shares distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(xxi)      To the Knowledge of SPAC, SPAC will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) beginning after the Closing Date as a result of any (i) installment sale or open transaction disposition made by SPAC prior to the Closing (other than transactions under this Agreement or any Transaction Agreement), (ii) change in any method of accounting of SPAC for any taxable period (or portion thereof) ending on or prior to the Closing Date made or required by applicable Law to be made prior to the Closing, (iii) any “closing agreement” as described in Section 7121 of the Code (or any comparable, analogous or similar provision under any state, local or foreign Tax law) executed by SPAC prior to the Closing, or (iv) any prepaid amount received prior to the Closing outside the ordinary course of business.

Section 5.12      Capitalization.

(a)      The authorized share capital of SPAC is $22,100 divided into (i) 200,000,000 SPAC Class A Shares, (ii) 20,000,000 SPAC Class B Shares and (iii) 1,000,000 preference shares of a par value of $0.0001 each (“SPAC Preference Shares”). Section 5.12(a) of the SPAC Disclosure Letter sets forth, as of the date hereof, the total number and amount of all of the issued and outstanding Equity Securities of SPAC, and further sets forth, as of the date hereof, the amount and type of Equity Securities of SPAC owned or held by each of Sponsor and each of Sponsor’s Affiliates. No SPAC Preference Shares have been issued or are outstanding. All of the issued and outstanding Equity Securities of SPAC (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including Securities Laws, and all requirements set forth in (1) the Organizational Documents of SPAC and (2) any other applicable Contracts governing the issuance of such Equity Securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Organizational Documents of SPAC or any Contract to which SPAC is a party or otherwise bound; and (iv) are free and clear of any Liens (other than restrictions arising under applicable Laws, the Organizational Documents of SPAC and the Transaction Documents).

(b)      Except as set forth in Section 5.12(a) or on Section 5.12(a) of the SPAC Disclosure Letter, there are no Equity Securities of SPAC authorized, reserved, issued or outstanding. Except as disclosed in the SEC Reports or SPAC’s Organizational Documents, there are no outstanding obligations of SPAC to repurchase, redeem or otherwise acquire any Equity Securities of SPAC. There are no outstanding bonds, debentures, notes or other

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indebtedness of SPAC having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which SPAC’s shareholders may vote. Except as disclosed in the SEC Reports, SPAC is not a party to any shareholders agreement, voting agreement or registration rights agreement relating to SPAC Shares or any other Equity Securities of SPAC.

(c)      SPAC has no Subsidiaries, and does not own any Equity Securities in any other Person or have any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any Equity Securities, or any securities or obligations exercisable or exchangeable for or convertible into Equity Securities of such Person.

Section 5.13      Nasdaq Listing. The SPAC Class A Shares, the SPAC Public Warrants and the SPAC Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol “BOCN,” “BOCNW,” and “BOCNU,” respectively. SPAC is a member in good standing with the Nasdaq and has complied with the applicable listing requirements of the Nasdaq. There is no Action pending or, to the Knowledge of SPAC, threatened against SPAC by the Nasdaq or the SEC with respect to any intention by such entity to deregister the SPAC Class A Shares, the SPAC Public Warrants or the SPAC Units or terminate the listing of SPAC Class A Shares, the SPAC Public Warrants or the SPAC Units on the Nasdaq. None of SPAC or its Affiliates has taken any action in an attempt to terminate the registration of the SPAC Class A Shares, the SPAC Public Warrants or the SPAC Units under the Exchange Act except as contemplated by this Agreement. SPAC has not received any notice from the Nasdaq or the SEC regarding the revocation of such listing or otherwise regarding the delisting of the SPAC Class A Shares, the SPAC Public Warrants or the SPAC Units from the Nasdaq or the SEC.

Section 5.14      Material Contracts; No Defaults.

(a)      SPAC has filed as an exhibit to the applicable SEC Reports every “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (other than confidentiality and non-disclosure agreements and this Agreement) to which, as of the date of this Agreement, SPAC is a party or by which any of its respective assets are bound.

(b)      Each Contract of a type required to be filed as an exhibit to the SEC Reports, whether or not filed, was entered into at arm’s length. Except to the extent that any such material Contract expires, terminates or is not renewed following the date of this Agreement upon the expiration of the stated term thereof, each such material Contract is (i) in full force and effect and (ii) represents the valid and binding obligations of one or more of SPAC, and, to the Knowledge of SPAC, represents the valid and binding obligations of the other parties thereto, in each case, subject to the Enforceability Exceptions. Except where the occurrence of such notice, breach, default or failure to perform would not have a SPAC Impairment Effect, none of the SPAC, nor, to the Knowledge of SPAC, any other party thereto is in breach of or default under any such material Contract (with or without notice or lapse of time or both).

Section 5.15      Related Party Transactions. Section 5.15 of the SPAC Disclosure Letter sets forth all Contracts, transactions, arrangements or understandings between (a) SPAC, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder (including Sponsor) or Affiliate of either SPAC or Sponsor (or any Affiliate of Sponsor), on the other hand (each Person identified in this clause (b), a “SPAC Related Party”). Except as set forth in Section 5.15 of the SPAC Disclosure Letter, no SPAC Related Party (i) owns any interest in any material asset used by SPAC, or (ii) owes any material amount to, or is owed any material amount by, SPAC.

Section 5.16      Investment Company Act; JOBS Act. SPAC is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case, within the meaning of the Investment Company Act of 1940, as amended. SPAC constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 5.17      Absence of Changes. Except as set forth on Section 5.17 of the SPAC Disclosure Letter, since the date of SPAC’s incorporation through the date of this Agreement (a) there has not been any Effect that has had a SPAC Impairment Effect, and (b) except as expressly contemplated by this Agreement, the other Transaction Agreements or in connection with the Transactions, SPAC has carried on its business in all material respects in the ordinary course of business.

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Section 5.18      Information Supplied. The information supplied or to be supplied by SPAC, its Affiliates or their respective Representatives in writing specifically for inclusion in the Proxy Statement/Prospectus shall not, at (a) the time the Proxy Statement/Prospectus is declared effective, (b) the time the Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to the SPAC Shareholders, and (c) the time of the SPAC Extraordinary General Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, SPAC makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Group Companies or their respective Representatives.

Section 5.19      Automatic Extension. Automatically upon the execution of this Agreement, the date by which SPAC must consummate a Business Combination in accordance with the SPAC Memorandum and Articles of Association was extended from June 7, 2023 to September 7, 2023 (such date as may be further extended in accordance with the provisions of Section 7.07, the “Business Combination Deadline”).

Section 5.20      Independent Investigation. SPAC has conducted its own independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of the Group Companies and Merger Sub and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Group Companies and Merger Sub for such purpose. SPAC acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the Transactions, it has relied solely upon its own investigation and the express representations and warranties of the Company set forth in this Agreement (including the related portions of the Company Disclosure Letter); and (b) none of Group Companies, Merger Sub or their respective Representatives have made any representation or warranty, except as expressly set forth in this Agreement (including the related portions of the Company Disclosure Letter).

Section 5.21      Opinion of Financial Advisor. The SPAC Board has received from Newbridge Securities Corporation an opinion to the effect that, as of the date of such opinion and based upon and subject to the qualifications, assumptions and limitations set forth therein, the Merger Consideration to be paid to the holders of SPAC Class A Shares (other than any Excluded Shares and Redeeming SPAC Shares) is fair, from a financial point of view, to such holders.

Section 5.22      No Other Representations. Except as provided in this Article V, neither SPAC nor any other Person has made, or is making, any representation or warranty whatsoever in respect of SPAC.

Article VI
Covenants of the Company

Section 6.01      Conduct of Business. From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as expressly contemplated by this Agreement (including as contemplated by the Recapitalization and any PIPE Financing) or any other Transaction Agreement, as set forth on Section 6.01 of the Company Disclosure Letter, as consented to in writing by SPAC (which consent shall not be unreasonably conditioned, withheld or delayed), or as required by applicable Law (including the COVID-19 Measures and Data Protection Requirements), use reasonable best efforts to conduct and operate its business in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement (including as contemplated by the Recapitalization and any PIPE Financing) or in any other Transaction Agreement, as set forth on Section 6.01 of the Company Disclosure Letter, as consented to by SPAC in writing (such consent not to be unreasonably conditioned, withheld or delayed), or as required by applicable Law, the Company shall not, and the Company shall cause its Subsidiaries not to, during the Interim Period:

(a)      (i) change or amend the Company’s Organizational Documents or (ii) change or amend, in any material respect, the Organizational Documents of any of the Company’s Subsidiaries;

(b)      make, declare, set aside, establish a record date for or pay any dividend or distribution in cash, stock, property or otherwise, other than any dividends or distributions from any wholly-owned Subsidiary of the Company either to the Company or any other wholly-owned Subsidiaries of the Company;

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(c)      except in the ordinary course of business, (x) enter into any Contract that would, if entered into prior to the date hereof, be a Material Contract or (y) modify or amend in any material respect, renew (other than any automatic renewal in accordance with its terms), waive any material right under, provide any material consent under, terminate (other than any expiration in accordance with its terms) or allow to let lapse any Material Contract;

(d)      (i) issue, deliver, sell, transfer, pledge or dispose of, or place any Lien (other than a Permitted Lien) on, any Equity Securities of the Group Companies, other than issuances or deliveries of Pre-Split Shares upon the settlement of Company equity awards, or (ii) issue or grant any options, warrants or other rights to purchase or obtain any Equity Securities of the Group Companies, other than any issuance or grant under an existing Company Benefit Plan or the Company Incentive Plan;

(e)      other than in the ordinary course of business, sell, assign, transfer, convey, lease, license, abandon, allow to lapse or expire, subject to or grant any Lien (other than Permitted Liens) on, or otherwise dispose of, any material assets, rights or properties (including material Intellectual Property);

(f)      waive, release, settle, compromise or otherwise resolve any inquiry, investigation, claim, Action, litigation or other legal proceedings entailing obligations that would impose any material restrictions on the business operations of the Group Companies, except in the ordinary course of business or where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $1,000,000 in the aggregate;

(g)      hire, engage or terminate (other than for “cause”) any employee, officer, or individual independent contractor with annual base compensation in excess of $200,000;

(h)      except as otherwise required by the terms of any existing Company Benefit Plan or existing employment Contract as in effect on the date hereof or as otherwise required under applicable Law, (i) pay or promise to pay, fund any new, enter into or make any grant of any severance, change in control, transaction, retention or termination payment to any Company Service Provider, (ii) grant or promise to grant any Equity Securities of the Company, including any Company Options or other awards under the Company Incentive Plan, except as set forth on Section 6.01of the Company Disclosure Letter, (iii) take or promise to take any action to accelerate any payments or benefits, or the funding or vesting of any payments or benefits, payable or to become payable to any Company Service Provider (including but not limited to awards under the Company Incentive Plan), (iii) take or promise to take any action to increase any compensation or benefits of any Company Service Provider except for bonuses, base salary increases or in connection with promotions in the ordinary course of business that do not exceed $250,000 per Company Service Provider, (iv) establish, adopt, enter into, materially amend or terminate any Company Benefit Plan or any Contract that would be a Company Benefit Plan if it were in existence as of the date of this Agreement (other than changes in connection with annual open enrollment periods and similar broad-based, immaterial changes), or promise or commit to doing any of the foregoing;

(i)      negotiate, modify, extend, or enter into any CBA or recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employees of any Group Company;

(j)      make any loans or advance any money or other property to any Person, except for (i) advances in the ordinary course of business to employees, officers or directors of any Group Company for reasonable and documented business expenses, (ii) prepayments and deposits paid to suppliers of any Group Company in the ordinary course of business, (iii) trade credit extended to customers of any Group Company in the ordinary course of business and (iv) advances or other payments among the Company and its wholly-owned Subsidiaries;

(k)      redeem, purchase, repurchase or otherwise acquire, or offer to redeem, purchase, repurchase or acquire, any Equity Securities of any Group Company other than (i) transactions among the Company and its wholly-owned Subsidiaries or among the wholly-owned Subsidiaries of the Company, (ii) in connection with the termination of employees or other service providers of any Group Company under an existing Company Benefit Plan or (iii) acquisitions of Pre-Split Shares tendered by holders of Company equity awards in order to satisfy obligations to pay Tax withholding obligations with respect thereto or the acquisition of Company equity awards in connection with the forfeiture of such awards;

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(l)      adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect any change in respect of any Equity Securities of the Group Companies;

(m)      materially amend or change any of the Company’s or any Company Subsidiary’s accounting policies or procedures, other than reasonable and usual amendments in the ordinary course of business or as required by a change in GAAP, IFRS or J-GAAP;

(n)      adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Group Companies;

(o)      (i) change or revoke any material Tax election, (ii) make any material Tax election except in the ordinary course of business consistent with past practice, (iii) change or revoke any accounting method with respect to a material Tax, (iv) amend any material Tax Return, (v) settle or compromise any material Tax claim, Action or Tax liability, (vi) enter into a Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar Contract (other than customary commercial Contracts not primarily related to the sharing of Taxes), (vii) enter into any closing agreement with respect to a material Tax with any Governmental Authority, (viii) surrender any right to claim a refund of a material amount of Taxes, or (ix) change its jurisdiction of tax residency;

(p)      incur, create, issue, assume or guarantee any Indebtedness (or warrants or other rights to acquire debt securities), other than (i) between the Company and any of its wholly owned Subsidiaries or between any of such wholly owned Subsidiaries, or (ii) in connection with borrowings, extensions of credit and other financial accommodations under the Group Companies’ existing credit facilities, notes and other existing Indebtedness as of the date of this Agreement;

(q)      other than in the ordinary course of business, (i) enter into any agreement that materially restricts the ability of the Group Companies to engage or compete in any line of business, (ii) enter into any agreement that materially restricts the ability of any Group Company to enter into a new line of business or (iii) enter into any new line of business;

(r)      make or commit to make capital expenditures other than in an amount not in excess of (i) $2,000,000 in the aggregate; or (ii) $1,000,000 in a single transaction made by any Group Company;

(s)      enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions;

(t)      directly or indirectly acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by purchasing all of or a substantial equity interest in, or by any other manner, any business or any corporation, company, partnership, limited liability company, joint venture, association or other entity or Person or division thereof, in each case, except for (A) purchases of inventory and other assets in the ordinary course of business, (B) acquisitions or investments pursuant to existing Contracts in effect as of the date hereof that were made available to SPAC, (C) acquisitions or investments that do not exceed (1) $500,000 in a single transaction or series of related transactions or (2) $1,000,000 in the aggregate, or (D) investments in any wholly owned Subsidiaries of the Company; or

(u)      enter into any Contract to do any action prohibited under this Section 6.01. Notwithstanding anything to the contrary contained herein (including this Section 6.01), (x) nothing herein shall prevent any Group Company from taking (or not taking) any action in order to comply with any applicable COVID-19 Measures or any action that is taken in good faith in response to COVID-19, and no such action (or failure to act) shall serve as a basis for SPAC to terminate this Agreement or assert that any of the conditions to the Closing contained herein have not been satisfied and (y) nothing in this Section 6.01 is intended to give SPAC or any of its Affiliates, directly or indirectly, the right to control or direct the business or operations of the Group Companies prior to the Closing, and prior to the Closing, the Group Companies shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective businesses and operations.

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Section 6.02      Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Group Companies by third parties that may be in the Group Companies’ possession from time to time, and except for any information that (x) relates to the negotiation of this Agreement or the Transactions, (y) is prohibited from being disclosed by applicable Law or (z) on the advice of legal counsel of the Company would result in the loss of attorney-client privilege or other similar privilege from disclosure (provided that the Company will use reasonable best efforts to provide any information described in the foregoing clauses (y) or (z) in a manner that would not be so prohibited or would not jeopardize privilege), the Company shall, and shall cause its Subsidiaries to, afford to SPAC and its Representatives reasonable access during the Interim Period, and with reasonable advance notice, in such manner as to not interfere with the normal operation of the Group Companies and so long as reasonably feasible or permissible under applicable Law and subject to appropriate COVID-19 Measures, to the properties, books, Tax Returns, records and appropriate directors, officers and employees of the Group Companies, and shall use its reasonable best efforts to furnish SPAC and such Representatives with all financial and operating data and other information concerning the affairs of the Group Companies that are in the possession of the Company or its Subsidiaries, in each case, as SPAC and its Representatives may reasonably request for purposes of the Transactions; provided that such access shall not include any invasive or intrusive investigations or testing, sampling or analysis of any properties, facilities or equipment of the Group Companies. All information obtained by SPAC and its Representatives under this Agreement shall be subject to the Confidentiality Agreement.

Section 6.03      No Claim Against the Trust Account. Each of the Company and Merger Sub acknowledges that it has read SPAC’s final prospectus, dated December 2, 2021 and filed with the SEC (File No. 333-260889) on December 6, 2021, the other SEC Reports, the Organizational Documents of SPAC and the Trust Agreement and understands that SPAC has established the Trust Account described therein for the benefit of SPAC’s public shareholders (including overallotment shares acquired by SPAC’s underwriters in its initial public offering) and that disbursements from the Trust Account are available only in the limited circumstances set forth in the Trust Agreement. For and in consideration of SPAC entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Company and Merger Sub (on behalf of itself and its respective Affiliates, Representatives and equityholders) hereby irrevocably waives any past, present or future right, title, interest or claims (whether based on contract, tort, equity or any other theory of legal liability) of any kind in or to any monies in the Trust Account (or to collect any monies from the Trust Account) and agree not to seek recourse against the Trust Account or any funds distributed therefrom for any reason whatsoever, regardless of whether such claim arises as a result of, or arising out of or relating to, this Agreement, the other Transaction Agreements or the Transactions or any proposed or actual business relationship between SPAC or its Representatives, on the one hand, and any of the Company, Merger Sub or any of their respective Affiliates, Representatives and equityholders, on the other hand, or any other matter. For the avoidance of doubt, (x) nothing in this Section 6.03 shall serve to limit or prohibit the Company’s right to pursue a claim (including for Fraud) against SPAC for legal relief against monies or other assets of SPAC held outside the Trust Account or for specific performance or other equitable relief in connection with the consummation of the Transactions (including a claim for SPAC to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the exercise of the SPAC Shareholder Redemption Right by any SPAC Shareholder) to the Company in accordance with the terms of this Agreement and the Trust Agreement) and (y) nothing in this Section 6.03 shall serve to limit or prohibit any claims that the Company may have in the future against SPAC’s (or its successors’) assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds). This Section 6.03 shall survive the termination of this Agreement for any reason.

Section 6.04      Company Securities Listing. The Company will use its reasonable best efforts to cause: (i) the Company’s initial listing application with the Nasdaq in connection with the Transactions to be approved; (ii) immediately following the Closing, the Company to satisfy all applicable initial listing requirements of the Nasdaq; and (iii) the Registrable Securities to be approved for listing on the Nasdaq (and SPAC shall reasonably cooperate in connection therewith), subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement.

Section 6.05      A&R AoA. Prior to the Closing, the Company shall adopt the A&R AoA.

Section 6.06      Post-Closing Directors of the Company. Subject to the terms of the Company’s Organizational Documents, except as otherwise agreed by the Parties, the Company shall take all such action within its power as may be necessary or appropriate such that immediately following the Closing, the Company Board shall consist

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of nine (9) directors, which shall initially include (i) one (1) director designated by the Sponsor, (ii) three (3) non-independent directors designated by the Company, and (iii) five (5) independent directors designated by the Company. The Parties agree that the five (5) directors in clause (iii) of the prior sentence shall (x) qualify as “independent” under the listing rules of the Nasdaq and (y) be reasonably acceptable to Sponsor.

Section 6.07      Company Board Recommendation. The Company Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, amend, qualify or modify, or propose to change, withdraw, withhold, amend, qualify or modify, the Company Board Recommendation for any reason.

Section 6.08      Preparation and Delivery of Additional Company Financial Statements. The Company shall use its reasonable best efforts to, on or before August 31, 2023:

(a)      deliver to SPAC a copy of the audited consolidated balance sheets of the Group Companies as of December 31, 2022 and 2021, and the related audited consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows of the Group Companies for the twelve-month periods ended December 31, 2022 and 2021, together with the auditor’s reports thereon, audited in accordance with the standards of the PCAOB and which shall comply with IFRS and the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, and be materially consistent with the Audited Financial Statements;

(b)      deliver to SPAC any unaudited consolidated balance sheet of the Group Companies and consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows of the Group Companies as of and for the year-to-date period ended as of the end of any other different fiscal quarter (and as of and for the same period from the previous fiscal year), six-month period (and as of and for the same period from the previous fiscal year) or fiscal year, as applicable, that is required to be included in the Proxy Statement or Proxy Statement/Prospectus and any other filings to be made by the Company or SPAC with the SEC in connection with the Transactions;

(c)      deliver to SPAC a copy of the audited consolidated balance sheets of Mediagene and its Subsidiaries as of February 28, 2022 and 2021, and the related audited consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows of the Group Companies for the twelve-month periods ended February 28, 2022 and 2021, together with the auditor’s reports thereon, which shall comply with IFRS and the rules and regulations of the SEC, the Exchange Act and the Securities Act, and be materially consistent with the Mediagene Financial Statements; and

(d)      deliver to SPAC any unaudited consolidated balance sheet of Mediagene and its Subsidiaries and consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows of Mediagene and its Subsidiaries as of and for the year-to-date period ended as of the end of any other different fiscal quarter (and as of and for the same period from the previous fiscal year), six-month period (and as of and for the same period from the previous fiscal year) or fiscal year, as applicable, that is required to be included in the Proxy Statement or Proxy Statement/Prospectus and any other filings to be made by the Company or SPAC with the SEC in connection with the Transactions (collectively with the financial statements in Section 6.08(a), (b) and (c), the “Additional Financial Statements”). Such Additional Financial Statements shall be audited in accordance with the standards of the PCAOB and comply with IFRS and the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant. Upon delivery of such Additional Financial Statements, the representations and warranties set forth in Section 4.08 shall be deemed to apply to such Additional Financial Statements with the same force and effect as if made as of the date of this Agreement.

Section 6.09      Indemnification and Directors’ and Officers’ Insurance.

(a)      All rights to exculpation, indemnification and advancement of expenses existing as of the date of this Agreement in favor of the current or former directors or officers of SPAC (each, together with such person’s heirs, executors or administrators, a “D&O Indemnitee”) under the SPAC Memorandum and Articles of Association or under any indemnification agreement such D&O Indemnitee may have with SPAC that has been made available to the Company (or has been publicly filed on EDGAR) prior to the date of this Agreement, in each case, as in effect as of immediately prior to the date of this Agreement (collectively, the “Existing D&O Arrangements”), shall survive the Closing and shall continue in full force and effect for a period of six (6) years from the Closing Date. For a period of six (6) years from the Closing Date, to the maximum extent permitted under applicable Law, the Company shall cause the Surviving Entity to maintain in effect the Existing D&O Arrangements, and the Company shall, and

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shall cause the Surviving Entity to, not amend, repeal or otherwise modify any such provisions in any manner that would materially and adversely affect the rights thereunder of any D&O Indemnitee; provided, however, that all rights to indemnification or advancement of expenses in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim. The Company shall not have any obligation under this Section 6.09 to any D&O Indemnitee when and if a court of competent jurisdiction shall determine, in a final, non-appealable judgement, that the indemnification of such D&O Indemnitee in the manner contemplated hereby is prohibited by applicable Law.

(b)      At or prior to the Closing, SPAC shall obtain a six year “tail” or “runoff” directors’ and officers’ liability insurance policy (the “D&O Tail”) in respect of acts or omissions occurring prior to the Effective Time covering each individual who is a director or officer of SPAC currently covered by the directors’ and officers’ liability insurance policy of SPAC on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of this Agreement. The Company shall, and shall cause the Surviving Entity to, maintain the D&O Tail in full force and effect for its full term. The cost of the D&O Tail shall be borne by the Company and shall be a SPAC Transaction Expense.

(c)      If the Company or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of the Company shall assume all of the obligations set forth in this Section 6.09.

(d)      This Section 6.09 is intended for the benefit of, and to grant third party rights to, the D&O Indemnitees, whether or not parties to this Agreement, and each of such persons shall be entitled to enforce the covenants contained herein.

Article VII
Covenants of SPAC

Section 7.01      Conduct of SPAC During the Interim Period.

(a)      During the Interim Period, except as set forth on Section 7.01 of the SPAC Disclosure Letter, as expressly contemplated by this Agreement or any other Transaction Agreement (including as contemplated by any PIPE Financing), as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as required by applicable Law (including COVID-19 Measures), SPAC shall not:

(i)      change or amend the Trust Agreement or the Organizational Documents of SPAC, other than in connection with an Extension Proposal;

(ii)      (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding Equity Securities of SPAC; (B) split, combine or reclassify any Equity Securities of SPAC; or (C) other than in connection with the exercise of any SPAC Shareholder Redemption Right by any SPAC Shareholder or as otherwise required by the Organizational Documents of SPAC, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any Equity Securities of SPAC;

(iii)      (A) merge, consolidate, combine or amalgamate SPAC with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, company, partnership, association or other business entity or organization or division thereof;

(iv)      (A) change or revoke any material Tax election, (B) make any material Tax election except in the ordinary course of business consistent with past practice, (C) change or revoke any accounting method with respect to a material Tax, (D) amend any material Tax Return, (E) settle or compromise any material Tax claim, Action or Tax liability, (F) enter into a Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar Contract (other than customary commercial Contracts not primarily related to the sharing of Taxes), (G) enter into any closing agreement with respect to a material Tax with any Governmental Authority, (H) surrender any right to claim a refund of a material amount of Taxes, or (I) change its jurisdiction of tax residency;

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(v)      enter into, renew or amend in any material respect, any material Contract of SPAC, except for material Contracts entered into in the ordinary course of business; provided, however, that notwithstanding anything to the contrary contained in this Agreement, even if done in the ordinary course of business, SPAC shall not enter into, renew or amend in any respect, any Contract involving any SPAC Related Party;

(vi)      waive, release, compromise, settle or satisfy any pending or threatened material claim or Action or compromise or settle any liability, except where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $250,000 in the aggregate;

(vii)      incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness, other than in respect of a Working Capital Loan in an aggregate amount not exceeding $1,500,000 (provided that any Working Capital Loans obtained by SPAC in connection with the Extension Proposal or in connection with obtaining the SPAC Shareholder Extension Approval shall not be taken into account in determining whether such $1,500,000 threshold has been met);

(viii)      offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any Equity Securities (except as set forth on Section 7.01(a)(viii) of the SPAC Disclosure Letter);

(ix)      engage in any activities or business, other than activities or business (A) in connection with or incident or related to SPAC’s incorporation or continuing corporate (or similar) existence, (B) contemplated by, or incident or related to, this Agreement, any other Transaction Agreement, the performance of covenants or agreements hereunder or thereunder or the consummation of the Transactions or (C) those that are administrative or ministerial, in each case, which are immaterial in nature;

(x)      enter into any settlement, conciliation or similar Contract that would require any payment from the Trust Account or that would impose non-monetary obligations on SPAC or any of its Affiliates (or the Company or any of its Subsidiaries after the Closing);

(xi)      authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of SPAC or liquidate, dissolve, reorganize or otherwise wind-up the business or operations of SPAC or resolve to approve any of the foregoing;

(xii)      change SPAC’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards;

(xiii)      enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions;

(xiv)      form any Subsidiary; or

(xv)      enter into any agreement, or otherwise become obligated, to do any action prohibited under this Section 7.01(a).

(b)      During the Interim Period, SPAC shall comply with, and continue performing under, as applicable, the Organizational Documents of SPAC, the Trust Agreement, the Transaction Agreements (to the extent in effect during the Interim Period) and all other agreements or Contracts to which SPAC is party.

Section 7.02      Trust Account Proceeds. Upon satisfaction or waiver of the conditions set forth in Article IX and provision of notice thereof to the Trustee (which notice SPAC shall provide to the Trustee in accordance with the terms of the Trust Agreement), in accordance with and pursuant to the Trust Agreement, (a) at the Closing, SPAC shall (i) cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (ii) use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to, (A) pay as and when due all amounts payable to the SPAC Shareholders pursuant to their exercise of the SPAC Shareholder Redemption Right, and (B) pay all remaining amounts then available in the Trust Account to SPAC in accordance with the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise expressly provided in the Trust Agreement.

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Section 7.03      Inspection. SPAC shall afford to the Company, its Affiliates and their respective Representatives reasonable access during the Interim Period, and with reasonable advance notice, in such manner as to not interfere with the normal operation of SPAC and so long as reasonably feasible or permissible under applicable Law and subject to appropriate COVID-19 Measures, to the books, Tax Returns, records and appropriate directors, officers and employees of SPAC, and shall use its reasonable best efforts to furnish such Representatives with all financial and operating data and other information concerning the affairs of SPAC, in each case as the Company and its Representatives may reasonably request for purposes of the Transactions, and except for any information that (x) relates to the negotiation of this Agreement or the Transactions, (y) is prohibited from being disclosed by applicable Law or (z) on the advice of legal counsel of SPAC would result in the loss of attorney client privilege or other similar privilege from disclosure (provided that SPAC will use reasonable best efforts to provide any information described in the foregoing clauses (y) or (z) in a manner that would not be so prohibited or would not jeopardize privilege).

Section 7.04      Section 16 Matters. Prior to the Effective Time, SPAC shall take all reasonable steps as may be required (to the extent permitted under applicable Law) to cause any acquisition or disposition of the SPAC Class A Shares that occurs or is deemed to occur by reason of or pursuant to the Transactions by each Person who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to SPAC to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.05      SPAC Public Filings. From the date hereof through the Closing, SPAC will use reasonable best efforts to keep current and timely file (giving effect to any permitted extensions) all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under the Exchange Act.

Section 7.06      SPAC Securities Listing. From the date hereof through the Closing, SPAC shall use its reasonable best efforts to ensure SPAC remains listed as a public company on, and for SPAC Class A Shares and SPAC Public Warrants to be listed on, the Nasdaq. Prior to the Closing Date, SPAC shall cooperate with the Company and use reasonable best efforts to take such actions as are reasonably necessary or advisable to cause the SPAC Class A Shares and SPAC Public Warrants to be delisted from the Nasdaq and deregistered under the Exchange Act as soon as practicable following the Effective Time.

Section 7.07      SPAC Extension. SPAC shall (a) prior to September 7, 2023, use its reasonable best efforts (including soliciting proxies) to cause the approval of such amendment to the SPAC Memorandum and Articles of Association to provide that the SPAC Board may, in its discretion and without any action on the part of the SPAC Shareholders, if requested by Sponsor, extend the Business Combination Deadline on a monthly basis for up to nine (9) times by an additional one (1) month each time after September 7, 2023, upon five (5) days prior written notice from Sponsor prior to the applicable Business Combination Deadline, until June 7, 2024, unless the Transactions shall have been consummated (such proposal, the “Extension Proposal”) and resolve to recommend that the SPAC Shareholders approve such Extension Proposal by special resolution (the “Extension Recommendation”), and not change or modify or propose to change or modify the Extension Recommendation, and (b) prepare and file with the SEC a proxy statement (such proxy statement, together with any amendments or supplements thereto, the “Extension Proxy Statement”) for the purpose of soliciting proxies from SPAC Shareholders for the Extension Proposal, which shall include, among other things, (x) a description and introduction of the Company, and (y) a statement that this Agreement and other Transaction Documents have been entered into. SPAC shall (i) comply in all material respects with all applicable Laws, any applicable rules and regulations of Nasdaq, the SPAC Memorandum and Articles of Association and this Agreement in connection with the preparation, filing and distribution of the Extension Proxy Statement, any solicitation of proxies thereunder, the holding of an extraordinary general meeting of SPAC Shareholders (the “SPAC Extension Shareholder Meeting”) to consider, vote on and approve the Extension Proposal (the “SPAC Shareholder Extension Approval”), exercise of the SPAC Shareholder Redemption Right related thereto and making any necessary filings with the Cayman Registrar, and (ii) respond to any comments or other communications, whether written or oral, that SPAC or its counsel may receive from time to time from the SEC or its staff with respect to the Extension Proxy Statement. The SPAC Extension Shareholder Meeting shall be held no later than September 4, 2023. SPAC and SPAC Board shall extend the Business Combination Deadline on a monthly basis for up to nine (9) times by an additional one (1) month each time after September 7, 2023, until June 7, 2024, unless the Transactions shall have been consummated or terminated pursuant to Article X.

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Article VIII
Joint Covenants

Section 8.01      Efforts to Consummate.

(a)      Subject to the terms and conditions herein, each of the Parties shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the Transactions (including (i) satisfying the closing conditions set forth in Article IX and (ii) consummating any PIPE Financing on the terms and subject to the conditions contemplated in connection therewith). Without limiting the generality of the foregoing, each of the Parties shall use reasonable best efforts to obtain, file with or deliver to, as applicable, any Consents of any Governmental Authorities (including any applicable Competition Authorities) or other Persons necessary to consummate the Transactions and the transactions contemplated by the Transaction Agreements.

(b)      Notwithstanding anything to the contrary in the Agreement, (i) in the event that this Section 8.01 conflicts with any other covenant or agreement in this Agreement that is intended to specifically address any subject matter, then such other covenant or agreement shall govern and control solely to the extent of such conflict and (ii) in no event shall SPAC or any Group Company be obligated to bear any expense or pay any fee or grant any concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract to which any Group Company is a party or otherwise in connection with the consummation of the Transactions.

(c)      During the Interim Period, SPAC, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder proceedings (including derivative claims) relating to this Agreement, any other Transaction Agreements or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of SPAC, SPAC or any of its Representatives (in their capacity as a representative of SPAC) or, in the case of the Company, the Company or any Subsidiary of the Company or any of their respective Representatives (in their capacity as a representative of the Company or any Subsidiary of the Company). SPAC and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other. Notwithstanding the foregoing, (i) SPAC and the Company shall jointly control the negotiation, defense and settlement of any such Transaction Litigation and (ii) in no event shall SPAC (or any of its Representatives), on the one hand, or the Company (or any of its Representatives), on the other hand, settle or compromise any Transaction Litigation brought without the prior written consent of the other Party (not to be unreasonably withheld, conditioned or delayed).

Section 8.02      Registration Statement; Shareholder Meeting.

(a)      Proxy Statement/Registration Statement.

(i)      As promptly as practicable after the execution of this Agreement and receipt by SPAC of the Additional Financial Statements, (x) SPAC and the Company shall jointly prepare and SPAC shall file with the SEC a proxy statement to be filed with the SEC as part of the Registration Statement and sent to the SPAC Shareholders relating to the SPAC Extraordinary General Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”), and (y) SPAC and the Company shall jointly prepare and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus (the “Proxy Statement/Prospectus”), in connection with the registration under the Securities Act of the Registrable Securities. Each of SPAC and the Company shall use its reasonable best efforts to cause the Registration Statement, including the Proxy Statement/Prospectus, to comply with the applicable requirements of the Securities Act and Exchange Act and rules and regulations promulgated by the SEC, to respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Proxy Statement or the Registration Statement, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement, including the Proxy Statement/Prospectus, effective as long as is necessary to consummate the Transactions. The Company also agrees to use its reasonable best efforts to obtain all necessary state Securities Laws or “blue sky” permits

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and approvals required to carry out the Transactions, and SPAC shall furnish all information concerning itself and its equityholders as may be reasonably requested in connection with any such action. Each of SPAC and the Company agrees to furnish to the other Party and its Representatives all information concerning itself, its Subsidiaries, officers, directors, managers, shareholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Registration Statement, including the Proxy Statement/Prospectus, a current report on Form 8-K pursuant to the Exchange Act in connection with the Transactions, or any other statement, filing, notice or application made by or on behalf of SPAC or the Company to the SEC or the Nasdaq in connection with the Merger and the Transactions (the “Transaction Filings”). As promptly as practicable after finalization and effectiveness of the Proxy Statement/Prospectus, SPAC shall (and shall use commercially reasonable efforts to do so within five (5) Business Days of such finalization and effectiveness) mail the Proxy Statement/Prospectus to the SPAC Shareholders.

(ii)      The Company will promptly advise SPAC of the time when the Company has filed the preliminary Registration Statement, the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Registrable Securities for offering or sale in any jurisdiction (it being understood that the Company shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated), of the initiation or written threat of any proceeding for any such purpose, or of the SEC’s determination whether to review the Registration Statement, in the event the preliminary Registration Statement is reviewed by the SEC, receipt of oral or written notification of the completion of the review by the SEC, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information. SPAC and its counsel, on the one hand, and the Company and its counsel, on the other hand, shall be given a reasonable opportunity to review and comment on the Registration Statement, the Proxy Statement and any Transaction Filings each time before any such document is filed with the SEC, and the other Party shall give reasonable and good faith consideration to any comments made by SPAC and its counsel or the Company and its counsel, as applicable. The Company, on the one hand, and SPAC, on the other hand, shall provide the other Party and its counsel with (i) any comments or other communications, whether written or oral, that SPAC or its counsel or the Company or its counsel, as the case may be, may receive from time to time from the SEC or its staff with respect to the Registration Statement, the Proxy Statement or any Transaction Filings promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of SPAC or the Company, as applicable, to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including, to the extent reasonably practicable, by participating with SPAC or its counsel or the Company or its counsel, as the case may be, in any discussions or meetings with the SEC.

(iii)      If at any time prior to the Effective Time any information relating to the Company, SPAC or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company or SPAC, which is required to be set forth in an amendment or supplement to the Registration Statement or the Proxy Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Registration Statement or the Proxy Statement, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to SPAC Shareholders.

(b)      SPAC Shareholder Approval. SPAC shall, as promptly as practicable following the date the Registration Statement is declared effective by the SEC under the Securities Act, establish a record date for, duly call and give notice of, convene and hold a meeting of SPAC Shareholders (including any postponement or adjournment thereof, the “SPAC Extraordinary General Meeting”), in each case in accordance with SPAC’s Organizational Documents and applicable Law, for the purpose of (i) providing SPAC Shareholders with the opportunity to elect to exercise their SPAC Shareholder Redemption Right and (ii) obtaining the SPAC Shareholder Approval. The SPAC Extraordinary General Meeting shall be held no later than forty (40) days after the date the Registration Statement is declared effective by the SEC under the Securities Act. SPAC shall use its reasonable best efforts to obtain such approvals and authorizations from the SPAC Shareholders at the SPAC Extraordinary General Meeting, including by soliciting proxies as promptly as practicable in accordance with applicable Law for the purpose of seeking such approvals and authorizations from the SPAC Shareholders, and minimize the SPAC Class A Shares

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redeemed by exercise of the SPAC Shareholder Redemption Right by the SPAC Shareholders. The Proxy Statement/Prospectus shall include the SPAC Board Recommendation and neither the SPAC Board nor any committee thereof shall withhold, withdraw, qualify, amend or modify, or publicly propose or resolve to withhold, withdraw, qualify, amend or modify, the SPAC Board Recommendation. Notwithstanding anything to the contrary contained in this Agreement, SPAC shall be entitled to postpone or adjourn the SPAC Extraordinary General Meeting solely to the extent necessary: (i) to comply with applicable Law, (ii) to ensure that any supplement or amendment to the Proxy Statement that the SPAC Board has determined in good faith is required by applicable Law is disclosed to SPAC Shareholders and for such supplement or amendment to be promptly disseminated to SPAC Shareholders with sufficient time prior to the SPAC Extraordinary General Meeting for SPAC Shareholders to consider the disclosures contained in such supplement or amendment; (iii) if, as of the time for which the SPAC Extraordinary General Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient SPAC Shares represented (either in person, virtually or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the SPAC Extraordinary General Meeting; (iv) to solicit additional proxies to obtain approval of the SPAC Transaction Proposals or otherwise take actions consistent with SPAC’s obligations pursuant to Section 8.01; or (v) in order to seek withdrawals from redemption requests if a number of SPAC Shares have been elected to be redeemed by the holders thereof such that SPAC reasonably expects that the condition set forth in Section 9.03(d) will not be satisfied at the Closing; provided that, without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned), SPAC may postpone or adjourn the SPAC Extraordinary General Meeting on only one occasion and so long as the date of the SPAC Extraordinary General Meeting is not adjourned or postponed more than fifteen (15) consecutive days past the originally scheduled date and provided it is held no later than three (3) Business Days prior to the Termination Date.

(c)      Company Shareholder Approval. The Company shall, as promptly as practicable following the date of this Agreement, establish a record date for, duly call and give notice of, convene and hold a meeting of Company Shareholders (including any postponement or adjournment thereof, the “Company Extraordinary General Meeting”), in each case in accordance with the Company’s Organizational Documents and applicable Law, for the purpose of obtaining the Company Shareholder Approval. The Company Extraordinary General Meeting shall be held no later than forty (40) days after date hereof. The Company shall use its reasonable best efforts to obtain such approvals and authorizations from the Company Shareholders at the Company Extraordinary General Meeting, including by soliciting proxies as promptly as practicable in accordance with applicable Law for the purpose of seeking such approvals and authorizations from the Company Shareholders. The materials delivered to the Company Shareholders in respect of the Company Extraordinary General Meeting shall include the Company Board Recommendation. Notwithstanding anything to the contrary contained in this Agreement, the Company shall be entitled to postpone or adjourn the Company Extraordinary General Meeting solely to the extent necessary: (i) to comply with applicable Law, (ii) if, as of the time for which the Company Extraordinary General Meeting is originally scheduled, there are insufficient Pre-Split Shares represented (either in person, virtually or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Company Extraordinary General Meeting; or (iii) if, as of the time that the Company Extraordinary General Meeting is originally scheduled, adjournment of the Company Extraordinary General Meeting is necessary to enable the Company to solicit additional proxies required to obtain the Company Shareholder Approval; provided that, without the prior written consent of SPAC (such consent not to be unreasonably withheld, delayed or conditioned), the Company may postpone or adjourn on only one occasion and so long as the date of the Company Extraordinary General Meeting is not adjourned or postponed more than fifteen (15) consecutive days past the originally scheduled date and provided it is held no later than three (3) Business Days prior to the Termination Date.

Section 8.03      Exclusivity.

(a)      During the Interim Period, the Company shall not, and shall cause its Representatives and Subsidiaries not to, directly or indirectly, (i) initiate, solicit or encourage (including by way of providing confidential or non-public information) any inquiries, proposals or offers that constitute or may reasonably be expected to lead to any purchase of shares or other Equity Securities of the Company or material portion of the assets of the Group Companies (on a consolidated basis) or any merger, business combination or other similar transaction of any Group Company (an “Alternative Transaction Proposal”), (ii) engage or participate in any discussions, negotiations or transactions with any third party regarding any Alternative Transaction Proposal or that may reasonably be expected to lead to any such Alternative Transaction Proposal, or (iii) enter into any agreement or deliver any agreement or instrument (including a confidentiality agreement, letter of intent, term sheet, indication of interest, indicative proposal or other agreement or instrument) related to any Alternative Transaction Proposal; provided that the

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execution, delivery and performance of this Agreement and the other Transaction Agreements and the consummation of the Transactions shall not be deemed a violation of this Section 8.03(a). The Company agrees to promptly notify SPAC if the Company or any of its Representatives or Subsidiaries receive any offer or communication in respect of an Alternative Transaction Proposal, and will promptly communicate to SPAC in reasonable detail the terms and substance thereof, and the Company shall, and shall cause its Representatives and Subsidiaries to, cease any and all existing negotiations or discussions with any person or group of persons (other than SPAC and its Representatives) regarding an Alternative Transaction Proposal.

(b)      During the Interim Period, SPAC shall not, and shall cause its Representatives and the Sponsor not to, directly or indirectly, (i) initiate, solicit or encourage (including by way of providing confidential or non-public information) any inquiries, proposals or offers that constitute or may reasonably be expected to lead to any business combination transaction between SPAC and any other Person (other than the Company) (a “SPAC Alternative Transaction Proposal”), (ii) engage or participate in any discussions, negotiations or transactions with any third party regarding any SPAC Alternative Transaction Proposal or that may reasonably be expected to lead to any such SPAC Alternative Transaction Proposal, or (iii) enter into any agreement or deliver any agreement or instrument (including a confidentiality agreement, letter of intent, term sheet, indication of interest, indicative proposal or other agreement or instrument) related to any SPAC Alternative Transaction Proposal; provided that the execution, delivery and performance of this Agreement and the other Transaction Agreements and the consummation of the Transactions shall not be deemed a violation of this Section 8.03(b). SPAC agrees to promptly notify the Company if SPAC or any of its Representatives or the Sponsor receive any offer or communication in respect of a SPAC Alternative Transaction Proposal, and will promptly communicate to the Company in reasonable detail the terms and substance thereof, and SPAC shall, and shall cause its Representatives and the Sponsor to, cease any and all existing negotiations or discussions with any person or group of persons (other than the Company and its Representatives) regarding a SPAC Alternative Transaction Proposal.

Section 8.04      Tax Matters.

(a)      The Parties shall use its commercially reasonable efforts to cause the Merger to qualify, and agree not to take any action or permit any action to be taken (other than, in each case, any action contemplated by this Agreement or any other Transaction Document) that to its Knowledge would reasonably be expected to prevent, impair or impede the Merger from qualifying, for the Intended Tax Treatment; provided that nothing in this sentence shall be interpreted to impose any restrictions on the utilization of cash or cash equivalents in the Trust Account after Closing. To the extent applicable and subject to the extent of the SPAC Shareholder Redemption Amount, the Parties hereto agree to report for all U.S. federal income Tax purposes in a manner consistent with the Intended Tax Treatment unless otherwise required by a determination (within the meaning of Section 1313 of the Code). Each of the Parties hereto further acknowledges and hereby agrees that it is not a condition to the Closing that the Merger qualify as a “reorganization” within the meaning of Section 368(a).

(b)      The Company shall pay all transfer, filing, documentary, sales, use, stamp, registration, recording, value added or other similar Taxes (excluding, for the avoidance of doubt, any Taxes imposed on or measured by net income or gains) incurred in connection with the transactions contemplated by this Agreement (collectively, the “Transfer Taxes”) and file all necessary Tax Returns with respect to all Transfer Taxes, and, if required by applicable Law, the Parties shall, and shall cause their respective Affiliates to, join in the execution of any such Tax Returns and other document. Notwithstanding any other provision of this Agreement, the Parties shall (and shall cause their respective Affiliates to) cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes.

(c)      Notwithstanding anything to the contrary in this Agreement, no Party or their Tax advisors are obligated to provide any opinion that the relevant portions of the Transactions contemplated by this Agreement otherwise qualify for the Intended Tax Treatment (other than, to the extent required by the SEC, a customary opinion regarding the U.S. federal income tax considerations of such Transactions included in the Proxy Statement and Registration Statement as may be required to satisfy applicable rules and regulations promulgated by the SEC); provided that to the extent any such opinion is required to satisfy applicable rules and regulations promulgated by the SEC, the Parties shall cooperate in good faith to facilitate the issuance of such opinion (including by providing any necessary representation letters for purpose of such opinion), provided, further, that neither this Section 8.04(c) nor any other provision in this Agreement shall require the provision of a Tax opinion by any Party’s counsel or advisors to be a condition precedent to the Closing.

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(d)      Each of the Parties shall, and shall cause their respective Affiliates to, cooperate, as and to the extent reasonably requested by another Party and at such requesting Party’s expense, in connection with the filing of relevant Tax Returns and any audit or Tax proceeding with respect to the Transactions or to determine the Tax treatment of any aspect of the Transactions. Such cooperation shall include the retention and (upon the other Party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any Tax proceeding or audit with respect to the Transactions, making employees reasonably available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder (to the extent such information or explanation is not publicly or otherwise reasonably available).

Section 8.05      Confidentiality; Publicity.

(a)      SPAC acknowledges that the information being provided to it in connection with this Agreement and the Transactions is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and shall apply to all information furnished hereunder and any other activities contemplated hereby.

(b)      None of SPAC, the Company or any of their respective Affiliates shall make any public announcement or issue any public communication regarding this Agreement or the Transactions, or any matter related to the foregoing, without first obtaining the prior consent of the Company or SPAC, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed), except if such announcement or other communication is required by applicable Law or stock exchange, in which case SPAC or the Company, as applicable, shall use their reasonable best efforts to coordinate such announcement or communication with the other Party, prior to announcement or issuance; provided that each Party and its Affiliates may, without the consent of the other Party, make announcements regarding the status and terms (including price terms) of this Agreement and the Transactions to their respective Representatives and indirect current or prospective limited partners or investors or otherwise in the ordinary course of their respective businesses, in each case, so long as such recipients are obligated to keep such information confidential; and provided that the foregoing shall not prohibit any Party from communicating with third parties to the extent necessary for the purpose of seeking any third party consent or with any Governmental Authorities under Section 8.01.

(c)      Promptly after the execution of this Agreement, SPAC and the Company shall issue a mutually agreed joint press release announcing the execution of this Agreement. Prior to Closing, the Company shall prepare a press release announcing the consummation of the Transactions, the form and substance of which shall be approved in advance by SPAC, which approval shall not be unreasonably withheld, conditioned or delayed (“Closing Press Release”). Concurrently with the Closing, the Company shall issue the Closing Press Release.

Section 8.06      Warrant Agreement. Immediately prior to the Closing, the Company, SPAC, and Continental Stock Transfer & Trust Company (“Continental”) shall enter into an assignment and assumption agreement, in substantially the form attached hereto as Exhibit E, pursuant to which SPAC will assign to the Company all of its rights, interests, and obligations in and under the Warrant Agreement, dated December 2, 2021, by and between SPAC and Continental, and the terms and conditions of such Warrant Agreement shall be amended and restated (the “Amended and Restated Warrant Agreement”) to, among other things, reflect the assumption of the SPAC Warrants by the Company as set forth in Section 3.01(d).

Section 8.07      Existing Registration Rights Agreement. Immediately prior to the Closing, SPAC, the Sponsor, Apollo SPAC Fund I, L.P. and the other parties thereto, shall terminate that certain Registration Rights Agreement, dated as of December 2, 2021.

Section 8.08      PIPE Financing. SPAC shall, and shall cause its respective Affiliates to, use their respective reasonable best efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable to secure the PIPE Financing, on terms reasonably acceptable to the Company and SPAC, including all things reasonably necessary (x) to obtain executed subscription agreements (such executed subscription agreements, the “Subscription Agreements”), which shall have terms, and be in a form, reasonably acceptable to the Company and SPAC, from investors that are reasonably acceptable to the Company and SPAC (the “PIPE Investors”) pursuant to which the PIPE Investors commit to make private investments in the Company in the form of the purchase of equity or the purchase of other securities of the Company or indebtedness (including convertible indebtedness) of the Company, including a committed equity facility on terms acceptable to the Company and SPAC (the “PIPE Financing”), and (y) to consummate the PIPE Financing substantially concurrently

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with the Closing. SPAC and the Company shall reasonably cooperate and coordinate the PIPE Financing process, including the timing and substance of outreach to PIPE Investors and the Company shall not unreasonably withhold consent to the engagement by SPAC of a third party advisor to assist with the PIPE Financing. Without limiting the foregoing, from the date hereof until the Closing Date, SPAC and the Company shall, and shall cause their respective financial advisors and legal counsel to, keep each other and their respective financial advisors and legal counsel reasonably informed with respect to the PIPE Financing. Once Subscription Agreements have been executed, neither SPAC nor the Company shall, without the consent of the other Party (such consent not to be unreasonably conditioned, withheld or delayed), permit any amendment or modification to be made to, or any waiver (in whole or in part) of any provision or remedy under, or any replacements of, any of the Subscription Agreements.

Article IX
Conditions to Obligations

Section 9.01      Conditions to Obligations of All Parties. The obligations of the Parties to consummate, or cause to be consummated, the Merger are subject to the satisfaction at the Closing of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of the Parties:

(a)      No Prohibition. There shall not be in force and effect any (i) Law or (ii) Governmental Order by any Governmental Authority of competent jurisdiction, in either case, enjoining, prohibiting, or making illegal the consummation of the Merger.

(b)      Net Tangible Assets. After giving effect to any exercise of the SPAC Shareholder Redemption Right by the public SPAC Shareholders, the Company shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time.

(c)      Shareholder Approval. The SPAC Shareholder Approval and the Company Shareholder Approval shall have been obtained and shall remain in full force and effect.

(d)      Nasdaq Listing. The Registrable Securities to be issued in connection with the Merger shall have been approved for listing on the Nasdaq, subject only to official notice of issuance thereof.

(e)      Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order with respect thereto shall be in effect.

(f)      Recapitalization. The Recapitalization shall have been completed in accordance with the terms hereof and the Company’s Organizational Documents.

Section 9.02      Additional Conditions to Obligations of SPAC. The obligations of SPAC to consummate, or cause to be consummated, the Merger are subject to the satisfaction as of the Closing of each of the following additional conditions, any one or more of which may be waived (to the extent permitted by applicable Law) in writing by SPAC:

(a)      Representations and Warranties.

(i)      Each of the representations and warranties of the Company contained in Section 4.01 (Corporation Organization of the Company), Section 4.03 (Due Authorization), Section 4.06(b) (Capitalization of the Company), and Section 4.18 (Brokers’ Fees) (collectively, the “Specified Representations”) that is (x) qualified by “materiality” or “Material Adverse Effect” or any similar limitation, shall be true and correct in all respects, and (y) not qualified by “materiality” or “Material Adverse Effect” or any similar limitation, shall be true and correct in all material respects, in the case of each of the foregoing clauses (x) and (y), as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be so true and correct on and as of such earlier date).

(ii)      Each of the representations and warranties of the Company contained in Article IV (other than the Specified Representations and the representations and warranties of the Company contained in Section 4.06) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be so true and correct on and as of such earlier date), except, in any case, where the failure of such representations and warranties to be so true and correct has not had a Material Adverse Effect.

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(iii)      The representations and warranties set forth in Section 4.06 (other than Section 4.06(b)) (Capitalization of the Company) shall be true and correct in all respects, other than de minimis inaccuracies, as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be so true and correct on and as of such earlier date).

(b)      Agreements and Covenants. The covenants and agreements of the Company in this Agreement to be performed as of or prior to the Closing shall have been performed in all material respects.

(c)      Officer’s Certificate. The Company shall have delivered to SPAC a certificate signed by an authorized director or officer of the Company, dated the Closing Date, certifying that, to the knowledge and belief of such director or officer, the conditions specified in Section 9.02(a) and Section 9.02(b) have been fulfilled.

(d)      No Material Adverse Effect. Since the date of this Agreement, no Material Adverse Effect shall have occurred.

Section 9.03      Additional Conditions to the Obligations of the Company and Merger Sub. The obligations of the Company and Merger Sub to consummate or cause to be consummated the Merger are subject to the satisfaction as of the Closing of each of the following additional conditions, any one or more of which may be waived (to the extent permitted by applicable Law) in writing by the Company:

(a)      Representations and Warranties.

(i)      Each of the representations and warranties of SPAC contained in Section 5.01 (Organization), Section 5.02 (Authorization), Section 5.06 (Trust Account), Section 5.06 (Brokers Fees), Section 5.10 (Business Activities) and Section 5.15 (Related Party Transactions) (collectively, the “Specified SPAC Representations”) that is (x) qualified by “materiality”, “SPAC Impairment Effect” or any similar limitation, shall be true and correct in all respects, and (y) not qualified by “materiality”, “SPAC Impairment Effect” or any similar limitation, shall be true and correct in all material respects, in the case of each of the foregoing clauses (x) and (y), as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be so true and correct on and as of such earlier date).

(ii)      Each of the representations and warranties of SPAC contained in Article V (other than the Specified SPAC Representations and the representations and warranties of SPAC contained in Section 5.11 (Capitalization) and Section 5.19 (Automatic Extension)) shall be true and correct (without giving any effect to any limitation as to “materiality”, “SPAC Impairment Effect” or any similar limitation set forth therein) in all respects as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be so true and correct on and as of such earlier date), except, in any case, where the failure of such representations and warranties to be so true and correct has not had a SPAC Impairment Effect.

(iii)      The representations and warranties of SPAC contained in Section 5.11 (Capitalization) shall be true and correct in all respects, other than de minimis inaccuracies, as of the Closing Date as though then made.

(iv)      The representations and warranties of SPAC contained in Section 5.19 (Automatic Extension) shall be true and correct in all respects as of the Closing Date as though then made.

(b)      Agreements and Covenants. The covenants and agreements of SPAC in this Agreement to be performed as of or prior to the Closing shall have been performed in all material respects.

(c)      Officer’s Certificate. SPAC shall have delivered to the Company a certificate signed by an authorized director or officer of SPAC, dated the Closing Date, certifying that, to the knowledge and belief of such director or officer, the conditions specified in Section 9.03(a) and Section 9.03(b) have been fulfilled.

(d)      Minimum Balance Sheet Cash. The Minimum Balance Sheet Cash shall be no less than $20,000,000.

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(e)      Resignations. The directors and officers of SPAC shall have resigned or otherwise been removed, effective as of or prior to the Closing, and copies of such resignation letters (which are in form and substance reasonably satisfactory to the Company) shall have been delivered to the Company.

(f)      No SPAC Impairment Effect. Since the date of this Agreement, no SPAC Impairment Effect shall have occurred.

Article X
Termination/Effectiveness

Section 10.01      Termination. This Agreement may be validly terminated and the Transactions may be abandoned at any time prior to the Closing only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a)      by mutual written agreement of SPAC and the Company;

(b)      by written notice by either SPAC or the Company to the other Parties, if there shall be in effect any (i) Law or (ii) Governmental Order that in the case of each of clauses (i) and (ii), permanently restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Merger; provided that the right to terminate this Agreement pursuant to this Section 10.01(b) will not be available to any Party whose breach of any provision of this Agreement primarily caused or resulted in such Law or Governmental Order;

(c)      by written notice by either SPAC or the Company to the other Parties, if the Effective Time has not occurred by 11:59 p.m., Taipei time, on June 7, 2024 (the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 10.01(c) will not be available to any Party whose breach of any provision of this Agreement primarily caused or resulted in the failure of the Transactions to be consummated by such time;

(d)      by written notice by SPAC to the other Parties, if the Company or Merger Sub has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 9.02(a) or Section 9.02(b) to be satisfied at the Closing and (B) is not capable of being cured by the Termination Date or, if capable of being cured by the Termination Date, is not cured by the Company or Merger Sub before the earlier of (x) the fifth Business Day immediately prior to the Termination Date and (y) the 45th day following receipt of written notice from SPAC of such breach or failure to perform: provided that SPAC shall not have the right to terminate this Agreement pursuant to this Section 10.01(d) if it is then in material breach of any of its representations, warranties, covenants or other agreements contained in this Agreement;

(e)      by written notice by the Company to the other Parties, if SPAC has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 9.03(a) or Section 9.03(b) to be satisfied at the Closing and (B) is not capable of being cured by the Termination Date or, if capable of being cured by the Termination Date, is not cured by SPAC before the earlier of (x) the fifth Business Day immediately prior to the Termination Date and (y) the 45th day following receipt of written notice from the Company of such breach or failure to perform; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 10.01(e) if it is then in material breach of any of its representations, warranties, covenants or other agreements contained in this Agreement;

(f)      by written notice by either SPAC or the Company to the other Parties, if SPAC failed to obtain the SPAC Shareholder Approval upon vote taken thereon at a duly convened SPAC Extraordinary General Meeting (or at a meeting of its shareholders following any adjournment or postponement thereof);

(g)      by written notice by either SPAC or the Company to the other Parties, if the Company failed to obtain the Company Shareholder Approval upon vote taken thereon at a duly convened Company Extraordinary General Meeting (or at a meeting of its shareholders following any adjournment or postponement thereof); or

(h)      by written notice from the Company to SPAC if SPAC fails to obtain the SPAC Shareholder Extension Approval upon vote taken thereon at a duly convened meeting of the SPAC Shareholders (or at a meeting of SPAC Shareholders following any adjournment or postponement thereof).

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Section 10.02      Effect of Termination. Except as otherwise set forth in this Section 10.02 or Section 11.13, in the event of the valid termination of this Agreement pursuant to Section 10.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party or its Affiliates, or its and Affiliates’ Representatives, other than liability of any Party for any Fraud or any intentional and willful breach of this Agreement by such Party occurring prior to such termination. The provisions of Section 6.03 (No Claim Against the Trust Account), Section 8.04 (Confidentiality; Publicity), this Section 10.02 (Effect of Termination) and Article XI (Miscellaneous) (collectively, the “Surviving Provisions”) and any other Section or Article of this Agreement referenced in the Surviving Provisions to the extent required to survive in order to give effect to the Surviving Provisions, and the Confidentiality Agreement, shall in each case survive any termination of this Agreement pursuant to the terms and conditions of this Agreement and the Confidentiality Agreement, respectively.

Article XI
Miscellaneous

Section 11.01      Waiver. At any time and from time to time prior to the Effective Time, SPAC and the Company may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Party, as applicable; (b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable Law, waive compliance by the other Party with any of the agreements or conditions contained herein applicable to such Party. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

Section 11.02      Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 11.02):

If to SPAC, prior to the Closing, to:

Blue Ocean Acquisition Corp
2 Wisconsin Circle, 7th Floor
Chevy Chase, MD 20815

Attn: Marcus Brauchli; Stuart Karle

E-mail: mbrauchli@boacquisition.com; skarle@boacquisition.com with a copy (which shall not constitute notice) to:

Sidley Austin LLP

787 Seventh Avenue

New York, NY 10019

Attn: Jon Daly; Joshua DuClos

E-mail: jdaly@sidley.com; jduclos@sidley.com

If to the Company or Merger Sub, or SPAC following the Closing, to:

The News Lens Co., Ltd.
5F-1, No.88, Yanchang Road, Xinyi District

Taipei City 110, Taiwan (R.O.C.)

Attn: Joey Chung

E-mail: joey@thenewslens.com

with a copy (which shall not constitute notice) to:

Morrison & Foerster LLP

Edinburgh Tower, 33/F

The Landmark, 15 Queen’s Road Central

Hong Kong, China

Attn: Thomas T. Chou

E-mail: tchou@mofo.com

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and

Morrison & Foerster LLP

Shin-Marunouchi Building, 29th Floor

1-5-1, Marunouchi

Chiyoda-ku, Tokyo 100-6529

Attn: Nozomi Oda; Jesse S. Gillespie

E-mail: noda@mofo.com; jgillespie@mofo.com

and

Morrison & Foerster LLP

250 West 55th Street

New York, NY 10019

United States

Attn: Omar E. Pringle; Joseph P. Sulzbach

E-mail: opringle@mofo.com; jsulzbach@mofo.com

or to such other address or addresses as the Parties may from time to time designate in writing. Without limiting the foregoing, any Party may give any notice, request, instruction, demand, document or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, ordinary mail or electronic mail), but no such notice, request, instruction, demand, document or other communication shall be deemed to have been duly given unless and until it actually is received by the Party for whom it is intended.

Section 11.03      Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Any attempted assignment in violation of the terms of this Section 11.03 shall be null and void, ab initio.

Section 11.04      Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement; provided that notwithstanding the foregoing (a) in the event the Closing occurs, D&O Indemnitees are intended third-party beneficiaries of, and may enforce, Section 6.09 , and (b) the Non-Recourse Parties are intended third-party beneficiaries of, and may enforce, Section 11.14 and Section 11.15.

Section 11.05      Expenses. Except as otherwise set forth in this Agreement, each Party shall be responsible for and pay its own expenses incurred in connection with this Agreement and the Transactions, including all fees of its legal counsel, financial advisers and accountants; provided that (a) if the Closing shall not occur, the Company shall be responsible for paying the Company Transaction Expenses, and SPAC shall be responsible for paying the SPAC Transaction Expenses, and (b) if the Closing shall occur, the Company shall (x) pay or cause to be paid, the Company Transaction Expenses, and (y) pay or cause to be paid, the SPAC Transaction Expenses, in each of case (x) and (y), in accordance with Section 3.02(d).

Section 11.06      Governing Law. This Agreement, and all Actions or causes of action based upon, arising out of, or related to this Agreement or the Transactions, shall be governed by, and construed in accordance with, the internal substantive Laws of the State of New York applicable to contracts entered into and to be performed solely within such state, without regard to its conflict of laws provisions.

Section 11.07      Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document, but all of which together shall constitute one and the same instrument. Copies of executed counterparts of this Agreement transmitted by electronic transmission (including by email or in .pdf format) as well as electronically or digitally executed counterparts (such as DocuSign) shall have the same legal effect as original signatures and shall be considered original executed counterparts of this Agreement.

Section 11.08      Entire Agreement. This Agreement (together with the Disclosure Letters and exhibits and annexes to this Agreement), the other Transaction Agreements and that certain letter agreement, dated as of April 6, 2023, by and between the Company and SPAC (as amended, modified or supplemented from time to time,

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the “Confidentiality Agreement”), constitute the entire agreement among the Parties relating to the transactions contemplated hereby and thereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Subsidiaries relating to the Transactions.

Section 11.09      Amendments. This Agreement may be amended or modified in whole or in part, only by an agreement in writing executed by each of the Parties in the same manner as this Agreement and which makes reference to this Agreement. The approval of this Agreement by the shareholders of any of the Parties shall not restrict the ability of the board of directors (or other body performing similar functions) of any of the Parties to terminate this Agreement in accordance with Section 10.01 or to cause such Party to enter into an amendment to this Agreement pursuant to this Section 11.09.

Section 11.10      Severability. If any provision of this Agreement is held invalid or unenforceable by any arbitral tribunal or court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law.

Section 11.11      Arbitration. Any dispute, controversy, difference, or claim arising out of or relating to this Agreement, including its existence, validity, interpretation, performance, breach, or termination, or any dispute regarding non-contractual obligations arising out of or relating to this Agreement, shall be referred to and finally resolved by arbitration administered by the Singapore International Arbitration Centre (“SIAC”) in accordance with the Arbitration Rules of the SIAC for the time being in force when the Notice of Arbitration is filed, which rules are deemed to be incorporated by reference into this Section 11.11. The seat of arbitration shall be Singapore. The Tribunal shall consist of three arbitrators. The arbitration proceedings shall be conducted in English. The law of this arbitration clause shall be Singapore law. The arbitration award shall be final and binding on the parties. Judgment upon the arbitration award may be entered by any court having jurisdiction over the award or over the relevant party or its assets. For the avoidance of doubt, a request by a Party to a court of competent jurisdiction for interim measures necessary to preserve such Party’s rights, including pre-arbitration attachments, injunctions, or other equitable relief, shall not be deemed incompatible with, or a waiver of, the agreement to arbitrate in this Section 11.11.

Section 11.12      Waiver of Trial by Jury. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.

Section 11.13      Enforcement. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (i) the Parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 10.01, this being in addition to any other remedy to which they are entitled under this Agreement or any other Transaction Agreement, and (ii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the Parties would have entered into this Agreement. Each Party agrees that it will not allege, and each Party hereby waives the defense, that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that any Party seeking an injunction or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.13 shall not be required to provide any bond or other security in connection with any such injunction or other equitable relief.

Section 11.14      Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a Party (and then only to the extent of the specific obligations undertaken

Annex A-1-57

by such Party in this Agreement), (a) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any Party and (b) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, SPAC or Merger Sub under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the Transactions (each of the Persons identified in clauses (a) or (b), a “Non-Recourse Party”, and collectively, the “Non-Recourse Parties”).

Section 11.15      Non-Survival. Notwithstanding anything herein or otherwise to the contrary, none of the representations, warranties, covenants, obligations or other agreements of the Parties contained in this Agreement or in any certificate delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing, and, from and after the Closing, no Action shall be brought and no recourse shall be had against or from any Person in respect of such non-surviving representations, warranties, covenants or agreements, other than in the case of Fraud against the Party committing such Fraud. All such representations, warranties, covenants, obligations and other agreements shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof). Notwithstanding the foregoing, (a) those covenants and agreements contained herein that by their terms expressly in whole or in part require performance after the Closing shall survive the Effective Time but only with respect to that portion of such covenant or agreement that is expressly to be performed following the Closing and (b) this Article XI shall survive the Closing. For the avoidance of doubt, the terms of the Sponsor Lock-Up and Support Agreement, any subscription agreements entered into in connection with the PIPE Financing, the Registration Rights Agreement, the Plan of Merger, the A&R AoA, and the Company Shareholder Lock-Up and Support Agreement shall not be affected by this Section 11.15.

Section 11.16      Acknowledgements. Each of the Parties acknowledges and agrees (on its own behalf and on behalf of its respective Affiliates and its and their respective Representatives) that: (i) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the other Parties (and, in the case of the Company, its Subsidiaries) and has been afforded satisfactory access to the books and records, facilities and personnel of the other Parties (and their respective Subsidiaries) for purposes of conducting such investigation; (ii) the representations and warranties in Article IV constitute the sole and exclusive representations and warranties in respect of the Group Companies; (iii) the representations and warranties in Article V constitute the sole and exclusive representations and warranties in respect of SPAC; (iv) except for the representations and warranties in Article IV by the Company and the representations and warranties in Article V by the SPAC, none of the Parties or any other Person (including any of the Non-Recourse Parties) makes, or has made, any other express or implied representation or warranty with respect to any Party (or any Party’s Subsidiaries), including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of such Party or its Subsidiaries or the transactions contemplated by this Agreement and all other representations and warranties of any kind or nature expressed or implied (including (x) regarding the completeness or accuracy of, or any omission to state or to disclose, any estimates, projections or forecasts provided to or made available to any Party or their respective Affiliates or Representatives in the Virtual Data Room, management presentations or in any other form in expectation of the Transactions, including meetings, calls or correspondence with management of any Party (or any Party’s Subsidiaries), and (y) any relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of any Party (or its Subsidiaries), or the quality, quantity or condition of any Party’s or its Subsidiaries’ assets) are specifically disclaimed by all Parties and their respective Subsidiaries and all other Persons (including the Representatives and Affiliates of any Party or its Subsidiaries); and (v) neither Party nor any of its Affiliates is relying on any representations and warranties in connection with the Transactions except the representations and warranties in Article IV by the Company and the representations and warranties in Article V by the SPAC. The foregoing does not limit any rights of any Party (or any other Person party to any other Transaction Agreements) pursuant to any other Transaction Agreement against any other Party (or any other Person party to any other Transaction Agreements) pursuant to such Transaction Agreement to which it is a party or an express third party beneficiary thereof. Nothing in this Section 11.16 shall relieve any Party of liability in the case of Fraud committed by such Party.

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Section 11.17      Company and SPAC Disclosure Letters. The Company Disclosure Letter and the SPAC Disclosure Letter (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. All references herein to the Company Disclosure Letter or the SPAC Disclosure Letter (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a Party in the applicable Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of applicable Disclosure Letter if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

[Signature pages follow]

Annex A-1-59

IN WITNESS WHEREOF, the Parties have hereunto caused this Agreement to be duly executed as of the date first set forth above.

THE NEWS LENS CO., LTD.
By:
Name:	Tzu-Wei Chung
Title:	Chief Executive Officer
TNL MEDIAGENE
By:
Name:	Tzu-Wei Chung
Title:	Director

[Signature Page to Agreement and Plan of Merger]

Annex A-1-60

IN WITNESS WHEREOF, the Parties have hereunto caused this Agreement to be duly executed as of the date first set forth above.

BLUE OCEAN ACQUISITION CORPORATION
By:	[•]
Name:	[•]
Title:	[•]

[Signature Page to Agreement and Plan of Merger]

Annex A-1-61

EXHIBIT A

THE COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

amended and restated

Memorandum and articles OF association

of

The News Lens Co. Ltd.

(Adopted by special resolution dated [date] 2023 and effective [date])

REF: LR/T5785-S15120

THE COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

amended and restated

MEMORANDUM of ASSOCIATION

OF

The News Lens Co. Ltd.

(Adopted by special resolution dated [date] 2023 and effective [date])

1.           The name of the company is The News Lens Co. Ltd. (the “Company”).

2.           The registered office of the Company will be situated at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands or at such other location as the Directors may from time to time determine.

3.           The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Act (as amended) of the Cayman Islands (the “Companies Act”).

4.           The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by Section 27(2) of the Companies Act.

5.           The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.           The liability of the shareholders of the Company is limited to the amount, if any, unpaid on the shares respectively held by them.

7.           The authorised share capital of the Company is US$[50,000] divided into [*] ordinary shares of a nominal or par value of US$[*] each provided always that subject to the Companies Act and the Articles of Association the Company shall have power to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.           The Company may exercise the power contained in Section 206 of the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

CLAUSE	Annex A-1 Page Nos
TABLE A	a-1-65
Interpretation	a-1-65
Preliminary	a-1-67
Shares	a-1-67
Modification Of Rights	a-1-68
Certificates	a-1-68
Fractional Shares	a-1-68
Lien	a-1-68
Calls On Shares	a-1-69
Forfeiture Of Shares	a-1-69
Transfer Of Shares	a-1-70
Transmission Of Shares	a-1-70
Alteration Of SHARE Capital	a-1-71
Redemption, Purchase and Surrender Of Shares	a-1-71
Treasury Shares	a-1-72
General Meetings	a-1-72
Notice Of General Meetings	a-1-73
Proceedings At General Meetings	a-1-73
Votes Of shareholders	a-1-74
Corporations Acting By Representatives At Meetings	a-1-75
Directors	a-1-75
Alternate Director	a-1-75
Powers And Duties Of Directors	a-1-75
Borrowing Powers Of Directors	a-1-76
The Seal	a-1-77
Disqualification Of Directors	a-1-77
Proceedings Of Directors	a-1-77
Dividends	a-1-79
Accounts, Audit and annual return and declaration	a-1-79
Capitalisation Of reserves	a-1-80
Share Premium Account	a-1-81
Notices	a-1-81
Indemnity	a-1-82
Non-Recognition Of Trusts	a-1-82
Winding Up	a-1-82
Amendment Of Articles Of Association	a-1-83
Closing of register or fixing record date	a-1-83
Registration By Way Of Continuation	a-1-83
Mergers and Consolidation	a-1-83
disclosure	a-1-83

Annex A-1-64

THE COMPANIES ACT (AS AMENDED)

Company Limited by Shares

amended and restated

ARTICLES OF ASSOCIATION

OF

The News Lens Co. Ltd.

(Adopted by special resolution dated [date] 2023 and effective [date])

TABLE A

The Regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Act shall not apply to The News Lens Co. Ltd. (the “Company”) and the following Articles shall comprise the Articles of Association of the Company.

Interpretation

1.           In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“Articles” means these articles of association of the Company, as amended or substituted from time to time.

“Branch Register” means any branch Register of such category or categories of Members as the Company may from time to time determine.

“Class” or “Classes” means any class or classes of Shares as may from time to time be issued by the Company.

“Companies Act” means the Companies Act (as amended) of the Cayman Islands.

“Designated Stock Exchange” means any national securities exchange or automated quotation system on which the Company’s securities are traded, including but not limited to Nasdaq Capital Market.

“Directors” means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof.

“Memorandum of Association” means the memorandum of association of the Company, as amended or substituted from time to time.

“Office” means the registered office of the Company as required by the Companies Act.

“Officers” means the officers for the time being and from time to time of the Company.

“Ordinary Resolution” means a resolution:

(a)         passed by a simple majority of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled; or

(b)         approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed.

“paid up” means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up.

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“Person” means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires, other than in respect of a Director or Officer in which circumstances Person shall mean any person or entity permitted to act as such in accordance with the laws of the Cayman Islands.

“Principal Register”, where the Company has established one or more Branch Registers pursuant to the Companies Act and these Articles, means the Register maintained by the Company pursuant to the Companies Act and these Articles that is not designated by the Directors as a Branch Register.

“Register” means the register of Members of the Company required to be kept pursuant to the Companies Act and includes any Branch Register(s) established by the Company in accordance with the Companies Act.

“Seal” means the common seal of the Company (if adopted) including any facsimile thereof.

“Secretary” means any Person appointed by the Directors to perform any of the duties of the secretary of the Company.

“Share” means a share in the capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share.

“Shareholder” or “Member” means a Person who is registered as the holder of Shares in the Register and includes each subscriber to the Memorandum of Association pending entry in the Register of such subscriber.

“Share Premium Account” means the share premium account established in accordance with these Articles and the Companies Act.

“signed” means bearing a signature or representation of a signature affixed by mechanical means.

“Special Resolution” means a special resolution of the Company passed in accordance with the Companies Act, being a resolution:

(a)         passed by a majority of not less than two-thirds of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled; or

(b)         approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed.

“Treasury Shares” means Shares that were previously issued but were purchased, redeemed, surrendered or otherwise acquired by the Company and not cancelled.

2.           In these Articles, save where the context requires otherwise:

(a)         words importing the singular number shall include the plural number and vice versa;

(b)         words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)         the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)         reference to a dollar or dollars or USD (or $) and to a cent or cents is reference to dollars and cents of the United States of America;

Annex A-1-66

(e)         reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)          reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case; and

(g)         reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing or partly one and partly another.

3.           Subject to the preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

Preliminary

4.           The business of the Company may be commenced at any time after incorporation.

5.           The Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.           The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company.  Such expenses may be amortised over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.           The Directors shall keep, or cause to be kept, the Register at such place or (subject to compliance with the Companies Act and these Articles) places as the Directors may from time to time determine. In the absence of any such determination, the Register shall be kept at the Office. The Directors may keep, or cause to be kept, one or more Branch Registers as well as the Principal Register in accordance with the Companies Act, provided always that a duplicate of such Branch Register(s) shall be maintained with the Principal Register in accordance with the Companies Act.

Shares

8.           Subject to these Articles, all Shares for the time being unissued shall be under the control of the Directors who may:

(a)         issue, allot and dispose of the same to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine; and

(b)         grant options with respect to such Shares and issue warrants or similar instruments with respect thereto;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued.

9.           The Directors, or the Shareholders by Ordinary Resolution, may authorise the division of Shares into any number of Classes and sub-classes and the different Classes and sub-classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or the Shareholders by Ordinary Resolution. The Directors may authorise the creation of Classes of Shares with preferred rights and the Directors may issue such Shares, in each case, without the approval of the Shareholders.

Annex A-1-67

10.         The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of their subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other.  The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.         The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

Modification Of Rights

12.         Whenever the capital of the Company is divided into different Classes (and as otherwise determined by the Directors) the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class only be materially adversely varied or abrogated with the consent in writing of the holders of not less than two-thirds of the issued Shares of the relevant Class, or with the sanction of a resolution passed at a separate meeting of the holders of the Shares of such Class by a majority of two-thirds of the votes cast at such a meeting.  To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons at least holding or representing by proxy one-third in nominal or par value amount of the issued Shares of the relevant Class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one vote for each Share of the Class held by them.  For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes. The Directors may vary the rights attaching to any Class without the consent or approval of Shareholders provided that the rights will not, in the determination of the Directors, be materially adversely varied or abrogated by such action.

13.         The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially adversely varied or abrogated by, inter alia, the creation, allotment or issue of further Shares ranking in priority to, pari passu with or subsequent to them or the redemption or purchase of any Shares of any Class by the Company.

Certificates

14.         No Person shall be entitled to a certificate for any or all of their Shares, unless the Directors shall determine otherwise.

Fractional Shares

15.         The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

Lien

16.         The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share.  The Company also has a first and paramount lien on every Share (whether or not fully paid) registered in the name of a Person indebted or under liability to the Company (whether they are the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by them or their estate to the Company (whether or not presently payable).  The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article.  The Company’s lien on a Share extends to any amount payable in respect of it.

Annex A-1-68

17.         The Company may sell, in such manner as the Directors may determine, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of their death or bankruptcy.

18.         For giving effect to any such sale the Directors may authorise some Person to transfer the Shares sold to the purchaser thereof.  The purchaser shall be registered as the holder of the Shares comprised in any such transfer and they shall not be bound to see to the application of the purchase money, nor shall their title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

19.         The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

Calls On Shares

20.         The Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares.

21.         The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

22.         If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

23.         The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

24.         The Directors may make arrangements on the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

25.         The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by them, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors.

Forfeiture Of Shares

26.         If a Shareholder fails to pay any call or instalment of a call in respect of any Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on them requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

27.         The notice shall name a further day (not earlier than the expiration of fourteen days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the Shares in respect of which the call was made will be liable to be forfeited.

28.         If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

Annex A-1-69

29.         A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

30.         A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by them to the Company in respect of the Shares forfeited, but their liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

31.         A statutory declaration in writing that the declarant is a Director, and that a Share has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

32.         The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share, and shall not be bound to see to the application of the purchase money, if any, nor shall their title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

33.         The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

Transfer Of Shares

34.         Subject to these Articles and the rules or regulations of the Designated Stock Exchange or any relevant securities laws, any Shareholder may transfer all or any Shares by an instrument of transfer in a usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Directors and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time.

35.         Subject to the rules of any Designated Stock Exchange on which the Shares in question may be listed and to any rights and restrictions for the time being attached to any Share, the Directors shall not unreasonably decline to register any transfer of Shares and shall, upon making any decision to decline to register any transfer of Shares, assign an appropriate reason therefor. If the Directors refuse to register a transfer of any Share the Company shall, within two (2) months after the date on which the transfer request was lodged with the Company, send to the transferor and transferee notice of the refusal, including the relevant reason for such refusal. For the avoidance of doubt, it shall not be unreasonable for the Directors to decline to register any transfer of a Share if such transfer would breach or cause a breach of: (i) the rules of any Designated Stock Exchange on which the Shares may be listed; or (ii) applicable law or regulation.

36.         The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

37.         Subject to the rules of any Designated Stock Exchange on which the Shares in question may be listed, the registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine.

38.         All instruments of transfer that are registered shall be retained by the Company, but any instrument of transfer that the Directors decline to register shall (except in any case of fraud) be returned to the Person depositing the same.

Transmission Of Shares

39.         The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share.  In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased holder of the Share, shall be the only Person recognised by the Company as having any title to the Share.

Annex A-1-70

40.         Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered themself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

41.         A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which they would be entitled if they were the registered Shareholder, except that they shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company.

Alteration Of SHARE Capital

42.         The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe.

43.         The Company may by Ordinary Resolution:

(a)         consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(b)         convert all or any of its paid up Shares into stock and reconvert that stock into paid up Shares of any denomination;

(c)         subdivide its existing Shares, or any of them into Shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(d)         cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

44.         The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by law.

Redemption, Purchase and Surrender Of Shares

45.         Subject to the Companies Act, the Company may:

(a)         issue Shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Shareholder on such terms and in such manner as the Directors may determine;

(b)         purchase its own Shares (including any redeemable Shares) on such terms and in such manner as the Directors may determine and agree with the Shareholder;

(c)         make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Companies Act, including out of its capital; and

(d)         accept the surrender for no consideration of any paid up Share (including any redeemable Share) on such terms and in such manner as the Directors may determine.

46.         Any Share in respect of which notice of redemption has been given shall not be entitled to participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the notice of redemption.

47.         The redemption, purchase or surrender of any Share shall not be deemed to give rise to the redemption, purchase or surrender of any other Share.

Annex A-1-71

48.         The Directors may when making payments in respect of redemption or purchase of Shares, if authorised by the terms of issue of the Shares being redeemed or purchased or with the agreement of the holder of such Shares, make such payment either in cash or in specie including, without limitation, interests in a special purpose vehicle holding assets of the Company or holding entitlement to the proceeds of assets held by the Company or in a liquidating structure.

Treasury Shares

49.         Shares that the Company purchases, redeems or acquires (by way of surrender or otherwise) may, at the option of the Company, be cancelled immediately or held as Treasury Shares in accordance with the Companies Act. In the event that the Directors do not specify that the relevant Shares are to be held as Treasury Shares, such Shares shall be cancelled.

50.         No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to members on a winding up) may be declared or paid in respect of a Treasury Share.

51.         The Company shall be entered in the Register as the holder of the Treasury Shares provided that:

(a)         the Company shall not be treated as a member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void;

(b)         a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Companies Act, save that an allotment of Shares as fully paid bonus shares in respect of a Treasury Share is permitted and Shares allotted as fully paid bonus shares in respect of a treasury share shall be treated as Treasury Shares.

52.         Treasury Shares may be disposed of by the Company on such terms and conditions as determined by the Directors.

General Meetings

53.         The Directors may, whenever they think fit, convene a general meeting of the Company. The Company may hold an annual general meeting and if an annual general meeting is held, the Company shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as the Directors shall determine.

54.         The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason at any time prior to the time for holding such meeting or, if the meeting is adjourned, the time for holding such adjourned meeting. The Directors shall give Shareholders notice in writing of any cancellation or postponement. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

55.         General meetings shall also be convened on the requisition in writing of any Shareholder or Shareholders entitled to attend and vote at general meetings of the Company holding at least thirty-three percent of the paid up voting share capital of the Company deposited at the Office specifying the objects of the meeting by notice given no later than 21 days from the date of deposit of the requisition signed by the requisitionists, and if the Directors do not convene such meeting for a date not later than 45 days after the date of such deposit, the requisitionists themselves may convene the general meeting in the same manner, as nearly as possible, as that in which general meetings may be convened by the Directors, and all reasonable expenses incurred by the requisitionists as a result of the failure of the Directors to convene the general meeting shall be reimbursed to them by the Company.

56.         If at any time there are no Directors, any two Shareholders (or if there is only one Shareholder then that Shareholder) entitled to vote at general meetings of the Company may convene a general meeting in the same manner as nearly as possible as that in which general meetings may be convened by the Directors.

Annex A-1-72

Notice Of General Meetings

57.         At least seven clear days’ notice in writing counting from the date service is deemed to take place as provided in these Articles specifying the place, the day and the hour of the meeting and the general nature of the business, shall be given in the manner hereinafter provided or in such other manner (if any) as may be prescribed by the Company by Ordinary Resolution to such Persons as are, under these Articles, entitled to receive such notices from the Company, but with the consent of all the Shareholders entitled to receive notice of some particular meeting and attend and vote thereat, that meeting may be convened by such shorter notice or without notice and in such manner as those Shareholders may think fit.

58.         The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

Proceedings At General Meetings

59.         All business carried out at a general meeting shall be deemed special with the exception of sanctioning a dividend, the consideration of the accounts, balance sheets, any report of the Directors or of the Company’s auditors, and the fixing of the remuneration of the Company’s auditors.  No special business shall be transacted at any general meeting without the consent of all Shareholders entitled to receive notice of that meeting unless notice of such special business has been given in the notice convening that meeting.

60.         No business shall be transacted at any general meeting unless a quorum of Shareholders is present at the time when the meeting proceeds to business.  Save as otherwise provided by these Articles, one or more Shareholders holding at least a majority of the paid up voting share capital of the Company present in person or by proxy and entitled to vote at that meeting shall form a quorum.

61.         If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved.  In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Shareholder or Shareholders present and entitled to vote shall form a quorum.

62.         If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, participation in any general meeting of the Company may be by means of a telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

63.         The chair, if any, of the Directors shall preside as chair at every general meeting of the Company.

64.         If there is no such chair, or if at any general meeting they are not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chair, any Director or Person nominated by the Directors shall preside as chair, failing which the Shareholders present in person or by proxy shall choose any Person present to be chair of that meeting.

65.         The chair may adjourn a meeting from time to time and from place to place either:

(a)         with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting); or

(b)         without the consent of such meeting if, in their sole opinion, they consider it necessary to do so to:

(i)          secure the orderly conduct or proceedings of the meeting; or

(ii)         give all persons present in person or by proxy and having the right to speak and / or vote at such meeting, the ability to do so,

Annex A-1-73

but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen days or more, notice of the adjourned meeting shall be given in the manner provided for the original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

66.         At any general meeting a resolution put to the vote of the meeting shall be decided on a poll.

67.         A poll be taken in such manner as the chair directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

68.         In the case of an equality of votes, the chair of the meeting shall be entitled to a second or casting vote.

69.         A poll demanded on the election of a chair of the meeting or on a question of adjournment shall be taken forthwith.  A poll demanded on any other question shall be taken at such time as the chair of the meeting directs.

Votes Of shareholders

70.         Subject to any rights and restrictions for the time being attached to any Share, on a poll, each Share shall be entitled to one (1) vote on all matters subject to a vote of the Shareholders.

71.         Subject to any rights and restrictions for the time being attached to any Share, on a poll every Shareholder and every Person representing a Shareholder by proxy shall have one vote for each Share of which they or the Person represented by proxy is the holder.

72.         In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

73.         A Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote in respect of Shares carrying the right to vote held by them, by their committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person, may vote in respect of such Shares by proxy.

74.         No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by them in respect of Shares carrying the right to vote held by them have been paid.

75.         On a poll votes may be given either personally or by proxy.

76.         The instrument appointing a proxy shall be in writing under the hand of the appointor or of their attorney duly authorised in writing or, if the appointor is a corporation, either under Seal or under the hand of an Officer or attorney duly authorised.  A proxy need not be a Shareholder.

77.         An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

78.         The instrument appointing a proxy shall be deposited at the Office or at such other place as is specified for that purpose in the notice convening the meeting no later than the time for holding the meeting or, if the meeting is adjourned, the time for holding such adjourned meeting.

79.         The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

80.         A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

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Corporations Acting By Representatives At Meetings

81.         Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which they represent as that corporation could exercise if it were an individual Shareholder or Director.

Directors

82.         The name(s) of the first Director(s) shall either be determined in writing by a majority (or in the case of a sole subscriber that subscriber) of, or elected at a meeting of, the subscribers of the Memorandum of Association.

83.         The Company may by Ordinary Resolution appoint any Person to be a Director.

84.         Subject to these Articles, a Director shall hold office until such time as they are removed from office by Ordinary Resolution.

85.         The Company may by Ordinary Resolution from time to time fix the maximum and minimum number of Directors to be appointed but unless such numbers are fixed as aforesaid the minimum number of Directors shall be one and the maximum number of Directors shall be unlimited.

86.         The remuneration of the Directors may be determined by the Directors or by Ordinary Resolution.

87.         There shall be no shareholding qualification for Directors unless determined otherwise by Ordinary Resolution.

88.         The Directors shall have power at any time and from time to time to appoint any Person to be a Director, either as a result of a casual vacancy or as an additional Director, subject to the maximum number (if any) imposed by Ordinary Resolution.

Alternate Director

89.         Any Director may in writing appoint another Person to be their alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be authorised to sign such written resolutions where they have been signed by the appointing Director, and to act in such Director’s place at any meeting of the Directors.  Every such alternate shall be entitled to attend and vote at meetings of the Directors as the alternate of the Director appointing them and where they are Director to have a separate vote in addition to their own vote.  A Director may at any time in writing revoke the appointment of an alternate appointed by them.  Such alternate shall not be an Officer solely as a result of their appointment as an alternate other than in respect of such times as the alternate acts as a Director.  The remuneration of such alternate shall be payable out of the remuneration of the Director appointing them and the proportion thereof shall be agreed between them.

Powers And Duties Of Directors

90.         Subject to the Companies Act, these Articles and to any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

91.         The Directors may from time to time appoint any Person, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, the office of president, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit.  Any Person so appointed by the Directors may be removed by the Directors or

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by the Company by Ordinary Resolution.  The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases from any cause to be a Director, or if the Company by Ordinary Resolution resolves that their tenure of office be terminated.

92.         The Directors may appoint any Person to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit.  Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

93.         The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

94.         The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory (any such person being an “Attorney” or “Authorised Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in them.

95.         The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

96.         The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any Person to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such Person.

97.         The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any Person so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

98.         Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

99.         The Directors may agree with a Shareholder to waive or modify the terms applicable to such Shareholder’s subscription for Shares without obtaining the consent of any other Shareholder; provided that such waiver or modification does not amount to a variation or abrogation of the rights attaching to the Shares of such other Shareholders.

100.       The Directors shall have the authority to present a winding up petition on behalf of the Company without the sanction of a resolution passed by the Company in general meeting.

Borrowing Powers Of Directors

101.       The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, or to otherwise provide for a security interest to be taken in such undertaking, property or uncalled capital, and to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

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The Seal

102.       The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

103.       The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal.  The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

104.       Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

Disqualification Of Directors

105.       The office of Director shall be vacated, if the Director:

(a)         becomes bankrupt or makes any arrangement or composition with their creditors;

(b)         dies or is found to be or becomes of unsound mind;

(c)         resigns their office by notice in writing to the Company;

(d)         is removed from office by Ordinary Resolution;

(e)         is removed from office by notice addressed to them at their last known address and signed by all of their co-Directors (not being less than two in number); or

(f)          is removed from office pursuant to any other provision of these Articles.

Proceedings Of Directors

106.       The Directors may meet together (either within or outside the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit.  Questions arising at any meeting shall be decided by a majority of votes.  In case of an equality of votes the chair shall have a second or casting vote.  A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

107.       A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

108.       The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed, if there be two or more Directors the quorum shall be two, and if there be one Director the quorum shall be one.  A Director represented by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

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109.       A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of their interest at a meeting of the Directors.  A general notice given to the Directors by any Director to the effect that they are to be regarded as interested in any contract or other arrangement which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made.  A Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that they may be interested therein and if they do so their vote shall be counted and they may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

110.       A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with their office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by their office from contracting with the Company either with regard to their tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established.  A Director, notwithstanding their interest, may be counted in the quorum present at any meeting of the Directors whereat such Director or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and they may vote on any such appointment or arrangement.

111.       Any Director may act by themselves or their firm in a professional capacity for the Company, and they or their firm shall be entitled to remuneration for professional services as if they were not a Director; provided that nothing herein contained shall authorise a Director or their firm to act as auditor to the Company.

112.       The Directors shall cause minutes to be made in books or loose-leaf folders provided for the purpose of recording:

(a)         all appointments of Officers made by the Directors;

(b)         the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)         all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

113.       When the chair of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

114.       A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of their appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be.  When signed a resolution may consist of several documents each signed by one or more of the Directors or their duly appointed alternate.

115.       The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

116.       The Directors may elect a chair of their meetings and determine the period for which they are to hold office but if no such chair is elected, or if at any meeting the chair is not present within fifteen minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chair of the meeting.

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117.       Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chair of its meetings.  If no such chair is elected, or if at any meeting the chair is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chair of the meeting.

118.       A committee appointed by the Directors may meet and adjourn as it thinks proper.  Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chair shall have a second or casting vote.

119.       All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

Dividends

120.       Subject to any rights and restrictions for the time being attached to any Shares, or as otherwise provided for in the Companies Act and these Articles, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

121.       Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

122.       The Directors may determine, before recommending or declaring any dividend, to set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds may be properly applied and pending such application may, at the determination of the Directors, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit.

123.       Any dividend may be paid in any manner as the Directors may determine.  If paid by cheque it will be sent through the post to the registered address of the Shareholder or Person entitled thereto, or in the case of joint holders, to any one of such joint holders at their registered address or to such Person and such address as the Shareholder or Person entitled, or such joint holders as the case may be, may direct.  Every such cheque shall be made payable to the order of the Person to whom it is sent or to the order of such other Person as the Shareholder or Person entitled, or such joint holders as the case may be, may direct.

124.       The Directors when paying dividends to the Shareholders in accordance with the foregoing provisions of these Articles may make such payment either in cash or in specie and may determine the extent to which amounts may be withheld therefrom (including, without limitation, any taxes, fees, expenses or other liabilities for which a Shareholder (or the Company, as a result of any action or inaction of the Shareholder) is liable).

125.       Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares.

126.       If several Persons are registered as joint holders of any Share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the Share.

127.       No dividend shall bear interest against the Company.

Accounts, Audit and annual return and declaration

128.       The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

129.       The books of account shall be kept at the Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

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130.       The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by law or authorised by the Directors or by Ordinary Resolution.

131.       Subject to the requirements of applicable law and the listing rules of the Designated Stock Exchange, the accounts relating to the Company’s affairs shall only be audited if the Directors so determine and/or if required by any applicable law, rule, regulation or regulatory authority, in which case the accounting principles will be determined by the Directors. The financial year of the Company shall end on 31 December of each year or such other date as the Directors may determine.

132.       The Directors in each year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

Capitalisation Of reserves

133.       Subject to the Companies Act and these Articles, the Directors may:

(a)         resolve to capitalise an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(b)         appropriate the sum resolved to be capitalised to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)          paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)         paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)         make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)         authorise a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)          the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)         the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)         generally do all acts and things required to give effect to any of the actions contemplated by this Article.

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Share Premium Account

134.       The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

135.       There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the determination of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

Notices

136.       Any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it airmail or air courier service in a prepaid letter addressed to such Shareholder at their address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

137.       Any Shareholder present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

138.       Any notice or other document, if served by:

(a)         post, shall be deemed to have been served five clear days after the time when the letter containing the same is posted;

(b)         facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)         recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

(d)         electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

139.       Any notice or document delivered or sent in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of their death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless their name shall at the time of the service of the notice or document, have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under them) in the Share.

140.       Notice of every general meeting of the Company shall be given to:

(a)         all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)         every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for their death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.
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Indemnity

141.       Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other Officer (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless out of the assets and funds of the Company against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, wilful default or fraud as determined by a court of competent jurisdiction, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of their duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

142.       No Indemnified Person shall be liable:

(a)         for the acts, receipts, neglects, defaults or omissions of any other Director or Officer or agent of the Company; or

(b)         for any loss on account of defect of title to any property of the Company; or

(c)         on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)         for any loss incurred through any bank, broker or other similar Person; or

(e)         for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)          for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, wilful default or fraud as determined by a court of competent jurisdiction.

Non-Recognition Of Trusts

143.       Subject to the proviso hereto, no Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register, provided that, notwithstanding the foregoing, the Company shall be entitled to recognise any such interests as shall be determined by the Directors.

Winding Up

144.       If the Company shall be wound up the liquidator shall apply the assets of the Company in such manner and order as they think fit in satisfaction of creditors’ claims.

145.       If the Company shall be wound up, the liquidator may, with the sanction of an Ordinary Resolution divide amongst the Shareholders in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose set such value as they deem fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different Classes.  The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Shareholders as the liquidator, with the like sanction shall think fit, but so that no Shareholder shall be compelled to accept any assets whereon there is any liability.

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Amendment Of Articles Of Association

146.       Subject to the Companies Act and the rights attaching to the various Classes, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

Closing of register or fixing record date

147.       For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case 40 days.  If the Register shall be so closed for the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders the Register shall be so closed for at least ten days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register.

148.       In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within 90 days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

149.       If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

Registration By Way Of Continuation

150.       The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

Mergers and Consolidation

151.       The Company may merge or consolidate in accordance with the Companies Act.

152.       To the extent required by the Companies Act, the Company may by Special Resolution resolve to merge or consolidate the Company.

disclosure

153.       The Directors, or any authorised service providers (including the Officers, the Secretary and the registered office agent of the Company), shall be entitled to disclose to any regulatory or judicial authority, or to any stock exchange on which the Shares may from time to time be listed, any information regarding the affairs of the Company including, without limitation, information contained in the Register and books of the Company.

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EXCLUSIVE FORUM

154.       Unless the Company consents in writing to the selection of an alternative forum, to the fullest extent permitted by relevant law, the state and federal courts located within the State of Delaware, United States, shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the United States Securities Act of 1933, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company.

155.       Unless the Company consents in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim (including any non-contractual dispute, controversy or claim) whether arising out of or in connection with these Articles or otherwise, including any questions regarding their existence, validity, formation or termination. For the avoidance of doubt and without limiting the jurisdiction of the courts of the Cayman Islands to hear, settle and/or determine disputes related to the Company, the courts of the Cayman Islands shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Director, officer or other employee of the Company to the Company or the Company’s Shareholders, (iii) any action or petition asserting a claim arising pursuant to any provision of the Law or these Articles including but not limited to any purchase or acquisition of Shares, securities or guarantee provided in consideration thereof, or (iv) any action asserting a claim against the Company concerning its internal affairs. This Article shall not apply to claims or causes of action brought to enforce a duty or liability created by the United States Securities Act of 1933 or the Securities Exchange Act of 1934, as amended, or any other claim based on securities laws for which claim the federal district courts of the United States have exclusive jurisdiction.

156.       Any person or entity purchasing or otherwise acquiring any Share or other securities in the Company, or purchasing or otherwise acquiring depositary shares representing the Company’s shares issued pursuant to relevant deposit agreements, whether such acquisition be by transfer, sale, operation of law or otherwise, shall be deemed to have notice of, irrevocably agreed and consented to the provisions of this Article and Articles 154 and 155 above. Without prejudice to the foregoing, if any part of this Article, Articles 154 or 155 are held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of these Articles shall not be affected nor be impaired and this Article, Articles 154 and/or 155 shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion as may be necessary so as best to give effect to the intention of the Company.

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EXHIBIT B
SPONSOR LOCK-UP SUPPORT AGREEMENT

June 6, 2023

Blue Ocean Acquisition Corp

2 Wisconsin Circle,

7th Floor

Chevy Chase, MD 20815

Re: Amended and Restated Letter Agreement

Ladies and Gentlemen:

This letter agreement (this “Amended Letter Agreement”) is being delivered to you in connection with that certain Agreement and Plan of Merger, dated as of the date hereof (the “BCA”), by and among Blue Ocean Acquisition Corp, a Cayman Islands exempted company (“BOCN”), The News Lens Co., Ltd., a Cayman Islands exempted company (“TNL”), and TNL Mediagene, a Cayman Islands exempted company and wholly-owned subsidiary of TNL (“Merger Sub,” and collectively with TNL, the “Company”), and hereby amends and restates in its entirety that certain letter, dated December 2, 2021, from Blue Ocean Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), Apollo SPAC Fund I, L.P., a fund managed by affiliates of Apollo Global Management, Inc. (“Apollo”), each of the undersigned individuals, each of whom is a member of BOCN’s board of directors (the “Board”), management team and/or advisory board (each, an “Insider” and collectively, the “Insiders”) and the other persons party thereto (the “Other Investors”) to BOCN (the “Prior Letter Agreement”). Certain capitalized terms used herein are defined in paragraph 11 hereof. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the BCA.

In order to induce the Company and BOCN to enter into the BCA and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Sponsor, Apollo, each Insider and each Other Investor, each hereby agrees, severally but not jointly, with BOCN as follows:

1.

(a)         The Sponsor and each Insider hereby unconditionally and irrevocably agrees: (i) that at any duly called meeting of the shareholders of BOCN (or any adjournment or postponement thereof), and in any action by written consent of the shareholders of BOCN requested by the Board or undertaken in furtherance of the transactions contemplated by the BCA (the “Transactions”), the Sponsor and each such Insider shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause all of its, his or her Capital Shares to be counted as present thereat for purposes of establishing a quorum, and it, he or she shall vote or consent (or cause to be voted or consented, including in any action by written consent), in person or by proxy, all of its, his or her Capital Shares: (A) in favor of the adoption of the BCA and approval of the Transactions (and any actions required in furtherance thereof) and approval of the Extension Proposal; (B) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any representation, warranty, covenant, obligation or agreement of BOCN contained in the BCA; (C) in favor of any other proposals set forth in BOCN’s proxy statement to be filed by BOCN with the SEC relating to the Transactions (including any proxy supplements thereto, the “Proxy Statement”); and (D) against the following actions or proposals: (1) any SPAC Alternative Transaction or any proposal in opposition to approval of the BCA or in competition with or inconsistent with the BCA; and (2)(I) any change in the present capitalization of BOCN or any amendment of the amended and restated memorandum and articles of association of BOCN (as amended to the date hereof, the “BOCN Articles”), except to the extent expressly contemplated by the BCA (including the Extension Proposal), (II) any liquidation, dissolution or other change in BOCN’s corporate structure or business, (III) any action, proposal, transaction or agreement that would result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of the Sponsor or such Insider under this Amended Letter Agreement or (IV) any other action or proposal involving BOCN or any of its subsidiaries that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the Transactions; and (ii) not to redeem, elect to redeem or tender or submit any of the Capital Shares owned by it, him or her for redemption in connection with such shareholder approval or proposed Business Combination, or in connection with any vote to amend the BOCN Articles.

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(b)         Apollo and each Other Investor hereby unconditionally and irrevocably agrees: (i) that at any duly called meeting of the shareholders of BOCN (or any adjournment or postponement thereof), and in any action by written consent of the shareholders of BOCN requested by the Board or undertaken in furtherance of the Transactions, Apollo and each such Other Investor shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause all of its, his or her Founder Shares to be counted as present thereat for purposes of establishing a quorum, and it, he or she shall vote or consent (or cause to be voted or consented, including in any action by written consent), in person or by proxy, all of its, his or her Founder Shares; (A) in favor of the adoption of the BCA and approval of the Transactions (and any actions required in furtherance thereof) and approval of the Extension Proposal; (B) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any representation, warranty, covenant, obligation or agreement of BOCN contained in the BCA; (C) in favor of any other proposals set forth in the Proxy Statement; and (D) against the following actions or proposals: (1) any SPAC Alternative Transaction or any proposal in opposition to approval of the BCA or in competition with or inconsistent with the BCA; and (2)(I) any change in the present capitalization of BOCN or any amendment of the BOCN Articles, except to the extent expressly contemplated by the BCA (including the Extension Proposal), (II) any liquidation, dissolution or other change in BOCN’s corporate structure or business, (III) any action, proposal, transaction or agreement that would result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of the Sponsor or such Insider under this Amended Letter Agreement or (IV) any other action or proposal involving BOCN or any of its subsidiaries that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the Transactions; and (ii) not to redeem, elect to redeem or tender or submit any of the Founder Shares owned by it, him or her for redemption in connection with such shareholder approval or proposed Business Combination, or in connection with any vote to amend the BOCN Articles.

(c)         Prior to any valid termination of the BCA, (i) the Sponsor, Apollo, each Insider and each Other Investor shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the Transactions on the terms and subject to the conditions set forth in the BCA, and (ii) the Sponsor and each Insider shall be bound by and comply with Sections 8.05 (Confidentiality; Publicity) and 8.03 (Exclusivity) of the BCA (and any relevant definitions contained in any such sections) as if such person were a signatory to the BCA with respect to such provisions and each reference to “SPAC” contained in Section 8.03(b) of the BCA (other than Section 8.03(b)(i) or for purposes of the definition of SPAC Alternative Transaction Proposal) also referred to Sponsor and each Insider.

(d)         If BOCN seeks to consummate a proposed Business Combination by engaging in a tender offer, the Sponsor, Apollo, each Insider and each Other Investor agrees that it, he or she will not sell or tender any Capital Shares owned by it, him or her in connection therewith.

(e)         The obligations of the Sponsor, Apollo, each Insider and each Other Investor specified in this paragraph 1 shall apply whether or not the Merger, any of the Transactions or any action described above is recommended by the Board.

2.           The Sponsor and each Insider hereby agrees that in the event that BOCN fails to consummate a Business Combination within 18 months (or up to 21 months if the period of time to consummate a business combination is extended) from the closing of the Public Offering or such later period as may be approved by BOCN’s shareholders in accordance with the BOCN Articles (the “Completion Window”), the Sponsor and each Insider shall take all reasonable steps to cause BOCN to: (a) cease all operations except for the purpose of winding up; (b) as promptly as reasonably possible but not more than 10 Business Days thereafter, subject to lawfully available funds therefor, redeem 100% of the Class A Ordinary Shares sold as part of the Units in the Public Offering (including Class A Ordinary Shares sold as part of the Units purchased in the Public Offering by Apollo) (the “Offering Shares”), at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to BOCN to pay its franchise and income taxes as well as any expenses related to the administration of the Trust Account (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Offering Shares, which redemption will completely extinguish all of the Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law; and (c) as promptly as reasonably possible following such redemption, subject to the approval of BOCN’s remaining shareholders and the Board, dissolve and

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liquidate, subject in each case to BOCN’s obligations under Cayman Islands law to provide for claims of creditors and other requirements of applicable law. The Sponsor and each Insider agree not to propose any amendment to the BOCN Articles (A) to modify the substance or timing of BOCN’s obligation to allow redemption in connection with its initial Business Combination or redeem 100% of the Offering Shares if BOCN does not complete a Business Combination within the Completion Window or (B) with respect to any other provision of the BOCN Articles relating to shareholders’ rights or pre-initial Business Combination activity, unless BOCN provides its Public Shareholders (including Apollo) with the opportunity to redeem their Offering Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest not previously released to BOCN to pay its franchise and income taxes as well as any expenses related to the administration of the Trust Account, divided by the number of then outstanding Offering Shares.

The Sponsor, Apollo, each Insider and each Other Investor acknowledge that it, he or she has no right, title, interest or claim of any kind in or to any monies held in the Trust Account or any other asset of BOCN as a result of any liquidation of BOCN with respect to the Founder Shares held by it, him or her. The Sponsor and each Insider hereby further waive, with respect to any Class A Ordinary Shares held, and Apollo and each Other Investor hereby further waive solely with respect to the Founder Shares (including any Class A Ordinary Shares into which such Founder Shares have converted) held, by it, him or her, if any, any redemption rights it, he or she may have in connection with (x) the consummation of a Business Combination, including, without limitation, any such rights available in the context of a shareholder vote to approve such Business Combination or in the context of a tender offer made by BOCN to purchase Class A Ordinary Shares or (y) a shareholder vote to amend the BOCN Articles (A) to modify the substance or timing of BOCN’s obligation to allow redemption in connection with its initial Business Combination or redeem 100% of the Offering Shares if BOCN does not complete a Business Combination within the Completion Window or (B) with respect to any other provision of the BOCN Articles relating to shareholders’ rights or pre-initial Business Combination activity (although the Sponsor, the Insiders and their respective affiliates shall be entitled to redemption and liquidation rights with respect to any Offering Shares it, he, she or they hold if BOCN fails to consummate a Business Combination within the Completion Window).

3.           Without limiting their obligations under paragraph 6. below, during the period commencing on the date hereof and ending on the earlier of (a) the valid termination of the BCA or (b) the Closing, (x) the Sponsor, each Insider and each Other Investor shall not, without the prior written consent of TNL, (I) Transfer any Units, Capital Shares, warrants (each a “Warrant”) to purchase Capital Shares or any securities convertible into, or exercisable or exchangeable for Capital Shares owned by it, him or her, (II) grant any proxies or powers of attorney or enter into any voting arrangement, whether by proxy, voting agreement, voting trust, voting deed or otherwise (including pursuant to any loan of Capital Shares), or enter into any other agreement, with respect to any Capital Shares, in each case, other than as set forth in this Amended Letter Agreement, the BCA, Transaction Agreements or the voting and other arrangements under the organizational documents of BOCN, (III) take any action that would reasonably be expected to make any representation or warranty herein untrue or incorrect, or would reasonably be expected to have the effect of preventing or disabling any of the Sponsor, any Insider or any Other Investor from performing its obligations hereunder, or (IV) commit or agree to take any of the foregoing actions, and (y) Apollo shall not, without the prior written consent of TNL, (I) Transfer any Founder Shares, warrants to purchase Founder Shares or any securities convertible into, or exercisable or exchangeable for Founder Shares owned by it, (II) grant any proxies or powers of attorney or enter into any voting arrangement, whether by proxy, voting agreement, voting trust, voting deed or otherwise (including pursuant to any loan of Founder Shares), or enter into any other agreement, with respect to any Founder Shares, in each case, other than as set forth in this Amended Letter Agreement, the BCA, Transaction Agreements or the voting and other arrangements under the organizational documents of BOCN, (III) take any action that would reasonably be expected to make any representation or warranty herein untrue or incorrect, or would reasonably be expected to have the effect of preventing or disabling Apollo from performing its obligations hereunder, or (IV) commit or agree to take any of the foregoing actions. Any action attempted to be taken in violation of the preceding sentence will be null and void. In the event that: (i) any Capital Shares, Warrants or other equity securities of BOCN are issued to the Sponsor, Apollo, any Insider or any Other Investor after the date hereof pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Capital Shares of, on or affecting the Capital Shares owned by the Sponsor, Apollo or any Insider or Other Investor or otherwise; (ii) the Sponsor, Apollo, any Insider or any Other Investor purchases or otherwise acquires beneficial ownership of any Capital Shares, Warrants or other equity securities of BOCN after the date hereof; or (iii) the Sponsor, Apollo, any Insider or any Other Investor acquires the right to vote or share in the voting of any Capital Shares, Warrants or other equity securities of BOCN after the date hereof (such Capital Shares, Warrants

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or other equity securities of BOCN described in clauses (i), (ii) and (iii), the “New Shares”), then such New Shares acquired or purchased by the Sponsor, Apollo, any Insider or any Other Investor shall be subject to the terms of this paragraph 3 and paragraph 1 to the same extent as if they constituted the Capital Shares, Warrants or other equity securities of BOCN owned by the Sponsor, Apollo, any Insider or any Other Investor as of the date hereof; provided that any New Shares acquired or purchased by Apollo shall only be subject to the terms of this paragraph 3 to the extent they are Founder Shares.

4.           In the event of the liquidation of the Trust Account, the Sponsor (which for purposes of clarification shall not extend to any other shareholders, members or managers of the Sponsor) agrees to indemnify and hold harmless BOCN against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all legal or other expenses reasonably incurred in investigating, preparing or defending against any litigation, whether pending or threatened, or any claim whatsoever) to which BOCN may become subject as a result of any claim by (i) any third party for services rendered or products sold to BOCN or (ii) a prospective target business with which BOCN has entered into an acquisition agreement (a “Target”); provided, however, that such indemnification of BOCN by the Sponsor shall apply only to the extent necessary to ensure that such claims by a third party for services rendered or products sold to BOCN or a Target do not reduce the amount of funds in the Trust Account to below (i) $10.20 per Offering Share or (ii) such lesser amount per Offering Share held in the Trust Account due to reductions in the value of the trust assets as of the date of the liquidation of the Trust Account, in each case, net of the amount of interest earned on the property in the Trust Account which may be withdrawn to pay taxes and expenses related to the administration of the Trust Account, except as to any claims by a third party (including a Target) who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under BOCN’s indemnity of the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. In the event that any such executed waiver is deemed to be unenforceable against such third party, the Sponsor shall not be responsible to the extent of any liability for such third party claims. The Sponsor shall have the right to defend against any such claim with counsel of its choice reasonably satisfactory to BOCN if, within 15 days following written receipt of notice of the claim to the Sponsor, the Sponsor notifies BOCN in writing that it shall undertake such defense. For the avoidance of doubt, none of BOCN’s officers or directors will indemnify BOCN for claims by third-parties, including, without limitation, claims by vendors and prospective target businesses.

5.           The Sponsor, Apollo, each Insider and each Other Investor hereby agrees and acknowledges that: (i) BOCN and, prior to any valid termination of the BCA, the Company would be irreparably injured in the event of a breach by such Sponsor, Apollo, Insider or Other Investor of its, his or her obligations under this Amended Letter Agreement, to the extent applicable to such party, (ii) monetary damages are not an adequate remedy for such breach, (iii) the non-breaching party shall be entitled to injunctive relief to prevent breaches of this Amended Letter Agreement and to specific performance of the terms hereof, in addition to any other remedy that such party may have in law or in equity, in the event of such breach, (iv) the parties waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief and (v) the parties will waive, in any action for specific performance, the defense of adequacy of a remedy at law.

6.

(a)         From and after the Closing, Sponsor, Apollo, each Insider and each Other Investor agrees that it, he or she shall not Transfer (to the extent such Earn-Out Shares have been issued to Sponsor, Apollo, each Insider and each Other Investor in accordance with paragraph 7 below):

1.           50% of its, his or hers Earn-Out Shares until the earlier of: (A) one year after the Closing; or (B) (x) if the closing price of the Company Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and other similar transactions) for any 20 Trading Days within any 30-Trading Day period commencing at least 150 days after the Closing or (y) the date after the Closing on which TNL completes a liquidation, merger, capital share exchange, reorganization or other similar transaction that results in all of TNL’s shareholders having the right to exchange their Company Ordinary Shares for cash, securities or other property; and

2.           the remaining 50% of its, his or hers Earn-Out Shares until two years after the Closing (the time periods described in paragraph 6(a)(1) and (2), the “Earn-Out Shares Lock-up Period”).

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(b)         The Sponsor and Apollo agree that it shall not Transfer any Private Placement Warrants (or Class A Ordinary Shares issued or issuable upon the exercise of the Private Placement Warrants), until 30 days after the completion of a Business Combination (the “Private Placement Warrants Lock-up Period” and, together with the Earn-Out Shares Lock-up Period, the “Lock-up Periods”).

(c)         Notwithstanding the provisions set forth in paragraphs 3 and 6(a) and 6(b): (i) upon the valid termination of the BCA, the following Transfers of the Founder Shares, Private Placement Warrants and Class A Ordinary Shares issued or issuable upon the exercise or conversion of the Private Placement Warrants or the Founder Shares, as applicable, and that are held by the Sponsor, Apollo, an Insider, an Other Investor or any of their permitted transferees (that have complied with this paragraph 6(c)), are permitted: (A) to BOCN’s officers, directors, any affiliates or family members of any of BOCN’s officers, directors, any member of the Sponsor or any affiliates of the Sponsor or of Apollo or of an Other Investor; (B) in the case of an individual, transfers by gift to a member of the individual’s immediate family, to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization; (C) in the case of an individual, transfers by virtue of laws of descent and distribution upon death of the individual; (D) in the case of an individual, transfers pursuant to a qualified domestic relations order; (E) transfers by private sales or transfers made in connection with the consummation of a Business Combination at prices no greater than the price at which the securities were originally purchased; (F) transfers in the event of BOCN’s liquidation prior to the completion of an initial Business Combination; (G) transfers by virtue of the laws of the Cayman Islands or the Sponsor’s limited liability company agreement upon dissolution of the Sponsor; and (H) in the event of BOCN’s liquidation, merger, capital share exchange, reorganization or other similar transaction which results in all of BOCN’s shareholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property subsequent to the completion of BOCN’s initial Business Combination; provided, however, that in the case of clauses (A) through (H), these permitted transferees must enter into a written agreement agreeing to be bound by the restrictions herein; and (ii) during the period commencing on the date hereof and ending on the expiration of the applicable Lock-up Periods, the following Transfers of the Earn-Out Shares, Private Placement Warrants and Class A Ordinary Shares or Company Ordinary Shares issued or issuable upon the exercise or conversion of the Private Placement Warrants or the Earn-Out Shares, as applicable, and that are held by the Sponsor, Apollo, an Insider, an Other Investor or any of their permitted transferees (that have complied with this paragraph 6(c)), are permitted: (1) to BOCN’s officers, directors, any affiliates or family members of any of BOCN’s officers, directors, any member of the Sponsor or any affiliates of the Sponsor or of Apollo or of an Other Investor; (2) in the case of an individual, transfers by gift to a member of the individual’s immediate family, to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization; (3) in the case of an individual, transfers by virtue of laws of descent and distribution upon death of the individual; (4) in the case of an individual, transfers pursuant to a qualified domestic relations order; provided, however, that any permitted transferee must enter into a written agreement with BOCN (if such Transfer occurs prior to the Closing) or TNL (if such Transfer occurs subsequent to the Closing) agreeing to be bound by the transfer restrictions and other obligations herein.

(d)         Sponsor, Apollo, each Insider and each Other Investor (collectively representing a majority of the outstanding Founder Shares) each hereby waives, on behalf of itself, himself, herself and the holders of all Founder Shares, pursuant to and in compliance with the provisions of the BOCN Articles, any adjustment to the conversion ratio set forth in Section 17 of the BOCN Articles, and any rights to other anti-dilution protections with respect to the Founder Shares, that may result from the PIPE Financing and/or the consummation of the Transactions.

(e)         Sponsor, Apollo, each Insider and each Other Investor each hereby agrees that, until such time as all the restrictions set forth in paragraph 6 shall have expired, any certificate or book-entry representing Earn-Out Shares (to the extent issued) or Private Placement Warrants shall bear a legend referencing that such shares or warrants are subject to restrictions set forth in this Agreement, and any transfer agent for TNL will be given appropriate stop transfer orders that will be applicable until no Lock-Up Periods apply thereto.

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7.

(a)         At the Closing, (i) by virtue of and as part of the agreed consideration for the exchange of Founder Shares pursuant to the Merger and without any further action on the part of any party hereto or any other person, each Founder Share held by the Sponsor, Apollo, each Insider and each Other Investor (A) shall be converted automatically into the right to receive one Company Ordinary Share to be issued at the times and subject to the conditions set forth in paragraph 7(b) (all such Company Ordinary Shares, collectively, the “Earn-Out Shares”), and (B) shall no longer be outstanding and shall automatically be canceled by virtue of the Merger and each former holder of Founder Shares shall thereafter cease to have any rights with respect to such securities, except as expressly provided herein, and (ii) by virtue of and as part of the agreed consideration for the exchange of Private Placement Warrants pursuant to the Merger and without any further action on the part of any party hereto or any other person, Sponsor and Apollo shall forfeit at Closing 750,000 of their Private Placement Warrants (in a pro rata amount based on the relative number of Private Placement Warrants held by each).

(b)         The Earn-Out Shares shall be issued as follows:

(1)         50% of the Earn-Out Shares (the “First Period Earn-Out Shares”) shall be issued upon the first to occur of any of the following after the Closing Date: (i) a Change of Control (as defined below) (or a definitive agreement providing for a Change of Control has been entered into prior to the expiration of the First Earn-Out Period and such Change of Control is ultimately consummated, even if such consummation occurs after the expiration of the First Earn-Out Period); or (ii) the date that is the 18-month anniversary of the Closing Date (such 18-month period from the Closing Date to the 18-month anniversary thereof, the “First Earn-Out Period”); and

(2)the remaining 50% of the Earn-Out Shares shall be issued upon the first to occur of any of the following after the Closing Date: (i) a Change of Control (or a definitive agreement providing for a Change of Control has been entered into prior to the expiration of the Second Earn-Out Period and such Change of Control is ultimately consummated, even if such consummation occurs after the expiration of the Second Earn-Out Period); (ii) if [revenues reported by the Company during any trailing twelve-month period equal or exceed $77,500,000 in aggregate (inclusive of any and all acquisitions consummated by the Company after the Closing Date)]; or (iii) the date that is the three-year anniversary of the Closing Date (such three year period from the Closing Date to the three year anniversary thereof, the “Second Earn-Out Period”).

8.           The Sponsor and each Insider represents and warrants that it, he or she has never been suspended or expelled from membership in any securities or commodities exchange or association or had a securities or commodities license or registration denied, suspended or revoked. Each Insider’s biographical information furnished to BOCN (including any such information included in the Prospectus) is true and accurate in all respects and does not omit any material information with respect to the Insider’s background. The questionnaire of the Sponsor and each Insider furnished to BOCN is true and accurate in all respects. The Sponsor and each Insider represents and warrants that: (a) it, he or she is not subject to or a respondent in any legal action for, any injunction, cease-and-desist order or order or stipulation to desist or refrain from any act or practice relating to the offering of securities in any jurisdiction; and (b) it, he or she has never been convicted of, or pleaded guilty to, any crime (i) involving fraud, (ii) relating to any financial transaction or handling of funds of another person or (iii) pertaining to any dealings in any securities and it, he or she is not currently a defendant in any such criminal proceeding.

9.           Except as disclosed in the Prospectus, neither the Sponsor, Insider, affiliate of the Sponsor nor any director or officer of BOCN shall receive from BOCN any finder’s fee, reimbursement, consulting fee, monies in respect of any repayment of a loan or other compensation prior to, or in connection with any services rendered in order to effectuate the consummation of BOCN’s initial Business Combination (regardless of the type of transaction that it is), other than the following, none of which will be made from the proceeds held in the Trust Account prior to the completion of the initial Business Combination: (a) repayment of a loan and advances of up to an aggregate of $300,000 made to BOCN by the Sponsor; (b) reimbursement for any out-of-pocket expenses related to BOCN’s formation and Public Offering and to identifying, investigating and completing an initial Business Combination; (c) repayment of loans, if any, and on such terms as to be determined by BOCN from time to time, made by the

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Sponsor or any of BOCN’s officers or directors to finance transaction costs in connection with an intended initial Business Combination, provided, that, if BOCN does not consummate an initial Business Combination, a portion of the working capital held outside the Trust Account may be used by BOCN to repay such loaned amounts so long as no proceeds from the Trust Account are used for such repayment; and (d) payments to the Sponsor, any Insiders or their respective affiliates in connection with the successful completion of BOCN’s initial Business Combination. Up to $1,500,000 of the loans may be convertible into warrants at a price of $1.00 per Warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants, including as to exercise price, exercisability and exercise period.

10.         The Sponsor and each Insider has full right and power, without violating any agreement to which it is bound (including, without limitation, any non-competition or non-solicitation agreement with any employer or former employer), to enter into this Amended Letter Agreement and, as applicable, to serve as an officer and/or a director on the Board.

11.         As used herein, the following terms shall have the respective meanings set forth below:

(a)         “Business Combination” shall mean a merger, capital share exchange, asset acquisition, share purchase, reorganization or similar business combination, involving BOCN and one or more businesses;

(b)         “Capital Shares” shall mean, collectively, the Class A Ordinary Shares and the Founder Shares;

(c)         “Change of Control” shall mean the occurrence in a single transaction or as a result of a series of related transactions, of one or more of the following events: (i) any person or any group of persons acting together which would constitute a “group” for purposes of Section 13(d) of the Exchange Act or any successor provisions thereto (a “Group”) (excluding a corporation or other entity owned, directly or indirectly, by the stockholders of TNL in substantially the same proportions as their ownership of stock of TNL) is or becomes the beneficial owner, directly or indirectly, of securities of TNL representing more than fifty percent (50%) of the combined voting power of TNL’s then outstanding voting securities; (ii) a merger, consolidation, reorganization or similar business combination transaction involving TNL, and, immediately after the consummation of such transaction or series of transactions, the voting securities of TNL immediately prior to such merger or consolidation do not continue to represent or are not converted into more than fifty percent (50%) of the combined voting power of the then outstanding voting securities of the person resulting from such transaction or series of transactions or, if the surviving company is a subsidiary, the ultimate parent thereof; or (iii) the sale, lease or other disposition, directly or indirectly, by TNL of all or substantially all of the assets of TNL and its subsidiaries, taken as a whole, other than such sale or other disposition by TNL of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, to an entity at least a majority of the combined voting power of the voting securities of which are owned by stockholders of TNL;

(d)         “Class A Ordinary Shares” shall mean the Class A ordinary shares, par value $0.0001 per share, of BOCN;

(e)         “Founder Shares” shall mean the 4,743,750 shares of BOCN’s Class B ordinary shares, par value $0.0001 per share, owned by the Sponsor, Apollo, the Insiders and the Other Investors;

(f)          “Private Placement Warrants” shall mean (i) prior to the Closing, the warrants to purchase up to [9,225,000] Class A Ordinary Shares held by the Sponsor and Apollo and (ii) at any time following the Closing, the warrants to purchase up to [8,475,000] Company Ordinary Shares held by the Sponsor and Apollo;

(g)         “Prospectus” shall mean the registration statement on Form S-1 and prospectus filed by BOCN with the SEC in connection with the Public Offering;

(h)         “Public Offering” shall mean the underwritten initial public offering of 18,975,000 of BOCN’s units (the “Units”), each comprised of one Class A Ordinary Share and one-half of one redeemable Warrant;

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(i)          “Public Shareholders” shall mean the holders of securities issued in the Public Offering (including to Apollo);

(j)          “Trading Day” shall mean any day on which Company Ordinary Shares are actually traded on the principal securities exchange or securities market on which Company Ordinary Shares are then traded.

(k)         “Transfer” shall mean the (i) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option, right or warrant to purchase or otherwise transfer or dispose of or agreement to transfer or dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii); and

(l)          “Trust Account” shall mean the trust account into which a portion of the net proceeds of the Public Offering and the sale of the Private Placement Warrants has been deposited.

12.         This Amended Letter Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby, including, without limitation, the Prior Letter Agreement. This Amended Letter Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by (a) Apollo and each Insider or Other Investor that is the subject of any such change, amendment, modification or waiver, (b) the Sponsor and (c) TNL, it being acknowledged and agreed that TNL’s execution of such an instrument will not be required after any valid termination of the BCA.

13.         Except as otherwise provided herein, no party hereto may assign either this Amended Letter Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties and TNL (except that, following any valid termination of the BCA, no consent from TNL shall be required). Any purported assignment in violation of this paragraph 13 shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Amended Letter Agreement shall be binding on BOCN, the Sponsor, Apollo, each Insider, each Other Investor and their respective successors, heirs and assigns and permitted transferees.

14.         Nothing in this Amended Letter Agreement shall be construed to confer upon, or give to, any person or entity other than the parties hereto (and, prior to any valid termination of the BCA, TNL) any right, remedy or claim under or by reason of this Amended Letter Agreement or of any covenant, condition, stipulation, promise or agreement hereof. All covenants, conditions, stipulations, promises and agreements contained in this Amended Letter Agreement shall be for the sole and exclusive benefit of the parties hereto (and, prior to any valid termination of the BCA, TNL) and their successors, heirs, personal representatives and assigns and permitted transferees. Notwithstanding anything herein to the contrary, each of BOCN, the Sponsor, Apollo, each Insider and each Other Investor acknowledges and agrees that TNL is an express third party beneficiary of this Amended Letter Agreement and may directly enforce (including by an action for specific performance, injunctive relief or other equitable relief) each of the provisions set forth in this Amended Letter Agreement as though directly party hereto.

15.         This Amended Letter Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

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16.         This Amended Letter Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amended Letter Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Amended Letter Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

17.         This Amended Letter Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The parties hereto (i) all agree that any action, proceeding, claim or dispute arising out of, or relating in any way to, this Amended Letter Agreement shall be brought and enforced in the courts of New York City, in the State of New York, and irrevocably submit to such jurisdiction and venue, which jurisdiction and venue shall be exclusive and (ii) waive any objection to such exclusive jurisdiction and venue or that such courts represent an inconvenient forum.

18.         Any notice, consent or request to be given in connection with any of the terms or provisions of this Amended Letter Agreement shall be in writing and shall be sent by express mail or similar private courier service, by certified mail (return receipt requested), by hand delivery or electronic transmission to the receiving party’s address or email address set forth above or on the receiving party’s signature page hereto; provided that any such notice, consent or request to be given to BOCN or TNL at any time prior to the valid termination of the BCA shall be given in accordance with the terms of Section 11.02 (Notices) of the BCA.

19.         Each party hereto shall not be liable for any breaches or misrepresentations contained in this Amended Letter Agreement by any other party to this Amended Letter Agreement (including, for the avoidance of doubt, any Insider with respect to any other Insider), and no party shall be liable or responsible for the obligations of another party, including, without limitation, indemnification obligations and notice obligations.

20.         Each of the Sponsor, Apollo, the Insiders and the Other Investors hereby represents and warrants, severally and not jointly, as to itself, himself or herself only, to BOCN and the Company as follows:

(a)         if such person is not an individual, it is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Amended Letter Agreement and the consummation of the transactions contemplated hereby are within such person’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such person;

(b)         if such person is an individual, such person has full legal capacity, right and authority to execute and deliver this Amended Letter Agreement and to perform his or her obligations hereunder;

(c)         this Amended Letter Agreement has been duly authorized, executed and delivered by such person and, assuming due authorization, execution and delivery by the other parties to this Amended Letter Agreement, this Amended Letter Agreement constitutes a legally valid and binding obligation of such person, enforceable against such person in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies);

(d)         the execution and delivery of this Amended Letter Agreement by such person does not, and the performance by such person of its, his or her obligations hereunder will not: (i) if such person is not an individual, conflict with or result in a violation of the organizational documents of such person; or (ii) require any consent or approval that has not been given or other action that has not been taken by any third party (including under any contract binding upon such person or such person’s Founder Shares or Private Placement Warrants, as applicable), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such person of its, his or her obligations under this Amended Letter Agreement;

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(e)         there are no Actions pending against such person, or to the knowledge of such person, threatened against such person, before (or, in the case of threatened Actions that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such person of its, his or her obligations under this Amended Letter Agreement;

(f)          except for fees described in [•] of the SPAC Disclosure Letter, no financial advisor, investment banker, broker, finder or other similar intermediary is entitled to any fee or commission from such person, BOCN, any of its Subsidiaries or any of their respective Affiliates in connection with the BCA or this Amended Letter Agreement or any of the respective transactions contemplated thereby and hereby, in each case, based upon any arrangement or agreement made by or, to the knowledge of such person, on behalf of such person, for which BOCN, the Company or any of their respective affiliates would have any obligations or liabilities of any kind or nature;

(g)         such person has had the opportunity to read the BCA and this Amended Letter Agreement and has had the opportunity to consult with its tax and legal advisors;

(h)         such person has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such person’s obligations hereunder;

(i)          except as otherwise described in this Amended Letter Agreement, such person has the direct and indirect interest in all of its, his or her Class A Ordinary Shares, Warrants, Founder Shares and Private Placement Warrants, and there exist no Liens or any other limitation or restriction (including, without limitation, any restriction on the right to vote, sell or otherwise dispose of such securities (other than transfer restrictions under the Securities Act) affecting such securities, other than pursuant to: (1) this Amended Letter Agreement; (2) the BOCN Articles; (3) the BCA; (4) the Registration Rights Agreement; or (5) any applicable securities laws);

(j)          the Founder Shares and Private Placement Warrants listed on Annex A are the only equity securities in BOCN (including, without limitation, any equity securities convertible into, or which can be exercised or exchanged for, equity securities of BOCN) owned of record or beneficially owned by such person as of the date hereof and such person has the sole power to dispose of (or the sole power to cause the disposition of) and the sole power to vote (or the sole power to direct the voting of) such Founder Shares and Private Placement Warrants, and none of such Founder Shares or Private Placement Warrants is subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Founder Shares or Private Placement Warrants, except as provided in this Amended Letter Agreement; such person hereby agrees to supplement Annex A from time to time to the extent that such person acquires additional securities in BOCN; and

(k)         such person is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of equity securities of the “issuer” (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

21.         This Amended Letter Agreement shall terminate on: (a) the termination of the BCA pursuant to Article X thereof (in which case this Amended Letter Agreement shall be of no force or effect and shall revert to the Prior Letter Agreement); or (b) if the Closing occurs, the earlier of: (i) the liquidation of TNL and (ii) the latter of the expiration of all Lock-up Periods and the issuance of all Earn-Out Shares in accordance with paragraph 7; provided, however, that paragraph 4 of this Amended Letter Agreement shall survive any liquidation of TNL for a period of six years; provided, further, that no such termination (including one that results in a reversion to the Prior Letter Agreement under clause (a) above) shall relieve the Sponsor, Apollo, any Insider, any Other Investor or BOCN from any liability resulting from a willful breach of this Amended Letter Agreement occurring prior to such termination.

22.         Other than in connection with the Transactions, if, and as often as, there are any changes in the Class A Ordinary Shares, the Founder Shares or the Private Placement Warrants by way of share split, share dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Amended

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Letter Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to BOCN, BOCN’s successor or the surviving entity of such transaction, the Class A Ordinary Shares, the Founder Shares or the Private Placement Warrants, each as so changed.

23.         Nothing in this Amended Letter Agreement shall be construed to impose any obligation or limitation on votes or actions taken by any director, officer, employee, agent or other representative of any of the Sponsor, Apollo, the Insiders and the Other Investors or by any of the Sponsor, Apollo, the Insiders and the Other Investors that is a natural person, in each case, in its, his or her capacity as a director, officer, employee, agent or other representative of BOCN. Each of the Sponsor, Apollo, the Insiders and the Other Investors is executing this Agreement solely in such capacity as a record or beneficial holder of Capital Shares.

24.         Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may reasonably be requested in writing by another party hereto.

25.         Each of the Sponsor, Apollo, the Insiders and the Other Investors consents to and authorizes TNL and BOCN, as applicable, to publish and disclose in all documents and schedules filed with the SEC or any other Governmental Authority or applicable securities exchange, and any press release or other disclosure document that TNL or BOCN, as applicable, reasonably determines to be necessary or advisable in connection with the Merger or any other transactions contemplated by the BCA or this Amended Letter Agreement, the ownership of the Capital Shares, the existence of this Amended Letter Agreement and the nature of the commitments and obligations of the Sponsor, Apollo, the Insiders and the Other Investors hereunder, and the Sponsor, Apollo, the Insiders and the Other Investors acknowledges that TNL and BOCN may, in their sole discretion, file this Amended Letter Agreement or a form hereof with the SEC or any other Governmental Authority or securities exchange. Sponsor, Apollo, the Insiders and the Other Investors agrees to reasonably promptly give TNL or BOCN, as applicable, any information that is in its possession that TNL or BOCN, as applicable, may reasonably request for the preparation of any such disclosure documents, and Sponsor, Apollo, the Insiders and the Other Investors agrees to reasonably promptly notify TNL and BOCN of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent that Sponsor, Apollo, the Insiders and the Other Investors shall become aware that any such information shall have become false or misleading in any material respect.

26.         TNL shall remove, and shall cause to be removed (including by causing its transfer agent to remove), any legends, marks, stop-transfer instructions or other similar notations pertaining to the lock-up arrangements in paragraph 6 from the book-entries evidencing any Earn-Out Shares, at the time when the restrictions set forth in paragraph 6 (as applicable) have expired.

27.         Unless the Transactions shall have been consummated or terminated pursuant to Article X of the BCA, (a) Sponsor shall use its reasonable best efforts to cause BOCN to extend the Business Combination Deadline on a monthly basis for up to nine (9) times by an additional one (1) month each time after September 7, 2023, until June 7, 2024, and (b) Sponsor (or its affiliates or permitted designees) shall deposit into the Trust Account for each such one-month extension of the Business Combination Deadline the lesser of (x) an aggregate of $60,000 or (y) $0.035 per public share that remains outstanding and is not redeemed prior to any such one-month extension.

28.         Each of Sponsor and Apollo hereby irrevocably waive the performance of BOCN’s obligations set forth in Section 6(e) of the Subscription Agreement, dated October 28, 2021, by and among BOCN, Sponsor and Apollo.

(Signature Pages Follow)

Annex A-1-95

Sincerely,
BLUE OCEAN SPONSOR LLC
By:
Name:
Title:
APOLLO SPAC FUND I, L.P.
By:	Apollo SPAC Advisors I, L.P., its general partner
By:	Apollo SPAC Advisors I GP, LLC, its general partner
By:
Name:
Title:

Signature Page to Amended Letter Agreement

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INSIDERS

Name: Norman Pearlstine

Name: Matthew Goldberg

Name: Dale Mathias

Name: Priscilla Han

Name: Joel Motley

Name: Rohit Dube

Name: Jae Kang

Name: Gustavo Gusman

Name: Lauren Zalaznick

Signature Page to Amended Letter Agreement

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OTHER INVESTORS

Name: David Gorodyansky

Name: Ashwin Parupalli

Signature Page to Amended Letter Agreement

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Acknowledged and Agreed:
BLUE OCEAN ACQUISITION CORP
By:
Name:
Title:

Signature Page to Amended Letter Agreement

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EXHIBIT C
REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is entered into as of [•], 202[•] by and among (i) The News Lens Co., Ltd., a Cayman Islands exempted company (including any successor entity thereto, the “Company”), and (ii) the undersigned parties listed as “Investors” on the signature page hereto (each, an “Investor” and collectively, the “Investors”).

WHEREAS, on June 6, 2023, (i) Blue Ocean Acquisition Corp, a Cayman Islands exempted company (“SPAC”), (ii) the Company and (iii) TNL Mediagene, a Cayman Islands exempted company and a wholly-owned subsidiary of the Company (the “Merger Sub”) entered into that certain Agreement and Plan of Merger (as amended and restated after the date hereof, the “Merger Agreement”);

WHEREAS, pursuant to the Merger Agreement, subject to the terms and conditions thereof, upon the consummation of the transactions contemplated thereby (the “Closing”), among other matters, Merger Sub will be merged with and into SPAC (the “Merger”), with SPAC surviving the Merger as a wholly owned subsidiary of the Company;

WHEREAS, in connection with the execution of the Merger Agreement, certain Investors (the “Insider Investors”) entered into an amended and restated letter agreement with SPAC (as amended from time to time in accordance with the terms thereof, the “A&R Letter Agreement”), pursuant to which each such Insider Investor agreed to forfeit his, her or its Founder Shares (as defined therein) in exchange for the right to receive Earn-Out Shares (as defined therein) upon the occurrence of certain triggering earn-out events, in accordance with the terms and conditions set forth therein; and

WHEREAS, in connection with the execution of the Merger Agreement, certain Investors (the “Lock-Up Investors”) entered into a lock-up agreement with the Company (each, as amended from time to time in accordance with the terms thereof, a “Lock-Up Agreement”), pursuant to which each such Lock-Up Investor agreed not to transfer its Company securities for a certain period of time after the Closing as stated in the Lock-Up Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.           DEFINITIONS. Any capitalized term used but not defined in this Agreement will have the meaning ascribed to such term in the Merger Agreement. The following capitalized terms used herein have the following meanings:

“Agreement” means this Agreement, as amended, restated, supplemented, or otherwise modified from time to time.

“A&R Letter Agreement” is defined in the recitals to this Agreement.

“Business Day” means a day, other than a Saturday, Sunday or other day on which commercial banks in New York City, the Cayman Islands or Taiwan (as defined in the Merger Agreement) are authorized or required by law to close.

“Closing” is defined in the recitals to this Agreement.

“Company” is defined in the preamble to this Agreement, and shall include the Company’s successors by merger, acquisition, reorganization or otherwise.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder, all as the same shall be in effect at the time.

“Form S-3” and “Form F-3” mean such respective form under the Securities Act as is in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

“Government Entity” means any federal, state, county, city, local, supranational or foreign governmental, administrative or regulatory authority, agency or body (including any court, tribunal or arbitral body).

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“Holder” means any Person owning of record Registrable Securities (that have not been sold to the public or pursuant to Rule 144 promulgated under the Securities Act) or any permitted assignee of record of such Registrable Securities to whom rights under this Agreement have been duly assigned in accordance with this Agreement.

“Holder Information” means such information and affidavits as the Company reasonably requests for use in connection with any Registration.

“Insider Investors” is defined in the recitals to this Agreement.

“Investor(s)” is defined in the preamble to this Agreement, and include any transferee of the Registrable Securities (so long as they remain Registrable Securities) of an Investor permitted under this Agreement and with respect to a Lock-Up Investor, its Lock-Up Agreement.

“Joinder” is defined in Section 5.2 to this Agreement.

“Key Holder” means the Investors listed in Exhibit B, which for the avoidance of doubt include any transferee of the Registrable Securities (so long as they remain Registrable Securities) of such Investors permitted under this Agreement and, with respect to a Lock-Up Investor, its Lock-Up Agreement.

“Law” means any statute, act, code, law (including common law), ordinance, rule, regulation or order, judgment, injunction, decree, writ, ruling, stipulation, determination or award, in each case, of any Governmental Entity.

“Lock-Up Agreement” is defined in the recitals to this Agreement.

“Lock-Up Investor” is defined in the recitals to this Agreement.

“Merger” is defined in the recitals to this Agreement.

“Merger Agreement” is defined in the recitals to this Agreement.

“Merger Sub” is defined in the recitals to this Agreement.

“Person” means (i) any individual, firm, company, corporation or other body corporate, unincorporated organization, joint venture, association, organization, trust or partnership, works council or employee representative body, a division or an operating group of any of the foregoing or any other entity or organization, including any Government Entity (whether or not having separate legal personality); and (ii) that Person’s legal personal representatives, successors, permitted assigns and permitted nominees in any jurisdiction and whether or not having separate legal personality but only if such successors, permitted assigns and permitted nominees are not prohibited by this Agreement.

“PIPE Financing” shall have the meaning ascribed to it in the Merger Agreement.

“Ordinary Shares” means the ordinary shares of the Company.

“Register,” “registered” and “registration” mean a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement.

“Registrable Securities” means (i) any outstanding Ordinary Shares held by an Investor as of the date of this Agreement; (ii) any Ordinary Shares that may be acquired by an Investor upon the exercise of a Company Warrant held by an Investor as of the date of this Agreement; (iii) any Earn-Out Shares issued to an Investor pursuant to paragraph 7 of the A&R Letter Agreement; (iv) any Ordinary Shares issued as (or issuable upon the conversion or exercise of any warrant, right or other Security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, any Securities of the Company described in clauses (i), (ii) and (iii) of this definition; and (v) any other Ordinary Shares owned or hereafter acquired by any Investor in its capacity as an affiliate of the Company (as defined in Rule 144). Notwithstanding the foregoing, as to any particular Registrable Securities, such securities shall cease to be Registrable Securities when: (a) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (b) such securities shall have been otherwise transferred, new certificates or book-entries for them not bearing a legend restricting further

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transfer shall have been delivered by the Company and subsequent public distribution of them shall not require registration under the Securities Act; (c) such securities shall have ceased to be outstanding; or (d) such securities are freely saleable under Rule 144 without limitation, including with respect to volume, manner of sale and the availability of current public information. Notwithstanding anything to the contrary contained herein, a person shall be deemed to be an “Investor holding Registrable Securities” (or words to that effect) under this Agreement only if they are an Investor or a transferee of the applicable Registrable Securities (so long as they remain Registrable Securities) of any Investor permitted under this Agreement and the Lock-Up Agreement.

“Registrable Securities Then Outstanding” means the number of Ordinary Shares that are Registrable Securities and are then issued and outstanding.

“Registration Statement” means a registration statement filed by the Company with the SEC in compliance with the Securities Act and the rules and regulations promulgated thereunder for a public offering and sale of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities (other than a registration statement on Form S-4, F-4 or Form S-8, or their successors, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another entity).

“Rule 144” means Rule 144 promulgated under the Securities Act.

“SEC” means the United States Securities and Exchange Commission or any successor thereto.

“Securities Act” means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time.

“Securities” means any shares, stocks, debentures, funds, bonds, notes or any rights, warrants, options or interests in respect of any of the foregoing or any other derivatives or instruments having similar economic effect.

“SPAC” is defined in the recitals to this Agreement.

“Underwriter” means a securities dealer who purchases any Registrable Securities as principal in an underwritten offering and not as part of such dealer’s market-making activities.

2.           REGISTRATION RIGHTS.

2.1         Demand Registration.

2.1.1      Request by Holders.    At any time and from time to time after the expiration of any lock-up to which such securities are subject pursuant to any Lock-Up Agreement, (i) Holders of at least twenty (20%) of the Registrable Securities Then Outstanding, (ii) Key Holder(s) holding a majority in interest of the Registrable Securities held by all Key Holders, or (iii) following the issuance of any Earn-Out Shares pursuant to paragraph 7 of the A&R Letter Agreement, Holder(s) holding a majority in interest of such Earn-Out Shares (in each case, the “Demanding Holders”) may make a written demand for registration under the Securities Act of (x) at least 15% (or in a case where a Key Holder is the Demanding Holder, such percentage as determined by such Key Holder) of the Registrable Securities Then Outstanding or (y) in a case where a Holder of Earn-Out Shares is the Demanding Holder, at least 10% of Earn-Out Shares then outstanding, by submitting a written request to the Company that the Company file a registration statement under the Securities Act covering the registration of Registrable Securities pursuant to this Section 2.1, then the Company shall, no later than ten (10) Business Days after the receipt of such written request, give written notice of such request (the “Request Notice”) to all Holders, and use commercially reasonable efforts to effect, as soon as practicable, the registration under the Securities Act of all Registrable Securities that Holders (including other shareholders) who so request to be registered and included in such registration by written notice given by such Holders to the Company within thirty (30) calendar days after receipt of the Request Notice, subject only to the limitations of this Section 2.1.

2.1.2      Underwriting.    If the Holders initiating the registration request under this Section 2.1 (the “Initiating Holders”) intend to distribute the Registrable Securities covered by their request by means of an underwriting, then they shall so advise the Company as a part of their request made pursuant to this Section 2.1 and the Company shall include such information in the written notice referred to in subsection 2.1.1. In such event, the right of any Holder to include Registrable Securities in such registration will be conditional upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting

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(unless otherwise mutually agreed by a majority in interest of the Initiating Holders and such Holder) to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such underwriting by the Holders of a majority of the Registrable Securities being registered and reasonably acceptable to the Company. Notwithstanding any other provision of this Section 2.1, if one or more underwriters advise the Company in writing that marketing factors require a limitation of the number of securities to be underwritten then the Company shall so advise all Holders of Registrable Securities which would otherwise be registered and underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be reduced as required by the underwriter(s) and allocated among the Holders of Registrable Securities on a pro rata basis according to the number of Registrable Securities Then Outstanding held by each Holder requesting registration (including the Initiating Holders); on the condition that the number of shares of Registrable Securities to be included in such underwriting and registration will not be reduced unless all other Securities are first entirely excluded from the underwriting and registration. If any Holder disapproves of the terms of any underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and one or more underwriters, delivered prior to the filing of the “red herring” prospectus related to such offering. Any Registrable Securities excluded and withdrawn from such underwriting will be withdrawn from the registration. If the underwriter has not limited the number of Registrable Securities to be underwritten, the Company may include its Securities for its own account in such registration if the underwriter so agrees and if the number of Registrable Securities which would otherwise have been included in such registration and underwriting will not thereby be limited.

2.1.3      Maximum Number of Demand Registrations.    Other than as contemplated by Section 2.1.6, the Company shall be obligated to effect only three (3) such registrations pursuant to this Section 2.1 so long as such registrations have been declared or ordered effective; provided that the holders of Earn-Out Shares shall have two (2) additional demand rights under Section 2.1.1 above with respect to the Earn-Out Shares (provided that the Company does not have an effective Registration Statement pursuant to Section 2.1.6 outstanding covering the Earn-Out Shares.

2.1.4      Deferral.    Notwithstanding anything to the contrary contained herein, the Company will not be required to effect a registration pursuant to this Section 2.1: (i) during the period starting with the date thirty (30) calendar days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date ninety (90) calendar days following the effective date of, a Company-initiated registration subject to Section 2.2 below, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (ii) if the Initiating Holders propose to dispose of Registrable Securities that may be registered on Form S-3 or Form F-3 pursuant to Section 2.3 below; or (iii) if the Company shall furnish to Holders requesting the filing of a registration statement pursuant to this Section 2.1 a certificate signed by the Chief Executive Officer or Chairman of the Board of the Company stating that in the good faith judgment of the Board, it would be materially detrimental to the Company and its shareholders for such registration statement to be filed at such time, then the Company shall have the right to defer such filing for a period of not more than ninety (90) calendar days after receipt of the request of the Initiating Holders; provided, however, that the Company may not utilize this right more than once in any twelve (12) month period, and provided further that the Company shall not register any securities for the account of itself or any other shareholder during such ninety (90) calendar day period (other than a registration relating solely to the sale of securities of participants in an employee benefit plan, a registration relating to a corporate reorganization or transaction under Rule 145 of the Securities Act).

2.1.5      Expenses.    The Company shall bear all expenses incurred in connection with any registration pursuant to this Section 2.1, including without limitation all registration, filing and qualification fees, printer’s and accounting fees, fees and disbursements of counsel for the Company, and reasonable fees and disbursements of one legal counsel selected by the Holders of a majority of the Registrable Securities being registered (but excluding underwriters’ discounts and commissions relating to shares sold by the Holders), provided that fees and disbursements for such counsel shall not exceed US$50,000. Each Holder participating in a registration pursuant to this Section 2.1 shall bear such Holder’s proportionate share (based on the total number of shares sold in such registration other than for the account of the Company) of all discounts, commissions or other amounts payable to underwriter(s) or brokers, in connection with such offering by the Holders. Notwithstanding any of the foregoing provisions, the Company will not be required to pay for any expenses of any registration proceeding begun pursuant to this Section 2.1 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case the participating Holders requesting for the withdrawal

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shall bear such expenses), unless all of the Holders of the Registrable Securities agree to forfeit their right to one demand registration pursuant to this Section 2.1; on the condition, however, that if at the time of such withdrawal, the Holders have learned of a material adverse change in the conditions, business or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness following disclosure by the Company of such material adverse change, then the Holders will not be required to pay any of such expenses and will retain their rights pursuant to this Section 2.1.

2.1.6      Shelf Registration.    The Company shall file within thirty (30) calendar days of (x) with respect to the Earn-Out Shares, the date on which such Earn-Out Shares are issued in accordance with paragraph 7 of the A&R Letter Agreement and (y) with respect to all other Registrable Securities, the Closing, and use commercially reasonable efforts to cause to be declared effective as soon as practicable thereafter (but no later than the earlier of (a) the ninetieth (90th) day following the filing date thereof if the SEC notifies the Company that it will “review” the Registration Statement and (b) the tenth (10th) Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review), a Registration Statement for a shelf registration on Form S-1 or Form F-1 (the “Form S-1 or Form F-1 Shelf”) or, if the Company is eligible to use a Registration Statement on Form S-3 or Form F-3, a shelf registration on Form S-3 or Form F-3 (the “Form S-3 or Form F-3 Shelf” and together with the Form S-1 or Form F-1 Shelf, each a “Shelf”), in each case, covering the resale of all the applicable Registrable Securities (determined as of two Business Days prior to such filing) on a delayed or continuous basis. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any holder named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the SEC such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 or Form F-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 or Form F-1 Shelf (and any subsequent Shelf) to a Form S-3 or Form F-3 Shelf as soon as practicable after the Company is eligible to use Form S-3 or Form F-3. Notwithstanding anything to the contrary herein, to the extent there is an active Shelf under this Section 2.1.6 covering an Investor’s or Investors’ Registrable Securities, and such Investor or Investors qualify as Demanding Holders pursuant to Section 2.1.1 and wish to request an underwritten offering from such Shelf, such underwritten offering shall follow the procedures of Section 2.1 but such underwritten offering shall be made from the Shelf and shall count against the number of long form Demand Registrations that may be made pursuant to Section 2.1.3. The Company shall have the right to remove any Persons no longer holding Registrable Securities from the Shelf or any other shelf registration statement by means of a post-effective amendment. In the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of such Holder, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, any then available Shelf (including by means of a post-effective amendment) or by filing a new Shelf and cause the same to become effective as soon as practicable after such filing and such Shelf shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such Registrable Securities to be so covered twice in any twelve-month period for each of the Holders.

2.2         Piggy-Back Registration.

2.2.1      Piggy-Back Rights.    The Company shall notify all Holders of Registrable Securities in writing at least ten (10) calendar days prior to filing any registration statement under the Securities Act for purposes of effecting a public offering of securities of the Company (including, but not limited to, registration statements relating to secondary offerings of securities of the Company, but excluding registration statements relating to any registration under Section 2.1 or Section 2.3, any employee benefit plan, any corporate reorganization or transaction under Rule 145 of the Securities Act) and will afford each such Holder an opportunity to include in such registration statement all or any part of the Registrable Securities then held by such Holder. Each Holder desiring to include in any such registration statement all or any part of the Registrable Securities held by such Holder shall, no later than five (5) calendar days after receipt of the above-described notice from the Company, so notify the Company in writing, and in such notice must indicate the number of Registrable Securities such Holder wishes to include in such registration statement. If a Holder decides not to include all of its Registrable Securities in any registration statement thereafter filed by the Company, such Holder shall nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set forth herein.

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2.2.2      Right to Terminate Registration.    The Company may terminate or withdraw any registration initiated by it under this Section 2.2 prior to the effectiveness of such registration, regardless of whether any Holder has elected to include securities in such registration. The Company shall bear all expenses of such withdrawn registration in accordance with Section 2.1.1(d).

2.2.3      Underwriting.    If a registration statement under which the Company gives notice under this Section 2.2 is for an underwritten offering, then the Company shall so advise the Holders of Registrable Securities. In such event, the right of any such Holder’s Registrable Securities to be included in a registration pursuant to this Section 2.2 will be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such underwriting. Notwithstanding any other provision of this Agreement, if one or more managing underwriters determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, then one or more managing underwriters may exclude shares from the registration and the underwriting, and the number of shares that may be included in the registration and the underwriting shall be allocated, first to the Company, if applicable, and second, to each of the Holders requesting inclusion of their Registrable Securities in such registration statement on a pro rata basis based on the total number of Registrable Securities then held by each such Holder (or such other proportions as agreed among all the selling Holders); except that the right of the one or more underwriters to exclude shares (including Registrable Securities) from the registration and underwriting as described above shall be restricted so that (i) the number of Registrable Securities included in any such registration is not reduced below 25% of the aggregate number of Registrable Securities for which inclusion has been requested; and (ii) all shares that are not Registrable Securities and are held by any other Person, including, without limitation, any Person who is an employee, officer, consultant or director of the Company (or any subsidiary of the Company), will first be excluded from such registration and underwriting before any Registrable Securities are so excluded. If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the one or more underwriters, delivered prior to the filing of the “red herring” prospectus related such offering. Any Registrable Securities excluded or withdrawn from such underwriting will be excluded and withdrawn from the registration. For any Holder that is a partnership, the Holder and the partners and retired partners of such Holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing Persons, and for any Holder that is a corporation, the Holder and all corporations that are affiliates of such Holder, shall be deemed to be a single “Holder” and any pro rata reduction with respect to such “Holder” shall be based upon the aggregate amount of Registrable Securities owned by all such entities and individuals.

2.2.4      Expenses.    All expenses incurred in connection with any registration pursuant to this Section 2.2, including without limitation all registration, filing and qualification fees, printer’s and accounting fees, fees and disbursements of counsel for the Company, and reasonable fees and disbursements of one legal counsel selected by the Holders of a majority of the Registrable Securities being registered (but excluding underwriters’ discounts and commissions relating to shares sold by the Holders) shall be borne by the Company, provided that fees and disbursements for such counsel shall not exceed US$50,000.

2.2.5      Not Demand Registration.    Registration pursuant to this Section 2.2 will not be deemed to be a demand registration as described in Section 2.1 above. Except as otherwise provided herein, there will be no limit on the number of times the Holders may request registration of Registrable Securities under this Section 2.2.

2.3         Form S-3 or Form F-3 Registration.

2.3.1      If the Company receives from any one or more Holder of Registrable Securities Then Outstanding a written request or requests that the Company effect a registration on Form S-3 or Form F-3 and any related qualification or compliance with respect to all or a part of the Registrable Securities owned by such Holder or Holders, then the Company will (i) promptly give written notice of the proposed registration and the Holder’s or Holders’ request therefor, and any related qualification or compliance, to all other Holders of Registrable Securities; and (ii) use commercially reasonable efforts to effect, as soon as practicable, such registration and all such

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qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Holders or Holders’ Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Holder or Holders joining in such request as are specified in a written request given no later than fourteen (14) calendar days after the Company provides the notice contemplated by this section 2.3.1; except that the Company will not be obligated to effect any such registration, qualification or compliance pursuant to this Section 2.3:

(a)         if Form S-3 or Form F-3 is not available for such offering by the Holders;

(b)         if the Holders, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at an aggregate price to the public (net of any underwriters’ discounts or commissions) of less than US$1,000,000;

(c)         if the Company furnishes the Holders with a certificate signed by the Company’s Chief Executive Officer or Chairman of the Board stating that in the good faith judgment of the board of directors of the Company, it would be materially detrimental to the Company and its shareholders for such Form S-3 or Form F-3 registration to be effected at such time, in which event the Company may defer the filing of the Form S-3 or Form F-3 registration statement for a period of not more than ninety (90) calendar days after receipt of the request of the Holder or Holders under this Section 2.3; except that the Company shall not (i) exercise this right more than once in any twelve (12) month period; and (ii) register any securities for the account of itself or any other shareholder during any such ninety (90) day period (other than a registration relating solely to the sale of securities of participants in an employee benefit plan, a registration relating to a corporate reorganization or transaction under Rule 145 of the Securities Act);

(d)         if the Company has, during the twelve (12) month period preceding the date of such request, already effected three (3) registrations under the Securities Act pursuant to the provisions of this Section 2.3 and such registrations have been declared or ordered effective; or

(e)         during the period starting with the date thirty (30) calendar days prior to the Company’s good faith estimate of the date of the filing of and ending on a date ninety (90) calendar days following the effective date of a Company-initiated registration subject to Section 2.2, so long as the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective.

2.3.2      Expenses.    The Company shall bear all expenses incurred in connection with any registration pursuant to this Section 2.3, including without limitation all registration, filing and qualification fees, printer’s and accounting fees, fees and disbursements of counsel for the Company, and reasonable fees and disbursements of one legal counsel selected by the Holders of a majority of the Registrable Securities being registered (but excluding underwriters’ discounts and commissions relating to shares sold by the Holders), provided that fees and disbursements for such counsel shall not exceed US$50,000. Notwithstanding any of the foregoing provisions, the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to this Section 2.3 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case the participating Holders requesting for the withdrawal shall bear such expenses), except that if at the time of such withdrawal, the Holders have learned of a material adverse change in the condition, business or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness following disclosure by the Company of such material adverse change, then the Holders will not be required to pay any of such expenses and will retain their rights pursuant to this Section 2.3.

2.3.3      Underwriting.    If the Holders requesting registration on Form S-3 or Form F-3 intend to distribute the Registrable Securities covered by their request by means of an underwriting, such Holders shall so advise the Company as a part of their request made pursuant to this Section 2.3 and the Company shall include

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such information in the written notice referred to in Section 2.3.1. The provisions of Section 2.1 will apply to such a request (with the substitution of this Section 2.3 for references to Section 2.1). Subject to the foregoing, the Company shall file a registration statement covering the Registrable Securities and other securities so requested to be registered as soon as practicable after receipt of the request or requests of the Holders requesting registration on Form S-3 or Form F-3.

2.3.4      Not Demand Registration.    Form S-3 or Form F-3 registrations will not be deemed to be demand registrations as described in Section 2.1. Except as otherwise provided herein, there will be no limit on the number of times the Holders may request registration of Registrable Securities under this Section 2.3.

3.           REGISTRATION PROCEDURES.

3.1         Filings; Information.    Whenever required to effect the registration of any Registrable Securities under this Agreement, the Company shall use its commercially reasonable efforts to effect such registration in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as reasonably possible:

3.1.1      Registration Statement.    Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use commercially reasonable efforts to cause such registration statement to become effective.

3.1.2      Amendments and Supplements.    Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement.

3.1.3      Copies of Proposed Registration Statements.    At least five (5) calendar days prior to filing a Registration Statement or prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration Statement or prospectus, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the prospectus included in such Registration Statement (including each preliminary prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided, that the Company will not have any obligation to provide any document pursuant to this clause that is available on the SEC’s EDGAR system.

3.1.4      State Securities Laws Compliance.    Use commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as is reasonably requested by the Holders, but the Company will not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

3.1.5      Notification.    Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus or free writing prospectus (to the extent prepared by or on behalf of the Company) relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and, at the request of any such Holder, the Company will, as soon as reasonably practicable, file and furnish to all such Holders a supplement or amendment to such prospectus or free writing prospectus (to the extent prepared by or on behalf of the Company) so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading in light of the circumstances under which they were made.

3.1.6      Opinion and Comfort Letter.    Furnish, at the request of any Holder requesting registration of Registrable Securities, on the date that such Registrable Securities are delivered to the one or more underwriters for sale, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes

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effective, (i) an opinion, dated as of such date, of each of the Company’s United States securities counsel and the local counsel which are representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering and reasonably satisfactory to a majority in interest of the Holders requesting registration, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities and (ii) a “comfort letter”, dated as of such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering and reasonably satisfactory to a majority in interest of the Holders requesting registration, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities.

3.1.7      Exchange.    Cause all such Registrable Securities registered pursuant to this Agreement to be listed on a national exchange or trading system and on each securities exchange and trading system on which similar securities issued by the Company are then listed.

3.1.8      CUSIP.    Provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration.

3.1.9      Advise each Holder of Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued.

3.1.10    In good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by, the Holders in connection with registration of any Registrable Securities under this Agreement.

3.2         Holder Information.    In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such Holder’s Holder Information, reasonably promptly after requested therefor by the Company. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration if the Company determines, based on the advice of counsel, that such information is necessary to effect the Registration and such Holder continues thereafter to withhold such information. The exclusion of a Holder’s Registrable Securities as a result of this Section 3.2 shall not affect the registration of the other Registrable Securities to be included in such Registration.

4.           INDEMNIFICATION AND CONTRIBUTION.

4.1         Indemnification by the Company.    To the extent permitted by law, the Company shall indemnify and hold harmless each Holder, the partners, members, officers, directors and stockholders of each Holder, legal counsel and accountants for each Holder, any underwriter (as defined in the Securities Act) for such Holder and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act, any state securities laws or any rule or regulation promulgated under the Securities Act, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a “Violation”): (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus, final prospectus, or free writing prospectus contained therein or any amendments or supplements thereto, any issuer information (as defined in Rule 433 of the Securities Act) filed or required to be filed pursuant to Rule 433(d) under the Securities Act or any other document incident to such registration prepared by or on behalf of the Company or used or referred to by the Company, (ii) the omission or alleged omission to state in such registration statement a material fact required to be stated therein, or necessary to make the statements therein not misleading or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities laws or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities laws in connection with such registration statement, and the Company shall reimburse each such Holder, underwriter, controlling Person or other aforementioned Person for any legal or other expenses reasonably incurred by them

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in connection with investigating or defending any such loss, claim, damage, liability or action as such expenses are incurred; except that the indemnity agreement contained in this Section 4 will not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent cannot be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation that occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by any such Holder, underwriter, controlling Person or other aforementioned Person.

4.2         Indemnification by Investors Holding Registrable Securities.    To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, its directors, each of its officers who has signed the registration statement, each Person, if any, who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter, any other Holder selling securities in such registration statement and any controlling Person of any such underwriter or other Holder, against any losses, claims, damages or liabilities (joint or several) to which any of the foregoing Persons may become subject, under the Securities Act, the Exchange Act, any state securities laws or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities laws, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will reimburse any Person intended to be indemnified pursuant to this Section 4.2 for any legal or other expenses reasonably incurred by such Person in connection with investigating or defending any such loss, claim, damage, liability or action as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 4.2 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder (which consent shall not be unreasonably withheld), and provided that in no event shall a Holder’s liability pursuant to this Section 4.2, when combined with the amounts paid or payable by such Holder pursuant to Section 4.4 below, exceed the proceeds from the offering received by such Holder (net of underwriter discounts and commissions and any expenses paid by such Holder).

4.3         Conduct of Indemnification Proceedings.    Promptly after receipt by an indemnified party under this Section 4 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 4, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one (1) separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of liability to the indemnified party under this Section 4 to the extent of such prejudice, but the omission to so deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 4.

4.4         Contribution.    If the indemnification provided for in this Section 4 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to herein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and the indemnified party on the other hand in connection with the statements or omissions that resulted in such loss, liability, claim, damage or expense, as well as any other relevant equitable considerations; provided, however, that (i) no contribution by any Holder, when combined with any amounts paid by such Holder pursuant to Section 4.2, shall exceed the net proceeds from the offering received by such Holder and (ii) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall a Holder’s liability pursuant to this Section 4.4, when combined with the amounts paid or payable by such

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Holder pursuant to Section 4.2, exceed the proceeds from the offering received by such Holder (net of underwriter discounts and commissions and any expenses paid by such Holder). The relative fault of the indemnifying party and the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

4.5         Survival.    The obligations of the Company and Holders under this Section 4 will survive the completion of any offering of Registrable Securities in a registration statement under this Section 4 and otherwise.

4.6         The obligations of the parties under this Section 4 shall be in addition to any liability which any party may otherwise have to any other party.

5.           MISCELLANEOUS

5.1         No Registration Rights to Third Parties.    Without the prior consent of the Holders of a majority of the Registrable Securities Then Outstanding, the Company shall not grant, and shall not cause or permit to be created, for the benefit of any Person any registration rights of any kind (whether similar to the demand, “piggyback” or Form S-3 or Form F-3 registration rights described in this Agreement, or otherwise) relating to any Securities of the Company, other than any registration rights granted to holders of any Ordinary Shares issued in any PIPE Financing and rights that are subordinate in right to each Investor.

5.2         No Third-Party Beneficiaries.    This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in Section 4 and Section 5.3.

5.3         Assignment.    This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part, unless the Company first provides Investors holding Registrable Securities at least ten (10) Business Days prior written notice; provided that no assignment or delegation by the Company will relieve the Company of its obligations under this Agreement unless the Investors holding a majority-in-interest of the Registrable Securities provide their prior written consent, which consent must not be unreasonably withheld, delayed or conditioned. This Agreement and the rights, duties and obligations of an Investor holding Registrable Securities hereunder may be assigned by such Investor in conjunction with and to the extent of any transfer of Registrable Securities by such Investor which is not prohibited by such Investor’s Lock-Up Agreement; provided that no assignment by any Investor of its rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by execution and delivery of a joinder to this Agreement in the form of Exhibit A attached hereto (each, a “Joinder”). This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and to their permitted assigns.

5.4         Specific Performance.    Each of the parties acknowledges and agrees that the other parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, to the fullest extent permitted by law, each of the parties agrees that, without posting bond or other undertaking, the other parties will be entitled to an injunction or injunctions to prevent breaches or violations of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action, claim or suit in addition to any other remedy to which it may be entitled, at law or in equity. Each party further agrees that, in the event of any action for specific performance in respect of such breach or violation, it will not assert that the defense that a remedy at law would be adequate.

5.5         Reports under the Exchange Act.    The Company covenants that it shall file any reports required to be filed by it under the Securities Act and the Exchange Act and shall take such further action, including providing customary legal opinions, as Investors holding Registrable Securities may reasonably request, all to the extent required from time to time to enable such Investors to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act, as such Rule 144 may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC. Upon the request of any Investor holding Registrable Securities, the Company shall deliver to such Investor a written certification of a duly authorized officer as to whether it has complied with such requirements.

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5.6         Severability.    This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible that is valid and enforceable.

5.7         Entire Agreement.    This Agreement (together with the Merger Agreement and the Lock-Up Agreements to the extent incorporated herein, and including all agreements entered into pursuant hereto or thereto or referenced herein or therein and all certificates and instruments delivered pursuant hereto and thereto) constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, representations, understandings, negotiations and discussions between the parties, whether oral or written, relating to the subject matter hereof; provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Merger Agreement or any other ancillary document.

5.8         Interpretation.    Titles and headings of sections of this Agreement are for convenience only and shall not affect the construction of any provision of this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term “or” means “and/or”. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

5.9         Amendments; Waivers.    Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written agreement or consent by the Company and Investors holding a majority-in-interest of the Registrable Securities; provided, that any amendment or waiver of this Agreement which affects an Investor in a manner materially and adversely disproportionate to other Investors will also require the consent of such Investor. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

5.10       Remedies Cumulative.    None of the rights, powers or remedies conferred under this Agreement shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to any other right, power or remedy, whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise.

5.11       Governing Law; Jurisdiction.    This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of New York without regard to the conflict of laws principles thereof. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, THE SUPREME COURT OF THE STATE OF NEW YORK AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF NEW YORK IN NEW YORK COUNTY SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR SUCH DOCUMENTS THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A NEW YORK

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STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 5.14 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

5.12       WAIVER OF TRIAL BY JURY.    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 5.12.

5.13       Termination of Merger Agreement.    This Agreement shall be binding upon each party upon such party’s execution and delivery of this Agreement, but this Agreement shall only become effective upon the Closing. In the event that the Merger Agreement is validly terminated in accordance with its terms prior to the Closing, this Agreement shall automatically terminate and become null and void and be of no further force or effect, and the parties shall have no obligations hereunder.

5.14       Notices.    All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means, with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable party at the addresses provided under such party’s signature page hereto (or at such other address for such party as shall be specified by like notice).

5.15       Counterparts.    This Agreement may be executed in multiple counterparts (including by facsimile or pdf or other electronic document transmission), each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

{REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGES FOLLOW}

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IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be executed and delivered as of the date first written above.

Company:
THE NEWS LENS CO., LTD.
By:
Name:
Title:
Address for Notice:
Address:
Facsimile No.:
Telephone No.:
Email:

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IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be executed and delivered as of the date first written above.

Investor:
BLUE OCEAN SPONSOR LLC
By:
Name:
Title:
Address for Notice:
Address:
Telephone No.: [•]
Email: [•]

[Signature Page to Registration Rights Agreement]

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IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be executed and delivered as of the date first written above.

Investor:
[INVESTOR]
By:
Name:
Title:
Address for Notice:
Address:
Telephone No.:
Email:

[Signature Page to Registration Rights Agreement]

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IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be executed and delivered as of the date first written above.

Investor:
[INVESTOR]
By:
Name:
Title:
Address for Notice:
Address:
Telephone No.:
Email:

[Signature Page to Registration Rights Agreement]

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IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be executed and delivered as of the date first written above.

Investor:
[INVESTOR]
By:
Name:
Title:
Address for Notice:
Address:
Telephone No.:
Email:

[Signature Page to Registration Rights Agreement]

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EXHIBIT A

The undersigned is executing and delivering this Joinder pursuant to the Registration Rights Agreement dated as of _____, 202[•] (as amended, modified and waived from time to time, the “Registration Agreement”) by and among The News Lens Co., Ltd., a Cayman Islands exempted company (including any successor entity thereto, the “Company”), and the other parties named as parties therein (including pursuant to other Joinders). Capitalized terms used herein shall have the meaning set forth in the Registration Agreement.

By executing and delivering this Joinder to the Company, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the provisions of, the Registration Agreement as a Holder in the same manner as if the undersigned were an original signatory to the Registration Agreement, and the undersigned will be deemed for all purposes to be a Holder and the undersigned’s ________ Ordinary Shares of the Company will be deemed for all purposes to be Registrable Securities under the Registration Agreement.

Accordingly, the undersigned has executed and delivered this Joinder as of the ____ day of _____, 20__.

______________________
Signature
By:
Name:
Title:
Agreed and Accepted as of
______, 20___:
THE NEWS LENS CO., LTD.
By:
Name:
Title:

[Exhibit A to Registration Rights Agreement]

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Exhibit B

List of Key Holders

[Signature Page to Registration Rights Agreement]

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EXHIBIT D
LOCK-UP AND SUPPORT AGREEMENT

THIS LOCK-UP AND SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of June 6, 2023, by and among The News Lens Co., Ltd., a Cayman Islands exempted company (the “Company”), Blue Ocean Acquisition Corporation, a Cayman Islands exempted company (“SPAC”), and the Persons listed on Schedule A hereto (each, a “Company Shareholder” and collectively, the “Company Shareholders”).

WHEREAS, capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed thereto in the Agreement and Plan of Merger (the “Merger Agreement”) entered into by and among the Company, TNL Mediagene, a Cayman Islands exempted company and wholly owned subsidiary of the Company (“Merger Sub”), and SPAC, pursuant to which, among other things, Merger Sub will be merged with and into SPAC, with SPAC surviving the merger as a wholly owned subsidiary of the Company (the “Merger”).

WHEREAS, each Company Shareholder is, as of the date of this Agreement, the record or beneficial owner of the number of Pre-Split Shares set forth opposite such Company Shareholder’s name on Schedule A hereto (such Pre-Split Shares, together with any other Pre-Split Shares acquired by such Company Shareholder after the date of this Agreement and prior to the Closing, including upon exercise of Company Options, being collectively referred to herein as the “Subject Shares”).

WHEREAS, as a condition to their willingness to enter into the Merger Agreement, the Company and SPAC have requested that each of the Company Shareholders enter into this Agreement.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated into this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereto agree as follows:

Article I
Definitions

1.1         Definitions. The terms defined in this Section 1.1 shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Locked-Up Shares” means, with respect to each Company Shareholder, any Company Ordinary Shares held by such Company Shareholder immediately after the Closing, and any Company Ordinary Shares issuable upon the exercise of Company Options held by such Company Shareholder immediately after the Closing (along with such Company Options themselves).

“Transfer” means the (i) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option, right or warrant to purchase or otherwise transfer or dispose of or agreement to transfer or dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Securities Exchange Act, and the rules and regulations of the SEC promulgated thereunder with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).

Article II
Representations and Warranties of the Company Shareholders

Each Company Shareholder, severally and not jointly, hereby represents and warrants to the Company and SPAC during the period starting from the date hereof until the earlier of (1) the Closing and (2) the termination of the Merger Agreement in accordance with its terms (the “Exclusivity Period”) as follows:

2.1         Such Company Shareholder that is not an individual is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within such Company Shareholder’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Company Shareholder;

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2.2         Such Company Shareholder that is an individual has full legal capacity, right and authority to execute and deliver this Agreement and to perform his or her obligations hereunder;

2.3         This Agreement has been duly authorized, executed and delivered by such Company Shareholder and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of such Company Shareholder, enforceable against such Company Shareholder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies);

2.4         The execution and delivery of this Agreement by such Company Shareholder does not, and the performance by such Company Shareholder of its, his or her obligations hereunder will not: (i) if such Company Shareholder is not an individual, conflict with or result in a violation of the organizational documents of such Company Shareholder; or (ii) require any consent or approval that has not been given or other action that has not been taken by any third party (including under any contract binding upon such Company Shareholder or such Company Shareholder’s Subject Shares), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay such Company Shareholder’s performance of its, his or her obligations under this Agreement;

2.5         There are no Actions pending against such Company Shareholder, or to the knowledge of such Company Shareholder, threatened against such Company Shareholder, before (or, in the case of threatened Actions that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay such Company Shareholder’s performance of its, his or her obligations under this Agreement;

2.6         Except for fees described in Section 4.18 of the Company Disclosure Letter, no financial advisor, investment banker, broker, finder or other similar intermediary is entitled to any fee or commission from such Company Shareholder, the Company, any of its Subsidiaries or any of their respective Affiliates in connection with the Merger Agreement or this Agreement or any of the respective transactions contemplated thereby and hereby, in each case, based upon any arrangement or agreement made by or, to the knowledge of such Company Shareholder, on behalf of such Company Shareholder, for which SPAC, the Company or any of their respective affiliates would have any obligations or liabilities of any kind or nature;

2.7         Such Company Shareholder has had the opportunity to read the Merger Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors;

2.8         Such Company Shareholder has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Company Shareholder’s obligations hereunder;

2.9         Except as otherwise described in this Agreement, such Company Shareholder has the direct and indirect interest in the Subject Shares set forth opposite such Company Shareholder’s name on Schedule A hereto, and there exist no Liens or any other limitation or restriction (including, without limitation, any restriction on the right to vote, sell or otherwise dispose of such securities (other than transfer restrictions under the Securities Act) affecting such securities, other than pursuant to: (1) this Agreement; (2) the organizational documents of the Company; (3) the Merger Agreement; (4) the Registration Rights Agreement; or (5) any applicable securities laws); and

2.10       Other than Company Options (if any), the Subject Shares listed on Schedule A are the only equity securities in the Company (including, without limitation, any equity securities convertible into, or which can be exercised or exchanged for, equity securities of the Company) owned of record or beneficially owned by such Company Shareholder as of the date hereof and such Company Shareholder has the sole power to dispose of (or the sole power to cause the disposition of) and the sole power to vote (or the sole power to direct the voting of) such Subject Shares, and none of such Subject Shares is subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares, except as provided in this Agreement; such Company Shareholder hereby agrees to supplement Schedule A from time to time to the extent that such Company Shareholder acquires additional securities (other than Company Options) in the Company.

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Article III
Representations and Warranties of SPAC

SPAC hereby represents and warrants to each Company Shareholder and the Company during the Exclusivity Period as follows:

3.1         SPAC is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within SPAC’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of SPAC;

3.2         This Agreement has been duly authorized, executed and delivered by SPAC and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of SPAC, enforceable against SPAC in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies); and

3.3         The execution and delivery of this Agreement by SPAC does not, and the performance by SPAC of its obligations hereunder will not: (i) conflict with or result in a violation of the organizational documents of SPAC; or (ii) require any consent or approval that has not been given or other action that has not been taken by any third party (including under any contract binding upon SPAC), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay SPAC’s performance of its obligations under this Agreement.

Article IV
Representations and Warranties of the Company

The Company hereby represents and warrants to each Company Shareholder and SPAC during the Exclusivity Period as follows:

4.1         The Company is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within the Company’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of the Company;

4.2         This Agreement has been duly authorized, executed and delivered by the Company and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of the Company, enforceable against the Company in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies); and

4.3         The execution and delivery of this Agreement by the Company does not, and the performance by the Company of its obligations hereunder will not: (i) conflict with or result in a violation of the organizational documents of the Company; or (ii) require any consent or approval that has not been given or other action that has not been taken by any third party (including under any contract binding upon the Company), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the Company’s performance of its obligations under this Agreement.

Article V
Agreement Regarding Voting; Certain Other Covenants of the Company Shareholders

Each Company Shareholder covenants and agrees, as to itself, himself or herself only, during (and only during) the Exclusivity Period:

5.1        Agreement Regarding Voting. During the Exclusivity Period, at any duly called meeting of the shareholders of the Company (or any adjournment or postponement thereof), and in any action by written consent of the shareholders of the Company requested by the board of directors of the Company or undertaken in furtherance of the transactions contemplated by the Merger Agreement (the “Transactions”), such Company Shareholder shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause all of its,

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his or her Subject Shares to be counted as present thereat for purposes of establishing a quorum, and it, he or she shall vote or consent (or cause to be voted or consented, including in any action by written consent), in person or by proxy, all of its, his or her Subject Shares: (A) in favor of the adoption of the Merger Agreement and approval of the Transactions (and any actions required in furtherance thereof); (B) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any representation, warranty, covenant, obligation or agreement of the Company contained in the Merger Agreement; (C) in favor of any other proposals set forth in the Company’s materials for the applicable shareholder meeting; and (D) against the following actions or proposals: (1) any Alternative Transaction Proposal or any proposal in opposition to approval of the Merger Agreement or in competition with or inconsistent with the Merger Agreement; (2) any proposal, action or agreement that would reasonably be expected to (A) impede, nullify, frustrate, prevent, interfere with, materially delay the consummation of, or otherwise adversely affect, any of the Transactions, the Merger or any provision of this Agreement, or (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company under the Merger Agreement or any Transaction Agreement and (3)(I) any change in the present capitalization of the Company or any amendment of the memorandum and articles of association of the Company, except to the extent expressly contemplated by the Merger Agreement (including the A&R AoA), (II) any liquidation, dissolution or other change in the Company’s corporate structure or business, (III) any action, proposal, transaction or agreement that would result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of such Company Shareholder under this Agreement or (IV) any other action or proposal involving the Company or any of its subsidiaries that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the Transactions.

5.2         No Transfer. During the Exclusivity Period, such Company Shareholder shall not, without the prior written consent of SPAC, (I) directly or indirectly, Transfer (including short sells) any Subject Shares owned by it, him or her, (II) grant any proxies or powers of attorney or enter into any voting arrangement, whether by proxy, voting agreement, voting trust, voting deed or otherwise (including pursuant to any loan of Subject Shares), or enter into any other agreement, with respect to any Subject Shares, in each case, other than as set forth in this Agreement, the Merger Agreement, Transaction Agreements or the voting and other arrangements under the organizational documents of the Company, (III) take any action that would reasonably be expected to make any representation or warranty herein untrue or incorrect, or would reasonably be expected to have the effect of preventing or disabling such Company Shareholder from performing its obligations hereunder, (IV) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Shares owned by it, him or her, whether any such transaction is to be settled by delivery of such Subject Shares, in cash or otherwise, (V) enter into any contract, option, derivative, hedging or other agreement or arrangement or understanding (including any profit-sharing arrangement) with respect to, or consent to, a Transfer of, any or all of the Subject Shares, or (VI) commit or agree to take any of the foregoing actions. Any action attempted to be taken in violation of the preceding sentence will be null and void.

5.3         New Shares. In the event that: (i) any additional Pre-Split Shares or other voting equity securities of the Company are issued to a Company Shareholder after the date hereof pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Subject Shares of, on or affecting the Subject Shares owned by the Company Shareholder or otherwise; (ii) a Company Shareholder purchases or otherwise acquires beneficial ownership of any additionally Pre-Split Shares or other voting equity securities of the Company after the date hereof; or (iii) a Company Shareholder acquires the right to vote or share in the voting of any additional Pre-Split Shares or other voting equity securities of the Company after the date hereof (such additional Pre-Split Shares or other voting equity securities of the Company described in clauses (i), (ii) and (iii), the “New Shares”), then such New Shares acquired or purchased by such Company Shareholder shall be subject to the terms of Section 5.1 and Section 5.2 to the same extent as if they constituted the Pre-Split Shares or other voting equity securities of the Company owned by such Company Shareholder as of the date hereof.

5.4         Exclusivity; Confidentiality. Prior to any valid termination of the Merger Agreement, (i) each Company Shareholder shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the Transactions on the terms and subject to the conditions set forth in the Merger Agreement, and (ii) each Company Shareholder shall be bound by and comply with Sections 8.05 (Confidentiality; Publicity) and 8.03(a) (Exclusivity) of the Merger Agreement (and any relevant definitions contained in any such sections) as if such person were a signatory to the Merger Agreement with respect to such

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provisions and each reference to the “Company” contained in Section 8.03(a) of the Merger Agreement (other than Section 8.03(a)(i) or for purposes of the definition of Alternative Transaction Proposal) also referred to such Company Shareholder.

5.5         Consent to Disclosure. Each Company Shareholder consents to and authorizes the Company and SPAC, as applicable, to publish and disclose in all documents and schedules filed with the SEC or any other Governmental Authority or applicable securities exchange, and any press release or other disclosure document that the Company or SPAC, as applicable, reasonably determines to be necessary or advisable in connection with the Merger or any other transactions contemplated by the Merger Agreement or this Agreement, the ownership of the Subject Shares, the existence of this Agreement and the nature of such Company Shareholder’s commitments and obligations hereunder, and such Company Shareholder acknowledges that the Company and SPAC may, in their sole discretion, file this Agreement or a form hereof with the SEC or any other Governmental Authority or securities exchange. Such Company Shareholder agrees to promptly give the Company or SPAC, as applicable, any information that is in its, his, or her possession that the Company or SPAC, as applicable, may reasonably request for the preparation of any such disclosure documents, and such Company Shareholder agrees to promptly notify the Company and SPAC of any required corrections with respect to any written information supplied by it, him, or her specifically for use in any such disclosure document, if and to the extent that such Company Shareholder shall become aware that any such information shall have become false or misleading in any material respect.

5.6         Additional Matters. Each Company Shareholder agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may reasonably be requested in writing by another party hereto.

Article VI
Lock-Up

6.1         Lock-Up Provisions.

(a)         Subject to the exceptions set forth herein, during a period of 180 days from and after the Closing (the “Lock-Up Period”), each Company Shareholder agrees not to, without the prior written consent of the board of directors of the Company, directly or indirectly, Transfer any Locked-Up Shares held by such Company Shareholder;

(b)         The restrictions set forth in Section 6.1(a) (the “Lock-Up Restrictions”) shall not apply to:

(i)          in the case of an entity, Transfers to (A) such entity’s officers or directors or any affiliate (as defined below) or immediate family (as defined below) of any of such entity’s officers or directors, (B) any shareholder, partner or member of such entity or their affiliates, (C) any affiliate of such entity, or (D) any employees of such entity or of its affiliates;

(ii)         in the case of an individual, Transfers by gift to members of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization;

(iii)        in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of the individual;

(iv)        in the case of an individual, Transfers by operation of law or pursuant to a court order, such as a qualified domestic relations order, divorce decree or separation agreement;

(v)         in the case of an individual, Transfers to a partnership, limited liability company or other entity of which such individual and/or the immediate family of such individual are the legal and beneficial owner of all of the outstanding equity securities or similar interests;

(vi)        in the case of an entity that is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

(vii)       in the case of an entity, Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity;

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(viii)      pledges of any Locked-Up Shares held by such Company Shareholder to a financial institution that create a mere security interest in such Locked-Up Shares pursuant to a bona fide loan or indebtedness transaction so long as such Company Shareholder continues to control the exercise of the voting rights of such pledged Locked-Up Shares as well as any foreclosures on such pledged Locked-Up Shares;

(ix)        Transfers of any Company Ordinary Shares acquired as part of the PIPE Financing;

(x)         transactions relating to Company Ordinary Shares or other securities convertible into or exercisable or exchangeable for Company Ordinary Shares acquired in open market transactions after the Closing, provided that no such transaction is required to be, or is, publicly announced (whether on Form 4, Form 5 or otherwise, other than a required filing on Schedule 13F, 13G or 13G/A) during the applicable Lock-Up Period;

(xi)        the exercise of any options or warrants to purchase Company Ordinary Shares (which exercises may be effected on a cashless basis to the extent the instruments representing such options or warrants permit exercises on a cashless basis);

(xii)       Transfers to the Company to satisfy tax withholding obligations pursuant to the Company’s equity incentive plans or arrangements;

(xiii)      Transfers to the Company pursuant to any contractual arrangement in effect at the Closing that provides for the repurchase by the Company or forfeiture of such Company Shareholder’s Locked-Up Shares or other securities convertible into or exercisable or exchangeable for Company Ordinary Shares in connection with the termination of the Company Shareholder’s service to the Company;

(xiv)      the establishment of a trading plan that meets the requirements of Rule 10b5-1(c) under the Exchange Act (a “Trading Plan”); provided, however, that no sales of Locked-Up Shares shall be made by such Company Shareholder pursuant to such Trading Plan during the Lock-Up Period and no public announcement or filing is voluntarily made regarding such plan during the Lock-Up Period; and

(xv)       Transfers made in connection with a liquidation, merger, share exchange or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Company Ordinary Shares for cash, securities or other property subsequent to the Closing Date.

provided, however, that in the case of clauses (i) through (vii), these permitted transferees must enter into a written agreement, in substantially the form of this Agreement, agreeing to be bound by the Lock-Up Restrictions and shall have the same rights and benefits under this Agreement. For purposes of this paragraph, “immediate family” shall mean a spouse, domestic partner, child, grandchild or other lineal descendant (including by adoption), father, mother, brother or sister of an individual; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended.

(c)         For the avoidance of doubt, each Company Shareholder shall retain all of its, his, or her rights as a shareholder of the Company during the Lock-Up Period, including the right to vote any Locked-Up Shares.

(d)         In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the Locked-Up Shares, are hereby authorized to decline to make any transfer of securities if such Transfer would constitute a violation or breach of the Lock-Up Restrictions.

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Article VII
General Provisions

7.1         Termination. This Agreement shall be effective the date hereof and shall immediately terminate upon the earlier of (x) the termination of the Merger Agreement pursuant to its terms and (y) the date on which the Lock-Up Period expires; provided that, in the event that the Merger Agreement is not terminated pursuant to its terms prior to the Closing, Article II, Article III, Article IV and Article V (other than Section 5.4 (solely with respect to 8.05(b) (Confidentiality; Publicity) of the Merger Agreement, which shall survive indefinitely) shall terminate upon the Closing. The termination of this Agreement shall not relieve any party from any liability arising in respect of any willful and material breach of this Agreement prior to such termination. Upon the termination of this Agreement (or any portion thereof), this Article VII shall survive indefinitely.

7.2         The Company shall remove, and shall cause to be removed (including by causing its transfer agent to remove), any legends, marks, stop-transfer instructions or other similar notations pertaining to the lock-up arrangements herein from the book-entries evidencing any Locked-Up Shares at the time any such share is no longer subject to the Lock-Up Restrictions.

7.3         Capacity as a Company Shareholder. Nothing in this Agreement shall be construed to impose any obligation or limitation on votes or actions taken by any director, officer, employee, agent or other representative of any Company Shareholder or by any Company Shareholder that is a natural person, in each case, in its, his or her capacity as a director or officer of the Company. Each Company Shareholder is executing this Agreement solely in such capacity as a record or beneficial holder of Subject Shares.

7.4         Notice. Any notice, consent or request to be given in connection with any of the terms or provisions of this Agreement shall be in writing and shall be sent by express mail or similar private courier service, by certified mail (return receipt requested), by hand delivery or electronic transmission to the receiving party’s address or email address set forth on Schedule A; provided that any such notice, consent or request to be given to SPAC or the Company at any time prior to the valid termination of the Merger Agreement shall be given in accordance with the terms of Section 11.02 (Notices) of the Merger Agreement.

7.5         Entire Agreement; Amendment. This Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Agreement may not be changed, amended, modified or waived as to any particular provision, except by a written instrument executed by (a) any Company Shareholder that is the subject of any such change, amendment, modification or waiver, (b) the Company and (c) SPAC.

7.6         Assignment. Except as otherwise provided herein, no party hereto may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties. Any purported assignment in violation of this Section shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Agreement shall be binding on the Company, SPAC, each Company Shareholder and their respective successors, heirs and assigns and permitted transferees.

7.7         Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The parties hereto (i) all agree that any action, proceeding, claim or dispute arising out of, or relating in any way to, this Agreement shall be brought and enforced in the courts of New York City, in the State of New York, and irrevocably submit to such jurisdiction and venue, which jurisdiction and venue shall be exclusive and (ii) waive any objection to such exclusive jurisdiction and venue or that such courts represent an inconvenient forum.

7.8         Enforcement. Each party hereto hereby agrees and acknowledges that: (i) any other party would be irreparably injured in the event of a breach by such party of its, his or her obligations under this Agreement, to the extent applicable to such party, (ii) monetary damages are not an adequate remedy for such breach, (iii) any non-breaching party shall be entitled to injunctive relief to prevent breaches of this Agreement and to specific performance of the terms hereof, in addition to any other remedy that such non-breaching party may have in law or

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in equity, in the event of such breach, (iv) the parties waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief and (v) the parties will waive, in any action for specific performance, the defense of adequacy of a remedy at law.

7.9         Counterparts. This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.10       Company Shareholder Obligations Several and Not Joint. The obligations of each Company Shareholder under this Agreement shall be several and not joint, and no Company Shareholder shall be liable for any breach of the terms of this Agreement by any other Company Shareholder.

[Signature pages follow]

Annex A-1-127

IN WITNESS WHEREOF, each party has duly executed and delivered this Agreement as of the date first written above.

THE NEW LENS CO., LTD.
By:
Name:	Tzu-Wei Chung
Title:	Chief Executive Officer

[Signature Page to Company Shareholders Lock-Up and Support Agreement]

Annex A-1-128

IN WITNESS WHEREOF, each party has duly executed and delivered this Agreement as of the date first written above.

BLUE OCEAN ACQUISITION CORPORATION
By:	[•]
Name:	[•]
Title:	[•]

[Signature Page to Company Shareholders Lock-Up and Support Agreement]

Annex A-1-129

IN WITNESS WHEREOF, each party has duly executed and delivered this Agreement as of the date first written above.

TZU-WEI CHUNG
By:
Name:

[Signature Page to Company Shareholders Lock-Up and Support Agreement]

Annex A-1-130

IN WITNESS WHEREOF, each party has duly executed and delivered this Agreement as of the date first written above.

SHIH-FAN YANG
By:
Name:

[Signature Page to Company Shareholders Lock-Up and Support Agreement]

Annex A-1-131

IN WITNESS WHEREOF, each party has duly executed and delivered this Agreement as of the date first written above.

NBM TAIWAN LTD.
By:	[•]
Name:	[•]
Title:	[•]

[Signature Page to Company Shareholders Lock-Up and Support Agreement]

Annex A-1-132

IN WITNESS WHEREOF, each party has duly executed and delivered this Agreement as of the date first written above.

YEN-TING CHUANG
By:
Name:

[Signature Page to Company Shareholders Lock-Up and Support Agreement]

Annex A-1-133

IN WITNESS WHEREOF, each party has duly executed and delivered this Agreement as of the date first written above.

MOTOKO IMADA (今田 素子)
By:
Name:

[Signature Page to Company Shareholders Lock-Up and Support Agreement]

Annex A-1-134

IN WITNESS WHEREOF, each party has duly executed and delivered this Agreement as of the date first written above.

HIROTO KOBAYASHI (小林 弘人)
By:
Name:

[Signature Page to Company Shareholders Lock-Up and Support Agreement]

Annex A-1-135

IN WITNESS WHEREOF, each party has duly executed and delivered this Agreement as of the date first written above.

TATT CHEN
By:
Name:

[Signature Page to Company Shareholders Lock-Up and Support Agreement]

Annex A-1-136

IN WITNESS WHEREOF, each party has duly executed and delivered this Agreement as of the date first written above.

YU-LING YANG
By:
Name:

[Signature Page to Company Shareholders Lock-Up and Support Agreement]

Annex A-1-137

IN WITNESS WHEREOF, each party has duly executed and delivered this Agreement as of the date first written above.

TE WEI HSU
By:
Name:

[Signature Page to Company Shareholders Lock-Up and Support Agreement]

Annex A-1-138

IN WITNESS WHEREOF, each party has duly executed and delivered this Agreement as of the date first written above.

WEI-SHEN LIN
By:
Name:

[Signature Page to Company Shareholders Lock-Up and Support Agreement]

Annex A-1-139

IN WITNESS WHEREOF, each party has duly executed and delivered this Agreement as of the date first written above.

SHANG NUNG HSIAO
By:
Name:

[Signature Page to Company Shareholders Lock-Up and Support Agreement]

Annex A-1-140

IN WITNESS WHEREOF, each party has duly executed and delivered this Agreement as of the date first written above.

CHIH-WEI LEE
By:
Name:

[Signature Page to Company Shareholders Lock-Up and Support Agreement]

Annex A-1-141

Schedule A

Name of Company Shareholder	Number of Pre-Split Shares	Address for Notice
Tzu-Wei Chung	30,970,385 ordinary shares, par value $0.0001 per share, of the Company	5F-1, No. 326 Fude St., Nangang Dist., Taipei City 115, Taiwan
Shih-Fan Yang	16,500,000 ordinary shares, par value $0.0001 per share, of the Company	5F, No. 23, Aly. 6, Ln. 111, Sec. 2, Muxin Rd., Neighborhood 32, Muxin Vil., Wenshan Dist., Taipei City, 116, Taiwan
NBM Taiwan Ltd.	13,494,133 ordinary shares, par value $0.0001 per share, of the Company	Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110
Yen-Ting Chuang	13,903,016 ordinary shares, par value $0.0001 per share, of the Company	7F-1, No. 1, Ln. 31, Sec. 3, Ren’ai Rd., Da’an Dist., Taipei City, Taiwan (R.O.C.)
Motoko Imada (今田 素子)	17,204,774 ordinary shares, par value $0.0001 per share, of the Company	Arethusa Shibuya, 23-2 Maruyama-cho Shibuya-ku, Tokyo 150-0044, Japan
Hiroto Kobayashi (小林 弘人)	11,196,906 ordinary shares, par value $0.0001 per share, of the Company	Arethusa Shibuya, 23-2 Maruyama-cho Shibuya-ku, Tokyo 150-0044, Japan
Tatt Chen	1,121,374 ordinary shares, par value $0.0001 per share, of the Company	12F., No. 131, Nanxiang Rd., Luzhu Dist., Taoyuan City 338, Taiwan (R.O.C.)
Yu-Ling Yang	3,524,320ordinary shares, par value $0.0001 per share, of the Company	No. 2, Ln. 28, Tianmu N. Rd., Beitou Dist., Taipei City 112, Taiwan (R.O.C.)
Te Wei Hsu	2,643,239ordinary shares, par value $0.0001 per share, of the Company	3F., No. 5, Aly. 2, Ln. 75, Sec. 3, Minquan E. Rd., Zhongshan Dist., Taipei City 104, Taiwan (R.O.C.)
Wei-Shen Lin	2,643,239ordinary shares, par value $0.0001 per share, of the Company	3F., No. 39, Aly. 6, Ln. 145, Sec. 1, Jiuzhuang St., Nangang Dist., Taipei City 115, Taiwan (R.O.C.)
Shang Nung Hsiao	1,366,405 ordinary shares, par value $0.0001 per share, of the Company	4F., No. 4-3, Ln. 123, Anhe 1st St., Anle Dist., Keelung City 204, Taiwan (R.O.C.)
Chih-Wei Lee	1,409,352 ordinary shares, par value $0.0001 per share, of the Company	2F., No. 3, Zhongpo N. Rd., Xinyi Dist., Taipei City 11062, Taiwan (R.O.C.)

[Signature Page to Company Shareholders Lock-Up and Support Agreement]

Annex A-1-142

EXHIBIT E
ASSIGNMENT, ASSUMPTION AND AMENDED & RESTATED
WARRANT AGREEMENT

THIS ASSIGNMENT, ASSUMPTION AND AMENDED & RESTATED WARRANT AGREEMENT (this “Agreement”), dated as of [•], 202[•] (the “Effective Date”), is by and among Blue Ocean Acquisition Corp, a Cayman Islands exempted company (“SPAC”), The News Lens Co., Ltd., a Cayman Islands exempted company (the “Company”), and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (in such capacity, the “Warrant Agent”).

WHEREAS, SPAC and the Warrant Agent are parties to that certain Warrant Agreement, dated as of December 2, 2021 (the “Existing Warrant Agreement”);

WHEREAS, SPAC issued (i) 9,487,500 warrants as part of the units offered in its initial public offering (the “Public Warrants”), (ii) 9,125,000 warrants to Blue Ocean Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”) in a concurrent private placement (the “Sponsor Private Placement Warrants”) pursuant to that certain Private Placement Warrants Purchase Agreement, dated December 2, 2021, and (iii) 100,000 warrants to Apollo SPAC Fund I, L.P. (“Apollo”) in a concurrent private placement (the “Apollo Private Placement Warrants”; together with the Sponsor Private Placement Warrants, the “Private Placement Warrants”) pursuant to that certain Securities Subscription Agreement, dated October 28, 2021, in each case, on the terms and conditions set forth in the Existing Warrant Agreement;

WHEREAS, on June 6, 2023, the Company, TNL Mediagene, a Cayman Islands exempted company and a subsidiary of the Company (“Merger Sub”), and SPAC entered into that certain Agreement and Plan of Merger (the “Merger Agreement”);

WHEREAS, upon the terms and subject to the conditions of the Merger Agreement, on the Effective Date, Merger Sub will merge with and into SPAC (the “Merger”), with SPAC continuing as the surviving entity after the Merger and becoming a subsidiary of the Company;

WHEREAS, upon consummation of the Merger, as provided in Section 4.5 of the Existing Warrant Agreement, (i) the Public Warrants and Private Placement Warrants will no longer be exercisable for Class A ordinary shares of SPAC, par value $0.0001 per share (the “SPAC Class A Shares”), but instead will be exercisable (subject to the terms and conditions of the Existing Warrant Agreement as amended hereby) for a number of ordinary shares of the Company, par value $[•] per share (the “Ordinary Shares”), equal to the number of SPAC Class A Shares for which such warrants were exercisable immediately prior to the Merger, subject to adjustment as described herein (such warrants as so adjusted and amended, the “Warrants”) and (ii) the Warrants shall be assumed by the Company;

WHEREAS, in connection with the transactions contemplated by the Merger Agreement, SPAC desires to assign to the Company, and the Company desires to assume, all of SPAC’s rights, interests and obligations under the Existing Warrant Agreement;

WHEREAS, the consummation of the transactions contemplated by the Merger Agreement will constitute a Business Combination as defined in the Existing Warrant Agreement;

WHEREAS, Section 9.8 of the Existing Warrant Agreement provides that SPAC and the Warrant Agent may amend the Existing Warrant Agreement without the consent of any Registered Holder (as defined below) for the purpose of (i) curing any ambiguity or correcting any defective provision or mistake contained therein, including to conform the provisions thereof to the description of the terms of the Warrants and the Existing Warrant Agreement set forth in the registration statement on Form S-1, File No. 333-260889, and a related prospectus (the “Prospectus”) filed by SPAC with the Securities and Exchange Commission (the “Commission”), and (ii) adding or changing any provisions with respect to matters or questions arising under the Existing Warrant Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the rights of the Registered Holders thereunder;

WHEREAS, the Company desires the Warrant Agent to act on behalf of the Company, and the Warrant Agent is willing to so act, in connection with the issuance, registration, transfer, exchange, redemption and exercise of the Warrants;

Annex A-1-143

WHEREAS, the Company desires to provide for the form and provisions of the Warrants, the terms upon which they shall be issued and exercised, and the respective rights, limitation of rights, and immunities of the Company, the Warrant Agent and the holders of the Warrants; and

WHEREAS, all acts and things have been done and performed which are necessary to make the Warrants, when executed on behalf of the Company and countersigned by or on behalf of the Warrant Agent (if a physical certificate is issued), as provided herein, the valid, binding and legal obligations of the Company, and to authorize the execution and delivery of this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

1.           Assignment and Assumption; Amendment; Appointment of Warrant Agent.

1.1         Assignment and Assumption. SPAC hereby assigns to the Company all of SPAC’s right, title and interest in and to the Existing Warrant Agreement and the Warrants (each as amended hereby) as of the Closing (as defined in the Merger Agreement). The Company hereby assumes, and agrees to pay, perform, satisfy and discharge in full, as the same become due, all of SPAC’s liabilities and obligations under the Existing Warrant Agreement and the Warrants (each as amended hereby).

1.2         Amendment. SPAC and the Warrant Agent hereby amend and restate the Existing Warrant Agreement in its entirety in the form of this Agreement as of the Closing (as defined in the Merger Agreement), such that the rights and obligations of the Public Warrants and Private Placement Warrants issued under the Existing Warrant Agreement shall be governed by the terms of this Agreement. SPAC and Warrant Agent hereby acknowledge and agree that the amendments to the Existing Warrant Agreement as set forth in this Agreement are necessary or desirable and that such amendments do not adversely affect the interests of the Registered Holders.

1.3         Appointment of Warrant Agent. The Company hereby appoints the Warrant Agent to act as agent for the Company for the Warrants, and the Warrant Agent hereby accepts such appointment and agrees to perform the same in accordance with the terms and conditions set forth in this Agreement.

2.           Warrants.

2.1         Form of Warrant. Each Warrant shall initially be issued in registered form only.

2.2         Effect of Countersignature. If a physical certificate is issued, unless and until countersigned by the Warrant Agent pursuant to this Agreement, a certificated Warrant shall be invalid and of no effect and may not be exercised by the holder thereof.

2.3         Registration.

2.3.1.     Warrant Register. The Warrant Agent shall maintain books (the “Warrant Register”), for the registration of original issuance and the registration of transfer of the Warrants. Upon the initial issuance of the Warrants in book-entry form, the Warrant Agent shall issue and register the Warrants in the names of the respective holders thereof in such denominations and otherwise in accordance with instructions delivered to the Warrant Agent by the Company. Ownership of beneficial interests in the Public Warrants shall be shown on, and the transfer of such ownership shall be effected through, records maintained by institutions that have accounts with The Depository Trust Company (the “Depositary”) (such institution, with respect to a Warrant in its account, a “Participant”).

If the Depositary subsequently ceases to make its book-entry settlement system available for the Public Warrants, the Company may instruct the Warrant Agent regarding making other arrangements for book-entry settlement. In the event that the Public Warrants are not eligible for, or it is no longer necessary to have the Public Warrants available in, book-entry form, the Warrant Agent shall provide written instructions to the Depositary to deliver to the Warrant Agent for cancellation each book-entry Public Warrant, and the Company shall instruct the Warrant Agent to deliver to the Depositary definitive certificates in physical form evidencing such Warrants (“Definitive Warrant Certificates”) which shall be in the form annexed hereto as Exhibit A.

Physical certificates, if issued, shall be signed by, or bear the facsimile signature of, the Chairman of the Board, Chief Executive Officer, Chief Financial Officer or other principal officer of the Company. In the event the person whose facsimile signature has been placed upon any Warrant shall have ceased to serve in the capacity in which such person signed the Warrant before such Warrant is issued, it may be issued with the same effect as if he or she had not ceased to serve in such capacity at the date of issuance.

Annex A-1-144

2.3.2.     Registered Holder. Prior to due presentment for registration of transfer of any Warrant, the Company and the Warrant Agent may deem and treat the person in whose name such Warrant is registered in the Warrant Register (the “Registered Holder”) as the absolute owner of such Warrant and of each Warrant represented thereby, for the purpose of any exercise thereof, and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary.

2.4         [Reserved.]

2.5         Fractional Warrants. The Company may issue fractional Warrants.

2.6         Private Placement Warrants.

2.6.1.     The Private Placement Warrants shall be identical to the Public Warrants, except that so long as they are held by the Sponsor, Apollo, or any of their Permitted Transferees (as defined below) the Private Placement Warrants: (i) may be exercised for cash or on a “cashless basis,” pursuant to subsection 3.3.1(c) hereof, (ii) including the Ordinary Shares issuable upon exercise of the Private Placement Warrants, may not be transferred, assigned or sold until thirty (30) days after the Effective Date, (iii) shall not be redeemable by the Company pursuant to Section 6.1 hereof and (iv) shall only be redeemable by the Company pursuant to Section 6.2 if the Reference Value (as defined below) is less than $18.00 per share (subject to adjustment in compliance with Section 4 hereof); provided, however, that in the case of clause (ii), the Private Placement Warrants and any Ordinary Shares issued upon exercise of the Private Placement Warrants may be transferred by the holders thereof:

(a)         to Sponsor’s officers or directors, any affiliate or family member of any of Sponsor’s officers or directors, any members or partners of the Sponsor, Apollo or their affiliates, any affiliates of the Sponsor, or any employees of such affiliates;

(b)         in the case of an individual, by gift to a member of one of the individual’s immediate family, any estate planning vehicle or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization;

(c)         in the case of an individual, by virtue of laws of descent and distribution upon death of the individual;

(d)         in the case of an individual, pursuant to a qualified domestic relations order;

(e)         by virtue of the laws of the Cayman Islands or the Sponsor’s organizational documents upon liquidation or dissolution of the Sponsor; or

(f)          in the event of the Company’s completion of a liquidation, merger, share exchange or other similar transaction which results in all of the public shareholders having the right to exchange their Ordinary Shares for cash, securities or other property subsequent to the Effective Date; provided, however, that, in the case of clauses (a) through (e), these permitted transferees (the “Permitted Transferees”) must enter into a written agreement with the Company agreeing to be bound by the transfer restrictions in this Agreement.

3.           Terms and Exercise of Warrants.

3.1         Warrant Price. Each whole Warrant shall entitle the Registered Holder thereof, subject to the provisions of such Warrant and of this Agreement, to purchase from the Company the number of Ordinary Shares stated therein, at the price of $11.50 per share, subject to the adjustments provided in Section 4 hereof and in the second to last sentence of this Section 3.1. The term “Warrant Price” as used in this Agreement shall mean the price per share (including in cash or by payment of Warrants pursuant to a “cashless exercise,” to the extent permitted hereunder) described in the prior sentence at which Ordinary Shares may be purchased at the time a Warrant is exercised. The Company in its sole discretion may lower the Warrant Price at any time prior to the Expiration Date (as defined below) for a period of not less than fifteen Business Days (unless otherwise required by the Commission, any national securities exchange on which the Warrants are listed or applicable law); provided that the Company shall provide at least five days’ prior written notice of such reduction to Registered Holders of the Warrants; and provided further, that any such reduction shall be identical among all of the Warrants. “Business Day” means a day other than a Saturday, Sunday or federal holiday, on which banks in New York City are generally open for normal business.

Annex A-1-145

3.2         Duration of Warrants. A Warrant may be exercised only during the period (the “Exercise Period”) (A) commencing on the date that is thirty (30) days after the Effective Date, and (B) terminating at the earliest to occur of (x) 5:00 p.m., New York City time on the date that is five (5) years after the Effective Date, and (y) other than with respect to the Private Placement Warrants then held by the Sponsor or Apollo or their Permitted Transferees with respect to a redemption pursuant to Section 6.1 hereof or, if the Reference Value equals or exceeds $18.00 per share (subject to adjustment in compliance with Section 4 hereof) Section 6.2 hereof, 5:00 p.m., New York City time on the Redemption Date (as defined below) as provided in Section 6.3 hereof (the “Expiration Date”); provided, however, that the exercise of any Warrant shall be subject to the satisfaction of any applicable conditions, as set forth in subsection 3.3.2 below, with respect to an effective registration statement or a valid exemption therefrom being available. Except with respect to the right to receive the Redemption Price (as defined below) (other than with respect to a Private Placement Warrant then held by the Sponsor, Apollo or their Permitted Transferees in connection with a redemption pursuant to Section 6.1 hereof or, if the Reference Value equals or exceeds $18.00 per share (subject to adjustment in compliance with Section 4 hereof) Section 6.2 hereof) in the event of a redemption (as set forth in Section 6 hereof), each Warrant (other than a Private Placement Warrant then held by the Sponsor, Apollo or their Permitted Transferees in the event of a redemption pursuant to Section 6 hereof or, if the Reference Value equals or exceeds $18.00 per share (subject to adjustment in compliance with Section 4 hereof), Section 6.2 hereof) not exercised on or before the Expiration Date shall become void, and all rights thereunder and all rights in respect thereof under this Agreement shall cease at 5:00 p.m. New York City time on the Expiration Date. The Company in its sole discretion may extend the duration of the Warrants by delaying the Expiration Date; provided that the Company shall provide at least twenty (20) days prior written notice of any such extension to Registered Holders of the Warrants and, provided further that any such extension shall be identical in duration among all the Warrants.

3.3         Exercise of Warrants.

3.3.1.     Payment. Subject to the provisions of the Warrant and this Agreement, a Warrant may be exercised by the Registered Holder thereof by delivering to the Warrant Agent at its corporate trust department (i) the Definitive Warrant Certificate evidencing the Warrants to be exercised, or, in the case of a Warrant represented by a book-entry, the Warrants to be exercised (the “Book-Entry Warrants”) on the records of the Depositary to an account of the Warrant Agent at the Depositary designated for such purposes in writing by the Warrant Agent to the Depositary from time to time, (ii) an election to purchase (“Election to Purchase”) any Ordinary Shares pursuant to the exercise of a Warrant, properly completed and executed by the Registered Holder on the reverse of the Definitive Warrant Certificate or, in the case of a Book-Entry Warrant, properly delivered by the Participant in accordance with the Depositary’s procedures, and (iii) the payment in full of the Warrant Price for each Ordinary Share as to which the Warrant is exercised and any and all applicable taxes due in connection with the exercise of the Warrant, the exchange of the Warrant for the Ordinary Shares and the issuance of such Ordinary Shares, as follows:

(a)         in lawful money of the United States, in good certified check or good bank draft payable to the order of the Warrant Agent or by wire transfer of immediately available funds;

(b)         [Reserved];

(c)         with respect to any Private Placement Warrant, so long as such Private Placement Warrant is held by the Sponsor, Apollo or a Permitted Transferee, by surrendering the Warrants for that number of Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the Warrants, multiplied by the excess of the “Sponsor Exercise Fair Market Value” (as defined in this subsection 3.3.1(c)) less the Warrant Price by (y) the Sponsor Exercise Fair Market Value. Solely for purposes of this subsection 3.3.1(c), the “Sponsor Exercise Fair Market Value” shall mean the average last reported sale price of the Ordinary Shares for the ten (10) trading days ending on the third (3rd) trading day prior to the date on which notice of exercise of the Private Placement Warrant is sent to the Warrant Agent;

(d)         as provided in Section 6.2 hereof with respect to a Make-Whole Exercise; or

(e)         as provided in Section 7.4 hereof.

3.3.2.     Issuance of Ordinary Shares on Exercise. As soon as practicable after the exercise of any Warrant and the clearance of the funds in payment of the Warrant Price (if payment is pursuant to subsection 3.3.1(a)), the Company shall issue to the Registered Holder of such Warrant a book-entry position or

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certificate, as applicable, for the number of Ordinary Shares to which he, she or it is entitled, registered in such name or names as may be directed by him, her or it on the register of members of the Company, and if such Warrant shall not have been exercised in full, a new book-entry position or countersigned Warrant, as applicable, for the number of shares as to which such Warrant shall not have been exercised. Notwithstanding the foregoing, the Company shall not be obligated to deliver any Ordinary Shares pursuant to the exercise of a Warrant and shall have no obligation to settle such Warrant exercise unless a registration statement under the Securities Act with respect to the Ordinary Shares underlying the Public Warrants is then effective and a prospectus relating thereto is current, subject to the Company’s satisfying its obligations under Section 7.4 or a valid exemption from registration is available. No Warrant shall be exercisable and the Company shall not be obligated to issue Ordinary Shares upon exercise of a Warrant unless the Ordinary Shares issuable upon such Warrant exercise have been registered, qualified or deemed to be exempt from registration or qualification under the securities laws of the state of residence of the Registered Holder of the Warrants. Subject to Section 4.6 of this Agreement, a Registered Holder of Warrants may exercise its Warrants only for a whole number of Ordinary Shares. The Company may require holders of Public Warrants to settle the Warrant on a “cashless basis” pursuant to Section 7.4. If, by reason of any exercise of Warrants on a “cashless basis”, the holder of any Warrant would be entitled, upon the exercise of such Warrant, to receive a fractional interest in an Ordinary Share, the Company shall round down to the nearest whole number, the number of Ordinary Shares to be issued to such holder.

3.3.3.     Valid Issuance. All Ordinary Shares issued upon the proper exercise of a Warrant in conformity with this Agreement, and the Company’s amended and restated memorandum and articles of association, as amended from time to time shall be validly issued, fully paid and nonassessable.

3.3.4.     Date of Issuance. Each person in whose name any book-entry position or certificate, as applicable, for Ordinary Shares is issued and who is registered in the register of members of the Company shall for all purposes be deemed to have become the holder of record of such Ordinary Shares on the date on which the Warrant, or book-entry position representing such Warrant, was surrendered and payment of the Warrant Price was made, irrespective of the date of delivery of such certificate in the case of a certificated Warrant, except that, if the date of such surrender and payment is a date when the register of members of the Company or book-entry system of the Warrant Agent are closed, such person shall be deemed to have become the holder of such shares at the close of business on the next succeeding date on which the share transfer books or book-entry system are open.

3.3.5.     Maximum Percentage. A holder of a Warrant may notify the Company in writing in the event it elects to be subject to the provisions contained in this subsection 3.3.5; however, no holder of a Warrant shall be subject to this subsection 3.3.5 unless he, she or it makes such election. If the election is made by a holder, the Warrant Agent shall not effect the exercise of the holder’s Warrant, and such holder shall not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the Warrant Agent’s actual knowledge, would beneficially own in excess of 9.8% (the “Maximum Percentage”) of the Ordinary Shares outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of Ordinary Shares beneficially owned by such person and its affiliates shall include the number of Ordinary Shares issuable upon exercise of the Warrant with respect to which the determination of such sentence is being made, but shall exclude Ordinary Shares that would be issuable upon (x) exercise of the remaining, unexercised portion of the Warrant beneficially owned by such person and its affiliates and (y) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such person and its affiliates (including, without limitation, any convertible notes or convertible preferred shares or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this paragraph, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For purposes of the Warrant, in determining the number of outstanding Ordinary Shares, the holder may rely on the number of outstanding Ordinary Shares as reflected in (1) the Company’s most recent Annual Report on Form 20-F, Current Report on Form 6-K or other public filing with the Commission as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or Continental Stock Transfer & Trust Company, as transfer agent (in such capacity, the “Transfer Agent”), setting forth the number of Ordinary Shares outstanding. For any reason at any time, upon the written request of the holder of the Warrant, the Company shall, within two (2) Business Days, confirm orally and in writing to such holder the number of Ordinary Shares then outstanding. In any case, the number of issued and outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of equity securities of the Company by the holder and its

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affiliates since the date as of which such number of issued and outstanding Ordinary Shares was reported. By written notice to the Company, the holder of a Warrant may from time to time increase or decrease the Maximum Percentage applicable to such holder to any other percentage specified in such notice; provided, however, that any such increase shall not be effective until the sixty-first (61st) day after such notice is delivered to the Company.

4.           Adjustments.

4.1         Share Capitalizations.

4.1.1.     Sub-Divisions. If after the date hereof, and subject to the provisions of Section 4.6 below, the number of issued and outstanding Ordinary Shares is increased by a capitalization or share dividend of Ordinary Shares, or by a sub-division of Ordinary Shares or other similar event, then, on the effective date of such share capitalization, sub-division or similar event, the number of Ordinary Shares issuable on exercise of each Warrant shall be increased in proportion to such increase in the issued and outstanding Ordinary Shares. A rights offering made to all or substantially all holders of Ordinary Shares entitling holders to purchase Ordinary Shares at a price less than the “Historical Fair Market Value” (as defined below) shall be deemed a capitalization of a number of Ordinary Shares equal to the product of (i) the number of Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for the Ordinary Shares) multiplied by (ii) one (1) minus the quotient of (x) the price per Ordinary Share paid in such rights offering divided by (y) the Historical Fair Market Value. For purposes of this subsection 4.1.1, (i) if the rights offering is for securities convertible into or exercisable for Ordinary Shares, in determining the price payable for Ordinary Shares, there shall be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “Historical Fair Market Value” means the volume weighted average price of the Ordinary Shares during the ten (10) trading day period ending on the trading day prior to the first date on which the Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights. No Ordinary Shares shall be issued at less than their par value.

4.1.2.     Extraordinary Dividends. If the Company, at any time while the Warrants are outstanding and unexpired, pays to all or substantially all of the holders of the Ordinary Shares a dividend or make a distribution in cash, securities or other assets on account of such Ordinary Shares (or other shares into which the Warrants are convertible), other than (a) as described in subsection 4.1.1 above, or (b) Ordinary Cash Dividends (as defined below), (any such non-excluded event being referred to herein as an “Extraordinary Dividend”), then the Warrant Price shall be decreased, effective immediately after the effective date of such Extraordinary Dividend, by the amount of cash and/or the fair market value (as determined by the Company’s board of directors (the “Board”), in good faith) of any securities or other assets paid on each Ordinary Share in respect of such Extraordinary Dividend. For purposes of this subsection 4.1.2, “Ordinary Cash Dividends” means any cash dividend or cash distribution which, when combined on a per share basis, with the per share amounts of all other cash dividends and cash distributions paid on the Ordinary Shares during the 365-day period ending on the date of declaration of such dividend or distribution to the extent it does not exceed $0.50 (which amount shall be adjusted to appropriately reflect any of the events referred to in other subsections of this Section 4 and excluding cash dividends or cash distributions that resulted in an adjustment to the Warrant Price or to the number of Ordinary Shares issuable on exercise of each Warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50.

4.2         Aggregation of Shares. If after the date hereof, and subject to the provisions of Section 4.6 hereof, the number of issued and outstanding Ordinary Shares is decreased by a consolidation, combination, reverse share split or reclassification of Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of Ordinary Shares issuable on exercise of each Warrant shall be decreased in proportion to such decrease in issued and outstanding Ordinary Shares.

4.3         Adjustments in Exercise Price. Whenever the number of Ordinary Shares purchasable upon the exercise of the Warrants is adjusted, as provided in subsection 4.1.1 or Section 4.2 above, the Warrant Price shall be adjusted (to the nearest cent) by multiplying such Warrant Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of Ordinary Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of Ordinary Shares so purchasable immediately thereafter.

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4.4         [Reserved.]

4.5         Replacement of Securities upon Reorganization, etc. In case of any reclassification or reorganization of the issued and outstanding Ordinary Shares (other than a change under Section 4.1 or Section 4.2 hereof or that solely affects the par value of such Ordinary Shares), or in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the issued and outstanding Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the holders of the Warrants shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares or stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised his, her or its Warrant(s) immediately prior to such event (the “Alternative Issuance”); provided, however, that (i) if the holders of the Ordinary Shares were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets constituting the Alternative Issuance for which each Warrant shall become exercisable shall be deemed to be the weighted average of the kind and amount received per share by the holders of the Ordinary Shares in such consolidation or merger that affirmatively make such election, and (ii) if a tender, exchange or redemption offer shall have been made to and accepted by the holders of the Ordinary Shares under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding Ordinary Shares, the holder of a Warrant shall be entitled to receive as the Alternative Issuance, the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such Warrant holder had exercised the Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Ordinary Shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in this Section 4; provided further that if less than 70% of the consideration receivable by the holders of the Ordinary Shares in the applicable event is payable in the form of shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the Registered Holder properly exercises the Warrant within thirty (30) days following the public disclosure of the consummation of such applicable event by the Company pursuant to a Current Report on Form 6-K filed with the Commission, the Warrant Price shall be reduced by an amount (in dollars) equal to the difference of (i) the Warrant Price in effect prior to such reduction minus (ii) (A) the Per Share Consideration (as defined below) (but in no event less than zero) minus (B) the Black-Scholes Warrant Value (as defined below). The “Black-Scholes Warrant Value” means the value of a Warrant immediately prior to the consummation of the applicable event based on the Black-Scholes Warrant Model for a Capped American Call on Bloomberg Financial Markets (assuming zero dividends) (“Bloomberg”). For purposes of calculating such amount, (i) Section 6 of this Agreement shall be taken into account, (ii) the price of each Ordinary Share shall be the volume weighted average price of the Ordinary Shares during the ten (10) trading day period ending on the trading day prior to the effective date of the applicable event, (iii) the assumed volatility shall be the 90 day volatility obtained from the HVT function on Bloomberg determined as of the trading day immediately prior to the day of the announcement of the applicable event and (iv) the assumed risk-free interest rate shall correspond to the U.S. Treasury rate for a period equal to the remaining term of the Warrant. “Per Share Consideration” means (i) if the consideration paid to holders of the Ordinary Shares consists exclusively of cash, the amount of such cash per Ordinary Share, and (ii) in all other cases, the volume weighted average price of the Ordinary Shares during the ten (10) trading day period ending on the trading day prior to the effective date of the applicable event. If any reclassification or reorganization also results in a change in Ordinary Shares covered by subsection 4.1.1, then such adjustment shall be made pursuant to subsection 4.1.1 or Sections 4.2, 4.3 and this Section 4.5. The provisions of this Section 4.5 shall similarly apply to successive reclassifications, reorganizations, mergers or consolidations, sales or other transfers. In no event shall the Warrant Price be reduced to less than the par value per share issuable upon exercise of such Warrant.

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4.6         Notices of Changes in Warrant. Upon every adjustment of the Warrant Price or the number of shares issuable upon exercise of a Warrant, the Company shall give reasonably prompt written notice thereof to the Warrant Agent, which notice shall state any new or amended exercise terms including the Warrant Price resulting from such adjustment and the increase or decrease, if any, in the number of shares purchasable at such price upon the exercise of a Warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Upon the occurrence of any event specified in Sections 4.1, 4.2, 4.3, 4.4 or 4.5, the Company shall give written notice of the occurrence of such event to each holder of a Warrant, at the last address set forth for such holder in the Warrant Register, of the record date or the effective date of the event. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such event.

4.7         No Fractional Shares. Notwithstanding any provision contained in this Agreement to the contrary, the Company shall not issue fractional shares upon the exercise of Warrants. If, by reason of any adjustment made pursuant to this Section 4, the holder of any Warrant would be entitled, upon the exercise of such Warrant, to receive a fractional interest in a share, the Company shall, upon such exercise, round down to the nearest whole number the number of Ordinary Shares to be issued to such holder.

4.8         Form of Warrant. The form of Warrant need not be changed because of any adjustment pursuant to this Section 4, and Warrants issued after such adjustment may state the same Warrant Price and the same number of shares as is stated in the Warrants initially issued pursuant to this Agreement; provided, however, that the Company may at any time in its sole discretion make any change in the form of Warrant that the Company may deem appropriate and that does not affect the substance thereof, and any Warrant thereafter issued or countersigned, whether in exchange or substitution for an outstanding Warrant or otherwise, may be in the form as so changed.

5.           Transfer and Exchange of Warrants.

5.1         Registration of Transfer. The Warrant Agent shall register the transfer, from time to time, of any outstanding Warrant upon the Warrant Register, upon surrender of such Warrant for transfer, in the case of certificated Warrants, properly endorsed with signatures properly guaranteed and accompanied by appropriate instructions for transfer. Upon any such transfer, a new Warrant representing an equal aggregate number of Warrants shall be issued and the old Warrant shall be cancelled by the Warrant Agent. In the case of certificated Warrants, the Warrants so cancelled shall be delivered by the Warrant Agent to the Company from time to time upon request.

5.2         Procedure for Surrender of Warrants. Warrants may be surrendered to the Warrant Agent, together with a written request for exchange or transfer, and thereupon the Warrant Agent shall issue in exchange therefor one or more new Warrants as requested by the Registered Holder of the Warrants so surrendered, representing an equal aggregate number of Warrants; provided, however, that except as otherwise provided herein or with respect to any Book-Entry Warrant, each Book-Entry Warrant may be transferred only in whole and only to the Depositary, to another nominee of the Depositary, to a successor depository, or to a nominee of a successor depository; provided further, however that in the event that a Warrant surrendered for transfer bears a restrictive legend (as in the case of the Private Placement Warrants), the Warrant Agent shall not cancel such Warrant and issue new Warrants in exchange thereof until the Warrant Agent has received an opinion of counsel for the Company stating that such transfer may be made and indicating whether the new Warrants must also bear a restrictive legend.

5.3         [Reserved.]

5.4         Service Charges. No service charge shall be made for any exchange or registration of transfer of Warrants.

5.5         Warrant Execution and Countersignature. The Warrant Agent is hereby authorized to countersign and to deliver, in accordance with the terms of this Agreement, the Warrants required to be issued pursuant to the provisions of this Section 5, and the Company, whenever required by the Warrant Agent, shall supply the Warrant Agent with Warrants duly executed on behalf of the Company for such purpose.

6.           Redemption.

6.1         Redemption of Warrants When Shares Trade At or Above $18.00. Subject to Section 6.5 hereof, not less than all of the outstanding Warrants may be redeemed, at the option of the Company, at any time during the Exercise Period, at the office of the Warrant Agent, upon notice to the Registered Holders of the Warrants, as described in Section 6.3 below, at a Redemption Price of $0.01 per Warrant, provided that (a) the Reference Value equals

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or exceeds $18.00 per share (subject to adjustment in compliance with Section 4 hereof) and (b) there is an effective registration statement covering the issuance of the Ordinary Shares issuable upon exercise of the Warrants, and a current prospectus relating thereto, available throughout the 30-day Redemption Period (as defined in Section 6.3 below).

6.2         Redemption of Warrants When Shares Trade At or Above $10.00. Subject to Section 6.5 hereof, not less than all of the outstanding Warrants may be redeemed, at the option of the Company, at any time during the Exercise Period, at the office of the Warrant Agent, upon notice to the Registered Holders of the Warrants, as described in Section 6.3 below, at a Redemption Price of $0.10 per Warrant, provided that (i) the Reference Value equals or exceeds $10.00 per share (subject to adjustment in compliance with Section 4 hereof) and (ii) if the Reference Value is less than $18.00 per share (subject to adjustment in compliance with Section 4 hereof), the Private Placement Warrants are also concurrently called for redemption on the same terms as the outstanding Public Warrants. During the 30-day Redemption Period in connection with a redemption pursuant to this Section 6.2, Registered Holders of the Warrants may elect to exercise their Warrants on a “cashless basis” pursuant to subsection 3.3.1 and receive a number of Ordinary Shares determined by reference to the table below, based on the Redemption Date (calculated for purposes of the table as the period to expiration of the Warrants) and the “Redemption Fair Market Value” (as such term is defined in this Section 6.2) (a “Make-Whole Exercise”). Solely for purposes of this Section 6.2, the “Redemption Fair Market Value” shall mean the volume weighted average price of the Ordinary Shares for the ten (10) trading days immediately following the date on which notice of redemption pursuant to this Section 6.2 is sent to the Registered Holders. In connection with any redemption pursuant to this Section 6.2, the Company shall provide the Registered Holders with the Redemption Fair Market Value no later than one (1) Business Day after the ten (10) trading day period described above ends.

Redemption Date (period to expiration of warrants)	Fair Market Value of Class A Ordinary Shares
	≤10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	≥18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact Redemption Fair Market Value and Redemption Date may not be set forth in the table above, in which case, if the Redemption Fair Market Value is between two values in the table or the Redemption Date is between two redemption dates in the table, the number of Ordinary Shares to be issued for each Warrant exercised in a Make-Whole Exercise shall be determined by a straight-line interpolation between the number of shares set forth for the higher and lower Redemption Fair Market Values and the earlier and later redemption dates, as applicable, based on a 365- or 366-day year, as applicable.

The share prices set forth in the column headings of the table above shall be adjusted as of any date on which the number of shares issuable upon exercise of a Warrant or the Exercise Price is adjusted pursuant to Section 4 hereof. If the number of shares issuable upon exercise of a Warrant is adjusted pursuant to Section 4
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hereof, the adjusted share prices in the column headings shall equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a Warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a Warrant as so adjusted. The number of shares in the table above shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a Warrant. If the Exercise Price of a Warrant is adjusted, (a) in the case of an adjustment pursuant to Section 4.4 hereof, the adjusted share prices in the column headings shall equal the share prices immediately prior to such adjustment multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to Section 4.1.2 hereof, the adjusted share prices in the column headings shall equal the share prices immediately prior to such adjustment less the decrease in the Exercise Price pursuant to such Exercise Price adjustment. In no event shall the number of shares issued in connection with a Make-Whole Exercise exceed 0.361 Ordinary Shares per Warrant (subject to adjustment)

6.3         Date Fixed for, and Notice of, Redemption; Redemption Price; Reference Value. In the event that the Company elects to redeem the Warrants pursuant to Sections 6.1 or 6.2, the Company shall fix a date for the redemption (the “Redemption Date”). Notice of redemption shall be mailed by first class mail, postage prepaid, by the Company not less than thirty (30) days prior to the Redemption Date (the “30-day Redemption Period”) to the Registered Holders of the Warrants to be redeemed at their last addresses as they shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Registered Holder received such notice. As used in this Agreement, (a) “Redemption Price” shall mean the price per Warrant at which any Warrants are redeemed pursuant to Sections 6.1 or 6.2 and (b) “Reference Value” shall mean the last reported sales price of the Ordinary Shares for any twenty (20) trading days within the thirty (30) trading-day period ending on the third trading day prior to the date on which notice of the redemption is given.

6.4         Exercise After Notice of Redemption. The Warrants may be exercised, for cash (or on a “cashless basis” in accordance with Section 6.2 of this Agreement) at any time after notice of redemption shall have been given by the Company pursuant to Section 6.3 hereof and prior to the Redemption Date. On and after the Redemption Date, the record holder of the Warrants shall have no further rights except to receive, upon surrender of the Warrants, the Redemption Price.

6.5         Exclusion of Private Placement Warrants. The Company agrees that (i) the redemption rights provided in Section 6.1 hereof shall not apply to the Private Placement Warrants if at the time of redemption such Private Placement Warrants continue to be held by the Sponsor, Apollo or their Permitted Transferees and (ii) if the Reference Value equals or exceeds $18.00 per share (subject to adjustment in compliance with Section 4 hereof), the redemption rights provided in Section 6.2 hereof shall not apply to the Private Placement Warrants if at the time of redemption such Private Placement Warrants continue to be held by the Sponsor, Apollo or their Permitted Transferees. However, once such Private Placement Warrants are transferred (other than to Permitted Transferees in accordance with Section 2.6 hereof), the Company may redeem the Private Placement Warrants pursuant to Section 6.1 or 6.2 hereof, provided that the criteria for redemption are met, including the opportunity of the holder of such Private Placement Warrants to exercise the Private Placement Warrants prior to redemption pursuant to Section 6.4 hereof. Private Placement Warrants that are transferred to persons other than Permitted Transferees shall upon such transfer cease to be Private Placement Warrants and shall become Public Warrants under this Agreement, including for purposes of Section 9.8 hereof.

7.           Other Provisions Relating to Rights of Holders of Warrants.

7.1         No Rights as Shareholder. A Warrant does not entitle the Registered Holder thereof to any of the rights of a shareholder of the Company, including, without limitation, the right to receive dividends, or other distributions, exercise any preemptive rights to vote or to consent or to receive notice as shareholders in respect of the meetings of shareholders or the election of directors of the Company or any other matter.

7.2         Lost, Stolen, Mutilated, or Destroyed Warrants. If any Warrant is lost, stolen, mutilated, or destroyed, the Company and the Warrant Agent may on such terms as to indemnity or otherwise as they may in their discretion impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination, tenor, and date as the Warrant so lost, stolen, mutilated, or destroyed. Any such new Warrant shall constitute a substitute contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated, or destroyed Warrant shall be at any time enforceable by anyone.

Annex A-1-152

7.3         Reservation of Ordinary Shares. The Company shall at all times reserve and keep available a number of its authorized but unissued Ordinary Shares that shall be sufficient to permit the exercise in full of all outstanding Warrants issued pursuant to this Agreement.

7.4         Registration of Ordinary Shares; Cashless Exercise at Company’s Option.

7.4.1.    Registration of the Ordinary Shares. The Company agrees that as soon as practicable, but in no event later than twenty (20) Business Days after the Effective Date, it shall use its commercially reasonable efforts to file with the Commission a registration statement for the registration, under the Securities Act, of the Ordinary Shares issuable upon exercise of the Warrants. The Company shall use its commercially reasonable efforts to cause the same to become effective within sixty (60) Business Days following the Effective Date and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration or redemption of the Warrants in accordance with the provisions of this Agreement. If any such registration statement has not been declared effective by the sixtieth (60th) Business Day following the Effective Date, holders of the Warrants shall have the right, during the period beginning on the sixty-first (61st) Business Day after the Effective Date and ending upon such registration statement being declared effective by the Commission, and during any other period when the Company shall fail to have maintained an effective registration statement covering the issuance of the Ordinary Shares issuable upon exercise of the Warrants, to exercise such Warrants on a “cashless basis,” by exchanging the Warrants (in accordance with Section 3(a)(9) of the Securities Act or another exemption) for that number of Ordinary Shares equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the Warrants, multiplied by the excess of the “Fair Market Value” (as defined below) less the Warrant Price by (y) the Fair Market Value and (B) 0.361. Solely for purposes of this subsection 7.4.1, “Fair Market Value” shall mean the volume-weighted average price of the Ordinary Shares as reported during the ten (10) trading day period ending on the trading day prior to the date that notice of exercise is received by the Warrant Agent from the holder of such Warrants or its securities broker or intermediary. The date that notice of “cashless exercise” is received by the Warrant Agent shall be conclusively determined by the Warrant Agent. In connection with the “cashless exercise” of a Public Warrant, the Company shall, upon request, provide the Warrant Agent with an opinion of counsel for the Company (which shall be an outside law firm with securities law experience) stating that (i) the exercise of the Warrants on a “cashless basis” in accordance with this subsection 7.4.1 is not required to be registered under the Securities Act and (ii) the Ordinary Shares issued upon such exercise shall be freely tradable under United States federal securities laws by anyone who is not an affiliate (as such term is defined in Rule 144 under the Securities Act) of the Company and, accordingly, shall not be required to bear a restrictive legend. Except as provided in subsection 7.4.2, for the avoidance of doubt, unless and until all of the Warrants have been exercised or have expired, the Company shall continue to be obligated to comply with its registration obligations under the first three sentences of this subsection 7.4.1.

7.4.2.     Cashless Exercise at Company’s Option. If the Ordinary Shares are at the time of any exercise of a Public Warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, (i) require holders of Public Warrants who exercise Public Warrants to exercise such Public Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act as described in subsection 7.4.1 and (ii) in the event the Company so elects, the Company shall (x) not be required to file or maintain in effect a registration statement for the registration, under the Securities Act, of the Ordinary Shares issuable upon exercise of the Warrants, notwithstanding anything in this Agreement to the contrary, and (y) use its commercially reasonable efforts to register or qualify for sale the Ordinary Shares issuable upon exercise of the Public Warrant under applicable blue sky laws to the extent an exemption is not available.

8.           Concerning the Warrant Agent and Other Matters.

8.1         Payment of Taxes. The Company shall from time to time promptly pay all taxes and charges that may be imposed upon the Company or the Warrant Agent in respect of the issuance or delivery of Ordinary Shares upon the exercise of the Warrants, but the Company shall not be obligated to pay any transfer taxes in respect of the Warrants or such shares.

Annex A-1-153

8.2         Resignation, Consolidation, or Merger of Warrant Agent.

8.2.1.     Appointment of Successor Warrant Agent. The Warrant Agent, or any successor to it hereafter appointed, may resign its duties and be discharged from all further duties and liabilities hereunder after giving sixty (60) days’ notice in writing to the Company. If the office of the Warrant Agent becomes vacant by resignation or incapacity to act or otherwise, the Company shall appoint in writing a successor Warrant Agent in place of the Warrant Agent. If the Company shall fail to make such appointment within a period of thirty (30) days after it has been notified in writing of such resignation or incapacity by the Warrant Agent or by the holder of a Warrant (who shall, with such notice, submit his, her or its Warrant for inspection by the Company), then the holder of any Warrant may apply to the Supreme Court of the State of New York for the County of New York for the appointment of a successor Warrant Agent at the Company’s cost. Any successor Warrant Agent, whether appointed by the Company or by such court, shall be a corporation or other entity organized and existing under the laws of the State of New York, in good standing and having its principal office in the United States of America, and authorized under such laws to exercise corporate trust powers and subject to supervision or examination by federal or state authority. After appointment, any successor Warrant Agent shall be vested with all the authority, powers, rights, immunities, duties, and obligations of its predecessor Warrant Agent with like effect as if originally named as Warrant Agent hereunder, without any further act or deed; but if for any reason it becomes necessary or appropriate, the predecessor Warrant Agent shall execute and deliver, at the expense of the Company, an instrument transferring to such successor Warrant Agent all the authority, powers, and rights of such predecessor Warrant Agent hereunder; and upon request of any successor Warrant Agent the Company shall make, execute, acknowledge, and deliver any and all instruments in writing for more fully and effectually vesting in and confirming to such successor Warrant Agent all such authority, powers, rights, immunities, duties, and obligations.

8.2.2.     Notice of Successor Warrant Agent. In the event a successor Warrant Agent shall be appointed, the Company shall give notice thereof to the predecessor Warrant Agent and the Transfer Agent for the Ordinary Shares not later than the effective date of any such appointment.

8.2.3.     Merger or Consolidation of Warrant Agent. Any entity into which the Warrant Agent may be merged or with which it may be consolidated or any entity resulting from any merger or consolidation to which the Warrant Agent shall be a party shall be the successor Warrant Agent under this Agreement without any further act.

8.3         Fees and Expenses of Warrant Agent.

8.3.1.     Remuneration. The Company agrees to pay the Warrant Agent reasonable remuneration for its services as such Warrant Agent hereunder and shall, pursuant to its obligations under this Agreement, reimburse the Warrant Agent upon demand for all reasonable and documented expenditures that the Warrant Agent may reasonably incur in the execution of its duties hereunder.

8.3.2.     Further Assurances. The Company agrees to perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments, and assurances as may reasonably be required by the Warrant Agent for the carrying out or performing of the provisions of this Agreement.

8.4         Liability of Warrant Agent.

8.4.1.     Reliance on Company Statement. Whenever in the performance of its duties under this Agreement, the Warrant Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a statement signed by the Chief Executive Officer, the President, the Chief Financial Officer, Chief Operating Officer, the General Counsel, the Secretary or the Chairman of the Board of the Company and delivered to the Warrant Agent. The Warrant Agent may rely upon such statement for any action taken or suffered in good faith by it pursuant to the provisions of this Agreement.

8.4.2.     Indemnity. The Warrant Agent shall be liable hereunder only for its own gross negligence, willful misconduct, fraud or bad faith. The Company agrees to indemnify the Warrant Agent and save it harmless against any and all liabilities, including judgments, out-of-pocket costs and reasonable outside counsel fees, for anything done or omitted by the Warrant Agent in the execution of this Agreement, except as a result of the Warrant Agent’s gross negligence, willful misconduct, fraud or bad faith.

Annex A-1-154

8.4.3.     Exclusions. The Warrant Agent shall have no responsibility with respect to the validity of this Agreement or with respect to the validity or execution of any Warrant (except its countersignature thereof). The Warrant Agent shall not be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Warrant. The Warrant Agent shall not be responsible to make any adjustments required under the provisions of Section 4 hereof or responsible for the manner, method, or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment; nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Ordinary Shares to be issued pursuant to this Agreement or any Warrant or as to whether any Ordinary Shares shall, when issued, be valid and fully paid and nonassessable.

8.5         Acceptance of Agency. The Warrant Agent hereby accepts the agency established by this Agreement and agrees to perform the same upon the terms and conditions herein set forth and among other things, shall account promptly to the Company with respect to Warrants exercised and concurrently account for, and pay to the Company, all monies received by the Warrant Agent for the purchase of Ordinary Shares through the exercise of the Warrants.

8.6         Waiver. The Warrant Agent has no right of set-off or any other right, title, interest or claim of any kind (“Claim”) in, or to any distribution of, the Trust Account (as defined in that certain Investment Management Trust Agreement, dated as of December 2, 2021, by and between SPAC and Continental Stock Transfer & Trust Company as trustee thereunder) and hereby agrees not to seek recourse, reimbursement, payment or satisfaction for any Claim against the Trust Account for any reason whatsoever. The Warrant Agent hereby waives any and all Claims against the Trust Account and any and all rights to seek access to the Trust Account.

9.           Miscellaneous Provisions.

9.1         Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

9.2         Notices. Any notice, statement or demand authorized by this Agreement to be given or made by the Warrant Agent or by the holder of any Warrant to or on the Company shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Company with the Warrant Agent), as follows:

The News Lens Co., Ltd.

[•]

Attention: [•]

with a copy (which shall not constitute notice) to:

Morrison & Foerster LLP

Edinburgh Tower, 33/F

The Landmark, 15 Queen’s Road Central

Hong Kong, China

Attn: Thomas T. Chou

E-mail: tchou@mofo.com

and

Morrison & Foerster LLP

Shin-Marunouchi Building, 29th Floor

1-5-1, Marunouchi

Chiyoda-ku, Tokyo 100-6529

Attn: Nozomi Oda; Jesse S. Gillespie

E-mail: noda@mofo.com; jgillespie@mofo.com

and

Annex A-1-155

Morrison & Foerster LLP

250 West 55th Street

New York, NY 10019 United States

Attn: Omar E. Pringle; Joseph P. Sulzbach

E-mail: opringle@mofo.com; jsulzbach@mofo.com

Any notice, statement or demand authorized by this Agreement to be given or made by the holder of any Warrant or by the Company to or on the Warrant Agent shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Warrant Agent with the Company), as follows:

Continental Stock Transfer & Trust Company

1 State Street,

30th Floor

New York, New York 10004

Attention: Compliance Department

9.3        Applicable Law and Exclusive Forum. The validity, interpretation, and performance of this Agreement and of the Warrants shall be governed in all respects by the laws of the State of New York. Subject to applicable law, the Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Any person or entity purchasing or otherwise acquiring any interest in the Warrants shall be deemed to have notice of and to have consented to the forum provisions in this Section 9.3. If any action, the subject matter of which is within the scope of the forum provisions above, is filed in a court other than a court located within the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any warrant holder, such warrant holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of New York or the United States District Court for the Southern District of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

9.4         Persons Having Rights under this Agreement. Nothing in this Agreement shall be construed to confer upon, or give to, any person, corporation or other entity other than the parties hereto and the Registered Holders of the Warrants any right, remedy, or claim under or by reason of this Agreement or of any covenant, condition, stipulation, promise, or agreement hereof. All covenants, conditions, stipulations, promises, and agreements contained in this Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors and assigns and of the Registered Holders of the Warrants.

9.5         Examination of the Warrant Agreement. A copy of this Agreement shall be available at all reasonable times at the office of the Warrant Agent in the United States of America, for inspection by the Registered Holder of any Warrant. The Warrant Agent may require any such holder to submit such holder’s Warrant for inspection by the Warrant Agent.

Annex A-1-156

9.6         Counterparts. This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. Only one such counterpart signed by the party against whom enforceability is sought needs to be produced to evidence the existence of this Agreement. In the event that any signature is delivered by facsimile transmission or any other form of electronic delivery, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof. The words “execution,” “signed,” “signature,” and words of like import in this Agreement or in any other certificate, agreement or document related to this Agreement shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, without limitation, “pdf”, “tif” or “jpg”) and other electronic signatures (including, without limitation, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act and any other applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act or the Uniform Commercial Code.

9.7         Effect of Headings. The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.

9.8         Amendments. This Agreement may be amended by the parties hereto without the consent of any Registered Holder for the purpose of (i) curing any ambiguity or to correct any mistake, including to conform the provisions hereof to the description of the terms of the Warrants and this Agreement set forth in the Prospectus, or defective provision contained herein, (ii) amending the definition of “Ordinary Cash Dividend” as contemplated by and in accordance with the second sentence of subsection 4.1.2 or (iii) adding or changing any provisions with respect to matters or questions arising under this Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the rights of the Registered Holders under this Agreement. All other modifications or amendments, including any modification or amendment to increase the Warrant Price or shorten the Exercise Period and any amendment to the terms of only the Private Placement Warrants, shall require the vote or written consent of the Registered Holders of 50% of the then-outstanding Public Warrants and, solely with respect to any amendment to the terms of the Private Placement Warrants or any provision of this Agreement with respect to the Private Placement Warrants, 50% of the then-outstanding Private Placement Warrants. Notwithstanding the foregoing, the Company may lower the Warrant Price or extend the duration of the Exercise Period pursuant to Sections 3.1 and 3.2, respectively, without the consent of the Registered Holders.

9.9         Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

[Signature Page Follows]

Annex A-1-157

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

THE NEWS LENS CO., LTD.
By:
Name:
Title:
BLUE OCEAN ACQUISITION CORP
By:
Name:
Title:
CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent
By:
Name:
Title:

Annex A-1-158

EXHIBIT A

Form of Warrant Certificate

[FACE]

Number

Warrants

THIS WARRANT SHALL BE VOID IF NOT EXERCISED PRIOR TO
THE EXPIRATION OF THE EXERCISE PERIOD PROVIDED FOR
IN THE WARRANT AGREEMENT DESCRIBED BELOW

The News Lens Co., Ltd.

Incorporated Under the Laws of the Cayman Islands

CUSIP [•]

Warrant Certificate

This Warrant Certificate certifies that [•], or registered assigns, is the registered holder of [•] warrant(s) (the “Warrants” and each, a “Warrant”) to purchase ordinary shares, [•] par value per share (“Ordinary Shares”), of The News Lens Co., Ltd., a Cayman Islands exempted company (the “Company”). Each Warrant entitles the holder, upon exercise during the period set forth in the Warrant Agreement referred to below, to receive from the Company that number of fully paid and nonassessable Ordinary Shares as set forth below, at the exercise price (the “Exercise Price”) as determined pursuant to the Warrant Agreement, payable in lawful money (or through “cashless exercise” as provided for in the Warrant Agreement) of the United States of America upon surrender of this Warrant Certificate and payment of the Exercise Price at the office or agency of the Warrant Agent referred to below, subject to the conditions set forth herein and in the Warrant Agreement. Defined terms used in this Warrant Certificate but not defined herein shall have the meanings given to them in the Warrant Agreement.

Each whole Warrant is initially exercisable for one fully paid and non-assessable Ordinary Share. Fractional shares shall not be issued upon exercise of any Warrant. If, upon the exercise of Warrants, a holder would be entitled to receive a fractional interest in an Ordinary Share, the Company shall, upon exercise, round down to the nearest whole number the number of Ordinary Shares to be issued to the Warrant holder. The number of Ordinary Shares issuable upon exercise of the Warrants is subject to adjustment upon the occurrence of certain events as set forth in the Warrant Agreement.

The initial Exercise Price per one Ordinary Share for any Warrant is equal to $11.50 per share. The Exercise Price is subject to adjustment upon the occurrence of certain events as set forth in the Warrant Agreement.

Subject to the conditions set forth in the Warrant Agreement, the Warrants may be exercised only during the Exercise Period and to the extent not exercised by the end of such Exercise Period, such Warrants shall become void. The Warrants may be redeemed, subject to certain conditions, as set forth in the Warrant Agreement.

Reference is hereby made to the further provisions of this Warrant Certificate set forth on the reverse hereof and such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Warrant Certificate shall not be valid unless countersigned by the Warrant Agent, as such term is used in the Warrant Agreement. This Warrant Certificate shall be governed by and construed in accordance with the internal laws of the State of New York.

THE NEWS LENS CO., LTD.
By:
Name:
Title:
CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent
By:
Name:
Title:

Annex A-1-159

[Form of Warrant Certificate]

[Reverse]

The Warrants evidenced by this Warrant Certificate are part of a duly authorized issue of Warrants entitling the holder on exercise to receive [•] Ordinary Shares and are issued or to be issued pursuant to an Assignment, Assumption and Amended and Restated Warrant Agreement, dated as of [•], 202[•] (as amended from time to time, the “Warrant Agreement”), duly executed and delivered by the Company to Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agent”), which Warrant Agreement is hereby incorporated by reference in and made a part of this instrument and is hereby referred to for a description of the rights, limitation of rights, obligations, duties and immunities thereunder of the Warrant Agent, the Company and the holders (the words “holders” or “holder” meaning the Registered Holders or Registered Holder, respectively) of the Warrants. A copy of the Warrant Agreement may be obtained by the holder hereof upon written request to the Company. Defined terms used in this Warrant Certificate but not defined herein shall have the meanings given to them in the Warrant Agreement.

Warrants may be exercised at any time during the Exercise Period set forth in the Warrant Agreement. The holder of Warrants evidenced by this Warrant Certificate may exercise them by surrendering this Warrant Certificate, with the form of Election to Purchase set forth hereon properly completed and executed, together with payment of the Exercise Price as specified in the Warrant Agreement (or through “cashless exercise” as provided for in the Warrant Agreement) at the principal corporate trust office of the Warrant Agent. In the event that upon any exercise of Warrants evidenced hereby the number of Warrants exercised shall be less than the total number of Warrants evidenced hereby, there shall be issued to the holder hereof or his, her or its assignee, a new Warrant Certificate evidencing the number of Warrants not exercised.

Notwithstanding anything else in this Warrant Certificate or the Warrant Agreement, no Warrant may be exercised unless at the time of exercise (i) a registration statement covering the issuance of the Ordinary Shares to be issued upon exercise is effective under the Securities Act and (ii) a prospectus thereunder relating to the Ordinary Shares is current, except through “cashless exercise” as provided for in the Warrant Agreement.

The Warrant Agreement provides that upon the occurrence of certain events the number of Ordinary Shares issuable upon exercise of the Warrants set forth on the face hereof may, subject to certain conditions, be adjusted. If, upon exercise of a Warrant, the holder thereof would be entitled to receive a fractional interest in an Ordinary Share, the Company shall, upon exercise, round down to the nearest whole number of Ordinary Shares to be issued to the holder of the Warrant.

Warrant Certificates, when surrendered at the principal corporate trust office of the Warrant Agent by the Registered Holder thereof in person or by legal representative or attorney duly authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Warrant Agreement, but without payment of any service charge, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate a like number of Warrants.

Upon due presentation for registration of transfer of this Warrant Certificate at the office of the Warrant Agent a new Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants shall be issued to the transferee(s) in exchange for this Warrant Certificate, subject to the limitations provided in the Warrant Agreement, without charge except for any tax or other governmental charge imposed in connection therewith.

The Company and the Warrant Agent may deem and treat the Registered Holder(s) hereof as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing hereon made by anyone), for the purpose of any exercise hereof, of any distribution to the holder(s) hereof, and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary. Neither the Warrants nor this Warrant Certificate entitles any holder hereof to any rights of a shareholder of the Company.

Annex A-1-160

Election to Purchase

(To Be Executed Upon Exercise of Warrant)

The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to receive [•] Ordinary Shares and herewith tenders payment for such Ordinary Shares to the order of The News Lens Co., Ltd. (the “Company”) in the amount of $[•] in accordance with the terms hereof. The undersigned requests that a certificate for such Ordinary Shares be registered in the name of [•], whose address is [•] and that such Ordinary Shares be delivered to [•] whose address is [•]. If said [•] number of Ordinary Shares is less than all of the Ordinary Shares purchasable hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of such Ordinary Shares be registered in the name of [•], whose address is [•] and that such Warrant Certificate be delivered to [•], whose address is [•].

In the event that the Warrant has been called for redemption by the Company pursuant to Section 6.2 of the Warrant Agreement and a holder thereof elects to exercise its Warrant pursuant to a Make-Whole Exercise, the number of Ordinary Shares that this Warrant is exercisable for shall be determined in accordance with Section 6.2 of the Warrant Agreement.

In the event that the Warrant is a Private Placement Warrant that is to be exercised on a “cashless” basis pursuant to subsection 3.3.1(c) of the Warrant Agreement, the number of Ordinary Shares that this Warrant is exercisable for shall be determined in accordance with subsection 3.3.1(c) of the Warrant Agreement.

In the event that the Warrant is to be exercised on a “cashless” basis pursuant to Section 7.4 of the Warrant Agreement, the number of Ordinary Shares that this Warrant is exercisable for shall be determined in accordance with Section 7.4 of the Warrant Agreement.

In the event that the Warrant may be exercised, to the extent allowed by the Warrant Agreement, through cashless exercise (i) the number of Ordinary Shares that this Warrant is exercisable for would be determined in accordance with the relevant section of the Warrant Agreement which allows for such cashless exercise and (ii) the holder hereof shall complete the following: The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, through the cashless exercise provisions of the Warrant Agreement, to receive Ordinary Shares. If said number of shares is less than all of the Ordinary Shares purchasable hereunder (after giving effect to the cashless exercise), the undersigned requests that a new Warrant Certificate representing the remaining balance of such Ordinary Shares be registered in the name of [•], whose address is [•] and that such Warrant Certificate be delivered to [•], whose address is [•].

(Signature Page Follows)

Annex A-1-161

Date: [•], 20[•]

(Signature)
(Address)

(Tax Identification Number)

Signature Guaranteed:

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO S.E.C. RULE 17Ad-15 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED).

Annex A-1-162

ANNEX A-2

Execution Version

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is made and entered into as of May 29, 2024 by and among TNL Mediagene, a Cayman Islands exempted company, formerly known as The News Lens Co., Ltd. (the “Company”), TNLMG, a Cayman Islands exempted company and wholly-owned subsidiary of the Company, formerly known as TNL Mediagene (“Merger Sub”), and Blue Ocean Acquisition Corporation, a Cayman Islands exempted company (“SPAC”). Unless otherwise specifically defined herein, all capitalized terms used but not defined herein shall have the meanings ascribed to them under the Agreement (as defined below).

WHEREAS, the parties hereto entered into that certain Agreement and Plan of Merger, dated as of June 6, 2023 (as may be amended and modified from time to time, the “Agreement”);

WHEREAS, the parties hereto desire to amend the Agreement as set forth below;

WHEREAS, Section 11.09 of the Agreement provides that the Agreement may be amended or modified in whole or in part, by an agreement in writing executed by each of the Company, Merger Sub and SPAC in the same manner as the Agreement and which makes reference to the Agreement; and

WHEREAS, each of the Company, SPAC and Merger Sub has approved the execution and delivery of this Amendment.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Merger Sub and SPAC agree as follows:

1.      Amendments to the Agreement.

1.1        Amendment to the Termination Date. The reference to “June 7, 2024” in Section 10.01(c) of the Agreement is hereby amended and replaced by “September 30, 2024” (the “First Extension Date”), which reference shall be automatically amended and replaced immediately thereafter by “December 7, 2024” without any further action by any Party, unless either SPAC or the Company notifies the other Party in writing of its intent to not automatically extend such date not more than three days prior to, and not later than, the First Extension Date.

2.      Miscellaneous.

2.1        No Further Amendment. The Parties hereto agree that all other provisions of the Agreement shall, subject to the amendments set forth in Section 1 of this Amendment, continue unmodified, in full force and effect and constitute legal and binding obligations of the parties in accordance with their terms. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Agreement or any of the documents referred to therein. This Amendment shall form an integral and inseparable part of the Agreement.

2.2        Representations and Warranties.

Each of the Company, Merger Sub and SPAC hereby represents and warrants to each other Party that:

(a)        Such Party has the requisite corporate power and authority to execute and deliver this Amendment and to perform its obligations hereunder. The execution and delivery by such Party of this Amendment have been duly and validly authorized by its board of directors and no other corporate action on the part of such Party is necessary to authorize the execution and delivery by such Party of this Amendment.

(b)        This Amendment has been duly and validly executed and delivered by such Party and, assuming the due authorization, execution and delivery by each other Party, constitutes a legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, subject to the Enforceability Exceptions.

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

Annex A-2-1

2.3        References. Each reference to “this Agreement,” “hereof,” “herein,” “hereunder,” “hereby” and each other similar reference contained in the Agreement shall, effective from the date of this Amendment, refer to the Agreement as amended by this Amendment. Notwithstanding the foregoing, references to the date of the Agreement and references in the Agreement, as amended hereby, to “the date hereof,” “the date of this Agreement” and other similar references shall in all instances continue to refer to June 6, 2023, and references to the date of this Amendment and “as of the date of this Amendment” shall refer to May 29, 2024.

2.4        Effect of Amendment. This Amendment shall form a part of the Agreement for all purposes, and each party thereto and hereto shall be bound hereby. From and after the execution of this Amendment by the parties hereto, any reference to the Agreement shall be deemed a reference to the Agreement as amended hereby and any reference to the Transactions shall be deemed a reference to the Transactions as amended hereby. This Amendment shall be deemed to be in full force and effect from and after the execution of this Amendment by the parties hereto.

2.5        Other Miscellaneous Terms. The provisions of Article XI (Miscellaneous) of the Agreement shall apply mutatis mutandis to this Amendment, and to the Agreement as amended by this Amendment, taken together as a single agreement, reflecting the terms therein as amended by this Amendment.

[Signature pages follow]

Annex A-2-2

IN WITNESS WHEREOF, the Parties have hereunto caused this Amendment to be duly executed as of the date first set forth above.

TNL MEDIAGENE
By:
Name:
Title:
TNLMG
By:
Name:
Title:

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

Annex A-2-3

IN WITNESS WHEREOF, the Parties have hereunto caused this Amendment to be duly executed as of the date first set forth above.

BLUE OCEAN ACQUISITION CORPORATION
By:
Name:
Title:

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

Annex A-2-4

ANNEX A-3

Execution Version

AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is made and entered into as of October 23, 2024 by and among TNL Mediagene, a Cayman Islands exempted company, formerly known as The News Lens Co., Ltd. (the “Company”), TNLMG, a Cayman Islands exempted company and wholly-owned subsidiary of the Company, formerly known as TNL Mediagene (“Merger Sub”), and Blue Ocean Acquisition Corp, a Cayman Islands exempted company (“SPAC”). Unless otherwise specifically defined herein, all capitalized terms used but not defined herein shall have the meanings ascribed to them under the Agreement (as defined below).

WHEREAS, the parties hereto entered into that certain Agreement and Plan of Merger, dated as of June 6, 2023 (as amended on May 29, 2024 and as may be amended and modified from time to time, the “Agreement”);

WHEREAS, the parties hereto desire to amend the Agreement as set forth below;

WHEREAS, Section 11.09 of the Agreement provides that the Agreement may be amended or modified in whole or in part, by an agreement in writing executed by each of the Company, Merger Sub and SPAC in the same manner as the Agreement and which makes reference to the Agreement; and

WHEREAS, each of the Company, SPAC and Merger Sub has approved the execution and delivery of this Amendment.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Merger Sub and SPAC agree as follows:

1.           Amendments to the Agreement.

1.1          Amendment to the Closing Condition in relation to Net Tangible Assets.

(a)         Section 9.01(b) of the Agreement is hereby amended and restated in its entirety as follows:

“[Reserved].”

1.2          Amendment to the Closing Condition in relation to Available SPAC Cash.

(a)         Section 9.03(d) of the Agreement is hereby amended and restated in its entirety as follows:

“[Reserved].”

2.           Miscellaneous.

2.1          No Further Amendment.    The Parties hereto agree that all other provisions of the Agreement shall, subject to the amendments set forth in Section 1 of this Amendment, continue unmodified, in full force and effect and constitute legal and binding obligations of the parties in accordance with their terms. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Agreement or any of the documents referred to therein. This Amendment shall form an integral and inseparable part of the Agreement.

2.2         Representations and Warranties.

Each of the Company, Merger Sub and SPAC hereby represents and warrants to each other Party that:

(a)         Such Party has the requisite corporate power and authority to execute and deliver this Amendment and to perform its obligations hereunder. The execution and delivery by such Party of this Amendment have been duly and validly authorized by its board of directors and no other corporate action on the part of such Party is necessary to authorize the execution and delivery by such Party of this Amendment.

Annex A-3-1

(b)         This Amendment has been duly and validly executed and delivered by such Party and, assuming the due authorization, execution and delivery by each other Party, constitutes a legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, subject to the Enforceability Exceptions.

2.3              References.    Each reference to “this Agreement,” “hereof,” “herein,” “hereunder,” “hereby” and each other similar reference contained in the Agreement shall, effective from the date of this Amendment, refer to the Agreement as amended by this Amendment. Notwithstanding the foregoing, references to the date of the Agreement and references in the Agreement, as amended hereby, to “the date hereof,” “the date of this Agreement” and other similar references shall in all instances continue to refer to June 6, 2023, and references to the date of this Amendment and “as of the date of this Amendment” shall refer to October 23, 2024.

2.4              Effect of Amendment.    This Amendment shall form a part of the Agreement for all purposes, and each party thereto and hereto shall be bound hereby. From and after the execution of this Amendment by the parties hereto, any reference to the Agreement shall be deemed a reference to the Agreement as amended hereby and any reference to the Transactions shall be deemed a reference to the Transactions as amended hereby. This Amendment shall be deemed to be in full force and effect from and after the execution of this Amendment by the parties hereto.

2.5              Other Miscellaneous Terms.    The provisions of Article XI (Miscellaneous) of the Agreement shall apply mutatis mutandis to this Amendment, and to the Agreement as amended by this Amendment, taken together as a single agreement, reflecting the terms therein as amended by this Amendment.

[Signature pages follow]

Annex A-3-2

IN WITNESS WHEREOF, the Parties have hereunto caused this Amendment to be duly executed as of the date first set forth above.

TNL MEDIAGENE
By:
Name:
Title:
TNLMG
By:
Name:
Title:

[Signature Page to Amendment No. 2 to Agreement and Plan of Merger]

Annex A-3-3

IN WITNESS WHEREOF, the Parties have hereunto caused this Amendment to be duly executed as of the date first set forth above.

BLUE OCEAN ACQUISITION CORPORATION
By:
Name:
Title:

[Signature Page to Amendment No. 2 to Agreement and Plan of Merger]

Annex A-3-4

ANNEX B

THE COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

amended and restated

Memorandum and articles OF association

of

TNL Mediagene

(Adopted by special resolution dated 3 JULY 2023 and effective on the Closing Date, immediately prior to the Effective Time, each as defined under the Agreement and Plan of Merger by and among the Company and the parties thereto dated 6 June 2023, as amended from time to time)

REF: LR/T5785-S15120

THE COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

amended and restated

MEMORANDUM of ASSOCIATION

OF

TNL Mediagene

(Adopted by special resolution dated 3 JULY 2023 and effective on the Closing Date, immediately prior to the Effective Time, each as defined under the Agreement and Plan of Merger by and among the Company and the parties thereto dated 6 June 2023, as amended from time to time)

1.           The name of the company is TNL Mediagene (the “Company”).

2.           The registered office of the Company will be situated at the offices of Portcullis (Cayman) Ltd., The Grand Pavilion Commercial Centre, Oleander Way, 802 West Bay Road, P.O. Box 32052, Grand Cayman KY1-1208, Cayman Islands or at such other location as the Directors may from time to time determine.

3.           The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Act (as amended) of the Cayman Islands (the “Companies Act”).

4.           The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by Section 27(2) of the Companies Act.

5.           The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.           The liability of the shareholders of the Company is limited to the amount, if any, unpaid on the shares respectively held by them.

7.           The authorised share capital of the Company is US$50,000 divided into 500,000,000 Ordinary Shares of a nominal or par value of US$0.0001 each provided always that subject to the Companies Act and the Articles of Association the Company shall have power to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.           The Company may exercise the power contained in Section 206 of the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

CLAUSE	Annex B Page Nos
TABLE A	B-1
Interpretation	B-1
Preliminary	B-3
Shares	B-3
Modification Of Rights	B-4
Certificates	B-4
Fractional Shares	B-4
Lien	B-4
Calls On Shares	B-5
Forfeiture Of Shares	B-5
Transfer Of Shares	B-6
Transmission Of Shares	B-6
Alteration Of SHARE Capital	B-7
Redemption, Purchase and Surrender Of Shares	B-7
Treasury Shares	B-8
General Meetings	B-8
Notice Of General Meetings	B-9
Proceedings At General Meetings	B-9
Votes Of shareholders	B-10
Corporations Acting By Representatives At Meetings	B-10
Directors	B-11
Alternate Director	B-11
Powers And Duties Of Directors	B-11
Borrowing Powers Of Directors	B-12
The Seal	B-13
Disqualification Of Directors	B-13
Proceedings Of Directors	B-13
Dividends	B-15
Accounts, Audit and annual return and declaration	B-15
Capitalisation Of reserves	B-16
Share Premium Account	B-17
Notices	B-17
Indemnity	B-18
Non-Recognition Of Trusts	B-18
Winding Up	B-18
Amendment Of Articles Of Association	B-19
Closing of register or fixing record date	B-19
Registration By Way Of Continuation	B-19
Mergers and Consolidation	B-19
disclosure	B-19

Annex B-i

THE COMPANIES ACT (AS AMENDED)

Company Limited by Shares

amended and restated

ARTICLES OF ASSOCIATION

OF

TNL Mediagene

(Adopted by special resolution dated [insert date special resolution passed at TNL EGM] 2023 and effective on the Closing Date, immediately prior to the Effective Time, each as defined under the Agreement and Plan of Merger by and among the Company and the parties thereto dated 6 June 2023, as amended from time to time)

TABLE A

The Regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Act shall not apply to TNL Mediagene (the “Company”) and the following Articles shall comprise the Articles of Association of the Company.

Interpretation

1.           In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“Articles” means these articles of association of the Company, as amended or substituted from time to time.

“Branch Register” means any branch Register of such category or categories of Members as the Company may from time to time determine.

“Class” or “Classes” means any class or classes of Shares as may from time to time be issued by the Company.

“Companies Act” means the Companies Act (as amended) of the Cayman Islands.

“Designated Stock Exchange” means any national securities exchange or automated quotation system on which the Company’s securities are traded, including but not limited to Nasdaq Capital Market.

“Directors” means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof.

“Memorandum of Association” means the memorandum of association of the Company, as amended or substituted from time to time.

“Office” means the registered office of the Company as required by the Companies Act.

“Officers” means the officers for the time being and from time to time of the Company.

“Ordinary Resolution” means a resolution:

(a)         passed by a simple majority of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled; or

(b)         approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed.

Annex B-1

“paid up” means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up.

“Person” means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires, other than in respect of a Director or Officer in which circumstances Person shall mean any person or entity permitted to act as such in accordance with the laws of the Cayman Islands.

“Principal Register”, where the Company has established one or more Branch Registers pursuant to the Companies Act and these Articles, means the Register maintained by the Company pursuant to the Companies Act and these Articles that is not designated by the Directors as a Branch Register.

“Register” means the register of Members of the Company required to be kept pursuant to the Companies Act and includes any Branch Register(s) established by the Company in accordance with the Companies Act.

“Seal” means the common seal of the Company (if adopted) including any facsimile thereof.

“Secretary” means any Person appointed by the Directors to perform any of the duties of the secretary of the Company.

“Share” means a share in the capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share.

“Shareholder” or “Member” means a Person who is registered as the holder of Shares in the Register and includes each subscriber to the Memorandum of Association pending entry in the Register of such subscriber.

“Share Premium Account” means the share premium account established in accordance with these Articles and the Companies Act.

“signed” means bearing a signature or representation of a signature affixed by mechanical means.

“Special Resolution” means a special resolution of the Company passed in accordance with the Companies Act, being a resolution:

(a)         passed by a majority of not less than two-thirds of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled; or

(b)         approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed.

“Treasury Shares” means Shares that were previously issued but were purchased, redeemed, surrendered or otherwise acquired by the Company and not cancelled.

2.           In these Articles, save where the context requires otherwise:

(a)         words importing the singular number shall include the plural number and vice versa;

(b)         words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)         the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

Annex B-2

(d)         reference to a dollar or dollars or USD (or $) and to a cent or cents is reference to dollars and cents of the United States of America;

(e)         reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)          reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case; and

(g)         reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing or partly one and partly another.

3.           Subject to the preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

Preliminary

4.           The business of the Company may be commenced at any time after incorporation.

5.           The Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.           The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortised over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.           The Directors shall keep, or cause to be kept, the Register at such place or (subject to compliance with the Companies Act and these Articles) places as the Directors may from time to time determine. In the absence of any such determination, the Register shall be kept at the Office. The Directors may keep, or cause to be kept, one or more Branch Registers as well as the Principal Register in accordance with the Companies Act, provided always that a duplicate of such Branch Register(s) shall be maintained with the Principal Register in accordance with the Companies Act.

Shares

8.           Subject to these Articles, all Shares for the time being unissued shall be under the control of the Directors who may:

(a)         issue, allot and dispose of the same to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine; and

(b)         grant options with respect to such Shares and issue warrants or similar instruments with respect thereto;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued.

9.           The Directors, or the Shareholders by Ordinary Resolution, may authorise the division of Shares into any number of Classes and sub-classes and the different Classes and sub-classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or the Shareholders by Ordinary Resolution. The Directors may authorise the creation of Classes of Shares with preferred rights and the Directors may issue such Shares, in each case, without the approval of the Shareholders.

Annex B-3

10.         The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of their subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.         The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

Modification Of Rights

12.         Whenever the capital of the Company is divided into different Classes (and as otherwise determined by the Directors) the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class only be materially adversely varied or abrogated with the consent in writing of the holders of not less than two-thirds of the issued Shares of the relevant Class, or with the sanction of a resolution passed at a separate meeting of the holders of the Shares of such Class by a majority of two-thirds of the votes cast at such a meeting. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons at least holding or representing by proxy one-third in nominal or par value amount of the issued Shares of the relevant Class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one vote for each Share of the Class held by them. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes. The Directors may vary the rights attaching to any Class without the consent or approval of Shareholders provided that the rights will not, in the determination of the Directors, be materially adversely varied or abrogated by such action.

13.         The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially adversely varied or abrogated by, inter alia, the creation, allotment or issue of further Shares ranking in priority to, pari passu with or subsequent to them or the redemption or purchase of any Shares of any Class by the Company.

Certificates

14.         No Person shall be entitled to a certificate for any or all of their Shares, unless the Directors shall determine otherwise.

Fractional Shares

15.         The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

Lien

16.         The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share (whether or not fully paid) registered in the name of a Person indebted or under liability to the Company (whether they are the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by them or their estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it.

Annex B-4

17.         The Company may sell, in such manner as the Directors may determine, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of their death or bankruptcy.

18.         For giving effect to any such sale the Directors may authorise some Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and they shall not be bound to see to the application of the purchase money, nor shall their title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

19.         The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

Calls On Shares

20.         The Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares.

21.         The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

22.         If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

23.         The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

24.         The Directors may make arrangements on the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

25.         The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by them, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors.

Forfeiture Of Shares

26.         If a Shareholder fails to pay any call or instalment of a call in respect of any Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on them requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

27.         The notice shall name a further day (not earlier than the expiration of fourteen days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the Shares in respect of which the call was made will be liable to be forfeited.

28.         If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

Annex B-5

29.         A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

30.         A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by them to the Company in respect of the Shares forfeited, but their liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

31.         A statutory declaration in writing that the declarant is a Director, and that a Share has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

32.         The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share, and shall not be bound to see to the application of the purchase money, if any, nor shall their title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

33.         The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

Transfer Of Shares

34.         Subject to these Articles and the rules or regulations of the Designated Stock Exchange or any relevant securities laws, any Shareholder may transfer all or any Shares by an instrument of transfer in a usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Directors and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time.

35.         Subject to the rules of any Designated Stock Exchange on which the Shares in question may be listed and to any rights and restrictions for the time being attached to any Share, the Directors shall not unreasonably decline to register any transfer of Shares and shall, upon making any decision to decline to register any transfer of Shares, assign an appropriate reason therefor. If the Directors refuse to register a transfer of any Share the Company shall, within two (2) months after the date on which the transfer request was lodged with the Company, send to the transferor and transferee notice of the refusal, including the relevant reason for such refusal. For the avoidance of doubt, it shall not be unreasonable for the Directors to decline to register any transfer of a Share if such transfer would breach or cause a breach of: (i) the rules of any Designated Stock Exchange on which the Shares may be listed; or (ii) applicable law or regulation.

36.         The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

37.         Subject to the rules of any Designated Stock Exchange on which the Shares in question may be listed, the registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine.

38.         All instruments of transfer that are registered shall be retained by the Company, but any instrument of transfer that the Directors decline to register shall (except in any case of fraud) be returned to the Person depositing the same.

Transmission Of Shares

39.         The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased holder of the Share, shall be the only Person recognised by the Company as having any title to the Share.

Annex B-6

40.         Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered themself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

41.         A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which they would be entitled if they were the registered Shareholder, except that they shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company.

Alteration Of SHARE Capital

42.         The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe.

43.         The Company may by Ordinary Resolution:

(a)         consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(b)         convert all or any of its paid up Shares into stock and reconvert that stock into paid up Shares of any denomination;

(c)         subdivide its existing Shares, or any of them into Shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(d)         cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

44.         The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by law.

Redemption, Purchase and Surrender Of Shares

45.         Subject to the Companies Act, the Company may:

(a)         issue Shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Shareholder on such terms and in such manner as the Directors may determine;

(b)         purchase its own Shares (including any redeemable Shares) on such terms and in such manner as the Directors may determine and agree with the Shareholder;

(c)         make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Companies Act, including out of its capital; and

(d)         accept the surrender for no consideration of any paid up Share (including any redeemable Share) on such terms and in such manner as the Directors may determine.

46.         Any Share in respect of which notice of redemption has been given shall not be entitled to participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the notice of redemption.

47.         The redemption, purchase or surrender of any Share shall not be deemed to give rise to the redemption, purchase or surrender of any other Share.

Annex B-7

48.         The Directors may when making payments in respect of redemption or purchase of Shares, if authorised by the terms of issue of the Shares being redeemed or purchased or with the agreement of the holder of such Shares, make such payment either in cash or in specie including, without limitation, interests in a special purpose vehicle holding assets of the Company or holding entitlement to the proceeds of assets held by the Company or in a liquidating structure.

Treasury Shares

49.         Shares that the Company purchases, redeems or acquires (by way of surrender or otherwise) may, at the option of the Company, be cancelled immediately or held as Treasury Shares in accordance with the Companies Act. In the event that the Directors do not specify that the relevant Shares are to be held as Treasury Shares, such Shares shall be cancelled.

50.         No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to members on a winding up) may be declared or paid in respect of a Treasury Share.

51.         The Company shall be entered in the Register as the holder of the Treasury Shares provided that:

(a)         the Company shall not be treated as a member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void;

(b)         a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Companies Act, save that an allotment of Shares as fully paid bonus shares in respect of a Treasury Share is permitted and Shares allotted as fully paid bonus shares in respect of a treasury share shall be treated as Treasury Shares.

52.         Treasury Shares may be disposed of by the Company on such terms and conditions as determined by the Directors.

General Meetings

53.         The Directors may, whenever they think fit, convene a general meeting of the Company. The Company may hold an annual general meeting and if an annual general meeting is held, the Company shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as the Directors shall determine.

54.         The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason at any time prior to the time for holding such meeting or, if the meeting is adjourned, the time for holding such adjourned meeting. The Directors shall give Shareholders notice in writing of any cancellation or postponement. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

55.         General meetings shall also be convened on the requisition in writing of any Shareholder or Shareholders entitled to attend and vote at general meetings of the Company holding at least thirty-three percent of the paid up voting share capital of the Company deposited at the Office specifying the objects of the meeting by notice given no later than 21 days from the date of deposit of the requisition signed by the requisitionists, and if the Directors do not convene such meeting for a date not later than 45 days after the date of such deposit, the requisitionists themselves may convene the general meeting in the same manner, as nearly as possible, as that in which general meetings may be convened by the Directors, and all reasonable expenses incurred by the requisitionists as a result of the failure of the Directors to convene the general meeting shall be reimbursed to them by the Company.

56.         If at any time there are no Directors, any two Shareholders (or if there is only one Shareholder then that Shareholder) entitled to vote at general meetings of the Company may convene a general meeting in the same manner as nearly as possible as that in which general meetings may be convened by the Directors.

Annex B-8

Notice Of General Meetings

57.         At least seven clear days’ notice in writing counting from the date service is deemed to take place as provided in these Articles specifying the place, the day and the hour of the meeting and the general nature of the business, shall be given in the manner hereinafter provided or in such other manner (if any) as may be prescribed by the Company by Ordinary Resolution to such Persons as are, under these Articles, entitled to receive such notices from the Company, but with the consent of all the Shareholders entitled to receive notice of some particular meeting and attend and vote thereat, that meeting may be convened by such shorter notice or without notice and in such manner as those Shareholders may think fit.

58.         The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

Proceedings At General Meetings

59.         All business carried out at a general meeting shall be deemed special with the exception of sanctioning a dividend, the consideration of the accounts, balance sheets, any report of the Directors or of the Company’s auditors, and the fixing of the remuneration of the Company’s auditors. No special business shall be transacted at any general meeting without the consent of all Shareholders entitled to receive notice of that meeting unless notice of such special business has been given in the notice convening that meeting.

60.         No business shall be transacted at any general meeting unless a quorum of Shareholders is present at the time when the meeting proceeds to business. Save as otherwise provided by these Articles, one or more Shareholders holding at least a majority of the paid up voting share capital of the Company present in person or by proxy and entitled to vote at that meeting shall form a quorum.

61.         If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Shareholder or Shareholders present and entitled to vote shall form a quorum.

62.          If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, participation in any general meeting of the Company may be by means of a telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

63.         The chair, if any, of the Directors shall preside as chair at every general meeting of the Company.

64.         If there is no such chair, or if at any general meeting they are not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chair, any Director or Person nominated by the Directors shall preside as chair, failing which the Shareholders present in person or by proxy shall choose any Person present to be chair of that meeting.

65.         The chair may adjourn a meeting from time to time and from place to place either:

(a)         with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting); or

(b)         without the consent of such meeting if, in their sole opinion, they consider it necessary to do so to:

(i)          secure the orderly conduct or proceedings of the meeting; or

(ii)         give all persons present in person or by proxy and having the right to speak and/or vote at such meeting, the ability to do so,

but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen days or more, notice of the adjourned meeting shall be given in the manner provided for the original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

Annex B-9

66.         At any general meeting a resolution put to the vote of the meeting shall be decided on a poll.

67.         A poll be taken in such manner as the chair directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

68.         In the case of an equality of votes, the chair of the meeting shall be entitled to a second or casting vote.

69.         A poll demanded on the election of a chair of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chair of the meeting directs.

Votes Of shareholders

70.         Subject to any rights and restrictions for the time being attached to any Share, on a poll, each Share shall be entitled to one (1) vote on all matters subject to a vote of the Shareholders.

71.         Subject to any rights and restrictions for the time being attached to any Share, on a poll every Shareholder and every Person representing a Shareholder by proxy shall have one vote for each Share of which they or the Person represented by proxy is the holder.

72.         In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

73.         A Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote in respect of Shares carrying the right to vote held by them, by their committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person, may vote in respect of such Shares by proxy.

74.         No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by them in respect of Shares carrying the right to vote held by them have been paid.

75.         On a poll votes may be given either personally or by proxy.

76.         The instrument appointing a proxy shall be in writing under the hand of the appointor or of their attorney duly authorised in writing or, if the appointor is a corporation, either under Seal or under the hand of an Officer or attorney duly authorised. A proxy need not be a Shareholder.

77.         An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

78.         The instrument appointing a proxy shall be deposited at the Office or at such other place as is specified for that purpose in the notice convening the meeting no later than the time for holding the meeting or, if the meeting is adjourned, the time for holding such adjourned meeting.

79.         The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

80.         A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

Corporations Acting By Representatives At Meetings

81.         Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which they represent as that corporation could exercise if it were an individual Shareholder or Director.

Annex B-10

Directors

82.         The name(s) of the first Director(s) shall either be determined in writing by a majority (or in the case of a sole subscriber that subscriber) of, or elected at a meeting of, the subscribers of the Memorandum of Association.

83.         The Company may by Ordinary Resolution appoint any Person to be a Director.

84.         Subject to these Articles, a Director shall hold office until such time as they are removed from office by Ordinary Resolution.

85.         The Company may by Ordinary Resolution from time to time fix the maximum and minimum number of Directors to be appointed but unless such numbers are fixed as aforesaid the minimum number of Directors shall be one and the maximum number of Directors shall be unlimited.

86.         The remuneration of the Directors may be determined by the Directors or by Ordinary Resolution.

87.         There shall be no shareholding qualification for Directors unless determined otherwise by Ordinary Resolution.

88.         The Directors shall have power at any time and from time to time to appoint any Person to be a Director, either as a result of a casual vacancy or as an additional Director, subject to the maximum number (if any) imposed by Ordinary Resolution.

Alternate Director

89.         Any Director may in writing appoint another Person to be their alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be authorised to sign such written resolutions where they have been signed by the appointing Director, and to act in such Director’s place at any meeting of the Directors. Every such alternate shall be entitled to attend and vote at meetings of the Directors as the alternate of the Director appointing them and where they are Director to have a separate vote in addition to their own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by them. Such alternate shall not be an Officer solely as a result of their appointment as an alternate other than in respect of such times as the alternate acts as a Director. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing them and the proportion thereof shall be agreed between them.

Powers And Duties Of Directors

90.         Subject to the Companies Act, these Articles and to any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

91.         The Directors may from time to time appoint any Person, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, the office of president, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any Person so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases from any cause to be a Director, or if the Company by Ordinary Resolution resolves that their tenure of office be terminated.

Annex B-11

92.         The Directors may appoint any Person to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

93.         The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

94.         The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory (any such person being an “Attorney” or “Authorised Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in them.

95.         The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

96.         The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any Person to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such Person.

97.         The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any Person so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

98.         Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

99.         The Directors may agree with a Shareholder to waive or modify the terms applicable to such Shareholder’s subscription for Shares without obtaining the consent of any other Shareholder; provided that such waiver or modification does not amount to a variation or abrogation of the rights attaching to the Shares of such other Shareholders.

100.       The Directors shall have the authority to present a winding up petition on behalf of the Company without the sanction of a resolution passed by the Company in general meeting.

Borrowing Powers Of Directors

101.       The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, or to otherwise provide for a security interest to be taken in such undertaking, property or uncalled capital, and to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

Annex B-12

The Seal

102.       The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

103.       The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

104.       Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

Disqualification Of Directors

105.       The office of Director shall be vacated, if the Director:

(a)         becomes bankrupt or makes any arrangement or composition with their creditors;

(b)         dies or is found to be or becomes of unsound mind;

(c)         resigns their office by notice in writing to the Company;

(d)         is removed from office by Ordinary Resolution;

(e)         is removed from office by notice addressed to them at their last known address and signed by all of their co-Directors (not being less than two in number); or

(f)          is removed from office pursuant to any other provision of these Articles.

Proceedings Of Directors

106.       The Directors may meet together (either within or outside the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chair shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

107.       A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

108.       The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed, if there be two or more Directors the quorum shall be two, and if there be one Director the quorum shall be one. A Director represented by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

Annex B-13

109.       A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of their interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that they are to be regarded as interested in any contract or other arrangement which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that they may be interested therein and if they do so their vote shall be counted and they may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

110.       A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with their office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by their office from contracting with the Company either with regard to their tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding their interest, may be counted in the quorum present at any meeting of the Directors whereat such Director or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and they may vote on any such appointment or arrangement.

111.       Any Director may act by themselves or their firm in a professional capacity for the Company, and they or their firm shall be entitled to remuneration for professional services as if they were not a Director; provided that nothing herein contained shall authorise a Director or their firm to act as auditor to the Company.

112.       The Directors shall cause minutes to be made in books or loose-leaf folders provided for the purpose of recording:

(a)         all appointments of Officers made by the Directors;

(b)         the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)         all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

113.       When the chair of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

114.       A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of their appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or their duly appointed alternate.

115.       The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

116.       The Directors may elect a chair of their meetings and determine the period for which they are to hold office but if no such chair is elected, or if at any meeting the chair is not present within fifteen minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chair of the meeting.

Annex B-14

117.       Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chair of its meetings. If no such chair is elected, or if at any meeting the chair is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chair of the meeting.

118.       A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chair shall have a second or casting vote.

119.       All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

Dividends

120.       Subject to any rights and restrictions for the time being attached to any Shares, or as otherwise provided for in the Companies Act and these Articles, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

121.       Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

122.       The Directors may determine, before recommending or declaring any dividend, to set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds may be properly applied and pending such application may, at the determination of the Directors, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit.

123.       Any dividend may be paid in any manner as the Directors may determine. If paid by cheque it will be sent through the post to the registered address of the Shareholder or Person entitled thereto, or in the case of joint holders, to any one of such joint holders at their registered address or to such Person and such address as the Shareholder or Person entitled, or such joint holders as the case may be, may direct. Every such cheque shall be made payable to the order of the Person to whom it is sent or to the order of such other Person as the Shareholder or Person entitled, or such joint holders as the case may be, may direct.

124.       The Directors when paying dividends to the Shareholders in accordance with the foregoing provisions of these Articles may make such payment either in cash or in specie and may determine the extent to which amounts may be withheld therefrom (including, without limitation, any taxes, fees, expenses or other liabilities for which a Shareholder (or the Company, as a result of any action or inaction of the Shareholder) is liable).

125.       Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares.

126.       If several Persons are registered as joint holders of any Share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the Share.

127.       No dividend shall bear interest against the Company.

Accounts, Audit and annual return and declaration

128.       The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

Annex B-15

129.       The books of account shall be kept at the Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

130.       The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by law or authorised by the Directors or by Ordinary Resolution.

131.       Subject to the requirements of applicable law and the listing rules of the Designated Stock Exchange, the accounts relating to the Company’s affairs shall only be audited if the Directors so determine and/or if required by any applicable law, rule, regulation or regulatory authority, in which case the accounting principles will be determined by the Directors. The financial year of the Company shall end on 31 December of each year or such other date as the Directors may determine.

132.       The Directors in each year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

Capitalisation Of reserves

133.       Subject to the Companies Act and these Articles, the Directors may:

(a)         resolve to capitalise an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(b)         appropriate the sum resolved to be capitalised to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)          paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)         paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)         make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)         authorise a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)          the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)         the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)         generally do all acts and things required to give effect to any of the actions contemplated by this Article.

Annex B-16

Share Premium Account

134.       The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

135.       There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the determination of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

Notices

136.       Any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it airmail or air courier service in a prepaid letter addressed to such Shareholder at their address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

137.       Any Shareholder present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

138.       Any notice or other document, if served by:

(a)         post, shall be deemed to have been served five clear days after the time when the letter containing the same is posted;

(b)         facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)         recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

(d)         electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

139.       Any notice or document delivered or sent in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of their death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless their name shall at the time of the service of the notice or document, have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under them) in the Share.

140.       Notice of every general meeting of the Company shall be given to:

(a)         all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)         every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for their death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

Annex B-17

Indemnity

141.       Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other Officer (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless out of the assets and funds of the Company against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, wilful default or fraud as determined by a court of competent jurisdiction, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of their duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

142.       No Indemnified Person shall be liable:

(a)         for the acts, receipts, neglects, defaults or omissions of any other Director or Officer or agent of the Company; or

(b)         for any loss on account of defect of title to any property of the Company; or

(c)         on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)         for any loss incurred through any bank, broker or other similar Person; or

(e)         for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)          for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, wilful default or fraud as determined by a court of competent jurisdiction.

Non-Recognition Of Trusts

143.       Subject to the proviso hereto, no Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register, provided that, notwithstanding the foregoing, the Company shall be entitled to recognise any such interests as shall be determined by the Directors.

Winding Up

144.       If the Company shall be wound up the liquidator shall apply the assets of the Company in such manner and order as they think fit in satisfaction of creditors’ claims.

145.       If the Company shall be wound up, the liquidator may, with the sanction of an Ordinary Resolution divide amongst the Shareholders in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose set such value as they deem fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different Classes. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Shareholders as the liquidator, with the like sanction shall think fit, but so that no Shareholder shall be compelled to accept any assets whereon there is any liability.

Annex B-18

Amendment Of Articles Of Association

146.       Subject to the Companies Act and the rights attaching to the various Classes, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

Closing of register or fixing record date

147.       For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case 40 days. If the Register shall be so closed for the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders the Register shall be so closed for at least ten days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register.

148.       In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within 90 days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

149.       If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

Registration By Way Of Continuation

150.       The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

Mergers and Consolidation

151.       The Company may merge or consolidate in accordance with the Companies Act.

152.       To the extent required by the Companies Act, the Company may by Special Resolution resolve to merge or consolidate the Company.

disclosure

153.       The Directors, or any authorised service providers (including the Officers, the Secretary and the registered office agent of the Company), shall be entitled to disclose to any regulatory or judicial authority, or to any stock exchange on which the Shares may from time to time be listed, any information regarding the affairs of the Company including, without limitation, information contained in the Register and books of the Company.

Annex B-19

EXCLUSIVE FORUM

154.       Unless the Company consents in writing to the selection of an alternative forum, to the fullest extent permitted by relevant law, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the United States Securities Act of 1933, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company.

155.       Unless the Company consents in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim (including any non-contractual dispute, controversy or claim) whether arising out of or in connection with these Articles or otherwise, including any questions regarding their existence, validity, formation or termination. For the avoidance of doubt and without limiting the jurisdiction of the courts of the Cayman Islands to hear, settle and/or determine disputes related to the Company, the courts of the Cayman Islands shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Director, officer or other employee of the Company to the Company or the Company’s Shareholders, (iii) any action or petition asserting a claim arising pursuant to any provision of the Law or these Articles including but not limited to any purchase or acquisition of Shares, securities or guarantee provided in consideration thereof, or (iv) any action asserting a claim against the Company concerning its internal affairs. This Article shall not apply to claims or causes of action brought to enforce a duty or liability created by the United States Securities Act of 1933 or the Securities Exchange Act of 1934, as amended, or any other claim based on securities laws for which claim the federal district courts of the United States have exclusive jurisdiction.

156.       Any person or entity purchasing or otherwise acquiring any Share or other securities in the Company, or purchasing or otherwise acquiring depositary shares representing the Company’s shares issued pursuant to relevant deposit agreements, whether such acquisition be by transfer, sale, operation of law or otherwise, shall be deemed to have notice of, irrevocably agreed and consented to the provisions of this Article and Articles 154 and 155 above. Without prejudice to the foregoing, if any part of this Article, Articles 154 or 155 are held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of these Articles shall not be affected nor be impaired and this Article, Articles 154 and/or 155 shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion as may be necessary so as best to give effect to the intention of the Company.

Annex B-20

ANNEX C

FORM OF PLAN OF MERGER

THIS PLAN OF MERGER is made on June [    ], 2024.

BETWEEN:

(1)         TNL Mediagene, an exempted company limited by shares incorporated under the laws of the Cayman Islands, having its registered office at Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands (the “Company”);

(2)         TNLMG, an exempted company limited by shares incorporated under the laws of the Cayman Islands, having its registered office at Portcullis (Cayman) Ltd., The Grand Pavilion Commercial Centre, Oleander Way, 802 West Bay Road, P.O. Box 32052, Grand Cayman KY1-1208, Cayman Islands (the “Merging Company”); and

(3)         Blue Ocean Acquisition Corp, an exempted company limited by shares incorporated under the laws of the Cayman Islands, having its registered office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Surviving Company”)

WHEREAS:

A.          The respective boards of directors of the Company, the Surviving Company and the Merging Company have approved the merger of the Surviving Company and the Merging Company, with the Surviving Company continuing as the surviving company (as defined in the Cayman Companies Act, as defined below) of the Merger (the “Merger”) and becoming a wholly-owned subsidiary of the Company, upon the terms and subject to the conditions of the Agreement and Plan of Merger dated as of June 6, 2023, as amended by the Amendment to the Agreement and Plan of Merger dated as of May 29, 2024, by and among the Surviving Company, the Merging Company and the Company (the “Agreement”) a copy of which is annexed as Annex A to this Plan of Merger, and pursuant to the provisions of Part XVI of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Companies Act”).

B.          The directors and shareholders of each of the Company, the Surviving Company and the Merging Company have approved the execution and delivery of the Agreement and this Plan of Merger, respectively, and the performance of its obligations thereunder, respectively, on the terms and subject to the conditions set forth herein and otherwise in accordance with the Cayman Companies Act.

C.          This Plan of Merger is made in accordance with section 233 of the Cayman Companies Act.

IT IS AGREED:

CONSTITUENT COMPANIES

1.           The constituent companies (as defined in the Cayman Companies Act) to this Plan of Merger are the Surviving Company and the Merging Company.

NAME OF THE SURVIVING CORPORATION

2.           The surviving company (as defined in the Cayman Companies Act) is the Surviving Company which will continue to be named Blue Ocean Acquisition Corp.

REGISTERED OFFICE

3.           The registered office of the Surviving Company is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

4.           The registered office of the Merging Company is at Portcullis (Cayman) Ltd., The Grand Pavilion Commercial Centre, Oleander Way, 802 West Bay Road, P.O. Box 32052, Grand Cayman KY1-1208, Cayman Islands.

Annex C-1

AUTHORISED SHARE CAPITAL1

5.           Immediately prior to the Effective Date (as defined below), the authorized share capital of the Surviving Company was $22,100 divided into 200,000,000 Class A ordinary shares of a nominal or par value of US$0.0001 each, 20,000,000 Class B ordinary shares of a nominal or par value of US$0.0001 each and 1,000,000 preference shares of a nominal or par value of US$0.0001 each and the Surviving Company will have [insert number] Class A ordinary shares and [insert number] Class B Ordinary shares in issue.

6.           Immediately prior to the Effective Date, the authorized share capital of the Merging Company was US$[    ] divided into [    ] shares of a nominal or par value of US$[    ] each and the Merging Company will have [insert number] shares in issue.

7.           The authorized share capital of the Company shall be US$[    ] divided into [    ] ordinary shares of a nominal or par value of US$[    ] each.

EFFECTIVE DATE

8.           In accordance with section 233(13) of the Cayman Companies Act, the Merger shall be effective on the date that this Plan of Merger is registered by the Registrar of Companies (“Registrar”) in the Cayman Islands (the “Effective Date”).

TERMS AND CONDITIONS; SHARE RIGHTS

9.           The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company, are set out in the Agreement in the form annexed at Annex A hereto.

MEMORANDUM AND ARTICLES OF ASSOCIATION

10.         The rights and restrictions attaching to the shares in the Surviving Company are set out in the Amended and Restated Memorandum and Articles of Association of the Surviving Company in the form annexed at Annex B hereto.

11.         The Memorandum and Articles of Association of the Surviving Company immediately prior to the Merger shall be its Memorandum and Articles of Association after the Merger and the authorised share capital of the Surviving Company shall be as set out therein.

12.         From the Effective Date, the memorandum and articles of association of the Company shall be amended and restated by their deletion in their entirety and the substitution in their place of the amended and restated memorandum and articles of association in the form annexed hereto as Annex C hereto.

DIRECTORS’ INTERESTS IN THE MERGER

13.         No director of either of the constituent companies will be paid any amounts or receive any benefits consequent upon the Merger.

14.         The names and addresses of each director of the Surviving Company from the Effective Date are:

(a)         Marcus Brauchli whose address is at 5201 Westwood Drive, Bethesda, MD, 20816, United States of America;

(b)         Sean Glodek whose address is at 18 Ratchadaphisek Road True Tower 30FL, Bangkok, 10310, Thailand;

(c)         Matt Goldberg whose address is at 2 Wisconsin Circle, 7th Floor, Chevy Chase, MD 20815, United States of America;

____________

1        NTD: To be confirmed.

Annex C-2

(d)         Priscilla Han whose address is at 2 Wisconsin Circle, 7th Floor, Chevy Chase, MD, 20815, United States of America;

(e)         Joel Motley whose address is at 2 Wisconsin Circle, 7th Floor, Chevy Chase, MD 20815, United States of America;

(f)          Norman Pearlstine whose address is at 2 Wisconsin Circle, 7th Floor, Chevy Chase, MD 20815, United States of America.

SECURED CREDITORS

15.         The Surviving Company has no secured creditor and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

16.         The Merging Company has no secured creditor and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

PROPERTY

17.         On the Effective Date, the rights, property of every description including chores in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the constituent companies shall immediately vest in the Surviving Company, which shall be liable for and subject, in the same manner as the constituent companies, to all mortgages, charges, security interests and all contracts, obligations, claims, debts and liabilities of each of the constituent companies.

TERMINATION OR AMENDMENT

18.         At any time prior to the Effective Date, this Plan of Merger may be: (a) terminated by the directors of the Merging Company or the Surviving Company; or (b) amended by the directors of both of the constituent companies to: (i) change the Effective Date, provided that the new Effective Date of the Merger complies with the provisions of section 234 of the Cayman Companies Act such that it cannot be a date later than the ninetieth day after the date of registration of the Plan of Merger with the Registrar; or (ii) to make any other changes to the Plan of Merger which the directors of both of the constituent companies consider, in their absolute discretion, to be necessary or desirable for the purpose of effecting the Merger, provided that such changes do not materially adversely affect any rights of the shareholders of either constituent Company, as determined by the directors of each of the Merging Company and the Surviving Company, respectively.

19.         If this Plan of Merger is terminated or amended in accordance with clause 20 after it has been filed with the Registrar but before it has become effective, the constituent companies must file or cause to be filed notice of the termination or amendment (as applicable) with the Registrar in accordance with sections 235(2) and 235(4) of the Cayman Companies Act and must distribute copies of such notice in accordance with section 235(3) of the Cayman Companies Act.

COUNTERPARTS

20.         This Plan of Merger may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

APPROVAL AND AUTHORIZATION

21.         This Plan of Merger has been approved by the board of directors of each of the Merging Company and the Surviving Company pursuant to section 233(3) of the Cayman Companies Act.

Annex C-3

22.         This Plan of Merger has been authorised by the sole shareholder of the Merging Company and the shareholders of the Surviving Company pursuant to section 233(6) of the Cayman Companies Act by way of resolutions passed at an extraordinary general meeting of the Surviving Company and written shareholder resolution of the Merging Company, as applicable.

GOVERNING LAW

23.         This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

24.         The parties submit to the exclusive jurisdiction of the courts of the Cayman Islands and the courts of appeal from them to determine any dispute arising out of or in connection with this agreement. The parties agree not to object to the exercise of jurisdiction of those courts on any basis.

Annex C-4

IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

SIGNED for and on behalf of

TNL MEDIAGENE
Director
Name:
SIGNED for and on behalf of
TNLMG
Director
Name:

BLUE OCEAN ACQUISITION CORP
Director
Name:

Annex C-5

Annex A to Plan of Merger

[To attach Agreement]

Annex C-6

Annex B to Plan of Merger

[to attach Surviving Company’s amended and restated memorandum and articles of association]

Annex C-7

Annex C to Plan of Merger

[to attach Company’s amended and restated memorandum and articles of association]

Annex C-8

ANNEX D

OPINION OF NEWBRIDGE

June 4th, 2023

PRIVATE & CONFIDENTIAL

For the Board of Directors of Blue Ocean Acquisition Corp (NASDAQ:BOCN)
2 Wisconsin Circle, 7th Floor | Chevy Chase, MD | 20815 | United States

We understand that Blue Ocean Acquisition Corp (NASDAQ:BOCN), a publicly traded blank check company incorporated as a Cayman Islands exempted company (“BOCN”), is considering a business combination with a privately-held, Cayman Islands exempted company, The News Lens Co., Ltd., (the “Company” or “TNLC”, and together with BOCN, collectively, the “Parties”).

•     Pursuant to the terms of that certain business combination agreement, by and among TNLC, BOCN and the other parties thereto (the “Business Combination Agreement”), the Parties intend to effect a business combination transaction  whereby (a) BOCN will merge with a wholly-owned subsidiary of TNLC with BOCN as the surviving entity (the “First Merger”), and (b) BOCN will then merge with and into TNLC, with TNLC as the surviving entity to BOCN  and with TNLC as the publicly listed company (the “Second Merger”), as a result of which, each issued and outstanding security of BOCN immediately prior to the First Merger shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holder thereof to receive a substantially equivalent security of TNLC (the First Merger and the Second Merger are referred to below as the “Merger,”  and the Merger and the other transactions contemplated by the Business Combination Agreement, constitute the “Transactions”).

•     TNLC stockholders shall collectively hold as a result of the Transactions in the aggregate TNLC common stock with an aggregate value equal to Two Hundred and Seventy-Five Million U.S. Dollars ($275,000,000) (the “Aggregate Consideration”).

The Board of Directors of BOCN has retained Newbridge Securities Corporation (“Newbridge”) to render an opinion (the “Opinion”) as to whether, on the date of such Opinion, (i) the Aggregate Consideration is fair, from a financial point of view, to BOCN and BOCN’s unaffiliated public shareholders and (ii) the Company has an aggregate fair market value equal to at least 80% of the net assets held by BOCN in its trust account (the “Trust Account”) for the benefit of BOCN’s public shareholders (excluding deferred underwriting commissions and taxes payable on the interest earned on the Trust Account), as of the date of the Business Combination Agreement.

We have not been requested to opine to, and our Opinion does not in any manner address, the underlying business decision of BOCN to proceed with the Transaction. In addition, we have not been requested to explore any alternatives to the Transaction. Further, our Opinion does not address the relative merits of the Transaction as compared to any alternative business strategy that might exist for BOCN.

Newbridge, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, going private transactions, related-party transactions, negotiated underwritings, secondary distributions of listed and unlisted securities, debt restructurings, private placements, related-party transactions, and valuations for corporate and other purposes. We do not perform tax, accounting or legal services, nor do we render such advice.

Annex D-1

Newbridge will receive a fee and reimbursement of its expenses for such services. In addition, BOCN has agreed to indemnify Newbridge for certain liabilities arising out of its engagement, including the rendering of this Opinion.

Newbridge has not participated in, or provided advice with respect to, the pricing determination, structuring or negotiation of the Transaction.

In the ordinary course of business, Newbridge, certain customer accounts held at Newbridge, and certain of our affiliates, as well as investment funds in which we or our affiliates may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in equity, debt, and other securities and financial instruments (including bank loans and other obligations) of, or investments in, BOCN, and its successor entities.

In connection with the review and analysis performed to render our Opinion, among other things, we have undertaken the following:

•     Considered our assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions, and business and securities valuations generally;

•     Reviewed a draft of the Business Combination Agreement, dated May 29th, 2023;

•     Reviewed BOCN’s publicly available historical financial results, as well as certain publicly available information concerning the trading of, and the trading market for, the ordinary shares of BOCN since its IPO in December 2021;

•     Reviewed publicly available financial information of BOCN filed with the U.S. Securities & Exchange Commission, including its Form 10-Qs, Form 10-Ks, and certain reports on material events filed on Forms 8-K between December 2nd, 2021, and June 2nd, 2023;

•     Reviewed a financial model of TNLC with historical and future financial projections (including potential revenue growth, EBITDA, net income and Free Cash Flow margins) provided by the Company’s management team;

•     Conducted discussions with TNLC’s management team to better understand TNLC’s recent business history, and near-term financials;

•     Performed a discounted cash flow analysis layered onto the Company’s financial model provided;

•     Performed a public company comparable analysis of similar companies to TNLC that trade on a major North American, European or Asian stock exchange and operate in the “Ad Tech”, “Digital Media” and “Agency Media” sectors, to derive certain forward Enterprise Value/Revenue multiples;

•     Performed Comparable Precedent M&A Transaction analysis of similar companies to TNLC in the “Ad Tech”, “Digital Media” and “Agency Media” sectors, to derive recent Enterprise Value / Revenue multiples; and

•     Performed such other analyses and examinations, as we deemed appropriate.

In forming our Opinion, we have had full access to, and full cooperation from, the management teams of both BOCN and TNLC to ask questions and receive answers. Our Opinion is solely and necessarily based on economic, financial and market conditions as they exist and can be evaluated as of the date hereof.

In connection with our review and analyses and in arriving at our Opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information provided to us or publicly available and have not attempted to verify independently any such information (in accordance with reasonable industry practice).

Annex D-2

With respect to certain financial information, including financial analyses and projections, relating to the business and prospects of BOCN and TNLC provided to us, we have assumed that the financial information has been reasonably prepared on a basis reflecting reasonable and good faith estimates and good faith judgments of the management teams of both BOCN and TNLC as to the future financial performance of the combined parties without and subsequent to a potential business combination.

This Opinion is solely for the use of the Board of Directors of BOCN, and is not to be publicly disclosed, used, excerpted, reproduced or disseminated, quoted or referred to at any time, in any manner or for any purpose, without the prior written consent of Newbridge, except that this Opinion may be reproduced in full in, and references to this Opinion and to Newbridge and its relationship with BOCN may be included in, filings made by BOCN with the U.S. Securities and Exchange Commission and in any registration statement, prospectus, proxy statement or similar disclosure document delivered to stockholders of BOCN.

We have tried to apply objective measures of value in rendering our Opinion. You understand, however, that such a valuation necessarily is based on some subjective interpretations of value. We understand that we are not obligated to review our Opinion due to events and fluctuating economic conditions occurring subsequent to the date of this Opinion.

Based upon and subject to the foregoing, it is our Opinion that, as of the date hereof, (i) the Aggregate Consideration is fair, from a financial point of view, to BOCN and BOCN’s unaffiliated public shareholders and (ii) the Company has an aggregate fair market value equal to at least 80 percent of net assets held in the Trust Account (excluding deferred underwriting commissions and taxes payable on the income earned on the Trust Account).

Sincerely,

Newbridge Securities Corporation

Chad D. Champion
Senior Managing Director, Head of Equity Capital Markets

Annex D-3

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of directors and officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime.

The post-closing memorandum and articles of association that will become effective immediately prior to the completion of the Merger provides that we shall indemnify our directors and officers (each, an “indemnified person”) to the maximum extent permitted by law against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person’s own dishonesty, willful default or fraud as determined by a court of competent jurisdiction, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his/her duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statements Schedules

(a)    Exhibits.

Exhibit Number	Description
2.1	Agreement and Plan of Merger dated as of June 6, 2023 by and among Blue Ocean Acquisition Corp, TNL Mediagene, and TNLMG (included as Annex A-1 to the proxy statement/prospectus).
2.2	Amendment to Agreement and Plan of Merger, dated as of May 29, 2024 by and among Blue Ocean Acquisition Corp, TNL Mediagene, and TNLMG (included as Annex A-2 to the proxy statement/prospectus).
2.3	Form of Plan of Merger (included as Annex C to the proxy statement/prospectus).
3.1	Memorandum and Articles of Association of TNL Mediagene.
3.2	Amended and Restated Memorandum and Articles of Association of TNL Mediagene, to become effective upon consummation of the Merger (included as Annex B to proxy statement/prospectus)
3.3

Amended and Restated Memorandum and Articles of Association of Blue Ocean Acquisition Corp (incorporated by reference to Exhibit 3.1 to Blue Ocean Acquisition Corp’s Current Report on Form 8-K filed with the SEC on December 8, 2021).

4.1

Specimen Unit Certificate of Blue Ocean Acquisition Corp (incorporated by reference to Exhibit 4.1 to Blue Ocean Acquisition Corp’s Registration Statement on Form S-1 filed with the SEC on November 19, 2021).

4.2

Specimen Ordinary Share Certificate of Blue Ocean Acquisition Corp (incorporated by reference to Exhibit 4.2 to Blue Ocean Acquisition Corp’s Registration Statement on Form S-1 filed with the SEC on November 19, 2021).

4.3

Specimen Warrant Certificate of Blue Ocean Acquisition Corp (incorporated by reference to Exhibit 4.3 to Blue Ocean Acquisition Corp’s Registration Statement on Form S-1 filed with the SEC on November 19, 2021).

4.4

Warrant Agreement, dated as of December 2, 2021, by and between Blue Ocean Acquisition Corp and Continental Stock Transfer and Trust Company (incorporated by reference to Exhibit 4.1 to Blue Ocean Acquisition Corp’s Current Report on Form 8-K filed with the SEC on December 8, 2021).

4.5^	Specimen Ordinary Share Certificate of TNL Mediagene.
4.6^	Specimen Warrant Certificate of TNL Mediagene.

Exhibit Number	Description
4.7

Form of Assignment, Assumption and Amended & Restated Warrant Agreement by and between Blue Ocean Acquisition Corp, TNL Mediagene and Continental Stock Transfer and Trust Company, as warrant agent (included as Exhibit E to the Agreement and Plan of Merger, dated as of June 6, 2023 which is included as Annex A-1 to the proxy statement/prospectus)

5.1^	Opinion of Morrison & Foerster LLP as to validity of the warrants of TNL Mediagene to be issued.
5.2^	Opinion of Walkers (Hong Kong), as to the validity of the ordinary shares of TNL Mediagene to be issued.
8.1^	Opinion of Sidley Austin LLP regarding certain federal income tax matters.
10.1

Investment Management Trust Agreement, dated as of December 2, 2021 by and between Blue Ocean Acquisition Corp and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.2 to Blue Ocean Acquisition Corp’s Current Report on Form 8-K filed with the SEC on December 8, 2021).

10.2

Amended and Restated Letter Agreement, dated June 6, 2023 by and among Blue Ocean Sponsor LLC, Apollo SPAC Fund I, L.P., certain members of Blue Ocean Acquisition Corp’s board of directors, management team and advisory board and certain other shareholders of Blue Ocean Acquisition Corp (incorporated by reference to Exhibit 10.1 to Blue Ocean Acquisition Corp’s Current Report on Form 8-K filed with the SEC on June 6, 2023).

10.3^	Amendment No. 1 to the Amended and Restated Letter Agreement dated October 23, 2024 by and among Blue Ocean Acquisition Corp, TNL Mediagene and Blue Ocean Sponsor LLC.
10.4

Lock-up and Support Agreement, dated June 6, 2023, by and among TNL Mediagene, Blue Ocean Acquisition Corp and certain shareholders of TNL Mediagene (incorporated by reference to Exhibit 10.2 to Blue Ocean Acquisition Corp’s Current Report on Form 8-K filed with the SEC on June 6, 2023).

10.5

Form of Registration Rights Agreement by and among Blue Ocean Acquisition Corp, TNL Mediagene, Blue Ocean Sponsor, LLC and certain shareholders of Blue Ocean Acquisition Corp and TNL Mediagene (included as Exhibit C to the Agreement and Plan of Merger, dated as of June 6, 2023 which is included as Annex A-1 to the proxy statement/prospectus).

10.6†	2015 Global Share Plan of TNL Mediagene
10.7

Registration Rights Agreement, dated December 2, 2021, among Blue Ocean Acquisition Corp, Blue Ocean Sponsor LLC and certain other security holders named therein (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on December 8, 2021).

10.8

Letter Agreement dated December 2, 2021, among Blue Ocean Acquisition Corp, Blue Ocean Sponsor LLC, Apollo SPAC Fund I, L.P., and the Registrant’s officers and directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on December 8, 2021).

10.9

Form of Indemnity Agreement, dated December 2, 2021, between Blue Ocean Acquisition Corp and each Blue Ocean Acquisition Corp officer and/or director (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K, filed with the SEC on December 8, 2021).

10.10

Securities Subscription Agreement, dated as of April 6, 2021, between Blue Ocean Acquisition Corp and Blue Ocean Sponsor LLC (incorporated by reference to Exhibit 10.8 to Blue Ocean Acquisition Corp’s Registration Statement on Form S-1 filed with the SEC on November 9, 2021).

10.11

Securities Subscription Agreement, dated as of October 28, 2021, by and among Blue Ocean Acquisition Corp, Blue Ocean Sponsor LLC and Apollo SPAC Fund I, L.P. (incorporated by reference to Exhibit 10.9 to Registration Statement on Form S-1 filed with the Securities & Exchange Commission on November 9, 2021).

10.12

Private Placement Warrants Purchase Agreement, dated December 2, 2021, between the Registrant and Blue Ocean Sponsor LLC (incorporated by reference to Exhibit 10.4 to Blue Ocean Acquisition Corp’s Current Report on Form 8-K filed with the SEC on December 8, 2021).

10.13

Administrative Support Agreement, dated December 2, 2021, between Blue Ocean Acquisition Corp and Blue Ocean Sponsor LLC (incorporated by reference to Exhibit 10.5 to Blue Ocean Acquisition Corp’s Current Report on Form 8-K filed with the SEC on December 8, 2021).

10.14

Amendment to Consulting Agreement between Blue Ocean Acquisition Corp and Richard Leggett, dated July 31, 2023 (incorporated by reference as exhibit 10.2 to Blue Ocean Acquisition Corp’s Current Report on Form 8-K filed with the SEC on August 04, 2023).

10.15

Amendment to Consulting Agreement between Blue Ocean Acquisition Corp and Matt Lasov, dated July 31, 2023 (incorporated by reference as Exhibit 10.3 to Blue Ocean Acquisition Corp’s Current Report on Form 8-K filed with the SEC on August 04, 2023).

Exhibit Number	Description
10.16

Consulting Agreement between Blue Ocean Acquisition Corp and Matt Lasov, dated November 22, 2022 (incorporated by reference to Exhibit 10.1 to Blue Ocean Acquisition Corp’s Current Report on Form 8-K filed with the SEC on November 23, 2022).

10.17

Consulting Agreement between Blue Ocean Acquisition Corp and Richard Leggett, dated as of October 11, 2022 (incorporated by reference to Exhibit 10.1 to Blue Ocean Acquisition Corp’s Current Report on Form 8-K filed with the SEC on October 14, 2022).

10.18

Amended & Restated Promissory Note, dated as of May 30, 2024, between Blue Ocean Acquisition Corp and Blue Ocean Sponsor LLC (incorporated by reference as Exhibit 10.1 to Blue Ocean Acquisition Corp’s Current Report on Form 8-K filed with the SEC on June 3, 2024).

10.19

Promissory Note, dated as of April 5, 2024, between Blue Ocean Acquisition Corp and Blue Ocean Sponsor LLC (incorporated by reference as Exhibit 10.1 to Blue Ocean Acquisition Corp’s Current Report on Form 8-K filed with the SEC on April 5, 2024).

10.20

Promissory Note, dated as of August 3, 2023 between Blue Ocean Acquisition Corp and The News Lens Co., Ltd. (incorporated by reference as Exhibit 10.1 to Blue Ocean Acquisition Corp’s Current Report on Form 8-K filed with the SEC on August 04, 2023).

16.1^	Letter from Grant Thornton, a former independent accounting firm for TNL Mediagene.
21.1^	List of subsidiaries of TNL Mediagene.
23.1	Consent of PricewaterhouseCoopers, Taiwan, an independent registered public accounting firm for TNL Mediagene.
23.2	Consent of Marcum LLP, an independent registered accounting firm for Blue Ocean Acquisition Corp
23.3	Consent of Forvis Mazars Japan Audit LLC, an independent accounting firm for Mediagene Inc.
23.4^	Consent of Morrison & Foerster LLP (included in Exhibit 5.1).
23.5^	Consent of Walkers (Hong Kong) (included in Exhibit 5.2).
23.6^	Consent of Sidley Austin LLP (included in Exhibit 8.1)
24.1^	Power of Attorney (included on signature page to the initial filing of this Registration Statement).
99.1^	Form of Proxy Card
99.2^	Consent of Newbridge Securities Corporation.
99.3^	Consent of Lauren Zalaznick
99.4^	Consent of Takako Masai (Nishida)
99.5^	Consent of Priscilla Han
107^	Filing Fee Table

____________

*        To be filed by Amendment

^        Previously filed

†        Indicates a management contract or compensatory plan.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

•        to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

•        to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

•        to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

•        to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

•        that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

•        to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

•        to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (1)(d) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

•        any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

•        any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

•        the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•        any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (a) that is filed pursuant to the immediately preceding paragraph, or (b) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Taipei City, Taiwan on November 5, 2024.

TNL MEDIAGENE
By:
Name:	Tzu-Wei Chung
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on November 5, 2024.

Signature	Title
Director and Chief Executive Officer
Tzu-Wei Chung	(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)
Director and President
Motoko Imada
Director
Jim Wu
Director
Marcus Brauchli

Signature Of Authorized Representative In The United States

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of TNL Mediagene, has signed this registration statement or amendment thereto in New York on November 5, 2024.

Cogency Global Inc. Authorized U.S. Representative
By:
Name:	Colleen A. De Vries
Title:	Sr. Vice President on behalf of Cogency Global Inc.